Form 20-F
period 1998-12-31
SATELITES MEXICANOS SA DE CV
filed 1999-05-21
CIK 1063131

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                        COMMISSION FILE NUMBER: 333-8880

                       SATELITES MEXICANOS, S.A. de C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                                 (525) 201-0800

                     JURISDICTION OF INCORPORATION: MEXICO

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                     10 1/8% SERIES B SENIOR NOTES DUE 2004

 THE NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK AS OF DECEMBER 31, 1998 WAS:

    2,550  CLASS I SERIES A SHARES
2,598,450  CLASS II SERIES A SHARES
    2,450  CLASS I SERIES B SHARES
2,496,550  CLASS II SERIES B SHARES
4,900,000  CLASS II SERIES N SHARES

     The registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or such shorter period, and has been subject to such filing requirements for the past 90 days.

     The registrant has elected to follow financial statement Item 18.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I
Item 1.   BUSINESS....................................................    1
Item 2.   DESCRIPTION OF PROPERTY.....................................   16
Item 3.   LEGAL PROCEEDINGS...........................................   16
Item 4.   CONTROL OF REGISTRANT.......................................   16
Item 5.   NATURE OF TRADING MARKETS...................................   17
Item 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
          HOLDERS.....................................................   17
Item 7.   TAXATION....................................................   17
Item 8.   SELECTED FINANCIAL DATA.....................................   21
Item 9.   MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
          AND FINANCIAL CONDITION.....................................   22
Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................   28
Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT........................   29
Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS......................   29
Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES................................................   29
Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..............   29
                                  PART III
Item 15.  DEFAULTS UPON SENIOR SECURITIES.............................   30
Item 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES..................................................   30
                                  PART IV
Item 17.  FINANCIAL STATEMENTS........................................    *
Item 18.  FINANCIAL STATEMENTS........................................   30
Item 19.  FINANCIAL STATEMENTS AND EXHIBITS...........................   31

------------------------------

* The registrant has responded to Item 18 in lieu of this Item.

                                     PART I

ITEMS 1.  BUSINESS

                                  THE COMPANY

GENERAL

     In 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia"), formerly Telefonica Autrey, S.A. de C.V., acquired 75% of the outstanding capital stock of Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") from the Government of Mexico (the "Government"). The remaining 25% of Satmex's capital stock is owned by the Government. Satmex is the leading provider of domestic fixed satellite services ("FSS") in Mexico and intends to expand its services to become a leading provider of satellite services throughout Latin America. The Company provides transponder capacity to customers for distribution of network and cable television programming, direct-to-home television ("DTH") service and on-site transmission of live news reports, sporting events and other video feeds. Satmex also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. The Company is also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in the United States, Canada and 20 nations and territories in Latin America. The Company's broadcasting customers include Televisa, MVS Multivision, Television Azteca and its telecommunications services customers include Telmex, Bancomer, Pemex, Cemex and the Mexican subsidiaries of Ford and DaimlerChrysler.

     The Company's three satellites (Solidaridad 1, Solidaridad 2 and Satmex 5) are in geostationary orbit at 109.2 degrees W.L., 113 degrees W.L. and 116.8 degrees W.L., respectively, and have a total of 144 36-MHz transponder-equivalents operating in the C- and Ku-band, with an aggregate footprint covering substantially all of the continental United States, the Caribbean as well as all of Latin America, other than certain regions in Brazil. The Company believes that this capacity is one of the largest capacities dedicated primarily to the Latin American region. The Company intends to expand its sales outside of Mexico by expanding its network of offices, agents, distributors and value-added resellers in principal cities in the Latin American region. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit.

     The Company is a member of the Loral Global Alliance, which is managed by Loral Skynet. Through the alliance, the Company can offer its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global geosynchronous satellite services. The other alliance members are Loral Skynet and Loral Orion, two Loral subsidiaries, and Europe*Star, a joint venture between Loral and Alcatel. The members of the alliance currently have seven satellites in orbit with a total of 144 C-band and 192 Ku-band 36-MHz transponder-equivalents. In the next six months, the alliance members are expected to have nine satellites in orbit with a total of 168 C-band and 273 Ku-band 36-MHz transponder equivalents.

     The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales force and for cooperative marketing and promotional activities. The Company believes that such arrangements will enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage.

     At December 31, 1998, Solidaridad 1, Solidaridad 2 and Satmex 5 have remaining estimated useful lives of 8, 10 and 21 years, respectively. Satmex holds 20-year concession titles to operate in its three orbital locations at certain C- and Ku-band frequencies, each of which will expire on October 22, 2017. The concession titles are renewable thereafter, subject to certain conditions, for an additional 20-year term without additional payment. In addition, the Company operates two satellite control centers.

SERVICES

     The Company provides satellite transmission capacity to broadcasting customers for network and cable television programming, DTH television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. The Company also provides satellite transmission capacity to telecommunications service customers for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. The Company offers its customers part-time service, varied power and footprint service, grades of service protection and value-added services.

  BROADCASTING TRANSMISSION SERVICES

     Satellite capacity is utilized for broadcasting transmission services by various national and international networks for the point to point and point to multi-point distribution of television programs, video signals, and other services, including distance learning, special events and live reports. Customers include private and state-owned broadcasting networks, cable television operators and DTH operators. Broadcasting transmission clients usually lease one or more transponders.

     Broadcasting customers use satellite capacity to transmit coverage of live scheduled special events, such as the Olympics, to programmers on an ad hoc basis. The Company also provides broadcasting transmission services to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis.

     Broadcasting customers also use satellite capacity for "backhaul" operations, such as transporting programming from a broadcaster's foreign news bureau to a broadcast center for simultaneous or later transmission. The Company's services in this area are focused on the transportation of program material and syndicated programming for broadcasters on a scheduled basis.

  TELECOMMUNICATIONS TRANSMISSION SERVICES

     The Company provides domestic and international telecommunications transmission services to public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. Companies may lease channels, circuits or fractions of a transponder, allowing these transponders to be shared among several users.

     The Company provides satellite capacity to telephone companies which use the capacity as part of their communications network on a national or international basis. The Company's business communications services include the provision of satellite capacity to communications carriers that provide private business networks for data, voice and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide customers cost savings for large, geographically dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations and increased network availability and lower transmission error rates.

     Many businesses and organizations currently use satellite communications networks for certain of their communications needs. For example, retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automatic teller machines to processing computers. News agencies use satellite networks to distribute information continuously to numerous locations, and paging operators use satellite networks to distribute paging information from a central switch to multiple remote transmitters for retransmission to pagers.

     The Company provides satellite capacity to domestic and regional communications centers in Latin America. The provision of satellite capacity to carriers involves relatively low marketing and operating costs, while promoting the use of satellite networks for business communications in Latin America. The Mexican government currently represents one of the single largest users of communications facilities in Mexico.

     The Company offers transponder capacity for end-to-end satellite services for two types of private business communications networks: IDS networks and VSAT networks. IDS networks consist of rooftop antennas and are used by customers that have relatively steady flows of information to and/or from all of the points in the network. Because of their large transmission requirements, IDS networks require dedicated, permanent communications links to each point. VSAT networks differ from IDS networks in that VSAT networks consist of very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. Through the use of VSAT technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity.

  NEW SERVICES

     Some of the new services that the Company plans to introduce and promote are:

     Loral Skynet's Digital News Gathering. An enhanced service that provides live video feeds for broadcast of special events and breaking news.

     Loral Skynet's Digital Video Service. A compressed digital video service designed to provide additional video channels for customers. Because this technology is designed to result in more efficient use of a transponder, it is intended to provide the Company with higher overall transponder pricing.

     Loral Skynet's Global Booking System. A transponder inventory management system which should allow the Company to offer one-stop shopping to its customers. It is designed to provide customers with information on transponder availability, access and pricing and to allow the Company to offer its service directly to customers.

CUSTOMERS

     The Company has a broad customer base which includes private and state-owned broadcasting networks, cable television operators, DTH operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. The Company's largest customer is Televisa. Revenue from Televisa and the Mexican government represented 29% and 5%, respectively of total revenues for the year ended December 31, 1998 and 43% and 40%, respectively of total revenues for the period November 17, 1997 to December 31, 1997.

     Approximately 89% and 95% of the Company's revenues for the year ended December 31, 1998 and for the period November 17, 1997 to December 31, 1997, respectively, were generated from customers in Mexico.

                 CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by the Company with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of an authorized executive officer of the Company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below.

WE ARE HIGHLY LEVERAGED.

     As of March 31, 1999, we had outstanding debt of approximately $609 million. A significant portion of our cash flow is used to service this debt, which in turn affects our ability to pay our other expenses and to fund our expenditures. In addition, we will need to improve our cash flow significantly in order to satisfy certain performance requirements contained in our debt documents. If we are unable to meet those requirements, it could result in a default. This in turn could permit acceleration of the related debt and result in a default of other debt. In March 1999, Loral and Principia invested $31.9 million of capital into the Company, through the purchase of preferred stock, to pay down debt in order to ensure compliance with covenants contained in our debt documents. We cannot guarantee that the shareholders will make additional equity contributions in the future.

     Covenants contained in the debt documents also limit our management's option for dealing with business issues, including incurring additional debt, making capital expenditures and paying dividends. We cannot be certain that the restrictions contained in those documents will not impair our ability to finance our future operations or capital needs or to engage in other business activities.

WE MAY NOT HAVE SUFFICIENT RESOURCES TO REPAY OUR DEBT OBLIGATIONS.

     Our ability to service our debt obligations will depend on our future performance. At December 31, 1998, we had approximately $324 million of senior secured notes outstanding, which bear interest at a floating rate. These notes require repayment in $250,000 quarterly installments, with the balance due on June 29, 2004. In addition, we have $320 million of 10 1/8% fixed rate notes outstanding, which must be repaid in full on November 1, 2004. At December 31, 1998, we also had $50 million available under our revolving credit facility, which is currently undrawn. Any borrowings under the revolving credit facility must be repaid by December 29, 2002.

     If we are unable to repay any portion of the senior secured notes, the fixed rate notes or the revolving credit facility when due, we will have to refinance this indebtedness. We cannot guarantee that this refinancing will be available, or if available, that it will be on terms acceptable to us.

OUR CONTRACTS WITH TELEVISA REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES; THEY ARE SCHEDULED TO EXPIRE IN OCTOBER 1999.

     Our largest customer is Televisa, which represented approximately 29% of our revenues for the year ended December 31, 1998. Two of our contracts with Televisa are scheduled to expire in October 1999. On March 30, 1999, the Company executed a commitment letter with Televisa to renew Televisa's service for 12 Ku-band transponders on Solidaridad 2 through December 2001. The Company expects to finalize a contract with Televisa in the second quarter of 1999. If these contracts are not renewed and we are unable to sign up replacement customers, our revenues and operating results would be hurt.

     As one of our anchor tenants, Televisa has the option to lease vacant capacity on our existing satellites on terms that are substantially similar to those contained in its existing contracts. The leases that we may enter into with Televisa pursuant to its exercise of these options may therefore not be at prevailing market rates. Moreover, the Televisa contracts provide that if we enter into agreements with customers on terms that are more favorable than those contained in the Televisa contracts, Televisa would, subject to certain limited exceptions, be entitled to those more favorable terms.

WE HAVE SHORT-TERM CUSTOMER CONTRACTS.

     As of April 30, 1999, approximately 39% of our customer contracts have terms that range from one to three years. Our revenues would be hurt if we were unable to find new customers to replace customers whose contracts have expired.

WE COMPETE WITH OTHERS FOR CUSTOMERS; CHANGES IN MEXICAN REGULATIONS MAY RESULT IN NEW COMPETITORS.

     We face competition from other companies, including PanAmSat Corporation and Intelsat. PanAmSat has a fleet of 19 satellites, including six that serve the Latin American market. Intelsat, an international consortium owned by 140 member countries, has 24 satellites, including four that cover Latin America. In March 1998, Intelsat spun off six of its satellites to a newly formed company known as New Skies Satellite N.V., which will also compete with us. We cannot assure you that we will be able to compete successfully. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenues and impact our ability to service our debt obligations.

     The Mexican government has recently liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding effect on our revenues.

OUR GOVERNMENT CONCESSIONS MAY BE REVOKED UNDER CERTAIN CIRCUMSTANCES.

     The Mexican government has granted to us four concessions, three relating to our use of the orbital slots currently occupied by our satellites and the fourth relating to our use of the satellite control centers and the related land and buildings on which they are located. The orbital concessions have an initial 20-year term, and are renewable after that time, subject to certain conditions, for an additional 20-year term. The real property concession has a 40-year term. However, these concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events, including our bankruptcy or liquidation.

     Also, the Mexican government has the right to revoke the orbital concessions pursuant to an expropriation. The Mexican government may also temporarily seize the orbital concessions in the event of natural disaster, war or threat to national security, public order or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. If the concessions are terminated, revoked or temporarily seized, our results of operations and financial condition will be materially and adversely impacted.

WE OPERATE PRIMARILY IN MEXICO, WHICH MAY SUBJECT US TO ADDITIONAL RISKS.

     For the year ended December 31, 1998, approximately 89% of our revenues were from sales within Mexico. As a result, our performance and prospects will be affected by the political, social and economic developments in Mexico, including currency fluctuations and inflation. Mexico has in the past experienced economic crisis characterized by exchange rate instability, high inflation, high domestic interest rates, negative economic growth and reduced consumer buying power. Should Mexico experience any such economic crisis in the future, we cannot assure you that our results of operations and financial condition would not be affected.

     While the Mexican government does not generally restrict the ability of a person, Mexican or otherwise, to convert pesos to foreign currencies, it has done so in the past when it has experienced shortages in its foreign exchange reserves. We cannot guarantee that this will not happen again in the future. If we were to experience restrictions in our ability to convert pesos into dollars, we would have difficulty servicing our debt obligations.

     Exchange rate fluctuations could also hurt us. In the past, we generally hedged against the risk of exchange rate fluctuations. We cannot guarantee that we will be able to hedge our exchange rate risk in the future or that our hedges will be successful. Moreover, exchange rate fluctuations could impact our customers' ability to pay for our services.

OUR IN-ORBIT SATELLITES REMAIN VULNERABLE TO FAILURE.

     Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life. Satellites are carefully built and tested and have certain redundant systems in case of failure. However, in-orbit failure may result from various causes including:

     - component failure;

     - loss of power or fuel;

     - inability to control positioning of the satellite;

     - solar and other astronomical events; and

     - space debris.

     Repair of satellites in space is not feasible. Many factors affect the useful lives of satellites. These factors include:

     - the quality of construction

     - gradual degradation of solar panels and

     - the durability of components.

     While we have obtained in-orbit insurance for Solidaridad 1, Solidaridad 2 and Satmex 5, a satellite failure may result in a drop in our profits, which loss would not be insured. The in-orbit insurance for Solidaridad 1 and Solidaridad 2 expires in November 2002 and the in-orbit insurance for Satmex 5 expires in

December 2003. We cannot guarantee that we will be able to renew the insurance at the end of these periods, or that if renewal is available, that it would be on terms acceptable to us.

     At December 31, 1998, our satellites have remaining estimated useful lives ranging from 8 to 21 years. However, our Solidaridad 1 satellite has experienced problems and mechanical difficulties, including loss of its primary command receiver and loss of pressure in a propulsion subsystem that could shorten its operational life. On April 28, 1999, Solidaridad 1 experienced a loss of its primary satellite control processor. Service was restored after 14 hours using the backup satellite control processor. Satmex and the satellite manufacturer, Hughes Space and Communications, Inc., are investigating the cause of the service interruption. However, Solidaridad 1 does not have any redundant systems should the back up satellite control processor fail. Failure of the back up command receiver or the back up satellite control processor would result in a loss of Solidaridad 1. Moreover, Solidaridad 1 and Solidaridad 2 were manufactured by Hughes and are similar in design to other Hughes satellites which have recently experienced in-orbit component failures.

OUR BUSINESS IS REGULATED, CAUSING UNCERTAINTY AND ADDITIONAL COSTS.

     Our business is regulated by the Mexican authorities. As we expand our service outside of Mexico into other countries in Latin America and the United States, we will become subject to regulations in those countries. For example, we will need to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses which we need, and so increase our cost of doing business. For example, the concessions granted to us by the Mexican government require that we reserve approximately 7% of our satellite capacity for use by the Mexican government free of charge. Moreover, the concessions are subject to government regulations, which may make modifications or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational and pricing requirements on us, which would hurt our results of operations and financial condition.

     The regulatory process also requires that we negotiate with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere. Because we cannot guarantee the results of negotiations with third parties, "frequency coordination" is an additional source of uncertainty. For example, we have to coordinate our Satmex 5 satellite with the government of Canada.

THERE ARE POTENTIAL CONFLICTING INTERESTS BETWEEN US AND OUR SHAREHOLDERS.

     Loral and Principia own and have interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet and Loral Orion own or are building satellites, the footprints of which overlap or are planned to overlap with those of our satellites. We have, together with Loral Skynet, Loral Orion and Europe*Star, a joint venture between Loral and Alcatel, adopted a marketing policy that provides for collaboration and cross-selling among the Loral Global Alliance members. If, however, the members of the Loral Global Alliance do not collaborate but rather compete in areas of overlapping capacity, conflicting commercial interests between us and the Loral entities may arise. If Loral Skynet and Loral Orion do not collaborate with us or vice versa under the Loral Global Alliance, Loral Skynet and Loral Orion might compete directly with us for customers.

DISAGREEMENTS BETWEEN LORAL AND PRINCIPIA COULD RESULT IN DEADLOCK.

     We may undertake certain material actions only with the prior agreement of both Loral and Principia. If Loral and Principia are unable to reach an agreement, it could lead to a management deadlock, which would hurt us. To resolve this deadlock, Loral or Principia may seek to sell its interests or alternatively, buy the interests of the other. This could in turn result in a change of control under our debt documents, which would entitle certain of our debtholders to require us to buy back their debt, including in some cases at a purchase price equal to 101% of the principal amount. A change of control may under certain circumstances, also result in a termination of our concessions from the Mexican government.

IF SERVICIOS DEFAULTS IN THE PAYMENT OF CERTAIN DEBT OWED TO THE MEXICAN GOVERNMENT, THE MEXICAN GOVERNMENT WOULD GAIN CONTROL OF US.

     Servicios Corporativos Satelitales, S.A. de C.V. has issued to the Mexican government a note in the principal amount of $125.1 million, which bears interest at 6.03%, matures in December 2004 and is secured by Loral's and Principia's holdings in Firmamento Mexicano, S. de R.L. de C.V., our parent company. This obligation is subject to earlier prepayment under certain circumstances, including upon a failure by Loral and Principia to maintain sufficient collateral to secure Servicio's obligation to the Mexican government. Servicios will depend upon dividends from us to repay this obligation to the Mexican government. We cannot assure you that Servicios will have the resources to repay this obligation when due. If Servicios were to default in the payment of this obligation, the Mexican government will have the right to foreclose upon the Firmamento interests. This would result in the Mexican government gaining control of us.

JUDGMENTS AGAINST US MAY BE PAID IN PESOS; UPON OUR BANKRUPTCY, OUR DOLLAR DENOMINATED OBLIGATIONS ARE CONVERTED INTO PESOS.

     If a proceeding were to be brought in Mexico seeking to enforce our obligations with respect to dollar denominated obligations (including certain of our outstanding debt), we may elect under Mexican law to make that payment in pesos, based on the then prevailing exchange rate. Any shortfall based upon exchange rate fluctuation will be borne by the other party. Moreover, if we were declared bankrupt, our dollar denominated obligations would be converted into pesos based on the exchange rate in effect at the time the bankruptcy is declared. There would be no adjustment to take into account any depreciation on the value of the peso against the dollar from the time of the bankruptcy declaration to the date the claim is actually paid.

THE YEAR 2000 PROBLEM.

     Many computer systems and software programs may not function properly in the year 2000 and beyond because of a once common programming standard that used two digits instead of four digits to signify a year. These computer systems and software programs read the year 1999 as "99" and not "1999." Because of this, the year 2000 may appear as the year 1900, which could result in system failures or disruptions. This problem is often referred to as the "Year 2000" issue.

     If we are unable to fix a material Year 2000 problem, we could experience an interruption or failure of our business operations. Likewise, if our suppliers are unable to fix a material Year 2000 problem, a resulting interruption or failure of their business could hurt us.

THERE ARE RISKS REGARDING FORWARD-LOOKING STATEMENTS.

     Some statements or information contained in this document are not historical facts but are "forward-looking statements" (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995). They can be identified by the use of forward-looking words such as "believes", "expects", "plans", "may", "will", "should", or "anticipate" or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. Some of the factors which may cause future results and performance to differ from what we may imply here are:

     - We owe significant amounts of money;

     - We rely on certain customer contracts and have many short-term contracts;

     - We face more competition under the current regulatory climate which could impact our market share;

     - We operate primarily in Mexico, which imposes certain risks;

     - Our concessions may be terminated or revoked by the Mexican government under certain circumstances; and

     - Our satellites remain vulnerable to failure after launch.

     We warn you that forward-looking statements are only predictions. Actually events or results may differ materially as a result of risks that we face, including those presented above. These are representative of factors that could affect the outcome of the forward-looking statements.

                                   REGULATION

REGULATORY FRAMEWORK

     The Federal Telecommunications Law of Mexico (the "Communications Law"), which provides the overall legal framework for the regulation of satellite services in Mexico, became generally effective on June 7, 1995. Under the Communications Law, a provider of satellite services, such as the Company, must operate under a concession granted by the Secretaria de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the "SCT"), pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the voting stock of such a corporation.

     In addition, the Company's operations are mainly subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and the terms for the expropriation (rescate) of the Company's concessions, the Ley General del Equilibrio Ecologico y Proteccion al Ambiente (the General Law on Ecology and Protection of the Environment or the "Environment Law") and other environmental laws, the Ley Federal de Competencia Economica (the Federal Economic Competition Law), the Ley de Vias Generales de Comunicacion (the Law of General Means of Communication) and other international treaties, laws, rules and decrees.

     Under the Communications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. The Mexican Telecommunications Commission is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. The Mexican Telecommunications Commission's duties include, among other things: issuing administrative regulations relating to telecommunications; recommending amendments to existing laws and rules; making recommendations to SCT on applications for the grant, modification, renewal, transfer and revocation of concessions and permits; administering the radio frequency spectrum; promoting and overseeing interconnection of equipment and public telecommunications networks; registering tariffs for telecommunications services and establishing specific obligations relating to tariffs, quality of service and provision of information by carriers with substantial market power; and ensuring carriers comply with the obligations set forth in concessions and permits.

     Satellite control centers must be established within Mexico for satellites authorized to use Mexican orbital slots. The Communications Law allows satellites licensed to Mexican orbital positions to serve other countries subject to the terms and conditions of treaties with Mexico and subject to the laws of the foreign country. The SCT may grant concessions at any time to foreign satellite systems to serve Mexico subject to applicable treaties and Mexican law.

     The rules promulgated pursuant to the Communications Law requires licensees of satellites intending to provide telecommunications services through one or more transmitting earth stations of their own to obtain a separate license to construct and operate a public telecommunications network. Where the satellite operator intends to provide services other than public telecommunications services through its own earth stations, it must obtain a permit from the SCT. Where a satellite operator intends to provide services other than the lease of capacity by obtaining a separate license or permit, it may provide such services only through an affiliate or subsidiary.

THE CONCESSIONS

     The Mexican government has awarded the Company the following concessions:
(i) the right to occupy each of three orbital positions and exploit their respective C- and Ku-band frequencies (the "Orbital Concessions") and (ii) the right to use the buildings and areas in which the control centers are located (the "Property Concession"). The Orbital Concessions may be granted as collateral to any party other than a foreign government or state.

     The Orbital Concessions include the right to exploit the 113.0 degreesWL,
116.8 degreesWL and 109.2 degreesWL orbital slots. As part of the Orbital Concessions, the Company may establish rates and terms for transponder leasing, which must be registered in order to become effective. However, if the SCT determines that the Company has substantial power in the Mexican market, the Mexican Telecommunications Commission may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, the Company is prohibited from establishing cross subsidies and using discriminatory practices.

     As part of the Orbital Concessions, the Company is required to allocate 181 MHz C-band and 181MHz Ku-band to the Mexican government, free of charge, for national security and certain public purposes. In addition, the Company is required to operate two L-band transponders (one on each of the Solidaridad satellites), which will continue to be owned by the Mexican government.

     Under the Orbital Concessions, the Company is required to: (i) carry out research and development in Mexico, (ii) preferentially staff the control centers with Mexican nationals, and (iii) maintain satellite service continuously and efficiently. As security for the performance by the Company of its obligations under each Orbital Concession, the Company was required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. Under the terms of the surety bond, the Company has paid to Fianzas Monterrey Aetna, a surety, a premium of 73,000 pesos per Orbital Concession, and the surety has agreed to pay to the Federal Treasury of Mexico, in the event the Company breaches the terms of the Orbital Concessions, a sum of 10 million pesos per Orbital Concession. The Orbital Concessions were finalized and published in the Official Gazzette on December 30, 1997.

     The Orbital Concessions have twenty year terms and may, subject to certain conditions, be extended for an additional twenty year term, without the payment of any additional consideration to the Mexican government.

     Except in limited circumstances, the Company must notify the SCT prior to issuing and selling any shares in the Company that represent 10% or more of the outstanding capital stock of the Company, and must identify the potential purchaser. Within 30 days of receipt of such notification the SCT may object to the sale. The Company may only proceed with the proposed sale if no objection is raised by the SCT. For a term of three years commencing on November 17, 1997, shareholders of 51% of the paid-in capital stock of the Company, may not transfer any shares without prior approval from the SCT (except for transfers between the shareholders not exceeding 5% of the paid-in capital).

     The Property Concession includes two plots of land, and buildings and fixtures built thereon. The Property Concession includes the right to use only the property for the purposes of exploiting the orbital slots and frequency assignments. Additionally, the Company may not rent or otherwise sublease the property without the prior permission of the SCT. Under the Property Concession, the Company is required to: (i) pay an annual fee in an amount equal to 7.5% of the assessed property value and (ii) maintain the premises in good condition.

     The duration of the Property Concession is forty years or for the length of the Orbital Concessions. The Property Concession duration may be extended at the discretion of the SCT.

CONCESSION TERMINATION

     The Orbital Concessions will terminate if (i) the term of any such Orbital Concession expires, (ii) the Company resigns its rights under any such Orbital Concession, (iii) the Mexican government through the

SCT, expropriates any of the Orbital Concessions, (iv) the Company is liquidated or becomes bankrupt or (v) the SCT revokes any of the Orbital Concessions. The Company's assets and rights under the Orbital Concessions may also be temporarily seized by the SCT, as described below.

     The Communications Law provides that the SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including: (i) failure by the Company to exercise its rights under any of the Orbital Concessions for a period greater than 180 days from the date the Orbital Concessions were granted; (ii) unjustified interruption of the services that may be provided under the Orbital Concessions; (iii) the Company's undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;
(iv) failure by the Company to satisfy the terms or conditions set forth in the Orbital Concessions; (v) unjustified failure by the Company to interconnect other concessionaires or licensees that have the right to provide telecommunications services; (vi) change of nationality of the Company and (vii) assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of the Communications Law. In the cases of items (i),
(v), (vi) and (vii) above, the SCT may immediately revoke any of the Orbital Concessions. In the cases of items (ii), (iii) and (iv) above, the SCT may only revoke any of the Orbital Concessions if it has imposed sanctions on the Company for the relevant breach on at least three separate occasions. In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to the Company.

     The SCT also has the right to terminate any of the Orbital Concessions pursuant to an expropriation (rescate). From and after any such expropriation, assets used in connection with the exploitation of the Orbital Concessions would be subject to the ownership and management of the Mexican government.

     The SCT may also temporarily seize the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to the Company if it effects an expropriation or a temporary seizure, except in the case of a temporary seizure due to war. In respect of an expropriation (rescate), the basis for any compensation to a concessionaire is specified by decree of the Mexican government and is subject to judicial review in the event of dispute. With respect to a temporary seizure, the Communications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the temporary seizure.

     If the Orbital Concessions are expropriated and in connection with such expropriation compensation is paid to the Company, the lenders under the Company's secured credit facility and the holders of the secured floating rate notes would have priority over the holders of the 10 1/8% fixed rate notes with respect to such compensation until all amounts due under the secured credit facility and all amounts due on the secured floating rate notes are paid in full, and thereafter the holders of the fixed rate notes would have a claim with respect to any such remaining compensation which would rank pari passu with the claims of other unsecured creditors of the Company.

     The Property Concession will terminate if: (i) the Property Concession term expires; (ii) the Company resigns its rights to the Property Concession; (iii) the Orbital Concessions are terminated; (iv) the purpose for which the Property Concession is granted no longer exists; (v) the Mexican government expropriates the Property Concession for reasons of public interest or (vi) the Property Concession is revoked. The Mexican government may revoke the Property Concession for various reasons, including without limitation, the following: (i) failure to use the Property Concession for the purpose for which it was granted; (ii) failure to comply with the terms of the Property Concession; (iii) activities, without prior permission of the SCT, which interfere with satellite operations; and (iv) under terms and conditions generally applicable to property concessions of this type under applicable Mexican law.

     At the end of the concession term, the orbital positions and control center land and buildings will revert to the state. The Mexican government will then have preference to acquire the satellites, control centers and other associated and necessary equipment for the continuation of satellite service.

TREATIES AND INTERNATIONAL ACCORDS

  RECIPROCITY AGREEMENT BETWEEN THE UNITED STATES AND MEXICO

     In April 1996, Mexico and the United States (the "Parties") signed an agreement (the "Reciprocity Agreement") concerning the transmission and reception of signals from satellites for the provision of satellite services to users in Mexico and the United States. The main aspects of this agreement are
(i) Mexican satellites are permitted to provide satellite service to, from and within the United States (in conformance with applicable U.S. law), (ii) U.S. satellites are permitted to provide satellite service to, from and within Mexico (in conformance with applicable Mexican law), (iii) the conditions for the transmission and reception of satellite signals will be as agreed to in protocols to the agreement, (iv) the entities operating commercial satellites and earth stations may be structured with either public or private participation (in conformity with both Mexican and U.S. law), (v) neither Mexico nor the United States shall require a satellite licensed by the other government to obtain an additional license for the operation of the satellite in order to provide the satellite services described in the protocols to the Reciprocity Agreement, (vi) licenses for earth stations and satellite services must comply with national laws and regulations, (vii) applicable foreign ownership restrictions on satellite service providers and earth station licenses continue to apply and (viii) both Mexico and the United States retain the right to take actions that either government considers necessary for the protection of its essential security interests.

     The Reciprocity Agreement may be amended by agreement of the Parties. Additional protocols or protocol amendments may be concluded by written agreement of the Parties. The Reciprocity Agreement may be terminated by mutual agreement of the Parties, or by either Party by written notice of termination to the other Party through diplomatic channels. Such notice of termination will enter into effect six months after receipt of the notice.

  DTH PROTOCOL

     In November 1996, Mexico and the United States signed a protocol (the "DTH Protocol") to the Reciprocity Agreement concerning the transmission and reception of signals from satellites for the provision of direct-to-home satellite services ("DTH"). DTH services are defined to include DTH fixed satellite service ("DTH-FSS") and broadcasting satellite service ("BSS"), which include one-way, encrypted video or video/audio radiocommunication signals transmitted by satellite for direct reception by subscribers who pay a periodic fee, distribution of video/audio to cable television head-ends and multipoint distribution service ("MDS") or wireless cable facilities. The DTH Protocol addressed only a limited number of radiocommunication frequencies. The United States and Mexico have each agreed to permit satellites licensed by the other government to provide DTH-FSS and BSS to, from, and within the other country's territory. Entities seeking to transmit or receive DTH-FSS or BSS signals via a satellite licensed by the other administration (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction's other applicable laws (e.g., the earth station licensing process). Both Mexico and the United States reserve the right to refuse to accept signals originating from third countries. In addition, both countries agree to permit DTH-FSS and BSS signals to be delivered directly to subscribers without requiring that they be retransmitted over an intermediary satellite system. Mexico and the United States agree not to impose significant restrictions on the amount or origin of advertising and program content. The DTH Protocol does not apply to the transmission of any audio-only DTH-FSS or BSS signals that do not contain solely music. Service to cable television head-ends is permitted under the DTH Protocol as of November 8, 1997.

     The DTH Protocol may be amended by written agreement of the Parties. The DTH Protocol may be terminated by agreement of the Parties, or by either Party by written notice of termination to the other Party. Such notice of termination shall enter into effect six months after receipt of the notice. The DTH Protocol will remain in force until it is terminated in such manner or replaced by a new protocol. Upon termination of the

DTH Protocol, a Party may, at its discretion, terminate any license that has been issued pursuant to the DTH Protocol. In addition to the general provisions for termination, the DTH Protocol may be terminated upon sixty days written notice if a Party determines that the other Party has failed to conform to the principles of the DTH Protocol.

  FSS PROTOCOL

     In October 1997, Mexico and the United States signed another protocol (the "FSS Protocol") to the Reciprocity Agreement, with respect to the transmission and reception of signals from satellites for the provision of international and domestic FSS. The definition of FSS includes, but is not limited to, signals carrying video or video/audio distributed to cable television head-end and multipoint distribution service (restricted microwave television service) facilities and excludes the DTH-FSS and BSS services governed by the DTH Protocol. Like the DTH Protocol, the FSS Protocol addresses only a limited number of radiocommunication frequencies. Subject to the terms of the FSS Protocol, the United States and Mexico have agreed to permit satellites licensed by the other to provide domestic and international FSS to, from, and within the other country's territory. Satellites licensed by either Mexico or the United States may be authorized to provide international service beginning October 16, 1997. Satellites licensed by the United States were authorized to provide domestic FSS in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic FSS services in the United States beginning on January 1, 1998. The FSS Protocol also states that a satellite licensed by either Mexico or the United States to provide DTH-FSS or BSS shall be permitted to provide video or video-audio distribution to cable television head-end and multipoint distribution service (restricted microwave television services) facilities beginning November 8, 1997. Entities seeking to transmit or receive FSS signals via a satellite licensed by the other Party (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction's other applicable laws (e.g., the earth station licensing process). Unlike the DTH Protocol, the FSS Protocol permits communications to or from third countries. However, similar to the DTH Protocol, under the FSS Protocol, both countries agree to permit FSS signals to be delivered directly to fixed-earth stations without requiring that they be retransmitted over an intermediary satellite system.

     The FSS Protocol may be amended by written agreement of the Parties. The FSS Protocol may be terminated by agreement of the Parties, or by either Party by written notice of termination to the other Party. Such notice of termination shall enter into effect six months after receipt of the notice. Upon termination of the FSS Protocol, a Party may, at its discretion, terminate any license that has been issued pursuant to the FSS Protocol. The FSS Protocol will remain in force until it is terminated in such manner or replaced by a new protocol.

  ANDESAT AGREEMENT

     On October 24, 1997, Mexico and Member Countries of the Andean Community of Nations (the "Andean Community") entered into a five year agreement regarding coordination between the Mexican satellite system and the Simon Bolivar Andean satellite system, which was amended on March 1, 1999 (the "ANDESAT Agreement").

     Under the ANDESAT Agreement, Satmex has agreed to provide the Andean Community satellite capacity until January 2003 on an exclusive basis in the Andean Community at certain preferred rates. As of April 30, 1999, the Andean Community has the right to use, at no charge, one transponder and beginning in 2000, will have the right to use, at no charge, an additional one quarter of one transponder. Subject to certain conditions, ANDESAT has the first purchase option of up to eight transponders for DTH service on Satmex 5 at a price to be agreed upon by the parties and/or the parties reaching a shared utility agreement. If requested, Satmex will provide up to 600 hours of technical assistance at no charge for the design, construction and launch of the Simon Bolivar satellite system. As of April 30, 1999, Satmex has not provided any technical assistance for the Simon Bolivar satellite system. In addition, if requested, Satmex will provide, subject to availability, backup satellite capacity for the first Simon Bolivar satellite.

  ARGENTINE AGREEMENT

     The governments of Mexico and the Argentine Republic recently entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain DTH-FSS, BSS and other FSS signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the International Telecommunications Union (the "ITU") as a base, sets forth the terms and conditions for the technical coordination of each party's satellite systems. The parties further agreed to cooperate in assuring compliance with each party's applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. The agreement may not be implemented until the mutual exchange of diplomatic notes and the execution of a more detailed protocol.

  THE GENERAL AGREEMENT ON TRADE IN SERVICES ("GATS")

     Under the auspices of the World Trade Organization (the "WTO"), the Negotiating Group for Basic Telecommunications concluded negotiations that resulted in receipt of commitments from 69 governments. The commitments cover basic telecommunications services including telephony, packet and circuit data transmission, fax, private leased, circuit, cellular telephony, individual localization telex and telegraph services. These services can be offered through a variety of available medium, such as cable, wireless, radio or satellite. The GATS itself imposes an obligation to afford most-favored-nation treatment to all other members unless an exemption is filed. Mexico did not file an exemption.

     Mexico has adopted the regulatory reference paper which established parameters relating to competition, interconnection, universal service, public availability, criteria for awarding licenses, autonomy of the regulatory entity and assignment and exploitation of available resources. Mexico has established the following service parameters: (i) telex and telegraph services are not included; (ii) cross-border traffic must be routed through a company licensed by the SCT; (iii) license fees are imposed; (iv) licenses will only be awarded to Mexican companies, in which foreign participation is limited to 49%, except in cellular, where foreign participation may be higher; (v) services other than international long-distance that require the use of satellites must employ Mexican satellites until 2002; and (vi) there is no limit to foreign investment in companies that offer services to third parties.

GOVERNMENT AND SUPRA-GOVERNMENTAL REGULATION

  FCC REGULATION OF SATELLITE SERVICES AND FOREIGN OWNERSHIP OF FCC LICENSES

     The U.S. satellite and telecommunications industries are highly regulated. In addition to the international accords and protocols discussed above, the Federal Communications Commission (the "FCC") regulates satellite providers operating in the U.S. as well as the provision of satellite services, generally. The FCC currently regulates access to the U.S. market by non-U.S. licensed satellite systems through regulation of U.S. earth stations used to communicate with such satellite systems (including receive-only operations).

     In the Second Domestic International Satellite Consolidation rulemaking ("DISCO II"), the FCC adopted a framework under which it will consider requests for the use of non-U.S. licensed satellites to provide services in the U.S. The FCC will examine all requests to determine whether grant of authority is consistent with the public interest, convenience and necessity. In doing so, the FCC will consider factors such as the effect on competition in the U.S. market, spectrum availability, eligibility requirements (such as foreign ownership, legal, technical and financial qualifications), operating requirements and national security, law enforcement, foreign policy and trade concerns, as appropriate. Depending on the nature of the services offered in the United States, these foreign-licensed satellites may be subject to a variety of regulatory requirements. Petitions to reconsider certain aspects of the DISCO II order have been filed with the FCC.

     In determining the effect on competition, the order in DISCO II establishes a presumption that competition will be promoted, and, therefore, that no effective competitive opportunities ("ECO") test is required, in evaluating whether to permit satellites licensed by WTO member countries (including affiliates of

INTELSAT and Inmarsat licensed by WTO members and providing covered services) to provide services covered by the U.S. schedule of commitments under the World Trade Organization Agreement on Basic Telecommunications (the "WTO Basic Telecom Agreement"). Except that if Comsat Corporation seeks to provide domestic services, it will be required to make an appropriate waiver of immunity from suit and demonstrate that the service will enhance competition in the U.S. market. For requests to serve the U.S. market by satellite operators, from non-WTO member countries, the FCC will examine the effective competitive opportunities in the foreign markets for U.S. satellite operators to determine if the non-U.S. satellite satisfies the competition component of the public interest analysis.

     The FCC will also apply the ECO tests to requests to serve the U.S. market with services not covered by the WTO Agreement such as DTH-FSS, direct broadcast satellite services, and digital audio radio services. The U.S. schedule of commitments under the WTO Basic Telecom Agreement excludes DTH-FSS, direct broadcast satellite service and digital audio radio service, and the U.S. has taken a most-favored-nation and national treatment exception for these services. Thus, for those services the FCC will continue to apply the ECO test to entities including WTO member countries seeking to provide these services. The FCC, however, has created an exception to this general rule where the U.S. has entered into bilateral agreements with the other country regarding specific services, as the U.S. has done with Mexico. The FCC will review earth station applications to access a satellite licensed in a country with which the U.S. has a bilateral agreement based on a presumption that entry will promote competition. The application will be subject to other public interest requirements and must comply with FCC technical and service rules.

     Once operational, a non-U.S. licensed satellite system serving the U.S. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The DISCO II process provides that in order for non-U.S. satellite operators to bring before the FCC their requests to serve the U.S. they may (i) participate in a U.S. space station processing round, or (ii) file an application for an earth station. The FCC does not require space stations licensed by another country or administration to obtain separate and duplicative U.S. space station licenses.

     The FCC also places certain restrictions on the ownership by non-U.S. citizens and corporations of FCC licenses. The Communications Act of 1934, as amended (the "Communications Act"), provides that certain radio licenses, including earth station licenses, cannot be granted to or held by any foreign government or the representative thereof. In addition, under Section 310(b) of the Communications Act, a non-U.S. citizen or a corporation organized under the laws of any foreign government may not hold or vote more than 20% of the equity of a common carrier, broadcast or aeronautical licensee directly. However, under
Section 310(b)(4), the FCC does permit non-U.S. citizens or foreign corporations to own or vote 25% of the equity of a U.S. corporation which, in turn, owns all or part of the equity of a common carrier, broadcast or aeronautical licensee (i.e., a holding company) unless such ownership would be contrary to the public interest. The FCC has the discretion to permit such persons and corporations to exceed the 25% benchmark applicable to such indirect ownership interests.

     The FCC had applied an ECO test as part of its public interest analysis for allowing non-U.S. citizens or foreign corporations to exceed the 25% benchmark under Section 310(b)(4) for indirect interest in common carrier, broadcast and aeronautical radio licensees. Recently the FCC eliminated the ECO test for common carrier, broadcast and aeronautical licensees or applications with indirect foreign ownership from WTO member countries. Instead, the FCC adopted a rebuttable presumption that applications by investors from WTO member countries to exceed the 25% foreign ownership benchmark under Section 310(b)(4) will promote competition. The FCC will, however, consider other public interest factors such as national security, law enforcement, foreign policy and trade concerns, if raised by the Executive Branch of the U.S. government. Licensees must seek FCC approval before they accept indirect foreign ownership that would put them over the 25% benchmark. The FCC may deny applications that pose a very high risk to competition that cannot be addressed by conditions that it may impose on the license. Petitions to reconsider certain aspects of the FCC order adopting the regime described above have been filed with the FCC.

  ROLE OF THE INTERNATIONAL TELECOMMUNICATION UNION

     Registration of orbital slots and international frequency coordination is accomplished under the aegis of the ITU, an international body in which most of the nations of the world are represented as member states. Representation at the ITU for coordination purposes is limited to national representatives; private companies are not entitled to participate in their own right in coordination activities.

     All ITU filings are made through ITU member states. Therefore, companies must work within the constraints set by the administration representing their interests and factors such as national interests and foreign relations concerns often affect positions that an administration is willing to take on behalf of commercial entities.

     Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies with Radiocommunication Bureau ("Bureau") of the ITU. After notification by the Bureau of the orbital slot request, other nations are afforded the opportunity to apprise the Bureau of any conflicts with their present or planned satellite systems. When a conflict or potential conflict is noted, nations are obligated to negotiate in a effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.

     The process is ultimately subject to enforcement by national regulatory authorities acting pursuant to international treaty obligations. The ITU has no power to enforce or police its rules; it relies on the goodwill and cooperation of the individual members.

     ITU rules grant coordination priority with respect to most frequency assignments at most orbital locations on a "first to file, first in right" basis, even though a filing entails no enforceable commitment to construct or launch a satellite within any particular period of time. When coordination consultations have been successfully completed, the Bureau is notified of that fact by the sponsoring administration. Subsequently, the satellite registrations are listed in the Bureau's Master International Frequency Register ("MIFR"), which contains, for instance, the assigned frequency, the date of its registration, and technical details. Once this information is registered, the assignment is entitled to international recognition and protection against harmful interference for the life of the satellite while it is in operation.

     The SCT and other Mexican governmental agencies are responsible for filing and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the Bureau and for resolving interference concerns. Use of the orbital slots remains subject to the continuing oversight of SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the international radio regulations.

  STATUS OF THE COMPANY SATELLITES

     The Mexican government notified the ITU on October 4, 1994 that coordination for Solidaridad 1 had been completed and notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed.

     The Satmex 5 request for coordination was published by the ITU on June 24, 1997. The Company is currently conducting coordination discussions with the government of Canada regarding Satmex 5 and expects to be able to provide service in Canada in the third quarter of 1999.

  INTELSAT CONSULTATION

     INTELSAT is an international organization that owns and operates satellite systems. Article XIV of the international agreement creating INTELSAT requires signatories to the agreement, such as Mexico, to consult with INTELSAT prior to establishing, acquiring or utilizing space segment facilities or satellites other than INTELSAT to meet their domestic or international public telecommunications services requirements. The Mexican government as a signatory must complete the consultation process with INTELSAT for each new satellite or modifications to existing satellites to ensure that any such satellite or modification will not cause INTELSAT technical harm arising from signal interference. The Mexican government has completed the consultation process for Solidaridad 1, Solidaridad 2 and Satmex 5.

ITEM 2.  DESCRIPTION OF PROPERTY

     Except for the Company's in-orbit satellites, all of the Company's assets are located in Mexico. The Company's primary satellite control center is located at Iztapalapa, Mexico and the Company's secondary satellite control center is located at Hermosillo, Mexico. These centers are designed to ensure that the satellites are correctly positioned and that the satellites are operating within established parameters. The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Government. The Company pays rent to the Government for the use of the buildings.

     Satmex leases office space in Mexico City for its headquarters. The Company believes its facilities are adequate for its present needs.

ITEM 3.  LEGAL PROCEEDINGS

     Management is not aware of any pending material litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Government.

ITEM 4.  CONTROL OF REGISTRANT

     Prior to October 15, 1997, the Company was not operated as a stand-alone satellite service provider, but was operated by the Mexican government as part of the operations of Telecomunicaciones de Mexico, an agency of the Mexican government. In 1997, Loral and Principia formed a joint venture, Firmamento Mexicano, S. de R.L. de C.V. ("Firmamento") to effect the acquisition of Satmex from the Mexican government. On November 17, 1997, Corporativos Satellites Mexicanos, S.A. de C.V. ("Acquisition Sub"), an indirect subsidiary of Firmamento, entered into a Stock Purchase Agreement with the Mexican government to acquire 75% of the outstanding capital stock of Satmex from the Mexican government for a purchase price of $646.8 million. On November 17, 1997, Acquisition Sub paid $194.0 million of the purchase price and on December 29, 1997 paid the balance, plus interest. On December 29, 1997, Acquisition Sub was merged into Satmex.

     In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the "Government Obligation"). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral's and Principia's interests in Firmamento. If Servicios were to default in the payment of the Government Obligation, the Mexican government will have the right to foreclose upon the Firmamento interests. This would result in the Mexican government gaining control of the Company.

     Servicios holds 75% of the outstanding capital stock of the Company. Firmamento is owned 65% by Loral and 35% by Principia. Principia, however, holds 51% of Firmamento's voting interests.

     The remaining 25% of Satmex was retained by the Mexican government, which holds its interests through Class N shares of the Company. The Class N shares have limited voting rights and may vote only with respect to the following matters: extension of the Company's term, merger, conversion or anticipated dissolution of the Company, amendment to the Company's corporate purpose, change to the Company's nationality or cancellation of the Company's registration in the Securities Section of the National Registry of Securities and Intermediaries or in any Mexican or foreign stock exchange. Moreover, the Mexican government, as long as it holds at least 25% of the Company's equity, has the right to designate a member of the Company's board of directors.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 20005.

ITEM 5.  NATURE OF TRADING MARKETS

     The Company's capital stock is not publicly traded. The Company's 10 1/8% Series B Senior Notes (the "Senior Notes") are not listed on any securities exchange.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. In addition, while all of the Company's contracts are dollar denominated, the Company is required to accept payment from its customers in pesos at the current exchange rate on the date of payment. If the Company were unable to exchange such pesos into dollars or were unable to obtain sufficient dollars, it would have difficulty meeting its U.S. dollar payment obligations. The effect of any such exchange control measures adopted by the Mexican government on the Mexican economy cannot be accurately predicted.

ITEM 7.  TAXATION

     The summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the Senior Notes. This summary is based on the tax laws in force as of January 1, 1999 and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the United States.

     A Convention for the Avoidance of Double Taxation and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of Senior Notes are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

     Mexico has also entered into several treaties for the avoidance of double taxation with various countries which are in effect. The tax effects of such treaties, or of any other tax treaty to which Mexico may be a party in the future, are not discussed below.

MEXICAN TAXATION

     This summary of certain Mexican tax considerations deals only with holders of Senior Notes that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a "Foreign Holder"). For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is incorporated under Mexican law or if it has established its main administration or direction center in Mexico. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a legal entity or an individual has a permanent establishment or fixed base in Mexico for Mexican federal tax purposes, such permanent establishment or fixed base shall be required to pay taxes in Mexico on income attributable thereto in accordance with applicable tax laws.

  TAXATION OF INTEREST AND PRINCIPAL

     Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the Senior Notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10% as long as the Senior Notes are registered in the Special Section of the National Registry of Securities and Intermediaries maintained by the Mexican National Banking and Securities Commission (the "Registry").

     Pursuant to a temporary provision of the Mexican Income Tax Law, payments of interest made by the Company in respect of the Senior Notes to a Foreign Holder will be subject to a reduced 4.9% Mexican withholding tax rate (the "Reduced Rate"), until December 31, 1999, if (i) the effective beneficiary of the interest paid is a resident of a country which has entered into a treaty to avoid double taxation with Mexico which is in effect, (ii) the requirements for the application of a lower rate established in the applicable treaty are satisfied by such Foreign Holder and (iii) the Senior Notes are registered with the Registry.

     Pursuant to general rules (the "Reduced Rate Regulations") issued by the Secretaria de Hacienda y Credito Publico (the "Ministry of Finance"), payments of interest made by the Company to Foreign Holders with respect to the Senior Notes will be subject to withholding taxes imposed at the Reduced Rate, regardless of the place or residence or tax regime applicable to the Foreign Holder recipient of such interest, so long as (i) the Senior Notes are registered with the Special Section of the Registry, (ii) the Company timely files with the Ministry of Finance certain information relating to the issuance of and subsequent changes to the Senior Notes, (iii) the Company timely files with the Ministry of Finance, after the date of each interest payment under the Senior Notes, information representing that no party related to the Company (as such term is defined under the Reduced Rate Regulations) directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment, and (iv) the Company maintains records that evidence compliance with item (iii) above. The Reduced Rate Regulations, together with other tax regulations, are promulgated on an annual basis, and there can be no assurance that the requirements set forth in the Reduced Rate Regulations described above for the application of the Reduced Rate will be extended beyond December 31, 1999.

     Apart from the Reduced Rate, other special rates of Mexican withholding tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax rate was reduced from 10% to 4.9%, effective January 1, 1999 (the "Treaty Rate") for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated therein.

     Payments of interest made by the Company with respect to the Senior Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that (i) any such fund is duly incorporated pursuant to the laws of its country of origin, is exempt from income tax in such country and is registered with the Ministry of Finance for that purpose, (ii) the relevant interest income is exempt from taxes in such country and (iii) there is reciprocity between such country and Mexico.

     The Company has agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the Senior Notes in respect of the Mexican withholding taxes mentioned above. If the Company pays additional amounts in respect of such Mexican withholding taxes, any refunds of, or credits against, Mexican taxes received with respect to such additional amounts will be for the account of the Company.

     Holders or beneficial owners of Senior Notes may be requested to provide certain information or documentation necessary to enable the Company to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of the Company to pay additional amounts will be limited.

     Under Mexican law and regulations, payments of principal on the Senior Notes to a Foreign Holder will not be subject to any Mexican taxes.

  TAXATION OF DISPOSITIONS

     Capital gains resulting from the sale or other disposition of the Senior Notes by a Foreign Holder will not be subject to Mexican income or other taxes.

  TRANSFER AND OTHER TAXES

     There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Senior Notes. A Foreign Holder of Senior Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Senior Notes.

U.S. TAXATION

     This summary of certain U.S. federal income tax considerations deals principally with U.S. Holders (as defined below) that will hold Senior Notes as capital assets and whose functional currency is the U.S. dollar. This summary generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, or persons that hold (or will hold) the Senior Notes as a position in a "straddle" for tax purposes or as part of a "synthetic security" or a "conversion transaction" or other integrated investment composed of the Senior Notes and one or more other investments, nor does it address the tax treatment of U.S. Holders that do not acquire Senior Notes at their issue price as part of the initial distribution. As used under this section, the term "U.S. Holder" means a beneficial owner of a Note that is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, a trust whose administration is subject to the primary supervision of a United States court and having one or more U.S. persons with the authority to control all of such trust's substantial decisions, an estate that is subject to U.S. federal income tax on its income regardless of the source thereof, or a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

  TAXATION OF INTEREST

     A U.S. Holder will treat the gross amount of interest and additional amounts (i.e., without reduction for Mexican withholding taxes, determined using the appropriate Mexican withholding tax rate applicable to the U.S. Holder) as ordinary interest income in respect of the Senior Notes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder's taxable income. Interest and additional amounts will constitute income from sources without the United States for foreign tax credit purposes. For purposes of applying the U.S. foreign tax credit limitation, such income generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" unless the Mexican withholding tax rate applicable to the U.S. Holder is imposed at a rate of at least 5%, in which case such income generally will constitute "high withholding tax interest."

     The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

     Subject to the discussion below regarding backup withholding, a holder or beneficial owner of Senior Notes that is not a U.S. Holder (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on interest income or additional amounts earned in respect of Senior Notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

  TAXATION OF DISPOSITIONS

     Gain or loss realized by a U.S. Holder on the sale, redemption or other disposition of Senior Notes (less amounts attributable to accrued interest) generally will be long-term capital gain or loss if, at the time of the disposition, the Senior Notes have been held for more than one year. Generally, U.S. Holders that are individuals will be taxed at a preferential rate with respect to long-term capital gains. There are limits on the deductibility of capital losses. Gain realized by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The United States Department of the Treasury recently published temporary regulations which generally treat the loss recognized by a U.S. Holder as U.S. source loss.

     Subject to the discussion below regarding backup withholding, a Non-U.S. Holder of Senior Notes will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of Senior Notes unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, payments of interest and the proceeds of a sale, redemption or other disposition of the Senior Notes payable to a U.S. Holders by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service and to the U.S. Holders as may be required under applicable regulations. Backup withholding at a rate of 31% may apply to these payments if the U.S. Holders fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

     The United States Department of the Treasury recently promulgated final regulations regarding the information reporting and backup reporting rules discussed above. In general, the final regulations do not significantly alter the substantive information reporting and backup withholding requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, the final regulations permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Purchasers of the Senior Notes should consult their own tax advisors concerning the effect of such regulations on their particular situations.

ITEM 8.  SELECTED FINANCIAL DATA

     The following table presents selected financial information for the fixed satellite service business of the government of Mexico for the year ended December 31, 1996, and for the period January 1, 1997 to November 16, 1997 (the "Predecessor Company") and the Company for the period November 17, 1997 to December 31, 1997 and for the year ended December 31, 1998. The information was derived from the audited financial statements of the Predecessor Company and the Company. The financial information set forth below should be read in conjunction with the historical financial statements of the Predecessor Company and the Company.

                                                 PREDECESSOR COMPANY                          COMPANY
                                        --------------------------------------   ----------------------------------
                                                                                   FOR THE PERIOD
                                           YEAR ENDED         FOR THE PERIOD      NOVEMBER 17, 1997     YEAR ENDED
                                          DECEMBER 31,      JANUARY 1, 1997 TO     TO DECEMBER 31,     DECEMBER 31,
                                              1996          NOVEMBER 16, 1997           1997               1998
                                        -----------------   ------------------   -------------------   ------------
                                                           (AMOUNTS IN MILLIONS OF U.S. DOLLARS)
STATEMENT OF OPERATIONS DATA:
  Revenues............................       $ 78.2               $ 93.4              $   12.9           $  104.8
  Operating income(1).................         17.6                 39.9                   4.0               32.8
  Income (loss) before income taxes,
     minority interest and
     extraordinary
     item.............................         17.8                 39.6                  (2.0)             (17.2)
  Deferred income tax provision(1)....                               1.6                   1.7                0.9
  Income (loss) before minority
     interest and extraordinary
     item.............................         17.8                 38.0                  (3.7)             (18.1)
  Net income (loss)...................         17.8                 38.0                  (4.4)             (23.7)
OTHER DATA:
  Depreciation and amortization.......       $ 35.0               $ 30.9              $    5.8           $   48.7
  Capital expenditures................         10.6                 65.9                   3.0              152.3
  Deficiency of earnings to fixed
     charges(2).......................          N/A                  N/A                   4.9               37.7
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets........................       $376.8                                   $1,035.1           $1,138.0
  Long-term debt......................           --                                      569.0              608.0
  Telecomm's investment...............        369.5                                         --                 --
  Stockholders' equity................           --                                      367.4              351.3

------------------------------
(1) As a government agency, the Predecessor Company was subject to an assessment by the Mexican government equal to 5.8% of monthly revenues in lieu of income or asset taxes. The government assessment of $4.5 million and $4.8 million for the year ended December 31, 1996 and for the period January 1, 1997 to November 16, 1997, respectively, was recorded as an operating expense for such periods. The Company is not subject to such an assessment. However, the Company is subject to income and asset taxes at the statutory rates of 34% and 1.8%, respectively.

(2) The ratio of earning to fixed charges is not applicable for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997 because there were no fixed charges during those periods.

                                 EXCHANGE RATES

     The following table presents, for the periods indicated, the period-end, average, low and high Noon Buying Rate for the purchase and sale of dollars, each expressed in pesos per dollar. The exchange rate translations contained herein should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated.

                                                                YEAR ENDED DECEMBER 31,
                                                                   EXCHANGE RATE(1)
                                                      -------------------------------------------
                                                      PERIOD END    AVERAGE(2)     LOW      HIGH
1994................................................      5.00         3.48        3.11      5.75
1995................................................      7.74         6.43        5.00      8.05
1996................................................      7.88         7.64        7.33      8.05
1997................................................      8.08         7.97        7.72      8.41
1998................................................      9.90         9.24        8.04     10.63
1999 (through April 30, 1999).......................      9.24         9.70        9.24     10.60

------------------------------
(1) Source: Federal Reserve Bank.

(2) Average of month-end rates.

ITEM 9. MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Except for the historical information contained herein, the matters discussed in this Management's Discussion and Analysis of Results of Operations and Financial Condition of Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") are forward-looking statements that involve risks and uncertainties, many of which may be beyond the Company's control. The actual results that the Company achieves may differ materially from any forward-looking projections due to such risks and uncertainties. The following discussion should be read in conjunction with the accompanying financial statements.

OVERVIEW

     The Company owns and operates three geosynchronous satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns Morelos 2 which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. The Company provides satellite transmission capacity to broadcasting customers for network and cable television programming, DTH television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. The Company also provides satellite transmission capacity to telecommunications services customers for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data voice and corporate video applications. The Company is also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in the United States, Canada and 20 nations and territories in Latin America.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain FSS assets and operations of Telecomunicaciones de Mexico ("Telecomm"), an agency of the government of Mexico (the "Government"). On June 26, 1997, the Government formed Satmex for the purpose of completing the privatization of Telecomm's FSS business. The FSS business was operated by Telecomm through October 14, 1997 and thereafter by Satmex.

     On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia") formerly Telefonica Autrey, S.A. de C.V., through an indirect subsidiary ("Acquisition Sub") of their joint venture, acquired 75% of the outstanding capital stock of Satmex from the Government (the "Acquisition") and paid the first installment of the $646.8 million purchase price. The remaining 25% of the capital stock of Satmex was retained by the Government. The final installment was paid on December 29, 1997.

     On December 29, 1997, Acquisition Sub was merged into Satmex (the "Merger"). The Merger was accounted for as a purchase from the Government of its minority interest in Satmex in exchange for a 25% interest in Acquisition Sub and additional consideration in the form of a debt obligation. The debt obligation was issued by Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), the parent company of Acquisition Sub in the form of a 6.03% Mexican Government Obligation due in seven years.

     The financial statements of Satmex for the period November 17, 1997 to December 31, 1997 reflect the results of operations for that period and included the effect of the Acquisition and the Merger.

RESULTS OF OPERATIONS FOR THE COMPANY

     This discussion covers the financial statements of Satmex for the year ended December 31, 1998 and the period November 17, 1997 through December 31, 1997.

     During 1997 and 1998, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 15.7% and 18.6%, respectively. The Company's major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

  REVENUES

     Revenues were $104.8 million for the year ended December 31, 1998. Price increases in 1998 and revenue from new customers were offset by cancellations from customers who switched their telecommunications networks to fiber optic service providers and lower than expected revenues on Morelos 2 which went into inclined orbit in August 1998 to extend the satellite's useful life. Satmex expects revenues for 1999 to increase when Satmex 5 is placed in service. Revenues for the period November 17, 1997 to December 31, 1997 were $12.9 million.

     Revenues from Corporacion de Radio y T.V. del Norte de Mexico, S.A. de C.V. ("Televisa") and Telecomm represented 29% and 5%, respectively of total revenues for the year ended December 31, 1998 and 43% and 40%, respectively of total revenues for the period November 17, 1997 to December 31, 1997.

     The contracts with Televisa were entered into in October 1996 and expire by October 1999. On March 30, 1999, the Company executed a binding commitment letter with Televisa to renew service for 12 Ku-Band transponders on Solidaridad 2 through December 31, 2001. Satmex expects to finalize a contract with Televisa in the second quarter of 1999.

     Revenues for 1998 and for the period November 17, 1997 to December 31, 1997 include the recognition of $2.2 million and $0.3 million, respectively of deferred revenue related to the transponder capacity provided to the Government at no charge in connection with the Acquisition (see Note 1).

  OPERATING EXPENSES

     Operating expenses were $71.9 million for the year ended December 31, 1998 and $8.9 million for the period November 17, 1997 to December 31, 1997.

     Satellite operations. Satellite operations which consist principally of satellite insurance and personnel costs related to the operation of the satellites amounted to $14.9 million for the year ended December 31, 1998 and $1.9 million for the period November 17, 1997 to December 31, 1997.

     Selling and administrative expenses. Selling and administrative expenses were $8.2 million for the year ended December 31, 1998 and $0.9 million for the period November 17, 1997 to December 31, 1997.

     License and management fees. Loral and Principia are responsible for managing the Company, for which they receive a management fee. During 1998, management fees were $0.3 million. In 1998, Loral and the Company agreed to retroactively delay the commencement of license fees until January 1, 1999, because the intellectual property and related services to which the fees relate did not begin to be implemented until the beginning of 1999, after Satmex 5 entered commercial operations. All intellectual property fees accrued as of December 31, 1997 were reversed in 1998.

     Depreciation and amortization. Depreciation expense includes depreciation for Morelos 2, Solidaridad 1 and Solidaridad 2. Morelos 2 was fully depreciated at June 30, 1998 and Solidaridad 1 and 2 are being depreciated through December 2007 and June 2009, respectively. Depreciation expense was $36.0 and $4.6 million for the year ended December 31, 1998 and for the period November 17, 1997 to December 31, 1997, respectively. Amortization expense relating to the concessions amounted to $12.7 million and $1.2 million for the year ended December 31, 1998 and for the period November 17, 1997 to December 31, 1997, respectively.

  INTEREST EXPENSE

     Interest expense was $52.1 million and $14.8 million (net of $20.5 million and $2.9 million of capitalized interest related to the construction and launch of Satmex 5) for the year ended December 31, 1998 and for the period November 17, 1997 to December 31, 1997, respectively. Interest expense for 1998 includes $5.4 million of amortization of deferred financing costs.

  NET FOREIGN EXCHANGE LOSS

     The Company recorded a net foreign exchange loss of approximately $0.5 million for the year ended December 31, 1998. The net loss reflects the effect of the approximate 23% devaluation of the Mexican peso against the U.S. dollar.

     Foreign exchange gains for the period from November 17, 1997 to December 31, 1997 totaled $8.7 million. Foreign exchange forward contracts were entered into to hedge the foreign exchange risk on the second installment payment to the Mexican Government and the related interest due on December 29, 1997.

     There were no foreign exchange contracts outstanding at December 31, 1998.

  DEFERRED INCOME TAX PROVISION

     Satmex recorded a deferred income tax provision of $0.9 million for the year ended December 31, 1998.

     The Company is subject to the greater of an income tax at 34% of taxable income or an asset tax at 1.8% on the average of assets less certain liabilities. Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period.

     The provision for income tax for the year ended December 31, 1998 excluded a deferred tax benefit of $2.8 million related to the extraordinary charge on the debt refinancing. The net deferred income tax asset at December 31, 1998 was increased by $200,000 for the change to the Mexican statutory rate from 34% to 35% which was signed into law on December 31, 1998 to be effective January 1, 1999.

     At December 31, 1998 the Company had tax loss carryforwards of approximately $271.6 million which expire from 2007 to 2008 and tax credits available against the asset tax of approximately $27 million which expire in 2008.

  EXTRAORDINARY ITEM

     Fees of $8.3 million, less applicable income tax benefit of $2.8 million, related to the debt that was refinanced in March 1998 are presented as an extraordinary item in the results of operations for the year ended December 31, 1998.

RESULTS OF OPERATIONS FOR THE PREDECESSOR COMPANY

     This discussion covers the historical financial statements of the FSS business of Telecomm ("the Predecessor Company") for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997.

  REVENUES

     Revenues of the Predecessor Company were $78.2 million and $93.4 million for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively. Revenues include approximately $8.0 million and $28.0 million for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively, related to contracts with Televisa.

  OPERATING EXPENSES

     The Predecessor Company's operating expenses were $60.6 million and $53.5 million for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively. The most significant operating expenses during the periods were depreciation, personnel costs, separation bonuses and employment costs related to the privatization of Satmex, insurance, provision for uncollectible accounts and assessment paid to the Mexican Government.

     Depreciation. Depreciation expense for the Predecessor Company was $35.0 million and $30.9 million for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively, which represents approximately the same monthly depreciation expense during each period.

     Personnel costs. Personnel costs consist of recurring payroll and payroll related expenses for the approximately 220 employees who were employees of the Predecessor Company at November 17, 1997. Such costs for the Predecessor Company were $2.9 million and $4.1 million for the year ended December 31, 1996 and the period from January 1, 1997 to November 16, 1997, respectively. Increases in expenses for the latter period reflect significant compensation increases effective July 1997.

     Separation bonuses and employment costs. Separation bonuses and employment costs related to the privatization of Satmex include, for the period January 1, 1997 to November 16, 1997, non-recurring payments of $4.0 million made to employees who transferred from Telecomm to Satmex in July 1997, and, for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, payroll and related costs of $1.0 million and $0.8 million, respectively, incurred prior to July 1997 for employees who did not transfer to SatMex.

     Insurance. Satellite insurance expense for the Predecessor Company was $10.7 million and $8.7 million for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively. Expenses for the latter period reflect rate decreases in October 1997 when the policy for Solidaridad 1 and 2 was renewed.

     Provision for uncollectible accounts. The provision for uncollectible accounts was determined based upon management's assessment of the amount of accounts receivable for which collection is not probable. The provision for the year ended December 31, 1996 was $1.8 million. The credit to the provision for uncollectible accounts of $3.0 million for the period January 1, 1997 to November 16, 1997 was the result of improved collections and a reduction in gross accounts receivable.

     Government assessment. As a government agency the Predecessor Company through October 14, 1997, was subject to an assessment by the Mexican Government equal to 5.8% of revenues.

  DEFERRED INCOME TAX PROVISION

     From October 15, 1997 through November 16, 1997 the Predecessor Company was subject to income and asset taxes at the statutory rates of 34% and 1.8%, respectively. Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a 10 year period. The Predecessor Company prior to October 15, 1997, was not subject to income and asset taxes.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. Dollars. Capital expenditures, including capitalized interest, were $152.3 million for the year ended December 31, 1998 and $3.0 million for the period November 17, 1997 to December 31, 1997. Capital expenditures are primarily for the construction and launch of Satmex 5.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1998, Satmex had total debt of $644.0 million, consisting of $320 million of fixed rate notes and $324 million of senior secured floating rate notes. At December 31, 1998, the Company was in compliance with all covenants governing its debt agreements.

     In March 1999, Loral and Principia purchased 606,703 shares of Satmex preferred stock for $31.9 million. The proceeds from the sale together with a portion of the Company's available cash was used to prepay $35 million principal amount of the Company's outstanding senior secured notes. The requirement for prepayment was due to lower than expected revenues in 1998 on Morelos 2 and to the launch delay associated with Satmex 5. The Company anticipates that, as a result of the commencement of Satmex 5 commercial operations in the first quarter of 1999, the Company's cash flow from operations will be sufficient for the Company to fund its working capital requirements and maintain availability under its debt facilities.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At December 31, 1998, the Company had cash and cash equivalents of $11.9 million and $9.8 million in its interest reserve account to meet its interest obligations under the fixed rate notes.

     Consistent with other satellite operators, Satmex earns high margins, which are expected to increase when Satmex 5 goes into service. The Company believes that these margins will be adequate to service the interest and retire the debt principal or permit refinancing, thereafter.

     Cash used and provided. Net cash provided by operating activities for the year ended December 31, 1998 was $50.8 million consisting primarily of funds generated by earnings before depreciation and amortization, taxes, and extraordinary loss of $31.5 million and increases in accounts payable, interest payable and accrued expenses of $46.2 million offset by increases in prepaid insurance of $18.1 million and deferred financing costs and other assets of $11.4 million.

     Cash used in investing activities for 1998 was $152.3 million and related primarily to the completion of the construction and launch of Satmex 5.

     Cash provided by financing activities for the year ended December 31, 1998 was $89.2 million and reflects the refinancing of the Company's debt in the first quarter of 1998.

EFFECT OF YEAR 2000

     Satmex participates in Loral's Year 2000 Program that is proceeding on schedule. The Year 2000 issue is the result of computer programs which were written using two digits rather than four to signify a year (i.e. the year 1999 is denoted as "99" and not "1999"). Computer programs written using only two digits may recognize the year 2000 as the year 1900. This could result in a system failure or miscalculations causing disruption of operations.

     The Company has implemented a Year 2000 program (the "Year 2000 Program") for its internal products, systems and equipment, as well as for key vendor and customer supplied products, systems and equipment. As part of the Year 2000 Program, the Company is assessing the Year 2000 capabilities of, among other things, its satellites and ground equipment. The Year 2000 Program consists of the following phases: inventory of Year 2000 items, assessment (including prioritization), remediation (including modification, upgrading and replacement), testing and auditing. This five-step program is divided into six major sections covering both information and non-information technology systems:
1) business systems, 2) technical systems, 3) products and services, 4) imbedded hardware/firmware, 5) vendor supplied products and 6) customer provided products. The Company estimates that, as of March 31, 1999 it had completed approximately 99% of the inventory phase and approximately 97% of the assessment phase. The Company expects to complete the first four phases, through the testing period, of the Year 2000 Program during the third quarter of 1999, which is prior to any anticipated material impact on the operations of the Company. The fifth phase, the audit phase, commenced in January 1999 and is expected to continue through the third quarter of 1999 to accommodate re-audits if deemed necessary.

     Both internal and external resources are being utilized to execute the Company's plan. The program to address Year 2000 has been underway since December 1997. The incremental cost incurred through December 31, 1998 for its effort were approximately $39,000. Based on the efforts to date, the Company anticipates additional incremental expenses of approximately $168,000 will be incurred to complete the effort.

     Based on the accomplishments to date, no contingency plans are expected to be needed. As risks are identified, contingency plans will be developed and implemented as necessary. However, because of the progress achieved to date and the Company's expectation that its Year 2000 Program will be substantially complete in the third quarter of 1999, the Company believes that adequate time will be available to insure alternatives can be developed, assessed and implemented prior to a Year 2000 issue having a material negative impact on the operations of the Company. However, there can be no assurance that such modifications and conversions, if required, will be completed on a timely basis.

     The cost of the program and the dates on which the Company believes it will substantially complete Year 2000 modifications are based on management's best estimates. Such estimates were derived using software surveys and programs to evaluate calendar date exposures and numerous assumptions of future events, including the continued availability of certain resources, third-party Year 2000 readiness and other factors. Because none of these estimates can be guaranteed, actual results could differ materially and adversely from those anticipated. Specific factors that might cause an adjustment of costs are: number of personnel trained in this area, the ability to locate and correct all relevant computer codes the ability to validate supplier certification and similar uncertainties.

     The Company's failure to remediate a material Year 2000 problem could result in an interruption of failure of certain basic business operations. These failures could materially and adversely affect the Company's results of operations, liquidity and financial conditions. The Company is also assessing the Year 2000 readiness of its key third-party suppliers. Information requests have been distributed to such suppliers and replies are being evaluated. If the risk is deemed material, on-site visits to suppliers will be conducted to verify the adequacy of the information received. However, due to the general uncertainty of the Year 2000 problem, including uncertainty with regard to third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have an adverse material impact on the Company's results of operations, liquidity or financial condition. There can be no assurance given that the Company's Year 2000 Program will be successful in avoiding any interruption or failure of certain basic business operations, which may have a material adverse effect on the Company's results of operations or financial position.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or financial position. The Company is required to adopt SFAS 133 on January 1, 2000.

SUBSEQUENT EVENTS

     Televisa Contract. On March 30, 1999, the Company signed a binding commitment letter with Televisa to renew service for 12 Ku-band transponders on Satmex's Solidaridad 2 satellite until December 31, 2001.

The new commitment replaces the existing contracts with Televisa and contains provisions allowing for further renewals of service. The Company expects to finalize a contract with Televisa in the second quarter of 1999.

     Preferred Stock. On March 31, 1999 the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005.

     Solidaridad 1 Service Interruption. On April 28, 1999, Solidaridad 1 experienced a loss of its primary satellite control processor. Service was restored after 14 hours, using the back up satellite control processor. Satmex and the satellite manufacturer, Hughes Space and Communications, Inc., are investigating the cause of the service interruption. Failure of the back up satellite control processor would result in the loss of Solidaridad 1.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in currency exchange rates and change in interest rates. The Company from time to time assesses its exposure and monitors opportunities to manage these risks.

  EXCHANGE RATE RISK

     During 1997 and 1998, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 15.7% and 18.6%, respectively. The Company's major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

  INTEREST RATE RISK

     At December 31, 1998, the fair value, based on quoted market prices, of the Company's debt was $577.6 million. The carrying value of the Company's debt exceeded fair value by $66.4 million. Market risk on debt is estimated as the potential increase in annual interest expense resulting from a hypothetical one percent increase in interest rates and amounts to $6.4 million.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     The following table presents the directors and executive officers of the Company.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                NAME                                 POSITION                     PERIOD OF SERVICE
                ----                                 --------                     -----------------
Sergio Autrey Maza(1)...............  Chairman of the Board and Director       Since November 1997
Bernard L. Schwartz(1)..............  Director                                 Since November 1997
Lauro Gonzalez-Moreno...............  Chief Executive Officer and Director     Since November 1997
Xavier Autrey Maza..................  Director                                 Since November 1997
Eric J. Zahler......................  Director                                 Since November 1997
Joseph Del Riego....................  Chief Operating Officer                  Since April 1998
Cynthia Pelini......................  Chief Financial Officer                  Since April 1998
Jorge Lopez Aguado..................  Chief Accounting Officer                 Since June 1998
Juan Manuel Pinedo..................  Sales Executive Director                 Since January 1999

------------------------------
(1) Member of the Executive Committee.

     The Board of Directors of the Company is chaired by Mr. Sergio Autrey Maza and pursuant to an agreement between Loral and Principia currently consists of three Principia directors and two Loral directors. In addition, the Mexican government has the right to appoint a director to the Board.

     The Executive Committee is authorized to take action on all matters that may be authorized by the Board of Directors.

     Mr. Gonzalez is the Chief Executive Officer and was named jointly by Principia and Loral. The Chief Executive Officer reports to the Executive Committee and the Board of Directors. His duties include day to day management of the Company, strategic planning and relationship development. The Chief Executive Officer can be removed at the request of either Principia or Loral.

     The Chief Operating Officer of the Company is responsible for the day to day management and operations of the Company and is appointed by Loral, subject to approval from Principia, which approval cannot be unreasonably withheld.

     All other executive officers have been and will be appointed by the mutual consent of Loral and Principia.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1998, the aggregate compensation of the executive officers of the Company paid or accrued in that year for services in all capacities was approximately $420,000. During 1998, the Company did not make payments to members of the Board for attendance at Board or committee meetings. In addition, during 1998 the Company did not provide any pension, retirement or similar benefits for directors or executive officers.

     Members of management are eligible for bonuses. For the year ended December 31, 1998, no performance bonuses were paid by the Company.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Not applicable.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Pursuant to a management services agreement among the Company, Loral and Principia, the Company has agreed to pay a quarterly management fee based on quarterly gross revenues of the Company and its subsidiaries as follows: with respect to revenues of less than $25 million, no management fee will be payable,

(ii) with respect to revenues in excess of $25 million but less than $32 million, 10% of all revenues in excess of $25 million; and with respect to revenues equal to or in excess of $32 million, 15% of all revenues in excess of $32 million; provided that the management fee will in no event exceed 3.75% of the cumulative gross revenues of the Company and its subsidiaries. The management fee represents compensation paid to Loral and Principia for management services rendered to the Company. For the year ended December 31, 1998, the management fee was $276,000.

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.50% of the Company's gross revenues. In 1998 Loral and the Company agreed to delay the commencement of such fees until January 1, 1999, because the intellectual property and related services to which the fees related were not expected to be implemented until the beginning of 1999, when Satmex 5 was placed in service.

     The Company is a member of the Loral Global Alliance, which other members are Loral Skynet and Loral Orion, subsidiaries of Loral, and Europe*Star, a joint venture between Loral and Alcatel. The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales force and for cooperative marketing and promotional activities. The Company believes that such arrangements will enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage.

     The Company and Loral Skynet agreed to move the Company's Morelos 2 satellite, which was replaced by Satmex 5, to 120 degrees W.L., the orbital slot previously occupied by Loral Skynet's Telstar 303 satellite. The Company and Loral Skynet have agreed to equally share any revenues generated from the Morelos 2 satellite.

     In connection with the privatization, the Company is required to provide 181 MHz C-band and 181 MHz Ku-band capacity for the Mexican government for national security and certain public purposes at no charge. The Company also operates two L-band transponders (one on each of the Solidaridad satellites) which continued to be owned by the Mexican government. Under the real property concession granted by the Mexican government to the Company, the Company pays to the government an annual fee of 7.5% of the value of the property on which the Company's satellite control centers are located.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for
4.0016 shares of common stock on and after February 2, 20005.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     Not applicable.

                                    PART IV

ITEM 18.  FINANCIAL STATEMENTS

     See Item 19(a) for a list of all financial statements filed as part of this Form 20-F.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) List of Financial Statements

                                                              PAGE
                                                              ----
Index To Financial Statements...............................  F-1
SATELITES MEXICANOS, S.A. DE C.V.:
Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998 and 1997.............  F-3
Statements of Operations for the year ended December 31,
  1998 and the period November 17, 1997 to
  December 31, 1997.........................................  F-4
Statements of Changes in Stockholders' Equity for the year
  ended December 31, 1998 and the period November 17, 1997
  to December 31, 1997......................................  F-5
Statements of Cash Flows for the year ended December 31,
  1998 and the period November 17, 1997 to
  December 31, 1997.........................................  F-6
Notes to the Financial Statements...........................  F-7
TELECOMMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE
  (PREDECESSOR COMPANY):
Report of Independent Accountants...........................  F-19
Balance Sheet as of December 31, 1996.......................  F-20
Results of Operations for the year ended December 31, 1996
  and the period January 1, 1997 to November 16, 1997.......  F-21
Statements of Changes in Investment/Equity for the year
  ended December 31, 1996 and the period January 1, 1997
  to November 16, 1997......................................  F-22
Statements of Cash Flows for the year ended December 31,
  1996 and the period January 1, 1997 to November 16, 1997..  F-23
Notes to Financial Statements...............................  F-24

     (b) List of Exhibits

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2.1       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V.+
    2.2       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V. (English translation).+
    2.3       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V.+
    2.4       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V. (English
              translation).+
    3.1       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V.+
    3.2       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V. (English translation)+
    4.1       Indenture, dated as of February 2, 1998, between Satelites
              Mexicanos, S.A. de C.V. and The Bank of New York, as
              trustee.+
    4.2       Amended and Restated Credit Agreement among Firmamento
              Mexicano S. de R.L. de C.V., Servicios Corporativos
              Satelitales, S.A. de C.V., Satelites Mexicanos, S.A. de
              C.V., the several Lenders from time to time parties thereto,
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as arrangers, DLJ Capital Funding,
              Inc. and Lehman Commercial Paper Inc., as Syndication
              Agents, and Citibank, N.A., as Administrative Agent, dated as of February 23, 1998.+

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    4.3       Intercreditor and Collateral Trust Agreement among
              Firmamento Mexicano S. de R.L. de C.V., Servicios
              Corporativos Satelitales, S.A. de C.V., Satelites Mexicanos,
              S.A. de C.V., Citibank, N.A., as Administrative Agent,
              Citibank, N.A., as Indenture Trustee, and Citibank, N.A., as
              Collateral Trustee, dated as of February 23, 1998.+
    4.4       Indenture, dated as of March 4, 1998, among, Satelites
              Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano
              S. de R.L. de C.V. and Servicios Corporativos Satelitales,
              S.A. de C.V., as Guarantors, and Citibank, N.A., as
              trustee.+
    4.5       First Amendment, dated as of June 23, 1998, to the Amended and Restated Credit Agreement among Firmamento Mexicano S.
              de R.L. de C.V., Servicios Corporativos Satelitales, S.A. de
              C.V., Satelites Mexicanos, S.A. de C.V., the several Lenders from time to time parties thereto, Donaldson, Lufkin &
              Jenrette Securities Corporation and Lehman Brothers Inc., as
              arrangers, DLJ Capital Funding, Inc. and Lehman Commercial
              Paper Inc., as Syndication Agents, and Citibank, N.A., as
              Administrative Agent, dated as of February 23, 1998.+
    4.6       First Supplemental Indenture, dated as of June 30, 1998,
              Supplemental to Indenture, dated as of March 4, 1998, among,
              Satelites Mexicanos, S.A. de C.V., as the Issuer, Firmamento
              Mexicano S. de R.L. de C.V. and Servicios Corporativos
              Satelitales, S.A. de C.V., as Guarantors, and Citibank,
              N.A., as trustee.+
   10.1       Intentionally omitted.
   10.2       Intentionally omitted.
   10.3       Intentionally omitted.
   10.4       Intentionally omitted.
   10.5       Registration Rights Agreement, dated as of February 2, 1998, by and between Satelites Mexicanos, S.A. de C.V. and
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as Initial Purchasers.+
   10.6       Contract Number TVDP-1191/97 for the Provision of Ongoing
              Service for the Transmission of Restricted Television
              Signals by Satellite, dated September 9, 1997, by and
              between the Decentralized Telecommunications Agency of
              Mexico and Corporacion de Radio y Television del Norte de
              Mexico, S.A. de C.V.+#
   10.7       Contract Number TVDP-1191/97 for the Provision of Ongoing
              Service for the Transmission of Restricted Television
              Signals by Satellite, dated September 9, 1997, by and
              between the Decentralized Telecommunications Agency of
              Mexico and Corporacion de Radio y Television del Norte de
              Mexico, S.A. de C.V. (English translation).+#
   10.8       Modifying Agreement to Contract Number TVDP-007/96 for the
              Provision of Ongoing Service for the Transmission of
              Restricted Television Signals by Satellite, dated September
              9, 1997, by and between the Decentralized Telecommunications
              Agency of Mexico and Corporation de Radio y Television del
              Norte de Mexico, S.A. de C.V.+#
   10.9       Modifying Agreement to Contract Number TVDP-007/96 for the
              Provision of Ongoing Service for the Transmission of
              Restricted Television Signals by Satellite, dated September
              9, 1997, by and between the Decentralized Telecommunications
              Agency of Mexico and Corporation de Radio y Television del
              Norte de Mexico, S.A. de C.V. (English translation).+#
  10.10       Satellite Concession 116.8 degreesW+
  10.11       Satellite Concession 116.8 degreesW (English Translation)+
  10.12       Satellite Concession 113.0 degreesW+
  10.13       Satellite Concession 113.0 degreesW (English Translation)+
  10.14       Satellite Concession 109.2 degreesW+
  10.15       Satellite Concession 109.2 degreesW (English Translation)+
  10.16       Property Concession+

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  10.17       Property Concession (English Translation)+
  10.18       Amended and Restated Membership Agreement, dated as of
              August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma,
              S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.+
     12       Computation of Deficiency of Earnings to Cover Fixed
              Charges*.

------------------------------
 # Portions of Exhibit omitted pursuant to an application for confidential treatment.
 + Incorporated by reference from registrant's Registration Statement on Form
   S-4 filed on November 9, 1998 (File No. 333-8880).
 * Filed herewith.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SATELITES MEXICANOS, S.A. de C.V.

                                          By: /s/ CYNTHIA PELINI
                                            ------------------------------------
                                            Cynthia Pelini
                                            Chief Financial Officer

Date: May 19, 1999

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SATELITES MEXICANOS, S.A. DE C.V.:
Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998 and 1997.............  F-3
Statements of Operations for the year ended December 31,
  1998 and the period November 17, 1997 to December 31, 1997. F-4
Statements of Changes in Stockholders' Equity for the year
  ended December 31, 1998 and the period November 17, 1997
  to December 31, 1997......................................  F-5
Statements of Cash Flows for the year ended December 31,
  1998 and the period November 17, 1997 to December 31, 1997. F-6
Notes to the Financial Statements...........................  F-7
TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE
  (PREDECESSOR COMPANY):
Report of Independent Accountants...........................  F-19
Balance Sheet as of December 31, 1996.......................  F-20
Results of Operations for the year ended December 31, 1996
  and the period January 1, 1997 to November 16, 1997.......  F-21
Statements of Changes in Investment/Equity for the year
  ended December 31, 1996 and the period January 1, 1997
  to November 16, 1997......................................  F-22
Statements of Cash Flows for the year ended December 31,
  1996 and the period January 1, 1997 to November 16, 1997..  F-23
Notes to Financial Statements...............................  F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Satelites Mexicanos, S.A. de C.V.

     In our opinion, the accompanying balance sheets, statements of operations, changes in stockholders' equity and cash flows presents fairly, in all material respects, the financial position of Satelites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers

Mexico City
March 29, 1999

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997
                      (Amounts in thousands of US dollars)

                                                                 1998          1997
                                                              ----------    ----------
                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $   11,883    $   24,144
  Interest reserve account..................................       9,765        25,000
  Accounts receivable.......................................       7,062         4,451
  Due from related parties..................................       1,954         3,339
  Prepaid insurance.........................................      26,673         8,550
                                                              ----------    ----------
          Total current assets..............................      57,337        65,484
Satellites and equipment, net...............................     557,456       394,820
Concessions, net............................................     502,237       549,581
Deferred financing costs, net...............................      12,911        15,404
Other assets................................................         303           306
Deferred income tax assets..................................       7,720         9,500
                                                              ----------    ----------
          Total assets......................................  $1,137,964    $1,035,095
                                                              ==========    ==========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $   36,000    $    1,000
  Accounts payable and accrued expenses.....................      38,714         5,945
  Interest payable..........................................      13,770           329
  Deferred income tax liabilities...........................       3,810         3,431
  Due to related parties....................................         822           247
                                                              ----------    ----------
          Total current liabilities.........................      93,116        10,952
Deferred revenue............................................      85,535        87,735
Long-term debt..............................................     608,000       569,000
                                                              ----------    ----------
          Total liabilities.................................     786,651       667,687
                                                              ----------    ----------
Commitments and contingencies (Note 9)

Stockholders' equity:
  Capital stock.............................................     379,403       371,848
  Accumulated deficit.......................................     (28,090)       (4,440)
                                                              ----------    ----------
          Total stockholders' equity........................     351,313       367,408
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $1,137,964    $1,035,095
                                                              ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF OPERATIONS
              FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
                     NOVEMBER 17, 1997 TO DECEMBER 31, 1997
                      (Amounts in thousands of US dollars)

                                                                1998        1997
                                                              --------    --------
Revenue.....................................................  $104,779    $ 12,893
                                                              --------    --------
Operating expenses:
  Satellite operations......................................    14,946       1,928
  Selling and administrative expenses.......................     8,178         860
  License and management fees...............................        86         247
  Depreciation and amortization of concessions..............    48,728       5,843
                                                              --------    --------
                                                                71,938       8,878
                                                              --------    --------
Operating income............................................    32,841       4,015
Interest income.............................................     2,604
Interest expense and amortization of deferred financing
  costs.....................................................   (52,119)    (14,792)
Net foreign exchange gain (loss)............................      (532)      8,774
                                                              --------    --------
Loss before income taxes, minority interest and
  extraordinary item........................................   (17,206)     (2,003)
Deferred income tax provision...............................      (931)     (1,711)
                                                              --------    --------
Loss before minority interest and extraordinary item........   (18,137)     (3,714)
Minority interest...........................................                  (726)
Extraordinary loss from extinguishment of debt, net of
  income tax benefit of $2,840..............................    (5,513)
                                                              --------    --------
Net loss....................................................  $(23,650)   $ (4,440)
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
                     NOVEMBER 17, 1997 TO DECEMBER 31, 1997
                      (Amounts in thousands of US dollars)

                                               NUMBER OF
                                             COMMON SHARES    CAPITAL     ACCUMULATED
                                              OUTSTANDING      STOCK        DEFICIT       TOTAL
                                             -------------    --------    -----------    --------
Issuance of capital stock..................    7,500,000      $141,134                   $141,134
Capital stock contribution of Government in
  exchange for 25% of the Company's common
  stock upon the merger....................    2,500,000       145,425                    145,425
Effect of push down of additional
  contribution paid to Government by
  shareholders.............................                     85,289                     85,289
Net loss...................................                                $ (4,440)       (4,440)
                                              ----------      --------     --------      --------
Balance at December 31, 1997...............   10,000,000       371,848       (4,440)      367,408
Finalization of fair value of assets
  contributed by the Government upon the
  merger...................................                      7,555                      7,555
Net loss...................................                                 (23,650)      (23,650)
                                              ----------      --------     --------      --------
Balance at December 31, 1998...............   10,000,000      $379,403     $(28,090)     $351,313
                                              ==========      ========     ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
                     NOVEMBER 17, 1997 TO DECEMBER 31, 1997
                      (Amounts in thousands of US dollars)

                                                                1998         1997
                                                              ---------    ---------
OPERATING ACTIVITIES
Net loss....................................................  $ (23,650)   $  (4,440)
Items not requiring cash:
  Depreciation and amortization of concessions..............     48,728        5,843
  Amortization of deferred financing costs..................      5,423
  Extraordinary item........................................      5,513
  Deferred income tax provision.............................        931        1,711
  Minority interest.........................................                     726
Changes in assets and liabilities:
  Accounts receivable.......................................     (2,611)       3,496
  Prepaid insurance.........................................    (18,123)      (8,313)
  Accounts payable and accrued expenses.....................     32,769        4,558
  Interest payable..........................................     13,441
  Due from/to related parties...............................      1,960
  Deferred revenue..........................................     (2,200)        (265)
  Deferred financing costs and other assets.................    (11,402)     (15,710)
                                                              ---------    ---------
Cash flow provided by (used in) operating activities........     50,779      (12,394)
                                                              ---------    ---------
INVESTING ACTIVITIES
Acquisition of equipment and advances
  for construction of satellite.............................   (152,275)      (3,031)
Investment in subsidiary, net of cash acquired of $194......                (646,565)
                                                              ---------    ---------
Cash flow used in investing activities......................   (152,275)    (649,596)
                                                              ---------    ---------
FINANCING ACTIVITIES
Proceeds from issuance of senior secured notes..............    325,000
Proceeds from issuance of fixed rate notes..................    320,000
Repayment of senior secured notes...........................     (1,000)
Interest reserve account....................................     15,235      (25,000)
Proceeds from bank loans....................................                 627,500
Repayment of bank loans.....................................   (570,000)     (57,500)
Capital contributions.......................................                 141,134
                                                              ---------    ---------
Cash flow provided by financing activities..................     89,235      686,134
                                                              ---------    ---------
Increase (decrease) in cash and cash equivalents............    (12,261)      24,144
Cash and cash equivalents at beginning of period............     24,144
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $  11,883    $  24,144
                                                              =========    =========
Supplemental disclosure:
  Interest paid ............................................  $  49,851    $  10,924
                                                              =========    =========
  Income taxes paid.........................................  $      --    $      --
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  (Monetary amounts expressed in U.S. dollars)

 1.  ACTIVITY AND FORMATION OF THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in the United States, Canada and 20 nations and territories in the Latin American region.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain FSS assets and operations of Telecomunicaciones de Mexico, ("Telecomm"), an agency of the government of Mexico (the "Government"). On June 26, 1997, the Government formed Satmex for the purpose of completing the privatization of Telecomm's FSS business. The FSS business was operated by Telecomm through October 14, 1997 and thereafter by Satmex. On October 15, 1997, the Government sold Satmex certain assets of Telecomm, based on historical cost, for $405.0 million plus $63.0 million of value added tax. The assets consisted principally of three in-orbit satellites, one satellite under construction and equipment located at two satellite control facilities.

     Effective October 15, 1997, the Government sold Satmex the rights to three 20-year concession titles (the "Concessions"), to operate in the three orbital slots currently occupied by Satmex's satellites (Solidarid 1 -- 109.2 degrees W.L., Solidarid 2 -- 113.0 degrees W.L. and Satmex 5 -- 116.8 degrees W.L.) for $504.4 million plus $75.7 million of value added tax. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. Since the Concessions were transferred between commonly controlled entities, the assets were recorded at historical cost which was zero. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Government. The Concessions also include the right to use the land and buildings on which the satellite control centers are located, for an annual rent equal to 7.5% of appraised value. A deferred tax asset of $171.5 million was recorded by Satmex relating to the estimated deferred tax benefits from the transfer of the Concessions from the Government.

     On October 30, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V., ("Principia") formerly Telefonica Autrey S.A. de C.V. (collectively "the Sponsors"), were awarded the right to acquire 75% of the issued and outstanding capital stock of Satmex for $646.8 million.

     On November 12, 1997, the Sponsors formed Corporativo Satelites Mexicanos, S.A. de C.V. ("Acquisition Sub"), a wholly owned subsidiary of Firmamento Mexicano, S. de R. L. de C.V. ("Holdings"), to effect the acquisition of Satmex. Holdings contributed $141.1 million in cash to Acquisition Sub for the initial installment payment of the purchase price.

     On November 17, 1997, Acquisition Sub completed the acquisition of the 75% interest in Satmex ("the Acquisition"). On December 29, 1997, Acquisition Sub merged with and into Satmex ("the Merger"). There were no operations of Acquisition Sub prior to the Acquisition.

     The financial statements of Satmex for the period November 17, 1997 to December 31, 1997 reflect the results of operations for that period and include the effect of the Acquisition and the Merger.

  THE ACQUISITION

     The Acquisition was made pursuant to the terms of a stock purchase agreement entered into on November 17, 1997 between the Government and Acquisition Sub for a purchase price of $646.8 million payable in two installments. On November 17, 1997, $194.0 million was paid in cash using equity

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

contributions of $141.1 million and $52.5 million obtained through an interim unsecured credit facility. The final installment, including interest, of $466.1 million was paid on December 29, 1997 using cash received from additional borrowings (see Note 6).

     The Acquisition has been accounted for as a purchase. The excess of the purchase price over net assets acquired has been calculated as follows (in thousands):

Purchase price........................................               $646,759
                                                                     ========
Estimated fair value of Satmex at November 16, 1997...  $ 625,289
                                                        =========
Estimated fair value of net assets acquired (75%).....  $ 468,967
Fair market value allocated to the Concessions........    375,345
Deferred revenue associated with reserve capacity.....    (88,000)
Deferred tax adjustment...............................   (109,553)
                                                        ---------
Total fair value......................................               $646,759
                                                                     ========

     In connection with the Acquisition, the Company is required to provide the Government, at no charge, approximately 7% of its available transponder capacity for the duration of the Concessions. In 1998, the Company completed its valuation of this obligation and the financial statements reflect $88 million recorded as deferred revenue and an increase in the value of the Concessions by the same amount. This obligation is being recognized over 40 years as an increase in revenues and a corresponding increase in amortization expense. Amortization of deferred revenue for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997 was $2.2 million and $265,000 respectively.

     The following unaudited pro forma financial information for the year ended December 31, 1997 assumes the Acquisition occurred on January 1, 1997 and gives effect to certain adjustments, including depreciation and amortization of the assets acquired based on their fair value, increased interest expense, minority interest for the effect of the merger and the related income tax effects (in thousands):

Net revenue.................................................  $107,255
Net loss....................................................    16,799

  THE MERGER

     On December 15, 1997, the stockholders of Satmex agreed to merge Acquisition Sub with and into Satmex effective December 29, 1997. The merger between Satmex and Acquisition Sub has been accounted for as a purchase from the Government of its minority interest in Satmex in exchange for a 25% interest in Acquisition Sub and additional consideration in the form of a debt obligation. The minority interest attributable to the Government's 25% interest in Satmex at December 29, 1997 ($146.1 million based on the net book value of Satmex at December 29, 1997), was contributed by the Government in exchange for 25% of the common stock of the Company. In 1998, as a result of the final allocation of the purchase price, the Company determined that the fair value of the net assets contributed by the Government at the Merger exceeded book value by $7.6 million, net of $4.1 million of deferred income taxes.

     The debt obligation was issued by Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), the parent company of Acquisition Sub, in the form of a 6.03% obligation to the Mexican Government (the "Government Obligation") due in seven years. The principal amount of the Government Obligation of $125.1 million has been discounted to its estimated fair value of $85.3 million using a 12% interest rate, which the Company believes represents the fair market rate for similar instruments. Affiliates of the Sponsors have pledged their interest in Holdings as collateral for this obligation. Since Servicios owns 100% of the voting

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

shares of the Company, the balance sheet reflects the push down of this additional consideration paid by Servicios as a deemed equity contribution and additional value of the Concessions of $129.2 million and the related deferred tax impact of $43.9 million. Servicios will be dependent upon dividends from Satmex to make all or part of the interest and principal payment on the Government Obligation.

     The Company believes that the value associated with the effect of the Merger and the additional consideration paid to the Government approximates the fair value of the 25% interest acquired from the minority interest.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

     The Company's financial statements are presented in US dollars and have been prepared using accounting principles generally accepted in the United States of America.

  Functional currency and translation

     The Company maintains its books and records in Mexican pesos. The functional currency of the Company is the US dollar. Monetary assets and liabilities denominated in pesos are translated into US dollars using current exchange rates. Non-monetary assets and liabilities originally denominated in pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical exchange rates.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Significant estimates include the estimated useful lives of the Company's satellites and deferred income taxes.

  Cash and cash equivalents

     Cash and cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of ninety days or less.

  Fixed assets

     Fixed assets are stated at historical cost except for the Solidaridad 1 and Solidaridad 2 satellites which are recorded at fair market value as of December 29, 1997. Depreciation expense is calculated on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

     The estimated useful lives of the Company's fixed assets are:

Solidaridad 1....................................    14 years
Solidaridad 2....................................  14.5 years
Satmex 5.........................................    21 years
Equipment........................................     9 years
Furniture and fixtures...........................    10 years

     Solidaridad 1 and Solidaridad 2 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of December 12, 1993 and November 11, 1994, respectively. Satmex 5 will be

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

depreciated over 21 years commencing on its in-service date of January 22, 1999. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

     Costs incurred in connection with the construction and successful deployment of the Company's satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 5 was $20.5 million and $2.9 million for the year ended December 31, 1998 and for the period November 17, 1997 to December 31, 1997, respectively. All capitalized satellite costs are being amortized over the estimated useful life of the satellite. Losses from in-orbit satellite failures, net of insurance proceeds, will be recorded in the period when the loss occurs.

     Except for the Company's in-orbit satellites, all the Company's long-lived assets are located in Mexico.

  Concessions

     Concessions consist of the following:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Balance at beginning of period.........................  $550,831
Allocation of purchase price...........................   (34,624)   $322,215
Additional value assigned as a result of the Government
  Obligation...........................................               129,226
Deferred taxes not realizable due to the Merger........                 9,246
Value of deferred revenue relating to transponder
  capacity.............................................                88,000
Other purchase accounting adjustments..................                 2,144
                                                         --------    --------
                                                          516,207     550,831
Accumulated amortization...............................   (13,970)     (1,250)
                                                         --------    --------
                                                         $502,237    $549,581
                                                         ========    ========

     The Concessions are being amortized over 40 years. Amortization expense was $12.7 million and $1.3 million for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997, respectively.

  Deferred financing costs

     Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the year ended December 31, 1998 was $5.4 million.

  Valuation of long-lived assets

     The carrying value of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Current and future profitability, as well as current and future undiscounted cash flows, excluding financing costs, are primary indicators of recoverability.

  Labor benefits, indemnification payments and other benefits plans

     As a legal commercial entity in Mexico the Company accrues, in the year in which service is rendered, seniority premiums to which its employees are entitled upon termination of employment after fifteen years of

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

service. Employees who transferred from Telecomm did not receive any credit for prior service. The obligation for seniority premiums at December 31, 1998 and 1997 was not significant.

     The Company has no obligation for post-retirement health care insurance or other benefits.

  Income tax

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach for accounting and reporting for income taxes.

  Revenue recognition

     Satmex provides satellite capacity under service agreements for periods ranging from one year to ten years. Revenue is recognized when service is provided.

  Comprehensive income

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). During the periods presented, the Company had no changes in equity from transactions or other events and circumstances from non-owner sources. Accordingly, a statement of comprehensive loss has not been provided as comprehensive loss equals net loss for all periods presented.

  Financial instruments

     The estimated fair value of the Company's financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

     The carrying value of cash and cash equivalents, accounts receivable, and accounts payable is a reasonable estimate of their fair value.

     The fair value at December 31, 1998, of the Company's senior secured notes and fixed rate notes based on quoted market prices was $265.6 million and $312.0 million, respectively.

  Foreign exchange forward contracts

     The Company uses foreign exchange forward contracts to hedge the Company's net monetary liabilities in foreign currencies. Gains and losses from the contracts are included in the component "Net foreign exchange gain (loss)" in the Statements of Operations. No such contracts were outstanding at December 31, 1998 and 1997.

  Concentration of credit risk and principal customers

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are maintained with high-credit-quality financial institutions. The Company's customers are the Mexican government and large and mid-sized corporations. The creditworthiness of such institutions is generally substantial. As the Company expands its operations, it has added customers in emerging markets or customers that are in the development stage. Management believes that its credit evaluation, approval and monitoring processes mitigate potential credit risks.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     Revenue from Corporacion de Radio y T.V. del Norte de Mexico, S.A. de C.V. ("Televisa") and Telecomm represented 29% and 5%, respectively of total revenues for the year ended December 31, 1998 and 43% and 40%, respectively of total revenues for the period November 17, 1997 to December 31, 1997.

     Approximately 89% and 95% of the Company's revenues for the year ended December 31, 1998 and for the period November 17, 1997 to December 31, 1997, respectively, were generated from customers in Mexico.

  Value added tax

     The Company collects value added tax based on revenues from its customers. Value added taxes previously paid for the acquisition of assets or operating expenses may be offset against value added tax collected from customers.

     In connection with the privatization of Telecomm's FSS business the Company recorded a receivable of $138.7 million for recoverable value added tax on the purchase of the assets and Concessions from Telecomm. The Company also assumed the Mexican Government's value added tax liability of $138.7 million which resulted from the sale of the assets and Concessions of Telecomm. In November 1997, the Company offset the recoverable value added tax against the value added tax liability.

  New accounting pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or financial position. The Company is required to adopt SFAS 133 on January 1, 2000.

  Reclassifications

     Certain reclassifications have been made to conform prior year amounts to the current year's presentation.

3.  ACCOUNTS RECEIVABLE

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Customers..............................................    $5,799      $4,079
Value added tax recoverable............................     1,291           2
Other..................................................       594         370
Allowance for uncollectible accounts...................      (622)
                                                         --------    --------
                                                           $7,062      $4,451
                                                         ========    ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

4.  SATELLITES AND EQUIPMENT

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Satellites.............................................  $340,112    $293,743
Equipment..............................................    23,077      21,011
Furniture and fixtures.................................     2,643       2,028
Leasehold improvements.................................     1,784
Construction in progress...............................                 1,923
Advances for construction and launch of Satmex 5.......   234,142      84,409
                                                         --------    --------
                                                          601,758     403,114
Accumulated depreciation...............................   (44,302)     (8,294)
                                                         --------    --------
                                                         $557,456    $394,820
                                                         ========    ========

     Depreciation expense for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997 was $36.0 million and $4.6 million, respectively.

     On December 5, 1998, Satmex 5 was successfully launched into orbit and was placed into service on January 22, 1999.

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     The Company had the following amounts due from and payable to related parties:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1998        1997
                                                           ------      ------
                                                             (IN THOUSANDS)
ACCOUNTS RECEIVABLE:
Holdings.................................................  $   61
Servicios................................................     101
Principia................................................     422
Mexican government agencies..............................   1,370      $3,339
                                                           ------      ------
                                                           $1,954      $3,339
                                                           ======      ======
ACCOUNTS PAYABLE:
Loral....................................................  $  726      $  190
Principia................................................      96          57
                                                           ------      ------
                                                           $  822      $  247
                                                           ======      ======

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     Transactions with related parties are as follows:

  Revenue

     Revenue from related parties, primarily the Mexican Government, amounted to $8.9 million and $7.1 million for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997, respectively.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenues. For the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997, the management fee was $276,000 and $57,000, respectively.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenues. For the period November 17, 1997 to December 31, 1997, the fees amounted to $190,000. In 1998 Loral and the Company agreed to delay the commencement of such fees until January 1, 1999, because the intellectual property and related services to which the fees relate were not expected to be implemented until the beginning of 1999, when Satmex 5 was placed in service. Fees accrued in the prior period were reversed in 1998.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Government. The Company pays rent to the Government for the use of the buildings. For the year ended December 31, 1998 the rent expense under this agreement was $262,000.

     For the year ended December 31, 1998, the Company paid $252,000 to an affiliate of Principia for the rental of office space.

  Guarantee arrangements

     In connection with the loan agreements (see Note 6), Holdings and Servicios have provided and continue to provide guarantees on behalf of the Company.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

 6.  DEBT

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Senior secured notes (9.03% at December 31, 1998)......  $324,000
Fixed rate notes.......................................   320,000
Bridge notes...........................................              $295,000
Term loans under credit facility.......................               275,000
                                                         --------    --------
Total debt.............................................   644,000     570,000
Less, current maturities...............................    36,000       1,000
                                                         --------    --------
                                                         $608,000    $569,000
                                                         ========    ========

     On December 29, 1997, in connection with the purchase of Satmex, the Company entered into a $475 million senior secured credit facility (the "Credit Facility") and the Company issued $295 million of senior unsecured increasing rate notes (the "Bridge Notes") to finance the remainder of the purchase price.

     On February 2, 1998, the Bridge Notes were repaid with a portion of the proceeds from the issuance of the Company's $320 million 10.125% fixed rate notes due 2004 (the "Fixed Rate Notes").

     On February 23, 1998, the Credit Facility was amended to provide a $310 million term loan and a $50 million five year revolving credit facility. The revolving credit facility bears interest, at the Company's option, at rates based on margins over LIBOR or the base rate specified in the credit agreement. The Company pays a commitment fee on the unused portion of these facilities. On March 2, 1998, the $310 million term loan was refinanced with $325 million of senior secured floating rate notes due 2004 (the "Senior Secured Notes"). The Senior Secured Notes rank senior in right of payment to all subordinated debt of Company and pari passu in right of payment to all senior indebtedness of the Company including the Credit Facility and the Fixed Rate Notes. The Senior Secured Notes bear interest, at the Company's option, at rates based on LIBOR or the base rate specified in the credit agreement, are redeemable at the option of the Company and are secured equally and ratably with the Credit Facility by substantially all of the assets of the Company. In addition, the Senior Secured Notes and the Credit Facility are guaranteed by Holdings and Servicios.

     The Fixed Rate Notes are unsecured and rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior debt of the Company, including the Credit Facility and the Senior Secured Notes.

     Both the Credit Facility and the Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels. In addition, the Credit Facility and Senior Secured Notes contain limitations on indebtedness, capital expenditures, business combinations and other customary restrictions.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     As a result of the refinancing of the debt, the Company recorded an extraordinary charge of $8.3 million less an applicable income tax benefit of $2.8 million. The extraordinary charge consisted of the write-off of unamortized financing costs.

     On March 1, 1999, the Company notified the holders of the Senior Secured Notes that the Company will prepay $35 million principal amount of the Senior Secured Notes on March 31, 1999.

     The aggregate maturities for total debt are as follows:

1999........................................................  $ 36,000
2000........................................................     1,000
2001........................................................     1,000
2002........................................................     1,000
2003........................................................     1,000
Thereafter..................................................   604,000
                                                              --------
                                                              $644,000
                                                              ========

     On November 17, 1997 the Company entered into a $57.5 million demand loan agreement. Such funds were used to pay the first installment of the purchase price. The loan was repaid on December 29, 1997.

     The Company was required to maintain an interest reserve account, in the initial amount of $25 million. The interest reserve account was restricted to pay interest on the Senior Secured Notes. The Senior Secured Notes require semi-annual interest payments beginning August 1, 1998. The interest reserve account paid the first semi-annual interest payment of $15.2 million and paid approximately one half of the second semi-annual interest payment on February 1, 1999.

 7.  STOCKHOLDERS' EQUITY

     At December 31, 1998 and 1997 the Company's issued and outstanding capital stock was variable, with a fixed portion represented by 50 shares and an unlimited maximum.

     On November 17, 1997, the Company increased the authorized number of shares to 1,170,050.

     On December 15, 1997, the stockholders agreed to:
          a. merge the Company with Acquisition Sub effective with the payment of the final installment to the Government;
          b. not modify Satmex's capital stock structure; and to
          c. exchange 1,170,050 Acquisition Sub shares for 10,000,000 shares comprised of shares with voting rights (Series "A" and "B") and restricted voting rights (Series "N").

     At December 31, 1998 and 1997 the authorized and outstanding common shares of the Company consisted of the following:

SERIES                                               SHARES
------                                             ----------
 A...............................................   2,601,000
 B...............................................   2,499,000
 N...............................................   4,900,000
                                                   ----------
                                                   10,000,000
                                                   ==========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     At December 31, 1998 and 1997 the capital stock and the notional value is as follows:

                                             NUMBER
               DESCRIPTION                   SHARES        1998        1997
               -----------                 ----------    --------    --------
                                                            (IN THOUSANDS)
Fixed portion............................          50    $      6    $      6
Variable portion.........................   9,999,950     379,397     371,842
                                           ----------    --------    --------
                                           10,000,000    $379,403    $371,848
                                           ==========    ========    ========

     In accordance with Mexican tax law any capital reduction is subject to income tax payable by the Company equal to 53.85% of the portion of capital stock exceeding contributions.

     Series A shares have full voting rights and can only be acquired by Mexican individuals, Mexican corporations or irrevocable trusts. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series B shares have full voting rights and may be acquired by Mexican or foreign investors. The series B shares can be converted into series A shares based on conditions approved by a vote of the stockholders. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series N shares contain restricted voting and limited corporate rights and may not represent more than 49% of the total common shares issued. These shares may be acquired by Mexican and foreign investors and represent variable capital.

 8.  INCOME TAXES

     The income tax provision for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997 is as follows:

                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Deferred...............................................  $    931    $  1,711
                                                         --------    --------
Net income tax provision...............................  $    931    $  1,711
                                                         ========    ========

     The provision for income taxes for the year ended December 31, 1998 excludes a deferred tax benefit of $2.8 million related to the extraordinary charge on the debt refinancing (see Note 6). The net deferred tax asset at December 31, 1998 increased by $200,000 for the change to the Mexican statutory rate from 34% to 35% which was signed into law on December 31, 1998 to be effective January 1, 1999.

     The components of the net deferred income tax assets are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Satellites and equipment...............................  $(78,050)   $ (1,198)
Concessions............................................   (29,221)     10,910
Deferred financing costs...............................    (3,796)     (5,114)
Prepaid insurance......................................   (10,563)     (3,431)
Deferred revenue.......................................    29,937
Tax loss carryforwards.................................    95,061       4,902
Other, net.............................................       542
                                                         --------    --------
Net deferred tax assets................................  $  3,910    $  6,069
                                                         ========    ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     The net deferred income tax assets is classified as follows:

                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Current deferred income tax liabilities................  $ (3,810)   $ (3,431)
                                                         ========    ========
Long-term deferred income tax assets...................  $  7,720    $  9,500
                                                         ========    ========

     At December 31, 1998 the Company had tax loss carryforwards of approximately $271.6 million which expire from 2007 to 2008.

     The provision for income taxes, for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Tax benefit at Mexican statutory income
  tax rate (34%).......................................  $ (5,850)   $   (681)
Inflation component and effect of remeasurement........     6,298
Non deductible expenses................................        53         134
Valuation allowance....................................                 1,853
Other..................................................       430         405
                                                         --------    --------
Net income tax provision...............................  $    931    $  1,711
                                                         ========    ========

     The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, less certain liabilities, which is payable when the asset tax is greater than amounts due for income taxes. For the year ended December 31, 1998, available credits offset any asset tax liability.

     As a result of the Merger, certain deferred tax assets, principally tax loss carryforwards net of a valuation allowance, amounting to $6.1 million, which existed prior to the Merger are no longer available. The Company has reflected the loss of these deferred tax assets as additional purchase price.

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $91,000. Rent expense under this lease was $599,000 for the year ended December 31, 1998.

     Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Government.

10.  SUBSEQUENT EVENTS

  Televisa Contract

     On March 30, 1999, the Company executed a commitment letter with Televisa to renew Televisa's service for 12 Ku-band transponders on Solidaridad 2 through December 2001. The Company expects to finalize a contract with Televisa in the second quarter of 1999.

  Preferred Stock

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for
4.0016 shares of common stock on and after February 2, 2005.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Satelites Mexicanos, S.A. de C.V.

     In our opinion, the accompanying balance sheet, statements of operations, of changes in Telecomm's investment and of cash flows present fairly, in all material respects, the financial position, the results of operations, changes in Telecomm's investment and cash flows of the fixed satellite service business of Telecomunicaciones de Mexico ("Telecomm") (the Predecessor Company of Satelites Mexicanos, S.A. de C.V.) as of December 31, 1996 and for the year ended December 31, 1996 and for the period from January 1, 1997 through November 16, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Telecomm's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE

Mexico City
December 15, 1997

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1996
                                    (Note 1)
                      (Amounts in thousands of US dollars)

ASSETS
Current assets:
  Accounts receivable (Note 3)..............................  $  8,054
  Prepaid insurance.........................................     7,254
                                                              --------
Total current assets........................................    15,308
Satellites and equipment (Note 4)...........................   361,493
                                                              --------
          Total assets......................................  $376,801
                                                              ========
LIABILITIES AND TELECOMM INVESTMENT
Current liabilities:
  Accounts payable..........................................  $  7,299
                                                              --------
Total current liabilities...................................     7,299
                                                              --------
Commitments and contingencies (Note 6)
Telecomm investment.........................................   369,502
                                                              --------
          Total liabilities and Telecomm investment.........  $376,801
                                                              ========

   The accompanying notes are an integral part of these financial statements.

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

                             RESULTS OF OPERATIONS
                                    (Note 1)
                      (Amounts in thousands of US dollars)

                                                               YEAR ENDED        FOR THE PERIOD
                                                              DECEMBER 31,      JANUARY 1, 1997
                                                                  1996        TO NOVEMBER 16, 1997
                                                              ------------    --------------------
Revenues....................................................    $78,207             $93,351
                                                                -------             -------
Operating expenses:
  Separation bonuses and employment costs related to
     privatization of SatMex (Note 2).......................    $ 1,004             $ 4,762
  Personnel costs...........................................      2,932               4,120
  Materials and supplies....................................        483                 248
  General and administrative expenses.......................      2,862               2,739
  Depreciation and amortization.............................     34,953              30,854
  Insurance.................................................     10,720               8,690
  Miscellaneous expenses....................................      1,323                 282
  Provision for uncollectible accounts......................      1,761              (3,046)
  Assessment paid to the Mexican Government (Note 5)........      4,535               4,809
                                                                -------             -------
                                                                 60,573              53,458
                                                                -------             -------
Operating income............................................     17,634              39,893
Interest expense............................................                            (24)
Foreign exchange gain (loss)................................        140                (278)
                                                                -------             -------
Income before income tax....................................     17,774              39,591
Income tax..................................................                          1,543
                                                                -------             -------
Net income..................................................    $17,774             $38,048
                                                                =======             =======

   The accompanying notes are an integral part of these financial statements.

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

                 STATEMENTS OF CHANGES IN TELECOMM'S INVESTMENT
                                    (Note 7)
                      (Amounts in thousands of US dollars)

                                                                                 PERIOD FROM
                                                               YEAR ENDED     JANUARY 1, 1997 TO
                                                              DECEMBER 31,       NOVEMBER 16,
                                                                  1996               1997
                                                              ------------    ------------------
Net investment by Telecomm at beginning of period...........    $397,530           $369,502
Net advances to Telecomm....................................     (45,802)              (258)
Net income during the period................................      17,774             35,712(1)
                                                                --------           --------
Net investment by Telecomm at end of period.................    $369,502
                                                                ========
Net assets contributed to SatMex............................                        404,956
Deferred tax asset resulting from contribution of
  concessions...............................................                        171,498
Net income during period....................................                          2,336(2)
Issuance of common stock....................................                              6
                                                                                   --------
Shareholder's equity of SatMex at end of period.............                       $578,796
                                                                                   ========

------------------------------
(1) For the period January 1, 1997 to October 14, 1997.

(2) For the period October 15, 1997 to November 16, 1997.

   The accompanying notes are an integral part of these financial statements.

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

                            STATEMENTS OF CASH FLOWS
                      (Amounts in thousands of US dollars)

                                                                              FOR THE PERIOD FROM
                                                               YEAR ENDED     JANUARY 1, 1997 TO
                                                              DECEMBER 31,       NOVEMBER 16,
                                                                  1996               1997
                                                              ------------    -------------------
OPERATING ACTIVITIES
Net income..................................................    $ 17,774           $ 38,048
Items not requiring cash:
  Depreciation and amortization.............................      34,953             30,854
  Provision for uncollectible accounts......................       1,761             (3,046)
(Increase) decrease in working capital components:
  Accounts receivable.......................................      (2,033)              (188)
  Prepaid insurance.........................................         682              4,982
  Accounts payable and accrued expenses.....................       3,279             (4,294)
                                                                --------           --------
Cash provided by operating activities.......................      56,416             66,356
                                                                --------           --------
INVESTMENT ACTIVITIES
Acquisition of equipment and advances for construction and
  launch of satellite.......................................     (10,614)           (65,909)
                                                                --------           --------
Cash used in investing activities...........................     (10,614)           (65,909)
                                                                --------           --------
FINANCING ACTIVITIES
Net advances to Telecomm....................................     (45,802)              (258)
Issuance of capital stock...................................                              6
                                                                --------           --------
Cash used in financing activities...........................     (45,802)              (252)
                                                                --------           --------
Net change in cash and cash equivalents.....................          --                195
Cash and cash equivalents at beginning of period............          --                 --
                                                                --------           --------
Cash and cash equivalents at end of period..................    $     --           $    195
                                                                ========           ========

   The accompanying notes are an integral part of these financial statements.

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

                         NOTES TO FINANCIAL STATEMENTS

                  (Monetary amounts expressed in thousands of
                       US dollars, except share amounts)

NOTE 1--HISTORY AND ACTIVITY OF TELECOMM FSS

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services ("FSS") assets and operations of Telecomunicaciones de Mexico, ("Telecomm"), a wholly-owned subsidiary of the Mexican Government ("Telecomm FSS"). On June 26, 1997 the Mexican Government formed Satelites Mexicanos, S.A. de C.V. ("SatMex") for the purpose of completing the privatization process.

     SatMex was formed by the Government for the purpose of completing the privatization of the FSS business operated by Telecomm through October 14, 1997 and thereafter by SatMex.

     On October 15, 1997, the Government sold SatMex certain net assets of Telecomm based on historical cost for $404,956 plus $63,003 of value added tax. The net assets consisted principally of three satellites, one satellite under construction and equipment located at two ground control facilities.

     Effective October 15, 1997, the Government sold SatMex the rights to a 20-year concession title (the "Concession"), for $504,400 plus $75,661 of value added tax, renewable on certain conditions for an additional 20 years thereafter at no additional cost, to operate in the three orbital slots occupied by Telecomm FSS satellites at their associated C- and Ku-Band frequencies. Since the Concession was transferred between commonly controlled entities the assets were recorded at its historical cost. SatMex has allowed the Government to retain the L-Band transponders and has reserved certain capacity on each satellite for use by the Government. The Concession also includes the right to use the buildings and areas in which the control centers are located, for the purpose of exploiting the orbital slots and frequency assignments for an annual rental equivalent to 7.5% of their appraised value.

     The accompanying results of operations and statement of cash flows reflect the operations of Telecomm's FSS business for the year ended December 31, 1996 and the combined results of operations and statement of cash flows of Telecomm's FSS and SatMex's activities for the period January 1, 1997 to November 16, 1997. The combined results of operations and statement of cash flows consists of the results of operations and cash flows of Telecomm's FSS business for the period from January 1, 1997 through October 14, 1997 and the results of operations and cash flows for the period from October 15, 1997 through November 16, 1997 when such activities were assumed by SatMex (hereafter referred to as the FSS financial statements).

     The revenues and direct and indirect expenses related to the FSS business for the year ended December 31, 1996 and for the period January 1, 1997 to October 14, 1997 were carved out of the accounting records of Telecomm. Indirect costs incurred by Telecomm on behalf of the FSS business were allocated based on internally prepared utilization studies. Telecomm's management believes that the basis of allocation of such services is reasonable. All expenses applicable to Telecomm FSS on a stand-alone basis have been included in the accompanying financial statements.

     On October 30, 1997, a joint venture formed by Loral Space & Communications Ltd. ("Loral") and Telefonica Autrey, S.A. de C.V. ("Telefonica Autrey") agreed to acquire 75% of the issued and outstanding capital stock of SatMex from the Mexican Government (the "Government"). On November 17, 1997 the Government sold 75% of its economic interest, representing 100% of the voting interest in SatMex to a subsidiary ("Acquisition Sub") of the joint venture. On December 29, 1997, Acquisition Sub merged with and into SatMex.

NOTE 2--BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The accompanying FSS financial statements are presented in U.S. dollars following generally accepted accounting principles in the United States of America.

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

     The significant accounting policies are summarized below:

     a. Functional currency and translation--

     Telecomm FSS is required to maintain its books and records in Mexican pesos ("pesos"). The functional currency of Telecomm FSS is the U.S. dollar, the currency in which the Telecomm FSS sales contracts are denominated and in which Telecomm FSS incurs a significant portion of its expenses and acquires its fixed assets.

     Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss.

     Non-monetary assets or liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction.

     b. Use of estimates--

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

     c. Cash equivalents--

     Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of ninety days or less.

     d. Fixed assets--

     Fixed assets, principally satellites and advances for construction and launching of a new satellite, are stated at historical cost, net of depreciation. Equipment, furniture and fixtures were stated at appraised values determined by a Mexican Government appraiser as of September 30, 1997. Management believes that such values represent the net historical cost of these assets. Depreciation expense for the periods presented was determined based on management's estimates. The estimated useful lives of furniture and fixtures, communications equipment and computing equipment are approximately 10, 9 and 4 years, respectively.

     Costs incurred in connection with the construction and successful deployment of the Telecomm FSS satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. All capitalized satellite costs will be amortized over the estimated useful life of the satellite. The estimated useful lives of the satellites, as determined by an independent engineering analysis are; Morelos II -- August 1998, Solidaridad
I -- December 2007 and Solidarid II -- June 2009. Losses from unsuccessful launches and in-orbit failures of satellites, net of insurance proceeds, will be recorded in the period when the loss occurs.

     e. Depreciation--

     Depreciation of satellites, machinery and equipment is computed by the straight-line method, based on the estimated useful lives of the related assets.

     f. Separation bonuses--

     In preparation for the privatization, Telecomm FSS transferred 220 employees to SatMex. In connection with the transfer Telecomm FSS negotiated and paid separation bonuses with the employees who transferred amounting to $4,012. Employees who did not transfer to SatMex were assigned other responsibilities within Telecomm. Personnel costs related to employees retained by Telecomm were $1,004 and $750 for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively.

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

     g. Revenue recognition--

     Revenue is recorded when the satellite service is provided. Telecomm FSS has provided FSS to the teleports business unit of Telecomm amounting to $3,696 in the year ended December 31, 1996 and $2,772 in the nine months ended September 30, 1997. Effective November 1, 1997 these services will be invoiced by SatMex to Telecomm on a monthly basis, for a minimum of $180 per month through December 31, 1997. It is expected this contract will be renewed by the Government on an annual basis beginning January 1, 1998. In addition, SatMex will invoice Telecomm $40 per month for control services related to L-Band transponders retained by Telecomm.

     Historically, Telecomm FSS has provided satellite services to the Government with substantial discounts. Revenues for these services have been included in the results of operations for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, net of such discounts.

     In connection with the privatization SatMex has agreed to provide certain agencies of the Mexican Government with access to a portion of its available transponder capacity (the "reserve capacity"), representing approximately 181.44 MHz in C-band and 151.20 megahertz in Ku-band of its currently available capacity, at no cost. The capacity will be utilized by various Government agencies such as the Defense and Education Ministries which currently receive 100% discounts on services provided.

     h. Principal customer--

     Revenue from one customer represented 28% of total revenues for the nine months ended September 30, 1997. No individual customer represented more than 10% of total revenues for the year ended December 31, 1996.

NOTE 3--ACCOUNTS RECEIVABLE

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Trade accounts receivable...................................   $  21,683
Allowance for uncollectible accounts........................     (13,629)
                                                               ---------
                                                               $   8,054
                                                               =========

NOTE 4--SATELLITES AND EQUIPMENT

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Satellites..................................................   $ 448,193
Equipment...................................................      23,038
Furniture and fixtures......................................         603
Accumulated depreciation....................................    (130,331)
                                                               ---------
                                                                 341,503
Construction in process.....................................       4,995
Advances for the construction and launch of the SatMex 5
  satellite.................................................      14,995
                                                               ---------
                                                               $ 361,493
                                                               =========

     Payments amounting to $81,500 have been made to Hughes Communications International, Inc. and Arianespace for the construction and launch of a new satellite (SatMex 5) to replace the Morelos II satellite, which completes its useful life in 1998. The estimated cost of the project, including launch and insurance, is approximately $224,400. The launch is scheduled for late 1998.

             TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE

NOTE 5--TAX MATTERS

     Historically, income of Telecomm FSS from telecommunication services via satellite was subject to the payment to the Government of an assessment equivalent to 5.8% of total monthly revenues.

     SatMex as an independent legal commercial entity will not be subject to the 5.8% assessment but will be subject to the payment of income tax or asset tax at the statutory rates of 34% and 1.8%, respectively.

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards. Pro forma income tax expense, assuming Telecomm FSS had operated as a commercial entity for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997 would have been $7,585 and $15,096, respectively.

     At October 15, 1997 a deferred tax asset was recognized related to the estimated future tax benefits from the Concession transferred to SatMex of $171,498. The amounts paid by SatMex for the Concessions are deductible for income tax purposes over a six and a half year period. As a new corporate entity SatMex will be exempt from asset tax through December 31, 2000.

NOTE 6--STOCKHOLDERS' EQUITY

     During special shareholder meetings on October 17 and 27, 1997, SatMex increased the authorized number of shares to 10,000,000 and approved the capitalization of $576,454 of the notes payable to the Government in exchange for the issuance of 9,995,000 common shares.

     At November 16, 1997, as a result of the above mentioned modifications to SatMex's capital structure, the authorized and outstanding common shares consisted of the following:

SERIES                                                       SHARES
------                                                     ----------
A........................................................   2,601,000
B........................................................   2,499,000
N........................................................   4,900,000
                                                           ----------
                                                           10,000,000
                                                           ==========

     The principal difference in the series of shares relates to shares with voting rights (Series "A" and "B") and restricted voting rights (Series "N").

NOTE 7--COMMITMENTS AND CONTINGENCIES

     Management is not aware of any pending litigation against Telecomm FSS. Liability for all legal actions or other claims against Telecomm FSS or SatMex prior to October 15, 1997 has been retained by the Government.

                       SATELITES MEXICANOS, S.A. DE C.V.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

             ANALYSIS OF CHANGES IN ALLOWANCE FOR DOUBTFUL ACCOUNTS
                      (AMOUNTS IN THOUSANDS OF US DOLLARS)

                                          BALANCE                                                  BALANCE
                                        BEGINNING OF                                              AT END OF
                ENTITY                     PERIOD       PROVISIONS    WRITE OFFS    RECOVERIES     PERIOD
                ------                  ------------    ----------    ----------    ----------    ---------
Telecomm FSS
  1996................................    $11,868          1,761                                   $13,629
  1997................................     13,629         (3,046)       (1,037)                      9,546(1)
Satmex
  1997................................         --(1)                                                    --(2)
Acquisition Sub(2)
  1997................................         --(3)                                                    --(4)
Satmex
  1998................................         --(4)         622                                       622(5)

------------------------------

(1) Balance at October 14, 1997

(2) Acquisition Sub merged into Satmex effective December 29, 1997, see Note 1 to the financial statements of Satelites Mexicanos, S.A. de C.V. (Satmex)

(3) Balance at November 17, 1997 (commencement of operations)

(4) Balance at December 31, 1997

(5) Balance at December 31, 1998