Form 20-F
period 1999-12-31
SATELITES MEXICANOS SA DE CV
filed 2000-04-27
CIK 1063131

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

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

 THE NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK AS OF DECEMBER 31, 1999 WAS:

    2,550  CLASS I SERIES A SHARES
2,598,450  CLASS II SERIES A SHARES
    2,450  CLASS I SERIES B SHARES
2,496,550  CLASS II SERIES B SHARES
4,900,000  CLASS II SERIES N SHARES
  606,730  CLASS I SERIES C SHARES

     The registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and has been subject to such filing requirements for the past 90 days.

     The registrant has elected to follow Financial Statement Item 18.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I
Item 1.   BUSINESS....................................................    1
Item 2.   DESCRIPTION OF PROPERTY.....................................   15
Item 3.   LEGAL PROCEEDINGS...........................................   15
Item 4.   CONTROL OF REGISTRANT.......................................   16
Item 5.   NATURE OF TRADING MARKETS...................................   16
Item 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
          HOLDERS.....................................................   16
Item 7.   TAXATION....................................................   17
Item 8.   SELECTED FINANCIAL DATA.....................................   21
Item 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
          OPERATIONS AND FINANCIAL CONDITION..........................   22
Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................   27
Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT........................   27
Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS......................   28
Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES................................................   28
Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..............   28
                                  PART III
Item 15.  DEFAULTS UPON SENIOR SECURITIES.............................   29
Item 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES..................................................   29
                                  PART IV
Item 18.  FINANCIAL STATEMENTS........................................   29
Item 19.  FINANCIAL STATEMENTS AND EXHIBITS...........................   30

------------------------------

* The registrant has responded to Item 18 in lieu of this Item.

                                     PART I

ITEM 1.  BUSINESS

                                  THE COMPANY

GENERAL

     In 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia"), formerly Telefonica Autrey, S.A. de C.V., acquired 75% of the outstanding capital stock of Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") from the government of Mexico. Satmex is the leading provider of domestic fixed satellite services ("FSS") in Mexico and is expanding its services to become a leading provider of fixed satellite services throughout Latin America. The Company provides transponder capacity to customers for distribution of network and cable television programming, DTH (direct-to-home) television service and on-site transmission of live news reports, sporting events and other video feeds. Satmex also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. The Company is also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in the United States, Canada and 23 nations and territories in Latin America. The Company's broadcasting customers include Grupo Televisa, MVS Multivision, Television Azteca and PCTV and its telecommunications services customers include BellSouth, Telmex, Pemex, Cemex and the Mexican subsidiaries of Ford and DaimlerChrysler. Satmex's data and internet customers include Hughes Network Systems, Tachyon, Interpacket, ICG, ATC Teleports and Netsat Express.

     The Company's three satellites (Solidaridad 1, Solidaridad 2 and Satmex 5) are in geostationary orbit at 109.2 degrees W.L., 113 degrees W.L. and 116.8 degrees W.L., respectively, and have a total of 144 36-MHz transponder-equivalents operating in the C- and Ku-band, with an aggregate footprint covering substantially all of the continental United States, the Caribbean as well as all of Latin America, other than certain regions in Brazil. The Company has expanded its sales outside of Mexico through its network of agents, distributors and value-added resellers in principal cities in the Latin American region. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit.

     The Company is a member of the Loral Global Alliance. Through the alliance, the Company can offer its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global geosynchronous satellite services. The other alliance members are Loral Skynet, Loral CyberStar and Europe*Star, a joint venture between Loral and Alcatel. The members of the alliance currently have ten satellites in orbit with a total of 195 C-band and 297 Ku-band 36-MHz transponder-equivalents.

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

SERVICES

     The Company provides satellite transmission capacity to broadcasting customers for network and cable television programming, DTH television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. In addition, the Company provides satellite transmission capacity to telecommunications service customers for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. Satmex also provides satellite connectivity to the Internet backbone for ISPs (Internet Service Providers). The Company offers its customers part-time service, varied power and footprint service, grades of service protection and value-added services.

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

     The Company offers transponder capacity for end-to-end satellite services for two types of private business communications networks: IDS (international digital services) networks and VSAT (very small aperture terminals) networks. IDS networks consist of rooftop antennas and are used by customers that have relatively steady flows of information to and/or from all of the points in the network. Because of their large transmission requirements, IDS networks require dedicated, permanent communications links to each point. VSAT networks differ from IDS networks in that VSAT networks consist of very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. Through the use of VSAT technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity.

  INTERNET SERVICE PROVIDERS

     The Company delivers high-speed satellite-based Internet connectivity, offering a variety of configurations, throughout North America and Latin America. The Satmex fleet provides an efficient means by which ISPs, service integrators, infrastructure enablers, universities, governments and other corporations may develop new Internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. The Company believes that these benefits, together with Latin America's lack of infrastructure, geographic dispersion and low population density indicate that demand for Internet connectivity via satellite, in both the consumer and corporate markets, will have strong growth in the future.

CUSTOMERS

     The Company has a broad customer base which includes private and state-owned broadcasting networks, cable television operators, DTH operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. The Company's largest customer is Grupo Televisa and its subsidiaries ("Televisa"). Revenue from Televisa represented 31%, 29% and 43%, of service revenue for the years ended December 31, 1999 and 1998 and for the period November 17, 1997 to December 31, 1997, respectively. Revenue from the Mexican government represented 10% and 5% of service revenue for the years ended December 31, 1999 and 1998, respectively, and 40% of service revenue for the period November 17, 1997 to December 31, 1997.

     Approximately 73%, 89% and 95% of the Company's service revenue for the years ended December 31, 1999 and 1998 and for the period November 17, 1997 to December 31, 1997, respectively, were generated from customers in Mexico.

                 CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as "believes", "expects", "plans", "may", "will", "should", or "anticipate" or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of an authorized executive officer of the Company. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below.

WE ARE HIGHLY LEVERAGED.

     As of December 31, 1999, we had outstanding debt of $588 million. A significant portion of our cash flow is used to service this debt, which in turn affects our ability to pay our other expenses and to fund our expenditures. In 1999, Loral and Principia invested $31.9 million of capital into the Company through the purchase of preferred stock. We used the proceeds from this capital contribution to pay down debt in order to ensure compliance with covenants contained in our debt documents. We cannot guarantee that the shareholders will make additional equity contributions in the future.

     In February 2000, we amended certain financial covenants in our debt agreements. In connection with these amendments, we agreed to pay a consent fee to approving lenders and debtholders and to increase the applicable interest rates on the debt by up to 0.75%. We believe that our future operating cash flow and the availability of our revolving credit facility will be sufficient to service our interest and debt repayment requirements and to maintain the financial ratios required by our debt agreements, as adjusted by these amendments. However, if any additional amendments to our debt agreements are required in the future, there can be no assurance as to the terms on which such amendments can be obtained, or whether they can be obtained at all.

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

WE MAY NOT HAVE SUFFICIENT RESOURCES TO REPAY OUR DEBT OBLIGATIONS.

     Our ability to service our debt obligations will depend on our future performance. At December 31, 1999, we had approximately $238 million of senior secured notes outstanding, which bear interest at a floating rate. These notes require repayment in $250,000 quarterly installments, with the balance due on June 29, 2004. In addition, we have $320 million of 10 1/8% fixed rate notes outstanding, which must be repaid in full on November 1, 2004. At December 31, 1999, we had $30 million outstanding under our $50 million revolving credit facility. Any borrowings under our revolving credit facility must be repaid by December 29, 2002.

     If we are unable to repay any portion of the senior secured notes, the fixed rate notes or the revolving credit facility when due, we will have to refinance this indebtedness. We cannot guarantee that this refinancing will be available, or if available, that it will be on terms acceptable to us.

OUR CONTRACTS WITH TELEVISA REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES; THEY ARE SCHEDULED TO EXPIRE IN DECEMBER 2001.

     Our largest customer is Televisa, which represented approximately 31% of our service revenue in 1999. On April 1, 1999, the Company signed a new contract with Televisa to renew their lease for 12 Ku-band transponders on Solidaridad 2 through December 2001. During the term of the contract, Televisa has a preferential right to increase its capacity on Solidaridad 2.

WE HAVE SHORT-TERM CUSTOMER CONTRACTS.

     As of December 31, 1999, approximately 22% of our customer contracts have terms that range from one to three years. Moreover, approximately 58% of our backlog of non-cancelable lease contracts is expected to be realized within the next three years. Our revenue would be hurt if we were unable to find new customers to replace customers whose contracts have expired.

WE COMPETE WITH OTHER COMPANIES FOR CUSTOMERS AND CHANGES IN MEXICAN REGULATIONS MAY RESULT IN NEW COMPETITORS.

     We face competition from other companies, including PanAmSat Corporation and Intelsat. PanAmSat has a fleet of 21 satellites, including seven that serve the Latin American market. Intelsat, an international consortium owned by 140 member countries, has 24 satellites, including four that cover Latin America. In March 1998, Intelsat spun off six of its satellites to a newly formed company known as New Skies Satellite N.V., which also competes with us. We cannot assure you that we will be able to compete successfully. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and impact our ability to service our debt obligations.

     The Mexican government has recently liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding effect on our revenue.

     As land-based telecommunications services expand, demand for our services may be reduced. For example, in 1999 we experienced a number of contract cancellations or nonrenewals by customers who switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost and further build-out of this infrastructure could hurt our revenue.

OUR GOVERNMENT CONCESSIONS MAY BE REVOKED UNDER CERTAIN CIRCUMSTANCES.

     The Mexican government has granted to us four concessions, three relating to our use of the orbital slots currently occupied by our satellites and the fourth relating to our use of the satellite control centers and the related land and buildings on which they are located. The orbital concessions have an initial twenty-year term, expiring in October 2017, and are renewable after that time, subject to certain conditions, for an additional twenty-year term. The property concession has a forty-year term. However, these concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events, including our bankruptcy or liquidation.

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

WE OPERATE PRIMARILY IN MEXICO, WHICH MAY SUBJECT US TO ADDITIONAL RISKS.

     For the year ended December 31, 1999, approximately 73% of our service revenue was from sales within Mexico. As a result, our performance and prospects will be affected by the political, social and economic developments in Mexico, including currency fluctuations and inflation. Mexico has in the past experienced economic crises characterized by exchange rate instability, high inflation, high domestic interest rates, negative economic growth and reduced consumer buying power. Should Mexico experience any such economic crisis in the future, we cannot assure you that our results of operations and financial condition would not be affected.

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

     - fuel consumption

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

     At December 31, 1999, our satellites have remaining estimated useful lives ranging from 7 to 14 years. However, our Solidaridad 1 satellite has experienced problems and mechanical difficulties, including loss of its primary command receiver and loss of pressure in a propulsion subsystem that could shorten its operational life. On April 28, 1999, Solidaridad 1 lost its primary satellite control processor. Service was restored after 14 hours using the backup satellite control processor. The satellite manufacturer, Hughes Space and Communications, Inc., conducted an extensive investigation into the cause of the service interruption and has presented a report on the failure analysis to Satmex. Currently Solidaridad 1 is operating using the back up satellite control processor. However, Solidaridad 1 does not have any redundant systems should the back up satellite control processor fail. Failure of the back up command receiver or the back up satellite control processor would result in a loss of Solidaridad 1. Moreover, Solidaridad 1 and Solidaridad 2 were manufactured by Hughes and are similar in design to other Hughes satellites which have experienced in-orbit component failures.

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

     The regulatory process also requires that we negotiate with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere. Because we cannot guarantee the results of negotiations with third parties, "frequency coordination" is an additional source of uncertainty. For example, we have to coordinate our Satmex 5 satellite through the Mexican government with the government of Canada.

THERE ARE POTENTIAL CONFLICTING INTERESTS BETWEEN US AND OUR SHAREHOLDERS.

     Loral and Principia own and have interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet and Loral CyberStar own or are building satellites, the footprints of which overlap or are planned to overlap with those of our satellites. We have, together with Loral Skynet, Loral CyberStar and Europe*Star, a joint venture between Loral and Alcatel, adopted a marketing policy that provides for collaboration and cross-selling among the Loral Global Alliance members. If, however, the members of the Loral Global Alliance do not collaborate but rather compete in areas of overlapping capacity, conflicting commercial interests between us and the Loral entities may arise. If Loral Skynet and Loral CyberStar do not collaborate with us or vice versa under the Loral Global Alliance, Loral Skynet and Loral CyberStar might compete directly with us for customers.

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

     The Orbital Concessions include the right to exploit the 113.0 degrees W.L., 116.8 degrees W.L. and 109.2 degrees W.L. orbital slots. As part of the Orbital Concessions, the Company may establish rates and terms for transponder leasing, which must be registered in order to become effective. However, if the SCT determines that the Company has substantial power in the Mexican market, the Mexican Telecommunications Commission may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, the Company is prohibited from establishing cross subsidies and using discriminatory practices.

     As part of the Orbital Concessions, the Company is required to allocate 181 MHz C-band and 181MHz Ku-band to the Mexican government, free of charge, for national security and certain public purposes. In addition, the Company is required to operate two L-band transponders (one on each of the Solidaridad satellites), which will continue to be owned by the Mexican government.

     Under the Orbital Concessions, the Company is required to: (i) carry out research and development in Mexico, (ii) preferentially staff the control centers with Mexican nationals, and (iii) maintain satellite service continuously and efficiently. As security for the performance by the Company of its obligations under each Orbital Concession, the Company was required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At December 31, 1999, the adjusted amount was approximately 13 million pesos per Orbital Concession. Under the terms of the surety bond, the Company has paid to Fianzas Monterrey Aetna, a surety, a premium of 87,000 pesos per Orbital Concession, and the surety has agreed to pay to the Federal Treasury of Mexico, in the event the Company breaches the terms of the Orbital Concessions, a sum of 13 million pesos per Orbital Concession. The Orbital Concessions were finalized and published in the Official Gazette on December 30, 1997.

     The Orbital Concessions have twenty-year terms expiring on October 22, 2017 and may, subject to certain conditions, be extended for an additional twenty-year term, without the payment of any additional consideration to the Mexican government.

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

  DTH PROTOCOL

     In November 1996, Mexico and the United States signed a protocol (the "DTH Protocol") to the Reciprocity Agreement concerning the transmission and reception of signals from satellites for the provision of DTH satellite services. DTH satellite services are defined to include DTH fixed satellite service ("DTH-FSS") and broadcasting satellite service ("BSS"), which include one-way, encrypted video or video/audio radiocommunication signals transmitted by satellite for direct reception by subscribers who pay a periodic fee, distribution of video/audio to cable television head-ends and multipoint distribution service ("MDS") or wireless cable facilities. The DTH Protocol addressed only a limited number of radiocommunication frequencies. The United States and Mexico have each agreed to permit satellites licensed by the other government to provide DTH-FSS and BSS to, from, and within the other country's territory. Entities seeking to transmit or receive DTH-FSS or BSS signals via a satellite licensed by the other administration (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction's other applicable laws (e.g., the earth station licensing process). Both Mexico and the United States reserve the right to refuse to accept signals originating from third countries. In addition, both countries agree to permit DTH-FSS and BSS signals to be delivered directly to subscribers without requiring that they be retransmitted over an intermediary satellite system. Mexico and the United States agree not to impose significant restrictions on the amount or origin of advertising and program content. The DTH Protocol does not apply to the transmission of any audio-only DTH-FSS or BSS signals that do not contain solely music. Service to cable television head-ends is permitted under the DTH Protocol as of November 8, 1997.

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

     Under the ANDESAT Agreement, Satmex has agreed to provide the Andean Community satellite capacity until January 2003 at certain preferred rates. As of December 31, 1999, the Andean Community has the right to use, at no charge, one transponder and beginning in 2000, will have the right to use, at no charge, an additional one quarter of one transponder. Subject to certain conditions, ANDESAT has the first purchase option of up to eight transponders for DTH service on Satmex 5 at a price to be agreed upon by the parties and/or the parties reaching a shared utility agreement. If requested, Satmex will provide up to 600 hours of technical assistance at no charge for the design, construction and launch of the Simon Bolivar satellite system. As of December 31, 1999, Satmex has not provided any technical assistance for the Simon Bolivar satellite system. In addition, if requested, Satmex will provide, subject to availability, backup satellite capacity for the first Simon Bolivar satellite.

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

     On December 31, 1999, Satmex requested that the FCC include Satmex's satellites in the United States Premitted Space Station List. This request is being reviewed by the FCC and, if approved, Satmex's satellites would be able to operate in the United States as U.S. satellites.

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

     The Satmex 5 request for coordination was published by the ITU on June 24, 1997. The Company is currently conducting coordination discussions with the government of Canada regarding Satmex 5 and expects to be able to provide service in Canada in 2000.

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

ITEM 2.  DESCRIPTION OF PROPERTY

     Except for the Company's in-orbit satellites, all of the Company's assets are located in Mexico. The Company's primary satellite control center is located at Iztapalapa, Mexico and the Company's secondary satellite control center is located at Hermosillo, Mexico. These centers are designed to ensure that the satellites are correctly positioned and that the satellites are operating within established parameters. The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings.

     Satmex leases office space in Mexico City for its headquarters. The Company believes its facilities are adequate for its present needs.

ITEM 3.  LEGAL PROCEEDINGS

     Management is not aware of any pending material litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

ITEM 4.  CONTROL OF REGISTRANT

     Prior to October 15, 1997, the Company was not operated as a stand-alone satellite service provider, but was operated by the Mexican government as part of the operations of Telecomunicaciones de Mexico, an agency of the Mexican government. In 1997, Loral and Principia formed a joint venture, Firmamento Mexicano, S. de R.L. de C.V. ("Firmamento") to effect the acquisition of Satmex from the Mexican government. Firmamento is owned 65% by Loral and 35% by Principia. Principia, however, holds 51% of Firmamento's voting interests. On November 17, 1997, Corporativo Satelites Mexicanos, S.A. de C.V. ("Acquisition Sub"), an indirect subsidiary of Firmamento, entered into a Stock Purchase Agreement with the Mexican government to acquire 75% of the outstanding capital stock of Satmex from the Mexican government for a purchase price of $646.8 million. On November 17, 1997, Acquisition Sub paid $194.0 million of the purchase price and on December 29, 1997 paid the balance, plus interest. On December 29, 1997, Acquisition Sub was merged into Satmex.

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

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. After the issuance of the preferred stock, Servicios holds 70.7% of the outstanding capital stock of the Company, Loral holds 5.4%, Principia holds 0.3% and the Mexican government holds 23.6%.

     The Mexican government holds its 23.6% interest in Satmex through Class N shares. The Class N shares have limited voting rights and may vote only with respect to the following matters; extension of the Company's term, merger, conversion or anticipated dissolution of the Company, amendment to the Company's corporate purpose, change to the Company's nationality or cancellation of the Company's registration in the Securities Section of the National Registry of Securities and Intermediaries or in any Mexican or foreign stock exchange.

ITEM 5.  NATURE OF TRADING MARKETS

     The Company's capital stock is not publicly traded. The Company's 10 1/8% Series B Senior Notes are not listed on any securities exchange.

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

ITEM 7.  TAXATION

     The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the 10 1/8% Series B Senior Notes (the "Senior Notes"). This summary is based on the tax laws in force as of January 1, 2000 and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the United States.

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

     Pursuant to a temporary provision of the Mexican Income Tax Law, payments of interest made by the Company in respect of the Senior Notes to a Foreign Holder will be subject to a reduced 4.9% Mexican withholding tax rate (the "Reduced Rate"), until June 30, 2000, if (i) the effective beneficiary of the interest paid is a resident of a country which has entered into a treaty to avoid double taxation with Mexico which is in effect, (ii) the requirements for the application of a lower rate established in the applicable treaty are satisfied by such Foreign Holder and (iii) the Senior Notes are registered with the Registry.

     Pursuant to general rules (the "Reduced Rate Regulations") issued by the Secretaria de Hacienda y Credito Publico (the "Ministry of Finance"), payments of interest made by the Company to Foreign Holders with respect to the Senior Notes will be subject to withholding taxes imposed at the Reduced Rate, regardless of the place or residence or tax regime applicable to the Foreign Holder recipient of such interest, so long as (i) the Senior Notes are registered with the Special Section of the Registry, (ii) the Company timely files with the Ministry of Finance certain information relating to the issuance of and subsequent changes to the Senior Notes, (iii) the Company timely files with the Ministry of Finance, after the date of each interest payment under the Senior Notes, information representing that no party related to the Company (as such term is defined under the Reduced Rate Regulations) directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment, and (iv) the Company maintains records that evidence compliance with item (iii) above. The Reduced Rate Regulations, together with other tax regulations, are promulgated on an annual basis, and there can be no assurance that the requirements set forth in the Reduced Rate Regulations described above for the application of the Reduced Rate will be extended beyond February 28, 2001.

     Apart from the Reduced Rate, other special rates of Mexican withholding tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax rate was reduced from 10% to 4.9%, effective January 1, 1999 (the "Treaty Rate") for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated therein.

     Payments of interest made by the Company with respect to the Senior Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that (i) any such fund is duly incorporated pursuant to the laws of its country of origin, is exempt from income tax in such country and is registered with the Ministry of Finance for that purpose and (ii) the relevant interest income is exempt from taxes in such country.

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

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, payments of interest and the proceeds of a sale, redemption or other disposition of the Senior Notes payable to a U.S. Holders by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service and to the U.S. Holders as may be required under applicable regulations. Backup withholding at a rate of 31% may apply to these payments if the U.S. Holders fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its federal income tax returns. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as credit against such holder's U.S. federal income tax liability, provided that the required information is provided to the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

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

ITEM 8.  SELECTED FINANCIAL DATA

     The following table presents selected financial information for the fixed satellite service business of the Government of Mexico for the year ended December 31, 1996, and for the period January 1, 1997 to November 16, 1997 (the "Predecessor Company") and the Company for the period November 17, 1997 to December 31, 1997 and for the years ended December 31, 1998 and 1999. The information was derived from the audited financial statements of the Predecessor Company and the Company. The financial information presented below should be read in conjunction with the financial statements of the Predecessor Company and the Company.

                                                COMPANY                             PREDECESSOR COMPANY
                                ---------------------------------------   ---------------------------------------
                                    YEARS ENDED        FOR THE PERIOD
                                   DECEMBER 31,       NOVEMBER 17, 1997     FOR THE PERIOD         YEAR ENDED
                                -------------------    TO DECEMBER 31,    JANUARY 1, 1997 TO      DECEMBER 31,
                                  1999       1998           1997           NOVEMBER 16, 1997          1996
                                --------   --------   -----------------   -------------------   -----------------
                                                      (AMOUNTS IN MILLIONS OF U.S. DOLLARS)
STATEMENT OF OPERATIONS DATA:
  Revenue.....................  $  135.5   $  104.8       $   12.9             $   93.4              $ 78.2
  Operating income(1).........      25.0       32.8            4.0                 39.9                17.6
  Income (loss) before income
     taxes, minority interest
     and extraordinary loss...     (41.0)     (17.2)          (2.0)                39.6                17.8
  Deferred income tax
     provision(1).............      (5.7)      (0.9)          (1.7)                (1.6)
  Income (loss) before
     minority interest and
     extraordinary
     loss.....................     (46.7)     (18.1)          (3.7)                38.0                17.8
  Net income (loss)...........     (46.7)     (23.7)          (4.4)                38.0                17.8
  Net income (loss) applicable
     to common stockholders...     (47.8)     (23.7)          (4.4)                38.0                17.8
OTHER DATA:
  Depreciation and
     amortization.............  $   61.3   $   48.7       $    5.8             $   30.9              $ 35.0
  Capital expenditures........       6.3      152.3            3.0                 65.9                10.6
  Deficiency of earnings to
     fixed charges(2).........      42.5       37.7            4.9                  N/A                 N/A
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets................  $1,041.7   $1,138.0       $1,035.1                                   $376.8
  Long-term debt..............     587.0      608.0          569.0                                       --
  Telecomm's investment.......        --         --             --                                    369.5
  Stockholders' equity........     336.5      351.3          367.4                                       --

------------------------------
(1) As a government agency, the Predecessor Company was subject to an assessment by the Mexican government equal to 5.8% of monthly revenue in lieu of income or asset taxes. The government assessment of $4.5 million and $4.8 million for the year ended December 31, 1996 and for the period January 1, 1997 to November 16, 1997, respectively, was recorded as an operating expense for such periods. The Company is not subject to such an assessment. However, the Company is subject to income and asset taxes at statutory rates.

(2) The ratio of earnings to fixed charges is not applicable for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997 because there were no fixed charges during those periods.

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

                                                                   EXCHANGE RATE(1)
              YEAR ENDED DECEMBER 31,                 -------------------------------------------
              -----------------------                 PERIOD END    AVERAGE(2)     LOW      HIGH
1995................................................      7.74         6.43        5.00      8.05
1996................................................      7.88         7.64        7.33      8.05
1997................................................      8.08         7.97        7.72      8.41
1998................................................      9.90         9.24        8.04     10.63
1999................................................      9.48         9.56        9.24     10.60
2000 (through March 31, 2000).......................      9.31         9.45        9.18      9.64

------------------------------
(1) Source: Federal Reserve Bank.

(2) Average of month-end rates.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "project," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company owes significant amounts of money. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control.

OVERVIEW

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex is also marketing the use of satellite transmission capacity for new applications, such as connectivity to the Internet backbone via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 23 nations and territories in the Latin American region.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services assets and operations of Telecomunicaciones de Mexico ("Telecomm"), an agency of the government of Mexico. On June 26, 1997 the Mexican government formed Satmex for the purpose of completing the privatization process.

     On November 17, 1997, Loral Space & Communications Ltd. together with its subsidiaries ("Loral") and Principia, S.A. de C.V., ("Principia") formerly Telefonica Autrey, S.A. de C.V., acquired 75% of the issued and outstanding stock of Satmex for $647 million through Firmamento Mexicano S. de R. L. de C.V. ("Firmamento"). Loral owns 65% of Firmamento and Principia owns 35%. Principia holds 51% of Firmamento's voting interests. The remaining 25% of the capital stock of Satmex was retained by the Mexican government.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. After the issuance of the preferred stock, Servicios Corporativos Satelitales S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.7% of the outstanding capital stock of Satmex, Loral holds 5.4%, Principia holds 0.3% and the Mexican government holds 23.6%.

     In 1999, Loral Skynet entered into an end-of-life lease with Satmex for three Ku-band transponders on Satmex 5. For the year ended December 31, 1999, Satmex has accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. Quarterly, Loral Skynet will pay Satmex $5,000 per transponder for tracking, telemetry and command services for the life of this agreement. Loral and Principia have agreed to exclude these transactions from the calculation of the management fee and the license fee.

RESULTS OF OPERATIONS FOR THE COMPANY

     This discussion covers the financial statements of Satmex for the years ended December 31, 1999 and 1998 and the period November 17, 1997 through December 31, 1997.

     During 1998 and 1999, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 18.6% and 12.3%, respectively. The Company's major expenditures, including capital expenses and satellite insurance, will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

  Revenue

     Revenue for the year ended December 31, 1999 was $135.5 million, as compared to $104.8 million during 1998. Revenue for 1999 includes $25.5 million related to the lease with Loral Skynet, which was accounted for as a sales-type lease. Excluding the revenue recorded in connection with this lease, revenue for 1999 was $110 million as compared to $104.8 million in 1998. Revenue for 1999 reflects revenue from Satmex 5 which began commercial service on January 22, 1999. Satmex 5 replaced Morelos 2 which went into inclined orbit in August 1998. Revenue for 1999 has been effected by cancellations and nonrenewals from customers who switched their telecommunications networks to fiber optic service providers and by the lower utilization on Solidaridad 1 due to a service interruption in April 1999, which caused some customers on Solidaridad 1 to move to Satmex 5. Revenue for the period November 17, 1997 to December 31, 1997 was $12.9 million.

  Operating expenses

     Operating expenses, excluding the cost of the transponders related to the lease with Loral Skynet, increased to $96.3 million for 1999, from $71.9 million for 1998, primarily due to increases in satellite operations costs of $2.9 million, selling and administrative expenses of $7.7 million, depreciation expense and amortization of concessions of $12.6 million and license fee expense of $1.2 million as described below. Operating expenses for the period November 17, 1997 to December 31, 1997 were $8.9 million.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $17.8 million for 1999, as compared to $14.9 million for 1998. The increase is primarily due to the higher in-orbit insurance expense for Satmex 5.

     Selling and administrative expenses. Selling and administrative expenses for 1999 were $15.9 million, as compared to $8.2 million for 1998. The increase is primarily due to salaries and benefits associated with the hiring of additional personnel, incentive compensation expense and increased professional fees. The increase also reflects spending increases for advertising and promotional expenses.

     License and management fees. Loral and Principia are responsible for managing the Company, for which they receive a management fee. During 1998, management fees were $0.3 million. For the year ended December 31, 1999, Loral and Principia waived the management fee.

     In 1998, Loral and the Company agreed to retroactively delay the commencement of license fees until January 1, 1999, because the intellectual property and related services to which the fees relate did not begin to be implemented until the beginning of 1999, after Satmex 5 entered commercial operations. All intellectual property fees accrued as of December 31, 1997 were reversed in 1998. For the year ended December 31, 1999, Loral reduced the license fee to 1.2%. In 1999, Satmex recorded a license fee expense of $1.3 million.

     Depreciation and amortization. Depreciation expense for 1999 was $48.4 million as compared to $36.0 million for 1998. The increase in depreciation expense reflects the depreciation for Satmex 5, which entered commercial service in January 1999, of $14.4 million. Satmex 5 replaced Morelos 2, which was fully depreciated in June 1998. Amortization expense relating to the orbital concessions amounted to $12.9 million during 1999 as compared to $12.7 million during 1998.

  Interest

     Total interest cost was $68.9 million in 1999 as compared to $72.6 million in 1998 (before deducting $1.6 million and $20.5 million of capitalized interest related to the construction and launch of Satmex 5 for 1999 and 1998, respectively). The decrease in total interest cost is due to lower average outstanding debt in 1999. Interest cost for the period November 17, 1997 to December 31, 1997 was $17.7 million (before deducting $2.9 million of capitalized interest related to the construction and launch of Satmex 5.)

  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange gain of $3,000 during 1999 and a net foreign exchange loss of $532,000 in 1998. During 1999, the peso increased 4% against the dollar. However, in 1998, the peso declined 23% against the dollar.

     Foreign exchange gains for the period from November 17, 1997 to December 31, 1997 totaled $8.7 million. Foreign exchange forward contracts were entered into to hedge the foreign exchange risk on the second installment payment to the Mexican government and the related interest due on December 29, 1997.

     There were no foreign exchange contracts outstanding at December 31, 1999 and 1998.

  Deferred income tax provision

     Satmex recorded a deferred income tax provision of $5.7 million and $0.9 million for the years ended December 31, 1999 and 1998, respectively.

     The Company is subject to the greater of an income tax at 35% of taxable income or an asset tax at 1.8% on the average of assets less certain liabilities. Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period.

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

     At December 31, 1999 the Company had tax loss carryforwards of approximately $315.1 million which expire from 2007 to 2008 and tax credits available against the asset tax of approximately $15 million which are expected to be fully utilized in 2000. Without these credits, the Company would have incurred an asset tax liability of approximately $15.0 million in 1999.

  Extraordinary loss

     In 1998, fees of $8.3 million, less applicable income tax benefit of $2.8 million, related to the debt that was refinanced in March 1998 are presented as an extraordinary loss in the results of operations.

Preferred stock dividend requirement

     The preferred stock dividend requirement in 1999 of $1.1 million, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued on March 30, 1999.

RESULTS OF OPERATIONS FOR THE PREDECESSOR COMPANY

     This discussion covers the historical financial statements of the FSS business of Telecomm ("the Predecessor Company") for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997.

  REVENUE

     Revenue of the Predecessor Company was $78.2 million and $93.4 million for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively. Revenue included approximately $8.0 million and $28.0 million for the year ended December 31, 1996 and the period January 1, 1997 to November 16, 1997, respectively, related to contracts with Televisa.

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

     Government assessment. As a government agency the Predecessor Company through October 14, 1997, was subject to an assessment by the Mexican government equal to 5.8% of revenue.

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

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. dollars. Capital expenditures, including capitalized interest, were $6.3 million for 1999, as compared to $152.3 million for 1998. Expenditures in 1998 related primarily to the construction and launch of Satmex 5.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, the Company had total debt of $588.0 million. At December 31, 1999, the Company was in compliance with all covenants governing its debt agreements.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At December 31, 1999, the company had cash and cash equivalents of $6.4 million. Satmex used funds from operating cash flow, the sale of preferred stock and the upfront payment on the lease with Loral Skynet to prepay a portion of the Company's debt. In February 2000, the Company amended certain financial covenants in its debt agreements. In connection with these amendments, the Company paid a consent fee to approving lenders and debtholders and agreed to increase the applicable interest rates on the debt by up to 0.75%. The Company believes that its cash flow from operations and the availability of its revolving credit facility will be adequate to service its interest and debt repayment requirements and ensure compliance with the covenants of its debt agreements.

     Cash used and provided. Net cash provided by operating activities for the year ended December 31, 1999 of $15.2 million, consisted primarily of $37.1 million of funds generated by earnings before non-cash items, an increase in deferred revenue -- customers of $7.9 million and a decrease in prepaid insurance of $3.6 million, offset by a decrease in accounts payable and accrued expenses of $31.9 million and an increase in deferred financing costs and other assets of $1.4 million.

     Cash used in investing activities for 1999 was $6.3 million for capital expenditures.

     Cash used in financing activities for the year ended December 31, 1999 was $14.3 million and reflects the repayment of $86.0 million of the Company's senior secured notes offset by the sale of preferred stock of $31.9 million, drawings under the Company's revolving credit facility of $30.0 million and a reduction of $9.8 million in the interest reserve account.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or financial position. The Company is required to adopt SFAS 133, as amended, on January 1, 2001.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in currency exchange rates and change in interest rates. The Company from time to time assesses its exposure and monitors opportunities to manage these risks.

  EXCHANGE RATE RISK

     During 1998 and 1999, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 18.6% and 12.3%, respectively. The Company's major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

  INTEREST RATE RISK

     At December 31, 1999, the fair value, based on quoted market prices, of the Company's fixed rate notes was $240 million. The carrying value of the Company's revolving credit facility and senior secured notes approximates their fair value because their interest rates are based on floating rates. The carrying value of the Company's debt exceeded fair value by $80 million. Market risk on debt is estimated as the potential increase in annual interest expense resulting from a hypothetical one percent increase in interest rates and amounts to $4.9 million.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     The following table presents the directors and executive officers of the Company.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                NAME                                 POSITION                     PERIOD OF SERVICE
                ----                                 --------                     -----------------
Sergio Autrey Maza(1)...............  Chairman of the Board and Director       Since November 1997
Bernard L. Schwartz(1)..............  Director                                 Since November 1997
Lauro Gonzalez-Moreno...............  Chief Executive Officer and Director     Since November 1997
Carlos Autrey Maza..................  Director                                 Since October 1999
Eric J. Zahler......................  Director                                 Since November 1997
Joseph Del Riego....................  Chief Operating Officer                  Since April 1998
Cynthia Pelini......................  Chief Financial Officer                  Since April 1998
Juan Manuel Pinedo..................  Sales Executive Director                 Since January 1999

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

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1999, the aggregate compensation, including bonuses, of the executive officers of the Company paid or accrued in that year for services in all capacities was approximately $1.5 million. During 1999, the Company did not make payments to members of the Board for attendance at Board or committee meetings and the Company did not provide any pension, retirement or similar benefits for directors or executive officers.

     Members of management are eligible for bonuses. For the year ended December 31, 1999, the Company paid $553,000 for bonuses earned in 1998.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Not applicable.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Pursuant to a management services agreement among the Company, Loral and Principia, the Company has agreed to pay a quarterly management fee based on quarterly gross revenue, as defined, of the Company and its subsidiaries as follows: with respect to revenue of less than $25 million, no management fee will be payable, (ii) with respect to revenue in excess of $25 million but less than $32 million, 10% of all revenue in excess of $25 million; and with respect to revenue equal to or in excess of $32 million, 15% of all revenue in excess of $32 million; provided that the management fee will in no event exceed 3.75% of the cumulative gross revenue of the Company and its subsidiaries. The management fee represents compensation paid to Loral and Principia for management services rendered to the Company. For the year ended December 31, 1999, Principia and Loral waived the management fee.

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the year ended December 31, 1999, Loral and the Company reduced the license fee to 1.2%. In 1999, Satmex recorded a license fee expense of $1.3 million.

     The Company is a member of the Loral Global Alliance, whose other members are Loral Skynet and Loral CyberStar, subsidiaries of Loral, and Europe*Star, a joint venture between Loral and Alcatel. The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales force and for cooperative marketing and promotional activities. The Company believes that such arrangements will enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage.

     In connection with the privatization, the Company is required to provide 181 MHz C-band and 181 MHz Ku-band capacity for the Mexican government for national security and certain public purposes at no charge. The Company also operates two L-band transponders (one on each of the Solidaridad satellites) which continued to be owned by the Mexican government. Under the property concession granted by the Mexican government to the Company, the Company pays to the government an annual fee of 7.5% of the value of the property on which the Company's satellite control centers are located.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the

Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. After the issuance of the preferred stock, Servicios holds 70.7% of the outstanding capital stock of Satmex, Loral holds 5.4%, Principia holds 0.3% and the Mexican government holds 23.6%.

     In 1999, Loral Skynet entered into an end-of-life lease with Satmex for three Ku-band transponders on Satmex 5. For the year ended December 31, 1999, Satmex has accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. Quarterly, Loral Skynet will pay Satmex $5,000 per transponder for tracking, telemetry and command services for the life of this agreement. Loral and Principia have agreed to exclude these transactions from the calculation of the management fee and the license fee.

     In 1999, Holdings formed three wholly-owned subsidiaries; Satmex Corportivo, S. de R.L. de C.V., ("Corporate") Satmex Administracion, S. de R.L. de C.V. ("Administration") and Satmex Servicios Tecnicos, S. de R.L. de C.V. ("Technical") (collectively the "Service Companies"). In June 1999, Satmex transferred its management personnel to Corporate and its administrative personnel to Administration. In November 1999, Satmex transferred its union personnel to Technical.

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

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) List of Financial Statements

                                                              PAGE
                                                              ----
SATELITES MEXICANOS, S.A. DE C.V.:
Index To Financial Statements...............................  F-1
Independent Auditors' Report................................  F-2
Report of Independent Accountants...........................  F-3
Balance Sheets as of December 31, 1999 and 1998.............  F-4
Statements of Operations for the years ended December 31,
  1999 and 1998 and the period November 17, 1997 to
  December 31, 1997.........................................  F-5
Statements of Changes in Stockholders' Equity for the years
  ended December 31, 1999 and 1998 and the period November
  17, 1997 to December 31, 1997.............................  F-6
Statements of Cash Flows for the years ended December 31,
  1999 and 1998 and the period November 17, 1997 to
  December 31, 1997.........................................  F-7
Notes to the Financial Statements...........................  F-8
TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE
  (PREDECESSOR COMPANY):
Report of Independent Accountants...........................  F-20
Balance Sheet as of December 31, 1996.......................  F-21
Results of Operations for the year ended December 31, 1996
  and the period January 1, 1997 to November 16, 1997.......  F-22
Statements of Changes in Investment/Equity for the year
  ended December 31, 1996 and the period January 1, 1997 to
  November 16, 1997.........................................  F-23
Statements of Cash Flows for the year ended December 31,
  1996 and the period January 1, 1997 to November 16, 1997..  F-24
Notes to Financial Statements...............................  F-25

     (b) List of Exhibits

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2.1       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V.+
    2.2       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V. (English translation).+
    2.3       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V.+
    2.4       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V. (English
              translation).+
    3.1       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V.+
    3.2       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V. (English translation)+
    4.1       Indenture, dated as of February 2, 1998, between Satelites
              Mexicanos, S.A. de C.V. and The Bank of New York, as
              trustee.+
    4.2       Amended and Restated Credit Agreement among Firmamento
              Mexicano S. de R.L. de C.V., Servicios Corporativos
              Satelitales, S.A. de C.V., Satelites Mexicanos, S.A. de
              C.V., the several Lenders from time to time parties thereto,
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as arrangers, DLJ Capital Funding,
              Inc. and Lehman Commercial Paper Inc., as Syndication
              Agents, and Citibank, N.A., as Administrative Agent, dated as of February 23, 1998.+

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    4.3       Intercreditor and Collateral Trust Agreement among
              Firmamento Mexicano S. de R.L. de C.V., Servicios
              Corporativos Satelitales, S.A. de C.V., Satelites Mexicanos,
              S.A. de C.V., Citibank, N.A., as Administrative Agent,
              Citibank, N.A., as Indenture Trustee, and Citibank, N.A., as
              Collateral Trustee, dated as of February 23, 1998.+
    4.4       Indenture, dated as of March 4, 1998, among, Satelites
              Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano
              S. de R.L. de C.V. and Servicios Corporativos Satelitales,
              S.A. de C.V., as Guarantors, and Citibank, N.A., as
              trustee.+
    4.5       First Amendment, dated as of June 23, 1998, to the Amended and Restated Credit Agreement among Firmamento Mexicano S.
              de R.L. de C.V., Servicios Corporativos Satelitales, S.A. de
              C.V., Satelites Mexicanos, S.A. de C.V., the several Lenders from time to time parties thereto, Donaldson, Lufkin &
              Jenrette Securities Corporation and Lehman Brothers Inc., as
              arrangers, DLJ Capital Funding, Inc. and Lehman Commercial
              Paper Inc., as Syndication Agents, and Citibank, N.A., as
              Administrative Agent, dated as of February 23, 1998.+
    4.6       First Supplemental Indenture, dated as of June 30, 1998,
              Supplemental to Indenture, dated as of March 4, 1998, among,
              Satelites Mexicanos, S.A. de C.V., as the Issuer, Firmamento
              Mexicano S. de R.L. de C.V. and Servicios Corporativos
              Satelitales, S.A. de C.V., as Guarantors, and Citibank,
              N.A., as trustee.+
    4.7       Second Amendment, dated as of February 16, 2000, to the
              Amended and Restated Credit Agreement among Firmamento
              Mexicano S. de R.L. de C.V., Servicios Corporativos
              Satelitales, S.A. de C.V., Satelites Mexicanos, S.A. de
              C.V., the several Lenders from time to time parties thereto,
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as arrangers, DLJ Capital Funding,
              Inc. and Lehman Commercial Paper Inc., as Syndication
              Agents, and Citibank, N.A., as Administrative Agent, dated as of February 23, 1998.*
    4.8       Second Supplemental Indenture, dated as of February 16,
              2000, to Indenture, dated as of March 4, 1998, among,
              Satelites Mexicanos, S.A. de C.V., as the Issuer, Firmamento
              Mexicano S. de R.L. de C.V. and Servicios Corporativos
              Satelitales, S.A. de C.V., as Guarantors, and Citibank,
              N.A., as trustee.*
   10.1       Intentionally omitted.
   10.2       Intentionally omitted.
   10.3       Intentionally omitted.
   10.4       Intentionally omitted.
   10.5       Registration Rights Agreement, dated as of February 2, 1998, by and between Satelites Mexicanos, S.A. de C.V. and
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as Initial Purchasers.+
   10.6       Contract Number TVDP-1191/97 for the Provision of Ongoing
              Service for the Transmission of Restricted Television
              Signals by Satellite, dated September 9, 1997, by and
              between the Decentralized Telecommunications Agency of
              Mexico and Corporacion de Radio y Television del Norte de
              Mexico, S.A. de C.V.+#
   10.7       Contract Number TVDP-1191/97 for the Provision of Ongoing
              Service for the Transmission of Restricted Television
              Signals by Satellite, dated September 9, 1997, by and
              between the Decentralized Telecommunications Agency of
              Mexico and Corporacion de Radio y Television del Norte de
              Mexico, S.A. de C.V. (English translation).+#
   10.8       Modifying Agreement to Contract Number TVDP-007/96 for the
              Provision of Ongoing Service for the Transmission of
              Restricted Television Signals by Satellite, dated September
              9, 1997, by and between the Decentralized Telecommunications
              Agency of Mexico and Corporation de Radio y Television del
              Norte de Mexico, S.A. de C.V.+#

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   10.9       Modifying Agreement to Contract Number TVDP-007/96 for the
              Provision of Ongoing Service for the Transmission of
              Restricted Television Signals by Satellite, dated September
              9, 1997, by and between the Decentralized Telecommunications
              Agency of Mexico and Corporation de Radio y Television del
              Norte de Mexico, S.A. de C.V. (English translation).+#
  10.10       Satellite Concession 116.8 degrees W.L.+
  10.11       Satellite Concession 116.8 degrees W.L. (English
              Translation)+
  10.12       Satellite Concession 113.0 degrees W.L.+
  10.13       Satellite Concession 113.0 degrees W.L. (English
              Translation)+
  10.14       Satellite Concession 109.2 degrees W.L.+
  10.15       Satellite Concession 109.2 degrees W.L. (English
              Translation)+
  10.16       Property Concession+
  10.17       Property Concession (English Translation)+
  10.18       Amended and Restated Membership Agreement, dated as of
              August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma,
              S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.+
     12       Computation of Deficiency of Earnings to Cover Fixed
              Charges*.

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

                                          SATELITES MEXICANOS, S.A. de C.V.

                                          By: /s/ CYNTHIA PELINI
                                            ------------------------------------
                                            Cynthia Pelini
                                            Chief Financial Officer

Date: April 26, 2000

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SATELITES MEXICANOS, S.A. DE C.V.:
Independent Auditors' Report................................  F-2
Report of Independent Accountants...........................  F-3
Balance Sheets as of December 31, 1999 and 1998.............  F-4
Statements of Operations for the years ended December 31,
  1999 and 1998 and the period November 17, 1997 to
  December 31, 1997.........................................  F-5
Statements of Changes in Stockholders' Equity for the years
  ended December 31, 1999 and 1998 and the period
  November 17, 1997 to December 31, 1997....................  F-6
Statements of Cash Flows for the years ended December 31,
  1999 and 1998 and the period November 17, 1997 to
  December 31, 1997.........................................  F-7
Notes to the Financial Statements...........................  F-8
TELECOMUNICACIONES DE MEXICO, FIXED SATELLITE SERVICE
  (PREDECESSOR COMPANY):
Report of Independent Accountants...........................  F-20
Balance Sheet as of December 31, 1996.......................  F-21
Results of Operations for the year ended December 31, 1996
  and the period January 1, 1997 to November 16, 1997.......  F-22
Statements of Changes in Investment/Equity for the year
  ended December 31, 1996 and the period January 1, 1997
  to November 16, 1997......................................  F-23
Statements of Cash Flows for the year ended December 31,
  1996 and the period January 1, 1997 to November 16, 1997..  F-24
Notes to Financial Statements...............................  F-25

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Satelites Mexicanos, S.A. de C.V.

     We have audited the accompanying balance sheet of Satelites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Satelites Mexicanos, S.A. de C.V. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Mexico City, Mexico
February 24, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Satelites Mexicanos, S.A. de C.V.

     In our opinion, the accompanying balance sheet, statements of operations, changes in stockholders' equity and cash flows presents fairly, in all material respects, the financial position of Satelites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 1998 and for the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Mexico City
March 29, 1999

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 1998
                     (Amounts in thousands of U.S. dollars)

                                                                 1999          1998
                                                              ----------    ----------
                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $    6,450    $   11,883
  Interest reserve account..................................                     9,765
  Accounts receivable, net..................................       7,341         7,062
  Due from related parties..................................       2,889         1,954
  Prepaid insurance.........................................      13,069        13,219
                                                              ----------    ----------
          Total current assets..............................      29,749        43,883
Satellites and equipment, net...............................     501,174       557,456
Concessions, net............................................     489,331       502,237
Prepaid insurance, non current..............................      10,031        13,454
Deferred financing costs, net...............................       9,368        12,911
Other assets................................................         460           303
Deferred income tax assets..................................       1,621         7,720
                                                              ----------    ----------
          Total assets......................................  $1,041,734    $1,137,964
                                                              ==========    ==========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $    1,000    $   36,000
  Accounts payable..........................................       3,341         1,496
  Accrued expenses..........................................       3,480        37,218
  Interest payable..........................................      13,500        13,770
  Deferred income tax liabilities...........................       3,387         3,810
  Due to related parties....................................       2,277           822
                                                              ----------    ----------
          Total current liabilities.........................      26,985        93,116
Deferred revenue -- customers...............................       7,878
Deferred revenue -- Mexican government......................      83,335        85,535
Long-term debt..............................................     587,000       608,000
                                                              ----------    ----------
          Total liabilities.................................     705,198       786,651
                                                              ----------    ----------
Commitments and contingencies (Note 9)

Stockholders' equity:
  Common stock..............................................     380,533       379,403
  Preferred stock...........................................      31,886
  Accumulated deficit.......................................     (75,883)      (28,090)
                                                              ----------    ----------
          Total stockholders' equity........................     336,536       351,313
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $1,041,734    $1,137,964
                                                              ==========    ==========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THE PERIOD
                     NOVEMBER 17, 1997 TO DECEMBER 31, 1997
                     (Amounts in thousands of U.S. dollars)

                                                               1999        1998        1997
                                                             --------    --------    --------
Revenue:
  Service revenue..........................................  $110,020    $104,779    $ 12,893
  Sales-type lease.........................................    25,500
                                                             --------    --------    --------
                                                              135,520     104,779      12,893
                                                             --------    --------    --------
Operating expenses:
  Cost of transponders under sales-type lease..............    14,234
  Satellite operations.....................................    17,835      14,946       1,928
  Selling and administrative expenses......................    15,887       8,178         860
  License and management fees..............................     1,266          86         247
  Depreciation expense and amortization of concessions.....    61,310      48,728       5,843
                                                             --------    --------    --------
                                                              110,532      71,938       8,878
                                                             --------    --------    --------
Operating income...........................................    24,988      32,841       4,015
Interest income............................................     1,347       2,604
Interest expense and amortization of deferred financing
  costs....................................................   (67,325)    (52,119)    (14,792)
Net foreign exchange gain (loss)...........................         3        (532)      8,774
                                                             --------    --------    --------
Loss before income taxes, minority interest and
  extraordinary loss.......................................   (40,987)    (17,206)     (2,003)
Deferred income tax provision..............................    (5,676)       (931)     (1,711)
                                                             --------    --------    --------
Loss before minority interest and extraordinary loss.......   (46,663)    (18,137)     (3,714)
Minority interest..........................................                              (726)
Extraordinary loss from extinguishment of debt, net of
  income tax benefit of $2,840.............................                (5,513)
                                                             --------    --------    --------
Net loss...................................................   (46,663)    (23,650)     (4,440)
Preferred stock dividend requirement.......................    (1,130)
                                                             --------    --------    --------
Net loss applicable to common stockholders.................  $(47,793)   $(23,650)   $ (4,440)
                                                             ========    ========    ========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THE PERIOD
                     NOVEMBER 17, 1997 TO DECEMBER 31, 1997
                (Monetary amounts in thousands of U.S. dollars)

                                             COMMON STOCK         PREFERRED STOCK
                                         ---------------------   -----------------   ACCUMULATED
                                           SHARES      AMOUNT    SHARES    AMOUNT      DEFICIT      TOTAL
                                         ----------   --------   -------   -------   -----------   --------
Issuance of capital stock..............   7,500,000   $141,134                                     $141,134
Capital stock contribution of
  Government in exchange for 25% of the
  Company's common stock upon the
  merger...............................   2,500,000    145,425                                      145,425
Effect of push down of additional
  contribution paid to Government by
  shareholders.........................                 85,289                                       85,289
Net loss...............................                                               $ (4,440)      (4,440)
                                         ----------   --------                        --------     --------
Balance December 31, 1997..............  10,000,000    371,848                          (4,440)     367,408
Finalization of fair value of assets
  contributed by the Government upon
  the merger...........................                  7,555                                        7,555
Net loss...............................                                                (23,650)     (23,650)
                                         ----------   --------                        --------     --------
Balance December 31, 1998..............  10,000,000    379,403                         (28,090)     351,313
Issuance of preferred stock............                          606,730   $31,886                   31,886
Net loss...............................                                                (46,663)     (46,663)
Preferred stock dividend requirement...                  1,130                          (1,130)
                                         ----------   --------   -------   -------    --------     --------
Balance December 31, 1999..............  10,000,000   $380,533   606,730   $31,886    $(75,883)    $336,536
                                         ==========   ========   =======   =======    ========     ========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THE PERIOD
                     NOVEMBER 17, 1997 TO DECEMBER 31, 1997
                     (Amounts in thousands of U.S. dollars)

                                                             1999        1998         1997
                                                           --------    ---------    ---------
OPERATING ACTIVITIES
Net loss.................................................  $(46,663)   $ (23,650)   $  (4,440)
Non-cash items:
  Depreciation expense and amortization of concessions...    61,310       48,728        5,843
  Amortization of deferred financing costs...............     4,715        5,423
  Cost of transponders under sales-type lease............    14,234
  Deferred revenue -- Mexican government.................    (2,200)      (2,200)        (265)
  Extraordinary loss.....................................                  5,513
  Deferred income tax provision..........................     5,676          931        1,711
  Minority interest......................................                                 726
Changes in assets and liabilities:
  Accounts receivable....................................      (279)      (2,611)       3,496
  Prepaid insurance......................................     3,573      (18,123)      (8,313)
  Accounts payable and accrued expenses..................   (31,872)      32,769        4,558
  Interest payable.......................................      (270)      13,441
  Due from/to related parties............................       520        1,960
  Deferred revenue -- customers..........................     7,878
  Deferred financing costs and other assets..............    (1,400)     (11,402)     (15,710)
                                                           --------    ---------    ---------
Cash flow provided by (used in) operating activities.....    15,222       50,779      (12,394)
                                                           --------    ---------    ---------
INVESTING ACTIVITIES
Acquisition of satellites and equipment..................    (6,306)    (152,275)      (3,031)
Investment in subsidiary, net of cash acquired of $194...                            (646,565)
                                                           --------    ---------    ---------
Cash flow used in investing activities...................    (6,306)    (152,275)    (649,596)
                                                           --------    ---------    ---------
FINANCING ACTIVITIES
Borrowings under revolving credit facility...............    30,000
Proceeds from issuance of senior secured notes...........                325,000
Proceeds from issuance of fixed rate notes...............                320,000
Repayment of senior secured notes........................   (86,000)      (1,000)
Decrease (increase) in interest reserve account..........     9,765       15,235      (25,000)
Proceeds from bank loans.................................                             627,500
Repayment of bank loans..................................               (570,000)     (57,500)
Capital contributions....................................    31,886                   141,134
                                                           --------    ---------    ---------
Cash flow (used in) provided by financing activities.....   (14,349)      89,235      686,134
                                                           --------    ---------    ---------
Increase (decrease) in cash and cash equivalents.........    (5,433)     (12,261)      24,144
Cash and cash equivalents at beginning of period.........    11,883       24,144
                                                           --------    ---------    ---------
Cash and cash equivalents at end of period...............  $  6,450    $  11,883    $  24,144
                                                           ========    =========    =========
SUPPLEMENTAL DISCLOSURE:
  Interest paid..........................................  $ 61,923    $  49,851    $  10,924
                                                           ========    =========    =========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  (Monetary amounts expressed in U.S. dollars)

 1.  ACTIVITY AND FORMATION OF THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in the United States, Canada and 23 nations and territories in the Latin American region.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain FSS assets and operations of Telecomunicaciones de Mexico, ("Telecomm"), an agency of the government of Mexico. On June 26, 1997, the Mexican government formed Satmex for the purpose of completing the privatization of Telecomm's FSS business. The FSS business was operated by Telecomm through October 14, 1997 and thereafter by Satmex. On October 15, 1997, the Mexican government sold Satmex certain assets of Telecomm, based on historical cost, for $405.0 million plus $63.0 million of value added tax. The assets consisted principally of three in-orbit satellites, one satellite under construction and equipment located at two satellite control facilities.

     Effective October 15, 1997, the Mexican government sold Satmex the rights to three 20-year concession titles (the "Concessions"), to operate in the three orbital slots currently occupied by Satmex's satellites (Solidaridad 1 - 109.2 degrees W.L., Solidaridad 2 - 113.0 degrees W.L. and Satmex 5 - 116.8 degrees W.L.). The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. Additionally, the Company has a fourth concession that includes the right to use the land and buildings on which the satellite control centers are located, for an annual rent equal to 7.5% of appraised value.

     On October 30, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia"), formerly Telefonica Autrey S.A. de C.V. (collectively "the Sponsors"), were awarded the right to acquire 75% of the issued and outstanding capital stock of Satmex for $646.8 million.

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

  THE ACQUISITION

     The Acquisition was made pursuant to the terms of a stock purchase agreement entered into on November 17, 1997 between the Mexican government and Acquisition Sub for a purchase price of $646.8 million payable in two installments. On November 17, 1997, $194.0 million was paid in cash financed by an equity contribution of $141.1 million and $52.5 million obtained through an interim unsecured credit facility. The final installment, including interest, of $466.1 million was paid on December 29, 1997.

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
                                                                     ========

     In connection with the Acquisition, the Company is required to provide the Mexican government, at no charge, approximately 7% of its available transponder capacity for the duration of the Concessions. In 1998, the Company completed its valuation of this obligation and the financial statements reflect $88 million recorded as deferred revenue and an increase in the value of the Concessions by the same amount. This obligation is being recognized over 40 years as an increase in revenues and a corresponding increase in amortization expense. Amortization of deferred revenue for the years ended December 31, 1999 and 1998 was $2.2 million each year and for the period November 17, 1997 to December 31, 1997 was $265,000.

  THE MERGER

     On December 15, 1997, the stockholders of Satmex agreed to merge Acquisition Sub with and into Satmex effective December 29, 1997. The merger between Satmex and Acquisition Sub has been accounted for as a purchase from the Mexican government of its minority interest in Satmex in exchange for a 25% interest in Acquisition Sub and additional consideration in the form of a debt obligation. The minority interest attributable to the Mexican government's 25% interest in Satmex at December 29, 1997 ($146.1 million based on the net book value of Satmex at December 29, 1997), was contributed by the Mexican government in exchange for 25% of the common stock of the Company. In 1998, as a result of the final allocation of the purchase price, the Company determined that the fair value of the net assets contributed by the Mexican government at the Merger exceeded book value by $7.6 million, net of $4.1 million of deferred income taxes.

     The debt obligation was issued by Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), the parent company of Acquisition Sub, in the form of a 6.03% obligation to the Mexican Government (the "Government Obligation") due in seven years. The principal amount of the Government Obligation of $125.1 million was discounted to its estimated fair value of $85.3 million using a 12% interest rate, which the Company believes represented the fair market rate for similar instruments. Affiliates of the Sponsors have pledged their interest in Holdings as collateral for this obligation. Since Servicios owned 100% of the voting shares of the Company at the time the Government Obligation was incurred, the balance sheet reflects the push down of this additional consideration paid by Servicios as a deemed equity contribution and additional value of the Concessions of $129.2 million and the related deferred tax impact of $43.9 million. Servicios will be dependent upon dividends from Satmex to make all or part of the interest and principal payment on the Government Obligation.

     The Company believes that the value associated with the effect of the Merger and the additional consideration paid to the Mexican government approximates the fair value of the 25% interest acquired from the minority interest.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

     The Company's financial statements are presented in U.S. dollars and have been prepared using accounting principles generally accepted in the United States of America.

  Functional currency and translation

     The Company maintains its legal books and records in Mexican pesos. The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. Non-monetary assets and liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical exchange rates.

     The financial statements should not be construed as representations that Mexican pesos have been, could have been or may in the future be converted into U.S. dollars at such rates or any other rates.

     Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

                                                                1999       1998
                                                              --------   --------
Current exchange rate at December 31,.......................  Ps. 9.52   Ps. 9.89
Weighted average exchange rate..............................      9.56       9.09

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

  Satellites and equipment

     Satellites and equipment are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

     The estimated useful lives of the Company's fixed assets are:

Solidaridad 1....................................    14 years
Solidaridad 2....................................  14.5 years
Satmex 5.........................................    15 years
Equipment........................................     9 years
Furniture and fixtures...........................    10 years

     Solidaridad 1 and Solidaridad 2 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of December 12, 1993 and November 11, 1994, respectively. Satmex 5 is being

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

depreciated over 15 years commencing on its in-orbit service date of January 22, 1999. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

     Costs incurred in connection with the construction and successful deployment of the Company's satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 5 was $1.6 million, $20.5 million and $2.9 million for the years ended December 31, 1999 and 1998 and for the period November 17, 1997 to December 31, 1997, respectively.

     Losses from in-orbit satellite failures, net of insurance proceeds, would be recorded in the period the loss occurs.

     Except for the Company's in-orbit satellites, all the Company's long-lived assets are located in Mexico.

  Concessions

     Concessions consist of the following:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1999        1998
                                                         --------    --------
                                                            (IN THOUSANDS)
Balance at beginning of period.........................  $516,207    $550,831
Allocation of purchase price...........................               (34,624)
                                                         --------    --------
                                                          516,207     516,207
Accumulated amortization...............................   (26,876)    (13,970)
                                                         --------    --------
                                                         $489,331    $502,237
                                                         ========    ========

     The Concessions are being amortized over 40 years. Amortization expense was $12.9 million, $12.7 million and $1.3 million for the years ended December 31, 1999 and 1998 and the period November 17, 1997 to December 31, 1997, respectively.

  Deferred financing costs

     Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 1999 and 1998 was $4.7 million and $5.4 million, respectively.

  Valuation of long-lived assets

     The carrying value of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures impairment as the difference between the carrying value and the fair value of the asset.

  Labor benefits, indemnification payments and other benefits plans

     At December 31, 1999 the Company has no obligation for statutory seniority premiums and severance costs because the Company uses external services from affiliated companies to perform its activities. The obligation for seniority premiums at December 31, 1998 was not significant. The Company has no obligation for post-retirement health care insurance or other benefits.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

  Deferred income tax

     The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that are not expected to be realized.

  Revenue recognition

     Satmex provides satellite capacity under service lease agreements for periods ranging from one year to ten years. Some service lease agreements provide for cash advances from customers with reduced rents. Such cash advances are recognized as revenue on a straight-line method over the total lease term.

     In the case of end-of-life leases, in which Satmex collects the total rent in advance and provides no insurance or warranty on the related transponders, Satmex recognizes the total revenue and related cost as sales-type leases. During the year ended December 31, 1999, Satmex recognized revenue of $25.5 million and related undepreciated cost of $14.2 million for the lease of three Ku-band transponders to Loral Skynet which was accounted for as a sale-type lease.

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

     The carrying value of the Company's revolving credit facility and senior secured notes approximate fair value because their interest rates are based on floating rates. At December 31, 1999, the fair value of the Company's fixed rate notes based on quoted market prices was $240 million.

  Foreign exchange forward contracts

     The Company has used foreign exchange forward contracts to hedge the Company's net monetary liabilities in foreign currencies. Gains and losses from the contracts are included in the component "Net foreign exchange gain (loss)" in the Statements of Operations. No such contracts were outstanding at December 31, 1999 and 1998.

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

     Revenue from Grupo Televisa and its subsidiaries ("Televisa") represented 31%, 29% and 43% of service revenue for the years ended December 31, 1999 and 1998 and the period November 17, 1997 to December 31,

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

1997, respectively. Revenue from the Mexican government represented 10% and 5% of service revenue for the years ended December 31, 1999 and 1998, respectively and 40% of service revenue for the period November 17, 1997 to December 31, 1997.

     Approximately 73%, 89% and 95% of the Company's service revenue for the years ended December 31, 1999 and 1998 and for the period November 17, 1997 to December 31, 1997, respectively, was generated from customers in Mexico.

  Value added tax

     The Company collects value added tax based on revenue from its customers. Value added taxes previously paid for the acquisition of assets or operating expenses may be offset against value added tax collected from customers.

  New accounting pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or financial position. The Company is required to adopt SFAS 133, as amended, on January 1, 2001.

  Reclassifications

     Certain reclassifications have been made to conform prior year amounts to the current year's presentation.

3.  ACCOUNTS RECEIVABLE

                                                               DECEMBER 31,
                                                             ----------------
                                                              1999      1998
                                                             ------    ------
                                                              (IN THOUSANDS)
Customers..................................................  $3,870    $5,799
Value added tax recoverable................................   3,139     1,291
Other......................................................   1,174       594
Allowance for uncollectible accounts.......................    (842)     (622)
                                                             ------    ------
                                                             $7,341    $7,062
                                                             ======    ======

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

4.  SATELLITES AND EQUIPMENT

                                                             DECEMBER 31,
                                                         --------------------
                                                           1999        1998
                                                         --------    --------
                                                            (IN THOUSANDS)
Satellites.............................................  $561,362    $340,112
Equipment..............................................    22,059      23,077
Furniture and fixtures.................................     4,394       2,643
Leasehold improvements.................................     2,008       1,784
Construction in progress...............................     3,461
Advances for construction and launch of Satmex 5.......               234,142
                                                         --------    --------
                                                          593,284     601,758
Accumulated depreciation...............................   (92,110)    (44,302)
                                                         --------    --------
                                                         $501,174    $557,456
                                                         ========    ========

     Depreciation expense was $48.4 million, $36.0 million and $4.6 million for the years ended December 31, 1999 and 1998 and the period November 17, 1997 to December 31, 1997, respectively.

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                              DECEMBER 31,
                                                           ------------------
                                                            1999        1998
                                                           ------      ------
                                                             (IN THOUSANDS)
AMOUNTS RECEIVABLE:
Holdings.................................................  $  112      $   61
Servicios................................................     145         101
Principia................................................     470         422
Loral....................................................     335
Mexican government agencies..............................   1,827       1,370
                                                           ------      ------
                                                           $2,889      $1,954
                                                           ======      ======
AMOUNTS PAYABLE:
Loral....................................................  $1,501      $  726
Principia................................................      97          96
Holdings.................................................     679
                                                           ------      ------
                                                           $2,277      $  822
                                                           ======      ======

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     Transactions with related parties are as follows:

  Revenue

     Revenue from related parties, primarily the Mexican government, amounted to $12.1 million, $8.9 million and $7.1 million for the years ended December 31, 1999 and 1998 and the period November 17, 1997 to December 31, 1997, respectively.

     In 1999, the Company entered into an end-of-life lease with Loral Skynet for three Ku-band transponders. Satmex accounted for this lease as a sales-type lease and recorded revenue of $25.5 million.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the year ended December 31, 1998 and the period November 17, 1997 to December 31, 1997, the management fee was $276,000 and $57,000, respectively. For the year ended December 31, 1999, Loral and Principia waived the management fee.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the period November 17, 1997 to December 31, 1997, the fees amounted to $190,000. In 1998 Loral and the Company agreed to delay the commencement of such fees until January 1, 1999, because the intellectual property and related services to which the fees relate were not expected to be implemented until the beginning of 1999, when Satmex 5 was placed in service. Fees accrued in the period November 17, 1997 to December 31, 1997 were reversed in 1998. For the year ended December 31, 1999, Loral agreed to reduce the license fee to 1.2%. In 1999, Satmex recorded a license fee expense of $1.3 million.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings equal to 7.5% of appraised value. For the years ended December 31, 1999 and 1998 the rent expense under this agreement was $253,000 and $262,000, respectively.

     For the year ended December 31, 1998, the Company paid $252,000 to an affiliate of Principia for the rental of office space.

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies a fee equal to 5% of the gross payroll and benefits, excluding payroll taxes. For the year ended December 31, 1999 this fee was $201,000.

  Guarantee arrangements

     In connection with the loan agreements (see Note 6), Holdings and Servicios have provided and continue to provide guarantees on behalf of the Company.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

 6.  LONG-TERM DEBT

                                                             DECEMBER 31,
                                                         --------------------
                                                           1999        1998
                                                         --------    --------
                                                            (IN THOUSANDS)
Senior secured notes (9.26% and 9.03% at December 31,
  1999 and 1998).......................................  $238,000    $324,000
Fixed rate notes.......................................   320,000     320,000
Revolving credit facility (9.62% at December 31,
  1999)................................................    30,000
                                                         --------    --------
Total debt.............................................   588,000     644,000
Less, current maturities...............................     1,000      36,000
                                                         --------    --------
                                                         $587,000    $608,000
                                                         ========    ========

     At December 31, 1999, the Company has a $50 million five year revolving credit facility (the "Credit Facility") which bears interest, at the Company's option, at rates based on margins over LIBOR or the base rate specified in the credit agreement. The Company pays a commitment fee on the unused portion of this facility. The Credit Facility expires December 29, 2002.

     On February 2, 1998, the Company issued $320 million 10.125% fixed rate notes due November 1, 2004 (the "Fixed Rate Notes"). The Fixed Rate Notes are unsecured and rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior debt of the Company, including the Credit Facility and the Senior Secured Notes.

     On March 2, 1998, the Company issued $325 million of senior secured floating rate notes due June 30, 2004 (the "Senior Secured Notes"). The Senior Secured Notes rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior indebtedness of the Company including the Credit Facility and the Fixed Rate Notes. The Senior Secured Notes bear interest, at the Company's option, at rates based on LIBOR or the base rate specified in the credit agreement, are redeemable at the option of the Company and are secured equally and ratably with the Credit Facility by substantially all of the assets of the Company. In addition, the Senior Secured Notes and the Credit Facility are guaranteed by Holdings and Servicios.

     Both the Credit Facility and the Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels and impose limits on the Company's spending for capital expenditures. In addition, the Credit Facility, Senior Secured Notes and the Fixed Rate Notes contain limitations on indebtedness, investments, business combinations and other customary restrictions.

     The Company is required to make quarterly redemption payments on the Senior Secured Notes of $250,000 through March 31, 2004 and a final payment of $234.8 million at maturity. In 1999, in addition to the required redemption payments totaling $1 million, the Company prepaid $84 million of the Senior Secured Notes.

     On January 10, 2000, Satmex solicited from its holders of the Senior Secured Notes and the participants in its Credit Facility for an amendment to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%. On February 16, 2000, this amendment was declared effective.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     In 1998, the Company recorded an extraordinary charge of $8.3 million less an applicable income tax benefit of $2.8 million. The extraordinary charge consisted of the write-off of unamortized financing costs on debt issued at the Acquisition that was refinanced in 1998.

     The aggregate maturities of debt are as follows (in thousands):

2000........................................................  $  1,000
2001........................................................     1,000
2002........................................................    31,000
2003........................................................     1,000
2004........................................................   554,000
                                                              --------
                                                              $588,000
                                                              ========

 7.  STOCKHOLDERS' EQUITY

     At December 31, 1999 and 1998 the Company's issued and outstanding capital stock comprised a fixed and variable portion, with the fixed portion represented by 611,730 shares and 5,000 shares, respectively.

     On March 12, 1999, at an extraordinary general meeting of Satmex's stockholders it was agreed to increase the fixed capital stock by $56.1 million through the issuance of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.016 shares of Series N or Series B common stock on and after February 2, 2005. After the issuance of the preferred stock, Servicios holds 70.7% of the outstanding capital stock of Satmex, Loral holds 5.4%, Principia holds 0.3% and the Mexican government holds 23.6%.

     The issued and outstanding capital stock of the Company consisted of the following:

                                                            DECEMBER 31,
                                                       -----------------------
                       SERIES                             1999         1998
                       ------                          ----------   ----------
A Common stock.......................................   2,601,000    2,601,000
B Common stock.......................................   2,499,000    2,499,000
N Common stock.......................................   4,900,000    4,900,000
C Preferred stock....................................     606,730
                                                       ----------   ----------
                                                       10,606,730   10,000,000
                                                       ==========   ==========

     At December 31, 1999 and 1998 the capital stock and the notional value is as follows:

                                    1999                            1998
                        ----------------------------    ----------------------------
     DESCRIPTION          SHARES          AMOUNT          SHARES          AMOUNT
     -----------        ----------    --------------    ----------    --------------
                                      (IN THOUSANDS)                  (IN THOUSANDS)
Common stock:
  Fixed portion.......       5,000       $      6            5,000       $      6
  Variable portion....   9,995,000        380,527        9,995,000        379,397
                        ----------       --------       ----------       --------
                        10,000,000       $380,533       10,000,000       $379,403
                        ==========       ========       ==========       ========
Preferred stock:
  Fixed portion.......     606,730       $ 31,886
                        ==========       ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     Stockholder's equity except restated capital paid by stockholders and net taxable retained earnings adjusted for inflation in accordance with Mexican tax law, will be subject to a 35% dividend tax in the event of distribution. In addition, all dividends paid to individuals or entities resident abroad will be subject to an additional 7.2% dividend tax. Restatement of capital and net taxable earnings are computed in accordance with certain tax procedures which is approximately the accumulated effect of inflation on both items.

     Series A shares have full voting rights and can only be acquired by Mexican individuals, Mexican corporations or irrevocable trusts. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series B shares have full voting rights and may be acquired by Mexican or foreign investors. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series N shares contain restricted voting and limited corporate rights and may represent up to 80% of the total capital of the Company. These shares may be acquired by Mexican and foreign investors and currently represent variable capital.

 8.  INCOME TAXES

     The income tax provision for the years ended December 31, 1999 and 1998 and the period November 17, 1997 to December 31, 1997 is as follows:

                                                      1999     1998     1997
                                                     ------    ----    ------
                                                          (IN THOUSANDS)
Deferred...........................................  $5,676    $931    $1,711
                                                     ------    ----    ------
Net income tax provision...........................  $5,676    $931    $1,711
                                                     ======    ====    ======

     The deferred income tax provision for the year ended December 31, 1998 included $200,000 for the change to the Mexican statutory rate from 34% to 35% which was signed into law on December 31, 1998 to be effective January 1, 1999.

     The components of the net deferred income tax asset and liability are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1999        1998
                                                         --------    --------
                                                            (IN THOUSANDS)
Tax loss carryforwards.................................  $110,273    $100,335
Deferred revenue.......................................    26,729      23,415
Other, net.............................................       911         332
Satellites and equipment...............................   (72,732)    (78,073)
Concessions............................................   (39,567)    (20,905)
Prepaid insurance......................................    (8,110)     (9,303)
Deferred financing costs...............................    (2,729)     (3,363)
                                                         --------    --------
Subtotal...............................................    14,775      12,438
Less valuation allowance...............................    16,541       8,528
                                                         --------    --------
Net deferred tax asset (liability).....................  $ (1,766)   $  3,910
                                                         ========    ========

     The net deferred income tax asset (liability) is classified as follows:

                                                            1999       1998
                                                           -------    -------
                                                             (IN THOUSANDS)
Current deferred income tax liabilities..................  $(3,387)   $(3,810)
                                                           =======    =======
Long-term deferred income tax assets.....................  $ 1,621    $ 7,720
                                                           =======    =======

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     At December 31, 1999 the Company had tax loss carryforwards of approximately $315.1 million which expire from 2007 to 2008 and credits available against the asset tax of approximately $15 million which expire in 2003. Due to the uncertainties regarding the Company's ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $16.5 million against the deferred tax assets.

     The provision for income taxes, for the years ended December 31, 1999 and 1998 and the period November 17, 1997 to December 31, 1997 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

                                                    1999      1998       1997
                                                  --------   -------    ------
                                                         (IN THOUSANDS)
Tax benefit at Mexican statutory income
  tax rate (35% for 1999 and 1998 and 34% for
  1997).........................................  $(14,345)  $(5,850)   $ (681)
Inflation component and effect of
  remeasurement.................................    12,362      (377)
Non deductible expenses.........................        98        53       134
Valuation allowance.............................     8,013     6,675     1,853
Other...........................................      (452)      430       405
                                                  --------   -------    ------
Net income tax provision........................  $  5,676   $   931    $1,711
                                                  ========   =======    ======

     The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, as defined in the law, less certain liabilities, which is payable to the extent it exceeds amounts due for income taxes. Asset taxes paid may be used to offset future income taxes payable if certain conditions are met. For the year ended December 31, 1999, the Company had no asset-tax liability.

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $107,000. Rent expense under this lease was $1.2 million and $599,000 for the years ended December 31, 1999 and 1998, respectively.

     Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

     Future minimum lease receipts due from customers under non-cancelable operating leases for transponder capacity on satellites in-orbit as of December 31, 1999, are as follows (in thousands):

2000........................................................  $ 80,911
2001........................................................    80,733
2002........................................................    48,424
2003........................................................    43,207
2004........................................................    30,592
Thereafter..................................................    80,475
                                                              --------
                                                              $364,342
                                                              ========

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