Form 20-F
period 2000-12-31
SATELITES MEXICANOS SA DE CV
filed 2001-04-20
CIK 1063131

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

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

 THE NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK AS OF DECEMBER 31, 2000 WAS:

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

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I
Item 3.   KEY INFORMATION.............................................    1
Item 4.   INFORMATION ON THE COMPANY..................................    6
Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................    9
Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................   14
Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   16
Item 8.   FINANCIAL INFORMATION.......................................   18
Item 9.   MARKETS.....................................................   18
Item 10.  ADDITIONAL INFORMATION......................................   18
Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................   29
                                  PART II
Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............   30
Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS....   30
                                  PART IV
Item 18.  FINANCIAL STATEMENTS........................................   30
Item 19.  EXHIBITS....................................................   30

---------------

All other items have been omitted because they are not applicable or are not required.

                                     PART I

ITEM 3.  KEY INFORMATION

                            SELECTED FINANCIAL DATA

     The following table presents selected financial information for Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") for the years ended December 31, 2000, 1999, and 1998 and for the period November 17, 1997 to December 31, 1997 and for the fixed satellite service business of the government of Mexico (the "Predecessor Company") for the period January 1, 1997 to November 16, 1997 and for the year ended December 31, 1996. The information was derived from the audited financial statements of the Company and the Predecessor Company. The audited financial statements were prepared in accordance with accounting principles generally accepted in the United States. The financial information presented below should be read in conjunction with the financial statements of the Company and the Predecessor Company.

                                                   COMPANY                                   PREDECESSOR COMPANY
                              --------------------------------------------------   ---------------------------------------
                                       YEARS ENDED              FOR THE PERIOD
                                       DECEMBER 31,            NOVEMBER 17, 1997     FOR THE PERIOD         YEAR ENDED
                              ------------------------------    TO DECEMBER 31,    JANUARY 1, 1997 TO      DECEMBER 31,
                                2000       1999       1998           1997           NOVEMBER 16, 1997          1996
                              --------   --------   --------   -----------------   -------------------   -----------------
                                                         (AMOUNTS IN MILLIONS OF U.S. DOLLARS)
STATEMENT OF OPERATIONS
  DATA:
  Revenue...................  $  136.4   $  135.5   $  104.8       $   12.9             $   93.4              $ 78.2
  Operating income(1).......      34.3       25.0       32.8            4.0                 39.9                17.6
  Income (loss) before
    income taxes, minority
    interest and
    extraordinary loss(3)...      72.2      (41.0)     (17.2)          (2.0)                39.6                17.8
  Deferred income tax
    provision(1)(3).........     (17.0)      (5.7)      (0.9)          (1.7)                (1.6)
  Income (loss) before
    minority interest and
    extraordinary loss(3)...      55.2      (46.7)     (18.1)          (3.7)                38.0                17.8
  Net income (loss)(3)......      55.2      (46.7)     (23.7)          (4.4)                38.0                17.8
  Net income (loss)
    applicable to common
    stockholders(3).........      53.7      (47.8)     (23.7)          (4.4)                38.0                17.8
OTHER DATA:
  Depreciation and
    amortization............  $   56.7   $   61.3   $   48.7       $    5.8             $   30.9              $ 35.0
  Capital expenditures......       6.7        6.3      152.3            3.0                 65.9                10.6
  Excess (deficiency) of
    earnings to fixed
    charges(2)..............      72.2      (42.5)     (37.7)          (4.9)                 N/A                 N/A
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Total assets..............  $1,123.6   $1,041.7   $1,138.0       $1,035.1                                   $376.8
  Long-term debt............     571.0      587.0      608.0          569.0                                       --
  Telecomm's investment.....        --         --         --             --                                    369.5
  Stockholders' equity(3)...     391.7      336.5      351.3          367.4                                       --

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

(3) On August 29, 2000, Satmex's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 is approximately $103.1 million.

                                 EXCHANGE RATES

     The following table presents the period-end, average, low and high Noon Buying Rate for the purchase and sale of dollars, each expressed in pesos per dollar. The exchange rate translations presented should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated.

                                                                   EXCHANGE RATE(1)
                                                      -------------------------------------------
              YEAR ENDED DECEMBER 31,                 PERIOD END    AVERAGE(2)     LOW
              -----------------------                 ----------    ----------    -----     HIGH
1996................................................      7.88         7.64        7.33      8.05
1997................................................      8.08         7.97        7.72      8.41
1998................................................      9.90         9.24        8.04     10.63
1999................................................      9.48         9.56        9.24     10.60
2000................................................      9.62         9.47        9.18     10.09

------------------------------
(1) Source: Federal Reserve Bank.

(2) Average of month-end rates.

                 CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as "believes", "expects", "plans", "may", "will", "should", or "anticipate" or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below. We undertake no obligation to update any forward-looking statement.

WE ARE HIGHLY LEVERAGED.

     As of December 31, 2000, we had outstanding debt of $572 million. A significant portion of our cash flow is used to service this debt, which in turn affects our ability to pay our other expenses and to fund our expenditures. In 1999, Loral and Principia invested $31.9 million of capital into our company through the purchase of preferred stock. We used the proceeds from this capital contribution to pay down debt in order to ensure compliance with covenants contained in our debt documents. We cannot guarantee that the shareholders will make additional equity contributions in the future.

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

     Covenants contained in the debt documents also limit our management's options for dealing with business issues, including incurring additional debt, making capital expenditures and paying dividends. We cannot be certain that the restrictions contained in those documents will not impair our ability to finance our future operations or capital needs or to engage in other business activities.

WE MAY NOT HAVE SUFFICIENT RESOURCES TO REPAY OUR DEBT OBLIGATIONS.

     Our ability to service our debt obligations will depend on our future performance. At December 31, 2000, we had $237 million of senior secured notes outstanding, which bear interest at a floating rate. These notes require repayment in $250,000 quarterly installments, with the balance due on June 29, 2004. In addition, we have $320 million of 10 1/8% fixed rate notes outstanding, which must be repaid in full on November 1, 2004. At December 31, 2000, we had $15 million outstanding under our $50 million revolving credit facility. Any borrowings under our revolving credit facility must be repaid by December 29, 2002.

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

     Repair of satellites in space is not feasible. Many factors affect the useful lives of satellites. These factors include:

     - fuel consumption;

     - the quality of construction;

     - gradual degradation of solar panels; and

     - the durability of components.

     On August 29, 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time.

     At December 31, 2000, our Solidaridad 2 and Satmex 5 satellites have remaining estimated useful lives of eight and one half and 13 years, respectively. Moreover, Solidaridad 2 was manufactured by Hughes and is similar in design to Solidaridad 1 and to other Hughes satellites which have experienced in-orbit component failures.

     While we have obtained in-orbit insurance for Solidaridad 2 and Satmex 5, a satellite failure may result in a drop in our profits, which loss would not be insured. The in-orbit insurance for Solidaridad 2 expires in November 2002 and the in-orbit insurance for Satmex 5 expires in December 2003. We cannot guarantee that we will be able to renew the insurance at the end of these periods, or that if renewal is available, that it would be on terms acceptable to us. For example, the renewal policy for Solidaridad 2 may not insure against an in-orbit failure due to the loss of the satellite's control processor, the same component that caused the loss of Solidaridad 1 and other Hughes satellites. An uninsured loss would have a material adverse effect on our results of operations and financial condition.

OUR CONTRACTS WITH TELEVISA REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES AND THEY ARE SCHEDULED TO EXPIRE IN DECEMBER 2001.

     Our largest customer is Televisa, which represented approximately 18% of our service revenue in 2000. On April 1, 1999, we signed a new contract with Televisa to renew its lease for 12 Ku-band transponders on Solidaridad 2 through December 2001. During the final three months of the contract, Televisa has an option to extend its contract on Solidaridad 2 for up to an additional 24 months. There can be no assurance that Televisa will exercise this option.

WE HAVE SHORT-TERM CUSTOMER CONTRACTS.

     As of December 31, 2000, approximately 24% of our customer contracts have terms that range from one to three years. Moreover, approximately 56% of our backlog of non-cancelable lease contracts is expected to be realized within the next three years. Our revenue would be hurt if we are unable to find new customers to replace customers whose contracts have expired.

WE COMPETE WITH OTHER COMPANIES FOR CUSTOMERS AND CHANGES IN MEXICAN REGULATIONS MAY RESULT IN NEW COMPETITORS.

     We face competition from other companies, including PanAmSat Corporation and Intelsat. PanAmSat has a fleet of 21 satellites, including eight that serve the Latin American market. Intelsat, an international consortium owned by 140 member countries, has 24 satellites, including ten that cover Latin America. In March 1998, Intelsat spun off six of its satellites to a newly formed company known as New Skies Satellites N.V., which also competes with us. Further, in November 2000, Telesat Canada successfully launched the Anik F1 satellite, which serves all of the Americas. We cannot assure you that we will be able to compete successfully with our competitors. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and impact our ability to service our debt obligations.

     The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding effect on our revenue.

     As land-based telecommunications services expand, demand for our services may be reduced. For example, in the past we have experienced a number of contract cancellations or nonrenewals by customers who switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost and further build-out of this infrastructure could hurt our revenue.

OUR GOVERNMENT CONCESSIONS MAY BE REVOKED UNDER CERTAIN CIRCUMSTANCES.

     The Mexican government has granted to us four concessions, three relating to our use of the orbital slots occupied by our satellites and the fourth relating to our use of the satellite control centers and the related land and buildings on which they are located. The orbital concessions have an initial twenty-year term, expiring in October 2017, and are renewable after that time, subject to certain conditions, for an additional twenty-year term. The property concession has a forty-year term. However, these concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events, including our bankruptcy or liquidation.

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

WE OPERATE PRIMARILY IN MEXICO, WHICH MAY SUBJECT US TO ADDITIONAL RISKS.

     For the year ended December 31, 2000, approximately 53% of our service revenue was from billings to Mexican customers. As a result, our performance and prospects will be affected by the political, social and economic developments in Mexico, including currency fluctuations and inflation. Mexico has in the past experienced economic crises characterized by exchange rate instability, high inflation, high domestic interest rates, negative economic growth and reduced consumer buying power. Should Mexico experience any such economic crisis in the future, we cannot assure you that our results of operations and financial condition would not be affected.

     While the Mexican government does not generally restrict the ability of a person, Mexican or otherwise, to convert pesos to foreign currencies, it has done so in the past when it has experienced shortages in its foreign exchange reserves. We cannot guarantee that this will not happen again in the future. If we were to experience restrictions on our ability to convert pesos into dollars, we would have difficulty servicing our debt obligations, which are denominated in dollars.

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

OUR BUSINESS IS REGULATED, CAUSING UNCERTAINTY AND ADDITIONAL COSTS.

     Our business is regulated by the Mexican authorities. As we expand our service outside of Mexico into other countries in Latin America and the United States, we become subject to regulations in those countries. For example, we need to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses which we need, and so increase our cost of doing business. For example, the concessions granted to us by the Mexican government require that we reserve approximately 7% of our satellite capacity for use by the Mexican government free of charge. Moreover, the concessions are subject to government regulations, which may make modifications or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational and pricing requirements on us, which would hurt our results of operations and financial condition.

     The regulatory process also requires that we negotiate with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere with each other. Because we cannot guarantee the results of negotiations with third parties, "frequency coordination" is an additional source of uncertainty. For example, we had to coordinate our Satmex 5 satellite through the Mexican government with the government of Canada.

THERE ARE POTENTIAL CONFLICTING INTERESTS BETWEEN US AND OUR SHAREHOLDERS.

     Loral and Principia own and have interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet, Loral CyberStar and Loral Skynet do Brasil own or are building satellites, the footprints of which overlap or are planned to overlap with those of our satellites. We have, together with Loral Skynet, Loral CyberStar, Loral Skynet do Brasil and Europe*Star, a joint venture between Loral and Alcatel, adopted a marketing policy that provides for collaboration and cross-selling among the Loral Global Alliance members. If, however, the members of the Loral Global Alliance do not collaborate but rather compete in areas of overlapping capacity, conflicting commercial interests between us and the Loral entities may arise. If Loral Skynet, Loral CyberStar and Loral Skynet do Brasil do not collaborate with us or vice versa under the Loral Global Alliance, Loral Skynet, Loral CyberStar and Loral Skynet do Brasil might compete directly with us for customers.

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

IF SERVICIOS DEFAULTS IN THE PAYMENT OF CERTAIN DEBT OWED TO THE MEXICAN GOVERNMENT, THE MEXICAN GOVERNMENT WOULD GAIN CONTROL OF US.

     Servicios Corporativos Satelitales, S.A. de C.V., which owns 70.71% of our capital stock has issued to the Mexican government a note in the principal amount of $125.1 million, which bears interest at 6.03%, matures in December 2004 and is secured by Loral's and Principia's holdings in Firmamento Mexicano,
S. de R.L. de C.V., our parent company. This obligation is subject to early prepayment under certain circumstances, including upon a failure by Loral and Principia to maintain sufficient collateral to secure Servicio's obligation to the Mexican government. Servicios will depend upon dividends from us to repay this obligation to the Mexican government. We cannot assure you that Servicios will have the resources to repay this obligation when due. If Servicios were to default in the payment of this obligation, the Mexican government would have the right to foreclose upon the Firmamento interests. This would result in the Mexican government gaining control of us.

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

ITEM 4.  INFORMATION ON THE COMPANY

GENERAL

     In November 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia") acquired 75% of the outstanding capital stock of Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") from the government of Mexico. Satmex is the leading provider of fixed satellite services ("FSS") in Mexico and is expanding its services to become a leading provider of fixed satellite services throughout Latin America. The Company provides transponder capacity to customers for distribution of network and cable television programming, DTH (direct-to-home) television service and on-site transmission of live news reports, sporting events and other video feeds. Satmex also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. The Company is also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 29 nations and territories in Latin America. The Company's broadcasting customers include Grupo Televisa, MVS Multivision, Television Azteca and PCTV and its telecommunications services customers include BellSouth, Telmex, Pemex, Cemex and the Mexican subsidiaries of Ford and DaimlerChrysler. Satmex's data and Internet customers include Hughes Network Systems, Verestar and Netsat Express.

     The Company's two satellites (Solidaridad 2 and Satmex 5) are in geostationary orbit at 113 degrees W.L. and 116.8 degrees W.L., respectively, and have a total of 96 36-MHz transponder-equivalents operating in the C- and Ku-band, with an aggregate footprint covering substantially all of the continental United States, the Caribbean as well as all of Latin America, other than certain regions in Brazil. The Company has expanded its sales outside of Mexico through its direct salesforce, its participation in the Loral Global Alliance and, to a lesser extent, its network of agents, distributors and value-added resellers in the Latin American region. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit.

     On August 29, 2000, the Company's Solidaridad 1 satellite, located at 109.2 degrees W. L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 is approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex intends to apply the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service and Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite known as Satmex 6, is scheduled to be launched in January 2003 and is designed to provide broader coverage and higher power levels than any other satellite in the Satmex fleet.

     The Company is a member of the Loral Global Alliance. Through the alliance, the Company can offer its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global geosynchronous satellite services. The other alliance members are Loral Skynet, Loral CyberStar, Loral Skynet do Brasil and Europe*Star, a joint venture between Loral and Alcatel. The members of the alliance currently have ten satellites in orbit with a total of 171 C-band and 273 Ku-band 36-MHz transponder-equivalents.

     The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales force and for cooperative marketing and promotional activities. The Company believes that such arrangements will enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage. For example, when Solidaridad 1 ceased operating, Satmex was able to transfer most of its customers to other satellites in the Loral Global Alliance.

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

CUSTOMERS

     The Company has a broad customer base which includes private and state-owned broadcasting networks, cable television operators, DTH operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. The Company's largest customer is Grupo Televisa and its subsidiaries ("Televisa"). Revenue from Televisa represented 18%, 31% and 29%, of service revenue for the years ended December 31, 2000, 1999 and 1998, respectively. Revenue from the Mexican government represented 7%, 10% and 5% of service revenue for the years ended December 31, 2000, 1999 and 1998, respectively.

     Approximately 53%, 78% and 89% of the Company's service revenue for the years ended December 31, 2000, 1999 and 1998, respectively, were generated from customers in Mexico.

PROPERTY, PLANTS AND EQUIPMENT

     Except for the Company's in-orbit satellites, all of the Company's assets are located in Mexico. The Company's primary satellite control center is located at Iztapalapa, Mexico and the Company's secondary satellite control center is located at Hermosillo, Mexico. These centers, aggregating 31,500 square meters, are designed to ensure that the satellites are correctly positioned and that the satellites are operating within established parameters. The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings.

     Satmex leases office space in Mexico City for its headquarters. The Company believes its facilities are adequate for its present needs.

LEGAL PROCEEDINGS

     Management is not aware of any pending material litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of the Company are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "project," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company owes significant amounts of money. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. The Company undertakes no obligation to update any forward-looking statement.

OVERVIEW

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex is also marketing the use of satellite transmission capacity for new applications, such as connectivity to the Internet backbone via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 29 nations and territories in the Latin American region.

     On November 17, 1997, Loral Space & Communications Ltd. together with its subsidiaries ("Loral") and Principia, S.A. de C.V., ("Principia") acquired 75% of the issued and outstanding stock of Satmex from the government of Mexico for $647 million through Firmamento Mexicano S. de R. L. de C.V. ("Firmamento"). Loral owns 65% of Firmamento and Principia owns 35%. Principia holds 51% of Firmamento's voting interests. The remaining 25% of the capital stock of Satmex was retained by the Mexican government.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2000, Servicios Corporativos Satelitales S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

     In 1999, Loral Skynet entered into an end-of-life lease with Satmex for three Ku-band transponders on Satmex 5. For the year ended December 31, 1999, Satmex has accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. Loral Skynet pays Satmex $5,000 per transponder per quarter for tracking, telemetry and command services for the life of this agreement. Loral and Principia agreed to exclude these transactions from the calculation of the management fee and the license fee in 1999.

     On August 29, 2000, the Company's Solidaridad 1 satellite ceased operation and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 is approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value aded tax. Satmex intends to apply the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service and Satmex has contracted with Space Systems/Loral, Inc. , a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in January 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

2000 COMPARED WITH 1999

  Revenue

     Service revenue for the year ended December 31, 2000 increased $26.4 million to $136.4 million, from $110.0 million for the year ended December 31, 1999, primarily due to higher utilization on Satmex 5. The failure of Solidaridad 1 did not have a significant effect on 2000 revenue because most of its customers were provided with alternative capacity on Satmex 5 or on satellites operated by Loral Skynet. Revenue for 1999 included $25.5 million related to the lease of three transponders with Loral Skynet, which was accounted for as a sales-type lease.

  Operating expenses

     Operating expenses, as described below, were $102.1 million for the year ended December 31, 2000, as compared to $96.3 million for 1999, excluding the cost of the transponders related to the lease with Loral Skynet in 1999.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $20.0 million for 2000, as compared to $17.8 million for 1999. The increase is primarily due to the cost of providing replacement capacity to customers after the failure of Solidaridad 1 of $2.7 million and an increase in salary expense for engineering and operations personnel, offset by a reduction in insurance expense due to the failure of Solidaridad 1.

     Selling and administrative expenses. Selling and administrative expenses for 2000 were $20.3 million, as compared to $15.9 million for 1999. The increase is primarily due to higher compensation cost associated with increased headcount to support increased sales volume.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. Also, Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the year ended December 31, 2000 and 1999 were $5.1 million and $1.3 million, respectively. License and management fees increased due to the Company's increased revenue and the resumption of the management fee in 2000. Loral and Principia waived the management fee in 1999.

     Depreciation and amortization. Depreciation expense for 2000 was $43.8 million as compared to $48.4 million for 1999. The decrease in depreciation expense is due to the write-off of Solidaridad 1 after it ceased operations on August 29, 2000. Amortization expense relating to the concessions amounted to $12.9 million during each period.

  Interest

     Total interest cost was $66.6 million in 2000 as compared to $68.9 million (before deducting $1.6 million of capitalized interest related to the construction and launch of Satmex 5) for 1999. Total interest cost decreased due to lower average outstanding debt during 2000, partially offset by higher interest rates on the Company's variable rate debt.

  Net foreign exchange gain (loss)

     The peso remained relatively stable against the dollar in each year.

  Deferred income tax provision

     The Company recorded a deferred income tax provision of $17.0 million in 2000, which included a provision of $36.7 million on the net gain from the in-orbit failure of Solidaridad 1, as compared to a provision of $5.7 million in 1999.

     The Company is subject to the greater of an income tax at 35% of taxable income or an asset tax at 1.8% on the average of assets less certain liabilities. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. The Company expects that this ruling will have a favorable effect to reduce its asset tax in the future.

     Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2000 the Company had tax loss carryforwards of approximately $460 million which expire from 2008 to 2010 and tax credits available against the asset tax of approximately $46 million which expire in 2003. Without these credits, the Company would have incurred an asset tax liability of approximately $4.3 million in 2000.

  Preferred stock dividend requirement

     The preferred stock dividend requirement of $1.5 million and $1.1 million in 2000 and 1999, respectively, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

1999 COMPARED WITH 1998

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

     At December 31, 1999 the Company had tax loss carryforwards of approximately $315 million which expire in 2008 and tax credits available against the asset tax of approximately $46 million which expire in 2003. Without these credits, the Company would have incurred an asset tax liability of approximately $4.5 million in 1999.

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

INFLATION

     During 1998, 1999 and 2000, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 18.6%, 12.3% and 9.0%, respectively. The Company's major expenditures, including capital expenses and satellite insurance, will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. dollars. Capital expenditures were $6.7 million for 2000, as compared to $6.3 million for 1999. Expenditures in 2000 related primarily to equipment at the Company's satellite control facilities. The Company expects capital expenditures to increase significantly in the next two years due to the construction of Satmex 6.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2000, the Company had total debt of $572 million. At December 31, 2000, the Company was in compliance with all covenants governing its debt agreements.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At December 31, 2000, the company had cash and cash equivalents of $24.6 million. In February 2000, the Company amended certain financial covenants in its debt agreements. In connection with these amendments, the Company paid a consent fee to approving lenders and debtholders and agreed to increase the applicable interest rates on the debt by up to 0.75%. The Company believes that its cash flow from operations and the availability of its revolving credit facility will be adequate to service its interest and debt repayment requirements and ensure compliance with the covenants of its debt agreements. Further, the Company believes that the net insurance proceeds from the failure of Solidaridad 1 and cash flow from operations will be sufficient to fund the on-orbit delivery of Satmex 6.

     Cash used and provided. Net cash provided by operating activities for the year ended December 31, 2000 of $40.8 million consisted primarily of $25.7 million of funds generated by earnings before non-cash items, a decrease in prepaid insurance of $7.6 million, an increase in accounts payable and accrued expenses of $3.6 million, an increase in interest payable of $1.1 million and an increase in amounts due to related parties of $8.0 million offset by a decrease in deferred revenue -- customers of $3.9 million and an increase in accounts receivable and deferred financing costs and other assets of $1.3 million.

     Cash used in investing activities for 2000 was $6.7 million for capital expenditures.

     Cash used in financing activities for the year ended December 31, 2000 was $16 million and reflects the repayment of $1 million of the Company's senior secured notes and repayment of borrowings under the Company's revolving credit facility of $15 million.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has completed its review of the impact that the adoption of SFAS 133 will have and, based on its evaluation the adoption of SFAS 133, as amended, on January 1, 2001 did not have a significant effect on its earnings or financial position.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

             NAME                               POSITION                  AGE      PERIOD OF SERVICE
             ----                               --------                  ---      -----------------
Sergio Autrey Maza(1)..........  Chairman of the Board and Director       49    Since November 1997
Bernard L. Schwartz(1).........  Director                                 75    Since November 1997
Carlos Autrey Maza.............  Director                                 55    Since October 1999
Eric J. Zahler.................  Director                                 50    Since November 1997
Lauro Gonzalez-Moreno..........  Chief Executive Officer and Director     39    Since November 1997
Cynthia Pelini.................  Executive Vice President and Chief       46    Since April 1998
                                 Financial Officer
Juan Manuel Pinedo.............  Executive Vice President of Sales,       36    Since April 1998
                                 Marketing and Operations

------------------------------
(1) Member of the Executive Committee.

     The Board of Directors of the Company is chaired by Mr. Sergio Autrey Maza and pursuant to an agreement between Loral and Principia currently consists of three Principia directors and two Loral directors. Sergio Autrey Maza and Carlos Autrey Maza are brothers.

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

     Loral has the right to appoint a Chief Operating Officer of the Company who would be responsible for the day to day management and operations of the Company, subject to approval from Principia, which approval cannot be unreasonably withheld.

     All other executive officers have been and will be appointed by the mutual consent of Loral and Principia.

     Sergio Autrey has been the Chairman of the Board and a director of Satmex since November 1997 and is the Chairman of the Board of Principia and Globalstar de Mexico, a satellite telephony service provider. He is also a member of the board of Parabola, and Grupo Editorial Notmusa, Mexican publishing companies; and Beta San Miguel, a sugar production company.

     Mr. Schwartz has been a director of Satmex since November 1997. Mr. Schwartz is Chairman of the Board and Chief Executive Officer of Loral. He is a member of the General Partners' Committee and Chief Executive Officer of Globalstar, L.P.

     Carlos Autrey has been a director of Satmex since October 1999 and is a member of the board of Globalstar de Mexico and Principia. He is also a member of the board of Grupo Financiero Inverlat, a Mexican financial institution, SanLuis Corporacion, a Mexican conglomerate, Grupo Herdez, Mexico's largest canned foods company, and Beta San Miguel.

     Mr. Zahler has been a director of Satmex since November 1997. Mr. Zahler is the President and Chief Operating Officer of Loral.

     Lauro Gonzalez has been a director and the Chief Executive Officer of Satmex since November 1997. Mr. Gonzalez is the Chief Executive Officer of Globalstar de Mexico, and Principia. Mr. Gonzalez was an engagement manager at McKinsey & Company in Mexico and Brazil.

     Cynthia Pelini has been the Chief Financial Officer of Satmex since April 1998 and Executive Vice President of Finance and Administration since December 2000. Prior to that, she was Vice President of Investor Relations at Grupo Iusacell, a Mexican cellular communications company from 1996 to 1998. Ms. Pelini was Director of Banking Relations for Grupo Televisa from 1995 to 1996, Director of Financial Planning, Capital Markets and Investor Relations for Grupo Dina, a Mexican transportation manufacturer, from 1992 to 1995, and Corporate Treasurer of SanLuis Corporacion from 1989 to 1992. From 1976 through 1989, she worked in international banking assignments for both Chase Bank and Bankers Trust.

     Juan Manuel Pinedo has been the Executive Vice President of Sales and Operations of Satmex since December 2000. Mr. Pinedo joined Satmex in April 1998 and was the Executive Director of Business Development until January 1999, when he was named Executive Director of Sales and Marketing. From 1992 to 1998, Mr. Pinedo was a senior consultant and engagement manager for McKinsey & Company. From 1987 to 1992, Mr. Pinedo was an engagement manager for Andersen Consulting.

                                  COMPENSATION

     For the year ended December 31, 2000, the aggregate compensation, including bonuses, of the executive officers of the Company paid or accrued in that year for services in all capacities was approximately $2.1 million. During 2000, the Company did not make payments to members of the Board for attendance at Board or committee meetings and the Company did not provide any pension, retirement or similar benefits for directors or executive officers.

     Members of management are eligible for bonuses. For the year ended December 31, 2000, the Company paid $1.5 million for bonuses earned in 1999.

                                   EMPLOYEES

     As of December 31, 2000, the Company had 226 full-time employees of which 59 are members of a labor union. The Company believes its relation with its union employees is satisfactory.

                                SHARE OWNERSHIP

     As of December 31, 2000, the share ownership of Satmex is as follows:

                                                                SHARES     PERCENTAGE
                                                              ----------   ----------
Servicios Corporativos Satelitales, S.A. de C.V.............   7,500,000      70.71
Mexican government..........................................   2,500,000      23.57
Loral.......................................................     473,449       4.46
Principia...................................................     133,281       1.26
                                                              ----------   ----------
                                                              10,606,730     100.00%
                                                              ==========   ==========

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

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

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2000, Servicios holds 70.71% of the outstanding capital stock of the Company, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

     The Mexican government holds its 23.57% interest in Satmex through Class N shares. The Class N shares have limited voting rights and may vote only with respect to the following matters; extension of the Company's term, merger, conversion or anticipated dissolution of the Company, amendment to the Company's corporate purpose, change to the Company's nationality or cancellation of the Company's registration in the Securities Section of the National Registry of Securities and Intermediaries or in any Mexican or foreign stock exchange.

                           RELATED PARTY TRANSACTIONS

     Pursuant to a management services agreement among the Company, Loral and Principia, the Company has agreed to pay a quarterly management fee based on quarterly gross revenue, as defined, of the Company and its subsidiaries as follows: with respect to revenue of less than $25 million, no management fee will be payable, (ii) with respect to revenue in excess of $25 million but less than $32 million, 10% of all revenue in excess of $25 million; and with respect to revenue equal to or in excess of $32 million, 15% of all revenue in excess of $32 million; provided that the management fee will in no event exceed 3.75% of the cumulative gross revenue of the Company and its subsidiaries. The management fee represents compensation paid to Loral and Principia for management services rendered to the Company. For the year ended December 31, 1999, Principia and Loral waived the management fee. For the year ended December 31, 2000, the management fee was $3.2 million.

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the year ended December 31, 1999, Loral and the Company reduced the license fee to 1.2%. In 2000 and 1999, Satmex recorded a license fee expense of $1.9 million and $1.3 million, respectively.

     The Company is a member of the Loral Global Alliance, whose other members are Loral Skynet, Loral CyberStar, and Loral Skynet do Brasil, subsidiaries of Loral, and Europe*Star, a joint venture between Loral and Alcatel. The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales force and for cooperative marketing and promotional activities. The Company believes that such arrangements will enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage.

     In connection with the privatization, the Company is required to provide 181 MHz C-band and 181 MHz Ku-band capacity for the Mexican government for national security and certain public purposes at no charge. After the Solidaridad 1 failure the capacity provided to the government is 130 MHz C-band and 105 MHz Ku-band. The Company also operates one L-band transponder (on the Solidaridad 2 satellite) which continues to be owned by the Mexican government. Under the property concession granted by the Mexican government to the Company, the Company pays to the government an annual fee of 7.5% of the value of the property on which the Company's satellite control centers are located.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2000, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

     In 1999, Loral Skynet entered into an end-of-life lease with Satmex for three Ku-band transponders on Satmex 5. For the year ended December 31, 1999, Satmex has accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. Loral Skynet pays Satmex $5,000 per transponder per quarter for tracking, telemetry and command services for the life of this agreement. Loral and Principia have agreed to exclude these transactions from the calculation of the management fee and the license fee.

     In 1999, Firmamento formed three wholly-owned subsidiaries; Satmex Corporativo, S. de R.L. de C.V., ("Corporate") Satmex Administracion, S. de R.L. de C.V. ("Administration") and Satmex Servicios Tecnicos, S. de R.L. de C.V. ("Technical") (collectively the "Service Companies"). In June 1999, Satmex transferred its management personnel to Corporate and its administrative personnel to Administration. In November 1999, Satmex transferred its union personnel to Technical. Satmex pays these companies a fee of approximately 8% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2000 and 1999 this fee was $923,000 and $201,000, respectively.

     Service revenue from related parties, primarily the Mexican government, amounted to $13.8 million, $14.3 million and $11.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral to build the replacement satellite for Solidaridad 1.

ITEM 8.  FINANCIAL INFORMATION

     See Item 18 for a list of all financial statements filed as part of this Form 20-F.

ITEM 9.  MARKETS

     The Company's capital stock is not publicly traded. The Company's 10 1/8% Series B Senior Notes are not listed on any securities exchange.

ITEM 10.  ADDITIONAL INFORMATION

                           ARTICLES OF INCORPORATION

     We hereby incorporate by reference the description of our Articles of Incorporation set forth in our Registration Statement on Form S-4 dated November 9, 1998.

                               MATERIAL CONTRACTS

     See "Item 4-Information on the Company", "Item 5-Operating and Financial Review and Prospects" and "Item 7-Major Shareholders and Related Party Transactions" for a description of our material contracts.

                               EXCHANGE CONTROLS

     The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. In addition, while all of the Company's customer contracts are dollar denominated, the Company is required to accept payment from its customers in pesos at the current exchange rate on the date of payment. If the Company were unable to exchange such pesos into dollars or were unable to obtain sufficient dollars, it would have difficulty meeting its U.S. dollar payment obligations. The effect of any such exchange control measures adopted by the Mexican government on the Mexican economy cannot be accurately predicted.

                                    TAXATION

     The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the 10 1/8% Series B Senior Notes (the "Senior Notes"). This summary is based on the tax laws in force as of January 1, 2001 and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the United States.

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

     Pursuant to an amendment to the Income Tax Law, payments of interest made by the Company to Foreign Holders with respect to the Senior Notes will be subject to withholding taxes imposed at a reduced rate of 4.9%, so long as i) the Senior Notes are registered with the Special Section of the Registry, ii) the company files with the Ministry of Finance the information required pursuant general rules issued by the Secretaria de Hacienda y Credito Publico (the Ministry of Finance).

     This reduced rate only applies if no party related to the Company (as such term is defined under the Income Tax Law provision) directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment.

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

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, payments of interest and the proceeds of a sale, redemption or other disposition of the Senior Notes payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a rate of 31% may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its federal income tax returns. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as credit against such holder's U.S. federal income tax liability, provided that the required information is provided to the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

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

     Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. The Mexican Federal Telecommunications Commission (COFETEL) is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. The Mexican Telecommunications Commission's duties include, among other things: issuing administrative regulations relating to telecommunications; recommending amendments to existing laws and rules; making recommendations to SCT on applications for the grant, modification, renewal, transfer and revocation of concessions and permits; administering the radio frequency spectrum; promoting and overseeing interconnection of equipment and public telecommunications networks; registering tariffs for telecommunications services and establishing specific obligations relating to tariffs, quality of service and provision of information by carriers with substantial market power; and ensuring carriers comply with the obligations set forth in concessions and permits.

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

     As part of the Orbital Concessions, the Company is required to allocate 181 MHz C-band and 181MHz Ku-band to the Mexican government, free of charge, for national security and certain public purposes. In addition, the Company is required to operate two L-band transponders (one on each of the Solidaridad satellites), which will continue to be owned by the Mexican government. After the Solidaridad 1 failure, the capacity to be provided to the Government is 130 MHz C-band and 105 MHz Ku-band and one L-band transponder.

     Under the Orbital Concessions, the Company is required to: (i) carry out research and development in Mexico, (ii) preferentially staff the control centers with Mexican nationals, and (iii) maintain satellite service continuously and efficiently. As security for the performance by the Company of its obligations under each Orbital Concession, the Company was required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At December 31, 2000, the adjusted amount was approximately 14.6 million pesos per Orbital Concession. Under the terms of the surety bond, the Company has paid to Fianzas Monterrey Aetna, a surety, a premium of 87,000 pesos per Orbital Concession, and the surety has agreed to pay to the Federal Treasury of Mexico, in the event the Company breaches the terms of the Orbital Concessions, a sum of 14.6 million pesos per Orbital Concession. The Orbital Concessions were finalized and published in the Official Gazette on December 30, 1997.

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

  RECIPROCITY AGREEMENT BETWEEN CANADA AND MEXICO

     In April 1999, Mexico and Canada signed an agreement similar to the agreement between Mexico and the United States. As of December 31, 2000, the protocols between Canada and Mexico had not been signed.

  ARGENTINE AGREEMENT

     In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain DTH-FSS, BSS and other FSS signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the International Telecommunications Union (the "ITU") as a base, sets forth the terms and conditions for the technical coordination of each party's satellite systems. The parties further agreed to cooperate in assuring compliance with each party's applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000, but will not be implemented until the mutual exchange of diplomatic notes and the execution of a more detailed protocol.

  ANDESAT AGREEMENT

     On October 24, 1997, Mexico and Member Countries of the Andean Community of Nations (the "Andean Community") entered into a five year agreement regarding coordination between the Mexican satellite system and the Simon Bolivar Andean satellite system, which was amended on March 1, 1999 (the "ANDESAT Agreement").

     Under the ANDESAT Agreement, Satmex has agreed to provide the Andean Community satellite capacity until January 2003 at certain preferred rates. As of December 31, 2000, the Andean Community has the right to use, at no charge, one and one quarter transponders. Subject to certain conditions, ANDESAT has the first purchase option of up to eight transponders for DTH service on Satmex 5 at a price to be agreed upon by the parties and/or the parties reaching a shared utility agreement. If requested, Satmex will provide up to 600 hours of technical assistance at no charge for the design, construction and launch of the Simon Bolivar satellite system. As of December 31, 2000, Satmex has not provided any technical assistance for the Simon Bolivar satellite system. In addition, if requested, Satmex will provide, subject to availability, backup satellite capacity for the first Simon Bolivar satellite.

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

GOVERNMENT AND SUPRA-GOVERNMENTAL REGULATION

  FCC REGULATION OF SATELLITE SERVICES AND FOREIGN OWNERSHIP OF FCC LICENSES

     The U.S. satellite and telecommunications industries are highly regulated. In addition to the international accords and protocols discussed above, the Federal Communications Commission (the "FCC") regulates satellite providers operating in the U.S. as well as the provision of satellite services, generally. The FCC currently regulates access to the U.S. market by non-U.S. licensed satellite systems.

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

     In determining the effect on competition, the order in DISCO II establishes a presumption that competition will be promoted, and, therefore, that no effective competitive opportunities ("ECO") test is required, in evaluating whether to permit satellites licensed by WTO member countries (including affiliates of INTELSAT and Inmarsat licensed by WTO members and providing covered services) to provide services covered by the U.S. schedule of commitments under the World Trade Organization Agreement on Basic Telecommunications (the "WTO Basic Telecom Agreement"). Except that if Comsat Corporation seeks to provide domestic services, it will be required to make an appropriate waiver of immunity from suit and demonstrate that the service will enhance competition in the U.S. market. For requests to serve the U.S. market by satellite operators from non-WTO member countries, the FCC will examine the effective competitive opportunities in the foreign markets for U.S. satellite operators to determine if the non-U.S. satellite satisfies the competition component of the public interest analysis.

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

     Once operational, a non-U.S. licensed satellite system serving the U.S. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The DISCO II process provides that in order for non-U.S. satellite operators to bring before the FCC their requests to serve the U.S. they may (i) participate in a U.S. space station processing round, or (ii) have a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite or (iii) apply to be listed on the "Premitted Space Station List" of non-U.S. licensed satellites that any U.S.-authorized earth station with an "ALSAT" designation may communicate with, subject to any condition the FCC may impose. The FCC does not require space stations licensed by another country or administration to obtain separate and duplicative U.S. space station licenses, but the FCC does require compliance with the same technical requirements it imposes on U.S. satellites.

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

     On December 14, 1999, Satmex requested that the FCC include Satmex's satellites in the United States Permitted Space Station List. This request was approved by the FCC on October 30, 2000, and Satmex's satellites communicate with earth stations and customers in the United States.

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

     The process is ultimately subject to enforcement by national regulatory authorities acting pursuant to international treaty obligations. The ITU has limited power to enforce or police its rules; it relies on the goodwill and cooperation of the individual members.

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

     The Satmex 5 request for coordination was published by the ITU on June 24, 1997. The Company has favorably concluded coordination discussions with the government of Canada regarding Satmex 5 and is able to provide service in Canada.

     The Company has held preliminary discussions with Canada regarding coordination of the replacement satellite for Solidaridad 1, which will be located at 109.2(o)WL.

  INTELSAT CONSULTATION

     INTELSAT is an international organization that owns and operates satellite systems. Article XIV of the international agreement creating INTELSAT requires signatories to the agreement, such as Mexico, to consult with INTELSAT prior to establishing, acquiring or utilizing space segment facilities or satellites other than INTELSAT to meet their domestic or international public telecommunications services requirements. The Mexican government as a signatory must complete the consultation process with INTELSAT for each new satellite or modifications to existing satellites to ensure that any such satellite or modification will not cause INTELSAT technical harm arising from signal interference. The Mexican government has completed the consultation process for Solidaridad 2 and Satmex 5.

     The Company will request that the Mexican Government initiate the consultation process during 2001 for the replacement satellite for Solidaridad 1.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in currency exchange rates and change in interest rates. The Company from time to time assesses its exposure and monitors opportunities to manage these risks.

  EXCHANGE RATE RISK

     During 1999 and 2000, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 12.3% and 9.0%, respectively. The Company's major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

  INTEREST RATE RISK

     At December 31, 2000, the fair value, based on quoted market prices, of the Company's fixed rate notes was approximately $203 million. The carrying value of the Company's revolving credit facility and senior secured notes approximates their fair value because their interest rates are based on floating rates. The carrying value of the Company's debt exceeded fair value by $117 million. Market risk on debt is estimated as the potential increase in annual interest expense resulting from a hypothetical one percent increase in interest rates and amounts to $2.5 million.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     Not applicable.

                                    PART IV

ITEM 18.  FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Index To Financial Statements...............................  F-1
Independent Auditors' Report................................  F-2
Report of Independent Accountants...........................  F-3
Balance Sheets as of December 31, 2000 and 1999.............  F-4
Statements of Operations for the years ended December 31,
  2000, 1999 and 1998.......................................  F-5
Statements of Changes in Stockholders' Equity for the years
  ended December 31, 2000, 1999 and 1998....................  F-6
Statements of Cash Flows for the years ended December 31,
  2000, 1999 and 1998.......................................  F-7
Notes to the Financial Statements...........................  F-8

ITEM 19.  EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2.1       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V.+
    2.2       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V. (English translation).+

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2.3       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V.+
    2.4       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V. (English
              translation).+
    3.1       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V.+
    3.2       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V. (English translation)+
    4.1       Indenture, dated as of February 2, 1998, between Satelites
              Mexicanos, S.A. de C.V. and The Bank of New York, as
              trustee.+
    4.2       Amended and Restated Credit Agreement among Firmamento
              Mexicano S. de R.L. de C.V., Servicios Corporativos
              Satelitales, S.A. de C.V., Satelites Mexicanos, S.A. de
              C.V., the several Lenders from time to time parties thereto,
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as arrangers, DLJ Capital Funding,
              Inc. and Lehman Commercial Paper Inc., as Syndication
              Agents, and Citibank, N.A., as Administrative Agent, dated as of February 23, 1998.+
    4.3       Intercreditor and Collateral Trust Agreement among
              Firmamento Mexicano S. de R.L. de C.V., Servicios
              Corporativos Satelitales, S.A. de C.V., Satelites Mexicanos,
              S.A. de C.V., Citibank, N.A., as Administrative Agent,
              Citibank, N.A., as Indenture Trustee, and Citibank, N.A., as
              Collateral Trustee, dated as of February 23, 1998.+
    4.4       Indenture, dated as of March 4, 1998, among, Satelites
              Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano
              S. de R.L. de C.V. and Servicios Corporativos Satelitales,
              S.A. de C.V., as Guarantors, and Citibank, N.A., as
              trustee.+
    4.5       First Amendment, dated as of June 23, 1998, to the Amended and Restated Credit Agreement among Firmamento Mexicano S.
              de R.L. de C.V., Servicios Corporativos Satelitales, S.A. de
              C.V., Satelites Mexicanos, S.A. de C.V., the several Lenders from time to time parties thereto, Donaldson, Lufkin &
              Jenrette Securities Corporation and Lehman Brothers Inc., as
              arrangers, DLJ Capital Funding, Inc. and Lehman Commercial
              Paper Inc., as Syndication Agents, and Citibank, N.A., as
              Administrative Agent, dated as of February 23, 1998.+
    4.6       First Supplemental Indenture, dated as of June 30, 1998,
              Supplemental to Indenture, dated as of March 4, 1998, among,
              Satelites Mexicanos, S.A. de C.V., as the Issuer, Firmamento
              Mexicano S. de R.L. de C.V. and Servicios Corporativos
              Satelitales, S.A. de C.V., as Guarantors, and Citibank,
              N.A., as trustee.+
    4.7       Second Amendment, dated as of February 16, 2000, to the
              Amended and Restated Credit Agreement among Firmamento
              Mexicano S. de R.L. de C.V., Servicios Corporativos
              Satelitales, S.A. de C.V., Satelites Mexicanos, S.A. de
              C.V., the several Lenders from time to time parties thereto,
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as arrangers, DLJ Capital Funding,
              Inc. and Lehman Commercial Paper Inc., as Syndication
              Agents, and Citibank, N.A., as Administrative Agent, dated as of February 23, 1998.++
    4.8       Second Supplemental Indenture, dated as of February 16,
              2000, to Indenture, dated as of March 4, 1998, among,
              Satelites Mexicanos, S.A. de C.V., as the Issuer, Firmamento
              Mexicano S. de R.L. de C.V. and Servicios Corporativos
              Satelitales, S.A. de C.V., as Guarantors, and Citibank,
              N.A., as trustee.++
   10.1       Intentionally omitted.
   10.2       Intentionally omitted.
   10.3       Intentionally omitted.
   10.4       Intentionally omitted.
   10.5       Registration Rights Agreement, dated as of February 2, 1998, by and between Satelites Mexicanos, S.A. de C.V. and
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as Initial Purchasers.+
   10.6       Contract Number TVDP-1191/97 for the Provision of Ongoing
              Service for the Transmission of Restricted Television
              Signals by Satellite, dated September 9, 1997, by and
              between the Decentralized Telecommunications Agency of
              Mexico and Corporacion de Radio y Television del Norte de
              Mexico, S.A. de C.V.+#

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   10.7       Contract Number TVDP-1191/97 for the Provision of Ongoing
              Service for the Transmission of Restricted Television
              Signals by Satellite, dated September 9, 1997, by and
              between the Decentralized Telecommunications Agency of
              Mexico and Corporacion de Radio y Television del Norte de
              Mexico, S.A. de C.V. (English translation).+#
   10.8       Modifying Agreement to Contract Number TVDP-007/96 for the
              Provision of Ongoing Service for the Transmission of
              Restricted Television Signals by Satellite, dated September
              9, 1997, by and between the Decentralized Telecommunications
              Agency of Mexico and Corporation de Radio y Television del
              Norte de Mexico, S.A. de C.V.+#
   10.9       Modifying Agreement to Contract Number TVDP-007/96 for the
              Provision of Ongoing Service for the Transmission of
              Restricted Television Signals by Satellite, dated September
              9, 1997, by and between the Decentralized Telecommunications
              Agency of Mexico and Corporation de Radio y Television del
              Norte de Mexico, S.A. de C.V. (English translation).+#
  10.10       Satellite Concession 116.8 degrees W.L.+
  10.11       Satellite Concession 116.8 degrees W.L. (English
              Translation)+
  10.12       Satellite Concession 113.0 degrees W.L.+
  10.13       Satellite Concession 113.0 degrees W.L. (English
              Translation)+
  10.14       Satellite Concession 109.2 degrees W.L.+
  10.15       Satellite Concession 109.2 degrees W.L. (English
              Translation)+
  10.16       Property Concession+
  10.17       Property Concession (English Translation)+
  10.18       Amended and Restated Membership Agreement, dated as of
              August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma,
              S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.+
     12       Computation of Excess (Deficiency) of Earnings to Cover
              Fixed Charges*.

------------------------------
 # Portions of Exhibit omitted pursuant to an application for confidential treatment.
 + Incorporated by reference from registrant's Registration Statement on Form
   S-4 filed on November 9, 1998 (File No. 333-8880).
++ Incorporated by reference from the registrant's Annual Report on Form 20-F for the year ended December 31, 1999.
 * Filed herewith.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SATELITES MEXICANOS, S.A. de C.V.

                                          By: CYNTHIA PELINI
                                            ------------------------------------
                                            Cynthia Pelini
                                            Chief Financial Officer

Date: April 19, 2001

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Report of Independent Accountants...........................  F-3
Balance Sheets as of December 31, 2000 and 1999.............  F-4
Statements of Operations for the years ended December 31,
  2000, 1999 and 1998.......................................  F-5
Statements of Changes in Stockholders' Equity for the years
  ended December 31, 2000, 1999 and 1998....................  F-6
Statements of Cash Flows for the years ended December 31,
  2000, 1999 and 1998.......................................  F-7
Notes to the Financial Statements...........................  F-8

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Satelites Mexicanos, S.A. de C.V.

     We have audited the accompanying balance sheets of Satelites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Satelites Mexicanos, S.A. de C.V. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Mexico City, Mexico
January 15, 2001
(January 26, 2001 as to Note 1)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Satelites Mexicanos, S.A. de C.V.

     In our opinion, the accompanying statements of operations, changes in stockholders' equity and cash flows presents fairly, in all material respects, the results of operations and cash flows of Satelites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion. We have not audited the financial statements of Satelites Mexicanos, S.A. de C.V. for any period subsequent to December 31, 1998.

PricewaterhouseCoopers
Mexico City
March 29, 1999

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999
                     (Amounts in thousands of U.S. dollars)

                                                                 2000          1999
                                                              ----------    ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   24,625    $    6,450
  Insurance proceeds receivable (Note 1)....................     235,338
  Accounts receivable, net..................................       7,902         7,341
  Due from related parties..................................       2,525         2,889
  Prepaid insurance.........................................       7,312        13,069
                                                              ----------    ----------
          Total current assets..............................     277,702        29,749
Satellites and equipment, net...............................     354,422       501,174
Concessions, net............................................     476,426       489,331
Prepaid insurance, non current..............................       6,597        10,031
Deferred financing costs, net...............................       8,195         9,368
Other assets................................................         235           460
Deferred income taxes.......................................                     1,621
                                                              ----------    ----------
          Total assets......................................  $1,123,577    $1,041,734
                                                              ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current maturities of long-term debt......................  $    1,000    $    1,000
  Accounts payable..........................................       4,919         3,341
  Accrued expenses (Note 1).................................      11,332         3,480
  Interest payable..........................................      14,610        13,500
  Deferred income taxes.....................................       8,590         3,387
  Due to related parties....................................       9,928         2,277
                                                              ----------    ----------
          Total current liabilities.........................      50,379        26,985
Accrued expenses, non current (Note 1)......................      15,181
Deferred revenue -- customers...............................       3,957         7,878
Deferred revenue -- Mexican government......................      81,135        83,335
Deferred income taxes.......................................      10,205
Long-term debt..............................................     571,000       587,000
                                                              ----------    ----------
          Total liabilities.................................     731,857       705,198
                                                              ----------    ----------
Commitments and contingencies (Note 9)

Stockholders' equity:
  Common stock..............................................     382,040       380,533
  Preferred stock...........................................      31,886        31,886
  Accumulated deficit.......................................     (22,206)      (75,883)
                                                              ----------    ----------
          Total stockholders' equity........................     391,720       336,536
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $1,123,577    $1,041,734
                                                              ==========    ==========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                     (Amounts in thousands of U.S. dollars)

                                                               2000        1999        1998
                                                             --------    --------    --------
Revenue:
  Service revenue..........................................  $136,441    $110,020    $104,779
  Sales-type lease.........................................                25,500
                                                             --------    --------    --------
                                                              136,441     135,520     104,779
                                                             --------    --------    --------
Operating expenses:
  Satellite operations.....................................    20,039      17,835      14,946
  Selling and administrative expenses......................    20,263      15,887       8,178
  Cost of transponders under sales-type lease..............                14,234
  License and management fees..............................     5,149       1,266          86
  Depreciation expense and amortization of concessions.....    56,675      61,310      48,728
                                                             --------    --------    --------
                                                              102,126     110,532      71,938
                                                             --------    --------    --------
Operating income...........................................    34,315      24,988      32,841
Gain on in-orbit failure of Solidaridad 1 (Note 1).........   103,114
Interest income............................................     1,517       1,347       2,604
Interest expense and amortization of deferred financing
  costs....................................................   (66,635)    (67,325)    (52,119)
Net foreign exchange gain (loss)...........................       (98)          3        (532)
                                                             --------    --------    --------
Income (loss) before income taxes and extraordinary loss...    72,213     (40,987)    (17,206)
Deferred income tax provision..............................   (17,029)     (5,676)       (931)
                                                             --------    --------    --------
Income (loss) before extraordinary loss....................    55,184     (46,663)    (18,137)
Extraordinary loss from extinguishment of debt, net of
  income tax benefit of $2,840.............................                            (5,513)
                                                             --------    --------    --------
Net income (loss)..........................................    55,184     (46,663)    (23,650)
Preferred stock dividend requirement.......................    (1,507)     (1,130)
                                                             --------    --------    --------
Net income (loss) applicable to common stockholders........  $ 53,677    $(47,793)   $(23,650)
                                                             ========    ========    ========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                (Monetary amounts in thousands of U.S. dollars)

                                             COMMON STOCK         PREFERRED STOCK
                                         ---------------------   -----------------   ACCUMULATED
                                           SHARES      AMOUNT    SHARES    AMOUNT      DEFICIT      TOTAL
                                         ----------   --------   -------   -------   -----------   --------
Balance January 1, 1998................  10,000,000   $371,848                        $ (4,440)    $367,408
Finalization of fair value of assets
  contributed by the Government upon
  the merger...........................                  7,555                                        7,555
Net loss...............................                                                (23,650)     (23,650)
                                         ----------   --------                        --------     --------
Balance December 31, 1998..............  10,000,000    379,403                         (28,090)     351,313
Issuance of preferred stock............                          606,730   $31,886                   31,886
Net loss...............................                                                (46,663)     (46,663)
Preferred stock dividend requirement...                  1,130                          (1,130)
                                         ----------   --------   -------   -------    --------     --------
Balance December 31, 1999..............  10,000,000    380,533   606,730    31,886     (75,883)     336,536
Net income.............................                                                 55,184       55,184
Preferred stock dividend requirement...                  1,507                          (1,507)
                                         ----------   --------   -------   -------    --------     --------
Balance December 31, 2000..............  10,000,000   $382,040   606,730   $31,886    $(22,206)    $391,720
                                         ==========   ========   =======   =======    ========     ========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                     (Amounts in thousands of U.S. dollars)

                                                             2000        1999         1998
                                                           --------    ---------    ---------
OPERATING ACTIVITIES
Net income (loss)........................................  $ 55,184    $ (46,663)   $ (23,650)
Non-cash items:
  Depreciation expense and amortization of concessions...    56,675       61,310       48,728
  Amortization of deferred financing costs...............     2,180        4,715        5,423
  Gain on in-orbit failure of Solidaridad 1 (Note 1).....  (103,114)
  Cost of transponders under sales-type lease............                 14,234
  Deferred revenue -- Mexican government.................    (2,200)      (2,200)      (2,200)
  Extraordinary loss.....................................                               5,513
  Deferred income taxes..................................    17,029        5,676          931
Changes in assets and liabilities:
  Accounts receivable....................................      (562)        (279)      (2,611)
  Prepaid insurance......................................     7,571        3,573      (18,123)
  Accounts payable and accrued expenses..................     3,642      (31,872)      32,769
  Interest payable.......................................     1,110         (270)      13,441
  Due from/to related parties............................     8,015          520        1,960
  Deferred revenue -- customers..........................    (3,921)       7,878
  Deferred financing costs and other assets..............      (782)      (1,400)     (11,402)
                                                           --------    ---------    ---------
Cash flow provided by operating activities...............    40,827       15,222       50,779
                                                           --------    ---------    ---------
INVESTING ACTIVITIES
Acquisition of satellites and equipment..................    (6,652)      (6,306)    (152,275)
                                                           --------    ---------    ---------
FINANCING ACTIVITIES
Borrowings (repayments) under revolving credit facility,
  net....................................................   (15,000)      30,000
Proceeds from issuance of senior secured notes...........                             325,000
Proceeds from issuance of fixed rate notes...............                             320,000
Repayment of senior secured notes........................    (1,000)     (86,000)      (1,000)
Decrease in interest reserve account.....................                  9,765       15,235
Repayment of bank loans..................................                            (570,000)
Capital contributions....................................                 31,886
                                                           --------    ---------    ---------
Cash flow (used in) provided by financing activities.....   (16,000)     (14,349)      89,235
                                                           --------    ---------    ---------
Increase (decrease) in cash and cash equivalents.........    18,175       (5,433)     (12,261)
Cash and cash equivalents at beginning of period.........     6,450       11,883       24,144
                                                           --------    ---------    ---------
Cash and cash equivalents at end of period...............  $ 24,625    $   6,450    $  11,883
                                                           ========    =========    =========
SUPPLEMENTAL DISCLOSURE
Interest paid............................................  $ 63,123    $  61,923    $  49,851
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

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  (Monetary amounts expressed in U.S. dollars)

 1.  THE COMPANY

     On November 17, 1997, Loral Space & Communications, Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia"), through Corporativo Satelites Mexicanos, S.A. de C.V. ("Corporativo"), a wholly owned subsidiary of Firmamento Mexicano, S. de R.L. de C.V. ("Firmamento") acquired 75% of the issued and outstanding capital stock of Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") for $646.8 million. On November 17, 1997, Corporativo paid $194.0 million of the purchase price and on December 29, 1997, paid the balance, plus interest.

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

     Satmex owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 29 nations and territories in the Latin American region.

     On August 29, 2000, Satmex's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 is approximately $103.1 million. In January, 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex intends to apply the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service and Satmex has contracted with Space Systems/Loral, Inc. ("SS/L"), a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in January 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

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

     Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

                                                                2000       1999       1998
                                                              --------   --------   --------
Current exchange rate at December 31,.......................  Ps. 9.60   Ps. 9.52   Ps. 9.89
Weighted average exchange rate..............................      9.46       9.56       9.09

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

     Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

     Costs incurred in connection with the construction and successful deployment of the Company's satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 5 was $1.6 million and $20.5 million for the years ended December 31, 1999 and 1998, respectively.

     Gains or losses from in-orbit satellite failures, after consideration of insurance proceeds, are recorded in the period the failure occurs.

     Except for the Company's in-orbit satellites, all the Company's long-lived assets are located in Mexico.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

  Concessions

     The Mexican government granted Satmex the rights to three 20-year concession titles (the "Concessions"), to operate in three orbital slots; 109.2 degrees W.L., 113.0 degrees W.L. and 116.8 degrees W.L. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. The Concessions are being amortized over 40 years. Amortization expense was $12.9 million, $12.9 million and $12.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

  Deferred financing costs

     Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 2000, 1999 and 1998 was $2.1 million, $4.7 million and $5.4 million, respectively.

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

  Labor benefits, indemnification payments and other benefits plans

     At December 31, 2000 and 1999 the Company has no obligation for statutory seniority premiums and severance costs because the Company uses external services from affiliated companies to perform its activities. The Company has no obligation for post-retirement health care insurance or other benefits.

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

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

  Deferred revenue -- Mexican government

     The Company is required to provide the Mexican government, at no charge, approximately 7% of its available transponder capacity for the duration of the Concessions. In 1997, the Company recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the Concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and a corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually.

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

     The carrying value of the Company's revolving credit facility and senior secured notes approximate fair value because their interest rates are based on floating rates. At December 31, 2000, the fair value of the Company's fixed rate notes based on quoted market prices was $216 million.

  Foreign exchange forward contracts

     The Company has used foreign exchange forward contracts to hedge the Company's net monetary liabilities in foreign currencies. Gains and losses from the contracts are included in the component "Net foreign exchange gain (loss)" in the Statements of Operations. No such contracts were outstanding at December 31, 2000 and 1999.

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

     Revenue from Grupo Televisa and its subsidiaries ("Televisa") represented 18%, 31% and 29% of service revenue for the years ended December 31, 2000, 1999 and 1998, respectively. Revenue from the Mexican government represented 7%, 10% and 5% of service revenue for the years ended December 31, 2000, 1999 and 1998, respectively.

     Approximately 53%, 78% and 89% of the Company's service revenue for the years ended December 31, 2000, 1999 and 1998, respectively, was generated from customers in Mexico.

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

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

  New accounting pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has completed its review of the impact that the adoption of SFAS 133 will have and, based on its evaluation, the adoption of SFAS 133, as amended, on January 1, 2001 did not have a significant effect on its earnings or financial position.

  Reclassifications

     Certain reclassifications have been made to conform prior year amounts to the current year's presentation.

3.  ACCOUNTS RECEIVABLE

                                                               DECEMBER 31,
                                                             ----------------
                                                              2000      1999
                                                             ------    ------
                                                              (IN THOUSANDS)
Customers..................................................  $6,243    $3,870
Value added tax recoverable................................   1,853     3,139
Other......................................................   1,514     1,174
Allowance for uncollectible accounts.......................  (1,708)     (842)
                                                             ------    ------
                                                             $7,902    $7,341
                                                             ======    ======

4.  SATELLITES AND EQUIPMENT

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Satellites (Note 1)....................................  $409,119    $561,362
Equipment..............................................    24,627      22,059
Furniture and fixtures.................................     5,817       4,394
Leasehold improvements.................................     2,763       2,008
Construction in progress...............................     2,187       3,461
Construction in progress -- Satmex 6...................     3,172
                                                         --------    --------
                                                          447,685     593,284
Accumulated depreciation...............................   (93,263)    (92,110)
                                                         --------    --------
                                                         $354,422    $501,174
                                                         ========    ========

     Depreciation expense was $43.8 million, $48.4 million and $36.0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                              DECEMBER 31,
                                                           ------------------
                                                            2000        1999
                                                           ------      ------
                                                             (IN THOUSANDS)
AMOUNTS RECEIVABLE:
Principia................................................  $  605      $  470
Loral....................................................     583         335
Service Companies........................................      17
Firmamento...............................................                 112
Servicios................................................                 145
Mexican government agencies..............................   1,320       1,827
                                                           ------      ------
                                                           $2,525      $2,889
                                                           ======      ======
AMOUNTS PAYABLE:
Loral....................................................  $6,275      $1,501
Principia................................................     380          97
Service Companies........................................   3,255         669
Firmamento...............................................      18          10
                                                           ------      ------
                                                           $9,928      $2,277
                                                           ======      ======

     Transactions with related parties, not otherwise disclosed, are as follows:

  Revenue

     Service revenue from related parties, primarily the Mexican government, amounted to $13.8 million, $14.3 million and $11.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the year ended December 31, 1998, the management fee was $276,000. For the year ended December 31, 1999, Loral and Principia waived the management fee. For the year ended December 31, 2000, the management fee was $3.2 million.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. In 1998 Loral and the Company agreed to delay the commencement of such fees until January 1, 1999, because the intellectual property and related services to which the fees relate were not expected to be implemented until the beginning of 1999, when Satmex 5 was placed in service. Fees of $190,000 accrued for the period November 17, 1997 to December 31, 1997 were reversed in 1998. For the year ended December 31, 1999, Loral agreed to reduce the license fee to 1.2%. In 1999, Satmex recorded a license fee expense of $1.3 million. For the year ended December 31, 2000, the license fee was $1.9 million.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. For the years ended December 31, 2000, 1999 and 1998 the rent expense under this agreement was $289,000, $253,000 and $262,000, respectively.

     For the year ended December 31, 1998, the Company paid $252,000 to an affiliate of Principia for the rental of office space.

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies a fee of approximately 8% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2000 and 1999 this fee was $923,000 and $201,000, respectively.

  Guarantee arrangements

     In connection with the loan agreements (see Note 6), Firmamento and Servicios have provided and continue to provide guarantees on behalf of the Company.

 6.  LONG-TERM DEBT

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Senior secured notes (11.16% and 9.26% at December 31,
  2000 and 1999).......................................  $237,000    $238,000
Fixed rate notes.......................................   320,000     320,000
Revolving credit facility (11.01% and 9.62% at December
  31, 2000 and 1999)...................................    15,000      30,000
                                                         --------    --------
Total debt.............................................   572,000     588,000
Less, current maturities...............................     1,000       1,000
                                                         --------    --------
                                                         $571,000    $587,000
                                                         ========    ========

     At December 31, 2000, the Company has a $50 million five year revolving credit facility (the "Credit Facility") which bears interest, at the Company's option, at rates based on margins over LIBOR or the base rate specified in the credit agreement. The Company pays a commitment fee on the unused portion of this facility. The Credit Facility expires December 29, 2002.

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

     Both the Credit Facility and the Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels and impose limits on the Company's spending for capital expenditures. In addition, the Credit Facility, Senior Secured Notes and the Fixed Rate Notes contain limitations on indebtedness, investments, business combinations and other customary restrictions. At December 31, 2000, Satmex was in compliance with all covenants governing its debt agreements.

     The Company is required to make quarterly redemption payments on the Senior Secured Notes of $250,000 through March 31, 2004 and a final payment of $233.8 million at maturity. In 1999, in addition to the required redemption payments totaling $1 million, the Company prepaid $85 million of the Senior Secured Notes.

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

     The aggregate maturities of debt are as follows (in thousands):

2001........................................................  $  1,000
2002........................................................    16,000
2003........................................................     1,000
2004........................................................   554,000
                                                              --------
                                                              $572,000
                                                              ========

 7.  STOCKHOLDERS' EQUITY

     At December 31, 2000 and 1999 the Company's issued and outstanding capital stock comprised a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares, respectively in both years.

     On March 12, 1999, at an extraordinary general meeting of Satmex's stockholders it was agreed to increase the fixed capital stock by $56.1 million through the issuance of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2000, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     The issued and outstanding capital stock of the Company consisted of the following:

                                                            DECEMBER 31,
                                                       -----------------------
                       SERIES                             2000         1999
                       ------                          ----------   ----------
A Common stock.......................................   2,601,000    2,601,000
B Common stock.......................................   2,499,000    2,499,000
N Common stock.......................................   4,900,000    4,900,000
C Preferred stock....................................     606,730      606,730
                                                       ----------   ----------
                                                       10,606,730   10,606,730
                                                       ==========   ==========

     At December 31, 2000 and 1999 the capital stock and the notional value is as follows:

                                    2000                            1999
                        ----------------------------    ----------------------------
     DESCRIPTION          SHARES          AMOUNT          SHARES          AMOUNT
     -----------        ----------    --------------    ----------    --------------
                                      (IN THOUSANDS)                  (IN THOUSANDS)
Common stock:
  Fixed portion.......       5,000       $      6            5,000       $      6
  Variable portion....   9,995,000        382,034        9,995,000        380,527
                        ----------       --------       ----------       --------
                        10,000,000       $382,040       10,000,000       $380,533
                        ==========       ========       ==========       ========
Preferred stock:
  Fixed portion.......     606,730       $ 31,886          606,730       $ 31,886
                        ==========       ========       ==========       ========

     Stockholder's equity except restated capital paid by stockholders and net taxable retained earnings adjusted for inflation in accordance with Mexican tax law, will be subject to a 35% dividend tax in the event of distribution. In addition, all dividends paid to individuals or entities resident abroad will be subject to an additional 7.69% dividend tax if profits were generated after December 31, 1998 and 7.57% if profits were generated before January 1, 1999. Restatement of capital and net taxable earnings are computed in accordance with certain tax procedures which is approximately the accumulated effect of inflation on both items.

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

 8.  INCOME TAXES

     The income tax provision for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                   2000       1999      1998
                                                  -------    ------    ------
                                                        (IN THOUSANDS)
Deferred........................................  $17,029    $5,676    $  931
                                                  -------    ------    ------
Net income tax provision........................  $17,029    $5,676    $  931
                                                  =======    ======    ======

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

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     The components of the net deferred income tax asset and (liability) are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Tax loss carryforwards.................................  $161,069    $110,273
Deferred revenue.......................................    24,936      26,729
Other, net.............................................       918         911
Satellites and equipment...............................   (64,228)    (72,732)
Gain on in-orbit failure of Solidaridad 1..............   (79,570)
Concessions............................................   (42,785)    (39,567)
Prepaid insurance......................................    (4,968)     (8,110)
Deferred financing costs...............................    (2,327)     (2,729)
                                                         --------    --------
Subtotal...............................................    (6,955)     14,775
Less valuation allowance...............................    11,840      16,541
                                                         --------    --------
Net deferred tax liability.............................  $(18,795)   $ (1,766)
                                                         ========    ========

     The net deferred income tax liability is classified as follows:

                                                             2000       1999
                                                            -------    ------
                                                             (IN THOUSANDS)
Current deferred income tax liabilities...................  $ 8,590    $3,387
                                                            =======    ======
Long-term deferred income tax assets......................             $1,621
                                                                       ======
Long-term deferred income tax liabilities.................  $10,205
                                                            =======

     At December 31, 2000 the Company had tax loss carryforwards of approximately $460.2 million which expire from 2008 to 2010 and credits available against the asset tax of approximately $45.9 million which expire in 2003. Due to the uncertainties regarding the Company's ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $11.8 million at December 31, 2000 against the deferred tax assets.

     The provision for income taxes, for the years ended December 31, 2000, 1999 and 1998 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

                                                  2000       1999       1998
                                                 -------   --------    -------
                                                        (IN THOUSANDS)
Tax benefit at Mexican statutory income
  tax rate (35%)...............................  $25,275   $(14,345)   $(5,850)
Inflation component and effect of
  remeasurement................................   (3,409)    12,362       (377)
Non deductible expenses........................       59         98         53
Change in valuation allowance..................   (4,701)     8,013      6,675
Other..........................................     (195)      (452)       430
                                                 -------   --------    -------
Net income tax provision.......................  $17,029   $  5,676    $   931
                                                 =======   ========    =======

     The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, as defined in the law, less certain liabilities, which is payable to the extent it exceeds amounts due for income taxes. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. The Company expects that this ruling will have a favorable effect to reduce its asset tax in the future. Any asset taxes paid may be used to offset future income taxes payable if certain conditions are met. For the year ended December 31, 2000, the Company had no asset tax liability.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $112,000. Rent expense under this lease was $1.3 million, $1.2 million and $599,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

     Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

     Future minimum lease receipts due from customers under non-cancelable operating leases for transponder capacity on satellites in-orbit as of December 31, 2000, are as follows (in thousands):

2001........................................................  $115,111
2002........................................................    75,454
2003........................................................    67,938
2004........................................................    58,259
2005........................................................    26,592
Thereafter..................................................   119,369
                                                              --------
                                                              $462,723
                                                              ========

10.  REVENUE BY CUSTOMER LOCATION

     The following table presents revenue by country based on customer location for the years ended December 31, 2000, 1999 and 1998:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Mexico......................................................  $ 72,068   $ 85,304   $ 93,290
United States...............................................    58,094     48,322      8,655
Other.......................................................     6,279      1,894      2,834
                                                              --------   --------   --------
          Total.............................................  $136,441   $135,520   $104,779
                                                              ========   ========   ========