Form 20-F
period 2001-12-21
SATELITES MEXICANOS SA DE CV
filed 2002-05-03
CIK 1063131

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                        COMMISSION FILE NUMBER: 333-8880

                       SATELITES MEXICANOS, S.A. de C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                               (52) 55-5201-0800

                     JURISDICTION OF INCORPORATION: MEXICO

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                     10 1/8% SERIES B SENIOR NOTES DUE 2004

 THE NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK AS OF DECEMBER 31, 2001 WAS:

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

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I
Item 3.   KEY INFORMATION.............................................    1
Item 4.   INFORMATION ON THE COMPANY..................................    6
Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................    9
Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................   17
Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   19
Item 8.   FINANCIAL INFORMATION.......................................   21
Item 9.   MARKETS.....................................................   21
Item 10.  ADDITIONAL INFORMATION......................................   21
Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................   33
                                  PART II
Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............   33
Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS....   33
                                  PART IV
Item 18.  FINANCIAL STATEMENTS........................................   34
Item 19.  EXHIBITS....................................................   34

---------------

All other items have been omitted because they are not applicable or are not required.

                                     PART I

ITEM 3.  KEY INFORMATION

                            SELECTED FINANCIAL DATA

     The following table presents selected financial information for Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") for the years ended December 31, 2001, 2000, 1999, and 1998 and for the period November 17, 1997 to December 31, 1997 and for the fixed satellite service business of the government of Mexico (the "Predecessor Company") for the period January 1, 1997 to November 16, 1997. The information was derived from the audited financial statements of the Company and the Predecessor Company. The audited financial statements were prepared in accordance with accounting principles generally accepted in the United States. The financial information presented below should be read in conjunction with the financial statements of the Company and the Predecessor Company.

                                                                                                    PREDECESSOR
                                                          COMPANY                                     COMPANY
                              ----------------------------------------------------------------   ------------------
                                      YEARS ENDED DECEMBER 31,               FOR THE PERIOD        FOR THE PERIOD
                              -----------------------------------------    NOVEMBER 17, 1997     JANUARY 1, 1997 TO
                                2001       2000       1999       1998     TO DECEMBER 31, 1997   NOVEMBER 16, 1997
                              --------   --------   --------   --------   --------------------   ------------------
                                                      (AMOUNTS IN MILLIONS OF U.S. DOLLARS)
STATEMENT OF OPERATIONS
  DATA:
  Revenue...................  $  128.0   $  136.4   $  135.5   $  104.8         $   12.9                $93.4
  Operating income(1).......      35.1       34.3       25.0       32.8              4.0                39.9
  Income (loss) before
    income taxes, minority
    interest and
    extraordinary loss(3)...      (4.3)      72.2      (41.0)     (17.2)            (2.0)               39.6
  Deferred income tax
    benefit
    (expense)(1)(3).........       1.1      (17.0)      (5.7)      (0.9)            (1.7)               (1.6)
  Income (loss) before
    minority interest and
    extraordinary loss(3)...      (3.1)      55.2      (46.7)     (18.1)            (3.7)               38.0
  Net income (loss)(3)......      (3.1)      55.2      (46.7)     (23.7)            (4.4)               38.0
  Net income (loss)
    applicable to common
    stockholders(3).........      (4.6)      53.7      (47.8)     (23.7)            (4.4)               38.0
OTHER DATA:
  Depreciation and
    amortization............  $   47.3   $   56.7   $   61.3   $   48.7         $    5.8                $30.9
  Capital expenditures......      95.7        6.7        6.3      152.3              3.0                65.9
  Excess (deficiency) of
    earnings to fixed
    charges(2)..............      (7.7)      72.2      (42.5)     (37.7)            (4.9)                N/A
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Total assets..............  $1,089.3   $1,123.6   $1,041.7   $1,138.0         $1,035.1
  Long-term debt............     542.4      571.0      587.0      608.0            569.0
  Stockholders' equity(3)...     388.6      391.7      336.5      351.3            367.4

------------------------------
(1) As a government agency, the Predecessor Company was subject to an assessment by the Mexican government equal to 5.8% of monthly revenue in lieu of income or asset taxes. The government assessment of $4.8 million for the period January 1, 1997 to November 16, 1997, was recorded as an operating expense in the period. The Company is not subject to such an assessment. However, the Company is subject to income and asset taxes at statutory rates.

(2) The ratio of excess (deficiency) of earnings to fixed charges is not applicable for the period January 1, 1997 to November 16, 1997 because there were no fixed charges during that period.

(3) In August 2000, Satmex's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the then committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In December 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. This reduction was recorded as additional gain on the in-orbit failure of Solidaridad 1.

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

                                                                   EXCHANGE RATE(1)
                                                      -------------------------------------------
              YEAR ENDED DECEMBER 31,                 PERIOD END    AVERAGE(2)     LOW      HIGH
              -----------------------                 ----------    ----------    -----    ------
1997................................................      8.08         7.97        7.72      8.41
1998................................................      9.90         9.24        8.04     10.63
1999................................................      9.48         9.56        9.24     10.60
2000................................................      9.62         9.47        9.18     10.09
2001................................................      9.16         9.33        8.95      9.97

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

WE ARE HIGHLY LEVERAGED.

     As of December 31, 2001, we had outstanding debt of $556 million. A significant portion of our cash flow is used to service this debt, which in turn affects our ability to pay our other expenses and to fund our expenditures. In 1999, Loral and Principia invested $31.9 million of capital into our company through the purchase of preferred stock. We used the proceeds from this capital contribution to pay down debt in order to ensure compliance with covenants contained in our debt documents. We cannot guarantee that the stockholders will make additional equity contributions in the future.

     In February 2000, we amended certain financial covenants in our debt agreements. In connection with these amendments, we agreed to pay a consent fee to approving lenders and debtholders and to increase the applicable interest rates on the debt by up to 0.75%. However, if any additional amendments to our debt agreements are required in the future, there can be no assurance as to the terms on which such amendments can be obtained, or whether they can be obtained at all. A failure to meet the financial covenants in our debt agreements would result in a default under the related indentures, which could cause a cross default under certain of our other debt agreements.

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

WE MAY NOT HAVE SUFFICIENT RESOURCES TO REPAY OUR DEBT OBLIGATIONS.

     Our ability to service our debt obligations will depend on our future performance. At December 31, 2001, we had $236 million of senior secured notes outstanding, which bear interest at a floating rate. These notes require repayment in $250,000 quarterly installments, plus additional prepayment from excess cash flow, as defined in the indenture, with the balance due on June 29, 2004. In addition, we have $320 million of 10 1/8% fixed rate notes outstanding, which must be repaid in full on November 1, 2004. At December 31, 2001, we had no borrowings outstanding under our $15.8 million revolving credit facility. Any borrowings under our revolving credit facility must be repaid by December 29, 2002.

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

     - gradual degradation of solar panels; and

     - the durability of components.

     In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time.

     At December 31, 2001, our Solidaridad 2 and Satmex 5 satellites have remaining estimated useful lives of seven and one half and 12 years, respectively. Solidaridad 2 was manufactured by Hughes and is similar in design to Solidaridad 1 and to other Hughes satellites which have experienced in-orbit component failures.

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

     In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion subsystem of the Xenon Ion Propulsion System ("XIPS"). The XIPS provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Both the primary and the back-up subsystems are currently operating normally.

OUR CONTRACTS WITH INNOVA REPRESENTED A SIGNIFICANT PORTION OF OUR REVENUES AND EXPIRED IN DECEMBER 2001.

     Our largest customer was Innova, an affiliate of Grupo Televisa, which represented approximately 19% of our service revenue in 2001. Innova had leased 12 Ku-band transponders on Solidaridad 2 through December 2001. Innova did not renew its contract. However, Innova leased eight Ku-band transponders from January 1, 2002 through March 31, 2002.

WE HAVE SHORT-TERM CUSTOMER CONTRACTS.

     As of December 31, 2001, approximately 34% of our customer contracts have terms that range from one to three years. Moreover, approximately 54% of our backlog of non-cancelable lease contracts is expected to be realized within the next three years. Our revenue would be hurt if we are unable to find new customers to replace customers whose contracts have expired.

WE COMPETE WITH OTHER COMPANIES FOR CUSTOMERS AND CHANGES IN MEXICAN REGULATIONS MAY RESULT IN NEW COMPETITORS.

     The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licences to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding effect on our revenue.

     We face competition from other companies. PanAmSat has a fleet of 21 satellites, including 11 that serve the Latin American market. Intelsat, a former international consortium, has 22 satellites, including 11 that cover Latin America. New Skies Satellites N.V. has a fleet of five satellites including three that serve Latin America. In November 2000, Telesat Canada successfully launched the Anik F1 satellite, which serves all of the Americas. Further, in 2001, SES Astra merged with GE Americom to form SES Global. SES Global has a fleet of 29 satellites, of which 13 serve Latin America. We cannot assure you that we will be able to compete successfully with our competitors. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and impact our ability to service our debt obligations.

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

WE OPERATE PRIMARILY IN MEXICO, WHICH MAY SUBJECT US TO ADDITIONAL RISKS.

     For the year ended December 31, 2001, approximately 55% of our service revenue was from billings to Mexican customers. As a result, our performance and prospects will be affected by the political, social and economic developments in Mexico, including currency fluctuations and inflation. Mexico has in the past experienced economic crises characterized by exchange rate instability, high inflation, high domestic interest rates, negative economic growth and reduced consumer buying power. Should Mexico experience any such economic crisis in the future, we cannot assure you that our results of operations and financial condition would not be affected.

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

THERE ARE POTENTIAL CONFLICTING INTERESTS BETWEEN US AND OUR SHAREHOLDERS.

     Loral and Principia own and have interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet, Loral Orion and Loral Skynet do Brasil own or are building satellites, the footprints of which overlap or are planned to overlap with those of our satellites. We have, together with Loral Skynet, Loral Orion, Loral Skynet do Brasil, Europe*Star, a joint venture between Loral and Alcatel, and Stellat, a joint venture between Europe*Star and France Telecom, adopted a marketing policy that provides for collaboration and cross-selling among the Loral Global Alliance members. If, however, the members of the Loral Global Alliance do not collaborate but rather compete in areas of overlapping capacity, conflicting commercial interests between us and the Loral entities may arise. If Loral Skynet, Loral Orion and Loral Skynet do Brasil do not collaborate with us or vice versa under the Loral Global Alliance, Loral Skynet, Loral Orion and Loral Skynet do Brasil might compete directly with us for customers.

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

IF SERVICIOS DEFAULTS IN THE PAYMENT OF CERTAIN DEBT OWED TO THE MEXICAN GOVERNMENT, THE MEXICAN GOVERNMENT WOULD GAIN CONTROL OF US.

     Servicios Corporativos Satelitales, S.A. de C.V., which owns 70.71% of our capital stock, issued to the Mexican government in December 1997, a note in the principal amount of $125.1 million, which accrues interest at 6.03%, matures in December 2004 and is secured by Loral's and Principia's holdings in Firmamento Mexicano, S. de R.L. de C.V., our parent company. This obligation is subject to early prepayment under certain circumstances, including upon a failure by Loral and Principia to maintain sufficient collateral to secure Servicio's obligation to the Mexican government. Servicios will depend upon dividends from us to repay this obligation to the Mexican government. We cannot assure you that Servicios will have the resources to repay this obligation when due. If Servicios were to default in the payment of this obligation, the Mexican government would have the right to foreclose upon the Firmamento interests. This would result in the Mexican government gaining control of us.

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

ITEM 4.  INFORMATION ON THE COMPANY

GENERAL

     In November 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia") acquired 75% of the outstanding capital stock of Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") from the government of Mexico. Satmex is the leading provider of fixed satellite services ("FSS") in Mexico and is expanding its services to become a leading provider of fixed satellite services throughout Latin America. The Company provides transponder capacity to customers for distribution of network and cable television programming, DTH (direct-to-home) television service and on-site transmission of live news reports, broadband services, sporting events and other video feeds. Satmex also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. The Company is also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 35 nations and territories in Latin America. The Company's broadcasting customers include Grupo Televisa, MVS Multivision, Television Azteca and PCTV and its telecommunications services customers include BellSouth, Telmex, Pemex, Cemex and the Mexican subsidiaries of DaimlerChrysler. Satmex's data and Internet customers include Hughes Network Systems, Verestar and Netsat Express.

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

     On August 29, 2000, the Company's Solidaridad 1 satellite, located at 109.2 degrees W. L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 is approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite known as Satmex 6, is scheduled to be launched in January 2003 and is designed to provide broader coverage and higher power levels than any other satellite in the Satmex fleet. In December 2001, Satmex reduced the estimated liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. This reduction was recorded as additional gain on the in-orbit failure of Solidaridad 1.

     The Company is a member of the Loral Global Alliance. Through the alliance, the Company can offer its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global geosynchronous satellite services. The other alliance members are Loral Skynet, Loral Orion, Loral Skynet do Brasil, Europe*Star, a joint venture between Loral and Alcatel, and Stellat, a joint venture between Europe*Star and France Telecom. The members of the alliance currently have ten satellites in orbit with a total of 163 C-band and 284 Ku-band 36-MHz transponder-equivalents.

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

SERVICES

     The Company provides satellite transmission capacity to broadcasting customers for network and cable television programming, DTH television service and transmission of live news reports, broadband services to enterprises, sporting events and other video feeds from the scene of the event. In addition, the Company provides satellite transmission capacity to telecommunications service customers for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. Satmex also provides satellite connectivity to the Internet backbone for ISPs (Internet Service Providers). The Company offers its customers part-time service, varied power and footprint service, grades of service protection and value-added services.

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

     Broadcasting customers use satellite capacity to transmit coverage of live scheduled special events, such as the World Cup, to programmers on an ad hoc basis. The Company also provides broadcasting transmission services to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis.

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

  TELECOMMUNICATIONS TRANSMISSION SERVICES

     The Company provides satellite capacity for domestic and international telecommunications transmission services to public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. Companies may lease channels, circuits or fractions of a transponder, allowing these transponders to be shared among several users.

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

  INTERNET SERVICE PROVIDERS

     The Company provides satellite capacity to deliver high-speed satellite-based Internet connectivity, offering a variety of configurations, throughout North America and Latin America. The Satmex fleet provides an efficient means by which ISPs, service integrators, infrastructure enablers, universities, governments and other corporations may develop new Internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. The Company believes that these benefits, together with Latin America's lack of infrastructure, geographic dispersion and low population density indicate that demand for Internet connectivity via satellite, in both the consumer and corporate markets, will have strong growth in the future.

CUSTOMERS

     The Company has a broad customer base which includes private and state-owned broadcasting networks, cable television operators, DTH operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. The Company's largest customer was Innova, S. de R.L. de C.V. ("Innova"), an affiliate of Grupo Televisa. Revenue from Innova represented 19%, 18% and 31%, of service revenue for the years ended December 31, 2001, 2000 and 1999, respectively. Revenue from the Mexican government represented 8%, 7% and 10% of service revenue for the years ended December 31, 2001, 2000 and 1999, respectively.

     Approximately 55%, 53% and 78% of the Company's service revenue for the years ended December 31, 2001, 2000 and 1999, respectively, were generated from customers in Mexico.

SATELLITES AND EQUIPMENT

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

OVERVIEW

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex is also marketing the use of satellite transmission capacity for new applications, such as connectivity to the Internet backbone via satellite. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 35 nations and territories in the Latin American region.

     On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V., ("Principia") acquired 75% of the issued and outstanding stock of Satmex from the government of Mexico for $647 million through Firmamento Mexicano, S. de R.
L. de C.V. ("Firmamento"). Loral owns 65% of Firmamento and Principia owns 35%. Principia holds 51% of Firmamento's voting interests. The remaining 25% of the capital stock of Satmex was retained by the Mexican government.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2001, Servicios Corporativos Satelitales, S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

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

     In August 2000, the Company's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service and Satmex has contracted with Space Systems/Loral, Inc. , a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in January 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. In December 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. This reduction was recorded as additional gain on the in-orbit failure of Solidaridad 1.

     In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion subsystem of the Xenon Ion Propulsion System ("XIPS"). The XIPS provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, the Company was able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Both the primary and the back-up subsystems are currently operating normally.

     On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

2001 COMPARED WITH 2000

  Revenue

     Service revenue for the year ended December 31, 2001 was $128.0 million, as compared to $136.4 million for the year ended December 31, 2000. The decrease is due to reduced utilization caused by contract cancellations and non-renewals, partially offset by higher average prices on Solidaridad 2 and Satmex 5. The failure of Solidaridad 1 did not have a significant effect on revenue for the year ended December 31, 2001 because most of its customers were provided with alternative capacity on Solidaridad 2, Satmex 5 or on satellites operated by Loral Skynet.

  Operating expenses

     Operating expenses decreased to $92.9 million for the year ended December 31, 2001, as compared to $102.1 million for 2000, as described below.

     Satellite operations. Satellite operations costs, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $19.8 million for 2001, as compared to $20.0 million for 2000. The decrease is primarily due to the reduction in insurance expense related to Solidaridad 1, offset by the cost of providing replacement capacity to customers after the failure of Solidaridad 1 of $6.7 million and an increase in salary expense.

     Selling and administrative expenses. Selling and administrative expenses for 2001 were $22.6 million, as compared to $20.3 million for 2000. The increase is primarily due to increased legal and consulting costs and higher compensation cost.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. Also, Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the year ended December 31, 2001 and 2000 were $3.3 million and $5.1 million, respectively. License and management fees decreased due to the Company's lower revenue.

     Depreciation and amortization. Depreciation expense for 2001 was $34.4 million as compared to $43.8 million for 2000. The decrease in depreciation expense is due to the write-off of Solidaridad 1 after it ceased operating in August 2000. Amortization expense relating to the concessions amounted to $12.9 million during each period.

  Interest income

     Interest income for 2001 was $9.3 million as compared to $1.5 million for 2000. The increase is primarily due to interest of $7.4 million earned on the restricted and segregated cash.

  Interest

     Total interest cost, including $3.5 million of capitalized interest related to the construction of Satmex 6, was $59.4 million in 2001 as compared to $66.6 million for 2000. Total interest cost decreased due to lower average outstanding debt during 2001 and lower interest rates on the Company's variable rate debt.

  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange gain of $28,000 in 2001 as compared to a loss of $98,000 in 2000. The peso remained relatively stable against the dollar in each year.

  Deferred income tax benefit (expense)

     The Company recorded a deferred income tax benefit of $1.1 million in 2001, as compared to an expense of $17.0 million in 2000 which included an expense of $36.7 million on the net gain from the in-orbit failure of Solidaridad 1.

     The Company is subject to the greater of an income tax at 35% of taxable income or an asset tax at 1.8% on the average of assets less certain liabilities. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. This ruling will have a favorable effect to reduce the Company's asset tax in the future.

     Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2001 the Company had tax loss carryforwards of approximately $237 million which expire from 2008 to 2010 and tax credits available against the asset tax of approximately $43.7 million which expire in 2003. Without these credits, the Company would have incurred an asset tax liability of approximately $6.6 million in 2001.

  Preferred stock dividend requirement

     The preferred stock dividend requirement of $1.5 million in 2001 and 2000, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

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

  Interest

     Total interest cost was $66.6 million in 2000 as compared to $68.9 million (which includes $1.6 million of capitalized interest related to the construction and launch of Satmex 5) for 1999. Total interest cost decreased due to lower average outstanding debt during 2000, partially offset by higher interest rates on the Company's variable rate debt.

  Net foreign exchange gain (loss)

     The peso remained relatively stable against the dollar in each year.

  Deferred income tax (benefit) expense

     The Company recorded a deferred income tax expense of $17.0 million in 2000, which included a provision of $36.7 million on the net gain from the in-orbit failure of Solidaridad 1, as compared to an expense of $5.7 million in 1999.

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

INFLATION

     During 1999, 2000 and 2001, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 12.3%, 9.0%, and 4.4%, respectively. The Company's major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. dollars. Capital expenditures were $95.7 million for 2001, as compared to $6.7 million for 2000. Expenditures in 2001 for the construction of Satmex 6 were $91.9 million, of which $83.8 million was funded through the use of restricted and segregated cash.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2001, the Company had total debt of $556 million. At December 31, 2001, a technical default existed with respect to the Company's Senior Secured Notes due to the failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the Senior Secured Note Indenture. On April 23, 2002, the Company made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. Concurrently with these payments, the Company retroactively reduced the amount available for borrowing under its revolving credit facility by $34.2 million. The Company believes that the payment on April 23, 2002 cured the technical default of the Senior Secured Notes. The Company believes that the calculation of the 2000 prepayment is correct. However, there can be no assurance that the holders of the Senior Secured Notes will not object to the Company's calculation, in which event, the holders of the Senior Secured Notes may have additional claims against the Company. At December 31, 2001, the Company classified $12.6 million, representing the 2001 and 2000 principal payments, as current portion of long-term debt. At December 31, 2001, the Company was in compliance with all covenants governing its other debt agreements.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At December 31, 2001, the Company had cash and cash equivalents of $26.2 million and following the retroactive reduction, $15.8 million available under its revolving credit facility. In February 2000, the Company amended certain financial covenants in its debt agreements. In connection with these amendments, the Company paid a consent fee to approving lenders and debtholders and agreed to increase the applicable interest rates on the debt by up to 0.75%. At December 31, 2001, Satmex had $155.5 million of restricted and segregated cash of which $41.8 million is available for debt service on the senior secured notes and revolving credit facility and $113.7 million is available for the construction and launch of Satmex 6. The Company believes that the funds available in the restricted and segregated cash account allocated for the construction and launch and cash flow from operations will be sufficient to fund the on-orbit delivery of Satmex 6.

  Cash used and provided

     Net cash provided by operating activities for the year ended December 31, 2001 of $29.0 million consisted primarily of $24.4 million of funds generated by earnings before non-cash items and interest income on the restricted and segregated cash and decreases in accounts receivable of $5.9 million and prepaid insurance of $3.3 million and an increase in interest payable of $9.0 million; partially offset by a decrease in accounts payable and accrued expenses of $3.3 million, a net decrease in due from/to related parties of $10.2 million and an increase in deferred financing costs and other assets of $0.1 million. During 2001, Satmex used $10.0 million of the restricted and segregated cash for debt service.

     Cash used in investing activities for 2001 was $11.9 million. Capital expenditures for 2001 were $95.7 million. Capital expenditures in 2001 for the construction of Satmex 6 were $91.9 million, of which $83.8 million was funded through the use of the restricted and segregated cash account. Satmex believes that the funds available in the restricted and segregated cash account allocated for the construction and launch of Satmex 6 of $113.7 million and cash flow from operations will be sufficient to fund the on-orbit delivery of Satmex 6. Substantially all capital expenditures are denominated in U.S. dollars.

     Cash used in financing activities for the year ended December 31, 2001 was $15.5 million and reflects the repayment of $1 million of the Company's senior secured notes and repayment of borrowings under the Company's revolving credit facility of $15 million, of which $500,000 was funded through the use of restricted and segregated cash.

  Contractual Obligations and Other Commercial Commitments

     The following tables aggregate the contractual obligations and other commercial commitments of Satmex as of December 31, 2001 (in thousands).

                                                                 PAYMENTS DUE BY PERIOD
                                                   --------------------------------------------------
                                                   LESS THAN                                   AFTER
                                        TOTAL       1 YEAR      1 - 3 YEARS    4 - 5 YEARS    5 YEARS
      CONTRACTUAL OBLIGATIONS:         --------    ---------    -----------    -----------    -------
Debt.................................  $556,000    $ 13,626      $542,374        $   --       $    --
Operating leases(1)..................     5,072       1,440         2,993           639
Unconditional purchase
  obligations(2).....................   156,782     109,832        13,100         2,541        31,309
Other long-term obligations(3).......     5,403         338           675           675         3,715
                                       --------    --------      --------        ------       -------
Total contractual cash obligations...  $723,257    $125,236      $559,142        $3,855       $35,024
                                       ========    ========      ========        ======       =======

                                                                    AMOUNT OF COMMITMENT
                                                                   EXPIRATION PER PERIOD
                                          TOTAL      --------------------------------------------------
                                         AMOUNTS     LESS THAN                                   OVER
                                        COMMITTED     1 YEAR      1 - 3 YEARS    4 - 5 YEARS    5 YEARS
    OTHER COMMERCIAL COMMITMENTS:       ---------    ---------    -----------    -----------    -------
Monitoring service....................  $    182      $   91       $     91        $   --       $   --

------------------------------
(1) Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(2) Represents the commitments for the construction and launch of Satmex 6.

(3) Represents payments to the Mexican government under the Property Concession.

OTHER MATTERS

  Insurance Costs

     The Company has received indications that the satellite industry will be faced with significantly higher premiums for launch and in-orbit insurance in the future and significant shorter coverage periods than those that have been available in the past. Any such increase will increase the cost of doing business for the Company. The Company intends to pass on such increased cost to its customers. There can be no assurance, however, that it will be able to do so.

RELATED PARTY TRANSACTIONS

     See "Item 7 -- Major Shareholders and Related Party Transactions" for a discussion of related party transactions.

CRITICAL ACCOUNTING POLICIES

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

  Satellites

     Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites.

     The estimated useful lives of the Company's satellites are:

Solidaridad 2............................................  14.5 years
Satmex 5.................................................    15 years

     Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

     Costs incurred in connection with the construction and successful deployment of the Company's satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 6 was $3.5 million for the year ended December 31, 2001 and capitalized interest related to the construction of Satmex 5 was $1.6 million for the year ended December 31, 1999.

     Gains or losses from in-orbit satellite failures after consideration of insurance proceeds, are recorded in the period the failure occurs.

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

  Valuation of long-lived assets

     The carrying value of the Company's long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures impairment as the difference between the carrying value and the fair value of the asset.

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

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company adopted SFAS 133, as amended, on January 1, 2001. The adoption of SFAS 133 did not have a material effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS 142 on January 1, 2002 did not have an effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company has not yet determined the impact that the adoption of SFAS 143 will have on the Company's financial position or results of operations.

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and provisions of APB 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment or a business. The adoption of SFAS 144 on January 1, 2002 did not have an effect on the Company's financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

             NAME                               POSITION                  AGE      PERIOD OF SERVICE
             ----                               --------                  ---      -----------------
Sergio Autrey Maza(1)..........  Chairman of the Board and Director       50    Since November 1997
Bernard L. Schwartz(1).........  Director                                 76    Since November 1997
Carlos Autrey Maza.............  Director                                 56    Since October 1999
Eric J. Zahler.................  Director                                 51    Since November 1997
Lauro Gonzalez Moreno..........  Chief Executive Officer and Director     40    Since November 1997
Cynthia Pelini.................  Executive Vice President and Chief       47    Since April 1998
                                 Financial Officer
Juan Manuel Pinedo.............  Executive Vice President and Chief       37    Since April 1998
                                 Marketing Officer

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

     Juan Manuel Pinedo has been the Executive Vice President and Chief Marketing Officer of Satmex since December 2000. Mr. Pinedo joined Satmex in April 1998 and was the Executive Director of Business Development until January 1999, when he was named Executive Director of Sales and Marketing. From 1992 to 1998, Mr. Pinedo was a senior consultant and engagement manager for McKinsey & Company. From 1987 to 1992, Mr. Pinedo was an engagement manager for Andersen Consulting.

                                  COMPENSATION

     For the year ended December 31, 2001, the aggregate compensation, including bonuses, of the executive officers of the Company paid or accrued in that year for services in all capacities was approximately $2.9 million. During 2001, the Company did not make payments to members of the Board for attendance at

Board or committee meetings and the Company did not provide any pension, retirement or similar benefits for directors or executive officers.

     Members of management are eligible for bonuses. For the year ended December 31, 2001, the Company paid $2.7 million for bonuses earned in 2000.

                                   EMPLOYEES

     As of December 31, 2001, the Company had 224 full-time employees of which 57 are members of a labor union. The Company believes its relation with its union employees is satisfactory.

                                SHARE OWNERSHIP

     As of December 31, 2001, the share ownership of Satmex is as follows:

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
                                                              ==========   ==========

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     Prior to October 15, 1997, the Company was not operated as a stand-alone satellite capacity provider, but was operated by the Mexican government as part of the operations of Telecomunicaciones de Mexico, an agency of the Mexican government. In 1997, Loral and Principia formed a joint venture, Firmamento Mexicano, S. de R.L. de C.V. ("Firmamento") to effect the acquisition of Satmex from the Mexican government. Firmamento is owned 65% by Loral and 35% by Principia. Principia, however, holds 51% of Firmamento's voting interests. On November 17, 1997, Corporativo Satelites Mexicanos, S.A. de C.V. ("Acquisition Sub"), an indirect subsidiary of Firmamento, entered into a Stock Purchase Agreement with the Mexican government to acquire 75% of the outstanding capital stock of Satmex from the Mexican government for a purchase price of $646.8 million. On November 17, 1997, Acquisition Sub paid $194.0 million of the purchase price and on December 29, 1997 paid the balance, plus interest. On December 29, 1997, Acquisition Sub was merged into Satmex.

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

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2001, Servicios holds 70.71% of the outstanding capital stock of the Company, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

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

                           RELATED PARTY TRANSACTIONS

     Pursuant to a management services agreement among the Company, Loral and Principia, the Company has agreed to pay a quarterly management fee based on quarterly gross revenue, as defined, of the Company and its subsidiaries as follows: with respect to revenue of less than $25 million, no management fee will be payable, (ii) with respect to revenue in excess of $25 million but less than $32 million, 10% of all revenue in excess of $25 million; and with respect to revenue equal to or in excess of $32 million, 15% of all revenue in excess of $32 million; provided that the management fee will in no event exceed 3.75% of the cumulative gross revenue of the Company and its subsidiaries. The management fee represents compensation paid to Loral and Principia for management services rendered to the Company. For the year ended December 31, 1999, Principia and Loral waived the management fee. For the years ended December 31, 2001 and 2000, the management fee was $2.3 million and $3.2 million, respectively.

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the year ended December 31, 1999, Loral and the Company reduced the license fee to 1.2%. In 2001, 2000 and 1999, Satmex recorded a license fee expense of $1.8 million, $1.9 million and $1.3 million, respectively.

     The Company is a member of the Loral Global Alliance, whose other members are Loral Skynet, Loral Orion, and Loral Skynet do Brasil, subsidiaries of Loral, Europe*Star and Stellat. The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales force and for cooperative marketing and promotional activities. The Company believes that such arrangements will enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage.

     In connection with the privatization, the Company is required to provide 181 MHz C-band and 181 MHz Ku-band capacity to the Mexican government for national security and certain public purposes at no charge. After the Solidaridad 1 failure the capacity provided to the government is 130 MHz C-band and 105 MHz Ku-band. The Company also operates one L-band transponder on the Solidaridad 2 satellite which is owned by the Mexican government. Under the property concession granted by the Mexican government to the Company, the Company pays to the government an annual fee of 7.5% of the value of the property on which the Company's satellite control centers are located.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2001, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

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

     In 1999, Firmamento formed three wholly-owned subsidiaries; Satmex Corporativo, S. de R.L. de C.V., ("Corporate") Satmex Administracion, S. de R.L. de C.V. ("Administration") and Satmex Servicios Tecnicos, S. de R.L. de C.V. ("Technical") (collectively the "Service Companies"). In June 1999, Satmex transferred its management personnel to Corporate and its administrative personnel to Administration. In November 1999, Satmex transferred its union personnel to Technical. Satmex pays these companies cost plus a fee of approximately 6% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2001, 2000 and 1999 this fee was $794,000, $923,000 and $201,000, respectively.

     Service revenue from related parties, primarily the Mexican government, amounted to $14.7 million, $13.8 million and $14.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Loral Skynet billed Satmex $6.7 million for providing capacity on Loral Skynet satellites in 2001.

     Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral to build the replacement satellite for Solidaridad 1.

     In 2001, Enlaces Integra ("Enlaces"), a company owned by Principia and Loral, leased transponder capacity from Satmex. In 2001, service revenue from this lease was $350,000. Also, Satmex agreed to loan Enlaces up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces matures January 4, 2006 and accrues interest at a rate equal to Satmex's weighted average interest cost plus 1%. The maximum available borrowing is $5 million including accrued interest. Further, Enlaces uses services provided from affiliated companies to perform its activities.

     In 2001, Satmex leased transponder capacity to Loral Orion. Service revenue in 2001 was $3.1 million under this lease.

ITEM 8.  FINANCIAL INFORMATION

     See "Item 18 -- Financial Statements" for a list of all financial statements filed as part of this Form 20-F.

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

                               MATERIAL CONTRACTS

     See "Item 4 -- Information on the Company", "Item 5 -- Operating and Financial Review and Prospects" and "Item 7 -- Major Shareholders and Related Party Transactions" for a description of our material contracts.

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

                                    TAXATION

     The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the 10 1/8% Series B Senior Notes (the "Senior Notes"). This summary is based on the tax laws in force as of January 1, 2002 and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the United States.

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

  TAXATION OF DISPOSITIONS

     Gains resulting from the sale or other disposition of the Senior Notes by a Foreign Holder may be subject to Mexican income taxes in certain limited circumstances.

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

  TAXATION OF DISPOSITIONS

     Gain or loss realized by a U.S. Holder on the sale, redemption or other disposition of Senior Notes (less amounts attributable to accrued interest) generally will be long-term capital gain or loss if, at the time of the disposition, the Senior Notes have been held for more than one year. Generally, U.S. Holders that are individuals will be taxed at a preferential rate with respect to long-term capital gains. There are limits on the deductibility of capital losses. Gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, payments of interest and the proceeds of a sale, redemption or other disposition of the Senior Notes payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its federal income tax returns. The backup withholding rate decreased from 31% to 30.5% effective August 6, 2001 and from 30.5% to 30% effective January 1, 2002. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as credit against such holder's U.S. federal income tax liability, provided that the required information is provided to the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

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

                                   REGULATION

REGULATORY FRAMEWORK

     The Federal Telecommunications Law of Mexico (the "Communications Law"), which provides the overall legal framework for the regulation of satellite services in Mexico, became generally effective on June 7, 1995. Under the Telecommunications Law, a provider of satellite services, such as the Company, must operate under a concession granted by the Secretaria de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the "SCT"), pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the voting stock of such a corporation.

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

     Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. The Mexican Federal Telecommunications Commission (COFETEL) is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. The Mexican Telecommunications Commission's duties include, among other things: issuing administrative regulations relating to telecommunications; recommending amendments to existing laws and rules; making recommendations to SCT on applications for the grant, modification, renewal, transfer and revocation of concessions and permits; administering the radio frequency spectrum; promoting and overseeing interconnection of equipment and public telecommunications networks; registering tariffs for telecommunications services and establishing specific obligations relating to tariffs, quality of service and provision of information by carriers with substantial market power; and ensuring that carriers comply with the obligations set forth in concessions and permits.

     Satellite control centers must be established within Mexico for satellites authorized to use Mexican orbital slots. The Communications Law allows satellites licensed to Mexican orbital positions to serve other countries subject to the terms and conditions of treaties with Mexico and subject to the laws of the foreign country. The SCT may grant concessions at any time to foreign satellite systems to serve Mexico subject to applicable treaties and Mexican law. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

     The rules promulgated pursuant to the Communications Law require licensees of satellites intending to provide telecommunications services through one or more transmitting earth stations of their own to obtain a separate license to construct and operate a public telecommunications network. Where the satellite operator intends to provide services other than public telecommunications services through its own earth stations, it must obtain a permit from the SCT. Where a satellite operator intends to provide services other than the lease of capacity by obtaining a separate license or permit, it may provide such services only through an affiliate or subsidiary.

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

     As part of the Orbital Concessions, the Company is required to allocate 181 MHz C-band and 181MHz Ku-band capacity to the Mexican government, free of charge, for national security and certain public purposes. In addition, the Company was required to operate two L-band transponders, one on each of the Solidaridad satellites, which were owned by the Mexican government. After the failure of Solidaridad 1, the capacity provided to the Government was 130 MHz C-band and 105 MHz Ku-band and one L-band transponder on Solidaridad 2. Upon the commencement of commercial service of Satmex 6, the Company will be able to allocate the required C-band and Ku-band capacity to the Mexican government. However, Satmex 6 will not have any L-band transponders.

     Under the Orbital Concessions, the Company is required to: (i) carry out research and development in Mexico, (ii) preferentially staff the control centers with Mexican nationals, and (iii) maintain satellite service continuously and efficiently. As security for the performance by the Company of its obligations under each Orbital Concession, the Company was required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At December 31, 2001, the adjusted amount was approximately 15.6 million pesos per Orbital Concession. Under the terms of the surety bond, the Company has paid to Fianzas Monterrey Aetna, a surety, a premium of 324,000 pesos per Orbital Concession, and the surety has agreed to pay to the Federal Treasury of Mexico, in the event the Company breaches the terms of the Orbital Concessions, a sum of 15.6 million pesos per Orbital Concession. The Orbital Concessions were finalized and published in the Official Gazette on December 30, 1997.

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

  RECIPROCITY AGREEMENT BETWEEN CANADA AND MEXICO

     In April 1999, Mexico and Canada signed an agreement similar to the agreement between Mexico and the United States. In January, 2001, the FSS Protocol between Canada and Mexico was signed.

  ARGENTINE AGREEMENT

     In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain DTH-FSS, BSS and other FSS signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the International Telecommunications Union (the "ITU") as a base, sets forth the terms and conditions for the technical coordination of each party's satellite systems. The parties further agreed to cooperate in assuring compliance with each party's applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000, and the mutual exchange of diplomatic notes has taken place. However, the execution of a more detailed protocol is currently in process.

  ANDESAT AGREEMENT

     On October 24, 1997, Mexico and Member Countries of the Andean Community of Nations (the "Andean Community") entered into a five year agreement regarding coordination between the Mexican satellite system and the Simon Bolivar Andean satellite system, which was amended on March 1, 1999 (the "ANDESAT Agreement").

     Under the ANDESAT Agreement, Satmex has agreed to provide the Andean Community satellite capacity until January 2003 at certain preferred rates. As of December 31, 2001, the Andean Community has the right to use, at no charge, one and one quarter transponders. Subject to certain conditions, ANDESAT has the first purchase option of up to eight transponders for DTH service on Satmex 5 at a price to be agreed upon by the parties and/or the parties reaching a shared utility agreement. If requested, Satmex will provide up to 600 hours of technical assistance at no charge for the design, construction and launch of the Simon Bolivar satellite system. As of December 31, 2001, Satmex has not provided any technical assistance for the Simon Bolivar satellite system. In addition, if requested, Satmex will provide, subject to availability, backup satellite capacity for the first Simon Bolivar satellite.

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

     In determining the effect on competition, the order in DISCO II establishes a presumption that competition will be promoted, and, therefore, that no effective competitive opportunities ("ECO") test is required, in evaluating whether to permit satellites licensed by WTO member countries to provide services covered by the U.S. schedule of commitments under the World Trade Organization Agreement on Basic Telecommunications (the "WTO Basic Telecom Agreement"). Except that if Comsat Corporation seeks to provide domestic services, it will be required to make an appropriate waiver of immunity from suit and demonstrate that the service will enhance competition in the U.S. market. For requests to serve the U.S. market by satellite operators from non-WTO member countries, the FCC will examine the effective competitive opportunities in the foreign markets for U.S. satellite operators to determine if the non-U.S. satellite satisfies the competition component of the public interest analysis.

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

     The Company has held discussions with Canada regarding coordination of Satmex 6, which will be located at 109.2(o)WL.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in currency exchange rates and change in interest rates. The Company from time to time assesses its exposure and monitors opportunities to manage these risks.

  EXCHANGE RATE RISK

     During 2000 and 2001, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 9.0% and 4.4%, respectively. The Company's major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso's devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

  INTEREST RATE RISK

     At December 31, 2001, the fair value, based on quoted market prices, of the Company's fixed rate notes was approximately $190 million. The carrying value of the Company's revolving credit facility and senior secured notes approximates their fair value because their interest rates are based on floating rates. The carrying value of the Company's fixed rate debt exceeded fair value by $130 million. Market risk on the Company's variable rate debt is estimated as the potential increase in annual interest expense resulting from a hypothetical one percent increase in interest rates and amounts to $2.4 million.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     Not applicable.

                                    PART IV

ITEM 18.  FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Index To Financial Statements...............................  F-1
Independent Auditors' Report................................  F-2
Balance Sheets as of December 31, 2001 and 2000.............  F-3
Statements of Operations for the years ended December 31,
  2001, 2000 and 1999.......................................  F-4
Statements of Changes in Stockholders' Equity for the years
  ended December 31, 2001, 2000 and 1999....................  F-5
Statements of Cash Flows for the years ended December 31,
  2001, 2000 and 1999.......................................  F-6
Notes to the Financial Statements...........................  F-7

ITEM 19.  EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2.1       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V.+
    2.2       Contract for the Purchase and Sale of Personal Property
              (Contrato de Compraventa de Bienes Muebles), dated as of
              October 15, 1997, by and between the Federal Government of the United Mexican States and Satelites Mexicanos, S.A. de
              C.V. (English translation).+
    2.3       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V.+
    2.4       Stock Purchase and Sale Agreement (Contrato de Compraventa
              de Acciones), dated as of November 17, 1997, by and between the Federal Government of the United Mexican States and
              Corporativo Satelites Mexicanos, S.A. de C.V. (English
              translation).+
    3.1       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V.+
    3.2       Estatutos Sociales (bylaws) of Satelites Mexicanos, S.A. de
              C.V. (English translation)+
    4.1       Indenture, dated as of February 2, 1998, between Satelites
              Mexicanos, S.A. de C.V. and The Bank of New York, as
              trustee.+
    4.2       Amended and Restated Credit Agreement among Firmamento
              Mexicano S. de R.L. de C.V., Servicios Corporativos
              Satelitales, S.A. de C.V., Satelites Mexicanos, S.A. de
              C.V., the several Lenders from time to time parties thereto,
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as arrangers, DLJ Capital Funding,
              Inc. and Lehman Commercial Paper Inc., as Syndication
              Agents, and Citibank, N.A., as Administrative Agent, dated as of February 23, 1998.+
    4.3       Intercreditor and Collateral Trust Agreement among
              Firmamento Mexicano S. de R.L. de C.V., Servicios
              Corporativos Satelitales, S.A. de C.V., Satelites Mexicanos,
              S.A. de C.V., Citibank, N.A., as Administrative Agent,
              Citibank, N.A., as Indenture Trustee, and Citibank, N.A., as
              Collateral Trustee, dated as of February 23, 1998.+
    4.4       Indenture, dated as of March 4, 1998, among, Satelites
              Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano
              S. de R.L. de C.V. and Servicios Corporativos Satelitales,
              S.A. de C.V., as Guarantors, and Citibank, N.A., as
              trustee.+
    4.5       First Amendment, dated as of June 23, 1998, to the Amended and Restated Credit Agreement among Firmamento Mexicano S.
              de R.L. de C.V., Servicios Corporativos Satelitales, S.A. de
              C.V., Satelites Mexicanos, S.A. de C.V., the several Lenders from time to time parties thereto, Donaldson, Lufkin &
              Jenrette Securities Corporation and Lehman Brothers Inc., as
              arrangers, DLJ Capital Funding, Inc. and Lehman Commercial
              Paper Inc., as Syndication Agents, and Citibank, N.A., as
              Administrative Agent, dated as of February 23, 1998.+

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    4.6       First Supplemental Indenture, dated as of June 30, 1998,
              Supplemental to Indenture, dated as of March 4, 1998, among,
              Satelites Mexicanos, S.A. de C.V., as the Issuer, Firmamento
              Mexicano S. de R.L. de C.V. and Servicios Corporativos
              Satelitales, S.A. de C.V., as Guarantors, and Citibank,
              N.A., as trustee.+
    4.7       Second Amendment, dated as of February 16, 2000, to the
              Amended and Restated Credit Agreement among Firmamento
              Mexicano S. de R.L. de C.V., Servicios Corporativos
              Satelitales, S.A. de C.V., Satelites Mexicanos, S.A. de
              C.V., the several Lenders from time to time parties thereto,
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as arrangers, DLJ Capital Funding,
              Inc. and Lehman Commercial Paper Inc., as Syndication
              Agents, and Citibank, N.A., as Administrative Agent, dated as of February 23, 1998.++
    4.8       Second Supplemental Indenture, dated as of February 16,
              2000, to Indenture, dated as of March 4, 1998, among,
              Satelites Mexicanos, S.A. de C.V., as the Issuer, Firmamento
              Mexicano S. de R.L. de C.V. and Servicios Corporativos
              Satelitales, S.A. de C.V., as Guarantors, and Citibank,
              N.A., as trustee.++
   10.1       Registration Rights Agreement, dated as of February 2, 1998, by and between Satelites Mexicanos, S.A. de C.V. and
              Donaldson, Lufkin & Jenrette Securities Corporation and
              Lehman Brothers Inc., as Initial Purchasers.+
   10.2       Satellite Concession 116.8 degrees W.L.+
   10.3       Satellite Concession 116.8 degrees W.L. (English
              Translation)+
   10.4       Satellite Concession 113.0 degrees W.L.+
   10.5       Satellite Concession 113.0 degrees W.L. (English
              Translation)+
   10.6       Satellite Concession 109.2 degrees W.L.+
   10.7       Satellite Concession 109.2 degrees W.L. (English
              Translation)+
   10.8       Property Concession+
   10.9       Property Concession (English Translation)+
  10.10       Amended and Restated Membership Agreement, dated as of
              August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma,
              S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.+
     12
              Computation of Excess (Deficiency) of Earnings to Fixed
              Charges*.

------------------------------
 + Incorporated by reference from registrant's Registration Statement on Form
   S-4 filed on November 9, 1998 (File No. 333-8880).
++ Incorporated by reference from the registrant's Annual Report on Form 20-F for the year ended December 31, 1999.
 * Filed herewith.

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

                                          SATELITES MEXICANOS, S.A. de C.V.

                                          By: CYNTHIA PELINI
                                            ------------------------------------
                                            Cynthia Pelini
                                            Chief Financial Officer

Date: May 1, 2002

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of December 31, 2001 and 2000.............  F-3
Statements of Operations for the years ended December 31,
  2001, 2000 and 1999.......................................  F-4
Statements of Changes in Stockholders' Equity for the years
  ended December 31, 2001, 2000 and 1999....................  F-5
Statements of Cash Flows for the years ended December 31,
  2001, 2000 and 1999.......................................  F-6
Notes to the Financial Statements...........................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Satelites Mexicanos, S.A. de C.V.

     We have audited the accompanying balance sheets of Satelites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Satelites Mexicanos, S.A. de C.V. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Mexico City, Mexico
February 15, 2002 (May 1, 2002 as to the first paragraph of Note 6.)

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2000
                     (Amounts in thousands of U.S. dollars)

                                                                 2001          2000
                                                              ----------    ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   26,194    $   24,625
  Restricted and segregated cash............................     155,496
  Insurance proceeds receivable (Note 1)....................                   235,338
  Accounts receivable, net..................................       2,042         7,902
  Prepaid insurance.........................................       7,414         7,312
  Due from related parties..................................       7,200         2,525
  Deferred income taxes.....................................       2,161
                                                              ----------    ----------
          Total current assets..............................     200,507       277,702
Satellites and equipment, net...............................     320,725       351,250
Construction in process -- Satmex 6 (Note 1)................      95,092         3,172
Concessions, net............................................     463,521       476,426
Prepaid insurance, non current..............................       3,172         6,597
Deferred financing costs, net...............................       5,929         8,195
Other assets................................................         332           235
                                                              ----------    ----------
          Total assets......................................  $1,089,278    $1,123,577
                                                              ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $   13,626    $    1,000
  Accounts payable..........................................       4,227         4,919
  Accrued expenses (Note 1).................................      18,759        11,332
  Interest payable..........................................      14,196        14,610
  Due to related parties....................................       4,370         9,928
  Deferred revenue -- customers.............................          39         3,957
  Deferred revenue -- Mexican government....................       2,200         2,200
  Deferred income taxes.....................................                     8,590
                                                              ----------    ----------
          Total current liabilities.........................      57,417        56,536
Accrued expenses, non current (Note 1)......................       4,337        15,181
Deferred revenue -- Mexican government......................      76,735        78,935
Deferred income taxes.......................................      19,807        10,205
Long-term debt..............................................     542,374       571,000
                                                              ----------    ----------
          Total liabilities.................................     700,670       731,857
                                                              ----------    ----------
Commitments and contingencies (Note 9)

Stockholders' equity:
  Common stock..............................................     383,547       382,040
  Preferred stock...........................................      31,886        31,886
  Accumulated deficit.......................................     (26,825)      (22,206)
                                                              ----------    ----------
          Total stockholders' equity........................     388,608       391,720
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $1,089,278    $1,123,577
                                                              ==========    ==========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                     (Amounts in thousands of U.S. dollars)

                                                               2001        2000        1999
                                                             --------    --------    --------
Revenue:
  Service revenue..........................................  $128,044    $136,441    $110,020
  Sales-type lease.........................................                            25,500
                                                             --------    --------    --------
                                                              128,044     136,441     135,520
                                                             --------    --------    --------
Operating expenses:
  Satellite operations.....................................    19,768      20,039      17,835
  Selling and administrative expenses......................    22,638      20,263      15,887
  Cost of transponders under sales-type lease..............                            14,234
  License and management fees..............................     3,291       5,149       1,266
  Depreciation expense and amortization of concessions.....    47,252      56,675      61,310
                                                             --------    --------    --------
                                                               92,949     102,126     110,532
                                                             --------    --------    --------
Operating income...........................................    35,095      34,315      24,988
Gain on in-orbit failure of Solidaridad 1 (Note 1).........     7,264     103,114
Interest income............................................     9,269       1,517       1,347
Interest expense and amortization of deferred financing
  costs....................................................   (55,917)    (66,635)    (67,325)
Net foreign exchange gain (loss)...........................        28         (98)          3
                                                             --------    --------    --------
Income (loss) before income taxes..........................    (4,261)     72,213     (40,987)
Deferred income tax benefit (expense)......................     1,149     (17,029)     (5,676)
                                                             --------    --------    --------
Net income (loss)..........................................    (3,112)     55,184     (46,663)
Preferred stock dividend requirement.......................    (1,507)     (1,507)     (1,130)
                                                             --------    --------    --------
Net income (loss) applicable to common stockholders........  $ (4,619)   $ 53,677    $(47,793)
                                                             ========    ========    ========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                (Monetary amounts in thousands of U.S. dollars)

                                             COMMON STOCK         PREFERRED STOCK
                                         ---------------------   -----------------   ACCUMULATED
                                           SHARES      AMOUNT    SHARES    AMOUNT      DEFICIT      TOTAL
                                         ----------   --------   -------   -------   -----------   --------
Balance January 1, 1999................  10,000,000   $379,403                        $(28,090)    $351,313
Issuance of preferred stock............                          606,730   $31,886                   31,886
Net loss...............................                                                (46,663)     (46,663)
Preferred stock dividend requirement...                  1,130                          (1,130)
                                         ----------   --------   -------   -------    --------     --------
Balance December 31, 1999..............  10,000,000    380,533   606,730    31,886     (75,883)     336,536
Net income.............................                                                 55,184       55,184
Preferred stock dividend requirement...                  1,507                          (1,507)
                                         ----------   --------   -------   -------    --------     --------
Balance December 31, 2000..............  10,000,000    382,040   606,730    31,886     (22,206)     391,720
Net loss...............................                                                 (3,112)      (3,112)
Preferred stock dividend requirement...                  1,507                          (1,507)
                                         ----------   --------   -------   -------    --------     --------
Balance December 31, 2001..............  10,000,000   $383,547   606,730   $31,886    $(26,825)    $388,608
                                         ==========   ========   =======   =======    ========     ========

                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                     (Amounts in thousands of U.S. dollars)

                                                              2001        2000         1999
                                                            --------    ---------    --------
OPERATING ACTIVITIES
Net income (loss).........................................  $ (3,112)   $  55,184    $(46,663)
Non-cash items:
  Depreciation expense and amortization of concessions....    47,252       56,675      61,310
  Amortization of deferred financing costs................     2,302        2,180       4,715
  Gain on in-orbit failure of Solidaridad 1 (Note 1)......    (7,264)    (103,114)
  Cost of transponders under sales-type lease.............                             14,234
  Deferred revenue -- customers...........................    (3,918)      (3,921)
  Deferred revenue -- Mexican government..................    (2,200)      (2,200)     (2,200)
  Deferred income taxes...................................    (1,149)      17,029       5,676
  Interest income from restricted and segregated cash.....    (7,440)
Changes in assets and liabilities:
  Accounts receivable.....................................     5,860         (562)       (279)
  Prepaid insurance.......................................     3,323        7,571       3,573
  Accounts payable and accrued expenses...................    (3,345)       3,642     (31,872)
  Interest payable........................................     9,062        1,110        (270)
  Due from/to related parties.............................   (10,233)       8,015         520
  Deferred revenue -- customers...........................                              7,878
  Deferred financing costs and other assets...............      (133)        (782)     (1,400)
                                                            --------    ---------    --------
Cash flow provided by operating activities................    29,005       40,827      15,222
                                                            --------    ---------    --------
INVESTING ACTIVITIES
Use of restricted and segregated cash.....................    83,806
Construction in progress -- Satmex 6......................   (91,920)      (3,172)
Acquisition of equipment, net.............................    (3,822)      (3,480)     (6,306)
                                                            --------    ---------    --------
Cash flow used in investing activities....................   (11,936)      (6,652)     (6,306)
                                                            --------    ---------    --------
FINANCING ACTIVITIES
Use of restricted and segregated cash.....................       500
Borrowings (repayments) under revolving credit facility,
  net.....................................................   (15,000)     (15,000)     30,000
Repayment of senior secured notes.........................    (1,000)      (1,000)    (86,000)
Decrease in interest reserve account......................                              9,765
Capital contributions.....................................                             31,886
                                                            --------    ---------    --------
Cash flow used in financing activities....................   (15,500)     (16,000)    (14,349)
                                                            --------    ---------    --------
Increase (decrease) in cash and cash equivalents..........     1,569       18,175      (5,433)
Cash and cash equivalents at beginning of year............    24,625        6,450      11,883
                                                            --------    ---------    --------
Cash and cash equivalents at end of year..................  $ 26,194    $  24,625    $  6,450
                                                            ========    =========    ========
SUPPLEMENTAL DISCLOSURE
Interest paid.............................................  $ 57,147    $  63,123    $ 61,923
                                                            ========    =========    ========

NON-CASH ACTIVITIES

     In 2001, the Company received $235.3 million of insurance proceeds related to the in-orbit failure of Solidaridad 1 as restricted and segregated cash.
                       See notes to financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  (Monetary amounts expressed in U.S. dollars)

 1.  THE COMPANY

     Satelites Mexicanos, S.A. de C.V. (the "Company" or "Satmex") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 35 nations and territories in the Latin American region.

     On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V. ("Principia"), through Firmamento Mexicano, S. de R.L. de C.V. ("Firmamento"), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento's voting interests. The remaining 25% of Satmex's capital stock was retained by the Mexican government.

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

     In August 2000, Satmex's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc. ("SS/L"), a wholly owned subsidiary of Loral, to build the replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in January 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. In December 2001, Satmex reduced the liability for the estimated cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. This reduction was recorded as additional gain on the in-orbit failure of Solidaridad 1.

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

     Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

                                                                2001       2000       1999
                                                              --------   --------   --------
Current exchange rate at December 31,.......................  Ps. 9.14   Ps. 9.60   Ps. 9.52
Weighted average exchange rate..............................      9.34       9.46       9.56

  Foreign currency transactions

     Transactions denominated in foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the Company's functional currency at the rate of exchange in effect at the balance sheet date. The effect of changes in exchange rates is recorded in the results of operations.

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

  Restricted and segregated cash

     In accordance with the Company's debt agreements, the insurance proceeds from the failure of Solidaridad 1 are restricted to use for debt service on the Company's senior secured notes and revolving credit facility and for payments toward the construction and launch of Satmex 6. Upon receipt of the net insurance proceeds of $235.3 million, Satmex allocated $50.0 million of the proceeds for debt service and the remainder of the proceeds towards the construction and launch of Satmex 6. At December 31, 2001, Satmex had $155.5 million of restricted and segregated cash of which $41.8 million is available for debt service on the senior secured notes and revolving credit facility and $113.7 million is available for the construction and launch of Satmex 6.

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

     Costs incurred in connection with the construction and successful deployment of the Company's satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 6 was $3.5 million for the year ended December 31, 2001 and capitalized interest related to the construction of Satmex 5 was $1.6 million for the year ended December 31, 1999.

     Gains or losses from in-orbit satellite failures, after consideration of insurance proceeds, are recorded in the period the failure occurs.

     Except for the Company's in-orbit satellites, all the Company's long-lived assets are located in Mexico.

  Concessions

     The Mexican government granted Satmex the rights to three 20-year concession titles (the "Concessions"), to operate in three orbital slots; 109.2 degrees W.L., 113.0 degrees W.L. and 116.8 degrees W.L. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. The Concessions are being amortized over 40 years. Amortization expense totals $12.9 million annually.

  Deferred financing costs

     Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 2001, 2000 and 1999 was $2.3 million, $2.1 million and $4.7 million, respectively.

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

  Labor benefits, indemnification payments and other benefits plans

     At December 31, 2001 and 2000 the Company has no obligation for statutory seniority premiums and severance costs because the Company uses external services from affiliated companies to perform its activities. The Company has no obligation for post-retirement health care insurance or other benefits.

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

     The carrying value of the Company's senior secured notes approximate fair value because the interest rate is based on floating rates. At December 31, 2001, the fair value of the Company's fixed rate notes based on quoted market prices was $190 million.

  Foreign exchange forward contracts

     The Company has used foreign exchange forward contracts to hedge the Company's net monetary liabilities in foreign currencies. Gains and losses from the contracts are included in the component "Net foreign exchange gain (loss)" in the Statements of Operations. No such contracts were outstanding at December 31, 2001 and 2000.

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

     Revenue from Innova, S. de R.L. de C.V. ("Innova"), an affiliate of Grupo Televisa, represented 19%, 18% and 31% of service revenue for the years ended December 31, 2001, 2000 and 1999, respectively. Revenue from the Mexican government represented 8%, 7% and 10% of service revenue for the years ended December 31, 2001, 2000 and 1999, respectively.

     Approximately 55%, 53% and 78% of the Company's service revenue for the years ended December 31, 2001, 2000 and 1999, respectively, was generated from customers in Mexico.

  Value added tax

     The Company collects value added tax based on revenue from its customers. Value added taxes previously paid for the acquisition of assets or operating expenses may be offset against value added tax collected from customers.

  Reclassifications

     Certain reclassifications have been made to conform prior year amounts to the current year's presentation.

3.  ACCOUNTS RECEIVABLE

                                                              DECEMBER 31,
                                                            -----------------
                                                             2001      2000
                                                            ------    -------
                                                             (IN THOUSANDS)
Customers.................................................  $3,827    $ 6,243
Value added tax recoverable...............................              1,853
Other.....................................................     261      1,514
Allowance for uncollectible accounts......................  (2,046)    (1,708)
                                                            ------    -------
                                                            $2,042    $ 7,902
                                                            ======    =======

4.  SATELLITES AND EQUIPMENT

                                                            DECEMBER 31,
                                                        ---------------------
                                                          2001         2000
                                                        ---------    --------
                                                           (IN THOUSANDS)
Satellites (Note 1)...................................  $ 409,119    $409,119
Equipment.............................................     25,647      24,627
Furniture and fixtures................................      6,321       5,817
Leasehold improvements................................      2,772       2,763
Construction in progress..............................      4,245       2,187
                                                        ---------    --------
                                                          448,104     444,513
Accumulated depreciation..............................   (127,379)    (93,263)
                                                        ---------    --------
                                                        $ 320,725    $351,250
                                                        =========    ========

     Depreciation expense was $34.4 million, $43.8 million and $48.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                              DECEMBER 31,
                                                           ------------------
                                                            2001        2000
                                                           ------      ------
                                                             (IN THOUSANDS)
AMOUNTS RECEIVABLE:
Enlaces..................................................  $3,672      $   --
Mexican government agencies..............................   2,557       1,320
Loral....................................................     517         583
Principia................................................     386         605
Service companies........................................      68          17
                                                           ------      ------
                                                           $7,200      $2,525
                                                           ======      ======
AMOUNTS PAYABLE:
Loral....................................................  $  768      $6,275
Principia................................................     109         380
Service companies........................................   3,493       3,255
Firmamento...............................................                  18
                                                           ------      ------
                                                           $4,370      $9,928
                                                           ======      ======

     Transactions with related parties, not otherwise disclosed, are as follows:

  Enlaces

     In 2001, Enlaces Integra ("Enlaces") a company owned by Principia and Loral leased transponder capacity from Satmex. In 2001, service revenue from this lease was $350,000. Also, Satmex agreed to loan Enlaces up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces matures January 4, 2006 and accrues interest at a rate equal to Satmex's weighted average interest cost plus 1%. The maximum available borrowing is $5 million including accrued interest. Further, Enlaces uses services provided from affiliated companies to perform its activities.

  Revenue

     Service revenue from related parties, primarily the Mexican government, amounted to $14.7 million, $13.8 million and $14.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

  Replacement Capacity

     Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $6.7 million for providing capacity on Loral Skynet satellites in 2001.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the years ended December 31, 2001 and 2000, the management fee was $2.3 million and $3.2 million, respectively. For the year ended December 31, 1999, Loral and Principia waived the management fee.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the years ended December 31, 2001, 2000 and 1999, the license fee was $1.8 million, $1.9 million and $1.3 million, respectively.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. For the years ended December 31, 2001, 2000 and 1999, the rent expense under this agreement was $317,000, $289,000 and $253,000, respectively.

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies cost plus a fee of approximately 6% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2001, 2000 and 1999, this fee was $794,000, $923,000 and $201,000, respectively.

  Guarantee arrangements

     In connection with the loan agreements (see Note 6), Firmamento and Servicios have provided and continue to provide guarantees on behalf of the Company.

 6.  LONG-TERM DEBT

                                                             DECEMBER 31,
                                                         --------------------
                                                           2001        2000
                                                         --------    --------
                                                            (IN THOUSANDS)
Senior secured notes (6.58% and 11.16% at December 31,
  2001 and 2000, respectively).........................  $236,000    $237,000
Fixed rate notes.......................................   320,000     320,000
Revolving credit facility (11.01% at December 31,
  2000)................................................                15,000
                                                         --------    --------
Total debt.............................................   556,000     572,000
Less, current maturities...............................    13,626       1,000
                                                         --------    --------
                                                         $542,374    $571,000
                                                         ========    ========

     At December 31, 2001, a technical default existed with respect to the Company's Senior Secured Notes due to the failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the Senior Secured Note Indenture. On April 23, 2002, the Company made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. Concurrently with these payments, the Company retroactively reduced the amount available for borrowing under its revolving credit facility by $34.2 million. The Company believes that the payment on April 23, 2002 cured the technical default of the Senior Secured Notes. The Company believes that the calculation of the 2000 prepayment is correct. However, there can be no assurance that the holders of the Senior Secured Notes will not object to the Company's calculation, in which event, the holders of the Senior Secured Notes may have additional claims against the Company. At

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

December 31, 2001, the Company classified $12.6 million, representing the 2001 and 2000 principal repayments, as current portion of long-term debt.

     Following the retroactive reduction, the Company has $15.8 million available for borrowing under its revolving credit facility (the "Credit Facility") which bears interest, at the Company's option, at rates based on margins over LIBOR or the base rate specified in the credit agreement. The Company pays a commitment fee on the unused portion of this facility. The Credit Facility expires December 29, 2002.

     On February 2, 1998, the Company issued $320 million 10.125% fixed rate notes due November 1, 2004 (the "Fixed Rate Notes"). The Fixed Rate Notes are unsecured and rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior debt of the Company, including the Credit Facility and the Senior Secured Notes.

     On March 2, 1998, the Company issued $325 million of senior secured floating rate notes due June 30, 2004 (the "Senior Secured Notes"). The Senior Secured Notes rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior indebtedness of the Company including the Credit Facility and the Fixed Rate Notes. The Senior Secured Notes bear interest, at the Company's option, at rates based on LIBOR or the base rate specified in the credit agreement, are redeemable at the option of the Company and are secured equally and ratably with the Credit Facility by substantially all of the assets of the Company. In addition, the Senior Secured Notes and the Credit Facility are guaranteed by Firmamento and Servicios.

     Both the Credit Facility and the Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels and impose limits on the Company's spending for capital expenditures. In addition, the Credit Facility, Senior Secured Notes and the Fixed Rate Notes contain limitations on indebtedness, investments, business combinations and other customary restrictions. At December 31, 2001, Satmex was in compliance with all covenants governing its other debt agreements.

     The Company is required to make quarterly redemption payments on the Senior Secured Notes of $250,000 through March 31, 2004, plus additional prepayment from excess cash flow, as defined in the indenture, with the balance due on June 29, 2004. In 1999, in addition to the required redemption payments totaling $1 million, the Company prepaid $85 million of the Senior Secured Notes.

     On January 10, 2000, Satmex solicited from its holders of the Senior Secured Notes and the participants in its Credit Facility for an amendment to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%. On February 16, 2000, this amendment was declared effective.

     The aggregate maturities of debt are as follows (in thousands):

2002........................................................  $ 13,626
2003........................................................     1,000
2004........................................................   541,374
                                                              --------
                                                              $556,000
                                                              ========

 7.  STOCKHOLDERS' EQUITY

     At December 31, 2001 and 2000 the Company's issued and outstanding capital stock was comprised of a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares, respectively in both years.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     On March 12, 1999, at an extraordinary general meeting of Satmex's stockholders it was agreed to increase the fixed capital stock by $56.1 million through the authorization of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2001, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%. Loral and Principia own 65% and 35% of Servicios, respectively.

     The issued and outstanding capital stock of the Company consisted of the following:

                                                            DECEMBER 31,
                                                       -----------------------
                       SERIES                             2001         2000
                       ------                          ----------   ----------
A Common stock.......................................   2,601,000    2,601,000
B Common stock.......................................   2,499,000    2,499,000
N Common stock.......................................   4,900,000    4,900,000
C Preferred stock....................................     606,730      606,730
                                                       ----------   ----------
                                                       10,606,730   10,606,730
                                                       ==========   ==========

     At December 31, 2001 and 2000 the capital stock and the notional value is as follows:

                                    2001                            2000
                        ----------------------------    ----------------------------
     DESCRIPTION          SHARES          AMOUNT          SHARES          AMOUNT
     -----------        ----------    --------------    ----------    --------------
                                      (IN THOUSANDS)                  (IN THOUSANDS)
Common stock:
  Fixed portion.......       5,000       $      6            5,000       $      6
  Variable portion....   9,995,000        383,541        9,995,000        382,034
                        ----------       --------       ----------       --------
                        10,000,000       $383,547       10,000,000       $382,040
                        ==========       ========       ==========       ========
Preferred stock:
  Fixed portion.......     606,730       $ 31,886          606,730       $ 31,886
                        ==========       ========       ==========       ========

     Stockholder's equity except restated capital paid by stockholders and net taxable retained earnings adjusted for inflation in accordance with Mexican tax law, will be subject to a 35% dividend tax in the event of distribution. Restatement of capital paid and net tax retained earnings are computed in accordance with certain tax procedures which is approximately the accumulated effect of inflation on both items.

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

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

 8.  INCOME TAXES

     The income tax (benefit) expense for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                                  2001       2000       1999
                                                 -------    -------    ------
                                                        (IN THOUSANDS)
Deferred.......................................  $(1,149)   $17,029    $5,676
                                                 -------    -------    ------
Net income tax (benefit) expense...............  $(1,149)   $17,029    $5,676
                                                 =======    =======    ======

     The components of the net deferred income tax asset and (liability) are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           2001        2000
                                                         --------    --------
                                                            (IN THOUSANDS)
Tax loss carryforwards.................................  $ 83,010    $161,069
Deferred revenue.......................................    23,937      24,936
Other, net.............................................     1,305         918
Satellites and equipment...............................   (64,145)    (64,228)
Gain on in-orbit failure of Solidaridad 1..............     3,747     (79,570)
Concessions............................................   (49,143)    (42,785)
Prepaid insurance......................................    (3,861)     (4,968)
Deferred financing costs...............................    (1,775)     (2,327)
                                                         --------    --------
Subtotal...............................................    (6,925)     (6,955)
Less valuation allowance...............................    10,721      11,840
                                                         --------    --------
Net deferred tax liability.............................  $(17,646)   $(18,795)
                                                         ========    ========

     The net deferred income tax liability is classified as follows:

                                                            2001       2000
                                                           -------    -------
                                                             (IN THOUSANDS)
Current deferred income tax assets.......................  $ 2,161
                                                           =======
Current deferred income tax liabilities..................             $ 8,590
                                                                      =======
Long-term deferred income tax liabilities................  $19,807    $10,205
                                                           =======    =======

     At December 31, 2001 the Company had tax loss carryforwards of approximately $237 million which expire from 2008 to 2010 and credits available against the asset tax of approximately $43.7 million which expire in 2003. Due to the uncertainties regarding the Company's ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $10.7 million at December 31, 2001 against the deferred tax assets.

     The provision for income taxes, for the years ended December 31, 2001, 2000 and 1999 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

                                                  2001      2000        1999
                                                 -------   -------    --------
                                                        (IN THOUSANDS)
Tax (benefit) expense at Mexican statutory
  income
  tax rate (35%)...............................  $(1,491)  $25,275    $(14,345)
Inflation component and effect of
  remeasurement................................    1,386    (3,409)     12,362
Non deductible expenses........................       75        59          98
Change in valuation allowance..................   (1,119)   (4,701)      8,013
Other..........................................               (195)       (452)
                                                 -------   -------    --------
Net income tax (benefit) expense...............  $(1,149)  $17,029    $  5,676
                                                 =======   =======    ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

     The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, as defined in the law, less certain liabilities, which is payable to the extent it exceeds amounts due for income taxes. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. This ruling will have a favorable effect to reduce the Company's asset tax in the future. Any asset taxes paid may be used to offset future income taxes payable if certain conditions are met. For the year ended December 31, 2001, the Company had no asset tax liability.

     On January 1, 2002, the Mexican government enacted a new income tax law that reduces the statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The effect of this change on the deferred tax assets and liabilities will be recognized in 2002.

     On January 1, 2002, the Mexican government amended existing legislation to impose a fee on all satellite service providers. The fee is based on megahertz used in the C- and Ku-bands. Satmex believes that it has sufficient credits available under the amended law to significantly offset this fee.

     Further, the Mexican government amended the tax law, on January 1, 2002, to broaden the scope of telecommunications services subject to a 10% tax. The Company believes that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company's interpretation. Final resolution of this matter will be determined by the Mexican courts.

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $117,000. Rent expense under this lease was $1.4 million, $1.3 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

     Future minimum lease receipts due from customers under non-cancelable operating leases for transponder capacity on satellites in-orbit as of December 31, 2001, are as follows (in thousands):

2002........................................................  $ 76,807
2003........................................................    67,053
2004........................................................    56,059
2005........................................................    31,166
2006........................................................    26,286
Thereafter..................................................   112,120
                                                              --------
                                                              $369,491
                                                              ========

10.  REVENUE BY CUSTOMER LOCATION

     The following table presents revenue by country based on customer location for the years ended December 31, 2001, 2000 and 1999:

                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Mexico......................................................  $ 69,826   $ 72,068   $ 85,304
United States...............................................    50,992     58,094     48,322
Other.......................................................     7,226      6,279      1,894
                                                              --------   --------   --------
          Total.............................................  $128,044   $136,441   $135,520
                                                              ========   ========   ========