Form 20-F
period 2002-12-31
SATELITES MEXICANOS SA DE CV
filed 2003-06-30
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Commission File No. 333-8880

SATELITES MEXICANOS, S.A. de C.V.

Blvd. M. Avila Camacho No. 40
Col. Lomas de Chapultepec
11000 Mexico, D.F.
Mexico
(52) 55-5201-0800

Jurisdiction of incorporation: Mexico
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
10 1/8 % Series B Senior Notes due 2004

The number of outstanding shares of capital stock as of December 31, 2002 was:
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

          This annual report includes or incorporates “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “ project,” “intend,” or “outlook” or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company’s control. Some of these factors and conditions include: partial or total failure of the Company’s in-orbit satellites; the Company’s reliance on certain customers; the Company’s operations are located in Mexico; competition in the Company’s industry; and the Company owes significant amounts of money. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. The Company undertakes no obligation to update any forward-looking statement.

 i

PART I

Item 3. Key Information

SELECTED FINANCIAL DATA

          The following table presents selected financial information for Satélites Mexicanos, S.A. de C.V. (“we,” “us” or the “Company” or “Satmex”) for the five years in the period ended December 31, 2002. The information was derived from our audited financial statements. The audited financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Operating and Financial Review and Prospects” and to our financial statements, and the related notes thereto, included elsewhere herein.

	Years ended December 31,

	2002	2001	2000	1999	1998

	(Amounts in millions of U.S. dollars)
Statement of Operations Data:
Revenue(1)	$85.0	$128.0	$136.4	$135.5	$104.8
Operating income (loss)(1)	(1.4)	35.1	34.3	25.0	32.8
Income (loss) before income taxes and extraordinary loss(1)	(28.8)	(4.3)	72.2	(41.0)	(17.2)
Deferred income tax benefit (expense)(1)	8.8	1.1	(17.0)	(5.7)	(0.9)
Income (loss) before extraordinary loss(1)	(19.9)	(3.1)	55.2	(46.7)	(18.1)
Net income (loss)(1)	(19.9)	(3.1)	55.2	(46.7)	(23.7)
Net income (loss) applicable to common stockholders(1)	(21.4)	(4.6)	53.7	(47.8)	(23.7)
Other Data:
Depreciation and amortization	$47.4	$47.3	$56.7	$61.3	$48.7
Capital expenditures	123.2	95.7	6.7	6.3	152.3
Excess (deficiency) of earnings to fixed charges	(43.0)	(7.7)	72.2	(42.5)	(37.7)
Balance Sheet Data (at end of period):
Total assets	$1,011.1	$1,089.3	$1,123.6	$1,041.7	$1,138.0
Long-term debt	523.4	542.4	571.0	587.0	608.0
Stockholders’ equity(1)	368.7	388.6	391.7	336.5	351.3

(1)	In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the then committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

EXCHANGE RATES

          The following table presents the period-end, average, low and high Noon Buying Rate for the purchase and sale of dollars, each expressed in pesos per dollar. The exchange rate translations presented should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated.

	Exchange Rate(1)

Year ended December 31,	Period End	Average(2)	Low	High

1998	9.90	9.24	8.04	10.63
1999	9.48	9.56	9.24	10.60
2000	9.62	9.47	9.18	10.09
2001	9.16	9.33	8.95	9.97
2002	10.31	9.66	9.00	10.36

(1)	Source: Federal Reserve Bank.

(2)	Average of month-end rates.

          The following table sets forth for each month in the six-month period ended on May 31, 2003, the high and low Noon Buying Rate, all expressed in pesos per dollar.

	Noon Buying Rate(1)

Month ended	High	Low

December 31, 2002	10.43	10.10
January 31, 2003	10.98	10.32
February 28, 2003	11.06	10.77
March 31, 2003	11.24	10.66
April 30, 2003	10.77	10.54
May 31, 2003	10.42	10.11

(1)	Source: Federal Reserve Bank.

          On June 26, 2003, the Noon Buying Rate was Ps. 10.4580 per dollar.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

          This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believes”, “expects”, “plans”, “may”, “will”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below. We undertake no obligation to update any forward-looking statement.

Factors relating to Satmex

We are currently negotiating new financing and the extension or restructuring of our current debt. If these efforts are not successful, we may not be able to make future payments on our indebtedness.

               At March 31, 2003, we had total debt of $524.1 million. In April 2003, we received confirmation of approval from Compagnie Francaise d’Assurance pour le Commerce Exterieur, known as Coface, for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, we received confirmation of approval from the Export-Import Bank of the United States, or Ex-Im Bank, for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiation of final documentation. In order to complete the Ex-Im Bank and Coface financings, we will have to repay, refinance or restructure our floating rate notes and our fixed rate notes. We have hired a financial advisor to assist us in the restructuring of our indebtedness. In addition, we are considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If we are unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that we will be able to fulfill our financing strategy or to complete and launch the Satmex 6 satellite, and our financial condition and results of operations will be materially adversely affected. Further, if our indebtedness is not restructured, we do not expect future cash flows to be sufficient to make future interest and principal payments on our indebtedness.

We have incurred significant indebtedness, including secured indebtedness, to acquire and launch our satellites that may limit our cash flow for capital expenditures and other expenses.

               A significant portion of our cash flow is used to service our debt, which in turn affects our ability to pay our other expenses and to fund our capital expenditures. The level of our indebtedness has had and may continue to have important consequences. For example, it has:

•	limited cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	increased our vulnerability to general adverse economic and industry conditions;

•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

•	placed us at a relative disadvantage to our competitors that have less debt and greater operating and financing flexibility than we do; and

•	limited, through covenants in our indebtedness, our ability to borrow additional funds.

               We cannot assure you that the restrictions contained in agreements governing our indebtedness will not impair our ability to finance our future operations or capital needs or engage in other business activities.

We may not be able to meet our planned schedule for launching or commencing operations of Satmex 6. Extensive delays in the launch or commencement of operations of Satmex 6 could affect our ability to generate revenue in the short term.

               We originally planned to launch Satmex 6 in the first quarter of 2003. However, as a result of production and launch schedule delays, we do not expect to be able to launch Satmex 6 until the second half of 2003. We may experience additional delays that may result in our further postponing the launch of Satmex 6. Satellite launches may be delayed for several reasons, including delays in the manufacture of satellites or launch vehicles or the periodic unavailability of optimum launch dates.

               Any significant delay in the commencement of service of Satmex 6 would delay the revenue anticipated to be generated by the satellite. It could also cause us to lose some customers that have indicated interest in Satmex 6. In addition, if we are unable to complete the Ex-Im Bank, Coface and other financing arrangements on satisfactory terms, we cannot assure you that we will be able to fulfill our financing strategy or complete and launch the Satmex 6 satellite, and our financial condition and results of operations will be materially adversely affected.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial loss of Satmex 6. Satmex 6 could also fail to achieve its designated orbital location after launch.

               We may experience launch failure with respect to Satmex 6 that could result in the partial or total loss of the satellite. Satellite manufacture and launch involve complex processes and technology, and we rely on contractors for both the manufacture and the launch of our satellites. Even if launched into orbit, a satellite may fail to enter into its designated orbital location or we may use more fuel than planned to place a satellite into its orbital location and, as a result, reduce the orbital maneuver life of the satellite.

               In December 2002, Arianespace, the French company that will be launching Satmex 6, experienced a failure of its Ariane 5 ECA rocket minutes after blast off. The rocket crashed into the Atlantic Ocean and all satellites on board were irretrievably lost. Satmex 6 will not be launched on the Ariane 5 ECA rocket, but rather on the Ariane 5G+ rocket, which is a modified version of the Ariane 5G. The Ariane 5G has performed more reliably than the Ariane 5 ECA in the past. However, we cannot assure you that there will not be a failure of the launch vehicle upon the launch of Satmex 6. While a loss of Satmex 6 from a launch failure would generate insurance proceeds for us, our ability to increase our revenues would be materially adversely affected.

               The indenture governing our floating rate notes contains covenants that may cause us to default under that indenture.

               The indenture governing our floating rate notes contains financial, operating and negative covenants, all of which restrict us in some way. If we default on any of those covenants, we would be in default under our floating rate notes. As of March 31, 2003, approximately $204.1 million aggregate principal amount of floating rate notes was outstanding. In 1999, our stockholders contributed $31.9 million of capital to us so that we could pay down debt in order to ensure compliance with certain covenants contained in our debt agreements. We do not expect our shareholders to contribute any more equity in similar situations. If we cannot meet our financial covenants, we will be in default under our floating rate notes, and the holders of those notes will have the right to accelerate the payment of those notes. If our indebtedness is accelerated we will not have sufficient resources to repay all of the accelerated principal.

               In February 2000, we amended certain financial covenants in our floating rate note indenture and our now expired credit agreement to more closely align those covenants with our then-current business trends and covenants then-prevalent in the satellite industry. In connection with those amendments, we agreed to pay a consent fee to approving debtholders and lenders and to increase the applicable interest rate margin on the debt by up to 0.75%. In March 2003, we again sought consent from the holders of our floating rate notes to amend the financial covenants in the indenture to more closely align those covenants with our business trends. The consent solicitation was successful, and we paid a fee to consenting holders of our floating rate notes of 0.25%. In addition to amending the financial covenants, the amendments to the floating rate note indenture provided that a default would occur under the floating rate notes if we fail to complete the Ex-Im Bank and Coface financings on or prior to September 30, 2003. A failure to complete those financings would result in a default under the floating rate note indenture, which could cause a cross default under the indenture governing our fixed rate notes.

               Our ability to find additional financing is limited.

               In the future, we may require additional financing in order to service our indebtedness and fund our operations. We may not have sufficient resources or have access to financing on terms acceptable to us if at all. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are beyond our control, such as the willingness of our equity holders to contribute additional capital to finance any cash flow deficiency.

               Our financial condition and prospects may be materially and adversely affected by ratings downgrades.

               On November 1, 2002, Moody’s Investor Services lowered its ratings of our senior unsecured indebtedness from “B3” to “Ca.” A “B3” rating is the sixth lowest rating category out of 21 used by Moody’s. A “B” rating describes obligations that Moody’s believes generally lack characteristics of a desirable investment where there is little assurance that interest and principal payments will be made or of maintenance of other terms will be kept over a long period of time. “Ca” is the second lowest rating category out of 21 and describes obligations that Moody’s believes are speculative in a high degree and that are often in default or have other marked shortcomings.

               On September 23, 2002, Standard & Poor’s lowered our long term foreign issuer credit rating from “B” to “CCC+.” A “B” rating is the eighth lowest rating category out of 22 used by S&P and a “CCC+” rating is the sixth lowest rating out of 22. A “B” rating describes an obligation that S&P believes is more vulnerable to nonpayment than obligations rated “BB,” but where the obligor has the capacity to meet its financial commitment on the obligation at that time. S&P believes that adverse business, financial, or economic conditions will likely impair the “B” rated obligor’s capacity or willingness to meet its financial commitments. A “CCC+” rating describes an obligation that S&P believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial or economic conditions, S&P believes that a “CCC” rated obligor is not likely to have the capacity to meet its financial commitment on the obligation.

                As a result of these negative credit ratings and downgrades, our sources of short-term financing have become limited, which impedes our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of our existing customers.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings.

               The satellite industry is subject to continuous, rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on the basis of cost, quality or functionality. It may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. Although we believe that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of our business, we cannot assure you as to the nature and extent of the impact on us of technological change.

Our in-orbit satellites remain vulnerable to failure.

               Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life. Satellites are carefully built and tested and have certain redundant systems in case of failure. However, in-orbit failure may result from various causes including:

•	component failure;

•	loss of power or fuel;

•	inability to control positioning of the satellite;

•	solar and other astronomical events; and

•	space debris.

               Repair of satellites in space is not feasible. Many factors affect the useful lives of satellites. These factors include:

•	station-keeping fuel consumption;

•	the quality of manufacture;

•	gradual degradation of solar panels or other components; and

•	the durability of components.

               On August 29, 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Previously, Solidaridad 1, which was built by Boeing Space Systems (formerly Hughes Space and Communications), and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time.

               At December 31, 2002, our Solidaridad 2 and Satmex 5 satellites had remaining estimated useful lives of 6.3 and 11 years, respectively. Solidaridad 2 was manufactured by Hughes Space and Communications and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

                In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System (“XIPS”), which provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system and the first system as the back-up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy.

We may not be able to obtain acceptable insurance coverage for our satellites at commercially reasonable rates.

               While we have obtained in-orbit insurance for Solidaridad 2 and Satmex 5, a satellite failure may result in a decrease in our profits, which loss would not be insured. The in-orbit insurance for Solidaridad 2 expired in November 2002 and the in-orbit insurance for Satmex 5 expires in December 2003. In November 2002 we renewed the in-orbit insurance for Solidaridad 2 for a one-year period on terms that differed from the original policy. The renewal policy for Solidaridad 2 does not insure against an in-orbit failure due to the loss of the satellite’s control processors, the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Further, the new policy raises the percentage of the satellite’s capacity that must be impaired before a total loss can be declared from 50% to 75%. We cannot guarantee that we will be able to renew the insurance at the end of these periods, or that if renewal is available, that it would be on terms acceptable to us. Any uninsured loss would have a material adverse effect on our results of operations and financial condition.

A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.

               A large portion of revenues are derived from a small number of customers. Approximately 35 of our customers account for approximately 80% of our current revenue base, and our top 10 customers represented approximately 53% of our revenues during 2002. Our largest customer is Hughes Network Systems, a wholly owned subsidiary of Hughes Electronics Corporation. Revenue from Hughes Network Systems represented 15% and 10%, of service revenue for the years ended December 31, 2002, and 2001, respectively. We expect that Hughes Network Systems will represent a greater portion of our service revenue in 2003. Revenue from the Mexican government represented 8%, 8% and 7% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively. If any of our significant customers cancelled their contracts with us or failed to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

               During 2001 and 2002, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. Additional terminations occurred in the first quarter of 2003. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect on our results of operations.

Many of our customers are in the telecommunications industry, which is currently suffering from financial difficulties.

               As of December 31, 2002, customers representing approximately 61% of our revenues were in the telecommunications industry. The telecommunications industry has been suffering economically in recent years, and has generally seen a decrease in that industry’s ability to fund its own growth and development. As a result, we recently have seen the cancellation and non-renewals of some of our long-term contracts with telecommunications customers. As of December 31, 2002, approximately 23% of our revenues were derived from customers in the telecommunications industry under contracts with a remaining term greater than 5 years. If these contracts are cancelled prior to their expiration, our revenue would decline and we would be adversely affected.

We operate in a highly competitive environment.

               The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. While we continue to be the leading provider of domestic fixed satellite services in Mexico, our Mexican market share has been reduced by these new competitors. Future additional reduction in market share may have a corresponding adverse effect on our revenue. For the year ended December 31, 2002, approximately 49% of our revenues were from satellite services provided in Mexico.

               We also face competition from companies in our markets in the United States and Latin America. PanAmSat has a fleet of 21 satellites, including 14 that serve the Latin American market. Intelsat, a former international consortium, has 24 satellites, including 9 that cover Latin America. New Skies Satellites N.V. has a fleet of six satellites including two that serve Latin America. In November 2000, Telesat Canada successfully launched the Anik F1 satellite, which serves all of the Americas. Further, in 2001, SES Astra merged with GE Americom to form SES Global. SES Global has a fleet of 39 satellites, of which 19 serve Latin America. We cannot assure you that we will be able to compete successfully with our competitors. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and impact our ability to service our debt obligations.

               Further, we face competition from land-based telecommunications services. For example, in the past we have experienced a number of contract cancellations or nonrenewals by customers that switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications. Further build-out of this infrastructure could hurt our revenue.

There are potential conflicting interests between us and our shareholders.

               Our shareholders, Loral Space & Communications Ltd. (together with its subsidiaries, “Loral”) and Principia, S.A. de C.V. (“Principia”) own and have interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet and Loral Skynet do Brasil own or are building satellites, the footprints of which overlap or are planned to overlap with those of our satellites. We have, together with Loral Skynet, Skynet do Brasil and Europe*Star, a joint venture between Loral and Alcatel, adopted a marketing policy that provides for collaboration and cross-selling among the Loral Global Alliance members. If, however, the members of the Loral Global Alliance do not collaborate but rather compete in areas of overlapping capacity, conflicting commercial interests between us and the Loral entities may arise. If Loral Skynet and Skynet do Brasil do not collaborate with us or vice versa under the Loral Global Alliance, Loral Skynet and Skynet do Brasil might compete directly with us for customers.

Disagreements between Loral and Principia could result in deadlock.

               We may undertake certain material actions only with the prior agreement of both Loral and Principia. If Loral and Principia are unable to reach an agreement, it could lead to a management deadlock, which would hurt us. To resolve this deadlock, Loral or Principia may seek to sell its interests or, alternatively, buy the interests of the other. This could in turn result in a change of control under our debt documents, which would entitle certain of our debtholders to require us to buy back their debt, including in some cases at a purchase price equal to 101% of the principal amount. A change of control may, under certain circumstances, also result in a termination of our concessions from the Mexican government.

If Servicios defaults in the payment of certain debt owed to the Mexican government, the Mexican government would gain control of us.

               Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), which directly owns 70.71% of our capital stock, issued to the Mexican government in December 1997, a note in the principal amount of $125.1 million, which accrues interest at 6.03%, matures in December 2004 and is secured by Loral’s and Principia’s holdings in Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), our parent company. This obligation is subject to early prepayment under certain circumstances, including upon a failure by Loral and Principia to maintain sufficient collateral to secure Servicios’ obligation to the Mexican government. Servicios will depend upon dividends from us to repay this obligation to the Mexican government. We do not believe that Servicios will have the resources to repay this obligation when due. If Servicios were to default in the payment of this obligation, the Mexican government would have the right to foreclose upon the Firmamento interests. This would result in the Mexican government gaining control of us. It is a condition to the closing of the Ex-Im Bank and Coface financing arrangements that Servicios is able to restructure its obligation to the Mexican government on terms acceptable to it. Servicios is in discussions with the Mexican government to extend this obligation.

You probably will not be able to effect service of process in the United States upon our officers or our Mexican directors.

               We are a Mexican company and most of our directors, all of our officers, and nearly all of our assets are located in Mexico. As a result, you probably will not be able to effect service of process on our Mexican directors or our officers in the United States, and you will probably need to effect service of process on them in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or our officers outside of Mexico.

Factors relating to regulatory environment

Our business is regulated, causing uncertainty and additional costs.

          Our business is regulated by the Mexican authorities. The services we provide outside of Mexico and into other countries in Latin America and the United States subject us to regulations in those countries. For example, we need to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we need, and so increase our cost of doing business. For example, the concessions granted to us by the Mexican government require that we reserve approximately 7% of our satellite capacity for use by the Mexican government free of charge. Moreover, the concessions are subject to government regulations, which may make modifications to or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational and pricing requirements on us, which would hurt our results of operations and financial condition.

          The regulatory process also requires that we negotiate with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere with each other. Because we cannot guarantee the results of negotiations with third parties, “frequency coordination” is an additional source of uncertainty. For example, we are currently working to coordinate our Satmex 6 satellite through the Mexican government with the government of Canada. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

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

We are subject to different corporate disclosure requirements than U.S. companies.

               Investors may not be able to obtain as much publicly available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities. Therefore, potential investors may not be able to as easily ascertain the risks of our company as they would if we were a U.S. company.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us.

               For the year ended December 31, 2002, approximately 49% of our service revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, such as those experienced beginning in December 1994 or economic developments in or affecting Mexico, could generally hurt the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses. In the year 2002, the Mexican gross domestic product grew only at a rate of 0.9% and, as a result, consumer purchasing was lower than previously forecast, reducing income to our customers and adversely affecting our revenues.

Currency devaluations may impair our ability to service our debt.

               Changes in the value of the peso relative to the dollar could adversely affect our financial condition and results of operations. We bill our customers in dollars, but customers may pay us in pesos at the prevailing exchange rate on the date of payment. At the same time, all of our debt obligations are denominated and paid in dollars. Therefore, a decline in the dollar relative to the peso between the date of billing and the date of collection could adversely affect our revenues.

               The value of the peso sharply declined in the 1990s compared to the dollar. The devaluation of the peso in 1990s increased the peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations. In addition, any further devaluation of the peso may negatively affect the value of Mexican securities, such as ours. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for us. We may in the future consider entering into such arrangements considering the then-relevant risks, costs and other factors.

Exchange controls may impair our ability to obtain dollars to make dollar-denominated payments.

               The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including our fixed rate notes and our floating rate notes.

Political developments in Mexico may adversely affect us.

               The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental action concerning the economy and state-owned enterprises could have a significant impact on Satmex, Mexican private sector entities in general, and on market conditions, prices and returns on Mexican securities, including our financial obligations.

               Although the government of Mexico has pursued policies of economic liberalization and deregulation in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. For example, in past years Mexico has experienced considerable political, social and economic instability, which resulted in economic recessions and significant volatility in exchange rates, reduced availability of credit, high inflation and high interest rates. Since 1995, the government has implemented a series of economic reform measures designed, among other things, to stabilize the peso and reduce inflation. Although the peso/U.S. dollar exchange rate has since remained relatively stable and inflation has recently been reduced, such stability may not continue. We do not have and do not intend to obtain political risk insurance.

Payment of judgments against us would be in pesos.

               In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. Although we are contractually required, and intend, to make payments of all amounts owed under our fixed rate notes and our floating rate notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting the pesos to U.S. dollars.

If we are declared subject to reorganization under Mexican law, holders may find it difficult to collect payment on our fixed rate notes and our floating rate notes.

               If we were subject to a reorganization proceeding in a Mexican court, our obligations under our fixed rate notes and our floating rate notes:

•	would be converted into pesos at the exchange rate prevailing at the time of a declaration of bankruptcy or concurso mercantil and from pesos into inflation indexed units at the exchange rate prevailing at that time;

•	would be dependent upon the outcome of the reorganization proceeding and payment, if any, would occur at the time claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

•	would cease to accrue interest.

We cannot assure holders that they would be able to collect payment on the fixed rate notes or the floating rate notes in dollars, or at all, if we became subject to bankruptcy proceedings.

Mexican law and regulations may impair creditors’ ability to enforce certain rights in Mexico.

               Under Mexican law, our creditors have their rights limited in the following ways:

•	any obligation to pay interest on interest is currently not enforceable under Mexican law;

•	the floating rate notes and the fixed rate notes may not constitute negotiable instruments under Mexican law and, therefore, if you initiate an action against us in a Mexican court, that court may not grant an immediate lien on our property;

•	service of process by mail does not constitute effective service under Mexican law, and if a final judgment based on service of process by mail was made outside of Mexico, it would not be enforceable in Mexico;

•	any judgments as a result of enforcement proceedings in Mexico would be payable in Pesos; and

•	payment of obligations under the floating rate notes or the fixed rate notes would depend on the outcome of a reorganization proceeding, which is likely to be very lengthy.

Item 4. Information on the Company

General Description

          We are the leading provider of fixed satellite services in Mexico and are expanding our services to become a leading provider of fixed satellite services throughout Latin America. We provide transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. We also provide satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. We are also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite.

          We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in Latin America. Our broadcasting customers include Grupo Televisa, MVS Multivision, Television Azteca and PCTV and our telecommunications services customers include Telmex, Pemex and Elektra. Our data and Internet customers include Hughes Network Systems and Verestar.

          We currently own and operate two satellites, Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0 degrees W.L. and 116.8 degrees W.L., respectively, and will be launching a third satellite, Satmex 6, in the second half of 2003. In total, we have 96 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental United States, the Caribbean and all of Latin America, other than certain regions in Brazil. We also own another satellite, Morelos 2, which is in an inclined orbit.

          Satmex 6 is in the final stages of manufacture and testing. We have contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build this satellite. It is scheduled to be launched in the second half of 2003 and is designed to provide broader coverage and higher power levels than any satellite in the Satmex fleet.

          In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and we received an insurance payment of $235 million, which was used to service debt and to invest in the manufacture, launch and insurance of a new satellite, Satmex 6.

          Since our privatization in 1997, we have expanded our sales outside Mexico through our direct sales force, our participation in the Loral Global Alliance and, to a lesser extent, our network of agents, distributors and value-added resellers in the Latin American region. This regional expansion is a result of the broader footprint of the Satmex 5 satellite. The footprint of Satmex 6 is designed to cover an equally broad region.

The Satmex Satellites

          We own and operate two geostationary communications satellites, Solidaridad 2 and Satmex 5. Satmex 6, the high-powered replacement of Solidaridad 1, is currently being manufactured and is scheduled to be launched during the second half of 2003. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit, an orbit that conserves fuel.

          The currently operating Satmex satellites have a total capacity of 3,456 MHz (96 36MHz transponder equivalents), consisting of 1,728 MHz of C-band (48 36MHz transponder equivalents) and 1,728 MHz of Ku-band (48 36MHz transponder equivalents) capacity. Upon the replacement of Solidaridad 1 with Satmex 6, the Satmex system is expected to have total capacity of 5,616 MHz (156 36MHz transponder equivalents), consisting of 3,024MHz of C-band (84 36MHz transponder equivalents) and 2,592 MHz of Ku-band capacity (72 36MHz transponder equivalents).

          The footprints of our satellites are designed to encompass the region extending from Argentina to the northern United States.

Satmex 5

          Satmex 5 was launched in December 1998 and occupies the 116.8 degrees W.L. orbital position. Satmex 5, a BS 601 HP, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of December 31, 2002, the satellite had an estimated operational life of 11 years and is currently operating in a satisfactory condition.

          Satmex 5 has approximately ten times the power (as measured in total watts) of Morelos 2 and has a footprint extending from substantially all of the 48 contiguous United States to Argentina. Major Latin American countries that are covered by the Satmex 5 footprint include Mexico, Argentina, Venezuela, Chile and Colombia. Major U.S. cities include Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco and Washington, D.C.

          In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System (“XIPS”), which provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system, and the first system as the back-up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy.

Solidaridad 2

          Solidaridad 2 was launched on October 7, 1994 and occupies the 113.0 degrees W.L. orbital position. As of December 31, 2002, the satellite had an estimated operational life of 6.3 years and is currently operating in a satisfactory condition. A BS 601 model, the satellite has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents) and 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents).

          Major Latin American countries covered by the Solidaridad 2 footprint include Mexico, Argentina, Venezuela, Chile, Colombia, Guatemala, Belize and Cuba. Major U.S. cities covered include Los Angeles, San Antonio, Houston, Dallas and San Francisco. In addition, major U.S. cities that can be covered by Solidaridad 2 spot beams include Miami and New York.

Satmex 6

          Satmex 6, the replacement satellite of Solidaridad 1, is being manufactured by Space Systems/Loral, a subsidiary of Loral, and is scheduled to be launched in the second half of 2003 to the 109.2 degrees W.L. orbital position. Satmex 6, a FS 1300X Satmex model, will have a total of 60 36MHz transponders, 36 in C-band and 24 in Ku-band. Upon initiating operations, Satmex 6’s operating life is expected to be 15 years.

          Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in the Satmex fleet. It will be roughly 300% more powerful than Solidaridad 1 and roughly 50% more powerful than Satmex 5. It will have hemispherical coverage in both C- and Ku-bands. From Canada to Argentina, Satmex 6 will cover all the 48 contiguous United States and Hawaii, the Caribbean and all of Latin America and Brazil.

Solidaridad 1

          On August 29, 2000, our Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Boeing Space Systems (formerly Hughes Space and Communications) and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time.

          Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of

$12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. We used the net insurance proceeds toward the manufacture, launch and insurance of a replacement satellite (Satmex 6), as well as for debt service.

Morelos 2

          Morelos 2 was launched on November 27, 1985. Morelos 2 was placed in inclined orbit in August 1998, earlier than expected, in order to extend its useful life. An HS 376, it has 12 36MHz and six 72MHz transponders in C-band (24 36MHz transponder equivalents) and another four 108MHz transponders in Ku-band (12 36MHz transponder equivalents).

          From July 31 to August 26, 2002, satellite maneuvers were executed to relocate Morelos 2 from the 120.2 degrees W.L. orbital position to 109.2 degrees W.L. orbital position. Morelos 2 is in an inclined orbit and is no longer available for commercial purposes.

Landing Rights

          We have secured landing rights to provide a variety of satellite-based communications services in 40 countries in the Western Hemisphere, including the United States. We are in the process of updating our landing rights agreements to include Satmex 6.

Satellite Control Centers and Property Concession

          Once a satellite is placed in its orbital location, specialized earth stations monitor its health, control and positioning through the end of its in-orbit lifetime. Under the terms of our concessions, we currently operate our satellites through two satellite control centers. The first is located at Iztapalapa, Federal District, Mexico and the second is located at Hermosillo, Sonora, Mexico. These centers, aggregating 31,500 square meters, are designed to monitor user frequencies and to ensure that the satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint.

          The primary control center is composed of a building that houses (i) the telemetry, tracking and control (TT&C) systems, (ii) an equipment maintenance area, (iii) a communications signal monitoring area, (iv) a dynamic simulator, which allows for the simulation of spacecraft dynamics and control maneuvers, and (v) antennae for the control, monitoring and in-orbit testing of satellites. The primary control center forms part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile service systems. While we are the only occupant of the building that houses the satellite control center, we are required to share the site’s water facilities with the rest of the complex.

               In order to control and operate Satmex 6, we have installed new state-of-the-art technology hardware and software in both control centers. As of December 31, 2002, that investment was approximately $3.1 million dollars.

          We own the equipment within the control centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use the land and buildings. Under the terms of the concessions, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located. For the years ended December 31, 2002, 2001 and 2000, the rent expense under this agreement was $321,000, $317,000 and $289,000, respectively.

Properties

          We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which the satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $118,000. Rent expense under this lease was $1.6 million, $1.4 million, and $1.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. We believe our facilities are adequate for our present needs.

Insurance

          Under the floating rate note indenture, as well as under the fixed rate note indenture, we have agreed that we will maintain in-orbit insurance for Solidaridad 2 and Satmex 5 in an amount equal to the replacement value of such satellites plus $25million in each case.

          Upon launch of Satmex 5 in 1998, we purchased a five-year policy providing for $250 million of insurance for Satmex 5. This insurance policy for Satmex 5 expires on December 4, 2003.

          The insurance coverage on Satmex 5 provides that if 50% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums. Upon renewal of this policy, we expect that 50% constructive total loss provisions will no longer be available in the market on commercially reasonable terms. Currently, policies in the marketplace contain 75% constructive total loss provisions.

          We currently have insurance for Solidaridad 2 under terms reflecting current market conditions. Solidaridad 2 is insured for replacement value plus $25 million, which we have determined to be $125 million. The insurance coverage on Solidaridad 2 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums.

          Our insurance for Solidaridad 2 includes substantial exclusions relating to the Spacecraft Control Processor (“SCP”) and the motor drivers, which have been identified by insurers as at risk of failure. The primary and secondary SCPs have failed in three BS601s, including Solidaridad 1, resulting in the complete loss of those satellites. Currently, the primary SCP on Solidaridad 2 is operating normally, and we believe the secondary SCP is functional and would allow for uninterrupted service from the satellite in the event of a primary SCP failure, giving us redundant SCP capacity on Solidaridad 2. However, a failure of the primary and secondary SCPs would result in a complete and uninsured loss of Solidaridad 2.

          Furthermore, the insurance policies on Satmex 5 and Solidaridad 2 include customary exclusions such as (i) military or similar actions, (ii) anti-satellite devices, (iii) governmental actions, (iv) nuclear reaction or radiation contamination, (v) willful or intentional acts of us or our contractors, (vi) loss of income, indirect and consequential damages and (vii) third-party claims against us.

          We are in the process of obtaining launch insurance for Satmex 6. Prior to launch, we intend to insure Satmex 6 for $300 million against failure during launch or its first year in orbit. Documentation is currently being negotiated and we anticipate no exclusions other than as customary.

          The control centers are covered by insurance policies against risk to the buildings and their contents, including the antennae and equipment. To date, no claim has been made against the insurance policies covering the control centers or the insurance policies covering Solidaridad 2 and Satmex 5.

Business Strategy

          The focus of our business strategy is to increase our customer base throughout our coverage area and to increase the number of services provided to each customer by:

•	enhancing our regional presence;

•	strengthening our position in sectors that benefit from fixed satellite services advantages; and

•	growing with our current customer base and offering value-added solutions.

     Enhance our regional presence

          Due to our extensive coverage, technical characteristics designed for our target markets and culturally-attuned customer support, we are one of the leading regional satellite operators in the Americas. Our fleet has a footprint that reaches almost the entirety of the North and South American continents and has superior design coverage over our domestic market, Mexico. However, the failure of our satellite Solidaridad 1 on August 29, 2000 reduced our sellable capacity significantly. We are close to completing the manufacture of a new satellite, Satmex 6, to replace Solidaridad 1 and increase our capacity. We have taken extra steps to ensure the design and manufacture quality of our new satellite by implementing a satellite and launch quality control process and by establishing a field office where a highly experienced engineering and consultant team supervises the design and manufacture program.

          Satmex 6 was designed to provide satellite services across the Americas. Its footprint will allow us to improve our presence in North America as well as in key segments of Latin America. The design of Satmex 6 creates an opportunity for our customers to expand their businesses by providing high performance levels in markets where telecommunications infrastructure is limited. Most of Latin America qualifies as a target market because fiber optic cables only reach major cities and the coastlines. We expect that both Satmex 5 and Satmex 6 can generate incremental growth from these markets.

          In addition, we are targeting the Hispanic population in the United Sates. Hispanics are a significant and rapidly growing segment of the U.S. population and have sufficient resources to pay for subscriber television and Internet services. Often, Spanish-speaking parents in the United States want their children to maintain their native language skills. Moreover, these individuals prefer content from their own region and are not entirely satisfied with general “Spanish-speaking” programming.

          Our contracts are long term, which creates a base to ensure revenues for the coming years and reduces our exposure to cancellations and renewal risks. We continue to seek long term contracts and have recently extended the contracts of our most important customers in Mexico, at attractive rates, despite intense competition.

          In order to provide full regional services, we are constantly working to resolve regulatory and political issues to increase our landing rights throughout the Americas. We expect to take advantage of the current liberalization of regulations in certain countries and islands of the region to further increase our landing rights and negotiate more favorable terms for the existing ones.

     Strengthen our position in sectors that benefit from fixed satellite services advantages

          As part of our strategy, we are strengthening our position in areas where satellite service is the best solution to serve our customer needs. These are typically video distribution, broadband applications and other point to multi-point services. Except for rural telephony, which is only provided through satellite, we do not expect to grow in voice transmission services, where terrestrial infrastructure has an economic advantage.

          To strengthen our position as a provider of video distribution, we launched a new video platform called “Satmex Maximo.” The platform is designed to provide a highly effective alternative to export video content from Latin America to the Hispanic market in the U.S. Under this program we are taking advantage of already having the premiere Mexican programmers under long-term contracts to attract new programmers and create a cable neighborhood of Hispanic content to be distributed in the United States. From an Atlanta facility, the channels will be combined and transmitted to U.S. cable head-ends on Satmex 5, C-band (and will be transmitted on Satmex 6 once it is launched). Major U.S. cable operators will be able to access our satellites and deliver Satmex Maximo content to the growing Hispanic community in the U.S. We are providing cable operators with the required antennas to receive our satellite signals, which will allow them access Satmex Maximo’s content from anchor tenants and top Latin American programmers that take advantage of satellite strengths.

          Our fleet is designed to provide broadband services throughout the Americas. We plan to penetrate the broadband market with “satellite natural” applications. Broadband satellite networks are especially attractive to markets where terrestrial infrastructure is inadequate or non-existent. These markets include developing countries as well as rural and underserved areas of developed countries.

          Applications of broadband service involve point to multipoint solutions such as Internet direct-to-home, corporate very small aperture terminal (VSAT) networks, and solutions for government objectives, among others. To increase our participation in the broadband market, we are exploring strategic alliances, joint-ventures and revenue sharing initiatives with technology providers, teleports and resellers in order to offer turn-key solutions to our customers.

          Distance learning is an attractive opportunity as it provides an interactive data, audio and video uplink to and from the remote distance learning site and the central location. This is attractive in many areas of Mexico and Latin America that do not have access to universities or other facilities with communication infrastructure.

     Grow with our current customer base and offer value-added solutions

          We intend to increase capacity utilization levels with both current and new customers by promoting mutual business growth and by reacting to emerging market trends that may enhance our customers’ businesses. We regularly develop tailor-made marketing solutions that match our current available capacity characteristics with our customers’ needs. In this process, we have begun to offer bundled services that include satellite capacity, equipment and maintenance for video, data and broadband customers such as state-owned TV stations, corporate users and telecommunication service carriers.

          To maintain the satisfaction of our current customers, we have implemented a customer retention strategy based on customer support and commercial flexibility. This customer-oriented strategy strengthens our relationship with current customers, reduces cancellation risk and promotes the expansion of their business on our satellites.

     Emerging trends in the television industry

          Video distribution is a natural application for satellite capacity as it is point to multi-point. While satellite direct-to-home television systems are common, cable operators also use satellites to downlink their signals. In recent years, digital compression technology has reduced the need for satellite capacity by compressing signals to operate within a smaller bandwidth. However, other developments have offset this impact. Services such as High Definition Television (HDTV) require more bandwidth than regular television. By offering local channels (local-to-local), subscription television (cable and satellite direct-to-home) will generate greater demand for satellite services. Rising demand for national and foreign channels also has begun to stimulate demand for satellite capacity. For example, demand in the United States for Spanish language programming is rising rapidly, as is demand in Latin America for U.S. channels. We are seeking to enter the market for Spanish language programming in an effort to create demand for our satellite services.

Services

          We provide satellite transmission capacity to broadcasting customers for network and cable television programming, direct-to-home television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. In addition, we provide satellite transmission capacity to telecommunications service customers for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. We also provide satellite connectivity to the Internet backbone for ISPs (Internet Service Providers). We offer our customers part-time service, varied power and footprint service, grades of service protection and value-added services.

     Broadcasting Transmission Services

          Satellite capacity is utilized for broadcasting transmission services by various national and international networks for point-to-point and point-to-multi-point distribution of television programs, video signals and other services, including distance learning, business television, special events and live reports. Customers include private and state-owned broadcasting networks, cable television programmers and direct-to-home operators.

          Broadcasting customers use satellite capacity to transmit coverage of live scheduled special events, such as the World Cup, to programmers on an ad hoc basis. We also provide broadcasting transmission services to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis.

          Broadcasting customers also use satellite capacity for “backhaul” operations, such as transporting programming from a broadcaster’s foreign news bureau to a broadcast center for simultaneous or later transmission. Our service in this area is focused on the transportation of program material and syndicated programming for broadcasters on a scheduled basis.

     Telecommunications Transmission Services

          We provide satellite capacity for domestic and international telecommunications transmission services to public and private telecommunications networks. These networks belong to companies across the spectrum in financial, industrial and commercial operations, as well as government and education, transportation and tourism, and media companies. Companies may lease channels, circuits or fractions of a transponder, allowing these transponders to be shared among several users.

          We provide satellite capacity to carriers that use the capacity as part of their communications network on a national or international basis. Our services include the provision of satellite capacity to carriers that provide public and private networks for data, voice and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide customers cost savings for large, geographically dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations and increased network availability and lower transmission error rates.

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

          We provide satellite capacity to domestic and regional communications centers in Latin America. The provision of satellite capacity to carriers involves relatively low marketing and operating costs and promotes the use of satellite networks for business communications in Latin America. The Mexican government currently represents one of the largest users of communications facilities in Mexico.

          We offer transponder capacity for end-to-end satellite services for two types of private business communications networks: international digital services networks and very small aperture terminal (VSAT) networks. International digital services networks consist of rooftop antennas and are used by customers that have relatively steady flows of information to and/or from all of the points in the network. Because of their large transmission requirements, international digital services networks require dedicated, permanent communications links to each point. Very small aperture terminals networks differ from international digital services networks in that very small aperture terminals networks consist of very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. Through the use of very small aperture terminals technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity.

     Internet Service Providers

          We provide satellite capacity to deliver high-speed satellite-based Internet connectivity, offering a variety of configurations, throughout most of North America and Latin America. Our fleet provides an efficient means by which ISPs, service integrators, infrastructure enablers, universities, governments and other corporations may utilize Internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. We believe that these benefits, together with Latin America’s lack of infrastructure, geographic dispersion and low population density indicate that demand for Internet connectivity via satellite, in both the consumer and corporate markets, will have strong growth in the future.

Customers

          We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. A large portion of our revenues are derived from a small number of customers. Approximately 35 of our customers account for approximately 80% of our current revenue base, and our top 10 customers represented approximately 53% of our revenues during 2002. Our largest customer is Hughes Network Systems, a wholly owned subsidiary of Hughes Electronics Corporation. Revenue from Hughes Network Systems represented 15% and 10% of service revenue for the years ended December 31, 2002, and 2001, respectively. We expect that Hughes Network Systems will continue to expand its capacity requirements and represent a greater portion of our service revenue in 2003. Revenue from the Mexican government represented 8%, 8% and 7% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively.

          During 2001 and 2002, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. Some terminations occurred in the first quarter of 2003, but we do not expect terminations and non-renewals to be significant throughout the remainder of 2003. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect of our results of operations.

          Approximately 49%, 55% and 53% of our service revenue for the years ended December 31, 2002, 2001 and 2000, respectively, were generated from customers in Mexico.

Sales and Marketing

     Sales Force

          Our sales force is divided by geographic markets. The majority of our sales force is fluent in at least two of Spanish, English and Portuguese, enabling them to communicate comfortably with individuals in domestic and foreign companies. We have been increasing our sales force in order to execute our Satmex 6 pre-sales and sales campaign.

          We are a member of the Loral Global Alliance, which is currently composed of Satmex, Loral Skynet, Skynet do Brasil and Europe*Star. The Loral Global Alliance provides for cross-selling arrangements among the alliance members’ respective sales forces and for cooperative marketing and promotional activities. We believe that such arrangements enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. Revenues from customers referred from the Loral Global Alliance represented approximately 17% of our 2002 revenues.

     International Sales

          Our satellites have broad international footprints and landing rights. Markets in the Western Hemisphere as a whole are similar for the major broadcasting and telecommunications transmission segments. We have expanded our sales outside of Mexico through our direct sales force, our participation in the Loral Global Alliance and our network of agents, distributors and value-added resellers in the Latin American region.

     Tariffs

          Our existing tariffs are comparable to those of other satellite operators, such as Loral Skynet, SES Americom and PanAmSat.

          Prior to our privatization in 1997, a rigid pricing structure had been required by Mexican law and impeded the customization of service. Under the Federal Telecommunications Law passed in 1995, we are allowed to establish rates and terms and conditions for services. Tariffs must be filed with the Mexican Federal Telecommunications Commission (COFETEL) prior to their taking effect, but price changes do not require prior governmental approval. However, regulators may specify maximum tariffs, minimum service quality and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider at this point in time.

     Contracts

          The terms of our current contracts with customers range from one year to end-of-life. Substantially all of our customers’ contracts are non-cancelable or carry a substantial cancellation penalty.

          All of our customers have lease contracts that are denominated in U.S. dollars and require payment during the beginning of each month for which satellite services are provided. Any late payment is generally subject to an interest charge. Our domestic customers may pay the Mexican peso equivalent of the U.S. dollar lease amount calculated on the basis of the spot exchange rate at the time of payment. We set our prices to customers in U.S. dollars and operate in a manner intended to minimize the effect of fluctuations in exchange rates. Nonetheless, fluctuations of the exchange rate and other developments related to currencies could adversely affect our customers’ demand for our services and their ability to pay for them.

Competition

          Technological advances in satellite systems and deregulation in the worldwide satellite market have led to the globalization of the satellite industry and an increasingly competitive framework both for domestic and international services. We face competition from other satellite companies as well as telecommunications companies that offer competing services via satellites or terrestrial facilities.

          We compete with PanAmSat, Intelsat, SES Global, and New Skies in providing international satellite services in Latin America. PanAmSat has a fleet of 21 satellites, including 14 that provide some coverage of Latin American markets. Intelsat, a former inter-governmental organization, provides satellite services around the world with a fleet of 24 satellites, including 9 that provide some coverage of Latin American markets. Currently, New Skies Satellites has a fleet of six satellites including two that serve Latin America. In November 2000, Telesat Canada successfully launched the Anik F1 satellite, which serves all of the Americas. Further, in 2001, SES Astra merged with GE Americom to form SES Global. SES Global has a fleet of 39 satellites, of which 19 serve parts of Latin America. We cannot assure you that we will be able to compete successfully with our competitors.

          The U.S. Open-Market Reorganization for the Betterment of International Telecommunications Act (“ORBIT”) requires that Intelsat conduct an initial public offering (“IPO”) of its equity securities no later than July 30, 2004. The privatization of Intelsat allowed it to become more commercially focused. The public offering will allow it to raise capital to expand and grow.

          Several new satellites compete in our current and proposed coverage areas and others are in the manufacture or planning stages. These new satellites (other than replacement satellites not significantly larger than the ones they replace) have increased the capacity available for the provision of services that compete with our services. After a satellite has been successfully delivered in orbit, the variable cost of transmitting additional data via the satellite is minimal. Accordingly, absent a corresponding increase in demand, this new capacity can be expected to result in price reductions. Price reductions in transponder leases could have a material adverse effect on our revenue and our ability to service our indebtedness.

          As land-based telecommunications services expand, demand for our services may be reduced. For example, in the past we have experienced a number of contract cancellations or non-renewals by customers who switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost and further build-out of this infrastructure could hurt our revenue.

     Domestic Market

          We are one of the main providers of fixed satellite services in Mexico, which for the year ended December 31, 2002, accounted for approximately 49% of our total revenues. The Mexican Federal Telecommunications Law currently allows competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services.

          The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra (an affiliate of Satmex). PanAmSat registered 11satellites and SES Global registered seven satellites to provide satellite service in Mexico. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding adverse effect on our revenue.

          Our competition for the provision of satellite capacity for transmissions into Mexico, whether originating in Mexico or abroad, also comes from telecommunications companies with fiber optic networks. Fiber optic lines have expanded significantly in recent years, and lend themselves to inter-city high volume transmissions, particularly point to point services. They are limited, however, in their ability to compete with satellites to link a high number of low volume points scattered across a wide or remote area. For television and radio services, the costs associated with reaching subscribers is much higher with fiber optic networks than it is with satellite transmissions.

          Our satellites were designed and built to cover the Mexican domestic market and therefore have broad footprints and high power levels for coverage of Mexico. We believe that our orbital slots have superior positioning in relation to the majority of our competitors that have access to the Mexican market. In addition, the Fixed Satellite Services Protocol between the United States and Mexico permits us to currently land international signals in the U.S. market and provide domestic services in the United States upon obtaining all necessary licenses and authorizations from the FCC.

          We believe that we have several advantages over foreign and international satellites with regard to power, capacity, price and ability to offer superior customer service, which should allow us to maintain our leadership position in domestic services.

     Central and South American Markets

          We face competition in Central and South America from several satellite operators. These include PanAmSat, Intelsat, SES Americom, New Skies Satellites, Hispasat, Star One and Nahuelsat. Partly in response to the development of satellite services in the United States, the greater capacity of new satellites and the development of the region, satellite operators have begun expanding into the Central and South American markets. The FCC has approved the international offerings of companies such as PanAmSat and SES Americom from orbital positions originally intended solely for the United States.

          These satellite operators have concentrated on distributing television programming to cable systems as well as direct to home. Latin America will probably continue to rely on satellite communications more extensively than other regions because most of the region’s countries have low population densities and low telecommunications equipment densities, heavy forest cover, mountainous terrain and desert areas.

          With the upcoming launch of Satmex 6, we believe that we will improve our presence in the Latin American market.

     U.S. Market

          The U.S. commercial satellite market is currently dominated by three major competitors: Loral Skynet, PanAmSat and SES Americom. Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services, another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This relatively low percentage for telecommunications transmission services can partially be explained by the high demand for multi-channel pay television, which reaches more than 90% of all U.S. homes, and by the fiber optic telephony network and the widespread use of wireless systems.

          The Fixed Satellite Services Protocol between the United States and Mexico allows Mexican satellites to offer international and domestic services in the United States, subject to obtaining all necessary FCC regulatory approvals, and allows U.S. satellites to offer international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services and certain domestic fixed satellite services. Satellites licensed by the United States were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic fixed satellite services in the United States beginning on January 1, 1998. This allows our customers to target the Hispanic population in the United States. We believe that this protocol and the upcoming launch of Satmex 6 will improve our presence in North America. The footprint of Satmex 6 was designed to provide satellite services in the U.S. market.

Item 5. Operating and Financial Review and Prospects

Overview

          We hold concessions from the government of Mexico to operate satellites in three orbital positions. We own and operate two geostationary communications satellites, Solidaridad 2 and Satmex 5, in two of those positions. We plan to launch a third satellite, Satmex 6, in the second half of 2003. We also own another satellite, Morelos 2, which is in an inclined orbit. We operate in the fixed satellite services segment and are the leading provider of such services in Mexico and are expanding our services to become a leading provider of such services throughout the Americas. We are also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the Internet backbone via satellite. We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

          On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries “Loral”) and Principia, S.A. de C.V. (“Principia”) acquired 75% of our issued and outstanding stock from the government of Mexico for $647 million through Firmamento Mexicano, S. de R. L. de C.V. (“Firmamento”). Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. The remaining 25% of our capital stock was retained by the Mexican government.

          On March 30, 1999, we issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in our common stock. The preferred stock can be exchanged at our option into our common stock, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2002, Servicios Corporativos Satelitales, S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

Recent Trends in the Satellite Industry

          Early in 2001, the telecommunications sector began to suffer a sharp downturn. Supply increased as a result of a build-out of fiber optics capacity around the world. At the same time, demand was reduced via compression technology that allows more efficient utilization of telecommunications capacity. Also in 2001, the Internet sector, one of the primary growth drivers for satellite services, also suffered a downturn from which it has not yet recovered. The worldwide business climate began to slow down and Latin America, because of its more volatile economies, has suffered to a greater extent.

          This industry downturn affected both satellite operators and their customer base. As of 1999, voice customers began to switch to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the Internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From July 2001 to December 2002, our backlog decreased by $98 million.

          At the same time, satellites themselves have been increasing in size, capacity, power levels and the surface of the earth to which their signals can reach. The use of compressed data has increased capacity of satellites to offer more data. The result has been lower utilization rates across the fixed satellite services industry.

          During this period, in part because Latin America is recognized as a market with long-term growth potential, competition has increased in our market. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. A total of 18 satellites were registered to provide satellite service in Mexico. Given the lower marginal cost to provide satellite service once a satellite is in place, prices of fixed satellite services have fallen over the last two years.

          Due, however, to lower pricing as well as early economic recovery, we are beginning to see new demand for fixed satellite services. Technological advances, such as high definition television, are working in our favor because this service requires more bandwidth than regular television. In addition, the requirement that subscription television (cable and satellite direct to home) offer local channels (local-into-local) will entail significantly greater demand for satellite services. Rising demand for national and foreign channels has also begun to stimulate demand for satellite capacity. For example, demand in the United States for Spanish language programming is rising rapidly as is demand in Latin America for U.S. channels. Satmex is seeking to enter the market for Spanish language programming in an effort to create demand for its satellite services.

Satellite Operations

          In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. We used the net insurance proceeds towards the manufacture, launch and insurance of a replacement satellite and have contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build the replacement satellite, known as Satmex 6. We also used a portion of the net insurance proceeds for debt service. Satmex 6 is scheduled to be launched in the second half of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 20002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

          In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion system of the Xenon Ion Propulsion System (“XIPS”), which provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, we were able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Failures related to XIPS have occurred on other BS 601 HP spacecraft. Performance on both Satmex 5 XIPS systems is normal. Currently, however, we are using the second XIPS system as the primary propulsion system, and the first system as the back-up. In addition, Satmex 5 has a chemical propulsion system in place to provide further redundancy.

          At December 31, 2002, our Solidaridad 2 and Satmex 5 were operating normally and had remaining estimated useful lives of 6.3 and 11 years, respectively.

Results of Operations for the Year Ended December 31, 2002 Compared to December 31, 2001

     Revenue

          Service revenue for 2002 was $85.0 million, as compared to $128.0 million for 2001. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by contract cancellations of $13.7 million and non-renewals of $29.3 million. As previously disclosed, the transponder lease for our then-largest customer, Innova, ended on March 31, 2002. Innova represented approximately $1.5 million and $25 million of revenue for years ended December 31, 2002 and 2001, respectively.

          Early indications in 2003 suggest that the trend of cancellations and non-renewals has slowed. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect on our results of operations.

     Operating expenses

          Operating expenses decreased to $86.5 million in 2002, from $92.9 million in 2001, as described below.

          Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $17.1 million for 2002, as compared to $19.8 million in 2001. The decrease is primarily due to a lower cost for replacement capacity on other satellites for customers previously on Solidaridad 1, representing $2.4 million.

          Selling and administrative expenses. Selling and administrative expenses in 2002 were $20.8 million as compared to $22.6 million in 2001. The decrease is primarily due to personnel reductions, which reduced expenses by $1.4 million.

          License and management fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue, as defined. For the year ended December 31, 2002, no management fee was earned. For the year ended December 31, 2001, the management fee was $2.3 million, of which $767,000 was offset against accrued expenses. Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined. For 2002 and 2001, the fee was $1.2 million and $1.8 million, respectively, of which $65,000 and $106,000, respectively, was offset against accrued expenses. The license fee decreased due to our lower revenue.

          Depreciation and amortization. Depreciation expense was $34.5 million in 2002 and $34.4 million in 2001. Amortization expense relating to the concessions was $12.9 million in each year.

     Interest income

          Interest income for 2002 was $2.0 million as compared to $9.3 million for 2001. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, representing $7.1 million, as well as lower interest rates.

     Interest cost

          Total interest cost, including $14.2 million of capitalized interest related to the construction of Satmex 6, was $52.0 million in 2002 as compared to $59.4 million, including $3.5 million of capitalized interest related to the construction of Satmex 6, for 2001. Total interest cost decreased due to lower average outstanding debt during 2002 and lower interest rates on our variable rate debt.

     Net foreign exchange gain

          We recorded a net foreign exchange gain of $93,000 in 2002 as compared to a foreign exchange gain of $28,000 in 2001.

     Deferred income tax benefit

          On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. We recorded a deferred income tax benefit of $1.8 million in the first quarter of 2002 for the effect of this change on deferred tax assets and liabilities.

          For the year ended December 31, 2002, we recorded a deferred income tax benefit of $8.8 million on a loss before income taxes of $28.8 million, yielding an effective rate of 30.7%, while for 2001 we recorded a benefit of $1.1 million on a loss of $4.3 million, yielding an effective rate of 27%. The change from 2001 to 2002 relates primarily to the increased benefits recorded in 2002 for the Mexican income tax effect of inflation and currency remeasurement , the reduction to the statutory income tax rate, and the additional provision recorded in 2002 to increase the valuation allowance.

          Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2002 we had tax loss carryforwards of approximately $278 million, which expire from 2008 to 2012, and tax credits available against the asset tax of approximately $38 million, which expire in 2003. Without these credits, we would have incurred an asset tax liability of approximately $3.1 million in 2002.

     Preferred stock dividend requirement

          The preferred stock dividend requirement of $1.5 million in 2002 and 2001 relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

Results of Operations for the Year Ended December 31, 2001 Compared to December 31, 2000

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

          Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $19.8 million for 2001, as compared to $20.0 million for 2000. The decrease is primarily due to the reduction in insurance expense related to Solidaridad 1, offset by the cost of providing replacement capacity to customers after the failure of Solidaridad 1 of $6.7 million and an increase in salary expense.

          Selling and administrative expenses. Selling and administrative expenses for 2001 were $22.6 million, as compared to $20.3 million for 2000. The increase is primarily due to increased legal and consulting costs and higher compensation costs.

          License and management fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue, as defined. Also, Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined. Fees for the year ended December 31, 2001 and 2000 were $3.3 million and $5.1 million, respectively. License and management fees decreased due to our lower revenue.

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

     Interest

          Total interest cost, including $3.5 million of capitalized interest related to the manufacture of Satmex 6, was $59.4 million in 2001 as compared to $66.6 million for 2000. Total interest cost decreased due to lower average outstanding debt during 2001 and lower interest rates on our variable rate debt.

     Net foreign exchange gain (loss)

          We recorded a net foreign exchange gain of $28,000 in 2001 as compared to a loss of $98,000 in 2000. The peso remained relatively stable against the dollar in each year.

     Deferred income tax benefit (expense)

          We recorded a deferred income tax benefit of $1.1 million in 2001, as compared to an expense of $17.0 million in 2000 which included an expense of $36.7 million on the net gain from the in-orbit failure of Solidaridad 1.

          We are subject to the greater of an income tax at 35% of taxable income or an asset tax at 1.8% on the average of assets less certain liabilities. During 2000, we received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. This ruling will have a favorable effect to reduce our asset tax in the future.

          Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2001 we had tax loss carryforwards of approximately $237 million which expire from 2008 to 2010 and tax credits available against the asset tax of approximately $43.7 million which expire in 2003. Without these credits, we would have incurred an asset tax liability of approximately

$6.6 million in 2001.

     Preferred stock dividend requirement

          The preferred stock dividend requirement of $1.5 million in 2001 and 2000, relates to the value of the stock dividend payable on the 606,730 shares of preferred stock issued to Loral and Principia in March 1999.

Inflation

          During 2002, 2001 and 2000, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 5.7%, 4.4% and 9.0%, respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in dollars. Our customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses.

Capital Expenditures

          Substantially all of our capital expenditures are denominated in U.S. dollars. Capital expenditures were $123.2 million for 2002, as compared to $95.7 million for 2001. Expenditures in 2002 and 2001 for the construction of Satmex 6 were $119.8 million and $91.9 million, of which $108.0 million and $83.8 million was funded through the use of restricted and segregated cash, respectively. We expect capital expenditures for 2003 to be approximately $92.9 million for the completion of Satmex 6. Following the launch of Satmex 6, we expect a sharp drop in capital expenditures.

Liquidity and Capital Resources

          At March 31, 2003, we had total debt of $524.1 million. At each of December  31, 2002 and March 31, 2003, we were in compliance with all covenants contained in our debt agreements.

          Our primary source of liquidity for working capital purposes is cash flow from operations. As of March 31, 2003, we had $16.3 million in available cash and cash equivalents. Funds from the satellite and debt escrow accounts had been fully used and, as of March 31, 2003, no remaining balances existed. We believe that available working capital will not be sufficient to fund the in-orbit delivery of the Satmex 6 satellite unless we extend the maturities of our fixed rate notes and consummate the Ex-Im and Coface financing arrangements, or obtain other financing or negotiate satisfactory payment terms for delivery of Satmex 6 in-orbit. Further, if we do not complete the exchange offer and the Satmex 6 financings, we do not expect future cash flows to be sufficient to make future interest and principal payments on our fixed rate notes and our floating rate notes. We do not expect our shareholders to contribute any more equity to the Company.

     Cash used and provided

          Net cash provided by operating activities for the year ended December 31, 2002 of $20.9 million consisted primarily of $27.6 million of funds generated by earnings before non-cash items, interest income on the restricted and segregated cash and the use of restricted and segregated cash for interest payments and decreases in prepaid insurance of $4.1 million and amounts due from related parties, net of $0.3 million; partially offset by an increase in accounts receivable of $3.6 million, a decrease in accounts payable and accrued expenses of $7.4 million and an increase in deferred financing costs and other assets of $0.1 million.

          Cash used in investing activities for 2002 was $15.2 million. Capital expenditures for 2002 were $123.2 million, which included $119.8 million for the construction of Satmex 6, and of which $108.0 million was funded through the use of the restricted and segregated cash account. Substantially all capital expenditures are denominated in U.S. dollars.

          Cash used in financing activities for the year ended December 31, 2002 was $5.0 million and reflects the repayment of $31.6 million of our floating rate notes, of which $26.6 million was funded through the use of restricted and segregated cash. During the fourth quarter of 2002, we borrowed $13.0 million under our revolving credit facility. All borrowings were repaid by December 31, 2002 and the revolving credit facility expired.

     Contractual Obligations and Other Commercial Commitments

          The following tables aggregate our contractual obligations and other commercial commitments as of December 31, 2002 (in thousands).

		Payments Due by Period

		Less Than	1 - 3	4 - 5	After 5
Contractual Obligations:	Total	1 year	years	years	years

Debt	$524,374	$1,000	$523,374	$—	$—
Operating leases(1)	3,504	1,431	2,073	—	—
Unconditional purchase obligations(2)	53,123	26,181	250	500	26,192
Other long-term obligations(3)	5,797	386	773	773	3,865

Total contractual cash obligations	$586,798	$28,998	$526,470	$1,273	$30,057

		Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than		4 - 5	After 5
Other Commercial Commitments:	Committed	1 year	1 - 3 years	years	years

Monitoring service	$131	$118	$13	—	—

(1)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(2)	Represents the commitments for the construction and launch of Satmex 6.

(3)	Represents payments to the Mexican government under the Property Concession.

     The Fixed Rate Notes

          On February 2, 1998, we issued the fixed rate notes in an aggregate principal amount of $320 million, all of which was outstanding on March 31, 2003. The interest rate on the fixed rate notes is 10.125%. We are required to make interest payments on the fixed rate notes semi-annually in cash in arrears on each February 1 and August 1 until maturity. The fixed rate notes mature on November 1, 2004 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.

          The fixed rate notes indenture contains certain covenants that impose certain limitations and restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the fixed rate notes indenture includes various events of default customary for similar issues of notes, including the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization.

     The Floating Rate Notes

          On March 2, 1998, we issued $325 million of senior secured floating rate notes due June 30, 2004. The floating rate notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the fixed rate notes. They are secured by a lien on substantially all of our assets. The floating rate notes bear interest at rates based either on LIBOR or the base rate specified in the fixed rate notes indenture, at our option, and are redeemable at our option. In addition, the floating rate notes are guaranteed by Firmamento and Servicios.

          In addition to containing similar covenants as the fixed rate notes, the floating rate notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on our spending for capital expenditures. At March 31, 2003, we were in compliance with all covenants in the floating rate note indenture.

          We are required to make quarterly redemption payments on the floating rate notes of $250,000 through March 31, 2004, plus additional prepayments from excess cash flow, as defined in the floating rate note indenture, with the balance due on June 29, 2004.

          At December 31, 2001, a technical default existed with respect to our floating rate notes due to our failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the floating rate note indenture. On April 23, 2002, we made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. We believe that the payment on April 23, 2002, cured the technical default on the floating rate notes. At December 31, 2001, we classified $12.6 million, representing the 2001 and 2000 principal repayments, as current portion of long-term debt.

          In February 2000, the floating rate notes were amended to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%. On March 18, 2003, holders of the floating rate notes agreed to modify certain financial covenants required by the floating rate note indenture and we agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 21, 2003, solely to the holders that gave consent. The total fee paid was US$494,877.50. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the floating rate notes. In addition, a new covenant was incorporated to require that the loans backed by Ex-Im Bank and Coface be closed on or prior to September 30, 2003.

     Our Credit Rating

          On November 1, 2002, Moody’s Investor Services lowered its ratings of our senior unsecured indebtedness from “B3” to “Ca.” A “B3” rating is the sixth lowest rating category out of 21 used by Moody’s. A “B” rating describes obligations that Moody’s believes generally lack characteristics of a desirable investment where there is little assurance that interest and principal payments will be made or of maintenance of other terms will be kept over a long period of time. “Ca” is the second lowest rating category out of 21 and describes obligations that Moody’s believes are speculative in a high degree and that are often in default or have other marked shortcomings.

          On September 23, 2002 Standard & Poor’s lowered our long term foreign issuer credit rating from “B” to “CCC+.” A “B” rating is the eighth lowest rating category out of 22 used by S&P and a “CCC+” rating is the sixth lowest rating out of 22. A “B” rating describes an obligation that S&P believes is more vulnerable to nonpayment than obligations rated “BB,” but where the obligor has the capacity to meet its financial commitment on the obligation at that time. S&P believes that adverse business, financial, or economic conditions will likely impair the “B” rated obligor’s capacity or willingness to meet its financial commitments. A “CCC+” rating describes an obligation that S&P believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, S&P believes that a “CCC” rated obligor is not likely to have the capacity to meet its financial commitment on the obligation.

          As a result of these negative credit ratings and downgrades, our sources of short-term financing have become limited, which impedes our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of our existing customers.

Presentation of Financial Information

          Our financial statements are published in U.S. dollars and prepared in conformity with U.S. generally accepted accounting principles, which we refer to as “U.S. GAAP.” We maintain our financial books and records in dollars. Sums presented in this prospectus may not add due to rounding.

Other Matters

     Insurance Costs

          In November 2002, we renewed the in-orbit insurance on Solidaridad 2 through November 2003. The insurance coverage was provided in accordance with usual and customary practices for the coverage of BS-601 satellites. This insurance does not insure against an in-orbit failure due to the loss of the satellite’s control processor, the same component that caused the loss of Solidaridad 1. Additionally, the new terms of insurance increased the percentage of the satellite’s transponder capacity that must be lost for a total loss to be declared to 75%, from 50%. An uninsured loss of Solidaridad 2 would have a material adverse effect on our results of operations and financial condition.

          We, like others in the satellite industry, are faced with significantly higher premiums for launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001, and in part to recent losses in the satellite industry, including that of Solidaridad 1. This development in the insurance industry will increase our cost of doing business. We intend to pass on such increased cost to our customers. We cannot assure you, however, that we will be able to do so. Insurance market conditions have historically been cyclical in nature. While we anticipate that these conditions will improve in the future, we cannot assure you that they will.

Critical Accounting Policies

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Accounting policies that are critical to understand in our financial statements and that require significant judgment by management include the estimated useful lives of our satellites, the valuation of long-lived assets, deferred income taxes, revenue recognition and deferred revenue from the Mexican government.

     Satellites

          Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites.

          The estimated useful lives of our satellites are:

Solidaridad 2	14.5 years
Satmex 5	15 years

          Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

          Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 6 was $14.2 million and $3.5 million for the years ended December 31, 2002 and 2001, respectively.

     Valuation of long-lived assets

          The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. We measure impairment as the difference between the carrying value and the fair value of the asset.

     Deferred income tax

          We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that are not expected to be realized.

     Revenue recognition

          We provide satellite capacity under service lease agreements for periods ranging from one year to twelve years. Some service lease agreements provide for cash advances from customers with reduced rents. Such cash advances are recognized as revenue on a straight-line method over the total lease term.

          In the case of end-of-life leases, in which we collect the total rent in advance and provide no insurance or warranty on the related transponders, we recognize the total revenue and related cost as sales-type leases.

     Deferred revenue - Mexican government

          We are required to provide the Mexican government, at no charge, approximately 7% of our available transponder capacity for the duration of the concessions. In 1998 we recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and a corresponding increase in amortization expense.

Accounting Pronouncements

     In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by this standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. The adoption of SFAS 146 on January 1, 2003 had no effect on our financial statements.

     In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures had no impact on our financial position or result of operations. The adoption of the recognition and initial measurement requirements of this interpretation on January 1, 2003 had no impact on our financial position or results of operations.

     In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of “variable interest” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31,

2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. We do not have variable interests in any variable interest entities that will require consolidation in accordance with FIN 46.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Age	Period of Service

Sergio Autrey Maza(1)	Chairman of the Board and Director	51	Since November 1997
Bernard L. Schwartz(1)	Director	77	Since November 1997
Carlos Autrey Maza	Director	57	Since October 1999
Eric J. Zahler (1)	Director	52	Since November 1997
Lauro González Moreno (1)	Chief Executive Officer and Director	41	Since November 1997
Cynthia Pelini	Executive Vice President and Chief Financial Officer	48	Since April 1998
Juan Manuel Pinedo	Executive Vice President and Chief Marketing Officer	38	Since April 1998

(1)	Member of the Executive Committee.

          Our Board of Directors is chaired by Mr. Sergio Autrey Maza and pursuant to an agreement between Loral and Principia currently consists of three Principia directors and two Loral directors. Sergio Autrey Maza and Carlos Autrey Maza are brothers.

          The Executive Committee is authorized to take action on all matters that may be authorized by the Board of Directors.

          Mr. González is the Chief Executive Officer and was named jointly by Principia and Loral. The Chief Executive Officer reports to the Executive Committee and the Board of Directors. His duties include day to day management of the company, strategic planning and relationship development. The Chief Executive Officer can be removed at the request of either Principia or Loral.

          Loral has the right to appoint a Chief Operating Officer of the company who would be responsible for our day to day management and operations, subject to approval from Principia, which approval cannot be unreasonably withheld.

          All other executive officers have been and will be appointed by the mutual consent of Loral and Principia.

          Sergio Autrey has been the Chairman of the Board and a director of Satmex since November 1997 and is the Chairman of the Board of Principia and Globalstar de México, a satellite telephony service provider owned by Principia and Loral. He is also a member of the board of Parábola, and Grupo Editorial Notmusa, Mexican publishing companies; and Beta San Miguel, a sugar production company.

          Mr. Schwartz has been a director of Satmex since November 1997. Mr. Schwartz is Chairman of the Board and Chief Executive Officer of Loral.

          Carlos Autrey has been a director of Satmex since October 1999 and is a member of the board of Globalstar de México and Principia.

          Mr. Zahler has been a director of Satmex since November 1997. Mr. Zahler is the President and Chief Operating Officer of Loral.

          Lauro González has been a director and the Chief Executive Officer of Satmex since November 1997. Mr. González is also the Chief Executive Officer of Globalstar de México, Principia and Enlaces Integra. Mr. González was an engagement manager at McKinsey & Company in Mexico and Brazil.

          Cynthia Pelini has been the Chief Financial Officer of Satmex since April 1998 and Executive Vice President of Finance and Administration since December 2000. Prior to that, she was Vice President of Investor Relations at Grupo Iusacell, a Mexican cellular communications company, from 1996 to 1998. Ms. Pelini was Director of Banking Relations for Grupo Televisa from 1995 to 1996, Director of Financial Planning, Capital Markets and Investor Relations for Grupo Dina, a Mexican transportation manufacturer, from 1992 to 1995, and Corporate Treasurer of Corporación Industrial SanLuis from 1989 to 1992. From 1976 through 1989, she worked in international banking assignments for both The Chase Manhattan Bank and Bankers Trust Company.

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

COMPENSATION

          For the year ended December 31, 2002, the aggregate compensation, including bonuses, of management paid or accrued in that year for services in all capacities was approximately $5.9 million. During 2002, we did not make payments to members of the Board for attendance at Board of committee meetings and we did not provide any pension, retirement or similar benefits for directors or executive officers.

          Currently, management has earned, under existing long-term compensation plans, $2.9 million to be paid over the next three years. One condition for payment of this deferred compensation is continued employment.

          All employees are eligible for bonuses based on performance. The bonus plan provides for us to pay bonuses based on achievement of financial targets established for the year. During the year ended December 31, 2002, we paid a total of $2.4 million for bonuses earned in 2001, of which $1.65 were paid to management. Except for sales commissions, no performance bonuses were earned in 2002.

EMPLOYEES

          As of December 31, 2002, we had approximately 226 employees, of which 57 are members of the Television and Radio labor union. The collective agreement provides for, among other things: union exclusivity, a maximum workweek of 40 hours, overtime pay at twice the normal rate, company maintained life insurance, severance payment after retirement of 12 days’ pay for each year worked, a statutory annual bonus equivalent to 20 days’ pay, mandatory training and a review of the collective contract every two years. We believe our relationship with our union employees is satisfactory.

          In February 2003, after a hiring freeze in effect since June 2002, we eliminated approximately 40 positions, of which 9 were union positions. We paid severance compensation of approximately $710,000 related to these eliminations. As of March 31, 2003, we had approximately 187 employees.

SHARE OWNERSHIP

          As of December 31, 2002, the share ownership of Satmex is as follows:

	Shares	Percentage

Servicios Corporativos	7,500,000	70.71
Mexican government	2,500,000	23.57
Loral	473,449	4.46
Principia	133,281	1.26

	10,606,730	100.00%

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

          Prior to October 15, 1997, we were not operated as a stand-alone satellite capacity provider, but were operated by the Mexican government as part of the operations of Telecomunicaciones de Mexico, an agency of the Mexican government. In 1997, Loral and Principia formed a joint venture, Firmamento, to effect the acquisition of Satmex from the Mexican government. Firmamento is owned 65% by Loral and 35% by Principia. Principia, however, holds 51% of Firmamento’s voting interests, while Loral holds the other 49%. On November 17, 1997, an indirect subsidiary of Firmamento entered into a Stock Purchase Agreement with the Mexican government to acquire 75% of our outstanding capital stock from the Mexican government for a purchase price of $646.8 million. On November 17, 1997, the acquisition subsidiary paid $194.0 million of the purchase price and on December 29, 1997 paid the balance, plus interest. On December 29, 1997, the acquisition subsidiary was merged into Satmex.

          In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios, a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million under the Menoscabo. The Menoscabo accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Menoscabo is currently secured by Loral’s and Principia’s interests in Firmamento. If Servicios were to default in the payment of the Menoscabo, the Mexican government will have the right to foreclose upon the Firmamento interests. This would result in the Mexican government regaining control of us.

          As of December 31, 2002, Servicios held 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

          The Mexican government holds its 23.57% interest in Satmex through Class N shares. The Class N shares have limited voting rights and may vote only with respect to the following matters: extension of our term, merger, conversion or anticipated dissolution, amendment to our corporate purpose, change to our nationality or cancellation of our registration in the Securities Section of the National Registry of Securities and Intermediaries or in any Mexican or foreign stock exchange.

          We are a member of the Loral Global Alliance. Through the alliance, we can offer our customers an integrated portfolio of satellite capacity that provides “one stop shopping” for local, regional and global geostationary satellite services. The other Alliance members are Loral Skynet, Skynet do Brasil and Europe*Star. The Alliance currently has a total of 172 C-band and 303 Ku-band 36 MHz transponder-equivalents available for lease (references to transponders are in 36 MHz equivalents, unless otherwise noted) and a collective footprint covering almost all of the world’s population, excluding 28 36MHz transponders not available due to previous sales or other events.

          The Loral Global Alliance provides for cross-selling arrangements among the alliance members’ respective sales forces and for cooperative marketing and promotional activities. Loral believes that such arrangements enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members’ fleets have overlapping coverage.

          We benefit from the strategic, marketing and operational capabilities of our two corporate sponsors, Loral and Principia. Affiliates of the Sponsors have entered into a management services agreement with us to provide us with marketing and strategic planning services.

          We also benefit from Principia’s extensive experience in the Mexican telecommunications industry and its working relationship with many of our existing and potential customers.

     Loral Space & Communications Ltd.

          Loral is one of the world’s leading satellite communications companies with substantial activities in satellite-based communications services and satellite manufacturing. Loral is organized into three operating businesses:

     Fixed Satellite Services

          Through its wholly owned subsidiaries, Loral Skynet, Loral Orion, Loral Skynet do Brasil Ltda., its 49%-owned affiliate Satmex, its 47%-owned affiliate Europe*Star Limited and its 56%-owned affiliate XTAR L.L.C., Loral has become one of the world’s leading providers of satellite services using geostationary communications satellites. Loral leases transponder capacity on its satellites to its customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television and provides telemetry, tracking and control services and network services to customers. The Loral Global Alliance currently has 10 operating high-powered geostationary satellites in orbit: the seven satellite Telstar fleet, two Satmex satellites and one Europe*Star satellite, with footprints covering almost all of the world’s population.

          Loral Global Alliance: Loral offers its customers an integrated portfolio of satellite capacity that provides “one stop shopping” for local, regional and global GEO satellite services. The alliance, which consists of Loral Skynet, Skynet do Brasil, Satmex and Europe*Star, currently has a total of 172 C-band and 303 Ku-band 36 MHz transponder-equivalents available for lease (references to transponders are in 36 MHz equivalents, unless otherwise noted) and a collective footprint covering almost all of the world’s population, excluding 28 36MHz transponders not available due to previous sales or other events.

          Loral Skynet: Its core business is providing satellite capacity to support distribution of U.S. television network programming. The ABC, CBS and Fox television networks are its major customers. All ABC, CBS and Fox stations and network affiliates have their antennae pointed at Loral Skynet’s satellites, creating a configuration known as a “neighborhood” that is attractive to other users requiring similar distribution channels. Loral Skynet currently has four high power GEO satellites in operation.

          Loral Orion: On March 20, 1998, Loral acquired Orion Network Systems, Inc., a rapidly growing provider of satellite-based communications services, which recently changed its name to Loral Orion, Inc. Loral completed its integration plan for Loral Orion and transferred management of Loral Orion’s satellite capacity leasing and satellite operations to Loral Skynet, effective January 1, 1999. Loral Orion’s leasing business currently provides satellite capacity for video distribution, satellite news gathering and other satellite services primarily to broadcasters, news organizations, telecommunications service providers and Internet Service Providers, or ISPs. Loral Orion’s customers include HBO, Disney, Cable & Wireless and United Pan Europe Communications.

     Satellite Manufacturing and Technology

          Loral designs and manufactures satellites and space systems and develops satellite technology for a broad variety of customers and applications through SS/L. SS/L is a worldwide leader in the design, manufacture and integration of satellites and space systems. SS/L draws on its 40-year history, during which satellites manufactured by SS/L have achieved more than 900 years of cumulative on-orbit experience. SS/L also provides Loral with visibility into emerging and new satellite-based technologies and applications. SS/L manufactures satellites that provide telecommunications, weather forecasting and broadcast services. SS/L is the leading supplier of satellites to Intelsat, currently one of the world’s largest operators of commercial communications satellites.

     Data Services

          Loral provides managed communications networks and Internet and intranet services through Loral CyberStar, Inc. and delivers high-speed broadband data communications, business television and business media services through CyberStar, L.P. Using the GEO constellation of the Loral Global Alliance and third party capacity, access to fiber networks and internet backbone entry (peering) points, Loral can provide its customers with the ability to distribute large, complex digital video and data files to multiple locations throughout the world rapidly and cost efficiently. Data services currently delivers U.S.-based Internet content via satellite; distributes high-speed data over private corporate very small aperture terminals networks; and offers business television and business media services by satellite to corporations for the delivery of teleconferences, distance learning and training, and special events and other corporate communications.

     Principia, S.A. de C.V.

          Principia is a Mexican telecommunications company which comprises the business interests of some members of the Autrey family and Lauro González. The Autrey family has to date acquired interests in a number of companies privatized by the Mexican Government.

     Enlaces Integra, S. de R.L. de C.V.

          In 2000, Principia and Loral founded Enlaces Integra S. de R.L. de C.V., a telecommunications service integrator that provides tailor made solutions of high speed data communications to private and public networks, value-added service providers and audio/video service providers. In January 2000, Enlaces Integra was granted a concession to install, operate and exploit a public telecommunications network. Enlaces Integra’s value-added license allows it to develop Broadband Internet access and a wide range of multimedia services. On August 10, 2001, Enlaces Integra was granted a concession to provide fixed satellite services in Mexico through satellite operators other than Satmex.

RELATED PARTY TRANSACTIONS

          Pursuant to a management services agreement among Satmex, Loral and Principia, we have agreed to pay a quarterly management fee based on our quarterly gross revenue, as defined, as follows: with respect to revenue of less than $25 million, no management fee will be payable; with respect to revenue in excess of $25 million but less than $32 million, 10% of all revenue in excess of $25 million; and with respect to revenue equal to or in excess of $32 million, 15% of all revenue in excess of $32 million; provided that the management fee will in no event exceed 3.75% of our cumulative gross revenue. The management fee represents compensation paid to Loral and Principia for management services rendered to us. For the year ended December 31, 2002, Principia and Loral waived the management fee. For the years ended December 31, 2001 and 2000, the management fee was $2.3 million and $3.2 million, respectively.

          Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined. For the year ended December 31, 1999, Loral and Satmex reduced the license fee to 1.2%. In 2002, 2001 and 2000, we recorded a license fee expense of $1.2 million, $1.8 million and $1.9 million, respectively.

          We are a member of the Loral Global Alliance, whose other members are Loral Skynet, Skynet do Brasil and Europe*Star. The Loral Global Alliance provides for cross-selling arrangements among the alliance members’ respective sales forces and for cooperative marketing and promotional activities. We believe that such arrangements enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members’ fleets have overlapping coverage.

          In connection with the privatization, we are required to provide 181 MHz C-band and 181 MHz Ku-band capacity to the Mexican government for national security and certain public purposes at no charge. After the Solidaridad 1 failure the capacity provided to the government is 130 MHz C-band and 105 MHz Ku-band. We also operate one L-band transponder on the Solidaridad 2 satellite which is owned by the Mexican government. Under the property concession granted by the Mexican government to us, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located.

          On March 30, 1999, we issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in our common stock. The preferred stock can be exchanged at our option into our common stock, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005.

          In 1999, Loral Skynet entered into an end-of-life lease with us for three Ku-band transponders on Satmex 5. For the year ended December 31, 1999, we accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. Loral Skynet pays us $5,000 per transponder per quarter for tracking, telemetry and command services for the life of this agreement. Loral and Principia have agreed to exclude these transactions from the calculation of the management fee and the license fee.

          In 1999, Firmamento formed three wholly owned subsidiaries; Satmex Corporativo, S. de R.L. de C.V., Satmex Administración, S. de R.L. de C.V. and Satmex Servicios Técnicos, S. de R.L. de C.V. In June 1999, we transferred our management personnel to Satmex Corporativo and our administrative personnel to Satmex Administración. In November 1999, we transferred our union personnel to Satmex Servicios Técnicos. None of these three corporations have any material assets. We pay these companies their costs plus a fee of approximately 4% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2002, 2001 and 2000 this fee was $524,000, $794,000 and $923,000, respectively.

          Service revenue from related parties, primarily the Mexican government, amounted to $10.2 million, $14.7 million and $13.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. We lease transponder capacity to Loral affiliates. Service revenue in 2002 and 2001 was $2.6 million and $4.7 million, respectively.

          Loral Skynet billed us $4.2 million and $7.3 million for providing capacity on Loral Skynet satellites in 2002 and 2001, respectively. Loral Skynet billed us $547,000 and $574,000 for sales commissions in 2002 and 2001, respectively.

          We have contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, the replacement satellite for Solidaridad 1. As a result of schedule delays, we and Space Systems/Loral have agreed that Satmex 6 will be delivered in 2003. Under the original contract, we earned certain liquidated damages as a result of the delay. We have recently concluded the negotiation with Loral and SS/L of an amendment to the contract, which, among other things, waives the liquidated damages in exchange for a like amount of other benefits that include additional work required on the satellite, a reduction in future orbital incentive payments due to Space Systems/Loral and certain other financial benefits to us.

          Enlaces Integra, a company owned by Principia and Loral, leases transponder capacity from us. In 2002 and 2001, service revenue from this lease was $421,000 and $350,000, respectively. Also, we agreed to loan Enlaces Integra up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces Integra matures January 4, 2006 and accrues interest at a rate equal to our weighted average interest cost plus 1%. The maximum available borrowing is $5 million, including accrued interest. Further, Enlaces Integra uses services provided from affiliated companies to perform its activities. In June 2002, we purchased approximately $718,000 of equipment from Enlaces Integra and in July 2002, we purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces Integra. Enlaces Integra used the proceeds from the sale to repay its outstanding loan from us. We leased equipment back to Enlaces Integra for rental payments of $230,000 during 2002. At December 31, 2002, there were no borrowings outstanding under the loan agreement.

Item 8. Financial Information

          See “Item 18 - Financial Statements” for a list of all financial statements filed as part of this Form 20-F.

Item 9. Markets

          The Company’s capital stock is not publicly traded. The Company’s 10 1/8% Series B Senior Notes are not listed on any securities exchange.

Item 10. Additional Information

ARTICLES OF INCORPORATION

          We hereby incorporate by reference the description of our Articles of Incorporation set forth in our Registration Statement on form F-4 dated November 9, 1998.

MATERIAL CONTRACTS

          See “Item 4 - Information on the Company”, “Item 5 - Operating and Financial Review and Prospects” and “Item 7 - Major Shareholders and Related Party Transactions” for a description of our material contracts.

EXCHANGE CONTROLS

          The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. In addition, while all of the Company’s customer contracts are dollar denominated, the Company is required to accept payment from its customers in pesos at the current exchange rate on the date of payment. If the Company were unable to exchange such pesos into dollars or were unable to obtain sufficient dollars, it would have difficulty meeting its U.S. dollar payment obligations. The effect of any such exchange control measures adopted by the Mexican government on the Mexican economy cannot be accurately predicted.

TAXATION

          The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the 10 1/8% Series B Senior Notes (the “fixed rate notes”). This summary is based on the tax laws in force as of January 1, 2002 and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the United States.

          A Convention for the Avoidance of Double Taxation and a Protocol thereto (the “Tax Treaty”) between the United States and Mexico entered into force on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of fixed rate notes are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

          Mexico has also entered into several treaties for the avoidance of double taxation with various countries which are in effect. The tax effects of such treaties, or of any other tax treaty to which Mexico may be a party in the future, are not discussed below.

Mexican Taxation

          This summary of certain Mexican tax considerations deals only with holders of fixed rate notes that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a “Foreign Holder”). For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is incorporated under Mexican law or if it has established its main administration or direction center in Mexico. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. If a legal entity or an individual has a permanent establishment or fixed base in Mexico for Mexican federal tax purposes, such permanent establishment or fixed base shall be required to pay taxes in Mexico on income attributable thereto in accordance with applicable tax laws.

Taxation of Interest and Principal

          Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the fixed rate notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10% as long as the fixed rate notes are registered in the Special Section of the National Registry of Securities and Intermediaries maintained by the Mexican National Banking and Securities Commission (the “Registry”).

          Pursuant to an amendment to the Income Tax Law, payments of interest made by the Company to Foreign Holders with respect to the fixed rate notes will be subject to withholding taxes imposed at a reduced rate of 4.9%, so long as i) the fixed rate notes are registered with the Special Section of the Registry, ii) the company files with the Ministry of Finance the information required pursuant general rules issued by the Secretaría de Hacienda y Crédito Público (the Ministry of Finance).

          This reduced rate only applies if no party related to the Company (as such term is defined under the Income Tax Law provision) directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment.

          Apart from the Reduced Rate, other special rates of Mexican withholding tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax rate was reduced from 10% to 4.9%, effective January 1, 1999 (the “Treaty Rate”) for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated therein.

          Payments of interest made by the Company with respect to the fixed rate notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that (i) any such fund is duly incorporated pursuant to the laws of its country of origin, is exempt from income tax in such country and is registered with the Ministry of Finance for that purpose and (ii) the relevant interest income is exempt from taxes in such country.

          The Company has agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the fixed rate notes in respect of the Mexican withholding taxes mentioned above. If the Company pays additional amounts in respect of such Mexican withholding taxes, any refunds of, or credits against, Mexican taxes received with respect to such additional amounts will be for the account of the Company.

          Holders or beneficial owners of fixed rate notes may be requested to provide certain information or documentation necessary to enable the Company to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of the Company to pay additional amounts will be limited.

          Under Mexican law and regulations, payments of principal on the fixed rate notes to a Foreign Holder will not be subject to any Mexican taxes.

     Taxation of Dispositions

          Gains resulting from the sale or other disposition of the fixed rate notes by a Foreign Holder may be subject to Mexican income taxes in certain limited circumstances.

     Transfer and Other Taxes

          There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the fixed rate notes. A Foreign Holder of fixed rate notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the fixed rate notes.

     U.S. Taxation

          This summary of material U.S. federal income tax considerations deals principally with U.S. Holders (as defined below) that will hold fixed rate notes as capital assets and whose functional currency is the U.S. dollar. This summary generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, or persons that hold (or will hold) the fixed rate notes as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “conversion transaction” or other integrated investment composed of the fixed rate notes and one or more other investments, nor does it address the tax treatment of U.S. Holders that do not acquire fixed rate notes at their issue price as part of the initial distribution. As used under this section, the term “U.S. Holder” means a beneficial owner of a Note that is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, a trust whose administration is subject to the primary supervision of a United States court and having one or more U.S. persons with the authority to control all of such trust’s substantial decisions, an estate that is subject to U.S. federal income tax on its income regardless of the source thereof, or a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

     Taxation of Interest

          A U.S. Holder will treat the gross amount of interest and additional amounts (i.e., without reduction for Mexican withholding taxes, determined using the appropriate Mexican withholding tax rate applicable to the U.S. Holder) as ordinary interest income in respect of the fixed rate notes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder’s taxable income. Interest and additional amounts will constitute income from sources without the United States for foreign tax credit purposes. For purposes of applying the U.S. foreign tax credit limitation, such income generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” unless the Mexican withholding tax rate applicable to the U.S. Holder is imposed at a rate of at least 5%, in which case such income generally will constitute “high withholding tax interest.”

          The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

          Subject to the discussion below regarding backup withholding, a holder or beneficial owner of fixed rate notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest income or additional amounts earned in respect of fixed rate notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

     Taxation of Dispositions

          Gain or loss realized by a U.S. Holder on the sale, redemption or other disposition of fixed rate notes (less amounts attributable to accrued interest) generally will be long-term capital gain or loss if, at the time of the disposition, the fixed rate notes have been held for more than one year. Generally, U.S. Holders that are individuals will be taxed at a preferential rate with respect to long-term capital gains. There are limits on the deductibility of capital losses. Gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

          Subject to the discussion below regarding backup withholding, a Non-U.S. Holder of fixed rate notes will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of fixed rate notes unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Backup Withholding and Information Reporting

          In general, payments of interest and the proceeds of a sale, redemption or other disposition of the fixed rate notes payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a current rate of 28% may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its federal income tax returns. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as credit against such holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

REGULATION

Regulatory Framework

          The Federal Telecommunications Law of Mexico (the “Communications Law”), which provides the overall legal framework for the regulation of satellite services in Mexico, became generally effective on June 7, 1995. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the voting stock of such a corporation.

          In addition, our operations are mainly subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and the terms for the expropriation (rescate) of our concessions, the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment or the “Environment Law”) and other environmental laws, the Ley Federal de Competencia Económica (the Federal Economic Competition Law), the Ley de Vías Generales de Comunicación (the Law of General Means of Communication) and other international treaties, laws, rules and decrees.

          Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. The Mexican Federal Telecommunications Commission (COFETEL) is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. The Mexican Telecommunications Commission’s duties include, among other things: issuing administrative regulations relating to telecommunications; recommending amendments to existing laws and rules; making recommendations to the SCT on applications for the grant, modification, renewal, transfer and revocation of concessions and permits; administering the radio frequency spectrum; promoting and overseeing interconnection of equipment and public telecommunications networks; registering tariffs for telecommunications services and establishing specific obligations relating to tariffs, quality of service and provision of information by carriers with substantial market power; and ensuring that carriers comply with the obligations set forth in concessions and permits.

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

The Concessions

          The Mexican government has awarded us the following concessions (one per orbital slot): (i) the right to occupy each of three orbital positions and exploit their respective C- and Ku-band frequencies (the “Orbital Concessions”) and (ii) the right to use the buildings and areas in which the control centers are located (the “Property Concession”). The Orbital Concessions may be granted as collateral to any party other than a foreign government or state.

          The Orbital Concessions include the right to exploit the 113.0 degrees W.L., 116.8 degrees W.L. and 109.2 degrees W.L. orbital slots. As part of the Orbital Concessions, we may establish rates and terms for transponder leasing, which must be registered in order to become effective. However, if the SCT determines that we have substantial power in the Mexican market, the Mexican Telecommunications Commission may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross subsidies and using discriminatory practices.

          As part of the three Orbital Concessions, we are required to allocate 181 MHz C-band and 181 MHz Ku-band capacity to the Mexican government, free of charge, for national security and certain public purposes. In addition, we were required to operate two L-band transponders, one on each of the Solidaridad satellites, which were owned by the Mexican government. After the failure of Solidaridad 1, the capacity provided to the Government was 130 MHz C-band and 105 MHz Ku-band and one L-band transponder on Solidaridad 2. Upon the commencement of commercial service of Satmex 6, we will be able to allocate the required C-band and Ku-band capacity to the Mexican government. However, Satmex 6 will not have any L-band transponders.

          Under the Orbital Concessions, we are required to: (i) carry out research and development in Mexico, (ii) maintain the control centers within Mexico and preferentially staff them with Mexican nationals, and (iii) maintain satellite service continuously and efficiently. As security for the performance by us of our obligations under each Orbital Concession, we were required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At December 31, 2002, the adjusted amount was approximately 16.4 million pesos per Orbital Concession. Under the terms of the surety bond, we have paid to ING Fianzas Comercial America, a surety, a premium of 205,000 pesos per Orbital Concession, and the surety has agreed to pay to the Federal Treasury of Mexico, in the event we breach the terms of the Orbital Concessions, a sum of 16.4 million pesos per Orbital Concession. The Orbital Concessions were finalized and published in the Official Gazette on December 30, 1997.

          The Orbital Concessions have twenty-year terms expiring on October 22, 2017 and may, subject to certain conditions, be extended for an additional twenty-year term, without the payment of any additional consideration to the Mexican government.

          Except in limited circumstances, we must notify the SCT prior to issuing and selling any of the shares that represent 10% or more of our outstanding capital stock, and must identify the potential purchaser. Within 30 days of receipt of such notification the SCT may object to the sale. We may only proceed with the proposed sale if no objection is raised by the SCT.

          The Property Concession includes two plots of land, and buildings and fixtures built thereon. The Property Concession includes the right to use only the property for the purposes of exploiting the orbital slots and frequency assignments. Additionally, we may not rent or otherwise sublease the property without the prior permission of the SCT. Under the Property Concession, we are required to: (i) pay an annual fee in an amount equal to 7.5% of the assessed property value and (ii) maintain the premises in good condition.

          The duration of the Property Concession is 40 years or for the length of the Orbital Concessions. The Property

Concession duration may be extended at the discretion of the SCT.

Concession Termination

          The Orbital Concessions will terminate if (i) the term of any such Orbital Concession expires, (ii) we resign our rights under any such Orbital Concession, (iii) the Mexican government through the SCT, expropriates any of the Orbital Concessions, (iv) we are liquidated or become bankrupt or (v) the SCT revokes any of the Orbital Concessions. Our assets and rights under the Orbital Concessions may also be temporarily seized by the SCT, as described below.

          The Communications Law provides that the SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including: (i) failure by us to exercise our rights under any of the Orbital Concessions for a period greater than 180 days from the date the Orbital Concessions were granted; (ii) unjustified interruption of the services that may be provided under the Orbital Concessions; (iii) our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires; (iv) failure by us to satisfy the terms or conditions set forth in the Orbital Concessions; (v) unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services; (vi) change of our nationality and (vii) assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of the Communications Law. In the cases of items (i), (v), (vi) and (vii) above, the SCT may immediately revoke any of the Orbital Concessions. In the cases of items (ii), (iii) and (iv) above, the SCT may only revoke any of the Orbital Concessions if it has imposed sanctions on us for the relevant breach on at least three separate occasions. In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us.

          The SCT also has the right to terminate any of the Orbital Concessions pursuant to an expropriation (rescate). As of the date of any such expropriation, assets used in connection with the exploitation of the Orbital Concessions would be subject to the ownership and management of the Mexican government.

          The SCT may also temporarily seize the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects an expropriation or a temporary seizure, except in the case of a temporary seizure due to war. In respect of an expropriation (rescate), the basis for any compensation to a concessionaire is specified by decree of the Mexican government and is subject to judicial review in the event of dispute. With respect to a temporary seizure, the Communications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the temporary seizure.

          The Property Concession will terminate if: (i) the Property Concession term expires; (ii) we resign our rights to the Property Concession; (iii) the Orbital Concessions are terminated; (iv) the purpose for which the Property Concession is granted no longer exists; (v) the Mexican government expropriates the Property Concession for reasons of public interest or (vi) the Property Concession is revoked. The Mexican government may revoke the Property Concession for various reasons, including without limitation, the following: (i) failure to use the Property Concession for the purpose for which it was granted; (ii) failure to comply with the terms of the Property Concession; (iii) activities, without prior permission of the SCT, which interfere with satellite operations; and (iv) under terms and conditions generally applicable to property concessions of this type under applicable Mexican law.

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

Treaties and International Accords

Reciprocity Agreement Between the United States and Mexico

          In April 1996, Mexico and the United States (the “Parties”) signed an agreement (the “Reciprocity Agreement”) concerning the transmission and reception of signals from satellites for the provision of satellite services to users in Mexico and the United States. The main aspects of this agreement are (i) Mexican satellites are permitted to provide satellite service to, from and within the United States (in conformance with applicable U.S. law), (ii) U.S. satellites are permitted to provide satellite service to, from and within Mexico (in conformance with applicable Mexican law), (iii) the conditions for the transmission and reception of satellite signals will be as agreed to in protocols to the agreement, (iv) the entities operating commercial satellites and earth stations may be structured with either public or private participation (in conformity with both Mexican and U.S. law), (v) neither Mexico nor the United States shall require a satellite licensed by the other government to obtain an additional license for the operation of the satellite in order to provide the satellite services described in the protocols to the Reciprocity Agreement, (vi) licenses for earth stations and satellite services must comply with national laws and regulations, (vii) applicable foreign ownership restrictions on satellite service providers and earth station licenses continue to apply and (viii) both Mexico and the United States retain the right to take actions that either government considers necessary for the protection of our essential security interests.

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

Direct-to-Home Protocol

          In November 1996, Mexico and the United States signed a protocol (the “DTH Protocol”) to the Reciprocity Agreement concerning the transmission and reception of signals from satellites for the provision of direct-to-home satellite services. Direct-to-home satellite services are defined to include direct-to-home fixed satellite service and broadcasting satellite service, which include one-way, encrypted video or video/audio radiocommunication signals transmitted by satellite for direct reception by subscribers who pay a periodic fee, distribution of video/audio to cable television head-ends and multipoint distribution service (“MDS”) or wireless cable facilities. The DTH Protocol addressed only a limited number of radiocommunication frequencies. The United States and Mexico have each agreed to permit satellites licensed by the other government to provide direct-to-home fixed satellite services and broadcasting satellite services to, from, and within the other country’s territory. Entities seeking to transmit or receive direct-to-home fixed satellite services or broadcasting satellite services signals via a satellite licensed by the other administration (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process). Both Mexico and the United States reserve the right to refuse to accept signals originating from third countries. In addition, both countries agree to permit direct-to-home fixed satellite service and broadcasting satellite service signals to be delivered directly to subscribers without requiring that they be retransmitted over an intermediary satellite system. Mexico and the United States agree not to impose significant restrictions on the amount or origin of advertising and program content. The DTH Protocol does not apply to the transmission of any audio-only direct-to-home fixed satellite service and broadcasting satellite service signals that do not contain solely music. Service to cable television head-ends is permitted under the DTH Protocol as of November 8, 1997.

          The DTH Protocol may be amended by written agreement of the Parties. The DTH Protocol may be terminated by agreement of the Parties, or by either Party by written notice of termination to the other Party. Such notice of termination shall enter into effect six months after receipt of the notice. The DTH Protocol will remain in force until it is terminated in such manner or replaced by a new protocol. Upon termination of the DTH Protocol, a Party may, at its discretion, terminate any license that has been issued pursuant to the DTH Protocol. In addition to the general provisions for termination, the DTH Protocol may be terminated upon sixty days’ written notice if a Party determines that the other Party has failed to conform to the principles of the DTH Protocol.

Fixed Satellite Services Protocol

          In October 1997, Mexico and the United States signed another protocol (the “FSS Protocol”) to the Reciprocity Agreement, with respect to the transmission and reception of signals from satellites for the provision of international and domestic fixed satellite services. The definition of fixed satellite services includes, but is not limited to, signals carrying video or video/audio distributed to cable television head-end and multipoint distribution service (restricted microwave television service) facilities and excludes the direct-to-home fixed satellite services and broadcasting satellite services governed by the DTH Protocol. Like the DTH Protocol, the FSS Protocol addresses only a limited number of radiocommunication frequencies. Subject to the terms of the FSS Protocol, the United States and Mexico have agreed to permit satellites licensed by the other to provide domestic and international fixed satellite services to, from, and within the other country’s territory. Satellites licensed by either Mexico or the United States may be authorized to provide international service beginning October 16, 1997. Satellites licensed by the United States were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic fixed satellite services in the United States beginning on January 1, 1998. The FSS Protocol also states that a satellite licensed by either Mexico or the United States to provide direct-to-home fixed satellite services or broadcasting satellite services shall be permitted to provide video or video-audio distribution to cable television head-end and multipoint distribution service (restricted microwave television services) facilities beginning November 8, 1997. Entities seeking to transmit or receive fixed satellite service signals via a satellite licensed by the other Party (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process). Unlike the DTH Protocol, the FSS Protocol permits communications to or from third countries. However, similar to the DTH Protocol, under the FSS Protocol, both countries agree to permit fixed satellite service signals to be delivered directly to fixed-earth stations without requiring that they be retransmitted over an intermediary satellite system.

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

Argentine Agreement

          In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain direct-to-home fixed satellite services, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the International Telecommunication Union (the “ITU”) as a base, sets forth the terms and conditions for the technical coordination of each party’s satellite systems. The parties further agreed to cooperate in assuring compliance with each party’s applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000, and the mutual exchange of diplomatic notes has taken place. The direct-to-home fixed satellite services agreement between Mexico and the Argentine Republic was signed on July, 2002.

ANDESAT Agreement

          On October 24, 1997, Mexico and Member Countries of the Andean Community of Nations (the “Andean Community”) entered into a five-year agreement regarding coordination between the Mexican satellite system and the Simón Bolívar Andean satellite system, which was amended on March 1, 1999 (the “ANDESAT Agreement”).

          Under the ANDESAT Agreement, we agreed to provide the Andean Community satellite capacity until January 2003 at certain preferred rates. The Andean Community had the right to use, at no charge, one and one quarter transponders. Under the ANDESAT Agreement, we agreed to pay to the Andesat Community an annual fee of $850,000, in four quarterly payments, correspondent to the downlink signals in the Andean region. On October 17, 2001, we reduced the capacity provision not charged to one transponder and agreed to pay $212,500 as a settlement payment for the ANDESAT Agreement obligations.

          In January 2003, the ANDESAT Agreement expired and we now operate directly in Bolivia, Ecuador and Peru. We are in the process of negotiating direct operating rights in Colombia and Venezuela.

The General Agreement on Trade in Services

          Under the auspices of the World Trade Organization (the “WTO”), the Negotiating Group for Basic Telecommunications concluded negotiations that resulted in receipt of commitments from 69 governments. The commitments cover basic telecommunications services including telephony, packet and circuit data transmission, fax, private leased, circuit, cellular telephony, individual localization telex and telegraph services. These services can be offered through a variety of available medium, such as cable, wireless, radio or satellite. The agreement itself imposes an obligation to afford most-favored-nation treatment to all other members unless an exemption is filed. Mexico did not file an exemption.

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

Government and Supra-Governmental Regulation

FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses

          The U.S. satellite and telecommunications industries are highly regulated. In addition to the international accords and protocols discussed above, the Federal Communications Commission (the “FCC”) regulates satellite providers operating in the U.S. as well as the provision of satellite services, generally. The FCC currently regulates access to the U.S. market by non-U.S. licensed satellite systems.

          In the Second Domestic International Satellite Consolidation rulemaking (“DISCO II”), the FCC adopted a framework under which it will consider requests for the use of non-U.S. licensed satellites to provide services in the U.S. The FCC will examine all requests to determine whether grant of authority is consistent with the public interest, convenience and necessity. In doing so, the FCC will consider factors such as the effect on competition in the U.S. market, spectrum availability, eligibility requirements (such as foreign ownership, legal, technical and financial qualifications), operating requirements and national security, law enforcement, foreign policy and trade concerns, as appropriate. Depending on the nature of the services offered in the United States, these foreign-licensed satellites may be subject to a variety of regulatory requirements. Petitions to reconsider certain aspects of the DISCO II order have been filed with the FCC.

          In determining the effect on competition, the order in DISCO II establishes a presumption that competition will be promoted, and, therefore, that no effective competitive opportunities (“ECO”) test is required, in evaluating whether to permit satellites licensed by WTO member countries to provide services covered by the U.S. schedule of commitments under the World Trade Organization Agreement on Basic Telecommunications (the “WTO Basic Telecom Agreement”). Except that if Comsat Corporation seeks to provide domestic services, it will be required to make an appropriate waiver of immunity from suit and demonstrate that the service will enhance competition in the U.S. market. For requests to serve the U.S. market by satellite operators from non-WTO member countries, the FCC will examine the effective competitive opportunities in the foreign markets for U.S. satellite operators to determine if the non-U.S. satellite satisfies the competition component of the public interest analysis.

          The FCC will also apply the ECO tests to requests to serve the U.S. market with services not covered by the WTO Agreement such as direct-to-home fixed satellite services, direct broadcast satellite services, and digital audio radio services. The U.S. schedule of commitments under the WTO Basic Telecom Agreement excludes direct-to-home fixed satellite services, direct broadcast satellite service and digital audio radio service, and the U.S. has taken a most-favored-nation and national treatment exception for these services. Thus, for those services the FCC will continue to apply the ECO test to entities including WTO member countries seeking to provide these services. The FCC, however, has created an exception to this general rule where the U.S. has entered into bilateral agreements with the other country regarding specific services, as the U.S. has done with Mexico. The FCC will review earth station applications to access a satellite licensed in a country with which the U.S. has a bilateral agreement based on a presumption that entry will promote competition. The application will be subject to other public interest requirements and must comply with FCC technical and service rules.

          Once operational, a non-U.S. licensed satellite system serving the U.S. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The DISCO II process provides that in order for non-U.S. satellite operators to bring before the FCC their requests to serve the U.S. they may (i) participate in a U.S. space station processing round, or (ii) have a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite or (iii) apply to be listed on the “Permitted Space Station List” of non-U.S. licensed satellites that any U.S.-authorized earth station with an “ALSAT” designation may communicate with, subject to any condition the FCC may impose. The FCC does not require space stations licensed by another country or administration to obtain separate and duplicative U.S. space station licenses, but the FCC does require compliance with the same technical requirements it imposes on U.S. satellites.

          The FCC also places certain restrictions on the ownership by non-U.S. citizens and corporations of FCC licenses. The Communications Act of 1934, as amended (the “Communications Act”), provides that certain radio licenses, including earth station licenses, cannot be granted to or held by any foreign government or the representative thereof. In addition, under Section 310(b) of the Communications Act, a non-U.S. citizen or a corporation organized under the laws of any foreign government may not hold or vote more than 20% of the equity of a common carrier, broadcast or aeronautical licensee directly. However, under Section 310(b)(4), the FCC does permit non-U.S. citizens or foreign corporations to own or vote 25% of the equity of a U.S. corporation which, in turn, owns all or part of the equity of a common carrier, broadcast or aeronautical licensee (i.e., a holding company) unless such ownership would be contrary to the public interest. The FCC has the discretion to permit such persons and corporations to exceed the 25% benchmark applicable to such indirect ownership interests.

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

          On December 14, 1999, we requested that the FCC include our satellites in the United States Permitted Space Station List. This request was approved by the FCC on October 30, 2000, and our satellites, Solidaridad 2 and Satmex 5, are now on the list. We are currently in the process of requesting the necessary license for the Satmex 6 satellite, which we expect to be completed by the end of this year.

Role of the International Telecommunication Union

          Registration of orbital slots and international frequency coordination is accomplished under the aegis of the ITU, an international body in which most of the nations of the world are represented as member states. Representation at the ITU for coordination purposes is limited to national governmental agencies; private companies are not entitled to participate in their own right in coordination activities.

          All ITU filings are made through ITU member states. Therefore, companies must work within the constraints set by the administration representing their interests and factors such as national interests and foreign relations concerns often affect positions that an administration is willing to take on behalf of commercial entities.

          Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies with the Radiocommunication Bureau (“Bureau”) of the ITU. After notification by the Bureau of the orbital slot request, other nations are afforded the opportunity to apprise the Bureau of any conflicts with their present or planned satellite systems. When a conflict or potential conflict is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.

          The process is ultimately subject to enforcement by national regulatory authorities acting pursuant to international treaty obligations. The ITU has limited power to enforce or police its rules; it relies on the goodwill and cooperation of the individual members.

          ITU rules grant coordination priority with respect to most frequency assignments at most orbital locations on a “first to file, first in right” basis, even though a filing entails no enforceable commitment to manufacture or launch a satellite within any particular period of time. When coordination consultations have been successfully completed, the Bureau is notified of that fact by the sponsoring administration. Subsequently, the satellite registrations are listed in the Bureau’s Master International Frequency Register (“MIFR”), which contains, for instance, the assigned frequency, the date of its registration, and technical details. Once this information is registered, the assignment is entitled to international recognition and protection against harmful interference for the life of the satellite while it is in operation.

          The SCT and other Mexican governmental agencies are responsible for filing and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the Bureau and for resolving interference concerns. Use of the orbital slots remains subject to the continuing oversight of the SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the international radio regulations.

Status of Our Satellites

          The Mexican government notified the ITU on October 4, 1994 that coordination for Solidaridad 1 had been completed and notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed.

          The Satmex 5 request for coordination was published by the ITU on June 24, 1997. We have favorably concluded coordination discussions with the government of Canada regarding Satmex 5 and are able to provide service in Canada.

          Satmex 6 advance publication was published by the ITU on April 15, 2001 and the coordination request was filed on July 2001. In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement would need to be negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. We have held discussions with Canada regarding coordination of Satmex 6. The negotiation of a new coordination agreement is in progress, with the active participation of the governments of Mexico and Canada and the affected satellite operators. We expect the new coordination agreement to be reached before the launch of Satmex 6, and the scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          The Company is exposed to market risk from changes in currency exchange rates and change in interest rates. The Company from time to time assesses its exposure and monitors opportunities to manage these risks.

     Exchange Rate Risk

          During 2001 and 2002, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 4.4% and 5.7%, respectively. The Company’s major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, the Company will be adversely affected by the effect of inflation in Mexico with respect to its peso denominated expenses.

     Interest Rate Risk

          At December 31, 2002, the fair value, based on quoted market prices, of the Company’s fixed rate notes was approximately $126.4 million. The carrying value of the Company’s senior secured notes approximates their fair value because their interest rates are based on floating rates. The carrying value of the Company’s fixed rate debt exceeded fair value by $193.6 million. Market risk on the Company’s variable rate debt is estimated as the potential increase in annual interest expense resulting from a hypothetical one percent increase in interest rates and amounts to $2.0 million.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders

     Not applicable.

Item 15. Controls and Procedures

          Under supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended, within 90 days of the filing date of this report (the “Evaluation Date”). Based on this evaluation, our principal executive officer and our principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to Satmex.

          In addition, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date. We have not identified any significant deficiencies or material weaknesses in our internal controls, and therefore we took no corrective actions.

PART IV

Item 18. Financial Statements

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel:+52(55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com.mx

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of
Satélites Mexicanos, S.A. de C.V.
Mexico City, Mexico

     We have audited the accompanying balance sheets of Satélites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S.A. de C.V. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche
Deloitte & Touche
April 21, 2003

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001
(Amounts in thousands of U.S. dollars)

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$26,822	$26,194
Restricted and segregated cash	6,817	155,496
Accounts receivable, net	5,597	2,042
Prepaid insurance	6,440	7,414
Due from related parties	4,796	7,200
Deferred income taxes	1,385	2,161

Total current assets	51,857	200,507
Satellites and equipment, net	289,637	320,725
Construction in process — Satmex 6 (Note 1)	214,903	95,092
Concessions, net	450,616	463,521
Prepaid insurance, non current		3,172
Deferred financing costs, net	3,671	5,929
Other assets	410	332

Total assets	$1,011,094	$1,089,278

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$1,000	$13,626
Accounts payable	4,942	4,227
Accrued expenses (Note 1)	6,406	18,759
Interest payable	14,196	14,196
Due to related parties	2,231	4,370
Deferred revenue — customers	60	39
Deferred revenue — Mexican government	2,200	2,200

Total current liabilities	31,035	57,417
Accrued expenses, non current (Note 1)	3,276	4,337
Deferred revenue — Mexican government	74,535	76,735
Deferred income taxes	10,194	19,807
Long-term debt	523,374	542,374

Total liabilities	642,414	700,670

Commitments and contingencies (Note 9)

Stockholders’ equity:
Common stock	385,054	383,547
Preferred stock	31,886	31,886
Accumulated deficit	(48,260)	(26,825)

Total stockholders’ equity	368,680	388,608

Total liabilities and stockholders’ equity	$1,011,094	$1,089,278

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in thousands of U.S. dollars)

	2002	2001	2000

Service revenue	$85,011	$128,044	$136,441

Operating expenses:
Satellite operations	17,059	19,768	20,039
Selling and administrative expenses	20,824	22,638	20,263
License and management fees	1,148	3,291	5,149
Depreciation expense and amortization of concessions	47,429	47,252	56,675

	86,460	92,949	102,126

Operating (loss) income	(1,449)	35,095	34,315
Gain on in-orbit failure of Solidaridad 1 (Note 1)	8,379	7,264	103,114
Interest income	2,001	9,269	1,517
Interest expense and amortization of deferred financing costs	(37,789)	(55,917)	(66,635)
Net foreign exchange gain (loss)	93	28	(98)

(Loss) income before income taxes	(28,765)	(4,261)	72,213
Deferred income tax benefit (expense)	8,837	1,149	(17,029)

Net (loss) income	(19,928)	(3,112)	55,184
Preferred stock dividend requirement	(1,507)	(1,507)	(1,507)

Net (loss) income applicable to common stockholders	$(21,435)	$(4,619)	$53,677

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Monetary amounts in thousands of U.S. dollars)

	Common Stock		Preferred Stock
					Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total

Balance January 1, 2000	10,000,000	$380,533	606,730	$31,886	$(75,883)	$336,536
Net income					55,184	55,184
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2000	10,000,000	382,040	606,730	31,886	(22,206)	391,720
Net loss					(3,112)	(3,112)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2001	10,000,000	383,547	606,730	31,886	(26,825)	388,608
Net loss					(19,928)	(19,928)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2002	10,000,000	$385,054	606,730	$31,886	$(48,260)	$368,680

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in thousands of U.S. dollars)

	2002	2001	2000

Operating activities
Net (loss) income	$(19,928)	$(3,112)	$55,184
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation expense and amortization of concessions	47,429	47,252	56,675
Amortization of deferred financing costs	2,315	2,302	2,180
Gain on in-orbit failure of Solidaridad 1 (Note 1)	(5,277)	(7,264)	(103,114)
Deferred revenue — customers	21	(3,918)	(3,921)
Deferred revenue — Mexican government	(2,200)	(2,200)	(2,200)
Deferred income taxes	(8,837)	(1,149)	17,029
Interest income from restricted and segregated cash	(1,360)	(7,440)
Use of restricted and segregated cash for interest payments	15,400
Changes in assets and liabilities:
Accounts receivable	(3,555)	5,860	(562)
Prepaid insurance	4,146	3,323	7,571
Accounts payable and accrued expenses	(7,422)	(3,345)	3,642
Interest payable		9,062	1,110
Due from/to related parties	265	(10,233)	8,015
Deferred financing costs and other assets	(135)	(133)	(782)

Cash flow provided by operating activities	20,862	29,005	40,827

Investing activities
Use of restricted and segregated cash	108,013	83,806
Construction in progress — Satmex 6	(119,811)	(91,920)	(3,172)
Acquisition of equipment	(3,436)	(3,822)	(3,480)

Cash flow used in investing activities	(15,234)	(11,936)	(6,652)

Financing activities
Use of restricted and segregated cash	26,626	500
Borrowings (repayments) under revolving credit facility	13,000	(15,000)	(15,000)
Repayment of revolving credit facility	(13,000)
Repayment of senior secured notes	(31,626)	(1,000)	(1,000)

Cash flow used in financing activities	(5,000)	(15,500)	(16,000)

Increase in cash and cash equivalents	628	1,569	18,175
Cash and cash equivalents at beginning of year	26,194	24,625	6,450

Cash and cash equivalents at end of year	$26,822	$26,194	$24,625

Supplemental disclosure
Interest paid	$49,309	$57,147	$63,123

Non-cash activities

      In 2001, the Company received $235.3 million of insurance proceeds related to the in-orbit failure of Solidaridad 1, which was recorded as restricted and segregated cash.

See notes to financial statements.

SATELITES MEXICANOS, S.A. de C.V.

(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS

(Monetary amounts expressed in U.S. dollars)

 1.  THE COMPANY

      Satélites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services (“FSS”) to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

      On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento’s voting interests. The remaining 25% of Satmex’s capital stock was retained by the Mexican government.

      In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the “Government Obligation”). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral’s and Principia’s interests in Firmamento.

      In August 2000, Satmex’s Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc. (“SS/L”), a wholly owned subsidiary of Loral, to build Satmex 6, designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the third quarter of 2003.

      On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

      The Company’s financial statements are presented in U.S. dollars and have been prepared using accounting principles generally accepted in the United States of America.

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

      Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2002	2001	2000

Current exchange rate at December 31,	Ps.10.31	Ps.9.14	Ps.9.60
Weighted average exchange rate	9.66	9.34	9.46

  Foreign currency transactions

      Transactions denominated in foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date. The effect of changes in exchange rates is recorded in the results of operations.

  Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Significant estimates include the estimated useful lives of the Company’s satellites and deferred income taxes.

  Cash and cash equivalents

      Cash and cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of ninety days or less.

  Restricted and segregated cash

      In accordance with the Company’s debt agreements, the insurance proceeds from the failure of Solidaridad 1 are restricted to use for debt service on the Company’s senior secured notes and revolving credit facility and for payments toward the construction and launch of Satmex 6. Upon receipt of the net insurance proceeds of $235.3 million, Satmex allocated $50.0 million of the proceeds for debt service and the remainder of the proceeds towards the construction and launch of Satmex 6. At December 31, 2002, Satmex had $6.8 million of restricted and segregated cash of which $170,000 is available for debt service on the senior secured notes and $6.6 million is available for the construction and launch of Satmex 6.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Satellites and equipment

      Satellites and equipment are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

      The estimated useful lives of the Company’s fixed assets are:

Solidaridad 2	14.5 years
Satmex 5	15 years
Equipment	9 years
Furniture and fixtures	10 years

      Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. Morelos 2 was fully depreciated at June 30, 1998.

      Costs incurred in connection with the construction and successful deployment of the Company’s satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, and construction period interest. Capitalized interest related to the construction of Satmex 6 was $14.2 million and $3.5 million for the years ended December 31, 2002 and 2001, respectively.

      Gains or losses from in-orbit satellite failures, after consideration of insurance proceeds, are recorded in the period the failure occurs.

      Except for the Company’s in-orbit satellites, all the Company’s long-lived assets are located in Mexico.

  Concessions

      The Mexican government granted Satmex the rights to three 20-year concession titles (the “Concessions”), to operate in three orbital slots; 109.2 degrees W.L., 113.0 degrees W.L. and 116.8 degrees W.L. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. The Concessions are being amortized over 40 years. Amortization expense totals $12.9 million annually.

  Deferred financing costs

      Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 2002, 2001 and 2000 was $2.3 million, $2.3 million and $2.1 million, respectively.

  Valuation of long-lived assets

      The carrying value of the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures impairment as the difference between the carrying value and the fair value of the asset.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Labor benefits, indemnification payments and other benefits plans

      At December 31, 2002 and 2001 the Company has no obligation for statutory seniority premiums and severance costs because the Company uses external services from affiliated companies to perform its activities. The Company has no obligation for post-retirement health care insurance or other benefits.

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

  Deferred revenue — Mexican government

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

  Financial instruments

      The estimated fair value of the Company’s financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

      The carrying value of the Company’s senior secured notes approximate fair value because the interest rate is based on floating rates. At December 31, 2002, the fair value of the Company’s fixed rate notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $126.4 million.

  Foreign exchange forward contracts

      The Company has used foreign exchange forward contracts to hedge the Company’s net monetary liabilities in foreign currencies. Gains and losses from the contracts are included in the component “Net foreign exchange gain (loss)” in the Statements of Operations. No such contracts were outstanding at December 31, 2002 and 2001.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Concentration of credit risk and principal customers

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high-credit-quality financial institutions. The Company’s customers are the Mexican government and large and mid-sized corporations. The creditworthiness of such institutions is generally substantial. As the Company expands its operations, it has added customers in emerging markets or customers that are in the development stage. Management believes that its credit evaluation, approval and monitoring processes mitigate potential credit risks.

      Revenue from Innova, S. de R.L. de C.V. (“Innova”), an affiliate of Grupo Televisa, represented 2%, 19% and 18% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively. Revenue from the Mexican government represented 5%, 8% and 7% of service revenue for the years ended December 31, 2002, 2001 and 2000, respectively.

      Approximately 49%, 55% and 53% of the Company’s service revenue for the years ended December 31, 2002, 2001 and 2000, respectively, was generated from customers in Mexico.

  Value added tax

      The Company collects value added tax based on revenue from its customers. Value added taxes previously paid for the acquisition of assets or operating expenses may be offset against value added tax collected from customers.

  Accounting Pronouncements

      In June 2001, the FASB issued Statement No. 141, “Business Combinations” (“SFAS 141”) and Statement No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS 142 on January 1, 2002 did not have an effect on the Company’s financial position or results of operations.

      In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no effect on the Company’s financial position or results of operations.

      In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. It supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and the accounting and provisions of APB 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment or

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

a business. The adoption of SFAS 144 on January 1, 2002 did not have an effect on the Company’s financial position or results of operations.

      In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense) beginning in fiscal 2003, with early adoption encouraged. This SFAS No. 145 is not expected to have a material effect in the financial statements of the Company.

      In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This SFAS No. 146 is not expected to have a material effect on the financial statements of the Company.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures did not have a material impact on our financial position or result of operations. We do not believe the adoption of the recognition and initial measurement requirements of this interpretation will have a material impact on our financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment to of FASB Statement No. 123,” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. This SFAS No. 148 has no effect in the financial statements of the Company.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interest. This interpretation defines the concept of “variable interest” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003.

3.  ACCOUNTS RECEIVABLE

	December 31,

	2002	2001

	(in thousands)
Customers	$6,770	$3,827
Value added tax recoverable	526
Other	470	261
Allowance for uncollectible accounts	(2,169)	(2,046)

	$5,597	$2,042

4.  SATELLITES AND EQUIPMENT

	December 31,

	2002	2001

	(in thousands)
Satellites (Note 1)	$409,119	$409,119
Equipment	30,677	25,647
Furniture and fixtures	6,664	6,321
Leasehold improvements	4,371	2,772
Construction in progress	455	4,245

	451,286	448,104
Accumulated depreciation	(161,649)	(127,379)

	$289,637	$320,725

      Depreciation expense was $34.5 million, $34.4 million and $43.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	December 31,

	2002	2001

	(in thousands)
Amounts receivable:
Enlaces	$2,900	$3,672
Mexican government agencies	1,887	2,557
Loral		517
Principia		386
Service companies	9	68

	$4,796	$7,200

Amounts payable:
Loral	$314	$768
Principia		109
Service companies	1,881	3,493
Enlaces	36

	$2,231	$4,370

      Transactions with related parties, not otherwise disclosed, are as follows:

  Enlaces

      Enlaces Integra (“Enlaces”) a company owned by Principia and Loral leases transponder capacity from Satmex. In 2002 and 2001, service revenue from this lease was $421,000 and $350,000, respectively. Also, Satmex agreed to loan Enlaces up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces matures January 4, 2006 and accrues interest at a rate equal to Satmex’s weighted average interest cost plus 1%. Further, Enlaces uses services provided from affiliated companies to perform its activities. In June 2002, Satmex purchased approximately $718,000 of equipment from Enlaces and in July 2002, Satmex purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces. Furthermore, the equipment was leased to Enlaces in the amount of $230,000 during 2002. Enlaces used the proceeds from the sale to repay its outstanding loan from Satmex. At December 31, 2002, there were no borrowings outstanding under the loan agreement.

  Revenue

      Service revenue from related parties, primarily the Mexican government, amounted to $10.2 million, $14.7 million and $13.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Satmex leases transponder capacity to Loral affiliates. Service revenue in 2002, 2001 and 2000 was $2.6 million, $4.7 million and $3.5 million, respectively.

  Replacement Capacity

      Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $4.2 million and $6.7 million for providing capacity on Loral Skynet satellites in 2002 and 2001, respectively.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

  Commissions

      Loral Skynet billed Satmex $547,000 and $574,000 for sales commissions in 2002 and 2001, respectively.

  Management fee

      Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the year ended December 31, 2002, Loral and Principia waived the management fee. For the years ended December 31, 2001 and 2000, the management fee was $2.3 million and $3.2 million, respectively, of which, $767,000 and $396,000, respectively, was offset against accrued expenses.

  License fee

      Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the years ended December 31, 2002, 2001 and 2000, the license fee was $1.2 million, $1.8 million and $1.9 million, respectively, of which $65,000, $106,000 and $41,000, was offset against accrued expenses.

  Rent

      The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. For the years ended December 31, 2002, 2001 and 2000, the rent expense under this agreement was $321,000, $317,000 and $289,000, respectively.

  Service companies

      Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies cost plus a fee. For the years ended December 31, 2002, 2001 and 2000, this fee was $524,000, $794,000 and $923,000, respectively.

  Guarantee arrangements

      In connection with the loan agreements (see Note 6), Firmamento and Servicios have provided and continue to provide guarantees on behalf of the Company.

 6.  LONG-TERM DEBT

	December 31,

	2002	2001

	(in thousands)
Senior secured notes (5.88% and 6.58% at December 31, 2002 and 2001, respectively)	$204,374	$236,000
Fixed rate notes	320,000	320,000

Total debt	524,374	556,000
Less, current maturities	1,000	13,626

	$523,374	$542,374

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      On February 2, 1998, the Company issued $320 million 10.125% fixed rate notes due November 1, 2004 (the “Fixed Rate Notes”). The Fixed Rate Notes are unsecured and rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior debt of the Company, including the Senior Secured Notes.

      On March 2, 1998, the Company issued $325 million of senior secured floating rate notes due June 30, 2004 (the “Senior Secured Notes”). The Senior Secured Notes rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior indebtedness of the Company including the Fixed Rate Notes. The Senior Secured Notes bear interest, at the Company’s option, at rates based on LIBOR or the base rate specified in the credit agreement, are redeemable at the option of the Company and are secured by substantially all of the assets of the Company. In addition, the Senior Secured Notes are guaranteed by Firmamento and Servicios.

      The Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels and impose limits on the Company’s spending for capital expenditures. In addition, the Senior Secured Notes and the Fixed Rate Notes contain limitations on indebtedness, investments, business combinations and other customary restrictions. At December 31, 2002, Satmex was in compliance with all covenants governing its debt agreements.

      At December 31, 2001, a technical default existed with respect to the Company’s Senior Secured Notes due to the failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the Senior Secured Note Indenture. On April 23, 2002, the Company made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. At December 31, 2001, the Company classified $12.6 million, representing the 2001 and 2000 principal repayments, as current portion of long-term debt.

      The Company is required to make quarterly redemption payments on the Senior Secured Notes of $250,000 through March 31, 2004, plus additional prepayment from excess cash flow, as defined in the indenture, with the balance due on June 29, 2004.

      In February 2000, the Senior Secured Notes were amended to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%.

      In November 2002, the Company amended the insurance covenant in the Fixed Rate Note Indenture. The indenture required the Company to maintain in-orbit insurance coverage on certain terms that could not be obtained in the market at commercially reasonable rates. In addition, the Company received waivers from the holders of the Senior Secured Notes of the provisions contained in the agreement governing that debt obligation that obligates the Company not to amend the terms of the Fixed Rate Notes.

      The aggregate maturities of debt are as follows (in thousands):

2003	$1,000
2004	523,374

$524,374

      Funds available from the restricted and segregated cash account allocated for the construction and launch and cash flow from operations are not sufficient to fund the in-orbit delivery of the Satmex 6 satellite. For that reason, the Company pursued loans supported by export credit agencies, the terms of which will likely require the Company to extend the maturities of the Fixed Rate Notes.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      In April 2003, Satmex received confirmation of approval from Coface for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from Ex-Im Bank for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiations of final documentation. In order to complete the Ex-Im Bank and Coface financing, Satmex will have to repay, refinance or restructure its Senior Secured Notes and extend the maturity of its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy.

      On March 18, 2003, holders of Satmex’s Senior Secured Notes agreed to modify certain financial covenants required by the Senior Secured Notes Indenture, Satmex agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 20, 2003, solely to the holders that gave consent. The total fee paid was US$494,877.50. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the Senior Secured Notes. In addition, a new covenant was incorporated to require that the Ex-Im Bank and Coface financings be closed on or prior to September 30, 2003.

 7.  STOCKHOLDERS’ EQUITY

      At December 31, 2002 and 2001 the Company’s issued and outstanding capital stock was comprised of a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares, respectively in both years.

      On March 12, 1999, at an extraordinary general meeting of Satmex’s stockholders it was agreed to increase the fixed capital stock by $56.1 million through the authorization of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2002, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%. Loral and Principia own 65% and 35% of Servicios, respectively.

      The issued and outstanding capital stock of the Company consisted of the following:

	December 31,

Series	2002	2001

A Common stock	2,601,000	2,601,000
B Common stock	2,499,000	2,499,000
N Common stock	4,900,000	4,900,000
C Preferred stock	606,730	606,730

	10,606,730	10,606,730

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      At December 31, 2002 and 2001 the capital stock and the notional value is as follows:

	2002		2001

Description	Shares	Amount	Shares	Amount

		(in thousands)		(in thousands)
Common stock:
Fixed portion	5,000	$6	5,000	$6
Variable portion	9,995,000	385,048	9,995,000	383,541

	10,000,000	$385,054	10,000,000	$383,547

Preferred stock:
Fixed portion	606,730	$31,886	606,730	$31,886

      Stockholder’s equity except restated capital paid by stockholders and net taxable retained earnings adjusted for inflation in accordance with Mexican tax law, will be subject to a 35% dividend tax in the event of distribution. Restatement of capital paid and net tax retained earnings are computed in accordance with certain tax procedures which is approximately the accumulated effect of inflation on both items.

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

 8.  INCOME TAXES

      The income tax (benefit) expense for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000

	(in thousands)
Deferred	$(8,837)	$(1,149)	$17,029

Net income tax (benefit) expense	$(8,837)	$(1,149)	$17,029

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      The components of the net deferred income tax asset and (liability) are as follows:

	December 31,

	2002	2001

	(in thousands)
Tax loss carryforwards	$89,006	$83,010
Deferred revenue	19,232	23,937
Other, net	1,381	1,305
Satellites and equipment	(51,696)	(64,145)
Gain on in-orbit failure of Solidaridad 1	1,139	3,747
Concessions	(39,773)	(49,143)
Prepaid insurance	(1,523)	(3,861)
Deferred financing costs	(967)	(1,775)

Subtotal	16,799	(6,925)
Valuation allowance	(25,608)	(10,721)

Net deferred tax liability	$(8,809)	$(17,646)

      The net deferred income tax liability is classified as follows:

	2002	2001

	(in thousands)
Current deferred income tax assets	$1,385	$2,161

Long-term deferred income tax liabilities	$10,194	$19,807

      At December 31, 2002 the Company had tax loss carryforwards of approximately $278 million which expire from 2008 to 2012 and credits available against the asset tax of approximately $38 million which expire in 2003. Due to the uncertainties regarding the Company’s ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $25.6 million at December 31, 2002 against the deferred tax assets.

      The provision for income taxes, for the years ended December 31, 2002, 2001 and 2000 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

	2002	2001	2000

	(in thousands)
Tax (benefit) expense at Mexican statutory income tax rate (35%)	$(10,068)	$(1,491)	$25,275
Inflation component and effect of remeasurement	(11,895)	1,386	(3,409)
Non deductible expenses	79	75	59
Change in valuation allowance	14,887	(1,119)	(4,701)
Effect of change in statutory tax rates	(1,840)
Other			(195)

Net income tax (benefit) expense	$(8,837)	$(1,149)	$17,029

      The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, as defined in the law, less certain liabilities, which is payable to the extent it exceeds amounts due for income taxes. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. This ruling will have a favorable effect to reduce the Company’s asset tax in the future. Any asset taxes paid may be used to offset future income taxes payable if certain conditions are met. For the year ended December 31, 2002, the Company had no asset tax liability.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The effect of this change on the deferred tax assets and liabilities was recognized in 2002.

      On January 1, 2002, the Mexican government amended existing legislation to impose a fee on all satellite service providers. The fee is based on megahertz used in the C- and Ku-bands. At December 31, 2002 Satmex has sufficient credits available under the amended law to offset this fee.

      Further, the Mexican government amended the tax law, on January 1, 2002, to broaden the scope of telecommunications services subject to a 10% tax. The Company believes, based on discussions with its external tax advisors and its internal legal department that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company’s interpretation. Satmex has presented its interpretation to the Mexican government and is awaiting a resolution of the matter.

9.  COMMITMENTS AND CONTINGENCIES

      In November 2002, Satmex renewed the in-orbit insurance policy on Solidaridad 2 through November 2003. The renewal policy does not insure against an in-orbit failure due to the loss of the satellite’s control processor, the same component that caused the loss of Solidaridad 1 and other Hughes satellites, and increased the requirement for a constructive total loss of the satellite to the loss of 75% of the satellite’s transponder capacity. An uninsured loss of Solidaridad 2 would have a material effect on Satmex’s results of operations and financial condition.

      In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement would need to be negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

      The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $118,000. Rent expense under this lease was $1.6 million, $1.4 million and $1.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

SATELITES MEXICANOS, S.A. de C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

      Future minimum lease receipts due from customers under non-cancelable operating leases for transponder capacity on satellites in-orbit as of December 31, 2002, are as follows (in thousands):

2003	$70,675
2004	61,312
2005	52,202
2006	32,768
2007	27,453
Thereafter	84,422

$328,832

10.  REVENUE BY CUSTOMER LOCATION

      The following table presents revenue by country based on customer location for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

	(in thousands)
Mexico	$41,630	$69,826	$72,068
United States	37,619	50,992	58,094
Other	5,762	7,226	6,279

Total	$85,011	$128,044	$136,441

Item 19. Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V.†

1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation).†

2.1	Indenture, dated as of February 2, 1998, between Satelites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee.†

2.2	Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.†

2.3	First Supplemental Indenture, dated as of June 30, 1998, Supplemental to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.†

2.4	Second Supplemental Indenture, dated as of February 16, 2000, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.††

2.5	Supplemental Indenture, dated as of November 25, 2002, to Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee.*

2.6	Third Supplemental Indenture, dated as of March 18, 2003, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors and Citibank, N.A., as trustee.*

4.1	Satellite Concession 116.8 degrees W.L.†

4.2	Satellite Concession 116.8 degrees W.L. (English Translation)†

4.3	Satellite Concession 113.0 degrees W.L.†

4.4	Satellite Concession 113.0 degrees W.L. (English Translation)†

4.5	Satellite Concession 109.2 degrees W.L.†

4.6	Satellite Concession 109.2 degrees W.L. (English Translation)†

4.7	Property Concession†

4.8	Property Concession (English Translation)†

4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.†

7.1	Computation of Excess (Deficiency) of Earnings to Fixed Charges.*

10.1	Secion 302 Certification of Lauro González Moreno, Chief Executive Officer.*

10.2	Section 302 Certification of Cynthia Pelini, Chief Financial Officer.*

10.3	Section 906 Certification of Lauro González Moreno, Chief Executive Officer.*

10.4	Section 906 Certification of Cynthia Pelini, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Annual Report on Form 20-F for the year ended December 31, 1999.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. de C.V.

	By:	CYNTHIA PELINI

Cynthia Pelini Chief Financial Officer
Date: June 30, 2003