Form 20-F
period 2003-12-31
SATELITES MEXICANOS SA DE CV
filed 2004-07-15
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

Blvd. M. Avila Camacho No. 40, 23rd floor

Col. Lomas de Chapultepec
11000 Mexico, D.F.
Mexico
(52) 55-5201-0800

Jurisdiction of incorporation: Mexico

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
10.125% Series B Senior Notes due 2004

The number of outstanding shares of capital stock as of December 31, 2003 was:

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

SELECTED FINANCIAL DATA

      The following table presents selected financial information for Satélites Mexicanos, S.A. de C.V. (“we,” “us” or the “Company” or “Satmex”) for the five years in the period ended December 31, 2003. The information was derived from our audited financial statements. The audited financial statements were prepared in accordance with accounting principles generally accepted in the United States. The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Operating and Financial Review and Prospects” and to our financial statements, and the related notes thereto, included elsewhere herein.

	Years Ended December 31,

	2003	2002	2001	2000	1999

	(Amount in millions of U.S. dollars)
Statement of Operations Data:
Revenue(1)	$78.8	$85.0	$128.0	$136.4	$135.5
Operating income (loss)(1)	(7.6)	(1.4)	35.1	34.3	25.0
Income (loss) before income taxes and extraordinary loss(1)	(43.5)	(28.8)	(4.3)	72.2	(41.0)
Deferred income tax benefit (expense)(1)	(35.7)	8.8	1.1	(17.0)	(5.7)
Net income (loss)(1)	(79.2)	(19.9)	(3.1)	55.2	(46.7)
Net income (loss) applicable to common stockholders(1)	(80.7)	(21.4)	(4.6)	53.7	(47.8)
Other Data:
Depreciation and amortization	$48.4	$47.4	$47.3	$56.7	$61.3
Capital expenditures	37.9	123.2	95.7	6.7	6.3
Balance Sheet Data (at end of period):
Total assets	$973.7	$1,004.8	$1,089.3	$1,123.6	$1,041.7
Current maturities of long term debt	523.6	1.0	1.0	1.0	1.0
Long-term debt	—	523.4	542.4	571.0	587.0
Stockholders’ equity(1)	289.5	368.7	388.6	391.7	336.5

(1)	In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on- going monitoring costs and the excess of the estimated cost over revenue for the then committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. In 2003, Satmex canceled a portion of the reserve for monitoring costs by $3.3 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

EXCHANGE RATES

      The following table presents the period-end, average, low and high Noon Buying Rate for the purchase and sale of dollars, each expressed in pesos per dollar. The exchange rate translations presented should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated.

	Exchange Rate(1)

Year Ended December 31,
	Period End	Average(2)	Low	High

1999	9.48	9.56	9.24	10.60
2000	9.62	9.47	9.18	10.09
2001	9.14	9.34	8.95	9.97
2002	10.31	9.66	9.00	10.36
2003	11.24	10.79	10.11	11.40
2004	— January		10.80	11.24
	February		10.89	11.19
	March		10.91	11.24
	April		11.12	11.47
	May		11.39	11.68
	June		11.32	11.49

(1)	Source: Federal Reserve Bank and Banco de México.

(2)	Average of month-end rates.

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

Factors Relating to Satmex

We are currently in default under the indentures governing our 10.125% senior notes due 2004 and our floating rate notes due 2004 and are currently negotiating the restructuring of our current debt. If these efforts are not successful, we do not expect to be able to pay the amounts due on those notes, either at their stated maturity or as a result of any acceleration; as a result, we may commence a court supervised restructuring.

      On June 30, 2004, our outstanding senior secured floating rate notes due June 2004 (the “Floating Rate Notes”) came due and we did not make the required principal payment of $203.4 million. We have continued to pay monthly interest on the Floating Rate Notes. Also, we did not make the August 1, 2003 and February 1, 2004, interest payments on our 10.125% senior notes due November 2004 (the “Fixed Rate Notes”). The amount of each interest payment due was $16.2 million for a total of $32.4 million. We did not make the interest payments on the Fixed Rate Notes due to cash shortfalls from our operating activities. Certain other covenant defaults have occurred under both indentures.

      The occurrence of the events of default under the Fixed Rate Notes gives the holders of those notes the right to accelerate our principal repayment obligations on those notes. As of the date of this annual report, we have not received notice of the acceleration of principal repayment as provided for in the indentures for the Fixed Rate Notes.

      We have been actively exploring with our financial advisors the restructuring of our debt obligations. This restructuring may be part of a court supervised restructuring that would be commenced by us.

      We have been negotiating with an ad hoc committee of the holders of the Fixed Rate Notes regarding a possible restructuring of the Fixed Rate Notes, but have not, as of the date of this annual report, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding the restructuring of the Fixed Rate Notes. On May 4, 2004, the ad hoc committee informed us that certain members held more than 51% of the outstanding principal amount of the Fixed Rate Notes.

      We are also negotiating to restructure the Floating Rate Notes with an ad hoc committee of holders of the Floating Rate Notes. As of the date of this annual report, we have not reached any agreement with the ad hoc committee or any other holder of Floating Rate Notes regarding the restructuring of the Floating Rate Notes. On April 28, 2004, the ad hoc committee informed us that its members held more than 62% of the outstanding principal amount of the Floating Rate Notes.

      As part of our restructuring, we are working with our advisors to arrange financing for the remaining amounts necessary to launch our new satellite, Satmex 6. In order to arrange this financing, we may commence a court supervised restructuring. The launch of Satmex 6 is critical to our ability to increase cash flows and improve our financial position.

      If we are not successful in our efforts to negotiate the terms of a consensual restructuring of the Fixed Rate Notes and the Floating Rate Notes we may commence a voluntary bankruptcy case in the United States under Chapter 11 of the U.S. Bankruptcy Code or a voluntary reorganization proceeding (“Concurso Mercantil”) in Mexico, under Mexican bankruptcy law (Ley de Concursos Mercantiles) (the “LCR”).

If Servicios defaults in the payment of certain debt owed to the Mexican government, the Mexican government would gain control of us.

      On September 30, 2003, our parent company, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), defaulted, as a result of its failure to maintain a minimum coverage ratio, on its approximately $125.1 million debt obligation to the Mexican government, which was incurred in connection with the acquisition of us and which accrues deferred interest at the rate of 6.03% per annum, compounds daily and matures in December 2004 (the “Menoscabo”). If Servicios were to default in the payment of the Menoscabo, the Mexican government has the right to initiate foreclosure proceedings, which would lead to the transfer of the holdings of Loral Space & Communications Ltd. (together with its subsidiaries, “Loral”) and Principia, S.A. de C.V. (“Principia”) in Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”) to a third party purchaser. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot make any assurances that it would assume any of our debt, including the existing notes. Also, in that scenario, we would be controlled and managed by the Mexican government.

Mexican reorganization laws may not be as favorable to creditors as U.S. bankruptcy laws. If we are declared subject to reorganization under Mexican law, holders may find it difficult to collect payment on our Fixed Rate Notes and our Floating Rate Notes.

      We cannot assure holders of the Fixed Rate Notes that they would be able to collect payment on the Fixed Rate Notes in dollars, or at all, if we became subject to a Mexican liquidation (quiebra). We cannot assure holders of the Floating Rate Notes that they would be able to collect all the payments owed on the Floating Rate Notes in dollars, if we became subject to a Mexican liquidation (quiebra).

      Concurso Mercantil is based on the LCR enacted in May 2000, which provides for two different and separate proceedings: conciliation and liquidation (quiebra). The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods, subject to certain conditions. The objective of the conciliation phase is to reach a restructuring agreement between the debtor and its creditors. An agreement among a debtor and its creditors would have the effect of ending the concurso mercantil; the LCR provides for specific creditor voting rules and any dissenting creditors are bound by the agreement. If the debtor does not reach an agreement with its creditors within the mandatory period of time, the debtor is put into liquidation (quiebra) during which phase the debtor’s assets are liquidated. Both proceedings are likely to take significantly more time and be significantly less predictable than a reorganization case under U.S. laws. If we were to be declared subject to reorganization under the LCR, holders of our Fixed Rate Notes and Floating Rate Notes would have to file a claim in Spanish against our estate in Federal District Court in Mexico City. In a reorganization proceeding under the LCR, upon the commencement of the conciliation phase, all payment of principal and interest to the holders of the Fixed Rate Notes or the Floating Rate Notes is suspended by the court until the termination of such proceedings.

      Furthermore, the outstanding amounts under our Fixed Rate Notes would cease to accrue interest in accordance with the terms of the indenture and would be converted into Mexican currency at the exchange rate published by Mexico’s central bank (Banco de México), and the resulting amount would be converted into inflation-indexed units or UDIS as published by Banco de México. The outstanding amounts under our Floating Rate Notes would remain in U.S. dollars and would accrue interest as stipulated by the LCR. It is unclear whether holders of the Fixed Rate Notes or the Floating Rate Notes would be subject to greater risks under the LCR than under the U.S. bankruptcy code.

      This summary contains a description of certain consequences of a reorganization proceeding under the LCR and it does not purport to be a comprehensive description. This discussion does not constitute, and should not be considered legal advice to our creditors, including the holders of Floating Rate Notes or Fixed Rate Notes. Holders of Floating Rate Notes or Fixed Rate Notes should consult their own advisers as to the Mexican consequences of the purchase, ownership and disposition of Floating Rate Notes or Fixed Rate Notes.

If our restructuring efforts are not successful, our inability to generate sufficient cash flows could severely affect our ability to continue as a going concern.

      Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to the defaults and possible acceleration of our debt, there is a substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustment that might result from the outcome of that uncertainty. If we are unable to restructure our debt, we might be unable to continue operations under current ownership.

If our restructuring efforts are not successful, we face a substantial risk of Mexican reorganization-related proceedings or a U.S. bankruptcy case.

      Since we have defaulted on the Fixed Rate Notes and the Floating Rate Notes, some or all of our creditors may attempt to take legal action against us, including instituting a Concurso Mercantil in Mexico or filing an involuntary bankruptcy petition against us in the United States under the U.S. Bankruptcy Code. Further, we may choose to institute a voluntary reorganization case under the U.S. Bankruptcy Code or the LCR. If any such case was to be instituted, we could not predict the duration or the result thereof or the ability of holders of the Fixed Rate Notes or Floating Rate Notes to influence the outcome of such case. We are not aware of any regulated company of our size that has completed a restructuring under the new Mexican reorganization law since the current law was enacted in May of 2000. A reorganization is likely to result in significant changes to our Fixed Rate Notes and Floating Rate Notes, which could include, among others, capitalization and/or rescheduling of all or part of those obligations. If we are declared subject to reorganization under Mexican law, holders may find it difficult to collect payment on our Fixed Rate Notes and our Floating Rate Notes. We believe that any such adverse effects would be exacerbated if the reorganization were protracted.

The restructuring of our Fixed Rate Notes and our Floating Rate Notes may involve a voluntary reorganization case with prenegotiated terms. Should the case become protracted, this may affect our ability to manage our business.

      The restructuring of the Fixed Rate Notes and the Floating Rate Notes may be undertaken pursuant to a voluntary reorganization process in Mexico or the filing of a voluntary Chapter 11 petition in the United States under the U.S. Bankruptcy Code. We expect that a voluntary reorganization would include prenegotiated restructuring terms. If the proceeding becomes adversarial and/or protracted, our ability to operate or manage our business, to retain employees, to renew contracts or create new client relationships, to continue to collect payments for our services or to obtain market-based funding or financing could be materially adversely affected.

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

We may not be able to meet our revised planned schedule for launching or commencing operations of Satmex 6. Further extensive delays in the launch or commencement of operations of Satmex 6 could affect our ability to generate revenue in the short term.

      We originally planned to launch Satmex 6 in the first quarter of 2003. However, as a result of our current inability to pay remaining launch-related costs of up to $50 million, we do not expect to be able to launch Satmex 6 before late 2004. We may experience additional delays that may result in our further postponing the launch of Satmex 6. Satellite launches may be delayed for several reasons, including delays in the availability of launch vehicles or the periodic unavailability of optimum launch dates. In addition, if we are unable to reach agreement with our debt holders on our financial restructuring the launch of Satmex 6 will be delayed further.

      As part of our restructuring, we are actively exploring with our financial advisors how to finance the remaining funds required to launch Satmex 6. In order to arrange this financing, we may commence a court supervised restructuring. The launch of Satmex 6 is critical to our ability to increase cash flows and improve our financial position.

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

      If we are successful in funding the launch of Satmex 6, we may experience launch failure with respect to Satmex 6 that could result in the partial or total loss of the satellite. Satellite manufacture and launch involve complex processes and technology, and we rely on contractors for both the manufacture and the launch of our satellites. Even if launched into orbit, a satellite may fail to enter into its designated orbital location or we may use more fuel than planned to place a satellite into its orbital location and, as a result, reduce the orbital maneuver life of the satellite.

      In December 2002, Arianespace, the French company that will be launching Satmex 6, experienced a failure of its Ariane 5 ECA rocket minutes after blast off. The rocket crashed into the Atlantic Ocean and all satellites on board were irretrievably lost. Satmex 6 will not be launched on the Ariane 5 ECA rocket, but is expected to be launched on the Ariane 5G+ rocket, which is a modified version of the Ariane 5G. The Ariane 5G has performed more reliably than the Ariane 5 ECA in the past. However, we cannot assure you that there will not be a failure of the launch vehicle upon the launch of Satmex 6. While a loss of Satmex 6 from a launch failure would generate insurance proceeds for us, our ability to increase our revenues and cash flows in the short to medium term would be materially adversely affected.

Even if our restructuring of the Floating Rate Notes and Fixed Rate Notes is successful, our ability to find additional financing in the future may be limited.

      In the future, we may require additional financing in order to service our indebtedness, fund our operations and/or invest in the growth of our business. We may not have sufficient resources or have access to financing on terms acceptable to us, if at all. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are beyond our control.

Our financial condition, prospects and the secondary trading prices of the Floating Rate Notes and Fixed Rate Notes may be materially and adversely affected by ratings downgrades.

      On September 5, 2003, Moody’s Investors Services lowered its ratings of our senior unsecured indebtedness from “Ca” to “C,” as a result of the payment default on the Fixed Rate Notes. “Ca” is the second lowest rating category out of 21 and describes obligations that Moody’s believes are speculative in a high degree and that are often in default or have other marked shortcomings. “C” is the lowest rating category and describes obligations that are typically in default, with little prospect for recovery of principal or interest.

      On August 6, 2003, Standard & Poor’s lowered our long term foreign issuer credit rating from “CCC+” to “D,” as a result of the payment default on the Fixed Rate Notes. A “CCC+” rating describes an obligation that Standard & Poor’s believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, Standard & Poor’s believes that a “CCC” rated obligor is not likely to have the capacity to meet its financial commitment on the obligation. A “D” rating is assigned when Standard & Poor’s believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. As a consequence of having a “D” rating, for a period longer than six months, Standard & Poor’s will no longer rate us.

      As a result of our credit defaults and these negative credit ratings and downgrades, we cannot rely on sources of short-term financing, which could otherwise allow us to finance our operations. The secondary trading prices of the Floating Rate Notes and Fixed Rate Notes may be materially and adversely affected by downgrading and potential loss of Standard & Poor’s rating. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of our existing customers.

      The defaults and the possibility of acceleration of our debt and the lack of access to additional financing raise substantial doubt about our ability to continue as a going concern unless we are able to restructure our debt and finance the launch of our new Satmex 6 satellite. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings for which our ability to compete is limited by our lack of funds.

      The satellite industry is subject to continuous, rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on the basis of cost, quality or functionality. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. We currently do not have sufficient funds and even if we are able to restructure successfully the Fixed Rate Notes and the Floating Rate Notes, we may not have sufficient funds or it may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. We cannot assure you as to the nature and extent of the impact on us of technological change.

Our in-orbit satellites remain vulnerable to failure.

      Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life. Satellites are carefully built and tested and have certain redundant systems in case of failure. However, in-orbit failure may result from various causes including:

•	component failure;

•	loss of power or fuel;

•	inability to control positioning of the satellite;

•	solar and other astronomical events; and

•	space debris.

      Repair of satellites in space is not feasible. Many factors affect the useful lives of satellites. These factors include:

•	station-keeping fuel consumption to maintain a satellite’s position in orbit;

•	the quality of manufacture;

•	gradual degradation of solar panels or other components; and

•	the durability of components.

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

      At December 31, 2003, our Solidaridad 2 and Satmex 5 satellites had remaining estimated useful lives of 5.4 and 10 years, respectively. Solidaridad 2 was manufactured by Boeing Space Systems (formerly Hughes Space and Communications), and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

      Satmex 5 was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.9 years of station-keeping capability to maintain its position in orbit.

      During standard station-keeping procedures to maintain the satellite’s position in orbit on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing Satellite Systems, working together, returned the primary XIPS to an acceptable level of operation.

      In connection with the events surrounding Satmex 5’s XIPS, we sent our insurers notices of occurrence on November 24, 2003, December 3, 2003 and December 10, 2003. These notices are conditions to the filing of any formal proof of loss under the terms of the expired Satmex 5 insurance policy. On June 7, 2004, the 180 day claim period to file a proof of loss expired and, based on a review of technical and operational considerations regarding Satmex 5 and the terms of in-orbit insurance coverage for the satellite, we concluded that the conditions necessary to establish a partial claim did not exist.

      In February 2004, we and the satellite manufacturer agreed on returning to use the secondary XIPS as the operating propulsion system and it is performing outside of its operating margins. The primary XIPS remains available as a back-up system. We cannot assure you that the secondary XIPS will continue to perform its station-keeping operations or if the primary XIPS will work as a back-up. If both of these systems were to fail, we estimate that we would lose operation of Satmex 5 within 3.9 years and our business would be materially and adversely harmed.

We may not be able to obtain acceptable insurance coverage for our satellites at commercially reasonable rates, if at all.

      While we have obtained in-orbit insurance for Solidaridad 2 and Satmex 5, a satellite failure may result in a decrease in our profits, which loss would not be insured. We cannot guarantee that we will be able to renew the insurance at the end of these periods, or that if renewal is available, it would be on terms acceptable to us.

      The original insurance policy covering Satmex 5 expired on December 5, 2003. We renewed our in-orbit insurance for the Satmex 5 satellite and such insurance was bound for $100 million. The new policy excludes coverage for the XIPS and any related systems. Because XIPS on other satellites have also experienced anomalies, this exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. Except as otherwise provided above, the new policy is effective as of December 5, 2003 for a one-year period and is based on prevailing market terms and conditions.

      In November 2003 we renewed the in-orbit insurance for Solidaridad 2 for a one-year period on substantially similar terms to the previous one-year policy. The current policy for Solidaridad 2 is bound for $50 million and does not insure against an in-orbit failure due to the loss of the satellite’s control processors, the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Further, the current policy requires that 90% of the satellite’s capacity must be impaired before a total loss can be declared.

      Any uninsured loss would have a material adverse effect on our results of operations and financial condition.

A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.

      A large portion of revenues are derived from a small number of customers. Thirty two of our customers account for approximately 80% of our current revenue base, and our top 10 customers represented approximately 54% of our revenues during 2003. Our largest customer is Hughes Network Systems, a wholly owned subsidiary of The DIRECTV Group Inc., a company formerly known as Hughes Electronics

Corporation. Revenue from Hughes Network Systems represented 23%, 15% and 10%, of our service revenue for the years ended December 31, 2003, 2002 and 2001, respectively. We expect that Hughes Network Systems will continue to expand its capacity requirements and represent a greater portion of our service revenue in 2004. Revenue from the Mexican government represented 7%, 8% and 8% of service revenue for the years ended December 31, 2003, 2002 and 2001, respectively. Early in 2004, one of our top ten customers, Verestar, Inc. (“Verestar”) filed for relief under Chapter 11 of the U.S. Bankruptcy Code and rejected their satellite service contract with us; therefore no longer using our service. Verestar represented approximately 8% of our 2003 revenue. If other significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

Between 2000 and 2004, many of our customers in the telecommunications industry suffered from financial difficulties, which resulted in the significant cancellations and non-renewals of our contracts with our customers. There may be future downturns in the telecommunications industry that result in similar terminations and non-renewals.

      As of December 31, 2003, customers representing approximately 67% of our revenues were in the telecommunications industry. The telecommunications industry has been suffering economically in recent years, and has generally seen a decrease in that industry’s ability to fund its own growth and development. As a result, during 2002, 2003 and early 2004, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. As of December 31, 2003, approximately 24% of our revenues were derived from customers in the telecommunications industry under contracts with a remaining term greater than 5 years. If these contracts are cancelled prior to their expiration, our revenues would decline and we would be adversely affected.

We operate in a highly competitive environment.

      The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat Corporation (“PanAmSat”), SES GLOBAL S.A. (“SES Global”), Grupo Televisa, S.A. (“Televisa”) and Enlaces Integra, S. de R.L. de C.V. (“Enlaces Integra”). PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, the Mexican government granted licenses to New Skies Satellites N.V. (“New Skies”) to provide satellite services in Mexico using three satellites. While we continue to be the leading provider of domestic fixed satellite services in Mexico, our Mexican market share has been reduced by these new competitors. Future additional reduction in market share may have a corresponding adverse effect on our revenue. For the year ended December 31, 2003, approximately 44% of our revenues were from satellite services provided in Mexico.

      We also face competition from companies in our markets in the United States and Latin America. PanAmSat has a fleet of 25 satellites, including 14 that serve the Latin American market. Intelsat, Ltd. (“Intelsat”), a former international consortium, has 29 satellites, including 11 that cover Latin America. New Skies has a fleet of six satellites including three that serve Latin America. In November 2000, Telesat Canada (“Telesat”) successfully launched the Anik F1 satellite, which serves all of the Americas. Further, in 2001, SES ASTRA merged with GE Americom, now SES AMERICOM, to form SES Global. SES Global has a fleet of 39 satellites, of which 19 serve Latin America. We cannot assure you that we will be able to compete successfully with our competitors. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and impact our ability to service our debt obligations.

      Further, we face competition from land-based telecommunications services. For example, in the past we have experienced a number of contract cancellations or nonrenewals by customers that switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications.

There are conflicting interests between us and our shareholders.

      One of our shareholders, Loral, owns and has interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet do Brasil owns a satellite, the footprints of which we expect to overlap with Satmex 6. If Skynet do Brasil does not collaborate with us or vice versa, Skynet do Brasil might compete directly with us for customers.

Disagreements between Loral and Principia could result in deadlock.

      Because of the membership agreement existing between Loral and Principia, if they are unable to reach an agreement in certain matters, including the restructuring of our Fixed Rate Notes and Floating Rate Notes, the voluntary filing for a bankruptcy case or the issuance of any new debt, which is currently necessary to launch Satmex 6, it could lead to a deadlock, which would hurt us. To resolve this deadlock, Loral or Principia may seek to sell its interests or, alternatively, buy the interests of the other. This could in turn result in a change of control. Additionally, certain of our debt holders would be entitled to require us to buy back their debt, including in some cases at a purchase price equal to 101% of the principal amount.

You probably will not be able to effect service of process in the United States upon our officers or our Mexican directors.

      We are a Mexican company and most of our directors and all of our officers reside in Mexico, and nearly all of our assets are located outside the U.S. As a result, you probably will not be able to effect service of process on our Mexican directors or our officers in the United States, and you will probably need to effect service of process on them in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or our officers outside of Mexico. The ability to enforce liabilities based solely on U.S. federal securities laws against such persons is questionable in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts.

Factors Relating to Regulatory Environment

Our business is regulated, causing uncertainty and additional costs.

      Our business is regulated by the Mexican authorities. The services we provide outside of Mexico and into other countries in Latin America and the United States subject us to regulations in those countries. For example, we need to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we need, and so increase our cost of doing business. For example, the orbital concessions granted to us by the Mexican government require that we reserve approximately 7% of our satellite capacity for use by the Mexican government free of charge. Moreover, our concessions are subject to government regulations, which may make modifications to or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service and pricing requirements on us, which would hurt our results of operations and financial condition.

      The regulatory process also requires that we negotiate with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere with each other. Because we cannot guarantee the results of negotiations with third parties, “frequency coordination” is an additional source of uncertainty. For example, we recently completed a coordination agreement for our Satmex 6 satellite through the Mexican government with the government of Canada. Relocation of our satellite Solidaridad 2 may be necessary to maximize the benefits of this new coordination agreement. In the future, there can be no assurance that negotiations of new coordination agreements between the governments of Mexico and other governments and the affected satellite operators will be successful. The inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the United States and could adversely affect our business.

Our government concessions may be revoked under certain circumstances.

      The Mexican government has granted to us four concessions, three relating to our use of the orbital slots occupied by our satellites (the “Orbital Concessions”) and the fourth relating to our use of the satellite control centers and the related land and buildings on which they are located (the “Property Concession”). The orbital concessions have an initial twenty-year term, expiring in October 2017, and are renewable after that time, subject to certain conditions, for an additional twenty-year term. The property concession has a forty-year term. However, these concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events, including our liquidation (quiebra).

      The Orbital Concessions will terminate if:

•	the term of any such Orbital Concession expires;

•	we resign our rights under any such Orbital Concession;

•	the Mexican government through the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), expropriates any of the Orbital Concessions; or

•	we are liquidated or become subject to liquidation (quiebra).

Our assets and rights under the Orbital Concessions may also be temporarily seized by the SCT, as described below.

      The Communications Law provides that the SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:

•	unjustified interruption of the services that may be provided under the Orbital Concessions;

•	our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	failure by us to satisfy the terms or conditions set forth in the Orbital Concessions, such terms include the obligation to provide quality service as well as service continuity;

•	unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality; and

•	assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of the Communications Law.

In the cases of the fourth, fifth and sixth bullet points above, the SCT may immediately revoke any of the Orbital Concessions. In the cases of the first, second and third bullet points above, the SCT may only revoke any of the Orbital Concessions if it has imposed sanctions on us for the relevant breach on at least three separate occasions. In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us.

      The SCT also has the right to terminate any of the Orbital Concessions pursuant to a procedure known as rescate (“Rescate”). As of the date of any such Rescate, assets used in connection with the use of the Orbital Concessions would be subject to the ownership and operation by the Mexican government.

      The SCT may also temporarily seize the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a temporary seizure (“Requisa”), except in the case of a temporary seizure due to war. In respect of Requisa, the basis for any compensation to a concessionaire is specified by decree by the Mexican government and is subject to judicial review in the event of dispute. (Refer to Concession Termination in Item 4 for greater detail).

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

      For the year ended December 31, 2003, approximately 44% of our service revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, such as those experienced beginning in December 1994 or economic developments in or affecting Mexico, could generally hurt the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses. In the year 2003, the Mexican gross domestic product grew only at a rate of 1.3% and, as a result, consumer purchasing was lower than previously forecast, reducing income to our customers and adversely affecting our revenues.

Currency devaluations may impair our ability to service our debt.

      Changes in the value of the peso relative to the dollar could adversely affect our financial condition and results of operations. We bill our customers in dollars, but certain customers may pay us in pesos at the prevailing exchange rate on the date of payment. At the same time, all of our debt obligations are denominated and paid in dollars.

      The value of the peso sharply declined in the 1990s compared to the dollar. The devaluation of the peso in the 1990s increased the peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the peso relative to the U.S. dollar could adversely affect some of our customers’ ability to pay U.S. dollar-denominated obligations.

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

      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental action concerning the economy and state-owned enterprises could have a significant impact on us, Mexican private sector entities in general, and on market conditions, prices and returns on Mexican securities, including our financial obligations.

      Although the government of Mexico has pursued policies of economic liberalization and deregulation in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. For example, in past years Mexico has experienced considerable political, social and economic instability, which resulted in economic recessions and significant volatility in exchange rates, reduced availability of credit, high inflation and high interest rates. Since 1995, the government has implemented a series of economic reform measures designed, among other things, to stabilize the peso and reduce inflation. Although the peso/ U.S. dollar exchange rate has since remained relatively stable and inflation has recently been reduced, such stability may not continue. We do not have and do not intend to obtain political risk insurance.

Payment of judgments against us would be in pesos.

      In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under our Fixed Rate Notes and our Floating Rate Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting the pesos to U.S. dollars.

Mexican law and regulations may impair creditors’ ability to enforce certain rights in Mexico.

      Under Mexican law, our creditors have their rights limited in the following ways:

•	any obligation to pay interest on interest is currently not enforceable under Mexican law;

•	the Floating Rate Notes and the Fixed Rate Notes do not constitute negotiable instruments under Mexican law and, therefore, if you initiate an action against us in a Mexican court, that court may not grant an immediate attachment or lien on our property;

•	service of process by mail does not constitute effective service under Mexican law, and if a final judgment based on service of process by mail was made outside of Mexico, it would not be enforceable in Mexico;

•	any judgments as a result of enforcement proceedings in Mexico would be payable in Pesos;

•	enforcement of a claim against us may be subject to the specific conditions, requirements and restrictions set forth in the Federal Telecommunications Law, the Communications Law and the LCR in the latter case with respect to the provisions contained in Title Eight, Chapter I “Special Procedures” (De los concursos especiales), “Bankruptcy of companies that render public services subject to a concession” (De los concursos mercantiles de comerciantes que prestan servicios públicos concesionados);

•	pursuant to the laws of Mexico, labor claims, claims of tax authorities for unpaid taxes will have priority over claims of other creditors; and

•	payment of obligations under the Floating Rate Notes or the Fixed Rate Notes would depend on the outcome of a reorganization proceeding, which is likely to be very lengthy.

Item 4.	Information on the Company

General Description

      Our current legal and commercial name is Satélites Mexicanos, S.A. de C.V. We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable. Our principal executive offices are located at Blvd. Manuel Ávila Camacho No. 40, 23rd floor, Colonia Lomas de Chapultepec, 11000, México, DF, México. Our telephone number is (52) 55-5201-0800. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

      We operate in a highly regulated market and the principal legislation under which we operate is the Federal Telecommunications Law of Mexico, Ley Federal de Telecomunicaciones (the “Communications Law”).

      Mexico began its involvement in the satellite industry in 1968 when it became an Intelsat signatory and broadcast the Olympics via satellite from Mexico City. From that time until October 15, 1997, we were operated by the Mexican government as part of the operations of Telecomunicaciones de México, an agency of the Mexican government.

      On November 17, 1997, Loral and Principia, through Firmamento and Servicios, a wholly-owned subsidiary of Firmamento, acquired 75% of our issued and outstanding stock from the government of Mexico for an amount in pesos equivalent to approximately $647 million. The remaining 25% of our capital stock was retained at that time by the Mexican government. Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. As of December 31, 2003, Servicios holds 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

      When we were privatized, the Mexican government granted us four concessions. Three orbital concessions which allow us to operate our satellites in Mexico’s orbital positions 109.2° W.L., 113.0° W.L. and 116.8° W.L. (the “Orbital Concessions”). The fourth concession allows us to base our ground station equipment within the telecommunications facility that belongs to the Mexican government (the “Property Concession”). Among the assets we acquired from the Mexican government upon our privatization were two satellites in commercial operation, Solidaridad 1 and Solidaridad 2, which were launched in 1993 and 1994, respectively, and Morelos II, which had been launched in 1985 and was not available for commercial use. A new satellite, later named Satmex 5, was in construction. Satmex 5, which was launched in December 1998, had higher power levels and a broader footprint than Solidaridad 1 or Solidaridad 2. Using Satmex 5, we were able to offer satellite service in most of the Americas, excluding the eastern portion of Brazil.

      In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and we received an insurance payment of $235.3 million, which was used to service debt and to invest in the manufacture, launch and insurance of a new satellite, Satmex 6. Satmex 6 is designed to provide broader coverage and higher power levels than any satellite in our fleet.

      We currently own and operate two satellites, Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0 degrees W.L. and 116.8 degrees W.L., respectively, and expect to launch a third satellite, Satmex 6, not before late 2004. In total, we have 96 36-MHz transponder-equivalents operating in the C-and Ku-bands with an aggregate footprint covering substantially all of the continental United States, the Caribbean and all of Latin America, other than certain regions in Brazil.

      In October 2003, the Satmex 6 satellite was completed and delivered to its launch site in Kourou, French Guiana. It is currently being maintained in protective storage at the launch site. In order to launch the Satmex 6 satellite, we must make the payment of the launch insurance premium and other launch related payments estimated to be up to $50 million.

      We are currently the leading provider of fixed satellite services in Mexico and following the launch of Satmex 6 intend to expand our services to become one of the leading providers of fixed satellite services throughout Latin America. We provide transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. We also provide satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. We are also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite.

      We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 40 other nations and territories in Latin America. Our broadcasting customers include Televisa, TV Azteca, S.A. de C.V. (“TVAzteca”) and Productora y Comercializadora de Televisión, S.A. de C.V. (“PCTV”) and our telecommunications services customers include Teléfonos de México, S.A. de C.V. (“Telmex”), Petróleos Mexicanos (“Pemex”) and Elektra del Milenio, S.A. de C.V. (“Elektra”).

Our data and Internet customers include Hughes Network Systems (“HNS”), a subsidiary of The DIRECTV Group Inc., previously Hughes Electronics Corporation.

Our Satellites

      We own and operate two geostationary communications satellites, Solidaridad 2 and Satmex 5. Satmex 6, the high-powered replacement of Solidaridad 1, is not expected to be launched before late 2004.

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

Satmex 5

      Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital position. Satmex 5, a BS 601 HP, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of December 31, 2003, the satellite had an estimated operational life of 10 years and is currently operating in a satisfactory condition.

      Satmex 5 has approximately ten times the power (as measured in total watts) of the satellite it replaced and has a footprint extending from substantially all of the 48 contiguous United States to Argentina. Major Latin American countries that are covered by the Satmex 5 footprint include Mexico, Argentina, Venezuela, Chile and Colombia. Major U.S. cities include Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco and Washington, D.C.

      Satmex 5 was launched with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.9 years of station-keeping capability to maintain its position in orbit.

      During standard station-keeping procedures to maintain the satellite’s position in orbit on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing Satellite Systems, working together, returned the primary XIPS to an acceptable level of operation.

      In connection with the events surrounding Satmex 5’s XIPS, we sent our insurers notices of occurrence on November 24, 2003, December 3, 2003 and December 10, 2003. These notices are conditions to the filing of any formal proof of loss under the terms of the expired Satmex 5 insurance policy. On June 7, 2004, the 180 day claim period to file a proof of loss expired and, based on a review of technical and operational considerations regarding Satmex 5 and the terms of in-orbit insurance coverage for the satellite, we concluded that the conditions necessary to establish a partial claim did not exist.

      In February 2004, we returned to using the secondary XIPS as the operating propulsion system and it is performing outside of its operating margins. The primary XIPS remains available as a back-up system. We cannot assure you that the secondary XIPS will continue to perform station-keeping operations or if the primary XIPS will work as a back-up. If both of these systems were to fail, we would lose operation of Satmex 5 within 3.9 years and our business would be materially and adversely harmed.

Solidaridad 2

      Solidaridad 2 was launched on October 7, 1994 and occupies the 113.0° W.L. orbital position. As of December 31, 2003, the satellite had an estimated operational life of 5.4 years and is currently operating in a satisfactory condition. A BS 601 model, the satellite has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents) and 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents). Upon the successful placement in orbit of Satmex 6, we expect to migrate Solidaridad 2 to another orbital position.

      Major Latin American countries covered by the Solidaridad 2 footprint include Mexico, Argentina, Venezuela, Chile, Colombia, Guatemala, Belize and Cuba. Major U.S. cities covered include Los Angeles, San Antonio, Houston, Dallas and San Francisco. In addition, major U.S. cities that can be covered by Solidaridad 2 spot beams include Miami and New York.

Satmex 6

      Satmex 6, the replacement satellite of Solidaridad 1, was manufactured by SS/ L and is not expected to be launched before late 2004 into 113.0° W.L. Satmex 6, a FS 1300 X model, has a total of 60 36MHz transponders, 36 in C-band and 24 in Ku-band. Upon initiating operations, Satmex 6’s operating life is expected to be 15 years.

      Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It will be roughly 300% more powerful than Solidaridad 1 and roughly 50% more powerful than Satmex 5. It will have hemispherical coverage in both C- and Ku-bands. From Canada to Argentina, Satmex 6 will cover all the 48 contiguous United States and Hawaii, the Caribbean, all of Latin America and most of Brazil.

      In October 2003, the Satmex 6 satellite was completed and delivered to its launch site in Kourou, French Guiana. It is currently being maintained in protective storage at the launch site. Satmex 6 is expected to be launched on the Ariane 5G+ rocket, which is a modified version of the Ariane 5G. The Ariane 5G has performed more reliably than the Ariane 5 ECA in the past. Satmex 6 could be launched on an Ariane 5 ECA in the event that at least 2 successful consecutive launches have occurred. In order to launch the Satmex 6 satellite, we must make the payment of the launch insurance premium and other launch related payments estimated to be up to $50 million.

Capital Investments

      Substantially all of our capital expenditures are denominated in U.S. dollars. Capital expenditures were $37.9 million for 2003, as compared to $123.2 million for 2002 and $95.7 million for 2001. Expenditures in 2003, 2002 and 2001 for the construction of Satmex 6 were $36.3 million, $119.8 million and $91.9 million, of which $6.6 million, $108.0 million and $83.8 million were funded through the use of restricted and segregated cash, respectively. We expect capital expenditures for 2004 to be approximately $61.5 million assuming a 2004 launch of Satmex 6. A cash payment of up to $50 million, most of which is capital expenditure, must be paid prior to or at launch of Satmex 6. Following the launch of Satmex 6, we expect a sharp drop in capital expenditures. As of June 30, 2004, our capital expenditure has been $608,000 for the first six months of 2004.

Canada Coordination

      In May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a reference standard for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the United States and South and Central America on a non-interference basis. In September of 2003, we and the Government of Mexico favorably concluded coordination discussions with the government of Canada relating to the contemplated radio frequency characteristics of Satmex 6. Arrangements, which are subject to notification by the ITU, include an exchange of orbital positions. As part of these coordination discussions, the governments of Mexico and Canada also agreed to a new coordination agreement to reduce potential instances of satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the United States and South and Central America.

Landing Rights

      We have secured landing rights to provide a variety of satellite-based communications services in 43 countries in the Western Hemisphere, including the United States. We are in the process of updating our landing rights agreements to include Satmex 6.

Satellite Control Centers and Property Concession

      Once a satellite is placed in its orbital location, specialized earth stations monitor its ability to function, control and positioning through the end of its in-orbit lifetime. Under the terms of our concessions, we currently operate our satellites through two satellite control centers. The first is located at Iztapalapa, Federal District, Mexico and the second is located at Hermosillo, Sonora, Mexico. These centers, aggregating 31,500 square meters, are designed to monitor user frequencies and to ensure that the satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint.

      The primary control center is composed of a building that houses:

•	the telemetry, tracking and control (TT&C) systems;

•	an equipment maintenance area;

•	a communications signal monitoring area;

•	a dynamic simulator, which allows for the simulation of spacecraft dynamics and control maneuvers; and

•	antennae for the control, monitoring and in-orbit testing of satellites.

      The primary control center forms part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile service systems. While we are the only occupant of the building that houses the satellite control center, we are required to share the site’s water facilities with the rest of the complex.

      In order to control and operate Satmex 6, we have installed new state-of-the-art technology hardware and software in both control centers. As of December 31, 2003, that investment was approximately $3.8 million dollars.

      We own the equipment within the control centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use the land and buildings. Under the terms of the concessions, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located. The value of the property was originally determined in the Property Concession and the amount has been increased annually consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to our current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública), which is an entity of the Mexican government, or an entity of such ministry. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any improvements to the property after such delivery. For the years ended December 31, 2003, 2002 and 2001, the rent expense under this agreement was $407,000, $321,000 and $317,000, respectively.

Properties

      We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which the satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $106,000. Rent and maintenance expense under this lease was $1.3 million, $1.4 million, and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. We believe our facilities are adequate for our present needs.

Insurance

      Upon launch of Satmex 5 in 1998, we purchased a five-year policy providing for $250 million of insurance for Satmex 5. This insurance policy expired on December 5, 2003. We renewed our in-orbit insurance for the Satmex 5 satellite for $100 million in coverage for a one-year term. The new policy excludes coverage for the XIPS and any related systems. Because XIPS on other satellites have also experienced anomalies, this exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. The insurance coverage on Satmex 5 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums. Except as otherwise provided above, the new policy is effective as of December 5, 2003 for a one-year period and is based on prevailing market terms and conditions. An uninsured loss of Satmex 5 would have a material adverse effect on our financial condition and results of operations.

      We currently have insurance for Solidaridad 2 under terms reflecting current market conditions. In November 2003 we renewed the in-orbit insurance for Solidaridad 2 for a one-year period on substantially similar terms to the previous one-year policy. The total insurance coverage for Solidaridad 2 is $50 million until November 2004. The current policy for Solidaridad 2 does not insure against an in-orbit failure due to the loss of the satellite’s spacecraft control processors (“SCP”), the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Currently, the primary SCP on Solidaridad 2 is operating normally, and we expect that the secondary SCP would allow for uninterrupted service from the satellite in the event of a primary SCP failure. However, a failure of the primary and secondary SCPs would result in a complete and uninsured loss of Solidaridad 2.The insurance coverage on Solidaridad 2 provides that if 90% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums.

      Furthermore, the insurance policies on Satmex 5 and Solidaridad 2 include customary exclusions such as:

•	military or similar actions;

•	anti-satellite devices;

•	governmental actions;

•	nuclear reaction or radiation contamination;

•	willful or intentional acts of us or our contractors;

•	loss of income, indirect and consequential damages; and

•	third-party claims against us.

      We are in the process of obtaining launch insurance for Satmex 6. Prior to launch, we intend to insure Satmex 6 for an estimated $235 million against failure during launch and/or its first year in orbit. Documentation is currently being negotiated and we anticipate no exclusions other than as customary.

      The control centers are covered by insurance policies against risk to the buildings and their contents, including the antennae and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering Solidaridad 2 and Satmex 5.

Business Strategy

      The primary focus of management has been to complete our financial restructuring and launch Satmex 6. We are actively exploring with our financial advisors alternative means of restructuring our debt obligations and financing the remaining amount required to launch our new satellite, Satmex 6, which is critical to increase our cash flows and improve our financial position. The sources of financing in support of the launch of Satmex 6 may require that it be provided to us as part of a court supervised restructuring that would be commenced by us.

      We have been negotiating with an ad hoc committee of the holders of the Fixed Rate Notes regarding a possible restructuring of the Fixed Rate Notes, but have not, as of the date of this annual report, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding the restructuring of the Fixed Rate Notes. As of May 4, 2004, the ad hoc committee held more than 51% of the outstanding principal amount of the Fixed Rate Notes.

      We are also negotiating to restructure the Floating Rate Notes with an ad hoc committee of holders of the Floating Rate Notes. As of the date of this annual report, we have not reached any agreement with the ad hoc committee or any other holder of Floating Rate Notes regarding the restructuring of the Floating Rate Notes. As of April 28, 2004, the ad hoc committee held more than 62% of the outstanding principal amount of the Floating Rate Notes.

      If we are not successful in our efforts to negotiate the terms of a consensual restructuring of the Fixed Rate Notes and the Floating Rate Notes, we may commence a US Chapter 11 case or a Mexican Concurso Mercantil.

      The focus of our business strategy is to increase our customer base throughout our coverage area and to increase the number of services provided to each customer by:

•	enhancing our regional presence;

•	strengthening our position in sectors that benefit from fixed satellite services advantages;

•	growing with our current customer base and offering value-added solutions;

•	downstream integration of value added services and program distribution; and

•	further developing our presence in the video (cable and satellite-TV) industry across the U.S. and Latin America.

Enhance Our Regional Presence

      Due to our extensive coverage, technical characteristics designed for our target markets and culturally-attuned customer support, we are one of the leading regional satellite operators in the Americas. Our fleet has a footprint that reaches the majority of North and South America and has superior design coverage over our domestic market, Mexico. However, the failure of our satellite Solidaridad 1 on August 29, 2000 reduced our sellable capacity significantly. We are working to launch a new satellite, Satmex 6, to replace Solidaridad 1 and increase our capacity.

      Satmex 6 is a key element of our growth strategy as it was designed to provide satellite services across the Americas. Its footprint will allow us to improve our presence in North America as well as in key segments of Latin America. The design of Satmex 6 creates an opportunity for our customers to expand their businesses by providing high performance levels in markets where telecommunications infrastructure is limited. Most of Latin America qualifies as a target market because fiber optic cables only reach major cities and the coastlines. We expect that both Satmex 5 and Satmex 6 can generate incremental growth from these markets.

      Our contracts are long term, which creates a base to ensure revenues for the coming years. We continue to seek long term contracts and have recently extended the contracts of our most important customers in Mexico, at attractive rates, despite intense competition. As a result of our long term contracts and the continuing need for satellite service, our business is not seasonal.

      In order to provide full regional services, we have expanded our landing rights throughout the Americas. Landing rights are licenses that allow us to operate in a country. We currently have landing rights to operate in 43 countries in the Western Hemisphere. We expect that the current liberalization of regulations in certain countries and islands of the region will allow us to expand our landing rights and negotiate more favorable terms for the existing ones. (Refer to Regulation for more information on our concessions and landing rights).

Strengthen Our Position in Sectors That Benefit from Fixed Satellite Services Advantages

      As part of our strategy, we are strengthening our position in areas where satellite service is the best solution to serve our customer needs. These are typically video distribution, broadband applications and other point to multi-point services. We do not expect to grow in voice transmission services, where terrestrial infrastructure has an economic advantage, except for rural telephony, which is only available via satellite in areas where terrestrial infrastructure is not available.

      Broadband satellite networks are especially attractive in regions where terrestrial infrastructure is inadequate or non-existent. These markets include developing countries as well as rural and underserved areas of developed countries. Our fleet is designed to provide these services throughout the Americas.

      Applications of broadband service involve point to multipoint solutions such as Internet direct-to-home, corporate very small aperture terminal (“VSAT”) networks, and solutions for government objectives, among others. To increase our participation in the broadband market, we are exploring strategic alliances, joint-ventures and revenue sharing initiatives with technology providers, teleports and resellers in order to offer turn-key solutions to our customers.

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

Services

      The satellite capacity we provide is not differentiated by the use to which it is dedicated. The price of our satellite transmission capacity is the same regardless of the service it provides and our customers often use our satellite capacity for various telecommunications services. We define below several of the uses of our satellite transmission capacity.

      We provide satellite transmission capacity which can be used by broadcasting customers for network and cable television programming, direct-to-home television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. In addition, we provide satellite transmission capacity to telecommunications service customers that can be used for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. We also provide satellite connectivity to the Internet backbone for Internet Service Providers. We offer our customers part-time service, varied power and footprint service, grades of service protection and value-added services.

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

      We offer transponder capacity for end-to-end satellite services for two types of private business communications networks: international digital services networks and VSAT networks. International digital services networks consist of rooftop antennas and are used by customers that have relatively steady flows of information to and/or from all of the points in the network. Because of their large transmission requirements, international digital services networks require dedicated, permanent communications links to each point. Very small aperture terminals networks differ from international digital services networks in that very small aperture terminals networks consist of very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. Through the use of very small aperture terminals technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity.

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

Digital Distribution Platform for Latin-American Programming

      We have initiated a new business unit called Alterna TV, previously known as Satmex Maximo, in order to expand our position in the broadcast segment of the Latin American video industry. Alterna TV brings together Latin American programmers who have not developed U.S. distribution for their programming with cable and satellite TV-operators in the U.S. who need to offer a more comprehensive and authentic product to their growing Hispanic audiences.

      We have secured exclusive distribution rights in the U.S. for Spanish-language programming with ten carefully selected Latin American channels. Because this programming originates in Latin America, it is more authentic and thus desirable to Hispanics emigrating from the region and currently living in the U.S. Alterna TV offers these Latin American programmers the sales and marketing activities necessary to promote their channels throughout the U.S. to cable and satellite TV companies as well as the technical platform necessary to distribute the signals across the U.S. Thus, we provide the commercial and technical means to distribute this programming cost-effectively in the U.S.

      We transmit the programming via satellite from the regional programmer to our teleport partner, Crawford Communications, Inc. (“Crawford Communications”) which provides signal origination services including signal multiplexing, conditional access, signal quality monitoring according with industry standards. These operators can choose to receive any of these channels (“cherry picking”). DirecTV began broadcasting two Alterna TV channels in April, 2004 as part of its Hispanic package.

      Via Alterna TV, we provide programmers from across Latin America with a fully integrated solution to distribute their programming in the U.S., which allows them to take advantage of the growing opportunities in the U.S. Hispanic market with both cable and satellite operators. Alterna TV’s choice of channels is geared to satisfy the preference for regionally-developed, Spanish-language programming among Hispanic audiences living in the U.S. Cable and satellite TV-operators can easily incorporate this regional programming into their current programming offering.

Enlaces Integra

      In 2000, Principia and Loral founded Enlaces Integra, a telecommunications service integrator that provides tailor made solutions of high speed data communications to private and public networks, value-added service providers and audio/video service providers. In January 2000, Enlaces Integra was granted a concession to install, operate and exploit a public telecommunications network. Additionally, Enlaces Integra received a value-added license that allows it to develop Broadband Internet access and a wide range of multimedia services. On August 10, 2001, Enlaces Integra was granted a concession to provide fixed satellite services in Mexico through satellite operators other than Satmex.

      Enlaces Integra leases transponder capacity from us. In 2003 and 2002, service revenue from this lease was $223,000 and $421,000, respectively. Further, Enlaces Integra uses services provided from affiliated companies to perform its activities. Also, we agreed to loan Enlaces Integra up to $5 million of which $3.4 million was outstanding as of December 31, 2001. In June 2002, we purchased approximately $718,000 of equipment from Enlaces Integra and in July 2002, we purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces Integra. Enlaces Integra used the proceeds from the sale to repay its outstanding loan from us. At December 31, 2003, there were no borrowings outstanding under the loan agreement. We leased equipment back to Enlaces Integra for rental payments of $995,000 and $230,000 during 2003 and 2002, respectively.

      We have a close working relationship with Enlaces Integra and have an agreement to acquire its concession upon receipt of approval by the SCT.

Customers

      We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. A large portion of our revenues are derived from a small number of customers. Approximately 32 of our customers account for approximately 80% of our current revenue base, and our top 10 customers represented approximately 54% of our revenues during 2003. Our largest customer is Hughes Network Systems, a wholly owned subsidiary of The DIRECTV Group Inc., previously Hughes Electronics Corporation. Revenue from Hughes Network Systems represented 23%, 15% and 10% of service revenue for the years ended December 31, 2003, 2002 and 2001, respectively. We expect that Hughes Network Systems will continue to expand its capacity requirements and represent a greater portion of our service revenue in 2004. Revenue from the Mexican government represented 7%, 8% and 8% of service revenue for the years ended December 31, 2003, 2002 and 2001, respectively. Early in 2004, one of our top ten customers, Verestar, Inc. (“Verestar”) filed for relief under Chapter 11 of the U.S. Bankruptcy Code and rejected their satellite service contract with us; therefore, no longer using our services. Verestar represented approximately 8% of our 2003 revenue. If other significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

      During 2002 and 2003, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. Some terminations occurred in the first quarter of 2004, but we do not expect terminations and non-renewals to be significant throughout the remainder of 2004. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect of our results of operations.

      Approximately 44%, 49% and 55% of our service revenue for the years ended December 31, 2003, 2002 and 2001, respectively, were generated from customers in Mexico.

	2003	2002	2001

	(In thousands)
Mexico	$33,449	$41,630	$69,826
United States	40,740	37,619	50,992
Other	4,634	5,762	7,226

Total	$78,823	$85,011	$128,044

Sales and Marketing

Sales Force

      Our sales force is divided by geographic markets. The majority of our sales force is fluent in at least two of Spanish, English and Portuguese, enabling them to communicate comfortably with individuals in domestic and foreign companies. We have been increasing our sales force in order to execute our Satmex 6 pre-sales and sales campaign.

International Sales

      Our satellites have broad international footprints and landing rights. Markets in the Western Hemisphere as a whole are similar for the major broadcasting and telecommunications transmission segments. We have expanded our sales outside of Mexico through our direct sales force and our network of agents, distributors and value-added resellers in the Latin American region.

Pricing

      Our existing prices are comparable to those of other satellite operators, such as Intelsat, SES Global, New Skies and PanAmSat.

      Prior to our privatization in 1997, a rigid pricing structure had been required by Mexican law and impeded the customization of service. Under the Federal Telecommunications Law passed in 1995, we are allowed to establish rates and terms and conditions for services. Prices must be filed with the Mexican Federal Telecommunications Commission (COFETEL) prior to their taking effect, but price changes do not require prior governmental approval. However, regulators may specify maximum prices, minimum service quality and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider at this point in time.

Contracts

      The terms of our current contracts with customers range from one year to end-of-life of the satellite on which capacity is provided. Substantially all of our customers’ contracts are non-cancelable or carry a substantial cancellation penalty.

      Almost all of our customers have lease contracts that are denominated in U.S. dollars and require payment during each month for which satellite services are provided. Any late payment is generally subject to an interest charge. Our domestic customers may pay the Mexican peso equivalent of the U.S. dollar lease amount calculated on the basis of the spot exchange rate at the time of payment. We set our prices to customers in U.S. dollars and operate in a manner intended to minimize the effect of fluctuations in exchange rates. Nonetheless, fluctuations of the exchange rate and other developments related to currencies could adversely affect our customers’ demand for our services and their ability to pay for them.

Competition

      Technological advances in satellite systems and deregulation in the worldwide satellite market have led to the globalization of the satellite industry and an increasingly competitive framework both for domestic and international services. We face competition from other satellite companies as well as telecommunications companies that offer competing services via satellites or terrestrial facilities, many of which are in a stronger financial position than we are.

      We compete with PanAmSat, Intelsat, SES Global, and New Skies in providing international satellite services in Latin America. PanAmSat has a fleet of twenty five satellites, including fourteen that provide some coverage of Latin American markets. Intelsat, a former inter-governmental organization, provides satellite services around the world with a fleet of twenty nine satellites, including eleven that provide some coverage of Latin American markets. Currently, New Skies Satellites has a fleet of six satellites including three that serve Latin America. In November 2000, Telesat successfully launched the Anik F1 satellite, which serves all of the Americas. Further, in 2001, SES Astra merged with GE Americom to form SES Global. SES Global has a fleet of thirty nine satellites, of which nineteen serve parts of Latin America. We cannot assure you that we will be able to compete successfully with our competitors.

      The U.S. Open-Market Reorganization for the Betterment of International Telecommunications Act (“ORBIT”) requires that Intelsat conduct an initial public offering (“IPO”) of securities no later than July 30, 2005. A further extension of the IPO requirement to December 30, 2005 is possible at the discretion of the U.S. Federal Communications Commission (the “FCC”). In late May 2004, Intelsat announced its decision to withdraw a planned IPO and instead explore strategic transaction alternatives. Consummation of a strategic transation or an IPO could allow Intelsat to raise capital to expand satellite coverage.

      Several new satellites compete in our current and proposed coverage areas and others are in the manufacture or planning stages. These new satellites (other than replacement satellites not significantly larger than the ones they replace) have increased the capacity available for the provision of services that compete with our services. After a satellite has been successfully delivered in orbit, the variable cost of transmitting additional data via the satellite is minimal. Accordingly, due to a slower growth in demand, this new capacity has resulted in price reductions. Further price reductions in transponder leases would have a material adverse effect on our revenue and our ability to service our indebtedness.

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

Domestic Market

      We are the main provider of fixed satellite services in Mexico, which for the year ended December 31, 2003, accounted for approximately 44% of our total revenues. Mexican laws currently allow competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services.

      The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to Mexican affiliates of PanAmSat and SES Global, as well as Televisa and Enlaces Integra (an affiliate of Satmex). PanAmSat registered eleven satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted with a license to provide services with 3 satellites. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding adverse effect on our revenue.

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

Central and South American Markets

      We face competition in Central and South America from several satellite operators. These include PanAmSat, Intelsat, SES Americom, New Skies, Grupo Hispasat, S.A. (“Hispasat”), Star One (“Star One”), owned by Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and SES Global, and Nahuelsat, S.A. (“Nahuelsat”). Partly in response to the development of satellite services in the United States, the greater capacity of new satellites and the development of the region, satellite operators have begun expanding into the Central and South American markets. The FCC has approved the provision of non-US service of companies such as PanAmSat and SES Global from orbital positions originally intended solely for the United States.

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

U.S. Market

      The U.S. commercial satellite market is currently dominated by three major competitors: Intelsat using the satellites it acquired from Loral Skynet, PanAmSat and SES Global, through its SES Americom division. Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services, another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This relatively low percentage for telecommunications transmission services can partially be explained by the high demand for multi-channel pay television, which reaches more than 90% of all U.S. homes, and by the fiber optic telephony network and the widespread use of wireless systems.

      The Fixed Satellite Services Protocol between the United States and Mexico allows Mexican satellites to offer international and domestic services in the United States, subject to obtaining all necessary FCC regulatory approvals, and allows U.S. satellites to offer international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services and certain domestic fixed satellite services. Satellites licensed by the United States were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic fixed satellite services in the United States beginning on January 1, 1998. This allows our customers to target the Hispanic population in the United States. We believe that this protocol and the expected launch of Satmex 6, not before late 2004, will improve our presence in North America. The footprint of Satmex 6 was designed, in part, to provide satellite services in the U.S. market.

REGULATION

Regulatory Framework

      The Federal Telecommunications Law of Mexico (the “Communications Law”), which provides the overall legal framework for the regulation of satellite services in Mexico, became generally effective on June 7, 1995. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the stock of such a corporation.

      In addition, our operations are mainly subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and the terms for the Rescate of our concessions, the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment or the “Environment Law”) and other environmental laws, the Ley Federal de Competencia Económica (the Federal Economic Competition Law), the Ley de Vías Generales de Comunicación (the Law of General Means of Communication) and other international treaties, laws, rules, regulations and decrees.

      Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. The Mexican Federal Telecommunications Commission (COFETEL) is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. The Mexican Telecommunications Commission’s duties include, among other things:

•	issuing administrative regulations relating to telecommunications;

•	recommending amendments to existing laws and rules;

•	making recommendations to the SCT on applications for the grant, modification, renewal, transfer and revocation of concessions and permits;

•	administering the radio frequency spectrum;

•	promoting and overseeing interconnection of equipment and public telecommunications networks;

•	registering tariffs for telecommunications services and establishing specific obligations relating to tariffs, quality of service and provision of information by carriers with substantial market power; and

•	ensuring that carriers comply with the obligations set forth in concessions and permits.

      Satellite control centers must be established within Mexico for satellites authorized to use Mexican orbital slots. The Communications Law allows satellites licensed to Mexican orbital positions to serve other countries subject to the terms and conditions of treaties with Mexico and subject to the laws of the foreign country. The SCT may grant concessions at any time to foreign satellite systems to serve Mexico subject to applicable treaties and Mexican law. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted the same type of concession.

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

The Concessions

      The Mexican government has awarded us the following concessions:

•	the right to occupy each of three orbital positions (one concession per orbital slot) and exploit their respective C-and Ku-band frequencies and

•	the right to use the buildings and areas in which the control centers are located (the “Property Concession”).

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

      Under the Orbital Concessions, we are required to, among others:

•	carry out research and development in Mexico,

•	maintain the control centers within Mexico and preferentially staff them with Mexican nationals, and

•	maintain satellite service continuously and efficiently.

As security for the performance by us of our obligations under each Orbital Concession, we were required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At December 31, 2003, the adjusted amount was approximately $1.5 million per Orbital Concession. Under the terms of the surety bond, we have paid to the surety bond issurer a premium of $23,000 per Orbital Concession. We have pledged and deposited $2.7 million as collateral to these surety bonds. The collateral will be returned to us upon the completion of our financial restructuring. The surety has agreed to pay to the Federal Treasury of Mexico, in the event we breach the terms of the Orbital Concessions, a sum of $4.5 million in total.

      The Orbital Concessions were published in the Official Gazette on December 30, 1997.

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

      The Property Concession includes two plots of land, and buildings and fixtures built thereon. The Property Concession includes the right to use only the property for the purposes of exploiting the orbital slots and frequency assignments. Additionally, we may not rent or otherwise sublease the property without the prior permission of the SCT. Under the Property Concession, we are required to:

•	pay an annual fee in an amount equal to 7.5% of the assessed property value and

•	maintain the premises in good condition.

      The value of the property was originally determined in the Property Concession and it has suffered annual increments consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to our current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública), which is an entity of the Mexican government, or an entity of such ministry. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any works performed on the property after such delivery.

      The duration of the Property Concession is 40 years or for the length of the Orbital Concessions. The Property Concession duration may be extended at the discretion of the SCT.

Concession Termination

      The Orbital Concessions will terminate if:

•	the term of any such Orbital Concession expires;

•	we resign our rights under any such Orbital Concession;

•	the Mexican government through the SCT, expropriates any of the Orbital Concessions;

•	we are liquidated or become subject to a Mexican liquidation (quiebra); or

•	the SCT revokes any of the Orbital Concessions.

Our assets and rights under the Orbital Concessions may also be temporarily seized by the SCT, as described below.

      The Communications Law provides that the SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:

•	failure by us to exercise our rights under any of the Orbital Concessions for a period greater than 180 days from the date the Orbital Concessions were granted;

•	unjustified interruption of the services that may be provided under the Orbital Concessions;

•	our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	failure by us to satisfy the terms or conditions set forth in the Orbital Concessions;

•	unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality, and

•	assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of the Communications Law.

In the cases of the first, fifth, sixth and seventh bullet points above, the SCT may immediately revoke any of the Orbital Concessions. In the cases of the second, third and fourth bullet points above, the SCT may only revoke any of the Orbital Concessions if it has imposed sanctions on us for the relevant breach on at least three separate occasions. In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us.

      The SCT also has the right to terminate any of the Orbital Concessions and the Property Concession pursuant to Rescate. As of the date of any such Rescate procedure, assets used in connection with the exploitation of the Orbital Concessions and the Property Concession would be subject to the ownership and management of the Mexican government.

      The SCT may also temporarily seize the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. In respect of a Requisa, the basis for any compensation to a concessionaire is specified by decree of the Mexican government and is subject to judicial review in the event of dispute. With respect to a Requisa, the Communications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the Requisa.

      The Property Concession will terminate if:

•	the Property Concession term expires;

•	we resign our rights to the Property Concession;

•	the Orbital Concessions are terminated;

•	the purpose for which the Property Concession is granted no longer exists;

•	the Mexican government expropriates the Property Concession for reasons of public interest; or

•	the Property Concession is revoked.

The Mexican government may revoke the Property Concession for various reasons, including without limitation, the following:

•	failure to use the Property Concession for the purpose for which it was granted;

•	failure to comply with the terms of the Property Concession;

•	activities, without prior permission of the SCT, which interfere with satellite operations; and

•	under terms and conditions generally applicable to property concessions of this type under applicable Mexican law.

      At the end of the concession term, the orbital positions and control center land and buildings will revert to the state. Under the Telecommunications Law, upon termination of the Orbital Concessions the Mexican government has a preemptive right to acquire our facilities, equipment and other assets used by us to provide services under our concessions. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the SCT and ourselves. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and us. If we do not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive.

Treaties and International Accords

Reciprocity Agreement Between the United States and Mexico

      In April 1996, Mexico and the United States (the “Parties”) signed an agreement (the “Reciprocity Agreement”) concerning the transmission and reception of signals from satellites for the provision of satellite services to users in Mexico and the United States. The main aspects of this agreement are:

•	Mexican satellites are permitted to provide satellite service to, from and within the United States (in conformance with applicable U.S. law),

•	U.S. satellites are permitted to provide satellite service to, from and within Mexico (in conformance with applicable Mexican law),

•	the conditions for the transmission and reception of satellite signals will be as agreed to in protocols to the agreement,

•	the entities operating commercial satellites and earth stations may be structured with either public or private participation (in conformity with both Mexican and U.S. law),

•	neither Mexico nor the United States shall require a satellite licensed by the other government to obtain an additional license for the operation of the satellite in order to provide the satellite services described in the protocols to the Reciprocity Agreement,

•	licenses for earth stations and satellite services must comply with national laws and regulations,

•	applicable foreign ownership restrictions on satellite service providers and earth station licenses continue to apply and

•	both Mexico and the United States retain the right to take actions that either government considers necessary for the protection of our essential security interests.

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

Argentine Agreement

      In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain direct-to-

home fixed satellite services, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the International Telecommunication Union (the “ITU”) as a base, sets forth the terms and conditions for the technical coordination of each party’s satellite systems. The parties further agreed to cooperate in assuring compliance with each party’s applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000, and the mutual exchange of diplomatic notes has taken place. The direct-to-home fixed satellite services agreement between Mexico and the Argentine Republic was signed on July, 2002.

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

      Mexico has adopted the regulatory reference paper which established parameters relating to competition, interconnection, universal service, public availability, criteria for awarding licenses, autonomy of the regulatory entity and assignment and exploitation of available resources. Mexico has established the following service parameters:

•	telex and telegraph services are not included;

•	cross-border traffic must be routed through a company licensed by the SCT;

•	license fees are imposed;

•	licenses will only be awarded to Mexican companies, in which foreign participation is limited to 49%, except in cellular, where foreign participation may be higher; and

•	there is no limit to foreign investment in companies that offer services to third parties.

Government and Supra-Governmental Regulation

FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses

      The U.S. satellite and telecommunications industries are highly regulated. In addition to the international accords and protocols discussed above, the FCC regulates satellite providers operating in the U.S. as well as the provision of satellite services, generally. The FCC currently regulates access to the U.S. market by non-U.S. licensed satellite systems.

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

•	participate in a U.S. space station processing round, or

•	have a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite or

•	apply to be listed on the “Permitted Space Station List” of non-U.S. licensed satellites that any U.S.-authorized earth station with an “ALSAT” designation may communicate with, subject to any condition the FCC may impose.

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

Status of Our Satellites

      The Mexican government notified the ITU on October 4, 1994 that coordination for Solidaridad 1 had been completed and notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed. On October 19th, 2000, ITU added to Space Master Register Solidaridad 1 and Solidaridad 2 frequencies.

      The Satmex 5 request for coordination was published by the ITU on June 24, 1997. We have favorably concluded coordination discussions with the government of Canada regarding Satmex 5 and are able to provide service in Canada. On April 21st, 2004, ITU accepted Satmex 5 satellite in Notification Process, a previous status to be added into Space Master Register.

      In May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3 degrees W.L. and 118.7 degrees W.L. orbital positions. The purpose of the coordination agreement was to establish a reference standard for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the United States and South and Central America on a non-interference basis.

      On September of 2003, we and the Government of Mexico favorably concluded coordination discussions with the government of Canada relating to the contemplated radio frequency characteristics of Satmex 6. Arrangements, which are subject to notification by the ITU, include an exchange of orbital positions. As part of these coordination discussions, the governments of Mexico and Canada also agreed to a new coordination agreement to reduce potential instances of satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the United States and South and Central America. On the same month, September 2003, technical operational parameters of the new agreement were updated on ITU request for coordination file. ITU has not published it yet. Coordination process with other Administrations is still in progress.

Item 5.	Operating and Financial Review and Prospects

      Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of the Company are not historical facts, but are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of ours. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend,” or “outlook” or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. Some of these factors and conditions include: partial or total failure of our in-orbit satellites; our reliance on certain customers; the concentration of our operations in Mexico; competition in our industry; and our high level of indebtedness and weak financial position. In addition, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statement.

Overview

      We hold concessions from the government of Mexico to operate satellites in three orbital positions. We own and operate two geostationary communications satellites, Solidaridad 2 and Satmex 5, in two of those positions. We plan to launch a third satellite, Satmex 6, not before late 2004. We operate in the fixed satellite services segment and are the leading provider of such services in Mexico and are expanding our services to become a leading provider of such services throughout the Americas. We are also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the Internet backbone via satellite. We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 40 other nations and territories in the Latin American region.

      On November 17, 1997, Loral and Principia acquired 75% of our issued and outstanding stock from the government of Mexico for an amount in pesos equivalent to approximately $647 million through Firmamento. The remaining 25% of our common stock was retained by the Mexican government. Loral currently owns 65% of Firmamento and Principia currently owns 35%. Loral currently holds 49% and Principia currently holds 51% of Firmamento’s voting interests.

      On March 30, 1999, we issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in our common stock. The preferred stock can be exchanged at our option into our common stock, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2003, Servicios Corporativos Satelitales, S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

Financial Restructuring

      On June 30, 2004, our outstanding Floating Rate Notes came due and we did not make the required principal payment of $203.4 million. Also, we did not make the August 1, 2003 and February 1, 2004, interest payments on our Fixed Rate Notes. The amount of each interest payment due was $16.2 million for a total of $32.4 million. We did not make the interest payments due to cash shortfalls from our operating activities. Certain other covenant defaults have occurred under both indentures.

      In addition, our parent company, Servicios, defaulted on its debt obligation to the Mexican government on September 30, 2003, as a result of its failure to maintain a minimum coverage ratio. If Servicios were to default in the payment of the Menoscabo, the Mexican government has the right to initiate foreclosure proceedings, which would lead to the transfer of the holdings of Loral and Principia in Firmamento to a third party purchaser. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot make any assurances that it would assume any of our debt, including the existing notes. Also, in that scenario, we would be controlled and managed by the Mexican government.

      We have been actively exploring with financial advisors the restructuring of these debt obligations. This restructuring may be part of a court supervised restructuring that would be commenced by us.

      We have been negotiating with an ad hoc committee of the holders of the Fixed Rate Notes regarding a possible restructuring of the Fixed Rate Notes, but have not, as of the date of this annual report, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding the restructuring of the Fixed Rate Notes. As of May 4, 2004, the ad hoc committee informed us that certain members held more than 51% of the outstanding principal amount of the Fixed Rate Notes.

      We are also negotiating to restructure the Floating Rate Notes with an ad hoc committee of holders of the Floating Rate Notes. As of the date of this annual report, we have not reached any agreement with the ad hoc committee or any other holder of Floating Rate Notes regarding the restructuring of the Floating Rate Notes. As of April 28, 2004, the ad hoc committee informed us that certain members held more than 62% of the outstanding principal amount of the Floating Rate Notes.

      As part of our restructuring, we are working with our advisors to arrange financing for the remaining amounts necessary to launch Satmex 6. In order to arrange this financing, we may commence a court supervised restructuring. The launch of Satmex 6 is critical to our ability to increase cash flows and improve our financial position.

      If we are not successful in efforts to negotiate the terms of a consensual restructuring of the Fixed Rate Notes and the Floating Rate Notes, we may commence a voluntary bankruptcy case in the U.S. under Chapter 11 of the U.S. Bankruptcy Code or, alternatively, a voluntary Concurso Mercantil in Mexico.

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

      This industry downturn affected both satellite operators and their customer base. As of 1999, voice customers began to switch to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the Internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From December 2002 to December 2003, our backlog decreased by $73 million, from $325 million to $252 million.

      At the same time, satellites themselves have been increasing in size, capacity, power levels and the surface of the earth to which their signals can reach. The use of compressed data has increased capacity of satellites to offer more data. The result has been lower utilization rates across the fixed satellite services industry.

      During this period, in part because Latin America is recognized as a market with long-term growth potential, competition has increased in our market. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to Mexican affiliates of PanAmSat and SES Global, as well as Televisa and Enlaces Integra (an affiliate of Satmex). PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. Given the lower marginal cost to provide satellite service once a satellite is in place, prices of fixed satellite services have fallen over the last two years.

      Due, however, to lower pricing as well as early economic recovery, we are beginning to see new demand for fixed satellite services. Technological advances, such as high definition television, are stimulating demand for satellite service because this high definition television requires more bandwidth than regular television. In addition, the requirement that subscription television (cable and satellite direct to home) offer local channels (local-into-local) will entail significantly greater demand for satellite services. Rising demand for national and foreign channels has also begun to stimulate demand for satellite capacity.

Satellite Operations

      In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, we received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. We used the net insurance proceeds towards the manufacture, launch and insurance of a replacement satellite and have contracted with SS/L to build the replacement satellite, known as Satmex 6. We also used a portion of the net insurance proceeds for debt service. Satmex 6 is currently scheduled to be launched in late 2004, and is designed to provide broader coverage and higher power levels than any other satellite currently in our fleet. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. In 2003, we canceled reserve for monitoring for $3.3 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

      At December 31, 2003, our Solidaridad 2 and Satmex 5 satellites had remaining estimated useful lives of 5.4 and 10 years, respectively. Solidaridad 2 was manufactured by Boeing Space Systems (formerly Hughes Space and Communications), and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

      Satmex 5 was launched in 1998 with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.9 years of station-keeping capability to maintain its position in orbit.

      During standard station-keeping procedures to maintain the satellite’s position in orbit on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing Satellite Systems, working together, returned the primary XIPS to an acceptable level of operation.

      In connection with the events surrounding Satmex 5’s XIPS, we sent our insurers notices of occurrence on November 24, 2003, December 3, 2003 and December 10, 2003. These notices are conditions to the filing of any formal proof of loss under the terms of the expired Satmex 5 insurance policy. On June 7, 2004, the 180 day claim period to file a proof of loss expired and, based on a review of technical and operational considerations regarding Satmex 5 and the terms of in-orbit insurance coverage for the satellite, we concluded that the conditions necessary to establish a partial claim did not exist.

      In February 2004, Satmex and the satellite manufacturer agreed on returning to use the secondary XIPS as the operating propulsion system and it is performing outside of its operating margins. The primary XIPS remains available as a back-up system. We cannot assure you that the secondary XIPS will continue to perform its station-keeping operations or if the primary XIPS will work as a back-up. If both of these systems were to fail, we would lose operation of Satmex 5 within 3.9 years and our business would be materially and adversely harmed.

      At December 31, 2003, our Solidaridad 2 was operating normally and had a remaining estimated useful life of 5.4 years.

Results of Operations for the Year Ended December 31, 2003 Compared to December 31, 2002

Revenue

      Service revenue for 2003 was $78.8 million, as compared to $85.0 million for 2002. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by net contract cancellations of $2.7 million and net non-renewals of $3.5 million.

Operating Expenses

      Operating expenses decreased to $86.4 million in 2003, from $86.5 million in 2002, as described below.

      Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $13.1 million for 2003, as compared to $17.1 million in 2002. The decrease is primarily due to a lower cost for replacement capacity on other satellites for customers previously on Solidaridad 1, representing $3.4 million.

      Selling and administrative expenses. Selling and administrative expenses, which consist primarily of salaries, operating expenses, professional fees, which includes certain legal fees, auditing, and business relationships, and bad debt provision, were $23.8 million in 2003 as compared to $20.8 million in 2002. The increase is primarily due to an increase of $1.9 million of various professional fees and an increase of $1.1 million of provision for uncollectible accounts receivable.

      License and management fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue, as defined. For the year ended December 31, 2003 and 2002, no management fees were earned. Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue. For 2003 and 2002, the fee was $1.1 million and $1.2 million, respectively, of which $15,000 and $65,000, respectively, was offset against accrued expenses. The license fee decreased in 2003 due to our lower revenue.

      Depreciation and amortization. Depreciation expense was $35.5 million in 2003 and $34.5 million in 2002. Amortization expense relating to the concessions was $12.9 million in each year.

Operating Loss

      Operating loss was $7.6 million in 2003 and $1.4 million in 2002. Satellite transmission has no variable cost associated with the service. Thus any reduction in revenue is translated into an increase in operating loss. In 2003, our satellite operating expenses were not directly affected by the reduction in revenue. Our revenue decreased by $6.2 million and this reduction is directly responsible for the $6.2 million increase in our operating loss.

Interest Income

      Interest income for 2003 was $0.3 million as compared to $2.0 million for 2002. The decrease is primarily due to our usage of all the restricted and segregated cash available for investment.

Interest Cost

      Total interest cost, including $18.6 million of capitalized interest related to the construction of Satmex 6 and $9.5 million of legal and advisory fees related to the restructuring, was $58.3 million in 2003 compared to $52.0 million, including $14.2 million of capitalized interest related to the construction of Satmex 6, for 2002. Net of the legal and advisory fees related to the restructuring, our interest cost decreased in 2003 as a result of reduced debt outstanding and lower prevailing interest rates. The average balance outstanding on our Floating Rate Notes was $204.0 million in 2003 compared to $222.7 million in 2002 while the balance on our Fixed Rate Notes was $320 million in both years. The weighted average interest rate applied to our Floating Rate Notes was 5.7% in 2003 compared to 6.3% in 2002.

Net Foreign Exchange Gain

      We recorded a net foreign exchange gain of $264,000 in 2003 as compared to a foreign exchange gain of $93,000 in 2002. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican Peso denominated assets and liabilities relative to the prevailing US dollar/ Mexican Peso exchange rate. We do not engage in currency hedging operations.

Deferred Income Tax Expense/Benefit

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. We recorded a deferred income tax benefit of $1.8 million in the first quarter of 2002 for the effect of this change on deferred tax assets and liabilities.

      For the year ended December 31, 2003, we recorded a deferred income tax expense of $35.8 million on a loss before income taxes of $43.4 million, while for 2002 we recorded a benefit of $8.8 million on a loss of $28.8 million, yielding an effective rate of 30.7%. The change from 2002 to 2003 relates primarily to an additional provision recorded in 2003 to increase the valuation allowance, and the tax effect of inflation and currency remeasurement.

      Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2003 we had tax loss carryforwards of approximately $332 million, which expire from 2008 to 2013. During 2003 we used tax credits available against the asset tax. These credits expired as of December 31st 2003. Without these credits, we would have incurred an asset tax liability of approximately $691,000 in 2003.

Preferred Stock Dividend Requirement

      Our preferred stock pays dividends in our common stock. Our preferred stock dividend of $1.5 million in 2003 and 2002 is based on the value assigned to the 606,730 shares of preferred stock issued in March 1999.

Net Loss Applicable to Common Stockholders

      The net loss applicable to common stockholders loss was $80.7 million in 2003 and $21.4 million in 2002. The greater loss was primarily due to deferred tax expense, higher net interest expense, and a decrease in revenues.

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

      Satellite operations. Satellite operations costs were $17.1 million for 2002, as compared to $19.8 million in 2001. The decrease is primarily due to a lower cost for replacement capacity on other satellites for customers previously on Solidaridad 1, representing $2.4 million.

      Selling and administrative expenses. Selling and administrative expenses in 2002 were $20.8 million as compared to $22.6 million in 2001. The decrease is primarily due to personnel reductions, which reduced expenses by $1.4 million.

      License and management fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue. For the year ended December 31, 2002, no management fee was earned. For the year ended December 31, 2001, the management fee was $2.3 million, of which $767,000 was offset against accrued expenses. Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue. For 2002 and 2001, the fee was $1.2 million and $1.8 million, respectively, of which $65,000 and $106,000, respectively, was offset against accrued expenses. The license fee decreased due to our lower revenue.

      Depreciation and amortization. Depreciation expense was $34.5 million in 2002 and $34.4 million in 2001. Amortization expense relating to the concessions was $12.9 million in each year.

Operating (loss) income

      Operating loss was $1.4 million in 2002 compared to operating income of $35.1 million in 2001. Satellite transmission has no variable cost associated with the service. Thus any reduction in revenue is translated into a reduction in operating profit or an increase in operating loss. In 2002, our revenue decreased by $43 million, offset by a reduction of only $6.4 million in operating expenses. The decline in operating income was a result of lower revenue not entirely offset by a reduction of operating expenses.

Interest Income

      Interest income for 2002 was $2.0 million as compared to $9.3 million for 2001. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, representing $7.1 million, as well as lower interest rates.

Interest Cost

      Total interest cost, including $14.2 million of capitalized interest related to the construction of Satmex 6, was $52.0 million in 2002 as compared to $59.4 million, including $3.5 million of capitalized interest related to the construction of Satmex 6, for 2001. Our interest cost decreased in 2002 as a result of reduced debt and lower prevailing interest rates. The average balance outstanding on our Floating Rate Notes was $222.7 million in 2002 compared to $236.6 million in 2001 and the balance on our Fixed Rate Notes was $320 million in both years. The weighted average interest rate applied to our Floating Rate Notes was 6.3% in 2002 compared to 8.9% in 2001.

Net Foreign Exchange Gain

      We recorded a net foreign exchange gain of $93,000 in 2002 as compared to a foreign exchange gain of $28,000 in 2001. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican Peso denominated assets and liabilities relative to the prevailing US dollar/ Mexican Peso exchange rate. We do not engage in currency hedging operations.

Deferred Income Tax Benefit

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. We recorded a deferred income tax benefit of $1.8 million in the first quarter of 2002 for the effect of this change on deferred tax assets and liabilities.

      For the year ended December 31, 2002, we recorded a deferred income tax benefit of $8.8 million on a loss before income taxes of $28.8 million, yielding an effective rate of 30.7%, while for 2001 we recorded a benefit of $1.1 million on a loss of $4.3 million, yielding an effective rate of 27%. The change from 2001 to 2002 relates primarily to the increased benefits recorded in 2002 for the Mexican income tax effect of inflation and currency remeasurement, the reduction to the statutory income tax rate, and the additional provision recorded in 2002 to increase the valuation allowance.

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

Preferred Stock Dividend Requirement

      Our preferred stock pays dividends in our common stock. Our preferred stock dividend requirement of $1.5 million in 2002 and 2001 is based on the value assigned to the 606,730 shares of preferred stock issued in March 1999.

Net Loss Applicable to Common Stockholders

      The net loss applicable to common stockholders loss was $21.4 million in 2002 and $4.6 million in 2001. The greater loss was primarily due to the reduction in operating income from 2001 offset by lower net interest expense and a greater deferred tax benefit.

Inflation and Foreign Exchange Fluctuations

      During 2003, 2002 and 2001, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor) as provided by the Banco de México, were 3.9%, 5.7% and 4.4%, respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in dollars. Our customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses. We do not use foreign currency hedges.

Capital Expenditures

      Substantially all of our capital expenditures are denominated in U.S. dollars. Capital expenditures were $37.9 million for 2003, as compared to $123.2 million for 2002 and $95.7 million in 2001. Expenditures in 2003, 2002 and 2001 for the construction of Satmex 6 were $36.3 million, $119.8 million and $91.9 million, of which $6.6 million, $108.0 million and $83.8 million were funded through the use of restricted and segregated cash, respectively. We expect capital expenditures for 2004 to be approximately $68.0 million for the completion of Satmex 6. Following the launch of Satmex 6, we expect a sharp drop in capital expenditures.

Liquidity and Capital Resources

      At December 31, 2003, we had total debt of $523.6 million.

      On June 30, 2004, our outstanding Floating Rate Notes came due and we did not make the required principal payment of $203.4 million. Also, we did not make the August 1, 2003 and February 1, 2004, interest payments on our Fixed Rate Notes. The amount of each interest payment due was $16.2 million for a total of $32.4 million. We did not make the interest payments due to cash shortfalls from our operating activities. Certain other covenant defaults have occurred under both indentures. In addition, our parent company, Servicios, defaulted on its debt obligation to the Mexican government on September 30, 2003, as a result of its failure to maintain a minimum coverage ratio. If Servicios were to default in the payment of the Menoscabo, the Mexican government has the right to initiate foreclosure proceedings, which would lead to the transfer of the holdings of Loral and Principia in Firmamento to a third party purchaser. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot make any assurances that it would assume any of our debt, including the existing notes. Also, in that scenario, we would become an entity of the Mexican government and would be subject to the rules and regulations applicable to state owned entities, which are generally more restrictive. The occurrence of the events of default under the Fixed Rate Notes gives the holders of those notes the right to accelerate our principal repayment obligations on those notes. As of the date of this annual report, we have not received notice of the acceleration of principal repayment as provided for in the indentures for the Fixed Rate Notes.

      We have been actively exploring with our financial advisors the restructuring our debt obligations. This restructuring may be part of a court supervised restructuring that would be commenced by us.

      We have been negotiating with an ad hoc committee of the holders of the Fixed Rate Notes regarding a possible restructuring of the Fixed Rate Notes, but have not, as of the date of this annual report, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding the restructuring of the Fixed Rate Notes. As of May 4, 2004, the ad hoc committee informed us that certain members held more than 51% of the outstanding principal amount of the Fixed Rate Notes.

      We are also negotiating to restructure the Floating Rate Notes with an ad hoc committee of holders of the Floating Rate Notes. As of the date of this annual report, we have not reached any agreement with the ad hoc committee or any other holder of Floating Rate Notes regarding the restructuring of the Floating Rate Notes. As of April 28, 2004, the ad hoc committee informed us that certain members held more than 62% of the outstanding principal amount of the Floating Rate Notes.

      Our primary source of liquidity for working capital purposes is cash flow from operations. As of December 31, 2003, we had $11.2 million in available cash and cash equivalents. Funds from the satellite and debt escrow accounts had been fully used and, as of December 31, 2003, no remaining balances existed. We believe that available cash will not be sufficient to fund the launch of the Satmex 6 satellite in the next twelve months unless we obtain new financing. Further, if we do not complete our financial restructuring, we do not expect cash flows to be sufficient to make the overdue interest and principal payments on our Fixed Rate Notes and our Floating Rate Notes. We do not expect our shareholders to contribute any more equity to us.

      As part of our restructuring, we are working with our financial advisors to arrange financing for the remaining amount necessary to launch Satmex 6. In order to arrange this financing, we may commence a court supervised restructuring. The launch of Satmex 6 is critical to our ability to increase cash flows and improve our financial position.

      If we are not successful in our efforts to negotiate the terms of a consensual restructuring of the Fixed Rate Notes and the Floating Rate Notes, we may commence a voluntary bankruptcy case in the U.S. under Chapter 11 of the U.S. Bankruptcy Code or, alternatively, a voluntary Concurso Mercantil in Mexico.

Cash Used and Provided

      Net cash provided by operating activities for the year ended December 31, 2003 of $19.0 million consisted primarily of $1.8 million of funds generated by earnings before non-cash items, interest income on the restricted and segregated cash and the use of restricted and segregated cash for interest payments and decreases in prepaid insurance of $1.4 million and amounts due from related parties, net of $1.3 million; partially offset by an increase in interest payable of $16.2 million, an increase in accounts payable and accrued expenses of $1.8 million and an increase in deferred financing costs and other assets of $3.6 million.

      Cash used in investing activities for 2003 was $31.3 million. Capital expenditures for 2003 were $37.9 million, which included $36.3 million for the construction of Satmex 6, and of which $6.6 million was funded through the use of the restricted and segregated cash account. Substantially all capital expenditures are denominated in U.S. dollars.

      Cash used in financing activities for the year ended December 31, 2003 was $0.1 million and reflects the repayment of $0.1 million of our floating rate notes.

      Our cash balance as of June 30, 2004, was $20.2 million compared to $11.2 million on December 31, 2003.

      Our treasury objectives include optimizing available resources with efficiency, economy and transparency; making all payments rapidly in a secure and controlled environment; managing US Dollar and Mexican Peso balances optimally; and using information tools to increase efficiency of the area. Our treasury prepares a short term cash flow forecast in order to manage cash efficiently. All payments require authorization according to a predetermined matrix. We recognize that discretion and responsibility are essential to realize these objectives.

Contractual Obligations and Other Commercial Commitments

      The following tables aggregate our contractual obligations and other commercial commitments as of December 31, 2003 (in thousands).

		Payments Due by Period

		Less Than			After
Contractual Obligations:	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years

Debt	$523,550	$523,550	$—	$—	$—
Operating leases(1)	1,610	1,133	477	—	—
Unconditional purchase obligations(2)	40,742	8,800	250	500	31,192
Other long-term obligations(3)	5,194	371	1,113	742	2,968

Total contractual cash obligations	$571,095	$533,854	$1,840	$1,242	$34,160

		Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than			After
Other Commercial Commitments:	Committed	1 Year	1 - 3 Years	4 - 5 Years	5 Years

Monitoring service	$57	$57	—	—	—
Copy machine	$131	$28	$90	$13	—

(1)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(2)	Represents the commitments for the construction and launch of Satmex 6.

(3)	Represents payments to the Mexican government under the Property Concession.

Contingent Obligations

      As of December 31, 2003, we had a contingent obligation in the amount of $4.5 million representing three surety bonds issued as a condition to maintain compliance with the concessions. We have deposited with the surety bond issuer $2.7 million as collateral to these surety bonds. The collateral will be returned to us upon the completion of our financial restructuring.

The Fixed Rate Notes

      On February 2, 1998, we issued the Fixed Rate Notes in an aggregate principal amount of $320 million, all of which was outstanding on December 31, 2003. The interest rate on the Fixed Rate Notes is 10.125%. We are required to make interest payments on the Fixed Rate Notes semi-annually in cash in arrears on each February 1 and August 1 until maturity. The Fixed Rate Notes mature on November 1, 2004 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.

      The Fixed Rate Notes indenture contains certain covenants that impose among others certain limitations and restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the Fixed Rate Notes indenture includes various events of default customary for similar issues of notes, including among others the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization.

      We did not make the August 1, 2003 and February 1, 2004, interest payments on our Fixed Rate Notes. The amount of each interest payment due was $16.2 million for a total of $32.4 million. We did not make the interest payments due to cash shortfalls from our operating activities. Certain other covenant defaults have occurred under the Fixed Rate Note indenture. The occurrence of the events of default under the Fixed Rate Notes gives the holders of those notes the right to accelerate our principal repayment obligations on those notes. As of the date of this annual report, we have not received notice of the acceleration of principal repayment as provided for in the indentures for the Fixed Rate Notes.

      Given these recent developments, we are actively exploring with our financial advisors the restructuring our debt obligations. This restructuring may be part of a court supervised restructuring commenced by us.

      We have been negotiating with an ad hoc committee of the holders of the Fixed Rate Notes regarding a possible restructuring of the Fixed Rate Notes, but have not, as of the date of this annual report, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding the restructuring of the Fixed Rate Notes. As of May 4, 2004, the ad hoc committee held more than 51% of the outstanding principal amount of the Fixed Rate Notes.

      If we are not successful in our efforts to negotiate the terms of a consensual restructuring of the Fixed Rate Notes and the Floating Rate Notes we may commence a US Chapter 11 case or a Mexican Concurso Mercantil.

The Floating Rate Notes

      On March 2, 1998, we issued our Floating Rate Notes in the amount of $325 million. The Floating Rate Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Fixed Rate Notes. They are secured by a lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the Floating Rate Notes. The Floating Rate Notes bear interest at rates based either on LIBOR or the base rate specified in the Fixed Rate Notes indenture, at our option, and are redeemable at our option. In addition, the Floating Rate Notes are guaranteed by Firmamento and Servicios.

      In addition to containing similar covenants as the Fixed Rate Notes, the Floating Rate Notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on our spending for capital expenditures.

      We are required to make quarterly redemption payments on the Floating Rate Notes of $250,000 or as adjusted proportionately to the extent that any redemptions are made, through March 31, 2004, plus additional prepayments from excess cash flow, as defined in the Floating Rate Note indenture, with the balance due on June 29, 2004.

      On June 30, 2004, the Floating Rate Notes came due and we did not make the required principal payment of $203.4 million. Certain other covenant defaults have occurred under the indentures governing the Floating Rate Notes. We have continued to pay interest on the Floating Rate Notes.

      Given these recent developments, we are actively exploring with our financial advisors the restructuring our debt obligations. This restructuring may be part of a court supervised restructuring that would be commenced by us.

      We are also negotiating to restructure the Floating Rate Notes with an ad hoc committee of holders of the Floating Rate Notes. As of the date of this annual report, we have not reached any agreement with the ad hoc committee or any other holder of Floating Rate Notes regarding the restructuring of the Floating Rate Notes. As of April 28, 2004, the ad hoc committee held more than 62% of the outstanding principal amount of the Floating Rate Notes.

      If we are not successful in our efforts to negotiate the terms of a consensual restructuring of the Fixed Rate Notes and the Floating Rate Notes, we may commence a US Chapter 11 case or a Mexican Concurso Mercantil.

Our Credit Rating

      On September 5, 2003, Moody’s Investors Services lowered its ratings of the Company’s senior unsecured indebtedness from “Ca” to “C,” as a result of the payment default on the Fixed Rate Notes. “Ca” is the second lowest rating category out of 21 and describes obligations that Moody’s believes are speculative in a high degree and that are often in default or have other marked shortcomings. “C” is the lowest rating category and describes obligations that are typically in default, with little prospect for recovery of principal or interest.

      On August 6, 2003, Standard & Poor’s lowered our long term foreign issuer credit rating from “CCC+” to “D,” as a result of the payment default on the Fixed Rate Notes. A “CCC+” rating describes an obligation that Standard & Poor’s believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, Standard & Poor’s believes that a “CCC” rated obligor is not likely to have the capacity to meet its financial commitment on the obligation. A “D” rating is assigned when Standard & Poor’s believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. As a consequence of having a “D” rating, for a period longer than six months, Standard & Poor’s will no longer rate us.

      As a result of our credit defaults and these negative credit ratings and downgrades, we cannot rely on sources of short-term financing, which could otherwise allow us to finance our operations. The secondary trading prices of the Floating Rate Notes and Fixed Rate Notes may be materially and adversely affected by downgrading and potential loss of Standard & Poor’s rating. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of our existing customers.

      The defaults and the possibility of acceleration of our debt and the lack of access to additional financing raise substantial doubt about our ability to continue as a going concern unless we are able to restructure our debt and finance the launch of our new Satmex 6 satellite. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. We have been addressing these matters as described in the Financial Restructuring section of Item 5.

Presentation of Financial Information

      Our financial statements are published in U.S. dollars and prepared in conformity with U.S. generally accepted accounting principles, which we refer to as “U.S. GAAP.” We maintain our legal books and records in Mexican pesos. Our functional currency is the U.S. dollar. Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. The effect of changes in exchange rates is recorded in the results of operations. Non-monetary assets and liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical exchange rates. Sums presented in this prospectus may not add due to rounding.

Other Matters

Insurance Costs

      Under the Floating Rate Note indenture, as well as under the Fixed Rate Note indenture, we have agreed that we will maintain in-orbit insurance for Solidaridad 2 and Satmex 5 in an amount equal to the replacement value of such satellites plus $25 million in each case.

      Upon launch of Satmex 5 in 1998, we purchased a five-year policy providing for $250 million of insurance for Satmex 5. This insurance policy expired on December 5, 2003. We renewed our in-orbit insurance for the Satmex 5 satellite for $100 million in coverage for a one-year term. The new policy excludes coverage for the XIPS and any related systems. Because XIPS on other satellites have also experienced anomalies, this exclusion has become a typical feature in insurance policies for satellites with this same propulsion system.

The insurance coverage on Satmex 5 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums. Except as otherwise provided above, the new policy is effective as of December 5, 2003 for a one-year period and is based on prevailing market terms and conditions. An uninsured loss of Satmex 5 would have a material adverse effect on our financial condition and results of operations.

      We currently have insurance for Solidaridad 2 under terms reflecting current market conditions. In November 2003 we renewed the in-orbit insurance for Solidaridad 2 for a one-year period on substantially similar terms to the previous one-year policy. The total insurance coverage for Solidaridad 2 is $50 million until November 2004. The current policy for Solidaridad 2 does not insure against an in-orbit failure due to the loss of the satellite’s spacecraft control processors (“SCP”), the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Currently, the primary SCP on Solidaridad 2 is operating normally, and we expect that the secondary SCP would allow for uninterrupted service from the satellite in the event of a primary SCP failure. However, a failure of the primary and secondary SCPs would result in a complete and uninsured loss of Solidaridad 2. The insurance coverage on Solidaridad 2 provides that if 90% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums.

      Furthermore, the insurance policies on Satmex 5 and Solidaridad 2 include customary exclusions such as:

•	military or similar actions;

•	anti-satellite devices;

•	governmental actions;

•	nuclear reaction or radiation contamination;

•	willful or intentional acts of us or our contractors;

•	loss of income, indirect and consequential damages; and

•	third-party claims against us.

      We are in the process of obtaining launch insurance for Satmex 6. Prior to launch, we intend to insure Satmex 6 for an estimated $235 million against failure during launch and/or its first year in orbit. Documentation is currently being negotiated and we anticipate no exclusions other than as customary.

      The control centers are covered by insurance policies against risk to the buildings and their contents, including the antennae and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering Solidaridad 2 and Satmex 5.

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

Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Accounting policies that are critical to understand in our financial statements and that require significant judgment by management include the estimated useful lives of our satellites, the valuation of long-lived assets, the valuation allowance related to deferred income tax assets, and the allowance for doubtful accounts.

The Useful Lives of Satellites

      Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites.

      The estimated useful lives of our satellites as of December 31, 2003, were:

Solidaridad 2	14.5 years
Satmex 5	15 years

      Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates.

      Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. Capitalized interest related to the construction of Satmex 6 was $18.6 million, $14.2 million and $3.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. The estimated useful life of the satellites was determined by engineering analyses performed at the satellite’s in-service date. Satellite lives are reevaluated periodically. Gains or losses from unsuccessful launches and in-orbit failures of our satellites, net of insurance proceeds, are recorded in the period a loss occurs.

The Valuation of Long-Lived Assets

      The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. We measure impairment as the difference between the carrying value and the fair value of the asset. We develop our analysis of undiscounted cash from estimates and assumptions based upon the best evidence available including, but not limited to, our current pricing structure, internal operating budgets and the expected utilization of our broadband capacity.

The Valuation of Deferred Income Tax Assets

      We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by a valuation allowance, based upon the weight of available evidence, for any tax benefits where it is more likely than not (a likelihood of more than 50%) the tax benefits will not be realized. We base our analysis on projected taxable income which is developed on a basis consistent with out internal operating budgets and projections.

The Allowance for Doubtful Accounts

      We evaluate our allowance for doubtful receivables on a regular basis. Such analysis involves a review of the payment and credit history of specific accounts. Where we determine an allowance is required, such allowance is created in the period which we believe that collection of the account has become doubtful. After an allowance is applied, the reversal of such allowance only occurs in the period of payment or in the period where a change in circumstance has occured which provides strong evidence to support the collectability of the receivable.

Accounting Pronouncements

      On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addressed the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on our financial position, results of operations or cash flows.

      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, whereby gains and losses from extinguishments of debt are no longer classified as extraordinary items within the income statement unless considered unusual and infrequent. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No. 145 related to the rescission of SFAS No. 4 was applied by us beginning January 1, 2003. The provisions of SFAS No. 145 related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our results of operations, financial position or cash flows.

      In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by this standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 replaces EITF Issue No. 94-3. The adoption of SFAS 146 on January 1, 2003 did not have a material effect on Satmex’s financial position, results of operations or cash flows.

      In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures had no impact on our financial position or result of operations. The adoption of the recognition and initial measurement requirements of this interpretation on January 1, 2003 did not have a material effect on our financial position, results of operations or cash flows.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by us in a variable interest entity created after January 31, 2003. For a variable interest held by us in a variable interest entity created before February 1, 2003, we will be required to apply the provisions of FIN 46 as of December 31, 2004. We do not currently have any variable interests in a variable interest entity.

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.

      The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after or modified after June 30, 2003. All provisions of this statement, except as stated below, should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have any material effect on our financial position, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, were effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our financial position, results of operations or cash flows.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Name	Position	Age	Period of Service

Sergio Autrey Maza(1)	Chairman of the Board and Director	52	Since November 1997
Bernard L. Schwartz(1)	Director	78	Since November 1997
Carlos Autrey Maza	Director	58	Since October 1999
Eric J. Zahler(1)	Director	53	Since November 1997
Lauro González Moreno(1)	Chief Executive Officer and Director	42	Since November 1997
Cynthia Pelini	Executive Vice President and Chief	49	Since April 1998
	Financial Officer
Juan Manuel Pinedo	Executive Vice President and Chief	39	Since April 1998
	Marketing Officer
José Manuel Wiechers	Executive Vice President of Value	39	Since March 1999
	Added Services

(1)	Member of the Executive Committee.

      Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of an odd number of directors. Directors are elected by a majority of the holders of the common shares, provided that holders of N shares have the right to appoint a director and any holder or group of holders of at least 25% of the total shares of the Company is entitled to name one director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each serves until a successor is elected and takes office.

      Loral and Principia have agreed that our Board of Directors will consist of a majority of Directors appointed by Principia and the rest by Loral and that for so long as Principia designates the majority of the directors of the Board of Directors, it shall nominate the chairman of the Board of Directors and Loral shall have the right to nominate the secretary of the Board of Directors.

      Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed. According to our by-laws, common shareholders may appoint an odd number of members of the Board of Directors, Series N shareholders may appoint one director and holders of 25% or more of the outstanding shares, may also appoint one director. We have no contracts that provide for benefits to any director upon termination of service.

      Our Board of Directors is chaired by Mr. Sergio Autrey Maza and currently consists of five directors appointed by Principia and Loral. Sergio Autrey Maza and Carlos Autrey Maza are brothers.

      Our Chief Executive Officer (“CEO”) is a minority shareholder of Principia and thus an indirect participant in our equity. There is no other arrangement with our employees or senior management regarding equity ownership or options in us.

      Mr. González is the CEO. The CEO reports to the Board of Directors. His duties include day to day management of the company, strategic planning and relationship development. The CEO can be removed by the Board of Directors.

      Sergio Autrey has been the Chairman of the Board and a director of Satmex since November 1997 and is the Chairman of the Board of Principia and Globalstar de México, a satellite telephony service provider owned by Principia and Loral. He is also a member of the board of Parábola, and Grupo Editorial Notimusa, Mexican publishing companies; and Beta San Miguel, a sugar production company.

      Mr. Schwartz has been a director of Satmex since November 1997. Mr. Schwartz is Chairman of the Board and CEO of Loral.

      Carlos Autrey has been a director of Satmex since October 1999 and is a member of the board of Globalstar de México and Principia.

      Mr. Zahler has been a director of Satmex since November 1997. Mr. Zahler is the President and Chief Operating Officer of Loral.

      Lauro González has been a director and the CEO of Satmex since November 1997. Mr. González is also the CEO of Enlaces Integra. Mr. González was an engagement manager at McKinsey & Company in Mexico and Brazil until 1990.

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

      José Manuel Wiechers has been the Executive Vice President of Value Added Services since June 2000. Mr. Wiechers joined Satmex in March 1999 and was the Executive Director of Corporate Development and New Businesses until May 2000. From 1992 to 1999, Mr. Wiechers was a senior engagement manager for

McKinsey & Company. From 1986 to 1991, Mr. Wiechers was an engineer director for Calefacción y Ventilación, S.A. de C.V.

Compensation

      For the year ended December 31, 2003, the aggregate compensation, including bonuses, of management paid or accrued in that year for services in all capacities was approximately $5.7 million. As in previous years, during 2003, we did not make any payments to members of the Board for attendance at Board or Executive Committee meetings and we did not provide any pension, retirement or similar benefits for directors or executive officers.

      Currently, management has earned under existing long-term compensation plans $1.3 million to be paid over the next two years; one condition for its payment is continued employment. No long-term incentives were awarded in 2003.

      All employees are eligible for bonuses based on performance. The bonus plan provides for us to pay bonuses based on achievement of financial targets established for the year. During the year ended December 31, 2003, we have provisioned bonuses for $1.5 million, representing approximately 75% of bonus provision for 2003, that could be paid upon launch of Satmex 6 or the fourth quarter of 2004. Sales commissions for 2003 were paid quarterly.

      In November, 2003, to acknowledge and recognize certain of our senior executives prior performance and to motivate their continued hard work and performance, our Board of Directors granted our senior executives compensation and health benefits in the event that they are terminated without cause, if they resign for certain reasons, under certain conditions of a change of control of us or upon their death or incapacity. If any of these events occur, we will pay the relevant senior executive between 1.5 and 2 times his or her prior year’s salary, including bonus.

      As of the date of this annual report, senior management, comprising our six highest-ranking executives, has not received salary increases since early 2001.

Employees

      As of December 31, 2003, we had approximately 192 employees hired through our service companies, including the new Alterna TV team formed in the third quarter of 2003. Of the 192 employees, 48 are members of the Television and Radio labor union. The collective agreement provides for, among other things: union exclusivity, annual salary revision, a maximum workweek of 40 hours, company maintained medical and life insurance, severance payment including retirement of 14 day’s pay for each year worked in addition to statutory severance benefits under Mexican labor laws, a statutory annual bonus equivalent to one month’s pay, and a review of the collective contract every two years. Our employee relationships are subject to the Federal Labor Laws (Ley Federal del Trabajo). We believe our relationship with the unionized employees is satisfactory. One of our executives receives his primary compensation through a Mexican company. Vita Brevis, S.C., which he controls. This is the sole contractual arrangement between Vita Brevis, S.C. and us.

Share Ownership

      As of December 31, 2003, the share ownership of Satmex is as follows:

	Shares	Percentage

Servicios Corporativos	7,500,000	70.71
Mexican government	2,500,000	23.57
Loral	473,449	4.46
Principia	133,281	1.26

	10,606,730	100.00

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

      Prior to October 15, 1997, we were not operated as a stand-alone satellite capacity provider, but were operated by the Mexican government as part of the operations of Telecomunicaciones de Mexico, an agency of the Mexican government. In 1997, Loral and Principia formed a joint venture, Firmamento, to effect the acquisition of Satmex from the Mexican government. Firmamento is owned 65% by Loral and 35% by Principia. Principia, however, holds 51% of Firmamento’s voting interests, while Loral holds the other 49%. On November 17, 1997, an indirect subsidiary of Firmamento entered into a Stock Purchase Agreement with the Mexican government to acquire 75% of our outstanding capital stock from the Mexican government for a purchase price of approximately $646.8 million. On November 17, 1997, the acquisition subsidiary paid approximately $194.0 million of the purchase price and on December 29, 1997 paid the balance, plus interest. On December 29, 1997, the acquisition subsidiary was merged into Satmex.

      In consideration of the debt incurred by us in connection with the acquisition, Servicios, a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government approximately $125.1 million under the Menoscabo. The Menoscabo accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Menoscabo is currently secured by Loral’s and Principia’s interests in Firmamento. If Servicios were to default in the payment of the Menoscabo, the Mexican government has the right to initiate foreclosure proceedings, which would lead to the transfer of the holdings of Loral and Principia in Firmamento to a third party purchaser. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot make any assurances that it would assume any of our debt, including the existing notes. Also, in that scenario, we would be controlled and managed by the Mexican government.

      As of December 31, 2003, Servicios held 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

      The Mexican government holds its 23.57% interest in us through Class N shares. The Class N shares have limited voting rights and may vote only with respect to the following matters: extension of our term, merger, conversion or anticipated dissolution, amendment to our corporate purpose, change to our nationality or cancellation of our registration in the Securities Section of the National Registry of Securities and Intermediaries or in any Mexican or foreign stock exchange or in a special meeting of Class N shareholders regarding matters that would prejudice their rights.

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

Loral Space & Communications Ltd.

      Loral Space & Communications Ltd., together with its subsidiaries, is a leading satellite communications company. It owns and operates a fleet of telecommunications satellites, manages a global network that integrates its satellites with terrestrial facilities and has the rights to numerous well-positioned orbital slots. Managed by Loral Skynet, the fleet provides satellite capacity and platforms broadcast, data network, Internet access, IP and systems integration needs. SS/ L is a leading designer and manufacturer of satellites and satellite systems for commercial and government applications including satellite services, television broadcast-

ing, direct-to-home (DTH) television services, broadband communications, military communications, wireless telephony, digital satellite radio, weather monitoring and air traffic management.

      On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Lead Case No. 03-41710 (RDD), Case Nos. 03-41709 (RDD) through 03-41728 (RDD), collectively, the “Chapter 11 Cases”). The Loral Chapter 11 debtors include, among others, Loral Space & Communications Corporation, Loral SpaceCom Corporation (“Loral SpaceCom”), Loral Satellite, Inc. (“Loral Satellite”), SS/L and Loral Orion, Inc. (“Loral Orion”). Loral continues to manage its properties and operate its businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the provisions of the Bankruptcy Code.

Sale of Assets

      On March 17, 2004, Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc. (collectively, the “Sellers”) consummated the sale (the “Sale”) of the Sellers’ North American fleet of satellites and related assets to certain affiliates of Intelsat, Ltd. and Intelsat (Bermuda), Ltd. (collectively, “Intelsat” or the “Purchasers”). At closing, the Company received approximately $1.011 billion, consisting of approximately $961 million for the North American satellites and related assets, after adjustments, and $50 million for an advance on a new satellite to be built for Intelsat by SS/L. The Company’s obligations with respect to the $50 million advance are secured by the Telstar 14/ Estrela do Sul-1 satellite and related assets, including insurance proceeds relating to the satellite. The Company used a significant portion of the funds received to repay all $967 million of its outstanding secured bank debt. In addition, after closing, the Sellers received from the Purchasers approximately $16 million to reimburse a deposit made by the Sellers for the launch of Telstar 8, and the Sellers expect to receive an additional $4 million as a purchase price adjustment resulting from resolution of a regulatory issue relating to the purchased assets. The Sale was completed after the Bankruptcy Court approved, on March 16, 2004, the final amendment to the asset purchase agreement, dated July 15, 2003, between the Sellers and the Purchasers.

      The North American satellites and related assets have been accounted for as a discontinued operation, resulting in the reclassification of the Company’s historical condensed consolidated statements of operations and statements of cash flows to reflect these operations as discontinued operations separately from continuing operations (see Note 4).

Loral is Organized into Two Operating Businesses:

      Satellite Services. Satellite services, managed by Loral Skynet, a division of Loral, generates its revenues and cash from leasing satellite capacity and platforms to customers for video and direct to home (“DTH”) broadcasting, high-speed data distribution, Internet access, communications and networking services.

      Satellite Manufacturing. Satellite manufacturing, conducted by Loral’s subsidiary SS/L, generates its revenues and cash from designing and manufacturing satellites, space systems and space system components for commercial and government applications including satellite services, DTH broadcasting, broadband data distribution, wireless telephony, digital radio, military communications, weather monitoring and air traffic management.

Principia, S.A. de C.V.

      Principia is a Mexican telecommunications company which comprises the business interests of some members of the Autrey family, including the Chairman of our Board, Sergio Autrey, Banamex, S.A. and Lauro González, our CEO.

Related Party Transactions

      Pursuant to a management services agreement among us, Loral and Principia, we have agreed to pay a quarterly management fee based on our quarterly gross revenue, as defined, as follows: with respect to revenue of less than $25 million, no management fee will be payable; with respect to revenue in excess of $25 million but less than $32 million, 10% of all revenue in excess of $25 million but less than $32 million; and with respect to revenue equal to or in excess of $32 million, 15% of all revenue in excess of $32 million; provided that the management fee will in no event exceed 3.75% of our cumulative gross revenue. The management fee represents compensation paid to Loral and Principia for management services rendered to us. For the year ended December 31, 2003 and 2002, Principia and Loral waived the management fee. For the year ended December 31, 2001, the management fee was $2.3 million.

      Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined in the license agreement. For the year ended December 31, 1999, Loral and Satmex reduced the license fee to 1.2%. In 2003, 2002 and 2001, we recorded a license fee expense of $1.1 million, $1.2 million and $1.8 million, respectively.

      In connection with our privatization, we are required to provide 181 MHz C-band and 181 MHz Ku-band capacity to the Mexican government for national security and certain public purposes at no charge. After the Solidaridad 1 failure the capacity provided to the government is 130 MHz C-band and 105 MHz Ku-band. We also operate one L-band transponder on the Solidaridad 2 satellite which is owned by the Mexican government. Under the property concession granted by the Mexican government to us, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located. The value of the property was originally determined in the Property Concession and it has suffered annual increments consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to our current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública), which is an entity of the Mexican government, or an entity of such ministry. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any works performed on the property after such delivery.

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

      In 1999, Firmamento formed three wholly owned subsidiaries; Satmex Corporativo, S. de R.L. de C.V., Satmex Administración, S. de R.L. de C.V. and Satmex Servicios Técnicos, S. de R.L. de C.V. In June 1999, we transferred our management personnel to Satmex Corporativo and our administrative personnel to Satmex Administración. In November 1999, we transferred our union personnel to Satmex Servicios Técnicos. None of these three corporations have any material assets. We pay these companies their costs plus a fee of up to 5% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2003, 2002 and 2001 this fee was ($138,000), $524,000 and $794,000, respectively.

      Service revenue from related parties, primarily the Mexican government, amounted to $9.6 million, $10.2 million and $14.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. We lease transponder capacity to Loral affiliates. Service revenue in 2003 and 2002 was $2.7 million and $2.6 million, respectively.

      Loral Skynet billed us $1.0 million and $4.2 million for providing capacity on Loral Skynet satellites in 2003 and 2002, respectively. Loral Skynet billed us $395,000 and $547,000 for sales commissions in 2003 and 2002, respectively.

      We provide satellite capacity to Loral and certain of its affiliates under various service contracts. On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York. Loral currently owes us $2.3 million for services rendered under these contracts, of which $1.3 million was due pre-petition. In 2003, we applied $0.9 million of provision for uncollectible accounts toward the pre-filing amount, leaving a balance of $1.4 million. No assurance can be made that we will be able to collect these amounts. We continue to provide satellite capacity to Loral under these contracts.

      We have contracted with SS/L to build Satmex 6, the replacement satellite for Solidaridad 1. As a result of schedule delays, we and SS/L agreed that Satmex 6 would be delivered in 2003. Under the original contract, we earned certain liquidated damages as a result of the delay. We concluded the negotiation with Loral and SS/L of an amendment to the contract, which, among other things, waives the liquidated damages in exchange for a like amount of other benefits that include additional work required on the satellite, a reduction in future orbital incentive payments due to SS/L and certain other financial benefits to us.

      In 2000, Principia and Loral founded Enlaces Integra S. de R.L. de C.V., with 51% and 49% ownership, respectively. Enlaces Integra is a telecommunications service integrator that provides tailor made solutions of high speed data communications to private and public networks, value-added service providers and audio/video service providers. In January 2000, Enlaces Integra was granted a concession to install, operate and exploit a public telecommunications network. Enlaces Integra’s value-added license allows it to develop Broadband Internet access and a wide range of multimedia services. On August 10, 2001, Enlaces Integra was granted a concession to provide fixed satellite services in Mexico through satellite operators other than us.

      We have a close working relationship with Enlaces Integra and have an agreement to acquire its concession upon receipt of approval by the SCT.

      Enlaces Integra receives transponder capacity from us. In 2003 and 2002, service revenue to us was $223,000 and $421,000, respectively. Also, we agreed to loan Enlaces Integra up to $5 million of which $3.4 million was outstanding as of December 31, 2001. The loan to Enlaces Integra matures January 4, 2006 and accrues interest at a rate equal to our weighted average interest cost plus 1%. The maximum available borrowing is $5 million, including accrued interest. Further, Enlaces Integra uses services provided from affiliated companies to perform its activities. In June 2002, we purchased approximately $718,000 of equipment from Enlaces Integra and in July 2002, we purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces Integra. Enlaces Integra used the proceeds from the sale to repay its outstanding loan from us. We leased equipment back to Enlaces Integra for rental payments of $995,000 and $230,000 during 2003 and 2002, respectively. At December 31, 2003, there were no borrowings outstanding under the loan agreement.

Item 8.	Financial Information

      See “Item 18 — Financial Statements” for a list of all financial statements filed as part of this Form 20-F.

Item 9.	Markets

      Our capital stock is not publicly traded. Our 10.125% Series B Senior Notes are not listed on any securities exchange.

Item 10.	Additional Information

      Documents concerning us referred to in this 20-F may be inspected at our corporate offices at Blvd. Manuel Ávila Camacho 40, 23rd floor, Col. Lomas de Chapultepec, 11000, Mexico DF, Mexico.

Articles of Incorporation

      We hereby incorporate by reference the description of our Articles of Incorporation set forth in our Registration Statement on form F-4 dated November 9, 1998, File No. 333-08880.

Material Contracts

      See “Item 4 — Information on the Company”, “Item 5 — Operating and Financial Review and Prospects” and “Item 7 — Major Shareholders and Related Party Transactions” for a description of our material contracts.

Exchange Controls

      The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. In addition, while all of our customer contracts are dollar denominated, we require our Mexican customers who choose to pay us in pesos to deliver an amount of pesos equal to the current exchange rate for the purchase of dollars prevailing on the date of payment. If we were unable to exchange such pesos into dollars or were unable to obtain sufficient dollars, we would have difficulty meeting our U.S. dollar payment obligations. The effect of any such exchange control measures adopted by the Mexican government on the Mexican economy cannot be accurately predicted.

TAXATION

      The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the Fixed Rate Notes and the Floating Rate Notes. This summary is based on the tax laws in force as of January 1, 2003 and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the United States.

      A Convention for the Avoidance of Double Taxation and a Protocol thereto (the “Tax Treaty”) between the United States and Mexico entered into force on January 1, 1994 and has been amended by an additional protocol that entered into force on July, 2003. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of fixed rate notes are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

      Mexico has also entered into several treaties for the avoidance of double taxation with various countries which are in effect. The tax effects of such treaties, or of any other tax treaty to which Mexico may be a party in the future, are not discussed below.

Mexican Taxation

      This summary of certain Mexican tax considerations deals only with holders of Fixed Rate Notes that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment in Mexico (a “Foreign Holder”). For purposes of Mexican Taxation, tax residency is a highly technical definition which involves several factual situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should be made considering the particular situation of each person or legal entity.

Taxation of Interest and Principal

      Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the Fixed Rate Notes and Floating Rate Notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation which is in effect, (2) the notes are registered with the Special Section of the National Registry of Securities (Registro Nacional de Valores) (the “Registry”), and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%.

      A higher withholding rate (currently and during 2004 up to a maximum of 33%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.

      Payments of interest made by the Company with respect to the fixed rate notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund is duly incorporated pursuant to the laws of its country of origin, is exempt from income tax in such country and is registered with the Ministry of Finance for that purpose and the relevant interest income is exempt from taxes in such country.

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

Taxation of Dispositions

      The application of Mexican tax law provisions to capital gains realized on the disposition of Floating Rate Notes or Fixed Rate Notes by Foreign Holders is unclear. We expect that no Mexican tax will be imposed on transfers of notes between Foreign Holders effected outside of Mexico.

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

      Subject to the discussion below regarding backup withholding, a Non-U.S. Holder of fixed rate notes will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of fixed rate notes unless such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or in the case of gain realized by an individual Non-U.S. Holder, the

Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to market risk from changes in currency exchange rates and change in interest rates. We from time to time assess our exposure and monitor opportunities to manage these risks.

Exchange Rate Risk

      During 2002 and 2003, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 3.9% and 4.4%, respectively. Our major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses. Approximately half of our costs and expenses are peso denominated, an amount that represents 28% of our revenue. If the Mexican peso were to increase in value against the US dollar by 5%, we estimate that our expenses would increase by approximately $1 million. If the Mexican peso were to increase in value against the US dollar by 10%, we estimate that our expenses would increases by approximately $1.9 million.

Interest Rate Risk

      The estimated fair value of our financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

      The fair value of the Floating Rate Notes (with a nominal and recorded amount of $203.6 million), based on best estimates at December 31, 2003, was approximately $173.1 million. At December 31, 2003, the fair value of the Company’s Fixed Rate Notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $131.2 million.

      Our Floating Rate Notes accrue interest based on a floating interest rate, which is currently determined as London Interbank Offer Rate (“Libor”) plus 450 basis points and the amount outstanding is $203.4 million. An increase in Libor of 1% would increase our financial cost by $2.0 million. An increase in Libor of 2% would increase our financial cost by $4.1 million.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

The Floating Rate Notes

      On June 30, 2004, the Floating Rate Notes came due and we did not make the required principal payment of $203.4 million, thereby causing an immediate event of default on the Floating Rate Notes. As a result of the failure to pay the principal amount when due, the entire principal amount of the Floating Rate Notes is currently due on the Floating Rates Notes ($203.4 million as of June 30, 2004). In addition to the payment event of default, there are other events of defaults under the indenture governing the Floating Rate Notes, including, but not limited to, those relating to insurance and financial covenants, and various cross defaults resulting from defaults under the Fixed Rate Notes indenture and the Menoscabo.

The Fixed Rate Notes

      On August 1, 2003 and February 1, 2004, we did not make our $16.2 million interest payments on the Fixed Rates Notes for a total of $32.4 million, thereby causing a payment default on the Fixed Rate Notes. The grace period for those payments expired 30 days after the defaulted payments at which time the payment defaults became events of default giving the holders of 25% of the outstanding principal amount of the Fixed Rate Notes the right to accelerate the outstanding $320.0 principal amount of the Fixed Rate Notes. As of June 30, 2004, the total amount that is accrued and unpaid on the Fixed Rate Notes is $45.9 million. As of the date of this annual report, we have not received notice of the acceleration of the principal repayment of the Fixed Rate Notes. In addition to the payment events of default, there are other defaults under the indenture governing the Fixed Rate Notes, including, but not limited to, a cross default resulting from the payment default under the Floating Rates Notes indenture.

Item 14.	Material Modifications to the Rights of Security Holders

      Not applicable.

Item 15.	Controls and Procedures

      Our CEO and chief financial officer (“CFO”) have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2003. These controls and procedures were designed to ensure that material information relating to us is communicated to the CEO and CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

Item 16.	Audit Committee Financial Expert

Item 16 A)	Disclosure of Audit Committee Financial Expert

      We do not have an audit committee or an audit committee financial expert.

Item 16 B)	Code of Ethics

      We have in place a code of ethics that applies to all officers and senior management. Our code of ethics was not amended during 2003 and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to our CEO, CFO or Chief Accounting Officer in 2003. An English translation of our code of ethics has been posted on our website at www.Satmex.com and a copy of our Code of Ethics will be sent upon request.

Item 16 C)	Principle Accountant Fees and Services

      The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, our independent auditor, in connection with professional services rendered to us in 2003 and 2002 were as follows:

	2003	2002

	(Amounts in
	thousands)
Audit fees	$417	$369
Audit related fees	13	3
Tax fees	122	130
All other fees	—	—

Total fees	$552	$502

      Audit fees: Audit-related fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, in connection with the audit of the annual financial statements and statutory and regulatory audits

      Audit-related fees: Audit-related fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, for financial accounting and reporting consultations.

      Tax fees: Tax fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, for services for tax compliance, and tax advice.

      Our Board of Directors, in the absence of an audit committee, must pre-approve any services provided by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, prior to any engagement that is not specifically included in the scope of the audit. In 2003, none of the fees paid to Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, were approved pursuant to a de minimus exemption.

PART III

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED FIRM

To the Stockholders and Board of Directors of

Satélites Mexicanos, S.A. de C.V.
Mexico City, Mexico

      We have audited the accompanying balance sheets of Satélites Mexicanos, S.A. de C.V. (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S.A. de C.V. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has defaulted on its fixed rate and floating rate notes. The Company has experienced continued recurring losses and current liabilities substantially exceed current assets. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
A Member Firm of Deloitte Touche Tohmatsu

C.P.C. Alfredo Robles

July 8, 2004

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

BALANCE SHEETS

As of December 31, 2003 and 2002

	2003	2002

	(Amounts in thousands of
	U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$11,234	$24,324
Restricted and segregated cash		6,817
Accounts receivable, net	3,477	3,913
Prepaid insurance	3,275	4,716
Due from related parties, net	2,685	1,466
Deferred income taxes		1,385

Total current assets	20,671	42,621
Due from related parties long term	2,900	2,900
Satellites and equipment, net	255,775	289,637
Construction in process — Satmex 6	251,171	214,903
Concessions, net	437,711	450,616
Deferred financing costs, net	1,929	3,759
Other assets	3,524	323

Total assets	$973,681	$1,004,759

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$523,550	$1,000
Accounts payable	480	329
Accrued expenses	6,338	4,684
Interest payable	30,396	14,196
Due to related parties	3,205	2,231
Deferred revenue — customers		60
Deferred revenue — Mexican government	2,200	2,200

Total current liabilities	566,169	24,700
Accrued expenses, non current		3,276
Due to related parties	1,141
Deferred revenue — Mexican government	72,335	74,535
Deferred income taxes	44,553	10,194
Long-term debt		523,374

Total liabilities	684,198	636,079

Commitments and contingencies
Stockholders’ equity:
Common stock (10,000,000 shares authorized, issued and outstanding)	386,561	385,054
Preferred stock (606,730 shares authorized, issued and outstanding)	31,886	31,886
Accumulated deficit	(128,964)	(48,260)

Total stockholders’ equity	289,483	368,680

Total liabilities and stockholders’ equity	$973,681	$1,004,759

See notes to financial statements.

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(Amounts in thousands of U.S. dollars)
Service revenue	$78,823	$85,011	$128,044

Operating expenses:
Satellite operations	13,086	17,059	19,768
Selling and administrative expenses	23,812	20,824	22,638
License and management fees	1,126	1,148	3,291
Depreciation expense and amortization of concessions	48,405	47,429	47,252

	86,429	86,460	92,949

Operating (loss) income	(7,606)	(1,449)	35,095
Gain on in-orbit failure of Solidaridad 1	3,317	8,379	7,264
Interest income	304	2,001	9,269
Interest expense and amortization of deferred financing costs	(39,732)	(37,789)	(55,917)
Net foreign exchange gain	264	93	28

Loss before deferred income tax	(43,453)	(28,765)	(4,261)
Deferred income tax expense (benefit)	35,744	(8,837)	(1,149)

Net loss	(79,197)	(19,928)	(3,112)
Preferred stock dividend requirement	(1,507)	(1,507)	(1,507)

Net loss applicable to common stockholders	$(80,704)	$(21,435)	$(4,619)

See notes to financial statements.

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

	Common Stock		Preferred Stock
					Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total

	(Monetary amounts in thousands of U.S. dollars)
Balance January 1, 2001	10,000,000	$382,040	606,730	$31,886	$(22,206)	$391,720
Net loss					(3,112)	(3,112)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2001	10,000,000	383,547	606,730	31,886	(26,825)	388,608
Net loss					(19,928)	(19,928)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2002	10,000,000	385,054	606,730	31,886	(48,260)	368,680
Net loss					(79,197)	(79,197)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2003	10,000,000	$386,561	606,730	$31,886	$(128,964)	$289,483

See notes to financial statements.

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(Amounts in thousands of U.S. dollars)
Operating activities
Net loss	$(79,197)	$(19,928)	$(3,112)
Adjustments to reconcile net (loss) income to operating cash flow:
Depreciation expense and amortization of concessions	48,405	47,429	47,252
Amortization of deferred financing costs	2,238	2,315	2,302
Gain on in-orbit failure of Solidaridad 1	(3,317)	(5,277)	(7,264)
Deferred revenue — customers	(60)	21	(3,918)
Deferred revenue — Mexican Government	(2,200)	(2,200)	(2,200)
Deferred income taxes	35,744	(8,837)	(1,149)
Interest income from restricted and segregated cash	(5)	(1,360)	(7,440)
Use of restricted and segregated cash for interest payments	177	15,400
Changes in assets and liabilities:
Accounts receivable	436	(2,836)	5,434
Prepaid insurance	1,441	5,870	3,323
Accounts payable and accrued expenses	1,846	(9,937)	(2,669)
Interest payable	16,200		9,062
Due from/ to related parties	896	265	(10,233)
Deferred financing costs and other assets	(3,609)	(135)	(133)

Cash flow provided by operating activities	18,995	20,790	29,255

Investing activities
Use of restricted and segregated cash — satellite construction	6,645	108,013	83,806
Construction in progress — Satmex 6	(36,268)	(119,811)	(91,920)
Acquisition of equipment	(1,638)	(3,436)	(3,822)

Cash flow used in investing activities	(31,261)	(15,234)	(11,936)

Financing activities
Use of restricted and segregated cash — debt payments		26,626	500
Borrowing (repayments) under revolving credit facility		13,000	(15,000)
Repayment of revolving credit facility		(13,000)
Repayment of Floating Rate Notes	(824)	(31,626)	(1,000)

Cash flow used in financing activities	(824)	(5,000)	(15,500)

(Decrease) increase in cash and cash equivalents	(13,090)	556	1,819
Cash and cash equivalents — beginning of year	24,324	23,768	21,949

Cash and cash equivalents — end of year	$11,234	$24,324	$23,768

Supplemental disclosure
Capitalized interest	$18,572	$14,243	$3,465
Interest paid	$30,325	$49,309	$57,147

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

      Satélites Mexicanos, S.A. de C.V. (The “Company” or “Satmex”) is the leading provider of fixed satellite services in Mexico and has expanded its services to become a leading provider of fixed satellite services throughout Latin America. Satmex provides transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. It also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. Satmex is also marketing the use of satellite transmission capacity for new applications, such as Internet access via satellite.

      Satmex provides broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 40 nations and territories in Latin America and the Caribbean. Its broadcasting customers include Grupo Televisa, Television Azteca and PCTV and its telecommunications services customers include Telmex, Pemex and Elektra. The Company’s data and Internet customers include Hughes Network Systems.

      Satélites Mexicanos, S.A. de C.V. (“The Company or Satmex”) currently owns and operates two satellites, Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0 degrees W.L. and 116.8 degrees W.L., respectively, and has plans to launch its third satellite, Satmex 6. In total, Satmex has 96 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental United States, Mexico, the Caribbean and all of Latin America, other than certain regions in Brazil.

      On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries, “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”) and its wholly owned subsidiary, Servicios Corporativos, S.A. de C.V. (“Servicios”) acquired 75% of Satmex’s issued and outstanding stock from the government of Mexico for approximately $647 million. Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. The remaining 25% of the Company’s capital stock was retained at that time by the Mexican government.

      On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2003, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

      On July 15, 2003, Loral and certain of its subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. This filing did not include Satmex, Servicios or Firmamento, and those entities may not file such a petition without the approval of at least one director nominated by each of Principia and Loral. Although the Company does not believe that Loral intends to sell or dispose of its direct or indirect interests in it, the possibility exists that as part of its reorganization Loral may do so.

      Although Satmex is unable at this time to predict what effects, if any, Loral’s Chapter 11 cases will have on it, these cases may have a material impact on the Company’s business. In addition, as with any bankruptcy filing, federal bankruptcy law may restrict the Company’s ability to enforce the terms of its agreements with such entities in accordance with their terms.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

     Recent Developments

Defaults on Indebtedness

      On June 30, 2004, Satmex’s outstanding senior secured floating rate notes due June 2004 (the “Floating Rate Notes”) came due and the Company did not make the required principal payment of $203.5 million. Satmex has continued to pay interest on the Floating Rate Notes monthly. Also, the Company did not make the August 1, 2003 and February 1, 2004, interest payments on its 10.125% senior notes due November 2004 (the “Fixed Rate Notes”). The amount of each interest payment due was $16.2 million for a total of $32.4 million. Satmex did not make the interest payments on the Fixed Rate Notes due to cash shortfalls from operating activities. Certain other covenant defaults have occurred under both indentures.

      On September 30, 2003, Satmex’s parent company, Servicios defaulted, as a result of its failure to maintain a minimum coverage ratio, on its $125.1 million debt obligation to the Mexican government, which was incurred in connection with the acquisition of Satmex and which accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004 (“the Menoscabo”). If Servicios were to default in the payment of the Menoscabo, the Mexican government has the right to initiate foreclosure proceedings under its collateral which would lead to the transfer of the holdings of Loral and Principia in Firmamento to a third party purchaser. The Mexican government may participate as an interested purchaser of said holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of Satmex. If the Mexican government gains control of Satmex, there can be no assurance that it would assume any of the Company’s debt, including the Fixed Rate Notes and Floating Rate Notes. Also, in that scenario, Satmex would becontrolled and managed by the Mexican government.

      The occurrence of the events of default under the Fixed Rate Notes gives the holders of those notes the right to accelerate the principal repayment obligations on those notes. As of July 8, 2004, Satmex has not received notice of the acceleration of principal repayment as provided for in the indentures for the Fixed Rate Notes.

     The Company’s Credit Rating

      On September 5, 2003, Moody’s Investors Services lowered its ratings of the Company’s senior unsecured indebtedness from “Ca” to “C,” as a result of the payment default on the Fixed Rate Notes. “Ca” is the second lowest rating category out of 21 and describes obligations that Moody’s believes are, to a high degree, speculative and that are often in default or have other marked shortcomings. “C” is the lowest rating category and describes obligations that are typically in default, with little prospect for recovery of principal or interest.

      On August 6, 2003, Standard & Poor’s lowered the Company’s long term foreign issuer credit rating from “CCC+” to “D,” as a result of the payment default on the Fixed Rate Notes. A “CCC+” rating describes an obligation that Standard & Poor’s believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, Standard & Poor’s believes that a “CCC” rated obligor is not likely to have the capacity to meet its financial commitment on the obligation. A “D” rating is assigned when Standard & Poor’s believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. As a consequence of having a “D” rating, for a period longer than six months, Standard & Poor’s will no longer rate the Company.

      As a result of these defaults and negative credit ratings, the Company cannot rely on sources of short-term financing, which could otherwise allow the Company to finance its operations. The secondary trading prices of the Floating Rate Notes and Fixed Rate Notes may be materially and adversely affected by downgrading and potential loss of Standard & Poor’s rating. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of the Company’s existing customers.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      The defaults and the possibility of acceleration of the Company’s debt and the lack of access to additional financing raise substantial doubt about Satmex’s ability to continue as a going concern unless it is able to restructure its debt and finance the launch of its new Satmex 6 satellite. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Debt Restructuring

      Given these recent developments, Satmex has been actively exploring with financial advisors the restructuring of these debt obligations. This restructuring may be part of a court supervised restructuring that would be commenced by the Company.

      Satmex has been negotiating with an ad hoc committee of the holders of the Fixed Rate Notes regarding a possible restructuring of the Fixed Rate Notes, but has not, as of July 8, 2004, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding the restructuring of the Fixed Rate Notes. On May 4, 2004, the ad hoc committee informed the Company that certain of its members held more than 51% of the outstanding principal amount of the Fixed Rate Notes.

      Satmex is also negotiating to restructure the Floating Rate Notes with an ad hoc committee of holders of the Floating Rate Notes. As of July 8, 2004, the Company has not reached any agreement with the ad hoc committee or any other holder of Floating Rate Notes regarding the restructuring of the Floating Rate Notes. On April 28, 2004, the ad hoc committee informed the Company that its members held more than 62% of the outstanding principal amount of the Floating Rate Notes.

      In October 2003, Satmex 6 was completed, and it is currently in Kourou, French Guiana awaiting launch. In order to launch Satmex 6, Satmex must complete payment of the launch insurance premium and a final payment under the launch services agreement.

      As part of its restructuring, Satmex is working with its financial advisors to arrange financing for the remaining amounts necessary to launch Satmex 6. In order to arrange this financing, Satmex may commence a court supervised restructuring. The launch of Satmex 6 is critical to the Company’s ability to increase cash flows and improve its financial position.

      If Satmex is not successful in efforts to negotiate the terms of a consensual restructuring of the Fixed Rate Notes and the Floating Rate Notes the Company may commence a voluntary bankruptcy proceedings in the U.S. under Chapter 11 of the U.S. Bankruptcy Code or a voluntary or involuntary reorganization proceeding in Mexico, Concurso Mercantil.

     Loss Solidaridad 1

      In August 2000, Satmex’s Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex used the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex contracted Space Systems/ Loral, Inc. (“SS/ L”), a wholly owned subsidiary of Loral, to build Satmex 6, designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation

      The Company’s financial statements are presented in U.S. dollars and have been prepared using accounting principles generally accepted in the United States of America.

     Reclassifications

      Certain amounts in the financial statements as of and for the year ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2003.

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

      Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2003	2002	2001

Current exchange rate at December 31	Ps. 11.24	Ps. 10.31	Ps. 9.14
Weighted average exchange rate	10.79	9.66	9.34

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

     Use of Estimates

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes the estimates and assumptions used in the preparation of these financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

     Cash and Cash Equivalents

      The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

     Restricted and Segregated Cash

      In accordance with the Company’s debt agreements, the insurance proceeds from the failure of Solidaridad 1 were restricted to use for debt service on the Company’s Floating Rate Notes and revolving credit facility and for payments toward the construction and launch of Satmex 6. Upon receipt of the net insurance proceeds of $235.3 million, Satmex allocated $50.0 million of the proceeds for debt service and the remainder of the proceeds towards the construction and launch of Satmex 6. At December 31, 2003, Satmex had used all of the restricted and segregated cash received.

     Satellites and Equipment

      Satellites and equipment are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

      The estimated useful lives of the Company’s fixed assets as of December 31, 2003, were:

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

      Gains or losses from unsuccessful launches and in-orbit failures of the Company’s satellites, net of insurance proceeds, are recorded in the period a loss occurs.

     Construction in Progress

      Costs incurred in connection with the construction and successful deployment of the Company’s satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. Capitalized interest related to the construction of Satmex 6 was $18.6 million, $14.2 million and $3.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. The estimated useful life of the satellites was determined by engineering analyses performed at the satellite’s in-service date. Satellite lives are reevaluated periodically.

      Except for the Company’s in-orbit satellites, all the Company’s long-lived assets are located in Mexico.

     Concessions

      The Mexican government granted Satmex the rights to three 20-year concession titles (the “Concessions”), to operate in three orbital slots. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost. The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. The Concessions are being amortized over 40 years. Amortization expense totals $12.9 million annually.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

     Deferred Financing Costs

      Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 2003, 2002 and 2001 was $2.2 million, $2.3 million and $2.3 million, respectively.

     Valuation of Long-Lived Assets

      The carrying values of the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Assets are determined to be impaired when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures impairment as the difference between the carrying value and the fair value of the asset.

     Labor Obligations

      The Company does not have employees and uses external services from its Related Service Companies. In accordance with Mexican Labor Law, under certain circumstances the Company retains the obligation to provide seniority premium benefits to employees provided by related service companies (Satmex Corporativo, S. de R.L. de C.V., Satmex Administración, S. de R.L. de C.V., Satmex Servicios Técnicos, S.de R.L. de C.V. and Vita Brevis, S.C.) (collectively, “Related Service Companies”). These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees provided by affiliated service companies terminated involuntarily prior to the vesting of their seniority premium benefit.

      Costs associated with these benefits are provided for based on computations provided by such affiliated service companies.

      Mandated severance benefits to such employees terminated under certain circumstances consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without justification. These benefits are recognized when determined to be payable.

     Deferred Income Tax

      The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not likely to be realized.

     Revenue Recognition

      Satmex provides satellite capacity under service lease agreements for periods ranging from one year to ten years. Such services are recognized as revenues on a monthly basis as provided. Some service agreements provide for cash advances from customers with reduced rents. Such cash advances are recognized as revenue on a straight-line method over the total term.

      In the case of end-of-life leases, in which Satmex collects the total rent in advance and provides no insurance or warranty on the related transponders, Satmex recognizes the total revenue and related cost as sales-type leases.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

      The fair value of the Company’s Floating Rate Notes (with a nominal and recorded amount of $203.6 million), based on best estimates at December 31, 2003, was approximately $173.1 million. At December 31, 2003, the fair value of the Company’s Fixed Rate Notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $131.2 million.

     Derivative Instruments

      The Company records all derivatives including bifurcated embedded derivatives, on the balance sheet at fair value, regardless of the purpose or intent for holding them. The accounting for changes in fair value of the derivatives varies, depending if the derivative is considered to be a hedge for accounting purposes, and whether that hedged instrument is a fair value, or a cash flow hedge.

      The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various derivative transactions. It is the Company’s policy is to not enter into derivative financial instruments for speculative purposes.

      Derivatives that are considered to be hedges from an accounting perspective are recognized in the balance sheet at fair value with changes in fair value either: (1) offset by changes in fair value of the hedged assets, liabilities or firm commitments through earnings as a component of the corresponding asset or liability if the derivative is designated as a fair value hedge, or (2) recognized in other comprehensive income until the hedged item is recognized in earnings if the derivative is designated as a cash flow hedge. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge. The Company has not entered to any derivative contracts for the years ended December 31, 2003 and 2002.

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

      A large portion of revenues are derived from a small number of customers. Approximately 32 of Satmex’s customers account for approximately 80% of the current revenue base, and Satmex’s top 10 customers represented approximately 54% of revenues during 2003. The Company’s largest customer is Hughes Network

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Systems, a wholly owned subsidiary of The DirecTV Group, previously Hughes Electronics Corporation. Revenue from Hughes Network Systems represented 23%, 15% and 10%, of service revenue for the years ended December 31, 2003, 2002 and 2001, respectively. Satmex expects that Hughes Network Systems will continue to expand its capacity requirements and represent a greater portion of service revenue in 2004.

      Revenue from Innova, S. de R.L. de C.V. (“Innova”), an affiliate of Grupo Televisa, represented 19% of service revenue for the years ended December 31 2001.

      Approximately 42%, 49% and 55% of the Company’s service revenue for the years ended December 31, 2003, 2002 and 2001, respectively, was generated from customers in Mexico.

     Recent Accounting Pronouncements

      On January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addressed the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on the Company’s financial position, results of operations or cash flows.

      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, whereby gains and losses from extinguishments of debt are no longer classified as extraordinary items within the income statement unless considered unusual and infrequent. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No. 145 related to the rescission of SFAS No. 4 was applied by the Company beginning January 1, 2003. The provisions of SFAS No. 145 related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by this standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 replaces EITF Issue No. 94-3. The adoption of SFAS 146 on January 1, 2003 did not have a material effect on Satmex’s financial position, results of operations or cash flows.

      In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures had no impact on Satmex’s financial position or result of operations. The adoption of the recognition and initial measurement requirements of this interpretation on January 1, 2003 did not have a material effect on Satmex’s financial position, results of operations or cash flows.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity and therefore the adoption of the standard did not have any effect on Satmex’s financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.

      The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after or modified after June 30, 2003. All provisions of this statement, except as stated below, should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have any material effect on its financial position, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, were effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on its financial position, results of operations or cash flows.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

3.	Accounts Receivable

	December 31,

	2003	2002

	(In thousands)
Customers	$3,123	$4,656
Prepaid expenses	1,275	144
Value added tax recoverable	652	526
Other	286	326
Allowance for uncollectible accounts	(1,859)	(1,739)

	$3,477	$3,913

4.	Satellites and Equipment

	December 31,

	2003	2002

	(In thousands)
Satellites	$409,119	$409,119
Equipment	31,399	30,677
Furniture and Fixtures	7,384	6,664
Leasehold improvements	4,467	4,371
Construction in process — other	336	455

	452,705	451,286
Accumulated depreciation	(196,930)	(161,649)

	$255,775	$289,637

      Depreciation expense was $35.5 million, $34.5 million and $34.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

5.	Balances and Transactions with Related Parties

	December 31,

	2003	2002

	(In thousands)
Amounts receivable, net:
Loral	$2,342	$
Mexican government agencies	1,959		1,887
Enlaces S. de R.L. de C.V. (Enlaces)	267
Related Service Companies	51		9
Allowance for uncollectible accounts	(1,934)		(430)

	$2,685		$1,466

Amounts receivable long-term
Enlaces (advance payment for concession acquisition)	$2,900		$2,900

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	December 31,

	2003	2002

	(In thousands)
Amounts payable:
Loral	$1,925		$314
Related Service Companies	1,280		1,881
Enlaces			36

	$3,205		$2,231

Amounts payable long-term:
Loral	$1,141	$

      Transactions with related parties, not otherwise disclosed, are as follows:

	December 31,

	2003	2002	2001

	(In thousands)
Revenues
From Mexican government agencies services	$5,648	$6,708	$8,323
From Loral services	2,737	2,600	4,744
From Enlaces services and lease of equipment	1,218	651	350
From Enlaces sales telecommunication equipment			1,134
From Enlaces interest income		204	120
Expenses
Related Service Companies (Administrative labor)	$15,464	$16,881	$17,925
Purchase equipment to Enlaces		2,388
Intellectual fee to Loral	1,141	1,213	1,840
Replacement capacity to Loral	989	4,196	7,255
Rent control center to Mexican government	407	321	317
Sales commissions to Skynet	395	547	574
Guaranty fees to Servicios and Firmamento	63	102
Management fee to Loral and Principia			2,324
Construction in progress
Construction Satmex 6 to Loral	$12,170	$22,080	$84,000

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.	Long-Term Debt(i)

	December 31,

	2003		2002

	(In thousands)
Floating Rate Notes (5.62% and 5.88% at December 31, 2003 and 2002 respectively)		$203,550	$204,374
Fixed Rate Notes		320,000	320,000

Total debt		523,550	524,374
Less current maturities		523,550	1,000

	$		$523,374

(i)	The long term debt is currently in default; see “Note 1 — The Company, Recent Developments”

The Fixed Rate Notes

      On February 2, 1998, Satmex issued the Fixed Rate Notes in an aggregate principal amount of $320 million, all of which was outstanding on December 31, 2003. The interest rate on the Fixed Rate Notes is 10.125%. Satmex is required to make interest payments on the Fixed Rate Notes semi-annually in cash in arrears on February 1 and August 1 until maturity. The Fixed Rate Notes mature on November 1, 2004 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of the existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of the future subordinated indebtedness.

      The Fixed Rate Notes indenture contains certain covenants that impose certain limitations and restrictions on the ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of the assets and make investments in unrestricted subsidiaries. The events of default under the Fixed Rate Notes indenture includes various events of default customary for similar issues of notes, including the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization.

      Satmex did not make the August 1, 2003 and February 1, 2004, interest payments on the Fixed Rate Notes. The amount of each interest payment due was $16.2 million for a total of $32.4 million. Satmex did not make the interest payments due to cash shortfalls from operating activities. Certain other covenant defaults have occurred under this indenture. The occurrence of the events of default under the Fixed Rate Notes gives the holders of those notes the right to accelerate principal repayment obligations on those notes.

The Floating Rate Notes

      On March 2, 1998, Satmex issued $325 million of senior secured Floating Rate Notes due June 30, 2004. The Floating Rate Notes rank senior in right of payment to all of subordinated debt and pari passu in right of payment to all senior indebtedness, including the Fixed Rate Notes. They are secured by a lien on substantially all of the Company’s assets. The Floating Rate Notes bear interest at rates based either on LIBOR or the base rate specified in the Fixed Rate Notes indenture, at the Company’s option, and are redeemable at the Company’s option. In addition, the Floating Rate Notes are guaranteed by Firmamento and Servicios.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      In addition to containing similar covenants as the Fixed Rate Notes, the Floating Rate Notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on spending for capital expenditures.

      Satmex is required to make quarterly redemption payments on the Floating Rate Notes of $250,000 through March 31, 2004, plus additional prepayments from excess cash flow, as defined in the Floating Rate Note indenture, with the balance due on June 30, 2004.

      On June 30, 2004, the Company’s outstanding senior secured Floating Rate Notes due June 2004 (the “Floating Rate Notes”) came due and Satmex did not make the required principal payment of $203.4 million. Certain other covenant defaults have occurred under this indenture. The occurrence of the events of default under the Floating Rate Notes gives the holders of those notes the right to accelerate the principal repayment obligations on those notes.

      See Note 1 for additional information related to Defaults on Indebtedness

7.	Stockholders’ Equity

      At December 31, 2003 and 2002 the Company’s issued and outstanding capital stock was comprised of a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares, respectively in both years.

      On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2003, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%. Loral and Principia own 65% and 35% of Firmamento, respectively.

      At December 31, 2003 and 2002, the issued and outstanding capital stock of the Company consisted of the following:

	December 31,

Series	2003	2002

A Common stock	2,601,000	2,601,000
B Common stock	2,499,000	2,499,000
N Common stock	4,900,000	4,900,000
C Preferred stock	606,730	606,730

	10,606,730	10,606,730

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003 and 2002 the capital stock and the notional value is as follows:

	2003		2002

	Shares	Amount	Shares	Amount

		(In thousands)		(In thousands)
Common stock:
Fixed portion	5,000	$6	5,000	$6
Variable portion	9,995,000	386,555	9,995,000	385,048

	10,000,000	$386,561	10,000,000	$385,054

Preferred stock:
Fixed portion	606,730	$31,886	606,730	$31,886

      Stockholders’ equity except restated paid-in capital and tax retained earnings will be subject to a dividend tax, payable by the Company, in the event of distribution. As of December 31, 2002, the dividend tax rate was 35% and beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid on such distribution may be credited against future income tax payable by the Company in the year in which the dividend tax is paid and in the following two years.

      Series A shares have full voting rights and can only be acquired by Mexican individuals, Mexican corporations or irrevocable trusts. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series B shares have full voting rights and may be acquired by Mexican or foreign investors. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series N shares contain restricted voting and limited corporate rights and may represent more than 49% of the total capital of the Company. These shares may be acquired by Mexican and foreign investors and currently represent variable capital.

8.	Income Taxes and Tax on Assets

      The income tax (benefit) expense for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

	(In thousands)
Deferred	$35,744	$(8,837)	$(1,149)

Net income tax expense (benefit)	$35,744	$(8,837)	$(1,149)

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      The components of the net deferred income tax asset and (liability) are as follows:

	December 31,

	2003	2002

	(In thousands)
Tax loss carryforwards	$106,377	$89,006
Deferred revenue	17,212	19,232
Other, net	2,568	1,381
Satellites and equipment	(47,390)	(51,696)
Gain on in-orbit failure of Solidaridad l		1,139
Concessions	(36,526)	(39,773)
Prepaid insurance	(1,749)	(1,523)
Deferred financing costs	(467)	(967)

Subtotal	40,025	16,799
Valuation allowance	(84,578)	(25,608)

Net deferred tax liability	$(44,553)	$(8,809)

      The net deferred income tax liability is classified as follows:

	2003		2002

	(In thousands)
Current deferred income tax assets	$		$1,385

Long-term deferred income tax liabilities		$44,553	$10,194

      At December 31, 2003 the Company had tax loss carryforwards of approximately $332 million which expire from 2008 to 2013. Due to the uncertainties regarding the Company’s ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $84.6 million at December 31, 2003 against the deferred tax assets.

Expiration Date:
(In thousands)
2008	$87,788
2010	122,378
2012	56,245
2013	66,016

$332,427

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      The provision for income taxes, for the years ended December 31, 2003, 2002 and 2001 differs from the amount computed by applying the Mexican income tax rate because of the effect of the following items:

	2003	2002	2001

	(In thousands)
Tax benefit at Mexican statutory income tax rate (34%) in 2003 and (35%) in 2002 and 2001	$(14,774)	$(10,068)	$(1,491)
Inflation component and effect of remeasurement	(8,981)	(11,895)	1,386
Non deductible expenses	529	79	75
Change in valuation allowance	58,970	14,887	(1,119)
Effect of change in statutory tax rates		(1,840)

Net income tax expense (benefit)	$35,744	$(8,837)	$(1,149)

      On January 1, 2002, the Mexican government enacted a new income tax law that reduces the statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The effect of this change on the deferred tax assets and liabilities was recognized in 2002.

      The Mexican asset tax law provides for a minimum tax of 1.8% on average assets, as defined in the law, less certain liabilities, which is payable to the extent it exceeds amounts due for income taxes. During 2000, the Company received a favorable ruling from the Mexican Supreme Court of Justice allowing the deduction for foreign liabilities, including but not limited to, financial liabilities, when computing the taxable base for the asset tax. This ruling will have a favorable effect to reduce the Company’s asset tax in the future. Any asset taxes paid may be used to offset future income taxes payable in the following ten years if certain conditions are met. For the years ended December 31, 2003 and 2002 the Company had no asset tax liability because Satmex has credits available against the asset tax of approximately $35 million which expired on December 31, 2003.

9.	Commitments and Contingencies

      On January 1, 2002, the Mexican government amended existing tax legislation to impose a tax on all satellite service providers transmitting into Mexico. The fee is based on megahertz used in the C- and Ku-bands. The amended law provides that fees paid to the Mexican government to acquire concession rights can be offset against this tax liability. Satmex believes that it has sufficient credits available under the amended law to significantly offset this fee in both the current and in future years.

      Further, the Mexican government amended the tax law, on January 1, 2002, to broaden the scope of telecommunications services subject to a 10% tax. In 2003, Satmex presented its opinion that its services do not fall within the scope of this tax to the Mexican government and the Satmex interpretation was fully confirmed by the Mexican tax authorities in 2003. This 10% tax was eliminated in 2004.

      Satmex 5 was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, Satmex currently estimates that the back-up chemical propulsion system of Satmex 5 would provide up to 3.9 years of station-keeping capability to maintain its position in orbit.

      During standard station-keeping procedures to maintain the satellite’s position in orbit on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

operate satisfactorily. Satmex engineers and the manufacturer, Boeing Satellite Systems, working together, returned the primary XIPS to an acceptable level of operation.

      In connection with the events surrounding Satmex 5’s XIPS, the Company sent insurers notices of occurrence on November 24, 2003, December 3, 2003 and December 10, 2003. These notices are conditions to the filing of any formal proof of loss under the terms of the expired Satmex 5 insurance policy. On June 7, 2004, the 180 day claim period to file a proof of loss expired and, based on a review of technical and operational considerations regarding Satmex 5 and the terms of in-orbit insurance coverage for the satellite, Satmex concluded that the conditions necessary to establish a partial claim did not exist.

      In February 2004, Satmex and the satellite manufacturer agreed on returning to use the secondary XIPS as the operating propulsion system and it is performing outside of its operating margins. The primary XIPS remains available as a back-up system. The Company cannot make any assurance that the secondary XIPS will continue to perform its station-keeping operations or if the primary XIPS will work as a back-up. If both of these systems were to fail, The Company would lose operation of Satmex 5 within 3.9 years and Satmex’s business would be materially and adversely harmed.

      The original insurance policy covering Satmex 5 expired on December 5, 2003. Satmex renewed the in-orbit insurance for the Satmex 5 satellite and such insurance provided coverage for $100 million. The new policy excludes coverage for the XIPS and any related systems. Because XIPS on other satellites have also experienced anomalies, this exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. Except as otherwise provided above, the new policy is effective as of December 5, 2003 for a one-year period and is based on prevailing market terms and conditions.

      In November 2003 Satmex renewed the in-orbit insurance for Solidaridad 2 for a one-year period on substantially similar terms to the previous one-year policy. The current policy for Solidaridad 2 does not insure against an in-orbit failure due to the loss of the satellite’s control processors, the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Further, the current policy requires that 90% of the satellite’s capacity must be impaired before a total loss can be declared.

      Any uninsured loss of Satmex 5 or Solidaridad 2 would have a material adverse effect on Satmex’s results of operations and financial condition.

      As of December 31, 2003, Satmex had a contingent obligation in the amount of $4.5 million representing three surety bonds issued as a condition to maintain compliance with the orbital concessions. Satmex pledged and deposited $2.7 million as collateral to these surety bonds. The collateral will be returned to the Company upon the completion of the financial restructuring.

      The Company leases office space under a noncancelable operating lease expiring in May 2005. The monthly rent, including maintenance, is approximately $106,000. Rent expense under this lease was $1.3 million, $1.4 million and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Minimum payments for the future will amount to $1.3 million and $530,000 in 2004 and 2005, respectively.

      Management is not aware of any pending litigation against the Company. Liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican government.

SATELITES MEXICANOS, S.A. DE C.V.
(Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      Future minimum revenue due from customers under non-cancelable operating contracts for transponder capacity on satellites in-orbit as of December 31, 2003, are as follows (in thousands):

2004	$68,528
2005	57,423
2006	33,870
2007	26,005
2008	16,679
Thereafter	50,030

$252,535

10.	Revenue by Customer Location

      The following table presents revenue by country based on customer location for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(In thousands)
Mexico	$33,449	$41,630	$69,826
United States	40,740	37,619	50,992
Other	4,634	5,762	7,226

Total	$78,823	$85,011	$128,044

      The company does not present segment disclosure as it only operates in one segment.

SATELITES MEXICANOS, S.A. DE C.V.

(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2003, 2002 AND 2001

	Balance at	Additional
	Beginning of	Charged to				Balance at End
	year	Expenses	Deductions			of Year

	(Amounts in thousands of U.S. dollars)
Allowance for doubtful accounts
Year ended December 31, 2003	$1,739	$300		$180	(1)	$1,859
Year ended December 31, 2002	$2,046	$254		$561	(1)	$1,739
Year ended December 31, 2001	$1,708	$1,450		$1,112	(1)	$2,046
Allowance for due from related parties accounts
Year ended December 31, 2003	$430	$1,504	$			$1,934
Year ended December 31, 2002	$	$430	$			$430
Valuation allowance deferred income taxes
Year ended December 31, 2003	$25,608	$58,970	$			$84,578
Year ended December 31, 2002	$10,721	$14,887	$			$25,608
Year ended December 31, 2001	$11,840	$		$1,119	(2)	$10,721

(1) Write-offs of uncollectible accounts.

(2)	Amortization of net operating losses.

* * * * * *

Item 19.	Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V.†
1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation).†
2.1	Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee.†
2.2	Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.†
2.3	First Supplemental Indenture, dated as of June 30, 1998, Supplemental to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.†
2.4	Second Supplemental Indenture, dated as of February 16, 2000, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.††
2.5	Supplemental Indenture, dated as of November 25, 2002, to Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee.†††
2.6	Third Supplemental Indenture, dated as of March 18, 2003, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors and Citibank, N.A., as trustee.†††
4.1	Satellite Concession 116.8 degrees W.L.†
4.2	Satellite Concession 116.8 degrees W.L. (English Translation)†
4.3	Satellite Concession 113.0 degrees W.L.†
4.4	Satellite Concession 113.0 degrees W.L. (English Translation)†
4.5	Satellite Concession 109.2 degrees W.L.†
4.6	Satellite Concession 109.2 degrees W.L. (English Translation)†
4.7	Property Concession†
4.8	Property Concession (English Translation)†
4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.†
12.1	Secion 302 Certification of Lauro González Moreno, Chief Executive Officer.*
12.2	Section 302 Certification of Cynthia Pelini, Chief Financial Officer.*
13.1	Section 906 Certification of Lauro González Moreno, Chief Executive Officer.*
13.3	Section 906 Certification of Cynthia Pelini, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Annual Report on Form 20-F for the year ended December 31, 1999.

†††	Incorporated by reference from the registrant’s Annual Report on Form 20-F for the year ended December 31, 2002.

*	Filed herewith.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

By:	/s/ CYNTHIA PELINI

Cynthia Pelini
Chief Financial Officer

Date: July 15, 2004