Form 20-F
period 2004-12-31
SATELITES MEXICANOS SA DE CV
filed 2005-06-30
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V,

Blvd. M. Avila Camacho No. 40, 23rd floor
Col. Lomas de Chapultepec
11000 Mexico, D.F.
Mexico
(52) 55-5201-0800

Jurisdiction of incorporation: Mexico
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
10.125% Series B Senior Notes due 2004

The number of outstanding shares of capital stock as of December 31, 2004 was:
2,550 Class I Series A Shares
2,598,450 Class II Series A Shares
2,450 Class I Series B Shares
2,496,550 Class II Series B Shares
4,900,000 Class II Series N Shares
606,730 Class I Series C Shares

     The registrant has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months and has been subject to such filing requirements for the past 90 days.

     The registrant has elected to follow Financial Statement Item 18.

     All other items have been omitted because they are not applicable or are not required.

 i

PART I

Item 3. Key Information

SELECTED FINANCIAL DATA

     The following table presents selected financial information for Satélites Mexicanos, S.A. de C.V. (“we,” “us” or the “Company” or “Satmex”) for the five years in the period ended December 31, 2004. The information was derived from our audited financial statements. The audited financial statements were prepared in accordance with accounting principles generally accepted in the U.S. The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors”, “Operating and Financial Review and Prospects” and to our financial statements, and the related notes thereto, included elsewhere herein.

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(Amount in millions of U.S. dollars)
Statement of Operations Data:
Revenue(l)	$71.7	$78.8	$85.0	$128.0	$136.4
Operating income (loss)(1)	(5.4)	(7.6)	(1.4)	35.1	34.3
Income (loss) before income taxes and extraordinary loss(1)	(58.9)	(43.5)	(28.8)	(4.3)	(72.2)
Deferred income tax benefit (expense)(1)	(10.5)	(35.7)	8.8	(1.1)	(17.0)
Net income (loss)(1)	(69.4)	(79.2)	(19.9)	(3.1)	55.2
Net income (loss) applicable to common stockholders(1)	(70.9)	(80.7)	(21.4)	(4.6)	53.7
Other Data:
Depreciation and amortization	$48.1	$48.4	$47.4	$47.3	$56.7
Capital expenditures	1.4	37.9	123.2	95.7	6.7
Balance Sheet Data (at end of period):
Total assets	$951.0	$975.5	$1,004.8	$1,089.3	$1,123.6
Current maturities of long term debt	523.4	523.6	1.0	1.0	1.0
Long-term debt	—	—	523.4	542.4	571.0
Stockholders’ equity(1)	220.1	289.5	368.7	388.6	391.7

(1)	In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, unpaid insurance premiums of $12.5 million, on-going monitoring costs and the excess of the estimated cost over revenue for the then-committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. In 2003, Satmex canceled the balance of the reserve for monitoring costs of $3.3 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

EXCHANGE RATES

     The following table presents the period-end, average, low and high Noon Buying Rate for the purchase and sale of U.S. dollars, each expressed in Mexican pesos per dollar. The exchange rate translations presented should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated.

		Exchange Rate(1)
Year Ended December 31,		Period End	Average (2)	Low	High
2000		9.62	9.47	9.18	10.09
2001		9.14	9.34	8.95	9.97
2002		10.31	9.66	9.00	10.36
2003		11.24	10.79	10.11	11.40
2004		11.26	11.29	10.82	11.63
2005 —	January	11.30		11.15	11.40
	February	11.10		11.05	11.26
	March	11.29		10.98	11.32
	April	11.12		11.04	11.23
	May	10.90		10.90	11.12
	June			(3)	(3)

(1)	Source: Federal Reserve Bank and Banco de México.

(2)	Average of month-end rates.

(3)	The Noon Buying Rate for the purchase and sale of U.S. dollars, expressed in Mexican pesos per dollar, was 10.76 on June 29, 2005 .

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

Factors Relating to Satmex

We have filed a voluntary concurso mercantil in Mexico, and we cannot assure you of its outcome.

     On June 30, 2004, our outstanding senior secured floating rate notes due June 2004 (the “Floating Rate Notes”) came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our outstanding 10.125% senior notes due November 2004 (the “Fixed Rate Notes”) came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest on the Fixed Rate Notes or the interest due on maturity on the Fixed Rate Notes. The aggregate amount of interest payment due on the Fixed Rate Notes at maturity was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a voluntary petition for concurso mercantil in a District Court in Mexico City.

     A concurso mercantil is a Mexican reorganization proceeding and is based on the Ley de Concursos Mercantiles (the “LCM”) of Mexico, enacted in May 2000. A concurso mercantil is comprised of two separate and successive stages: conciliation and liquidation (quiebra). The objective of the conciliation stage is to preserve the business of the debtor through the negotiation and execution of an agreement between the debtor and its creditors. Such agreement, as confirmed by the court, would have the effect of ending the concurso mercantil. Absent protracted litigation, the conciliation stage may last up to 185 days from the date of the last publication of the court’s order. This initial 185-day term may be extended for up to two 90-day periods, subject to certain conditions including the approval of specific portions of the debtor’s indebtedness. If the debtor does not reach an agreement with its creditors within such period of time or, if prior to its expiration, the mediator (conciliador) determines that the debtor and its creditors are unwilling to reach an agreement or that such agreement is impossible, the conciliation stage is terminated and the debtor is put into liquidation (quiebra). The purpose of liquidation (quiebra) is to sell the business and/or assets of the debtor to pay its creditors with the proceeds realized from such sale. Both proceedings may take significantly more time and be significantly less predictable than a reorganization case under U.S. laws. It is unclear whether holders of the Fixed Rate Notes or the Floating Rate Notes would be subject to greater risks under the LCM than under the U.S. Bankruptcy Code.

     Once the District Court confirms our petition and issues an order declaring our concurso mercantil, all of our creditors, including the holders of our Fixed Rate Notes and Floating Rate Notes, would have to file a proof of claim in Spanish against our estate in such court. The court’s order will officially commence the conciliation stage and will have, among others, the effect of suspending any foreclosure or attachment proceedings against our assets, and an obligation to suspend our payment of any debt existing at that time, such as principal and interest to the holders of the Fixed Rate Notes and Floating Rate Notes. Since our debt obligations under the Fixed Rate Notes are unsecured, upon declaration of our concurso mercantil the principal amount of that debt will be converted into pesos at the exchange rate determined by Mexico’s central bank (Banco de México) prevailing on the date of declaration, and the resulting amount will be further converted into inflation indexed units (Unidades de Inversión, or “UDIs”) at the conversion rate prevailing at that time, and will cease to accrue interest. Principal on the Floating Rate Notes, as secured debt, will remain in dollars and will continue to bear interest at the ordinary rate of interest provided in the indenture.

     Being a regulated entity because of the orbital concessions granted to us by the Mexican government, under the LCM the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”) will have certain rights in our concurso mercantil, including the right to propose to the court the appointment, removal or substitution of the conciliador and to supervise his/her actions. The SCT would also have the right to propose to the court the appointment of a person to substitute those in charge of the management of our current business affairs if, in the SCT’s opinion, such removal is necessary to assure the continuity and safety of the services we provide. Finally, the SCT would have the right to disapprove any agreement between us and our creditors.

     As of June 30, 2005, the District Court of Mexico City has not confirmed our petition and declared the commencement of our concurso mercantil. Once the court issues an order declaring our concurso mercantil and we enter into the conciliation stage, we cannot assure that we will reach an agreement with our creditors within the statutory time period. Furthermore, we cannot predict the duration of the concurso mercantil proceeding nor its outcome. If the proceeding becomes adversarial and/or protracted, our ability to operate or manage our business, to retain employees, to renew contracts or create new client relationships, to continue to collect payments for our services or to obtain market-based funding or financing could be materially adversely affected. The holders of the Fixed Rate Notes may receive little or no meaningful recovery in the concurso mercantil proceeding if a restructuring of our debt is not approved within the conciliation period.

     Since the LCM has been recently enacted and its provisions have not been fully tested in court, we cannot predict whether the actual implementation of the structural and procedural rules described above will be consistent with our interpretation of the statute.

An involuntary Chapter 11 bankruptcy case has been filed against us in the U.S., the outcome of which we cannot predict.

     On May 25, 2005, certain holders our Fixed Rate Notes and the Floating Rate Notes (the “Petitioning Creditors”) filed an involuntary petition (the “Involuntary Petition”) commencing a Chapter 11 case under the Bankruptcy Code against us in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On June 14, 2005, the Bankruptcy Court approved a stipulation between us and the Petitioning Creditors extending our time to respond to the Involuntary Petition to allow the parties time to attempt to negotiate a consensual restructuring. Rather than consenting to the Involuntary Petition and the Bankruptcy Court’s entry of an order for relief, if a consensual restructuring cannot be negotiated that the parties agree will be implemented in a U.S. Chapter 11 case, we intend to seek dismissal of the Involuntary Petition on various grounds, including, but not limited to, lack of the Bankruptcy Court’s jurisdiction over us and the pendency of the voluntary Mexican concurso mercantil. Ultimately, however, we are unable to predict if the Bankruptcy Court will enter an order for relief making us a U.S. debtor in a Chapter 11 case or the outcome of the bankruptcy case. Furthermore, we are unable to predict the impact of the bankruptcy case on us or the concurso mercantil proceedings and vice versa. See “Item 8 — Legal Proceedings” for additional information.

If a financial reorganization is not consummated, we face a substantial risk of liquidation.

     Our financial statements have been prepared under the assumption that we will continue as a going concern. However, we believe, and our independent auditors have stated in their most recent report, that due to our liquidity crisis, among other factors, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not successful in consummating a financial restructuring in the conciliation stage of a concurso mercantil, we might lose the orbital concessions granted to us by the Mexican government or be otherwise unable to continue our operations and may be required to liquidate our entire operations. If we are required to liquidate our operations, the holders of our Fixed Rate Notes will likely incur a significant loss and the overall recovery on our Fixed Rate Notes will very likely be materially less than what creditors would receive if a financial restructuring in the conciliation stage of our concurso mercantil were consummated. See “Regulation — Ley de Concursos Mercantiles of Mexico” for additional information.

Holders of the Fixed Rate Notes may find it difficult to realize any meaningful recovery on our indebtedness and there may be significant adverse consequences for the Floating Rate Notes as well.

     Upon the Mexican court’s decision to declare the concurso mercantil, which is still pending as of the date of this annual report, our unsecured debt obligations will be converted into pesos at the exchange rate prevailing on the day our company is declared in concurso mercantil and from pesos into inflation indexed units (Unidades de Inversión), or UDIs, at the conversion rate prevailing at that time, and will cease to accrue interest. We cannot assure the holders of the Fixed Rate Notes that they will receive any meaningful recovery in our concurso mercantil proceeding if a restructuring of our debt is not approved within the conciliation stage. We cannot assure holders of the Fixed Rate Notes that they would be able to collect payment on the Fixed Rate Notes in dollars, or at all, if we became subject to a Mexican liquidation (quiebra). In addition, we cannot assure holders of the Floating Rate Notes that they would be able to collect all the payments owed on the Floating Rate Notes in dollars if we became subject to liquidation (quiebra).

     Furthermore, if reorganization proceedings are not successful in Mexico or the U.S. and we are forced to liquidate, since the holders of the Floating Rate Notes have the benefit of a mortgage of virtually all of our assets, the holders of our Fixed Rate Notes will likely receive little or no payments in satisfaction of their unsecured claims.

Servicios has defaulted in the payment of certain debt owed to the Mexican government and, as a result, the Mexican government has the right to gain control of us.

     On December 29, 2004, the debt obligation of our parent company, Servicios Corporativos Satelitales S.A. de C.V. (“Servicios”), to the Mexican government (the “Menoscabo”) of approximately $125.1 million plus accrued interest of approximately $63 million came due and Servicios did not make payment of such amounts. This debt obligation is secured by the equity of Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento” the parent company of Servicios) held by Loral Satmex Ltd. and Principia S.A. de C.V. As a result of the payment defaults under the Menoscabo, the Mexican government could initiate proceedings against Servicios, which may include foreclosure on the Firmamento equity and possibly transfer of that equity. We do not know what actions the Mexican government may take to exercise its remedies pursuant to the Menoscabo. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot assure you that it would assume any of our debt, including the Fixed Rate Notes or the Floating Rate Notes. Also, in that scenario, we would be controlled and managed by the Mexican government.

We may not be able to meet our revised planned schedule for launching or commencing operations of Satmex 6. Further extensive delays in the launch or commencement of operations of Satmex 6 could affect our ability to generate revenue in the short term.

     We originally planned to launch a new satellite, Satmex 6, in the first quarter of 2003. However, as a result of our current inability to pay remaining launch-related costs of up to $50 million, we do not expect to be able to launch Satmex 6 before early 2006. We may experience additional delays that may result in our further postponing the launch of Satmex 6. Satellite launches may be delayed for several reasons, including delays in the availability of launch vehicles or the periodic unavailability of optimum launch dates. In addition, if we are unable to reach agreement with our debt holders on our financial restructuring, the launch of Satmex 6 may be delayed further.

     As part of our restructuring, we are actively exploring with our financial advisors how to finance the remaining amounts required to launch Satmex 6. We do not expect to be able to obtain financing, unless we can obtain it in the concurso mercantil in connection with a successful restructuring of our indebtedness. We cannot assure you we will be able to obtain this financing. The launch of Satmex 6 is critical to our ability to increase cash flows and improve our financial position. Any further significant delay in the commencement of service of Satmex 6 would further delay the revenue anticipated to be generated by the satellite. It could also cause us to lose some customers that have indicated interest in Satmex 6.

     As part of a global settlement agreement with Loral dated June 14, 2005, Space Systems/Loral, Inc. (“SS/L”) has renewed its commitment to provide additional work on Satmex 6 that may be necessary for the preparation, insurance certification, launch and in-orbit testing of Satmex 6. Before this agreement is effective, we must provide a third party fairness opinion to SS/L, Loral Space and Communications Ltd., Loral SpaceCom, Loral Skynet and Loral Skynet Network Services (“LSNS”) (together, the “Loral Entities”) and the settlement must be approved by the bankruptcy court with jurisdiction over Loral’s bankruptcy. We cannot assure you that the court will approve the settlement. Furthermore, once our concurso mercantil is declared, we cannot assure you that the conciliador will accept or reject our performance under the settlement agreement or that the court, the conciliador or any of our creditors will not seek to declare such settlement agreement ineffective on various legal grounds. See “Item 7 — Major Shareholders — Loral Space & Communications Ltd.” for additional information.

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

     In December 2002, Arianespace, the French company that will be launching Satmex 6, experienced a failure of its Ariane 5 ECA rocket minutes after blast off. The rocket crashed into the Atlantic Ocean and its payload was irretrievably lost. In February 2005, the initial qualifying flight of the Ariane 5 ECA was successfully completed. Satmex continues to hold discussions with Arianespace regarding the launch of Satmex 6 on an Ariane 5

ECA launch vehicle. Satmex is also exploring the possibility of launching Satmex 6 on a Sea Launch launch vehicle under an existing sharing arrangement between Arianespace and Sea Launch. Whichever launch vehicle is selected, we cannot assure you that there will not be a failure of the launch vehicle upon the launch of Satmex 6. If a loss were to occur, our ability to increase our revenues and cash flows in the short to medium term would be materially adversely affected.

Even if our restructuring of the Floating Rate Notes and Fixed Rate Notes in the concurso mercantil is successful, our ability to obtain additional financing in the future may be limited.

     In the future, we may require additional financing in order to service our indebtedness, fund our operations and/or invest in the growth of our business. As a result of the negative perception associated with our payment defaults on the Fixed Rate Notes and the Floating Rate Notes, the filing of the Involuntary Petition and the filing of the concurso mercantil, we may not have access to financing on terms acceptable to us, if at all. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are beyond our control.

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

     At December 31, 2004, our Solidaridad 2 and Satmex 5 satellites had remaining estimated useful lives of 4.4 and 9 years, respectively. Solidaridad 2 was manufactured by Boeing Space Systems (formerly Hughes Space and Communications), and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

     Satmex 5 was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.7 years of station-keeping capability to maintain its position in orbit.

     During standard station-keeping procedures to maintain Satmex 5’s position in orbit, on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing Satellite Systems, working together, returned the primary XIPS to an acceptable level of operation.

     On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption on some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system; however, we cannot assure you that Satmex 5 or Solidaridad 2 will continue to operate satisfactorily and that there will not be a significant system failure that will result in a partial or total loss of either satellite.

     In February 2004, we returned to the secondary XIPS as the operating propulsion system on Satmex 5. During May 2005 the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operated using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuving testing of the secondary XIPS, but to date, substantially all maneuvering tests have failed. If both of these systems were to fail, we could lose operation of Satmex 5 within 3.7 years and our business would be materially and adversely harmed.

We may not be able to obtain acceptable insurance coverage for our satellites at commercially reasonable rates, if at all.

     While we have obtained in-orbit insurance for Solidaridad 2 and Satmex 5, a satellite failure may result in a decrease in our profits, which loss would not be insured. We cannot assure you that we will be able to renew our existing insurance at the end of their terms, or that if renewal is available, it would be on terms acceptable to us.

     The original insurance policy covering Satmex 5 expired on December 5, 2003. In December 2003 and again in December 2004, we renewed our in-orbit insurance for the Satmex 5 satellite and such insurance was bound for $75 million. Our new policy excludes coverage for the XIPS and any related systems as well as anomalies with the same telemetry signature as the anomaly that occurred on October 12, 2004 and the transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. Except as otherwise provided above, the new policy is effective as of December 5, 2004 for a one-year period and is based on prevailing market terms and conditions. Furthermore, the current policy requires that 75% of the satellite’s capacity must be impaired before a total loss can be declared.

     In November 2004 we again renewed the in-orbit insurance for Solidaridad 2 for a 372-day period on substantially similar terms to the previous one-year policy. The current policy for Solidaridad 2 is bound for $35 million and does not insure against an in-orbit failure due to the loss of the satellite’s control processors, the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Further, the current policy requires that 75% of the satellite’s capacity must be impaired before a total loss can be declared.

     Any uninsured loss of Satmex 5 or Solidaridad 2 would have a material adverse effect on our results of operations and financial condition.

A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.

     A large portion of our revenues are derived from a small number of customers. Thirty-eight of our customers account for approximately 80% of our current revenue base, and our top 10 customers represented approximately 57% of our revenues during 2004. Our largest customer is Hughes Network Systems, which, until recently, was a wholly owned subsidiary of The DIRECTV Group Inc. (“DIRECTV Group”). DIRECTV Group sold a half interest in Hughes Network Systems to SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P., in April 2005. Revenue from Hughes Network Systems represented 28%, 23% and 15% of our service revenue for the years ended December 31, 2004, 2003 and 2002, respectively. We expect that Hughes Network Systems will continue to expand its capacity requirements and represent a greater portion of our service revenue upon in-orbit service of Satmex 6. Revenue from the Mexican government represented 8%, 7% and 8% of service revenue for the years ended December 31, 2004, 2003 and 2002, respectively. Early in 2004, one of our top ten customers, Verestar, Inc. (“Verestar”) filed for relief under Chapter 11 of the U.S. Bankruptcy Code and rejected their satellite service contract with us and is therefore no longer using our service. Verestar represented approximately 8% of our 2003 revenue. Some of the companies that belong to Grupo Azteca have notified us of an early termination of their contracts. Grupo Azteca represented approximately 4% of our 2004 revenue. If other significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

Between 2000 and 2004, many of our customers in the telecommunications industry suffered financial difficulties, which resulted in significant cancellations and non-renewals of contracts with our customers. There may be future downturns in the telecommunications industry that result in similar terminations and non-renewals.

     As of December 31, 2004, customers representing approximately 64% of our revenues were in the telecommunications industry. The telecommunications industry has been suffering economically in recent years, and has generally seen a decrease in that industry’s ability to fund its own growth and development. As a result, during 2002, 2003 and 2004, we experienced significant contract terminations and were unable to renew contracts with a large number of our customers upon expiration. As of December 31, 2004, approximately 26% of our revenues were derived from customers in the telecommunications industry under contracts with a remaining term greater than 5 years. If these contracts are cancelled prior to their expiration, our revenues would decline and we would be adversely affected.

We operate in a highly competitive environment.

     The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat Corporation (“PanAmSat”), SES GLOBAL S.A. (“SES Global”), Grupo Televisa, S.A. (“Televisa”) and Enlaces Integra, S. de R.L. de C.V. (“Enlaces Integra”). PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, the Mexican government granted licenses to New Skies Satellites N.V. (“New Skies”) to provide satellite services in Mexico using three satellites. On July 21, 2004, Nahuelsat, S.A. (“Nahuelsat”) was granted a license to operate a Ku-band satellite. On August 17, 2004, Grupo Hispasat, S.A. (“Hispasat”) was granted a license to operate 3 Ku-band satellites. It is expected that Intelsat, Ltd. (“Intelsat”) will be granted a license to operate 17 satellites in Mexico on 2005. While we continue to be the leading provider of domestic fixed satellite services in

Mexico, our Mexican market share has been reduced by these new competitors. Future additional reduction in market share may have a corresponding adverse effect on our revenue. For the year ended December 31, 2004, approximately 46% of our revenues were from satellite services provided in Mexico.

     We also face competition from companies in our markets in the U.S. and Latin America. PanAmSat has a fleet of 25 satellites, including 14 that serve the Latin American market. Intelsat, a former international consortium, has 28 satellites, including 11 that cover Latin America. New Skies has a fleet of six satellites including three that serve Latin America. In November 2000, Telesat Canada (“Telesat”) successfully launched the Anik F1 satellite, which serves all of the Americas. In 2004 Anik F2 was successfully launched by Telesat and its coverage includes Canada, the U.S. and Mexico. It is expected that in the second half of 2005 Anik F1R will be launched. SES Global has a fleet of 39 satellites, of which 19 serve Latin America. We cannot assure you that we will be able to compete successfully with our competitors. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and further impact our ability to service our debt obligations.

     We also face competition from land-based telecommunications services. For example, in the past we have experienced a number of contract cancellations or nonrenewals by customers that switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications.

There are conflicting interests between us and our shareholders.

     One of our shareholders, Loral, owns and has interests in other companies that are in businesses similar to ours, which could give rise to a conflict of interest. In particular, Loral Skynet do Brasil owns a satellite, the footprints of which we expect to overlap with Satmex 6. If Skynet do Brasil does not collaborate with us, Skynet do Brasil might compete directly with us for customers.

Disagreements between Loral and Principia could result in deadlock.

     Because of the membership agreement existing between Loral and Principia, if they are unable to reach an agreement in certain matters, including the restructuring of our Fixed Rate Notes and Floating Rate Notes or the issuance of any new debt, which is currently necessary to launch Satmex 6, it could lead to a deadlock, which would hurt us. To resolve this deadlock, Loral or Principia may seek to sell its interests or, alternatively, buy the interests of the other. This could in turn result in a change of control. Additionally, certain of our debt holders would be entitled to require us to buy back their debt, including in some cases at a purchase price equal to 101% of the principal amount.

You probably will not be able to effect service of process in the U.S. upon our officers or our Mexican directors.

     We are a Mexican company and most of our directors and all of our officers reside in Mexico, and nearly all of our assets are located outside the U.S. As a result, it is highly likely that you will not be able to effect service of process on our Mexican directors or our officers in the U.S., and you will probably need to effect service of process on them in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or our officers outside of Mexico. The ability to enforce liabilities based solely on U.S. federal securities laws against such persons is questionable in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts.

Factors Relating to Regulatory Environment

Our business is regulated, causing uncertainty and additional costs.

     Our business is regulated by the Mexican government. The services we provide outside of Mexico and in other countries in Latin America and the U.S. subject us to regulations in those countries. For example, we need to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we need, and so increase our cost of doing business. For example, the orbital concessions granted to us by the Mexican government require that we reserve approximately 7% of our satellite capacity for use by the Mexican government free of charge. Moreover, our concessions are subject to government regulations, which may make modifications to or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service and pricing requirements on us, which would hurt our results of operations and financial condition.

     The regulatory process also requires that we negotiate with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere with each other. Because we cannot guarantee the results of negotiations with third parties, “frequency coordination” is an additional source of uncertainty. Relocation of our satellite Solidaridad 2 may be necessary to maximize the benefits of this new coordination agreement. In the future, there can be no assurance that negotiations of new coordination agreements between the governments of Mexico and other governments and the affected satellite operators will be successful. The inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the U.S. and could adversely affect our business.

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

     The Orbital Concessions will terminate if:

•	the term of any such Orbital Concession expires;

•	we resign our rights under any such Orbital Concession;

•	the Mexican government through the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), expropriates any of the Orbital Concessions;

•	we are liquidated or become subject to liquidation (quiebra); or

•	the SCT revokes any of the Orbital Concessions.

     The Communications Law provides that the SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:

•	failure by us to exercise our rights under any of the Orbital Concessions for a period greater than 180 days from the date the Orbital Concessions were granted;

•	unjustified interruption of the services that may be provided under the Orbital Concessions;

•	our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	failure by us to satisfy the terms or conditions set forth in the Orbital Concessions;

•	unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality; and

•	assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of the Communications Law.

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

     The SCT may also temporarily seize the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a temporary seizure (“Requisa”), except in the case of a temporary seizure due to war. In respect of Requisa, the basis for any compensation to a concessionaire is specified by decree by the Mexican government and is subject to judicial review in the event of dispute. (See “Item 4 — Concession Termination” for additional detail).

     As of June 30, 2005, the District Court of Mexico City has not confirmed our petition nor declared the commencement of our concurso mercantil. Once the court issues an order declaring the commencement of our concurso mercantil and we enter into the conciliation stage, we cannot assure you that we will reach an agreement with our creditors within the statutory time period or that, prior to the expiration of such time period, the conciliador will not determine that we or our creditors are unwilling to reach an agreement or that such agreement is impossible, in which case the conciliation stage would terminate and we would be put into liquidation (quiebra). If we are put into liquidation (quiebra), it is unclear whether our Orbital Concessions will remain in effect due to the nature of the concurso mercantil or if they will be terminated immediately by operation of law. However, we do not believe that our Orbital Concessions will terminate during the conciliation stage of the concurso mercantil or as a result of our concurso mercantil filing

We are subject to different corporate disclosure requirements than U.S. companies.

     Investors may not be able to obtain as much publicly available information about foreign issuers of securities traded in the U.S. as is regularly published by or about U.S. issuers of publicly traded securities. Therefore, potential investors may not be able to as easily ascertain the risks of our company as they would if we were a U.S. company.

Factors Relating to Mexico

Downturns in the Mexican economy adversely affect us.

     For the year ended December 31, 2004, approximately 46% of our service revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, such as those experienced beginning in December 1994 or economic developments in or affecting Mexico, could generally hurt the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses. In the year 2004, the Mexican gross domestic product grew at a rate of 4.4%.

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

     In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos, an obligation in a currency other than Mexican currency, payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under our Fixed Rate Notes and our Floating Rate Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting the pesos to U.S. dollars.

     Upon the Mexican court’s decision to declare the concurso mercantil, which is still pending as of the date of this annual report, our unsecured debt obligations will be converted into pesos at the exchange rate prevailing on the day our company is declared in concurso mercantil and from pesos into inflation indexed units (Unidades de Inversión), or UDIs, at the conversion rate prevailing at that time, and will cease to accrue interest.

Item 4. Information on the Company

General Description

     Our current legal and commercial name is Satélites Mexicanos, S.A. de C.V. We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable. Our principal executive offices are located at Blvd. Manuel Ávila Camacho No. 40, 23rd floor, Colonia Lomas de Chapultepec, 11000, México, DF, México. Our telephone number is (52) 55-5201-0800. Our authorized representative in the U.S. is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, U.S., telephone number (302) 738-6680 and fax number (302) 738-7210.

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

     On November 17, 1997, Loral and Principia, through Firmamento and Servicios, a wholly-owned subsidiary of Firmamento, acquired 75% of our issued and outstanding stock from the government of Mexico for an amount in pesos equivalent to approximately $647 million. The remaining 25% of our capital stock was retained at that time by the Mexican government. Loral owns 65% of Firmamento’s economic interests and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. As of December 31, 2004, Servicios holds 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

     When we were privatized, the Mexican government granted us four concessions. Three orbital concessions which allow us to operate our satellites in Mexico’s orbital positions 109.2° W.L., 113.0° W.L. and 116.8° W.L. (the “Orbital Concessions”). The fourth concession allows us to base our ground station equipment within the telecommunications facility that belongs to the Mexican government (the “Property Concession”). Among the assets we acquired from the Mexican government upon our privatization were two satellites in commercial operation, Solidaridad 1 and Solidaridad 2, which were launched in 1993 and 1994, respectively, and Morelos II, which had been launched in 1985 and was not available for commercial use. At that time, a new satellite, later named Satmex 5, was in construction. Satmex 5, which was launched in December 1998, had higher power levels and a broader footprint than Solidaridad 1 or Solidaridad 2. Using Satmex 5, we were able to offer satellite service in most of the Americas, excluding the eastern portion of Brazil.

     On June 30, 2004, our Floating Rate Notes came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our Fixed Rate Notes came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest payments on the Fixed Rate Notes or the interest due on maturity of the Fixed Rate Notes. The aggregate amount of interest payment due was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a voluntary concurso mercantil in the District Court in Mexico City. As of June 30, 2005, the District Court of Mexico City has not confirmed our petition and declared the commencement of our concurso mercantil.

     On May 25, 2005, the Petitioning Creditors of our Fixed Rate Notes and the Floating Rate Notes filed a petition commencing an involuntary Chapter 11 bankruptcy case against us in the U.S. Bankruptcy Court of the Southern District of New York seeking a financial reorganization. On June 14, 2005, the Bankruptcy Court approved a stipulation between us and the Petitioning Creditors extending our time to respond to the Involuntary Petition, which may be extended further to allow the parties time to attempt to negotiate a consensual restructuring. Rather than consenting to the Involuntary Petition and the Bankruptcy Court’s entry of an order for relief, if a consensual restructuring cannot be negotiated that the parties agree will be implemented in a U.S. Chapter 11 case, we intend to seek dismissal of the Involuntary Petition on various grounds, including, but not limited to, lack of the Bankruptcy Court’s jurisdiction over us and the pendency of the voluntary Mexican concurso mercantil.

     In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and we received a net insurance payment of $235.3 million, which was used to service debt and to invest in the manufacture, launch and insurance of a new satellite, Satmex 6. Satmex 6 is designed to provide broader coverage and higher power levels than any satellite in our fleet.

     We currently own and operate two satellites, Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0º W.L. and 116.8º W.L., respectively, and expect to launch a third satellite, Satmex 6, not before early 2006. In total, we have 96 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental U.S., the Caribbean and all of Latin America, other than certain regions in Brazil.

     In October 2003, the Satmex 6 satellite was completed and delivered to its launch site in Kourou, French Guiana. It is currently being maintained in protective storage at the launch site. In order to launch the Satmex 6 satellite, we must make the payment of the launch insurance premium and other launch related payments estimated to be up to $50 million.

     We believe we are currently the leading provider of fixed satellite services in Mexico and following the launch of Satmex 6 intend to expand our services to become one of the leading providers of fixed satellite services throughout Latin America. We provide transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. We also provide satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. We are also marketing the use of satellite transmission capacity for new applications, such as Internet via satellite.

     We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the U.S., Canada and 43 other nations and territories in Latin America. Our broadcasting customers include Televisa and Productora y Comercializadora de Televisión, S.A. de C.V. (“PCTV”) and our telecommunications services customers include Teléfonos de México, S.A. de C.V. (“Telmex”) and Petróleos Mexicanos (“Pemex”). Our data and Internet customers include Hughes Network Systems (“HNS”).

Our Satellites

     We own and operate two geostationary communications satellites, Solidaridad 2 and Satmex 5. Satmex 6, the high-powered replacement of Solidaridad 1, is not expected to be launched before early 2006.

     Our currently operating satellites have a total capacity of 3,456 MHz (96 36MHz transponder equivalents), consisting of 1,728 MHz of C-band (48 36MHz transponder equivalents) and 1,728 MHz of Ku-band (48 36MHz transponder equivalents) capacity. Upon the replacement of Solidaridad 1 with Satmex 6, the Satmex system is expected to have total capacity of 5,616 MHz (156 36MHz transponder equivalents), consisting of 3,024MHz of C-band (84 36MHz transponder equivalents) and 2,592 MHz of Ku-band capacity (72 36MHz transponder equivalents).

     The footprints of our satellites are designed to encompass the region extending from Argentina to the northern U.S.

Satmex 5

     Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital position. Satmex 5, a BS 601 HP, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of December 31, 2004, the satellite had an estimated operational life of 9 years and is currently operating in a satisfactory condition.

     Satmex 5 has approximately ten times the power (as measured in total watts) of the satellite it replaced and has a footprint extending from substantially all of the 48 contiguous U.S. to Argentina. Major Latin American countries that are covered by the Satmex 5 footprint include Mexico, Argentina, Venezuela, Chile and Colombia. Major U.S. cities include Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco and Washington, D.C.

     Satmex 5 was launched with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.7 years of station-keeping capability to maintain its position in orbit.

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

     In February 2004, we returned to the secondary XIPS as the operating propulsion system on Satmex 5. During May 2005 the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operating using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuving testing of the secondary XIPS, but to date, substantially all maneuvering tests have failed. If both of these systems were to fail, we could lose operation of Satmex 5 within 3.7 years and our business would be materially and adversely harmed.

     On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption on some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system.

Solidaridad 2

     Solidaridad 2 was launched on October 7, 1994 and occupies the 113.0° W.L. orbital position. As of December 31, 2004, the satellite had an estimated operational life of 4.4 years and is currently operating in a satisfactory condition. A BS 601 model, the satellite has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents) and 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents). Upon the successful placement in orbit of Satmex 6, we expect to migrate Solidaridad 2 to another orbital position.

     Major Latin American countries covered by the Solidaridad 2 footprint include Mexico, Argentina, Venezuela, Chile, Colombia, Guatemala, Belize and Cuba. Major U.S. cities covered include Los Angeles, San Antonio, Houston, Dallas and San Francisco. In addition, major U.S. cities that can be covered by Solidaridad 2 spot beams include Miami and New York.

Satmex 6

     Satmex 6, the replacement satellite of Solidaridad 1, was manufactured by SS/L and is not expected to be launched before early 2006 into 113.0º W.L. Satmex 6, an FS 1300 X model, has a total of 60 36MHz transponders, 36 in C-band and 24 in Ku-band. Upon initiating operations, Satmex 6’s operating life is expected to be 15 years.

     Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It will be roughly 300% more powerful than Solidaridad 1 and roughly 50% more powerful than Satmex 5. It will have hemispherical coverage in both C- and Ku-bands. From Canada to Argentina, Satmex 6 will cover all the 48 contiguous U.S. states and Hawaii, the Caribbean, all of Latin America and most of Brazil.

     In October 2003, the Satmex 6 satellite was completed and delivered to the Arianespace launch facilities in Kourou, French Guiana. It is currently being maintained in protective storage at the launch site. Due to the protracted storage period, additional testing on the satellite will be required. We continue to hold discussions with Arianespace regarding the launch of Satmex 6 on an Ariane 5 ECA launch vehicle. Satmex is also exploring the possibility of launching Satmex 6 on a Sea Launch launch vehicle under an existing sharing arrangement between Arianespace and Sea Launch. In order to launch the Satmex 6 satellite, we must make the payment of the launch insurance premium and other launch related payments estimated to be up to $50 million.

     Our 113º W.L. orbital slot concession was modified to permit the operation of Satmex 6 and, on August 24, 2004, the ITU published the corresponding technical and operating perameters.

Capital Investments

     Substantially all of our capital expenditures are denominated in U.S. dollars. During 2004, Satmex invested $1.4 million in systems and other infrastructure; however, Satmex received $5.0 million in the form of a return of a deposit on an insurance policy related to Satmex 6. Capital expenditures were $37.9 million for 2003 and $123.2 million for 2002. Expenditures in 2003 and 2002 for the construction of Satmex 6 were $36.3 million and $119.8 million, of which $6.6 million and $108.0 million were funded through the use of restricted and segregated cash, in 2003 and 2002, respectively. In addition, we paid $2.0 million during 2004 related to storage and maintenance requirements while Satmex 6 awaits launch. We expect capital expenditures for 2005 to be up to $50 million assuming a first quarter 2006 launch of Satmex 6. Following the launch of Satmex 6, we expect a sharp drop in capital expenditures. We have not made any significant capital expenditures in 2005, although we expect to spend up to $1.0 million in connection with modifying and moving of office space.

Canadian Coordination

     In May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S. and South and Central America without interference. In September of 2003, we and the government of Mexico favorably concluded a new revision of the coordination agreement with the government of Canada to include the radio frequency characteristics of Satmex 6. In February 2005, the U.S., acting through the Federal Communications Commission, approved the trilateral agreement, which is subject to notification by the International Telecommunication Union (the “ITU”), in order to effect the exchange of orbital positions. As part of these coordination discussions, the governments of Mexico and Canada also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the U.S. and South and Central America.

Other Coordination Agreements

     In March 2005, we successfully concluded coordination agreements with SES-Americom and Echostar.

Landing Rights

     We have secured landing rights to provide a variety of satellite-based communications services in 46 countries in the Western Hemisphere, including the U.S., Mexico and Canada. We are in the process of updating our landing rights agreements to include Satmex 6. In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada.

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

     In order to control and operate Satmex 6, we have installed new state-of-the-art technology hardware and software in both control centers. As of December 31, 2004, that investment was approximately $3.8 million dollars.

     We own the equipment within the control centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use the land and buildings. Under the terms of the concessions, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located. The value of the property was originally determined in the Property Concession and the amount has been increased annually consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to our current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública), which is an entity of the Mexican government, or an entity of such ministry. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any improvements to the property after such delivery. For the years ended December 31, 2004, 2003, and 2002, the rent expense under this agreement was $382,000, $407,000 and $321,000, respectively.

Properties

     We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which the satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease that expired in May 2005 and has been renewed for three months more. The monthly rent, including maintenance, is approximately $106,000. Rent and maintenance expense under this lease was $1.0 million, $1.3 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. We will be moving to new corporate offices in 2005 and estimate the annual rent at $240,000, with an initial capital investment of up to $1.0 million. We believe our facilities are adequate for our present needs.

Insurance

     Upon launch of Satmex 5 in 1998, we purchased a five-year policy providing for $250 million of insurance for Satmex 5. This insurance policy expired on December 5, 2003. In December 2004, we again renewed our in-orbit insurance for the Satmex 5 satellite for $75 million in coverage for a one-year term. The new policy excludes coverage for the XIPS and any related systems, as well as anomalies featuring the same telemetry signature as the anomaly that occurred in October, 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. The insurance coverage on Satmex 5 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums. Except as otherwise provided above, the new policy is effective as of December 5, 2004 for a one-year period and is based on prevailing market terms and conditions. An uninsured loss of Satmex 5 would have a material adverse effect on our financial condition and results of operations.

     We currently have insurance for Solidaridad 2 under terms reflecting current market conditions. In November 2004 we again renewed the in-orbit insurance for Solidaridad 2 for a 372-day period on substantially similar terms to the previous one-year policy. The total insurance coverage for Solidaridad 2 is bound for $35 million until December 5, 2005. The current policy for Solidaridad 2 does not insure against an in-orbit failure due to the loss of the satellite’s spacecraft control processors (“SCP”), the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Currently, the primary SCP on Solidaridad 2 is operating normally, and we expect that the secondary SCP would allow for uninterrupted service from the satellite in the event of a primary SCP failure. However, a failure of the primary and secondary SCPs would result in a complete and uninsured loss of Solidaridad 2. The insurance coverage on Solidaridad 2 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums.

     Furthermore, the insurance policies on Satmex 5 and Solidaridad 2 include customary exclusions such as:

•	military or similar actions;

•	anti-satellite devices;

•	governmental actions;

•	nuclear reaction or radiation contamination;

•	willful or intentional acts of us or our contractors;

•	loss of income, indirect and consequential damages; and

•	third-party claims against us.

     Prior to launch, we intend to insure Satmex 6 against failure during launch and up to its first year in orbit.

     The control centers are covered by insurance policies against risk to the buildings and their contents, including the antennae and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering Solidaridad 2 and Satmex 5.

Business Strategy

     The primary focus of management has been to launch Satmex 6 and complete our financial restructuring. We are actively exploring with our financial advisors alternative means of financing the remaining amount required to launch our new satellite, Satmex 6, which is critical to increasing our cash flows and improving our financial position. The sources of financing in support of the launch of Satmex 6 may require that it be provided to us as part of the concurso mercantil commenced by us.

     On June 29, 2005, we filed a concurso mercantil; however, the Mexican court has not yet placed us in concurso mercantil. It is the goal of our management to successfully resolve the concurso mercantil in its conciliation stage and restructure the Fixed Rate Notes and Floating Rate Notes as quickly as possible while maintaining our customer relationships and maximizing the outcome for all of our stakeholders.

     We have been negotiating with the Petitioning Creditors regarding a possible restructuring of the Fixed Rate Notes and the Floating Rate Notes, but have not, as of the date of this annual report, reached any agreement with them regarding the restructuring of our obligations. As of May 25, 2005, the Petitioning Creditors held more than 66?% of the outstanding principal amount of each of the Fixed Rate Notes and the Floating Rate Notes.

     On May 25, 2005, the Petitioning Creditors filed a petition commencing an involuntary Chapter 11 bankruptcy case against us in the U.S. Bankruptcy Court of the Southern District of New York seeking a financial reorganization. On June 14, 2005, the Bankruptcy Court approved a stipulation between us and the Petitioning Creditors extending our time to respond to the Involuntary Petition, which may be extended further to allow the parties time to attempt to negotiate a consensual restructuring. Rather than consenting to the Involuntary Petition and the Bankruptcy Court’s entry of an order for relief, if a consensual restructuring cannot be negotiated that the parties agree will be implemented in a U.S. Chapter 11 case, we intend to seek dismissal of the Involuntary Petition on various grounds, including, but not limited to, lack of the Bankruptcy Court’s jurisdiction over us and the pendency of the voluntary Mexican concurso mercantil. We are hopeful that we and all of the stakeholders can reach agreement on the terms of a consensual restructuring that can be implemented in the near term.

     During the conciliation stage of our concurso mercantil, while we complete the restructuring of our debt, we intend to operate normally. We do not expect any disruption of our customers’ business. We have increased the frequency of communication with our customers in order to assure them of our commitment to the quality of our services.

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

     Satmex 6 is a key element of our growth strategy as it is designed to provide satellite services across the Americas. Its footprint will allow us to improve our presence in North America as well as in key segments of Latin America. The design of Satmex 6 creates an opportunity for our customers to expand their businesses by providing high performance levels in markets where telecommunications infrastructure is limited. Most of Latin America qualifies as a target market because fiber optic cables only reach major cities and the coastlines. We expect that both Satmex 5 and Satmex 6 can generate incremental growth from these markets.

     Our contracts are long term, which creates a base to ensure revenues for the coming years. We continue to seek long term contracts and have recently extended the contracts of our most important customers in Mexico, at attractive rates, despite intense competition. As a result of our long term contracts and the continuing need for satellite service, our business is not seasonal.

     One contract, worth approximately 1.5% of our total yearly billing, can be terminated if, after filing our concurso mercantil, we experience an interruption of our services. We do not anticipate any interruption of our services upon the filing or during the conciliation stage of our concurso mercantil.

     In order to provide full regional services, we have expanded our landing rights throughout the Americas. Landing rights are licenses that allow us to operate in a country. We currently have landing rights to operate in 46 countries in the Western Hemisphere. We expect that the current liberalization of regulations in certain countries and islands of the region will allow us to expand our landing rights and negotiate more favorable terms for the existing ones. (See “Regulation” for more information on our concessions and landing rights).

Strengthen Our Position in Sectors That Benefit from Fixed Satellite Services Advantages

     As part of our strategy, we are strengthening our competitive position in areas where satellite service is the best solution to serve our customer needs. These are typically video distribution, broadband applications and other point to multi-point services. We do not expect to grow in voice transmission services, where terrestrial infrastructure has an economic advantage, except for rural telephony, which is only available via satellite in areas where terrestrial infrastructure is not available.

     Broadband satellite networks are especially attractive in regions where terrestrial infrastructure is inadequate or non-existent. These markets include developing countries as well as rural and underserved areas of developed countries. Our fleet is designed to provide these services throughout the Americas.

     Applications of broadband service involve point to multipoint solutions such as Internet direct-to-home, corporate very small aperture terminal (“VSAT”) networks, and solutions for government objectives, among others. To increase our participation in the broadband market, we are exploring strategic alliances, joint ventures and revenue sharing initiatives with technology providers, teleports and resellers in order to offer turn-key solutions to our customers.

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

     It is the goal of our management to successfully resolve the concurso mercantil in its conciliation stage and restructure the Fixed Rate Notes and Floating Rate Notes as quickly as possible while maintaining our customer relationships and maximizing the outcome for all of our stakeholders.

Services

     The satellite capacity we provide is not differentiated by the use to which it is dedicated. The price of our satellite transmission capacity is the same regardless of the service it provides and our customers often use our satellite capacity for various telecommunications services. We present below several of the uses of our satellite transmission capacity.

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

     Beginning in March 2003, we have secured exclusive distribution rights in the U.S. for Spanish-language programming with eight carefully selected Latin American channels. Because this programming originates in Latin America, we believe that it is more authentic and thus desirable to Hispanics emigrating from the region and currently living in the U.S. Alterna TV offers these Latin American programmers the sales and marketing activities necessary to promote their channels throughout the U.S. to cable and satellite TV companies as well as the technical platform necessary to distribute the signals across the U.S. Thus, we provide the commercial and technical means to distribute this programming cost-effectively in the U.S.

     We transmit the programming via satellite from the regional programmer to our teleport partner, Crawford Communications, Inc. (“Crawford Communications”) which provides signal origination services including signal multiplexing, conditional access, signal quality monitoring according with industry standards. These operators can choose to receive any of these channels (“cherry picking”). DirecTV began broadcasting two Alterna TV channels in April, 2004 as part of its Hispanic package; additional channels were launched in October and December, 2004. Comcast launched 2 channels in September, 2004 and today distributes 4 channels in over 100 cable headends.

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

Customers

     We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and press-related companies. A large portion of our revenues are derived from a small number of customers. Approximately thirty-eight of our customers account for approximately 80% of our current revenue base, and our top 10 customers represented approximately 57% of our revenues during 2004. Our largest customer is Hughes Network Systems, which is owned by The DIRECTV Group and SkyTerra Communications, Inc. Revenue from Hughes Network Systems represented 28%, 23%, and 15% of service revenue for the years ended December 31, 2004, 2003 and 2002, respectively. We expect that Hughes Network Systems will continue to expand its capacity requirements and represent a greater portion of our service revenue in 2005. Revenue from the Mexican government represented 8%, 7%, and 8% of service revenue for the years ended December 31, 2004, 2003, and 2002 respectively. Early in 2004, one of our top ten customers, Verestar, Inc. (“Verestar”) filed for relief under Chapter 11 of the U.S. Bankruptcy Code and rejected their satellite service contract with us and therefore is no longer using our services. Verestar represented approximately 8% of our 2003 revenue. Some of the companies that belong to Grupo Azteca, have notified us of an early termination of their contracts. Their contract with us requires that Grupo Azteca pay us an early termination penalty. Grupo Azteca represented approximately 4% of our 2004 revenue. One contract, worth approximately 1.5% of our total yearly billing, can be terminated if, after filing our concurso mercantil, we experience an interruption of our services. We do not anticipate any interruption of our services upon the filing or during the conciliation stage of our concurso mercantil. If other significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

     During 2003 and 2004, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. We expect that with the successful launch of Satmex 6, these customers and other new customers will subscribe for service with us. Cancellation or non-renewal of service contracts of our large customers would have an adverse effect of our results of operations.

     Approximately 46%, 42% and 49% of our service revenue for the years ended December 31, 2004, 2003 and 2002, respectively, were generated from customers in Mexico and 47%, 52% and 44% of our service revenue for those years were generated from customers in the U.S.

	2004	2003	2002
	(In thousands)
Mexico	$32,712	$33,449	$41,630
U.S	33,569	40,740	37,619
Other	5,424	4,634	5,762

Total	$71,705	$78,823	85,011

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

Sales and Marketing

Sales Force

     Our sales force is divided by geographic markets. The majority of our sales force is fluent in at least two of Spanish, English and Portuguese, enabling them to communicate comfortably with individuals in domestic and foreign companies. We have been increasing our sales force in order to initiate our Satmex 6 pre-selling and sales campaign.

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

     Prior to our privatization in 1997, a rigid pricing structure had been required by Mexican law and impeded the customization of service. Under the Federal Telecommunications Law passed in 1995, we are allowed to establish rates and terms and conditions for services. Prices must be filed with COFETEL prior to their taking effect, but price changes do not require prior governmental approval. However, regulators may specify maximum prices, minimum service quality and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider at this point in time.

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

     We also face competition from companies in our markets in the U.S. and Latin America. PanAmSat has a fleet of 25 satellites, including 14 that serve the Latin American market. Intelsat, a former international consortium, has 28 satellites, including 11 that cover Latin America. New Skies has a fleet of six satellites including three that serve Latin America. In November 2000, Telesat successfully launched the Anik F1 satellite, which serves all of the Americas. In 2004 Anik F2 was successfully launched by Telesat and its coverage includes Canada, U.S. and Mexico. SES Global has a fleet of 39 satellites, of which 19 serve Latin America. We cannot assure you that we will be able to compete successfully with our competitors. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could hurt our revenue and further impact our ability to service our debt obligations.

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

Domestic Market

     We believe we are the main provider of fixed satellite services in Mexico, which for the year ended December 31, 2004, accounted for approximately 46% of our total revenues. Mexican laws currently allow competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services.

     The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to Mexican affiliates of PanAmSat and SES Global, as well as Televisa and Enlaces Integra (an affiliate of Satmex). PanAmSat registered eleven satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted a license to provide services with 3 satellites. On July 21, 2004, Nahuelsat was granted a license to operate a Ku-band satellite. On

August 17, 2004, Hispasat was granted with a license to operate 3 Ku-band satellites. It is expected that Intelsat will be granted a license to operate 17 satellites in Mexico in 2005. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding adverse effect on our revenue.

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

     Our satellites were designed and built to cover the Mexican domestic market and therefore have broad footprints and high power levels for coverage of Mexico. We believe that our orbital slots have superior positioning in relation to the majority of our competitors that have access to the Mexican market. In addition, the Fixed Satellite Services Protocol between the U.S. and Mexico permits us to currently land international signals in the U.S. market and provide domestic services in the U.S. upon obtaining all necessary licenses and authorizations from the FCC.

     We believe that we have several advantages over foreign and international satellites with regard to power, capacity, price and ability to offer superior customer service, which should allow us to maintain our leadership position in domestic services.

Central and South American Markets

     We face competition in Central and South America from several satellite operators. These include PanAmSat, Intelsat, SES Americom, New Skies, Hispasat, Star One S.A. (“Star One”), owned by Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and SES Global, and Nahuelsat. Partly in response to the development of satellite services in the U.S., the greater capacity of new satellites and the development of the region, satellite operators have begun expanding into the Central and South American markets. The FCC has approved the provision of non-US service of companies such as PanAmSat and SES Global from orbital positions originally intended solely for the U.S.

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

     The Fixed Satellite Services Protocol between the U.S. and Mexico allows Mexican satellites to offer international and domestic services in the U.S., subject to obtaining all necessary FCC regulatory approvals, and allows U.S. satellites to offer international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services and certain domestic fixed satellite services. Satellites licensed by the U.S. were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by

Mexico were authorized to provide domestic fixed satellite services in the U.S. beginning on January 1, 1998. This allows our customers to target the Hispanic population in the U.S. We believe that this protocol and the expected launch of Satmex 6, not before early 2006, will improve our presence in North America. The footprint of Satmex 6 was designed, in part, to provide satellite services in the U.S. market.

Canadian Market

     In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada.

REGULATION

     Ley de Concursos Mercantiles of Mexico

     On May 13, 2000, the LCM replaced the Law of Bankruptcy and Suspension of Payments (Ley de Quiebras y Suspensión de Pagos), which had been in effect since 1943, as Mexico’s reorganization regime. To date, the LCM remains largely untested, thus the manner in which it will be interpreted by Mexican courts and the impact it will have on the rights of debtors and creditors is uncertain.

     Under the LCM, a debtor that fails to satisfy its debt obligations may be found insolvent and potentially subject to a concurso mercantil proceeding under the LCM. A concurso mercantil petition may be filed voluntarily by the debtor itself if one or more of the following conditions are met, or involuntarily filed by any of its creditors or the attorney general (ministerio público) if both of the following conditions are met:

•	the debtor’s past due obligations of more than thirty days represent 35% or more of all of the debtor’s payment obligations as of the date of filing the petition for concurso; and

•	the debtor’s liquid assets, short-term securities, deposits and accounts receivable are insufficient to pay at least 80% of the debtor’s payment obligations as of the date of filing the petition.

     The determination of the debtor’s solvency or insolvency is made by a Mexican court based largely upon a report issued by an examiner (visitador) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles or “IFECOM”), once the petition for concurso mercantil is filed.

     If the report of the visitador confirms that one or both of the conditions for concurso mercantil are met, the court issues an order declaring the concurso mercantil of the debtor. Such order would include the following, among others:

•	a statement confirming the beginning of the conciliation stage, unless the debtor has voluntarily requested its liquidation (quiebra);

•	an order to the IFECOM to designate a conciliador;

•	an order to the debtor to suspend the payment of any debt obligations as of the date of the court order, other than those obligations that are necessary for the debtor to continue its ordinary operations;

•	an order to suspend any attachment or foreclosure procedures against the debtor’s assets, other than certain foreclosure procedures arising from labor related claims; and

•	and an order to the conciliator to commence the creditor recognition process.

     As part of the conciliation stage of the concurso mercantil, the court would be required to issue a resolution of acknowledgement and seniority of debts, pursuant to which creditors would be categorized in any of four categories: (i) singularly privileged creditors (applicable only in the case of individual debtors), (ii) secured creditors (creditors with in rem guarantees, pledges and mortgages), (iii) creditors with special privilege, and (iv) unsecured creditors.

     Once the court confirms the petition and issues an order declaring the debtor in concurso mercantil, creditor claims will be treated as follows:

•	principal and interest of unsecured peso-denominated debt will cease to accrue interest and will be converted into UDIs at the conversion rate prevailing at that time as published by the Banco de México;

•	principal and interest unsecured foreign currency (non-peso) denominated debt will cease to accrue interest and will be converted into pesos at the exchange rate prevailing on the date the court declares the concurso mercantil, and such amount will then be converted into UDIs at the conversion rate prevailing at that time as published by Banco de México; and

•	principal and interest of secured foreign (non-peso) denominated debt will remain in such currency and will continue to bear interest at the ordinary rate of interest.

     The concurso mercantil process is comprised of two separate and successive stages: conciliation and liquidation (quiebra). The objective of the conciliation stage is to preserve the business of the debtor through the negotiation and execution of a restructuring agreement between the debtor and its creditors. Absent protracted litigation, the conciliation stage may last up to 185 days from the date of the last publication of the court’s order declaring the concurso mercantil. This initial 185-day term may be extended for up to two 90-day periods, subject to certain conditions, including the approval of specific portions of the debtor’s indebtedness.

     During the conciliation stage of the concurso mercantil, the debtor generally continues with the management of its business under the supervision and oversight of the conciliador, subject to certain restrictions. If the conciliador determines that such continuation is contrary to the interest of the debtor’s estate, it can request the court to remove the debtor from the management of its business and, if conceded, the conciliador would assume such authority.

     In addition to the supervision and oversight of the debtor’s business, the conciliador has, among other powers, the authority to opine as to the resolution of executory contracts, to authorize new loans, and to create or substitute guarantees as well as the sale of assets not used in the debtor’s ordinary course of business. However, the principal objective of the conciliador is to arrange for the debtor and its creditors to negotiate and reach a restructuring agreement pursuant to the LCM. In order for a restructuring agreement to become effective under the LCM, it must be executed by both the debtor and its recognized creditors holding more than 50% of (i) the total amount represented by the common creditors, plus (ii) the total amount represented by the secured creditors and creditors having a special privilege under Mexican law. Pursuant to the LCM, any such restructuring agreement is required to treat all unsecured creditors not signing the agreement at least equal to the most favored unsecured creditors representing at least 30% of such class. A restructuring agreement may be vetoed by a simple majority of individual common creditors or by any number of such creditors provided that they represent at least 50% of the total amount held by said class of creditors.

     Secured creditors may or may not choose to execute the restructuring agreement. Those who decide not to execute the restructuring agreement can commence or continue the foreclosure of their collateral, unless the restructuring agreement provides for the payment of their debt or the value of their collateral. In the latter case, any difference between the amount of secured debt and the value of the collateral will be deemed common debt and will be subject to the rules mentioned in the preceding paragraph.

     Once an agreement has been reached and executed between the debtor and a sufficient number of its recognized creditors, the conciliador must submit a copy of the agreement to the court for approval. If the agreement is not vetoed by the common creditors and the court confirms that the agreement is in the public interest, the court then proceeds to issue an order approving the agreement, thereby terminating the concurso mercantil.

     If the debtor does not reach an agreement with its creditors within the 185-day period or any of its 90-day extensions, or if prior to the expiration of any of such terms the conciliador determines that the debtor and its creditors are unwilling or unable to reach an agreement, the debtor is put into liquidation (quiebra). The purpose of liquidation (quiebra) is to sell the business and/or assets of the debtor to pay its creditors. The order of the court declaring the liquidation (quiebra) of the debtor would include the following:

•	the suspension of the debtor’s management authority of its business; and

•	an order to the IFECOM to designate a receiver (síndico), which may or may not be the person originally appointed as conciliador;

     During liquidation (quiebra) the management of the debtor’s business and assets is entrusted to the receiver, who must take all necessary measures to ensure the safety and preservation of such assets. Sale of the debtor’s assets generally must be made through public auction and the receiver must procure the greatest possible return for such sale, including the possibility to sell the debtor’s assets as a single operating unit to preserve the business as a going concern. Payment to acknowledged creditors with the proceeds from the sale of the debtor’s business or/assets is made pursuant to their priority, in accordance with the rules set forth in the LCM.

     In our case, because we are a regulated entity on account of the orbital concessions we hold from the Mexican government, the SCT would have certain rights in our concurso mercantil, including:

•	the right to propose to the court all matters relating to the appointment, removal and/or substitution of the conciliador and the receiver, and to supervise his or her actions, including the right to propose a specific remuneration regime for the conciliador and the receiver that may be different from the rules set forth in the LCM;

•	the right to propose to the court the appointment of a supervisor to manage the our business affairs if, in the SCT’s opinion, such removal is necessary to assure the continuity and safety of the services we provide; and

•	the right to disapprove any restructuring agreement between us and our creditors.

     The concurso mercantil does not affect the validity of contracts, including executory contracts, validly entered into by the debtor, who must continue to perform its obligations thereunder unless the conciliador opposes such performance in the interest of the debtor’s estate. The LCM provides rules for performance by the debtor and its counterparties under specific types of contracts.

     Since the LCM has been recently enacted and its provisions have not been fully tested in court, we cannot predict whether the actual implementation of the structural and procedural rules described above will be consistent with our interpretation of the statute.

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

     Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. COFETEL is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. The Mexican Telecommunications Commission’s duties include, among other things:

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

     Satellite control centers must be established within Mexico for satellites authorized to use Mexican orbital slots. The Communications Law allows satellites licensed to Mexican orbital positions to serve other countries subject to the terms and conditions of treaties with Mexico and subject to the laws of the foreign country. The SCT may grant concessions at any time to foreign satellite systems to serve Mexico subject to applicable treaties and Mexican law. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted the same type of concession. On July 21, 2004 Nahuelsat was granted with a license to operate 1 Ku-band satellite. On August 17, 2004 Hispasat was granted with a license to operate 3 Ku-band satellites. It is expected that Intelsat will be granted to operate 17 satellites in Mexico on 2005.

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

The Concessions

     The Mexican government has awarded us the following concessions:

•	the right to occupy each of three orbital positions (one concession per orbital slot) and exploit their respective C- and Ku- frequency bands, and

•	the right to use the buildings and areas in which the control centers are located (the “Property Concession”).

The Orbital Concessions may be granted as collateral to any party other than a foreign government or state.

     The Orbital Concessions include the right to exploit the 113.0º W.L., 116.8º W.L. and 109.2º W.L. orbital slots. As part of the Orbital Concessions, we may establish rates and terms for transponder leasing, which must be registered in order to become effective. However, if the SCT determines that we have substantial power in the Mexican market, the Mexican Telecommunications Commission may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross subsidies and using discriminatory practices.

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

As security for the performance by us of our obligations under each Orbital Concession, we were required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At December 31, 2004, the adjusted amount was approximately $1.6 million per Orbital Concession. Under the terms of the surety bond, we have paid to the surety bond issurer a premium of $25,000 per Orbital Concession. We have pledged and deposited $2.7 million as collateral to these surety bonds. The collateral will be returned to us upon the completion of our financial restructuring. The surety has agreed to pay to the Federal Treasury of Mexico, in the event we breach the terms of the Orbital Concessions, a sum of $4.8 million in total.

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

     We are currently in compliance with all the terms and conditions of our Orbital Concessions and at no time in the past have we not been in compliance with such terms and conditions.

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

     As a result of the 2003 revision of the Mexican, Canadian and U.S. trilateral agreement, an update of the 109.2º W.L. orbital slot concession is required. As part of the agreement, the 114.9º W.L. orbital slot was assigned to Mexico instead of 109.2º W.L.. The Mexican government is still in the process of revising this orbital slot assignment with the cooperation of the other parties to the trilateral agreement. Such a process is not novel, and the Mexican government modified the 113º W.L. orbital concession to allow the operation of Satmex 6.

Concession Termination

We do not believe that our Orbital Concession will be terminated during the conciliation stage of the concurso mercantil as a result of our concurso mercantil filing.

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

     As of June 30, 2005, the District Court of Mexico City has not confirmed our petition nor declared the commencement of our concurso mercantil. Once the court issues an order declaring the commencement of our concurso mercantil and we enter into the conciliation stage, we cannot assure you that we will reach an agreement with our creditors within the statutory time period or that, prior to the expiration of such time period, the conciliador will not determine that we or our creditors are unwilling to reach an agreement or that such agreement is impossible, in which case the conciliation stage would terminate and we would be put into liquidation (quiebra). If we are put into liquidation (quiebra), it is unclear whether our Orbital Concessions will remain in effect due to the nature of the concurso mercantil or if they will be terminated immediately by operation of law. However, we do not believe that our Orbital Concessions will terminate during the conciliation stage of the concurso mercantil or as a result of our concurso mercantil filing.

Treaties and International Accords

Reciprocity Agreement Between the U.S. and Mexico

     In April 1996, Mexico and the U.S. (the “Parties”) signed an agreement (the “Reciprocity Agreement”) concerning the transmission and reception of signals from satellites for the provision of satellite services to users in Mexico and the U.S. The main aspects of this agreement are:

•	Mexican satellites are permitted to provide satellite service to, from and within the U.S. (in conformance with applicable U.S. law),

•	U.S. satellites are permitted to provide satellite service to, from and within Mexico (in conformance with applicable Mexican law),

•	the conditions for the transmission and reception of satellite signals will be as agreed to in protocols to the agreement,

•	the entities operating commercial satellites and earth stations may be structured with either public or private participation (in conformity with both Mexican and U.S. law),

•	neither Mexico nor the U.S. shall require a satellite licensed by the other government to obtain an additional license for the operation of the satellite in order to provide the satellite services described in the protocols to the Reciprocity Agreement,

•	licenses for earth stations and satellite services must comply with national laws and regulations,

•	applicable foreign ownership restrictions on satellite service providers and earth station licenses continue to apply, and

•	both Mexico and the U.S. retain the right to take actions that either government considers necessary for the protection of our essential security interests.

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

Direct-to-Home Protocol

     In November 1996, Mexico and the U.S. signed a protocol (the “DTH Protocol”) to the Reciprocity Agreement concerning the transmission and reception of signals from satellites for the provision of direct-to-home satellite services. Direct-to-home satellite services are defined to include direct-to-home fixed satellite service and broadcasting satellite service, which include one-way, encrypted video or video/audio radiocommunication signals transmitted by satellite for direct reception by subscribers who pay a periodic fee, distribution of video/audio to cable television head-ends and multipoint distribution service (“MDS”) or wireless cable facilities. The DTH Protocol addressed only a limited number of radiocommunication frequencies. The U.S. and Mexico have each agreed to permit satellites licensed by the other government to provide direct-to-home fixed satellite services and broadcasting satellite services to, from, and within the other country’s territory. Entities seeking to transmit or receive direct-to-home fixed satellite services or broadcasting satellite services signals via a satellite licensed by the other administration (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process). Both Mexico and the U.S. reserve the right to refuse to accept signals originating from third countries. In addition, both countries agree to permit direct-to-home fixed satellite service and broadcasting satellite service signals to be delivered directly to subscribers without requiring that they be retransmitted over an intermediary satellite system. Mexico and the U.S. agree not to impose significant restrictions on the amount or origin of advertising and program content. The DTH Protocol does not apply to the transmission of any audio-only direct-to-home fixed satellite service and broadcasting satellite service signals that do not contain solely music. Service to cable television head-ends is permitted under the DTH Protocol as of November 8, 1997.

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

Fixed Satellite Services Protocol

     In October 1997, Mexico and the U.S. signed another protocol (the “FSS Protocol”) to the Reciprocity Agreement, with respect to the transmission and reception of signals from satellites for the provision of international and domestic fixed satellite services. The definition of fixed satellite services includes, but is not limited to, signals carrying video or video/audio distributed to cable television head-end and multipoint distribution service (restricted microwave television service) facilities and excludes the direct-to-home fixed satellite services and broadcasting satellite services governed by the DTH Protocol. Like the DTH Protocol, the FSS Protocol addresses only a limited number of radiocommunication frequencies. Subject to the terms of the FSS Protocol, the U.S. and Mexico have agreed to permit satellites licensed by the other to provide domestic and international fixed satellite services to, from, and within the other country’s territory. Satellites licensed by either Mexico or the U.S. may be authorized to provide international service beginning October 16, 1997. Satellites licensed by the U.S. were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic fixed satellite services in the U.S. beginning on January 1, 1998. The FSS Protocol also states that a satellite licensed by either Mexico or the U.S. to provide direct-to-home fixed satellite services or broadcasting satellite services shall be permitted to provide video or video-audio distribution to cable television head-end and multipoint distribution service (restricted microwave television services) facilities beginning November 8, 1997. Entities seeking to transmit or receive fixed satellite service signals via a satellite licensed by the other Party (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process). Unlike the DTH Protocol, the FSS Protocol permits communications to or from third countries. However, similar to the DTH Protocol, under the FSS Protocol, both countries agree to permit fixed satellite service signals to be delivered directly to fixed-earth stations without requiring that they be retransmitted over an intermediary satellite system.

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

Reciprocity Agreement Between Canada and Mexico

     In April 1999, Mexico and Canada signed an agreement similar to the agreement between Mexico and the U.S. In January, 2001, the FSS Protocol between Canada and Mexico was signed.

     In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the CRTC granted Satmex a license to provide basic international telecommunications services in Canada.

Argentine Agreement

     In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain direct-to-home fixed satellite services, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the ITU as a base, sets forth the terms and conditions for the technical coordination of each party’s satellite systems. The parties further agreed to cooperate in assuring compliance with each party’s applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000, and the mutual exchange of diplomatic notes has taken place. The direct-to-home fixed satellite services agreement between Mexico and the Argentine Republic was signed on July, 2002.

ANDESAT Agreement

     On October 24, 1997, Mexico and the member countries of the Andean Community of Nations (the “Andean Community”) which include Bolivia, Colombia, Ecuador, Peru and Venezuela, entered into a five-year agreement regarding coordination between the Mexican satellite system and the Simón Bolívar Andean satellite system, which was amended on March 1, 1999 (the “ANDESAT Agreement”).

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

     In January 2003, the ANDESAT Agreement expired and we now operate directly in Bolivia, Colombia, Ecuador, Peru and Venezuela.

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

     In the Second Domestic International Satellite Consolidation rulemaking (“DISCO II”), the FCC adopted a framework under which it will consider requests for the use of non-U.S. licensed satellites to provide services in the U.S. The FCC will examine all requests to determine whether grant of authority is consistent with the public interest, convenience and necessity. In doing so, the FCC will consider factors such as the effect on competition in the U.S. market, spectrum availability, eligibility requirements (such as foreign ownership, legal, technical and financial qualifications), operating requirements and national security, law enforcement, foreign policy and trade concerns, as appropriate. Depending on the nature of the services offered in the U.S., these foreign-licensed satellites may be subject to a variety of regulatory requirements. Petitions to reconsider certain aspects of the DISCO II order have been filed with the FCC.

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

     The FCC also places certain restrictions on the ownership by non-U.S. citizens and corporations of FCC licenses. The Communications Act of 1934, as amended (the “Communications Act”), provides that certain radio licenses, including earth station licenses, cannot be granted to or held by any foreign government or the representative thereof. In addition, under Section 310(b) of the Communications Act, a non-U.S. citizen or a corporation organized under the laws of any foreign government may not hold or vote more than 20% of the equity of a common carrier, broadcast or aeronautical licensee directly. However, under Section 310(b) (4), the FCC does permit non-U.S. citizens or foreign corporations to own or vote 25% of the equity of a U.S. corporation which, in turn, owns all or part of the equity of a common carrier, broadcast or aeronautical licensee (i.e., a holding company) unless such ownership would be contrary to the public interest. The FCC has the discretion to permit such persons and corporations to exceed the 25% benchmark applicable to such indirect ownership interests.

     The FCC had applied an ECO test as part of its public interest analysis for allowing non-U.S. citizens or foreign corporations to exceed the 25% benchmark under Section 310(b) (4) for indirect interest in common carrier, broadcast and aeronautical radio licensees. Recently the FCC eliminated the ECO test for common carrier, broadcast and aeronautical licensees or applications with indirect foreign ownership from WTO member countries. Instead, the FCC adopted a rebuttable presumption that applications by investors from WTO member countries to exceed the 25% foreign ownership benchmark under Section 310(b)(4) will promote competition. The FCC will, however, consider other public interest factors such as national security, law enforcement, foreign policy and trade concerns, if raised by the Executive Branch of the U.S. government. Licensees must seek FCC approval before they accept indirect foreign ownership that would put them over the 25% benchmark. The FCC may deny applications that pose a very high risk to competition that cannot be addressed by conditions that it may impose on the license. Petitions to reconsider certain aspects of the FCC order adopting the regime described above have been filed with the FCC.

     On December 14, 1999, we requested that the FCC include our satellites in the U.S. Permitted Space Station List. This request was approved by the FCC on October 30, 2000, and our satellites, Solidaridad 2 and Satmex 5, are now on the list. We are currently in the process of requesting the necessary license for the Satmex 6 satellite, which we expect to be completed by the end of this year.

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

     In May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3º W.L. and 118.7º W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S. and South and Central America on a non-interference basis.

     On September of 2003, we and the Government of Mexico favorably concluded coordination discussions with the government of Canada relating to the contemplated radio frequency characteristics of Satmex 6. Arrangements, which are subject to notification by the ITU, include an exchange of orbital positions. As part of these coordination discussions, the governments of Mexico and Canada also agreed to a new coordination agreement to reduce potential instances of satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the U.S. and South and Central America. In September 2003, the technical operational parameters of the new agreement were modified upon ITU’s request for coordination. ITU has already published our new technical operational parameters in 113.0º W.L. on August 24, 2004. On February 19, 2005 U.S. concurred with this new agreement. Coordination process with other administrations is still in progress.

     In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the CRTC granted Satmex a license to provide basic international telecommunications services in Canada.

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

Overview

     We hold concessions from the government of Mexico to operate satellites in three orbital positions. We own and operate two geostationary communications satellites, Solidaridad 2 and Satmex 5, in two of those positions. We plan to launch a third satellite, Satmex 6, but not before early 2006. We operate in the fixed satellite services segment and are the leading provider of such services in Mexico and are expanding our services to become a leading provider of such services throughout the Americas. We are also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the Internet backbone via satellite. We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the U.S., Canada and 43 other nations and territories in the Latin American region.

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

     On March 30, 1999, we issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in our common stock. The preferred stock can be exchanged at our option into our common stock, at a ratio of one share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at a ratio of one share of preferred stock for 4.0016 shares of common stock on and after February 2, 2005. As of December 31, 2004, Servicios Corporativos Satelitales, S.A. de C.V., a wholly owned subsidiary of Firmamento, holds 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

Financial Restructuring

     On June 30, 2004, our outstanding senior secured floating rate notes due June 2004 (the “Floating Rate Notes”) came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our outstanding 10.125% senior notes due November 2004 (the “Fixed Rate Notes”) came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest on the Fixed Rate Notes or the interest due on maturity on the Fixed Rate Notes. The aggregate amount of interest payment due on the Fixed Rate Notes at maturity was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a voluntary petition for concurso mercantil in a District Court in Mexico City. As of June 30, 2005, the District Court of Mexico City has not confirmed our petition and declared the commencement of our concurso mercantil.

     A concurso mercantil is a Mexican reorganization proceeding and is based on the Ley de Concursos Mercantiles (the “LCM”) of Mexico, enacted in May 2000. A concurso mercantil is comprised of two separate and successive stages: conciliation and liquidation (quiebra). The objective of the conciliation stage is to preserve the business of the debtor through the negotiation and execution of an agreement between the debtor and its creditors. Such agreement, as confirmed by the court, would have the effect of ending the concurso mercantil. Absent protracted litigation, the conciliation stage may last up to 185 days from the date of the last publication of the court’s order. This initial 185-day term may be extended for up to two 90-day periods, subject to certain conditions including the approval of specific portions of the debtor’s indebtedness. If the debtor does not reach an agreement with its creditors within such period of time or, if prior to its expiration, the mediator (conciliador) determines that the debtor and its creditors are unwilling to reach an agreement or that such agreement is impossible, the conciliation stage is terminated and the debtor is put into liquidation (quiebra). The purpose of liquidation (quiebra) is to sell the business and/or assets of the debtor to pay its creditors with the proceeds realized from such sale. Both proceedings may take significantly more time and be significantly less predictable than a reorganization case under U.S. laws. It is unclear whether holders of the Fixed Rate Notes or the Floating Rate Notes would be subject to greater risks under the LCM than under the U.S. Bankruptcy Code.

     On May 25, 2005, the Petitioning Creditors filed the Involuntary Petition commencing a Chapter 11 case under the Bankruptcy Code against us in the Bankruptcy Court. On June 14, 2005, the Bankruptcy Court approved a stipulation between us and the Petitioning Creditors extending our time to respond to the Involuntary Petition, which may be extended further to allow the parties time to attempt to negotiate a consensual restructuring. Rather than consenting to the Involuntary Petition and the Bankruptcy Court’s entry of an order for relief, if a consensual restructuring cannot be negotiated that the parties agree will be implemented in a U.S. Chapter 11 case, we intend to seek dismissal of the Involuntary Petition on various grounds, including, but not limited to, lack of the Bankruptcy Court’s jurisdiction over us and the pendency of the voluntary Mexican concurso mercantil. Ultimately, however, we are unable to predict if the Bankruptcy Court will enter an order for relief making us a U.S. debtor in a Chapter 11 case or the outcome of the bankruptcy case. Furthermore, we are unable to predict the impact of the bankruptcy case on us or the concurso mercantil proceedings and vice versa.

     On December 30, 2004, the debt obligation of our parent company, Servicios of approximately $125.1 million plus accrued interest of approximately $63 million came due and Servicios did not make payment of such amounts. This debt obligation is secured by the equity of Firmamento held by Loral Satmex Ltd. and Principia S.A. de C.V. As a result of the payment defaults under the Menoscabo, the Mexican government could initiate proceedings against Servicios, which may include foreclosure on the Firmamento equity and possibly transfer of that equity. We do not know what actions the Mexican government may take to exercise its remedies pursuant to the Menoscabo. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot assure you that it would assume any of our debt, including the Fixed Rate Notes or the Floating Rate Notes. Also, in that scenario, we would be controlled and managed by the Mexican government.

     As part of our restructuring, we are actively exploring with our financial advisors how to finance the remaining funds required to launch Satmex 6, which we do not expect to be able to obtain, unless we can obtain it in the concurso mercantil, in connection with a successful restructuring of our indebtedness. We cannot assure you we will be able to obtain this financing. The launch of Satmex 6 is critical to our ability to increase cash flows and improve our financial position. Any significant delay in the commencement of service of Satmex 6 would delay the revenue anticipated to be generated by the satellite. It could also cause us to lose some customers that have indicated interest in Satmex 6.

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

     This industry downturn affected both satellite operators and their customer base. As of 1999, voice customers began to switch to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the Internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From December 2003 to December 2004, our backlog decreased by $87 million, from $252 million to $165 million.

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

Satellite Operations

     In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, we received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. We used the net insurance proceeds towards the manufacture, launch and insurance of a replacement satellite and have contracted with SS/L to build the replacement satellite, known as Satmex 6. We also used a portion of the net insurance proceeds for debt service. Satmex 6 is currently scheduled to be launched not before early 2006, and is designed to provide broader coverage and higher power levels than any other satellite currently in our fleet. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. In 2003, we canceled a portion of the reserve for monitoring for $3.3 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

     At December 31, 2004, our Solidaridad 2 and Satmex 5 satellites had remaining estimated useful lives of 4.4 and 9 years, respectively. Solidaridad 2 was manufactured by Boeing Space Systems (formerly Hughes Space and Communications), and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

     Satmex 5 was launched in 1998 with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further backup, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.7 years of station-keeping capability to maintain its position in orbit.

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

     In February 2004, we returned to the secondary XIPS as the operating propulsion system on Satmex 5. During May 2005 the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operating using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuving testing of the secondary XIPS, but to date, substantially all maneuvering tests have failed. If both of these systems were to fail, we could lose operation of Satmex 5 within 3.7 years and our business would be materially and adversely harmed.

     On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption on some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system.

     At December 31, 2004, our Solidaridad 2 was operating normally and had a remaining estimated useful life of 4.4 years.

     Since 2000, the satellite operations area, as well as traffic management and customer support, has been ISO9001 certified.

     Results of Operations for the Year Ended December 31, 2004 Compared to December 31, 2003

     Revenue

     Service revenue for 2004 was $71.7 million, as compared to $78.8 million for 2003. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by net contract cancellations of $3.2 million and net non-renewals of $3.9 million.

     Operating Expenses

     Operating expenses decreased to $77.2 million in 2004, from $86.4 million in 2003, as described below.

     Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $13.9 million for 2004, as compared to $13.1 million in 2003. The increase is primarily due to the cost of warehousing of Satmex 6 of $2.0 million which was partially offset by a decrease in the cost of satellite insurance in the amount of $1.4 million.

     Selling and administrative expenses. Selling and administrative expenses, which consist primarily of salaries, operating expenses, professional fees, which includes certain legal fees, auditing, and business relationships, and allowance for doubtful accounts were $14.6 million in 2004 as compared to $23.8 million in 2003. The significant decrease is primarily due to a decrease of $2.2 million in salaries and commissions, of $1.5 million in various professional fees, $2.8 million related to the cancellation of allowances for doubtful accounts, and recovery of $2.6 million as a result of the invoice of certain expenses to Enlaces, an affiliated company.

     License and management fees. Loral and Principia are responsible for the management of our operations. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue, as defined. For the year ended December 31, 2004 and 2003, no management fees were earned. Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue. For 2004 and

2003, the fee was $0.5 million and $1.1 million, respectively, of which $15,000 was offset in 2003 against accrued expenses. The license fee decreased in 2004 due to our lower revenue.

     Depreciation and amortization. Depreciation expense was $35.2 million in 2004 and $35.5 million in 2003. Amortization expense relating to the concessions was $12.9 million in each year.

     Operating Loss

     Operating loss was $5.5 million in 2004 and $7.6 million in 2003. Satellite transmission has no variable cost associated with the service. Thus any reduction in revenue is translated into an increase in operating loss. Accordingly, in 2004, our satellite operating expenses were not directly affected by the reduction in revenue. Our revenue decreased by $7.1 million and this reduction is directly responsible for the $2.1 million decrease in our operating loss.

     Interest Income

     Interest income for 2004 was $3.6 million as compared to $0.3 million for 2003. The increase is primarily due to an increase in our available cash for investment as a consequence of a reduction of expenses.

     Interest Cost

     Total interest cost, including $7.8 million of legal and advisory fees related to the restructuring, was $57.0 million in 2004 compared to $58.3 million, including $18.6 million of capitalized interest related to the construction of Satmex 6 and $9.5 million of legal and advisory fees related to restructuring, for 2003. Net of the legal and advisory fees related to the restructuring, our interest costs were about equal in both years. The average balance outstanding on our Floating Rate Notes was $203.4 million in 2004 compared to $204.0 million in 2003 while the balance on our Fixed Rate Notes was $320 million in both years. The weighted average interest rate applied to our Floating Rate Notes was 6.7% in 2004 compared to 5.7% in 2003. We did not pay any interest on our fixed rate notes in 2004; however we accrued those interest payments and accounted for them as Interest Costs.

     Net Foreign Exchange Loss / Gain

     We recorded a net foreign exchange loss of $97,000 in 2004 as compared to a foreign exchange gain of $264,000 in 2003. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican Peso denominated assets and liabilities relative to the prevailing US dollar/Mexican Peso exchange rate. We do not engage in currency hedging operations.

     Deferred Income Tax Expense/Benefit

     On December 1st 2004, the Mexican government enacted a new income tax law with the following principal modifications:

a)	Reduces the statutory income tax rate as follows : 30% for 2005, 29% for 2006 and 28 % for 2007.

b)	Allows to deduct liabilities with banks and foreigners in order to calculate the Tax on Assets basis.

For the deferred income tax determination at December 31st, 2004, Satmex applied the different income tax rates applicable according to the estimated date of reversion.

     For the year ended December 31, 2004, we recorded a deferred income tax expense of $10.5 million on a loss before income taxes of $58.9 million, while for 2003 we recorded a deferred income tax expense of $35.8 million on a loss of $43.4 million, yielding an effective rate of 82.2%. The change from 2003 to 2004 relates primarily to an additional provision recorded in 2003 to increase the valuation allowance, and the tax effect of inflation and currency remeasurement.

     Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2004 we had tax loss carryforwards of approximately $374 million, which expire from 2008 to 2014.

     Preferred Stock Dividend Requirement

     Our preferred stock pays dividends in our common stock. Our preferred stock dividend of $1.5 million in 2004 and 2003 is based on the value assigned to the 606,730 shares of preferred stock issued in March 1999.

     Net Loss Applicable to Common Stockholders

     Due to the factors discussed above, the net loss applicable to common stockholders loss was $70.9 million in 2004 and $80.7 million in 2003.

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

     Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $13.1 million for 2003, as compared to $17.1 million in 2002. The decrease is primarily due to a lower cost for replacement capacity on other satellites for customers previously using capacity on Solidaridad 1, representing $3.4 million.

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

     Interest Cost

     Total interest cost, including $18.6 million of capitalized interest related to the construction of Satmex 6 and $9.5 million of legal and advisory fees related to the restructuring, was $58.3 million in 2003 compared to $52.0 million, including $14.2 million of capitalized interest related to the construction of Satmex 6, for 2002. Net of the legal and advisory fees related to the restructuring, our interest cost decreased in 2003 as a result of reduced debt outstanding and lower prevailing interest rates. The average balance outstanding on our Floating Rate Notes was $204.0 million in 2003 compared to $222.7 million in 2002 while the balance on our Fixed Rate Notes was $320 million in both years. The weighted average interest rate applied to our Floating Rate Notes was 5.7% in 2003 compared to 6.3% in 2002. We did not make our August 1, 2003 interest payment on the Fixed Rate Notes; however, we accrued the interest payment and accounted for it as an interest expense.

     Net Foreign Exchange Gain

     We recorded a net foreign exchange gain of $264,000 in 2003 as compared to a foreign exchange gain of $93,000 in 2002. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican Peso denominated assets and liabilities relative to the prevailing US dollar/Mexican Peso exchange rate. We do not engage in currency hedging operations.

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

Inflation and Foreign Exchange Fluctuations

     During 2004, 2003 and 2002, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor) as provided by the Banco de México, were 5.2%, 3.9% and 5.7% respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in dollars. Our customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses. We do not use foreign currency hedges.

Capital Expenditures

     Substantially all of our capital expenditures are denominated in U.S. dollars. During 2004, Satmex invested $1.4 million in systems and other infrastructure; however, Satmex received $5.0 million in the form of a return of a deposit on an insurance policy related to Satmex 6. Capital expenditures were $37.9 million for 2003 and $123.2 million for 2002. Expenditures in 2003 and 2002 for the construction of Satmex 6 were $36.3 million and $119.8 million, of which $6.6 million and $108.0 million were funded through the use of restricted and segregated cash, in 2003 and 2002, respectively. In addition, we paid $2.0 million during 2004 related to storage and maintenance requirements while Satmex 6 awaits launch. We expect capital expenditures for 2005 to be up to $50 million assuming a first quarter 2006 launch of Satmex 6. Following the launch of Satmex 6, we expect a sharp drop in capital expenditures. We have not made any significant capital expenditures in 2005, although we expect to spend up to $1.0 million in connection with modifying and moving of office space.

Liquidity and Capital Resources

     At December 31, 2004, we had total debt of $523.4 million.

     On June 30, 2004, our Floating Rate Notes came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our Fixed Rate Notes came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest payments on the Fixed Rate Notes or the interest due on maturity of the Fixed Rate Notes. The aggregate amount of interest payment due was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a voluntary concurso mercantil in the District Court in Mexico City.

     On December 29, 2004, the debt obligation of our parent company, Servicios, to the Menoscabo of approximately $125.1 million plus accrued interest of approximately $63 million came due and Servicios did not make payment of such amounts. This debt obligation is secured by the equity of Firmamento held by Loral Satmex Ltd. and Principia S.A. de C.V. As a result of the payment defaults under the Menoscabo, the Mexican government could initiate proceedings against Servicios, which may include foreclosure on the Firmamento equity and possibly transfer of that equity. We do not know what actions the Mexican government may take to exercise its remedies pursuant to the Menoscabo. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot assure you that it would assume any of our debt, including the Fixed Rate Notes or the Floating Rate Notes. Also, in that scenario, we would be controlled and managed by the Mexican government.

     Our primary source of liquidity for working capital purposes is cash flow from operations. As of December 31, 2004, we had $39.1 million in available cash and cash equivalents. Funds from the satellite and debt escrow accounts had been fully used and, as of December 31, 2004, no remaining balances existed. We believe that available cash may not be sufficient to fund the launch of the Satmex 6 satellite in the next twelve months unless we obtain new financing. Further, if we do not complete our financial restructuring, we do not expect cash flows to be sufficient to make the overdue interest and principal payments on our Fixed Rate Notes and our Floating Rate Notes. We do not expect our shareholders to contribute any more equity to us.

     As part of our restructuring, we are actively exploring with our financial advisors how to finance the remaining funds required to launch Satmex 6, which we do not expect to be able to obtain, unless we can obtain it in the concurso mercantil, in connection with a successful restructuring of our indebtedness. We cannot assure you we will be able to obtain this financing. The launch of Satmex 6 is critical to our ability to increase cash flows and improve our financial position. Any further delay in the commencement of service of Satmex 6 would delay the revenue anticipated to be generated by the satellite. It could also cause us to lose some customers that have indicated interest in Satmex 6.

     Cash Used and Provided

     Net cash provided by operating activities for the year ended December 31, 2004 of $22.6 million consisted primarily of an increase in interest payable of $34.5 million, which was offset by $11.1 million of losses before non-cash items and other items amounting to $0.8 million.

     Net cash provided in investing activities for 2004 was $3.6 million. Capital expenditures for 2004 were $1.4 million. Substantially all capital expenditures are denominated in U.S. dollars.

     Cash used in financing activities for the year ended December 31, 2004 was $0.2 million and reflects the repayment of $0.2 million of our floating rate notes.

     Our total cash balance as of June 15, 2005, was $49.5 million compared to $39.1 million on December 31, 2004.

Contractual Obligations and Other Commercial Commitments

     The following tables aggregate our contractual obligations and other commercial commitments as of December 31, 2004 (in thousands).

	Payments Due by Period
		Less Than
Contractual Obligations	Total	1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Debt and related interest accrued as of December 31, 2004	$588,274	$588,274	$—	$—	$—
Operating leases (1)	1,458	834	468	156	—
Unconditional purchase obligations(2)(3)	41,492	1,050	8,750	500	31,192
Other long-term obligations(4)	2,687	207	413	413	1,654

Total contractual cash obligations	$633,911	$590,365	$9,631	$1,069	$32,846

		Amount of Commitment Expiration Per Period
	Total Amounts	Less Than 1
Other Commercial Commitments:	Committed	Year	1 – 3 Years	4 – 5 Years	After 5 Years
Monitoring service	$92	$92	—	—	—
Maintenance	$10	$10	—	—	—

(1)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(2)	Represents the commitments for the construction and launch of Satmex 6.

(3)	On June 14, 2005, we entered into a Settlement Agreement with the Loral Entities. Pursuant to the terms of the Settlement Agreement, we and SS/L terminated our respective obligations under the Satmex 6 SPA, we and Loral SpaceCom agreed to terminate the Management Agreement and License Agreement, we agreed to deliver two 36 MHz Ku-band transponders and two 36 MHz C-band transponders to LSCC from Satmex 6 upon its successful launch, and, provided we meet certain conditions precedent specified in the new contract for the procurement of Satmex 6 between us and SS/L, including the approval of the Settlement Agreement and the underlying transactions with any court(s) and any other authorities with jurisdiction over our U.S. Chapter 11 case and/or Mexican concurso mercantil, as applicable. SS/L renewed its commitment to provide continued support for the launch of Satmex 6, among other things. However, this Settlement Agreement must be approved by the bankruptcy court with jurisdiction over Loral’s bankruptcy to be effective. We cannot assure you the court will approve the Settlement Agreement. We cannot assure you that any court(s) or other authorities with jurisdiction over our U.S. Chapter 11 case and/or our Mexican concurso mercantil, as applicable, will approve the Settlement Agreement. However, if the Settlement Agreement is approved as required, our Unconditional Purchase Obligations as set forth in the table above will decrease to $12,800,000 total, $300,000 payable in less than 1 year, $12,500,000 payable in 1-3 years and $0 payable thereafter. In such case, total contractual cash obligations will change to $605,219,000 total, $589,615,000 payable in less than 1 year, $13,381,000 payable in 1-3 years, $569,000 payable in 4-5 years, and $1,654 payable after 5 years. See “Major Shareholders and Related Party Transactions – Loral Settlement” for additional information. All defined terms in the above footnote are as defined in “Major Shareholders and Related Party Transactions – Loral Settlement” on p. 55 of this Form 20-F.

(4)	Represents payments to the Mexican government under the Property Concession.

     Contingent Obligations

     As of December 31, 2004, we had a contingent obligation in the amount of $4.5 million representing three surety bonds issued as a condition to maintain compliance with the concessions. We have deposited with the surety bond issuer $2.7 million as collateral to these surety bonds. The collateral will be returned to us upon the completion of our financial restructuring.

     The Fixed Rate Notes

     On February 2, 1998, we issued the Fixed Rate Notes in an aggregate principal amount of $320 million, which mature on November 1, 2004, all of which was outstanding on December 31, 2004. The interest rate on the Fixed Rate Notes is 10.125%. We are required to make interest payments on the Fixed Rate Notes semi-annually in cash in arrears on each February 1 and August 1 until maturity. The Fixed Rate Notes are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.

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

     On June 30, 2004, our Floating Rate Notes came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our Fixed Rate Notes came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest payments on the Fixed Rate Notes or the interest due on maturity of the Fixed Rate Notes. The aggregate amount of interest payment due was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a voluntary concurso mercantil in the District Court in Mexico City.

     Also, on May 25, 2005, the Petitioning Creditors filed a petition commencing an involuntary Chapter 11 bankruptcy case against us in the U.S. Bankruptcy Court of the Southern District of New York seeking a financial reorganization. See “Financial Restructuring” for additional information.

     The Floating Rate Notes

     On March 4, 1998, we issued our Floating Rate Notes in an aggregate principal amount of $325 million, which on June 30, 2004, came due and we did not make the required principal payment of $203.4 million. Certain other covenant defaults have occurred under the indentures governing the Floating Rate Notes. We have continued to pay interest. The Floating Rate Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Fixed Rate Notes. They are secured by a lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the Floating Rate Notes. The Floating Rate Notes bear interest at rates based either on LIBOR or the base rate specified in the Fixed Rate Notes indenture, at our option, and are redeemable at our option. In addition, the Floating Rate Notes are guaranteed by Firmamento and Servicios.

     In addition to containing similar covenants as the Fixed Rate Notes, the Floating Rate Notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on our spending for capital expenditures.

     On June 30, 2004, our Floating Rate Notes came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our Fixed Rate Notes came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest payments on the Fixed Rate Notes or the interest due on maturity of the Fixed Rate Notes. The aggregate amount of interest payment due was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a voluntary concurso mercantil in the District Court in Mexico City.

     Also, on May 25, 2005, the Petitioning Creditors filed a petition commencing an involuntary Chapter 11 bankruptcy case against us in the U.S. Bankruptcy Court of the Southern District of New York seeking a financial reorganization. See “Financial Restructuring” for additional information.

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

     The estimated useful lives of our satellites as of the commencement of useful life, were:

Solidaridad 2	14.5 years
Satmex 5.	15 years

     Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed on the in-orbit service dates.

     Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. There was no capitalized interest related to Satmex 6 in 2004. Capitalized interest related to the construction of Satmex 6 was $18.6 million and $14.2 million for the years ended December 31, 2003 and 2002, respectively. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. The estimated useful life of the satellites was determined by engineering analyses performed at the satellite’s in-service date. Satellite lives are reevaluated periodically. Gains or losses from unsuccessful launches and in-orbit failures of our satellites, net of insurance proceeds, are recorded in the period a loss occurs.

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

     The Valuation of Deferred Income Tax Assets

     We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by a valuation allowance, based upon the weight of available evidence, for any tax benefits where it is more likely than not (a likelihood of more than 100%) the tax benefits will not be realized. We base our analysis on projected taxable income which is developed on a basis consistent with out internal operating budgets and projections.

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

Accounting Pronouncements

     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” or SFAS 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on its financial position, results of operations or cash flows.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003),

“Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns or both. The Company has applied the provisions of FIN 46 and FIN 46-R to all entities subject to these provisions as of December 31, 2004. The Company does not currently have any variable interest in a variable interest entity and therefore the adoption of the standard did not have effect on Satmex’s financial position, results of operations or cash flows.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Name	Position	Age	Period of Service
Sergio Miguel Autrey Maza(l)	Chairman of the Board, Director and Chief Executive Officer (2)	53	Since November 1997
Bernard L. Schwartz(l).	Director	79	Since November 1997
Eric J. Zahler(l).	Director	54	Since November 1997
Francisco Alfredo Ramírez V.	Director	37	Since September 2004
Angel Mario Gutiérrez González.	Director	51	Since September 2004
Cynthia M. Pelini.	Executive Vice President and Chief Financial Officer	50	Since April 1998
Juan Manuel Pinedo.	Executive Vice President and Chief Marketing Officer	40	Since April 1998

(1)	Member of the Executive Committee.

(2)	CEO Since February, 2005

     Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of an odd number of directors. Directors are elected by a majority of the holders of the common shares, provided that holders of Class N shares have the right to appoint a director and any holder or group of holders of at least 25% of the total shares of the Company is entitled to name one director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each serves until a successor is elected and takes office.

     Loral and Principia have agreed that our Board of Directors will consist of a majority of Directors appointed by Principia and the rest by Loral and that for so long as Principia designates the majority of the directors of the Board of Directors, it shall nominate the chairman of the Board of Directors and Loral shall have the right to nominate the secretary of the Board of Directors. Loral and Principia have invited the Mexican government to designate one director to the Board of Directors.

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

     Our Board of Directors is chaired by Mr. Sergio Miguel Autrey Maza and currently consists of five directors appointed by Principia and Loral.

     Our Chief Executive Officer (“CEO”), who was designated by the Board last February, is a majority shareholder of Principia and thus an important participant in our equity. There is no other arrangement with our employees or senior management regarding equity ownership or options in us.

     Mr. Autrey is the CEO. The CEO reports to the Board of Directors. His duties include day to day management of the company, strategic planning and relationship development. The CEO can be removed by the Board of Directors.

     Mr. Autrey has been the Chairman of the Board and a director of Satmex since November 1997 and is the Chairman of the Board of Principia and Globalstar de México, a satellite telephony service provider owned by Principia and Loral. He is also a member of the board of Parábola, and Grupo Editorial Notimusa, Mexican publishing companies; and Beta San Miguel, a sugar production company.

     Mr. Schwartz has been a director of Satmex since November 1997. Mr. Schwartz is Chairman of the Board and CEO of Loral.

     Mr. Zahler has been a director of Satmex since November 1997. Mr. Zahler is the President and Chief Operating Officer of Loral.

     Mr. Ramírez, has been a Director of Satmex since September, 2004 and is a member of the Board of Grupo Aeroportuario del Pacífico, S.A. de C.V. and Grupo Aeroportuario de la Ciudad de México, S.A. de C.V., as well as member of the Operative and Auditing Committees of those Corporations. Mr. Ramírez is the designee of the Mexican government on our Board of Directors.

     Mr. Gutiérrez, has been a Director of Satmex since September, 2004 and is the controller of Grupo Debir, the statutory auditor of Principia and is a member of the Board of Beta San Miguel and Principia and member of the audit committee of Satmex.

     Ms. Pelini has been the Chief Financial Officer of Satmex since April 1998 and Executive Vice President of Finance and Administration since December 2000. Prior to that, she was Vice President of Investor Relations at Grupo lusacell, a Mexican cellular communications company, from 1996 to 1998. Ms. Pelini was Director of Banking Relations for Grupo Televisa from 1995 to 1996, Director of Financial Planning, Capital Markets and Investor Relations for Grupo Dina, a Mexican transportation manufacturer, from 1992 to 1995, and Corporate Treasurer of Corporación Industrial SanLuis from 1989 to 1992. From 1976 through 1989, she worked in international banking assignments for both The Chase Manhattan Bank and Bankers Trust Company.

     Mr. Pinedo has been the Executive Vice President and Chief Marketing Officer of Satmex since December 2000. Mr. Pinedo joined Satmex in April 1998 and was the Executive Director of Business Development until January 1999, when he was named Executive Director of Sales and Marketing. From 1992 to 1998, Mr. Pinedo was a senior consultant and engagement manager for McKinsey & Company. From 1987 to 1992, Mr. Pinedo was an engagement manager for Andersen Consulting.

Compensation

     For the year ended December 31, 2004, the aggregate compensation, including bonuses, of management paid or accrued in that year for services in all capacities was approximately $5.8 million. As in previous years, during 2004, we did not make any payments to members of the Board for attendance at Board or Executive Committee meetings and we did not provide any pension, retirement or similar benefits for directors or executive offcers. Mr. Autrey has not received any compensation to date in his role as CEO. The board of directors is currently evaluating a compensation program for him.

     Currently, management has earned under existing long-term compensation plans $267,000 to be paid next year; one condition for its payment is continued employment. No long-term incentives were awarded in 2004.

     All employees are eligible for bonuses based on performance. The bonus plan provides for us to pay bonuses based on achievement of financial targets established for the year. On June 24, 2005, we paid our eligible employees approximately $1.0 million in the aggregate as the 2003 performance bonus. We do not intend to pay a 2004 performance bonus. We are preparing guidelines that could result in the payment of a 2005 performance bonus. Sales commissions for 2004 were paid quarterly.

     As of the date of this annual report, the senior management, comprising our three highest-ranking executives, has not received a salary increase since early 2001.

Employees

     As of December 31, 2004, we had approximately 193 employees hired through affiliated service companies. Of the 193 employees, 49 are members of the Television and Radio labor union. The collective agreement provides for, among other things: union exclusivity, annual salary revision, a maximum workweek of 40 hours, company maintained medical and life insurance, severance payment including retirement of 14 day’s pay for each year worked in addition to statutory severance benefits under Mexican labor laws, a statutory annual bonus equivalent to one month’s pay, and a review of the collective contract every two years. Our employee relationships are subject to the Federal Labor Laws (Ley Federal del Trabajo). We believe our relationship with the unionized employees is satisfactory. One of our executives, until July, 2004, received his primary compensation through a Mexican company, Vita Brevis, S.C., which he controlled. This was the sole contractual arrangement between Vita Brevis, S.C. and us.

Share Ownership

     As of December 31, 2004, the share ownership of Satmex is as follows:

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

     In consideration of the debt incurred by us in connection with the acquisition, Servicios, a wholly owned subsidiary of Firmamento, agreed to pay to the Mexican government approximately $125.1 million under the Menoscabo. The Menoscabo accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Menoscabo is currently secured by Loral’s and Principia’s interests in Firmamento. Servicios defaulted the payment of the Menoscabo, and the Mexican government has the right to initiate foreclosure proceedings, which would lead to the transfer of the holdings of Loral and Principia in Firmamento to a third party purchaser. At the time of this filing, The Mexican government has not initiated foreclosure proceedings. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of us. If the Mexican government gains control of us, we cannot assure you that it would assume any of our debt, including the existing notes. Also, in that scenario, we would be controlled and managed by the Mexican government.

     As of December 31, 2004, Servicios held 70.71% of our outstanding capital stock, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

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

     Loral Space & Communications Ltd.

     Loral Space & Communications Ltd., together with its subsidiaries, is a leading satellite communications company. It owns and operates a fleet of telecommunications satellites, manages a global network that integrates its satellites with terrestrial facilities and has the rights to numerous well-positioned orbital slots. Managed by Loral Skynet, the fleet provides satellite capacity and platforms broadcast, data network, Internet access, IP and systems integration needs. SS/L is a leading designer and manufacturer of satellites and satellite systems for commercial and government applications including satellite services, television broadcasting, direct-to-home (DTH) television services, broadband communications, military communications, wireless telephony, digital satellite radio, weather monitoring and air traffic management.

     On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of title 11 of the Bankruptcy Code in the Bankruptcy Court (Lead Case No. 03-41710 (RDD), Case Nos. 03-41709 (RDD) through 03-41728 (RDD), collectively, the “Chapter 11 Cases”). The Loral Chapter 11 debtors include, among others, Loral Space & Communications Corporation (“LSCC”), Loral SpaceCom Corporation (“Loral SpaceCom”), Loral Satellite, Inc. (“Loral Satellite”), Space Systems/Loral Inc. (“SS/L”) and Loral Orion, Inc. (“Loral Orion”). Loral continues to manage its properties and operate its businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the provisions of the Bankruptcy Code.

     Sale of Assets

     On March 17, 2004, LSCC, Loral SpaceCom Corporation and Loral Satellite, Inc. (collectively, the “Sellers”) consummated the sale (the “Sale”) of the Sellers’ North American fleet of satellites and related assets to certain affiliates of Intelsat, Ltd. and Intelsat (Bermuda), Ltd. (collectively, “Intelsat” or the “Purchasers”). At closing, the Company received approximately $1.0 billion, consisting of approximately $961 million for the North American satellites and related assets, after adjustments, and $50 million for an advance on a new satellite to be built for Intelsat by SS/L. The Sellers obligations with respect to the $50 million advance are secured by the Telstar 14/Estrela do Sul-1 satellite and related assets, including insurance proceeds relating to the satellite. The Sellers used a significant portion of the funds received to repay all $967 million of its outstanding secured bank debt. In addition, after closing, the Sellers received from the Purchasers approximately $16 million to reimburse a deposit made by the Sellers for the launch of Telstar 8, and the Sellers expect to receive an additional $4 million as a purchase price adjustment resulting from resolution of a regulatory issue relating to the purchased assets. The Sale was completed after the Bankruptcy Court approved, on March 16, 2004, the final amendment to the asset purchase agreement, dated July 15, 2003, between the Sellers and the Purchasers.

     The North American satellites and related assets have been accounted for as a discontinued operation, resulting in the reclassification of the Company’s historical condensed consolidated statements of operations and statements of cash flows to reflect these operations as discontinued operations separately from continuing operations.

     Loral is Organized into Two Operating Businesses

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

     Loral Settlement Agreement

     On June 14, 2005, LSCC, Loral SpaceCom, Loral Skynet, LSNS, SS/L and Satmex entered into an agreement to be implemented through various amendments and agreements with respect to various transactions involving the Company and the Loral Entities (the “Settlement Agreement”), including but not limited to the contract for the procurement of Satmex 6 between SS/L and us (the “Satmex 6 SPA”), the management services agreement among Loral SpaceCom, Principia and us (the “Management Services Agreement”), the license agreement between Loral SpaceCom and us (the “License Agreement”), and various transponder agreements between Loral Skynet or LSNS and us. Pursuant to the terms of the Settlement Agreement, SS/L and Satmex terminated their respective obligations under the Satmex 6 SPA, including the right of SS/L to earn potential orbital incentive payments and an end of life bonus and of Satmex to be paid potential warranty payments, and entered into a new contract whereby SS/L renewed its commitment to provide its continued support for the launch of Satmex 6. SS/L’s obligations under the Satmex 6 SDA, as specified therein, provied that we meet certain conditions precedent, including, without limitation, that we obtain the approval of the Settlement Agreement and the underlying transactions with any court(s) and other authorities with jurisdiction over our U.S. Chapter 11 case and/or our Mexican concurso mercantil, as applicable, and that we do not experience or allow a change of control in our ownership. Subject to the same conditions precedent, SS/L agreed to perform certain additional work on Satmex 6 that is necessary for the preparation, insurance certification, launch and in-orbit testing of Satmex 6 and agreed to offset the amounts payable for such services against certain liquidated damages claims by us under the Satmex 6 SPA. Also pursuant to the Settlement Agreement, we and Loral SpaceCom agreed to terminate the Management Agreement and License Agreement. As part of the consideration for the various benefits conferred by the Loral Entities to us under the terms of the Settlement Agreement, we agreed to deliver two (2) 36 MHz Ku-band transponders and two (2) 36 MHz C-band transponders to LSCC from Satmex 6 upon its successful launch. Before the Settlement Agreement is effective it must be approved by the bankruptcy court with jurisdiction over Loral’s bankruptcy. We cannot assure you the court will approve the settlement. We cannot assure you that any court(s) or other authorities with jurisdiction over our U.S. Chapter 11 case and/or our Mexican concurso mercantil, as applicable, will approve the Settlement Agreement.

     Principia, S.A. de C.V.

     Principia is a Mexican telecommunications company which comprises the business interests of some members of the Autrey family, including the Chairman of our Board and CEO, Sergio Miguel Autrey, Banamex, S.A. and, until February 14, 2005, Lauro González.

Related Party Transactions

     Pursuant to a management services agreement among us, Loral and Principia, we have agreed to pay a quarterly management fee based on our quarterly gross revenue, as defined, as follows: with respect to revenue of less than $25 million, no management fee will be payable; with respect to revenue in excess of $25 million but less than $32 million, 10% of all revenue in excess of $25 million but less than $32 million; and with respect to revenue equal to or in excess of $32 million, 15% of all revenue in excess of $32 million; provided that the management fee will in no event exceed 3.75% of our cumulative gross revenue. The management fee represents compensation paid to Loral and Principia for management services rendered to us. For the years ended December 31, 2004 and 2003, no fees were paid. For the year ended December 31, 2002, the fee was $524,000.

     Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined in the license agreement. For the year ended December 31, 1999, Loral and Satmex reduced the license fee to 1.2%. until August 31, 2003 and to 1.0% as from September 1, 2003. In 2004, 2003 and 2002, we recorded a license fee expense of $533,000, $1.1 million and $1.2 million, respectively.

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

     In 1999, Firmamento formed three wholly owned subsidiaries; Satmex Corporativo, S. de R.L. de C.V., Satmex Administración, S. de R.L. de C.V. and Satmex Servicios Técnicos, S. de R.L. de C.V. In June 1999, we transferred our management personnel to Satmex Corporativo and our administrative personnel to Satmex Administración. In November 1999, we transferred our union personnel to Satmex Servicios Técnicos. None of these three corporations have any material assets. We pay these companies their costs plus a fee of up to 5% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2004, 2003 and 2002 this fee was 0.00 ($138,000) and $524,000, respectively.

     Service revenue from related parties, primarily the Mexican government, amounted to $7.3 million, $9.6 million and $10.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. We lease transponder capacity to Loral affiliates, and recorded service revenue in 2004 and 2003 was $1.5 million and $2.7 million, respectively.

     Loral Skynet billed us $6,000, $1.0 million and $4.2 million for providing capacity on Loral Skynet satellites in 2004, 2003 and 2002, respectively. Loral Skynet billed us $395,000 and $547,000 for sales commissions in 2003 and 2002, respectively.

     We provide satellite capacity to Loral and certain of its affiliates under various service contracts. On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the U.S. Code in the U.S. Bankruptcy Court for the Southern District of New York. Loral currently owes us $2.3 million for services rendered under these contracts, of which $1.3 million was due pre-petition. In 2003, we applied $0.9 million of provision for uncollectible accounts toward the prefiling amount, leaving a balance of $1.4 million. No assurance can be made that we will be able to collect these amounts, although the Settlement Agreement provides for their payment. We continue to provide satellite capacity to Loral under these contracts.

     We have contracted with SS/L to build Satmex 6, the replacement satellite for Solidaridad 1. As a result of schedule delays, we and SS/L agreed that Satmex 6 would be delivered in 2003. Under the original contract, we earned certain liquidated damages as a result of the delay. We concluded the negotiation with Loral and SS/L of an amendment to the contract, which, among other things, waives the liquidated damages in exchange for a like amount of other benefits that include additional work required on the satellite, a reduction in future orbital incentive payments due to SS/L and certain other financial benefits to us. (See “Major Shareholders and Related Party Transactions – Loral Settlement” for additional information.)

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

     Enlaces Integra leases transponder capacity from us. In 2004, 2003 and 2002 service revenue from this lease was $659,000, $223,000 and $421,000 respectively. Further, Enlaces Integra contracts services provided from affiliated companies to perform its activities. In 2002, we purchased $2.3 million of equipment from Enlaces Integra and we advanced $2.9 million to them. We leased equipment back to Enlaces Integra for rental payments of $500,000, $995,000 and $230,000 during 2004, 2003 and 2002 respectively, and invoice expenses incurred of behalf of Enlaces amounting $2.6 million in December, 2004.

     As of December 31, 2004, Enlaces Integra owed us a total of $6.4 million.

Item 8. Financial Information

Legal Proceedings

     The concurso mercantil

     On June 30, 2004, our outstanding senior secured floating rate notes due June 2004 (the “Floating Rate Notes”) came due and we did not make the required principal payment of $203.4 million. On November 1, 2004, our outstanding 10.125% senior notes due November 2004 (the “Fixed Rate Notes”) came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest on the Fixed Rate Notes or the interest due on maturity on the Fixed Rate Notes. The aggregate amount of interest payment due on the Fixed Rate Notes at maturity was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a voluntary petition for concurso mercantil in a District Court in Mexico City.

     A concurso mercantil is a Mexican reorganization proceeding and is based on the Ley de Concursos Mercantiles (the “LCM”) of Mexico, enacted in May 2000. A concurso mercantil is comprised of two separate and successive stages: conciliation and liquidation (quiebra). The objective of the conciliation stage is to preserve the business of the debtor through the negotiation and execution of an agreement between the debtor and its creditors. Such agreement, as confirmed by the court, would have the effect of ending the concurso mercantil. Absent protracted litigation, the conciliation stage may last up to 185 days from the date of the last publication of the court’s order. This initial 185-day term may be extended for up to two 90-day periods, subject to certain conditions including the approval of specific portions of the debtor’s indebtedness. If the debtor does not reach an agreement with its creditors within such period of time or, if prior to its expiration, the mediator (conciliador) determines that the debtor and its creditors are unwilling to reach an agreement or that such agreement is impossible, the conciliation stage is terminated and the debtor is put into liquidation (quiebra). The purpose of liquidation (quiebra) is to sell the business and/or assets of the debtor to pay its creditors with the proceeds realized from such sale. Both proceedings may take significantly more time and be significantly less predictable than a reorganization case under U.S. laws. It is unclear whether holders of the Fixed Rate Notes or the Floating Rate Notes would be subject to greater risks under the LCM than under the U.S. Bankruptcy Code.

     Once the District Court confirms our petition and issues an order declaring our concurso mercantil, all of our creditors, including the holders of our Fixed Rate Notes and Floating Rate Notes, would have to file a proof of claim in Spanish against our estate in such court. The court’s order will officially commence the conciliation stage and will have, among others, the effect of suspending of any foreclosure or attachment proceedings against our assets, and an obligation to suspend our payment of any debt existing at that time, such as principal and interest to the holders of the Fixed Rate Notes and Floating Rate Notes. Since our debt obligations under the Fixed Rate Notes are unsecured, upon declaration of our concurso mercantil the principal amount of that debt will be converted into pesos at the exchange rate determined by Mexico’s central bank (Banco de México) prevailing on the date of declaration, and the resulting amount will be further converted into UDIs at the conversion rate prevailing at that time, and will cease to accrue interest. Principal on the Floating Rate Notes, as secured debt, will remain in dollars and will continue to bear interest at the ordinary rate of interest provided in the indenture.

     As of June 30, 2005, the District Court of Mexico City has not confirmed our petition and declared the commencement of our concurso mercantil. Once the court issues an order declaring our concurso mercantil and we enter into the conciliation stage, we cannot assure that we will reach an agreement with our creditors within the statutory time period. Furthermore, we cannot predict the duration of the concurso mercantil proceeding nor its outcome. If the proceeding becomes adversarial and/or protracted, our ability to operate or manage our business, to retain employees, to renew contracts or create new client relationships, to continue to collect payments for our services or to obtain market-based funding or financing could be materially adversely affected. The holders of the Fixed Rate Notes may receive little or no meaningful recovery in the concurso mercantil proceeding if a restructuring of our debt is not approved within the conciliation period.

     Since the LCM has been recently enacted and its provisions have not been fully tested in court, we cannot predict whether the actual implementation of the structural and procedural rules described above will be consistent with our interpretation of the statute.

     Involuntary Chapter 11 Bankruptcy Case

     On May 25, 2005, the Petitioning Creditors filed the Involuntary Petition commencing a Chapter 11 case under the Bankruptcy Code against us in the Bankruptcy Court. Chapter 11 of the Bankruptcy Code is designed to protect a business from its creditors while the business seeks to financially reorganize. A Chapter 11 bankruptcy case is commenced by the filing of either a voluntary petition by the debtor or an involuntary petition by creditors that meet certain requirements under the Bankruptcy Code. Upon the filing of a voluntary petition for relief under Chapter 11 of the Bankruptcy Code or, in an involuntary case, the entry of an order for such relief, the debtor automatically assumes an additional identity as the “debtor in possession.” This term refers to a debtor that keeps possession and control of its assets while undergoing a reorganization under Chapter 11 of the Bankruptcy Code, without the appointment of a case trustee. A debtor will remain a debtor in possession until the debtor’s plan of reorganization is confirmed by the bankruptcy court and consummated, the debtor’s case is dismissed or converted to a liquidation case under Chapter 7 under the Bankruptcy Code, or a Chapter 11 trustee is appointed (which occurs only in a small number of cases).

     On June 14, 2005, the Bankruptcy Court approved a stipulation between us and the Petitioning Creditors extending our time to respond to the Involuntary Petition, which may be extended further to allow the parties time to attempt to negotiate a consensual restructuring. Rather than consenting to the Involuntary Petition and the Bankruptcy Court’s entry of an order for relief, if a consensual restructuring cannot be negotiated that the parties agree will be implemented in a U.S. Chapter 11 case, we intend to seek dismissal of the Involuntary Petition on various grounds, including, but not limited to, lack of the Bankruptcy Court’s jurisdiction over us and the pendency of the voluntary Mexican concurso mercantil. Ultimately, however, we are unable to predict if the Bankruptcy Court will enter an order for relief making us a U.S. debtor in a Chapter 11 case or the outcome of the bankruptcy case. Furthermore, we are unable to predict the impact of the bankruptcy case on us or the concurso mercantil proceedings and vice versa.

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

TAXATION

     The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the Fixed Rate Notes and the Floating Rate Notes. This summary is based on the tax laws in force as of January 1, 2004 and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the U.S.

     A Convention for the Avoidance of Double Taxation and a Protocol thereto (the “Tax Treaty”) between the U.S. and Mexico entered into force on January 1, 1994 and has been amended by an additional protocol that entered into force on July, 2003. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of fixed rate notes are summarized below. The U.S. and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

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

     Taxation of Interest and Principal

     Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the Fixed Rate Notes and Floating Rate Notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation which is in effect, (2) the notes are registered with the Special Section of the National Registry of Securities (Registro National de Valores) (the “Registry”), and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%.

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

U.S. Taxation

     This summary of certain U.S. federal income tax considerations deals principally with U.S. Holders (as defined below) that will hold Fixed Rate Notes as capital assets and whose functional currency is the U.S. dollar. This summary generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, or persons that hold (or will hold) the fixed rate notes as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “conversion transaction” or other integrated investment composed of the Fixed Rate Notes and one or more other investments, nor does it address the tax treatment of U.S. Holders that do not acquire Fixed Rate Notes at their issue price as part of the initial distribution. As used under this section, the term “U.S. Holder” means a beneficial owner of a Note that is a citizen or resident of the U.S. for U.S. federal income tax purposes, a corporation or other entity taxable as a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia, a trust whose administration is subject to the primary supervision of a U.S. court and having one or more U.S. persons with the authority to control all of such trust’s substantial decisions, an estate that is subject to U.S. federal income tax on its income regardless of the source thereof, or a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

     Taxation of Interest

     A U.S. Holder will treat the gross amount of interest and additional amounts (i.e., without reduction for Mexican withholding taxes, determined using the appropriate Mexican withholding tax rate applicable to the U.S. Holder) as ordinary interest income in respect of the Fixed Rate Notes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such

U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder’s taxable income. Interest and additional amounts will constitute income from sources without the U.S. for foreign tax credit purposes. For purposes of applying the U.S. foreign tax credit limitation, such income generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” unless the Mexican withholding tax rate applicable to the U.S. Holder is imposed at a rate of at least 5%, in which case such income generally will constitute “high withholding tax interest.”

     The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

     Subject to the discussion below regarding backup withholding, a holder or beneficial owner of Fixed Rate Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest income or additional amounts earned in respect of fixed rate notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S.

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

     Subject to the discussion below regarding backup withholding, a Non-U.S. Holder of fixed rate notes will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of fixed rate notes unless such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Exchange Rate Risk

     During 2003 and 2004, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by the Banco de Mexico, were 4.4%, and 5.2%, respectively. Our major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses. Approximately half of our costs and expenses are peso denominated, an amount that represents 28% of our revenue. If the Mexican peso were to increase in value against the US dollar by 5%, we estimate that our expenses would increase by approximately $1 million. If the Mexican peso were to increase in value against the US dollar by 10%, we estimate that our expenses would increases by approximately $2.0 million.

Interest Rate Risk

     The estimated fair value of our financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

     The fair value of the Floating Rate Notes (with a nominal and recorded amount of $203.4 million), based on best estimates at December 31, 2004, was approximately $174.9 million. At December 31, 2004, the fair value of the Company’s Fixed Rate Notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $176.0 million.

     Our Floating Rate Notes accrue interest based on a floating interest rate, which is currently determined as London Interbank Offer Rate (“Libor”) plus 450 basis points and the amount outstanding is $203.4 million. An increase in Libor of 1% would increase our financial cost by $2.0 million. An increase in Libor of 2% would increase our financial cost by $4.1 million. The Floating Rate Notes will continue to accrue interest during the course of the concurso mercantil.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

The Floating Rate Notes

     On June 30, 2004, the Floating Rate Notes came due and we did not make the required principal payment of $203.4 million, thereby causing an immediate event of default on the Floating Rate Notes. As a result of the failure to pay the principal amount when due, the entire principal amount of the Floating Rate Notes is currently due on the Floating Rates Notes. We did not make the interest payments on the Floating Rate Notes nor the required principal payments under the indentures of either the Floating Rate Notes or the Fixed Rate Notes due to cash shortfalls from our operating activities. In addition to the payment event of default, there are other events of defaults under the indenture governing the Floating Rate Notes, including, but not limited to, those relating to insurance and financial covenants, and various cross defaults resulting from defaults under the Fixed Rate Notes indenture and the Menoscabo.

The Fixed Rate Notes

     On November 1, 2004, our Fixed Rate Notes came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest payments on the Fixed Rate Notes. The aggregate amount of interest payment due was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities.

Item 14. Material Modifications to the Rights of Security Holders

     Not applicable.

Item 15. Controls and Procedures

     Our CEO and chief financial offer (“CFO”) have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2004. These controls and procedures were designed to ensure that material information relating to us is communicated to the CEO and CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

Item 16. Audit Committee Financial Expert

Item 16. A) Disclosure of Audit Committee Financial Expert

     We do not have an audit committee financial expert but our Board of Directors is currently in the process of considering adding a new member to the Board of Directors who would qualify as an audit committee financial expert.

Item 16. B) Code of Ethics

     We have in place a code of ethics that applies to all officers and senior management. Our code of ethics was not amended during 2004 and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to our CEO, CFO or Chief Accounting Officer in 2004. An English translation of our code of ethics has been posted on our website at www.satmex.com and a copy of our code of ethics will be sent upon request.

Item 16. C) Principal Accountant Fees and Services

     The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2004 and 2003, respectively, were as follows:

	2004	2003
	(Amounts in thousands)
Audit fees	$234	$417
Audit related fees	12	13
Tax fees	114	122
All other fees	31	—

Total fees	$391	$552

     Audit fees: Audit fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, in connection with the audit of the annual financial statements and statutory and regulatory audits

     Audit-related fees: Audit-related fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, for financial accounting and reporting consultations.

     Tax fees: Tax fees in the above table are fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, for services for tax compliance and tax advice.

     Our audit committee must pre-approve any services provided by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, prior to any engagement that is not specifically included in the scope of the audit. In 2004, none of the fees paid to Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, were approved pursuant to a de minimus exemption. (1)

Item 16. E) Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not Applicable

(1)	The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5% or less of the total revenues paid by the audit client to the accountant during the fiscal year, (b) such services were not recognized at the time of engagement as non-audit services, and (c) such services were promptly brought to the attention of the audit committee and approved by the audit committee prior to completion of the audit.

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

PART III

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Satélites Mexicanos, S.A. de C.V.
Mexico City, Mexico

     We have audited the accompanying balance sheets of Satélites Mexicanos, S.A. de C.V. (the “Company”) (a subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S.A. de C.V. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 1, the Company has been subjected to an involuntary petition for reorganization under Chapter 11 of the U.S. Federal Bankruptcy Code and has also filed a voluntary concurso mercantil in the District Court in Mexico City. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

     The accompanying financial statements have been prepared assuming the Company will continue operating as a going concern. However, as mentioned in Note 1, the Company has recurring losses, current liabilities substantially exceed current assets, has defaulted on fixed rate debt securities and floating rate notes, and lacks short-term financing sources to finance its operations. These factors create substantial doubt about the Company’s ability to continue as a going concern. As described in Note 1, management’s plans to address this situation mainly consist of restructuring debt, obtaining additional resources to launch the Satmex 6 satellite and increase revenues. The financial statements do not include any adjustments that might result from this uncertainty.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Enrique Vázquez Gorostiza

June 29, 2005

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

BALANCE SHEETS
As of December 31, 2004 and 2003

	2004	2003
	(Amounts in thousands of
	U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$39,076	$13,011
Accounts receivable, net	2,487	3,477
Prepaid insurance	3,140	3,275
Due from related parties, net	4,327	2,685

Total current assets	49,030	22,448
Due from related parties long term	5,587	2,900
Satellites and equipment, net	222,019	255,775
Construction in process – Satmex 6	246,113	251,171
Concessions, net	424,805	437,711
Deferred financing costs, net		1,929
Guarantee Deposit	2,663	2,670
Other assets	761	854

Total assets	$950,978	$975,458

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$523,388	$523,550
Accounts payable	2,908	2,257
Accrued expenses	5,690	6,338
Interest payable	64,886	30,396
Due to related parties	4,980	3,205
Deferred revenue – Mexican government	2,200	2,200

Total current liabilities	604,052	567,946
Due to related parties	1,674	1,141
Deferred revenue — Mexican government	70,135	72,335
Deferred income taxes	55,014	44,553
Total liabilities	730,875	685,975

Commitments and contingencies
Stockholders’ equity:
Common stock (10,000,000 shares authorized, issued and outstanding)	388,068	386,561
Preferred stock (606,730 shares authorized, issued and outstanding)	31,886	31,886
Accumulated deficit	(199,851)	(128,964)

Total stockholders’ equity	220,103	289,483

Total liabilities and stockholders’ equity	$950,978	$975,458

See notes to financial statements.

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(Amounts in thousands of U.S. dollars)
Service revenue	$71,705	$78,823	$85,011

Operating expenses:
Satellite operations	13,871	13,086	17,059
Selling and administrative expenses	14,639	23,812	20,824
License and management fees	533	1,126	1,148
Depreciation expense and amortization of concessions	48,108	48,405	47,429

	77,151	86,429	86,460

Operating loss	(5,446)	(7,606)	(1,449)
Gain on in-orbit failure of Solidaridad 1		3,317	8,379
Interest income	3,583	304	2,001
Interest expense and amortization of deferred financing costs	(56,959)	(39,732)	(37,789)
Net foreign exchange (loss) gain	(97)	264	93

Loss before deferred income tax	(58,919)	(43,453)	(28,765)
Deferred income tax expense (benefit)	10,461	35,744	(8,837)

Net loss	(69,380)	(79,197)	(19,928)
Preferred stock dividend requirement	(1,507)	(1,507)	(1,507)

Net loss applicable to common stockholders	$(70,887)	$(80,704)	$(21,435)

See notes to financial statements.

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock		Preferred Stock		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total
	(Monetary amounts in thousands of U.S. dollars)
Balance January 1, 2002	10,000,000	$383,547	606,730	$31,886	$(26,825)	$388,608
Net loss					(19,928)	(19,928)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2002	10,000,000	385,054	606,730	31,886	(48,260)	368,680
Net loss					(79,197)	(79,197)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2003	10,000,000	386,561	606,730	31,886	(128,964)	289,483
Net loss					(69,380)	(69,380)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2004	10,000,000	$388,068	606,730	$31,886	$(199,851)	$220,103

See notes to financial statements.

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(Amounts in thousands of U.S. dollars)
Operating activities
Net loss	$(69,380)	$(79,197)	$(19,928)
Adjustments to reconcile net (loss) income to operating cash flow:
Depreciation expense and amortization of concessions	48,108	48,405	47,429
Amortization of deferred financing costs	1,929	2,238	2,315
Gain on in-orbit failure of Solidaridad 1		(3,317)	(5,277)
Deferred revenue — customers		(60)	21
Deferred revenue — Mexican government	(2,200)	(2,200)	(2,200)
Deferred income taxes	10,461	35,744	(8,837)
Interest income from restricted and segregated cash		(5)	(1,360)
Use of restricted and segregated cash for interest payments		177	15,400
Changes in assets and liabilities:
Accounts receivable	990	436	(2,836)
Prepaid insurance	135	1,441	5,870
Accounts payable and accrued expenses	3	1,125	(9,865)
Interest payable	34,490	16,200
Due from/to related parties	(2,021)	896	265
Deferred financing costs and other assets	100	(3,609)	(135)

Cash flow provided by operating activities	22,615	18,274	20,862

Investing activities
Use of restricted and segregated cash — satellite construction		6,645	108,013
Construction in progress — Satmex 6	5,058	(36,268)	(119,811)
Acquisition of equipment	(1,446)	(1,638)	(3,436)

Cash flow provided by (used in) investing activities	3,612	(31,261)	(15,234)

Financing activities
Use of restricted and segregated cash — debt payments			26,626
Borrowing under revolving credit facility			13,000
Repayment of revolving credit facility			(13,000)
Repayment of floating rate notes	(162)	(824)	(31,626)

Cash flow used in financing activities	(162)	(824)	(5,000)

Increase (decrease) in cash and cash equivalents	26,065	(13,811)	628
Cash and cash equivalents — beginning of year	13,011	26,822	26,194

Cash and cash equivalents — end of year	$39,076	$13,011	$26,822

Supplemental disclosures
Capitalized interest		$18,572	$14,243
Interest paid	$14,664	$30,325	$49,309

See notes to financial statements.

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO THE FINANCIAL STATEMENTS
(Monetary Amounts Expressed in U.S. dollars)

1. The Company

     Satélites Mexicanos, S.A. de C.V. (The “Company’’ or “Satmex’’) is the leading provider of fixed satellite services in Mexico and has expanded its services to become a leading provider of fixed satellite services throughout Latin America. Satmex provides transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. It also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. Satmex is also marketing the use of satellite transmission capacity for new applications, such as Internet access via satellite.

     Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the U.S., Canada and 43 other nations and territories in Latin America. The broadcasting customers include Televisa and Productora y Comercializadora de Televisión, S.A. de C.V. (“PCTV”) and the telecommunications services customers include Teléfonos de México S.A. de C.V. (“Telmex”) and Petróleos Mexicanos (“Pemex”). Satmex data and Internet customers include Hughes Network Systems (“HNS”).

     Satmex currently owns and operate two satellites. Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0° W.L. and 116.8° W.L., respectively, and expect to launch a third satellite, Satmex 6, not before early 2006. In total, the company has 96 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental U.S., the Caribbean and all of Latin America, other than certain regions in Brazil.

     On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries, “Loral’’) and Principia, S.A. de C.V. (“Principia’’), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento’’) and its wholly owned subsidiary, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios’’) acquired 75% of Satmex’s issued and outstanding stock from the government of Mexico for approximately $647 million. The remaining 25% of the Company’s capital stock was retained at that time by the Mexican government. Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. As of December 31, 2004, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

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

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

     Recent Developments

     Defaults on Indebtedness

     On June 30, 2004, the Floating Rate Notes came due and the company did not make the required principal payment of $203.4 million. On November 1, 2004, the Fixed Rate Notes came due and the Company did not make the required principal payment of $320.0 million. Also, the company did not make the August 1, 2003, February 1, 2004, and August 1, 2004 interest payments on the Fixed Rate Notes or the interest due on maturity of the Fixed Rate Notes. The aggregate amount of interest payment due was $56.7 million. Satmex did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from its operating activities.

     On December 29, 2004, the debt obligation of the Satmex parent company, Servicios, to the Menoscabo of approximately $125.1 million plus accrued interest of approximately $63 million came due and Servicios did not make payment of such amounts. This debt obligation is secured by the shares of Firmamento held by Loral and Principia. As a result of the payment defaults under the Menoscabo, the Mexican government could initiate proceedings against Servicios, which may include foreclosure on the Firmamento shares and possibly transfer of those shares. The Company does not know what actions the Mexican government may take to exercise its remedies pursuant to the Menoscabo. The Mexican government may participate as an interested purchaser of those holdings and, if awarded the sale, it would gain direct control of Firmamento and indirect control of Satmex. If the Mexican government gains control, Satmex cannot make any assurances that it would assume any of the debt, including the Fixed Rate Notes or the Floating Rate Notes. Also, in that scenario, the Company would be controlled and managed by the Mexican government.

     Satmex’s defaults on fixed and floating rate notes allow the holders of such notes to demand the respective payment of principal.

     As a consequence of the defaults described above, on May 25, 2005, certain holders of the Company Fixed Rate Notes and the Floating Rate Notes (the “Petitioning Creditors”) filed an involuntary petition (the “Involuntary Petition”) commencing a Chapter 11 case under the Bankruptcy Code against the company in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

     On June 14, 2005, the Bankruptcy Court approved a stipulation between the Company and the Petitioning Creditors extending the time to respond to the Involuntary Petition, which may be extended further to allow the parties time to attempt to negotiate a consensual restructuring. Rather than consenting to the Involuntary Petition and the Bankruptcy Court’s entry of an order for relief, if a consensual restructuring cannot be negotiated that the parties agree will be implemented in a U.S. Chapter 11 case, Satmex intend to seek dismissal of the Involuntary Petition on various grounds, including, but not limited to, lack of the Bankruptcy Court’s jurisdiction over the Company and the pendency of the voluntary Mexican concurso mercantil.

     Ultimately, however, the Company is unable to predict if the Bankruptcy Court will enter an order for relief making the Company a U.S. debtor in a Chapter 11 case or the outcome of the bankruptcy case. Furthermore, the Company is unable to predict the impact of the bankruptcy case on Satmex or the concurso mercantil proceedings and vice versa.

     In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 the company filed a voluntary concurso mercantil in the District Court in Mexico City. The District Court in Mexico City has not yet accepted the filing.

     The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities: (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof: (c) as to stockholder

SATELITES MEXICANOS, S. A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

Going concern

     Satmex has defaulted on payment of its fixed and floating rate notes, has had recurring losses and has current liabilities substantially exceeding current assets. Negative advertising has caused existing customers to have doubts. Defaults and the inability to pay Satmex’s debt, added to a lack of access to additional financing, generate substantial doubts about Satmex’s ability to continue as a going concern, unless it is able to restructure its debt, finance the launch of Satmex 6 and generate revenues. These factors indicate that Satmex may not be able to continue as a going concern. Management’s plans in relation to these issues are described in Note 1 to the financial statements. The financial statements do not include adjustments related to asset valuation and classification and liability classification and amounts, which may be necessary if Satmex is unable to continue as a going concern.

Loss of Solidaridad 1

     In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million- After deducting prepaid insurance of $1.6 million, unpaid insurance premiums of $12.5 million, on-going monitoring costs and the excess of the estimated cost over revenue for the then committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and the Company reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. In 2003, Satmex canceled the balance of the reserve for monitoring costs of $3.3 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

Satmex 6

     Satmex 6, the replacement satellite of Solidaridad 1, was manufactured by Space Systems/Loral, Inc.(“SS/L”) and is not expected to be launched before early 2006 into 113.0° W.L. Satmex 6, an FS 1300 X model, has a total of 60 36MHz transponders, 36 in C-band and 24 in Ku-band. Upon initiating operations, Satmex 6’s operating life is expected to be 15 years.

     Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in the fleet. It wil be roughly 300% more powerful than Solidaridad 1 and roughly 50% more powerful than Satmex 5. It will have hemispherical coverage in both C- and Ku-bands. From Canada to Argentina, Satmex 6 will cover all the 48 contiguous U.S. states and Hawaii, the Caribbean, all of Latin America and most of Brazil.

     In October 2003, the Satmex 6 satellite was completed and delivered to the Arianespace launch facilities in Kourou, French Guiana. It is currently being maintained in protective storage at the launch site. Due to the protracted storage period, additional testing on the satellite wil be required. The company continues to hold discussions with Arianespace regarding the launch of Satmex 6 on an Ariane 5 ECA. In order to launch the Satmex 6 satellite, the company must make the payment of the launch insurance premium and other launch related payments estimated to be up to $50 million.

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

2.	Basis of Presentation and Summary of Significant Accounting Policies

     Basis of Presentation

     The Company’s financial statements are presented in U.S. dollars and have been prepared using accounting principles generally accepted in the United States of America.

     Reclassifications

     Certain amounts in the financial statements as of and for the year ended December 31, 2003 and 2002 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2004.

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

     Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2004		2003		2002
Current exchange rate at December 31	Ps	.11.26	Ps	.11.24	Ps	.10.31
Weighted average exchange rate		11.29		10.79		9.66

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

     Use of Estimates

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for doubtful accounts, the valuation of long-lived assets, the valuation allowance of deferred income tax assets, and the estimated useful lives of the satellites.

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

     Restricted and Segregated Cash

     In accordance with the Company’s debt agreements, the insurance proceeds from the failure of Solidaridad 1 were restricted to debt service on the Company’s Floating Rate Notes and revolving credit facility and for payments toward the construction and launch of Satmex 6. Upon receipt of the net insurance proceeds of $235.3 million, Satmex allocated $50.0 million of the proceeds for debt service and the remainder of the proceeds towards the construction and launch of Satmex 6. At December 31, 2003, Satmex had used all of the restricted and segregated cash received.

     Satellites and Equipment

     Satellites and equipment are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

     The estimated useful lives of the Company’s satellites and equipment, as of the commencement of useful life, were:

Solidaridad 2	14.5	years
Satmex 5	15	years
Equipment	9	years
Antenna	5	years
Furniture and fixtures	10	years

     Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates.

     Gains or losses from unsuccessful launches and in-orbit failures of the Company’s satellites, net of insurance proceeds, are recorded in the period in which a loss occurs.

     Construction in Progress

     Costs incurred in connection with the construction and successful deployment of the Company’s satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. There was no capitalized interest related to the construction of Satmex 6 in 2004. Capitalized interest related to the construction of Satmex 6 was $18.6 million and $14.2 million for the years ended December 31, 2003 and 2002, respectively. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. The estimated useful life of the satellites was determined by engineering analyses performed at the satellite’s in-service date. Satellite useful lives are reevaluated periodically.

     Except for the Company’s in-orbit satellites and Satmex 6, all the Company’s long-lived assets are located in Mexico.

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

     Concessions

The Mexican government granted Satmex the rights to three 20-year concession titles (the “Concessions’’), to operate in three orbital slots. The Concessions are renewable on certain conditions for an additional 20 years at no additional cost.

     The Concessions require Satmex to reserve certain capacity on each satellite for use by the Mexican government. The Concessions are being amortized over 40 years using the straight-line method. Amortization expense totals $12.9 million annually.

     Deferred Financing Costs

     Deferred financing costs are being amortized over the period of the related debt (see Note 6). Amortization expense for the years ended December 31, 2004, 2003 and 2002 was $1.9 million, $2.2 million and $2.3 million, respectively.

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

     Labor Obligations

     Satmex has no employees; personnel services are provided by affiliated service companies under executed service contracts. Upon payment, affiliated companies charge Satmex for seniority premiums and other benefits in favor of personnel assigned to Satmex. Accordingly, Satmex recognizes a liability in results as they are accrued. Retirement payments made by affiliated companies to such personnel are recorded in Satmex’s results when determined to be payable.

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

     The fair value of the Company’s Floating Rate Notes (with a nominal and recorded amount of $203.4 million), based on best estimates at December 31, 2004, was approximately $174.9 million. At December 31, 2004, the fair value of the Company’s Fixed Rate Notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $176.0 million.

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

     Derivatives that are considered to be hedges from an accounting perspective are recognized in the balance sheet at fair value with changes in fair value either: (1) offset by changes in fair value of the hedged assets, liabilities or firm commitments through earnings as a component of the corresponding asset or liability if the derivative is designated as a fair value hedge, or (2) recognized in other comprehensive income until the hedged item is recognized in earnings if the derivative is designated as a cash flow hedge. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge. The Company has not entered to any derivative contracts for the years ended December 31, 2004, 2003 and 2002.

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

     A large portion of revenues are derived from a small number of customers. Approximately thirty-eight of the customers account for approximately 80% of the current revenue base, and the top 10 customers represented approximately 57% of the revenues during 2004. Satmex largest customer is HNS. Revenue from HNS represented 28%, 23%, and 15% of service revenue for the years ended December 31, 2004, 2003 and 2002, respectively. The Company expect that HNS will continue to expand its capacity requirements and represent a greater portion of the service revenue in 2005. Revenue from the Mexican government represented 8%, 7%, and 8% of service revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Early in 2004, one of the top ten customers, Verestar, Inc. (“Verestar”) filed for relief under Chapter 11 of the U.S. Bankruptcy Code and rejected their satellite service contract and therefore is no longer using the services. Verestar represented approximately 8% of the 2003 revenue. Some of the companies that belong to Grupo Azteca have notified us of an early termination of their contracts. Grupo Azteca

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

represented approximately 4% of the 2004 revenue. If other significant customers cancel their contracts or fail to renew their contracts, it would adversely affect the revenues while only marginally lowering the expenses.

     Approximately 46%, 42% and 49% of the service revenue for the years ended December 31, 2004, 2003 and 2002, respectively, were generated from customers in Mexico and 47%, 52% and 44% of the service revenue for those years were generated from customers in the U.S.

     Recent Accounting Pronouncements

     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. We have not yet quantified the effect of the future adoption of SFAS 123R.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” or SFAS 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on its financial position, results of operations or cash flows.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns or both. The Company has applied the

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

provisions of FIN 46 and FIN 46-R to all entities subject to these provisions as of December 31, 2004. The Company does not currently have any variable interest in a variable interest entity and therefore the adoption of the standard did not have an effect on Satmex’s financial position, results of operations or cash flows.

     In March 2004, the Emerging Issues Task Force (“EITF”) confirmed as a consensus EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this Issue is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been deferred and are effective for the annual periods ending after June 15, 2004.

3.	Accounts Receivable

	December 31,
	2004	2003
	(In thousands)
Customers	$1,441	$3,123
Prepaid expenses	978	1,275
Value added tax recoverable	101	652
Other	530	286
Allowance for doubtful accounts	(563)	(1,859)

	$2,487	$3,477

4.	Satellites and Equipment

	December 31,
	2004	2003
	(In thousands)
Satellites	$403,707	$409,119
Equipment	31,929	31,399
Furniture and Fixtures	7,623	7,384
Leasehold improvements	4,498	4,467
Construction in process — other	730	336

	448,487	452,705
Accumulated depreciation	(226,468)	(196,930)

	$222,019	$255,775

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

     Depreciation expense was $35.2 million, $35.5 million and $34.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     During 2004, Satmex obtained a refund of an insurance deposit of $5.1 million related to the launch of Satmex 6, such amount was originally capitalized as part of Satmex 6’s construction costs; therefore, in 2004, capitalized construction costs have been decreased accordingly.

5.	Balances and Transactions with Related Parties

	December 31,
	2004	2003
	(In thousands)
Amounts receivable, net:
Loral	$3,884	$2,342
Enlaces Integra, S. de R.L. de C.V. ("Enlaces")	847	267
Mexican government agencies	499	1,959
Related Service Companies	19	51
Allowance for doubtful accounts	(922)	(1,934)

	$4,327	$2,685

Amounts receivable long-term:
Enlaces (1)	$5,587	$2,900

	December 31,
	2004	2003
	(In thousands)
Amounts payable:
Loral	$3,434	$1,925
Related Service Companies	1,546	1,280

	$4,980	$3,205

Amounts payable long-term
Loral	$1,674	$1,141

     (1) The balance includes $2.9 million of a note payable bearing 10.34% fixed interest rate, due on December 2009.

     Transactions with related parties, not otherwise disclosed, are as follows:

	December 31,
	2004	2003	2002
	(In thousands)
Revenues
From Mexican government agencies services	$4,654	$5,648	$6,708
From Loral services	1,542	2,737	2,600
From Enlaces services and lease of equipment	1,159	1,218	651
From Enlaces interest income	7		204
From Related Service Companies	5
Expenses
Related Service Companies (Administrative labor)	$14,773	$15,464	$16,881
Loral storage — Satmex 6	1,753

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

	December 31,
	2004	2003	2002
	(In thousands)
Enlaces recovery of expenses	(2,597)
Intellectual Property fee to Loral	533	1,141	1,213
Rent control center to Mexican government	382	407	321
Purchase equipment to Enlaces	107		2,388
Guaranty fees to Servicios and Firmamento	53	63	102
Replacement capacity to Loral	7	989	4,196
Sales commissions to Loral		395	547
Construction in progress
Construction of Satmex 6 to Loral		$12,170	$22,080

6.	Long-Term Debt

	December 31,
	2004	2003
	(In thousands)
Floating Rate Notes (6.71% and 5.62% at December 31, 2004 and 2003 respectively)	$203,388	$203,550
Fixed Rate Notes	320,000	320,000

Total debt	$523,388	$523,550

     The Fixed Rate Notes

     On February 2, 1998, Satmex issued the Fixed Rate Notes in an aggregate principal amount of $320 million, which matured on November 1, 2004, all of which was outstanding on December 31, 2004. The interest rate on the Fixed Rate Notes is 10.125%. The Fixed Rate Notes are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of the existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of the future subordinated indebtedness.

     The Fixed Rate Notes indenture contains certain covenants that impose certain limitations and restrictions on the ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of the assets and make investments in unrestricted subsidiaries. The events of default under the Fixed Rate Notes indenture includes various events of default customary for similar issues of notes, including the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization. Satmex is currently in default on these notes. (See Note 1. Defaults on Indebtedness).

     The Floating Rate Notes

     On March 4, 1998, Satmex issued unsubordinated debt securities of $325 million with collateral at a floating interest rate due on June 30, 2004. The $203.4 million balance is outstanding as of December 31, 2004. The Floating Rate Notes rank senior in right of payment to all of subordinated debt and pari passu in right of payment to all senior indebtedness, including the Fixed Rate Notes. They are secured by a lien on substantially all of the Company’s assets. The Floating Rate Notes bear interest at rates based either on LIBOR or the base rate specified in the Fixed Rate Notes indenture, at the Company’s option, and are redeemable at the Company’s option. In addition, the Floating Rate Notes are guaranteed by Firmamento and Servicios.

     Floating rate notes have accrued interest at LIBOR plus 4.5 points or at the base rate specified in the contract.

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

     In addition to containing similar covenants as the Fixed Rate Notes, the Floating Rate Notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on spending for capital expenditures. Satmex is currently in default on these notes (See Note 1, Defaults on Indebtedness).

     See Note 1 for additional information related to Defaults on Indebtedness.

7.	Stockholders’ Equity

     At December 31, 2004 and 2003 the Company’s issued and outstanding capital stock was comprised of a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares, respectively in both years.

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of Series N or Series B common stock on and after February 2, 2005. As of December 31, 2004, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%. Loral and Principia own 65% and 35% of Firmamento, respectively.

     At December 31, 2004 and 2003, the issued and outstanding capital stock of the Company consisted of the following:

	December 31,
Series	2004	2003
A Common stock	2,601,000	2,601,000
B Common stock	2,499,000	2,499,000
N Common stock	4,900,000	4,900,000
C Preferred stock	606,730	606,730

	10,606,730	10,606,730

     At December 31, 2004 and 2003 the capital stock and the notional value is as follows:

	2004		2003
	Shares	Amount	Shares	Amount
		(In thousands)		(In thousands)
Common stock:
Fixed portion	5,000	$6	5,000	$6
Variable portion	9,995,000	388,062	9,995,000	386,555

	10,000,000	$388,068	10,000,000	$386,561

Preferred stock:

Fixed portion	606,730	$31,886	606,730	$31,886

     Stockholders’ equity except restated paid-in capital and tax retained earnings will be subject to a dividend tax, payable by the Company, in the event of distribution. In 2004 and 2003, the rate was 34% and 33%, respectively; it will decrease to 30% in 2005, subsequently, one percentage point until reaching 28% in 2007. Any income tax paid on such distribution may be credited against the income tax payable for the year in which the tax on the dividend is paid and for the two fiscal years following such payment.

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

8.	Income Tax and Tax on Assets

     Income tax expense (benefit) for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
	(In thousands)
Net deferred income tax expense (benefit)	$10,461	$35,744	$(8,837)

     The components of the net deferred income tax asset (liability) were as follows:

	December 31,
	2004	2003
	(In thousands)
Tax loss carryforwards	$104,806	$106,377
Deferred revenue	14,514	17,212
Other, net	2,302	2,568
Satellites and equipment	(39,057)	(47,390)
Concessions	(31,865)	(36,526)
Prepaid insurance	(908)	(1,749)
Deferred financing costs		(467)

Subtotal	49,792	40,025
Valuation allowance	(104,806)	(84,578)

Net long term deferred tax liability	$(55,014)	$(44,553)

     At December 31, 2004 the Company had tax loss carryforwards, which are available to offset future taxable income, of approximately $374 million which expire from 2008 to 2014. Due to the uncertainties regarding the Company’s ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $104.8 million at December 31, 2004 against the deferred tax assets.

Expiration Date	(In thousands)

2008	$92,109
2010	128,400
2012	59,013
2013	69,264
2014	25,520

$374,306

     The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law.

     The provision for income tax, for the years ended December 31, 2004, 2003 and 2002 differs from the Mexican statutory income tax rate as follows:

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

	2004	2003	2002
	(In thousands)
Tax benefit at Mexican statutory income tax rate (33%) in 2004 and (34%) in 2003 and (35%) in 2002	$(19,443)	$(14,774)	$(10,068)
Inflation component and effect of remeasurement	1,113	(8,981)	(11,895)
Non deductible expenses	71	529	79
Change in valuation allowance	36,300	58,970	14,887
Effect of change in statutory tax rates	(7,580)		(1,840)

Net income tax expense (benefit)	$10,461	$35,744	$(8,837)

     Satmex is subject to income tax and tax on assets. Income tax is calculated considering as taxable or deductible certain inflationary effects such as depreciation calculated on pesos of purchasing power at the end of the year, which allows to deduct actual costs and to accumulate or deduct the effects of inflation over certain monetary assets and liabilities. The income tax rate was 33 % in 2004 and 34 % in 2003. Tax on assets is calculated by applying 1.8% on the net average of the majority of restated assets, less certain liabilities and is payable only to the extent that it exceeds income tax payable for the same period; any required payment of tax on assets is creditable against the excess of income tax over tax on assets for the following ten years. In 2004 Satmex had no tax on asset basis and in 2003 the tax on assets was offset against the credit available due to the immediate deduction taken in 1998 of the cost of the Satmex 5 satellite.

     On December 1st, 2004, certain amendments to the income tax and tax on assets laws were enacted and are effective as of 2005, the most significant amendments are as follows:

a)	Reduces the statutory income tax rate as follows : 30% for 2005, 29% for 2006 and 28 % for 2007.

b)	Bank Liabilities and liabilities with foreign entities are now included in the determination of the asset tax base.

     To determine deferred income tax at December 31, 2004, Satmex applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the income tax composition and income tax reconciliation tables above under the caption, “effect of change in statutory tax rates”.

9.	Commitments and Contingencies

     In November 2004, Satmex renewed the in-orbit insurance for Solidaridad 2 for a 372 days period on substantially similar terms to the previous one-year policy. The current policy for Solidaridad 2 is bound for $35 million and does not insure against an in-orbit failure due to the loss of the satellite’s spacecraft control processors, the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Further, the current policy requires that 75% of the satellite’s capacity must be impaired before a total loss can be declared.

     The original insurance policy covering Satmex 5 expired on December 5, 2003. In December 2003 and again in December 2004, Satmex renewed the in-orbit insurance for the Satmex 5 satellite and such insurance was bound for $75 million. The new policy excludes coverage for the Xenon Ion Propulsion Systems (“XIPS”) and any related systems as well as anomalies with the same telemetry signature as the anomaly that occurred on October 12, 2004 and the transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. Except as otherwise provided above, the new policy is effective as of December 5, 2004 for a one-year period an is based on prevailing market terms and conditions. Furthermore, the current policy requires that 75% of the satellite’s capacity must be impaired before a total loss can be declared.

     Any uninsured loss of Satmex 5 or Solidaridad 2 would have a material adverse effect on Satmex’s results of operations and financial condition.

     Satmex 5 was launched in 1998 with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, the Company currently estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.7 years of station-keeping capability to maintain its position in orbit.

     During standard station-keeping procedures to maintain Satmex 5’s position in orbit, on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Satmex engineers and the manufacturer, Boeing Satellite Systems, working together, returned the primary XIPS to an acceptable level of operation.

     On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption on some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system; however, the Company cannot assure that Satmex 5 or Solidaridad 2 will continue to operate satisfactorily and that there will not be a significant system failure that will result in a partial or total loss of either satellite.

     In February 2004, the Company returned to the secondary XIPS as the operating propulsion system. During May, 2005 the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has been operated by the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. Maneuver testing in the secondary XIPS continues to be performed, but to date substantially all such tests have failed. If both of these systems were to fail, the Company could lose operation of Satmex 5 within 3.7 years and the business would be materially and adversely harmed.

     The Company contracted with SS/L to build Satmex 6, the replacement satellite for Solidaridad 1. As a result of schedule delays, Satmex and SS/L agreed that Satmex 6 would be delivered in 2003. Under the original contract, the Company earned certain liquidated damages as a result of the delay. Satmex concluded the negotiation with Loral and SS/L of an amendment to the contract, which, among other things, waives the liquidated damages in exchange for a like amount of other benefits that include additional work required on the satellite, a reduction in future orbital incentive payments due to SS/L and certain other financial benefits.

     Tax differences in transactions with foreign related parties may arise if tax authorities consider that prices and amounts used by Satmex are not similar to those used with independent parties in comparable transactions. Satmex prepared the 2001 transfer pricing study, which indicates that transactions with related parties are valued at market values similar to those with third parties. The 2004 study is being updated.

     At December 31, 2004, 88.2% of the Company’s liabilities were outstanding for more than 30 days, and the Company does not have cash or equivalents to fully meet its obligations. According to the Mexican bankruptcy law (Ley de Concursos Mercantiles) (the “LCM”), this factor places the Company in a general state of default and either Satmex or any of its creditors may initiate Concurso Mercantil proceedings of the Company.

     As of December 31, 2004, Satmex had a contingent obligation in the amount of $4.5 million representing three surety bonds issued as a condition to maintain compliance with the orbital concessions. Satmex pledged and deposited $2.7 million as collateral to these surety bonds. The collateral will be returned to the Company upon the completion of the financial restructuring.

     The Company leases office space under a noncancelable operating lease that expired in May 2005. The monthly rent, including maintenance, is approximately $106,000. Rent expense under this lease was $1.1 million, $1.3 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Minimum payments for the future will amount to $470,000.

     Future minimum revenue due from customers under non-cancelable operating contracts for transponder capacity on satellites in-orbit as of December 31, 2004, are as follows:

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.

2004
(In thousands)
2005	$56,370
2006	31,733
2007	19,006
2008	10,901
2009	8,697
Thereafter	23,111

$149,818

10.	Revenue by Customer Location

     The following table presents revenue by country based on customer location for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
	(In thousands)
Mexico	$32,712	$33,449	$41,630
United States	33,569	40,740	37,619
Other	5,424	4,634	5,762

Total	$71,705	$78,823	$85,011

     The Company does not present segment disclosure as it only operates in one segment.

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2004, 2003 and 2002

		Additional
	Balance at	Charged				Balance at
	Beginning of	(credited) to				End of
	year	Expenses	Deductions			Year
	(Amounts in thousands of U.S. dollars)
Allowance for doubtful accounts
Year ended December 31, 2004	$1,859	$12		$1,308	(1)	$563
Year ended December 31, 2003	$1,739	$300		$180	(1)	$1,859
Year ended December 31, 2002	$2,046	$254		$561	(1)	$1,739
Allowance for due from related parties accounts
Year ended December 31, 2004	$1,934	$		$1,012		$922
Year ended December 31, 2003	$430	$1,504	$			$1,934
Year ended December 31, 2002	$	$430	$			$430
Valuation allowance deferred income taxes
Year ended December 31, 2004	$84,578	$20,228	$			$104,806
Year ended December 31, 2003	$25,608	$58,970	$			$84,578
Year ended December 31, 2002	$10,721	$14,887	$			$25,608

(1)	Write-offs of uncollectible accounts.

* * * * * *

SATELITES MEXICANOS, S.A. DE C.V.
(A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

Item 19. Exhibits

Exhibit No.	Description
1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V.†
1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation).†
2.1	Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee.†
2.2	Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.†
2.3	First Supplemental Indenture, dated as of June 30, 1998, Supplemental to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.†
2.4	Second Supplemental Indenture, dated as of February 16, 2000, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors, and Citibank, N.A., as trustee.††
2.5	Supplemental Indenture, dated as of November 25, 2002, to Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as trustee.†††
2.6	Third Supplemental Indenture, dated as of March 18, 2003, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S.A. de C.V., as the Issuer, Firmamento Mexicano S. de R.L. de C.V. and Servicios Corporativos Satelitales, S.A. de C.V., as Guarantors and Citibank, N.A., as trustee.†††
4.1	Satellite Concession 116.8 degrees W.L.†
4.2	Satellite Concession 116.8 degrees W.L. (English Translation)†
4.3	Satellite Concession 113.0 degrees W.L.†
4.4	Satellite Concession 113.0 degrees W.L. (English Translation)†
4.5	Satellite Concession 109.2 degrees W.L.†
4.6	Satellite Concession 109.2 degrees W.L. (English Translation)†
4.7	Property Concession†
4.8	Property Concession (English Translation)†
4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.†
12.1	Section 302 Certification of Sergio Miguel Angel Autrey Maza, Chief Executive Officer.*
12.2	Section 302 Certification of Cynthia Pelini, Chief Financial Officer.*
13.1	Section 906 Certification of Sergio Miguel Angel Autrey Maza, Chief Executive Officer.*
13.3	Section 906 Certification of Cynthia Pelini, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Annual Report on Form 20-F for the year ended December 31, 1999.

†††	Incorporated by reference from the registrant’s Annual Report on Form 20-F for the year ended December 31, 2002.

*	Filed herewith.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S.A. de C.V.
By:	/s/ Cynthia Pelini
Cynthia Pelini
Chief Financial Officer

Date: June 30, 2005