Form 20-F
period 2005-12-31
SATELITES MEXICANOS SA DE CV
filed 2006-07-17
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A
Commission File No. 333-8880
Satélites Mexicanos, S.A. de C.V.
Mexican Satellites, a Mexican Company of Variable Capital
(Translation of the Registrant’s Name into English)
Rodolfo Gaona No. 86
Col. Lomas de Sotelo
11200 Mexico, D.F.
Mexico
(52) 55-2629-5800
Jurisdiction of incorporation: Mexico
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
10.125% Series B Senior Notes due 2004
The number of outstanding shares of capital stock as of December 31, 2005 was:
2,550 Class I Series A Shares
2,598,450 Class II Series A Shares
2,450 Class I Series B Shares
2,496,550 Class II Series B Shares
4,900,000 Class II Series N Shares
606,730 Class I Series C Shares
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☐          No ☑
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐          No ☑
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated Filer ☐          Non-accelerated filer ☑
      Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑

i

PART I

ITEM 3.	Key Information
SELECTED FINANCIAL DATA
      The following table presents selected financial information for Satélites Mexicanos, S.A. de C.V. (“we,” “us” or the “Company” or “Satmex”) for each of the five years in the period ended December 31, 2005. The information was derived from our audited financial statements which were prepared in accordance with accounting principles generally accepted in the U.S. The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors”, “Operating and Financial Review and Prospects” and to our financial statements, and the related notes thereto, included elsewhere herein.

	Years Ended December 31,

	2005	2004	2003	2002	2001

	(Amount in millions of U.S. dollars)
Statement of Operations Data:
Revenue(l)	$69.9	$71.7	$78.8	$85.0	$128.0
Operating (loss) income(1)	(11.1)	(5.4)	(7.6)	(1.4)	35.1
Loss before income taxes	(70.6)	(58.9)	(43.4)	(28.7)	(4.3)
Deferred income tax (expense) benefit	(0.2)	4.4	(21.3)	8.8	1.1
Net loss	(70.8)	(54.5)	(64.7)	(19.9)	(3.1)
Net loss applicable to common stockholders(2)	(72.3)	(56.0)	(66.3)	(21.4)	(4.6)
Other Data:
Depreciation and amortization	$47.9	$48.1	$48.4	$47.4	$47.3
Capital expenditures	8.3	1.4	37.9	123.2	95.7
Balance Sheet Data (at end of period):
Total assets	$925.3	$953.4	$977.1	$1,004.8	$1,089.3
Current maturities of long term debt	527.7	523.4	523.6	1.0	13.6
Long-term debt	—	—	—	523.4	542.4
Stockholders’ equity	178.6	249.4	303.9	368.7	388.6

(1)	In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, unpaid insurance premiums of $12.5 million, on-going monitoring costs and the excess of the estimated cost over revenue for the then-committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. In 2003, Satmex canceled the balance of the reserve for monitoring costs of $3.3 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

(2)	Net loss applicable to common shareholders comprises our net loss for the year less our preferred stock dividend.

EXCHANGE RATES
      The following table presents the period-end, average, low and high noon buying rate published by the Federal Reserve Bank of New York for the purchase and sale of U.S. dollars, each expressed in Mexican pesos per dollar. The exchange rate translations presented should not be construed as representations that the peso amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated.

	Exchange Rate(1)

Year Ended December 31,	Period End	Average(2)	Low	High

2001	9.14	9.34	8.95	9.97
2002	10.31	9.66	9.00	10.36
2003	11.24	10.79	10.11	11.40
2004	11.26	11.29	10.82	11.63
2005	10.71	10.90	10.41	11.40
2006: January	10.46		10.46	10.71
February	10.48		10.43	10.53
March	10.95		10.46	10.96
April	11.11		10.85	11.14
May	11.13		10.84	11.29
June	11.40		11.27	11.48

(1)	Source: Federal Reserve Bank of New York.

(2)	Average of month-end rates.
      The noon buying rate for the purchase and sale of U.S. dollars, expressed in Mexican pesos per dollar, was 11.05 on July 17, 2006 .
CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS
      This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believes”, “expects”, “plans”, “may”, “will”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below. We undertake no obligation to update any forward-looking statement.
Factors Relating to Satmex

The order entered by the Mexican court to conclude our concurso mercantil may be appealed, or another court procedure used to delay our exit from the concurso mercantil, and if such an appeal or procedure is made or delay occurs, we cannot assure you of its outcome.
      We have defaulted on the principal and interest payments of our $203.4 million senior secured floating rate notes due June 2004 (the “Floating Rate Notes”) and on the interest and principal payments of our $320.0 million 10.125% senior notes due November 2004 (the “Fixed Rate Notes”). In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005, we filed in the Second Federal

District Court in Mexico City (the “Court”) a voluntary petition for concurso mercantil, a Mexican bankruptcy proceeding, which, like a U.S. bankruptcy case, favors the reorganization of companies.
      On March 31, 2006, we entered into a comprehensive restructuring agreement (the “Restructuring Agreement”) with the holders of a majority of our Floating Rate Notes and the holders of more than two-thirds of our Fixed Rate Notes (the “Consenting Creditors”). This agreement seeks to restructure our existing indebtedness and re-align our capital structure as outlined in a plan (called a convenio concursal) agreed upon in the course of our concurso mercantil which restructuring we intend to implement through a U.S. chapter 11 case once we are able to exit the concurso mercantil. Our shareholders, Servicios Corporativos Satelites, S.A. de C.V. (“Servicios”), Principia, S.A. de C.V. (“Principia”) and Loral Skynet Corporation (“Loral Skynet”), a subsidiary of Loral Space & Communications Inc. (“Loral”), also signed the Restructuring Agreement. The convenio concursal was approved and executed by us and by the required percentage of our recognized creditors and submitted to the Court for approval. In order for us to commence a U.S. chapter 11 case, the Court must issue an order approving the convenio concursal. On July 17, 2006, the Court issued such an order, thus approving the convenio concursal. Such order is subject to a nine business day appeal period. Pursuant to Mexican law, the Court’s order may be appealed by a creditor or a creditor could pursue various procedural actions and challenges that the Court would be required to consider. If the order of the Court is appealed so that we are unable to obtain a final order for an extended period of time or if the order is reversed, the creditors who signed our Restructuring Agreement may no longer be bound by its terms, and we could be forced to negotiate a new restructuring with them or be forced into liquidation (quiebra) in Mexico. In addition to the risk of liquidation, our business could be adversely affected by any delay in our restructuring since potential customers may be unwilling to enter into contracts with a company that is in a prolonged concurso mercantil and some of our existing customers may not renew their contracts with us. See “Regulation — Ley de Concursos Mercantiles of Mexico” for additional information.

If a financial reorganization is not consummated, we face a substantial risk of liquidation.
      Our financial statements have been prepared under the assumption that we will continue as a going concern. However, we believe, and our independent auditors have stated in their most recent report, that due to our liquidity crisis, among other factors, there is substantial doubt about our ability to continue as a going concern if our financial restructuring is not consummated. Our financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not successful in consummating a financial restructuring as outlined in the Restructuring Agreement and in the convenio concursal, which we intend to implement through a U.S. chapter 11 case, and we are instead forced into liquidation, we might lose the Orbital Concessions (defined below) granted to us by the Mexican government and/or be otherwise unable to continue our operations and may be required to liquidate our entire operations. If we are required to liquidate our operations, our creditors will likely incur a significant loss and their overall recovery will very likely be materially less than what they would receive if a financial restructuring were consummated. See “Regulation — Ley de Concursos Mercantiles of Mexico” for additional information.

If we are successful in exiting our concurso mercantil and we file a U.S. chapter 11 case, we cannot assure you that we will be able to successfully complete the restructuring in the U.S. bankruptcy case.
      Under the terms of the Restructuring Agreement, when the Court’s order approving the convenio concursal becomes final and non-appealable, we will file a chapter 11 case in the U.S. to implement the restructuring of our existing indebtedness and realign our capital structure. During a chapter 11 case, our operations, including our ability to execute our business plan, will be subject to the risks and uncertainties associated with a U.S. bankruptcy, and as a result, we may not be able to successfully restructure in the U.S. bankruptcy case. Those risks and uncertainties may include the following:
      • the actions and decisions of our creditors and other third parties who have interests in our chapter 11 case which may be inconsistent with our plans and those of some of our creditors and/or other third parties, which could lead to objection, litigation and delays;

      • our ability to obtain court approval with respect to our motions in the chapter 11 case;
      • our ability to develop, prosecute, confirm and consummate a plan of reorganization in the chapter 11 case; and
      • our ability to maintain contracts that are critical to our operations.
      These risks and uncertainties could affect our business and operations in many ways and/or prevent us from being able to restructure our existing indebtedness and realign our capital structure in a U.S. chapter 11 bankruptcy case. If our chapter 11 plan is not approved by the U.S. bankruptcy court, we could be forced into a chapter 7 liquidation or into another concurso mercantil and may be forced into liquidation (quiebra) in Mexico.
      Because of the risks and uncertainties associated with a chapter 11 case, we cannot predict the ultimate impact the case could have on our business, financial condition and results of operations.
               We have not met certain of the deadlines set forth in the Restructuring Agreement, and as a result, if we do not obtain the necessary waivers from the Consenting Creditors, the Restructuring Agreement may be terminated.
      Under the terms of the Restructuring Agreement, the Consenting Creditors’ obligations to support the restructuring are conditioned upon, among other things, the Company’s ability to satisfy certain obligations within prescribed deadlines. If we do not meet these conditions within these deadlines, and are unable to obtain waivers from a majority of the Consenting Creditors, the Consenting Creditors may terminate their obligations under the Restructuring Agreement and their support for the restructuring. Furthermore, if any of the “Outside Dates” (as defined in the Restructuring Agreement) does not occur within the specified time period, individual Consenting Creditors are permitted to terminate their obligations under the Restructuring Agreement. Certain of these time periods (other than those with respect to the Outside Dates) have already expired, and we are currently in the process of negotiating an amendment to the Restructuring Agreement, which would extend such deadlines. In addition, as the order approving our convenio concursal was entered and published by the Court on July 17, 2006, and is subject to a nine business day appeal period that commences on July 19, 2006 and expires on July 31, 2006, the requirement in the Restructuring Agreement that the convenio concursal order be final and non-appealable by July 29, 2006 will not be satisfied. We are also currently in the process of negotiating an amendment which would extend this time period, but there can be no assurance that we will successfully obtain such amendment.

Our largest shareholder, Servicios, has defaulted in the payment of certain debt owed to the Mexican government; it is a condition to our restructuring that Servicios is liquidated and satisfies its claims to the Mexican government.
      On December 29, 2004, the debt obligation of our parent company, Servicios, to the Mexican government of approximately $125 million plus accrued interest of approximately $63 million (the “Menoscabo”) came due and Servicios did not make payment of such amounts. This debt obligation is secured by the equity of Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento,” the parent company of Servicios) held by Loral and Principia. On December 30, 2005, the Mexican government filed an involuntary petition to declare Servicios in concurso mercantil and Servicios did not file any opposition to the petition. On March 16, 2006, the Court declared Servicios in concurso mercantil, and on March 22, 2006, the Court appointed Mr. Thomas S. Heather Rodríguez as conciliador in the Servicios concurso mercantil. The proceeding (the “Servicios Proceeding”) is pending before the Court. In accordance with the terms of the Restructuring Agreement, Servicios will bypass the conciliation phase of its concurso mercantil and request its liquidation (quiebra) to allow the liquidator (síndico) to satisfy Servicios’ obligations to the Mexican government by giving the Mexican government the right to receive the proceeds of the sale of the Servicios equity. Our ability to successfully restructure hinges on Servicios liquidating and satisfying its debts to the Mexican government. However, there can be no assurance that Servicios will file for liquidation (quiebra) or that such liquidation will be approved, in which case we may not be able to implement the restructuring as envisioned in the Restructuring Agreement.

If we are unable to obtain the Mexican government’s formal approval as both our shareholder and a creditor of Servicios, we may not be able to implement our restructuring.
      The validity of resolutions made by our shareholders is subject to a condition, set forth in our bylaws, that such resolutions must be approved by Firmamento, the equity of which cannot be voted unless it is approved by the Mexican government, due to the security it holds over that equity as a creditor of Servicios. Irrespective of the chapter 11 case, implementation of the restructuring in Mexico will require shareholder action in order to amend our bylaws, exchange current equity, issue equity to some our creditors in exchange for a portion of their claims, elect new board members and approve the issuance of our restructured debt, among other things. Unless approved by Firmamento, these actions by our shareholders may not be valid and enforceable. If we are unable to persuade the Mexican government to authorize Firmamento to approve these resolutions, we might not be able to implement the restructuring.
      Furthermore, the Restructuring Agreement requires that, on the date our restructuring becomes effective following the chapter 11 case, all of our post-reorganization shareholders, including Servicios and the Mexican government, shall transfer all of their shareholdings in Satmex at that time to a trust (the “Equity Trust”) for the purpose of effecting the sale of such shares in a manner to maximize their value. The transfer by the Mexican government of its shares to the Equity Trust is subject to internal governmental approvals, which are not under our control and we cannot assure that they will be obtained or established. If the Mexican government is unable to transfer its shares to the Equity Trust, we might not be able to implement the restructuring.

Even if our restructuring of the Floating Rate Notes and Fixed Rate Notes is successful, our ability to obtain additional financing in the future may be limited.
      In the future, we may require additional financing in order to service our indebtedness, fund our operations and/or invest in the growth of our business. In addition, we will need to seek financing for a replacement satellite for Solidaridad 2 when its useful life expires in approximately 3.4 years. As a result of the negative perception associated with our payment defaults on the Fixed Rate Notes and the Floating Rate Notes, the filing of the concurso mercantil and the intended filing of the chapter 11 case, we may not have access to financing on terms acceptable to us, if at all. In addition, we will be leveraged after restructuring, which may make it difficult to obtain additional financing. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are beyond our control.

Our in-orbit satellites are vulnerable to failure.
      Our Solidaridad 1 satellite was irretrievably lost in 2000 and we have experienced temporary operating problems with regard to our Satmex 5 satellite. Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life and it is not feasible to repair a satellite in space. In-orbit failure may result from various causes including:

•	component failure;

•	loss of power or fuel;

•	inability to control positioning of the satellite;

•	solar and other astronomical events; and

•	space debris.

      Many factors also affect the useful lives of satellites, including:

•	station-keeping fuel consumption to maintain a satellite’s position in orbit;

•	the quality of manufacture;

•	gradual degradation of solar panels or other components; and

•	the durability of components.
      On August 29, 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Our Solidaridad 2 satellite was manufactured by Boeing Satellite Systems, Inc. (“Boeing”) (formerly Hughes Communications International, Inc.), and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.
      Our Satmex 5 satellite was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide, as of June 1, 2006, up to 3.5 years of station-keeping capability to maintain its position in orbit. During standard station-keeping procedures to maintain Satmex 5’s position in orbit, on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing, working together, returned the primary XIPS to an acceptable level of operation. In February 2004, we returned to the secondary XIPS as the operating propulsion system on Satmex 5. During May 2005, the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operated using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date, substantially all maneuvering tests have failed. As a result, we believe that the XIPS System 2 is no longer available.
      On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption in some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system; however, we cannot assure you that Satmex 5 or either of our two other satellites will continue to operate satisfactorily and that there will not be a significant system failure that will result in a partial or total loss of either satellite.
      If we were to lose one or more of our satellites, or if one of our satellites were to experience technical difficulties that shortened its useful life, it would decrease our capacity, lower our revenues and materially and adversely affect our business.
      Satmex 6 was launched on May 27, 2006. On July 1, 2006, Space Systems/Loral, Inc. (“SS/L”), a wholly-owned subsidiary of Loral, handed over Satmex 6 to Satmex, and the satellite is functioning properly.

We may not be able to renew our insurance policies for our satellites at commercially reasonable rates, if at all, when they expire, and our existing insurance coverage has, and our future insurance coverage will likely have, significant exceptions.
      While we have in-orbit insurance for Satmex 6, Satmex 5 and Solidaridad 2, a satellite failure may result in a decrease in our revenues and net income, which loss would not be insured. We cannot assure you that we will be able to renew our existing insurance at the end of their terms, or that if renewal is available, it would be on terms acceptable to us.

      The launch and in-orbit operations insurance we obtained for Satmex 6 continues for a period of one year after launch based on prevailing market terms and conditions; this policy expires on May 27, 2007. Satmex 6’s insurance is in the amount of $235 million and provides coverage for a total loss of Satmex 6 or the loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6. In addition to this policy, we have in place a “top up” policy for Satmex 6 that will pay an amount of $30 million in the event of the total loss or the loss of 75% or more of the capacity of Satmex 6 during the first year of in-orbit operations.
      In December 2005, we renewed our in-orbit insurance for the Satmex 5 satellite and the satellite is currently insured against a total loss for $75 million. Our new policy excludes coverage for the XIPS and any related systems as well as anomalies with the same telemetry signature as the anomaly that occurred on October 13, 2004 and the transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. The new policy is effective as of December 5, 2005 for a one-year period and is based on prevailing market terms and conditions. This policy requires that at least 75% of the satellite’s capacity must be impaired before a total loss can be declared.
      In December 2005, we renewed the in-orbit insurance for Solidaridad 2 for a one-year period on substantially similar terms to the previous one-year policy. The Solidaridad 2 satellite is currently insured against a total loss for $35 million and does not insure against an in-orbit failure due to the loss of the satellite’s control processors, the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. This policy requires that at least 90% of the satellite’s capacity must be impaired before a total loss can be declared.
      Any uninsured loss of any of our satellites would decrease our revenues and net income, resulting in a material adverse effect on our results of operations and financial condition.

A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.
      A large portion of our revenues are derived from a small number of customers. In 2005, 37 of our customers accounted for approximately 80% of our revenues, and our ten largest customers represented approximately 57% of our revenues. Our largest customer is Hughes Network Systems (“HNS”), which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 28%, 28%, 23% of our service revenue in 2005, 2004 and 2003, respectively. HNS renewed the Satmex 5 space segment contract in March 2006, which has a value of $62.6 million. We expect that HNS will continue to expand its capacity requirements and represent a greater portion of our service revenue with in-orbit service of Satmex 6. Revenue from the Mexican government represented 8%, 8%, and 7% of service revenue in 2005, 2004, and 2003, respectively. If significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

Between 2000 and 2003, many of our customers in the telecommunications industry suffered financial difficulties, which resulted in significant cancellations and non-renewal of contracts.
      As of December 31, 2005, customers representing approximately 64% of our revenues were in the telecommunications industry. The telecommunications industry has suffered economically in recent years, and has generally seen a decrease in that industry’s ability to fund its own growth and development. As a result, during 2003, we experienced significant contract terminations and were unable to renew contracts upon expiration with a large number of our customers. There is no guarantee that the telecommunications industry will not suffer similar financial downturns in the future, thus adversely affecting our business due to termination of contracts with customers in the telecommunication industry.

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
      The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted concessions to provide satellite services in Mexico to affiliates of PanAmSat Corporation (“PanAmSat”), SES GLOBAL S.A. (“SES Global”), Grupo Televisa, S.A. (“Televisa”) and Enlaces Integra, S. de R.L. de C.V. (“Enlaces”). PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, the Mexican government granted concessions to New Skies Satellites N.V. (“New Skies”) to provide satellite services in Mexico using three satellites. On July 21, 2004, Nahuelsat, S.A. (“Nahuelsat”) was granted a concession to operate a Ku-band satellite. On August 17, 2004, Grupo Hispasat, S.A. (“Hispasat”) was granted a concession to operate three Ku-band satellites. It is expected that Intelsat, Ltd. (“Intelsat”) will be granted a concession to operate 17 satellites in Mexico in 2006 (although Intelsat currently operates in Mexican territory). While we continue to be the leading provider of domestic fixed satellite services in Mexico, our Mexican market share has been reduced by these new competitors. Future additional reduction in market share may have a corresponding adverse effect on our revenue. For the year ended December 31, 2005, approximately 42% of our revenues were from satellite services provided in Mexico.
      We also face competition from companies in our markets in the U.S. and Latin America. Intelsat (including, as of the merger on July 3, 2006, its wholly-owned subsidiary PanAmSat) has 51 satellites, including 25 that serve the Latin American market. SES Global has a fleet of 43 satellites, of which 21 serve Latin America. New Skies was acquired by SES Global in 2005 and three of New Skies’ fleet of six satellites serve Latin America. Telesat Canada (“Telesat”) currently has seven satellites that serve the U.S., Mexico and Canada. We cannot assure you that we will be able to compete successfully with our competitors. Most of our competitors have larger fleets and significantly greater financial resources than we do. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could adversely affect our revenue and further impact our ability to service our debt obligations.
      We also face competition from land-based telecommunications services. For example, in the past we have experienced a number of contract cancellations or non-renewal by customers that switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications.

The Mexican government will be entitled to the economic rights, and may exercise substantial influence in respect of 55% of Satmex’s voting shares and will be entitled to directly elect 1 of 7 directors upon conclusion of the restructuring. As a result, the Mexican government may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.
      The Mexican government, as a significant beneficiary of the economic benefits of the Servicios shares and as a major shareholder, may pursue in the future, certain of its macroeconomic and social objectives through us. As a result, we may engage in activities that give preference to the objectives of the Mexican government rather than to our own economic and business objectives. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.

If our restructuring is not successfully completed, Loral and Principia will continue to control our board of directors, and disagreements between them could result in deadlock.
      Because of the membership agreement existing between Loral and Principia, if they are unable to reach an agreement in certain matters, including our restructuring commenced in the concurso mercantil and to be completed in a U.S. chapter 11 bankruptcy case, it could lead to a deadlock, which would adversely affect us. To resolve this deadlock, Loral or Principia may seek to sell its interests or, alternatively, buy the interests of the other. This could in turn result in a change of control. Additionally, upon our restructuring, certain of our debt holders would be entitled to require us to buy back their debt, including in some cases at a purchase price equal to 101% of the principal amount.

Upon completion of our restructuring, a special purpose entity (the “SPE”) will be formed in order to hold all of the equity received by the holders of the Fixed Rate Notes, and its two board appointees will have a right to veto certain extraordinary decisions.
      The Restructuring Agreement requires that, on the date our restructuring becomes effective, we will have a new set of bylaws that will govern our operations (the “New Bylaws”). Pursuant to the New Bylaws, decisions of our board of directors and our shareholders on certain extraordinary matters will need to be approved by the SPE board appointees or the SPE itself. These extraordinary matters include, among others, the adoption of our strategic business plan and annual budget as well as deviations from the business plan having an impact on our operating cash flow by $10 million or 10%, new lines of business, incurrence of indebtedness, issuance of equity, transfer of material assets, merger, liquidation (quiebra), voluntary bankruptcy or concurso mercantil. If the SPE board appointees or the SPE itself does not agree on any of these actions, we may not be able to take actions in respect of these extraordinary matters, which would adversely affect us.

You may not be able to effect service of process in the U.S. upon our officers or our Mexican directors.
      We are a Mexican company and most of our directors and all of our officers reside in Mexico, and nearly all of our assets are located outside the U.S. As a result, it is highly likely that you will be unable to effect service of process on our Mexican directors or our officers in the U.S., and as a result, may only be able to effect service of process on individuals in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or our officers outside of Mexico. The ability to enforce liabilities based solely on U.S. federal securities laws against such persons is questionable in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings for which our ability to compete is limited by our lack of funds.
      The telecommunications industry is subject to continuous, rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on the basis of cost, quality or functionality. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. We currently do not have sufficient funds and even if we are able to successfully restructure the Fixed Rate Notes and the Floating Rate Notes, we may not have sufficient funds or it may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. We cannot assure you as to the nature and extent of the impact on us of technological change.
Factors Relating to Regulatory Environment

Our business is regulated, causing uncertainty and additional costs.
      Our business is regulated by the Mexican government. The services we provide outside of Mexico and in other countries in Latin America and the U.S. subject us to regulations in those countries. For example, we need to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we need, and so increase our cost of doing business. For example, the Orbital Concessions (as defined below) granted to us by the Mexican government require that we reserve approximately 7% of our satellite capacity for use by the Mexican government free of charge. Moreover, our concessions are subject to government regulations, which may make modifications to or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service and pricing requirements on us, which would adversely affect our results of operations and financial condition.
      The regulatory process also requires that we negotiate with parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere with each other. Because we cannot guarantee the results of negotiations with third parties, “frequency coordination” is an additional source of uncertainty. Satmex 6 is being operated at 113.0 W.L. Solidaridad 2 is in the process of being relocated to 114.9 W.L. to maximize the benefits of this new coordination agreement. In the future, there can be no assurance that negotiations of new coordination agreements between the Mexican government and other governments and the affected satellite operators will be successful. The inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the U.S. and could adversely affect our business.

Our government concessions may be revoked under certain circumstances.
      The Mexican government has granted to us four concessions, three relating to our use of the orbital slots occupied by our satellites (the “Orbital Concessions”) (See “Item 4 — General Description” for additional detail) and the fourth relating to our use of the satellite control centers and the related land and buildings on which they are located (the “Property Concession” and together with the Orbital Concessions, the “Concessions”) (See “Item 4 — General Description” for additional detail). We have requested and expect to receive shortly the SCT’s confirmation of an extension of the Orbital Concessions for an additional twenty-year term, without the payment of any additional consideration to the Mexican government. Once this extension has been granted, the Orbital Concessions will be scheduled to expire on October 22, 2037. However, these Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events, including our liquidation (quiebra).
      The Orbital Concessions will terminate if:

•	the term of any such Orbital Concessions expires;

•	we resign our rights under any such Orbital Concession;

•	the Mexican government, through the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), expropriates any of the Orbital Concessions;

•	we become subject to liquidation (quiebra);

•	the SCT revokes any of the Orbital Concessions; or

•	we fail to deliver the free capacity reserved for the Mexican government.
      The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:

•	unjustified or unauthorized interruption of our operations or the services that may be provided under the Orbital Concessions;

•	our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	failure by us to satisfy the terms or conditions set forth in the Orbital Concessions;

•	unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality; and

•	assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law.
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
      The SCT may also temporarily seize (“Requisa”) the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. With respect to a Requisa, the Telecommunications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the Requisa. See “Item 4 — Concession Termination” for additional detail.

We are subject to different corporate disclosure requirements than U.S. companies, which may limit the information available to our investors.
      As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the U.S., and as a result, potential investors may not be able to as easily ascertain the risks of our company as they would if we were a U.S. company.
Factors Relating to Mexico

Downturns in the Mexican economy adversely affect us.
      For the year ended December 31, 2005, approximately 42% of our service revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, such as those experienced beginning in December 1994 or economic developments in or affecting Mexico, could generally adversely affect the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses. In the year 2005, the Mexican gross domestic product grew at a rate of 3%.

Currency devaluations may impair our ability to service our debt.
      Changes in the value of the peso relative to the dollar could adversely affect our financial condition and results of operations. We bill our customers in U.S. dollars, but certain customers may pay us in pesos at the prevailing exchange rate on the date of payment. At the same time, all of our debt obligations are denominated and paid in U.S. dollars.
      The value of the peso sharply declined in the 1990s compared to the U.S. dollar. The devaluation of the peso in the 1990s increased the peso equivalent of Mexican companies’ obligations under U.S. dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the peso relative to the U.S. dollar could adversely affect some of our customers’ ability to pay U.S. dollar-denominated obligations.

Exchange controls may impair our ability to obtain U.S. dollars to make U.S. dollar-denominated payments.
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
      Although the Mexican government has pursued policies of economic liberalization and deregulation in the past decade, a significant change in those policies may adversely affect business and economic conditions in Mexico in general and our business in particular. For example, in past years Mexico has experienced considerable political, social and economic instability, which resulted in economic recessions and significant volatility in exchange rates, reduced availability of credit, high inflation and high interest rates. Since 1995, the government has implemented a series of economic reform measures designed, among other things, to stabilize the peso and reduce inflation. Although the peso/ U.S. dollar exchange rate has since remained relatively stable and inflation has recently been reduced, such stability may not continue. We do not have and do not intend to obtain political risk insurance.
      The result of the Mexican presidential elections, held on July 2, 2006, may have consequences that may affect our business.

Payment of judgments against us would be in pesos.
      In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos, an obligation in a currency other than Mexican currency, payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under our Fixed Rate Notes and our Floating Rate Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting the pesos to U.S. dollars.

Item 4.	Information on the Company
General Description
      Our current legal and commercial name is Satélites Mexicanos, S.A. de C.V. We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable. Our principal executive offices are located at Rodolfo Gaona No. 86, Colonia Lomas de Sotelo, 11200, México, D.F., México. Our telephone number is (52) 55-2629-5800. Our authorized representative in the U.S. is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, telephone number (302) 738-6680 and fax number (302) 738-7210.
      We operate in a highly regulated market and the principal legislation under which we operate is the Federal Telecommunications Law of Mexico, Ley Federal de Telecomunicaciones (the “Telecommunications Law”). Mexico began its involvement in the satellite industry in 1968 when it became an Intelsat signatory and broadcast the Olympics via satellite from Mexico City. From that time until October 15, 1997, we were operated by the Mexican government as part of the operations of Telecomunicaciones de México, an agency of the Mexican government.
      On November 17, 1997, Loral and Principia, through Firmamento and Servicios, a wholly-owned subsidiary of Firmamento, acquired 75% of our issued and outstanding stock from the Mexican government for an amount in pesos equivalent to approximately $647 million. The remaining 25% of our capital stock was retained at that time by the Mexican government. Loral currently owns 65% of Firmamento’s economic interests and Principia currently owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. As of December 31, 2005, Servicios holds 70.71% of our outstanding capital stock, Loral holds 4.46% in preferred stock, Principia holds 1.26% in preferred stock and the Mexican government holds 23.57%. After the restructuring is completed, the holders of the Fixed Rate Notes will receive 78% of the economic interest in our equity, including 43% of the full voting shares, with the remaining economic equity to be owned 2% by Principia and Loral and 20% by Servicios and the Mexican government, and the remaining voting rights to be held 2% by Principia and Loral and 55% by Servicios and the Mexican government. However, the economic benefit derived from any future sale of our post-reorganization shares retained by Servicios would be paid to the Mexican government in satisfaction of the Menoscabo obligation. Our majority voting shares would be owned by Servicios and the Mexican government.
      When we were privatized, the Mexican government granted us four concessions. Three Orbital Concessions currently allow us to operate our satellites in Mexico’s orbital slots at 113.0 W.L., 114.9 W.L. and 116.8 W.L. The Property Concession allows us to base our ground station equipment within the telecommunications facility that belongs to the Mexican government. Among the assets we acquired from the Mexican government upon our privatization were two satellites in commercial operation, Solidaridad 1 and Solidaridad 2, which were launched in 1993 and 1994, respectively, and Morelos II, which had been launched in 1985 and was not available for commercial use. At that time, a new satellite, later named Satmex 5, was in construction. Satmex 5, which was launched in December 1998, had higher power levels and a broader footprint than Solidaridad 1 or Solidaridad 2. Using Satmex 5, we were able to offer satellite service in most of the Americas, excluding the eastern portion of Brazil.
Our Restructuring
      In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and we received an insurance payment of $235 million, which was used to service debt and to invest in Satmex 6.
      Early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, some of our satellite service contracts were cancelled by customers and we were unable to develop new business in line with our expectations, which led to a decrease in our revenues.
      In late summer of 2003, we attempted to obtain financing to launch Satmex 6 and pay the outstanding principal of our Floating Rate Notes, among other things. Concurrently, we attempted to complete a restructuring of our Fixed Rate Notes through an exchange offer or prepackaged plan of reorganization under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”). We filed a registration statement with the Commission on July 21, 2003 regarding our potential exchange offer, but due to the likely withdrawal of certain investors, we determined not to exchange our Fixed Rate Notes and withdrew the registration statement on April 21, 2004.
      Following our inability to obtain new financing, due to cash shortfalls from our operating activities, we did not make required interest payments totaling $56.7 million on the Fixed Rate Notes on August 1, 2003, February 1, 2004, August 1, 2004 and November 1, 2004. The defaults under the Fixed Rate Notes triggered a cross-default provision under the Floating Rate Notes indenture. On June 30, 2004, the Floating Rate Notes matured and we did not make the required principal payment of $203.4 million, although we continued to make the interest payments until April 2005. In November 2004, the Fixed Rate Notes matured and we did not make the required principal payment of $320.0 million.
      Although the telecommunications market rebounded in 2004 and our business has remained strategically focused and operationally strong, the loss of revenue from Solidaridad 1, liquidity constraints and the defaults under the Fixed Rate Notes indenture and the Floating Rate Notes indenture made a financial restructuring essential to our viability. To that end, during the latter part of 2003, we commenced negotiations with advisors for an ad hoc committee representing the holders of Fixed Rate Notes (the “Ad Hoc Bondholders Committee”) and an ad hoc committee representing the holders of Floating Rate Notes (the “Ad Hoc Noteholders Committee”, together with the Ad Hoc Bondholders Committee, the “Ad Hoc Committees”) in an effort to restructure our existing indebtedness and obtain financing to complete the launch of Satmex 6. In December 2004, our negotiations with the Ad Hoc Committees resulted in a proposed term sheet outlining the terms of a plan of reorganization (the “December Term Sheet”) to restructure our debt obligations. The Mexican government, as regulator and one of our shareholders, was not involved in the negotiation of the December Term Sheet, but we anticipated that it would be necessary to present any agreed-upon terms to the Mexican government for approval. In addition, we anticipated that any consensual restructuring based on the December Term Sheet would, among other things, likely have to be implemented in concurso mercantil, given certain Mexican corporate law requirements and the required participation of the Mexican government. However, the Mexican government did not approve the December Term Sheet.
      We were unable to negotiate a term sheet acceptable to all parties and, on May 25, 2005, certain holders of the Fixed Rate Notes and the Floating Rate Notes (the “Petitioning Creditors”) filed a petition against us in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) commencing an involuntary case under chapter 11 of the Bankruptcy Code. On July 7, 2005, we responded and filed a motion to dismiss the involuntary chapter 11 case.
      In the meantime, in a continuing effort to restructure our outstanding indebtedness, on June 29, 2005, we filed a petition for concurso mercantil. A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico, which was enacted in May 2000 (the “LCM”). On September 7, 2005, the Court declared us in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of our debt obligations as of the date of the order, other than those obligations necessary for us to continue our ordinary operations, and suspended attachment or foreclosure procedures against our assets. On October 11, 2005, the Court appointed Thomas Stanley Heather Rodriguez as the mediator, or conciliador, in the concurso mercantil, whose primary role was to mediate and assist in negotiating an agreement among us and our creditors. On December 30, 2005, the Court issued a judgment acknowledging certain claims against us (sentencia de reconocimiento, graduación y prelación de créditos) (the “Recognition Judgment”).
      In addition, we concurrently continued negotiations with our creditors in an attempt to (i) resolve the involuntary chapter 11 on a consensual basis in the near term and (ii) come to agreement on global restructuring issues, particularly with respect to the now due Floating Rate Notes and Fixed Rate Notes. As a resolution to our near-term goal, in July 2005 we reached an agreement with the Petitioning Creditors (the “Agreement”), which provided that, among other things, the Petitioning Creditors would consent to (i) the dismissal of the involuntary chapter 11 case, (ii) the commencement of a case under section 304 of the

Bankruptcy Code (the “304 Case”) ancillary to the concurso mercantil, and (iii) the entry of a preliminary injunction against, among other things, any actions against us or our assets in connection with the 304 Case. The Agreement was approved by the Bankruptcy Court on August 8, 2005.
      In accordance with the Agreement, the involuntary chapter 11 case was dismissed on August 8, 2005, and the 304 Case, which commenced on August 4, 2005, was recognized by the Bankruptcy Court. Additionally, on August 8, 2005, the Bankruptcy Court issued a preliminary injunction in the 304 Case against, among other things, any actions against us or our assets. From August 2005 through February 2006, we, with the assistance of the conciliador, continued our efforts to negotiate a consensual restructuring of our obligations. We obtained a statutory 90-day extension to the concurso mercantil’s conciliation phase in April 2006. Our extension will expire on July 27, 2006. The conciliation phase concluded with the submission of the convenio concursal to the Court on June 14, 2006.
      Since the commencement of the concurso mercantil and the 304 Case, we (and the conciliador) continued negotiations with our creditors and other interest holders to restructure our existing pre-petition indebtedness. After extensive discussions with the Ad Hoc Committees and as a result of successful negotiations, in February 2006, we and a majority of the holders of the Floating Rate Notes and two-thirds of the holders of the Fixed Rate Notes reached an agreement in principle, which was subsequently set forth in the Restructuring Agreement. The Restructuring Agreement provides for a global restructuring of our Floating Rate Notes, Fixed Rate Notes and other interests, through the filing of a restructuring plan, known as a convenio concursal, in the concurso mercantil and final implementation through a chapter 11 plan.
      The terms of the Restructuring Agreement were documented in the convenio concursal which the conciliador submitted to the holders of our recognized claims on May 4, 2006 for approval and execution. The convenio concursal was executed by a requisite number of holders and requisite amount of our recognized claims as provided by the LCM and on June 1, 2006 was filed with the Court for approval. On June 23, 2006, the SCT, as a regulator and the grantor of our Orbital Concessions, pursuant to the rights vested upon it under the LCM, filed a motion with the Court that allowed the convenio concursal to proceed on the terms agreed to by our creditors and other interest holders. On July 17, 2006, the Court issued an order approving the convenio concursal.
      Under the Restructuring Agreement, holders of the existing Floating Rate Notes would receive, new first priority senior secured notes (“First Priority Senior Secured Notes”) on the following terms:

•	a principal amount equal to the sum of current principal and accrued interest on the Floating Rate Notes through the effective date of the restructuring. Assuming an effective date of the chapter 11 plan of September 30, 2006, the principal amount will be $234.4 million and will be adjusted, upward or downward, for each day before or after September 30, 2006 that the effective date occurs at a rate of one month of the London Interbank Offer Rate (“LIBOR”) + 450 basis points divided by three hundred and sixty;

•	five (5) year maturity with a monthly or quarterly coupon of LIBOR + 875 basis points;

•	callable at a price of 103% of the principal in year 1, 102% in year 2, 101% in year 3, and par thereafter plus accrued interest;

•	first priority security interest in all of our assets;

•	cash sweep prepayments on any cash balances over $5 million; and

•	a change of control put option at 101% (plus accrued interest).
      Holders of the existing Fixed Rate Notes would receive, in full satisfaction of the obligations due under the Fixed Rate Notes including all accrued interest, new second priority senior secured notes (“Second

Priority Senior Secured Notes”) in the principal amount of $140 million and certain of our shares after reorganization, on the following terms:

•	seven (7) year maturity with a quarterly coupon of 10 1/8% per annum, with no cash payments and 10 1/8% payable in kind in year 1, and 2% cash payments and 8 1/8 % payable in kind thereafter until the First Priority Senior Secured Notes are paid in full, after which time the coupon shall be paid wholly in cash;

•	second priority security interest in all of our assets, identical in operation and effect to the security interests of the First Priority Senior Secured Notes;

•	after the full payment of the First Priority Senior Secured Notes, cash sweep prepayments on any cash balances over $5 million; and

•	a change of control put option at par plus accrued interest, unless waived by holders of 66 2/3 % of the Second Priority Senior Secured Notes or unless following the change of control we are controlled by certain approved buyers.
      In exchange for capitalization of the balance of their claim and unpaid interest, the holders of the Fixed Rate Notes will receive 78% of the economic interest in our equity, including 43% of the full voting shares and certain governance rights, including the right to elect two members of the board of directors (“Bondholder Equity”).
      Our remaining post-reorganization economic equity would be held by our current shareholders: 2% by Principia and Loral, and 20% by Servicios and the Mexican government. However, the economic benefit derived from any future sale of our post-reorganization shares retained by Servicios would be paid to the Mexican government in satisfaction of the Menoscabo obligation. Our majority voting shares would be owned by Servicios and the Mexican government.
      Under the Restructuring Agreement, it is contemplated that all but one of our post-reorganization shares, including Bondholder Equity and shares held by our current shareholders and the Mexican government, would be transferred to the Equity Trust for the purpose of facilitating a potential sale of 100% of our post-reorganization equity. It is further contemplated that the SPE will be formed in order to hold the Bondholder Equity. The governance of such trust would be charged with effecting a sale in an orderly process following the consummation of the restructuring, based on specified criteria and at certain specified times in the future.
      Satmex contracted with SS/L, a wholly-owned subsidiary of Loral, to build Satmex 6, the replacement satellite for Solidaridad 1. In connection with disputes that arose with respect to the delivery of Satmex 6, among other things, on June 14, 2005, Loral, certain of its affiliates (collectively, the “Loral Entities”) and Satmex entered into an agreement to be implemented through various amendments and agreements covering all transactions among Satmex and the Loral Entities (the “Loral Settlement Agreement”). Pursuant to the terms of the Loral Settlement Agreement, (i) SS/ L and Satmex terminated their respective obligations under the contract for procurement of Satmex 6, including the right of SS/ L to earn potential orbital incentive payments and an end of life bonus and entered into a new contract whereby SS/ L renewed its commitment to provide its continued support for the launch of Satmex 6, (ii) SS/ L agreed to pay Satmex certain liquidated damages which have already been paid, and (iii) Satmex agreed to deliver two 36 MHz Ku-band transponders and two 36 MHz C-band transponders to SS/ L from Satmex 6 upon its successful launch and, subject to obtaining certain consents, grant SS/ L a security interest or title therein (the “Satmex 6 Lease Agreement”). Also pursuant to the Loral Settlement Agreement, Satmex and Loral agreed to terminate the management services agreement among Loral, Principia and Satmex and a license agreement between Loral and Satmex, modify the terms of a fully prepaid end-of-life lease agreement between Satmex and Loral Skynet whereby Satmex leased two 36 MHz Ku-band transponders on Satmex 5 to Loral Skynet so as to, subject to obtaining certain consents, grant Loral Skynet a security interest or title therein (the “Satmex 5 Lease Agreement”) (such agreement was assigned to Loral Skynet as of November 21, 2005). On July 26, 2005, Loral’s bankruptcy court approved the Loral Settlement Agreement and it became effective in accordance with its terms. The conciliador in our concurso mercantil also confirmed his support of the Loral Settlement Agreement and the transactions contemplated thereby on February 23, 2006.

      Under the Restructuring Agreement, we will grant to certain affiliates of Loral a Mexican usufructo with respect to the transponders that are currently subject to the Satmex 6 Lease Agreement and the Satmex 5 Lease Agreement. These lease agreements will terminate upon filing of the usufructo for registration in the Public Registry of Commerce of Mexico City. Pursuant to Mexican law, the usufructo will grant to the Loral affiliates the right to use and enjoy the transponders until the end of life of the Satmex 5 and Satmex 6 satellites. Such right will not be affected by, and shall survive, any future transfer of the Satmex 5 or Satmex 6 satellites, including the exercise of rights and remedies of the holders of the First Priority Senior Secured Notes and Second Priority Senior Secured Notes.
      The loan receivable from Enlaces for $7.6 million as of December 31, 2005, will be capitalized into our equity and we will receive 75% of the shares of Enlaces.
      The Board of Directors of the reorganized Satmex will consist of seven persons, three independent persons appointed by Servicios, one new independent person appointed by the Mexican government, one person appointed by Principia and Loral (so long as they continue to hold their post-reorganization shares in Satmex or their interest in those shares under the Equity Trust), and two persons appointed by holders of the Fixed Rate Notes (three, if Loral and Principia no longer hold their post-reorganization shares in Satmex or their interest in those shares under the Equity Trust).
      Under the terms of the Restructuring Agreement, upon our exit from our concurso mercantil and upon the concurso order becoming final and non-appealable, we will file a chapter 11 case in the U.S. to complete and implement the restructuring of our existing indebtedness and realign our capital structure pursuant to and on substantially similar terms as the Restructuring Agreement outlined above.
      Furthermore, as mentioned in the preceding paragraphs, in addition to obtaining certain government, regulatory and court approvals, we are required to also obtain the authorization of a certain percentage of the holders of the Fixed Rate Notes and the Floating Rate Notes, and satisfactorily conclude the concurso mercantil in Mexico and the chapter 11 case in the U.S. or the parties which executed the Restructuring Agreement will be entitled to terminate it.
Our Satellites
      We currently own and operate three satellites, Satmex 6, Solidaridad 2, and Satmex 5, in geostationary orbit at 113.0° W.L., 114.9° W.L. and 116.8° W.L., respectively. On July 13, 2006, we began to drift Solidaridad 2 from its previous orbital position at 113.0° W.L. to 114.9° W.L. in order to place Satmex 6 at 113.0° W.L. This maneuver will be completed later in July. In total, we have 156 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental U.S., the Caribbean and Latin America, other than the easternmost region of Brazil.
      We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the U.S., Canada and 43 other nations and territories in Latin America. Our broadcasting customers include Televisa and Productora y Comercializadora de Televisión, S.A. de C.V. (“PCTV”) and our telecommunications services customers include Teléfonos de México, S.A. de C.V. (“Telmex”) and Petróleos Mexicanos (“Pemex”). Our data and internet customers include HNS and Omnitracs-Qualcomm.
      The footprints of our satellites Satmex 6 and Satmex 5 are designed to encompass the region extending from Argentina to the northern U.S.
Satmex 5
      Satmex 5 was launched in December 1998 and occupies the 116.8 W.L. orbital position. Satmex 5, a BS 601 HP satellite, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of December 31, 2005, the satellite had an estimated operational life of 8 years. It is currently operating in a satisfactory manner.
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
      During standard station-keeping procedures to maintain Satmex 5’s position in orbit, on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing, working together, returned the primary XIPS to an acceptable level of operation.
      In connection with the events surrounding the temporary failure of Satmex 5’s XIPS, we sent our insurers notices of occurrence on November 24, 2003, December 3, 2003 and December 10, 2003. These notices are conditions to the filing of any formal proof of loss under the terms of the expired Satmex 5 insurance policy. On June 7, 2004, the 180-day claim period to file a proof of loss expired and, based on a review of technical and operational considerations regarding Satmex 5 and the terms of in-orbit insurance coverage for the satellite, we concluded that the conditions necessary to establish a partial claim did not exist.
      In February 2004, we returned to the secondary XIPS as the operating propulsion system for Satmex 5. During May 2005, the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operated using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date, substantially all maneuvering tests have failed. As a result, we believe that the XIPS System 2 is no longer working. As of June 1, 2006, if both the primary and secondary XIPS were to fail, we estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.5 years of station-keeping capability to maintain its position in orbit and our business would be materially and adversely affected.
      On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption on some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system; however, we cannot assure you that Satmex 5 will continue to operate satisfactorily and that there will not be a significant system failure that will result in a partial or total loss of the satellite.
Solidaridad 2
      Solidaridad 2 was launched on October 7, 1994. As of December 31, 2005, the satellite had an estimated remaining life of 3.4 years and is currently operating to our satisfaction. A BS 601 model satellite, Solidaridad 2 has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents) and 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents). On July 13, 2006, we began to drift this satellite from its previous orbital position at 113.0 W.L. in order to place Satmex 6 at 113.0 W.L. to 114.9 W.L. so as to maximize its operating capabilities and to avoid any interference with Satmex 5. We expect to complete this maneuver later in July.
      Major Latin American countries covered by the Solidaridad 2 footprint include Mexico, Argentina, Venezuela, Chile, Colombia, Guatemala, Belize and Cuba. Major U.S. cities covered include Los Angeles, San Antonio, Houston, Dallas and San Francisco. In addition, major U.S. cities that can be covered by Solidaridad 2 spot beams include Miami and New York.

Satmex 6
      Satmex 6 is the replacement satellite for Solidaridad 1 and was successfully launched on May 27, 2006. Satmex 6 was initially launched into the 114.9W.L. orbital position and, on July 1, 2006, completed its drift to its permanent orbital position at 113.0W.L. We changed the orbital position of Solidaridad 2 in order to place Satmex 6 at 113.0 so as to maximize its operating capabilities and to avoid any interference from or with Satmex 5. Satmex 6 was manufactured by SS/ L and represents the first satellite that Satmex has procured from a manufacturer other than Boeing. Satmex 6 has a total of 60 36-MHz transponders, 36 in C-band and 24 in Ku-band. Satmex 6’s design life is 15 years.
      Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It is roughly 300% more powerful than Solidaridad 1 and roughly 50% more powerful than Satmex 5. It has hemispherical coverage in both C- and Ku-bands. From Canada to Argentina, Satmex 6 covers all the 48 contiguous U.S. states and Hawaii, the Caribbean, all of Latin America and most of Brazil.
      Our 113° W.L. Orbital Concession was modified to permit the operation of Satmex 6 and, on August 24, 2004, the International Telecommunication Union (the “ITU”) published the corresponding technical and operating parameters.
Capital Investments
      Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $8.3 million and $1.4 million in 2005 and 2004, respectively. Capital expenditures related to the construction and launch of Satmex 6 were $5.9 million in 2005. Satmex did not incur any investment costs for Satmex 6 in 2004. As part of the Loral Settlement Agreement, Satmex received $8.5 million in the form of liquidated damages due to the late delivery of Satmex 6, and $2.0 million in the form of the return of escrowed monies for amounts deemed paid under the Loral Settlement Agreement. Additionally, in 2004, a deposit of $5.0 million that Satmex had established for the eventual purchase of launch insurance for Satmex 6 was also returned. All of these items are considered part of Satmex’s capital assets. In addition, we paid $1.9 and $2.0 million in 2005 and 2004, respectively, for storage and maintenance expenses while Satmex 6 awaited launch.
      During 2005 and 2004, Satmex invested $2.4 million and $1.4 million, respectively, in systems and other infrastructure.
      We expect total capital expenditures in 2006 to be in excess of $40 million, including the capitalized portion of the cost to insure the launch of Satmex 6. As a result of the successful launch of Satmex 6 on May 27, 2006, we do not expect to incur significant additional capital expenditures in 2006.
Orbital Coordination
      Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3 W.L. and 118.7 W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S. and South and Central America without interference. In September of 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the government of Canada to include the radio frequency characteristics of Satmex 6. In February 2005, the U.S., acting through the Federal Communications Commission, approved the trilateral agreement modification (MEX-CAN-USA), which is subject to notification by the ITU, in order to effect the exchange of orbital positions. As part of these coordination discussions, the governments of Mexico and Canada also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the U.S. and South and Central America.
      In March 2005, we successfully concluded coordination agreements with SES Americom and Echostar.
Landing Rights
      We have secured landing rights to provide a variety of satellite-based communications services in Mexico, the U.S., Canada and 43 other nations and territories in Latin America. We are in the process of updating our landing rights agreements to include Satmex 6. In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada. We do not intend to seek any licenses for Satmex 6 in Canada in the near future.
Satellite Control Centers and Property Concession
      Once a satellite is placed in its orbital location, specialized earth stations monitor its function, control and positioning through the end of its in-orbit lifetime. Under the terms of our Property Concession, we operate our satellites through two satellite control centers. The first is located in Iztapalapa, Federal District, Mexico and the second is located at Hermosillo, Sonora, Mexico. These centers, aggregating 31,500 square meters, are designed to monitor user frequencies and to ensure that the satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint.
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
      In order to control and operate Satmex 6, we have installed new state-of-the-art technology hardware and software in both control centers. As of December 31, 2005, that investment was approximately $3.9 million dollars.
      We own the equipment within the control centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use the land and buildings. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our satellite control centers are located. The value of the property was originally determined in the Property Concession and the amount has been increased annually consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2005, 2004 and 2003, rental expense under our Property Concession was $411,000, $382,000 and $407,000 respectively.

Properties
      We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which the satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease that expires in May 2008. The monthly rent, including maintenance, is approximately $19,400. We believe our facilities are adequate for our present needs.
Insurance
      The launch and in-orbit operations insurance we obtained for Satmex 6 continues for a period of one year after launch based on prevailing market terms and conditions. Satmex 6 was launched on May 27, 2006. Such insurance is in the amount of $235 million and provides coverage for a total loss of Satmex 6 or the loss of 75% or more of the satellite’s capacity. This insurance also provides coverage for partial loss of Satmex 6. In addition to this policy, we have in place a “top up” policy for Satmex 6 that will pay an amount of $30 million in the event of the total loss or the loss of 75% or more of the capacity of Satmex 6 during the first year of in-orbit operations. The two policies’ total coverage is $265 million.
      Upon launch of Satmex 5 in 1998, we purchased a five-year policy providing for $250 million of insurance for Satmex 5. This insurance policy expired on December 5, 2003. In December 2004, we renewed our in-orbit insurance for the Satmex 5 satellite for $75 million in coverage for a one-year term. This policy excludes coverage for the XIPS and any related systems, as well as anomalies featuring the same telemetry signature as the anomaly that occurred in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. The insurance coverage on Satmex 5 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount. This policy was renewed on December 5, 2005 for a one year period, on substantially the same terms and conditions as our prior policy.
      We currently have insurance for Solidaridad 2 under terms reflecting current market conditions. In November 2004, we renewed the in-orbit insurance for Solidaridad 2 for a 372-day period. The total insurance coverage for Solidaridad 2 is $35 million. This policy for Solidaridad 2 does not insure against an in-orbit failure due to the loss of the satellite’s spacecraft control processors (“SCP”), the same component that caused the loss of Solidaridad 1 and other Boeing 601 satellites. Currently, the primary SCP on Solidaridad 2 is operating normally, and we expect that the secondary SCP would allow for uninterrupted service from the satellite in the event of a primary SCP failure. However, a failure of the primary and secondary SCPs would result in a complete and uninsured loss of Solidaridad 2. The insurance coverage on Solidaridad 2 provides that if 90% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount, less any unpaid premiums. This policy was renewed on December 5, 2005 for a one year period, on substantially the same terms and conditions as our prior policy.
      Furthermore, the insurance policies on Satmex 6, Satmex 5 and Solidaridad 2 include customary exclusions such as:

•	military or similar actions;

•	anti-satellite devices;

•	governmental actions;

•	nuclear reaction or radiation contamination;

•	willful or intentional acts of us or our contractors;

•	loss of income, indirect and consequential damages; and

•	third-party claims against us.

      The control centers are covered by insurance policies against risk to the buildings and their contents, including the antennae and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering our current fleet of satellites.
Business Strategy
      We believe we are currently the leading provider of fixed satellite services in Mexico, and with the successful launch of Satmex 6 intend to expand our services to become one of the leading providers of fixed satellite services throughout Latin America. We provide transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. We also provide satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. We are also marketing the use of satellite transmission capacity for new applications, such as internet via satellite.
      The primary focus of management is to complete our financial restructuring and sell capacity on our newly launched Satmex 6 satellite.
      Early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, some of our satellite service contracts were cancelled by customers and we were unable to develop new business in line with our expectations. In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. In late summer of 2003, we attempted to obtain financing in order to, among other things, launch Satmex 6 and pay the outstanding principal of our Floating Rate Notes. We were unable to obtain such financing. Following our inability to obtain new financing, due to cash shortfalls from our operating activities, we did not make required interest payments totaling $56.7 million on the Fixed Rate Notes on August 1, 2003, February 1, 2004, August 1, 2004 and November 1, 2004. The defaults under the Fixed Rate Notes triggered a cross-default provision under the Floating Rate Notes indenture. On June 30, 2004, the Floating Rate Notes matured and we did not make the required principal payment of $203.4 million, although we continued to make the interest payments until April 2005. In November 2004, the Fixed Rate Notes matured and we did not make the required principal payment of $320 million.
      On May 25, 2005, certain creditors filed a petition against us in the Bankruptcy Court commencing an involuntary case under chapter 11 of the Bankruptcy Code. On July 7, 2005, we responded and filed a motion to dismiss the involuntary chapter 11 case. In the meantime, in a continuing effort to restructure our outstanding indebtedness, on June 29, 2005, we filed a petition for concurso mercantil. On December 30, 2005, the Court issued a Recognition Judgment against us.
      Throughout this period, we continued negotiations with our creditors in an attempt to resolve our chapter 11 case and come to a global agreement with regard to our restructuring. In July 2005, we reached an agreement with our creditors which provided for the dismissal of the involuntary chapter 11 case, the commencement of a case under section 304 of the Bankruptcy Code ancillary to our concurso mercantil, and a preliminary injunction against any actions against us or our assets in connection with the 304 Case, which was approved by the Bankruptcy Court on August 8, 2005. As a result of months of successful negotiations, in February 2006, we and a majority of the holders of the Floating Rate Notes and two-thirds of the holders of the Fixed Rate Notes reached an agreement that provides for a global restructuring of our debt and other interests, through the filing of a restructuring plan, known as a convenio concursal, in the concurso mercantil and the chapter 11 case. See “Item 4 — Information on the Company — General Description” for more information.

      The focus of our business strategy is to increase our customer base throughout our coverage area and to increase the number of services provided to each customer by:

•	enhancing our regional presence;

•	strengthening our position in sectors that benefit from fixed satellite services;

•	growing our current customer base and offering value-added solutions;

•	further developing our presence in the video (cable and satellite-TV) industry across the U.S. and Latin America; and

•	growing our program distribution through the integration of value-added services.

Enhance Our Regional Presence
      Due to the extensive coverage and technical characteristics of our satellites designed for our target markets, as well as our culturally-attuned customer support teams, we are one of the leading regional satellite operators in the Americas. Our fleet has a footprint that reaches most of North and South America and has superior design coverage over our domestic market, Mexico. Our newest satellite, Satmex 6, was successfully launched on May 27, 2006. Satmex 6 significantly expanded our capacity and began commercial operation on July 1, 2006.
      Satmex 6 is a key element of our growth strategy as it was designed to provide satellite services across the Americas. Its footprint allows us to improve our presence in North America as well as in key segments of Latin America. The design of Satmex 6 permits our customers to expand their businesses by providing high performance levels in markets where telecommunications infrastructure is limited. Most of Latin America qualifies as a target market because fiber optic cables only reach major cities and the coastlines. We expect that both Satmex 5 and Satmex 6 will generate incremental growth from these markets.
      Our contracts are long term, which creates a base to ensure revenues for the coming years. We continue to seek long-term contracts and have recently extended the contracts of several of our most important customers, at attractive rates, despite intense competition. As a result of our long term contracts and the continuing need for satellite service, our business is not seasonal.
      In order to provide full regional services, we have expanded our landing rights throughout the Americas. Landing rights are licenses that allow us to operate in a country. We currently have landing rights to operate in Mexico, the U.S., Canada and 43 other nations and territories in Latin America. We expect that the current liberalization of regulations in certain countries and islands of the region will allow us to expand our landing rights and negotiate more favorable terms for the existing ones. See “Regulation” for more information on our Concessions and landing rights.

Strengthen Our Position in Sectors that Benefit from Fixed Satellite Services
      As part of our strategy, we are strengthening our competitive position in areas where satellite service is the best solution to serve our customer needs. These are typically video distribution, broadband applications and other point-to-multipoint services. We do not expect to grow in voice transmission services, where terrestrial infrastructure has an economic advantage, except for rural telephony, which is only available via satellite in areas where terrestrial infrastructure is not available.
      Broadband satellite networks are especially attractive in regions where terrestrial infrastructure is inadequate or non-existent. These markets include developing countries as well as rural and underserved areas of developed countries. Our fleet is designed to provide these services throughout most of the Americas.
      Applications of broadband service involve point-to-multipoint solutions such as Internet direct-to-home, corporate very small aperture terminal (“VSAT”) networks, and solutions for government objectives, among others. To increase our participation in the broadband market, we are exploring strategic alliances, joint ventures and revenue sharing initiatives with technology providers, teleports and resellers in order to offer key solutions to our customers.

      Video distribution is a natural application for satellite capacity, as it is a point-to-multipoint application. While satellite direct-to-home television systems are common, cable operators also use satellites to downlink their signals. In recent years, digital compression technology has reduced the need for satellite capacity by compressing signals to operate within a smaller bandwidth. However, other developments have offset this impact. Services such as High Definition Television (HDTV) require more bandwidth than regular television. By offering local channels (local-to-local), subscription television (cable and satellite direct-to-home) the industry will generate greater demand for satellite services. Rising demand for national and foreign channels also has begun to stimulate demand for satellite capacity.

Grow Our Current Customer Base and Offer Value-Added Solutions
      We intend to increase capacity utilization levels with both current and new customers by promoting mutual business growth and by reacting to emerging market trends that may enhance our customers’ businesses. We regularly develop tailor-made marketing solutions that match our current available capacity characteristics with our customers’ needs. In this process, we offer bundled services that include satellite capacity, equipment and maintenance to our video, data and broadband customers that include state-owned TV stations, corporate users and telecommunication service carriers.
      To maintain the satisfaction of our current customers, we have implemented a retention strategy based on customer support and commercial flexibility. This client-oriented strategy strengthens our relationship with current customers, reduces cancellation risk and promotes the expansion of their business on our satellites. Furthermore, we believe that our customers will have greater confidence in our business once we complete our restructuring.

Further Develop Our Presence in the Video (Cable Satellite-TV) Industry across the U.S. and Latin America
      In 2004, we began to offer, on an exclusive basis, programming from Latin American content providers that reach a targeted Hispanic market in the U.S. We believe that there is substantial demand for this content and, by adding content providers from Latin America, this will provide the opportunity to add programming distributors in the U.S. and sell advertising. This business generates more revenues as more subscribers sign on to these channels.
      We also believe that our presence in this video market will generate opportunities for additional satellite capacity utilization as cable networks become familiar with the technical and coverage advantages of our satellites and use our satellites to distribute their programming to the Latin American markets.
Services
      We provide satellite transmission capacity which can be used by broadcasting customers for network and cable television programming, direct-to-home television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. In addition, we provide satellite transmission capacity to telecommunications service customers that can be used for public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. We also provide satellite connectivity to the internet backbone for internet service providers. We offer our customers part-time service, varied power and footprint service, grades of service protection and value-added services. We have also acquired exclusive distribution rights to select Spanish-language programming in order to diversify our revenue source and increase utilization of our satellites.

Broadcasting Transmission Services
      Satellite capacity is utilized for broadcasting transmission services by various national and international networks for point-to-point and point-to-multipoint distribution of television programs, video signals and other services, including distance learning, business television, special events and satellite news gathering. Customers include private and state-owned broadcasting networks, cable television programmers and distributors and direct-to-home operators.

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
      We provide satellite capacity to carriers that use the capacity as part of their communications network on a national or international basis. Our services include the provision of satellite capacity to carriers that provide public and private networks for data, voice and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide cost savings for large, geographically dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations and increased network availability and lower transmission error rates.
      Many businesses and organizations currently use satellite communications networks for certain of their communications needs. For example, retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automated teller machines to processing computers. News agencies use satellite networks to distribute information continuously to numerous locations, and paging operators use satellite networks to distribute paging information from a central switch to multiple remote transmitters for retransmission to pagers.
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
      We offer transponder capacity for end-to-end satellite services for two types of private business communications networks: international digital service networks and VSAT networks. International digital service networks consist of rooftop antennas and are used by customers that have relatively steady flows of information to and/or from all of the points in the network. Because of their large transmission requirements, international digital service networks require dedicated, permanent communications links to each point. Very small aperture terminal networks differ from international digital service networks in that very small aperture terminal networks consist of very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. Through the use of very small aperture terminal technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity.

Internet Service Providers
      We provide satellite capacity to deliver high-speed satellite-based internet connectivity, offering a variety of configurations, throughout most of North America and Latin America. Our fleet provides an efficient means by which ISPs, service integrators, infrastructure enablers, universities, governments and other corporations may utilize internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. We believe that these benefits, together with Latin America’s limited infrastructure, geographic dispersion and low population density indicate that demand for internet connectivity via satellite, in both the consumer and corporate markets, will stimulate strong growth in the future.

Digital Distribution Platform for Latin-American Programming
      We have initiated a new business unit called Alterna TV, previously known as Satmex Maximo, in order to expand our position in the broadcast segment of the Latin American video industry. Alterna TV brings together Latin American programmers who have not accessed the U.S. distribution channels for their programming. Our Alterna TV distributes this programming to broadcasters who need to offer a more comprehensive and authentic product to their growing Hispanic audiences.
      We have secured exclusive distribution rights in the U.S. for Spanish-language programming with eleven carefully selected Latin American channels. Because this programming originates in Latin America, we believe that it is more authentic and thus desirable to Hispanics emigrating from the region and currently living in the U.S.
      Alterna TV offers these Latin American programmers the sales and marketing activities necessary to promote their channels throughout the U.S. to cable and satellite TV companies as well as the technical platform necessary to distribute the signals across the U.S. Thus, we provide the commercial and technical means to distribute this programming cost-effectively in the U.S.
      We transmit the programming via satellite from the regional programmer to our teleport partner, Crawford Communications, Inc. (“Crawford Communications”) which provides signal origination services including signal multiplexing, conditional access, and signal quality monitoring that meets industry standards. Cable and Satellite TV operators in the U.S. can choose to receive any of these channels (“cherry picking”) and include DIRECTV as is the case with DIRECTV, Comcast and Charter. These channels are then added to the operators’ Hispanic package lineup.
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
Customers
      We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and media companies. A large portion of our revenues are derived from a small number of customers. Approximately 37 of our customers account for approximately 80% of our current revenue base, and our top ten customers represented approximately 58% of our revenues during 2005. Our largest customer is HNS, which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management,

L.P. Revenue from HNS represented 28%, 28% and 23% of service revenue for the years ended December 31, 2005, 2004 and 2003 respectively. We expect that HNS will continue to expand its capacity requirements and represent a greater portion of our service revenue in 2006. Revenue from the Mexican government represented 8%, 8% and 7% of service revenue for the years ended December 31, 2005, 2004 and 2003, respectively.
      During 2003, 2004 and 2005, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. We expect that with the availability of Satmex 6, these customers and other new customers will contract for service with us.
      Approximately 42%, 46% and 42% of our service revenue for the years ended December 31, 2005, 2004 and 2003 respectively, were generated from customers in Mexico and 50%, 47% and 52% of our service revenue for those years, respectively, were generated from customers in the U.S.

	2005	2004	2003

	(In thousands)
Mexico	$29,315	$32,712	$33,449
U.S.	34,692	33,569	40,740
Other	5,865	5,424	4,634

Total	$69,872	$71,705	$78,823

Sales and Marketing

Sales Force
      Our sales force is divided by geographic markets. The majority of our sales force is fluent in Spanish and English, and many speak Portuguese, enabling them to communicate effectively with both domestic and foreign customers.
      Because our satellites have broad international footprints and landing rights, our sales force is able to effectively market our satellites’ capabilities to the major broadcasting and telecommunications customers in various countries. We have expanded our sales outside of Mexico through our direct sales force and our network of agents, distributors and value-added resellers in the Latin American region.

Pricing
      We believe that our existing prices are comparable to those of other satellite operators, such as the merged Intelsat-PanAmSat entity and SES Global.
      Under the Telecommunications Law, we are allowed to establish rates and terms and conditions for services. Prices must be filed with the Comisión Federal de Telecomunicaciones (“COFETEL”) prior to their taking effect, but price changes do not require prior governmental approval. However, regulators may specify maximum prices, minimum service quality and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider at this point in time.

Contracts
      The terms of our current contracts with customers range from one year to end-of-life of the satellite on which capacity is provided. Substantially all of our customers’ contracts are non-cancelable or carry a substantial cancellation penalty.
      Almost all of our customers have lease contracts that are denominated in U.S. dollars and require payment during each month for which satellite services are provided. Any late payment is generally subject to an interest charge. Our domestic customers may pay the Mexican peso equivalent of the U.S. dollar lease amount calculated on the basis of the spot exchange rate at the time of payment. Our U.S. dollar pricing mitigates the effect of potential devaluation in our Latin American markets. Nonetheless, a significant devaluation of the Mexican peso could adversely affect our customers’ demand for our services or their ability to pay for them.

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

Global Satellite Operators
      We face competition in our markets and for the services we provide in the U.S. and Central and South America from global satellite operators Intelsat, SES Global and Loral Skynet. On July 3, 2006 Intelsat (Bermuda) Ltd. consummated a merger agreement with PanAmSat that resulted in PanAmSat becoming a wholly-owned subsidiary of Intelsat (Bermuda), Ltd. and an indirect wholly-owned subsidiary of Intelsat. Post-merger, PanAmSat and its subsidiaries continue to operate as separate corporate entities; however the merged Intelsat-PanAmSat entity will operate a global fleet of 51 satellites, including 25 that cover the U.S., Central and South American markets. On March 30, 2006, SES Global completed its acquisition of New Skies Satellites (“New Skies”), at the time the world’s fifth largest satellite operator as measured by in-orbit communications capacity. With the integration of New Skies, the satellite fleet of SES Global and its affiliates now comprises 43 satellites, including 21 that serve the U.S., Central and South American markets. Loral Skynet, a subsidiary of Loral, operates a global fleet of four satellites, including two with coverage of the U.S. and Central and South America. Each of these global satellite operators has significantly larger satellites fleets with coverage of our markets and many have access to greater financial resources than we do.

Regional Satellite Operators
      We also face competition in the U.S. and Central and South America from several regional satellite operators, including Telesat Canada, Hispasat, Star One S.A. (“Star One”), owned by Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and SES Global, and Nahuelsat. In particular, Hispasat, Star One and Nahuelsat have concentrated on distributing television programming to cable head ends and via direct-to-home platforms. The Central and South American markets will likely continue to rely on satellites more extensively than other regions for purposes of point-to-point and point-to-multipoint communications services due to inherent low population densities, low telecommunications equipment and infrastructure densities, heavy forest cover, mountainous terrain and desert areas.

New Satellite Capacity
      Several of our competitors have launched new satellites that provide services in our current and proposed coverage areas and others are in the manufacture or planning stages. These new satellites (other than replacement satellites not significantly larger than the ones they replace) have increased the capacity available for the provision of services that compete with our services. After a satellite has been successfully delivered in orbit, the variable cost of transmitting additional data via such satellite is minimal. Accordingly, due to a slower growth in demand, this new capacity has resulted in price reductions. Further price reductions in transponder leases would have a material adverse effect on our revenue and our ability to service our indebtedness.
      As land-based telecommunications services expand, demand for our services may be reduced. For example, in the past we have experienced a number of contract cancellations or non-renewal by customers who switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost. Further build-out of this infrastructure could adversely affect our revenue.

Domestic Market
      We believe we are the main provider of fixed satellite services in Mexico, which for the year ended December 31, 2005, accounted for approximately 42% of our total revenues. Mexican laws currently allow competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services.
      The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted concessions to provide satellite service in Mexico to Mexican affiliates of PanAmSat and SES Global, as well as Televisa and Enlaces (a related party of Satmex). PanAmSat registered eleven satellites and SES Global registered 7 satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted a concession to provide services with 3 satellites. On July 21, 2004, Nahuelsat was granted a concession to operate a Ku-band satellite. On August 17, 2004, Hispasat was granted a concession to operate 3 Ku-band satellites. It is expected that Intelsat will be granted a concession to operate 17 satellites in Mexico in 2006 (although Intelsat currently operates in Mexican territory). While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors. This would in turn have a corresponding adverse effect on our revenue.
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

U.S. Market
      The U.S. commercial satellite market is currently dominated by two major competitors: Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES Global (through its SES Americom division). Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services, another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This relatively low percentage for telecommunications transmission services can partially be explained by the high demand for multi-channel and high definition pay television, which reaches more than 90% of all U.S. homes, and by the availability of high-speed terrestrial data transmission networks, including DSL and Wi-Fi systems.
      The Fixed Satellite Services Protocol between the U.S. and Mexico allows Mexican satellites to offer international and domestic services in the U.S., subject to obtaining all necessary FCC regulatory approvals, and allows U.S. satellites to offer international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services and certain domestic fixed satellite services. Satellites licensed by the U.S. were authorized to provide domestic fixed satellite services in Mexico beginning in January 1999. Satellites licensed by Mexico were authorized to provide domestic fixed satellite services in the U.S. beginning on January 1, 1998. This allows our customers to target the Hispanic population in the U.S. We believe that the existence of this protocol and our recently launched Satmex 6 satellite will improve our presence in North America. The footprint of Satmex 6 was designed, in part, to provide satellite services in the U.S. market.

Canadian Market
      In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada. We do not intend to seek licenses for Satmex 6 in Canada in the near future.
LEY DE CONCURSOS MERCANTILES OF MEXICO
      On May 13, 2000, the LCM replaced the Law of Bankruptcy and Suspension of Payments (Ley de Quiebras y Suspensión de Pagos), which had been in effect since 1943, as Mexico’s reorganization regime. To date, the LCM remains largely untested for large regulated companies, thus the manner in which it will be interpreted by Mexican courts and the impact it will have on the rights of debtors and creditors is uncertain.
      Under the LCM, a debtor that fails to satisfy its debt obligations may be found insolvent and potentially subject to a concurso mercantil proceeding under the LCM. A concurso mercantil petition may be filed voluntarily by the debtor itself if one or more of the following conditions are met, or involuntarily filed by any of its creditors or the attorney general (ministerio público) if both of the following conditions are met:

•	the debtor’s past due obligations of more than thirty days represent 35% or more of all of the debtor’s payment obligations as of the date of filing the petition for concurso mercantil; and

•	the debtor’s liquid assets, short-term securities, deposits and accounts receivable, among others are insufficient to pay at least 80% of the debtor’s payment obligations as of the date of filing the petition for concurso mercantil.
      The determination of the debtor’s solvency or insolvency is made by a Mexican court based largely upon a report issued by an examiner (visitador) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles or “IFECOM”), once the petition for concurso mercantil is filed.
      Upon meeting the conditions by confirmation thereof by the examiner, the court issues an order declaring the concurso mercantil of the debtor. The order would include the following, among others:

•	a statement confirming the beginning of the conciliation stage, unless the debtor has voluntarily requested its liquidation (quiebra);

•	an order to the IFECOM to designate a conciliador;

•	an order to the debtor to suspend the payment of any debt obligations as of the date of the court order, other than those obligations that are necessary for the debtor to continue its ordinary operations;

•	an order to suspend any attachment or foreclosure procedures against the debtor’s assets, other than certain foreclosure procedures arising from labor related claims; and

•	and an order to the conciliador to commence the creditor recognition process.
      As part of the conciliation stage of the concurso mercantil, the court would be required to issue a resolution of acknowledgement and seniority of claims, pursuant to which creditors would be categorized in any of four categories: (i) singularly privileged creditors (applicable only in the case of individuals), (ii) secured creditors (creditors with in rem guarantees, pledges and mortgages), (iii) creditors with special privilege, and (iv) unsecured creditors.
      Once the court confirms the petition and issues an order declaring the debtor in concurso mercantil, creditor claims will be treated as follows:

•	principal and interest of unsecured peso-denominated debt will cease to accrue interest and will be converted into inflationary units known as UDIs at the conversion rate prevailing at that time as published by the Banco de México;

•	principal and interest of unsecured foreign currency (non-peso) denominated debt will cease to accrue interest and will be converted into pesos at the exchange rate prevailing on the date the court declares the concurso mercantil, and such amount will then be converted into UDIs at the conversion rate prevailing at that time as published by Banco de México; and

•	principal and interest of secured foreign (non-peso) denominated debt secured by in rem guarantees will remain in such currency and will continue to bear interest at the ordinary rate of interest.
      The concurso mercantil process is comprised of two separate and successive stages: conciliation and liquidation (quiebra). The objective of the conciliation stage is to preserve the business of the debtor through the negotiation and execution of a restructuring agreement (convenio concursal)between the debtor and its creditors. Absent protracted litigation, the conciliation stage may last up to 185 days from the date of the last publication of the court’s order declaring the concurso mercantil. This initial 185-day term may be extended for up to two 90-day periods, subject to certain conditions, including the approval of specific portions of the debtor’s indebtedness.
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
      In addition to the supervision and oversight of the debtor’s business, the conciliador has, among other powers, the authority to opine as to the resolution of executory contracts, to authorize new loans, and to create or substitute guarantees as well as the sale of assets not used in the debtor’s ordinary course of business. However, the principal objective of the conciliador is to arrange for the debtor and its creditors to negotiate and reach a restructuring agreement (convenio consursal) pursuant to the LCM. In order for a restructuring agreement (convenio consursal) to become effective under the LCM, it must be executed by both the debtor and its recognized creditors holding more than 50% of (i) the total amount represented by the common creditors, plus (ii) the total amount represented by the secured creditors and creditors having a special privilege under Mexican law that execute the convenio consursal. Pursuant to the LCM, any such restructuring agreement is required to treat all unsecured creditors not signing the agreement at least equal to the most favored unsecured creditors representing at least 30% of such class that execute the convenio consursal. A restructuring agreement may be vetoed by a simple majority of individual common creditors or by any number of such creditors provided that they represent at least 50% of the total amount held by said class of creditors.
      Secured creditors may or may not choose to execute the restructuring agreement. Those who decide not to execute the restructuring agreement can commence or continue the foreclosure of their collateral, unless the restructuring agreement provides for the payment of their debt or of the value of their collateral. In the latter case, any difference between the amount of secured debt and the value of the collateral will be deemed common debt and will be subject to the rules mentioned in the preceding paragraph.
      Once an agreement has been reached and executed between the debtor and a sufficient number of its recognized creditors, the conciliador must submit a copy of the agreement to the court for approval. If the agreement is not vetoed by the common creditors and the court confirms that the agreement is in the public interest, the court then proceeds to issue an order approving the agreement, thereby terminating the concurso mercantil. The order of the court approving the convenio concursal is then subject to a nine business day appeal period, upon the expiration of which without any appeal, the order becomes final and non-appealable.
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
      During liquidation (quiebra) the management of the debtor’s business and assets is entrusted to the receiver (síndico), who must take all necessary measures to ensure the safety and preservation of such assets. Sale of the debtor’s assets generally must be made through public auction and the receiver must procure the greatest possible return for such sale, including the possibility to sell the debtor’s assets as a single operating unit to preserve the business as a going concern. Payment to acknowledged creditors with the proceeds from the sale of the debtor’s business or/assets is made pursuant to their priority, in accordance with the rules set forth in the LCM.
      In the case of a regulated entity such as Satmex, the regulating ministry would have certain rights in a concurso mercantil, including:

•	the right to propose to the court all matters relating to the appointment, removal and/or substitution of the conciliador and the receiver (síndico), and to supervise his or her actions, including the right to propose a specific remuneration regime for the conciliador and the receiver (síndico) that may be different from the rules set forth in the LCM;

•	the right to propose to the court the appointment of a supervisor to manage the debtor’s business affairs if, in the ministry’s opinion, such removal is necessary to assure the continuity and safety of the services the company provides; and

•	the right to disapprove any restructuring agreement (convenio concursal) between the company and its creditors.
      The concurso mercantil does not affect the validity of contracts, including executory contracts, validly entered into by the debtor, who must continue to perform its obligations thereunder unless the conciliador opposes such performance in the interest of the debtor’s estate. The LCM provides rules for performance by the debtor and its counterparties under specific types of contracts.
      Since the provisions of the LCM have not been fully tested in court, we cannot predict whether the actual implementation of the structural and procedural rules described above will be consistent with our interpretation of the statute.
REGULATION
Regulatory Framework
      The Telecommunications Law provides the overall legal framework for the regulation of satellite services in Mexico, became generally effective on June 7, 1995. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the stock of such a corporation; provided, however, that upon approval of the Foreign Investments Commission of Mexico (Comisión Nacional Inversiones Extranjeras), these corporations may issue “neutral investment” shares which may be held by foreign investors in excess of said 49% limitation. The “neutral investment” shares are not considered when determining the level of foreign investment participation in a corporation.
      In addition, our operations are mainly subject to the regulations of the Telecommunications Law, the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and the terms for the Rescate of our Property Concession, the Ley General del

Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment or the “Environment Law”) and other environmental laws, the Ley Federal de Competencia Económica (the Federal Economic Competition Law), the Ley de Vías Generales de Comunicación (the Law of General Means of Communication) and other international treaties, laws, rules, regulations and decrees.
      Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. COFETEL is the telecommunications authority responsible for most day-to-day regulation of satellite communications in Mexico. The COFETEL’S duties include, among other things:

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
      Satellite control centers must be established within Mexico for satellites to be authorized to use Mexican orbital slots. The Telecommunications Law allows satellites licensed to Mexican orbital slots to serve other countries subject to the terms and conditions of treaties with Mexico and subject to the laws of the foreign country. The SCT may grant concessions at any time to foreign satellite systems to serve Mexico subject to applicable treaties and Mexican law. On August 10, 2001, the Mexican government granted concessions to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted the same type of concession. On July 21, 2004, Nahuelsat was granted a concession to operate one Ku-band satellite. On August 17, 2004, Hispasat was granted a concession to operate 3 Ku-band satellites. It is expected that Intelsat will be granted a concession to operate 17 satellites in Mexico in 2006, (although Intelsat currently operates in Mexican territory).
      The rules promulgated pursuant to the Telecommunications Law require licensees of satellites intending to provide telecommunications services through one or more transmitting earth stations of their own to obtain a separate license to construct and operate a public telecommunications network. Where the satellite operator intends to provide services other than public telecommunications services through its own earth stations, it must obtain a permit from the SCT. Where a satellite operator intends to provide services other than the lease of capacity by obtaining a separate license or permit, it may provide such services only through an affiliate or subsidiary.
The Concessions
      The Mexican government has awarded us the following concessions:

•	the Orbital Concessions providing the right to occupy each of three orbital slots (one concession per orbital slot) and exploit their respective C- and Ku- frequency bands, and

•	the Property Concession providing the right to use the buildings and areas in which the control centers are located.
      The Orbital Concessions currently include the right to exploit the 113.0° W.L., 114.9° W.L. and 116.8° W.L. orbital slots. At the time of our privatization, we were granted a concession to exploit the 109.2° W.L. orbital slot, and as a result of the negotiations between the governments of Mexico and Canada in

2005, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if the Mexican Antitrust Commission (Comision Federal de Competencia) determines that we have substantial power in the Mexican market, it may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross subsidies and using discriminatory practices.
      As part of the three Orbital Concessions, we are required to allocate 181 MHz C-band and 181 MHz Ku-band capacity to the Mexican government, free of charge, for national security and certain public purposes. In addition, we were required to operate two L-band transponders, one on each of the Solidaridad satellites, which were owned by the Mexican government. After the failure of Solidaridad 1, the capacity provided to the government was 130 MHz C-band and 105 MHz Ku-band and one L-band transponder on Solidaridad 2. With the commencement of commercial service of Satmex 6, we are able to allocate the required C-band and Ku-band capacity to the Mexican government. However, Satmex 6 does not have any L-band transponders.
      Under the Orbital Concessions, we are required to, among others:

•	carry out research and development in Mexico,

•	maintain the control centers within Mexico and preferentially staff them with Mexican nationals, and

•	maintain satellite service continuously and efficiently.
As security for the performance by us of our obligations under each Orbital Concession, we were required to post and must maintain during the term thereof, a surety bond payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico.
      The Orbital Concessions were published in the Official Gazette on December 30, 1997.
      We have requested and expect to receive shortly the SCT’s confirmation of an extension of the Orbital Concessions for an additional twenty-year term, without the payment of any additional consideration to the Mexican government. Once this extension has been granted, the Orbital Concessions will be scheduled to expire on October 22, 2037.
      Except in limited circumstances, we must notify the SCT prior to issuing and selling any of the shares that represent 10% or more of our outstanding capital stock, and must identify the potential purchaser. Within 30 days of receipt of such notification, the SCT may object to the issuance or sale. We may only proceed with the proposed issuance or sale if no objection is raised by the SCT.
      We are currently in compliance with all the terms and conditions of our Orbital Concessions and at no time in the past we have not been in compliance with such terms and conditions.
      The Property Concession includes two plots of land, and buildings and fixtures built thereon. The Property Concession includes the right to use only the property for the purposes of exploiting the orbital slots and frequency assignments. Additionally, we may not rent or otherwise sublease the property without the prior permission of the SCT. Under the Property Concession, we are required to:

•	pay an annual fee in an amount equal to 7.5% of the assessed property value; and

•	maintain the premises in good condition.
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
      As a result of the 2003 renegotiation of the Mexican, Canadian and U.S. trilateral agreement the 114.9 W.L. orbital slot was assigned to Mexico in exchange for the 109.2 W.L. orbital slot. The Mexican government in August 2005 authorized the modification of our Orbital Concession to recognize the operation of Satmex 6.
Concession Termination
      We do not believe that our Orbital Concessions will be terminated during the conciliation stage of the concurso mercantil as a result of our concurso mercantil filing.
      The Orbital Concessions will terminate if:

•	the term of any such Orbital Concession expires;

•	we resign our rights under any such Orbital Concession;

•	the Mexican government through the SCT, expropriates any of the Orbital Concessions;

•	we become subject to liquidation (quiebra); or

•	the SCT revokes any of the Orbital Concessions.
Our assets and rights under the Orbital Concessions may also be temporarily seized by the SCT, as described below.
      The Telecommunications Law provides that the SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:

•	unjustified or unauthorized interruption of our operations or the services that may be provided under the Orbital Concessions;

•	our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	failure by us to satisfy the terms or conditions set forth in the Orbital Concessions;

•	unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality, and

•	assignment or transfer of rights granted under the Orbital Concessions in contravention of the terms of the Telecommunications Law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation will be paid to us.
      The SCT also has the right to terminate any of the Concessions pursuant to Rescate. As of the date of any such Rescate procedure, assets used in connection with the exploitation of the Orbital Concessions and the Property Concession would be subject to the ownership and management of the Mexican government.
      The SCT may also temporarily seize (“Requisa”) the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. With respect to a Requisa, the Telecommunications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the Requisa.

      The Property Concession will terminate if:

•	the Property Concession term expires;

•	we resign our rights to any of the Concessions;

•	the Orbital Concessions are terminated;

•	the purpose for which the Property Concession is granted no longer exists;

•	the Mexican government expropriates the Property Concession for reasons of public interest; or

•	the Property Concession is revoked.
      The Mexican government may revoke the Orbital Concession for various reasons, including without limitation, the following:

•	failure to use the Property Concession for the purpose for which it was granted;

•	failure to comply with the terms of the Property Concession;

•	activities taking place on the premises for which the Property Concession was granted, without prior permission of the SCT, which interfere with satellite operations; and

•	under terms and conditions generally applicable to Property Concessions of this type under applicable Mexican law.
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
      We are in the conciliation phase of a concurso mercantil. If we are put into liquidation (quiebra), it is unclear whether our Orbital Concessions will remain in effect due to the nature of the concurso mercantil or if they will be terminated immediately by operation of law. However, we do not believe that our Orbital Concessions will terminate during the conciliation stage of the concurso mercantil or as a result of our concurso mercantil filing.
Treaties and International Accords

Reciprocity Agreement Between the U.S. and Mexico
      In April 1996, Mexico and the U.S. (each, a “Party”, and collectively, the “Parties”) signed an agreement (the “Reciprocity Agreement”) concerning the transmission and reception of signals from satellites for the provision of satellite services to users in Mexico and the U.S. The main aspects of this agreement are:

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
      The FSS Protocol may be amended by written agreement of the Parties. The FSS Protocol may be terminated by agreement of the Parties, or by either Party upon written notice of termination to the other Party. Such notice of termination shall enter into effect six months after receipt of the notice. Upon termination of the FSS Protocol, a Party may, at its discretion, terminate any license that has been issued pursuant to the FSS Protocol. The FSS Protocol will remain in force until it is terminated in such manner or replaced by a new protocol.

Reciprocity Agreement Between Canada and Mexico
      In April 1999, Mexico and Canada signed an agreement similar to the agreement between Mexico and the U.S. In January, 2001, the FSS Protocol between Canada and Mexico was signed.
      In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the CRTC granted Satmex a license to provide basic international telecommunications services in Canada. We do not intend to request any licenses for Satmex 6 in Canada in the near future.

Argentine Agreement
      In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain direct-to-home fixed satellite services, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the ITU as a base, sets forth the terms and conditions for the technical coordination of each party’s satellite systems. The parties further agreed to cooperate in assuring compliance with each party’s applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000, and the mutual exchange of diplomatic notes has taken place. The direct-to-home fixed satellite services agreement between Mexico and the Argentine Republic was signed in July 2002.

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
      The FCC will also apply the ECO tests to requests to serve the U.S. market with services not covered by the WTO Agreement such as direct-to-home fixed satellite services, direct broadcast satellite services, and digital audio radio services. The U.S. schedule of commitments under the WTO Basic Telecommunications Services Agreement excludes direct-to-home fixed satellite services, direct broadcast satellite service and digital audio radio service, and the U.S. has taken a most-favored-nation and national treatment exception for these services. Thus, for those services the FCC will continue to apply the ECO test to entities including WTO member countries seeking to provide these services. The FCC, however, has created an exception to this general rule where the U.S. has entered into bilateral agreements with a country regarding specific services, as the U.S. has done with Mexico. In such cases, the FCC will review satellite service applications based on a presumption that a grant of access to the U.S. market will promote competition. The application will be subject to other public interest requirements and must comply with FCC technical and service rules.
      Once operational, a non-U.S. licensed satellite system serving the U.S. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The DISCO II process also provides that in order for non-U.S. satellite operators to serve the U.S. market they may obtain the FCC’s authorization by:

•	participating in a U.S. space station processing round, or

•	having a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite or

•	applying to be listed on the “Permitted Space Station List” of non-U.S. licensed satellites that any U.S.-authorized earth station with an “ALSAT” designation may communicate with, subject to any condition the FCC may impose.
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
      On December 14, 1999, we submitted an application to the FCC requesting it to include our satellites on the U.S. Permitted Space Station List. This request was approved by the FCC on October 30, 2000, and our Solidaridad 2 and Satmex 5 satellites are now included on this list, thereby permitting such satellites to communicate with any U.S.-authorized earth station with an “ALSAT” designation, subject to any conditions the FCC may impose. We have submitted a similar application to add the recently launched Satmex 6 satellite to the U.S. Permitted Space Station List, and on June 23, 2006, the FCC informed us that our application was deemed acceptable for filing.
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
      All ITU filings are made through ITU member states, also referred to as “notifying administrations.” Therefore, companies must work within the constraints established by the notifying administration representing their interest. Factors such as national interests and foreign relations concerns often affect positions that a notifying administration is willing to take on behalf of commercial entities.
      Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies with the Radiocommunication Bureau (“Bureau”) of the ITU. After such notification is received by the Bureau, other nations are afforded the opportunity to apprise the Bureau of any potential harmful interference with their present or planned satellite systems. When potential harmful interference is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.

      The process is ultimately subject to enforcement by national regulatory authorities acting pursuant to international treaty obligations. The ITU has limited power to enforce or police its rules; it relies on the goodwill and cooperation of the notifying administrations.
      When coordination negotiations have been successfully completed, the Bureau is notified of that fact by the sponsoring notifying administration. Subsequently, the satellite registrations are listed in the Bureau’s Master International Frequency Register (“MIFR”), which includes details regarding a satellite network’s assigned frequencies, date of its registration and technical parameters relating to its in-orbit operations. Once a satellite network is registered in the MIFR, it is entitled to international recognition and protection against harmful interference.
      The SCT and other Mexican governmental agencies are responsible for filing and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the Bureau and for resolving interference concerns. Use of our orbital slots remains subject to the continuing oversight of the SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the ITU Radio Regulations.

Status of Our Satellites
      The Mexican government notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed. On October 19, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR.
      The Satmex 5 request for coordination was published by the ITU on June 24, 1997. We have favorably concluded coordination discussions with the Canadian government regarding Satmex 5 and are able to provide service in Canada. On April 21, 2004, the ITU recognized the Satmex 5 satellite as part of its notification process, a prior requirement to being added to the Space Master Register, and Satmex 5 was added to the Space Master Register on August 23, 2005.
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
      In September of 2003, we and the Mexican government favorably concluded coordination discussions with the Canadian government with respect to the radio frequency characteristics of Satmex 6. The discussions, which are subject to notification to the ITU, included an exchange of orbital positions. As part of these discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite frequency harmful interference and ensure that existing and future satellite networks licensed by either nation have sufficient space to expand their respective services to the Mexican, U.S. and South and Central American markets.
      In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the CRTC granted Satmex a license to provide basic international telecommunications services in Canada. We do not intend to request any licenses in Canada for Satmex 6 in the near future.
Item 4A.     Unresolved Staff Comments
      None.

Item 5.	Operating and Financial Review and Prospects
      The information in this section should be read in conjunction with the financial statements beginning on page F-1. Our financial statements are published in U.S. dollars and prepared in conformity with accounting principles generally accepted in the U.S., which we refer to as “U.S. GAAP.” We maintain our legal books and records in both Mexican pesos and U.S. dollars. Our functional currency is the U.S. dollar. Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. The effect of changes in exchange rates is recorded in the results of operations. Non-monetary assets and liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical exchange rates at the date of contribution. Certain amounts presented in this annual report may not sum due to rounding.
Overview
      We hold Orbital Concessions from the Mexican government to operate satellites in three orbital positions. We own and operate three geostationary communications satellites, Solidaridad 2, Satmex 5 and Satmex 6. We operate in the fixed satellite services segment and are the leading provider of such services in Mexico and are expanding our services to become a leading provider of such services throughout the Americas. We are also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the internet backbone via satellite. We have landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the U.S., Canada and 43 other nations and territories in the Latin American region.
Financial Restructuring
      Early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, some of our satellite service contracts were cancelled by customers and we were unable to develop new business in line with our expectations. In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. In late summer of 2003, we attempted to obtain financing in order to, among other things, launch Satmex 6 and pay the outstanding principal of our Floating Rate Notes. We were unable to obtain such financing. Following our inability to obtain new financing, due to cash shortfalls from our operating activities we did not make required interest payments totaling $56.7 million on the Fixed Rate Notes on August 1, 2003, February 1, 2004, August 1, 2004 and November 1, 2004. The defaults under the Fixed Rate Notes triggered a cross-default provision under the Floating Rate Notes indenture. On June 30, 2004, the Floating Rate Notes matured and we did not make the required principal payment of $203.4 million, although we continued to make the interest payments until April 2005. In November 2004, the Fixed Rate Notes matured and we did not make the required principal payment of $320 million.
      On May 25, 2005, certain creditors filed a petition against us in the Bankruptcy Court commencing an involuntary case under chapter 11 of the Bankruptcy Code. On July 7, 2005, we responded and filed a motion to dismiss the involuntary chapter 11 case. In the meantime, in a continuing effort to restructure our outstanding indebtedness, on June 29, 2005, we filed a concurso mercantil. On December 30, 2005, the Court issued a Recognition Judgment against us.
      Throughout this period, we continued negotiations with our creditors in an attempt to resolve our chapter 11 case and come to a global agreement with regard to our restructuring. In July 2005, we reached an agreement with our creditors which provided for the dismissal of the involuntary chapter 11 case, the commencement of a case under section 304 of the Bankruptcy Code ancillary to our concurso mercantil, and a preliminary injunction against any actions against us or our assets in connection with the 304 case, which was approved by the Bankruptcy Court on August 8, 2005. As a result of months of negotiations, in February 2006, we and a majority of the holders of the Floating Rate Notes and two-thirds of the holders of the Fixed Rate Notes reached an agreement in principle. On March 31, 2006, such agreement was formally memorialized in the Restructuring Agreement, which seeks to restructure our existing indebtedness and re-align our capital structure. The Restructuring Agreement provides for a global restructuring of our Floating Rate Notes, Fixed

Rate Notes and other interests, through the filing of a restructuring plan, known as a convenio concursal, in the concurso mercantil and final implementation through a chapter 11 plan. The convenio concursal was approved and executed by us and by the required percentage of our recognized creditors and submitted to the Court for approval. On July 17, 2006, the Court issued an order approving the convenio concursal. See “Item 4 — Information on the Company — General Description” for more information.
Recent Trends in the Satellite Industry
      Early in 2001, the telecommunications sector began to suffer a sharp downturn. Supply increased as a result of a build-out of fiber optics capacity around the world. At the same time, demand was reduced via compression technology that allows more efficient utilization of telecommunications capacity. Also in 2001, the internet sector, one of the primary growth drivers for satellite services, suffered a downturn from which it has not yet fully recovered. The worldwide business climate began to slow down and Latin America, because of its more volatile economies, suffered to a greater extent.
      This industry downturn affected both satellite operators and their customer base. Beginning in 1999, voice customers were switching to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From December 2004 to December 2005, our backlog decreased by $55 million, from $150 million to $95 million.
      At the same time, satellites themselves have been increasing in size, capacity, power levels and the surface of the earth over which their signals can reach. The use of compressed data has increased capacity of satellites to offer more data. The result has been lower utilization rates across the fixed satellite services industry.
      During this period, in part because Latin America is recognized as a market with long-term growth potential, competition has increased in our market. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to Mexican affiliates of PanAmSat and SES Global, as well as Televisa. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. Given the lower marginal cost to provide satellite service once a satellite is in place, prices of fixed satellite services have fallen over the last several years.
      Due, however, to lower pricing as well as early economic recovery, we are beginning to see new demand for fixed satellite services. Technological advances, such as high definition television, are stimulating demand for satellite service because this high definition television requires more bandwidth than regular television. In addition, the requirement that subscription television (cable and satellite direct-to-home) offer local channels (local-into-local) will entail significantly greater demand for satellite services. Rising demand for national and foreign channels has also begun to stimulate demand for satellite capacity.
Satellite Operations
      In August 2000, our Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Boeing and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity of Solidaridad 1 to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, we received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value-added tax. We used the net insurance proceeds towards the manufacture, launch and insurance of Satmex 6. We also used a portion of the net insurance proceeds for debt service. Satmex 6 was launched on May 27, 2006, and is designed to provide broader coverage and higher power levels than any other satellite currently in our fleet. In 2001, we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, we received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and we reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. In 2003, we canceled a portion of the reserve for monitoring for $3.3 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.
      At December 31, 2005, our Solidaridad 2 and Satmex 5 satellites had remaining estimated useful lives of 3.4 and 8 years, respectively. Solidaridad 2 was manufactured by Boeing and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.
      Satmex 5 was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide, as of June 1, 2006, up to 3.5 years of station-keeping capability to maintain its position in orbit.
      During standard station-keeping procedures to maintain Satmex 5’s position in orbit, on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing, working together, returned the primary XIPS to an acceptable level of operation.
      In connection with the events surrounding the temporary failure of Satmex 5’s XIPS, we sent our insurers notices of occurrence on November 24, 2003, December 3, 2003 and December 10, 2003. These notices are conditions to the filing of any formal proof of loss under the terms of the expired Satmex 5 insurance policy. On June 7, 2004, the 180 day claim period to file a proof of loss expired and, based on a review of technical and operational considerations regarding Satmex 5 and the terms of in-orbit insurance coverage for the satellite, we concluded that the conditions necessary to establish a partial claim did not exist.
      In February 2004, we returned to the secondary XIPS as the operating propulsion system on Satmex 5. During May 2005, the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operated using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date, substantially all maneuvering tests have failed. Preliminary analysis suggests that the XIPS System 2 is no longer available although the final diagnostic is still pending. If both the primary and secondary XIPS were to fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide, as of June 1, 2006, up to 3.5 years of station keeping capability to maintain its position in orbit and our business would be materially and adversely affected.
      On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption of some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system; however, we cannot assure you that Satmex 5 or our two other satellites will continue to operate satisfactorily and that there will not be a significant system failure that will result in a partial or total loss of either satellite.

      At December 31, 2005, our Solidaridad 2 was operating normally and had a remaining estimated useful life of 3.4 years.
      As of the date of this filing, Satmex 6 is performing in a satisfactory manner.
      Since 2001, the satellite operations area, as well as traffic management and customer support, has been ISO9001 certified.

Results of Operations for the Year Ended December 31, 2005 Compared to December 31, 2004

Revenue
      Service revenue for 2005 was $69.9 million, as compared to $71.7 million for 2004. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by net contract cancellations of $1.6 million and net non-renewal of $0.2 million. This decrease was partially offset by a net increase in Alterna TV revenues in the amount of $3.1 million. Alterna TV revenues were $3.8 million in 2005, compared to $0.7 million in 2004.

Operating Expenses.
      Operating expenses increased to $81.0 million in 2005, from $77.2 million in 2004, for the reasons described below:
      Satellite operations. Satellite operating costs, which consist primarily of annual renewals of satellite insurance and related personnel costs were $10.6 million in 2005 as compared to $11.9 million in 2004. The decrease is primarily due to a decrease of $2.3 million in the cost of satellite insurance, as well as a $0.4 million savings in maintenance and other minor expenses. These decreases were partially offset by an increase in the cost of operations of Alterna TV of $1.1 million and inconsulting services of $0.3 million.
      Selling and administrative expenses. Selling and administrative expenses, which consist primarily of salaries, operating expenses, professional fees, including certain legal and auditing fees and allowance for doubtful accounts, were $22.3 million in 2005 as compared to $16.6 million in 2004. This increase is primarily due to an increase in the provision of the allowance for doubtful accounts of $3.7 million (in 2005, $2.7 million of additional allowance was recognized, and in 2004, $1.0 million of the provision was cancelled), a decrease in the recovery of certain expenses billed to Enlaces, an affiliated company, of $2.3 million ($0.3 million was recovered in 2005 as compared to $2.6 million in 2004), a total of $1.5 million in commissions paid to Loral for services provided by Skynet, an increase in commissions paid to commercial agents associated with Alterna TV revenues of $1.0 million, and an increase in other insurance costs of $0.4 million. These increases were partially offset by a decrease of $2.8 million in salaries and employee compensation and a decrease of $0.4 million in rental and other expense savings.
      License and management fees. Pursuant to a management agreement, Loral and Principia have the right to receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue. For each of the two years in the periods ended December 31, 2004 and 2005, no management fees were earned. In addition, we and Loral were parties to an intellectual property agreement, whereby we were to pay an annual fee of 1.5% of our gross revenue. For 2005 and 2004, the fees were $0.2 million and $0.5 million, respectively. In connection with the Loral Settlement Agreement, the intellectual property agreement and the management agreement were terminated.
      Depreciation and Amortization. Depreciation expense was $35.0 million in 2005 and $35.2 million in 2004. Amortization expense relating to the Concessions was $12.9 million in each year.

Operating Loss
      Our operating loss was $11.1 million in 2005 and $5.4 million in 2004. Satellite transmission has no variable cost associated with the service. Thus any reduction in revenue translates directly into a reduction of operating income or an increase in operating loss. Accordingly, in 2005 our satellite operating expenses were not directly affected by the reduction in revenue. Our revenue decrease of $1.8 million, together with the net increase in operating expenses, are the cause for the $5.6 million increase in our operating loss.

Interest Income
      Interest income for 2005 was $2.3 million as compared to $3.6 million for 2004. In 2004, we recovered $3.0 million in withholding tax and treated that recovery as interest income. In 2005, we had no such recoveries and our interest income was a result of higher interest rates on our cash balances.

Interest and Other Financing Costs
      Total interest cost, including $7.7 million of legal and advisory fees related to the restructuring, was $56.0 million in 2005 compared to $57.0 million in 2004, including $7.8 million of legal and advisory fees related to restructuring for 2004. Net of the legal and advisory fees related to the restructuring, our interest costs decreased by $0.9 million as a result of the concurso mercantil process, which required that interest no longer accrue on the Fixed Rate Notes beginning September 7, 2005. The average balance outstanding in 2005 on our Floating Rate Notes was $203.4 million and on our Fixed Rate Notes was $322.2 million.

Net Foreign Exchange Loss/ Gain
      We recorded a net foreign exchange loss of $5.7 million in 2005 as compared to $97,000 in 2004. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-denominated assets and liabilities relative to the prevailing U.S. dollar/ Mexican peso exchange rate. In particular, beginning September 7, 2005, the Fixed Rate Notes, in accordance with the Mexican LCM, were converted into UDI’s, which resulted in $5.6 million of additional exchange losses as a result of conversion into U.S. dollars. We do not engage in currency hedging operations.

Deferred Income Tax Expense/ Benefit
      For the deferred income tax determination at December 31, 2005, Satmex applied the different income tax rates applicable according to the estimated date of reversal. For the year ended December 31, 2005, we recorded a deferred income tax expense of $0.2 million on a loss before income taxes of $70.6 million, yielding an effective rate of 0.28%, while for 2004 we recorded a deferred income tax benefit of $4.4 million on a loss before income taxes of $58.9 million, yielding an effective rate of 7.5%. The change from 2004 to 2005 relates primarily to an additional provision recorded in 2005 to increase the valuation allowance, and the tax effect of inflation and currency re-measurement.
      Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2005, we had tax loss carryforwards of approximately $397 million, which will expire between 2008 and 2014.

Preferred Stock Dividend Requirement
      Our preferred stock pays dividends in our common stock. Our preferred stock dividend of $1.5 million in 2005 and 2004 is based on the value assigned to the 606,730 shares of preferred stock issued in March 1999.

Net Loss Applicable to Common Stockholders
      Due to the factors discussed above, the net loss applicable to common stockholders was $72.3 million in 2005 and $56.0 million in 2004.

Results of Operations for the Year Ended December 31, 2004 Compared to December 31, 2003

Revenue
      Service revenue for 2004 was $71.7 million, as compared to $78.8 million for 2003. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by net contract cancellations of $3.2 million and net non-renewal of $3.9 million.

Operating Expenses
      Operating expenses decreased to $77.2 million in 2004, from $86.4 million in 2003, as described below.
      Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $11.9 million for 2004, as compared to $13.1 million in 2003. The decrease is primarily due to a decrease in the cost of satellite insurance in the amount of $1.4 million.
      Selling and administrative expenses. Selling and administrative expenses, which consist primarily of salaries, operating expenses, professional fees, which includes certain legal fees, auditing and business relationships, and allowance for doubtful accounts were $16.6 million in 2004 as compared to $23.8 million in 2003. The significant decrease is primarily due to a decrease of $2.2 million in salaries and commissions, $1.5 million in various professional fees, $2.8 million related to the allowances for doubtful accounts (cancellation of $1.8 million in 2003 and additional recovery of $1.0 million in 2004), and recovery of $2.6 million as a result of the invoice of certain expenses to Enlaces, a related company, which was partially offset by the cost of warehousing of Satmex 6 of $1.9 million.
      License and management fees. Loral and Principia provide significant management services related to our operations. As such, Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue. For the years ended December 31, 2004 and 2003, no management fees were earned. In addition, Loral has licensed certain intellectual property to us for an annual fee of 1.5% of our gross
      Depreciation and amortization. Depreciation expense was $35.2 million in 2004 and $35.5 million in 2003, respectively. Amortization expense relating to the Orbital Concessions was $12.9 million in each year.

Operating Loss
      Our operating loss was $5.4 million in 2004 and $7.6 million in 2003. Satellite transmission has no variable cost associated with the service. Thus any reduction in revenue translates directly into a reduction of operating income or an increase in operating loss. Accordingly, in 2004, our satellite operating expenses were not directly affected by the reduction in revenue. Our decrease in revenue of $7.1 million offset by the decrease in overall operating expenses is directly responsible for the $2.2 million decrease in our operating loss.

Interest Income
      Interest income for 2004 was $3.6 million as compared to $0.3 million for 2003. In 2004, we recovered $3.0 million in withholding tax and treated that recovery as interest income.

Interest Cost
      Total interest cost, including $7.8 million of legal and advisory fees related to the restructuring, was $57.0 million in 2004 compared to $58.3 million (of which $18.6 million was capitalized as part of the construction of Satmex 6), including $9.5 million of legal and advisory fees related to restructuring, for 2003.
      Net of the legal and advisory fees related to the restructuring, our interest costs were stable in both years. The average balance outstanding on our Floating Rate Notes was $203.4 million in 2004 compared to $204.0 million in 2003 while the balance on our Fixed Rate Notes was $320 million in both years. We did not pay any interest on our Fixed Rate Notes in 2004; however we accrued the interest cost within our results.

Net Foreign Exchange Loss/ Gain
      We recorded a net foreign exchange loss of $97,000 in 2004 as compared to a foreign exchange gain of $264,000 in 2003. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-denominated assets and liabilities relative to the prevailing U.S. dollar/ Mexican peso exchange rate. We do not engage in currency hedging operations.

Deferred Income Tax Expense/ Benefit
      On December 1, 2004, the Mexican government enacted a new income tax law with the following principal modifications:
      a) Reducing the statutory income tax rate as follows: 30% for 2005, 29% for 2006 and 28% for 2007 and thereafter;
      b) Allowing deduction of liabilities with banks and foreign financial institutions in order to calculate the basis of asset tax.
      For the deferred income tax determination at December 31, 2004, Satmex applied the different income tax rates applicable according to the estimated date of reversal. For the year ended December 31, 2004, we recorded a deferred income tax benefit of $4.4 million on a loss before income taxes of $58.9 million, while for 2003 we recorded a deferred income tax expense of $21.3 million on a loss of $43.4 million, yielding an effective rate of 49.0%. The change from 2003 to 2004 relates primarily to an additional provision recorded in 2003 to increase the valuation allowance, and the tax effect of inflation and currency remeasurement.
      Net operating losses may be carried forward for 10 years and any asset tax paid is available as a credit against the income tax liability for a ten-year period. At December 31, 2004 we had tax loss carryforwards of approximately $374 million, which expire between 2008 and 2014.

Preferred Stock Dividend Requirement
      Our preferred stock pays dividends in our common stock. Our preferred stock dividend of $1.5 million in 2004 and 2003 is based on the value assigned to the 606,730 shares of preferred stock issued in March 1999.

Net Loss Applicable to Common Stockholders
      Due to the factors discussed above, the net loss applicable to common stockholders was $56.0 million in 2004 and $66.3 million in 2003.

Inflation and Foreign Exchange Fluctuations
      During 2005, 2004 and 2003, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor) as provided by the Banco de México, were 3.3%, 5.2% and 3.9% respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in U.S. dollars. Our customer contracts are also denominated in U.S. dollars. However, high inflation rates would affect peso-denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. We do not use foreign currency hedges.

Capital Expenditures
      Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $8.3 million and $1.4 million in 2005 and 2004, respectively. Capital expenditures related to the construction and launch of Satmex 6 were $5.9 million in 2005. Satmex did not incur any investment costs for Satmex 6 in 2004. As part of the Settlement Agreement with Loral in 2005, Satmex received $8.5 million in the form of liquidated damages due to the late delivery of Satmex 6, and $2.0 million in the form of the return of escrowed monies for amounts deemed paid under the Settlement Agreement. Additionally, a deposit of $5.0 million that Satmex had established for the eventual purchase of launch insurance for Satmex 6 was also returned. All of these items are considered part of Satmex’s capital assets. In addition, we paid $1.9 and $2.0 million in 2005 and 2004, respectively, for storage and maintenance expenses while Satmex 6 awaited launch.

      During 2005 and 2004, Satmex invested $2.4 million and $1.4 million, respectively, in systems and other infrastructure.
      We expect total capital expenditures in 2006 to be in excess of $40 million, including the capitalized portion of the cost to insure the launch of Satmex 6 and in-orbit risk for the first year of the satellite’s operation. As a result of the successful launch of Satmex 6 on May 27, 2006, we do not expect to incur significant additional capital expenditures in 2006.

Liquidity and Capital Resources
      At December 31, 2005, we had total debt of $527.7 million. This amount includes $4.3 million from the conversion of the Fixed Rate Notes into UDI’s when we were declared in concurso mercantil on September 7, 2005.
      On June 30, 2004, our Floating Rate Notes came due and we did not make the required principal payment of $203.4 million although we continued to make interest payments until April 2005. On November 1, 2004, our Fixed Rate Notes came due and we did not make the required principal payment of $320 million. Also, we did not make the August 1, 2003, February 1, 2004, August 1, 2004, and November 1, 2004 interest payments on the Fixed Rate Notes totaling $56.7 million.
      As of December 31, 2005, was had accrued total unpaid interest in the amount of $106.3 million. This amount includes $1.3 million from the conversion of unpaid interest on the Fixed Rate Notes into UDI’s.
      We did not make the required interest payments on the Fixed Rate Notes and on the Floating Rate Notes nor the required payments described above due to cash shortfalls from our operating activities. In an effort to restructure, among other things, these defaulted obligations, on June 29, 2005 we filed a concurso mercantil with the Court, and on September 7, 2005, the Court declared us in concurso mercantil under the LCM.
      If we do not complete our financial restructuring, we do not expect cash flows to be sufficient to make the overdue interest and principal payments on our Fixed Rate Notes and our Floating Rate Notes. We do not expect our shareholders to contribute any more equity to us.

Sources and Uses of Cash
      Net cash provided by operating activities for the year ended December 31, 2005 of $10.0 million consisted primarily of an increase in interest payable of $40.1 million (includes $1.3 million of the effect of converting the Fixed Rate Notes into UDIs), which was offset by $24.8 million of losses before non-cash items and other items amounting to $5.3 million.
      Net cash provided by investing activities for 2005 was $0.2 million. Capital expenditures for 2005 were $8.3 million. Substantially all capital expenditures are denominated in U.S. dollars. In addition, we received $8.5 million in liquidated damages for delivery delay on Satmex 6.
      Cash provided by financing activities for the year ended December 31, 2005 was $5.6 million and it is represented by the exchange rate fluctuations and changes in the UDI value of the Fixed Rate Notes.
      Our total cash balance as of June 30, 2006, was $27.6 million compared to $54.9 million on December 31, 2005.

Contractual Obligations and Other Commercial Commitments
      The following tables aggregate our contractual obligations and other commercial commitments as of December 31, 2005 (in thousands).

	Payments Due By Period

		Less than
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	After 5 Years

Debt and related interest accrued as of December 31, 2005(1)	690,248	35,581	140,612	331,530	182,525
Operating leases(2)	562	233	233	96
Other long-term obligations(3)	4,460	446	892	892	2,230

Total contractual cash obligations	$695,270	$36,260	$141,737	$332,518	$84,755

Other Commercial Commitments:
Monitoring Service	$92	$92
Maintenance	$10	$10

(1)	Variable interest on the Floating Rate Notes is calculated based on the following: according to the Restructuring Agreement entered into on March 31, 2006, accrued interest to and including September 30, 2006 will be $31.0 million. From September 30, 2006 and over the five-year life of the notes stipulated in the Restructuring Agreement, we have calculated interest at 10.13% based on current estimates of forward rates. In addition, $274 million of unpaid principal and interest relating to our Fixed Rates Notes has been excluded as, based on the Restructuring Agreement, such amount will be capitalized into equity.

(2)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(3)	Represents payments to the Mexican government under the Property Concession.

The Fixed Rate Notes
      On February 2, 1998, we issued the Fixed Rate Notes in an aggregate principal amount of $320 million, which matured on November 1, 2004, all of which were outstanding on December 31, 2005. The interest rate on the Fixed Rate Notes is 10.125%. We were required to make interest payments on the Fixed Rate Notes semi-annually in cash in arrears on each February 1 and August 1 until maturity. The Fixed Rate Notes are unsecured, unsubordinated obligations, ranking pari passu in right of payment with all of our existing and future unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.
      The Fixed Rate Notes indenture contains certain covenants that impose, among other things, certain limitations and restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the Fixed Rate Notes indenture includes various events of default customary for similar issues of notes, including among others the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization.

The Floating Rate Notes
      On March 4, 1998, we issued our Floating Rate Notes in an aggregate principal amount of $325 million, which on June 30, 2004 came due and we did not make the required principal payment of $203.4 million. Certain other covenant defaults have occurred under the indentures governing the Floating Rate Notes. The Floating Rate Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Fixed Rate Notes. They are secured by a lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the Floating Rate Notes. The Floating Rate Notes bear interest at rates based either on LIBOR or the base rate specified in the Fixed Rate Notes indenture, at our option, and are redeemable at our option. In addition, the Floating Rate Notes are guaranteed by Servicios shares and Firmamento’s shares in Servicios as well as corporate guarantees from the same entities.
      In addition to containing similar covenants as the Fixed Rate Notes, the Floating Rate Notes contain covenants that require maintenance of certain quarterly financial and operating ratio levels and impose limits on our spending for capital expenditures.
Critical Accounting Policies
      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Accounting policies that are critical to understanding our financial statements and that require significant judgment by management include the estimated useful lives of our satellites, the valuation of long-lived assets, the valuation allowance related to deferred income tax assets, and the allowance for doubtful accounts.

Useful Lives of Satellites
      Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites.
      The estimated useful lives of our satellites as of the commencement of useful life, were:

Solidaridad 2	14.5 years
Satmex 5	15 years
Satmex 6	15 years
      Solidaridad 2 and Satmex 5 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994 and January 22, 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed on the in-orbit service dates. Satellite lives are re-evaluated periodically.
      Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. There was no capitalized interest related to Satmex 6 in 2005 and 2004. Capitalized interest related to the construction of Satmex 6 was $18.6 million for the year ended December 31, 2003. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. Gains or losses from unsuccessful launches and in-orbit failures of our satellites, net of insurance proceeds, are recorded in the period a loss occurs.

Valuation of Long-Lived Assets
      The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances, such as a prolonged period of low prices coupled with high operating expenses, indicate that an asset may not be recoverable. The carrying value of assets are considered not to be recoverable when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. We measure impairment as the difference between the carrying value and the fair value of the asset. We develop our analysis of undiscounted cash from estimates and assumptions based upon the best evidence available including, but not limited to, our current pricing structure, internal operating budgets and the expected utilization of our broadband capacity.

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
      Subsequent to the filing of the financial statements with the SEC for the years ended December 31, 2004 and 2003, our management determined that when establishing the valuation allowance for deferred income tax assets recognized in its financial statements, it calculated the deferred income tax assets related to tax loss carryforwards that were reserved without taking into consideration the reversal of existing taxable temporary differences during the tax loss carryforward periods. We have since concluded that the reversal of taxable temporary differences should be taken into consideration when determining the recoverability of the deferred income tax assets originated by tax loss carryforwards. As a result, the financial statements as of and for the years ended December 31, 2004 and 2003 have been restated. Other potential sources of future taxable income were not considered.

Revenue Recognition on AlternaTV
      On a monthly basis, we estimate the number of subscribers to AlternaTV for each purchaser of our programming. We apply the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, we receive a definitive report from the purchaser and we reconcile the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report.

Allowance for Doubtful Accounts
      We evaluate our allowance for doubtful accounts receivable on a regular basis. Such analysis involves a review of the payment and credit history of specific accounts. Where we determine an allowance is required, such allowance is created in the period for which we believe that collection of the account has become doubtful. After an allowance is applied, the reversal of such allowance only occurs in the period of payment or in the period where a change in circumstance has occurred which provides strong evidence to support the collectibility of the receivable.
Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payments. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006. The Company does not expect the adoption of SFAS No. 123(R) will have a material effect on its financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.

SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.
      On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.
      At meetings held on September 29 and 30, 2004 and November 17 and 18, 2004, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 was adopted in 2005; however such adoption did not have an effect on the Company’s financial statements as it only has one operating segment.
      At the June 15 and 16, 2005 EITF meetings, and further modified at the September 15, 2005 meeting, the EITF discussed issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. We do not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.
      For the fiscal year ending December 31, 2005 the Company adopted FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies the term “conditional asset retirement obligation” as defined in SFAS No. 143, Accounting for Asset Retirement Obligations, and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligations. The adoption of FIN 47 did not have a material effect on our financial position, results of operations or cash flows.
      At the June 15 and 16 meeting of the EITF, the EITF agreed to amend Item 4 of the Protective Rights section of issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights as well as amend Example 1 of EITF 96-16, in order to be consistent with the consensus reached in EITF Issue

No. 04-5, Determining Whether a General Partner, or the General Partners, as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights. These amendments were effective for new investments and investment agreements that are modified after June 29, 2005. The adoption of these amendments did not have a material impact on our financial position, results of operations or cash flows.

ITEM 6.	Directors, Senior Management and Employees
Directors and Senior Management

Name	Position	Age	Period of Service

Sergio Miguel Autrey Maza(1)	Chairman of the Board, Director and Chief Executive Officer	54	Since November 1997
Bernard L. Schwartz(2)	Director	80	Since November 1997
Eric J. Zahler(2)	Director	55	Since November 1997
Francisco Alfredo Ramírez V	Director	38	Since September 2004
Angel Mario Gutiérrez González	Director	52	Since September 2004
Joaquín Muñoz Izquierdo(3)	Director	75	Since March 2005
Carlos Raúl Valencia Barrera	Secretary of the Board of Directors	50	Since September 2004
Cynthia M. Pelini	Executive Vice President and Chief Financial Officer	51	Since April 1998
Juan Manuel Pinedo	Executive Vice President and Chief Marketing Officer	41	Since April 1998
Carmen Ochoa Avendaño	General Counsel	49	Since April 2002
Manuel Gutiérrez García	Statutory Auditor	60	Since November 1997

(1)	CEO Since February, 2005

(2)	Mr. Schwartz and Mr. Zahler resigned from our Board of Directors in March 2006; under Mexican law, these persons must remain in office until successors are appointed at the shareholders’ meeting and such successors take office. We expect that their resignation and the appointment of their successors will occur in 2006.

(3)	Mr. Muñoz Izquierdo passed away in February 2006, having served as a director since March 2005. Mr. Muñoz Izquierdo has been substituted in board meetings by alternate members of the board of directors. We expect that the appointment of his replacement will be resolved at a shareholders’ meeting in 2006.
      Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of an odd number of directors. Directors are elected by a majority of the holders of the common shares, provided that the Mexican government, as a holder of the majority of the Series N shares has the right to appoint a director and any holder or group of holders of at least 25% of the total shares of the Company is entitled to name one director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each serves until a successor is elected and takes office. The principal duties of the board include the approval of our business strategy, as well as the appointment and evaluation of the CEO.
      Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed. We have no contracts that provide for benefits to any director upon termination of service.
      Our Board of Directors is chaired by Mr. Sergio Miguel Autrey Maza and currently consists of six directors appointed by Principia, Loral and the Series N shareholders (currently controlled by the Mexican government). Currently, we do not have any independent directors.

      Our Chief Executive Officer (“CEO”), who was designated by the Board in February 2005, is a majority shareholder of Principia and thus an important participant in our equity. There is no other arrangement with our employees or senior management regarding equity ownership or options in us.
      Mr. Autrey is the CEO. The CEO reports to the Board of Directors. His duties include day to day management of the company, strategic planning and relationship development. Mr. Autrey has been the Chairman of the Board and a director of Satmex since November 1997 and is the Chairman of the Board of Principia, Globalstar de México (a satellite telephony service provider owned by Principia and Loral) and Enlaces. He is also a member of the board of Editorial Raices and Grupo Editorial Notimusa, both of which are Mexican publishing companies.
      Mr. Schwartz has been a director of Satmex since November 1997. Prior to March 1, 2006, Mr. Schwartz was Chairman of the Board and CEO of Loral. Mr. Schwartz resigned from the Satmex Board of Directors in March 2006. Under Mexican law, his resignation and the appointment of his replacement must be resolved at the shareholders’ meeting to occur in 2006.
      Mr. Zahler has been a director of Satmex since November 1997. Mr. Zahler is the President and Chief Operating Officer of Loral. Mr. Zahler resigned from the Satmex Board of Directors in March 2006. Under Mexican law, his resignation and the appointment of his replacement must be resolved at the shareholders’ meeting to occur in 2006.
      Mr. Ramírez, has been a Director of Satmex since September 2004 and is a member of the Board of Grupo Aeroportuario del Pacífico, S.A. de C.V. and Grupo Aeroportuario de la Ciudad de México, S.A. de C.V., as well as member of the Operative and Auditing Committees of those Corporations. Mr. Ramírez is the designee of the Mexican government on our Board of Directors.
      Mr. Angel Gutiérrez González, has been a Director of Satmex since September 2004 and is the controller of Grupo Debir, the statutory auditor of Principia and is a member of the Board of Beta San Miguel and Principia and member of the audit committee of Satmex.
      Mr. Manuel Gutiérrez García has been the Statutory Auditor (“Comisario”) of Satmex since November 1997 and was President of the Mexican Accounting College (Colegio de Contadores Públicos de México) from 2004 to 2006. He is a retired partner of Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu and an advisor, board member and statutory auditor of multiple domestic and international companies including companies with securities traded in domestic and international markets.
      Ms. Pelini has been the Chief Financial Officer of Satmex since April 1998 and Executive Vice President of Finance and Administration since December 2000. Prior to that, she was Vice President of Investor Relations at Grupo lusacell, a Mexican cellular communications company, from 1996 to 1998. Ms. Pelini was Director of Banking Relations for Grupo Televisa from 1995 to 1996, Director of Financial Planning, Capital Markets and Investor Relations for Grupo Dina, a Mexican transportation manufacturer, from 1992 to 1995, and Corporate Treasurer of Corporación Industrial San Luis from 1989 to 1992. From 1976 through 1989, she worked in international banking assignments for both The Chase Manhattan Bank and Bankers Trust Company.
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
      Mr. Valencia is Secretary of the Board of Directors of Satmex (not a Board member) since September, 2004. In his more than 25 years of professional experience, he has acted as legal advisor to various domestic and transnational companies, publicly traded and private, on corporate matters in the areas of foreign investment, technology transfer, licensing agreements, joint ventures, sale merger and acquisition of companies, restructure, public and private project financing, as well as in regulatory matters, specially in the area of telecommunications.

      Ms. Ochoa has been General Counsel of Satmex since April 2002. Ms. Ochoa joined Satmex in 1997, prior to that, she was Advisor of the General Manager at Telecommunicaciones de México (TELECOMM), from 1995 to 1997. From the year 1992 to 1994, Ms. Ochoa was Assistant Director of Evaluation and Analysis Information for the Presidency (Presidencia de la República). From 1990 to 1992, Ms. Ochoa was Director of Evaluation Programs at the Subsecretaria de Protección Civil, Prevención y Readaptación Social of Secretaría de Gobernación(SEGOB). From 1986 to 1988 Assistant Director of the National System of Education at the Secretaría de Educación Pública (SEP). From 1984 to 1986 Chief of the Research Department at Universidad Nacional Autonóma de México (UNAM).
Compensation
      For the year ended December 31, 2005, aggregate management compensation, including bonuses paid or accrued in that year for services in all capacities, was approximately $5.2 million. During 2005, we paid certain members of the Board of Directors and audit and compensation committees for attendance at Board or committee meetings. The total amount paid in 2005 was $84,620. We did not provide any pension, retirement or similar benefits for directors or executive officers.
      In 2005, $858,564 was paid to our management as long-term incentives that had been earned in 2004. In 2005, our management earned $211,354 that was paid in April 2006. This was the last payment of the program.
      We have had a compensation committee since August 4, 2004 that determines our management compensation. Members of the compensation committee include Sergio Miguel Autrey Maza and Richard Mastoloni, who are members (or alternate members) of the Board of Directors, and José Manuel Canal and Laura Lirola Hernando, who are not.
      As part of the Restructuring Agreement, we agreed to pay success and performance bonuses to eight Satmex executives and one Enlaces executive upon reaching certain performance milestones. As of June 30, 2006, 25% of the bonuses were earned and $173,261 has been paid as a result. We expect that the remaining 75% of the bonuses will be earned and paid during the second half of 2006.
      All company employees are eligible for a performance bonus based on the fulfillment of certain objectives, reviewed quarterly, and paid only to personnel active as of the date of payment. In 2005, we paid $695,215 in unpaid 2003 performance bonuses and $9,741 for the first quarter bonus of 2005. Second through fourth quarter bonuses were paid between April and May of 2006 in the amount of $643,704.
      By December 31, 2005, sales commissions that had been earned in the first six months of 2005 had been paid. Commissions earned in the second six months of 2005 were paid in January and April 2006. The total sales commissions earned in 2005 were $166,330.
      In June 2005, we granted unionized employees a salary increase of 5.5%. In September 2005, we granted non-unionized employees a salary increase in line with individual performance evaluations. Senior executives did not receive a salary increase in 2005.
      In June 2006, we and our union agreed to an increase in base salary of 4.5% to be incorporated into the collective bargaining agreement.
Employees
      As of December 31, 2005, Satmex had 185 employees, including our CEO, 17 corporate directors, 117 administrative personnel and 50 members of the Television and Radio Labor Union. The union collective bargaining agreement provides for union exclusivity, an annual salary review, a bi-annual benefits review, a maximum workweek of 40 hours, company medical and union life insurance, statutory retirement-related severance payments of 14 days pay for each year worked (in addition to general statutory severance benefits guaranteed by Mexican Labor Law), a statutory annual bonus of 32 days salary, an education subsidy, employer-funded social security contributions, a Christmas bonus, and an overtime pay rate premium of 35%.

Share Ownership
      As of December 31, 2005, the share ownership of Satmex is as follows:

	Shares	Percentage

Servicios Corporativos	7,500,000	70.71
Mexican government	2,500,000	23.57
Loral (preferred stock)	473,449	4.46
Principia (preferred stock)	133,281	1.26

	10,606,730	100.00

Item 7.	Major Shareholders and Related Party Transactions
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
      In consideration of the debt incurred by us in connection with the acquisition, Servicios, a wholly-owned subsidiary of Firmamento, agreed to pay to the Mexican government approximately $125.1 million under the Menoscabo. The Menoscabo accrues deferred interest at the rate of 6.03% per annum, compounds annually, matured in December 2004, and has not yet been paid. Payment of the Menoscabo is currently secured by Loral’s and Principia’s interests in Firmamento. In accordance with the terms of the Restructuring Agreement, Servicios is to bypass the conciliation phase of its concurso mercantil and request its liquidation (quiebra), in order to allow, in accordance with the Restructuring Agreement, the holders of Floating Rate Notes to release the pledge of Servicios shares to them and the Mexican government to be granted the economic benefit of the future sale of such shares.
      As of December 31, 2005, Servicios held 70.71% of our outstanding capital stock, Loral held 4.46% in preferred stock, Principia held 1.26% in preferred stock and the Mexican government held 23.57%.
      The Mexican government holds its 23.57% interest in us through Series N shares. The Series N shares have limited voting rights and may vote only with respect to the following matters: extension of our term, merger, conversion or anticipated dissolution, amendment to our corporate purpose, change to our nationality or cancellation of our registration in the Securities Section of the National Registry of Securities and Intermediaries or in any Mexican or foreign stock exchange or in a special meeting of Series N shareholders regarding matters that would prejudice their rights.
      Loral has the right to appoint a Chief Operating Officer of the company who would be responsible for our day to day management and operations, subject to approval from Principia, which approval cannot be unreasonably withheld. All other executive officers have been and will be appointed by the mutual consent of Loral and Principia.
      We benefit from the strategic, marketing and operational capabilities of our two corporate sponsors, Loral and Principia. Affiliates of the corporate sponsors have entered into a management services agreement with us to provide us with marketing and strategic planning services.
      We also benefit from Principia’s extensive experience in the Mexican telecommunications industry and its working relationship with many of our existing and potential customers.

New Common Stock
      After the restructuring is completed, new common stock (the “New Common Stock”) will be issued to the holders of the Fixed Rate Notes, Principia, Loral, Servicios and the Mexican government, as follows:

	Voting Rights	Financial Rights

Mexican Government	10.0%	4.0%
Servicios	45.0%	16.0%
Principia	0.67%	0.67%
Loral	1.33%	1.33%
Holders of the Fixed Rate Notes	43.0%	78.0%

Total	100.0%	100.0%

      The New Common Stock will consist of new series A, B and N common stock (the “New Series A Common Stock,” the “New Series B Common Stock” and the “New Series N Common Stock,” respectively).
      The principal terms of the New Series A Common Stock to be issued after the restructuring is completed are as follows:

• Issuer:	Satmex
• Classification:	Series A Common Stock
• Par Value:	None
• Voting:	55% of total common voting rights
• Preemptive Rights:	Equity calls
      The principal terms of the New Series B Common Stock to be issued after the restructuring is completed are as follows:

• Issuer:	Satmex
• Classification:	Series B Common Stock
• Par Value:	None
• Voting:	45% of total common voting rights
• Preemptive Rights:	Equity calls
      The principal terms of the New Series N Common Stock to be issued after the restructuring is completed are as follows:

• Issuer:	Satmex
• Classification:	Series N Common Stock
• Par Value:	None
• Voting:	Limited voting rights; may vote only with respect to: extension of term, conversion or anticipated dissolution, amendment to Satmex’s corporate purpose or change to Satmex’s nationality.
• Preemptive Rights:	Equity calls

Loral Space & Communications Inc.
      Loral, together with its subsidiaries, is a leading satellite communications company with substantial activities in satellite-based communications services and satellite manufacturing. Loral was formed to succeed the business conducted by its predecessor, Loral Space & Communications Ltd., which emerged from chapter 11 of the U.S. bankruptcy laws on November 21, 2005. Loral owns and operates a fleet of telecommunications satellites, manages a global network that integrates its satellites with terrestrial facilities and has the rights to numerous well-positioned orbital slots. Managed by Loral Skynet, the fleet provides satellite capacity and platforms broadcast, data network, Internet access, IP and systems integration needs. SS/ L is a leading designer and manufacturer of satellites and satellite systems for commercial and government applications including satellite services, television broadcasting, direct-to-home (DTH) television services, broadband communications, military communications, wireless telephony, digital satellite radio, weather monitoring and air traffic management.
      On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the Bankruptcy Code in the Bankruptcy Court (Lead Case No. 03-41710 (RDD), Case Nos. 03-41709 (RDD) through 03-41728 (RDD), collectively, the “Chapter 11 Cases”). The Loral chapter 11 debtors include, among others, Loral Space & Communications Corporation (“LSCC”), Loral SpaceCom Corporation (“Loral SpaceCom”), Loral Satellite, Inc. (“Loral Satellite”), SS/ L and Loral Orion, Inc. Loral continued to manage its properties and operate its businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the provisions of the Bankruptcy Code. Loral officially concluded its reorganization and successfully emerged from chapter 11 on November 21, 2005; its plan of reorganization previously had been approved on August 1, 2005.

Sale of Assets
      On March 17, 2004, LSCC, Loral SpaceCom and Loral Satellite (collectively, the “Sellers”) consummated the sale (the “Sale”) of the Sellers’ North American fleet of satellites and related assets to certain affiliates of Intelsat, Ltd. and Intelsat (Bermuda), Ltd. (collectively, “Intelsat” or the “Purchasers”). At closing, the Company received approximately $1.0 billion, consisting of approximately $961 million for the North American satellites and related assets, after adjustments, and $50 million for an advance on a new satellite to be built for Intelsat by SS/ L. The Sellers obligations with respect to the $50 million advance are secured by the Telstar 14/ Estrela do Sul-1 satellite and related assets, including insurance proceeds relating to the satellite. The Sellers used a significant portion of the funds received to repay all $967 million of its outstanding secured bank debt. In addition, after closing, the Sellers received from the Purchasers approximately $16 million to reimburse a deposit made by the Sellers for the launch of Telstar 8, and the Sellers expect to receive an additional $4 million as a purchase price adjustment resulting from resolution of a regulatory issue relating to the purchased assets. The Sale was completed after the Bankruptcy Court approved, on March 16, 2004, the final amendment to the asset purchase agreement, dated July 15, 2003, between the Sellers and the Purchasers.
      The North American satellites and related assets of the Loral Entities have been accounted for as a discontinued operation in the Loral Entities’ historical condensed financial statements, resulting in the reclassification of their historical condensed consolidated statements of operations and statements of cash flows to reflect these operations as discontinued operations separately from continuing operations.

Loral is Organized into Two Operating Businesses
      Satellite Services. Satellite services, managed by Loral Skynet, a division of Loral, generates its revenues and cash from leasing satellite capacity and platforms to customers for video and direct-to-home (“DTH”) broadcasting, high-speed data distribution, Internet access, communications and networking services.
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

Loral Settlement Agreement
      Satmex contracted with SS/L, a wholly-owned subsidiary of Loral, to build Satmex 6, the replacement satellite for Solidaridad 1. In connection with disputes that arose with respect to the delivery of Satmex 6, among other things, on June 14, 2005, Loral, the Loral Entities and Satmex entered into the Loral Settlement

Agreement. Pursuant to the terms of the Loral Settlement Agreement, (i) SS/L and Satmex terminated their respective obligations under the contract for procurement of Satmex 6, including the right of SS/L to earn potential orbital incentive payments and an end of life bonus and entered into a new contract whereby SS/L renewed its commitment to provide its continued support for the launch of Satmex 6, (ii) SS/L agreed to pay Satmex certain liquidated damages which have already been paid, and (iii) Satmex agreed to deliver two 36 MHz Ku-band transponders and two 36 MHz C-band transponders to SS/L from Satmex 6 upon its successful launch and, subject to obtaining certain consents, grant SS/L a security interest or title therein. Also pursuant to the Loral Settlement Agreement, Satmex and Loral agreed to terminate the management services agreement among Loral, Principia and Satmex and a license agreement between Loral and Satmex, modify the terms of a fully prepaid end-of-life lease agreement between Satmex and Loral Skynet whereby Satmex leased two 36 MHz Ku-band transponders on Satmex 5 to Loral Skynet so as to, subject to obtaining certain consents, grant Loral Skynet a security interest or title therein (such agreement was assigned to Loral Skynet as of November 21, 2005). On July 26, 2005, Loral’s bankruptcy court approved the Loral Settlement Agreement and it became effective in accordance with its terms. The conciliador in our concurso mercantil also confirmed his support of the Loral Settlement Agreement and the transactions contemplated thereby on February 23, 2006.
      Under the Restructuring Agreement, we will grant to certain affiliates of Loral a Mexican usufructo with respect to the transponders that are currently subject to the Satmex 6 Lease Agreement and the Satmex 5 Lease Agreement. These lease agreements will terminate upon filing of the usufructo for registration in the Public Registry of Commerce of Mexico City. Pursuant to Mexican law, the usufructo will grant to the Loral affiliates the right to use and enjoy the transponders until the end of life of the Satmex 5 and Satmex 6 satellites. Such right will not be affected by, and shall survive, any future transfer of the Satrmex 5 or Satmex 6 satellites, including the exercise of rights and remedies of the holders of the First Priority Senior Secured Notes and Second Priority Senior Secured Notes.

Principia, S.A. de C.V.
      Principia is a Mexican telecommunications company which comprises the business interests of some members of the Autrey family, including the Chairman of our Board and CEO, Sergio Miguel Autrey, Banamex, S.A. and, until February 14, 2005, Lauro González.
Related Party Transactions
      Loral licensed certain intellectual property to us for an annual fee of 1.5% of our gross revenue, as defined in the license agreement. For the year ended December 31, 1999, Loral and Satmex reduced the license fee to 1.2%. until August 31, 2003 and to 1.0% as from September 1, 2003. In 2005, 2004 and 2003, we recorded a license fee expense of $164,000, $533,000 and $1.1 million, respectively. The license agreement terminated in 2005 as a result of the Loral Settlement Agreement.
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

      On March 30, 1999, we issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in our common stock. The preferred stock can be exchanged at our option into our common stock, at an exchange ratio of 1 share of preferred stock for 4.0016 shares of common stock.
      In 1999, Loral Skynet entered into an end-of-life lease with us for three Ku-band transponders on Satmex 5. For the year ended December 31, 1999, we accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders. This agreement has been terminated and replaced by the Satmex 5 Lease Agreement.
      In 1999, Firmamento, Loral Satmex and Satelites Enigma formed three wholly-owned subsidiaries; Satmex Corporativo, S. de R.L. de C.V., Satmex Administración, S. de R.L. de C.V. and Satmex Servicios Técnicos, S. de R.L. de C.V. In June 1999, we transferred our management personnel to Satmex Corporativo and our administrative personnel to Satmex Administración. In November 1999, we transferred our union personnel to Satmex Servicios Técnicos. None of these three corporations have any material assets. We pay these companies their costs plus a fee of up to 3% of the gross payroll and benefits, excluding payroll taxes. For the years ended December 31, 2005, 2004 and 2003 this fee was 312,000, ($138,000) and $524,000, respectively. According to the Restructuring Agreement, two new subsidiaries have been formed, SMVS Administración, S. de R.L. de C.V. and SMVS Servicios Técnicos, S. de R.L. de C.V., who are 99.9% owned by and Satmex. These new subsidiaries have replaced the three subsidiaries mentioned above.
      Service revenue from related parties, primarily the Mexican government, amounted to $7.4 million, $7.3 million and $9.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. This service revenue includes transponder capacity to Loral affiliates for $1.2 million, $1.5 million and $2.7 million in 2005, 2004 and 2003, respectively.
      Loral Skynet billed us $7,000, $7,000 and $1.0 million for providing capacity on Loral Skynet satellites in 2005, 2004 and 2003, respectively. Loral Skynet billed us $1.5 million and $395,000 for sales commissions in 2005 and 2003, respectively.
      We provide satellite capacity to Loral and certain of its affiliates under various service contracts. On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for reorganization under chapter 11 of title 11 of the Bankruptcy Code in the Bankruptcy Court. Loral currently owes us $510,000 for services rendered under these contracts, of which $125,000 was due pre-petition. We continue to provide satellite capacity to Loral under these contracts.
      In 1998, Principia and Loral founded Enlaces Satelitales which later in 2000 changed its name to Enlaces Integra, a telecommunications service integrator that provides tailor made solutions of high speed data communications to private and public networks, value-added service providers and audio/video service providers. In January 2000, Enlaces was granted a concession to install, operate and exploit a public telecommunications network. Additionally, Enlaces received a value-added license that allows it to develop Broadband Internet access and a wide range of multimedia services. On August 10, 2001, Enlaces was granted a concession to provide fixed satellite services in Mexico through satellite operators other than us.
      Between 2000 and 2005, we provided financing and infrastructure to Enlaces to help the company establish and grow its business. As of December 31, 2005, Enlaces owed us a total of $7.6 million. Under the terms of the Restructuring Agreement, we will receive 75% of the shares of Enlaces in exchange for the cancellation of this account receivable.

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
      A concurso mercantil is a Mexican reorganization proceeding and is based on the LCM. A concurso mercantil is comprised of two separate and successive stages: conciliation and liquidation (quiebra). The objective of the conciliation stage is to preserve the business of the debtor through the negotiation and execution of an agreement between the debtor and its creditors. Such agreement, as confirmed by the court, would have the effect of ending the concurso mercantil. Absent protracted litigation, the conciliation stage may last up to 185 days from the date of the last publication of the court’s order declaring the debtor in corcurso mercantil. This initial 185-day term may be extended for up to two 90-day periods, subject to certain conditions including the approval of specific portions of the debtor’s indebtedness. If the debtor does not reach an agreement with its creditors within such period of time or, if prior to its expiration, the mediator (conciliador) determines that the debtor and its creditors are unwilling to reach an agreement or that such agreement is impossible, the conciliation stage is terminated and the debtor is put into liquidation (quiebra). The purpose of liquidation (quiebra) is to sell the business and/or assets of the debtor to pay its creditors with the proceeds realized from such sale. Both proceedings may take significantly more time and be significantly less predictable than a reorganization case under U.S. laws.
      On June 29, 2005 we filed a voluntary petition for concurso mercantil in the Court in Mexico City. On September 7, 2005 the Court confirmed our petition and issued an order declaring our concurso mercantil and officially commenced the conciliation stage. On October 11, 2005, the Court appointed Thomas Stanley Heather Rodriguez as the mediator, or conciliador, in the concurso mercantil, whose primary role was to mediate and assist in negotiating an agreement among us and our creditors. On December 30, 2005, the Court issued a judgment acknowledging certain claims against us (sentencia de reconocimiento, graduación y prelación de créditos) (the “Recognition Judgment”). On April 20, 2006, the conciliador asked for a 90-day extension of the conciliation stage which was granted by the Court. During the conciliation stage, on May 19, 2006, the recognized creditors and the Company signed a plan of reorganization (convenio concursal). Such plan was filed by the conciliador to the Court for its approval on June 1, 2006. The Court received the plan and distributed it among the holders of our recognized claims to allow them to file any objections. The Court also ordered a notice to the SCT for the exercise of the Mexican government’s veto right. On June 14, 2006, the right of the holders of our recognized claims to veto the plan (convenio concursal) expired, without any exercise of such right. On June 23, 2006, the SCT filed a motion with the Court that effectively approved the terms of the plan (convenio concursal). On July 17, 2006, the Court issued an order approving the plan (convenio concursal). See “Regulations — Ley de Concursos Mercantiles in Mexico” for additional information.
Dividend Policy
      We may not pay cash dividends unless we are permitted to do so under the terms of our Floating Rate Notes indenture and our Fixed Rate Notes indenture. Because we are in concurso mercantil, we may not pay cash dividends and we are prohibited from issuing stock dividends. In 1999, we issued 606,730 shares of preferred stock that entitle to holder to common stock dividends. We have recorded the value of the common stock dividends and have not issued the shares due to the limitations on such issuance. The preferred stock dividend that we recorded was approximately $1.5 million in each of the three years ended December 31, 2005, 2004 and 2003.
      See “Item 18 — Financial Statements” for a list of all financial statements filed as part of this Form 20-F.

ITEM 9.	Markets
      Our capital stock is not publicly traded. Our 10.125% Series B Senior Notes are not listed on any securities exchange.

ITEM 10.	Additional Information
      Documents concerning us referred to in this 20-F may be inspected at our corporate offices at Rodolfo Gaona No. 86, Col. Lomas de Sotelo, 11200, Mexico DF, Mexico.
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
TAXATION
      The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the Fixed Rate Notes and the Floating Rate Notes. This summary is based on the tax laws in force as of the date hereof and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico and the U.S.
      A Convention for the Avoidance of Double Taxation and a Protocol thereto (the “Tax Treaty”) between the U.S. and Mexico entered into force January 1, 1994 and has been amended by an additional protocol that entered into force in July 2003. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of Fixed Rate Notes are summarized below. The U.S. and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.
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
      A higher withholding rate (currently and during 2005 up to a maximum of 30%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.
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

Taxation of Dispositions
      The Mexican tax law provisions relating to capital gains realized on the disposition of Floating Rate Notes or Fixed Rate Notes by Foreign Holders establish that no Mexican tax will be imposed on transfers of notes between Foreign Holders effected outside of Mexico.

Transfer and Other Taxes
      There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Fixed Rate Notes. A Foreign Holder of Fixed Rate Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Fixed Rate Notes.
U.S. Taxation
      This summary of certain U.S. federal income tax considerations deals principally with U.S. Holders (as defined below) that will hold Fixed Rate Notes as capital assets and whose functional currency is the U.S. dollar. This summary generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, or persons that hold (or will hold) the Fixed Rate Notes as a position in a “straddle” for tax purposes or as part of a “synthetic security” or a “conversion transaction” or other integrated investment composed of the Fixed Rate Notes and one or more other investments, nor does it address the tax treatment of U.S. Holders that do not acquire Fixed Rate Notes at their issue price as part of the initial distribution. As used under this section, the term “U.S. Holder” means a beneficial owner of a Fixed Rate Note that is a citizen or resident of the U.S. for U.S. federal income tax purposes, a corporation or other entity taxable as a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia, a trust whose administration is subject to the primary supervision of a U.S. court and having one or more U.S. persons with the authority to control all of such trust’s substantial decisions, an estate that is subject to U.S. federal income tax on its income regardless of the source thereof, or a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

Tax Consequences Associated With Default on Fixed Rate Notes and Restructuring
      We are attempting to work out a plan in the concurso mercantil and the 304 Case that will result in a restructuring of our capital, including the Fixed Rate Notes. Any such restructuring could result in a change to the term and interest rate of the Fixed Rate Notes, or in an exchange of said notes for equity or other property (including cash).

Taxation of Interest
      A U.S. Holder will treat the gross amount of interest and additional amounts (i.e., without reduction for Mexican withholding taxes, determined using the appropriate Mexican withholding tax rate applicable to the U.S. Holder) as ordinary interest income in respect of the Fixed Rate Notes when accrued or received in accordance with their regular method of tax accounting. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder’s taxable income. Interest and additional amounts will constitute income from sources without the U.S. for foreign tax credit purposes. Under current law, for purposes of applying the U.S. foreign tax credit limitation, such income generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” unless the Mexican withholding tax rate applicable to the U.S. Holder is imposed at a rate of at least 5%, in which case such income generally will constitute “high withholding tax interest.” The number of foreign tax credit limitation baskets is scheduled to decrease to two, “passive income” and “general category income”, for purposes of computing a U.S. taxpayer’s foreign tax credit limitation in taxable years beginning after December 31, 2006. Under these rules, interest on the Fixed Rate Notes would likely be treated as “passive income.”
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

Taxation of Dispositions
      Gain or loss realized by a U.S. Holder on the sale, redemption or other disposition of Fixed Rate Notes (less amounts attributable to accrued interest which, if not previously included in taxable income, will be taxed as ordinary income) generally will be long-term capital gain or loss if, at the time of the disposition, the Fixed Rate Notes have been held for more than one year. Generally, U.S. Holders that are individuals will be taxed at a preferential rate with respect to long-term capital gains. There are limits on the deductibility of capital losses. Gain or loss realized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.
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

Backup Withholding and Information Reporting
      In general, payments of interest and the proceeds of a sale, redemption or other disposition of the Fixed Rate Notes payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service (“IRS”) and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a current rate of 28% may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its federal income tax returns. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as credit against such holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to market risk from changes in currency exchange rates and change in interest rates. We from time to time assess our exposure and monitor opportunities to manage these risks.
Exchange Rate Risk
      During 2004 and 2005, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de Mexico, were 5.2%, and 3.3%, respectively. Our major expenditures, including capital expenses and satellite insurance will not be affected by high levels of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, high inflation rates would affect peso denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses. Approximately half of our costs and expenses are peso denominated, an amount that represents 22% of our revenue. If the Mexican peso were to increase in value against the US dollar by 4%, we estimate that our expenses would increase by approximately $1 million. If the Mexican peso were to increase in value against the US dollar by 8%, we estimate that our expenses would increase by approximately $2.0 million.

Interest Rate Risk
      The estimated fair value of our financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.
      The fair value of the Floating Rate Notes (with a nominal and recorded amount of $203.4 million), based on best estimates at December 31, 2005, was approximately $174.9 million. At December 31, 2005, the fair value of the Company’s Fixed Rate Notes (with a nominal and recorded amount of $320 million) based on quoted market prices was $176.0 million.
      Our Floating Rate Notes accrue interest based on a floating interest rate, which is currently determined as LIBOR plus 450 basis points and the amount of principal outstanding is $203.4 million. An increase in LIBOR of 1% would increase our financial cost by $2.0 million. An increase in LIBOR of 2% would increase our financial cost by $4.1 million. The Floating Rate Notes will continue to accrue interest during the course of the concurso mercantil.
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
The Fixed Rate Notes
      On November 1, 2004, our Fixed Rate Notes came due and we did not make the required principal payment of $320.0 million. Also, we did not make the August 1, 2003, February 1, 2004, August 1, 2004 and November 1, 2004 interest payments on the Fixed Rate Notes. The aggregate amount of interest payment due was $56.7 million. We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under both indentures due to cash shortfalls from our operating activities.
      We did not make the interest payments on the Fixed Rate Notes nor the required principal payments under the indentures of either the Floating Rate Notes or the Fixed Rate Notes due to cash shortfalls from our operating activities. In addition to the payment event of default, there are other events of default under the indenture governing the Floating Rate Notes, including, but not limited to, those relating to insurance and financial covenants, and various cross defaults resulting from defaults under the Fixed Rate Notes indenture and the Menoscabo.

Item 14.	Material Modifications to the Rights of Security Holders
      Not applicable.

Item 15.	Controls and Procedures
      Our CEO and chief financial offer (“CFO”) have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2005. These controls and procedures were designed to ensure that material information relating to us is communicated to the

CEO and CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures during 2005.

Item 16A.	Audit Committee Financial Expert
      We do not have a qualified audit committee financial expert because the financial expert currently participating on our audit committee is not a member of our Board of Directors. As a result of our restructuring process, our Board of Directors will have a new member who will qualify as an audit committee financial expert.
      We have had an audit committee since August 4, 2004. Our audit committee currently consists of Angel Gutiérrez González and Richard Mastoloni, who are members (or alternate members) of our Board of Directors, and Manuel Gutiérrez García, José Manuel Canal, Luis Gómez Aguilar and José Luis Valero Benito, who are not.

Item 16B.	Code of Ethics
      We have in place a code of ethics that applies to all officers and senior management. Our code of ethics was not amended during 2005 and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to our CEO, CFO or Chief Accounting Officer in 2005. An English translation of our code of ethics has been posted on our website at www.satmex.com and a copy of our code of ethics will be sent upon request.

Item 16C.	Principal Accountant Fees and Services
      The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2005 and 2004, respectively, were as follows:

	2005	2004

	(Amounts in
	thousands)
Audit fees	$286	$234
Audit related fees	—	12
Tax fees	71	114
All other fees	—	31

Total fees	$357	$391

      Audit fees: Audit fees in the above table are the aggregate fees billed by GYRU in connection with the audit of the annual financial statements and statutory and regulatory audits
      Audit-related fees: Audit-related fees in the above table are the aggregate fees billed by GYRU for financial accounting and reporting consultations.
      Tax fees: Tax fees in the above table are fees billed by GYRU for services for tax compliance and tax advice.
      Our audit committee must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit. In 2005, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption.1

     1 The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5% or less of the total revenues paid by the audit client to the accountant during the fiscal year, (b) such services were not recognized at the time of engagement as non-audit services, and (c) such services were promptly brought to the attention of the audit committee and approved by the audit committee prior to completion of the audit.

PART III

Item 18.	Financial Statements
      Please refer to Item 19.

Item 19.	Exhibits
      (a) Index to Financial Statements
      (b) Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S. A. de C. V.†
1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S. A. de C. V. (English translation).†
2.1	Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S. A. de C. V. and The Bank of New York, as trustee.†
2.2	Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S. A. de C. V., as the Issuer, Firmamento Mexicano S. de R. L. de C. V. and Servicios Corporativos Satelitales, S. A. de C. V., as Guarantors, and Citibank, N. A., as trustee.†
2.3	First Supplemental Indenture, dated as of June 30, 1998, Supplemental to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S. A. de C. V., as the Issuer, Firmamento Mexicano S. de R. L. de C. V. and Servicios Corporativos Satelitales, S. A. de C. V., as Guarantors, and Citibank, N. A., as trustee.†
2.4	Second Supplemental Indenture, dated as of February 16, 2000, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S. A. de C. V., as the Issuer, Firmamento Mexicano S. de R. L. de C. V. and Servicios Corporativos Satelitales, S. A. de C. V., as Guarantors, and Citibank, N. A., as trustee.††
2.5	Supplemental Indenture, dated as of November 25, 2002, to Indenture, dated as of February 2, 1998, between Satélites Mexicanos, S. A. de C. V. and The Bank of New York, as trustee.†††
2.6	Third Supplemental Indenture, dated as of March 18, 2003, to Indenture, dated as of March 4, 1998, among, Satélites Mexicanos, S. A. de C. V., as the Issuer, Firmamento Mexicano S. de R. L. de C. V. and Servicios Corporativos Satelitales, S. A. de C. V., as Guarantors and Citibank, N. A., as trustee.†††
4.1	Satellite Concession 116.8 degrees W. L.†
4.2	Satellite Concession 116.8 degrees W. L. (English Translation)†
4.3	Satellite Concession 113.0 degrees W. L.†
4.4	Satellite Concession 113.0 degrees W. L. (English Translation)†
4.5	Satellite Concession 109.2 degrees W. L.†
4.6	Satellite Concession 109.2 degrees W. L. (English Translation)†

Exhibit No.	Description

4.7	Property Concession†
4.8	Property Concession (English Translation)†
4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S. A. de C. V. and Firmamento Mexicano, S. de R. L. de C. V.†
4.10	Restructuring Agreement by and among Satélites Mexicanos, S.A. de C.V., Servicios Corporativos Satelitales, S.A. de C.V., Supporting Equity Holders, Supporting FRN Holders and Supporting Noteholders, dated as of March 31, 2006.††††*
4.11	Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000, the Tenth Amendment thereto, dated December 1, 2005 and the Twelfth Amendment thereto, dated February 1, 2006.††††*
4.12	Support Agreements by and among Satélites Mexicanos, S.A. de C.V. and the Additional Supporting Holder, dated as of May 9, 2006, May 10, 2006, May 12, 2006 and May 18, 2006.††††*
12.1	Section 302 Certification of Sergio Miguel Angel Autrey Maza, Chief Executive Officer.*
12.2	Section 302 Certification of Cynthia Pelini, Chief Financial Officer.*
13.1	Section 906 Certification of Sergio Miguel Angel Autrey Maza, Chief Executive Officer.*
13.2	Section 906 Certification of Cynthia Pelini, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Annual Report on Form 20-F for the year ended December 31, 1999.

†††	Incorporated by reference from the registrant’s Annual Report on Form 20-F for the year ended December 31, 2002.

††††	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on the date of the filing of this Form 20-F.

*	Filed herewith.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V.

By:	/s/ Cynthia Pelini

Cynthia Pelini
Chief Financial Officer
Date: July 17, 2006

SATÉLITES MEXICANOS, S. A. DE C. V.
PART III

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Satélites Mexicanos, S. A. de C. V.
Mexico City, Mexico
      We have audited the accompanying balance sheets of Satélites Mexicanos, S. A. de C. V. (“Satmex”), as of December 31, 2005 and 2004 (restated), and the related statements of operations, changes in stockholders’ equity and cash flows (restated) for the years ended December 31, 2005, 2004 (restated) and 2003 (restated) (all expressed in thousands of U.S. dollars). Our audits also included the financial statement schedule listed in the Index at item 18. These financial statements are the responsibility of Satmex’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S. A. de C. V. as of December 31, 2005 and 2004 (restated), and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 (restated) and 2003 (restated), in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
      As explained in Note 1, on June 29, 2005, Satmex filed a voluntary declaration of legal bankruptcy (concurso mercantil) with a District Court Judge for civil matters in Mexico, in an effort to, among other things, restructure its debt and maintain its ability to continue as a going concern for financial and operating purposes. The Judge declared Satmex to be in concurso mercantil on September 7, 2005. Accordingly, as of that date, Satmex values and records its fixed and variable rate debentures and the respective interest under the terms of the Ley de Concursos Mercantiles of Mexico.
      Furthermore, on August 4, 2005, Satmex filed a petition with the Southern District Court of New York (“Bankruptcy Court”), under Section 304 of the U.S. Bankruptcy Code. Pursuant to such petition, Satmex was granted protection that, among other things, prevents its creditors from continuing or filing any new lawsuit against Satmex or its assets in the United States of America, as long as the aforementioned bankruptcy case remains in effect. Such protection will remain in effect through July 14, 2006, unless the Bankruptcy Court declares it is terminated.
      As explained in Note 1, on March 31, 2006, Satmex and approximately 52.8% of the holders of the Floating Rate Notes (“FRNs”), 71.67% of the holders of Fixed Rate Notes (“High Yield Bonds or HYBs”), and other interested parties, executed a restructuring agreement whose principal terms include the following: capitalizing part of the HYBs and the related accrued interest; establishing a new interest rate for the FRNs; establishing new maturity dates for both the FRNs and HYBs; amending Satmex’s corporate by-laws; making changes to Satmex’s shareholder control and voting and financial rights; and making changes to Satmex’s management. The agreement also includes, among other provisions, the requirement to file the restructuring plan with the District Court Judge for Civil Matters in Mexico to obtain his approval and thus terminate the state of concurso mercantil. Once such process has been satisfactorily concluded and the relief granted from the Bankruptcy Court in the United States under Section 304 mentioned above has expired, Satmex intends to file a pre-established restructuring plan under Chapter 11 of the U.S. Bankruptcy Code.
      The conclusion of the restructuring is subject to, among other conditions, obtaining certain government, regulatory and court judgment approvals, obtaining the authorization of a certain percentage, as required by applicable regulations, of the holders of the FRNs and HYBs, and satisfactorily concluding the concurso mercantil proceeding in Mexico and the Chapter 11 case of the U.S. Bankruptcy Code. The parties that executed the restructuring agreement will be entitled to terminate such agreement if the required conditions are not fulfilled or other events established in the restructuring agreement occur.
      The accompanying financial statements have been prepared on the assumption that Satmex will continue as a going concern. However, as mentioned in Notes 1 and 2, Satmex has suffered recurring losses, has defaulted on its principal and interest payments of the HYBs and FRNs, and current liabilities substantially exceed current assets. These factors, among others, raise substantial doubt about Satmex’s ability to continue as a going concern. As described in Notes 1 and 2, management’s plans to address this situation mainly consist of the commercial operation of the Satmex 6 satellite (which was launched on May 27, 2006), estimated to begin service in July 2006, and the conclusion of the restructuring as discussed above. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.
      As explained in Note 2, the accompanying financial statements for the years ended December 31, 2004 and 2003 have been restated.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C. P. C. Enrique Vázquez Gorostiza
June 22, 2006, except for Note 11, as to which the date is July 17, 2006

SATÉLITES MEXICANOS, S. A. DE C. V.
BALANCE SHEETS
As of December 31, 2005 and 2004

		2004
		(As Restated,
	2005	see Note 2)

	(Amounts in thousands of
	U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$54,874	$39,076
Restricted cash	2,000	—
Accounts receivable, net	3,588	2,362
Due from related parties, net	8,348	6,924
Guarantee deposits	2,739	125
Prepaid insurance and others	3,170	3,140
Deferred income taxes	4,310	2,400

Total current assets	79,029	54,027
Noncurrent receivable from related parties	2,645	2,990
Satellites and equipment, net	189,433	222,019
Construction in process — Satmex 6	241,514	246,113
Concessions, net	411,900	424,805
Guarantee deposit	49	2,663
Other assets	701	761

Total assets	$925,271	$953,378

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$527,721	$523,388
Interest payable	106,314	64,886
Accounts payable	3,897	2,908
Accrued expenses	5,490	5,690
Due to related parties	2,540	4,980
Deferred revenue — Mexican Government	2,200	2,200

Total current liabilities	648,162	604,052
Accrued expenses	318	—
Due to related parties	—	1,674
Deferred revenue — Mexican Government	67,935	70,135
Deferred income taxes	30,275	28,127

Total liabilities	746,690	703,988

Contingencies and commitments (Note 9)
Stockholders’ equity:
Common stock (10,000,000 shares authorized, issued and outstanding)	389,575	388,068
Preferred stock (606,730 shares authorized, issued and outstanding)	31,886	31,886
Accumulated deficit	(242,880)	(170,564)

Total stockholders’ equity	178,581	249,390

Total liabilities and stockholders’ equity	$925,271	$953,378

See notes to financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003

		2004	2003
		(As Restated,	(As Restated,
	2005	see Note 2)	see Note 2)

	(Amounts in thousands of U.S. dollars)
Service revenue	$69,872	$71,705	$78,823

Operating expenses:
Satellite operations	10,563	11,923	13,086
Selling and administrative expenses	22,341	16,587	23,812
License and management fees	164	533	1,126
Depreciation and amortization	47,927	48,108	48,405

	80,995	77,151	86,429

Operating loss	(11,123)	(5,446)	(7,606)
Cancellation of provision related to loss of Solidaridad 1	—	—	3,317
Interest income	2,315	3,583	304
Interest expense and amortization of deferred financing costs	(56,041)	(56,959)	(39,732)
Net foreign exchange (loss) gain	(5,722)	(97)	264

Loss before deferred income tax	(70,571)	(58,919)	(43,453)
Deferred income tax expense (benefit)	238	(4,378)	21,296

Net loss	(70,809)	(54,541)	(64,749)
Preferred stock dividend requirement	(1,507)	(1,507)	(1,507)

Net loss applicable to common stockholders	$(72,316)	$(56,048)	$(66,256)

See notes to financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2005, 2004 and 2003

	Common Stock		Preferred Stock
					Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total

	(Monetary amounts in thousands of U.S. dollars)
Balance January 1, 2003	10,000,000	$385,054	606,730	$31,886	$(48,260)	$368,680
Net loss (as restated, see Note 2)					(64,749)	(64,749)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2003 (as restated, see Note 2)	10,000,000	386,561	606,730	31,886	(114,516)	303,931
Net loss (as restated, see Note 2)					(54,541)	(54,541)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2004 (as restated, see Note 2)	10,000,000	388,068	606,730	31,886	(170,564)	249,390
Net loss					(70,809)	(70,809)
Preferred stock dividend requirement		1,507			(1,507)

Balance December 31, 2005	10,000,000	$389,575	606,730	$31,886	$(242,880)	$178,581

See notes to financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

		2004	2003
		(As Restated,	(As Restated,
	2005	see Note 2)	see Note 2)

	(Amounts in thousands of U.S. dollars)
Operating activities
Net loss	$(70,809)	$(54,541)	$(64,749)
Adjustments to reconcile net loss to operating cash flows:
Depreciation and amortization	47,927	48,108	48,405
Amortization of deferred financing costs	—	1,929	2,238
Cancellation of provision related to loss of Solidaridad 1	—	—	(3,317)
Deferred revenue — customers	—	—	(60)
Deferred revenue — Mexican Government	(2,200)	(2,200)	(2,200)
Deferred income taxes	238	(4,378)	21,296
Interest income from restricted and segregated cash	—	—	(5)
Use of restricted and segregated cash for interest payments	—	—	177
Changes in operating assets and liabilities:
Accounts receivable	(1,226)	1,115	436
Prepaid insurance and others	(30)	135	1,441
Guarantee deposit	—	(125)	(2,700)
Accounts payable	989	651	(570)
Accrued expenses	118	(648)	1,695
Interest payable	40,148	34,490	16,200
Due from/to related parties	(5,193)	(2,021)	896
Other assets	60	100	(909)

Net cash flows provided by operating activities	10,022	22,615	18,274

Investing activities
Use of restricted and segregated cash — satellite construction	—	—	6,645
Construction in-progress-Satmex 6	(5,901)	—	(36,268)
Liquidity damages for delivery delay-Satmex 6	8,500	—	—
Refund of an insurance advance-Satmex 6	—	5,058	—
Return of unused deposits restricted for construction of Satmex 6	2,000	—	—
Restricted cash	(2,000)	—	—
Acquisition of equipment	(2,436)	(1,446)	(1,638)

Net cash flows provided by (used in) investing activities	163	3,612	(31,261)

Financing activities
Exchange rate fluctuation and change of value of notes payable to reflect amount in UDIs in accordance with concurso mercantil	5,613	—	—
Repayment of floating rate notes	—	(162)	(824)

Net cash flows provided by (used in) financing activities	5,613	(162)	(824)

Net increase (decrease) in cash and cash equivalents	15,798	26,065	(13,811)
Cash and cash equivalents — beginning of year	39,076	13,011	26,822

Cash and cash equivalents — end of year	$54,874	$39,076	$13,011

Supplemental disclosures
Interest paid (net of capitalized interest in 2003 of $18,572)	$7,412	$14,664	$30,325
See notes to financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V.
NOTES TO THE FINANCIAL STATEMENTS
(Monetary amounts expressed in thousands of U.S. dollars)

1.	Nature of Business and Significant Events

Nature of business
      Satélites Mexicanos, S.A. de C.V. (“Satmex”) is a provider of fixed satellite services in Mexico and Latin America. Satmex provides satellite reception and transponder capacity to customers for distribution of network information and cable television programming, direct-to-home television service and other video feeds. It also provides satellite transmission capacity for public telephone networks in Mexico and elsewhere, transmission of data, voice and video applications for private company networks, and markets the use of satellite transmission capacity for new applications, such as Internet access via satellite.
      Satmex owns and operates three satellites, Solidaridad 2, Satmex 5, and Satmex 6 in geostationary orbit at 114.9° W.L., 116.8° W.L. and 113.0° W.L. respectively. In total, Satmex has 156 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental U.S., the Caribbean and all of Latin America, other than the easternmost region in Brazil.
      Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the U.S., Canada and 43 other nations and territories in Latin America. Satmex’s broadcasting customers include Televisa and Productora y Comercializadora de Televisión, S.A. de C.V. and its telecommunications services customers include Teléfonos de México, S.A. de C.V. and Petróleos Mexicanos. Our data and internet customers include Hughes Network Systems and Omnitracs-Qualcomm.

Shareholders
      On November 17, 1997, Loral Space & Communications Ltd. and its subsidiaries, (“Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”) and its wholly-owned subsidiary, Servicios Corporativos, S.A. de C.V. (“Servicios”) acquired 75% of Satmex’s issued and outstanding stock from the Government of Mexico for approximately $647 million. The remaining 25% of Satmex’s common stock was retained at that time by the Mexican Government. Loral owns 65% of Firmamento, and Principia the remaining 35%; Loral holds 49% and Principia holds 51% of Firmamento’s voting rights.
      Pursuant to a resolution of the general ordinary stockholders’ meeting on March 30, 1999, Satmex issued 606,730 shares of preferred stock to Loral and Principia for a purchase price of $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in the common stock of Satmex, subject to the existence of future earnings, equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. It will only be paid if approved by the shareholders. The preferred stock can be exchanged at Satmex’s option into common stock of Satmex, at an exchange ratio of one share of preferred stock for 2.0008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of one share of preferred stock for 4.0016 shares of Series N or Series B common stock on and after February 2, 2005. As of June 22, 2006, Satmex has not exercised its option. As of December 31, 2005, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46% in preferred stock, Principia holds 1.26% in preferred stock and the Mexican Government holds 23.57%.

Loss of Solidaridad 1 and launch of the Satmex 6 satellite
      On August 29, 2000, Solidaridad 1 lost its backup satellite control processor; therefore, the satellite was no longer operating and was considered a total loss. Solidaridad 1 was built by Hughes Space & Communications and began operating in January 1994.
      In January 2001, Satmex collected $235 million in insurance proceeds, which were primarily used to manufacture, launch, and insure the Satmex 6, as well as to pay debt. Satmex executed a contract with Space

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
Systems/ Loral, Inc. (“SSL”), a related party, for the construction of the Satmex 6 satellite, which is designed for broader coverage and higher power levels than Satmex’s other two satellites. On October 2003, construction of the Satmex 6 satellite was completed. Satmex 6 was successfully launched on May 27, 2006.

Concurso mercantil and debt

a) Notes payable

The Floating Rate Notes (“FRNs”)
      On March 4, 1998 Satmex issued secured, unsubordinated debt securities of $325 million, at a variable rate using Libor plus 4.5%. Quarterly payments were required through March 2004 with a final installment to be made on June 30, 2004. As of December 31, 2005, a balance of $203.4 million is outstanding. The FRNs rank senior in right of payment to all of the subordinated debt and pari passu in right of payment to all senior indebtedness, including the HYBs. The FRNs are secured by a lien on substantially all of Satmex’s assets, as well as on Servicios shares and/or Firmamento’s shares in Servicios.

The Fixed Rate Notes (“High Yield Bonds” or “HYBs”)
      On February 2, 1998, Satmex issued HYBs in an aggregate principal amount of $320 million, which matured on November 1, 2004, all of which was outstanding on December 31, 2005. The interest rate on the HYBs is 10.125% and Satmex was required to make interest payments in cash on the HYBs on each February 1 and August 1, until maturity.
      The HYBs unsecured unsubordinated obligations are senior in right of payment to all the future unsubordinated indebtedness of Satmex and rank pari passu in right of payment with all of the existing and future secured, subordinated obligations of Satmex.

b) Defaults on long-term loan contracts
      Satmex did not make the required payments of interest on the HYBs from August 1, 2003 through December 2005, whose principal was due and payable on November 2004 (bearing fixed interest rate of 10.125%), because it suffered cash shortages as a result of its operating results. The failure to make these payments also resulted in cross default, as established in the respective contract for the FRNs, which were considered first ranking for the payment of all the subordinated debt of Satmex due but not paid in June 2004.
      On September 30, 2003, there were two additional defaults; the first on the FRNs due to Satmex’s inability to fulfill the obligation to close new financing offered by Coface and Ex-Im Bank and certain additional clauses, and the second on its obligation derived from the debt of Servicios with the Mexican Government, because it was unable to maintain a specified minimum coverage ratio, which resulted in cross default on the FRNs. Furthermore, Servicios did not make the required payment of principal on December 29, 2004. As a result of the above-mentioned defaults by Servicios, the Mexican Government is entitled to acquire the capital of Firmamento, which has control over all Satmex shares with voting rights.
      Satmex has not paid interest on the FRNs since May 2005; these securities matured on June 30, 2004.

c) Concurso mercantil
      On June 29, 2005 Satmex filed a voluntary petition for concurso mercantil with a District Court Judge for civil matters in Mexico, in an effort to, among other things, restructure its debt and maintain its ability to continue as a going concern for financial and operating purposes. The Judge declared Satmex to be in concurso mercantil on September 7, 2005. Accordingly, as of that date the HYBs no longer accrue interest and are valued and recorded at the Mexican peso equivalent converted to Investment Units (“UDIs”), in accordance with the Ley de Concursos Mercantiles (“LCM”). Furthermore, in accordance with the LCM, the unpaid FRNs are maintained in their original currency and only accrue ordinary interest.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
      On August 4, 2005, Satmex filed a petition with the Southern District Court of New York (“Bankruptcy Court”), under Section 304 of the Bankruptcy Code in the United States. Under Section 304, Satmex was granted protection that, among other things, prevents its creditors from continuing or filing any new lawsuit against Satmex or its assets in the United States of America, as long as the aforementioned bankruptcy case remains in effect. Such protection will remain in effect up to July 14, 2006, unless the Bankruptcy Court declares it is terminated. See Note 11.

d) Status of restructuring
      On March 31, 2006, Satmex and approximately 52.8% of the holders of the FRNs, 71.67% of the holders of the holders of HYBs, Servicios, Loral and Principia executed a restructuring agreement, whose principal terms include the following: i) capitalizing part of the HYBs and the related accrued interest; ii) establishing a new interest rate for the FRNs; iii) establishing new maturity dates for both the FRNs and HYBs; iv) amending Satmex’s corporate by-laws; v) making changes in Satmex’s shareholder control; vi) making changes in Satmex’s shareholder voting and financial rights; and vii) making changes to Satmex’s management.
      Below are described the principal conditions established in the restructuring agreement to satisfactorily conclude the concurso mercantil proceeding:

•	The holders of FRNs for $203.4 million, plus accrued interest, will obtain new first priority variable rate debentures as described below:

a. Principal will be $234.4 million, assuming that the restructuring will take place on September 30, 2006. If the restructuring is carried out before or after such date, principal will be adjusted by applying monthly LIBOR plus 4.5%;

b. Principal will mature in five years from the restructuring date, bearing monthly or quarterly interest at LIBOR plus 8.75%;

c. Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third year, respectively. As of the fourth year payments will be at par;

d. Principal and interest will be secured with the assets of Satmex and not with the shares of Servicios and/or Firmamento;

e. Holders may request prepayments of principal if there is cash available in excess of $5 million;

f. In the event of any change in control of Satmex, holders may redeem all or part of the debentures plus 1% of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of control;

g. File periodic financial reports in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), based on Securities and Exchange Commission rules (“SEC”).

•	The holders of HYBs for $320 million, plus accrued interest, will obtain new second priority fixed rate debentures for $140 million and modified common stock shares of Satmex for $180 million, plus accrued interest, under the following terms:

a. The maturity date of principal will be seven years from the restructuring date, accruing quarterly interest at the annual rate of 10.125%;

b. In the first year, interest at the annual 10.125% rate will be capitalized; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will be capitalized into equity; and beginning in the sixth year, total interest will be paid in cash when the first priority FRNs have been paid in full;

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)

c. The interest will be secured by the assets of Satmex, after the interest on the first priority FRNs has been paid in full;

d. The holders may request prepayments of principal, once the first priority FRNs have been fully paid, and there is available cash in excess of US $5 million;

e. In the event of a change in the control of Satmex other than that of a buyer approved under the restructuring agreement, and unless approved by 66.66% of the second priority HYBs, the holders may redeem all or part of the debentures at 100% of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of control;

f. File periodic financial reports in accordance with US GAAP, based on SEC rules.

•	The holders of the second priority HYBs will obtain, in exchange for the capitalization of $274 million of unpaid principal and accrued interest, 78% of the financial rights to the modified common stock of Satmex, which includes 43% of the voting stock.

•	The remaining common shares of Satmex will be held by the current shareholders, 2% of the voting stock and 2% of the financial rights will belong to Principia and Loral, and 45% and 10% of the voting stock and 16% and 4% of the financial rights will belong to Servicios and the Mexican Government, respectively.

•	Satmex must: a) obtain the approval of the shareholders of Firmamento to restructure the debt and initiate the Chapter 11 process under the U.S. Federal Commercial Bankruptcy Code; b) provide the debenture holders with the resolution containing the amendments to the corporate bylaws of Satmex; c) obtain from the National Foreign Investment Commission, the Department of Communications and Transportation, and the Federal Antitrust Board, approval to modify the current common stock structure.

•	When the court protection has expired in accordance with Section 304, a pre-established restructuring plan will be filed under Chapter 11 of the U.S. Federal Commercial Bankruptcy Code.

•	Satmex will grant to certain Loral affiliates the use and enjoyment of the transponders of Satmex 6 and Satmex 5, which cannot be sold, transferred or pledged in accordance with the terms of the restructuring.

•	When the construction of a future satellite begins, Space Systems Loral (“SSL”) will be entitled to preferentially receive the technical requirements and technical specifications of the satellite. SSL will provide Satmex with a proposal for its evaluation, and if it is rejected, Satmex will request proposals from other constructors, under the same technical requirements and technical specifications, which may be accepted, provided that they include more favorable conditions and terms than those offered by SSL.

•	The loan receivable from Enlaces Integra, S.A. de C.V. (“Enlaces”) for $7.6 million as of December 31, 2005, will be capitalized into equity and Satmex will receive 75% of the shares of Enlaces.

•	Satmex Corporativo, S. de R. L. de C. V., Satmex Administración, S. de R. L. de C. V., and Satmex Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”), subsidiaries of Firmamento, and related parties of Satmex, or their survivors, have become subsidiaries of Satmex, under the names of SMVS Administración, S. de R.L. de C.V. and SMVS Servicios Técnicos, S. de R.L. de C.V., and their personnel will be transferred to these subsidiaries, while respecting their current compensation obligations and acquired rights and obligations as established in the Mexican Federal Labor Law.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)

•	The corporate by-laws of Satmex will be amended to conform to the terms of the restructuring agreement and will include certain rights in benefit of the second priority HYBs, as common stock shareholders. Some of these changes are described below:

a. The Satmex Board of Directors will consist of seven independent directors, appointed as follows: a) three by Servicios; b) one by the Mexican Government; c) one by Principia and Loral; and d) two by the second priority HYB holders;

b. The Secretary of the Board of Directors and the Company’s statutory auditor-examiner will be appointed by Principia, Loral, and the second priority HYB holders;

c. In event the conditions established in the restructuring agreement are not fulfilled, the first priority FRN holders will be entitled to appoint the members of the Board of Directors;

d. Series A shares must represent at least 51% of common stock and may be acquired only by Mexicans.

•	Satmex’s Board of Directors and the compensation committee will implement a program of compensation and performance bonuses for certain key executives and technical engineers of the Service Companies who have made significant contributions to the restructuring process.

•	In the event of a change of control within two years following the restructuring date, Satmex will pay to certain technical engineers a previously agreed compensation, which amount cannot exceed six months’ wages and medical benefits, in addition to any benefits to which they are entitled under the Mexican Federal Labor Law.
As mentioned in the preceding paragraphs, the conclusion of the restructuring is subject to, among other conditions, obtaining certain government, regulatory and court judgment approvals, obtaining the authorization of a certain percentage, as required by the applicable regulations, of the holders of the FRNs and HYBs, and satisfactorily concluding the concurso mercantil proceeding in Mexico and the Chapter 11 case of the U.S. Bankruptcy Code. The parties that executed the restructuring agreement will be entitled to terminate such agreement if the required conditions are not fulfilled or other events established in the restructuring agreement occur.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation
      Satmex’s financial statements are presented in U.S. dollars and have been prepared using US GAAP.
      The accompanying financial statements have been prepared on the assumption that Satmex will continue as a going concern. However, Satmex has suffered recurring losses, has defaulted on its principal and interest payments of the HYBs and FRNs, and its current liabilities substantially exceed its current assets. These factors, among others, raise substantial doubt about Satmex’s ability to continue as a going concern. Management’s plans to address this situation mainly consist of the commercial operation of the Satmex 6 satellite (which was successfully launched on May 27, 2006) estimated to begin service in July 2006, and the conclusion of the restructuring as discussed above. The accompanying financial statements do not include any adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result from the outcome of this uncertainty.

Restatement of the Valuation Allowance for Deferred Income Tax Assets
      Subsequent to the filing of the financial statements with the SEC for the years ended December 31, 2004, and 2003, Satmex’s management determined that when establishing the valuation allowance for deferred income tax assets recognized in its financial statements, it calculated the deferred income tax assets related to tax loss carryforwards were reserved without taking into consideration the reversal of existing taxable

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
temporary differences during the tax loss carryforward periods. Satmex has since concluded that the reversal of taxable temporary differences should be taken into consideration when determining the recoverability of the deferred income tax assets originated by tax loss carryforwards. As a result, the financial statements as of and for the years ended December 31, 2004 and 2003 have been restated. Other potential sources of future taxable income were not considered.
      The effect of the adjustments on previously reported balance sheet, accumulated deficit and statements of operations, is as follows:

2004

Balance Sheet:
Long-term deferred income tax liability as previously reported as of December 31	$57,414
Adjustment as of December 31	(29,287)

Long-term deferred income tax liability as restated as of December 31	$28,127

	2004	2003

Accumulated Deficit:
Accumulated deficit as previously reported as of December 31	$199,851	$128,964
Adjustment as of December 31	(29,287)	(14,448)

Accumulated deficit as restated as of December 31	$170,564	$114,516

	2004	2003

Statements of Operations:
Deferred income tax expense as previously reported for the year ended December 31	$10,461	$35,744
Adjustment for the year ended December 31	(14,839)	(14,448)

	2004	2003

Deferred income tax expense (benefit) as restated for the year ended December 31	$(4,378)	$21,296

Net loss applicable to common stockholders as previously reported for the year ended December 31	$70,887	$80,704
Adjustment for the year ended December 31	(14,839)	(14,448)

Net loss applicable to common stockholders as restated for the year ended December 31	$56,048	$66,256

      The above restatement did not have any impact on the cash flows provided by operating activities for the years ended December 31, 2004 and 2003.

Reclassifications
      Certain amounts in the financial statements as of and for the year ended December 31, 2004 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2005.

Foreign Currency Transactions
      The Company maintains its legal books and records in both Mexican pesos and U.S. dollars. The functional currency of the Company is the U.S. dollar. Transactions denominated in Mexican pesos and other

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date. The effect of changes in exchange rates is recorded in the results of operations.

Use of Estimates
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for doubtful accounts, the valuation of long-lived assets, the valuation allowance of deferred income tax assets, and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents
      Satmex considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash
      Restricted cash represents returns of amounts previously deposited to Loral for the construction of Satmex 6. Such cash is held in a trust as of December 31, 2005, and was restricted for use by Satmex until final approval of Satmex 6 was received, which occurred in February 2006.

Satellites and Equipment
      Satellites, equipment, teleport and antennas are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.
      The estimated useful lives of Satmex’s fixed assets as of December 31, 2005, were:

Solidaridad 2	14.5 years
Satmex 5	15 years
Equipment	10 years
Antennas	5 years
Furniture and fixtures	10 years
Leasehold improvements	11 years
      Depreciation of satellites commences on the date on which the satellite is placed in orbit. Solidaridad 2 and Satmex 5 commenced service in November 1994 and January 1999, respectively. The estimated useful lives of the satellites were determined by engineering analyses performed at the in-orbit service dates. The Satmex 6 satellite was launched on May 27, 2006, and it is estimated that its in-orbit service will commence in July 2006.

Construction In-Progress
      Costs incurred in connection with the construction of satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs and comprehensive financial costs incurred during the construction and launching period.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
      Satmex secures its satellites to cover any possible loss, except for that mentioned in Note 9. The amounts of contracted coverage are based on industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is charged to current period expense.

Concessions
      In 1997, the Mexican government granted Satmex the rights to three 20-year concession titles, to operate in three orbital slots (113.0 degrees W. L., 114.9 degrees W. L. and 116.8 degrees W. L.).
      The concessions require Satmex to reserve 7% of satellite capacity available on each satellite for use by the Mexican Government, without any fee. The concessions are being amortized over 40 years using the straight-line method. Amortization expense totals $12.9 million annually.

Deferred Financing Costs
      Deferred financing costs are being amortized over the period of the related debt. Amortization expense for the years ended December 31, 2004 and 2003 was $1.9 million and $2.2 million, respectively.

Valuation of Long-Lived Assets
      The carrying value of Satmex’s long-lived assets is reviewed for impairment whenever events or changes in circumstances, such as a prolonged period of low prices coupled with high operating expenses, indicate that an asset may not be recoverable. The carrying value of assets are considered not to be recoverable when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. Satmex measures impairment as the difference between the carrying value and the fair value of the asset. Satmex develops its analysis of undiscounted cash from estimates and assumptions based upon the best evidence available including, but not limited to, our current pricing structure, internal operating budgets and the expected utilization of its broadband capacity.

Notes Payable and Interest
      As discussed above, as a consequence of Satmex being in concurso mercantil, the HYBs no longer accrue interest from September 7, 2005, and the principal and accrued interest are valued at the Mexican peso equivalent and converted to UDIs. As of December 31, 2005, principal and accrued interest represent 955,015,542 UDIs and 279,862,912 UDIs, respectively. The fluctuation of the value of the UDIs is considered interest.
      The unpaid FRNs are maintained in their original currency and only accrue ordinary interest (see Note 1.c).

Labor Obligations
      Satmex receives personnel services from the Service Companies, which are related parties, under executed service contracts. The Service Companies charge Satmex wages, seniority premiums, bonuses and certain benefits of personnel assigned to Satmex. Seniority premiums are recognized as costs over employee years of service. All other benefits are recorded in results when incurred. Severance payments which are paid by the Service Companies to the personnel assigned to Satmex, are charged to results when the liability is determined to be payable.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)

Provisions
      Provisions are recognized for current obligations that (i) result from a past event, (ii) are probable to result in the use of economic resources, and (iii) can be reasonably estimated.

Deferred Income Tax
      Satmex recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, more likely than not will not be realized.

Revenue Recognition
      Satellite service revenues are recognized as provided, according to service lease agreements, for periods from one to ten years. Some satellite service agreements establish cash prepayments from customers, which are recognized as deferred revenue until the service is provided.
      Revenues from end-of-life leases for transponders are collected in advance. Satmex does not provide to these customers insurance of any kind on the related transponders. Total revenue and related cost are recognized as sales-type leases.
      AlternaTV. On a monthly basis, Satmex estimates the number of subscribers to AlternaTV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report.

Deferred Revenue — Mexican Government
      Satmex is required to provide the Mexican Government, at no charge, approximately 7% of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and a corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually.

Other Comprehensive Loss
      Other comprehensive loss represents, in addition to net loss, all other changes in an entity’s equity during the period resulting from transactions and other events and circumstances from nonowner sources except those from investments by owners and distributions to owners. As Satmex did not generate changes in equity from nonowner sources, Satmex’s comprehensive loss includes solely the net loss for each respective year.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)

Concentration of Credit Risk and Principal Customers
      Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit-quality financial institutions. Satmex’s customers are the Mexican Government and private companies (see Note 1).
      For the years ended December 31, 2005, 2004 and 2003, the satellite service revenues were mainly obtained from:

	2005	2004	2003
	%	%	%

Customers in Mexico	42	46	42
Hughes Networks Systems	28	28	23
Mexican Government	8	8	7

New Accounting Standards
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payments. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. Satmex does not expect the adoption of SFAS No. 123(R) to have a material effect on its financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Satmex does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. Satmex does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.
      On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
Other-Than Temporary Impairment and Its Application to Certain Investments”, and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. Satmex does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.
      At the September 29 and 30, 2004 and November 17 and 18, 2004 EITF meetings, the EITF discussed Issue 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 was adopted in 2005; however, such adoption did not have an effect on the accompanying financial statements.
      At the June 15 and 16, 2005 EITF meetings, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. Satmex does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.
      For the fiscal year ending December 31, 2005 the Company adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which clarifies the term “conditional asset retirement obligation” as defined in FASB Statement No. 143, Accounting for Asset Retirement Obligations, and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligations. The adoption of FIN 47 did not have a material effect on the Satmex’s financial position, results of operations or cash flows.
      At the June 15 and 16, 2005 meetings of the EITF, the EITF agreed to amend Item 4 of the Protective Rights section of Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, as well as amend Example 1 of Exhibit 96-16, in order to be consistent with the consensus reached in EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners, as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights. These amendments were effective for new investments and investment agreements that are modified after June 29, 2005. The adoption of these amendments did not have a material impact on the Satmex’s financial position, results of operations or cash flows.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)

3.	Accounts Receivable

	December 31,

	2005	2004

Customers	$2,164	$1,441
Allowance for doubtful accounts	(107)	(563)
Prepaid expenses	890	978
Taxes recoverable, primarily value-added tax	615	101
Other	26	405

	$3,588	$2,362

4.	Satellites and Equipment

	December 31,

	2005	2004

Satellites	$403,707	$403,707
Equipment	32,233	31,929
Furniture and fixtures	8,416	7,623
Leasehold improvements	5,868	4,498
Projects in-process	476	730

	450,700	448,487
Accumulated depreciation and amortization	(261,267)	(226,468)

	$189,433	$222,019

      For the years ended December 31, 2005, 2004 and 2003, depreciation expense was $35.0 million, $35.2 million and $35.5 million, respectively.
      In 2005, Satmex invoiced to SSL $8.5 million for liquidity damages for delivery delay of the Satmex 6 satellite, according to the executed construction contract of the Satmex 6 satellite. This amount was recognized as a reduction to the cost of construction of the satellite.
      In 2004, Satmex obtained a refund of an insurance advance of $5.0 million which was originally capitalized as part of Satmex 6’s construction cost; therefore, in 2004, this refund was recognized as a reduction of construction cost of the satellite.

5.	Notes Payable

	December 31,

	2005	2004

FRNs	$203,388	$203,388
HYBs at annual fixed rate of 10.125% converted to UDIs on September 7, 2005 (955,015,542 UDIs at $3.637532 each)	324,333	320,000

	$527,721	$523,388

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)

6.	Balances and Transactions with Related Parties

	December 31,

	2005	2004

Amounts receivable, net:
Loral Skynet	$6,221	$3,884
Enlaces:
Administrative and logistical expenses(1)	3,406	2,597
Current portion of long-term unpaid balance(2)	690	345
Interest(1)(2)	735	7
Satellite service and teleport lease	120	495
Mexican Government agencies	676	499
Satmex Do Brazil	—	19
Allowance for doubtful accounts	(3,500)	(922)

	$8,348	$6,924

Enlaces — long-term unpaid balance(2)	$2,645	$2,990

Amounts payable:
Loral SpaceCom Corporation	$630	$3,434
Service companies	1,910	1,546

	$2,540	$4,980

Amounts payable long-term:
Loral SpaceCom Corporation	$—	$1,674

(1)	On December 2004, Satmex and Enlaces executed an agreement, without guarantee, for the payments made by Satmex on behalf of Enlaces, corresponding to administrative and logistical expenses. The unpaid balance bears interest at weighted average financing cost incurred by Satmex plus 1% (11.72% and 11.21% as of December 31, 2005 and 2004, respectively).

(2)	On December 2004, Satmex and Enlaces executed an agreement for an unpaid balance of $3.3 million, without guarantee, bearing interest at a weighted average financing cost incurred by Satmex plus 1% (11.72% and 11.21% as of December 31, 2005 and 2004, respectively). The unpaid balance matures on December 2009, and establishes annual payments of $345 and a final payment of $1.6 million in December 2009.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
      Transactions with related parties, not otherwise disclosed, are as follows:

	December 31,

	2005	2004	2003

Revenues from:
Satellite Service
Mexican government agencies services	$3,036	$2,454	$3,448
Satellite capacity to Mexican government	2,200	2,200	2,200
Loral	1,253	1,542	2,737
Enlaces	950	659	223
Enlaces
Lease of equipment	—	500	995
Interest income	632	7	—
Recovery of expenses	287	2,597	—
Expenses from:
Administrative labor — Service Companies	10,622	14,773	15,464
Storage — SSL	1,760	1,753
Purchase equipment — Enlaces	—	107
Commissions — Loral Skynet	1,540		395
Intellectual fee — Loral Skynet	164	533	1,141
Rent control center — Mexican Government	411	382	407
Guarantee fees — Servicios and Firmamento	55	53	63
Replacement capacity — Loral	7	7	989
Construction in-progress
Construction Satmex 6 — Loral	1,651	—	12,170
      During 2005, Satmex received $8.5 million from Loral for liquidated damages from delivery delays of the Satmex 6 Satellite.

7.	Stockholders’ Equity
      At December 31, 2005 and 2004, Satmex’s issued and outstanding capital stock was comprised of a fixed and variable portion, with the fixed portion represented by 611,730 shares and the variable portion by 9,995,000 shares.
      On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in the common stock of Satmex subject to the existence of future earnings, equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. It will be only paid if approved by the shareholders. The preferred stock can be exchanged at Satmex’s option into common stock of Satmex, at an exchange ratio of one share of preferred stock for 2.0008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of one share of preferred stock for 4.0016 shares of Series N or Series B common stock on and after February 2, 2005. As of June 22, 2006, Satmex has not exercised its option. As of December 31, 2005, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46% in preferred stock, Principia holds 1.26% in preferred stock and the Mexican Government holds 23.57%.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
      At December 31, 2005 and 2004, the issued and outstanding capital stock of Satmex consisted of the following:

	December 31,

Series	2005	2004

A Common stock	2,601,000	2,601,000
B Common stock	2,499,000	2,499,000
N Common stock	4,900,000	4,900,000
C Preferred stock	606,730	606,730

	10,606,730	10,606,730

      At December 31, 2005 and 2004, the capital stock and the notional value is as follows:

	2005		2004

	Shares	Amount	Shares	Amount

Common stock:
Fixed portion	5,000	$6	5,000	$6
Variable portion	9,995,000	389,569	9,995,000	388,062

	10,000,000	$389,575	10,000,000	$388,068

Preferred stock:

Fixed portion	606,730	$31,886	606,730	$31,886

      Dividend tax — Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a dividend tax, payable by the Company, in the event of distribution. In 2005 and 2004, the rate was 30% and 33%, respectively; it will decrease to 29% in 2006 and to 28% in 2007 and thereafter. Any income tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment. Satmex has not paid any dividends subject to this dividend tax.
      Series A shares have full voting rights and may only be acquired by Mexican individuals, Mexican corporations or irrevocable trusts. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series B shares have full voting rights and may be acquired by Mexican or foreign investors. These shares are divided into Class I (minimum fixed capital) and Class II (variable capital) shares. Series N shares contain restricted voting and limited corporate rights and may represent more than 49% of the total capital of Satmex. These shares may be acquired by Mexican and foreign investors and currently represent variable capital.

8.	Income and Asset Taxes
      Income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 was as follows:

		2004	2003
		(As Restated,	(As Restated,
	2005	see Note 2)	see Note 2)

Net deferred income tax expense (benefit)	$238	$(4,378)	$21,296

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
      The components of the net deferred income tax asset (liability) were as follows:

	December 31,

		2004
		(As Restated,
	2005	see Note 2)

Current assets:
Deferred revenue	$1,024	$1,006
Other, net	4,107	2,302

Total current assets	5,131	3,308
Current liabilities:
Prepaid insurance	(821)	(908)

Net current deferred tax asset	$4,310	$2,400

Noncurrent assets:
Tax loss carryforwards	$111,298	$104,806
Deferred revenue	13,745	13,508
Other, net	954	—

Total noncurrent assets	125,997	118,314
Noncurrent liabilities:
Satellites and equipment	(34,013)	(39,057)
Concessions	(33,497)	(31,865)

Total noncurrent liabilities	(67,510)	(70,922)
Valuation allowance	(88,762)	(75,519)

Net long-term deferred tax liability	$(30,275)	$(28,127)

      Carryforwards — At December 31, 2005 Satmex has tax loss carryforwards, which are available to offset future taxable income, as noted in the table below. Due to the uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex established a valuation allowance of $88.7 million and $75.5 million for the years ended December 31, 2005 and 2004, respectively, against the deferred tax assets.

Expiration Date

2008	$90,850
2010	139,523
2012	64,125
2013	75,265
2014	27,731

$397,494

      The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
      The provision for income tax for the years ended December 31, 2005, 2004 and 2003 differs from the Mexican statutory income tax rate as follows:

		2004	2003
		(As Restated,	(As Restated,
	2005	see Note 2)	see Note 2)

Statutory income tax rate	30%	33%	34%
Inflation component and effect of remeasurement	(19)%	(2)%	21%
Non-deductible expenses	—	—	1%
Change in valuation allowance	(11)%	(37)%	(105)%
Effect of change in statutory tax rate	—	13%	—

Effective tax rate	0%	7%	(49)%

      Statutory income tax rate — In accordance with Mexican tax law, Satmex is subject to income tax (“ISR”) and tax on assets (“IMPAC”). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component. On December 1, 2004, certain amendments to the ISR and IMPAC laws were enacted and are effective as of 2005. The most significant amendments applicable to Satmex are as follows: (a) the ISR rate was reduced to 30% in 2005 and will be reduced to 29% in 2006 and 28% in 2007 and thereafter; (b) bank liabilities and liabilities with foreign entities are now included in the determination of the IMPAC taxable base.
      To determine deferred ISR at December 31, 2005 and 2004, Satmex applied the different tax rates that went into effect beginning in 2006 and 2005, to temporary differences according to their estimated dates of reversal.
      Asset tax — Satmex is also subject to an asset tax, which is similar to an alternative minimum tax, under Mexican tax law. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

9.	Contingencies and Commitments

Satellites
      In December 2005, Satmex renewed the in-orbit insurance for the Solidaridad 2 satellite, which matures on December 5, 2006. The amounts of contracted coverage based on industry standards for satellites BS-601. The insurance policy does not cover against an in-orbit failure due to the loss of the satellite’s spacecraft control processors, which was the same component that caused the loss of Solidaridad 1. Further, the insurance policy requires that more than 75% of the transponders capacity must be impaired before a total loss of the satellite can be declared. Any uninsured loss of the Solidaridad 2 satellite would have a material adverse effect on Satmex’s results of operations and financial condition.
      In December 2005, Satmex renewed the in-orbit insurance for the Satmex 5 satellite, which matures on December 2006, and provides coverage for $75 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to cease the insurance coverage. The insurance policy excludes coverage for the XIPS and any other related systems. Because XIPS on other satellites have experienced anomalies, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. The insurance policy terms and conditions are according to actual industry standards. Except as otherwise provided above, the new policy is effective as of December 5, 2005 for a one-year period and is based on prevailing market terms and conditions. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial condition.

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
      On November 17, 2003, Satmex 5 experienced anomalies in the XIPS system. These anomalies occurred during normal orbital control procedures and did not affect customer service. Even though the anomalous behavior continues, as of February 2004, the operation of XIPS system 2 was restored. It is not possible to predict how much longer system 2 will work or how efficient system 2 will be under such circumstances. Because of possible variability in the XIPS maneuvers length, additional bipropellant inclination maneuvers may be required on a periodic basis. The redundancy provided by system 1 of XIPS is still available. Since June 2005, the primary XIPS system has been used as the operating propulsion system because the secondary XIPS system ceased providing the required inclination control. Use of the primary XIPS will produce adverse effects such as contamination on the solar arrays and it will require bipropellant supplementary consumptions. Tests suggested by the manufacturer have been performed on the secondary XIPS system, however results indicate the secondary XIPS system is no longer available. Nevertheless the final diagnostic is still pending. If Satmex 5 experiences a total failure of its XIPS system, the remaining useful life with bipropellant would be 3.54 years beginning December 31, 2005.
      On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption on some of its satellite services. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on; after verifying its proper functioning, it was switched off. On February 23, 2005 the satellite was returned to its primary configuration, which was performed with out any impact on the customer communication services.
      In 2006, Satmex obtained in-orbit insurance for Satmex 6 for a period of one year. This policy covers failure due to any cause and is composed of a main policy which requires 75% of the satellite’s capacity be impaired before a total loss can be declared, and a complementary or “top-up” policy that pays 100% of coverage in the event of loss of 100% of the satellite’s capacity. The policy expires on May 27, 2007. The two policies’ total coverage is $285 million.

Capital expenditures
      Substantially all of Satmex’s capital expenditures are denominated in U.S. dollars. Satmex’s total capital expenditures were $8.3 million and $1.4 million in 2005 and 2004, respectively. Capital expenditures related to the construction and launch of Satmex 6 were $5.9 million in 2005. Satmex did not incur any investment costs in Satmex 6 in 2004. As part of the terms of restructuring with Loral in 2005, Satmex received $8.5 million in the form of liquidated damages due to the late delivery of Satmex 6, and $2.0 million in the form of the return of escrowed monies for amounts deemed paid under the terms of restructuring. Additionally, in 2004, a deposit of $5.0 million that Satmex had established for the eventual purchase of launch insurance for Satmex 6 was also returned. All of these items are considered part of Satmex’s capital assets. In addition, Satmex paid $1.9 and $2.0 million in 2005 and 2004, respectively, for storage and maintenance while Satmex 6 awaited launch.
      During 2005 and 2004, Satmex invested $2.4 million and $1.4 million, respectively, in systems and other infrastructure.

Transfer pricing
      Additional taxes payable could arise in transactions with nonresident related parties if the tax authority, during a review, believes that the prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.

Leases
      Satmex leases office space under a new noncancelable operating lease beginning in June 2005 and expiring in May 2008. Rental expense was $19.4 in 2005 under this new lease as well as the previous lease. Future minimum rental commitments are $233 in 2006 and 2007 and $97 in 2008. As part of the Property Concession, Satmex was granted the right to use the buildings and areas in which the satellite control centers are located, together with certain other related properties. The cost of leasing space in such buildings and areas

SATÉLITES MEXICANOS, S. A. DE C. V. — (Continued)
was $407, $382 and $412 in 2003, 2004 and 2005, respectively. Future expenses are expected to be $2,230 for the five year period from 2006 to 2010.
      Future minimum revenues due from customers under non-cancelable operating contracts for transponder capacity on satellites in-orbit as of December 31, 2005, are as follows:

2005

2006	$33,123
2007	19,791
2008	13,014
2009	7,782
2010	6,009
Thereafter	15,729

$95,448

Other litigation
      Management is not aware of any pending litigation against Satmex. Neither Satmex nor its assets are subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.

10.	Revenue by Customer Location
      The following table presents revenue by country based on customer location for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

Mexico	$29,315	$32,712	$33,449
United States	34,692	33,569	40,740
Other	5,865	5,424	4,634

Total	$69,872	$71,705	$78,823

      Satmex does not present segment disclosure as it mainly operates in one segment.

11.	Subsequent Events

a.	Satmex recently requested the SCT’s confirmation of an extension of the Orbital Concessions for an additional twenty-year term, without the payment of any additional consideration to the Mexican government. Once this extension has been granted, the Orbital Concessions will be scheduled to expire on October 22, 2037.

b.	On July 1, 2006, Satmex 6 was placed in operation.

c.	As discussed in Note 1(c), Satmex was granted protection in the U.S. under Section 304 of the U.S. Bankruptcy Code with respect to any sanctions against its assets. The order granting such protection is scheduled to expire on August 14, 2006.

SATÉLITES MEXICANOS, S. A. DE C. V.
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2005, 2004 and 2003

		Additional
	Balance at	Charged
	Beginning	(Credited)				Balance at
	of Year	to Expenses	Deductions			End of Year

Allowance for doubtful accounts
Year ended December 31, 2005	$563	$104		$560	(1)	$107
Year ended December 31, 2004	$1,859	$12		$1,308	(1)	$563
Year ended December 31, 2003	$1,739	$300		$180	(1)	$1,859
Allowance for due from related parties accounts
Year ended December 31, 2005	$922	$2,578	$			$3,500
Year ended December 31, 2004	$1,934	$(1,012)	$			$922
Year ended December 31, 2003	$430	$1,504	$			$1,934
Valuation allowance on deferred income taxes
Year ended December 31, 2005	$75,519	$13,243	$			$88,762
Year ended December 31, 2004 (Restated)	$70,130	$5,389	$			$75,519
Year ended December 31, 2003 (Restated)	$25,608	$44,522	$			$70,130

(1)	Write-offs of uncollectible accounts.