Form 20-F
period 2006-12-31
SATELITES MEXICANOS SA DE CV
filed 2007-07-16
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

Commission File No. 333-8880
Satélites Mexicanos, S.A. de C.V.
Mexican Satellites, a Mexican Company of Variable Capital
(Translation of the Registrant’s Name into English)
Rodolfo Gaona No. 86
Col. Lomas de Sotelo
11200 Mexico, D.F.
Mexico
(52) 55-2629-5800
Jurisdiction of incorporation: Mexico
Securities for which there is a reporting obligation pursuant to Section 15 (d)
of the Act: not applicable.

The number of outstanding shares of capital stock as of December 31, 2006 was:
9,166,667 Class I Series A Shares
333,334 Class I Series B Shares
7,166,667 Class II Series B Shares
812,498 Class I Series N Shares
29,395,833 Class II Series N Shares

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
Yes ☐     No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distributions of securities under a plan confirmed by a court.
Yes ☑     No ☐

All other items have been omitted because they are not applicable or are not required

i

PART I

ITEM 3.	Key Information

SELECTED FINANCIAL DATA

The following table presents selected historical financial information for Satélites Mexicanos, S.A. de C.V. (“we,” “us” or the “Company” or “Satmex”) for each of the periods from December 1 to December 31, 2006 (Successor Registrant), January 1 to November 30, 2006 and for the years ended December 31, 2005, 2004, 2003 and 2002 (Predecessor Registrant). The information was derived from our audited financial statements which were prepared in accordance with accounting principles generally accepted in the U.S. The following information should be read together with, and is qualified in its entirety by reference to, “Risk Factors”, “Operating and Financial Review and Prospects” and to our financial statements, and the related notes thereto, included elsewhere herein.

Satmex adopted “fresh-start accounting” as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). Accordingly, our consolidated financial information disclosed under the heading “Successor Registrant”, as of December 31, 2006, is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant” as of November 30, 2006 and prior years.

						Successor
	Predecessor Registrant					Registrant
					January 1 to	December 1 to
	Years Ended December 31,				November 30	December 31
	2002	2003	2004	2005	2006	2006
	(Amount in millions of U.S. dollars)

Statement of Operations Data:
Revenue	$85.0	$78.8	$71.7	$69.9	$88.3	$6.8
Operating loss	(1.4)	(7.6)	(5.4)	(11.1)	(10.6)	(3.9)
Loss before income taxes	(28.7)	(43.4)	(58.9)	(70.6)	(54.8)	(8.3)
Deferred income tax (expense) benefit	8.8	(21.3)	4.4	(0.2)	(18.7)	(0.3)
Net loss	(19.9)	(64.7)	(54.5)	(70.8)	(73.5)	(8.7)
Net loss applicable to common stockholders(1)	(21.4)	(66.3)	(56.0)	(72.3)	(74.7)	(8.7)
Other Data:
Depreciation and amortization	$47.4	$48.4	$48.1	$47.9	51.8	6.2
Capital expenditures	123.2	37.9	1.4	8.3	45.9	1.5
Balance Sheet Data (at end of period):
Total assets	$1,004.8	$977.1	$953.4	$925.3	$883.1	$508.1
Current maturities of long-term debt (excluding accrued interest)	1.0	523.6	523.4	527.7	527.7	—
Long-term debt	523.4	—	—	—	—	378.2
Shareholders’ equity	368.7	303.9	249.4	178.6	102.7	38.0

(1)	Net loss applicable to common shareholders comprises our net loss for the year less our preferred stock dividend.

EXCHANGE RATES

The noon buying rate published by the Federal Reserve Bank of New York for the purchase and sale of U.S. dollars, expressed in Mexican pesos per dollar, was $10.7805 on July 12, 2007.

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

Factors Relating to Satmex

Since we have not met all of our financial reporting obligations under the First Priority Senior Secured Note indenture, which included the filing of this annual report on Form 20-F, the holders of the First Senior Secured Priority Notes have the right to accelerate their notes and we would not have sufficient funds available to pay the principal that would be due on the First Priority Senior Secured Notes if they were accelerated.

As a result of our failure to timely deliver certain annual and quarterly information required under the First Priority Senior Secured Note Indenture, including this annual report on Form 20-F, the holders of at least 25% of the principal amount of the First Priority Senior Secured Notes could accelerate the full principal amount of the notes by delivering notice to the Trustee and the Trustee delivering notice to us regarding these Events of Default. In addition, there are defaults under the Second Priority Senior Secured Note Indenture related to the provision of the same financial information that would become an Event of Default after delivery of notice and the expiration of the applicable grace period.

As a result of the implementation of our plan of reorganization (the “Plan of Reorganization”) filed with the U.S. Bankruptcy Court in our bankruptcy case under chapter 11 of title 11 of the U.S. Bankruptcy Code, our financial information as of December 31, 2006 is not comparable to our prior years’ financial information.

As a result of the consummation of the Plan of Reorganization, we are operating our business under a new equity structure. In addition, as of November 30, 2006, the Effective Date of the Plan of Reorganization (the “Effective Date”), we adopted “fresh-start accounting” rules in accordance with AICPA Statement of Position 90-7. Under “fresh-start” reporting, the fair value of our assets and liabilities were re-calculated based on the amount a willing buyer would pay for our assets on the Effective Date. Additionally, on the Effective Date, pursuant to the terms of the Plan of Reorganization, we acquired a 75% interest in Enlaces Integra S. de R.L. de C.V. (“Enlaces”), our value-added broadband over satellite services subsidiary, and therefore the results of operations of Enlaces have been consolidated with our results of operations beginning on December 1, 2006. Accordingly, our financial condition and results of operations as of December 31, 2006, are not comparable to the financial condition or results of operations of our prior years reflected in the historical financial statements contained in this annual report on Form 20-F. See “Selected Financial Data.”

We have a history of significant net operating losses and we may not be able to successfully improve our performance or obtain profitability.

We incurred net operating losses of $56.0 million, $72.3 million and $83.4 million during fiscal year 2004, fiscal year 2005 and fiscal year 2006, respectively. Our ability to improve our performance and maintain profitability is dependent on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities and refinance our existing debt. Our failure to improve our performance or maintain profitability could have a material adverse effect on our business, results of operations or financial condition, and could adversely affect our ability to make payments on our first priority senior secured notes in the principal amount of approximately $238.2 million (“First Priority Senior Secured Notes”) and our second priority senior secured notes in the principal amount of $140.0 million (“Second Priority Senior Secured Notes”).

Our ability to obtain additional financing in the future may be limited.

In the future, we may require additional financing to service our indebtedness, fund our operations and/or invest in the growth of our business. In addition, we will need to seek financing for a replacement satellite for Solidaridad 2 when its expected useful life expires 1.65 years from May 1, 2007. We may not be able to access financing on terms acceptable to us, if at all. In addition, we are highly leveraged. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are beyond our control.

A technical committee representing our shareholders undertook a sale process for 100% of our outstanding equity. The technical committee retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its exclusive agent for this purpose. The technical committee negotiated with purchasers in United States, Europe and Mexico but the process was suspended on June 8, 2007. We cannot provide assurances on the final outcome of this process or whether a new group will take control. If a sale is not completed, it will significantly and adversely impact our ability to raise additional funding to build and launch our next satellite and to service our current post-restructure debt.

Our in-orbit satellites are vulnerable to failure.

Satellites can be lost during launch or in orbit. In the past, we lost a satellite in orbit and more recently, we have experienced temporary operating problems with regard to our Satmex 5 and Satmex 6 satellites. Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life and it is not feasible to repair a satellite in space. In-orbit failure may result from various causes including:

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

Our Solidaridad 2 satellite was manufactured by Boeing Satellite Systems, Inc. (“Boeing”) (formerly Hughes Space and Communications International, Inc.), and is similar in design to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

On July 3, 2007, during a station keeping maneuver, Solidaridad 2 satellite experienced a pointing anomaly which affected temporarily its service. Contingency procedures were applied immediately and services were restored the same day. The cause of the anomaly is under investigation.

Our Satmex 5 satellite was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide, as of May 1, 2007, up to 3.3 ± 0.3 years of station-keeping capability to maintain its position in orbit. While this may be enough time to develop and construct a new satellite, the Indentures governing our indebtedness limit our ability to invest in a new satellite and we may not be able to obtain the necessary funding or launch date. During standard station-keeping procedures to maintain Satmex 5’s position in orbit, on November 17, 2003, the secondary XIPS, which was then the system in operation, failed to operate satisfactorily. The primary XIPS was started on December 1, 2003 as an alternate to the secondary XIPS, and it initially failed to operate satisfactorily. Our engineers and the manufacturer, Boeing (formerly Hughes Space and Communications International Inc.), working together, returned the primary XIPS to an acceptable level of operation. In February 2004, we returned to the secondary XIPS as the operating propulsion system on Satmex 5. During May 2005, the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operated using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date substantially all maneuvering tests have failed. As a result, we believe that the XIPS System 2 is no longer available.

On October 13, 2004, Satmex 5 suffered a pointing anomaly, which caused a temporary interruption in some of the satellite’s service. The main on-board computer was switched to the back-up computer and services were restored on the same day. On October 15, 2004, the main on-board computer was switched on for testing purposes; after verifying its proper operation, it was switched off again. Since February 23, 2005, the satellite has been operating in an adequate and stable manner on its primary system; however, Satmex 5 or either of our two other satellites may not continue to operate satisfactorily and that there may be a significant system failure that will result in a partial or total loss of either satellite.

On September 9, 2006, Satmex 6 experienced an unexpected resetting of its primary attitude control processor. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost earth pointing until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that there was a software sequence timing problem that caused the loss of earth pointing and the failure of the spacecraft to recover properly from the original processor reset. SS/L developed and tested a software modification which was delivered to us and uploaded to the spacecraft on April 3, 2007 to avoid any future problem.

On January 1, 2007, after an unexpected increment in the helix current, one of the Satmex 6 amplifiers (1K) experienced a spontaneous shut down. We followed manufacturer procedures and the affected channel was switched to a back up amplifier to reestablish service. The performance of the affected channel has been nominal since then. As a result, the redundancy in the K1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels, leaving three redundant amplifiers.

If we were to lose one or more of our satellites, or if one of our satellites were to experience technical difficulties that shortened its useful life, it would decrease our capacity, lower our revenues and materially adversely affect our business.

We may not be able to renew our insurance policies for our satellites at commercially reasonable rates, if at all, when they expire, and our existing insurance coverage has, and our future insurance coverage will likely have, significant exceptions.

While we have in-orbit insurance for Satmex 6, which we recently renewed at commercially reasonable rates, and Satmex 5, we do not currently have insurance for Solidaridad 2. A satellite failure may result in a decrease in our revenues and net income, which loss would not be insured. We may not be able to renew our existing insurance at the end of their terms, or if renewal is available, it may be on acceptable terms to us.

The in-orbit operations insurance we obtained for Satmex 6 continues for a period of one year based on prevailing market terms and conditions. This policy expires on May 27, 2008. Satmex 6’s insurance is in the amount of $288 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6.

In December 2006, we renewed our in-orbit insurance for Satmex 5 and the satellite is currently insured against a total loss for $90 million. As is customary, our new policy excludes coverage for the XIPS and any related systems as well as anomalies with the same telemetry signature as the anomaly that occurred on October 13, 2004 and the transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. The new policy is effective as of December 5, 2006 for a one-year period and is based on prevailing market terms and conditions. This policy requires that at least 75% of the satellite’s capacity must be impaired before a constructive total loss can be declared.

Since the end of life of the Solidaridad 2 satellite is expected to occur in 2008, our Board of Directors resolved on November 27, 2006 not to renew the in-orbit insurance for the Solidaridad 2 satellite since a potential uninsured loss of this satellite would not have a significant effect on our results of operation and financial condition since most clients of Solidaridad 2 have already been migrated to Satmex 6.

The uninsured loss of Satmex 5 or 6 would decrease our revenues and net income, resulting in a material adverse effect on our results of operations and financial condition.

A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.

In 2006, in addition to the revenues originated by our three core businesses (fixed satellite services (“FSS”), programming distribution through our Alterna’TV business division and Enlaces’ broadband satellite services), we recorded revenues in the amount of $23 million arising out of one-time sales to Loral. Our ten largest customers during this period, excluding such one-time sales, represented approximately 59% of our total revenues (excluding one-time sales). In addition, approximately 83% of our FSS revenues in 2006 were derived from ten customers. Our largest customer is Hughes Network Systems (“HNS”), which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 20%, 31%, and 28%, of our total revenue in 2006 (excluding one-time sales), 2005, and 2004, respectively. The Satmex 5 space segment contract, which HNS renewed in February 2006, has a minimum total value of $47.2 million and an option to increase the value of the contract by 50% over a period of no more than 21 months. On September 15, 2006, HNS contracted additional capacity on Satmex 6, representing a minimum total value of $27.9 million, with an option to extend the contract for 12 months. Revenue from governmental entities represented 7%, 8%, and 8%, of our total revenues in 2006 (excluding one-time sales), 2005 and 2004, respectively. If significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses. Revenue from DirecTV Inc. (“DirecTV”) and Comcast Cable Communications (“Comcast”) represented 87% and 9% respectively of Alterna’TV (our programming distribution business division) revenue. Approximately, 49% of the revenues of Enlaces in 2006 were derived from two customers.

In addition, most of our customers are in the telecommunications industry. As of December 31, 2006, customers representing approximately 72% of our revenues were in the telecommunications industry. The telecommunications industry has suffered economically in the past. If the telecommunications industry were to suffer a financial downturn in the future, it may adversely affect our business.

We have incurred significant indebtedness, including secured indebtedness, to acquire and launch our satellites that may limit our cash flow for capital expenditures and other expenses.

The level of our indebtedness has had and may continue to have important consequences. Among others, it has:

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

The restrictions contained in agreements governing our indebtedness may impair our ability to finance our future operations or capital needs or engage in other business activities.

We operate in a highly competitive environment.

The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in México and has consistently granted concessions to new satellite services providers over the last five years. On August 10, 2001, the Mexican government granted concessions to provide satellite services in México to affiliates of PanAmSat Corporation (“PanAmSat”) and SES GLOBAL S.A. (“SES Global”). It also granted similar concessions to the Mexican companies Grupo Televisa, S.A. (“Televisa”) and Enlaces. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, the Mexican government granted concessions to New Skies Satellites N.V. (“New Skies”) to provide satellite services in México using three satellites. On July 21, 2004, Nahuel Satélites de Telecomunicaciones, S.A. de C.V., an affiliate of Nahuelsat, S.A. (“Nahuelsat”), which is currently in the process of being absorbed by Empresa Argentina de Soluciones Satelitales S.A. (“ArSat”), was granted a concession to operate in Ku-band satellite. On August 17, 2004, Grupo Hispasat, S.A. (“Hispasat”) was granted a concession to operate three Ku-band satellites. Intelsat was granted a concession to operate 17 satellites in México on July 27, 2006. While we continue to be the leading provider of domestic fixed satellite services in México, our Mexican market share has been reduced by these new competitors. Future additional reduction in market share may have a corresponding adverse effect on our revenue. For the year ended December 31, 2006, approximately 28% of our total revenues (excluding one-time sales to Loral) were from satellite services provided in México and 72% were from satellite services provided outside of Mexico (of which 62% was generated in the U.S.).

We also face competition from companies in our markets in the U.S. and Latin America. Intelsat (including, as of the merger on July 3, 2006, its wholly-owned subsidiary PanAmSat) has 51 satellites, including 25 that serve the Latin American market. SES Global has a fleet of 43 satellites, of which 21 serve in Latin America. New Skies was acquired by SES Global in 2005 and three of New Skies’ fleet of six satellites serve in Latin America. Telesat Canada (“Telesat”) currently has seven satellites that serve the U.S., Mexico and Canada. We may not able to compete successfully with our competitors. Most of our competitors have larger fleets and significantly greater financial resources than we do. Moreover, as our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could adversely affect our revenue and further impact our ability to service our debt obligations.

We also face competition from land-based telecommunications services. In the past we have experienced a number of contract cancellations or non-renewal by customers that switched to fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications.

Enlaces and our Alterna’TV business division also operate in a highly competitive environments. Alterna’TV faces competition from large media companies such as News Corporation, Discovery Communications, Viacom, NBC Universal and Univisión, and from niche channels that target very specific Hispanic communities in the United States such as Sur Corporation. Enlaces, the leading broadband services provider in Mexico, faces intense competition in the corporate market from terrestrial network services providers like Comsat, Teléfonos de México, S.A. de C.V. (“Telmex”), Axtel and AT&T and, to a lesser extent, from companies such as Comcast, Pegaso, Telmex and Globalsat which offer similar services but focus primarily in small office/home office (SOHO) markets (Enlaces’ focus is primarily in the corporate and government markets), and in the governmental market from Globalsat and Pegaso. Enlaces maintains its leadership position by offering competitive prices, broader coverage and value-added services (i.e., video multicast and content delivery, among others).

The Mexican government has economic rights, and may exercise substantial influence in respect of 55% of our Series A shares. As a result, the Mexican government may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.

The Mexican government, as a significant beneficiary of the economic benefits of the Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”) shares and as a major shareholder, may pursue in the future, certain of its macroeconomic and social objectives through us. As a result, we may engage in activities that give preference to the objectives of the Mexican government rather than to our own economic and business objectives. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.

You may not be able to effect service of process in the U.S. upon our officers or our Mexican directors.

We are a Mexican company and most of our directors and all of our officers reside in México, and nearly all of our assets are located outside the U.S. As a result, it is highly likely that you will be unable to effect service of process on our Mexican directors or our officers in the U.S., and as a result, may only be able to effect service of process on individuals in México. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or our officers outside of México. The ability to enforce liabilities based solely on U.S. federal securities laws against such persons is questionable in México, whether in original actions or in actions to enforce judgments of U.S. courts.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of our senior management team and our technical and commercial experts and specialists to remain competitive in the satellite service industry. The loss of some of our key members could have an adverse effect on us until qualified replacements are found. We may not be able to quickly replace these individuals with persons of equal experience and capabilities, taking into consideration that we are the solely satellite operator in México. In addition, in the satellite industry, commercial, financial, regulatory, legal and technical expertise depends, to a significant extent, on the work of highly qualified employees. Demand for executive, managerial and skilled personnel in our industry is intense and properly qualified human resources are scarce. We expect to devote significant efforts in order to retain our key senior executives, managers and qualified employees but we may not be successful in retaining our existing senior management and specialized employees or filling new positions or vacancies to properly operate our satellites and market our services.

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

We may not have sufficient funds to be available to redeem our First Priority Senior Secured Notes and Second Priority Senior Secured Notes upon a change of control.

If we experience a change of control, then subject to certain conditions, we must offer to redeem our First Priority Senior Secured Notes and our Second Priority Senior Secured Notes and pay any premium, accrued interest, and additional amounts, if any, in each case to the date of purchase. After our restructuring, a technical committee representing our shareholders actively pursued the sale of our debt and equity; however, the sale was suspended in June 2007. If the sale process is resumed and there is a change of control, we may not have sufficient funds available to make required prepayments under our First Priority Senior Secured Notes and our Second Priority Senior Secured Notes to enable us to redeem all of the notes sought to be sold by holders upon a change of control.

Factors Relating to Regulatory Environment

Our business is regulated, causing uncertainty and additional costs.

Our business is regulated by the Mexican government. The services we provide outside of Mexico and in other countries in Latin America and the U.S. subject us to regulations in those countries. We are required to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we require, and so increase our cost of doing business. In case of the Orbital Concessions (as defined below), granted by the Mexican government, requires that we reserve 362.88 MHz in the C and Ku bands of our satellites for use by the Mexican government free of charge. Moreover, our concessions are subject to government regulations, which may modify the content or impose limitations in our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service and pricing requirements on us, which would adversely affect our results of operations and financial condition.

The regulatory process also requires that we negotiate with parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere with each other. Since we cannot guarantee the results of negotiations with third parties, “frequency coordination” is an additional source of uncertainty. Satmex 5 is operated at 116.8o W.L., Satmex 6 is operated at 113.0o W.L. and Solidaridad 2 was relocated to 114.9o W.L. to maximize the benefits of this new coordination agreement. In the future, negotiations of new coordination agreements between the Mexican government and other governments and the affected satellite operators may not be successful. The inability to conclude a satisfactory agreement may negatively impact our ability to provide expanded services in the U.S. and could adversely affect our business.

Our government concessions may be revoked under certain circumstances.

The Mexican government has granted to us four concessions, three relating to our use of the orbital slots occupied by our satellites (the “Orbital Concessions”) (See “Item 4 — General Description” for additional detail) and the fourth relating to our use of the land and buildings on which our satellite control centers are located (the “Property Concession” and, together with the Orbital Concessions, the “Concessions”) (See “Item 4 — General Description” for additional detail). Our Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events, including our liquidation (quiebra).

The Orbital Concessions will terminate if:

•	the term of any such Orbital Concessions expires;

•	we resign our rights under any such Orbital Concession;

•	the Mexican government, through the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), expropriates any of the Orbital Concessions;

•	we become subject to liquidation (quiebra);

•	the SCT revokes any of the Orbital Concessions; or

•	we fail to deliver the free capacity reserved for the Mexican government.

The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:

•	unjustified or unauthorized interruption of our operations or the services that may be provided under the Orbital Concessions;

•	our undertaking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	failure by us to satisfy the terms or conditions set forth in the Orbital Concession Titles;

•	unjustified failure by us to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality; and

•	assignment or transfer of rights granted under the Orbital Concession Titles in contravention of the terms of applicable Mexican law.

In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us.

Under our Property Concession, we are only permitted to use our Primary Control Center to operate our satellites. The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof. While we are the only user of the building that houses the Primary Control Center, we are required to share the water facilities of this site with the users of the rest of the buildings in the complex.

The SCT also has the right to terminate any of the Orbital Concessions pursuant to a procedure known as rescate (“Rescate”). As of the date of any such Rescate, assets used in connection with the use of the Orbital Concessions would be subject to the ownership and operation by the Mexican government.

The SCT may also temporarily seize (“Requisa”) the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. With respect to a Requisa, the Federal Telecommunications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the Requisa. See “Item 4 — Concession Termination” for additional detail.

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

For the year ended December 31, 2006, approximately 29% of our service revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, such as those experienced beginning in December 1994 or economic developments in or affecting Mexico, could generally adversely affect the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses.

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

In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos, an obligation in a currency other than Mexican currency, payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under our First Priority Senior Secured Notes and our Second Priority Senior Secured Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting the pesos to U.S. dollars.

ITEM 4.	Information on the Company

General Description

Our current legal name is Satélites Mexicanos, S.A. de C.V. and our commercial name is Satmex. We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable. Our principal executive offices are located at Rodolfo Gaona No. 86, Colonia Lomas de Sotelo, 11200, México, D.F., México. Our telephone number is (52) 55-2629-5800.

We operate in a highly regulated market and the principal legislation under which we operate is the Federal Telecommunications Law of Mexico, Ley Federal de Telecomunicaciones (as amended, the “Telecommunications Law”). Mexico began its involvement in the satellite industry in 1968 when it became an Intelsat signatory and broadcasted the Olympics via satellite from Mexico City. From that time until October 15, 1997, we were operated by the Mexican government as part of the operations of Telecomunicaciones de México, an agency of the Mexican government.

On November 17, 1997, Loral Space & Communications Corporation (“Loral”) and Principia, S.A. de C.V. (“Principia”) indirectly acquired 75% of our issued and outstanding stock from the Mexican government for an amount in pesos equivalent to approximately $647 million. The remaining 25% of our common stock was retained at that time by the Mexican government.

When we were privatized, the Mexican government granted us four concessions. Three Orbital Concessions currently allow us to operate our satellites in Mexico’s orbital slots at 113.0o W.L., 114.9o W.L. (formerly 109.2° W.L.) and 116.8o W.L. The property concession allows us to base our ground station equipment within the telecommunications facilities that belong to the Mexican government. Among the assets we acquired from the Mexican government upon our privatization were two satellites in commercial operation, Solidaridad 1 and Solidaridad 2, which were launched in 1993 and 1994, respectively, and Morelos II, which had been launched in 1985 and was not available for commercial use. At that time, a new satellite, later named Satmex 5, was in construction. Satmex 5, which was launched in December 1998, had higher power levels and a broader footprint than Solidaridad 1 or Solidaridad 2. Using Satmex 5, we were able to offer satellite service in most of the Americas, excluding the eastern region of Brazil.

Our Restructuring

In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board of satellite. The satellite was insured and we received an insurance payment of $235.3 million, which was used to service debt and to invest in Satmex 6. In addition, early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, some of our satellite service contracts were cancelled by customers and we were unable to develop new business in line with our expectations, which led to a decrease in our revenues.

Due to cash shortfalls from our operating activities, we did not make required interest payments totaling $56.7 million on our now extinguished $320.0 million 10.125% senior notes due November 2004 (the “Fixed Rate Notes”) on August 1, 2003, February 1, August 1, and November 1, 2004. The defaults under the Fixed Rate Notes triggered a cross-default provision under the indenture governing our now extinguished $203.4 million senior secured floating rate notes due June 2004 (the “Floating Rate Notes”). On June 30, 2004, our Floating Rate Notes matured and we did not make the required principal payment of $203.4 million, although we continued to make the interest payments until April 2005. In November 2004, the Fixed Rate Notes matured and we did not make the required principal payment of $320.0 million.

In an effort to restructure our outstanding indebtedness, on June 29, 2005, we filed a petition for concurso mercantil. A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico, which was enacted in May 2000 (the “LCM”). On September 7, 2005, the Second Federal District Court in Mexico City (the “Court”) declared us in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of our debt obligations as of the date of the order, other than those obligations necessary for us to continue our ordinary operations, and suspended attachment or foreclosure procedures against our assets. Effective October 11, 2005, the Court appointed a mediator, or conciliador, in the concurso mercantil, whose primary role was to mediate and assist in negotiating an agreement among us and our creditors. On December 30, 2005, the Court issued a judgment acknowledging certain claims against us (sentencia de reconocimiento, graduación y prelación de créditos) (the “Recognition Judgment”).

On March 31, 2006, with the assistance of the conciliador, we entered into a comprehensive restructuring agreement with the holders of a majority of our Floating Rate Notes and holders of more than two-thirds of our Fixed Rate Notes to restructure our existing indebtedness and re-align our capital structure. Our majority shareholders, at that time, also signed the restructuring agreement.

As contemplated by the restructuring agreement, on May 9, 2006, the conciliador submitted a plan to our recognized creditors in the concurso mercantil (the “Concurso Agreement”) for its execution. The Concurso Agreement, setting forth the terms and framework of our agreed-upon restructuring, provided that the final implementation of our restructuring would be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by us under chapter 11 of title 11 of the U.S. Bankruptcy Code. The Concurso Agreement was approved on July 17, 2006 in our concurso mercantil proceeding. The order approving the Concurso Agreement became final on August 1, 2006, and the concurso mercantil proceeding was completed on that date.

On August 11, 2006, we filed in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) a voluntary petition under chapter 11 of the U.S. Bankruptcy Code, together with a pre- negotiated plan of reorganization. We concluded our reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. We consummated our U.S. chapter 11 plan of reorganization, which was confirmed by the U.S. Bankruptcy Court by order dated October 26, 2006, and implements the restructuring approved in the Mexican concurso mercantil proceeding.

Under the restructuring, holders of old Floating Rate Notes received approximately $238.2 million principal amount of our First Priority Senior Secured Notes on the following terms:

•	five (5) year maturity with a monthly or quarterly coupon of London Interbank Offer Rate (“LIBOR”) + 875 basis points;

•	callable at a price of 103% of the principal in year 1, 102% in year 2, 101% in year 3, and par thereafter plus accrued interest;

•	first priority security interest in all of our assets;

•	cash sweep prepayments on any cash balances over $5 million; and

•	a change of control put option at 101% (plus accrued interest).

Holders of the Fixed Rate Notes received, in full satisfaction of the obligations due under the Fixed Rate Notes including all accrued interest, our Second Priority Senior Secured Notes in the principal amount of $140.0 million and certain of our shares after reorganization, on the following terms:

•	seven (7) year maturity with a quarterly coupon of 10 1/8% per annum, with no cash payments and 10 1/8% payable in kind in year 1, and 2% cash payments and 8 1/8% payable in kind thereafter until the First Priority Senior Secured Notes are paid in full, after which time the coupon shall be paid wholly in cash;

•	second priority security interest in all of our assets, identical in operation and effect to the security interests of the First Priority Senior Secured Notes;

•	after the full payment of the First Priority Senior Secured Notes, cash sweep prepayments on any cash balances over $5 million; and

•	a change of control put option at par plus accrued interest, unless waived by holders of 66 2/3% of the Second Priority Senior Secured Notes or unless following the change of control we are controlled by certain approved buyers.

In exchange for capitalization of the balance of their claim and unpaid interest, the holders of the Fixed Rate Notes received 78% of the economic interest in our equity, including 43% of the full voting shares and certain governance rights, including the right to elect two members of the board of directors (“Bondholder Equity”).

Our remaining post-reorganization economic equity is held by our previous controlling shareholders: 2% by Principia and Loral, 16% by Servicios, an independent entity, and 4% by the Mexican government. However, the economic benefit derived from any future sale of our post-reorganization shares retained by Servicios would be paid to the Mexican government in satisfaction of its prior debt obligation to it.

All of the shares of Principia, Loral and Servicios, together with the Bondholder Equity (collectively, the “Equity Trust Shares”) are held by Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (the “Equity Trust Trustee”), as trustee under a certain irrevocable administration trust agreement dated as of November 28, 2006 (the “Equity Trust”). All of the former government shares (the “Nafin Shares” and, together with the Equity Trust Shares, the “Trust Shares”) are held by Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria (the “Nafin Trust Trustee”), as trustee under a certain irrevocable administration trust agreement dated as of November 28, 2006 (the “Nafin Trust”).

The Equity Trust and the Nafin Trust contain specific rules for the voting of the Trust Shares at company’s shareholder meetings, including for the appointment of directors. The Equity Trust Trustee, as the holder of record of the Equity Trust Shares, is charged with the voting of those shares, which is generally achieved through proxies granted to individuals appointed by the Equity Trust beneficiaries, except that, in the case of Servicios, the appointment of the proxies and the voting of its beneficial shares is directed by an independent Voting Committee. Only in the case of appointment of directors is the Equity Trust Trustee required to vote the Equity Shares through its own representatives, following the instructions of the Equity Trust beneficiaries. The Nafin Trust Trustee, as the holder of record of the Nafin Shares, is charged with the voting of those shares.

It was contemplated in our restructuring that, promptly after completing the restructuring, a technical committee representing our shareholders would initiate a sale process pursuant to which all of our equity interests would be sold to a third party. On December 4th, 2006, Morgan Stanley was appointed as the technical committee’s financial advisor with respect to the sale process, which officially commenced in February 2007. Since the bids did not adequately meet the requirements of the technical committee and expectations of the parties, the technical committee suspended the sale process on June 8, 2007. We, our Board of Directors and the technical committee representing our shareholders intend to continue to review strategic alternatives over the next few months, including obtaining additional equity, refinancing our indebtedness, maintaining our status as an independent company, exploring alternative sale structures and establishing strategic alliances. We will maintain an open dialogue during this process with our stakeholders and other interested parties. There can be no assurance that decisions deriving from this process will result in any future transaction.

Our Satellites

We currently own and operate three satellites, Satmex 6, Satmex 5, and Solidaridad 2, in geostationary orbit at 113.0o W.L., 116.8o W.L. and 114.9o W.L., respectively. On July 14, 2006, we began to drift Solidaridad 2 from its previous orbital position at 113.0o W.L. to 114.9o W.L. in order to place Satmex 6 at 113.0o W.L. This maneuver was completed on July 28, 2006. In total, we have 156 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental U.S., the Caribbean and Latin America, other than the easternmost region of Brazil.

We have landing rights to provide satellite services in Mexico, the U.S., Canada and 42 other nations and territories in Latin America. Our broadcasting, telecommunications services and broadband customers include domestic and international firms and governmental agencies.

The footprints of our satellites Satmex 6 and Satmex 5 are designed to encompass the region extending from Argentina and Chile to the northern U.S.

Satmex 6

Satmex 6 was successfully launched on May 27, 2006. Satmex 6 was initially launched into the 114.9o W.L. orbital position and, on July 1, 2006, completed its drift to its permanent orbital position at 113.0o W.L. As of December 31, 2006, Satmex 6’s estimated operating life is approximately 14.5 years and is currently operating satisfactorily. We changed the orbital position of Solidaridad 2 in order to place Satmex 6 at 113.0o so as to maximize its operating capabilities and to avoid any interference from or with Satmex 5. Satmex 6 was manufactured by SS/L and represents the first satellite that Satmex has procured from a manufacturer other than Boeing. Satmex 6 has a total of 60 36-MHz transponders, 36 in C-band and 24 in Ku-band. Satmex 6’s design life is 15 years.

Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It is roughly 300% more powerful than Solidaridad 1 and roughly 50% more powerful than Satmex 5. It has hemispherical coverage in both C- and Ku-bands. From Canada to Argentina and Chile, Satmex 6 covers all the 48 contiguous U.S. states and Hawaii, the Caribbean, all of Latin America and the eastern region of Brazil.

Our 113o W.L. Orbital Concession was modified to permit the operation of Satmex 6 and, on August 24, 2004, the International Telecommunication Union (the “ITU”) published the corresponding technical and operating parameters.

The Satmex satellites are adjacent to each other working at 1.9° of separation. Also other satellites adjacent to the Satmex satellites are working at 1.9° of separation. Therefore, international coordination is required and it is important that our clients’ infrastructure complies with international regulations in order to avoid adjacent satellite interference.

On September 9, 2006, the Satmex 6 satellite experienced an unexpected resetting of its primary attitude control processor. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost earth pointing until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that there was a software sequence timing problem that caused the loss of earth pointing and the failure of the spacecraft to recover properly from the original processor reset. SS/L Space Systems — Loral, Inc. (“SS/L”) developed and tested a software modification which was delivered to us and uploaded to the spacecraft on April 3, 2007 to avoid any future problem.

On January 1, 2007, after an unexpected increment in the helix current, one of the Satmex 6 amplifiers (1K) experienced a spontaneous shut down. We followed manufacturer procedures and the affected channel was switched to a back up amplifier in order to reestablish service. The performance of the affected channel has been nominal since then. The redundancy in the K1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels, leaving 3 redundant amplifiers.

In connection with our restructuring agreement, we granted Loral Skynet Corporation (“Loral Skynet”), a division of Loral, a Mexican usufructo with respect to four transponders. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of the Satmex 6 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 6 satellite, including the exercise of rights and remedies of the holders of the First Priority Senior Secured Notes and Second Priority Senior Secured Notes.

Satmex 5

Satmex 5 was launched in December 1998 and occupies the 116.8oW.L. orbital position. Satmex 5, a BS 601 HP satellite, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of December 31, 2006, the satellite had an estimated operational life of 7 years. It is currently operating satisfactorily.

Satmex 5 has approximately ten times the power (as measured in total watts) of the satellite it replaced and has a footprint extending from substantially all of the 48 contiguous U.S. states to Argentina and Chile. Major Latin American countries covered by the Satmex 5 footprint include México, Argentina, Venezuela, Chile and Colombia. The Satmex 5 footprint also covers the entire U.S. including its major cities such as Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco and Washington, D.C.

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

In February 2004, we returned to the secondary XIPS as the operating propulsion system for Satmex 5. During May 2005, the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operated using the primary XIPS. Satmex 5 currently operates at a satisfactory level using the primary XIPS and the primary XIPS has not had any recent failures. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date substantially all maneuvering tests have failed. As a result, we believe that the XIPS System 2 is no longer working. As of December 31, 2006, Satmex 5 had an estimated operational life of 7.0 years. As of May 1, 2007, if both the primary and secondary XIPS were to fail, we estimate that the back-up chemical propulsion system of Satmex 5 would provide up to 3.3 ± 0.3 years of station-keeping capability to maintain its position in orbit. While this may be enough time to develop and construct a new satellite, the Indentures governing our indebtedness limit our ability to invest in a new satellite and we may not be able to obtain the necessary funding to launch it.

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

We have granted Loral Skynet a Mexican usufructo with respect to three transponders. Pursuant to Mexican law, the usufructo granted to Loral Skynet the right to use and enjoy the transponders until the end of life of the Satmex 5 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 5 satellite, including the exercise of rights and remedies of the holders of the First Priority Senior Secured Notes and Second Priority Senior Secured Notes.

Solidaridad 2

Solidaridad 2 was launched on October 7, 1994. As of December 31, 2006, the satellite had an estimated remaining life of 1.98 years and is currently operating satisfactorily. A BS 601 model satellite, Solidaridad 2 has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents) and 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents). From July 5 to July 14, 2006, we transferred the users from Solidaridad 2 to Satmex 6 which was temporarily co-located with Solidaridad 2 at 113.0o W.L. From July 14 to July 28, 2006, we drifted Solidaridad 2 from its previous orbital position at 113.0o W.L. to 114.9° W.L. in order to leave Satmex 6 operating at 113.0o W.L. so as to maximize its operating capabilities and to avoid any interference with Satmex 5.

Major Latin American countries covered by the Solidaridad 2 footprint include Mexico, Argentina, Venezuela, Chile, Colombia, Guatemala, and Belize. Major U.S. cities covered include Los Angeles, San Antonio, Houston, Dallas and San Francisco. In addition, major U.S. cities that can be covered by Solidaridad 2 spot beams include Miami and New York.

We are evaluating the possibility of Solidaridad 2 in inclined orbit to provide L band service to Mexican national security institutions. We have begun negotiations with the Mexican government regarding this possibility. If we are successful in our negotiations, we would be able to obtain extra value from Solidaridad 2 since it is near the end of its useful commercial life. We cannot assure you that we will be able to reach an agreement with the Mexican government.

Satmex 7

As part of our plans to provide to our customers improved capacity and capabilities, as well as more efficient technological solutions, Satmex has been working on the design of a new satellite, Satmex 7, to be located at the 114.9o W.L. orbital slot. The Satmex 7 satellite is planned to be launched in 2010 and to enter commercial service approximately one month following its launch; however, we have not engaged a satellite manufacturer to build the satellite and have not obtained any financing for the satellite. In addition, our indentures governing our indebtedness do not allow us to invest more than $3.0 million to develop Satmex 7, without the consent of the holders of our First Priority Senior Secured Notes and our Second Priority Senior Secured Notes. We believe Satmex 7 would increase the available Satmex transponder capacity and would respond to the forecast data of the satellite service marketing plan. In addition, Satmex 7 would allow us to maintain the 114.9o W.L. concessioned orbital location to continue providing satellite services to our customer base.

Satmex 7 is planned to have a total of 48 36-MHz transponders, 36 in the Ku-band and 12 in the C-band. The design life of Satmex 7 is 15 years. Satmex 7 would be designed to have frequency reuse capability in the Ku-band and hemispherical coverage in the C- band, providing equal or higher power levels than other satellites in our fleet. The footprint of Satmex 7 would extend from Canada to Argentina, including all the 48 contiguous States of the U.S., the Caribbean, all of Latin America and the most important cities of Brazil.

Although the Satmex 7 definition plan took into account the Solidaridad 2 estimated “end of life” to be December 2008, due to several factors, it was not possible to have a Solidaridad 2 replacement satellite to comply with the December 2008 date, therefore Satmex 7 has not been considered as a replacement satellite for Solidaridad 2, but rather as a service growth opportunity. The current Satmex 7 preliminary design is a result of a process, which has taken into account the corresponding sales and marketing analysis both from internal and external specialists.

The Satmex 7 implementation plan still is subject to approval by the Board of Directors and to the consent of the holders of our First Priority Senior Secured Notes and our Second Priority Senior Secured Notes; and more important, it is subject to obtain the required financing decision.

With the commercial entrance for service. A Satmex 7 construction contract signature would also allow Satmex to sign in advance customer contracts for the provision of the service.

Capital Investments

Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $47.4 million, $8.3 million and $1.4 million in 2006, 2005 and 2004, respectively. Capital expenditures related to the construction and launch of Satmex 6 were $45.3 million in 2006 and $5.9 million in 2005. We did not incur any investment-costs for Satmex 6 in 2004. As part of the Loral Settlement Agreement (defined below), Satmex received $8.5 million in the form of liquidated damages due to the late delivery of Satmex 6, and $2.0 million in the form of return of escrowed monies for amounts deemed paid under the Loral Settlement Agreement. All of these items are considered part of Satmex’s capital assets. In addition, we paid $0.1 million and $1.9 million in 2006, and 2005, respectively, for storage and maintenance expenses while Satmex 6 awaited launch.

During 2006, 2005 and 2004, we invested $2.1 million, $2.4 million and $1.4 million, respectively, in vehicles, software and other infrastructure.

We expect total capital expenditures in 2007 to be in excess of $3.7 million.

Orbital Coordination

Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3o W.L. and 118.7o W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S. and South and Central America without interference. In August of 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the government of Canada to include the radio frequency characteristics of Satmex 6. As a result of the negotiations between the governments of Mexico and Canada in 2003, we exchanged our right to the 109.2o W.L. orbital slot for the 114.9o W.L. orbital slot. In February 2005, the U.S., acting through the Federal Communications Commission, approved the trilateral agreement modification (MEX-CAN-USA), which is subject to notification by the ITU, in order to effect the exchange of orbital positions. As part of these coordination discussions, the governments of Mexico and Canada also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the U.S. and South and Central America.

In March 2005, we successfully concluded coordination agreements with SES Americom and Echostar. In April 2005, Mexico and Japan concluded a technical coordination process for all satellite networks of both countries.

Landing Rights

We have secured landing rights to provide satellite services in Mexico, the U.S., Canada and 42 other nations and territories in Latin America (including, significantly, Brazil through our subsidiary Satmex do Brasil Ltda.). As of May 2007, most of our landing rights agreements have been updated to include Satmex 6. In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada.

On February 9, 2007 we opened a branch in Argentina and expect to obtain landing rights for Satmex 5 and Satmex 6 due to the reciprocity agreement entered into between the governments of Mexico and Argentina to afford reciprocal treatment for satellite service providers. There can be no assurance however that these landing rights will be granted to us.

Satellite Control Centers and Property Concession

Once a satellite is placed in its orbital location, specialized earth stations monitor its function, control and positioning through the end of its in-orbit lifetime. Under the terms of our Property Concession, we operate our satellites through two satellite control centers. The first, or Primary Control Center, is located in Iztapalapa, Federal District, Mexico and the second, or Alternate Control Center, is located at Hermosillo, Sonora, Mexico. These centers, aggregating 34,052 square meters, are designed to monitor user frequencies and to ensure that the satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint.

The primary control center is composed of a building that houses:

•	the telemetry, tracking and control (TT&C) systems;

•	an equipment maintenance area;

•	a communications signal monitoring area;

•	a dynamic simulator, which allows for the simulation of spacecraft dynamics and control maneuvers; and

•	antennae for the control, monitoring and in-orbit testing of satellites.

The primary control center forms part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile service systems. While we are the only occupant of the building that houses the satellite control center, we share the site’s water facilities with the rest of the complex. Teleport of Enlaces is also housed at the Primary Control Center.

In order to control and operate Satmex 6, we have installed new state-of-the-art technology hardware and software in both control centers. As of December 31, 2006, that investment was approximately $3.9 million dollars.

We own the equipment within the control centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use the land and buildings. The term of the Property Concession is 40 years. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our satellite control centers are located. The value of the property was originally determined in the Property Concession and the amount has been increased annually consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2006, 2005 and 2004, rental expense under our Property Concession was $442,195, $411,000 and $382,000, respectively.

Properties

We do not own any real estate property. As part of the Property Concession, we were granted the right to use the buildings and areas in which the satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease that expires in May 2008. We believe our facilities are adequate for our present needs.

Insurance

The in-orbit operations insurance we obtained for Satmex 6 continues for a period of one year based on prevailing market terms and conditions. Such insurance is in the amount of $288 million and provides coverage for a total loss of Satmex 6 or the loss of 75% or more of the satellite’s capacity. This insurance also provides coverage for partial loss of Satmex 6.

We have in-orbit insurance for the Satmex 5 satellite for $90 million in coverage for one-year terms starting December 5, 2006. This policy excludes coverage for the XIPS and any related systems, as well as anomalies featuring the same telemetry signature as the anomaly that occurred in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. The insurance coverage on Satmex 5 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to us of up to the insured amount.

Since the end of life of the Solidaridad 2 satellite is expected to occur in 2008, our Board of Directors resolved on November 27, 2006 not to renew the in-orbit insurance for the Solidaridad 2 satellite as a potential uninsured loss of this satellite would not have a significant effect on Satmex’s results of operation and financial condition since most clients of Solidaridad 2 have already been migrated to Satmex 6.

Furthermore, the insurance policies on Satmex 6 and Satmex 5 include customary exclusions such as:

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

Services

We provide satellite transmission capacity which can be used by broadcasting customers for network and cable television programming, direct-to-home television service and transmission of live news reports, sporting events and other video feeds from the scene of the event. In addition, we provide satellite transmission capacity to telecommunications service customers that provide public telephone networks in Mexico and elsewhere and corporate customers for their private business networks with data, voice and corporate video applications. We also provide satellite connectivity to the internet backbone for internet service providers. We offer our customers part-time service, varied power and footprint service, grades of service protection and value-added services. We have also developed the Alterna’TV service through which we have acquired exclusive distribution rights to select Spanish-language programming in order to diversify and grow our revenue sources.

We also own 75% of Enlaces, a satellite broadband service provider fully licensed to operate as a public data network in Mexico, formed in 2000 as a joint venture between Principia and Loral to offer integrated communication solutions to clients leveraging Satmex’s infrastructure. Enlaces was granted a public telecommunications network concession and a value-added services registration by the Mexican government in January and November 2000, respectively. Also in 2000, the then shareholders of Enlaces invested $2.1 million to set-up a teleport in Mexico City.

In September 2001, Enlaces started commercial operations using HNS’ technology as its network platform, offering satellite broadband services through a Time Division Multiplexing/Time Division Multiplexing Access (TDM/TDMA) platform and VSATS (Very Small Aperture Terminals). Since then, Enlaces has been exploring new market segments, increasing its market share and employing the latest technologies to further increase its efficiency in the use of the satellite space segment. Enlaces’ public network concession allows it to offer a series of value-added applications ranging from broadband internet services to video, data, and private network services, all with high-quality service levels and permanent point-to-multi-point primary and redundant connectivity. Enlaces currently has contracts covering more than 21,000 client nodes and is the largest satellite broadband service provider using VSAT technology in Mexico with an approximately 37% market share. We believe that Enlaces constitutes an established and profitable platform for growth in the enterprise and government segments and the Latin American region.

Business Strategy

The primary focus of management is improve our financial condition. In that regard, we have (i) implemented a cost-cutting strategy to provide us with increased viability but with no detriment to our customer service levels, (ii) conducted certain organizational changes that have improved our internal controls, (iii) modified our pricing strategies for our satellite services and (iv) boosted other sources of revenue such as our Alterna’TV business and Enlaces broadband service. These two businesses accounted for approximately 11% of our total revenue (excluding one-time sales) in 2006.

Except for video distribution through direct-to-home services, we believe we are currently the leading provider of fixed satellite services in Mexico and with the successful launch of Satmex 6 intend to expand our services to become a leading provider of fixed satellite services throughout Latin America. We provide transponder capacity to customers for satellite broadband networks and cable television programming, direct-to-home television service, on-site transmission of live news feeds, sporting events and other video feeds. We also provide satellite transmission capacity to telecommunications services providers such as fixed telephony networks in Mexico and elsewhere and to corporate customers for their private business networks.

The focus of our business strategy is to increase our customer base throughout our coverage area and to increase the number of services provided to each customer by:

•	enhancing our regional presence;

•	strengthening our position in market segments that benefit from fixed satellite services;

•	growing our current customer base offering value-added-solutions and developing strategic alliances;

•	further growing the Alterna’TV service;

•	strengthening our satellite broadband business (Enlaces); and

•	pursuing strategic alliances.

Enhance Our Regional Presence

Due to the extensive coverage and the technical characteristics of our satellites specifically designed for our target markets and our culturally-attuned customer support teams, we are one of the leading regional satellite operators in the Americas. Our fleet has a footprint that reaches most of North and South America and has superior design coverage over our domestic market, Mexico. Our newest satellite, Satmex 6, was successfully launched on May 27, 2006. Satmex 6 significantly expanded our capacity and began commercial operation on July 1, 2006.

Satmex 6 is a key element of our growth strategy as it was designed to provide satellite services across the Americas. Its footprint allows us to improve our presence in North America as well as in key segments of Latin America. The design of Satmex 6 permits our customers to expand their businesses by providing high performance levels in markets where telecommunications infrastructure is limited. Most of Latin American countries qualify as a target market because fiber optic cables only reach major cities and the coastlines. We believe that both Satmex 5 and Satmex 6 will generate incremental growth from these markets.

Most of our revenue comes from long term contracts, which create a base to ensure revenues for the coming years. We continue to seek long-term contracts and have been able to extend the contracts of several of our most important customers, at attractive rates, despite intense competition. As a result of our long term contracts and the continuing need for satellite service, our business is not seasonal.

In order to provide full regional services, we have expanded our landing rights throughout the Americas. Landing rights are licenses that allow us to operate in a country. We currently have landing rights to operate in Mexico, the U.S., Canada and 42 other nations and territories in Latin America. We expect that the current liberalization of regulations in certain countries and islands of the region will allow us to expand our landing rights and negotiate more favorable terms for the existing ones. See “Item 4 — Regulation” and “— Landing Rights” for more information on our Concessions and landing rights.

Strengthen Our Position in Market Segments that Benefit from Fixed Satellite Services

As part of our strategy, we are strengthening our competitive position in areas where satellite service is the best solution to serve our customer needs. These are typically video distribution, broadband applications and other point-to-multipoint services. We also believe we can achieve moderate growth in voice and data transmission services, where terrestrial infrastructure is non-existent, like rural telephony and internet connectivity projects, which can only be efficiently implemented using satellite technology.

Applications of satellite broadband service involve point-to-multipoint solutions such as Internet direct-to-home, corporate and government connectivity projects through the use of networks that use very small aperture terminals “VSAT”. To increase our share in the satellite broadband market, we are exploring strategic alliances with technology providers, teleports and resellers in order to offer key solutions to our customers.

In particular, we believe we can achieve growth in the following areas:

Video Distribution Services

Video distribution is a natural application for satellite capacity, as it is a point-to-multipoint application. While satellite direct-to-home television systems are common, TV Channels also use satellites to distribute their content to cable operators which downlink their signals. In recent years, digital compression technology has reduced the need for satellite capacity by compressing signals to operate within a smaller bandwidth. However, other developments have offset this impact; services such as High Definition Television (HDTV) require more bandwidth than regular television. By offering TV local channels (local-to-local), subscription television (cable and satellite direct-to-home) the Video industry will generate greater demand for satellite services. Increased demand for national and foreign channels also has begun to stimulate demand for satellite capacity.

Broadcasting Transmission Services

Satellite capacity is utilized for broadcasting transmission services by various national and international networks for point-to-point and point-to-multipoint distribution of television programs, video signals and other services, including distance learning, business television, special events and satellite news gathering. Customers include private and state-owned broadcasting networks, cable television programmers, content distributors and direct-to-home operators.

Broadcasting customers use satellite capacity to transmit coverage of live scheduled special events, such as the World Cup, to programmers on an ad hoc basis. We also provide broadcasting transmission services to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis.

Broadcasting customers also use satellite capacity for “backhaul” operations, such as transporting programming from a broadcaster’s foreign news bureau to a broadcast center for simultaneous or later transmission. Our service in this area is focused on the transportation of video content and syndicated programming for broadcasters on a scheduled basis.

Telecommunications Transmission Services

We provide satellite capacity for domestic and international telecommunications transmission services to public and private telecommunications networks. These networks belong to companies across the spectrum in financial, industrial and commercial operations, as well as government and education, transportation and tourism, and media companies. Satellite transponders can be shared among several users so companies may lease channels, circuits or fractions of a transponder.

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

We provide satellite capacity to domestic and regional communications centers in Latin America. The provision of satellite capacity to carriers involves relatively low marketing and operating costs and promotes the use of satellite networks for business communications in Latin America. The Mexican government currently represents one of the largest users of satellite communications in Mexico.

We offer transponder capacity for end-to-end satellite services for two types of communications networks: international digital service networks and VSAT networks. International digital service networks are used by customers that have bi-directional high speed and relatively steady flows of information to and/or from all of the points in the network; because of their large transmission requirements, international digital service networks require dedicated, permanent and robust communications links to each site. Very small aperture terminal networks (VSAT networks), use very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. VSAT networks use sophisticated TDMA (Time Division Multiple Access) technology to access the satellites allowing these networks to significantly maximize the use of their required space segment.

Internet Service Providers

We provide satellite capacity to deliver high-speed satellite-based internet connectivity, offering a variety of configurations, throughout most of North America and Latin America. Our fleet provides an efficient means by which ISPs, service integrators, infrastructure enablers, universities, governments and other corporations may utilize internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. We believe that these benefits, together with Latin America’s limited infrastructure, geographic dispersion and low population density indicate that demand for internet connectivity via satellite, in both the consumer and corporate markets, will stimulate steady growth in the future.

Grow Our Current Customer Base and Offering Value-Added Solutions and Developing Strategic Alliances

We intend to increase capacity utilization levels with both current and new customers by promoting mutual business growth and by reacting to emerging market trends that may enhance our customers’ businesses. We regularly develop tailor-made marketing solutions that match our current available capacity characteristics with our customers’ needs. In this process, we offer bundled services that include satellite capacity, equipment and maintenance to our video, data and broadband customers that include state-owned TV stations.

In order to address the needs of our current customers that are integrators of turnkey satellite communications solutions, we have implemented a retention strategy based on customer support and commercial flexibility. This client-oriented strategy strengthens our relationship with current customers, reduces cancellation risk and promotes the expansion of their business on our satellites. Furthermore, we believe that our customers have greater confidence in our business since we completed our restructuring.

Further grow the Alterna’TV Service — Digital Distribution Platform for Latin-American Programming

We initiated a new business unit called Alterna’TV, which was originally conceived to expand our position in the broadcast segment of the Latin American video industry. Alterna’TV brings together Latin American programmers who have not accessed the U.S. distribution channels for their programming. Alterna’TV distributes this programming to pay-television operators such as DirecTV, Comcast and recently Cablevision who need to offer a more comprehensive and authentic product to their growing Hispanic audiences. This business generates more revenues as more subscribers sign on to these channels. We also believe that our presence in this video market will generate opportunities for additional satellite capacity utilization as cable networks become familiar with the technical and coverage advantages of our satellites and use our satellites to distribute their programming to the Latin American markets.

We have secured exclusive distribution rights in the U.S. for Spanish-language programming with nine carefully selected Latin American channels. Because this programming originates in Latin America, we believe that it is more authentic and thus desirable to Hispanics emigrating from the region and currently living in the U.S.

Alterna’TV also offers these Latin American programmers the sales and marketing activities necessary to promote their channels throughout the U.S. to cable and satellite TV companies as well as the technical platform necessary to distribute the signals across the U.S. Thus, we provide the commercial and technical means to distribute this programming cost-effectively in the U.S.

We transmit the programming via satellite from the regional programmer to our teleport partner, Crawford Communications, Inc. (“Crawford Communications”) which provides signal origination services including signal multiplexing, conditional access, and signal quality monitoring that meets industry standards. Cable and Satellite TV operators in the U.S. can choose to receive any of these channels (“cherry picking”) and include DirecTV as is the case with Comcast, Charter and others. These channels are then added to the operators’ Hispanic package lineup.

Through Alterna’TV, we provide programmers from across Latin America with a fully integrated solution to distribute their programming in the U.S., which allows them to take advantage of the growing opportunities in the U.S. Hispanic market with both cable and satellite operators. Alterna’TV’s choice of channels is geared to satisfy the preference for regionally-developed, Spanish-language programming among Hispanic audiences living in the U.S. Cable and satellite TV-operators can easily incorporate this regional programming into their current programming offering.

Alterna’TV’s current business model is driven by fees paid by pay-television distributors, which are shared with the programmers. In addition we will launch new initiatives to further grow our revenues:

•	Advertising sales. Alterna’TV will market content and audience to advertisers, while managing advertising traffic and insertion. Alterna’TV will capture a percentage of the advertising sales economics as payment for services provided to programmers.

•	Low Power Television Stations (LPTVs). Alterna’TV will sell programming on a show-by-show basis to U.S. based LPTVs that target Hispanics.

Further Grow Enlaces’ Services

Enlaces has achieved strong growth in the last four years based on important contracts with corporate, retail and government customers. Access to cheaper technology and more efficient transmission methods and network designs will allow Enlaces to offer a more competitive and cost efficient network to its customers. Enlaces is also focused on strengthening its leadership position in the Mexican market through the provisions of value-added services such as video streaming, content delivery and distance education. Additionally, the recent implementation in November 2006 of a new hub having continental footprint coverage will allow Enlaces to replicate its commercial strategy and business model in other Latin American countries.

Enlaces’ strategy also fosters growth of its customer base and revenues by increasing value to current customer base (through the offering of new websites, increased bandwidth and additional services), expanding its customer base in Mexico by leveraging success stories to further penetrate and reach other customers engaged in the same industry and developing new distribution channels throughout Mexico. This strategy also contemplates expanding customer base and services across Latin America by developing specific services to Mexican customers with presence in the region and the development of distribution channels in Latin America.

Customers

We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and media companies. A large portion of our revenues are derived from a small number of customers. Our largest customer is HNS, which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 20%, 31%, and 28% of our total revenue (excluding one-time sales) for the years ended December 31, 2006, 2005 and 2004, respectively. Our top ten customers represented approximately 59% of our total revenues during 2006 (excluding one-time sales). For Alterna’TV, two customers represented 96% of its revenues in 2006 and for Enlaces two customers represented approximately 49% of its revenues in the same period. Revenue from the Mexican government represented 7%, 8% and 8% of our total revenue for the years ended December 31, 2006 (excluding one-time sales), 2005 and 2004, respectively

During 2004 and 2005, we experienced significant terminations and were unable to renew contracts with certain customers upon expiration. After the successful launch of Satmex 6, we were able to achieve a 97% contract renewal rate during 2006.

Approximately 28%, 42%, and 46% of our total revenue for the years ended December 31, 2006 (excluding one-time sales), 2005 and 2004 respectively, were generated from customers in Mexico and 62%, 50% and 47% of our total revenue for those years, respectively, were generated from customers in the U.S.

	2006	2005	2004
	(In thousands)

Mexico	$26,403	$29,315	$32,712
U.S.	59,269	34,692	33,569
Other	9,421	5,865	5,424

Total	$95,093	$69,872	$71,705

Sales and Marketing

Sales Force

Our sales force is divided by geographic markets. The majority of our sales force is fluent in Spanish and English, enabling them to communicate effectively with both domestic and foreign customers.

Because our satellites have broad international footprints and landing rights, our sales force is able to effectively market our satellites’ capabilities to the major broadcasting and telecommunications customers in various countries. We have expanded our sales outside of Mexico through our direct sales force and our network of commercial agents and value-added resellers in the Latin American region.

Alterna’TV has retained the services of the commercial agent Castalia Communications Corp. to perform the sales of our programming to pay-television distributors and Enlaces employs a direct sales force currently comprised of one deputy director and two sales managers servicing over 50 customers and originating around 99% of its total sales, and an indirect sales force of retained commercial agents and resellers.

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

We believe that our existing Alterna’TV prices are comparable to those of other niche channels that target the U.S. Hispanic market.

Enlaces’ pricing structure is determined on a project by project basis based on specific network designs, the number of sites (VSATS) that the network will utilize and the bandwidth allocated to provide the requested services. We believe that this provides Enlaces with flexibility to provide prices that are competitive to other options available in the market, including terrestrial networks.

Contracts

The terms of most of our contracts with customers range from one year to end-of-life of the satellite on which capacity is provided.

All of our customers have lease contracts denominated in U.S. dollars and require payment during each month for which satellite service is provided. Any late payment is generally subject to an interest charge. Our domestic customers may pay the Mexican peso equivalent of the U.S. dollar lease amount calculated on the basis of the spot exchange rate at the time of payment. Our U.S. dollar pricing mitigates the effect of potential devaluation in our Latin American markets. Nonetheless, a significant devaluation of the Mexican peso could adversely affect our customers’ demand for our services or their ability to pay for them.

The terms of our current Alterna’TV contracts with programmers range from 7 to 10 years. Most contracts have an automatic 3-year extension.

The terms of our current Alterna’TV contracts with pay-television distributors range from 5 to 10 years. These customers pay per-subscriber between 45 and 60 days after the billing period’s end.

Competition

We face competition from other satellite operators as well as telecommunications companies that offer competing services via satellites or terrestrial facilities, many of which are in a stronger financial position than we are.

Alterna’TV faces competition from other programmers that want to target the U.S. Hispanic market. These programmers include multinational media companies as well as Latin American channels that want to target a specific demographic within the Hispanic population. The main competition is for available slots within the pay-television distributors’ Spanish language tiers.

Enlaces has approximately 35% and 67% of the market share in the government and corporate segments of the Mexican market, respectively. In the government segment, Enlaces faces competition from Globalsat and Pegaso, who have a partnership with Intelsat for the provision of satellite capacity. On the Corporate market segment, Comsat and Telmex are the key competitors and both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including more recently GPRS. However, VSAT network technology provides several advantages over terrestrial connectivity due to its independence from terrestrial networks. We believe that the corporate segment has strong growth potential and that Enlaces is strategically positioned to capitalize on it and further increase its current market share.

Consolidation in the Fixed Satellite Services (“FSS”) Industry

The FSS industry experienced further consolidation during the year ended December 31, 2006. In particular, three transactions significantly modified the market: (i) on July 3, 2006, Intelsat (Bermuda) Ltd. consummated a merger agreement with PanAmSat that resulted in the latter becoming a wholly-owned subsidiary of the former and an indirect wholly-owned subsidiary of Intelsat. Post-merger, PanAmSat and its subsidiaries continue to operate as separate corporate entities, however the merged Intelsat-PanAmSat entity operates a global fleet of 51 satellites, including 25 that cover the U.S., Central and South American markets; (ii) on March 30, 2006, SES Global completed its acquisition of New Skies Satellites (at that time the world’s fifth largest satellite operator measured by in-orbit communications capacity) and; (iii) by the end of 2006, Loral and Telesat Canada formed a new company owning nine satellites, including seven with coverage in the Americas. Each of these satellite operators has significantly larger satellite fleets with coverage of our markets and all have access to greater financial resources than we do.

Regional Satellite Operators

We also face competition in the U.S. and Central and South America from several regional satellite operators, including Hispasat, Hispamar, Star One S.A. (“Star One”), owned by Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and Nahuelsat/Arsat. The Central and South American markets will likely continue to rely on satellites more extensively than other regions for purposes of point-to-point and point-to-multipoint communications services due to inherent low population densities, low telecommunications equipment and infrastructure densities, heavy forest cover, mountainous terrain and desert areas.

New Satellite Capacity

Several of our competitors have launched new satellites that provide services in our current and proposed coverage areas and others are in the manufacture or planning stages. These new satellites (other than replacement satellites not significantly larger than the ones they replace) have increased the capacity available for the provision of services that compete with our services. Intelsat has currently eight satellites under construction, seven of which will cover the Americans, including four that will cover Latin America. After a satellite has been successfully delivered in orbit, the variable cost of transmitting additional data via such satellite is minimal. Accordingly, a slower growth in demand could result in excess capacity in the market which could in turn cause price reductions.

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

Domestic Market

With the exception of video distribution through direct-to-home services, we believe we are the main provider of fixed satellite services in Mexico, which for the year ended December 31, 2006, accounted for approximately 35% of our total revenues (excluding the one-time sale). Mexican laws currently allow competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services.

The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico. On August 10, 2001, the Mexican government granted concessions to provide satellite service in Mexico to Mexican affiliates of PanAmSat and SES Global, as well as Televisa and Enlaces. PanAmSat registered eleven satellites and SES Global registered 7 satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted a concession to provide services with 3 satellites. On July 21, 2004, an affiliate of Nahuelsat was granted a concession to operate a Ku-band satellite. On August 17, 2004, Hispasat was granted a concession to operate 3 Ku-band satellites. Intelsat was granted a concession to operate 17 satellites in Mexico on July 27, 2006. While we have historically been the leading provider of domestic fixed satellite services in Mexico, our Mexican market share may be reduced in the future by these new competitors or others. This would in turn have a corresponding adverse effect on our revenue.

Our competition for the provision of satellite capacity for transmissions into Mexico, whether originating in Mexico or abroad, also comes from telecommunications companies with fiber optic networks. Fiber optic lines have expanded significantly in recent years, and lend themselves to inter-city high volume transmissions, particularly point to point services. They are limited, however, in their ability to compete with satellites to link a high number of low volume points scattered across a wide or remote area. For television and radio services, the cost associated with reaching subscribers is much higher with fiber optic networks than it is with satellite transmissions.

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

We believe that we have several advantages over foreign and international satellites with regard to power levels, look angles, continental coverage and our ability to offer superior customer service, which should allow us to maintain our leadership position in domestic services.

U.S. Market

The U.S. commercial satellite market is currently dominated by two major competitors: Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES Global (through its SES Americom division). Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services, another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This relatively low percentage for telecommunications transmission services can partially be explained by the high demand for multi-channel and high definition pay television, which reaches more than 90% of all U.S. homes, and by the availability of high-speed terrestrial data transmission networks, including DSL, WiMax and Wi-Fi systems.

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

WildBlue Communications, Inc. and HNS, through its Spaceway platform operate satellites in the Ka-band. These satellites can deliver affordable two-way broadband satellite internet access to virtually any home or small business in small cities and rural America, for which dial-up had been the only internet access option available. This technology could have an impact in slowing the growth in Ku-band demand in North America and could affect our business and results of operations in the future.

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

REGULATION

Regulatory Framework

The Telecommunications Law which provides the overall legal framework for the regulation of satellite services in Mexico, became generally effective on June 7, 1995 and was modified on April 11, 2006. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the SCT, pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the stock of such a corporation; provided, however, that upon approval of the Foreign Investments Commission of Mexico (Comisión Nacional Inversiones Extranjeras), these corporations may issue “neutral investment” shares which may be held by foreign investors in excess of said 49% limitation. The “neutral investment” shares are not considered when determining the level of foreign investment participation in a corporation.

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

Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. The Comisión Federal de Telecomunicaciones (“COFETEL”) is the telecommunications regulator responsible for, among others, most day-to-day regulation of satellite communications in Mexico.

Satellite control centers must remain within Mexico for satellites to be authorized to use Mexican orbital slots. The Telecommunications Law allows satellites licensed to Mexican orbital slots to serve other countries subject to the terms and conditions of treaties with Mexico and subject to the laws of the foreign country. The SCT may grant concessions at any time to foreign satellite systems to serve Mexico subject to applicable treaties and Mexican law. On August 10, 2001, the Mexican government granted concessions to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico. On June 16, 2003, New Skies was granted the same type of concession. On July 21, 2004, Nahuelsat was granted a concession to operate one Ku-band satellite. On August 17, 2004, Hispasat was granted a concession to operate 3 Ku-band satellites. Intelsat was granted a concession to operate 17 satellites in Mexico in 2006.

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

The Orbital Concessions

The Mexican government has awarded us the following concessions:

•	the Orbital Concessions providing the right to occupy each of three orbital slots (one concession per orbital slot) and exploit their respective C- and Ku- frequency bands, and

•	the Property Concession providing the right to use the buildings and areas in which the control centers are located.

The Orbital Concessions currently include the right to exploit the 113.0o W.L., 114.9o W.L. and 116.8o W.L. orbital slots. At the time of our privatization, we were granted a concession to exploit the 109.2o W.L. orbital slot, and as a result of the negotiations between the governments of Mexico and Canada in 2003, we exchanged our right to the 109.2o W.L. orbital slot for the 114.9o W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if the Mexican Antitrust Commission (Comision Federal de Competencia) determines that we have substantial power in the Mexican market, it may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross subsidies and using discriminatory practices.

As a result of the 2003 renegotiation of the Mexican, Canadian and U.S. trilateral agreement, the 114.9 W.L. orbital slot was allocated to Mexico in exchange for the 109.2 W.L. orbital slot. In August 2005, the Mexican government authorized the modification of our Orbital Concession to recognize the operation of Satmex 6 at 113.0° W.L. and Solidaridad 2 at 114.9° W.L.

As part of the three Orbital Concessions, we are required by SCT to allocate 362.88 MHz in C and Ku-band capacity to the Mexican government, free of charge, for national security and certain social services. On April 27, 2007, the SCT confirmed to us that such capacity requirements have not been increased. As of date hereof, 156.11 MHz and 206.77 MHz of the Mexican government capacity requirements have been allocated to the C and Ku-bands, respectively. In addition, we are required to operate one L-band transponder owned by the Mexican government (through Telecomunicaciones de México, or “TELECOMM”) on Solidaridad 2. With the commencement of commercial service of Satmex 6, we were able to allocate the required C-band and Ku-band capacity to the Mexican government on this satellite. Neither Satmex 6 nor Satmex 5 have any L-band transponders.

Since Solidaridad 2 is our only satellite with L-band capabilities, our L-band system will cease to exist by the end of 2008, when the operational life of Solidaridad 2 terminates. After the occurrence of this event Satmex will not be under any additional obligation to operate an L-band transponder. As of this date the Mexican government has not commissioned a replacement satellite. There have been extensive discussions among the SCT, TELECOMM and Satmex with respect to the possibility to operate Solidaridad 2 in an inclined orbit in order to extend L-band transponder life. To the extent we agree to perform these operations, we will do so on a commercially reasonable basis. We are also considering, among other alternatives, the possibility to sell Solidaridad 2 to the Mexican government. We cannot assure you that we will be able to reach an agreement with the Mexican government.

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

The Orbital Concessions were published in the Official Gazette on December 30, 1997.

On August 11, 2006, we received confirmation from the SCT that the extension of our Orbital Concessions for an additional twenty-year term will be granted to us at the end of the first 20 year-period and subject to our compliance with the terms thereof; without the payment of any additional consideration to the Mexican government. The Orbital Concessions are scheduled to expire on October 22, 2037 (including the aforementioned 20-year extension).

Except in limited circumstances, we must notify the SCT prior to issuing and selling any of the shares that represent 10% or more of our outstanding common stock, and must identify the potential purchaser. Within 30 days of receipt of such notification, the SCT may object to the issuance or sale. We may only proceed with the proposed issuance or sale if no objection is raised by the SCT. In November 15th, 2006, SCT authorized Satmex its current equity shares structure.

We are currently in compliance with all the terms and conditions of our Orbital Concessions and in the past we have always been in compliance with such terms and conditions. On May 17, 2007, COFETEL confirmed in writing, after having thoroughly reviewed our record, that as of such date we were in full compliance of our orbital concession obligations.

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

Termination of the Orbital Concessions

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

Enlaces’ Concession and Value Added Services Certificate

The Mexican government granted Enlaces a concession at no cost to install, operate and exploit a telecommunications public network (the “Network Concession”) and a value added services certificate (the “Certificate”).

Under the Network Concession and subject to the terms thereof, Enlaces is authorized, among others, to install a public telecommunications network and stream analogical and digital voice, data, video and audio to authorized public telecommunications networks, certain private networks and value-added services providers.

Enlaces’ telecommunications network is comprised by a central node, which has to be installed and maintained at all times in Mexico, and an indefinite number of VSATs operating as remote stations. Although the Network Concession requires that the central node be comprised by two terrestrial main stations, Enlaces has made a filed with COFETEL requesting authorization to suspend the installation of a terrestrial main station in the C-band. This request is currently under review by COFETEL.

Under the Network Concession Enlaces is required to, among others, meet certain coverage requirements (i.e., its services must be available in any part of Mexico) and render its services pursuant to the technical specifications set forth in the Network Concession trough Mexican satellites.

The term of the Network Concession is 30 years and is subject to renewal subject to the provisions of article 27 of the Telecommunications Law. The Network Concession terminates if (i) its term expires, (ii) Enlaces resigns its rights thereunder, (iii) the Mexican government, acting through the SCT, expropriates the Network Concession, (iv) Enlaces becomes subject to liquidation (quiebra), or (v) the SCT revokes the Concession (in which case no compensation will be paid to us). The SCT also has the right to terminate the Network Concession pursuant to Rescate. As of the date of any such Rescate procedure, assets used in connection with the exploitation of the Network Concession would be subject to the ownership and management of the Mexican government.

The Certificate was granted to Enlaces on November 9, 2000 for an indefinite term, and it allows Enlaces to provide internet access services (including “hybrid satellite one terrestrial route” and “satellite of two routes”), e-mail and multimedia services (including content delivery, commercial kiosks and television private channels) using Web, IP Multicast and DVB (Data Video Broadcasting) technologies, excluding in all cases real time delivery, for which service an additional permission or concession would need to be obtained.

Under the Certificate, Enlaces is required to grant access to its public telecommunications network on a non-discriminatory basis (i.e., it must allow other value-added services providers to use its telecommunications network under the same conditions on which Enlaces uses it to render services to its customers). By the same token, Enlaces has access to other public telecommunications networks (in addition to its own telecommunications network) to render its services, namely the fixed telephony networks of Telmex and Avantel, S.A.

Treaties and International Accords

Reciprocity Agreement Between the U.S. and Mexico

In April 1996, Mexico and the U.S. (each, a “Party”, and, collectively, the “Parties”) signed an agreement (the “Reciprocity Agreement”) concerning the transmission and reception of signals from satellites for the provision of satellite services to users in Mexico and the U.S. The main aspects of this agreement are:

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

Argentine Agreement

In November of 1997, the governments of Mexico and the Argentine Republic entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each party. The agreement provides that satellite service providers licensed in Mexico may transmit certain direct-to-home fixed satellite services, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The agreement, using the radiocommunication rules of the ITU as a base, sets forth the terms and conditions for the technical coordination of each party’s satellite systems. The parties further agreed to cooperate in assuring compliance with each party’s applicable laws and regulations. Mexican satellite providers operating in Argentina would remain subject to applicable Argentine law, and vice versa. The parties agreed to apply their respective laws in a transparent and non-discriminatory fashion. An agreement was entered into in June 2000. The direct-to-home fixed satellite services agreement between Mexico and the Argentine Republic was signed in July 2002.

On February 9, 2007, we opened a branch in Argentina and expect to be granted licenses including landing rights for Satmex 5 and Satmex 6 due to the reciprocity agreement. Since 1995, we have had a business relationship with Nahuelsat by means of which we provided satellite C-band capacity. This business relationship was upgraded in October 2002 to include traffic monitoring support for our operations in South America. In 2006, the Argentinean government created ArSat in order to control satellite operations. ArSat is in the process of absorbing Nahuelsat. On May 2007, an intermediary contract was signed with ArSat so that we can provide services in Argentina through a license from this state organization while continuing the process with the government to provide us a license. We are in the process of transferring our business operations and certain equipment to ArSat, but that we cannot provide assurances that the monitoring functions will continue with ArSat in the same way as with Nahuelsat. Also, there can be no assurance that the license we are pursuing will be granted to us, nor can there be any assurances regarding the business conditions in Argentina nor the best way to operate in Argentina.

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

On December 14, 1999, we submitted an application to the FCC requesting it to include our satellites on the U.S. Permitted Space Station List. This request was approved by the FCC on October 30, 2000, and our Solidaridad 2 and Satmex 5 satellites are now included on this list, thereby permitting such satellites to communicate with any U.S.-authorized earth station with an “ALSAT” designation, subject to any conditions the FCC may impose. Satmex 6 was included on the U.S. Permitted Space Station List in August 2006.

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

The SCT and COFETEL are responsible for filing and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the Bureau and for resolving interference concerns. Use of our orbital slots remains subject to the continuing oversight of the SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the ITU Radio Regulations.

Status of Our Satellites

The Mexican government notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed. On October 19, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR. Satmex 5 was added to the Space Master Register on August 23, 2005.

In May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3o W.L. and 118.7o W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S. and South and Central America on a non-interference basis.

In August of 2003, we and the Mexican government favorably concluded coordination discussions with the Canadian government with respect to the radio frequency characteristics of Satmex 6. The discussions, which are subject to notification to the ITU, included an exchange of orbital positions, both government administrations signed a related Memorandum of Understanding (MoU). As part of these discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite frequency harmful interference and ensure that existing and future satellite networks licensed by either nation have sufficient space to expand their respective services to the Mexican, U.S. and South and Central American markets. Canada and Mexico are implementing the MoU related to the operation of our 114.9 orbital slot (formerly 109.2).

In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the CRTC granted Satmex a license to provide basic international telecommunications services in Canada. Satmex 6 is fully operational at the 113.0 L.W. orbital slot and in compliance with the Satmex — Telesat technical coordination agreement. As we currently have no requests for capacity on Satmex 6 from Canadian customers, we do not intend to request any licenses in Canada for Satmex 6 in the near future.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The information in this section should be read in conjunction with the financial statements beginning on page F-1. Our financial statements are published in U.S. dollars and prepared in conformity with accounting principles generally accepted in the U.S., which we refer to as “U.S. GAAP.” We maintain our accounting books and records in both Mexican pesos and U.S. dollars. Our functional currency is the U.S. dollar. Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. The exchange gain or loss is reflected in the results of operations as a component of net income. Non-monetary assets and liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Common stock is translated at historical exchange rates in effect at the date of contribution or on the date of change to common stock. Certain amounts presented in this annual report may not sum due to rounding.

We adopted “fresh-start accounting” as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). Accordingly, our financial information disclosed under the heading “Successor Registrant” for the month ended as of December 31, 2006, is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant” for the period ended as of November 30, 2006 (the date we adopted “fresh-start accounting”) or for the previous years.

Management believes that providing this financial information is the most useful method for making comparison for the years ended December 31, 2006, 2005 and 2004.

	Successor	Predecessor
	Registrant	Registrant
	December 1	January 1	January 1
	to	to	to	Predecessor Registrant
	December 31,	November 30,	December 31,	December 31,	December 31,
	2006	2006	2006	2005	2004

Revenues	$6,751	$88,342	$95,093	$69,872	$71,705
Operating expenses:
Satellite operating cost	2,594	33,956	36,550	10,563	11,923
Selling and administrative expenses	1,841	13,210	15,051	22,505	17,120
Depreciation	2,934	39,950	42,884	35,022	35,203
Amortization	3,332	11,830	15,162	12,905	12,905

	10,701	98,946	109,647	80,995	77,151

Operating loss	(3,950)	(10,604)	(14,554)	(11,123)	(5,446)
Reorganization expenses	—	(33,447)	(33,447)	(7,666)	(7,416)
Interest expense and amortization of deferred financing cost	(4,333)	(19,152)	(23,485)	(48,375)	(49,543)
Interest income	103	2,711	2,814	2,315	3,583
Net foreign exchange (gain) loss	(123)	5,690	5,567	(5,722)	(97)

Loss before income tax, minority interest and preferred stock dividends	(8,303)	(54,802)	(63,105)	(70,571)	(58,919)
Income tax	311	18,726	19,037	238	(4,378)
Minority interest	140	—	140	—	—

Consolidated net loss	(8,754)	(73,528)	(82,282)	(70,809)	54,541
Preferred stock dividends	—	1,130	1,130	1,507	1,507
Consolidated net loss applicable to common shareholders	$(8,754)	$(74,658)	$(83,412)	$(72,316)	$(56,048)

Overview

We hold Orbital Concessions from the Mexican government to operate satellites in three orbital positions. We own and operate three geostationary communications satellites, Solidaridad 2, Satmex 5 and Satmex 6. We operate in the fixed satellite services segment and are the leading provider of such services in Mexico and are expanding our services to become a leading provider of such services throughout the North, Central and South America. We are also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the internet backbone via satellite. We also have landing rights to provide satellite capacity for telecommunication services in Mexico, the U.S., Canada and 42 other nations and territories in Latin America.

Financial Restructuring

In August 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and we received an insurance payment of $235.3 million, which was used to service debt and to invest in Satmex 6. In addition, early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, some of our satellite service contracts were cancelled by customers and we were unable to develop new business in line with our expectations, which led to a decrease in our revenues.

Due to cash shortfalls from our operating activities, we did not make required interest payments totaling $56.7 million on our now extinguished Fixed Rate Notes on August 1, 2003, February 1, 2004, August 1, 2004 and November 1, 2004. The defaults under the Fixed Rate Notes triggered a cross-default provision under the indenture governing our now extinguished Floating Rate Notes. On June 30, 2004, our Floating Rate Notes matured and we did not make the required principal payment of $203.4 million, although we continued to make the interest payments until April 2005. In November 2004, the Fixed Rate Notes matured and we did not make the required principal payment of $320.0 million.

In an effort to restructure our outstanding indebtedness, on June 29, 2005, we filed a petition for concurso mercantil. The LCM was enacted in May 2000. On September 7, 2005, the Court declared us in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of our debt obligations as of the date of the order, other than those obligations necessary for us to continue our ordinary operations, and suspended attachment or foreclosure procedures against our assets. Effective on October 11, 2005, the Court appointed a mediator, or conciliador, in the concurso mercantil, whose primary role was to mediate and assist in negotiating an agreement among us and our creditors. On December 30, 2005, the Court issued a Recognition Judgment (sentencia de reconocimiento, graduación y prelación de créditos). On March 31, 2006, with the assistance of the conciliador, we entered into a comprehensive restructuring agreement with the holders of a majority of our Floating Rate Notes and holders of more than two-thirds of our Fixed Rate Notes to restructure our existing indebtedness and re-align our capital structure. Our majority shareholders, at that time, also signed the restructuring agreement.

As contemplated by the restructuring agreement, on May 9, 2006, the conciliador submitted the Concurso Agreement to our recognized creditors in the concurso mercantil for its execution. The Concurso Agreement, setting forth the terms and framework of our agreed-upon restructuring, provided that the final implementation of our restructuring would be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by us under chapter 11 of title 11 of the U.S. Bankruptcy Code. The Concurso Agreement was approved on July 17, 2006 in our concurso mercantil proceeding. The order approving the Concurso Agreement became final on August 1, 2006, and the concurso mercantil proceeding was completed on that date.

On August 11, 2006, we filed in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) a voluntary petition under chapter 11 of the U.S. Bankruptcy Code, together with a pre-negotiated plan of reorganization. We concluded our reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. We consummated our U.S. chapter 11 plan of reorganization, which was confirmed by the U.S. Bankruptcy Court by order dated October 26, 2006, and implements the restructuring approved in the Mexican concurso mercantil proceeding.

Under the restructuring, holders of old Floating Rate Notes received approximately $238.2 million principal amount of our First Priority Senior Secured Notes on the following terms:

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

Holders of the Fixed Rate Notes received, in full satisfaction of the obligations due under the Fixed Rate Notes including all accrued interest, our Second Priority Senior Secured Notes in the principal amount of $140 million and certain of our shares after reorganization, on the following terms:

•	seven (7) years maturity with a quarterly coupon of 10 1/8% per annum, with no cash payments and 10 1/8% payable in kind in year 1, and 2% cash payments and 8 1/8% payable in kind thereafter until the First Priority Senior Secured Notes are paid in full, after which time the coupon shall be paid wholly in cash;

•	second priority security interest in all of our assets, identical in operation and effect to the security interests of the First Priority Senior Secured Notes;

•	after the full payment of the First Priority Senior Secured Notes, cash sweep prepayments on any cash balances over $5 million; and

•	a change of control put option at par plus accrued interest, unless waived by holders of 66 2/3% of the Second Priority Senior Secured Notes or unless following the change of control we are controlled by certain approved buyers.

In exchange for capitalization of the balance of their claim and unpaid interest, the holders of the Fixed Rate Notes received Bondholder Equity.

Upon emergence from our bankruptcy case under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101 -1532, before the Honorable Robert D. Drain of United States Bankruptcy Court for the Southern District of New York, Case No. 06-11868 (RDD), we adopted “fresh-start” reporting as of November 30, 2006 in accordance with AICPA Statement of Position 90-7, as required under U.S. GAAP. Under “fresh-start” reporting, the fair value of our assets and liabilities were re-calculated based on the amount a willing buyer would pay for our assets on the Effective Date of the Plan of Reorganization. This value, as determined by an independent firm, was allocated to specific tangible and identifiable intangible assets. As part of “fresh-start accounting”, we also adopted several new accounting policies, which affect the comparability of results of operations.

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

This industry downturn affected both satellite operators and their customer base. Beginning in 1999, voice customers were switching to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From December 2005 to December 2006, our backlog increased by

$21 million, from $133 million to $154 million, mainly because Satmex 6 represents service continuity to our customers and we were able to renew and generate new service contracts with periods of more than 12 months.

At the same time, satellites themselves have been increasing in size, capacity, power levels and the surface of the earth over which their signals can reach. The use of compressed data has increased capacity of satellites to offer more data throughout. The overall result has been lower utilization rates across the fixed satellite services industry.

During this period, in part because Latin America is recognized as a market with long-term growth potential, competition has increased in our market and the Mexican government has granted licenses to provide satellite service in Mexico to affiliates of PanAmSat and SES Global, as well as Televisa. PanAmSat registered 11 satellites and SES Global registered 7 satellites to provide satellite service in Mexico. Given the lower marginal cost to provide satellite service once a satellite is in place, prices of fixed satellite services have fallen over the last several years.

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

As of December 31, 2006, our Solidaridad 2, Satmex 5 and Satmex 6 satellites had remaining estimated operating lives of 1.98, 7.0 and 14.5 years respectively. Solidaridad 2 was manufactured by Boeing and is similar in design to Solidaridad 1 and to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.

Satmex 5 was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide, as of May 1, 2007, up to 3.3 ± 0.3 years of station-keeping capability to maintain its position in orbit.

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

In February 2004, we returned to the secondary XIPS as the operating propulsion system on Satmex 5. During May 2005, the performance of the secondary XIPS was below manufacturing specifications. On the recommendation of the manufacturer, Satmex 5 has since been operated using the primary XIPS. The use of the primary XIPS to effect satellite maneuvers generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date, substantially all maneuvering tests have failed. Preliminary analysis suggests that the XIPS System 2 is no longer available although the final diagnostic is still pending. If both the primary and secondary XIPS were to fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide, as of May 1, 2007, up to 3.3 ± 0.3 years of station keeping capability to maintain its position in orbit and our business would be materially and adversely affected.

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

At December 31, 2006, our Solidaridad 2 was operating normally and had a remaining estimated operating life of 1.98 years.

On July 3, 2007, during a station keeping maneuver, Solidaridad 2 satellite experienced a pointing anomaly which affected temporarily its service. Contingency procedures were applied immediately and services were restored the same day. The cause of the anomaly is under investigation.

On September 9, 2006, the Satmex 6 satellite experienced an unexpected resetting of its primary attitude control processor. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost earth pointing until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that there was a software sequence timing problem that caused the loss of earth pointing and the failure of the spacecraft to recover properly from the original processor reset. SS/L developed and tested a software modification which was delivered to us and uploaded to the spacecraft on April 3, 2007 to avoid any future problem.

On January 1, 2007, after an unexpected increment in the helix current, one of the Satmex 6 amplifiers (1K) experienced a spontaneous shut down. We followed manufacturer procedures and the affected channel was switched to a back up amplifier in order to reestablish service. The performance of the affected channel has been nominal since then. The redundancy in the K1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels, leaving 3 redundant amplifiers.

As of December 31, 2006, Satmex 6 was operating normally and had a estimated operating life of 14.5 years.

Since 2001, the satellite operations area, as well as traffic management and customer support, has been ISO9001 certified.

Results of Operations for the Year Ended December 31, 2006 Compared to December 31, 2005

Revenue

Revenue for the year ended December 31, 2006 was $95.1 million as compared to $69.9 million during 2005. Revenue in 2006 includes $23.0 million related to a lease with Loral Skynet, which was accounted for as a sales-type lease and $1.5 million for broadband services provided by Enlaces, starting December 1, 2006. Excluding the revenue recorded in connection with the lease and Enlaces revenue for 2006, revenue was largely unchanged compared to 2005. This increase was supported by a net increase in Alterna’TV revenues in the amount of $2.8 million and new clients in the amount of $2.5 million. Alterna’TV revenues were $6.6 million in 2006, compared to $3.8 million in 2005. These increases were largely offset by net contract cancellations and non-renewals in an aggregate amount of $4.6 million. Revenue for 2006 reflects $5.2 million of revenue from Satmex 6, which began service on July 31, 2006. Satmex 6 replaced the services offered by Sol 2, which has since had a lower utilization.

Operating Expenses

Operating expenses increased to $109.6 million in 2006 (115% in comparison to revenues), from $81.0 million in 2005 (115% in comparison to revenues), for the reasons described below:

Satellite Operations

Satellite operating cost, which consist primarily of annual renewals of the satellite insurance, the related personnel costs, increased to $36.6 million in 2006 as compared to $10.6 million in 2005. The increase is primarily due to a $20.2 million charge related to the lease with Loral Skynet, a net increase of $3.4 million in the cost of satellite insurance due to the commencement of operations by Satmex 6 in July 2006, an increase in the cost of operations of Alterna’TV of $1.2 million, $0.2 million relating to broadband satellite cost and the payment of $1.0 million in orbital incentive provision to the contractor of the Satellite Sol 2.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries, operating expenses, professional fees, including certain legal, and auditing fees and allowance for doubtful accounts were $15.0 million in 2006 as compared to $22.5 million in 2005. This decrease is primarily due to a net decrease in expenses in the provision of the allowance for doubtful accounts of $6.2 million (in 2006, $3.5 million of the provision was cancelled and in 2005, $2.7 million of additional allowance was recognized in expenses), a decrease in commissions paid to Loral for services provided by Skynet of $1.5 million, a total of $1.6 million in Satmex 6 expenses corresponding to storage and transportation to launching position, a decrease of $0.8 million in office, rental and maintenance, a total of $0.5 million in commissions paid to commercial agents associated with Alterna’TV and $0.2 million in license and management fees. These decreases were partially offset by an increase of $2.5 million in salaries and employee compensations, an increase of $0.4 million of professional fees and an increase of $0.5 million in travel expenses, non-deductible items, communications and advertising.

Depreciation and Amortization

Depreciation expense was $42.9 million in 2006 and $35.0 million in 2005. The increase in depreciation expense reflects the depreciation of Satmex 6, which entered commercial service in July 2006, of $9.5 million. A net decrease of $1.6 million was accounted as a consequence of the adjustment of the value of the satellites for the recognition of the “fresh-start accounting” in November 30, 2006. Amortization expenses relating to our Concessions and intangible assets were $15.2 million in 2006 and $12.9 million in 2005. The net increase of $2.3 million reflects the increase in the amortization of $3.2 million of the contract back-log, asset accounted for the recognition of the Fresh-Start Accounting in November 30, 2006, partially offset by a decrease of $0.9 million resulting from the adjustment of the value of the Concessions also for the recognition of the “fresh-start accounting.”

Operating Loss

Our operating loss was $14.5 million in 2006 and $11.1 million in 2005. Satellite transmissions has no variable cost associated with the service.

Interest Income

Interest income for 2006 was $2.8 million as compared to $2.3 million for 2005. Our higher interest income was a result of higher interest rates on our cash balances.

Reorganization Expenses

Legal, finance and advisory fees and loss on discharge of pre-petition liabilities related to restructuring for 2006 was $33.4 million, as compared to $7.7 million for 2005. The increase is mainly due to the payment of fees and expenses incurred in connection with the restructuring of our prior debt (concurso mercantil, Loral Settlement Agreement, convenio concursal, Chapter 11 Proceeding and Restructuring Agreement) to legal advisors, and financial advisors.

Interest Financing Cost

Total interest cost was $23.5 million in 2006 compared to $48.4 million in 2005. Our interest cost decreased by $24.9 million as a result of the concurso mercantil, which ceased the accrual of interest on our Fixed Rated Notes. Interest cost in 2006 includes 11 months of interest on our old Floating Rate Notes and one month interest on our new First Priority Senior Secured Notes and Second Priority Senior Secured Notes.

Net Foreign Exchange Gain/Loss

We recorded a net foreign exchange gain of $5.6 million in 2006 as compared a $5.7 million foreign exchange loss in 2005. Foreign exchange gain and losses are calculated based on outstanding balances of Mexican peso-denominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate. In particular beginning September 7, 2005 the previous Fixed Rates Notes, in accordance with the Mexican LCM, were converted into UDIs, which resulted in $5.6 million of an additional exchange losses in 2005.

Deferred Income Tax Expense

For the deferred income tax at December 31, 2006, Satmex applied the different income tax rates applicable according to the estimated date of reversal. For the year ended December 31, 2006, we recorded a deferred income tax expense of $19.0 million on a loss before income taxes of $63.1 million, yielding a negative effective rate of 30.2%, while for 2005 we recorded a deferred income tax expense of $0.2 million on a loss before income taxes of $70.6 million, yielding a negative effective rate of 0.28%. The change from 2006 to 2005 relates primarily to the rate effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncurrent assets, because of the application of the criteria of the “fresh-start accounting” and the tax effects of inflation, partially compensated by the additional provision recorded in 2006 to increase the valuation allowance.

Preferred Stock Dividend Requirement

Our preferred stock pays dividends in our common stock. Our preferred stock dividend of $1.1 million in 2006 and $1.5 million in 2005, is based on the value assigned to the 606,730 shares of preferred stock issued in March 1999. Due to the Restructuring Agreement, the commitment was extinguished.

Net Loss Applicable to Common Shareholders

Due to the factors discussed above, the net loss applicable to common shareholders was $83.4 million in 2006 and $72.3 million in 2005.

Results of Operations for the Year Ended December 31, 2005 Compared to December 31, 2004

Revenue

Service revenue for 2005 was $69.9 million, as compared to $71.7 million for 2004. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by net contract cancellations of $1.6 million and net non-renewal of $0.2 million. This decrease was partially offset by a net increase in Alterna’TV revenues in the amount of $3.1 million. Alterna’TV revenues were $3.8 million in 2005, compared to $0.7 million in 2004.

Operating Expenses

Operating expenses increased to $81.0 million in 2005, from $77.2 million in 2004, for the reasons described below:

Satellite operations.  Satellite operating costs, which consist primarily of annual renewals of satellite insurance and related personnel costs were $10.6 million in 2005 as compared to $11.9 million in 2004. The decrease is primarily due to a decrease of $2.3 million in the cost of satellite insurance, as well as a $0.4 million savings in maintenance and other minor expenses. These decreases were partially offset by an increase in the cost of operations of Alterna’TV of $1.1 million and in consulting services of $0.3 million.

Selling and administrative expenses.  Selling and administrative expenses, which consist primarily of salaries, operating expenses, professional fees, including certain legal and auditing fees and allowance for doubtful accounts, were $22.5 million in 2005 as compared to $16.6 million in 2004. This increase is primarily due to an increase in the provision of the allowance for doubtful accounts of $3.7 million (in 2005, $2.7 million of additional allowance was recognized, and in 2004, $1.0 million of the provision was cancelled), a decrease in the recovery of certain expenses billed to Enlaces, an affiliated company, of $2.3 million ($0.3 million was recovered in 2005 as compared to $2.6 million in 2004), a total of $1.5 million in commissions paid to Loral for services provided by Skynet, an increase in commissions paid to commercial agents associated with Alterna’TV revenues of $1.0 million, and an increase in other insurance costs of $0.4 million. These increases were partially offset by a decrease of $2.8 million in salaries and employee compensation and a decrease of $0.4 million in rental and other expense savings.

License and management fees.  Pursuant to a management agreement, Loral and Principia have the right to receive a management fee, based on a sliding scale, up to a maximum of 3.75% of our quarterly gross revenue. For each of the two years in the periods ended December 31, 2004 and 2005, no management fees were earned. In addition, we and Loral were parties to an intellectual property agreement, whereby we were to pay an annual fee of 1.5% of our gross revenue. For 2005 and 2004, the fees were $0.2 million and $0.5 million, respectively. In connection with the Loral Settlement Agreement (defined below), the intellectual property agreement and the management agreement were terminated.

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

Net Foreign Exchange Loss/Gain

We recorded a net foreign exchange loss of $5.7 million in 2005 as compared to $97,000 in 2004. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-denominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate. In particular, beginning September 7, 2005, the Fixed Rate Notes, in accordance with the Mexican LCM, were converted into UDI’s, which resulted in $5.6 million of additional exchange losses as a result of conversion into U.S. dollars. We do not engage in currency hedging operations.

Deferred Income Tax Expense/Benefit

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

Net Loss Applicable to Common Shareholders

Due to the factors discussed above, the net loss applicable to common shareholders was $72.3 million in 2005 and $56.0 million in 2004.

Inflation and Foreign Exchange Fluctuations

During 2006, 2005 and 2004, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor) as provided by the Banco de México, were 4.05%, 3.3%, and 5.2% respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in U.S. dollars. Our customer contracts are also denominated in U.S. dollars. However, high inflation rates would affect peso-denominated expenses such as payroll and rent and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. We do not use foreign currency hedges.

Capital Expenditures

Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $47.4 million and $8.3 million in 2006 and 2005, respectively. Capital expenditures related to the construction and launch of Satmex 6 were $45.3 million in 2006 and $5.9 million in 2005. As part of the Settlement Agreement with Loral in 2005, Satmex received $8.5 million in the form of liquidated damages due to the late delivery of

Satmex 6, and $2.0 million in the form of the return of escrowed monies for amounts deemed paid under the Settlement Agreement. Additionally, a deposit of $5.0 million that Satmex had established for the eventual purchase of launch insurance for Satmex 6 was also returned. All of these items are considered part of Satmex’s capital assets. In addition, we paid $0.1 million and $1.9 million in 2006 and 2005, respectively, for storage and maintenance expenses of Satmex 6.

During 2006 and 2005, Satmex invested $2.1 million and $2.4 million, respectively, in systems and other infrastructure.

We expect total capital expenditures in 2007 to be in excess of $3.7 million.

Liquidity and Capital Resources

At December 31, 2006, we had total debt of $378.2 million. This amount represents the new emission of First Priority Senior Secured Notes and Second Priority Senior Secured Notes issued in accordance with the Plan of Reorganization.

Sources and Uses of Cash

Net cash provided by operating activities for the year ended December 31, 2006 of $13.0 million consisted primarily of an increase in interest payable of $22.4 million, which was partially offset by $9.9 million of losses before non-cash items and other items amounting to $0.5 million.

Net cash used in investing activities for 2006 was $43.4 million. In addition, we recognized $2.0 million of cash arising out of the Enlaces business combination and $2.0 million in recovery of restricted cash. Capital expenditures for 2006 were $47.4 million. Substantially all capital expenditures are denominated in U.S. dollars.

Our total cash balance as of June 30, 2007, was $26.2 million compared to $24.5 million on December 31, 2006.

The company considers that its current sources of liquidity are sufficient to meet its operating requirements for 2007.

Contractual Obligations and Other Commercial Commitments

The following tables aggregate our contractual obligations and other commercial commitments as of December 31, 2006 (in thousands).

	Payments Due By Period
		Less than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years

Debt and related interest accrued as of December 31, 2006(1)	$690,319	$36,001	$117,084	$299,517	$237,717
Operating leases(2)	340	240	100	—	—
Other long-term obligations(3)	4,460	446	892	892	2,230

Total contractual cash obligations	$695,119	$36,687	$118,076	$300,409	$239,947

Other Commercial Commitments:
Maintenance	$1,527	$713	$814	$—	$—

(1)	Variable interest on the First Priority Senior Secured Notes is calculated using Libor + 8.75% from December 1, 2006 and over the five-year life of the notes. In addition for the Second Priority Senior Secured Notes due 2013, we have calculated interest at an annual fixed rate of 10.125% taking into consideration capitalized interest (in-kind in 2007 and in cash and in kind until 2011).

(2)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(3)	Represents payments to the Mexican government under the Property Concession.

The First Priority Senior Secured Notes

On November 30, 2006, we issued our First Priority Senior Secured Notes in an aggregate principal amount of approximately $238.2 million due 2011. Certain covenant defaults have occurred under the indenture governing the First Priority Senior Secured Notes (the “First Priority Indenture”) which include defaults related to the delivery of financial information. The First Priority Senior Secured Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Second Priority Senior Secured Notes. The First Priority Senior Secured Notes are secured by a first priority lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the First Priority Senior Secured Notes. The First Priority Senior Secured Notes bear interest at a rate based on LIBOR and are redeemable at our option.

The First Priority Senior Secured Notes indenture (the “Second Priority Indenture” and together with the First Priority Indenture, the “Indentures”) contains certain covenants that impose, among other things, certain limitations and restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the First Priority Senior Secured Notes indenture includes various events of default customary for similar issues of notes, including among others the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization. In addition the First Priority Senior Secured Notes contain covenants that require the repayment of principal if our excess cash flow in any quarter exceeds $5.0 million and imposes limits on our spending for capital expenditures.

The Second Priority Senior Secured Notes

On November 30, 2006, we issued the Second Priority Senior Secured Notes in an aggregate principal amount of $140 million, which mature in 2013. Certain covenant defaults have occurred under the indenture governing the Second Priority Senior Secured Notes which include defaults related to the delivery of financial information. The interest rate on the Second Priority Senior Secured Notes is 10.125%. We were required to make interest payments on the Second Priority Senior Secured Notes quarterly on the last day of February, May, August and November until maturity. The Second Priority Senior Secured Notes are payable in-kind in 2007 and in cash and in-kind until 2011. The Second Priority Senior Secured Notes are secured by a second priority lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the Second Priority Senior Secured Notes.

The Second Priority Senior Secured Notes indenture contains certain covenants that impose, among other things, certain limitations and restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the Second Priority Senior Secured Notes indenture includes various events of default customary for similar issues of notes, including among others the failure to pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization. In addition the Second Priority Senior Secured Notes contain covenants that require the repayment of principal if our excess cash flow in any quarter exceeds $5.0 million and imposes limits on our spending for capital expenditures.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Accounting policies that are critical to understanding our financial statements and that require significant judgment by management include the “fresh-start accounting” valuation in accordance with AICPA Statement of Position 90-7 (“Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” or “SOP 90-7”), the recognition of the fair value of our subsidiary Enlaces, the estimated useful lives of our satellites, the valuation of long-lived assets, the valuation allowance related to deferred income tax assets, and the allowance for doubtful accounts.

We emerged from our reorganization on November 26, 2006 and, pursuant to SOP 90-7, adopted “fresh start accounting” as of November 30, 2006. In connection with this, we engaged a recognized independent appraisal firm to assist us in determining the fair value of our assets and liabilities. Our reorganization enterprise value, as determined by the U.S. Bankruptcy Court, was approximately $425.0 million, which resulted in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to our assets and liabilities, which were stated at fair value in accordance with SFAS No. 141. Business Combination (“SFAS 141”). In addition, our accumulated deficit was eliminated, and our new debt and equity were recorded in accordance with the distributions set forth in the Plan of Reorganization.

Useful Lives of Satellites

Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites. The estimated useful life is based on the design life of the satellite’s components.

The estimated useful lives of our satellites, as of the commencement of useful life, were:

Solidaridad 2	14.5 years
Satmex 5	15 years
Satmex 6	15 years

Solidaridad 2, Satmex 5 and Satmex 6 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994, January 22, 1999 and July 1, 2006, respectively.

Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. There was no capitalized interest related to Satmex 6 in 2005 and 2006. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. Losses from unsuccessful launches and in-orbit failures of our satellites, net of insurance proceeds, are recorded in the period in which they occur.

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

Goodwill and Other Intangible Assets

Goodwill represents the amount by which our reorganization equity value exceeded the fair value of its net assets (exclusive of Debt Obligations) in accordance with the provisions of SFAS No. 141, as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is subject to an annual impairment test which we perform in the fourth quarter of each fiscal year. Goodwill was allocated to our reporting unit level (operating segment or one level below an operating segment). SFAS No. 142 requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value.

Intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of “fresh-start” accounting. We used the work of an independent appraiser to assist us in determining the fair value of our intangible assets. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity.

Deferred Income Tax Assets

We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax basis, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in our opinion, more likely than not will not be realized.

Revenue Recognition on Alterna’TV

On a monthly basis, we estimate the number of subscribers to Alterna’TV for each purchaser/distributor (e.g. DirecTV, Comcast) of our programming and for each channel which is part of Alterna’TV, based on previous subscriber reports sent to us by the purchaser/distributor (e.g., DirecTV, Comcast). We apply the per subscriber price stipulated in the distribution agreements for each channel to calculate the monthly revenue attributable to the purchaser/distributor (e.g., DirecTV, Comcast). Approximately 45 to 60 days after the end of each month, we receive a definitive report from the purchaser and we reconcile the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report.

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

Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in the first quarter of 2007. We are still evaluating the impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”), to define fair value, establish a framework for measuring fair value in accordance with U.S. GAAP and expand disclosures about fair value measurements. SFAS 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. We are required to adopt the provisions of this statement as of January 1, 2008. We are currently evaluating the impact of adopting SFAS 157.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans, (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its yearend statement of financial position, with limited exceptions. We adopted the provisions of this statement as of December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for us on January 1, 2008, although we can chose to adopt it on January 1, 2007 if we also adopt SFAS 157 at that time. We have not decided if we will early adopt SFAS 159 or if we will choose to measure any eligible financial assets and liabilities at fair value.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This bulletin summarizes the SEC staff’s views regarding the process of quantifying financial statement misstatements. Implementation of SAB No. 108 did not have any impact on the Company’s financial statements.

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The adoption of this guidance did not have a material effect on the Company’s financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or cash flows.

At the June 15 and 16, 2005 EITF meetings, and further modified at the September 15, 2005 meeting, the EITF discussed issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material effect on the Company’s financial position, results of operations or cash flows.

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

ITEM 6.	Directors, Senior Management and Employees

Directors

Name	Position	Age	Period of Service

Luis Rebollar Corona(1)	Chairman of the Board and Director	69	Since November 30, 2006
Thomas S. Heather Rodríguez	Director	52	Since November 30, 2006
Robert L. Rauch	Director	48	Since November 30, 2006
Roberto Enrique Colliard López(1)	Director	53	Since November 30, 2006
Alberto Felipe Mulás Alonso(1)	Director	45	Since November 30, 2006
Vicente Ariztegui Andreve(1)	Director	53	Since November 30, 2006
Sergio M. A. Autrey Maza	Director	55	Since November 17, 1997
Erwin Starke Fabris(1)	Alternate Director, President of Audit and Compensation Committee	53	Since November 30, 2006
Richard Mastoloni	Alternate Director	42	Since November 30, 2006
Eugenio Gamboa Hirales	Alternate Director	53	Since November 30, 2006
John Stevens(1)	Alternate Director	59	Since November 30, 2006
Carmen Ochoa Avendaño	Secretary (non-member) of the Board of Directors and General Counsel	49	Since December 2006 and April 2002
Francisco Fernández Cueto	Alternate Secretary (non-member) of the Board of Directors	37	Since November 30, 2006
José Manuel Canal Hernando	Statutory Examiner	66	Since November 30, 2006

Senior Management

Name

Raúl Cisneros Matusita	Chief Executive Officer and Chief Executive Officer of Enlaces	52	Since December 2006 and January 22, 2007
Luis Alfonso Maza Urueta	Chief Financial Officer	58	Since February 2007
Dionisio Tun Molina	Vice President of Engineering and Satellite Operations	44	Since May 2006
Jorge Espinosa Mireles	Executive Director of Sales and Chief Marketing Officer	51	Since March 2007
José Manuel Wiechers Urquiza	Senior Executive Vice President of Enlaces	41	Since January 22, 2007
Carlos Roberto Durán Martinez	Internal Audit Director	55	Since February 2007

(1)	Independent Director

Due to (i) significant changes in the holders of the Equity Trust interests that were issued to our Fixed Rate Note holders in our 2006 restructuring and the expressed desire of some of the new holders to appoint members of the board of directors and (ii) the change in the administration of the Mexican government, we believe that our current Board of Directors may resign effective as of the next annual shareholder meeting which we expect to occur in August 2007. Such resignation would allow the new holders of Equity Trust interests and the new administration of the Mexican government to elect the directors of their choice at that meeting or re-elect current board members. The current term of the members of the Board of Directors expires in November 2007. As of the date of this annual report, no new members of the board of directors have been nominated.

Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of seven directors. Holders of our series A shares have the right to appoint four members of our Board of Directors, and their corresponding alternates, all of which must be Independent (as defined in our by-laws). Holders of our series B shares have the right to appoint three members of our Board of Directors, and their corresponding alternates. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each serves until a successor is elected and takes office. The principal duties of the board include the approval of our business strategy, as well as the appointment and evaluation of the CEO.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed. We have no contracts that provide for benefits to any director upon termination of service.

Our Board of Directors is chaired by Luis Rebollar Corona and currently consists of seven directors and their corresponding alternates. Currently, we have four independent directors and two independent alternate directors.

There are no arrangements with our employees or senior management regarding equity ownership or options in us.

Carmen Ochoa resigned as Secretary of the Board of Directors effective July 4, 2007 and will be resigning as General Counsel on July 31, 2007. José Manuel Wiechers Urquiza will be resigning as Senior Executive Vice President of Enlaces on July 15, 2007. While Satmex is currently considering replacements for these positions, none have been finalized as of the date of this annual report.

Luis Rebollar Corona.  Mr. Rebollar is the Chairman of the Board and has been Director of Satmex since November 30, 2006. Mr. Rebollar served as Chairman and CEO of Grupo Sidek and Grupo Situr from July 1996 until January 2003. Prior to that, Mr. Rebollar served as CEO for Alcatel Mexico and Crisoba Paper. He has also served as Vice President of Latin America for Scott Paper and has held numerous senior positions at Dupont. Mr. Rebollar serves as Chairman of Mexico for Sweden’s Chamber of Commerce, Chairman of the Board for Sandvik de Mexico, a member of the Advisory Board for Banamex, Senior Counselor for A.T. Kearney Mexico and member of the Boards of Grupo Gigante, Herdez and Explorer.

Thomas S. Heather Rodríguez.  Mr. Heather has been Director of Satmex since November 30, 2006. Mr. Heather is currently a partner in the Mexico City office of White & Case, LLP. Prior to joining White & Case, Mr. Heather served as Managing Partner in the Mexico City office of Ritch, Heather y Mueller, S.C. from 1981 to 2005. Mr. Heather holds a faculty position at the Escuela Libre de Derecho and Universidad Iberoamericana and has spoken on corporate finance at the University of California at Los Angeles, Northwestern University and Columbia University. He has also held independent board positions for Grupo Financiero Scotiabank, Hoteles Nikko and Grupo Modelo, and is a founding member of the Mexican Legal Aid Project-Reintegra. Mr. Heather holds a L.L.M. from the University of Texas School of Law at Austin, a law degree from the Escuela Libre de Derecho and a degree from the Universidad Nacional Autónoma de México.

Robert L. Rauch.  Mr. Rauch has been Director of Satmex since November 30, 2006. Mr. Rauch is a Partner and Director of Research for Gramercy Advisors LLC. Prior to joining Gramercy Advisors LLC in 2001, Mr. Rauch consulted for hedge funds managed by Van Eck Global and Farallon Capital Management. From 1994 to 1999, he served as President of The Weston Group. In the early 1990s, Mr. Rauch served as a Vice President with Lehman Brothers and CS First Boston in their emerging market fixed income trading groups. In the latter half of the 1980s, he held positions as Vice President and trader with First Interstate Bank’s loan syndications group. In the early 1980s, Mr. Rauch worked for Swiss Bank Corporation in several credit and corporate finance roles. He is also a member of the American Bankruptcy Institute. Mr. Rauch holds a Masters of Management degree in Finance and International Business from the Kellogg Graduate School of Management at Northwestern University and a B.A. in Political Economy from Williams College.

Roberto Enrique Colliard López.  Mr. Colliard has been Director of Satmex since November 30, 2006. Mr. Colliard is currently the General Director and CEO of Pendulum, S. de R.L. de C.V. Prior to joining Pendulum in early 2005, Mr. Colliard was a principal of Colliard y Olivier. He also served as a consultant to the Weston Group. From 1998 to 2002, Mr. Colliard joined Grupo Sidek/Situr as the Managing Director in charge of co-investments. Prior to that, he was the general coordinator of corporate assets for the Fobaproa and the VVA agencies of the Mexican government. From 1992 to 1996, Mr. Colliard was Vice President and Assistant Representative of Chartered West LB/West Merchant Bank. He began his career in a variety of different positions in Mexican brokerage firms, principally involved in trading money market instruments and equities on the Mexican stock exchange. Mr. Colliard received his undergraduate degree in business administration from Universidad Anáhuac and his M.B.A. from the University of Texas at Austin.

Alberto Felipe Mulás Alonso.  Mr. Mulás has been Director of Satmex since November 30, 2006. Mr. Mulás is a founding partner of CReSCE Consultores, S.C. From 2001 to 2003, Mr. Mulás served as Housing and Urban Development Undersecretary, as well as National Housing Commissioner for the Mexican Government. From 1999 to 2001, Mr. Mulás served as Managing Director and Mexico Representative for Donaldson, Lufkin & Jenrette Securities, Corp. Earlier in his career, Mr. Mulás served as Representative and Country Manager in the Mexico City office of Lehman Brothers, Inc. and Vice President in corporate finance in the Mexico City office of JP Morgan. Mr. Mulás began his career as an Associate in Latin American Investment Banking at Bankers Trust, Co. in New York and worked as an Analyst at Tecnoinvest, S.A. Mr. Mulás has served on the boards of directors of such entities as CINTRA, Grupo Financiero Serfin, Salinas y Rocha, Hoteles Camino Real, Synkro, Grupo Sidek, Infonavit and Fovissste. Mr. Mulás received his M.B.A. in finance and strategic planning from The Wharton School at the University of Pennsylvania and his undergraduate degree in chemical engineering from the Universidad Iberoamericana.

Vicente Ariztegui Andreve.  Mr. Ariztegui has been Director of Satmex since November 30, 2006. Mr. Ariztegui serves as President and founding partner of Grupo Arizán, S.A. de C.V., Nexxtrade, S.A. de C.V. and Marmiitalia, S.A. de C.V. Mr. Ariztegui also serves as Director of Aeroplazas de México, S.A. de C.V., Efectivale, S.A. de C.V., Sintres Holding Ltd/Dufry Investment Ltd, Imobiliaria Fumisa and Almacenadora de Valle de Mexico. From 1979 to 1987, Mr. Ariztegui served as Vice President in Corporate Banking for Citibank, N.A. He also serves as President of a Community Consulting Board for the Miguel Hidalgo Delegation in Mexico City. Mr. Ariztegui received his M.B.A. from The Wharton School at the University of Pennsylvania. He received his M.S.E. from the Moore School of Engineering and his B.S. in industrial engineering from the Universidad Anáhuac in Mexico City.

Sergio M.A. Autrey Maza.  Mr. Autrey has been Director of Satmex since November 17, 1997. Mr. Autrey has a Chemical Engineer Degree granted by the Universidad Iberoamericana and a Master of Business Administration Degree from Stanford University. He is the President of the Board of Directors of Editorial Raíces, S.A. de C.V., and he is also the President of Mexico’s Festival at the Patronato del Festival de México en el Centro Histórico, A.C. (Historic Downtown Patronage).

Erwin Starke Fabris.  Mr. Starke has been an Alternate Director and Chairman of the Auditing and Compensation Committee (“ACC”) of Satmex since November 30, 2006. He is also the President of the Audit and Compensation Committee. He has been a managing partner at Secured Capital, S.A. de C.V. since 2004 and is a founding partner of CapitalAccess, S.C., an investment banking boutique which merged into Secured Capital S.A de C.V. Prior to his independent practice as investment banker, Mr. Starke served as Mexico Representative for Merrill Lynch, Pierce, Fenner & Smith Inc., from 1990 to 1999. Before that he served as head of investment banking and international corporate finance at InverMéxico, Casa de Bolsa, S.A. de C.V., from 1988 to 1990 and acted as Executive Vice President of Corporate and International Banking at Banca Confía, S.N.C. Mr. Starke began his career as account officer at Citibank, N.A. in New York in 1979 until 1985 when he served as Vice President of Corporate Restructuring. Mr. Starke has served on the boards of small companies engaged in technology. He received his graduate degree from Stanford University and his undergraduate degree with honors in electronic engineering from the Universidad Iberoamericana.

Richard Mastoloni.  Mr. Mastoloni has been an Alternate Director of Satmex since March 10, 2005. Richard Mastoloni is corporate Vice President and Treasurer of Loral Space & Communications. Mr. Mastoloni is a member of the executive management team the overseas the operations of Loral’s businesses world wide and he is on the board of several of Loral’s operating divisions and subsidiaries. At Loral, Mr. Mastoloni has completed billions of dollars in investments, acquisitions, financings and joint ventures and has primary responsibility for managing institutional relationships and overseeing corporate finance and treasury operations. Prior to joining Loral, Mr. Mastoloni spent eleven years as a banker for J.P. Morgan Securities in the Technology, Media and Telecom and Mergers & Acquisitions groups. Mr. Mastoloni has a BA in Economics from the University of Vermont and an MBA with honors from Columbia University.

Eugenio J. Gamboa Hirales.  Mr. Gamboa has been an Alternate Director of Satmex since November 30, 2006. Mr. Gamboa is currently an independent consultant in the telecommunications, technology, media and operations fields and has been since December 2006. Prior to his private sector practice, Mr. Gamboa served as public officer at the Secretaría de Comunicaciones y Transportes (the Mexican Ministry of Communications and Transportation) from 2001 to 2006. Before being a public servant, Mr. Gamboa was an executive officer for Televisa, S.A. de C.V. for more than 12 years, developing expansion projects. Mr. Gamboa has more than 30 years of experience being an executive officer for several engineering and technology firms and has developed leading edge technology business projects and conducted research at a leading engineering institute. Eugenio Gamboa studied Electronic and Communications Engineering in the Instituto Politécnico Nacional.

John H. Stevens.  Mr. Stevens has been an Alternate Director of Satmex since November 2006. Mr. Stevens is a former Managing Director of J.P. Morgan Chase Bank, from which he retired in 2006 after a 30 year career. At J.P. Morgan Chase he headed Latin America Special Loans, and prior to that was the Group Credit Officer for Latin America. Earlier career assignments included a Senior Credit Officer position in the U.S. Banking and Corporate Division and postings in Venezuela and Mexico. Mr. Stevens presently serves as board member or advisor to several organizations. He holds an MBA degree from the Wharton School, University of Pennsylvania and a BA degree from Trinity College, Hartford, Connecticut.

Francisco Fernández Cueto.  Mr. Fernández Cueto has been Alternate Secretary of Satmex since November 30, 2006. Mr. Fernández Cueto was appointed by the Board of Directors to act as its Alternate Secretary, although he is not a member of the Board. Mr. Fernández Cueto is a partner in the Mexico City law firm of Galicia y Robles, S.C. Mr. Fernández Cueto holds a law degree from the Universidad Iberoamericana and a degree from the Instituto Tecnológico Autónomo de México (ITAM).

José Manuel Canal Hernando.  Mr. Canal has been Statutory Examiner of Satmex since November 30, 2006. Since the year 2000, he has been an independent consultant and Director of several registered corporations in Mexico and the United States. Currently he is the Chairman of the Board of Directors of Banco Compartamos, S.A. and a director of FEMSA, Coca Cola FEMSA, Alsea and Grupo Kuo (formerly Grupo Desc).

Raúl Cisneros Matusita.  Mr. Cisneros has been our Chief Executive Officer since December 1, 2006 and Chief Executive Officer of Enlaces since January 22, 2007. The Chief Executive Officer reports to the Board of Directors. His duties include day to day management of the company and strategic planning. Mr. Cisneros has a wide experience in corporate finance, investment funds, and restructuring processes in companies such as Advent International Corporation, Mexicana de Aviación, Banco de Mexico, Banca Serfin, Secretaría de Hacienda y Crédito Público. Mr. Cisneros holds a degree in Economics from the Universidad Nacional Autónoma de México, as well as a Masters degree in Economic Policy and Planning from the Institute of Social Studies, The Hague, The Netherlands.

Luis Alfonso Maza Urueta.  Mr. Maza has been Chief Financial Officer of Satmex since February 2007. Prior to joining Satmex, from 2004 through 2007, he was the Executive Vice-President of Finance and Systems at Lotería Nacional para la Asistencia Pública, a governmental organization whose profits are used for public welfare. From 2000 to 2001 he held several positions, including Executive Director of Finance and Administration. From 1993 and 1999 he was Director and Representative in Mexico of the West Merchant Bank Limited, a London based bank. From 1994 through 1990 he held several positions at Banca Serfin, S. N.C., including Executive Vice-President in the International Division, Mexico. His wide experience also includes executive positions at Banca Confia, Banco Nacional de Mexico, Ministry of Finance, Citibank, NA, Mexican Institute of Foreign Trade and Banco Comercial Mexicano from 1971 through 1980. Mr. Maza has been member of different Boards of Directors. He has a Business Administration degree from the Universidad Nacional Autónoma de México.

Jorge Espinosa Mireles.  Mr. Espinosa has been the Executive Director of Sales and Chief Marketing Officer of Satmex since March 2007. Mr. Espinosa joined Satmex in December 2000 and was the Sales Director for North America until July 2001, when he was named Executive Director of Sales. From 1992 to 2000, Mr. Espinosa was Vice President of Sales and Marketing at Printaform, a Mexican corporation involved in the manufacturing of personal computers, computer peripherals, network hardware and systems engineering. He has a Business Administration degree from Universidad Iberoamericana and an MBA from IPADE.

Dionisio Tun Molina.  Mr. Tun has been the Vice President of Engineering and Satellite Operations since May 1, 2006. He is responsible for the operation of the satellites and for our control centers. Mr. Tun joined Satmex in June 1997 as Assistant Director of Satellite Control. Prior to that, he held the following positions at Telecomunicaciones de México (TELECOMM), from 1984 to 1997: Manager of Satellite Control, Orbital Dynamics Department Chief, Orbital Dynamics Analyst. Mr. Tun has a PhD in Science, with a specialization in Physics. Mr. Tun has gotten different awards like the “Justo Sierra Medal” for his contribution to science in Mexico and the “Lázaro Cárdenas Award” for best average in the Bachelor’s Degree in Physics and Mathematics (Class of 1984). Mr. Tun has published more than ten research articles in magazines of international circulation and was member of the National System of Researchers from 1988 through 1995. He was also professor at the Instituto Politécnico Nacional in Physics and Mathematics.

Carmen Ochoa Avendaño.  Ms. Ochoa has been Secretary of the Board of Directors (although not a Board Member) of Satmex since December 1, 2006 and General Counsel of Satmex since April 2002. Ms. Ochoa joined Satmex in 1997, prior to that, she was Advisor of the General Manager at Telecomunicaciones de México (TELECOMM), from 1995 to 1997. From the year 1992 to 1994, Ms. Ochoa was Assistant Director of Evaluation and Analysis Information for the Presidency (Presidencia de la República). From 1990 to 1992, Ms. Ochoa was Director of Evaluation Programs at the Subsecretaría de Protección Civil, Prevención y Readaptación Social of Secretaría de Gobernación (SEGOB). From 1986 to 1988 Assistant Director of the National System of Education at the Secretaría de Educación Pública (SEP). From 1984 to 1986 Chief of the Research Department at Universidad Nacional Autónoma de México (UNAM).

José Manuel Wiechers Urquiza.  Mr. Wiechers has been the Senior Executive Vice President of Enlaces since January 22, 2007. Prior to joining Enlaces, Mr. Wiechers was the Executive Vice President of Business Development of Satmex and a consultant for more than 6 years in Mc Kinsey and Company. Mr. Wiechers holds a BS in Mechanical Engineering from the Universidad Nacional Autónoma de México with highest honors and a MS in Engineering Economics Systems from Stanford University.

Carlos Roberto Durán Martinez.  Mr. Durán has been the Director of Internal Audit at Satmex since February 2007. Prior to joining Satmex, from April 2006 through January 2007, he was an independent consultant in audit matters for several companies such as Bekaert Textiles de México, S.A. de C. V., Casa Herradura, S.A. and McCormick de México, S.A. de C.V. From March 2000 through January 2006, he was the Director of Internal Audit at Instituto Federal Electoral, a governmental entity that has the power to establish the duties related to the preparation, organization and supervision of federal elections. Mr. Durán began his career as audit junior at Coopers & Lybrand in 1974, where he was admitted as partner in 1986 and resigned in 2000. The clients assigned to him as partner were the following: Ford Motor Company, S.A., SmithKlineBeecham de México, S.A. de C.V., Sonoco de México, S. A. de C.V., ICN Farmacéutica, S. A de C.V., Química Hoechst de México, S. A de C.V., Legrand, S. A., Parker Pen Mexicana, S. A. de C.V. and Johns Manville de México, S. A. de C.V. Mr. Durán has a bachelor’s degree in accounting from the Universidad Nacional Autónoma de México.

Compensation

For the year ended December 31, 2006, aggregate management compensation, including management bonuses paid or accrued in that year for services in all capacities, was approximately $6.3 million. During 2006, we paid certain members of the Board of Directors for their attendance at Board or Executive audit and compensation committees $37,280. We have paid two former executives $1,136,481 of $1,461,088 owed to them as part of their severance packages since their departure in January 2007. Satmex will pay during July 2007 $588,620 and $701,647 as part of the severance packages of two additional executives in connection with their departures in July 2007, these payments will be paid in three installments.

The members of our ACC are Mr. Erwin Starke Fabris (Chairman), Mr. Luis Rebollar Corona, Mr. Vicente Aristegui Andreve and Mr. Roberto Enrique Colliard López , who are members or alternate members of our Board of Directors. Mrs. Carmen Ochoa Avendaño is the secretary of the ACC and Mr. José Manuel Canal Hernando, in his capacity as Statutory Examiner of Satmex, has a permanent seat in the meetings of the ACC. Since November 30, 2006, all the members of the ACC are independent directors.

As part of the comprehensive restructuring agreement (the “Restructuring Agreement”) we entered into on March 31, 2006, we agreed to pay success and performance bonuses to eight Satmex executives and one Enlaces executive upon reaching certain performance milestones. In February 2007, the remaining success bonuses were paid in an amount of $821,055.

The Company’s employees are eligible for a performance bonus based on the fulfillment of certain objectives, reviewed quarterly (twice a year in 2007), and paid only to personnel active as of the date of payment. In 2006, we paid $1,526,355 for performance bonuses.

By December 31, 2006, most sales commissions earned in 2006 had been paid for a total amount of $236,013. By April 2007, the remaining unpaid sales commissions earned in 2006 were paid in the amount of $48,892. The total sales commissions earned in 2006 were $284,905.

We signed a collective bargaining agreement in May 2007 for a period of two years.

In June 2006, we granted unionized employees a salary increase of 4.5%. In August 2006, we granted non-unionized employees a salary increase based on variable percentages and in line with individual performance evaluations.

Employees

As of December 2006, Satmex, through its subsidiaries SMVS Administración, S. de R.L. de C.V., which employs Satmex’s management and administrative personnel and SMVS Servicios Técnicos, S. de R.L. de C.V., which employs Satmex’s technical personnel (all of whom are members of the Television and Radio Labor Union) (collectively, the “Employee Subsidiaries”), had 195 employees, all of whom were located in Mexico, including our
CEO, 22 members of our senior management, 126 administrative personnel and 46 members of the Television and Radio Labor Union. Prior to December 2006, employees were hired by Satmex through Satmex Administración, S. de R.L. de C.V. (“Satmex Administración”), Satmex Corporativo, S. de R.L. de C.V. (“Satmex Corporativo”) and Satmex Servicios Técnicos, S. de R.L. de C.V. (“Satmex Técnicos”). All persons working at Satmex now are directly employed by the Employee Subsidiaries with which we have service contracts. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.

The collective bargaining agreement between SMVS Servicios Técnicos, S. de R.L. de C.V. and the Television and Radio Labor Union provides for union exclusivity, an annual salary review, a bi-annual benefits review, a maximum workweek of 40 hours, company medical and union life insurance, statutory retirement-related severance payments of 14 days pay for each year worked (in addition to general statutory severance benefits guaranteed by Mexican Labor Law), a statutory annual bonus of 33 days salary, an education subsidy, employer-funded social security contributions, a Christmas bonus, and an overtime pay rate premium of 35%.

Share Ownership

As of December 31, 2006, the share ownership of Satmex is as follows:

	Shares
	Minimum Fixed Capital			Variable Capital
	Class I			Class II
Shareholders	Series A	Series B	Series N	Series B	Series N	%
Equity Trust Trustee, for the benefit of Servicios and/or the Mexican government	7,500,000	—	—	—	—	45% Equity Voting Rights; 16% Equity Financial Rights
Equity Trust Trustee, for the benefit of Loral	—	221,667	401,770	—	—	1.33% Equity Voting and Equity Financial Rights
Equity Trust Trustee, for the benefit of Principia	—	111,667	202,395	—	—	0.67% Equity Voting and Equity Financial Rights
Equity Trust Trustee, for the benefit of The Bank of New York, as agent for the benefit of the beneficial holders of the Bondholder Equity	—	—	—	7,166,667	29,395,833	43% Equity Voting Rights; 78% Equity Financial Rights
Nafin Trust Trustee	1,666,667	—	208,333	—	—	10% Equity Voting Rights; 4% Equity Financial Rights

ITEM 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The Bank of New York, as agent for the benefit of the beneficial holders of the Bondholder Equity, holds shares through the Equity Trust Trustee representing 78% of our capital, including 43% of our full voting capital. The Equity Trust Trustee, for the benefit of Servicios (and/or the Mexican government) also holds shares representing 16% of our capital, including 45% of our full voting capital.

New Common Stock

Prior to our restructuring in November 2006, Servicios (which was 0.0000855% owned by Loral and 0.0000855% by Principia) held 70.71% of our outstanding capital stock, Loral held 4.46% in preferred stock, Principia held 1.26% in preferred stock and the Mexican government held 23.57%. After the restructuring was completed, new common stock (the “New Common Stock”) was issued to the holders of the Fixed Rate Notes, Principia, Loral, Servicios and the Mexican government, as described above in “Share Ownership”.

The New Common Stock consists of new series A, B and N common stock (the “New Series A Common Stock,” the “New Series B Common Stock” and the “New Series N Common Stock,” respectively).

The principal terms of the New Series A Common Stock issued after the restructuring are as follows:

• Issuer:	Satmex
• Classification:	Series A Common Stock
• Par Value:	None
• Voting:	55% of total common voting rights
• Preemptive Rights:	Equity calls

The principal terms of the New Series B Common Stock issued after the restructuring are as follows:

• Issuer:	Satmex
• Classification:	Series B Common Stock
• Par Value:	None
• Voting:	45% of total common voting rights
• Preemptive Rights:	Equity calls

The principal terms of the New Series N Common Stock issued after the restructuring are as follows:

• Issuer:	Satmex
• Classification:	Series N Common Stock
• Par Value:	None
• Voting:	Limited voting rights; may vote only with respect to: extension of term, conversion or anticipated dissolution, amendment to Satmex’s corporate purpose or change to Satmex’s nationality.
• Preemptive Rights:	Equity calls

Related Party Transactions

Loral Usufructo

Under the Restructuring Agreement, we granted Loral Skynet a Mexican usufructo with respect to the transponders that were then subject to the Satmex 6 Lease Agreement and the Satmex 5 Lease Agreement. These lease agreements effectively terminated upon filing of the usufructo for registration in the Public Registry of Commerce of Mexico City (the “Public Registry”). Pursuant to Mexican law, the usufructo grants Loral Skynet the right to use and enjoy 7 transponders until the end of life of the Satmex 5 and Satmex 6 satellites. Such right is not to be affected by, and shall survive, any future transfer of the Satmex 5 or Satmex 6 satellites, including the exercise of rights and remedies of the holders of the First Priority Senior Secured Notes and Second Priority Senior Secured Notes.

In connection with our privatization, we are required to provide 362.88 MHz (in the aggregate) of C and Ku-band capacity to the Mexican government for national security and certain public purposes at no charge. With the commencement of commercial service of Satmex 6, we are able to allocate the required C-band and Ku-band capacity to the Mexican government. We also operate one L-band transponder on the Solidaridad 2 satellite which is owned by the Mexican government. Under the Property Concession granted by the Mexican government to us, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located. The value of the property was originally determined in the Property Concession and it has suffered annual increments consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to our current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública), which is an entity of the Mexican government, or an entity of such ministry. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any works performed on the property after such delivery.

Service revenue from related parties, primarily the Loral affiliates and the Mexican government, amounted to $32.7 million, $7.4 million, and $7.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. This service revenue includes $23.0 million in 2006 related to a lease of a transponder, which was accounted for as a sales-type lease, and transponder capacity to Loral affiliates for $1.2 million, $1.2 million, and $1.5 million in 2006, 2005 and 2004, respectively.

Loral Skynet billed us $2,000, $7,000, and $7,000 for providing capacity on Loral Skynet satellites in 2006, 2005 and 2004, respectively. Loral Skynet billed us $1.5 million for sales commissions in 2005.

We provide satellite capacity to Loral and certain of its affiliates under various service contracts. On July 15, 2003, Loral and certain of its subsidiaries filed voluntary petitions for reorganization under chapter 11 of title 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). We continue to provide satellite capacity to Loral under these contracts.

ITEM 8.	Financial Information

Legal Proceedings

In the ordinary course of our business, we are from time to time named as defendant in legal proceedings brought by former employees claiming unjustified discharge or similar complaints. We believe that these actions are not material individually or in the aggregate and therefore no reserves have been made in connection therewith.

Dividend Policy

We may not pay cash dividends unless we are permitted to do so under the terms of our First Priority Senior Secured Notes indenture and our Second Priority Senior Secured Notes indenture.

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

TAXATION

The following summary contains a description of the principal Mexican tax consequences of the purchase, ownership and disposition of the First Priority Senior Secured Notes and the Second Priority Senior Secured Notes. This summary is based on the tax laws in force as of the date hereof and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico.

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (“Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain United States holders of Second Priority Senior Secured Notes are summarized below. The United States and Mexico has also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexico withholding tax to which payments of interest on the Second Priority Senior Secured Notes may be subject.

This summary of certain Mexican tax considerations deals only with holders of Second Priority Senior Secured Notes that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment in Mexico (a “Foreign Holder”). For purposes of Mexican Taxation, tax residency is a highly technical definition which involves several factual situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should be made considering the particular situation of each person or legal entity.

Taxation of Interest and Principal

Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the First Priority Senior Secured Notes and the Second Priority Senior Secured Notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation which is in effect, (2) the notes are registered before the National Registry of Securities (Registro National de Valores) (the “Registry”), and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%.

A higher income tax withholding rate (currently and during 2005 up to a maximum of 30%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.

Payments of interest made by the Company with respect to the Second Priority Senior Secured Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund is duly incorporated pursuant to the laws of its country of origin, is exempt from income tax in such country and is registered with the Ministry of Finance for that purpose and the relevant interest income is exempt from taxes in such country.

The Company has agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the Second Priority Senior Secured Notes in respect of the Mexican withholding taxes mentioned above. If the Company pays additional amounts in respect of such Mexican withholding taxes, any refunds of, or credits against, Mexican taxes received with respect to such additional amounts will be for the account of the Company.

Holders or beneficial owners of Second Priority Senior Secured Notes may be requested to provide certain information or documentation necessary to enable the Company to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of the Company to pay additional amounts will be limited.

Under Mexican law and regulations, payments of principal on the Second Priority Senior Secured Notes to a Foreign Holder will not be subject to any Mexican taxes.

Taxation of Dispositions

The Mexican tax law provisions relating to capital gains realized on the disposition of the First Priority Senior Secured Notes or Second Priority Senior Secured Notes by Foreign Holders establish that no Mexican tax will be imposed on transfers of notes between Foreign Holders effected outside of Mexico.

Transfer and Other Taxes

There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Second Priority Senior Secured Notes. A Foreign Holder of Second Priority Senior Secured Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Second Priority Senior Secured Notes.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in currency exchange rates and change in interest rates. We from time to time assess our exposure and monitor opportunities to manage these risks.

Exchange Rate Risk

During 2005 and 2006, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de Mexico, were 3.3% and 4.05%, respectively. Our major expenditures, including capital expenses and satellite insurance will not be affected by inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, inflation rates would affect peso denominated expenses such as payroll and rent. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso denominated expenses. Approximately half of our costs and expenses are peso denominated, an amount that represents 20% of our revenue. If the Mexican peso were to increase in value against the US dollar by 4%, we estimate that our expenses would increase by approximately $1 million. If the Mexican peso were to increase in value against the US dollar by 8%, we estimate that our expenses would increase by approximately $2.0 million.

Interest Rate Risk

The estimated fair value of our financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

Our First Priority Senior Secured Notes accrue interest based on a floating interest rate, which is currently determined as LIBOR plus 875 basis points and the amount of principal outstanding is $238.2 million. An increase in LIBOR of 1% would increase our financial cost by $2.4 million. An increase in LIBOR of 2% would increase our financial cost by $4.8 million.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

The First Priority Senior Secured Notes

On and promptly after the Issue Date, the initial security documents were properly filed for recordation at the Public Registry so that, upon recordation, the liens and security interest intended to be created by the initial security documents would be perfected. Due to the normal recording process at the Public Registry, the recordation of the initial security documents was delayed beyond the dates by which we were required to furnish the opinions of counsel under Section 4.11(b)(i) of the First Priority Indenture and 5.7(a)(iv), 5.8(a)(ii) and 5.10(i) and (ii) of the First Priority Collateral Trust Agreement. Failure by us to deliver such opinions timely resulted in technical defaults under the First Priority Indenture. The delay in the recording of the initial security documents at the Public Registry has had no impact on the enforceability or the priority of the liens thereby created. To cure the technical defaults described above, we delivered the opinions of counsel described above on March 16, 2007. Due to these defaults, an event of default occurred under the First Priority Indenture pursuant to Section 5.1(h) of the First Priority Indenture, which was cured when we delivered the opinions of counsel described above on March 16, 2007.

For information regarding additional defaults we incorporate our Form 6-Ks filed with the SEC on January 17, 2007, May 3, 2007, May 16, 2007 and July 3, 2007.

The Second Priority Senior Secured Notes

On the Issue Date, the Second Priority Mortgage was properly filed for recordation at Public Registry. Due to the normal recording process at the Public Registry, the recordation of the Second Priority Mortgage was delayed beyond the dates by which we were required to furnish the opinions of counsel under Section 4.8(i) of the Second Priority Indenture and 5.7(a)(iv), 5.8(a)(ii) and 5.10(i) and (ii) of the Second Priority Collateral Trust Agreement. Failure by us to deliver such opinions timely resulted in technical defaults under the Second Priority Indenture. The delay in the recording of the Second Priority Mortgage at the Public Registry has had no impact on the enforceability or the priority of the liens thereby created. To cure the technical defaults described above, we delivered the opinions of counsel described above on March 16, 2007.

For information regarding additional defaults we incorporate our Form 6-Ks filed with the SEC on May 3, 2007, May 16, 2007 and July 3, 2007.

ITEM 14.	Material Modifications to the Rights of Security Holders

Not applicable.

ITEM 15.	Controls and Procedures

Our CEO and chief financial offer (“CFO”) have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2006. Management has recently revised, improved and upgraded certain key elements of our internal controls and procedures. Among others, we have reinstated the supervision of our ordinary course of our business process by an internal auditor, implemented a mandatory reporting program which requires all members of senior management to deliver a weekly report to the CEO and required that the involvement of the internal auditor in the preparation of our financial statements in order to ensure that the figures presented therein present fairly in all material respects the financial position of Satmex.

As part of this review, Management has also taken preventive actions to mitigate potential weaknesses in our internal control procedures, such as having the Internal Policies and Procedures officers report directly to the CFO and having them prepare and apply internal procedures and policies formerly prepared by the Accounting Department, having Enlaces’ management report to our CFO, creating control procedures in connection with compliance under the covenants of the First and Second Priority Senior Secured Notes and implementing a physical assets control program.

These controls and procedures were designed or upgraded in order to ensure that all material information relating to us is communicated to our CEO and CFO. Based on such evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. Except as mentioned above, there have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures during 2006.

ITEM 16A.	Audit Committee Financial Expert

We have had an audit committee since August 4, 2004. On November 30, 2006, we merged the audit and compensation committees and created the ACC. The members of our ACC are Mr. Erwin Starke Fabris (Chairman), Mr. Luis Rebollar Corona, Mr. Vicente Aristegui Andreve and Mr. Roberto Enrique Colliard López, who are members or alternate members of our Board of Directors. Mrs. Carmen Ochoa Avendaño is the secretary of the

ACC and Mr. José Manuel Canal Hernando, in his capacity as Statutory Examiner of Satmex, has a permanent seat in the meetings of the ACC, as an independent non voting member.

Since November 30, 2006, all the members of the ACC are independent directors and none qualifies as a financial expert as defined by SOX. However, Mr. José Manuel Canal Hernando, the Statutory Examiner of Satmex, who advises the ACC and holds a permanent seat in its meetings (but is a non-voting member thereof), does qualify as a financial expert as defined by SOX.

ITEM 16B.	Code of Ethics

We have in place a code of ethics that applies to all officers and senior management. Our code of ethics was not amended during 2006 and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to our CEO, CFO or Chief Accounting Officer in 2006. An English translation of our code of ethics has been posted on our website at www.satmex.com and a copy of our code of ethics will be sent upon request.

ITEM 16C.	Principal Accountant Fees and Services

The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2006 and 2005, respectively, were as follows:

	2006	2005
	(Amounts in thousands)

Audit fees	$377	$286
Audit related fees	—	—
Tax fees	82	71
All other fees	—	—

Total fees	$459	$357

Audit fees:  Audit fees in the above table are the aggregate fees billed by GYRU in connection with the audit under US GAAP and Mexican NIF (Normas de Información Financiera) of our annual financial statements and statutory and regulatory audits.

Audit-related fees:  Audit-related fees in the above table are the aggregate fees billed by GYRU for financial accounting and reporting consultations.

Tax fees:  Tax fees in the above table are fees billed by GYRU for services for tax compliance.

Our audit committee must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit. In 2006, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption. The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non- audit services so long as (a) the aggregate amount of all such non-audit services constituted 5% or less of the total revenues paid by the audit client to the accountant during the fiscal year, (b) such services were not recognized at the time of engagement as non-audit services, and (c) such services were promptly brought to the attention of the audit committee and approved by the audit committee prior to completion of the audit.

PART III

ITEM 18.	Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

(a) Index to Financial Statements

(b)	Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S. A. de C. V.†
1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S. A. de C. V. (English translation). ††††
2.1	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., as the Company, each of the First Priority Guarantors named therein, as First Priority Guarantors, and HSBC Bank USA, National Association, as First Priority Indenture Trustee. ††
2.2	First Priority Collateral Trust Agreement among Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named therein, HSBC Bank USA, National Association, as Indenture Trustee, and HSBC Bank USA, National Association, as Collateral Trustee, dates as of November 30, 2006. ††
2.3	Intercreditor Agreement, dated as of November 30, 2006, by and among Satélites Mexicanos, S.A. de C.V., as the Company, HSBC Bank USA, National Association, as the First Priority Collateral Trustee and as the First Priority Indenture Trustee, and Wells Fargo Bank, National Association, as the Second Priority Collateral Trustee and as the Second Priority Indenture Trustee. ††
2.4	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its First Priority Senior Secured Notes due 2011. ††
2.5	First Priority Mortgage in and over the Mortgaged Assets to secure the First Priority Obligations granted by the Company in favor of, and/or for the benefit of, HSBC Bank USA, National Association, in its capacity as First Priority Collateral Trustee under the First Priority Collateral Trust Agreement for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement. ††
2.6	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and Enlaces Integra S. de R.L. de C.V., as the Company. ††
2.7	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Servicios Tecnicos, S. de R.L. de C.V., as the Company. ††
2.8	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Administracion, S. de R.L. de C.V., as the Company. ††
2.9	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Tecnicos, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee. ††
2.10	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee. ††
2.11	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. a Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank, National Association, as Trustee. ††
2.12	Second Priority Collateral Trust Agreement, among Satélites Mexicanos, S.A. de C.V., each of the Second Priority Guarantors named therein, Wells Fargo Bank, National Association, as Indenture Trustee, and Wells Fargo Bank, National Association, as Collateral Trustee, dated as of November 30, 2006. ††
2.13	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its Second Priority Senior Secured Notes due 2013. ††
2.14	Second Priority Mortgage in and over the Mortgaged Assets of Satélites Mexicanos, S.A. de C.V. to secure the Second Priority Obligations granted by the Company in favor of, and/or for the benefit of, Wells Fargo Bank, National Association, in its capacity as Second Priority Collateral Trustee under the Second Priority Collateral Trust Agreement for the benefit of the beneficiaries of the Second Priority Collateral Trust Agreement. ††

Exhibit No.	Description

2.15	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and Enlaces Integra, S. de R.L. de C.V., as the Company. ††
2.16	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Administración, S. de R.L. de C.V., as the Company. ††
2.17	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Servicios Técnicos, S. de R.L. de C.V., as the Company. ††
2.18	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee. ††
2.19	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Técnicos, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee. ††
2.20	Irrevocable Administration Trust Agreement No. F/589, dated as of November 28, 2006, by and between Satélites Mexicanos, S.A. de C.V. as the Company, in its capacity as Settlor and Beneficiary, and Deutsche Bank Mexico, S.A., Institution de Banca Multiple, Division Fiduciaria, in its capacity as Trustee. ††
2.21	Agency Agreement, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as Agent, for the benefit of holders of Trust Interests. ††
2.22	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V. for the benefit of certain holders of Beneficial Interests in the Irrevocable Administrative Trust Agreement No. F/0 598, dated November 28, 2006. ††
4.1	Satellite Concession 116.8 degrees W. L.†
4.2	Satellite Concession 116.8 degrees W. L. (EnglishTranslation)†
4.3	Satellite Concession 113.0 degrees W. L.†
4.4	Satellite Concession 113.0 degrees W. L. (EnglishTranslation)†
4.5	Satellite Concession 109.2 degrees W. L.†
4.6	Satellite Concession 109.2 degrees W. L. (EnglishTranslation)†
4.7	Property Concession†
4.8	Property Concession (English Translation)†
4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S. A. de C. V. and Firmamento Mexicano, S. de R. L. de C.V.†
4.10	Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000, the Tenth Amendment thereto, dated December 1, 2005 and the Twelfth Amendment thereto, dated February 1, 2006.**
4.11	Thirteenth Amendment, dated September 15, 2006, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000. †††*
12.1	Section 302 Certification of Raúl Cisneros, Chief Executive Officer.*
12.2	Section 302 Certification of Alfonso Maza, Chief Financial Officer.*
13.1	Section 906 Certification of Raúl Cisneros, Chief Executive Officer.*
13.2	Section 906 Certification of Alfonso Maza, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Form 6-K for the month of December, 2006.

†††	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on the date of the filing of this Form 20-F.

††††	Incorporated by reference from the registration’s Amendment to Form T-3 filed on November 22, 2006 (File No. 022-28822).

**	Incorporated by reference from the registrant’s Form 20-F for the fiscal year ended December 31, 2005.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S. A. DE C. V.

By:	/s/ ALFONSO MAZA
Alfonso Maza
Chief Financial Officer

Date: July 16, 2007

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

PART III

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Satélites Mexicanos, S. A. de C. V.

We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively, “Satmex”) as of December 31, 2006 (Successor Registrant balance sheet) and 2005 (Predecessor Registrant balance sheet), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from December 1 to December 31, 2006 (Successor Registrant operations), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from January 1 to November 30, 2006, and for the years ended December 31, 2005 and 2004 (Predecessor Registrant operations). Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and financial statement schedules are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Satmex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Satmex’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Registrant consolidated financial statements referred to above present fairly, in all material respects, the financial position of Satmex as of December 31, 2006, and the results of its operations and its cash flows for the period from December 1 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Registrant consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor Registrant as of December 31, 2005, and the results of its operations and its cash flows for the period from January 1 to November 30, 2006 and for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Satmex concluded its reorganization process in Mexico on July 17, 2006. The terms of the restructuring plan were established and implemented on November 30, 2006, after Satmex emerged from bankruptcy under chapter 11 of the U.S. Bankruptcy Code and are, among others, restructuring of the Floating Rate Notes and Fixed Rate Notes, shareholders’ equity, and the acquisition of 75% of the shares of Enlaces Integra, S. de R. L. de C. V. As discussed in Notes 1 and 2 to the consolidated financial statements, in connection with its emergence from bankruptcy under chapter 11, Satmex adopted fresh-start reporting pursuant to American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, as of November 30, 2006. As a result, the consolidated financial statements of the Successor Registrant are presented on a different basis than those of the Predecessor Registrant and, therefore, are not comparable.

As discussed in Note 4 to the accompanying consolidated financial statements, the consolidated statement of cash flows for the year ended December 31, 2005, has been restated.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C. P. C. Enrique Vázquez Gorostiza
July 10, 2007

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 and 2005
(Thousands of U. S. dollars)

	Successor Registrant	Predecessor Registrant
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$24,528	$54,874
Restricted cash	—	2,000
Accounts receivable — net	6,892	3,588
Due from related parties, net	630	8,348
Guarantee deposits	705	2,739
Inventories	805	—
Prepaid insurance	4,269	3,170
Deferred income taxes	192	4,310

Total current assets	38,021	79,029
Noncurrent receivable from related party	—	2,645
Satellites and equipment — net	325,452	430,947
Concessions — net	43,831	411,900
Intangibles — net	67,238	—
Guarantee deposits and other assets	911	750
Deferred income taxes	109	—
Goodwill	32,502	—

Total	$508,064	$925,271

Liabilities and Shareholders’ Equity
Current liabilities:
Prepetition liabilities subject to compromise	$—	$634,035
Accrued interest	4,109	—
Accounts payable and accrued expenses	11,248	9,387
Due to related parties	1,439	2,540
Deferred revenue	2,344	2,200
Income tax payable	29	—

Total current liabilities	19,169	648,162
Debt obligations	378,237	—
Deferred revenue	70,043	67,935
Labor obligations	329	—
Accrued expenses	557	318
Deferred income taxes	—	30,275

Total liabilities	468,335	746,690
Contingencies and commitments (Note 17)	—	—
Minority interest in consolidated subsidiaries	1,719	—
Shareholders’ equity:
Common stock	46,764	389,575
Preferred stock	—	31,886
Accumulated deficit	(8,754)	(242,880)

Total shareholders’ equity	38,010	178,581

Total	$508,064	$925,271

See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Operations
For the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to
November 30, 2006 and for the years ended December 31, 2005 and 2004 (Predecessor Registrant)
(Thousands of U. S. dollars)

	Successor
	Registrant
	December 1 to	Predecessor Registrant
	December 31,	January 1 to
	2006	November 30, 2006	2005	2004

Revenues (see Note 14):
Satellite services — net	$4,721	$82,323	$66,046	$70,986
Alterna TV	557	6,019	3,826	719
Broadband satellite services	1,473	—	—	—

	6,751	88,342	69,872	71,705
Cost and expenses:
Satellite services — net	2,206	31,364	8,985	10,944
Alterna TV	213	2,592	1,578	979
Broadband satellite services	175	—	—	—
Selling and administrative expenses	1,841	13,210	22,505	17,120
Depreciation and amortization	6,266	51,780	47,927	48,108

	10,701	98,946	80,995	77,151

Operating loss	(3,950)	(10,604)	(11,123)	(5,446)

Reorganization expenses	—	(33,447)	(7,666)	(7,416)
Interest expense and amortization of deferred financing costs	(4,333)	(19,152)	(48,375)	(49,543)
Interest income	103	2,711	2,315	3,583
Net foreign exchange (loss) gain	(123)	5,690	(5,722)	(97)

Loss before income taxes, minority interest and preferred stock dividends	(8,303)	(54,802)	(70,571)	(58,919)
Income taxes	311	18,726	238	(4,378)
Minority interest	140	—	—	—

Consolidated net loss	(8,754)	(73,528)	(70,809)	(54,541)
Preferred stock dividends	—	1,130	1,507	1,507

Consolidated net loss applicable to common shareholders	$(8,754)	$(74,658)	$(72,316)	$(56,048)

See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to
November 30, 2006 and for the years ended December 31, 2005 and 2004 (Predecessor Registrant)
(Thousands of U. S. dollars)

	Common Stock		Preferred Stock		Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Equity

Predecessor Registrant
Balance January 1, 2004	10,000,000	$386,561	606,730	$31,886	$(114,516)	$303,931
Net loss	—	—	—	—	(54,541)	(54,541)
Preferred stock dividends	—	1,507	—	—	(1,507)	—

Balance December 31, 2004	10,000,000	388,068	606,730	31,886	(170,564)	249,390
Net loss					(70,809)	(70,809)
Preferred stock dividends	—	1,507	—	—	(1,507)	—

Balance December 31, 2005	10,000,000	389,575	606,730	31,886	(242,880)	178,581
Net loss	—	—	—	—	(73,528)	(73,528)
Preferred stock dividends	—	1,130	—	—	(1,130)	—
Reduction of common stock	(10,000,000)	(285,652)	(606,730)	(31,886)	317,538	—
Debt capitalization	46,874,999	273,779	—	—	—	273,779
Fresh-start adjustment	—	(332,068)	—	—	—	(332,068)

Balance November 30, 2006	46,874,999	46,764	—	—	—	46,764
Successor Registrant
Net loss	—	—	—	—	(8,754)	(8,754)

Balance December 31, 2006	46,874,999	$46,764	—	$—	$(8,754)	$38,010

See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows
For the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to
November 30, 2006, and for the years ended December 31, 2005 and 2004 (Predecessor Registrant)
(Thousands of U. S. dollars)

	Successor
	Registrant	Predecessor Registrant
	December 1 to	January 1 to
	December 31,	November 30,	2005
	2006	2006	(Restated)	2004

Cash flows from operating activities:
Consolidated net loss	$(8,754)	$(73,528)	$(70,809)	$(54,541)
Adjustments to reconcile net loss to operating cash flows:
Loss on discharge of prepetition liabilities	—	5,346	—	—
Minority interest	140	—	—	—
Depreciation and amortization	6,266	51,780	47,927	48,108
Income taxes	311	18,726	238	(4,378)
Deferred revenue	(195)	(2,023)	(2,200)	(2,200)
Amortization of deferred financing cost	—	—	—	1,929
Profit on sales — type lease arrangement — usufructo	—	(2,312)	—	—
Exchange rate fluctuation and change of value of notes payable to reflect amount in UDI’s in accordance with concurso mercantil	—	(5,613)	5,613	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	1,614	(2,915)	(1,226)	1,115
Due from / to related parties — net	(1,222)	1,645	(5,193)	(2,021)
Inventories	(10)	—	—	—
Prepaid insurance	(1,492)	407	(30)	135
Guarantee deposits and others assets	(172)	2,177	60	(25)
Increase (decrease) in:
Accounts payable and accrued expenses	(3,203)	3,729	1,107	3
Accrued interest	4,109	18,248	40,148	34,490

Net cash flows (used in) provided by operating activities	(2,608)	15,667	15,635	22,615
Financing activities — cash flow used in repayment of Floating Rate Notes	—	—	—	(162)
Investing activities:
Acquisition of equipment	(1,528)	(585)	(2,436)	(1,446)
Refund of insurance advance — Satmex 6	—	—	—	5,058
Acquisitions of satellites	—	(45,299)	(5,901)	—
Liquidity damages for delivery delay of Satmex 6	—	—	8,500	—
Cash acquired on Enlaces business combination	—	2,007	—	—
Return of unused deposits restricted for construction of Satmex 6	—	—	2,000	—
Restricted cash	—	2,000	(2,000)	—

Net cash flows (used in) provided by investing activities	(1,528)	(41,877)	163	3,612

Cash and cash equivalents:
Net (decrease) increase	(4,136)	(26,210)	15,798	26,065
Cash and cash equivalents — beginning of period	28,664	54,874	39,076	13,011

Cash and cash equivalents — end of period	$24,528	$28,664	$54,874	$39,076

Supplemental disclosures:
Interest paid	$—	$—	$7,412	$14,664
Supplemental non-cash flow information:
Exchange for cancellation of the FRN old debt	$—	$238,237	$—	$—
Exchange for cancellation of the HYB old debt	$—	$140,000	$—	$—
Debt capitalization	$—	$273,779	$—	$—
Account receivable exchanged for 75% of Enlaces common stock	$—	$8,493	$—	$—

See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements
(Thousands of U.S. dollars)

1.	Organization and Comparative Financial Statements

a. The consolidated financial statements include the figures of Satélites Mexicanos, S. A. de C. V. and its subsidiaries (“Satmex” or the “Company”). The activities of the entities in the consolidated group are as described below.

Satmex is a provider of fixed satellite services in Mexico, United States of America, Latin America and the Caribbean countries, excluding the eastern regions of Brazil, providing satellite reception and transponder capacity to customers for distribution of network information and cable television programming, direct-to-home television service and other video feeds. It also provides satellite transmission capacity for public telephone networks, transmission of data, voice and video applications for private company networks, and markets the use of satellite transmission capacity for new applications, such as Internet access via satellite, telecommunication transmission and broadcasting. Related to direct-to-home television service, Satmex has Alterna TV created to offer TV programs in Spanish for Hispanic communities living in the United States of America.

Satmex owns and operates three satellites, Solidaridad 2, Satmex 5 and Satmex 6 in geostationary orbits at 114.9° W. L., 116.8° W. L. and 113.0° W. L., respectively. In total, Satmex has 156 36-MHz transponder equivalents operating in the C and Ku bands.

Enlaces Integra, S. de R. L. de C. V. (“Enlaces”), a 75% owned subsidiary, was acquired on November 30, 2006. Its main activity is the installation, operation, control and exploit of public networks of telecommunications in Mexico.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“New Service Companies”), 99.97% owned subsidiaries, were incorporated on June 30, 2006 to provide personnel services exclusively to Satmex.

Due to the events mentioned in the preceding paragraphs, the financial statements of Enlaces are consolidated from November 30, 2006 and those of the New Service Companies from June 30, 2006.

b. In conformity with accounting principles generally accepted in the United States of America (“US GAAP”), Satmex adopted fresh-start accounting as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). Accordingly, our consolidated financial information disclosed under the heading “Successor Registrant”, as of December 31, 2006, is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant” as of November 30, 2006 and prior years.

As a result of Satmex’s emergence from chapter 11 of the federal bankruptcy law on October 26, 2006, a new economic entity was established as Satmex and subsidiaries, for financial reporting purposes; however, each of the legal entities preserves their rights and respond to their obligations individually in accordance with Mexican laws.

2.	Bankruptcy Filings and Reorganization

In February and March 1998, Satmex issued Fixed Rate Notes (the “FRNs”) and High Yield Bonds (the “HYBs”) at variable rate; for the FRNs issued $325 million with a LIBOR interest plus 4.5%, with quarterly payments till March 2004 and a final payment in June 2004. For the HYBs issued $320 million with a fixed rate of 10.125% and due date on November 1, 2004.

Payment of the FRNs was demanded in June 2004, but they were not paid. Interest payments on the HYBs were not made beginning August 2003, and the bonds due in November 2004 were not paid.

On March 31, 2006, Satmex and approximately 52.8% of the FRN holders and 71.6% of the HYB holders and other interested parties signed a restructuring agreement and agreed to present to the District Court Judge in Mexico and the United States of America’s Bankruptcy Court an appeal and a protection request, respectively.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Concurso Mercantil

In an effort to restructure the outstanding indebtedness of Satmex, on June 29, 2005, Satmex filed a petition for concurso mercantil. A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico, which was enacted in May 2000 (the “LCM”).

On August 4, 2005, Satmex filed an appeal with the United States of America’s Bankruptcy Court for the Southern District Court of New York (the “Bankruptcy Court”), in accordance with Section 304 of the Bankruptcy Code in the United States. Satmex requested protection of any new lawsuit against its assets in the United States of America (“USA”). As a result of the legal promotion, the Bankruptcy Court ordered the suspension of any seizure or execution against Satmex assets located in the USA during the Concurso Mercantil process.

On September 7, 2005, the Second Federal District Court in Mexico City (the “Court”) declared Satmex to be in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of Satmex’s debt obligations as of the date of the order, other than those obligations necessary for Satmex to continue its ordinary operations, and suspended attachment or foreclosure procedures against Satmex assets. Accordingly, as of that date the HYBs no longer accrued interest and were valued and recorded at the Mexican peso equivalent translated to Investment Units (“UDIs”) using the equivalence issued by the Banco de Mexico and the fluctuation of the valuation of the UDI was considered interest. The unpaid FRNs were maintained in their original currency and only accrued ordinary interest in accordance with the contract.

Effective October 11, 2005, the Court appointed a mediator, or conciliador, in the concurso mercantil, whose primary role was to mediate and assist in negotiating an agreement among Satmex and its creditors. On December 30, 2005, the Court issued a judgment acknowledging certain claims against Satmex (sentencia de reconocimiento, graduación y prelación de créditos) (the “Recognition Judgment”).

After the concurso mercantil declaration and as a result of the negotiations among Satmex, the main bond holders and the shareholders carried on the conciliation stage. On March 31, 2006, Satmex and approximately 52.8% of the holders of the FRNs, 71.67% of the holders of HYBs, Servicios Corporativos Satélitales, S. A. de C. V. (“Servicios”), Loral Skynet Corporation and Principia, S. A. de C. V. (“Principia”) executed a restructuring plan, whose principal terms included the following matters: i) capitalizing a significant part of the HYBs and the related accrued interest; ii) emission of new bonds for $140 million to replace the HYBs not capitalized; iii) emission of new bonds to replace the FRNs (principal and interest); iv) amending Satmex’s corporate by-laws; v) making changes in Satmex’s shareholder control; vi) making changes in Satmex’s shareholder voting and financial rights; and vii) making changes to Satmex’s management.

The terms on the restructuring plan were adopted in the Convenio Concursal, which was submitted to the holders acknowledged by Satmex, which agreement was proposed to be signed as established by the LCM. On June 1, 2006, once it was signed by the required number of holders, the agreement was considered effective in accordance with the terms of the LCM. The Conciliador submitted the Convenio Concursal for the approval of the court.

With the assistance of the Conciliador, Satmex entered into a comprehensive restructuring agreement with the majority of the holders of the FRNs and holders of more than two-thirds of the HYBs to restructure the indebtedness and re-align Satmex’s equity structure. The then majority shareholders also signed the restructuring agreement.

On May 8, 2006, the Board of Directors confirmed and approved the Restructuring Plan and the Convenio Concursal. As soon as the concurso mercantil process ended, the Board of Directors accepted implementing both legal documents and submitted a voluntary reorganization form pursuant to chapter 11, title 11 of the United States of America Bankruptcy Code (“Chapter 11”).

As established by the restructuring agreement, on May 9, 2006, the Conciliador submitted a plan to Satmex’s recognized creditors in the concurso mercantil (the “Concurso Agreement”) for its execution. The Concurso Agreement set forth the terms and framework of the agreed-upon restructuring, provided that the final

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

implementation of the restructuring would be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by Satmex under chapter 11. The Concurso Agreement was approved on July 17, 2006 in the concurso mercantil proceeding, which became final and not subject to appeal on August 1, 2006.

On June 23, 2006, the Secretaría de Comunicaciones y Transportes (“The Ministry of Communications and Transportation” or the “SCT”), as a regulator and the grantor of Satmex’s orbital concessions, stated a motion to the Court that allowed the Convenio Concursal to proceed on the terms agreed to by Satmex’s bondholders.

Chapter 11 Process

In order to complete the necessary formalities to implement the restructuring and to comply with the Board of Director resolutions approved on May 8, 2006, Satmex performed the following:

On August 11, 2006 Satmex filed a voluntary petition for reorganization under Chapter 11 in the United States Bankruptcy Court, case number 06-11868 (RDD).

Jointly with the voluntary reorganization request, Satmex filed a petition with the Bankruptcy Court, the plan of reorganization and the supplement plan documents, duly approved by the shareholders. Subsequently, on September 8, 2006, Satmex submitted to the Bankruptcy Court the first modification to the aforementioned documents and on September 13, 2006, the Bankruptcy Court issued an approval of order that the same documents contained the necessary information to require the necessary votes from the bondholders in order to approve or reject the Restructuring Plan.

The Restructuring Plan for chapter 11 was accepted by the majority of the bondholders and the holders of each different shares issued, in accordance with the Bankruptcy Code. The Bankruptcy Court issued an order (“Confirmation Order”) dated October 26, 2006, which became final.

After the Confirmation Order became final and not subject to appeal on November 21, 2006, Satmex, the bondholders and the shareholders initiated several actions to implement the agreements established in the Restructuring Plan, the Convenio Concursal and Restructuring Agreement. Such agreements were implemented on November 30, 2006 (the “Effective Date”), the date on which all the significant conditions established in the Restructuring Agreement and Convenio Concursal agreements were satisfied.

Satmex Reorganization

The main agreements for financial restructuring on the Effective Date were as follows:

a.  New Debt and Debt Capitalization

First Priority Senior Secured Notes

In exchange for cancellation of the old debt of $203.4 million and accrued interest of $34.8, on the Effective date the FRN holders received new bonds issued by Satmex, named First Priority Senior Secured Notes (“FPSSNs”) due in November 2011, with a principal amount of $238.2 million (see Note 11).

Second Priority Senior Secured Notes

In exchange for cancellation of the old debt of $413.8 million, on the Effective Date the HYB holders received (i) new bonds issued by Satmex, named Second Priority Senior Secured Notes (“SPSSNs”) due in 2013, with a principal amount of $140 million (see Note 11) and (ii) Satmex shares of common stock, exchanged through the capitalization process, in the amount of $273.8 million.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

b.  Other Agreements on the Effective Date

•	Satmex entered into a new contract with Space Systems / Loral, Inc. (“SSL”) and granted to SSL a Mexican usufructo figure with respect to certain transponders of the satellites Satmex 5 and Satmex 6. Pursuant to Mexican law, the usufructo figure grants to SSL the right to use and benefits from certain transponders until the end of life of the referred satellites. SSL was not required to post a bond related to the usufructo figure.

SSL has the right to receive a percentage (different for each satellite) of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo figure, whichever is higher, determined by a panel of three experts in satellite valuation, and will not continue if Satmex or the new shareholders decide to not continue with the usufructo figure.

Pursuant to the Restructuring Agreement, Satmex is required to execute a Right of First Offer (“ROFO”) agreement granting SSL a ROFO with respect to the construction of Satmex’s next satellite to be placed into one of Satmex’s existing orbital locations or any orbital location obtained in exchange for any of Satmex’s existing orbital locations (“the Next Satellite”).

Pursuant to the ROFO agreement, Satmex will be required, in the event it determines to procure the Next Satellite, to provide SSL a request for proposal (“RFP”) outlining the technical requirements and specifications for the Next Satellite. SSL will have a period of 45 days from receipt of the RFP to respond with a written proposal for Satmex’s evaluation, and if it is rejected, Satmex will request proposals from other satellite constructors, under the same technical requirements and technical specifications, which may be accepted, provided that those include more favorable conditions and terms than those offered by SSL.

In connection with the Restructuring Agreement, Satmex granted Loral Skynet Corporation (“Loral Skynet”), a division of Loral, a Mexican usufructo with respect to four transponders. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of the Satmex 6 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 6 satellite, including the exercise of rights and remedies of the holders of the FPSSN and SPSSN.

•	In exchange for a loan receivable from Enlaces for $8.4 million, Satmex received 75% of the representative shares of its common stock.

•	Satmex made a donation to Enlaces, consisting of a teleport, antenna and communications equipment, servers, other minor equipments and spare parts, whose net book value was $675. The donation was recorded at Satmex’s carrying amount of the assets transferred since Enlaces is under the control of Satmex.

•	The personnel that provided administrative services to Satmex through Satmex Corporativo, S. de R. L. de C. V., Satmex Administración, S. de R. L. de C. V., and Satmex Servicios Técnicos, S. de R. L. de C. V. (the “Service Companies”), related parties of Satmex, were transferred to the New Service Companies. Transferred personnel maintained their wages and benefits according to the Federal Labor Law.

3.	Fresh-Start Accounting

On October 26, 2006, the Bankruptcy Court entered its Confirmation Order confirming the Company’s Plan of Reorganization (“POR”). Satmex’s emergence from chapter 11 proceedings resulted in a new reporting entity and adoption of fresh-start accounting in accordance with SOP 90-7 as of November 30, 2006, the date on which all material conditions were met, as reflected in the following financial information. Reorganization adjustments have been made in the consolidated financial information to reflect the effects of the several agreements in accordance with the Confirmation Order and the adoption of fresh-start accounting. These adjustments were determined by Satmex and its financial consultants to recognize the relative fair values the Company’s assets and liabilities on the Effective Date.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Consolidated Balance Sheet (a)
	Predecessor					Successor
	Registrant	Plan		Fresh-Start		Registrant
	November 30,	Reorganization		Valuation		November 30,
	2006	Adjustments (b)		Adjustments		2006

Assets
Current assets:
Cash and cash equivalents	$26,657	$2,007		$—		$28,664
Accounts receivable, net	6,483	2,405		(382	)(b1)	8,506
Due from related parties, net	8,907	(8,491	)(c)	—		416
Inventories	21	795		(21	)(d)	795
Prepaid insurance	3,733	146		—		3,879
Deferred income taxes	—	603		—		603

Total current assets	45,801	(2,535)		(403)		42,863
Satellites-net	423,213	2,312	(e)	(111,389	)(e1)	314,136
Equipment-net	13,668	1,040		(2,031)		12,677
Concessions-net	400,071	2,248	(f)	(358,371	)(f)	43,948
Intangible assets	—	2,128	(g)	68,320	(g1)	70,448
Other assets	393	970		(1,021)		342
Goodwill	—	—		32,502	(h)	32,502

Total assets	$883,146	$6,163		$(372,393)		$516,916

Liabilities and shareholders’ equity
Current liabilities:
Prepetition liabilities subject to compromise	$652,016	$(652,016	)(i)	$—		$—
Deferred revenue	2,200	—		144		2,344
Other current liabilities	14,900	2,241	(l)	(99)		17,042

Total current liabilities	669,116	(649,775)		45		19,386
Debt obligations	—	378,237	(i)	—		378,237
Labor obligations and accrued expenses	681	60		—		741
Deferred revenue	65,918	—		4,320		70,238
Deferred income taxes	44,690	20		(44,690)		20

Total liabilities	780,405	(271,458)		(40,325)		468,622
Minority interest	—	1,530		—		1,530
Shareholders’ equity:
Common stock	390,705	(11,873	)(j)(k)	(332,068)		46,764
Preferred stock	31,886	(31,886)		—		—
Accumulated deficit	(319,850)	319,850	(j)	—		—

Total shareholders’ equity	102,741	276,091		(332,068)		46,764

Total liabilities and shareholders’ equity	$883,146	$6,163		$(372,393)		$516,916

(a)	The condensed consolidated balance sheet reflects a reorganization enterprise value of $425 million based on the Bankruptcy Court’s determination (see Note 2), which, after reduction of the Debt Obligations (see Notes 11 and 13), results in a reorganization equity value of approximately $46.7 million. This results in goodwill equal to the excess of reorganization equity value over fair value of identifiable net assets.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(b)	POR adjustments mainly include the incorporation of Enlaces and the New Services Companies assets and liabilities at fair value and the restructuring of debt and common stock.

(b1)	This adjustment is to recognize the accounts receivable at fair value.

(c)	Reflects the loan receivable from Enlaces for $8,493 which in accordance with the POR was exchanged for 75% of Enlaces representative shares of its common stock.

The acquisition purchase price allocation among acquired assets and liabilities are as follows:

Balances as of
November 30,
2006

Total current assets	$5,956
Teleport, antennas and equipment — net	1,041

6,997
Concession	2,248
Customer relationships	2,128
Goodwill	970

Total assets	12,343
Total liabilities	(2,320)
Minority interest	(1,530)

Net assets acquired	$8,493

(d)	This adjustment is to recognize the inventories at fair value.

(e)	This amount reflects the effect of the capitalization of orbital incentive.

(e1)	This amount is to recognize the satellites and equipment at fair value.

(f)	To recognize the orbital and telecommunications public network concessions at fair value.

(g)	Represent the intangible assets’ fair value as a result of the acquisition of Enlaces, in this case identified as customer relationships.

(g1)	This amount reflects the values that arise from Satmex’s asset valuation at fair value, identified as landing rights $60, contract backlog $67,990 and internally developed software and technology $270.

(h)	Reflects goodwill equal to the excess of the reorganization equity value over the estimated fair value of Satmex’s identifiable net assets.

Reflects the discharge of prepetition liabilities in accordance with the POR and the reclassification of the remaining liabilities subject to compromise to the appropriate liability accounts in accordance with the Plan of Reorganization. Discharge of Satmex prepetition liabilities is summarized as follows:

Predecessor liabilities subject to compromise	$652,016
Debt capitalization	(273,779)

Exchanged for new debt obligations (Successor Registrant debt)	$378,237

(i)	Pursuant to a resolution made at the general ordinary shareholders’ meeting on November 30, 2006, it was decided to reduce common stock to $5, through the absorption of accumulated deficit.

(j)	Pursuant to a resolution made at the general ordinary shareholders’ meeting on November 30, 2006, variable common stock was increased by $273,779 million, through the capitalization of HYBs.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Basis of Presentation

a.  Fresh-Start Accounting Adoption — The consolidated financial statements for the period from December 1 to December 31, 2006, and those for the period from January 1 to November 30, 2006, and for the years ended December 31, 2005 and 2004, have been prepared in accordance with US GAAP. Intercompany transactions have been eliminated. References in these consolidated financial statements to the Predecessor Registrant refer to Satmex until November 30, 2006 and references to the Successor Registrant refer to Satmex after November 30, 2006 and after giving effect to the plan reorganization adjustments and to the adoption of fresh-start accounting.

SOP 90-7 requires Satmex to distinguish prepetition liabilities subject to compromise from postpetition liabilities in Satmex’s consolidated balance sheets. The caption “prepetition liabilities subject to compromise” reflects the carrying value of prepetition claims that were restructured in Satmex’s chapter 11 proceedings. In addition, the consolidated statements of operations portray the results of operations during the chapter 11 proceedings. As a result, any revenue, expenses, realized gains and losses, and provision for losses resulting directly from the reorganization and restructuring of the organization are reported separately as reorganization items.

As noted in the preceding notes, Satmex emerged from bankruptcy on November 26, 2006 and pursuant to SOP 90-7 adopted fresh-start accounting as of November 30, 2006. Satmex engaged a recognized independent appraisal firm to assist us in determining the fair value of our assets and liabilities. Upon emergence, Satmex’s reorganization enterprise value as determined by the Bankruptcy Court was approximately $425 million which, after reduction of the debt obligations (see Notes 10 and 11), results in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to assets and liabilities (see Note 3). Assets and liabilities were stated at fair value in accordance with SFAS No. 141, Business Combinations (“SFAS 141”). In addition, Satmex’s accumulated deficit was eliminated, and the new debt and equity were recorded in accordance with distributions pursuant to the POR.

b.  Use of Estimates — The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the reporting period.

Such estimates include the allowance for doubtful accounts, the valuation of long-lived assets, the valuation allowance on deferred income tax assets, and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

c.  Reclassifications — Reorganization Expenses in the 2005 and 2004 consolidated financial statements have been reclassified in order to conform to the presentation of the 2006 financial statements.

The effects of the reclassifications are as follows:

	As Reclassified		Retrospectively Reclassified		As Previously Reported
Statement of Operations:	2005	2004	2005	2004	2005	2004

Reorganization expenses	$(7,666)	$(7,416)	$(7,666)	$(7,416)	$—	$—

Interest expense and amortization of deferred financing costs	$(48,375)	$(49,543)	$7,666	$7,416	$(56,041)	$(56,959)

d.  Foreign Currency Transactions — For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For U.S. GAAP purposes, Satmex keeps its accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date. The effect of changes in exchange rates is recorded in the results of operations.

e.  Cash and Cash Equivalents — Cash equivalents are composed of highly liquid investments with maturities of three months or less.

f.  Restricted Cash — Restricted cash represents returns of amounts previously deposited to Loral for the construction of Satmex 6. Such cash was held in a trust as of December 31, 2005, and was restricted for use by Satmex until final approval of Satmex 6 was received, which occurred in February 2006.

g.  Concentrations of Credit Risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the Mexican government sector and private domestic and foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The satellite services main broadcasting customers are Grupo Televisa and Productora y Comercializadora de Television; for satellite services — telecommunications are Telmex and PEMEX and the main customer of satellite services — for data transmission and internet is Hughes Network Systems.

For the years ended December 31, 2006, 2005 and 2004, the satellite service revenues, Alterna TV and public and private signal conduction nets were mainly obtained from:

	2006	2005	2004
	%	%	%

Domestic customers	22	39	46
Hughes Networks Systems	20	31	28
Mexican government sector	7	8	8
Loral	26	2	2
Foreign customers	25	20	16

h.  Inventories — Are stated at the lower of cost or market. Advances to suppliers to purchase parts and equipment are included in the inventory balance. Cost is determined using the average cost method

i.  Satellites and Equipment — As of November 30, 2006, Satmex adopted fresh-start accounting and its satellites and equipment were recorded at fair values. Satmex used the work of an independent appraisal firm to assist Satmex in determining the fair value of the satellites and equipment using the planned future use of each asset or group of assets, quoted market prices for assets where a market exists for such assets. In our determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

improvements. Below are the estimated useful lives of the satellites and equipments, estimated by engineering analysis performed at the in-orbit service dates as follows:

Years Average

Satellites
Solidaridad 2	14.5
Satmex 5	15
Satmex 6	15

Equipment
Satellite equipment	3
Furniture and mixtures	10
Leasehold improvements	11
Teleport, equipment and antennas	10

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Solidaridad 2, Satmex 5 and Satmex 6 commenced their operation in November 1994, January 1999 and July 2006, respectively.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs and in-orbit test insurance and construction period interest.

The Company secures its satellites to cover any possible loss, except for that mentioned in Note 16. The amounts of contracted coverage are satellite standards based on industry. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.

j.  Concessions — The concessions are booked at their fair value and are being amortized over 40 years using the straight-line method. The concession related to operate a telecommunications public network is amortized over 23 years, which is the remaining useful life at the effective date, originally granted for 30 years.

k.  Valuation of Satellites and Long-Lived Assets — The carrying value of our satellites, long-lived assets is reviewed for impairment in accordance with SFAS 144. Satmex periodically evaluate potential impairment loss relating to our satellites and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through future undiscounted expected cash flows generated by those assets (excluding financing costs). If the expected undiscounted future cash flows were less than the carrying value of the long-lived asset, an impairment charge would be recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite;

•	Changes in estimates of our ability to operate the satellite at expected levels;

•	Changes in the manner in which the satellite is to be used;

•	The loss of one or several significant customer contracts on the satellite.

l.  Goodwill and Other Intangible Assets — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) in accordance with the provisions of SFAS No. 141, as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill was allocated to our reporting unit level

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(operating segment or one level below an operating segment). SFAS No. 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value.

Intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start accounting. Satmex used the work of an independent appraiser to determine the fair value of intangible assets. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity.

m.  Labor Obligations — Seniority premiums and severance payments are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

n.  Provisions — The provisions are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

o.  Deferred Income Tax — Satmex recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax basis, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, more likely than not will not be realized.

p.  Revenue Recognition — Satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements.

Revenues from end-of-life leases for transponders are collected in advance. Satmex does not provide to these customers insurance of any kind on the related transponders. Total revenue and related cost are recognized as sales-type leases.

On a monthly basis, Satmex estimates the number of subscribers to Alterna TV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the dealer.

The public and private net signal and value added services are recognized when are rendered. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the delivery and installation of equipment.

q.  Deferred Revenue — Satmex is required to provide the Mexican government at no charge, approximately 7% of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation had been amortized in 40 years as an increase in revenue and corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually for the Predecessor Registrant. As a result of the application of fresh-start, deferred revenue was adjusted to fair value (see Note 3). Annual amortization will be $2.3 million.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

r.  Comprehensive Loss — Comprehensive loss represents, in addition to net loss, all other changes in an entity’s equity during the period resulting from transactions and other events and circumstances from nonowner sources except those from investments by owners and distributions to owners. As Satmex did not generate changes in equity from nonowner sources, Satmex’s comprehensive loss includes solely the net loss for each respective year.

s.  Cash Flow Restatement — Subsequent to the issuance of its 2005 financial statements, the Company determined that it had not appropriately presented cash flows related to the foreign exchange gains and losses in the statement of cash flows. Accordingly, the Company restated its 2005 consolidated statement of cash flows related to the inclusion of the “Exchange rate fluctuation and change in value of notes payable to reflect the amount in UDIs in accordance with concurso mercantil” within “Net Cash flows provided by (used in) financing activities” in order to appropriately include such amount as a non-cash item in the reconciliation of consolidated net loss to operating cash flows. The table below discloses the 2005 totals for operating and financing activities as previously presented and as restated.

	As Previously
	Reported	As Restated

Net cash provided by operating activities	$10,022	$15,635

Net cash provided by financing activities	$5,613	$—

t.	New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on the recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in the first quarter of 2007. Satmex is still evaluating the impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to define fair value, establish a framework for measuring fair value in accordance with U.S. GAAP and expand disclosures about fair value measurements. SFAS No. 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. We are required to adopt the provisions of this statement as of January 1, 2008. Satmex is currently evaluating the impact of adopting SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. Satmex adopted the provisions of this statement as of December 31, 2006.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for us on January 1, 2008, although we can chose to adopt it on January 1, 2007 if we also adopt

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

SFAS No. 157 at that time. We have not decided if we will early adopt SFAS No. 159 or if we will choose to measure any eligible financial assets and liabilities at fair value.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” This bulletin summarizes the SEC staff’s views regarding the process of quantifying financial statement misstatements. Implementation of SAB No. 108 did not have any impact on the Company’s financial statements.

5.	Accounts Receivable

As of December 31, consist of:

	Successor Registrant	Predecessor Registrant
	2006	2005

Customers	$3,738	$2,164
Allowance for doubtful accounts	(1)	(107)
Value added tax and tax withholdings	2,279	615
Prepaid expenses	876	890
Other receivables	—	26

	$6,892	$3,588

6.	Satellites and Equipment

As of December 31, consist of:

	Successor Registrant	Predecessor Registrant
	2006	2005

Satellites in-orbit	$314,136	$403,707
Equipment for satellites	9,688	32,233
Furniture and fixtures	3,962	8,416
Leasehold improvements	—	5,868

	327,786	450,224
Accumulated depreciation and amortization	(2,937)	(261,267)

	324,849	188,957
Satellite under construction	—	241,514
Other construction in-process	573	476
Advances to antenna suppliers	30	—

	$325,452	$430,947

The Satmex 6 satellite was launched on May 27, 2006 and commenced operations in July 2006.

For the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the years ended December 31, 2005 and 2004 (Predecessor Registrant), amortization expense was $2.9 million, $40.0 million, $35.0 million, and $35.2 million, respectively.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Concessions

	Successor Registrant	Predecessor Registrant
	2006	2005

Orbital concession	$41,700	$516,206
Public telecommunications network	2,248	—

	43,948	516,206
Accumulated amortization	(117)	(104,306)

	$43,831	$411,900

For the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the years ended December 31, 2005 and 2004 (Predecessor Registrant), depreciation expense was $0.1 million, $11.8 million, $12.9 million and $12.9 million, respectively.

a.	Orbital Concessions and Facilities

The Mexican government granted to Satmex the rights of three concessions (the “Concessions”) for an initial 20-year term to operate in the orbital slots 114.9° W. L., 113.0° W. L., 116.8° W. L. in October 1997. On August 11, 2006, Satmex received information from the SCT that the extension of the Orbital Concession for an additional twenty-year term will be granted at the end of the first twenty-year period and subject to the compliance of the terms thereof, without the payment of any additional consideration to the Mexican government.

For the orbital concessions extension, Satmex needs to comply with the obligations mentioned in the concession documents, requiring the extension before starts the final fifth part of the concession term and obtain the approval, by the SCT of the new satellites technical and operative characteristics, and guarantee the use of the orbital slot during the concessions term and its extension.

The concession grantee, in accordance with the Ley Federal de Telecomunicaciones (“Federal Law of Telecommunications”) is required to maintain the satellite control centers within Mexican territory.

The satellites are controlled and operated through two control centers, one of them is located in the east side of Mexico City, on the grounds and the group of buildings property of the Mexican government, and the other control center is located in Hermosillo, Sonora within a property of the Mexican government too.

The land and installations where the control centers are located were granted through a concession for a 40 — year term, and Satmex pays rights of use, which are adjusted every 3 years by experts from the Secretaría de la Función Pública (see Note 17).

b.	Concession for the Use and Exploitation of a Telecommunications Public Network

The Mexican government granted to Enlaces on January 20, 1997, a concession to operate, install, exploit and use a public telecommunications network within Mexican territory, at no cost, in order to operate services for private and public networks, and to provide value added services. The concession term is for 30 years, with the possibility for an extension under certain conditions.

On November 9, 2000, Enlaces obtained from the SCT a registration of value-added services certificate, which allows it to offer the internet access services, electronic data transfer and multimedia services (content deliver to supermarket stands and television private channels). To guarantee the Enlaces commitments performance, it should issue a bail in favor of the Tesorería de la Federación, equivalent to 4,000 days of minimum salary current in the Mexico City, which should be valid during all the concession period.

On August 13, 2001, the SCT granted Enlaces, at no cost, a concession to operate the emission and reception rights of signal bands associated to foreign satellite frequencies TELSTAR 4, 5, 6, 7 and 12 that cover and may

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

provide services within Mexican territory, the term for this concession is for 10 years, with the possibility of an extension under certain conditions. On July 21, 2005, Enlaces submitted a petition to renounce the use of this concession granted, obtaining a favorable answer from the SCT on March 9, 2006.

The terms of both concessions are subject to some legal provisions regarding assignment or transfer of rights. According to Mexican Law, it is not allowed to transfer it to any foreign country or state. If the Mexican government expropriates them, the companies are entitled to liquidation or resignation of its rights.

8.	Intangibles

The other intangible assets recognized in connection with our adoption of fresh-start accounting are as follows:

	Weighted Average
	Remaining	Successor Registrant
	Amortization Period		Accumulated
	(Years)	Gross Amount	Amortization	Net Amount

Internally developed software and technology(2)	4	$270	$6	$264
Landing rights(1)	3	60	4	56
Customer relationships(1)	7	2,128	8	2,120
Contracts backlog(1)	8	67,990	3,192	64,798

Total		$70,448	$3,210	$67,238

The valuation methods used were income (1) and cost (2) approach.

Annual pre-tax amortization expense for intangible assets for the five years ended December 31 is estimated to be as follows:

2007	$14,325
2008	25,337
2009	13,622
2010	5,821
2011	3,035
Thereafter	5,098

$67,238

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Accounts Payable and Accrued Expenses

As of December 31, consist of:

	Successor Registrant	Predecessor Registrant
	2006	2005

Deposits and customer advances	$3,129	$2,073
Accounts payable to suppliers	1,744	1,635
Alterna TV provisions	1,167	738
Capital expenditures payable	1,095	—
Taxes payable	1,071	1,824
Equipment suppliers	900	—
Performance and sale bonuses	630	1,771
Professional fees	624	446
Sundry creditors	481	145
Other	407	755

	$11,248	$9,387

10.	Prepetition Liabilities Subject to Compromise — Predecessor Registrant

Prepetition liabilities subject to compromise included debt and accrued interest that were discharged as part of Satmex emergence from bankruptcy. Creditors received distributions consisting of debt and common stock in settlement of their bankruptcy claims. The ratio of debt and common stock the creditors received depended upon the priority of the claim allowed for each creditor. Prepetition liabilities subject to compromise at December 31, 2005 which were discharged upon Satmex emergence from bankruptcy consisted of the following:

Predecessor Registrant
2005
(Short Term)

FRNs at a variable rate using LIBOR plus 4.5%	$203,388
HYBs at annual fixed rate of 10.125%, converted to UDIs on September 7, 2005 (955,015,542 UDIs at $3.637532 Mexican pesos each)	324,333
Accrued interest	106,314

$634,035

11.	Debt Obligations

On November 30, 2006, in accordance with the Reorganization Plan, the FRNs and HYBs were extinguished and Satmex issued new bonds named FPSSN and SPSSN, which at December 31, 2006, present the following amounts, rates and periods:

Successor Registrant
2006
(Long Term)

FPSSN at variable rate using LIBOR + 8.75% (approximately 14.07% at December 31, 2006), due in 2011.	$238,237
SPSSN at annual fixed rate of 10.125%, due in 2013.	140,000

$378,237

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The FPSSNs and SPSSNs are secured with a lien on substantially all of Satmex’s assets, through the first and second priority collateral trust agreements, which have the character of unconditional and irrevocable guarantees, as well as on Satmex’s restricted subsidiaries’ shares (Enlaces and New Services Companies shares).

In exchange for cancellation of the old debt, at the Effective Date the FRN holders received new bonds issued by Satmex, named FPSSN, whose main characteristics are as follows:

•	Due date: November 30, 2011.

•	Interest monthly or quarterly coupon at annual London Interbank Offer Rate (“LIBOR”) plus 875 basis points.

•	Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third year, respectively. From the fourth year on, all payments will be at the stated interest rate.

•	Holders may request the Company to make prepayments of principal whenever the Company’s cash balance exceeds $5 million.

•	In the event of any change in the share control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•	Principal and interest are secured with the assets of Satmex, supported with a guarantee contract legally valid and linked in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces and the New Services Companies.

As an exchange and cancellation of the old debt, in the Effective Date, the HYB holders received new bonds issued by Satmex, named SPSSN, whose main characteristics are as follows:

•	Due date: November 30, 2013.

•	Interest: at the annual rate of 10.125%.

•	In the first year, the interest at the annual 10.125% rate will be capitalized; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will be reinvested; and beginning in the sixth year, total interest will be paid in cash until the FPSSN have been paid in full.

•	Holders may request prepayments of principal, once the FPSSN have been fully paid, and there is available cash in excess of $5 million.

•	In the event of a change in the share control of Satmex other than that of a buyer approved under the Restructuring Agreement, and unless approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the debentures at 100% of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•	Principal and interest are guaranteed with the assets of Satmex in second place and precedence stage substantially over all the Satmex assets, supported with a guarantee contract legally valid and linked in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces and the New Service Companies securities that are subject to the bankruptcy protection condition of the FPSSN.

The emission act related with the new debt obligations issued by Satmex establish to do and not to do commitments, common for this type of transactions. As part of those commitments Satmex assumed to provide periodic information to the bondholders, through the fiduciary agents HSBC Bank, N. A. and Wells Fargo Bank, N. A. (First Priority Indenture Trustee and Second Priority Indenture Trustee, respectively).

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As a result from the important changes in the financial restructure implementation of Satmex at the end of 2006, such as Enlaces incorporation as subsidiary, the total assets and liabilities valuation at fair value, the accounting figures translation to US dollars, among others; Satmex has suffered an unexpected delay in the consolidated financial information preparation, which has been not reported to the HSBC Bank, N. A. as a First Priority Indenture Trustee.

Due to the delay in the information delivery, the FPSSN holders or its trustee may declare overdue the debt obligations and require immediate payment, since such circumstance is a default according to the commitment established in the SPSSN indenture, and at the same time, is an event of default under the FPSSN indenture. In reference to the SPSSN agreement, the delay does not constitute by itself a default event since Satmex does have to receive a written notification from its creditors notifying the no compliance. After notification Satmex has 30 days to cure such noncompliance.

Satmex has kept informed the trustee about the delays in the delivery of the consolidated financial information and the actions Satmex is taking to comply with such commitment, at the date of this report Satmex has not received any type of notification requiring the payment of the credit represented by the FPSSN or notifying the failure in the case of the SPSSN. Satmex consider low probabilities to receive a notification to demand the payment of the credit represented by the SPSSN.

12.	Labor obligations

Net periodic cost associated with labor obligations was $226 in 2006 and $8 in 2005. Other disclosures required by accounting principles are considered immaterial.

13.	Shareholders’ Equity

Successor Registrant

The common stock of the Predecessor Registrant was extinguished and deemed canceled, according to the POR.

a. As of December 31, 2006, the common stock at par value is:

Shares
Common Stock			Variable Stock
Class I			Class II		Rights%
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

b. After the Effective Date, Deutsche Bank México, S. A., Institución de Banca Múltiple, División Fiduciaria, as trustee is the registered owner and holder of 96% of common stock representative shares (including neutral investment shares) and 90% of Satmex’s ordinary common stock.

c. Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, as trustee is the registered owner and holder of 4% of common shares (including neutral investment shares) and 10% of Satmex’s ordinary common stock.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The main purpose of both trustees is to achieve the benefits of the probable sale of Satmex in favor of 100% of Satmex common stock representative shares.

d. Series A and B shares are ordinary, and Series N shares have limited voting rights, and have no right to a preferred dividend, since these are neutral investment shares, in accordance with the Foreign Investments Law and Regulations.

e. Satmex obtained from the Comisión Nacional de Inversiones Extranjeras (“Foreign Investments National Commission”) the authorization for new neutral investment, series N and from the Comisión Federal de Competencia (“Federal Antitrust Commission”) obtained the approval related to share concentration due to common stock increase, as well as the SCT approved the new common stock structure, according to the terms and conditions established in the orbital concessions.

f. Shareholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a dividend tax, payable by the Company, in the event of distribution. Any income tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment, against the year or monthly income tax payments. Satmex has not paid any dividends.

g. The tax contributed capital account as of December 31, 2006 and 2005 is $1,458,727 and $1,797,291, which is higher than shareholders’ equity according to the consolidated balance sheets.

Predecessor Registrant

As of December 31, 2005, common stock at par value was as follows:

Series

A Common stock	2,601,000
B Common stock	2,499,000
N Common stock	4,900,000
C Preferred stock	606,730

10,606,730

At December 31, 2005, the common stock and the notional value were as follows:

	Shares	Amount

Common stock:
Fixed	5,000	$6
Variable	9,995,000	389,569

	10,000,000	$389,575

Preferred stock:
Fixed	606,730	$31,886

As of December 31, 2005, Servicios held 70.71% of the outstanding common stock of Satmex, Loral held 4.46% in preferred stock; Principia held 1.26% in preferred stock and the Mexican Government held 23.57%.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Related Party Transactions

a. Related party transactions performed in the normal course of operations were as follows:

	Successor
	Registrant	Predecessor Registrant
	December 1	January 1
	to	to
	December 31,	November 30
	2006	2006	2005	2004

Revenues from:
Satellite services
Mexican government sector	$253	$2,612	$3,036	$2,454
Satellite capacity to Mexican government	195	2,017	2,200	2,200
Loral Skynet Corporation	96	24,071	1,253	1,542
Enlaces (11 months of 2006)	—	1,360	950	659
Liquidity damages for delivery delay of Satmex 6	—	—	8,500	—
Enlaces (11 months of 2006)
Expense reimbursements	—	—	287	2,597
Lease of teleport and equipment	—	149	—	500
Interest	—	781	632	7
Expenses from:
Administrative labor — Service Companies	—	10,454	10,622	14,773
Storage — SSL	—	105	1,760	1,753
Purchase equipment — Enlaces	—	—	—	107
Commissions — Loral Skynet	—	—	1,540	—
Technical assistance — Loral Skynet	—	—	164	533
Rent of control centers — Mexican government	74	368	411	382
Guarantee fees — Servicios and Firmamento	1	53	55	53
Replacement capacity — Loral	—	—	7	7
Construction Satmex 6 — Loral	—	26,776	1,651	—

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

b. Related party receivable and payable balances are as follows:

	Successor Registrant	Predecessor Registrant
	2006	2005

Amounts receivable, net:
Loral Skynet	$99	$6,221
Enlaces:
Administrative and logistical expenses	—	3,406
Current portion of long-term unpaid balance	—	690
Interest	—	735
Satellite service and teleport lease	—	120
Mexican government sector	318	676
Globalstar Mexico, S. A. de C. V.	213	—
Allowance for doubtful accounts	—	(3,500)

	$630	$8,348

Enlaces — long-term unpaid balance	$—	$2,645

Amounts payable:
Service Companies	$1,342	$1,910
Loral SpaceCom Corporation	15	630
Servicios	10	—
Servicios Corporativos Alcance, S. A. de C. V.	69	—
Principia	3	—

	$1,439	$2,540

15.	Reorganization Expenses Due to Chapter 11 Process

Reorganization expenses due to emergence from bankruptcy were as follows:

	Predecessor Registrant
	January 1 to
	November 30,
	2006	2005	2004

Professional fees	$27,985	$7,666	$7,416
Loss on discharge of pre-petition liabilities	5,346	—	—
Others	116	—	—

	$33,447	$7,666	$7,416

16.	Income and Asset Taxes

In accordance with Mexican tax law, Satmex is subject to income tax (ISR) and asset tax (IMPAC). ISR is computed taking in consideration the taxable and deductible effects of inflation. Taxable income is increased or reduced by the effects of inflation in certain monetary assets and liabilities through the inflationary component.

Satmex is also subject to IMPAC, which is similar to an alternative minimal tax. IMPAC is calculated by applying 1.8% in the net average in the majority of restated assets less certain liabilities and is payable only payable to the extent that exceeds ISR payable to the same year.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Any required payment of IMPAC is creditable against of the excess of ISR over IMPAC of the following 10 years.

a. Satmex and its subsidiaries are subject to ISR and IMPAC.

b. The ISR is calculated individually by Satmex as well as for the subsidiaries using the tax rate of 29% in 2006, 30% in 2005 and for 2007 will be 28%.

c. The IMPAC tax rate for 2006 is 1.8% and it is calculated individually by Company which it is applicable. It’s only paid by the amount that exceeds the ISR of the year.

d. In accordance with the principal amendments to the IMPAC law on January 1st, 2007, the IMPAC tax rate was reduced from 1.8% to 1.25% and a new methodology for its calculation, which is applicable to the total asset value without allowing the reduction of financial debt, was established. Satmex and Enlaces filed a write of relief to challenge the amendment of IMPAC law.

In 2006 and 2005 Satmex did not generate IMPAC.

e. The provision (benefit) for income tax on the (loss) income consists of the following:

	Successor Registrant	Predecessor Registrant
	December 1	January 1
	to	to
	December 31,	November 30,
	2006	2006	2005	2004

ISR:
Current	$29	$—	$—	$—
Deferred	282	18,726	238	(4,378)

	$311	$18,726	$238	$(4,378)

For the deferred income tax calculation as of December 31 and November 30, 2006, 2005 and 2004, the Company applied to the temporary differences the applicable rates in accordance with the estimated dated of reversal. The result derived from the application of several rates is presented in the next paragraph.

f. A reconciliation of the statutory income tax rate is as follows:

	Successor	Predecessor Registrant
	Registrant	January 1
	December 1 to	to
	December 31,	November 30,
	2006	2006	2005	2004

Statutory income tax rate	29%	29%	30%	33%
Plus (minus) permanent difference effects:
Inflation effects	(11)	13	(19)	(2)
Non deductible expenses	(2)	(23)	—	—
Effect of change in statutory tax rate	—	—	—	13
Change in valuation allowance	(20)	(53)	(11)	(37)

Effective income tax rate	(4)%	(34)%	0%	7%

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

g. The significant components of the net deferred ISR asset (liability) are:

	Successor Registrant	Predecessor Registrant
	2006	2005

Current assets:
Deferred revenue and others	$1,464	$1,024
Other, net	1,314	4,107

Total current assets	2,778	5,131
Current Liabilities:
Prepaid insurance	(1,321)	(821)
Valuation allowance	(1,265)	—

Net current deferred tax asset	$192	$4,310

Noncurrent assets:
Tax loss carryforwards	$174,612	$111,298
Concessions — net	74,410	—
Deferred revenue and others	20,002	13,745
Other, net	191	954

Deferred ISR asset	269,215	125,997
Noncurrent liabilities:
Satellites and equipment — net	(63,167)	(34,013)
Concessions — net	—	(33,497)
Intangibles — net	(19,112)	—

Total noncurrent liabilities	(82,279)	(67,510)
Valuation allowance	(186,827)	(88,762)

Net, long-term deferred tax asset (liability)	$109	$(30,275)

h. At December 31, 2006 Satmex has tax loss carryforwards, which are available to offset future taxable income, as noted below. Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $186.6 million and $88.7 million as of December 31, 2006, and 2005, respectively, against the deferred tax assets.

Expiration Date	Amount

2008	$93,280
2010	142,977
2012	65,712
2013	77,128
2014	29,582
2015	2,806
2016	212,131

$623,616

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

17.	Contingencies and Commitments

Satellite Matters

a. At the Effective Date, the Board of Directors decided to not renew the in-orbit insurance for Solidaridad 2 primarily because the satellite’s life ends in 2008. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b. In June 2006, Satmex contracted in-orbit insurance for the Satmex 6, which expires in May 2007, and provides coverage for $285 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to cease the insurance coverage. The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

On May 27, 2007, Satmex renewed the in-orbit-insurance policy for Satmex 6 satellite, which expires on May 27, 2008, and provides coverage for $288 million for total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity.

c. In December 2006, Satmex renewed the in-orbit insurance for the Satmex 5 satellite, which expires in December 2007, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to cease the insurance coverage.

The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. Its also have another exclusion related to the anomaly from the channel 1C.

The insurance policy terms and conditions are according to actual industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position.

d. On November 2003, Satmex 5 experienced anomalies in the XIPS. These anomalies occurred during normal orbital control procedures and did not affect customer service. Even though the anomalous behavior continues, as of February 2004, the operation of secondary XIPS was restored. The redundancy provided by primary XIPS is not available.

Since June 2005, the primary XIPS has been used as the operating propulsion system because the secondary XIPS ceased providing the required inclination control. Use of the primary XIPS will produce adverse effects such as contamination on the solar arrays and it will require bipropellant gas supplementary consumptions. Tests suggested by the manufacturer have been performed on the secondary XIPS; however the results indicate that the secondary XIPS is no longer available. Nevertheless the final diagnostic is still pending.

If Satmex 5 experiences a total failure of its XIPS, the remaining useful life with bipropellant gas would be 3.33 years at the date of these financial statements.

Regulatory Matters

e. Enlaces should submit annually to the COFETEL the audited financial statements; in the case that are not filed it should be considered a possible penalty, which will not have significant impact in its financial position.

f. The satellite concessions granted by the Mexican government, establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned approximately amount 362.88 MHz.

g. Satmex pays rights of usage for the facilities where control centers are located. Accordingly with the concession titles, it should pay rights during the concession period for an equivalent of 7.5% of the facilities value determined by experts and updated periodically. Future expenses are expected to be $2,210 for the five year period from 2007 to 2011.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Other Matters

h. Satmex received a definitive adverse judgment claim by a supplier for the payment of certain expenses. Such judgment requires the payment of unquantified expenses incurred by the defendant; however, Satmex management considers it will not have a significant effect on its financial position or results of operations.

i. Additional taxes payable could arise in transactions with related parties if the tax authority, during a review, believes that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

j. Satmex leases the building where are located its administrative offices. According with the leasing contract it establishes a mandatory period of three years starting in June 2005 and concluding in May 2008. Rental expense was $248 in 2006, $19.4 in 2005 under this new lease as well as the previous lease. The minimum future payments, until the end of the contract, amount to $353.

k. Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of December 31, 2006, are as follows:

Expiration Date	Amount

2007	$72,233
2008	50,571
2009	27,355
2010	13,719
2011	7,520
Thereafter	10,189

$181,587

1. The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof. While we are the only user of the building that houses the Primary Control Center, Satmex is required to share the water facilities of this site with the users of the rest of the buildings in the complex.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Business Segments

Satmex the Successor Registrant identifies its reportable segments by three concepts: fixed satellite services, direct-to-home television services (AlternaTV) and operation control and distribution of public networks of telecommunications (Enlaces), as follows:

Successor Registrant

	From December 1 to December 31, 2006
	Satellite Services	AlternaTV	Enlaces	Other	Total

Revenues	$4,964	$557	$1,509	$1,938	$8,968
Eliminations	(243)	—	(36)	(1,938)	(2,217)

Operating revenues as reported	4,721	557	1,473	—	6,751

Cost and expenses	5,763	233	656	—	6,652
Eliminations	(1,954)	(20)	(243)	—	(2,217)

	3,809	213	413	—	4,435

Depreciation and amortization	6,239	3	24	—	6,266
Operating loss from continuing operations	(5,327)	341	1,036	—	(3,950)
Interest expense					(4,333)
Interest income					103
Net foreign exchange gain					(123)

Loss before income taxes and minority interest					(8,303)

Income taxes					311
Minority interest					140

Loss from continuing operations					$(8,754)

Capital expenditures	$814	$—	$714	$—	$1,528

Total assets	$494,301	$1,524	$12,221	$18	$508,064

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Predecessor Registrant

	January 1, 2006 through November 30, 2006
	Satellite Services	AlternaTV	Total

Revenues	$82,323	$6,019	$88,342
Costs and expenses	44,574	2,592	47,166
Depreciation and amortization	51,778	2	51,780

Operating loss from continuing operations	(14,029)	3,425	(10,604)
Reorganization expenses			(33,447)
Interest expense			(19,152)
Interest income			2,711
Net foreign exchange gain			5,690
Preferred stock dividend requirement			(1,130)
Deferred income tax			18,726

Loss from continuing operations			$74,658

Capital expenditures	$45,884	$—	$45,884

Total assets	$881,648	$1,498	$883,146

	For the Year Ended December 31, 2005
	Satellite Services	AlternaTV	Total

Revenues	$66,046	$3,826	$69,872
Costs and expenses	31,490	1,578	33,068
Depreciation and amortization	47,925	2	47,927

Operating (loss) income from continuing operations	(13,369)	2,246	(11,123)
Reorganization expenses			(7,666)
Interest expense			(48,375)
Interest income			2,315
Net foreign exchange loss			(5,722)
Preferred stock dividend requirement			(1,507)
Deferred income tax			238

Loss from continuing operations			$(72,316)

Capital expenditures	$8,335	$2	$8,337

Total assets	$923,995	$1,276	$925,271

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	For the Year Ended December 31, 2004
	Satellite Services	AlternaTV	Total

Revenues	$70,986	$719	$71,705
Costs and expenses	28,064	979	29,043
Depreciation and amortization	48,106	2	48,108

Operating loss from continuing operations	(5,184)	(262)	(5,446)
Reorganization expenses			(7,416)
Interest expense			(49,543)
Interest income			3,583
Net foreign exchange loss			(97)
Preferred stock dividend requirement			(1,507)
Deferred income tax			(4,378)

Loss from continuing operations			$56,048

Capital expenditures	$1,429	$17	$1,446

Total assets	$952,639	$739	$953,378

The following table presents the revenues by country based on customer location for the periods from December 1 2006 to December 31, 2006 and January 1 to November 30, 2006 and for the years ended December 31, 2005 and 2004.

	Successor
	Registrant	Predecessor Registrant
	December 1 to	January 1 to
	December 31,	November 30,
	2006	2006	2005	2004

United States of America	$3,508	$55,761	$34,692	$33,569
Mexico	2,324	24,079	29,315	32,712
Central and South America	919	8,502	5,865	5,424

	$6,751	$88,342	$69,872	$71,705

SATÉLITES MEXICANOS, S. A. DE C. V.

VALUATION AND QUALIFYING ACCOUNTS
For the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the years ended December 31, 2005 and 2004 (Predeccessor Registrant)

		Additional
	Balance at	Charged			Balance at
	Beginning of	(Credited) to			Beginning of
	Period	Expenses	Deductions		Period

Allowance for doubtful accounts
Successor Registrant
December 1 to December 31, 2006	$1	$—	$—		$1
Predecessor Registrant
January 1 to November 30, 2006	107	38	144	(1)	1
Year ended December 31, 2005	563	104	560	(1)	107
Year ended December 31, 2004	1,859	12	1,308	(1)	563
Allowance for due from related party accounts
Successor Registrant
December 1 to December 30, 2006	$—	$—	$—		$—
Predecessor Registrant
January 1 to November 30, 2006	3,500	(3,500)	—		—
Year ended December 31, 2005	922	2,578	—		3,500
Year ended December 31, 2004	1,934	(1,012)	—		922
Valuation allowance on deferred income taxes
Successor Registrant
December 1 to December 31, 2006	$183,671	$4,421	$—		$188,092
Predecessor Registrant
January 1 to November 30, 2006	88,762	94,909	—		183,671
Year ended December 31, 2005	75,519	13,243	—		88,762
Year ended December 31, 2004	70,130	5,389	—		75,519

(1)	Write-offs of uncollectible accounts.