Form 20-F
period 2007-12-31
SATELITES MEXICANOS SA DE CV
filed 2008-06-27
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Rodolfo Gaona No. 86, 4° Piso
Col. Lomas de Sotelo
11200 Mexico, D.F.
Mexico
(52) 55-2629-5800
Jurisdiction of incorporation: Mexico
Securities for which there is a reporting obligation pursuant to Section 15 (d)
of the Act: not applicable.
The number of outstanding shares of capital stock as of December 31, 2007 was:
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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards ☐	Other ☐
as issued buy the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
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
Yes ☑    No ☐

PART I
ITEM 3. Key Information
SELECTED FINANCIAL DATA
The following table presents selected historical financial information for Satélites Mexicanos, S.A. de C.V. and its subsidiaries (“we,” “us” or the “Company” or “Satmex”) for the year ended December 31, 2007 and the period from December 1 to December 31, 2006 (Successor Registrant), the period from January 1 to November 30, 2006 and for the years ended December 31, 2005, 2004 and 2003 (Predecessor Registrant). The information was derived from our audited financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S.A”.). The following information should be read together with, and is qualified in its entirety by reference to, “Factors Relating to Satmex,” “Factors Relating to Regulatory Environment,” “Factors Relating to Mexico,” “Operating and Financial Review and Prospects” and our financial statements, and the related notes thereto, included elsewhere herein.
Satmex adopted fresh-start reporting (“fresh-start reporting”), pursuant to the American Institute of Certified Public Accountants Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”), as of November 30, 2006. Accordingly, our consolidated financial information disclosed under the heading “Successor Registrant”, for the year ended December 31, 2007 and for the period from December 1 to December 31, 2006, is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant”, for the period from January 1 to November 30, 2006 and prior years.

	Successor Registrant		Predecessor Registrant
	Year Ended	December 1 to	January 1 to
	December 31,	December 31,	November 30,	Years Ended December 31,
	2007	2006	2006	2005	2004	2003
	(Amount in millions of U.S. dollars)
Statement of Operations Data:
Revenue	$102.2	$6.8	$88.3	$69.9	$71.7	$78.8
Operating loss	(5.9)	(3.9)	(10.6)	(11.1)	(5.4)	(7.6)
Loss before income taxes	(55.8)	(8.3)	(54.8)	(70.6)	(58.9)	(43.4)
Income taxes (expense) benefit	(0.9)	(0.3)	(18.7)	(0.2)	4.4	21.3
Net loss	(57.5)	(8.7)	(73.5)	(70.8)	(54.5)	(64.7)
Net loss applicable to common shareholders(1)	(57.5)	(8.7)	(74.7)	(72.3)	(56.0)	(66.3)
Other Data:
Depreciation and amortization	$53.1	$6.2	$51.8	$47.9	$48.1	$48.4
Capital expenditures	2.4	1.5	45.9	8.3	1.4	37.9
Balance Sheet Data (at end of period):
Total assets	$470.2	$508.1	$883.1	$925.3	$953.4	$977.1
Current maturities of long-term debt (excluding accrued interest)	—	—	527.7	527.7	523.4	523.6
Long-term debt	393.2	378.2	—	—	—	—
Shareholders’ (deficit) equity	(19.4)	38.0	102.7	178.6	249.4	303.9

(1)	Net loss applicable to common shareholders comprises our net loss for the year less our preferred stock dividend. This information only applies for “Predecessor Registrant”.
EXCHANGE RATES
The noon buying rate published by the Federal Reserve Bank of New York for the purchase and sale of U.S. dollars, expressed in Mexican pesos per dollar, was $10.29 on June 27, 2008.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS
This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “will”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below. We undertake no obligation to update any forward-looking statement.
Factors Relating to Satmex
As a result of our concurso mercantil and the implementation of our plan of reorganization (the “Plan of Reorganization”) filed with the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) in our bankruptcy case under Chapter 11 of Title 11 of the U.S. Bankruptcy Code, our financial information after November 30, 2006 is not comparable to our prior years’ financial information.
As a result of our concurso mercantil, a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico (the “LCM”) and the consummation of the Plan of Reorganization, we are operating our business under a new capital structure, we extinguished our old floating rate notes and fixed rate notes, we issued new floating rate notes (the “First Priority Notes”) and fixed rate notes (the “Second Priority Notes”, and, together with the First Priority Notes, the “Notes”) and commenced the accrual of interest on the new fixed rate notes, among other changes. In addition, we granted Loral Space and Communications Corporation (“Loral”) an usufructo (a Mexican law concept that grants another person the right to use and enjoy another person’s property) over four of our transponders on Satmex 6 and three of our transponders on Satmex 5 and recognized significant one time sales and expenses associated with the grant. Furthermore, pursuant to the terms of the Plan of Reorganization, we acquired a 75% interest in Enlaces Integra, S. de R.L. de C.V. (“Enlaces”), our value-added broadband over satellite services subsidiary and, therefore, the results of operations of Enlaces have been consolidated with our results of operations, beginning on December 1, 2006. Accordingly, our financial condition and results of operations after November 30, 2006, are not comparable to the financial condition or results of operations of our prior years reflected in the historical financial statements contained in this annual report on Form 20-F. See “Selected Financial Data.”
We have a history of significant net operating losses and we may not be able to improve successfully our performance or obtain profitability.
We incurred consolidated net losses applicable to common shareholders of approximately $57.5 million, $83.4 million and $72.3 million during fiscal years 2007, 2006 and 2005, respectively. Our ability to improve our performance and obtain profitability is dependent on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities, refinance our existing debt and construct a high-power replacement for Solidaridad 2 in orbital slot 114.9° W.L., which we refer to as Satmex 7. Our failure to improve our performance or obtain profitability could have a material adverse effect on our business, results of operations or financial condition, and could adversely affect our ability to make payments on our debt obligations.
Our ability to obtain additional financing and to refinance the notes in the future may be limited.
In the future, we may require additional financing to service or refinance our indebtedness, fund our operations and/or invest in the growth of our business. Our existing indentures severely restrict our ability to incur additional debt. Among other things, we likely will need to seek financing in connection with the construction of Satmex 7. We may not be able to access financing on terms acceptable to us and permitted by our existing indentures, if at all. In addition, we are highly leveraged. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico and the other countries where our customers are located, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are largely beyond our control.

We have incurred significant indebtedness, including secured indebtedness, to acquire and launch our satellites that may limit our cash flow for capital expenditures and other expenses.
We have a significant amount of debt and, subject to applicable restrictions in our debt instruments, may incur additional debt in the future. As of December 31, 2007, we had total long-term debt of approximately $393.2 million, and a deficiency of earnings to cover depreciation and amortization fixed charges for the year ended December 31, 2007 of approximately $53.1 million.
The level of our indebtedness has had and may continue to have important consequences. Among others, it has:
•
limited cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes as a result of dedicating a substantial portion of our cash flow from operations to servicing our debt;

•	increased our vulnerability to general adverse economic and industry conditions;
•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;
•	placed us at a relative disadvantage to our competitors that have less debt and greater operating and financing flexibility than we do;
•	made us vulnerable to interest rate increases because approximately 61% of our indebtedness is, and will continue to be, subject to variable rates of interest;
•	exposed us to increased interest expense to the extent we refinance existing debt with higher cost debt; and
•	limited, through covenants in our indebtedness, our ability to borrow additional funds.
Our indebtedness may also:
•	adversely affect our relationship with customers and suppliers; and
•	limit future increases in the value, or cause a decline in the value of our equity, which could limit our ability to raise additional capital by issuing equity.
The restrictions contained in agreements governing our indebtedness may impair our ability to finance our future operations or capital needs or engage in other business activities.
A default by us under our debt obligations could result in the acceleration of those obligations, which in turn could trigger cross defaults under other agreements governing our long-term indebtedness. In addition, the holders of the First Priority Notes issued pursuant to the indenture governing such notes and the holders of the Second Priority Notes issued pursuant to the indenture governing such notes could foreclose on the collateral, which includes equity interests in certain of our subsidiaries, and exercise other rights of secured creditors. Any default under our debt could adversely affect our growth, our financial condition, our results of operations, and our ability to make payments on our debt, and could force us to seek the protection of the bankruptcy laws. We may incur significant additional debt in the future. If current debt amounts increase, the related risks that we now face may intensify.

We may not have sufficient funds to be available to redeem our First Priority Notes and Second Priority Notes upon a change of control.
Under the terms of the indentures governing the First Priority Notes and the Second Priority Notes, subject to certain conditions, upon a change of control we must offer to redeem the First Priority Notes and the Second Priority Notes and pay premium, accrued interest, and additional amounts, if any, on the notes, in each case to the date of purchase. After our restructuring, a technical committee representing our shareholders actively pursued the sale of our debt and equity; however, the sale was suspended in June 2007. If the sale process is resumed and there is a change of control pursuant to such sale process or for any other reason, we may not have sufficient funds available to make payments under our First Priority Notes and our Second Priority Notes to enable us to redeem all of such Notes sought to be sold by holders upon a change of control. Any failure to redeem the First Priority Notes and Second Priority Notes in the event of a change of control could, after the expiration of applicable cure periods, result in an event of default thereunder.
The value of the collateral securing the Notes may not be sufficient to satisfy our obligations under the Notes.
The First Priority Notes and Second Priority Notes are secured by first and second priority liens, respectively, on the collateral. In the event of foreclosure on the collateral, the proceeds from the sale of the collateral securing indebtedness under the First Priority Notes and the Second Priority Notes will be applied first to satisfy indebtedness and all other obligations under the First Priority Notes before any such proceeds are applied in respect of the Second Priority Notes. The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the condition of the collateral and the satellite industry, the ability to sell the collateral in an orderly sale, the condition of the international, national and local economies, the availability of buyers and similar factors. You should not rely upon the book value of the collateral as a measure of realizable value for such assets. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value. To the extent that third parties hold liens (including statutory liens), whether or not permitted by the indentures governing the First Priority Notes and the Second Priority Notes, such third parties may have rights and remedies with respect to the collateral securing the First Priority Notes and the Second Priority Notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the First Priority Notes and the Second Priority Notes. There can be no assurance that in a foreclosure, the value of the collateral will be sufficient to satisfy the First Priority Notes and the Second Priority Notes in full.
The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity.
The indentures governing our debt contain a number of significant covenants that could adversely affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations. These covenants restrict, among other things, our ability to:
•	incur additional debt or amend the terms of existing debt;
•	repurchase or redeem equity interests and debt;
•	issue equity;
•
merge or consolidate with any other person or enter into a change of control transaction (see “We may not have sufficient funds to be available to redeem our First Priority Notes and Second Priority Notes upon a change of control”);

•	spend excess cash flow or insurance proceeds;
•	make certain investments, loans, guaranties or acquisitions;
•	pay dividends or make other distributions;

•	create restrictions on the payment of dividends or other amounts;
•	sell, assign, transfer, lease or otherwise convey certain of our assets;
•	enter into related party transactions;
•	enter into new lines of business; and
•	grant liens and pledge assets.
Furthermore, the indentures require us to, among other things, provide annual audited financial statements, with an unqualified opinion from our independent auditors. See “Liquidity and Capital Resources” for additional details on our debt covenants and future liquidity. Our ability to comply with these provisions may be affected by events beyond our control, and we need to refinance existing debt if we are unable to obtain the flexibility needed to execute our business plan by way of consent solicitations to our existing creditors.
Investors in the Notes may not be able to find a purchaser should they need to dispose of their investment prior to maturity.
The First Priority Notes and Second Priority Notes are not registered under the Securities Act or any state or other securities laws and holders of the First Priority Notes and Second Priority Notes have no right to demand that we register the First Priority Notes and Second Priority Notes for resale under applicable securities laws or conduct a registered exchange offer for the First Priority Notes and Second Priority Notes, and we do not intend to do so. Consequently, the First Priority Notes and Second Priority Notes are subject to restrictions on transfer. The liquidity of the trading market in the First Priority Notes and Second Priority Notes, and the market prices quoted for the First Priority Notes and Second Priority Notes, may be adversely affected by changes in the overall market for high-yield securities generally or the interest of securities dealers in making a market in the First Priority Notes and Second Priority Notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. No market for the First Priority Notes and Second Priority Notes currently exists, and there can be no assurance that such a market will develop, or if developed, that it will continue to exist.
Our in-orbit satellites are vulnerable to failure.
Satellites utilize complex technology and operate in the harsh environment of space, and accordingly, are subject to significant operational risks during launch and while in orbit. These risks include system or component failures or malfunctions, commonly referred to as anomalies. In the past, we lost a satellite in orbit and more recently, our Solidaridad 2, Satmex 5 and Satmex 6 satellites have experienced temporary anomalies. Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life and it is not feasible to repair a satellite in space. In-orbit satellite failure may result from various causes including:
•	component failure;
•	loss of power or fuel;
•	inability to control positioning of the satellite;
•	solar and other astronomical events; and
•	collisions with space debris.
Many factors also affect the useful lives of satellites, including:
•	station-keeping fuel consumption to maintain a satellite’s position in orbit;
•	the quality of manufacture;
•	gradual degradation of solar panels or other systems or components; and
•	the durability of components.

Our Solidaridad 2 satellite was manufactured by Boeing Satellite Systems, Inc. (“Boeing”) (formerly Hughes Space and Communications International, Inc.) and is similar in design to other satellites built by the same manufacturer that have experienced in-orbit component failures, including failures of on-board satellite control processors, even though Solidaridad 2 has not experienced any such failures.
On July 3, 2007, during a station-keeping maneuver, Solidaridad 2 experienced a pointing anomaly that temporarily affected its service. Contingency procedures were enacted immediately and services were restored the same day. The cause of the anomaly was a torque imbalance resulting from typical late-life propellant behavior. Since then, Solidaridad 2 has operated in “open loop” operations mode, however, based on observed data from maneuvers executed in open loop mode, such maneuvers have underperformed as compared to maneuvers executed in normal mode.
On January 27, 2008, Solidaridad 2 experienced a pointing anomaly causing the loss of earth-pointing capability. Services were restored the same day. There was no damage to Solidaridad 2 and all units showed normal performance. The cause of this anomaly is under investigation.
Solidaridad 2 was placed in inclined orbit on March 1, 2008. The estimated remaining life of Solidaridad 2 in inclined orbit is 5.1 years as of May 1, 2008.
Our Satmex 5 satellite was launched in 1998 with a primary and a secondary Xenon Ion Propulsion System (“XIPS”), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. Satmex 5 is also equipped with a redundant, independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back-up chemical propulsion system of Satmex 5 would provide, as of May 1, 2008, up to 03.10, plus or minus 0.3 years of station-keeping capability to maintain its position in orbit.
On November 17, 2003, Satmex 5’s secondary XIPS system, which was in operation at the time, the station-keeping system in operation, failed to operate satisfactorily. As a result, the primary XIPS on Satmex 5 was activated on December 1, 2003 to perform station-keeping operations, and it initially also failed to operate satisfactorily. Our engineers, working together with Boeing, restored the primary XIPS to an acceptable level of operation. In February 2004, we switched the Satmex 5 station-keeping operations back to the secondary XIPS and maintained such operations through May 2005, when the performance of the secondary XIPS was determined to be below required specifications. On the recommendation of Boeing, Satmex 5 has since been operated using the primary XIPS, however, use of the primary XIPS system for station-keeping operations generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date substantially all maneuvering tests have failed. As a result, we believe that the secondary XIPS is no longer available. Satmex 5 is not insured for a loss due to a XIPS failure.
On October 13, 2004, Satmex 5 suffered a pointing anomaly, due to an automatic switching from the main on-board computer to the back-up computer, which caused a temporary interruption in some of the satellite’s services. Services were restored on the same day. On February 23, 2005, the main on-board computer was switched back on line and since then, Satmex 5 has been operating normally.
On October 29, 2007, Satmex 5 suffered a sudden outage of channels 18K, 20K, 22K and 24K. A spare receiver was used to reestablish service on these channels. Since then all the communications services have been functioning normally. The cause of this anomaly is under investigation.
On September 9, 2006, Satmex 6 experienced an unexpected reset of its primary attitude control electronics (“ACE-1”) unit. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost-earth pointing capability until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that a software sequence timing problem caused the loss of earth-pointing capability. The satellite manufacturer, Space Systems/Loral (“SS/L”), developed and tested a software modification which was delivered to us and uploaded to the spacecraft on April 3, 2007 to avoid a recurrence of this problem.

On January 1, 2007, one of the Satmex 6 Ku-band amplifiers experienced a spontaneous shut-down. We followed manufacturer procedures and the affected channel was switched to a back up amplifier to reestablish service. The performance of the affected channel has been normal since then. As a result, the redundancy in the Ku-1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels, leaving three redundant amplifiers.
On December 1, 2007, Satmex 6 experienced an unexpected reset of the attitude control electronics unit then acting as the primary unit (“ACE-2”), similar to the one experienced on September 9, 2006. However, due to the software modification uploaded to the spacecraft on April 3, 2007, , in this instance, the satellite successfully executed an auto-swap to the ACE-1 and the satellite did not lose earth-pointing capability. On December 6, 2007, the ACE-2 unit was tested and it was confirmed that the unit was healthy and functional. The ACE-1 unit is now being used as the primary attitude control electronics unit and is performing normally.
On March 22, 2008, Satmex 6’s heaters, which are controlled by the primary Enhanced Heater Control Tray (“EHCT”) powered off spontaneously, caused a loss of thermal control to Battery 1. As part of the operating procedures, Battery 1 temperatures were restored to their normal operating range, using the redundant heaters on the redundant EHCT, which are currently controlling the spacecraft temperatures. The cause of this anomaly is under investigation.
If we were to lose either of our satellites, or if one of them were to experience technical failures or anomalies that shortened its useful life, it would decrease our capacity, lower our revenues and materially adversely affect our business.
If we are unable to finance, build and successfully launch our proposed Satmex 7 satellite our ability to grow our business will be materially and adversely affected.
Our Satmex 5 and Satmex 6 satellites are nearly fully contracted. Therefore, in order for us to increase our fixed satellite services revenue we will need to either increase the fees we charge our customers or obtain additional satellite capacity, most likely through the design, construction and launch of a new satellite, Satmex 7. We may not be able to build and launch Satmex 7 if we are unable to obtain funding, if we determine it is not economical to proceed with the launch or if there is a failure, regardless of whether the loss is insured. Under our existing indentures, we are not permitted to incur debt financing to fund the cost of Satmex 7 except on a subordinated unsecured basis and only if our leverage ratio (as defined) on a pro forma basis does not exceed 7 to 1 after giving effect to the financing. We do not believe that subordinated financing is currently available to fund Satmex 7 and such financing may not become available in the future. If we are unable to finance, build and successfully launch Satmex 7, our ability to grow our business will be materially and adversely affected and we will likely not be able to meet our business plan. As a result, we could have difficulty making the scheduled interest payments on the Notes, if we do not obtain other sources of income growth. In addition to the decrease in income, if we are unable to replace Solidaridad 2 with Satmex 7 or another satellite, we could lose our 114.9° orbital slot.
Even if we are successful in funding the construction of Satmex 7, we may experience launch failure with respect to Satmex 7 that could result in the partial or total loss of the satellite. Satellite manufacture and launch involve complex processes and technologies, and we rely on contractors for both the manufacture and the launch of our satellites. Even if launched into orbit, a satellite may fail to enter into its designated orbital location or we may use more fuel than planned to place a satellite into its orbital location and, as a result, reduce the orbital maneuver life of the satellite.
We may not be able to renew our insurance policies for our satellites at commercially reasonable rates, if at all, when they expire, and our existing insurance coverage has, and our future insurance coverage will likely have, significant exceptions.
We currently have in-orbit insurance for our Satmex 6 and Satmex 5 satellites, however, any insurance proceeds received in connection with a partial or total loss of Satmex 5 or Satmex 6 may not be sufficient to cover the replacement cost for such satellite. In addition, this insurance will not protect us against all potential losses due to specified exclusions, deductibles and material change limitations, and we may find it difficult to insure against certain risks, including a partial degradation of satellite functionality. There is no assurance that we will be able to renew this insurance on reasonable terms and conditions, if at all.

The in-orbit operations insurance we obtained for Satmex 6 continues for a period of one year, expiring on May 27, 2009, and is based on prevailing market terms and conditions. Satmex 6’s insurance coverage is $288 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6.
We renewed our in-orbit insurance for Satmex 5 for a period of one year, expiring on December 5, 2008, based on prevailing market terms and conditions. Satmex 5’s insurance coverage is $90 million and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity.
As is customary, both our policies exclude coverage for the XIPS and any related systems as well as anomalies with the same telemetry signature as the Satmex 5 anomaly that occurred on October 13, 2004 and the Satmex 5 transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system.
Since the geostationary end of life of the Solidaridad 2 satellite was expected to occur in 2008, our Board of Directors resolved on November 27, 2006 not to renew the in-orbit insurance for the Solidaridad 2 satellite since a potential uninsured loss of this satellite would not have a significant effect on our results of operations and financial condition since most clients of Solidaridad 2 have already been migrated to Satmex 6.
The uninsured loss of Satmex 5 or Satmex 6 would decrease our revenues and net income, resulting in a material adverse effect on our results of operations and financial condition. Furthermore, if we are unable to insure our satellites (excluding Solidaridad 2) in the same manner as such satellites are usually insured by companies engaged in the same or similar business, such failure could result in a default under the indenture governing the First Priority Notes and the Second Priority Notes.
A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.
Our ten largest customers in 2007 represented approximately 54% of our total revenues. In addition, approximately 83% of our fixed satellite services revenues in 2007 were derived from our principal ten customers. Our largest customer is Hughes Network Systems, LLC (“HNS”), which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 26% of our total revenue in 2007 and 2006 (excluding one-time sales). The Satmex 5 space segment contract, which HNS renewed in February 2006, has a minimum total value of $47.2 million and includes an option to increase the value of the contract by 50% over a period of no more than 21 months. We have received notice from HNS that it intends to exercise this option and increase the value of the contract by 50% over a period of 21 months. Other large customers include Teléfonos de México, S.A.B. de C.V. (“Telmex”), Productora y Comercializadora de Televisión, S.A. de C.V. (“PCTV”) and Telmex Perú, S.A (“Telmex Perú”). Revenue from governmental entities represented 5% of our total revenues in 2007 and 7% of our total revenues in 2006, (excluding one-time sales). If significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses. Revenue from DirecTV Inc. (“DirecTV”) and Comcast Cable Communications (“Comcast”) represented 68% and 13% for 2007, and 77% and 9%, for 2006, respectively, of Alterna’TV’s our programming distribution business division) revenue. Approximately, 51% and 46%, respectively, of the revenues of Enlaces for 2007 and 2006 were derived from two customers.
We operate in a competitive environment.
We continue to face competition from satellite operators in markets such as the U.S.A., Mexico and Latin America. Intelsat, Ltd. (“Intelsat”) (including its wholly-owned subsidiary PanAmSat Corporation (“PanAmSat”)), has 51 satellites, of which 32 serve the Americas market. SES, S.A. (“SES”) has a fleet of 35 satellites, of which 18 totally or potentially serve the Americas. New Skies Satellites N.V. (“New Skies”) which was acquired by SES in 2005, New Skies owns seven satellites, three of which totally or partially serve the Americas. Telesat Canada (“Telesat”) currently has six satellites that serve the U.S.A., Mexico and Canada markets. Other competitors include Grupo Hispasat, S.A. (“Hispasat”), Hispamar Satélites S.A. (“Hispamar”), and Star One S.A. (“Star One”), owned by Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

We also face competition from land-based telecommunications services. Fiber optic service providers can generally provide services at a lower cost than we can for point-to-point applications.
Enlaces and our Alterna’ TV programming distribution business division unit also operate in highly competitive environments. Alterna’ TV faces competition from large media companies such as News Corporation, Discovery Communications, Inc., Viacom, Inc., NBC Universal, Inc. and Univision Communications, Inc., and from niche channels that target very specific Hispanic communities in the U.S.A. such as Sur Corporation. Enlaces, the leading broadband services provider in Mexico, faces competition for government business from Libros Foráneos, S.A. de C.V. (d.b.a “Globalsat”) and Pegaso Telecomunicaciones S.A. de C.V. (“Pegaso”), which are in partnership with Intelsat for the provision of satellite capacity. In the corporate market, Enlaces faces competition from terrestrial network services providers such as Telmex, Axtel, S.A.B. de C.V. (“Axtel”) and Servicios Alestra, S.A. de C.V. (d.b.a. “AT&T”) and, to a lesser extent, from companies such as Comsat México, S.A. de C.V. (“Comsat”), Pegaso and Globalsat, which offer similar services but focus primarily on small office/home office (“SOHO”) markets. Telmex and Comsat both lease satellite capacity from us. Enlaces also faces competition from terrestrial connectivity technologies, including more recently GPRS. Enlaces maintains role as a major market participant by offering competitive prices, broader coverage and value-added services (i.e., video multicast and content delivery, among others).
We may not be able to compete successfully with our competitors. Most of our competitors have larger fleets and significantly greater financial resources than we do. Moreover, if our competitors launch new satellites with coverage over the regions that we serve, price reductions may result. This in turn could adversely affect our revenue and further impact our ability to service our debt obligations.
The Mexican government has economic rights with respect to us and may exercise influence in respect of 55% of our series A shares. As a result, the Mexican government may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.
The Mexican government, as a significant beneficiary of the economic benefits of the Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”) owns shares and, as a major shareholder, may pursue in the future certain of its macroeconomic and social objectives through us. In addition, the Mexican government owns shares representing 45% of our voting rights and 16% of our economic rights. As a result, we may engage in activities that give preference to the objectives of the Mexican government rather than to our own economic and business objectives. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.
Our future success depends on our ability to fill vacant senior management positions, retain our key employees and adapt to technological changes.
We are dependent on the services of our senior management team and our technical and commercial experts and specialists to remain competitive in the satellite service industry. Any losses of key members of our management team would have an adverse effect on us until qualified replacements are found. As the sole satellite operator in Mexico, we may not be able to quickly replace such individuals with persons of equal experience and capabilities. We only recently filled a vacancy in our Chief Executive Officer position after an extensive search. In addition, in the satellite industry, commercial, financial, regulatory, legal and technical expertise depends, to a significant extent, on the work of highly qualified employees. The market for experienced satellite services company managers is competitive. Demand for executive, managerial and skilled personnel in our industry is intense and properly qualified human resources are scarce. We expect to devote significant efforts to retain our key senior executives, managers and qualified employees but we may not be successful in retaining our existing senior management and specialized employees or filling new positions or vacancies to properly operate our satellites and market our services.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings for which our ability to compete is limited by our lack of funds.
The telecommunications industry is subject to continuous, rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on the basis of cost, quality or functionality. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. We may not have sufficient funds or it may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. We cannot advise you as to the nature and extent of the potential impact on us of technological change on our operations.
You may not be able to effect service of process in the U.S.A. upon our officers or our Mexican directors.
We are a Mexican company and most of our directors and all of our officers reside in Mexico, and nearly all of our assets are located outside the U.S.A. As a result, it is highly likely that you will be unable to effect service of process on our Mexican directors or our officers outside the U.S.A., and as a result, may only be able to effect service of process on individuals in the U.S.A. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or our officers outside of Mexico. The ability to enforce liabilities based solely on U.S. federal securities laws against such persons is questionable in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts.
We may not have sufficient funds available to redeem our First Priority Notes and Second Priority Notes upon a change of control.
If we experience a change of control, then subject to certain conditions, we must offer to redeem our First Priority Notes and our Second Priority Notes and pay any premium, accrued interest, and additional amounts, if any, in each case to the date of purchase. After our restructuring, a technical committee representing our shareholders actively pursued the sale of our debt and equity; however, the sale was suspended in June 2007. If the sale process is resumed and there is a change of control pursuant to such sale process or for any other reason, we may not have sufficient funds available to make required prepayments under our First Priority Notes and our Second Priority Notes to enable us to redeem all of the notes sought to be sold by holders upon a change of control.
The recent enactment of the Ley del Impuesto Empresarial a Tasa Única increases our tax burden and could affect our operations.
On January 1, 2008, the Ley del Impuesto Empresarial a Tasa Única or Business Flat Tax Law (“LIETU”) went into effect. LIETU amends various Mexican federal tax provisions on production and services, including the law of the Value Added Tax, establishes a labor subsidy, and introduces a flat tax, which replaces Mexico’s asset tax and will apply to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% of an income determined based on a company’s cash flow (although transitional rates of 16.5% and 17% will apply for the tax years 2008 and 2009, respectively).
Although the flat tax is defined as a minimum tax, it has a wider taxable base, as many of the tax deductions allowed for income tax purposes are disallowed or are limited for purposes of the flat tax. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. Satmex, on the one hand, and Enlaces, SMVS Administración, S. de R.L. de C.V. (“SMVS Administración”), SMVS Servicios Técnicos, S. de R.L. de C.V. (“SMVS Servicios Técnicos”) and HPS Corporativo, S. de R.L. de C.V. (“HPS Corporativo”), on the other hand, have submitted an amparo writ against LIETU to minimize the Company’s tax burden. We cannot assure you that the outcome of such amparo will be determined in our favor, and if resolved against us, our tax burden will increase and may negatively affect our operations.

Factors Relating to Regulatory Environment
Our business is regulated, causing uncertainty and additional costs.
Our business is regulated by the Mexican government. In addition, the services we provide in countries outside of Mexico are governed by regulations in those countries. We are required to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we require, thereby increasing our cost of doing business. Our Orbital Concessions (as defined below), granted by the Mexican government, require that we reserve 362.88 MHz in the C and Ku bands of our satellites for use by the Mexican government free of charge. Moreover, our concessions are subject to government regulations, which may modify the content of or impose limitations in our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service and pricing requirements on us, which would adversely affect our results of operations and financial condition.
In connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and from time to time obtain new regulatory approvals, from various countries. Obtaining and maintaining these approvals can involve significant time and expense and we cannot assure you that we will be able to obtain and maintain such approvals.
Coordination results may adversely affect our ability to use a satellite at a given orbital slot for our proposed service or coverage area.
The use of satellite frequency spectrum internationally is subject to the rules and requirements of the International Telecommunication Union (the “ITU”). The Mexican government has coordinated the operations of our current satellites, pursuant to ITU requirements. Coordination of our satellites with other satellite systems is required by the ITU to help prevent harmful frequency interference from or into existing or planned satellite operations. If we are unable to coordinate our future satellites by specified deadlines, we may not be able to use a satellite at a given orbital slot for our proposed service or coverage area. The use of our current or future satellites may also be temporarily or permanently adversely affected if the operation of adjacent satellite networks does not conform to coordination agreements in a way that the acceptable interference levels are exceeded (e.g., due to operational errors associated with the transmissions to adjacent satellite networks).
If we do not maintain satellites in orbital slots we currently use, those orbital locations may become available for other satellite operators to use.
If we are unable to maintain satellites at the orbital slots that we currently use in a manner that satisfies the ITU or the Mexican government, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. Solidaridad 2 has been placed in inclined orbit, and we intend to sell it. We intend to build another satellite, Satmex 7, and to place it in geostationary orbit in the orbital position currently held by Solidaridad 2. If we are unsuccessful in launching Satmex 7 and unable to replace Solidaridad 2 with another satellite, we could lose our 114.9° orbital slot. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place those satellites. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.
Our government concessions may be revoked under certain circumstances.
Our satellites are located in orbital slots allocated to Mexico. Our business is considered a “priority activity” by the Mexican Federal Constitution and, therefore, we are subject to the oversight and regulation of the Mexican government. The Mexican government has granted to us four concessions, three relating to our use of the orbital slots occupied by our satellites (the “Orbital Concessions”) (see Item 4, “Our Satellites”) and the fourth relating to our use of the land and buildings on which our satellite control centers are located (the “Property Concession” and, together with the Orbital Concessions, the “Concessions”) (see Item 4, “Satellite Control Centers and Property Concession” for additional detail). Our Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events. An Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;
•	we resign our rights under any such Orbital Concession;

•
the Mexican government, through the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”), terminates such Orbital Concession through a proceeding called “Rescate”;

•	we become subject to liquidation (quiebra); and
•	the SCT revokes such Orbital Concession.
The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;
•	our taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;
•	our failure to satisfy the terms or conditions set forth in the Orbital Concession titles (including failure to deliver the free satellite capacity reserved for the Mexican government);
•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;
•	change of our nationality; and
•	our assignment, transfer or encumbrance of rights granted under the Orbital Concession titles in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us. Also, in this case, we would not be eligible to receive new telecommunication concessions or permits for a five-year period once the resolution of revocation becomes final and non-appealable.
Under our Property Concession, we are permitted only to use our Primary and Alternate Control Centers to operate our satellites. The Primary and Alternate Control Centers each form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile telecommunications services systems. The teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof.
The SCT also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a procedure known as “Rescate”. As of the date of any such Rescate, the orbital slots and the assets used in connection with the use of the Orbital Concessions would be subject to the ownership and operation by the Mexican government. It is unclear whether under the provisions set forth in the Ley General de Bienes Nacionales (the “General Law on National Assets”) in the event of a termination of the Orbital Concessions due to a Rescate we would be entitled to receive compensation with regard to the value of the facilities and equipment in which we have invested on.
Pursuant to the terms of the Orbital Concessions, upon termination the orbital slots revert to the Mexican government. In this case, pursuant to the Federal Telecommunications Law of Mexico, Ley Federal de Telecomunicaciones, as amended, or the “Telecommunications Law”), in this case the Mexican government has a preemptive right to purchase the facilities, equipment and other assets directly used by Satmex to provide services under the Orbital Concessions. Additionally, under the Orbital Concessions, upon termination the Mexican government may lease these assets for up to five years at a rate determined by expert appraisers appointed by the SCT and Satmex, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.

The SCT may also effect a temporary seizure (“Requisa”) of the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us in an amount equal to our damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses would be determined by appraisers mutually appointed by us and the SCT and damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.
COFETEL and the SCT are in the process of auctioning segment capacity in the 3.6 – 3.7 GHz frequency band in Mexico and the use of this capacity could interfere with our satellite transmissions, which could affect our operations.
As part of the 2007 World Conference on Radiocommunications, additional frequency bands are being designated for use by the International Mobile Telecommunications (IMT — Avanzado). The frequency bands under consideration include the 3.4 – 3.7GHz segment which is used for fixed-satellite services worldwide. If the designees do not implement adequate systems to prevent interference, the use of this segment capacity could interfere with adjacent systems of the 3.7 – 4.2 GHz segment capacity, known as the C- frequency band, which we operate under our Orbital Concessions.
The Comisión Federal de Telecomunicaciones (“COFETEL”) and the SCT are in the process of auctioning the 3.6 – 3.7 GHz frequency band for use in broadband wireless services or Worlwide Interoperability for Microwave Access (“WiMax”). If the winning bidders do not implement adequate systems to prevent interference, the use of this segment capacity could interfere with adjacent systems of the 3.7 – 4.2 GHz segment capacity, known as the C- frequency band, in which we operate under our Orbital Concessions.
Enlaces requires capacity on the Ku-band frequency in order to grow its business, which capacity may not be available to it on commercially reasonable terms.
Enlaces currently purchases all of its Ku-band frequency from us at commercial market rates. As our Satmex 5 and Satmex 6 satellites are nearly fully contracted, we have very limited additional Ku-band frequency to sell to Enlaces. Therefore, Enlaces will be required to purchase additional Ku-band capacity from other satellite operators, including our direct competitors, to continue to grow. Such capacity may not be available on commercially reasonable terms. Also, in order to obtain additional Ku-band capacity from other satellite operators, Enlaces would need to build another antenna and a new teleport. Therefore, Enlaces’ capacity for growth could be limited by scarcity of Ku-band frequency and/or related operational costs.
Enlaces operates from one facility, without a back-up location, and a natural disaster or antenna failure could significantly disrupt its business.
Enlaces’ teleport operates from one facility, without a back-up. A natural disaster, such as an earthquake, could seriously disrupt operations. In addition, Enlaces operates only one antenna with no back-up system in place. A single point of failure to this antenna could seriously disrupt Enlaces’ operations.
We are subject to different corporate disclosure requirements than U.S. companies, which may limit the information available to our investors.
As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the U.S.A., and as a result, potential investors may not be able to as easily ascertain the risks of our Company as they would if we were a U.S. company.

Compliance with the Sarbanes-Oxley Act increases our operating expenses.
The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the Securities and Exchange Commission (“SEC”), have required changes to some of our corporate governance practices. These changes include developing financial and disclosure processes that satisfy Section 404 of the Sarbanes-Oxley Act. We expect that these rules and regulations will continue to make some activities more difficult, time-consuming and costly. We also expect that these rules and regulations could make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and to attract and retain qualified executive officers. If we are unable to comply with the Sarbanes-Oxley Act and related rules and regulations, our business could be materially adversely affected.
In connection with the preparation of our financial statements under U.S. GAAP for inclusion into this 20-F, we identified a “material weakness” in our internal controls over financial reporting, and if we fail to remediate this material weakness and to achieve and maintain an effective system of internal controls, we may not be able to accurately report our U.S. GAAP financial results on a timely basis.
In connection with the preparation of our financial statements for the fiscal year 2007, we identified a material weakness in our internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, we did not have adequate controls and procedures with respect to accrual of expenses related to service fees and labor obligations in accordance with U.S. GAAP. As a result of this material weakness, errors existed in our interim financial statements. We will take the following actions to enhance our internal controls to correct the material weakness: (i) formalize the review and monitoring process related to expense accruals and labor obligations, and (ii) implement additional controls to ensure all significant reviews in these areas are performed timely and accurately; however, we cannot assure you that the steps we plan to take or the procedures we plan to implement will be sufficient to ensure that we will be able to prevent or detect any misstatements to our financial statements in the future.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. This report contains, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We may not be able to effectively and timely implement controls and procedures that adequately respond to Section 404 or other increased regulatory compliance and reporting requirements applicable to us. We cannot assure you that we will not discover further weaknesses or deficiencies as we continue to develop these procedures. Any failure to implement and maintain effective controls over our financial reporting, or difficulties encountered in the implementation of these controls, could result in a material misstatement in the annual or interim financial statements that could cause us to fail to meet our reporting obligations under applicable securities laws.
Factors Relating to Mexico
Economic developments in Mexico may adversely affect our business.
Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Mexican Peso as compared to the U.S. dollar, Mexican inflation, interest rates, taxation, and other economical developments in or affecting Mexico over which we have no control.
Mexico has historically experienced uneven periods of economic growth and inflation. If the Mexican economy should fall into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected.

For the years ended December 31, 2007 and December 31, 2006, approximately 42% and 37% (excluding one-time sales) respectively, of our total revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, or economic developments in or affecting Mexico, could generally adversely affect the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses.
Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations.
Presidential and federal congressional elections in Mexico were held on July 2, 2006. A member of the incumbent party, the Partido Acción Nacional, or “PAN”, was elected president in a highly contested election. As a result of the federal congressional elections, the Mexican Congress is not controlled by any specific political party. Therefore, the Mexican president is facing opposition in Congress.
Due to the new government and Congress, there have occurred , and could continue to occur, significant changes in laws, public policy and governmental programs which could have a material adverse effect on the Mexican economic and political situation, which in turn may adversely affect our business, financial condition and results of operations.
The government, Congress and national politicians are currently focused on critical reforms such as the energy sector reform that are under extreme scrutiny by all sectors of the population, and which have not been and may not be approved. The effects of these reforms on the social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.
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
In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos, an obligation in a currency other than Mexican currency, payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under our First Priority Notes and our Second Priority Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting the pesos to U.S. dollars.
ITEM 4. Information on the Company
General Description
Our current legal name is Satélites Mexicanos, S.A. de C.V. and our commercial name is Satmex. We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable. Our principal executive offices are located at Rodolfo Gaona No. 86, piso 4, Colonia Lomas de Sotelo, 11200, Mexico, D.F., Mexico. Our telephone number is (52) 55-2629-5800.
We operate in a highly regulated market and the principal legislation under which we operate is the Telecommunications Law. Mexico began its involvement in the satellite industry in 1968 when it became an Intelsat signatory and broadcast the Olympics via satellite from Mexico City. From that time until October 15, 1997, we were operated by the Mexican government as part of the operations of Telecomunicaciones de México, an agency of the Mexican government.

On November 17, 1997, Loral and Principia, S.A. de C.V. (“Principia”) indirectly acquired 75% of our issued and outstanding stock from the Mexican government for an amount in pesos equivalent to approximately $647 million. The remaining 25% of our common stock was retained at that time by the Mexican government.
When we were privatized, the Mexican government granted us four concessions. Our three Orbital Concessions currently allow us to operate our satellites in Mexico’s orbital slots at 113.0° W.L., 114.9° W.L. (formerly 109.2° W.L.) and 116.8° W.L. Our Property Concession allows us to base our ground station equipment within the telecommunications facilities that belong to the Mexican government. Among the assets we acquired from the Mexican government upon our privatization were two satellites in commercial operation, Solidaridad 1 and Solidaridad 2, which were launched in 1993 and 1994, respectively, and Morelos II, which had been launched in 1985 and was not available for commercial use. At that time, a new satellite, later named Satmex 5, was in construction. Satmex 5, which was launched in December 1998, had higher power levels and a broader footprint than Solidaridad 1 or Solidaridad 2. Using Satmex 5, we were able to offer satellite service to most of the Americas.
Our Restructuring
In 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of its back-up control processor. The satellite was insured and we received an insurance payment of $235.3 million, which was used to service debt and to invest in Satmex 6. In addition, early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, due to cash shortfalls from our operating activities, in 2004 and 2005 we were unable to pay the interest and principal due on our indebtedness.
In an effort to restructure our outstanding indebtedness, in June 2005, we filed a petition for a concurso mercantil. In 2006, we entered into a court-approved comprehensive restructuring agreement (the “Concurso Agreement”) with the holders of a majority of our debt. Our majority shareholders at that time also signed the restructuring agreement. The Concurso Agreement, setting forth the terms and framework of our agreed-upon restructuring, provided that the final implementation of our restructuring would be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by us under chapter 11 of title 11 of the U.S. Bankruptcy Code. The order approving the Concurso Agreement became final on August 1, 2006, and the concurso mercantil proceeding was completed on that date.
In August 2006, we filed in the U.S. Bankruptcy Court a voluntary petition under chapter 11 of the U.S. Bankruptcy Code, together with a pre-negotiated Plan of Reorganization. We concluded our reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. Under the restructuring, holders of our existing debt received new debt with a lower total principal amount, some of which had interest payable in-kind. Additionally, some of our creditors received 78% of the economic interest in our equity, including 43% of the full voting shares.
Our Satellites
We hold Orbital Concessions from the Mexican government to occupy the following orbital slots: 113.0° W.L., 114.9° W.L, and 116.8° W.L. Our Satmex 6 and Satmex 5 satellites, are in geostationary orbit at 113.0° W.L. and 116.8° W.L., respectively. As of March 1, 2008, our satellite Solidaridad 2 has been placed in inclined orbit at 114.9° W.L. and we intend to sell it. We intend to build another satellite, Satmex 7, and to place it in geostationary orbit in the orbital position currently held by Solidaridad 2.
Including Satmex 5 and Satmex 6, we have 108 36 MHz transponder-equivalents operating in the C- and Ku- bands with an aggregate footprint covering substantially all of the continental U.S.A., the Caribbean and Latin America, other than the easternmost region of Brazil. We have landing rights to provide satellite services in Mexico, the U.S.A., Canada and 43 other nations and territories in the western hemisphere. Our broadcasting, telecommunications services and broadband customers include domestic and international firms and governmental agencies.

Our satellites are adjacent to each other and work at 1.9° of separation. Other satellites adjacent to our satellites are working at 1.9° of separation. Therefore, international coordination is necessary and it is important that our clients’ infrastructure complies with international regulations in order to avoid adjacent satellite interference.
As of May 1, 2008, our Satmex 6 and Satmex 5 satellites had remaining estimated operating lives of 13.1 and 5.7 years, respectively, and our Solidaridad 2 satellite, currently operating in inclined orbit, had a remaining estimated operating life of 5.1 years.
Solidaridad 2
Solidaridad 2 was launched on October 7, 1994. As of May 1, 2008, the Solidaridad 2 satellite had an estimated remaining life of 5.1 years in inclined orbit and is currently operating satisfactorily.
During 2007, thirty eight customers were migrated from Solidaridad 2 to Satmex 5 and Satmex 6. The migration process was completed in March 2008 when three remaining customers were moved to Satmex 5 and Satmex 6. A BS 601 model satellite, Solidaridad 2 has 12 36 MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents) and 16 54 MHz transponders in Ku-band (24 36 MHz transponder equivalents).
On July 3, 2007, during a station-keeping maneuver, Solidaridad 2 experienced a pointing anomaly which temporarily affected its service. Contingency procedures were enacted immediately and service were restored the same day. The cause of the anomaly was a torque imbalance resulting from typical late-life propellant behavior. Since then, Solidaridad 2 has operated in open loop operations mode, however, based on observed data from maneuvers executed in open loop mode, such maneuvers have underperformed as compared to maneuvers executed in normal mode.
On January 27, 2008, Solidaridad 2 experienced an anomaly causing the loss of earth-pointing capability. Service was restored the same day. There was no damage to Solidaridad 2 and all units showed normal performance. The cause of this anomaly is under investigation.
Solidaridad 2 was placed in inclined orbit operations on March 1, 2008. When a satellite is moved into inclined orbit operations, it no longer needs to perform inclination maneuvers, thereby significantly reducing its fuel consumption and extending its life. While inclined orbit typically can affect antenna coverage areas, and thereby negatively affect customer services, Solidaridad 2, which only has L-band service, does not experience such problems. Solidaridad 2 was placed in inclined orbit to continue to provide the L-band service to Mexican national security institutions.
We are in negotiations with the Mexican government to sell Solidaridad 2. If we are successful in those negotiations, we would be able to obtain additional value from Solidaridad 2, as it is near the end of its useful commercial life. We cannot assure you that we will be able to reach an agreement with the Mexican government regarding a purchase of Solidaridad 2.
Satmex 5
Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital position. Satmex 5, a BS 601 HP satellite, has 24 36MHz C-band and 24 36 MHz Ku-band transponders. As of May 1, 2008, the Satmex 5 satellite had an estimated operating life of approximately 5.7 years. It is currently operating satisfactorily.
Satmex 5 has a footprint extending from substantially all of the 48 continental states of the U.S.A. to Argentina and Chile. Major Latin American countries covered by the Satmex 5 footprint include Mexico, part of Brazil, Argentina, Uruguay, Venezuela, Peru, Chile and Colombia as well as various other countries and territories of Latin America. The Satmex 5 footprint also covers the entire U.S.A. including its major cities such as Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco and Washington, D.C.
Our Satmex 5 satellite was launched in 1998 with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. Satmex 5 is also equipped with a redundant independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back- up chemical propulsion system of Satmex 5 would provide, as of May 1, 2008, up to 3.10, plus or minus 0.3 years of station-keeping capability to maintain its position in orbit.

On November 17, 2003, Satmex 5’s secondary XIPS, which was at the time the station-keeping system in operation, failed to operate satisfactorily. As a result, the primary XIPS on Satmex 5 was activated on December 1, 2003, to perform station-keeping operations, however, it initially also failed to operate satisfactorily. Our engineers, working together with Boeing, restored the primary XIPS to an acceptable level of operation. In February 2004, we switched the Satmex 5 station-keeping operations back to the secondary XIPS and maintained such operations through May 2005, when the performance of the secondary XIPS was determined to be below required specifications. On the recommendation of Boeing, Satmex 5 has since been operated using the primary XIPS, however, use of the primary XIPS for station-keeping operations generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date substantially all maneuvering tests have failed. As a result, we believe that the secondary XIPS is no longer available. Satmex 5 is not insured for a loss due to a XIPS failure.
On October 13, 2004, Satmex 5 suffered a pointing anomaly, due to an automatic switching from the main on-board computer to the back-up computer, which caused a temporary interruption in some of the satellite’s services. Services were restored on the same day. On February 23, 2005, the main on-board computer was switched online and since then, the satellite has been operating normally.
On October 29, 2007, Satmex 5 suffered a sudden outage of channels 18K, 20K, 22K and 24K. A spare receiver used to reestablish service on these channels. Since then all the communications services have been functioning normally. The cause of this anomaly is under investigation.
In connection with our Plan of Reorganization, we granted Loral Skynet Corporation (“Loral Skynet”) a Mexican usufructo with respect to three transponders. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of the Satmex 5 satellite. Such right will not be affected by, and shall survive, any future transfer of Satmex 5, including the exercise of rights and remedies of the holders of the First Priority Notes. In addition, on September 18, 2007, Satmex and Loral Skynet entered into an operational agreement to establish the procedures for the use of the usufructo transponders. Since the merger of Telesat and Loral, Telesat has become the beneficiary of the rights granted to Loral Skynet pursuant to the usufructo.
Satmex 6
Satmex 6 was successfully launched on May 27, 2006. Satmex 6 was initially launched into the 114.9° W.L. orbital position and, on July 1, 2006, completed its drift to its permanent orbital position at 113.0° W.L. As of May 1, 2008, Satmex 6’s estimated operating life is approximately 13.1 years and is currently operating satisfactorily. Satmex 6 was manufactured by SS/L and represents the first satellite that we procured from a manufacturer other than Boeing. Satmex 6 has a total of 60 36-MHz transponders, 36 in C-band and 24 in Ku-band. Satmex 6’s design life is 15 years.
Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It has roughly 50% more power than Satmex 5. It has hemispherical coverage in both C- and Ku-bands, and covers from Canada to Argentina and Chile, Satmex 6 covers all the 48 continental states of the U.S.A. and Hawaii, the Caribbean, and all of Latin America other than the easternmost region of Brazil.
On September 9, 2006, Satmex 6 experienced an unexpected resetting of its primary ACE-1 unit (ACE). The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost earth-pointing capability until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that a software sequence timing problem caused the earth-pointing capability. The satellite manufacturer, SS/L, developed and tested a software modification which was delivered to us and uploaded to the spacecraft on April 3, 2007 to avoid a recurrence of this problem.
On January 1, 2007, one of the Satmex 6 Ku-band amplifiers experienced a spontaneous shut-down. We followed manufacturer procedures and the affected channel was switched to a back-up amplifier to reestablish service. The performance of the affected channel has been normal since then. As a result, the redundancy in the Ku-1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels, leaving three redundant amplifiers.

On December 1, 2007, Satmex 6 experienced a second unexpected reset of its ACE-2 unit, similar to the one experienced on September 9, 2006. However, due to the software modification developed and tested by SS/L, in this instance, the satellite successfully executed an auto-swap to the ACE-1 unit and the satellite did not lose earth-pointing capability. On December 6, 2007, the ACE-2 unit was tested and it was confirmed that this unit is healthy and functional. The ACE-1 unit is now being used as the primary attitude control electronics unit and is performing normally.
On March 22, 2008, Satmex 6’s heaters, which are controlled by the primary EHCT powered off spontaneously, causing a loss of thermal control to Battery 1. As part of the operating procedures, Battery 1 temperatures were restored to their normal operating range, using the redundant heaters on the redundant EHCT, which are currently controlling the spacecraft temperatures. The cause of this anomaly is under investigation.
In connection with our Plan of Reorganization, we granted Loral Skynet, a division of Loral, a Mexican usufructo with respect to four transponders. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of the Satmex 6 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 6 satellite, including the exercise of rights and remedies of the holders of the First Priority Notes. In addition, on September 18, 2007, Satmex and Loral Skynet signed an operational agreement to establish the procedures for the use of the usufructo transponders. Due to the merger of Telesat and Loral, Telesat is now the beneficiary of the right to use and enjoy such transponders.
Satmex 7
As part of our plans to provide to our customers improved capacity and capabilities, as well as more efficient technological solutions, we have been working on the design of a new satellite, Satmex 7, to be located at the 114.9° W.L. orbital slot. The Satmex 7 satellite is planned to be launched at the end of 2010 and to enter commercial service approximately one month following its launch. Satmex 7’s technical specifications have been agreed with SS/L.
On June 20, 2008, the Company and SS/L executed an Authorization to Proceed (the “ATP”) with respect to the Satmex 7 Satellite Program as an interim step toward the conclusion of a definitive agreement for the construction of Satmex 7 and associated deliverable items. The ATP effective period extends from June 20, 2008 until December 20, 2009.
The ATP provides that work on the Satmex 7 Satellite Program will begin immediately to reduce schedule risk pending the negotiation and execution of the definitive agreement. Attached to the ATP are terms and conditions that will be used as basis for good faith negotiations between the Company and SS/L with respect to the definitive agreement. Under the ATP, SS/L assumes the obligation to perform specified engineering and development tasks for the first 60 days of the Satmex 7 Satellite Program in consideration of the ATP price of US $2,600,000.
In the event the Company proceeds with the Satmex 7 Satellite Program under the definitive agreement, the ATP price will be included in the definitive agreement price and payment schedules, respectively. If the parties have not executed and delivered the definitive agreement by August 20, 2008, SS/L has no obligation to continue work under the ATP and we will have no liability under the ATP other than the ATP price.
The ATP provides that Satmex 7 will be ready for shipment to the launch site between 26 and 28 months after June 20, 2008, depending on when the definitive agreement is executed. It provides that the total price for the Satmex 7 Satellite Program, based on a baseline configuration and basic provisions that are set forth in the ATP, will not exceed US $155,100,000, subject to specified exceptions. The price will be paid based on milestones set forth in a milestone payment plan. Under certain circumstances, we will owe incentive payments to SS/L. If the definitive agreement is executed and delivered after October 20, 2008, the definitive agreement price will be subject to escalation at the rate of 4% per annum based on the date the definitive agreement is executed and delivered.

The payments required by the definitive agreement would exceed the level of capital expenditures that the Company may make or commit to make under the First Priority Indenture and Second Priority Indenture (as defined below). Therefore, the Company would need to refinance the Notes or obtain the consent of the holders of a majority of each of the First Priority Notes and Second Priority Notes before executing the Proposed Contract. If such consent is obtained but the Notes remain outstanding, then under the First Priority Indenture and Second Priority Indenture we will not be permitted to incur additional debt financing to fund the cost of Satmex 7 except on a subordinated unsecured basis and only if our leverage ratio (as defined) on a pro forma basis does not exceed 7 to 1 after giving effect to the financing. (See Part I, “If we are unable to finance, build and successfully launch our proposed Satmex 7 satellite our ability to grow our business will be materially and adversely affected”).
Satmex 7 is planned to have a total of 48 transponders for C- and Ku-bands. The design life of Satmex 7 is to be 15 years. Satmex 7 will be designed to provide power levels that are equal to or higher than those of our existing fleet. The footprint of Satmex 7 will extend from Canada to Argentina, and will include all the 48 continental states of the U.S.A., the Caribbean, all of Latin America and the most important cities of Brazil.
Capital Investments
Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $2.4 million, $47.4 million and $8.3 million in 2007, 2006, and 2005, respectively. Capital expenditures related to the construction and launch of Satmex 6 were $45.3 million in 2006 and $5.9 million in 2005. We did not incur any investment costs for Satmex 6 in 2007. As part of the settlement agreement entered into with Loral in 2005, Satmex received $8.5 million in the form of liquidated damages due to the late delivery of Satmex 6, and $2.0 million in the form of return of escrowed monies for amounts deemed paid under such settlement agreement. This amount represents the reimbursement of advances made to Loral Space Systems for the construction of Satmex 6 that were reimbursed to Satmex. We reduced this amount from construction in progress and subsequently included the same amount as restricted cash upon execution of the settlement agreement. The cash was restricted until the construction contract was completed, which occurred in February 2006. All of these items are considered part of Satmex’s capital assets. In addition, we paid $0.1 million and $1.9 million in 2006 and 2005, respectively, for storage and maintenance expenses while Satmex 6 awaited launch.
During 2007, 2006 and 2005, we invested $2.4 million, $2.1 million and $2.4 million, respectively, in vehicles, software and other infrastructure.
In April 2008, we invested $0.050 million in our subsidiary Satmex do Brasil, Ltda. (“Satmex do Brasil”), in order to prepare it for commercial operations. The amount of its shareholders’ equity is $0.060 million.
We expect total capital expenditures in 2008 to be in excess of $78.0 million, in large part comprising expenditures related to the construction of Satmex 7.
Orbital Coordination
Our satellites are adjacent to each other working at 1.9° of separation. Other satellites adjacent to our satellites are also working at 1.9° of separation. Therefore, international coordination is required and it is important that our clients’ infrastructures comply with international regulations in order to avoid adjacent satellite interference.
Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May of 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku-radio frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S.A. and South and Central America without interference. In August of 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the Canadian government to include the radio frequency characteristics of Satmex 6. As a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. In February 2005, the U.S.A., acting through the Federal Communications Commission (“FCC”), approved the trilateral agreement modification (MEX-CAN-USA), which is subject to notification by the ITU, in order to effect the exchange of orbital positions. As part of these coordination discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the U.S.A. and South and Central America. This new coordination agreement has been implemented, approved and published in accordance with the rules of the ITU.

We have successfully concluded coordination agreements with SES Americom, Inc. (“SES Americom”), Echostar Technologies, LLC., TeleSat, PanAmSat, and Loral Skynet. Mexico and Japan concluded a technical coordination process for all satellite networks of both countries, as did Mexico and the U.S.A.
Landing Rights
We have secured landing rights to provide satellite services in Mexico, the U.S.A., Canada and 43 other nations and territories in the western hemisphere. As of December 31, 2007, most of our landing rights agreements have been updated to include Satmex 6. In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada.
In July 2002, our subsidiary in Brazil, Satmex do Brasil, began its operations, and we currently have landing rights to deliver services with Satmex 5 and Satmex 6 satellites in Brazil.
In February 2007, we registered a branch in Argentina and expect to obtain landing rights for Satmex 5 and Satmex 6 pursuant to a reciprocity agreement entered into between the Mexican and Argentine governments that affords reciprocal treatment for satellite service providers. These landing rights may nevertheless not be granted to us even though we currently operate in Argentina through Empresa Argentina de Soluciones Satelitales (“ArSat”).
Satellite Control Centers and Property Concession
Once a satellite is placed in its orbital location, specialized earth stations monitor its function, control and positioning through the end of its in-orbit lifetime. Under the terms of our Property Concession, we operate our satellites through two satellite control centers. The first, or “Primary Control Center,” is located in Iztapalapa, Federal District, Mexico and the second, or “Alternate Control Center,” is located in Hermosillo, Sonora, Mexico. These centers, covering 34,052 square meters in the aggregate, are designed to monitor user frequencies and to ensure that our satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint.
Both our Primary and Alternate Control Center are composed of buildings that house:
•	telemetry, tracking and control (“TT&C”) systems;
•	an equipment maintenance area;
•	a communications signal monitoring area;
•	a dynamic simulator, which allows for the simulation of spacecraft dynamics and control maneuvers; and
•	antennas for satellite control and carrier monitoring.
The Primary and Alternate Control Centers form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile service systems. While we are the only occupant of the buildings that house each satellite control center, we share the site’s water facilities with the rest of the complex. The teleport of Enlaces is also housed at the Primary Control Center.
Under our Property Concession, we are permitted only to use our Primary and Alternate Control Center to operate our satellites. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof.

We own the equipment within the Primary and Alternate Control Centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use these land and buildings. The term of the Property Concession, which was granted on October 15, 1997, is 40 years. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2007, 2006 and 2005, our rental expense under our Property Concession was $443,906, $442,195 and $411,000, respectively.
Properties
We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which our two satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease that expired in May 2008. Currently, we occupy this space, and we have negotiated the renewal of such agreement for an additional eight-month period. We are evaluating whether our facilities are adequate for our present needs.
Insurance
The in-orbit operations insurance we obtained for Satmex 6 continues for a period of one year, expiring on May 27, 2009, and is based on prevailing market terms and conditions. Satmex 6’s insurance coverage is in the amount of $288 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6.
We renewed our in-orbit insurance for Satmex 5 for a period of one year, expiring on December 5, 2008, based on prevailing market terms and conditions. Satmex 5’s insurance coverage is $90 million and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity.
As is customary, both our policies exclude coverage for the XIPS and any related systems as well as anomalies with the same telemetry signature as the Satmex 5 anomaly that occurred on October 13, 2004 and the Satmex 5 transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system.
Furthermore, the insurance policies on Satmex 6 and Satmex 5 include customary exclusions, including:
•	military or similar actions;
•	anti-satellite devices;
•	governmental actions;
•	nuclear reaction or radiation contamination;
•	willful or intentional acts of us or our contractors;
•	loss of income, indirect and consequential damages; and
•	third-party claims against us.

The Primary and Alternate Control Centers are covered by insurance policies against risk to the buildings and their contents, including the antennae and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering our current fleet of satellites.
Our Board of Directors resolved on November 27, 2006 not to renew the in-orbit insurance for the Solidaridad 2 satellite because the geostationary end of life of Solidaridad 2 was expected to occur in 2008, and a potential uninsured loss of this satellite would not have a significant effect on our results of operations and financial condition, as most clients of Solidaridad 2 have already been migrated to Satmex 6.
Services
We provide satellite capacity for the following major applications:
Telecommunications Transmission Services
We provide satellite capacity to public telecommunications carriers. Satellite capacity is an efficient way to complement such carriers’ voice and data networks to expand coverage in remote and rural areas and to deploy and expand mobile cellular backhaul services and satellite broadband connectivity.
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
We provide satellite capacity to carriers that use the capacity as part of their communications network on a national or international basis. Our services include the provision of satellite capacity to carriers that provide public and private networks for data, voice and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide cost savings for large, geographically dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations, increased network availability and lower transmission error rates.
Many businesses and organizations currently use satellite communications networks for certain of their communications needs. Retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automated teller machines to processing computers. News agencies use satellite networks to distribute information continuously to numerous locations. We provide satellite capacity to domestic and regional communications centers in Latin America. The provision of satellite capacity to carriers involves relatively low marketing and operating costs and promotes the use of satellite networks for business communications in Latin America. The Mexican government currently represents one of the largest users of satellite communications in Mexico.
Integrators
We offer transponder capacity to integrators that offer end-to-end satellite services for two types of communications networks: international digital service networks and very small aperture terminal networks (“VSAT”) networks”. International digital service networks are used by customers that have bi-directional high speed and relatively steady flows of information to and/or from all of the points in the network; because of their large transmission requirements, international digital service networks require dedicated, permanent and robust communications links to each site. VSAT networks use very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. VSAT networks use sophisticated Time Division Multiple Access (“TDMA”) technology to access the satellites allowing these networks to significantly maximize the use of their required space segment.

Broadband Internet Service Providers
We provide satellite capacity to deliver high-speed satellite-based internet connectivity, offering a variety of configurations, throughout most of North America and Latin America. Our fleet provides an efficient means by which internet service providers (“ISPs”), service integrators, infrastructure enablers, universities, governments and other corporations may utilize internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. We believe that these benefits, together with Latin America’s limited infrastructure, geographic dispersion and low population density indicate that demand for internet connectivity via satellite, in both the consumer and corporate markets, will stimulate steady growth in the future.
Broadcasting and Video Distribution Services
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
Video distribution is a natural application for satellite capacity, as it is a point-to-multipoint application. While satellite direct-to-home television systems are common, TV channels also use satellites to distribute their content to cable operators that downlink their signals. In recent years, digital compression technology has optimized the efficiency of satellite capacity by compressing signals to operate within a smaller bandwidth. However, other recent developments have offset this impact; services such as high definition television (“HDTV”) require more bandwidth than regular television. By offering TV local channels (local-to-local) and subscription television (cable and satellite direct-to-home), the video industry will generate greater demand for satellite services. Increased demand for national and foreign channels also has begun to stimulate demand for satellite capacity.
Alterna’ TV
We have also developed the Alterna’ TV service through which we have acquired exclusive distribution rights to select Spanish-language programming in order to diversify and grow our revenue sources. Alterna’ TV brings together Latin American programmers that have not accessed U.S. distribution channels for their programming. Alterna’ TV distributes this programming to pay-television operators such as DirecTV, Comcast Cable Communications, Inc. (“Comcast”), CSC Holdings, Inc. and recently Time Warner Cable, Inc., who would like to offer a more comprehensive and authentic product to their growing Hispanic audiences.
We have secured exclusive distribution rights in the U.S.A. for Spanish-language programming with nine carefully selected Latin American channels. Because this programming originates in Latin America, we believe that it is desirable to Hispanics emigrating from the region and currently living in the U.S.A.
Alterna’ TV also offers these Latin American programmers the sales and marketing activities necessary to promote their channels throughout the U.S.A. to cable and satellite TV companies, as well as the technical platform necessary to distribute the signals across the U.S.A. Thus, we provide the commercial and technical means to distribute this programming cost-effectively in the U.S.A.

We transmit the programming via satellite from the regional programmer to our teleport partner, Crawford Communications, Inc. (“Crawford Communications”), which provides signal origination services including signal multiplexing, conditional access, and signal quality monitoring that meets industry standards. Cable and satellite TV operators in the U.S.A., including DirecTV, Comcast, Charter and others, can choose to receive any of these channels which are then added to the operators’ Hispanic-oriented programming packages.
Through Alterna’ TV, we provide programmers from across Latin America with a fully integrated solution to distribute their programming in the U.S.A., which allows them to take advantage of the growing opportunities in the U.S. Hispanic market with both cable and satellite operators. Alterna’ TV’s choice of channels is geared to satisfy the preference for regionally-developed, Spanish-language programming among Hispanic audiences living in the U.S. Cable and satellite TV operators can easily incorporate this regional programming into their current programming offering.
Alterna’ TV is diversifying its revenue sources by launching a new initiative focused on selling advertising space on our partners’ channels. In addition, we will also sell programs on an individual basis to low-power broadcast stations that target Hispanics. Alterna’ TV will also explore opportunities to expand its services to Latin America.
Enlaces
We own 75% of Enlaces, a satellite broadband service provider fully licensed to operate as a public data network in Mexico. Enlaces was formed in 1998 as a joint venture between Principia and Loral, with the business purpose of leveraging our infrastructure to offer integrated communication solutions to clients. The Mexican government granted Enlaces a public telecommunication network concession in January 2000 and in November of the same year a value-added services registration.
In 2000, Enlaces’ shareholders invested $2.1 million and built a teleport in Mexico City. In November 2006, as part of our comprehensive restructuring process, we capitalized $8.4 million due from Enlaces into a 75% stake in Enlaces, while Principia and Loral retained their 25% minority interest in Enlaces.
Enlaces selected HNS as its technology partner to provide these services. In June 2001, Enlaces began commercial operations using HNS’ technology as its network platform, offering satellite broadband services through a Time Division Multiplexing/Time Division Multiplexing Access (“TDM/TDMA”) platform and VSATs. Since then, Enlaces has been exploring new market segments, increasing its market share and employing the latest technologies to further increase its efficiency in the use of the satellite space segment Enlaces’ public network concession allows it to offer a series of value-added applications ranging from broadband internet services to video, data, and private network services, all with high-quality service levels and permanent point-to-multi-point primary and redundant connectivity. Enlaces currently has contracts covering more than 16,000 client nodes, and according to our estimates, is a major satellite broadband service provider using VSAT technology in Mexico with an approximately 35-40% market share. We believe that Enlaces constitutes an established and profitable platform for growth in the enterprise and government segments in Latin America.
As part of its business strategy Enlaces will target the SOHO market through distributors and will also expand its services to other countries in Latin America.
In December 2007, the FCC granted Enlaces a radio station authorization to operate 1,000 receiver earth station VSATs through Satmex 6.
Business Strategy
Our business strategy is to capitalize on our position in the Latin American fixed satellite services sector to enhance our growth by pursuing the following goals:
Enhance Our Regional Presence. Our fleet has footprints that reach most of North and South America and has superior design coverage over our domestic market, Mexico. Our newest satellite, Satmex 6, which was successfully launched in May 2006 and commenced operation in July 2006, significantly expanded our capacity. For 2007, Satmex 5 represented 40% of our total fixed satellite services revenues while Satmex 6 represented 32% of our total fixed satellite services revenues. A high-power replacement for Solidaridad 2 in orbital slot 114.9° W.L., which we refer to as Satmex 7, has the potential to maximize the value of this slot by allowing complete coverage of the U.S.A. and Mexico, with high-power Ku-band beams designed to optimize broadband services throughout the Americas.

Strengthen Our Customer Base and Offer Value-Added Services. We believe we can achieve growth by focusing on cellular backhaul services, where terrestrial infrastructure is non-existent, such as rural telephony and internet connectivity projects, which can be most efficiently implemented using satellite technology. We also intend to increase capacity utilization levels with both current and new customers by developing tailor-made marketing solutions that match our current available capacity characteristics with our customers’ needs. In this process, we offer bundled services that include satellite capacity, equipment and maintenance to our video, data and broadband customers. Furthermore, we are strengthening our competitive position in areas where we believe satellite service is the best solution to serve our customers’ needs. These include video distribution, broadband applications and other point-to-multipoint services.
Aggressively Market Available Inventory and Increase Renewal Rates. We believe that our Satmex 5 and Satmex 6 satellites hold valuable satellite capacity. As of December 31, 2007, we had a utilization rate of 93% for our Ku-band, while our C-band had a 73% utilization rate. We are also focusing on increasing our renewal rates for our service contracts. In 2007, our renewal rate exceeded 95%, as compared with the 85% renewal rate we had forecasted for 2007 on December 31, 2006. The Company’s customer contracts are typically short term, however during 2007, the Company negotiated longer terms for many of its customer contract renewals. We have an experienced sales and marketing team focused on achieving high renewal rates.
Further grow the Alterna’ TV Service — Digital Distribution Platform for Latin American Programming. Alterna’ TV offers an outlet to Latin American programmers who do not have access to U.S. distribution channels for their programming. Alterna’ TV distributes this programming to pay-television operators such as DirecTV, Comcast and Cablevision, which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences. In addition, we are currently launching two new initiatives to further strengthen Alterna’ TV’s growth: advertising sales and sales of individual programs to low-power broadcast stations that target Hispanic audiences. We also believe that our presence in this market will generate opportunities for additional satellite capacity utilization as cable networks learn about the technical and coverage advantages of our satellites and use our satellites to distribute their programming to Latin American markets.
Further Grow Enlaces’ Services. Enlaces has achieved strong growth in the last four years based on contracts with corporate, retail and government customers. Access to cheaper technology and more efficient transmission methods and network designs should allow Enlaces to offer more competitive and cost-efficient network services to its customers. Enlaces is also focused on strengthening its role as a major participant in the Mexican market through the provision of value-added services such as video streaming, content delivery and distance education. Additionally, the implementation in December 2006 of a new hub with continental footprint coverage allows Enlaces to replicate its commercial strategy and business model in other Latin American countries.
Customers
We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and media companies. A large portion of our revenues are derived from a small number of customers. Our largest customer is HNS, which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 26%, 26% and 31% of our total revenue for 2007, 2006 (excluding one-time sales) and 2005, respectively. Our top ten customers represented approximately 54% and 57% of our total revenues for 2007 and 2006 (excluding one-time sales), respectively. In order to connect end user satellite dishes to a satellite, direct-to-home operators are required to point each of their satellite dishes at a particular satellite. We believe HNS has over 140,000 customers that point their satellite dishes at our satellites. If HNS were to switch satellite providers, repointing each of those satellites could be logistically difficult and costly. For Alterna’ TV, two customers represented 81% and 86% of its revenues for 2007 and 2006, and one customer represented 83% of its revenues for 2005. For Enlaces, two customers represented 51%, 46% and 45% of its broadband services revenues for 2007, 2006 and 2005, respectively. Revenue from the Mexican government represented 5%, 7% and 8% of our total revenues for 2007, 2006 (excluding one-time sales) and 2005, respectively.

Approximately 42%, 37% and 42% of our total revenue for the year ended December 31, 2007, the year ended December 31, 2006 (excluding one-time sales) and the year ended December 31, 2005, respectively, was generated from customers in Mexico and 47%, 50% and 50% of our total revenue for the year ended December 31, 2007, the year ended December 31, 2006 and the year ended December 31, 2005, respectively, was generated from customers in the U.S.A.
The following table shows the total revenue generated by our Mexican, U.S. and other customers for the three years ended December 31, 2007, 2006 and 2005:

	2007	2006 (1)	2005
	(In thousands)
Mexico	$42,333	$26,403	$29,315
U.S.A.	47,558	36,269	34,692
Other	12,310	9,421	5,865

Total	$102,201	$72,093	$69,872

(1) Excludes one-time sales.
Sales and Marketing
Sales Force
Our sales force is divided into geographic markets. The majority of our sales force is fluent in Spanish and English, enabling them to communicate effectively with both domestic and English-speaking foreign customers.
Because our satellites have broad international footprints and landing rights, our sales force is able to effectively market our satellites’ capabilities to the major broadcasting and telecommunications companies in various countries. We have expanded our sales outside of Mexico through our direct sales force and a network of commercial agents and value-added resellers in Latin America. For 2007, payments to our commercial agents amounted up to $0.205 million.
Alterna’ TV has retained the services of the commercial agent Castalia Communications Corp. to sell our programming to pay-television distributors and the services of Latin America Broadcasting Inc. to carry out advertising sales.
Enlaces’ sales force is currently composed of one director and three sales managers servicing over 30 customers, as well as retained commercial agents and resellers.
Pricing
We believe that our existing prices are competitive with those of other satellite operators.
Under the Telecommunications Law, we are permitted to establish rates and terms and conditions for services in Mexico. Prices must be filed with COFETEL prior to their taking effect, but price changes do not require prior governmental approval. However, regulators may specify maximum prices, minimum service quality and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider at this point in time. We believe our space segment prices throughout the region are comparable to those offered by other satellite operators across the region.
We believe that our existing Alterna’ TV prices are comparable to those of other niche channels that target the U.S. Hispanic market.
Enlaces’ pricing structure is determined on a project by project basis based on specific network designs, the number of sites (VSATs) that the network will utilize and the bandwidth allocated to provide the requested services. We believe that this provides Enlaces with flexibility to provide prices that are competitive to other options available in the market, including terrestrial networks.

Contracts
The terms of most of our contracts with customers range from one year to end-of-life of the satellite on which capacity is provided. Almost all of our customers are required to make advance monthly payments.
All of our customers have service contracts denominated in U.S. dollars that require payment during each month for which satellite service is provided. Any late payment is generally subject to an interest charge. Any early termination has a related penalty payment associated with it. Our domestic government customers may pay the Mexican peso equivalent of the U.S. dollar service amount calculated on the basis of the spot exchange rate at the time of payment. Our U.S. dollar pricing mitigates the effect of potential devaluation in our Latin American markets. Nonetheless, in addition to any foreign exchange controls in the region, a significant devaluation of the Mexican peso or other Latin American currencies could adversely affect our customers’ demand for our services or their ability to pay for them.
The terms of our current Alterna’ TV contracts with programmers range from seven to ten years. Most contracts have an automatic 3-year extension. The terms of our current Alterna’ TV contracts with pay-television distributors range from 5 to 10 years. These customers pay per-subscriber between 45 and 60 days after the end of the billing period.
The terms of Enlaces contracts with customers range from 12 to 36 months. The period is related to the size of the networks and the amount of space segments assigned. Typically, larger customers enter into long-term contracts. Our contract renewal rate is above 90%. The contracts include one-time charges related to hardware purchases and monthly fees associated with services. The equipment is invoiced and paid in advance prior to delivery. The services are billed monthly.
Industry, Competition and Markets
Consolidation in the Fixed Satellite Services Industry
The fixed satellite services industry experienced further consolidation during the year ended December 31, 2006. In particular, three transactions significantly modified the market: (i) on July 3, 2006, Intelsat (Bermuda) Ltd. consummated a merger agreement with PanAmSat that resulted in the latter becoming a wholly-owned subsidiary of the former and an indirect wholly-owned subsidiary of Intelsat. Post-merger, PanAmSat and its subsidiaries continue to operate as separate corporate entities; however, the merged Intelsat-PanAmSat entity operates a global fleet of 51 satellites, including 32 that cover, totally or partially, the U.S.A., Central and South American markets; (ii) on March 30, 2006, SES completed its acquisition of New Skies (at that time the world’s fifth largest satellite operator measured by in-orbit communications capacity,) and; (iii) by the end of 2006, Loral and Telesat Canada formed a new company owning nine satellites, including seven with coverage in the Americas. Each of these satellite operators has significantly larger satellite fleets with coverage of our markets and all have access to greater financial resources than we do.
Many industry observers predict further consolidation in the coming years. Consolidation may result in reduced supply in the future as operators, in an effort to improve asset utilization and reduce capital expenditures, seek to eliminate excess capacity in their enlarged fleets. In addition, investment in new satellite capacity may also be reduced over the long term as a result of the higher debt levels of operators owned by financial investors, which may direct cash flow towards debt reduction and away from investment in new satellites.
Competition
We continue to face competition from satellite operators in markets such as the U.S.A., Mexico and Latin America. Intelsat (including, as of the merger on July 3, 2006, its wholly-owned subsidiary PanAmSat) has 51 satellites, including 32 that serve the Americas’ market. SES has a fleet of 35 satellites, of which 18 serve the Americas. New Skies, which was acquired by SES in 2005, owns seven satellites, three of which serve in the Americas. Telesat currently has six satellites that serve the U.S.A., Mexico and Canada. Other competitors include including Hispasat, Hispamar, and Star One, owned by Embratel.

We also face competition from land-based telecommunications services. In the past we have experienced a number of contract cancellations or non-renewals by customers that were affected by the introduction of fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications.
Enlaces and our Alterna’ TV business division also operate in highly competitive environments. Alterna’ TV faces competition from large media companies such as News Corporation, Discovery Communications, Viacom, NBC Universal and Univisión, and from niche channels, such as Sur Corporation, that target very specific Hispanic communities in the U.S.A. The main competition is for available space within the pay-television distributors’ Spanish language tiers.
According to our estimates, Enlaces has approximately 35-40% and 65-70% of the market share in the government and corporate segments of the Mexican market, respectively. In the government segment, Enlaces faces competition from Globalsat and Pegaso, which are in partnership with Intelsat for the provision of satellite capacity. In the corporate market segment, Enlaces faces competition from terrestrial network services providers such as Telmex, Axtel and AT&T and, to a lesser extent, from companies such as Comsat, Pegaso and Globalsat which offer similar services but focus primarily on SOHO markets. Telmex and Comsat both lease satellite capacity from us. Enlaces also faces competition from terrestrial connectivity technologies, including more recently GPRS. However, VSAT network technology provides several advantages over terrestrial connectivity due to its independence from terrestrial networks. We believe that the corporate segment has strong growth potential and that Enlaces is strategically positioned to capitalize on it and further increase its current market share. Enlaces maintains its role as a major market participant by offering competitive prices, broader coverage and value-added services (i.e., video multicast and content delivery, among others).
Although we face competition from various satellite operators, we believe clients prefer to diversify their risk by contracting with more than one satellite operator. We believe our hemispheric coverage and high-powered satellites allow us to compete with other satellite operators in the regions in which we operate.
New Satellite Capacity
Some of our competitors have launched new satellites that provide services in our current and proposed coverage areas and others are in the manufacture or planning stages. New satellites (other than replacement satellites not significantly larger than those they replace) increase the capacity available for the provision of services that compete with our services.
Domestic Market
We are an important provider of fixed satellite services in Mexico, which for the years ended December 31, 2007, 2006 (excluding one-time sales) and 2005, represented approximately 34%, 39% and 44%, respectively, of our satellite services. Mexican laws currently allow competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services and broadcast satellite services. The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico.
Our competition for the provision of satellite capacity for transmissions into Mexico, whether originating in Mexico or abroad, also comes from telecommunications companies with fiber optic networks. Fiber optic lines have expanded significantly in recent years, and lend themselves to inter-city high volume transmissions, particularly point-to-point services. They are limited, however, in their ability to compete with satellites to link a high number of low volume points scattered across a wide or remote area. For television and radio services, the cost associated with reaching subscribers is much higher with fiber optic networks than it is with satellite transmissions.
Our satellites were designed and built to cover the Mexican domestic market and have broad footprints and high power levels for coverage of Mexico. We also believe that our orbital slots have superior positioning in relation to the majority of our competitors that have access to the Mexican market. We believe that we have several advantages over foreign and international satellite companies with regard to power levels, look angles, continental coverage and our ability to offer superior customer service, which should allow us to maintain our position in domestic services.

U.S. Market
The U.S. commercial satellite market is currently dominated by two major competitors: Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES (through its SES Americom division). Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services: another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This relatively low percentage for telecommunications transmission services can partially be explained by the high demand for multi-channel and high-definition pay television, which reaches more than 90% of all U.S. homes, and by the availability of high-speed terrestrial data transmission networks, including DSL, WiMax and Wi-Fi systems.
The Fixed Satellite Services Protocol between the U.S.A. and Mexico allows Mexican satellites to offer international and domestic services in the U.S.A., subject to obtaining all necessary FCC regulatory approvals. See “Regulation — Treaties and International Accords — Fixed Satellite Services Protocol.” We believe that the existence of this protocol and the Satmex 6 satellite will improve our presence in North America. The footprint of Satmex 6 was designed, in part, to provide satellite services in the U.S. market.
Latin American Market
The Central and South American markets will likely continue to rely on satellites more extensively than other regions for point-to-multipoint communications services due to inherent low population densities, low telecommunications equipment and infrastructure densities, heavy forest cover, mountainous terrain and desert areas.
The Central and South American markets will likely see growth of cellular backhaul and broadband with internet protocol (“IP”) services in all markets of the region, with more transponders being required for backhaul, internet transport and for broadband access by telecommunication companies, businesses and governments. The development of IP in public and private networks and the growing demand for broadband services will likely generate connectivity traffic in satellite services. It is expected that satellite services will act as an extension for the terrestrial IP virtual private networks (“VPNs”) and even WiFi/IP VPNs in the most developed areas of the region. After the Wimax networks are deployed, which is expected to occur after 2010, satellite services are expected to provide Wimax network connectivity.
The Central and South American markets will likely see growth of video in underserved TV markets (such as various Andean countries), and in content exchanges with North America. Satellite services are expected to facilitate the development of new pay-TV markets and to expand the penetration of cable and satellite TV markets in already developed markets (such as Mexico and Argentina).
REGULATION
Regulatory Framework within Mexico
Providers of satellite services to or within the territory of Mexico, and the use of orbital slots licensed by the Mexican government, are subject to the requirements of the Telecommunications Law. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the SCT, pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the stock of such a corporation; provided, however, that upon approval of the Comisión Nacional de Inversiones Extranjeras (“Foreign Investments Commission of Mexico”), these corporations may issue “neutral investment” shares that may be held by foreign investors in excess of the 49% limitation. The “neutral investment” shares are not considered when determining the level of foreign investment participation in a corporation.
In addition, our operations are subject to the regulations of the General Law on National Assets, which regulates all assets that fall within the public domain and the terms of the Rescate of our Property Concession, the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment or the “Environment Law”) and other environmental laws, the Ley Federal de Competencia Económica (the “Federal Economic Competition Law”), the Ley de Vías Generales de Comunicación (the “Law of General Means of Communication”) and other international treaties, laws, rules, regulations and decrees.

Under the Telecommunications Law, the SCT is, among other things, responsible for issuing concessions and permits related to telecommunications and for formulating policies in the telecommunications area and otherwise taking all other actions on behalf of the Mexican government in connection with telecommunications. COFETEL is the telecommunications regulator responsible for, among other things, most day-to-day regulation of satellite communications services in Mexico.
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
The Orbital and Property Concessions
The Mexican government has awarded us the following concessions:
•	the Orbital Concessions providing the right to occupy each of three orbital slots (one concession per orbital slot) and use associated C- and Ku- band radio-frequency spectra, and
•	the Property Concession providing the right to use the buildings and areas in which the control centers are located.
The Orbital Concessions currently include the right to use the 113.0° W.L., 114.9° W.L. and 116.8° W.L. orbital slots and associated C and Ku band radio-frequency spectra. At the time of our privatization, we were granted a concession to use the 109.2° W.L. orbital slot, and as a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if the Mexican Antitrust Commission (Comisión Federal de Competencia) determines that we have too substantial a share of the Mexican market, COFETEL may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross subsidies and engaging in discriminatory practices.
As part of the three Orbital Concessions, we are required by the SCT to allocate 362.88 MHz in C- and Ku- band capacity to the Mexican government, free of charge, for national security and certain social services. On April 27, 2007, the SCT confirmed to us that such capacity requirements have not been increased. Currently, 156.11 MHz and 206.77 MHz of the Mexican government capacity requirements have been allocated to the C- and Ku- bands, respectively. In addition, we are required to operate one L band transponder owned by the Mexican government (through Telecomunicaciones de México, or “TELECOMM”) on Solidaridad 2. With the commencement of commercial service of Satmex 6, we were able to allocate the required C- band and Ku- band capacity to the Mexican government on this satellite. Neither Satmex 6 nor Satmex 5 has any L-band transponders.
As Solidaridad 2 is our only satellite with L-band capabilities, our L-band system would cease to exist on September 30, 2008, when the satellite reaches the end of its operating life in geostationary orbit. Thereafter, we will not be under any additional obligation to operate an L-band transponder. Solidaridad 2 has been operating in inclined orbit since March 1, 2008 in order to extend its L-band transponder life. To the extent we agree to perform these operations we will do so on a commercially reasonable basis. As of this date the Mexican government has not procured a replacement satellite. There have been extensive discussions among the SCT, TELECOMM and us regarding a potential sale of Solidaridad 2 to the Mexican government. We cannot assure you that we will be able to reach an agreement with the Mexican government.
Under the Orbital Concessions, we are required, among other things, to:
•	carry out research and development in Mexico;
•	maintain satellite control centers within the territory of Mexico and preferentially staff them with Mexican nationals; and
•	maintain satellite services continuously and efficiently.

As security for the performance by us of our obligations under each Orbital Concession, we were required to post and must maintain during the term thereof, a surety bond payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount is adjusted each year to reflect the inflation rate in Mexico.
On August 11, 2006, we received confirmation from the SCT that the extension of our Orbital Concessions for an additional 20-year term will be granted to us at the end of the first 20-year period and subject to our compliance with the terms thereof, without the payment of any additional consideration to the Mexican government. With the grant of the aforementioned extension, our Orbital Concessions will remain valid through October 22, 2037. On May 17, 2007, COFETEL, after having thoroughly reviewed our record, confirmed to us in writing that we are in full compliance with the terms and conditions of our Orbital Concessions.
Except in limited circumstances, we must notify the SCT prior to issuing and selling any shares that represent 10% or more of our outstanding common stock, and must identify the potential purchaser. Within 30 days of receipt of such notification, the SCT may object to the issuance or sale. We may only proceed with the proposed issuance or sale if no objection is raised by the SCT.
The Property Concession includes two plots of land, and buildings and fixtures built thereon, together with the right to use the property in connection with the operation of our satellites at the assigned orbital slots and the associated C- and Ku-band radio frequency spectra. We may not rent or otherwise sublease the property without the prior permission of the SCT. Under the Property Concession, we are required to:
•	pay an annual fee in an amount equal to 7.5% of the assessed property value; and
•	maintain the premises in good condition.
The value of the property was originally determined in the Property Concession and it has subsequently appreciated in increments consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública), which is an entity of the Mexican government, or an entity of such ministry. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any works performed on the property after such delivery.
The duration of the Property Concession is either 40 years or for the length of the Orbital Concessions. We were granted the Property Concessions on October 15, 1997. The Property Concession duration may be extended at the discretion of the SCT.
An Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;
•	we resign our rights under any such Orbital Concession;
•	the Mexican government, through the SCT, terminates such Orbital Concession through a proceeding called “Rescate”;
•	we become subject to liquidation (quiebra); and
•	the SCT revokes such Orbital Concession.

The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;
•	our taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;
•	our failure to satisfy the terms or conditions set forth in the Orbital Concession titles, including failure to deliver the free satellite capacity reserved to the Mexican government;
•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;
•	change of our nationality; and
•	our assignment, transfer or encumbrance of rights granted under the Orbital Concession titles in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us. Also, we would not be eligible to receive new telecommunication concessions or permits for a five-year period once the resolution of revocation becomes final and non-appealable.
The SCT also has the right to terminate any of the Concessions pursuant to Rescate. As of the date of any such Rescate procedure, assets used in connection with the exploitation of the Orbital Concessions and the Property Concession would be subject to the ownership and management of the Mexican government.
The SCT may also temporarily Requisa the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. With respect to a Requisa, the Telecommunications Law provides that the Mexican government will indemnify the affected concessionaire in an amount equal to damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses shall be determined by appraisers mutually appointed by the parties and damages shall be determined on the basis of the average net income generated by the concessionaire in the year prior to the Requisa.
The Property Concession will terminate if:
•	the Property Concession term expires;
•	we resign our rights to any of the Concessions;
•	the Orbital Concessions are terminated;
•	the purpose for which the Property Concession is granted no longer exists;
•	the Mexican government decrees a Rescate on the Property Concession for reasons of public interest; or
•	the Property Concession is revoked.
The Mexican government may revoke the Property Concession for various reasons, including, without limitation, the following:
•	failure to use the Property Concession for the purpose for which it was granted;
•	failure to comply with the terms of the Property Concession;
•	activities taking place on the premises for which the Property Concession was granted, without prior permission of the SCT, that interfere with satellite operations; and
•	under terms and conditions generally applicable to Property Concessions of this type under applicable Mexican law.

Pursuant to the terms of the Orbital Concessions, upon their termination the orbital slots revert to the Mexican government. Pursuant to the Telecommunications Law, the Mexican government has a preemptive right to purchase the facilities, equipment and other assets directly used by Satmex to provide services under the Orbital Concession. Upon termination of the Orbital Concessions, the Mexican government may lease these assets for up to five years at a rate determined by expert appraisers appointed by the SCT and Satmex, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals. It is unclear whether under the provisions set forth in the General Law on National Assets, in the event of a termination of the Orbital Concession due to a Rescate, we would be entitled to receive compensation with regard to the value of the facilities and equipment in which we have invested on.
Enlaces’ Concession and Value Added Services Certificate
The Mexican government granted Enlaces a concession at no cost to install and operate a public telecommunications network (the “Network Concession”) and a value added services certificate (the “Certificate”).
Under the Network Concession and subject to the terms thereof, Enlaces is authorized, among other things, to install a public telecommunications network and to stream analog and digital voice, data, video and audio to authorized public telecommunications networks, certain private networks and value-added services providers.
Enlaces’ telecommunications network is composed of a central node, which must be installed and maintained at all times within the territory of Mexico, and an indefinite number of VSATs operating as remote stations. While the Network Concession requires that the central node include two terrestrial main stations, Enlaces has requested COFETEL to waive the requirement for the installation of a second terrestrial main station (in the C-band). Additional information was requested by COFETEL and this was provided by the company on April 24, 2008. This request is currently pending before COFETEL.
Pursuant to the Network Concession, Enlaces is required to, among others, meet certain coverage requirements (i.e., its services must be available in any part of Mexico) and render its services pursuant to the technical specifications set forth in the Network Concession through Mexican satellites.
The term of the Network Concession is 30 years and may be renewed in accordance with the provisions of the Telecommunications Law. The Network Concession terminates if (i) its term expires, (ii) Enlaces resigns its rights thereunder, (iii) the Mexican government, acting through the SCT, decrees a Rescate on the Network Concession, (iv) Enlaces becomes subject to liquidation (quiebra), or (v) the SCT revokes the Network Concession (in which case no compensation will be paid to us). As of the date of any such Rescate procedure, assets used in connection with the Network Concession would be subject to the ownership and management of the Mexican government.
The Certificate which granted to Enlaces on November 9, 2000 for an indefinite term, and it authorizes Enlaces to provide internet access services (including hybrid satellite/terrestrial services and direct satellite two-way services), e-mail and multimedia services (including content delivery, commercial kiosks and television private channels) using Web, IP Multicast and Data Video Broadcasting (“DVB”) technologies, excluding in all cases real time delivery, for which an additional license or concession would need to be obtained.
Pursuant to the Certificate, Enlaces is required to grant access to the services it provides on a non-discriminatory basis. Similarly, Enlaces has access to other public telecommunications networks, such as the fixed telephony networks of Telmex and Avantel, S.A., to render its services.
U.S. and ITU Regulation
FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses
The U.S. satellite and telecommunications industries are highly regulated. The FCC regulates satellite operators in the U.S.A., as well as the provision of satellite services to, from and within the U.S. market by U.S. and non-U.S. licensed satellite systems.

Any satellite operator wishing to provide services to or within the U.S.A. via a non-U.S. licensed satellite must obtain the prior approval of the FCC. In considering applications for the provision of service-specific or blanket satellite landing rights within the U.S. market, the FCC will consider various factors such as the effect on competition in the U.S. market, spectrum availability, eligibility requirements (such as foreign ownership, legal, technical and financial qualifications), operating requirements and national security, law enforcement, foreign policy and trade concerns, as appropriate. Depending on the nature of the services to be offered in the U.S.A., foreign-licensed satellites may be subject to a variety of additional regulatory requirements.
If approved by the FCC, a non-U.S. licensed satellite system serving the U.S.A. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The FCC regulations also provide that in order for non-U.S. satellite operators to serve the U.S. market they may obtain the FCC authorization by:
•	participating in a U.S. space station processing round;
•	having a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite; or
•
applying to be listed on the “Permitted Space Station List” of non-U.S. licensed satellites that any U.S.-authorized earth station with an “ALSAT” designation may communicate with, subject to any condition the FCC may impose.

On December 14, 1999, we submitted an application to the FCC requesting it to include our satellites on the U.S. Permitted Space Station List. This request was approved by the FCC on October 30, 2000, thereby permitting our satellites to communicate with any U.S.-authorized earth station with an “ALSAT” designation, subject to any conditions the FCC may impose. Since August 2006, all of our satellites have been included on the U.S. Permitted Space Station List.
International Telecommunication Union Regulation
Our use of orbital slots and associated C- and Ku-band radio frequency spectra is subject to the frequency coordination and registration process of the ITU, an international treaty organization established under the sponsorship of the United Nations. Representation at the ITU for satellite system coordination and registration purposes is limited to national governmental agencies; private companies are not entitled to participate in their own right in coordination and registration activities.
All ITU filings are made through ITU member states, also referred to as “notifying administrations.” Therefore, companies must work within the constraints established by the notifying administration representing their interests. Factors such as national interests and foreign relations concerns often affect positions that a notifying administration is willing to take on behalf of commercial entities.
Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies to the Radiocommunications and Development Bureau (the “Bureau”) of the ITU. After such notification is received by the Bureau, other nations are afforded the opportunity to apprise the Bureau of any potential harmful interference with their existing or planned satellite systems. When potential harmful interference is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.
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
Status of Our Satellites
The Mexican government notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed. On October 19, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR. Satmex 5 was added to the MIFR on August 23, 2005.
In May of 2000, the Mexican and Canadian governments concluded a coordination agreement specifying the operational parameters for Mexican and Canadian satellites operating in the C- and Ku- radio frequency spectrum bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S.A. and South and Central America on a non-interference basis.
In August of 2003, we and the Mexican government favorably concluded coordination negotiations with the Canadian government with respect to the radio-frequency spectrum characteristics of Satmex 6. As part of these negotiations, the Mexican and Canadian governments agreed to a new coordination agreement to reduce potential satellite frequency harmful interference and ensure that existing and future satellite networks licensed by either nation have sufficient space to expand their respective services to the Mexican, U.S.A. and South and Central American markets.
In February of 2008, the Mexican Government sent the notification form of Satmex 6 to ITU, requesting registration of the file in the ITU Master International Frequency Registry.
Treaties and International Accords
Reciprocity Agreement Between the U.S.A. and Mexico
In April 1996, Mexico and the U.S.A. entered into an agreement concerning the provision of satellite services to users in Mexico and the U.S. (the “Reciprocity Agreement”). Among other things, the Reciprocity Agreement provides that Mexican and U.S. satellites are permitted to provide services to, from and within the U.S.A. and Mexico, subject to applicable laws and regulations, and neither Mexico nor the U.S.A. shall require a satellite licensed by the other government to obtain an additional license in order to provide the satellite services described in the protocols to the Reciprocity Agreement (as described below). The Reciprocity Agreement may be amended by agreement of both governments, and additional protocols or protocol amendments may be concluded by written agreement.
Direct-to-Home Protocol
In November 1996, Mexico and the U.S.A. signed a protocol (the “DTH Protocol”) to the Reciprocity Agreement for the provision of direct-to-home (“DTH”) satellite services. DTH satellite services are defined to include DTH fixed satellite service and broadcasting satellite service, which include one-way, encrypted video or video/audio broadcast services for direct reception by subscribers who pay a periodic fee, distribution of video/audio to cable television head-ends and multipoint distribution service (“MDS”) or wireless cable facilities. The U.S.A. and Mexico have each agreed to permit satellites licensed by the other government to provide DTH fixed satellite services and broadcasting satellite services to, from, and within the other country’s territory. Entities seeking to transmit or receive DTH fixed satellite services or broadcasting satellite services signals via a satellite licensed by the other administration (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process).

Fixed Satellite Services Protocol
In October 1997, Mexico and the U.S.A. signed another protocol (the “FSS Protocol”) to the Reciprocity Agreement for the provision of international and domestic fixed satellite services. The definition of fixed satellite services includes, but is not limited to, signals carrying video or video/audio distributed to cable television head-end and multipoint distribution service (restricted microwave television service) facilities and excludes the DTH fixed satellite services and broadcasting satellite services governed by the DTH Protocol. Subject to the terms of the FSS Protocol, each of the U.S.A. and Mexico has agreed to permit satellites licensed by the other to provide domestic and international fixed satellite services to, from, and within the other country’s territory.
Reciprocity Agreement Between Canada and Mexico
In April 1999, Mexico and Canada entered into an agreement similar to the agreement between Mexico and the U.S.A. In January 2001, the two countries signed the FSS Protocol.
In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the CRTC granted us a license to provide basic international telecommunications services in Canada.
Argentine Agreement
In November of 1997, the Mexican and Argentine governments entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each government. The agreement provides that satellite service providers licensed in Mexico may transmit certain DTH fixed satellite services, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The Mexican and Argentine governments each further agreed to cooperate in assuring compliance with each of the two countries’ applicable laws and regulations.
On February 9, 2007, we opened a branch in Argentina and we expect to be granted licenses, including landing rights for Satmex 5 and Satmex 6, in accordance with the provisions of the reciprocity agreement. In May 2007, an intermediary contract was signed with Empresa Argentina de Soluciones Satelitales, (“ArSat”) (an Argentine state organization) to provide our services in Argentina during the pendency of the aforementioned landing rights license applications. While we expect to obtain these licenses in due course, there can be no assurance that the Argentine authorities will grant us the licenses we are pursuing.
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
We adopted fresh-start reporting as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). Accordingly, our financial information disclosed under the heading “Successor Registrant” for the year ended December 31, 2007 and for the period from December 1 to December 31, 2006 is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant” for the period from January 1 to November 30, 2006 (the date on which we adopted fresh-start reporting) and for the year ended December 31, 2005.

Management believes that providing this financial information is the most useful method for making comparisons for the years ended December 31, 2007, 2006 and 2005.
Recent Tax Developments
On January 1, 2008, LIETU went into effect. LIETU amends various Mexican federal tax provisions on production and services, including the law of the Value Added Tax, and establishes a labor subsidy. Importantly, LIETU introduces a flat tax, which replaces Mexico’s asset tax and will apply to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% of an income determined based on a company’s cash flow (although transitional rates of 16.5% and 17% will apply for the tax years 2008 and 2009, respectively). Although the flat tax is defined as a minimum tax, it has a wider taxable base, as many of the tax deductions allowed for income tax purposes are disallowed or are limited for purposes of the flat tax. Satmex, on the one hand, and SMVS Adminstración, SMVS Servicios Técnicos and HPS Corporativo, on the other hand, have submitted an amparo writ against this law to reduce the Company’s tax burden.

	Successor Registrant			Predecessor Registrant
	Year ended	December 1 to	Year ended,	January 1 to	Year ended
	December 31,	December 31,	December 31,	November 30,	December 31,
	2007	2006	2006	2006	2005
Revenues	$102,201	$6,751	$95,093	$88,342	$69,872
Operating expenses:
Satellite operating cost	28,468	2,748	37,866	35,118	13,184
Selling and administrative expenses	26,509	1,687	13,735	12,048	19,884
Depreciation	37,282	2,934	42,884	39,950	35,022
Amortization	15,824	3,332	15,162	11,830	12,905

	108,083	10,701	109,647	98,946	80,995

Operating loss	(5,882)	(3,950)	(14,554)	(10,604)	(11,123)
Reorganization expenses	—	—	(33,447)	(33,447)	(7,666)
Interest expense	(51,672)	(4,333)	(23,485)	(19,152)	(48,375)
Interest income	1,650	103	2,814	2,711	2,315
Net foreign exchange gain (loss)	145	(123)	5,567	5,690	(5,722)

Loss before income tax, minority interest and preferred stock dividends	(55,759)	(8,303)	(63,105)	(54,802)	(70,571)
Income tax	893	311	19,037	18,726	238
Minority interest	802	140	140	—	—

Consolidated net loss	(57,454)	(8,754)	(82,282)	(73,528)	(70,809)
Preferred stock dividends	—	—	1,130	1,130	1,507

Consolidated net loss applicable to common shareholders	$(57,454)	$(8,754)	$(83,412)	$(74,658)	$(72,316)

Overview
We operate in the fixed satellite services segment and are an important provider of such services in Mexico. We are expanding our services in an effort to become a major provider of such services throughout North, Central and South America. We are also marketing the use of satellite transmission capacity for broadband applications, such as connectivity to the internet via satellite. We also have landing rights to provide satellite capacity for telecommunication services in Mexico, the U.S.A., Canada and 43 other nations and territories in the Western Hemisphere. Our broadcasting, telecommunications services and broadband customers include domestic and international clients and governmental agencies.

We hold Orbital Concessions from the Mexican government to occupy the following orbital slots: 113.0° W.L., 116.8° W.L. and 114.9° W.L. Satmex 6 and Satmex 5 are in geostationary orbit at 113.0° W.L. and 116.8° W.L., respectively. As of March 1, 2008, our satellite, Solidaridad 2, was placed in inclined orbit at 114.9° W.L., and we are in the process of negotiating the sale of Solidaridad 2 to the Mexican government. We intend to build another satellite, Satmex 7, and to place it in geostationary orbit in the orbital position currently held by Solidaridad 2.
Financial Restructuring
In 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of its back-up control processor on board the satellite. The satellite was insured and we received an insurance payment, denominated in dollars, of $235.3 million, which was used to service debt and to invest in Satmex 6. In addition, early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, some of our customers cancelled their satellite service contracts and we were unable to develop new business, which led to a decrease in our revenues. As a result, due to cash shortfalls from our operating activities, in 2005 and 2004 we were unable to pay the interest and principal due on our indebtedness.
In an effort to restructure our outstanding indebtedness, in June 2005, we filed a petition for a concurso mercantil. In 2006, we entered into a court-approved Concurso Agreement with the holders of a majority of our debt. Our majority shareholders at that time also signed the restructuring agreement. The Concurso Agreement, setting forth the terms and framework of our agreed-upon restructuring, provided that the final implementation of our restructuring would be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by us under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. The order approving the Concurso Agreement became final on August 1, 2006, and the concurso mercantil proceeding was completed on that date.
In August 2006, we filed in the U.S. Bankruptcy Court a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, together with a pre-negotiated Plan of Reorganization. We concluded our reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. Under the restructuring, holders of our existing debt received new debt with a lower total principal amount, some of which had interest payable in-kind. Additionally, some of our creditors received 78% of the economic interest in our equity, including 43% of the full voting shares.
Upon emergence from our U.S. bankruptcy we adopted “fresh-start reporting” as of November 30, 2006 in accordance with SOP 90-7, as required under U.S. GAAP.
Industry Overview and Trends
We operate primarily in the fixed satellite services sector of the satellite industry. Operators in the fixed satellite services sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and provide satellite connectivity from one point to multiple points, referred to as point-to-multipoint services. Because Latin America is recognized as a market with long-term growth potential, it continues to be a competitive market. Our satellites are located in orbital slots allocated to Mexico. Our business is considered a “priority activity” by the Mexican federal constitution. Therefore we are subject to the oversight and regulation of the Mexican government, through provisions in our Orbital Concessions, our bylaws and applicable Mexican laws and regulations. In addition to our Orbital Concessions, in August 2001, the Mexican government granted concessions to Mexican entities affiliated with Intelsat, SES and Grupo Televisa, S.A.B. de C.V. (“Televisa”) for the provision of satellite services in Mexico. Intelsat has registered 11 satellites, SES has registered 7 satellites and Televisa has registered no satellites to provide satellite services in Mexico.
Prices of fixed satellite services have been depressed in Latin America over the last several years, given excess capacity in the region and the lower cost of providing satellite service once a satellite is in place. However, due to lower pricing in satellite terrestrial equipment as well as early economic recovery, we are beginning to experience new demand for fixed satellite services. Northern Sky Research has forecasted that demand for C- and Ku-band capacity will grow at an annual rate of 3.2% from 2005 to 2011. It is expected that this will result in an increase in the fixed satellite services industry’s annual revenues for leased commercial C- and Ku-band capacity to increase from $6.7 billion in 2005 to over $8.4 billion in 2011. Further, the recent trend of consolidation in our industry has led to an increase in the price of fixed satellite services.

Technological advances, such as highly efficient satellite broadband connectivity platforms, low cost cellular backhaul equipment and HDTV which requires more bandwidth than regular television, are stimulating additional demand for satellite services in the region. Recent announcements of large Latin American government-sponsored connectivity programs, expanded coverage plans of mobile telecommunications service providers and the introduction and expansion of HDTV services in our region may lead to increased demand for our services. In addition, the requirement that subscription television (such as cable and DTH satellite services) offer local channels (local-into-local) will entail significantly greater demand for satellite services. Rising demand for regional television channels has also begun to stimulate demand for satellite capacity. Furthermore, existing satellite platforms are efficient, especially in the areas of video and data compression, which allows for the development of new television channels that are distributed by satellite at commercially viable prices.
We believe that a variety of factors will continue to drive demand for satellite services in the markets we serve. These factors include:
•	the important role satellites play in reducing the “social digital breach” by servicing governmental communications networks such as E-Mexico in Mexico, Compartel in Colombia, and G-SAC in Brazil;
•	the continued development of data and voice communication technology in emerging markets where terrestrial communication facilities and service coverage areas may be more limited;
•
increased demand worldwide for enterprise-level regional and global public Internet and private networking services, including broadband internet access, voice-over Internet Protocol (“VoIP”), and managed data services, including government sponsored connectivity programs for remote communities;

•	expansion of broadcast video applications such as HDTV, and a continued increase in the number of channels broadcast;
•	continued growth of the DTH market and demand for ethnic and religious channels requiring continental coverage; and
•	general economic growth in our region.
Results of Operations for the Year ended December 31, 2007 Compared to the Year ended December 31, 2006
Revenues
Revenue for the year ended December 31, 2007 was $102.2 million as compared to $95.1 million during 2006. Revenue in 2006 includes $23.0 million related to a lease with Loral Skynet, which was accounted for as a sales-type lease. Excluding the revenue recorded in connection with such sale-type lease, revenue for 2007 increased $30.1 million, compared to 2006. This increase was due to: (i) a $16.2 million net increase in fixed satellite services composed of new contracts of $2.1 million, and an increase in non-renewal contracts in an aggregate amount of $15.3 million, which was partially offset by contract cancellations of $1.2 million; (ii) a net increase of $13.7 million for broadband satellite services provided by Enlaces (Enlaces revenues were $15.1 million in 2007, compared to $1.4 million in 2006); and (iii) a net increase in Alterna’TV revenue of $0.2 million (Alterna’TV revenues were $6.8 million in 2007, compared to $6.6 million in 2006). Revenues for 2007 reflect $33.2 million of revenue from Satmex 6 compared to $5.0 million in 2006 (Satmex 6 began service on July 31, 2006).
Operating Expenses
Operating expenses decreased to $108.1 million in 2007 (105.8% as a percentage of revenues), from $109.6 million in 2006 (115.3% as a percentage of revenues), as described below.

Satellite Operating Costs
Satellite operating cost, which relates to fixed satellite services, Alterna’TV and broadband satellite services, and consists primarily of annual renewals of satellite insurance, the related personnel costs and orbital incentive provision, decreased to $28.5 million in 2007 as compared to $37.9 million in 2006. The net decrease of $9.4 million is attributable to a decrease of $20.2 million related to the cost of the sales-type lease with Loral Skynet’ offset partially by a net increase of $0.8 million in the cost of satellite insurance due to commencement of operations by Satmex 6 in July 2006, the corresponding cost of the new operations of broadband satellite cost of $3.7 million, the $5.8 million in orbital incentive provision to the contractor of the satellite Solidaridad 2 and $0.5 million in other operating costs.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensation, professional fees (legal, tax and auditing fees) and allowance for doubtful accounts, were $26.5 million in 2007 as compared to $13.7 million in 2006. This increase is primarily due to: (i) an aggregate of $4.2 million paid in salaries and employee compensation primarily comprising payments to four former executives owed to them as a part of their severance package in connection with their departures in 2007 and management bonuses paid or accrued for services in all capacities and wage taxes, (ii) an increase of $3.9 million in allowance for doubtful accounts in 2007 ($0.4 million of customers’ allowance was recognized in expenses and in 2006, $3.5 million of the provision regarding related party accounts was reversed due to the change in our assessment of recoverability based on an improvement of Enlaces’ financial condition), (iii) an increase of $2.9 million of company’s selling process; and (iv) a $3.3 million increase of other fees. These increases were partially offset by a decrease of $0.5 million for commercial agent fees, and a decrease of $1.0 million for other expenses.
Depreciation and Amortization
Depreciation expense was $37.3 million in 2007 and $42.9 million in 2006. The decrease of $5.6 million was due to a $15.3 million adjustment of the value of the satellites for the recognition of the fresh-start reporting on November 30, 2006, which was offset by an increase in depreciation of Satmex 6 of $9.7 million. Satmex 6 entered into commercial service in July 2006, therefore, there was no depreciation in the first half of 2006. Amortization expenses related to our concessions and intangible assets were $15.8 million in 2007 and $15.2 million in 2006. The net increase of $0.6 million is due to the amortization of $11.2 million derived from the contract backlog, public telecommunication network and customer relationships, and from assets recognized as a result of the adoption of the fresh-start reporting on November 30, 2006, partially offset by a decrease of $10.6 million resulting from the adjustment of the value of the concessions also resulting from fresh-start reporting.
The net decrease in depreciation and amortization in 2007 is due to the recognition of the new carrying amount of our non-current assets on December 1, 2006 as a result of the adoption of the fresh-start reporting.
Operating Loss
Our operating loss for 2007 was $5.9 million and for 2006 was $14.5 million due to the above mentioned reasons.
Interest Expense
Total interest cost for the year of 2007 was $51.7 million, compared to $23.5 million in 2006. Our interest cost increased by $28.2 million as a result of the restructuring of our debt in November 30, 2006. Interest cost in 2007 includes interest on our new First Priority Notes and Second Priority Notes, while in 2006 interest only accrued on the old (and now cancelled) floating rate notes. As a result of the concurso mercantil, the interest on the fixed rate notes ceased to accrue on September 7, 2005.
Net Foreign Exchange Gain/Loss
We recorded a foreign exchange gain in 2007 and 2006 of $0.1 million and $5.6 million, respectively. Foreign exchange gain and losses are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate. The difference is primarily due to the fact that, beginning September 7, 2005, the previous fixed rate notes (cancelled on November 30, 2006) were converted into unidades de inversión (UDIs), in accordance with the Mexican LCM, which resulted in the recognition of a $5.6 million exchange gain in 2006.

Income Tax
For the year ended December 31, 2006, Satmex applied the different income tax rates according to the estimated date of reversal. For the year ended December 31, 2007, we recorded income tax expense of $0.9 million on a loss before income taxes of $55.8 million, yielding a negative effective rate of 2.0%, while for 2006 we recorded income tax expense of $19.0 million on a loss before income taxes of $63.1 million, yielding a negative effective rate of 30%. The change in effective rate from 2006 to 2007 is due primarily to the reduction of non-deductible expenses in 2007 and the rate effect of the currency re-measurement of temporary items, which were changed as a consequence of the recognition in 2006 of the new lower value of non-current assets, because of the application of the criteria of fresh-start reporting and the tax effects of inflation, cotinuining to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reverse.
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders was $57.5 million in 2007 and $83.4 million in 2006.
Results of Operations for the Year Ended December 31, 2006 Compared to the Year ended December 31, 2005
Revenue
Revenue for the year ended December 31, 2006 was $95.1 million as compared to $69.9 million during 2005. Revenue in 2006 includes $23.0 million related to a lease with Loral Skynet, which was accounted for as a sales-type lease, and $1.5 million for broadband services provided by Enlaces, beginning on December 1, 2006. Excluding the revenue recorded in connection with the lease and Enlaces revenue for 2006, revenue was largely unchanged compared to 2005. This increase was supported by a net increase in Alterna’ TV’s revenues in the amount of $2.8 million and new clients in the amount of $2.5 million. Alterna’ TV’s revenues were $6.6 million in 2006, compared to $3.8 million in 2005. These increases were largely offset by net contract cancellations and non-renewals in an aggregate amount of $4.6 million. Revenue for 2006 reflects $5.2 million of revenue from Satmex 6, which began service on July 31, 2006. Satmex 6 replaced the services offered by Solidaridad 2, which has since had a lower utilization.
Operating Expenses
Operating expenses increased to $109.6 million in 2006 (115% in comparison to revenues) from $81.0 million in 2005 (115% in comparison to revenues), for the reasons described below:
Satellite Operating Cost
Satellite operating cost, which consist primarily of annual renewals of satellite insurance and related personnel costs, increased to $37.9 million in 2006 as compared to $13.2 million in 2005. The increase is primarily due to a $20.2 million charge related to the lease with Loral Skynet, a net increase of $3.4 million in the cost of satellite insurance due to the commencement of operations by Satmex 6 in July 2006, an increase in the cost of operations of Alterna’ TV of $1.2 million, $0.2 million relating to broadband satellite cost, $1.1 million in orbital incentive provision to the contractor of Solidaridad 2, increase of $0.2 million in other expenses and a decrease of $1.6 million in Satmex 6 expenses corresponding to storage and transportation to launching position.

Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries, operating expenses, professional fees (including certain legal and auditing fees) and allowance for doubtful accounts were $13.7 million in 2006 as compared to $19.9 million in 2005. This decrease is primarily due to a net decrease in expenses in the provision of the allowance for doubtful accounts of $6.2 million (in 2006, $3.5 million of the prior years regarding related party accounts was reversed due to the change in our assessment of recoverability based on an improvement of Enlaces’ financial condition and in 2005, $2.7 million of additional allowance was recognized in expenses), a decrease in commissions paid to Loral for services provided by Skynet of $1.5 million, a decrease of $0.8 million in office, rental and maintenance fees, a total of $0.6 million in commissions paid to commercial agents associated with Alterna’ TV and $0.2 million in license and management fees. These decreases were partially offset by an increase of $1.9 million in salaries and employee compensation, an increase of $0.4 million in professional fees and an increase of $0.8 million in territorial infrastructure, non-deductible items, recovery of Enlaces expenses and advertising.
Depreciation and Amortization
Depreciation expense was $42.9 million in 2006 and $35.0 million in 2005. The increase in depreciation expense reflects the $9.5 million depreciation of Satmex 6, which entered commercial service in July 2006.. A net decrease of $1.6 million was accounted as a consequence of the adjustment of the value of our satellites for the recognition of the fresh-start reporting in November 30, 2006. Amortization expenses relating to our Concessions and intangible assets were $15.2 million in 2006 and $12.9 million in 2005. The net increase of $2.3 million reflects the increase in the amortization of $3.2 million of the contract backlog, resulting from the fresh-start reporting in November 30, 2006, partially offset by a decrease of $0.9 million resulting from the adjustment of the value of the Concessions and for the recognition of fresh-start reporting.
Operating Loss
Our operating loss was $14.5 million in 2006 as compared to $11.1 million in 2005, as a result of the above mentioned reasons.
Reorganization Expenses
Legal, financial and advisory fees and loss on discharge of pre-petition liabilities related to the restructuring were $33.4 million in 2006, as compared to $7.7 million for 2005. The increase is mainly due to the payment of fees and expenses to legal and financial advisors incurred in connection with the restructuring of our prior debt (concurso mercantil, settlement agreement with Loral, convenio concursal, Chapter 11 proceeding and restructuring agreement).
Interest Income
Interest income for 2006 was $2.8 million as compared to $2.3 million for 2005. Our higher interest income was a result of higher interest rates on our cash balances.
Interest Expense
Total interest cost was $23.5 million in 2006 compared to $48.4 million in 2005. Our interest cost decreased by $24.9 million as a result of the concurso mercantil, which ceased the accrual of interest on our fixed rate notes. Interest cost in 2006 includes 11 months of interest on our old floating rate notes and one month interest on our new First Priority Notes and Second Priority Notes.
Net Foreign Exchange Gain/Loss
We recorded a net foreign exchange gain of $5.6 million in 2006 as compared to a $5.7 million foreign exchange loss in 2005. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-denominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate. In particular, beginning on September 7, 2005, the original fixed rate notes, in accordance with the Mexican LCM, were converted into UDIs, which resulted in $5.6 million of an additional exchange losses in 2005.

Income Tax
For the year ended December 31, 2006, Satmex applied the different income tax rates according to the estimated date of reversal. For the year ended December 31, 2006, we recorded income tax expense of $19.0 million on a loss before income taxes of $63.1 million, yielding a negative effective rate of 30%, while for 2005 we recorded income tax expense of $0.2 million on a loss before income taxes of $70.6 million, yielding a negative effective rate of 0.3%. The change in effective rate from 2006 to 2005 relates primarily to the increase of non deductible expenses incurred in 2006 and rate effect of the currency remeasurement of temporary items, which was changed as a consequence of the recognition of the new lower value of noncurrent assets as a result of the criteria of the fresh-start reporting and the tax effects of inflation, partially compensated by the additional provision recorded in 2006 to increase the valuation allowance.
Preferred Stock Dividend Requirement
Our preferred stock pays dividends in our common stock. Our preferred stock dividend of $1.1 million in 2006 and $1.5 million in 2005 is based on the value assigned to the 606,730 shares of preferred stock issued in March 1999. Due to the restructuring agreement, the commitment was extinguished.
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders was $83.4 million in 2006 and $72.3 million in 2005.
Inflation and Foreign Exchange Fluctuations
During 2007, 2006, and 2005, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor) as provided by Banco de México, were 3.75%, 4.05%, and 3.3%, respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in U.S. dollars. Our customer contracts are also denominated in U.S. dollars. However, high inflation rates would affect peso-denominated expenses, such as payroll and rent, and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. We do not use foreign currency hedges.
Capital Expenditures
Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $2.4 million, $47.4 million and $8.3 million in 2007, 2006 and 2005, respectively. Capital expenditures related to the construction and launch of Satmex 6 in May 2006 were $45.3 million in 2006 and $5.9 million in 2005. Capital expenditures from December 1, 2006 were made in compliance with Section 4.30 of the First Priority Note. As part of the settlement agreement with Loral in 2005, Satmex received $8.5 million in the form of liquidated damages due to the late delivery of Satmex 6. This amount was considered a reduction of the cost of the satellite because it related to the construction and launch of the satellite. Additionally, we received $2.0 million in the form of the return of escrowed monies for amounts deemed paid under such settlement agreement. This amount represents the reimbursement of advances made to Loral Space Systems for the construction of Satmex 6 that were reimbursed to the Company. We reduced the $2.0 million from construction in progress and subsequently included the same amount as restricted cash upon execution of the settlement agreement. The cash was restricted until the construction contract was completed, which occurred in February 2006,. All of these items are considered part of Satmex’s capital assets. In addition, we paid $0.1 million and $1.9 million in 2006 and 2005, respectively, for storage and maintenance expenses of Satmex 6.
During 2007, 2006 and 2005, Satmex invested $2.4 million, $2.1 million and $2.4 million, respectively, in systems and other infrastructure.

The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2007	2006	2005
	(in thousands of U.S. dollars)
Acquisition of property, furniture and equipment	$2.4	$2.1	$2.4
Acquisition and launch of Satmex 6		$45.3	$5.9

Total	$2.4	$47.4	$8.3

We expect total capital expenditures in 2008 to be in excess of $78.0 million, mainly attributable to the construction of Satmex 7. Our capital expenditures may vary significantly from these projections as we respond to competitive pressures and capitalize on market opportunities as they become available.
We have historically funded our capital expenditures with cash from operations and long-term debt, and we anticipate funding 2008 capital expenditures with cash flows from operations and financing.
Total Debt
At December 31, 2007 and 2006, we had total debt of $393.2 and $378.2 million, respectively. The debt as of December 31, 2006, represents the new issuance of First Priority Notes and Second Priority Notes issued in accordance with the Plan of Reorganization. The increase was due to the interest capitalized in accordance with the terms of Second Priority Indenture.
Liquidity and Capital Resources
We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs and capital expenditures. Our principal uses of funds are cash used in connection with our operations, interest payments, capital expenditures and the repayment of debt. We expect cash flow generated from our operations, including the construction of Satmex 7, to be sufficient to fund our working capital needs and capital expenditures in 2008. We anticipate financing any future capital expenditures with cash generated from operations and long-term debt. There can be no assurance that we will be able to generate liquidity by issuing such long-term debt, or that such long-term debt could be issued on terms acceptable to us.
In recent years, we have experienced working capital deficits. As of December 31, 2007, we had cash and cash equivalents of $37.2 million, and a working capital surplus of $15.1 million. We may continue to face liquidity constraints as a result of increased capital expenditures in connection with the expansion and upgrade of our satellite network. We cannot assure you that we will not face similar liquidity constraints in the future.
The terms of our existing indebtedness contain covenants that restrict our sources and uses of liquidity. They limit, among other things, our ability to incur additional indebtedness (including mandatorily redeemable preferred stock); enter into sale/leaseback transactions; transfer or dispose of concessions and other assets; issue preferred stock; permit the issuance of stock of certain subsidiaries; merge, consolidate, or transfer substantially all of our assets; make capital expenditures; pay dividends or make other distributions; apply the proceeds of insurance payments or asset sales (and use the proceeds thereof); or enter into certain transactions with shareholders or affiliates. Under the indentures governing our existing indebtedness, subject to certain exceptions, we are not permitted to incur more than $4 million per year or $7 million in the aggregate of unsecured indebtedness. Although we are permitted to borrow larger amounts on a subordinated basis for the purpose of acquiring an additional satellite (such as Satmex 7), such borrowings will only be permitted if our consolidated leverage ratio and consolidated interest ratio are less than 7.0 and greater than 1.75, respectively. We may not be able to access financing on terms acceptable to us or permitted by our existing indentures, if at all. For a description of the covenants contained in the indentures governing the terms of our existing indebtedness see “The First Priority Notes” and “The Second Priority Notes.”

Sources and Uses of Cash
Year ended December 31, 2007 compared to the year ended December 31, 2006
Taking into account our cash flows from operating activities, financing activities and investing activities, our total cash balance as of December 31, 2007 was $37.2 million compared to $24.5 million as of December 31, 2006.
Operating Activities
Our net cash provided by operating activities for the year ended December 31, 2007 was $15.1 million, compared to $13.1 million for the year ended December 31, 2006. The increase was due primarily to an increase of $14.9 million arising from the capitalization of interest of the Second Priority Notes, a decrease in interest payable of $25.1 million, and changes in operating assets and liabilities amounting to $12.2 million.
Investing Activities
Our net cash used by investing activities for the year ended December 31, 2007 was $2.4 million, compared to $47.4 million for the year ended December 31, 2006. The decrease was due to the launch of Satmex 6 in July 2006.
Year ended December 31, 2006 Compared to the Year ended December 31, 2005
Taking into account our cash flows from operating activities, financing activities and investing activities, our total cash balance for the year ended December 31, 2006 was $24.5 million compared to $54.9 million for the year ended December 31, 2005.
Operating Activities
Our net cash provided by operating activities for the year ended December 31, 2006 was $13.1 million, compared to $15.6 million for the year ended December 31, 2005. The decrease was due primarily to an increase in interest payable of $17.8 million and changes in operating assets and liabilities amounting to $15.2 million.
Investing Activities
Our net cash used by investing activities for the year ended December 31, 2006 was $47.4 million, compared to $8.3 million for the year ended December 31, 2005. The increase was due to the launch of Satmex 6 and other acquisitions of equipment and subsidiaries.
Our total cash balance as of May 23, 2008, was $53.3 million compared to $37.2 million on December 31, 2007.

Contractual Obligations and Other Commercial Commitments
The following table shows our aggregate contractual obligations and other commercial commitments as of December 31, 2007 (in thousands).

	Payments Due By Period
		Less than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years
Debt and related interest accrued as of December 31, 2007(1)	$629,860	$33,548	$67,769	$271,536	$257,007
Operating leases(2)	278	253	25	—	—
Other long-term obligations(3)	5,030	503	1,006	1,006	2,515

Total contractual cash obligations	$635,168	$34,304	$68,800	$272,542	$259,522

Other Commercial Commitments:
Maintenance	$5,717	$1,811	$2,158	$1,748	$—

(1)
Variable interest on the First Priority Notes is calculated using projected interest rate, approximately 12.5% over the five-year life of the notes. For the Second Priority Notes, we have calculated interest at an annual fixed rate of 10.125% taking into consideration capitalized interest (in-kind in 2007 and in cash and in-kind until 2011).

(2)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(3)	Represents payments to the Mexican government under the Property Concession.
The First Priority Notes
On November 30, 2006, we issued our First Priority Notes in an aggregate principal amount of approximately $238.2 million due 2011. Certain covenant defaults occurred in 2007 under the First Priority Indenture which include defaults related to the delivery of financial information. Such defaults were properly cured by the Company. For additional information, see discussion of cures in Item 13. The First Priority Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Second Priority Notes. The First Priority Notes are secured by a first priority lien on substantially all of our assets, which is senior to the lien securing our Second Priority Notes. The First Priority Notes are effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the First Priority Notes. To the extent the value of the collateral securing the First Priority Notes is less than the amounts owing thereunder, the rights of the holders thereof will be pari passu with the rights of the holders of the Second Priority Notes and most of our other liabilities. The First Priority Notes bear interest at a rate based on LIBOR and are redeemable at our option for a redemption price equal to (i) outstanding principal, plus (ii) accrued and unpaid interest, plus (iii) certain tax liabilities of holders of the Notes that we must reimburse, plus (iv)an optional redemption premium equal to 3%, 2% or 1% or the redeemed principal amount for redemptions made in the first, second or third year, respectively, following the issue date, plus (v) certain indemnification amounts applicable if the First Priority Notes are redeemed on a day other than a scheduled interest payment date.
The First Priority Indenture contains certain covenants that impose, among other things, certain limitations and restrictions on our ability and on the ability of certain of our subsidiaries to:
•	incur additional indebtedness;
•	pay dividends or make other distributions;
•	make certain loans, guarantees or investments, including investments in unrestricted subsidiaries;
•	enter into interest rate and currency hedges;
•	apply the proceeds of insurance payments or asset sales (and use the proceeds thereof);
•	create or suffer to exist liens;

•	enter into negative pledge agreements;
•	enter into businesses other than the satellite telecommunications business;
•	transfer or dispose of concessions and other assets;
•	enter into certain transactions with shareholders or affiliates;
•	issue preferred stock, or permit the issuance of stock of restricted subsidiaries;
•	enter into sale and leaseback transactions;
•	merge, consolidate or transfer substantially all of our assets; and
•	make investments in unrestricted subsidiaries.
In addition, we must pay additional amounts to the holders of the First Priority Notes if they incur certain tax liabilities as a result of the transactions contemplated by the First Priority Indenture. Upon the occurrence of a change of control, the holders of the First Priority Notes have the right to require us to redeem their Notes. Under the First Priority Indenture, we must publish audited, unqualified financial reports on our website, comply with the periodic reporting requirements applicable to non-U.S. reporting companies under the Exchange Act, periodically file Forms 20-K and 6-K with the SEC, and file such reports on Form 6-K as would be required to be reported on Form 8-K upon the occurrence of an event required to be reported therein. We also must procure and maintain certain levels of insurance, including, subject to certain exceptions, $25 million in excess of the replacement cost of each satellite (except for Solidaridad 2). The events of default under the First Priority Indenture include various events of default customary for similar issues of notes, including, among others the failure to pay principal and interest when due, cross-acceleration and certain events of bankruptcy, insolvency and reorganization. In addition, the First Priority Notes contain covenants that require the redemption of notes to the extent that our excess cash flow in any quarter exceeds $5.0 million and impose limits on our spending for capital expenditures.
The Second Priority Notes
On November 30, 2006, we issued the Second Priority Notes in an aggregate principal amount of $155.0 million, which mature in 2013. Certain covenant defaults have occurred under the Second Priority Indenture, which include defaults related to the delivery of financial information. Such defaults were properly cured by the Company. For additional information, see discussion of cures in Item 13. The interest rate on the Second Priority Notes is 10.125% per annum. We are required to make interest payments on the Second Priority Notes quarterly on the last day of February, May, August and November until maturity. Interest on the Second Priority Notes was payable in-kind in 2007. From February 2008 through November 2011, 2% of the Second Priority Notes will bear interest payable in cash and 8.125% will bear interest payable in-kind, after which time all interest on the Second Priority Notes will be payable in cash. Our ability to make payments in kind may be restricted if we incur additional indebtedness or redeem the First Priority Notes early. The Second Priority Notes are secured by a second priority lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the second lien on the collateral securing the Second Priority Notes.
The Second Priority Indenture contains certain covenants that impose, among other things, certain limitations and restrictions on our ability and on the ability of certain subsidiaries to:
•	incur additional indebtedness;
•	pay dividends or make other distributions;
•	make certain loans, guaranties or investments, including investments un unrestricted subsidiaries;
•	enter into interest rate and currency hedges;

•	apply the proceeds of insurance payments or asset sales (and use the proceeds thereof);
•	create or suffer to exist liens;
•	enter into negative pledge agreements;
•	enter into businesses other than the satellite telecommunications business;
•	transfer or dispose of concessions and other assets;
•	enter into certain transactions with shareholders or affiliates;
•	issue preferred stock, or permit the issuance of stock of restricted subsidiaries;
•	enter into sale and leaseback transactions;
•	merge, consolidate or transfer substantially all of our assets; and
•	make investments in unrestricted subsidiaries.
In addition, we must pay additional amounts to the holders of the Second Priority Notes if they incur certain tax liabilities as a result of the transactions contemplated by the Second Priority Indenture. Upon the occurrence of a change of control, the holders of the Second Priority Notes have the right to require us to redeem their Notes. Under the Second Priority Indenture, we must publish audited, unqualified financial reports on our website, comply with the periodic reporting requirements applicable to non-U.S. reporting companies under the Exchange Act, periodically file Forms 20-K and 6-K with the SEC, and file such reports on Form 6-K as would be required to be reported on Form 8-K upon the occurrence of an event required to be reported therein. We also must procure and maintain certain levels of insurance. The events of default under the Second Priority Notes Indenture include various events of default customary for similar issues of notes, including among others, the failure to pay principal and interest when due, cross-acceleration and certain events of bankruptcy, insolvency and reorganization. In addition the Second Priority Notes contain covenants that require the redemption of the Second Priority Notes to the extent that our excess cash flow in any quarter exceeds $5.0 million and impose limits on our spending for capital expenditures.
Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies
The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Accounting policies that are critical to understanding our financial statements and that require significant judgment by management include the fresh-start reporting valuation in accordance with SOP90-7, the recognition of the fair value of our subsidiary Enlaces, the estimated useful lives of our satellites, the valuation of long-lived assets, goodwill, and other intangible assets, the valuation allowance related to income tax, revenue recognition, and the allowance for doubtful accounts.
We emerged from our reorganization on November 26, 2006 and, pursuant to SOP 90-7, adopted fresh-start reporting as of November 30, 2006. Our reorganization enterprise value, as determined by the U.S. Bankruptcy Court, was approximately $425.0 million, which resulted in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to our assets and liabilities, which were stated at fair value in accordance with SFAS No. 141, Business Combinations (“SFAS 141”). In addition, our accumulated deficit was eliminated, and our new debt and equity were recorded in accordance with the distributions set forth in the Plan of Reorganization.

Useful Lives of Satellites
Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites. The estimated useful life is determined by engineering analysis.
The estimated useful lives of our in-orbit satellites, as of the commencement of their useful life, were:

Solidaridad 2	14.5 years
Satmex 5	15 years
Satmex 6	15 years
Solidaridad 2, Satmex 5 and Satmex 6 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994, January 22, 1999 and July 1, 2006, respectively. The satellite manufacturers provide the propellant mass and estimated lifetime at handover at the end of the orbit testing. To estimate the remaining fuel, the bookkeeping method is used, which consists of subtracting from the propellant mass, the fuel used after each maneuver executed
Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. There was no capitalized interest related to Satmex 6 in 2006 and 2005 . All capitalized satellite costs are amortized over the estimated useful life of the related satellite. Losses from unsuccessful launches and in-orbit failures of our satellites, net of insurance proceeds, are recorded in the period in which they occur.
Valuation of Satellites and Long-Lived Assets
The carrying value of our satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances, such as a prolonged period of low prices coupled with high operating expenses, indicate that an asset may not be recoverable. The carrying value of assets are considered not to be recoverable when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. We measure impairment as the difference between the carrying value and the fair value of the asset. We develop our analysis of undiscounted cash from estimates and assumptions based upon the best evidence available including, but not limited to, our current pricing structure, internal operating budgets and the expected utilization of our broadband capacity.
Goodwill and Other Intangible Assets
Goodwill and other intangible assets represents the amount by which our reorganization equity value exceeds the fair value of our net assets (exclusive of debt obligations) in accordance with the provisions of SFAS 141, as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is not amortized and is subject to an annual impairment test which we perform in the fourth quarter of each fiscal year. Goodwill was allocated to our reporting unit level (operating segment or one level below an operating segment). SFAS 142 requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. We completed our annual goodwill impairment test in the fourth quarter of 2007 and determined that goodwill was not impaired.
Intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreement’s maturity.

Income Tax
We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The enactment of the IETU Law required Satmex’s management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on its financial forecasts, Satmex’s management has identified Satmex and Enlaces as entities that will essentially pay only ISR; accordingly, those companies only provide for deferred ISR. Also, based on its financial forecasts, the Company’s management has identified SMVS Administración and SMVS Servicios Técnicos as entities that will essentially be IETU payers; accordingly, those companies only provide for deferred IETU and eliminated the previously recognized deferred ISR. Such financial forecasts were based on our management’s best estimate of the taxable income of Satmex and its subsidiaries; the forecasts and projections are sensitive to operational and financial changes that Satmex and its subsidiaries might experience in the future. If, in a certain period, due to unforeseen circumstances Satmex or any of its subsidiaries incur a tax different than forecasted, if said event is considered temporary or circumstantial, Satmex shall continue to only recognize the deferred based on its original forecast. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized. Deferred income tax assets are reduced by any benefits that, in our opinion, more likely than not will not be realized.
Revenue Recognition
1. Alterna’TV
On a monthly basis, Satmex estimates the number of subscribers to Alterna’ TV for each purchaser of its programming according to the contractual value of each subscriber for purposes of calculating the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material we believe our estimates of revenues are appropriate.
2. Sales of antennas and installation services
The public and private net signal and value added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, we recognize revenue upon our customer’s formal acceptance of products and services.
Allowance for Doubtful Accounts
We evaluate our allowance for doubtful accounts receivable on a regular basis. Such analysis involves a review of the payment and credit history of specific accounts. Where we determine an allowance is required, such allowance is created in the period for which we believe that collection of the account has become doubtful. After an allowance is applied, the reversal of such allowance only occurs in the period of payment or in the period in which a change in circumstance has occurred that provides strong evidence to support the collectibility of the receivable.
Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance for the recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007; however, there was no material impact.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), to define fair value, establish a framework for measuring fair value in accordance with U.S. GAAP and expand disclosures about fair value measurements. SFAS 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. The Company adopted the provisions of SFAS 157 effective 2007. The implementation did not have any impact on the Company’s financial statements in 2007.
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans, — an amendment of FASB Statements No. 87, 88, 106, and 132 (R). (“SFAS 158”). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through comprehensive income, as well as prescribing additional disclosure requirements. The provisions of this statement were effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of plans by being able to choose a measurement date up to three months prior to year end. The adoption of this new accounting principle had no impact on the financial position or results of operations of the Company.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilitie (“SFAS 159”). SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 became effective for us on January 1, 2008. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. (“SFAS 160”) SFAS 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 must be applied to transactions prospectively, but the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations-a replacement of FASB No. 141 (“SFAS 141 (R)”). SFAS 141 (R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquirement at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS 141 (R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS 141 (R) (non-prospective); otherwise, SFAS No. 141 (R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141 (R) will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In March 2008, the FASB issued SFASB 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which amends and expands the disclosure requirements of FASB Statement No. 133 to establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires than an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Under this statement, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and measurement approach for determining the ineffective aspect of the hedge. This Statement is effective for the company’s fiscal year beginning November 15, 2008, with early adoption permitted. Satmex is currently evaluating the impact of adopting SFASB 161.
In May 2008, the FASB issued SFASB 162, The Hierarchy of General Accepted Accounting Principles, which Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The sources of accounting principles1 that are generally accepted are categorized in descending order of authority as follows:
a. FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB.
b. FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.
c. AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics).
d. Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.
Satmex is currently evaluating the impact of adopting SFASB 162.
In April 2008, the FASB Staff Position (FSP) 142-3, Determination of the Useful Life of Intangible Assets amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (R), Business Combinations, and other USGAAP. Satmex is currently evaluating the impact of adopting FSP 142-3.
ITEM 6. Directors, Senior Management and Employees
Directors

				Series
Name	Position	Age	Period of Service	Representing
Luis Rebollar Corona	Chairman of the Board and Director	71	Since November 30, 2006	A
Vicente Ariztegui Andreve	Director	54	Since November 30, 2006	A
Erwin Starke Fabris	Director	54	Since November 30, 2006	A
José Manuel Canal Hernando	Director	68	Since September 19, 2007	A
Richard Mastoloni	Director	43	Since November 30, 2006	B
David Meltzer	Director	48	Since September 19, 2007	B
James Duplessie	Director	49	Since September 19, 2007	B
Luis Alfonso Nicolau Gutiérrez	Alternate Director	50	Since September 19, 2007
John H. Stevens	Alternate Director	60	Since November 30, 2006

Non-Members

Name	Position	Age	Period of Service
Thomas S. Heather Rodríguez	Secretary of the Board of Directors	53	Since September 19, 2007
Francisco Fernández Cueto González de Cosío	Alternate Secretary of the Board of Directors	38	Since November 30, 2006
Daniel del Barrio Burgos	Statutory Examiner	54	Since September 19, 2007
Senior Management

Name	Position	Age	Period of Service
Patricio E. Northland	Chief Executive Officer	53	Since May 2008
Guillermo Reyes Bustamante	Acting Chief Financial Officer	64	Since June 2008
Dionisio Manuel Tun Molina	Vice President of Engineering and
	Satellite Operations	45	Since May 2006
Clemente Humberto Cabello Alcérreca	Executive Director of Alterna’TV and Enlaces	38	Since August 2007
Alonso Arturo Picazo Díaz	Executive Director of Regulatory and Legal Branch	45	Since August 2007
Carlos Roberto Durán Martínez	Internal Audit Director	56	Since February 2007
Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of seven directors. Holders of our series A common stock have the right to appoint four members of our Board of Directors, and their corresponding alternates, all of whom must be independent (as defined in our bylaws). Holders of our series B shares have the right to appoint three members of our Board of Directors, and their corresponding alternates. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each serves until a successor is elected and takes office. The principal duties of the Board of Directors include the approval of our business strategy, as well as the appointment and evaluation of the Chief Executive Officer.
Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed. We have no contracts that provide for benefits to any director upon termination of service.
Our Board of Directors is chaired by Luis Rebollar Corona and currently consists of seven independent directors and two independent alternate directors.
On November 30, 2007, the contract of Mr. Raúl Enrique Cisneros Matusita, our former Chief Executive Officer and the former Chief Executive Officer of Enlaces, expired. On May 1, 2008, an ad hoc committee selected Mr. Patricio Northland Verdejo as the new Chief Executive Officer. Mr. Northland was formally hired on May 1, 2008, subject to a pending Mexican immigration authorization. From December 1, 2007 until Mr. Northland’s appointment on May 1, 2008, our former Chief Financial Officer, Mr. Alfonso Maza and our Vice President of Engineering and Satellite Operations, Mr. Dionisio Tun, jointly assumed the responsibilities of the Chief Executive Officer, reporting directly to the Chairman of the Board of Directors.
On June 5, 2008, Mr. Alfonso Maza Urueta, resigned from his position as Chief Financial Officer. Mr. Guillermo Reyes Bustamante was named Acting Chief Financial Officer. The Company is in the process of selecting a candidate to fill such position.
On June 12, 2008, Mr. Jorge Espinosa Mireles Zesati ceased to occupy the position of Executive Director Sales & Marketing. Currently the Company is in process of selecting a suitable replacement to fill this vacancy.
Luis Rebollar Corona. Mr. Rebollar has been Chairman of the Board of Directors and member of the Audit and Compensation Committee of Satmex since November 30, 2006. Mr. Rebollar served as Chairman and CEO of Grupo Sidek, S.A. de C.V. and Grupo Situr, S.A. de C.V. from July 1996 until January 2003. Prior to that, Mr. Rebollar served as CEO for Alcatel Mexico, S.A. de C.V. and Crisoba Industrial, S.A. de C.V. He has also served as Vice President of Latin America for Scott Paper Company and has held numerous senior positions at DuPont México, S.A. de C.V. Mr. Rebollar serves as Chairman of Mexico for Sweden’s Chamber of Commerce, Chairman of the Board for Sandvik de Mexico, S.A. de C.V., a member of the Advisory Board for Banco Nacional de México, S.A., Senior Counselor for A.T. Kearney Mexico, Inc. and member of the Boards of Grupo Gigante, S.A.B. de C.V. and Grupo Herdez S.A.B. de C.V.

Vicente Ariztegui Andreve. Mr. Ariztegui has been a Director of Satmex since November 30, 2006. Mr. Ariztegui serves as President and founding partner of Grupo Arizán, S.A. de C.V., Nexxtrade, S.A. de C.V. and Marmiitalia, S.A. de C.V. Mr. Ariztegui also serves as Director of Aeroplazas de Mexico, S.A. de C.V., Efectivale, S.A. de C.V., Sintres Holding Ltd/Dufry Investment Ltd, Imobiliaria Fumisa, S.A. de C.V. and Almacenadora de Valle de México, S.A. de C.V. From 1979 to 1987, Mr. Ariztegui served as Vice President in Corporate Banking for Citibank, N.A. He also serves as President of a Community Consulting Board for the Miguel Hidalgo Delegation in Mexico City. Mr. Ariztegui received his M.B.A. from The Wharton School at the University of Pennsylvania. He received his M.S.E. from the Moore School of Engineering and his B.S. in industrial engineering from the Universidad Anáhuac in Mexico City.
Erwin Starke Fabris. Mr. Starke has been a Director and member of the Audit and Compensation Committee of Satmex since November 30, 2006. He has been a managing partner at Secured Capital, S.A. de C.V. since 2004 and is a founding partner of CapitalAccess, S.C., an investment banking boutique which merged into Secured Capital S.A. de C.V. Prior to his independent practice as an investment banker, Mr. Starke served as Mexico Representative for Merrill Lynch, Pierce, Fenner & Smith Inc., from 1990 to 1999. Before that he served as head of investment banking and international corporate finance at InverMexico, Casa de Bolsa, S.A. de C.V., from 1988 to 1990 and acted as Executive Vice President of Corporate and International Banking at Banca Confía, S.N.C. Mr. Starke began his career as account officer at Citibank, N.A. in New York in 1979 and served in that capacity until 1985 when he became Vice President of Corporate Restructuring. Mr. Starke has served on the boards of several small companies engaged in technology. He received his graduate degree from Stanford University and his undergraduate degree with honors in electronic engineering from the Universidad Iberoamericana.
José Manuel Canal Hernando. Mr. Canal has been Director and Chairman of the Audit and Compensation Committee of Satmex since September 19, 2007. He previously he acted as Statutory Examiner of Satmex. Since 2000, he has been an independent consultant and Director of several registered corporations in Mexico and the U.S.A. Currently he is the Chairman of the Board of Directors of Banco Compartamos, S.A. and a Director of Fomento Económico Mexicano, S.A.B. de C.V., FEMSA; Coca-Cola FEMSA, S.A. de C.V., Alsea, S.A.B. de C.V. and Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc).
Richard Mastoloni. Mr. Mastoloni has been a Director of Satmex since March 10, 2005 and is corporate Vice President and Treasurer of Loral Space & Communications. Mr. Mastoloni is a member of the executive management team that oversees the operations of Loral’s businesses worldwide and he is on the board of several of Loral’s operating divisions and subsidiaries. At Loral, Mr. Mastoloni has completed billions of dollars in investments, acquisitions, financings and joint ventures and has primary responsibility for managing institutional relationships and overseeing corporate finance and treasury operations. Prior to joining Loral, Mr. Mastoloni spent 11 years as a banker for J.P. Morgan Securities in the Technology, Media and Telecom and Mergers and Acquisitions groups. Mr. Mastoloni has a B.A. in Economics from the University of Vermont and an MBA with honors from Columbia University.
David Meltzer. Mr. Meltzer has been a Director since September 19, 2007. Mr. Meltzer has served as Senior Vice President for International Services for the American Red Cross since July 2005. At the American Red Cross, he is responsible for international disaster response activities, international development programs and various international policy matters. From February 2003 to February 2005, Mr. Meltzer served as the General Counsel and Executive Vice President for Regulatory Affairs for Intelsat Global Service Corporation, a wholly-owned subsidiary of Intelsat, Ltd. From July 2001 to September 2001, he served as Vice President and General Counsel of Intelsat Global Services Corporation. From December 1999 to September 2001 he served as Vice President and General Counsel for Intelsat, Ltd. From 1989 to December 1999, Mr. Meltzer served in various other positions with Intelsat, including as Senior Director in the Corporate Restructuring Division. Mr. Meltzer holds a B.A. in International Relations from the University of Pennsylvania and a J.D. from George Washington University National Law Center.

James Duplessie. Mr. Duplessie has been a Director and member of the Audit and Compensation Committee of Satmex since September 19, 2007. Mr. Duplessie has served as Managing Director of Epic Asset Management, the investment advisor for the Epic Master Fund since 2002. From 1998 to 2002, he was an Executive Director of UBS AG, where he co-managed a debt fund with assets in excess of $1 billion. Mr. Duplessie became an Executive Director of UBS when it merged with Swiss Bank Corporation (“SBC”) in 1998 and an Executive Director of SBC when SBC acquired the O’Connor Partnership (“O’Connor”) in 1991. During his tenure at O’Connor, Mr. Duplessie led the expansion of O’Connor’s proprietary investment activities in bankruptcies and restructurings. Prior to joining O’Connor in 1991, Mr. Duplessie was an investment banker at Plaza Securities, Inc., where he identified, structured and negotiated mergers, acquisitions and restructurings. Mr. Duplessie is President of The Coral Reef and Marine Science Foundation, an affiliate of Lizard Island Research Station, Australia. Mr. Duplessie earned a B.A. in Economics from Washington and Lee University, an M.B.A. from Tulane University, and a J.D. from Wake Forest University.
Luis Alfonso Nicolau Gutiérrez. Mr. Nicolau has been an Alternate Director of Satmex since September 19, 2007. Mr. Nicolau has been a partner with the Mexico City law firm of Ritch Mueller, S.C. since 1990, except for a two year period (from 2001 to 2002) when he held a position as Chief Corporate Officer and member of the Board of Directors of Vitro, S.A.B. de C.V. From 1988 to 1990, Mr. Nicolau was a Foreign Associate with the New York City law firm of Shearman & Sterling LLP. Mr. Nicolau serves as a member of the Boards of JPMorgan Grupo Financiero, S.A. de C.V., Grupo Cinemex, S.A. de C.V. and Grupo MVS Comunicaciones. Mr. Nicolau earned an LL.B. from the Escuela Libre de Derecho, in Mexico City, and an LL.M from Columbia University, in New York City.
John H. Stevens. Mr. Stevens has been an Alternate Director of Satmex since November 2006. Mr. Stevens is a former Managing Director of J.P. Morgan Chase Bank, from which he retired in 2006 after a 30 year career. At J.P. Morgan Chase he headed Latin America Special Loans, and prior to that was the Group Credit Officer for Latin America. Earlier career assignments included a Senior Credit Officer position in the U.S. Banking and Corporate Division and postings in Venezuela and Mexico. Mr. Stevens presently serves as board member or advisor to several organizations. He holds an M.B.A. degree from the Wharton School, University of Pennsylvania and a BA degree from Trinity College, Hartford, Connecticut.
Thomas S. Heather Rodríguez. Mr. Heather has been Secretary of Satmex since September 19, 2007. Mr. Heather is currently a partner in the Mexico City office of White & Case, LLP. Prior to joining White & Case, Mr. Heather served as Managing Partner in the Mexico City office of Ritch, Heather y Mueller, S.C. from 1981 to 2005. Mr. Heather holds a faculty position at the Escuela Libre de Derecho and Universidad Iberoamericana and has spoken on corporate finance at the University of California at Los Angeles, Northwestern University and Columbia University. He has also held independent board positions for Grupo Financiero Scotiabank Inverlat, S.A. de C.V., Hoteles Nikko, S.A. de C.V. and Grupo Modelo, S.A.B. de C.V., and is a founding member of the Mexican Legal Aid Project-Reintegra. Mr. Heather holds a L.L.M. from the University of Texas School of Law at Austin, a law degree from the Escuela Libre de Derecho and a degree from the Universidad Nacional Autónoma de Mexico.
Francisco Fernández Cueto González de Cosío. Mr. Fernández Cueto has been Alternate Secretary of Satmex since November 30, 2006. Mr. Fernández Cueto was appointed by the Board of Directors to act as its Alternate Secretary, although he is not a member of the Board. Mr. Fernández Cueto is a partner in the Mexico City law firm of Galicia y Robles, S.C. Mr. Fernández Cueto holds a law degree from the Universidad Iberoamericana and a degree from the Instituto Tecnológico Autónomo de México (“ITAM”).
Daniel del Barrio Burgos. Mr. del Barrio has been Statutory Examiner of Satmex since September 19, 2007. Mr. del Barrio has been a partner in the Mexico City office of Deloitte since 2002, where he serves as Risk & Reputation Leader. He was partner at Ruiz, Urquiza (Arthur Andersen) from 1985 to 2002, where he lead the Chemical and Manufacturing industry groups and served as Country Audit Director, Director of the Industry program for Latin America, Director of the Products Industry group and Leader of the Global Account Development Program (Global 1000) for Latin America. Mr. del Barrio holds a B.A. from Universidad La Salle in Mexico City.
Patricio E. Northland.. Mr. Northland was named Chief Executive Officer on May 1, 2008, and his appointment is subject to a pending immigration authorization. Prior to joining Satmex, for the last five years Mr. Northland was the Chief Operating Officer and Managing Director of Agcert International, a company that produces and sells emissions reductions. He held the position of the Chairman, President and Chief Executive Officer of AT&T Latin America, Corp. between 2000 and 2003, and was responsible for founding the telecommunications firm Americatel Corporation/Northland Communications, as well as the Northland Capital Group, which provides expertise on strategic and operational issues to international clients. Mr. Northland has extensive experience in the telecommunications and satellite industries, having served as Vice President of PanAmSat from 1988 through 1991, a Director of Intelsat from 1983 through 1987, and a Systems Engineer at Comsat from 1981 to 1983. He holds a B.A. degree in Electrical Engineering from the University of Chile, an M.S. degree in Science Communications from George Washington University, and a M.B.A. from the University of Chicago.

Dionisio Manuel Tun Molina. Mr. Tun has been our Vice President of Engineering and Satellite Operations since May 1, 2006. He is responsible for the operation of our satellites and for our control centers. Mr. Tun joined Satmex in June 1997 as Assistant Director of Satellite Control. Prior to that, he held the following positions at Telecomunicaciones de México (TELECOMM), from 1984 to 1997: Manager of Satellite Control, Orbital Dynamics Department Chief and Orbital Dynamics Analyst. Mr. Tun has a PhD in Science, with a specialization in Physics. Mr. Tun has received different awards including the “Justo Sierra Medal” for his contribution to science in Mexico and the “Lázaro Cárdenas Award” for best average in the Bachelor’s Degree in Physics and Mathematics (Class of 1984). Mr. Tun has published more than ten research articles in magazines of international circulation and was member of the National System of Researchers from 1988 through 1995. He was also professor at the Instituto Politécnico Nacional in Physics and Mathematics.
Guillermo Reyes Bustamante. Mr. Reyes joined the Company in January, 2005, as Accounting Director and was named Acting Chief Financial Officer in June, 2008. Mr. Reyes has been Chief Financial Officer of Grupo El Sardinero, S.A. de C.V., independent financial advisor of several companies, Vice President of Finance and Administration of Querencia Properties, S. de R.L. de C.V., Director of Finance and Administration of Consorcio G. Grupo Dina, S.A. de C.V., Controler Director at Grupo Industrial San Luis, S.A. de C.V. and Manager of Tax and Audit at Price Waterhouse Coopers, S.C. in their Mexican offices. Mr. Reyes holds an accounting degree from the Universidad Nacional Autónoma de México.
Clemente Humberto Cabello Alcerreca. Mr. Cabello joined us as the Director of Business Development in June 1998. From 1999 to 2000 he worked as Director of Sales Administration. From 2001 to 2006 he was responsible for our marketing, sales engineering and customer care activities. Since 2003 he has been responsible for the development, launch and operation of our new business unit Alterna’ TV and since August 2007 he has been responsible for the operation of Enlaces. From 1993 to 1995 and from 1997 to 1998 Mr. Cabello worked as a consultant with McKinsey & Company, Inc. Mr. Cabello holds a B.S. in Actuarial Science from ITAM in Mexico, and an M.B.A. from the Wharton School, University of Pennsylvania.
Alonso Arturo Picazo Díaz. Mr. Alonso Picazo is the Executive Director of Regulatory and Legal Branch at Satmex and reports to the Chief Executive Officer. He has more than 20 years of experience in the telecommunications sector. He began working at the SCT and joined Satmex after its privatization, where he has had various positions in the Satellite Control, Technical Support and Training, and Commercial Communication Departments. Mr. Picazo has attended the World Radiocommunication Conferences since 1990; he was Coordinator in the Satellite Communication Policies Group for the Subcommittee of Telecommunication Policies of the North American Free Trade Agreement in the Mexican Team; he is an active member of the Inter-American Telecommunication Commission (“CITEL”) for the Organization of American States, and Vice President of the Satellite Fixed Services Working Group for the CITEL. He holds a degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México.
Carlos Roberto Durán Martinez. Mr. Durán has been the Director of Internal Audit at Satmex since February 2007. Prior to joining Satmex, from April 2006 through January 2007, he was an independent consultant in audit matters for several companies, including Bekaert Textiles de México, S.A. de C.V., Casa Herradura, S.A. and McCormick de México, S.A. de C.V. From March 2000 through January 2006, he was the Director of Internal Audit at Instituto Federal Electoral, a governmental entity that establishes the duties related to the preparation, organization and supervision of federal elections. Mr. Durán began his career as an audit associate at Coopers & Lybrand in 1974, where he was a partner from 1986 to 2000. His clients at Coopers & Lybrand included the following: Ford Motor Company, S.A., SmithKlineBeecham de México, S.A. de C.V., Sonoco de México, S.A. de C.V., ICN Farmacéutica, S.A. de C.V., Química Hoechst de México, S.A. de C.V., Legrand, S.A., Parker Pen Mexicana, S.A. de C.V. and Johns Manville de México, S.A. de C.V. Mr. Durán has a bachelor’s degree in accounting from the Universidad Nacional Autónoma de México.

Audit and Compensation Committee
The members of our audit and compensation committee (the Comité Único de Auditoría y Compensaciones, or “CUAC”) are José Manuel Canal Hernando (chairman of the CUAC and member of our Board of Directors), Luis Rebollar Corona (Chairman of our Board of Directors), James Duplessie (member of our Board of Directors), Erwin Starke Fabris (alternate member of the CUAC and member of our Board of Directors), Daniel del Barrio Burgos (has a permanent seat in the meetings of the CUAC in his capacity as statutory examiner and is a non-member of our Board of Directors), Thomas S. Heather Rodríguez (Secretary and non-member of our Board of Directors) and Francisco Fernández Cueto González de Cosío (Alternate Secretary and non-member of our Board of Directors).
Since November 30, 2006, all members of the CUAC are independent directors.
Compensation
Generally, the salary of our employees, including senior management, consists of a base salary as well as a performance bonus paid annually to personnel active as of the date of payment and based on the fulfillment of certain objectives which are reviewed by their supervisors annually. The same applies to Enlaces personnel.
Our compensation arrangements with our new Chief Executive Officer, Mr. Northland, provide for a base salary, a signing bonus, and a performance-based annual bonus, which is to be determined by the Board of Directors. In addition, upon the sale of Satmex or certain other events, Mr. Northland would receive a special bonus, contingent upon his completion of a specified period of service or the complete financing, construction and launch of a new satellite.
As of December 31, 2007, the aggregate senior management compensation for services in all capacities, including performance bonuses and severance payments to executives paid or accrued in 2007, was approximately $8.3 million.
Our sales personnel’s performance bonuses, including that of our Executive Director of Sales, are based on certain sales objectives and are paid and reviewed four times a year to personnel active as of the date of payment. As of December 31, 2007, we paid or accrued $.53 million for the performance bonuses of our sales personnel.
During 2007, we paid certain members of the Board of Directors for their attendance at Board or CUAC meetings an aggregate amount of $.19 million.
The Company has paid severances and anniversary bonuses that were agreed for the years 2007 and 2008.
In June 2007, we granted our unionized employees a salary increase of 4.5% (which accounted for inflation) and an increase to the benefits package. We are negotiating a new salary increase for 2008.
Employees
As of June 2008, Satmex, through its subsidiaries SMVS Administración, which employs Satmex’s management and administrative personnel and SMVS Servicios Técnicos, which employs Satmex’s technical personnel (all of whom are members of the Television and Radio Labor Union) (collectively, the “Employee Subsidiaries”), had 191 employees, all of whom were located in Mexico, including our Chief Executive Officer, 19 members of our senior management, 139 administrative personnel and 52 members of the Television and Radio Labor Union. All persons working at Satmex now are directly employed by the Employee Subsidiaries with which we have service contracts. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.
In addition, our subsidiary HPS Corporativo was formed in December 2007 to provide human resources support to Enlaces by employing its personnel in all functions. All persons working at Enlaces are now employed through this subsidiary.

There is a collective bargaining agreement between SMVS Servicios Técnicos and the Television and Radio Labor Union for an indefinite term. Under Mexican law, however, the collective bargaining agreement may be reviewed yearly by the parties for adjustments to salaries and once every two years for adjustments to other provisions of the agreement. This collective bargaining agreement also currently provides for union exclusivity, a maximum workweek of 40 hours, company medical and union life insurance, statutory retirement-related severance payments of 14 days pay for each year worked (in addition to general statutory severance benefits guaranteed by Mexican Labor Law), a statutory annual bonus of 33 days salary, an education subsidy, employer-funded social security contributions, a Christmas bonus, and an overtime pay rate premium of 35%. We have very good relations with all of our employees, including our unionized employees.
Share Ownership
As of December 31, 2007, the share ownership of Satmex is as follows:

	Shares
	Minimum Fixed Capital			Variable Capital
	Class I			Class II
Shareholders	Series A	Series B	Series N	Series B	Series N	%
Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of Servicios Corporativos Satelitales, S.A. de C.V. and/or the Federal Government of the United Mexican States	7,500,000	—	—	—	—	45% Equity Voting Rights; 16% Equity Financial Rights
Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of Loral Skynet Corporation	—	221,667	401,770	—	—	1.33% Equity Voting and Equity Financial Rights
Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of Principia, S.A. de C.V.	—	111,667	202,395	—	—	0.67% Equity Voting and Equity Financial Rights
Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of The Bank of New York	—	—	—	7,166,667	29,395,833	43% Equity Voting Rights; 78% Equity Financial Rights
Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Trust Division, as trustee under that certain Irrevocable Trust Agreement No. 80501	1,666,667	—	208,333	—	—	10% Equity Voting Rights; 4% Equity Financial Rights
Total	9,166,667	333,334	812,498	7,166,667	29,395,833
ITEM 7. Major Shareholders and Related Party Transactions
Major Shareholders
The Bank of New York, as agent for the benefit of the beneficial holders of the bondholder equity, holds shares through the equity trust trustee representing 78% of our capital, including 43% of our full voting capital. The equity trust trustee, for the benefit of Servicios (and/or the Mexican government), also holds shares representing 16% of our capital, including 45% of our full voting capital.

Shareholders’ Equity
Our shareholding structure consists of ordinary, nominative class I and class II shares at no par value which are fully subscribed and paid in. The shares are divided into three series. The series A shares (the “Series A Stock”) may only be subscribed or acquired by Mexican nationals under certain mechanisms established in our bylaws. The shares series B and N shares (the “Series B Stock” and the “Series N stock”, respectively) may be freely subscribed or acquired by anybody including foreign investors.
Other particular terms of our shares are the following:
Series A Stock:
•	Voting: 55% of total common voting rights

•	Preemptive Rights: Equity calls
Series B Stock:
•	Voting: 45% of total common voting rights

•	Preemptive Rights: Equity calls
Series N Stock:
•	Voting: Limited voting rights; may vote only with respect to extension of term, conversion or anticipated dissolution, amendment to Satmex’s corporate purpose or change of Satmex’s nationality

•	Preemptive Rights:

•	Equity calls
Related Party Transactions
Mexican Government
In connection with our privatization, we are required to provide 362.88 MHz (in the aggregate) of C- and Ku-band capacity to the Mexican government for national security and certain public purposes at no charge. With the commencement of commercial service of Satmex 6, we have been able to allocate the required C-band and Ku-band capacity to the Mexican government. We also operate one L-band transponder on the Solidaridad 2 satellite which is owned by the Mexican government. Under the Property Concession granted to us by the Mexican government to us, we pay to the government an annual fee of 7.5% of the value of the property on which our satellite control centers are located. The value of the property was originally determined in the Property Concession and it has increased in annual increments consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública), which is an entity of the Mexican government, or an entity of such ministry. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any works performed on the property after such delivery.
Service revenue from related parties and the Mexican government amounted to $4.7 million in 2007, $5.1 million in 2006 and $5.2 million in 2005.

Loral Usufructo
In connection with our restructuring agreement, we granted Loral Skynet a Mexican usufructo with respect to seven transponders. Loral Skynet is the beneficiary of one of our shareholders, as described above. Pursuant to Mexican law, the usufructo granted to Loral Skynet the right to use and enjoy three transponders until the end of life of the Satmex 5 satellite and the right to use and enjoy four transponders until the end of life of the Satmex 6 satellites, for a total of seven transponders. Such right will not to be affected by, and shall survive, any future transfer of the Satmex 5 or Satmex 6 satellites.
On September 18, 2007, Satmex and Loral Skynet entered into an operational agreement to establish the procedures for the use of the usufructo transponders. Upon the merger of Telesat and Loral, Telesat became the beneficiary of the right to use and enjoy such transponders.
ITEM 8. Financial Information
Legal Proceedings
In the ordinary course of our business, we are from time to time named as a defendant in legal proceedings brought by former employees claiming unjustified discharge or similar complaints. We believe that these actions are not material individually or in the aggregate and therefore no reserves have been made in connection therewith.
The Company received a definitive adverse judgment claim by a supplier for the payment of certain expenses. Such judgment require the payment of unquantified expenses incurred by the defendant; however, Satmex management considers it will not have a significant effect on its financial position or results of operations.
Nexus International Broadcasting, Inc. (“Nexus”) has brought a claim against us asserting a breach of an Exclusive Distribution Agreement dated March 30, 2005, as well as a violation of federal trademark laws. Nexus is claiming damages of at least $25,000,000, in addition to costs and disbursements for its breach of contract claim. Nexus has also demanded an unspecified amount of damages, injunctive relief, costs, profits, disbursements and attorney fees for its statutory trademark claim. We are currently investigating Nexus’s claim and formulating a litigation strategy. We intend to vigorously contest Nexus’s claims and protect our rights in connection with this matter.
In June 2004, Satmex filed Proof of Claim 354 against Verestar Inc., in the amount of USD $52.8 million, arising out of Verestar’s rejection of Contract 606-I. This amount consisted of: (a) USD$46.9 million which represented the value of the total remaining payments and (b) USD$5.8 million which represented the amount of a termination fee. Satmex received a settlement offer from Verestar in the amount of $10 million. Additionally, Satmex will be allowed to retain a deposit under the Agreement 575-I entered between Satmex and Verestar; an avoidance action filed against Satmex will be dismissed and any other proof of claim against Verestar will be disallowed. A stipulation containing the reached settlement was filed before the United States Bankruptcy Court on March 31, 2008. Satmex expects to recover approximately 40% of the settled amount (about $4 million).
Televisión Azteca, S.A. de C.V., Elektra del Milenio, S.A. de C.V. and Biper Comm, S.A. de C.V., breached the totality of the contracts entered into with the Company. The Company has therefore filed certain claims.
On January 1, 2008, the Ley del Impuesto Empresarial a Tasa Única or Business Flat Tax Law (“LIETU”) went into effect. Satmex, on the one hand, and Enlaces, SMVS Administración, SMVS Servicios Técnicos, and HPS Corporativo, on the other hand, have submitted an amparo writ against LIETU to minimize the Company’s tax burden. We cannot assure you that the outcome of such amparo will be determined in our favor, and if resolved against us, our tax burden will increase and may negatively affect our operations.
Dividend Policy
We will not pay cash dividends unless we are permitted to do so under the terms of the First Priority Indenture and our Second Priority Indenture.
See “Item 18 — Financial Statements” for a list of all financial statements filed as part of this Form 20-F.

ITEM 9. Markets
Our capital stock is not publicly traded. Our Notes are not listed on any securities exchange.
ITEM 10. Additional Information
Documents concerning us referred to in this annual report on Form 20-F may be inspected at our corporate offices at Rodolfo Gaona No. 86, 4th floor; Col. Lomas de Sotelo; 11200 Mexico, D.F., Mexico.
Articles of Incorporation
We hereby incorporate by reference the description of our Articles of Incorporation set forth in our Registration Statement on Form F-4 dated November 9, 1998, File No. 333-08880.
Material Contracts
See “Item 4 — Information on the Company,” “Item 5 — Operating and Financial Review and Prospects” and “Item 7 — Major Shareholders and Related Party Transactions” for a description of our material contracts.
Exchange Controls
The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. In addition, while all of our customer contracts are dollar denominated, we require our Mexican customers that choose to pay us in pesos to deliver an amount of pesos equal to the current exchange rate for the purchase of dollars prevailing on the date of payment. If we were unable to exchange such pesos into dollars or were unable to obtain sufficient dollars, we would have difficulty meeting our U.S. dollar payment obligations. The effect of any such exchange control measures adopted by the Mexican government on the Mexican economy cannot be accurately predicted.
TAXATION
The following summary contains a description of the principal Mexican tax consequences of the purchase, ownership and disposition of the First Priority Notes and the Second Priority Notes. This summary is based on the tax laws in force as of the date hereof and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico.
The U.S.A. and Mexico have entered into a Convention for the Avoidance of Double Taxation (“Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of Second Priority Notes are summarized below. The U.S.A. and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexico withholding tax to which payments of interest on the Second Priority Notes may be subject.
This summary of certain Mexican tax considerations deals only with holders of Second Priority Notes that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment in Mexico (each a “Foreign Holder”). For purposes of Mexican Taxation, tax residency is a highly technical definition which involves several factual situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or has its center of interests in Mexico. However, any determination of residence should be made considering the particular situation of each person or legal entity.

Taxation of Interest and Principal
Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the First Priority Notes and the Second Priority Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the Notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation which is in effect, (2) the notes are registered before the National Registry of Securities (Registro National de Valores) (the “Registry”), and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%.
A higher income tax withholding rate (currently and during 2007 up to a maximum of 28%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, that receive more than 5% of the aggregate amount of such payments on the notes are (1) our shareholders that own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.
Payments of interest made by the Company with respect to the Second Priority Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund is duly incorporated pursuant to the laws of its country of origin, is exempt from income tax in such country and is registered with the Ministry of Finance for that purpose and the relevant interest income is exempt from taxes in such country.
The Company has agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the Second Priority Notes in respect of the Mexican withholding taxes mentioned above. If the Company pays additional amounts in respect of such Mexican withholding taxes, any refunds of, or credits against, Mexican taxes received with respect to such additional amounts will be for the account of the Company.
Holders or beneficial owners of Second Priority Notes may be requested to provide certain information or documentation necessary to enable the Company to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, the obligation of the Company to pay additional amounts will be limited.
Under Mexican law and regulations, payments of principal on the Second Priority Notes to a Foreign Holder will not be subject to Mexican taxes.
Taxation of Dispositions
The Mexican tax law provisions relating to capital gains realized on the disposition of the First Priority Notes or Second Priority Notes by Foreign Holders establish that no Mexican tax will be imposed on transfers of Notes between Foreign Holders effected outside of Mexico.
Transfer and Other Taxes
There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Second Priority Notes. A Foreign Holder of Second Priority Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Second Priority Notes.
ITEM 11. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from changes in currency exchange rates and changes in interest rates. We from time to time assess our exposure and monitor opportunities to manage these risks.

Exchange Rate Risk
During 2007, 2006 and 2005, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.75%, 4.05% and 3.30%, respectively. Our major expenditures, including capital expenses and satellite insurance are not affected by inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, inflation rates would affect peso-denominated expenses such as payroll and rent. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. Approximately half of our costs and expenses are peso-denominated, an amount that represents 24% of our revenue. If the Mexican peso were to increase in value against the U.S. dollar by 4%, we estimate that our expenses would increase by approximately $1.0 million. If the Mexican peso were to increase in value against the U.S. dollar by 8%, we estimate that our expenses would increase by approximately $2.0 million.
Interest Rate Risk
The estimated fair value of our financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.
Our First Priority Notes accrue interest based on a floating interest rate, which is currently determined as LIBOR plus 875 basis points and the amount of principal outstanding is $238.2 million. An increase in LIBOR of 1% would increase our financial cost by $2.4 million. An increase in LIBOR of 2% would increase our financial cost by $4.8 million.

PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
The First Priority Notes
On and promptly after the issue date of the First Priority Notes, the initial security documents were properly filed for recordation at the Public Registry so that, upon recordation, the liens and security interest intended to be created by the initial security documents would be perfected. Due to the normal recording process at the Public Registry, the recordation of the initial security documents was delayed beyond the dates by which we were required to furnish the opinions of counsel under Section 4.11(b)(i) of the First Priority Indenture and 5.7(a)(iv), 5.8(a)(ii) and 5.10(i) and (ii) of the First Priority Collateral Trust Agreement. Our failure deliver such opinions timely resulted in technical defaults under the First Priority Indenture. The delay in the recording of the initial security documents at the Public Registry has had no impact on the enforceability or the priority of the liens thereby created. To cure the technical defaults described above, we delivered the opinions of counsel described above on March 16, 2007. Due to these defaults, an event of default occurred under the First Priority Indenture pursuant to Section 5.1(h) of the First Priority Indenture, which was cured when we delivered the opinions of counsel described above on March 16, 2007.
For information regarding additional defaults we incorporate by reference into this form 20-F our Form 6-Ks filed with the SEC on January 17, 2007, May 3, 2007, May 16, 2007 and July 3, 2007.
The Second Priority Notes
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
ITEM 15T. Controls and Procedures
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and the Acting Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and the Acting Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our Chief Executive Officer and the Acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our Management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). In connection with the preparation of our financial statements for the fiscal year 2007, we identified a material weakness in our internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Specifically, we did not have adequate controls and procedures with respect to accrual of expenses related to service fees and labor obligations in accordance with U.S. GAAP. As a result of this material weakness, errors existed in our interim financial statements . These errors were corrected prior to the finalization of those financial statements, however, if not rectified, this material weakness could, in the future, result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.
We will take the following actions to enhance our internal controls to correct the material weakness: (i) formalize the review and monitoring process related to expense accruals and labor obligations, and (ii) implement additional controls to ensure all significant reviews in these areas are performed timely and accurately.
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
ITEM 16A. Audit Committee Financial Expert
We have had an audit committee since August 4, 2004. On November 30, 2006, we merged the audit and compensation committees and created the Unique Compensation and Audited Committee (“Comité Único de Auditoría y Compensación” or “CUAC”). The members of our CUAC are José Manuel Canal Hernando (chairman of the CUAC and member of our Board of Directors), Luis Rebollar Corona (Chairman of our Board of Directors), James Duplessie (member of our Board of Directors), Erwin Starke Fabris (alternate member of the CUAC and member of our Board of Directors). Thomas S. Heather Rodríguez (secretary and non-member of our Board of Directors) and Francisco Fernández Cueto González de Cosío (alternate secretary and non-member of our Board of Directors). Daniel Del Barrio Burgos has a permanent seat in the meetings of the CUAC in his capacity as statutory examiner and is a non-member of our Board of Directors.
Since November 30, 2006, all the members of the CUAC are independent directors, and, except for Mr. José Manuel Canal Hernando, chairman of the CUAC, who does qualify as a financial expert as defined by the Sarbanes-Oxley Act of 2002, as amended (“SOX”), none of the other members of CUAC qualify as financial experts as defined by SOX.
ITEM 16B. Code of Conduct
We are in the process of approving a code of conduct that will apply to all the Company. No waivers, either explicit or implicit, of provisions of the code of conduct will be granted to any employee. Once approved, an English translation of the code of conduct will be posted on our website www.satmex.com and a copy will be sent upon request.

ITEM 16C. Principal Accountant Fees and Services
The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2007, 2006 and 2005, respectively, were as follows:

	2007	2006	2005
	(Amounts in thousands)

Audit fees (1)	$797	$377	$286
Tax fees (2)	85	82	71

Total fees	$882	$459	$357

(1)
Audit fees: Audit fees in the above table are the aggregate fees billed by GYRU in connection with the audit under U.S. GAAP and Mexican NIF (Normas de Información Financiera) of our annual financial statements and statutory and regulatory audits. Audit fees include $408 related to audit procedures with respect to Satmex’s financial restructuring and the application of fresh-start reporting.

(2)	Tax fees: Tax fees in the above table are fees billed by GYRU in connection to financial statements for tax purposes.
Our CUAC must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit. In 2007, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption. The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5% or less of the total revenues paid by the audit client to the accountant during the fiscal year, (b) such services were not recognized at the time of engagement as non-audit services, and (c) such services were promptly brought to the attention of the audit committee and approved by the CUAC prior to completion of the audit.

PART III
ITEM 18. Financial Statements
Please refer to Item 19.
ITEM 19. Exhibits
(a) Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3

Consolidated Statements of Operations for the year ended December 31, 2007 and for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant)
F-4

Consolidated Statements of Shareholders’ (Deficit) Equity for the year ended December 31, 2007 and for the period from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant)
F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2007 and for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Restated) (Predecessor Registrant)
F-6

Notes to Consolidated Financial Statements	F-7

Valuation and Qualifying Accounts	F-35
(b) Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V.†

1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation).††††

2.1	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named there in, as First Priority Guarantors, and HSBC Bank USA, National Association, as First Priority Indenture Trustee.††

2.2	First Priority Collateral Trust Agreement among Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named therein, HSBC Bank USA, National Association, as Indenture Trustee, and HSBC Bank USA, National Association, as Collateral Trustee, dated as of November 30, 2006.††

2.3	Intercreditor Agreement, dated as of November 30, 2006, by and among Satélites Mexicanos, S.A. de C.V., as the Company, HSBC Bank USA, National Association, as the First Priority Collateral Trustee and as the First Priority Indenture Trustee, and Wells Fargo Bank, National Association, as the Second Priority Collateral Trustee and as the Second Priority Indenture Trustee.††

2.4	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its First Priority Senior Secured Notes due 2011.††

2.5	First Priority Mortgage in and over the Mortgaged Assets to secure the First Priority Obligations granted by the Company in favor of, and/or for the benefit of, HSBC Bank USA, National Association, in its capacity as First Priority Collateral Trustee under the First Priority Collateral Trust Agreement for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement.††

Exhibit No.	Description

2.6	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and Enlaces Integra S. de R.L. de C.V., as the Company.††

2.7	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Servicios Tecnicos, S. de R.L. de C.V., as the Company.††

2.8	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Administracion, S. de R.L. de C.V., as the Company.††

2.9	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Tecnicos, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee.††

2.10	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee.††

2.11	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. a Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank, National Association, as Trustee.††

2.12	Second Priority Collateral Trust Agreement, among Satélites Mexicanos, S.A. de C.V., each of the Second Priority Guarantors named therein, Wells Fargo Bank, National Association, as Indenture Trustee, and Wells Fargo Bank, National Association, as Collateral Trustee, dated as of November 30, 2006.††

2.13	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its Second Priority Senior Secured Notes due 2013.††

2.14	Second Priority Mortgage in and over the Mortgaged Assets of Satélites Mexicanos, S.A. de C.V. to secure the Second Priority Obligations granted by the Company in favor of, and/or for the benefit of, Wells Fargo Bank, National Association, in its capacity as Second Priority Collateral Trustee under the Second Priority Collateral Trust Agreement for the benefit of the beneficiaries of the Second Priority Collateral Trust Agreement.††

2.15	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and Enlaces Integra, S. de R.L. de C.V., as the Company.††

2.16	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Administración, S. de R.L. de C.V., as the Company.††

2.17	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Servicios Técnicos, S. de R.L. de C.V., as the Company.††

2.18	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee.††

2.19	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Técnicos, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee.††

Exhibit No.	Description

2.20	Irrevocable Administration Trust Agreement No. F/589, dated as of November 28, 2006, by and between Satélites Mexicanos, S.A. de C.V. as the Company, in its capacity as Settlor and Beneficiary, and Deutsche Bank Mexico, S.A., Institution de Banca Multiple, Division Fiduciaria, in its capacity as Trustee.††

2.21	Agency Agreement, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as Agent, for the benefit of holders of Trust Interests.††

2.22	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V. for the benefit of certain holders of Beneficial Interests in the Irrevocable Administrative Trust Agreement No. F/0 598, dated November 28, 2006.††

4.1	Satellite Concession 116.8 degrees W. L.†

4.2	Satellite Concession 116.8 degrees W. L.(English Translation)†

4.3	Satellite Concession 113.0 degrees W. L.†

4.4	Satellite Concession 113.0 degrees W. L.(English Translation)†

4.5	Satellite Concession 109.2 degrees W. L.†

4.6	Satellite Concession 109.2 degrees W. L.(English Translation)†

4.7	Property Concession†

4.8	Property Concession (English Translation)†

4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R. L. de C.V.†

4.10	Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000, the Tenth Amendment thereto, dated December 1,2005 and the Twelfth Amendment thereto, dated February 1, 2006.***

4.11	Thirteenth Amendment, dated September 15, 2006, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.†††**

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer.*

12.2	Section 302 Certification of Guillermo Reyes Bustamante, Acting Chief Financial Officer.*

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer.*

13.2	Section 906 Certification of Guillermo Reyes Bustamante, Acting Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Form 6-K for the month of December, 2006.

†††	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on the date of the filing of this Form 20-F.

††††	Incorporated by reference from the registration’s Amendment to Form T-3 filed on November 22, 2006 (File No. 022-28822).

***	Incorporated by reference from the registrant’s Form 20-F for the fiscal year ended December 31, 2005.

**	Incorporated by reference from the registrant’s Form 20-F for the fiscal year ended December 31, 2006.

*	Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ GUILLERMO REYES
Guillermo Reyes
Acting Chief Financial Officer
Date: June 27, 2008

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART III
INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3

Consolidated Statements of Operations for the year ended December 31, 2007 and for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant)
F-4

Consolidated Statements of Shareholders’ (Deficit) Equity for the year ended December 31, 2007 and for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant)
F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2007 and for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant)
F-6

Notes to Consolidated Financial Statements	F-7

Valuation and Qualifying Accounts	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Satélites Mexicanos, S. A. de C. V. and Subsidiaries
We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively, “Satmex”) as of December 31, 2007 and 2006 (Successor Registrant balance sheets), and the related consolidated statements of operations, shareholders’ (deficit) equity and cash flows for the year ended December 31, 2007, for the period from December 1 to December 31, 2006 (Successor Registrant operations), and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from January 1 to November 30, 2006, and for the year ended December 31, 2005 (Predecessor Registrant operations). Our audits also included the schedule of valuation and qualifying accounts listed in the Index. These financial statements and financial statement schedule are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
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
In our opinion, the Successor Registrant consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and for the period from December 1 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Registrant consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the period from January 1, 2006 to November 30, 2006 and for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 3 to the consolidated financial statements, Satmex concluded its reorganization process in Mexico on July 17, 2006. The terms of the restructuring plan were established and implemented on November 30, 2006, after Satmex emerged from bankruptcy under chapter 11 of the U.S. Bankruptcy Code and are, among others, restructuring of the Floating Rate Notes and Fixed Rate Notes, shareholders’ equity, and the acquisition of 75% of the shares of Enlaces Integra, S. de R. L. de C. V. As discussed in Notes 2 and 3 to the consolidated financial statements, in connection with its emergence from bankruptcy under chapter 11, Satmex adopted fresh-start reporting pursuant to American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, as of November 30, 2006. As a result, the consolidated financial statements of the Successor Registrant are presented on a different basis than those of the Predecessor Registrant and, therefore, are not comparable.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C. P. C. Enrique Vázquez Gorostiza
April 22, 2008
Mexico City, Mexico

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2007 and 2006
(Thousands of U. S. dollars)

	Successor Registrant
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$37,176	$24,528
Accounts receivable — net	8,181	6,892
Due from related parties	579	630
Guarantee deposits	—	705
Inventories	338	805
Prepaid insurance	4,054	4,269
Deferred income taxes	709	192

Total current assets	51,037	38,021

Satellites and equipment — net	290,428	325,452
Concessions — net	42,419	43,831
Intangible assets — net	52,860	67,238
Guarantee deposits and other assets	936	911
Deferred income taxes	—	109
Goodwill	32,502	32,502

Total	$470,182	$508,064

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accrued interest	$1,351	$4,109
Accounts payable and accrued expenses	20,851	11,248
Due to related parties	116	1,439
Deferred revenue	2,344	2,344
Income tax payable	59	29

Total current liabilities	24,721	19,169

Debt obligations	393,171	378,237
Deferred revenue	67,698	70,043
Labor obligations	453	329
Accrued expenses	280	557
Deferred income taxes	915	—

Total liabilities	487,238	468,335

Contingencies and commitments (Note 18)

Minority interest in consolidated subsidiaries	2,388	1,719

Shareholders’ (deficit) equity:
Common stock	46,764	46,764
Accumulated deficit	(66,208)	(8,754)

Total shareholders’ (deficit) equity	(19,444)	38,010

Total	$470,182	$508,064

*	See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Thousands of U. S. dollars)

	Successor Registrant		Predecessor Registrant
		For the Period	For the Period
	Year Ended	from December 1	from January 1	Year Ended
	December 31,	to December 31,	to November 30,	December 31,
	2007	2006	2006	2005

Revenues (see Note 15):
Satellite services	$80,250	$4,721	$82,323	$66,046
Alterna’TV	6,815	557	6,019	3,826
Broadband satellite services	15,136	1,473	—	—

	102,201	6,751	88,342	69,872

Cost and expenses:
Satellite services (1)	21,421	2,360	32,526	11,606
Alterna’TV (1)	3,223	213	2,592	1,578
Broadband satellite services (1)	3,824	175	—	—
Selling and administrative expenses (1)	26,509	1,687	12,048	19,884
Depreciation and amortization	53,106	6,266	51,780	47,927

	108,083	10,701	98,946	80,995

Operating loss	(5,882)	(3,950)	(10,604)	(11,123)

Reorganization expenses	—	—	(33,447)	(7,666)
Interest expense	(51,672)	(4,333)	(19,152)	(48,375)
Interest income	1,650	103	2,711	2,315
Net foreign exchange gain (loss)	145	(123)	5,690	(5,722)

Loss before income taxes, minority interest and preferred stock dividends	(55,759)	(8,303)	(54,802)	(70,571)

Income taxes	893	311	18,726	238
Minority interest	802	140	—	—

Consolidated net loss	(57,454)	(8,754)	(73,528)	(70,809)
Preferred stock dividends	—	—	1,130	1,507

Consolidated net loss applicable to common shareholders	$(57,454)	$(8,754)	$(74,658)	$(72,316)

(1)	Exclusive of depreciation and amortization shown separately below.
See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Statements of Shareholders’ (Deficit) Equity
(Thousands of U. S. dollars, except per share data)

	Common Stock		Preferred Stock			Total
	Shares		Shares		Accumulated	Shareholders’
	Issued	Amount	Issued	Amount	Deficit	(Deficit) Equity
Predecessor Registrant

Balance January 1, 2005	10,000,000	$388,068	606,730	$31,886	$(170,564)	$249,390

Net loss	—	—	—	—	(70,809)	(70,809)
Preferred stock dividends	—	1,507	—	—	(1,507)	—

Balance December 31, 2005	10,000,000	389,575	606,730	31,886	(242,880)	178,581

Net loss	—	—	—	—	(73,528)	(73,528)
Preferred stock dividends	—	1,130	—	—	(1,130)	—
Reduction of common stock	(10,000,000)	(285,652)	(606,730)	(31,886)	317,538	—
Debt capitalization	46,874,999	273,779	—	—	—	273,779
Fresh-start adjustment	—	(332,068)	—	—	—	(332,068)

Balance November 30, 2006	46,874,999	46,764	—	—	—	46,764

Successor Registrant

Net loss	—	—	—	—	(8,754)	(8,754)

Balance December 31, 2006	46,874,999	46,764	—	—	(8,754)	38,010

Net loss	—	—	—	—	(57,454)	(57,454)

Balance December 31, 2007	46,874,999	$46,764	—	$—	$(66,208)	$(19,444)

See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Statements of Cash Flows
(Thousands of U. S. dollars)

	Successor Registrant		Predecessor Registrant
		For the Period	For the Period
	Year Ended	from December 1	from January 1	Year Ended
	December 31,	to December 31,	to November 30,	December 31,
	2007	2006	2006	2005

Cash flows from operating activities:
Consolidated net loss	$(57,454)	$(8,754)	$(73,528)	$(70,809)
Adjustments to reconcile net loss to operating cash flows:
Loss on discharge of prepetition liabilities	—	—	5,346	—
Minority interest	802	140	—	—
Depreciation and amortization	53,106	6,266	51,780	47,927
Labor obligations	124	—	329	—
Income taxes	507	311	18,726	238
Deferred revenue	(2,345)	(195)	(2,023)	(2,200)
Interest capitalized in debt obligations (see Note 12b)	14,934	—	—	—
Profit on sales-type lease arrangement — usufructo	—	—	(2,312)	—
Exchange rate fluctuation and change of value of notes payable to reflect amount in UDI in accordance with concurso mercantil	—	—	(5,613)	5,613

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	(1,289)	1,614	(2,915)	(1,226)
Due from / to related parties — net	(1,272)	(1,222)	1,645	(5,193)
Inventories	467	(10)	—	—
Prepaid insurance	215	(1,492)	407	(30)
Guarantee deposits and others assets	680	(172)	2,177	60
Increase (decrease) in:
Accounts payable and accrued expenses	9,356	(3,203)	3,400	1,107
Accrued interest	(2,758)	4,109	18,248	40,148

Net cash flows provided by (used in) operating activities	15,073	(2,608)	15,667	15,635

Investing activities:
Acquisition of equipment — net	(2,425)	(1,528)	(585)	(2,436)
Acquisitions of satellites	—	—	(45,299)	(5,901)
Liquidity damages for delivery delay of Satmex 6	—	—	—	8,500
Cash acquired on Enlaces business combination	—	—	2,007	—
Return of unused deposits restricted for construction of Satmex 6	—	—	—	2,000
Restricted cash	—	—	2,000	(2,000)

Net cash flows (used in) provided by investing activities	(2,425)	(1,528)	(41,877)	163

Cash and cash equivalents:
Net increase (decrease)	12,648	(4,136)	(26,210)	15,798
Cash and cash equivalents — beginning of period	24,528	28,664	54,874	39,076

Cash and cash equivalents — end of period	$37,176	$24,528	$28,664	$54,874

Supplemental disclosures:
Interest paid	$36,900	$—	$—	$7,412
Income taxes paid	$340	$—	$—	$—
Supplemental non-cash flow information:
Exchange for cancellation of the FRN old debt	$—	$—	$238,237	$—
Exchange for cancellation of the HYB old debt	$—	$—	$140,000	$—
Debt capitalization	$—	$—	$273,779	$—
Account receivable exchanged for 75% of Enlaces common stock	$—	$—	$8,493	$—
See notes to consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Thousands of U.S. dollars)
1.	Nature of Business
Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex” or the “Company”) is a lead provider of fixed satellite services in the American continent, providing satellite transmission capacity for fixed and mobile telephone networks, Internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite transmission capacity for telecommunication transmission and broadcasting, which includes especial events, sports, news and entertainment. Related to direct-to-home television service, the Company has created Alterna’TV to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”), and it also provides satellites services, through its main subsidiary, of transmission capacity for new applications, such as Internet access via satellite, telecommunication transmission and broadcasting.
In order to provide satellite transmission capacity, Satmex owns and operates three satellites, Solidaridad 2, Satmex 5 and Satmex 6 in geostationary orbits at 114.9° W.L., 116.8° W.L. and 113.0° W.L., respectively. In total, Satmex has 156 36-MHz transponder equivalents operating in the C and Ku bands, covering substantially the USA, Mexico, the Caribbean and the rest of Latin American countries, excluding certain western regions of Brazil.
2.	Organization and Comparative Financial Statements
a.	The consolidated financial statements include the figures of Satélites Mexicanos, S. A. de C. V. and its subsidiaries. The activities of the entities in the consolidated group are as described below:
•
Enlaces Integra, S. de R. L. de C. V. (“Enlaces”), a 75% owned subsidiary, was acquired on November 30, 2006. Its main activity is the installation, operation, control and exploitation of public networks of telecommunications in Mexico.

•
SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“New Service Companies”), 99.97% owned subsidiaries, were incorporated on June 30, 2006 to provide administrative services exclusively to Satmex.

The financial statements of Enlaces are consolidated from November 30, 2006 and those of the New Service Companies from June 30, 2006.
b.
In conformity with accounting principles generally accepted in the United States of America (“US GAAP”), Satmex adopted fresh-start reporting as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). Accordingly, the consolidated financial information disclosed under the heading “Successor Registrant” for the year ended December 31, 2007 and for the period from December 1 to December 31, 2006, is presented on a basis different from, and is therefore not comparable to, the financial information disclosed under the heading “Predecessor Registrant” for the period from January 1 to November 30, 2006 and for the year ended December 31, 2005.

As a result of Satmex’s emergence from Chapter 11 of the U.S. Federal Bankruptcy Law on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserves its rights and responds to its obligations individually in accordance with Mexican laws.

3.	Bankruptcy Filings and Reorganization
a.	Background

In February and March 1998, Satmex issued Fixed Rate Notes (the “FRNs”) and variable rate High Yield Bonds (the “HYBs”). The FRNs issued were $325 million with interest at LIBOR plus 4.5%, with quarterly payments through March 2004 and a final payment in June 2004. The HYBs issued were $320 million with interest payable at a fixed rate of 10.125% and with maturity on November 1, 2004.

Payment of the FRNs was demanded in June 2004, but they were not paid. Interest payments on the HYBs were not made beginning August 2003, and the bonds due in November 2004, were not paid.

b.	Shareholders’ Decisions

On March 31, 2006, Satmex and approximately 52.8% of the FRNs holders and 71.6% of the HYBs holders and other interested parties signed a restructuring agreement and agreed to present to the District Court Judge in Mexico City and the United States of America’s Bankruptcy Court an appeal and a protection request, respectively.

Concurso Mercantil and Reorganization Process according to Chapter 11 of the United States of America Bankruptcy Code (“Chapter 11”)
•	Concurso Mercantil

In an effort to restructure the outstanding indebtedness of Satmex, on June 29, 2005, Satmex voluntarily filed a petition for concurso mercantil. This proceeding was sent to the Second District Court (the “Court”), where it was admitted on June 30, 2005. A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles, which was enacted in May 2000 (the “LCM”).

On September 7, 2005, the Court declared Satmex to be in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of Satmex’s debt obligations as of the date of the order, other than those obligations necessary for Satmex to continue its ordinary operations, and suspended attachment or foreclosure procedures against Satmex assets. Accordingly, as of that date the HYBs no longer accrued interest and were valued and recorded at the Mexican peso equivalent translated to Investment Units (“UDI”) using the equivalence issued by the Banco de México and the fluctuation of the valuation of the UDI was considered interest. The unpaid FRNs were maintained in their original currency and only accrued ordinary interest in accordance with the contract.

In order to protect the assets of Satmex located outside of the Mexican territory, on August 4, 2005, Satmex filed an appeal with the United States of America’s Bankruptcy Court for the Southern District Court of New York (the “Bankruptcy Court”), in accordance with Section 304 of the Bankruptcy Code in the United States. Satmex requested protection of any new lawsuit against its assets in the USA. As a result of the legal promotion, the Bankruptcy Court ordered the suspension of any seizure or execution against Satmex assets located in the USA, during the concurso mercantil process.

After the concurso mercantil declaration and as a result of the negotiations among Satmex, the main bondholders and the shareholders carried out the conciliation stage. On March 31, 2006, Satmex and the majority of its holders of the FRNs, approximately two-thirds of the holders of HYBs and its main shareholders; Servicios Corporativos Satelitales, S. A. de C. V. (“Services”), Loral Skynet Corp. (“Loral”) and Principia, S. A. de C. V. (“Principia”), executed a restructuring plan, whose principal terms included the following matters: i) capitalizing a significant part of the HYBs and the related accrued interest; ii) emission of new bonds for $140 million to replace the HYBs not capitalized; iii) emission of new bonds to replace the FRNs (principal and interest); iv) amending Satmex’s corporate by-laws; v) making changes in Satmex’s shareholder control; vi) making changes in Satmex’s shareholder voting and financial rights; and vii) making changes to Satmex’s management.

On May 4, 2006, the terms on the restructuring plan were adopted in the Convenio Concursal, which was submitted to the holders acknowledged by Satmex, which agreement was proposed to be signed as established by the LCM. On June 1, 2006, once it was signed by the required number of holders, the agreement was considered effective in accordance with the terms of the LCM. The Conciliador appointed by the Court submitted the Convenio Concursal for the approval of the Court.

On May 8, 2006, the Board of Directors confirmed and approved the Restructuring Plan and the Convenio Concursal. As soon as the concurso mercantil process ended, the Board of Directors accepted implementing both legal documents and submitted a voluntary reorganization form pursuant to chapter 11, title 11 of the United States of America Bankruptcy Code (“Chapter 11”) 11 U.S.C. §§ 101-1532.

On June 23, 2006, the SCT, as a regulator and the grantor of Satmex’s orbital concessions, stated a motion to the Court that allowed the Convenio Concursal to proceed on the terms agreed to by Satmex’s bondholders.

The Convenio Concursal was approved on July 17, 2006, in the concurso mercantil proceeding, which became final and not subject to appeal on August 1, 2006.

•	Chapter 11

In order to complete the necessary formalities to implement the restructuring and to comply with the Board of Directors resolutions approved on May 8, 2006, Satmex filed a voluntary petition for reorganization under Chapter 11 in the Bankruptcy Court, on August 11, 2006.

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

The Restructuring Plan was accepted by the majority of the bondholders and the holders of each class of shares issued, in accordance with the Bankruptcy Code. The Bankruptcy Court issued an order (the “Confirmation Order”) dated October 26, 2006, which became final.

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

c.	Reorganization

The main agreements for financial restructuring at the Effective Date were as follows:
•	New Debt and Debt Capitalization

First Priority Senior Secured Notes

In exchange for cancellation of the old debt, at the Effective Date the FRNs holders received new bonds issued by Satmex, named First Priority Senior Secured Notes (“FPSSN”) due in November 2011, with a principal amount of $238.2 million (see Note 12a).

Second Priority Senior Secured Notes

In exchange for cancellation of the old debt of $413.8 million, at the Effective Date the HYBs holders received: i) new bonds issued by Satmex, named Second Priority Senior Secured Notes (“SPSSN”) due on November 30, 2013, with a principal amount of $140 million (see Note 12b) and ii) Satmex common stock, exchanged through the capitalization process, in the amount of $273.8 million (see Note 14).

Other Agreements at the Effective Date
•
Satmex entered into a new contract with Space Systems/Loral, Inc. (“SSL”) and granted to SSL a Mexican usufructo figure with respect to certain transponders of the satellites Satmex 5 and Satmex 6. Pursuant to Mexican law, the usufructo figure grants to SSL the right to use and benefits from certain transponders until the end of life of the referred satellites. SSL was not required to post a bond related to the usufructo figure (see Note 18g).

•	On November 30, 2006; in exchange for a loan receivable from Enlaces for $8.4 million, Satmex received 75% of the shares of its common stock.

•	Satmex made a donation to Enlaces, consisting of a teleport, antenna and communications equipment, servers, other minor equipments and spare parts, whose net book value was $675.

•
The personnel that provided administrative services to Satmex through Satmex Corporativo, S. de R. L. de C. V., Satmex Administración, S. de R. L. de C. V. and Satmex Servicios Técnicos, S. de R. L. de C. V. (the “Service Companies”), related parties of Satmex through the Effective Date, were transferred to the New Service Companies. Transferred personnel maintained their wages and benefits according to Mexican Federal Labor Law.

4.	Basis of Presentation

The consolidated balance sheets as of December 31, 2007 and 2006 (Successor Registrant balance sheets), and the related consolidated statements of operations, shareholders’ (deficit) equity and cash flows for the year ended December 31, 2007, for the period from December 1 to December 31, 2006 (Successor Registrant operations), and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from January 1 to November 30, 2006, and for the year ended December 31, 2005 (Predecessor Registrant operations), have been prepared in accordance with US GAAP. All intercompany transactions have been eliminated. References in these consolidated financial statements to the Predecessor Registrant refer to Satmex until November 30, 2006, and references to the Successor Registrant refer to Satmex after November 30, 2006 and after giving effect to the plan reorganization adjustments and to the adoption of fresh-start reporting.

a.
Fresh-Start Reporting — The accompanying consolidated financial statements for the Predecessor Registrant have been prepared in accordance with SOP 90-7 and on a going concern basis, which contemplates continuing operations, realization of assets and liquidation of liabilities in the ordinary course of business. Moreover, SOP 90-7 requires Satmex to distinguish prepetition liabilities subject to compromise from postpetition liabilities in Satmex’s consolidated balance sheets. The caption “prepetition liabilities subject to compromise” reflects the carrying value of prepetition claims that were restructured in Satmex’s Chapter 11 proceedings. In addition, the consolidated statements of operations portray the results of operations during the Chapter 11 proceedings. As a result, any revenue, expenses, realized gains and losses and provision for losses resulting directly from the reorganization and restructuring of the organization are reported separately as reorganization items.

As noted in the preceding notes, Satmex emerged from bankruptcy on November 26, 2006 and pursuant to SOP 90-7 adopted fresh-start reporting as of November 30, 2006. Upon emergence, Satmex’s reorganization enterprise value as determined by the Bankruptcy Court was approximately $425 million which, after reduction of the debt obligations, results in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to assets and liabilities (see Note 5). Assets and liabilities were stated at fair value in accordance with SFAS No. 141, Business Combinations. In addition, Satmex’s accumulated deficit was eliminated, and the new debt and equity were recorded in accordance with distributions pursuant to the Plan of Reorganization (“POR”).

b.
Use of Estimates — The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported.

Such estimates include the allowance for doubtful accounts, the revenue recognition on Alterna’TV, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

c.
Reclassifications — Through December 31, 2006, the salaries and benefits of satellite operation employees were presented within selling and administrative expenses. Company’s management considers that such compensation is directly related to satellital service cost and as a result effective January 1, 2007, the Company reclassified such compensation to satellite service costs. The effects of such reclassification were applied retroactively in the accompanying consolidated statements of operations as follows:

		Retrospectively	As Previously
	As Reclassified	Reclassified	Reported
Successor Registrant

For the period from December 1 to December 31, 2006
Cost and expenses:
Satellite services	$2,360	$154	$2,206
Selling and administrative expenses	1,687	(154)	1,841

Predecessor Registrant

For the period from January 1 to November 30, 2006
Cost and expenses:
Satellite services	$32,526	$1,162	$31,364
Selling and administrative expenses	12,048	(1,162)	13,210

For the year ended December 31, 2005
Cost and expenses:
Satellite services	$11,606	$2,621	$8,985
Selling and administrative expenses	19,884	(2,621)	22,505
d.
Foreign Currency Transactions — For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date. The effect of changes in exchange rates is recorded in the results of operations.

e.
Cash and Cash Equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

f.
Restricted Cash — Restricted cash represents returns of amounts previously deposited to Loral for the construction of Satmex 6. Such cash was held in a trust as of December 31, 2005, and was restricted for use by Satmex until final approval of Satmex 6 was received, which occurred in February 2006.

g.
Concentrations of Credit Risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The main customers for Satellite services — broadcasting are Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C.V.; Satellite services - telecommunications are Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A.; Satellite services — data transmission and Internet is Hughes Network Systems, Inc.; Alterna’TV are Direct TV and Comcast LLC; and Enlaces Integra (Broadband satellite services) are Wal-Mart and Globalstar.

For the year ended December 31, 2007, for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant), the satellite service revenues, Alterna’TV broadband satellite services were obtained from:

	Successor Registrant		Predecessor Registrant
		December 1 to	January 1 to
		December 31,	November 30,
	2007	2006	2006	2005
	%	%	%	%
Domestic customers	42	35	28	47
Hughes Networks Systems, Inc.	26	29	19	31
Loral	2	1	27	2
Foreign customers	30	35	26	20
h.	Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market. Cost is determined using the average cost method.

i.
Satellites and Equipment — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets, quoted market prices for assets where a market exists for such assets. In our determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment as of December 31, 2007 and 2006:

Average Years
Satellites in-orbit — estimated useful life is determined by engineering analysis

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

The Company insures its satellites to cover any possible loss, except for that mentioned in Note 18. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.

j.
Concessions — The concessions are recorded at their fair value and are being amortized over 40 years using the straight-line method. The concession related to operate a telecommunications public network is amortized over 23 years, which is the remaining useful life at the effective date, originally granted for 30 years.

k.
Valuation of Satellites and Long-Lived Assets — The carrying value of our satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Satmex periodically evaluate potential impairment loss relating to our satellites, amortizable intangible assets and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through future undiscounted expected cash flows generated by those assets (excluding financing costs). If the expected undiscounted future cash flows were less than the carrying value of the long-lived asset, an impairment charge would be recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite;

•	Changes in estimates of our ability to operate the satellite at expected levels;

•	Changes in the manner in which the satellite is to be used;

•	The loss of one or several significant customer contracts on the satellite.
l.
Goodwill — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) in accordance with the provisions of SFAS No. 141, as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill was allocated to our reporting unit level (operating segment or one level below an operating segment). SFAS No. 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The Company completed its annual goodwill impairment test in the fourth quarter of 2007 and determined that goodwill was not impaired.

m.
Intangible Assets — The intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity.

n.
Labor Obligations — Seniority premiums and severance payments are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

o.	Provisions — The provisions are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

p.
Income Taxes and Statutory Employee Profit Sharing — Income taxes and statutory employee profit sharing are recorded in the results of the year in which they are incurred. The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized.

Beginning October 2007, the Company must determine whether it will incur regular income tax (“ISR”) or the new Business Flat Tax (“IETU”) in the future and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits.

q.
Revenue Recognition — Satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenue and related cost are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

On a monthly basis, Satmex estimates the number of subscribers to Alterna’TV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on definitive report. Variations between the estimated and actual revenue amounts are not material.

The public and private net signal and value-added services (“Broadband satellite services”) are recognized when rendered. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, the Company recognizes revenue at the date of customer’s formal acceptance of the equipment.

r.
Deferred Revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually for the Predecessor Registrant. As a result of the application of fresh-start reporting, deferred revenue was adjusted to fair value (see Note 5). Annual amortization for the Successor Registrant is $2.3 million.

s.
Comprehensive Loss — Comprehensive loss includes, in addition to net loss, all other changes in an entity’s equity during the period resulting from transactions and other events and circumstances except those from investments by owners and distributions to owners. As Satmex did not generate changes in equity from nonowner sources, Satmex’s comprehensive loss includes solely the net loss for each respective year.

t.	New Accounting Standards

In June 2006, the Financial Accounting Standards Broad (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance of the recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007; however, there was no material impact.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to define fair value, establish a framework for measuring fair value in accordance with US GAAP and expand disclosures about fair value measurements. SFAS No. 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. The Company adopted the provisions of SFAS No. 157 effective 2007. The implementation did not have any impact on the Company’s financial statements in 2007.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132 (R). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through comprehensive income as well as prescribing additional disclosure requirements. The provisions of this statement were effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of plans by being able to choose a measurement date up to three months prior to year end. The adoption of this new accounting principle had no impact on the financial position or results of operations of the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No 159 will be effective on January 1, 2008. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied to transactions prospectively, but the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations-a replacement of FASB No. 141. SFAS No. 141 (R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141 (R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141 (R) (non-prospective); otherwise, SFAS No. 141 (R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141 (R) will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

5.	Fresh-Start Reporting

On October 26, 2006, the Bankruptcy Court entered its Confirmation Order confirming the Company’s POR. Satmex’s emergence from Chapter 11 proceedings resulted in a new reporting entity and adoption of fresh-start reporting in accordance with SOP 90-7 as of November 30, 2006, the date on which all material conditions were met, as reflected in the following financial information. Reorganization adjustments have been made in the consolidated financial information to reflect the effects of the several agreements in accordance with the Confirmation Order and the adoption of fresh-start reporting. These adjustments were determined to recognize the relative fair values the Company’s assets and liabilities on the Effective Date.

	Consolidated Balance Sheet (a)
	Predecessor					Successor
	Registrant	Plan		Fresh-Start		Registrant
	November 30,	Reorganization		Valuation		November 30,
	2006	Adjustments (b)		Adjustments		2006
Assets
Current assets:
Cash and cash equivalents	$26,657	$2,007		$—		$28,664
Accounts receivable — net	6,483	2,405		(382	)(b1)	8,506
Due from related parties — net	8,907	(8,491	) (c)	—		416
Inventories	21	795		(21	) (d)	795
Prepaid insurance	3,733	146		—		3,879
Deferred income taxes	—	603		—		603

Total current assets	45,801	(2,535)		(403)		42,863

Satellites — net	423,213	2,312	(e)	(111,389	) (e1)	314,136
Equipment — net	13,668	1,040		(2,031)		12,677
Concessions — net	400,071	2,248	(f)	(358,371	) (f)	43,948
Intangible assets	—	2,128	(g)	68,320	(g1)	70,448
Other assets	393	970		(1,021)		342
Goodwill	—	—		32,502	(h)	32,502

Total assets	$883,146	$6,163		$(372,393)		$516,916

Liabilities and shareholders’ equity
Current liabilities:
Prepetition liabilities subject to compromise	$652,016	$(652,016	) (i)	$—		$—
Deferred revenue	2,200	—		144		2,344
Other current liabilities	14,900	2,241	(l)	(99)		17,042

Total current liabilities	669,116	(649,775)		45		19,386

Debt obligations	—	378,237	(i)	—		378,237
Labor obligations and accrued expenses	681	60		—		741
Deferred revenue	65,918	—		4,320		70,238
Deferred income taxes	44,690	20		(44,690)		20

Total liabilities	780,405	(271,458)		(40,325)		468,622

Minority interest	—	1,530		—		1,530

Shareholders’ equity:
Common stock	390,705	(11,873	) (j)(k)	(332,068)		46,764
Preferred stock	31,886	(31,886)		—		—

Accumulated deficit	(319,850)	319,850	(j)	—		—

Total shareholders’ equity	102,741	276,091		(332,068)		46,764

Total liabilities and shareholders’ equity	$883,146	$6,163		$(372,393)		$516,916

(a)
The condensed consolidated balance sheet reflects a reorganization enterprise value of $425 million based on the Bankruptcy Court’s determination (see Note 3), which, after reduction of the Debt Obligations (see Notes 10 and 12), results in a reorganization equity value of approximately $46.7 million. This results in goodwill equal to the excess of reorganization equity value over fair value of identifiable net assets.

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

The purchase price allocation among acquired assets and liabilities are as follows:

Balances as of
November 30,
2006

Total current assets	$5,956
Teleport, antennas and equipment — net	1,041

6,997

Concession	2,248
Customer relationships	2,128
Goodwill	970

Total assets	12,343

Total liabilities	(2,320)
Minority interest	(1,530)

Net assets acquired	$8,493

(d)	To recognize the inventories at fair value.

(e)	Reflects the effect of the capitalization of orbital incentive.

(e1)	To recognize the satellites and equipment at fair value.

(f)	To recognize the orbital and telecommunications public network concessions at fair value.

(g)	Represents the intangible assets’ fair value as a result of the acquisition of Enlaces, in this case identified as customer relationships.

(g1)	Reflects the values that arise from Satmex’s asset valuation at fair value, identified as landing rights $60, contract backlog $67,990 and internally developed software and technology $270.

(h)	Reflects goodwill equal to the excess of the reorganization equity value over the estimated fair value of Satmex’s identifiable net assets.

(i)
Reflects the discharge of prepetition liabilities in accordance with the POR and the reclassification of the remaining liabilities subject to compromise to the appropriate liability accounts in accordance with the POR. Discharge of Satmex prepetition liabilities is summarized as follows:

Predecessor liabilities subject to compromise	$652,016
Debt capitalization	(273,779)

Exchanged for new debt obligations (Successor Registrant debt)	$378,237

(j)	Pursuant to a resolution made at the general ordinary shareholders’ meeting on November 30, 2006, it was decided to reduce common stock to $5, through the absorption of accumulated deficit.

(k)	Pursuant to a resolution made at the general ordinary shareholders’ meeting on November 30, 2006, variable common stock was increased by $273,779 million, through the capitalization of HYBs.

6.	Cash and Cash Equivalents

As of December 31, consist of:

	2007	2006

Cash	$4,671	$3,002
Cash equivalents	32,505	21,526

	$37,176	$24,528

7.	Accounts Receivable

As of December 31, consist of:

	2007	2006

Customers	$6,887	$3,738
Allowance for doubtful accounts	(399)	(1)
Value-added tax and tax withholdings	1,345	2,279
Prepaid expenses	348	876

	$8,181	$6,892

8.	Satellites and Equipment

As of December 31, consist of:

	2007	2006

Satellites in-orbit	$314,136	$314,136
Equipment for satellites	10,561	9,688
Furniture and fixtures	4,385	3,962
Leasehold improvements	18	—

	329,100	327,786
Accumulated depreciation and amortization	(39,960)	(2,937)

	289,140	324,849
Other construction in-progress	1,104	573
Advances to antenna suppliers	184	30

	$290,428	$325,452

The Satmex 6 satellite was launched on May 27, 2006 and commenced operations in July 2006.
For the year ended December 31, 2007, for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant), depreciation and amortization expense was $37.3 million, $2.9 million, $40.0 million, and $35.0 million, respectively.

9.	Concessions

As of December 31, consist of:

	2007	2006

Orbital concessions	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(1,529)	(117)

	$42,419	$43,831

For the year ended December 31, 2007, for the periods from December 1 to December 31, 2006 (Successor Registrant), from January 1 to November 30, 2006 and for the year ended December 31, 2005 (Predecessor Registrant), amortization expense was $1.4 million, $0.1 million, $11.8 million and $12.9 million, respectively.
a.	Orbital Concessions and Facilities

In October 1997, the Mexican federal government granted to Satmex the rights to three concessions (the “Concesssions”) for an initial 20-year term to operate in the orbital slots 114.9° W.L., 113.0° W.L. and 116.8° W.L. In November 2006, Satmex received information from the Secretaría de Comunicaciones y Transportes (“The Ministry of Communications and Transportation” or the “SCT”) that the extension of the orbital concession for an additional 20-year term will be granted at the end of the first 20-year period without the payment of any additional consideration to the Mexican federal government.

For the orbital concessions extension, Satmex must comply with the obligations mentioned in the concession documents, requiring the extension before starts the final fifth part of the concession term, obtain the approval from the SCT of the new satellites’ technical and operating characteristics, and guarantee the use of the orbital slot during the concession’s initial term and its extension.

The concession grantee, in accordance with the Ley Federal de Telecomunicaciones (“Federal Law of Telecommunications” or “LFT”), is required to maintain the satellite control centers within Mexican territory.

The satellites are controlled and operated through two control centers, one of them is located in the east side of Mexico City, and the other one is located in Hermosillo, Sonora. The land and installations of the first control center and the land of the second control center are the property of the Mexican federal government.

The land and installations where the control centers are located were granted through a concession for a 40-year term, and the Company pays rights of use, which are adjusted every five years by experts from the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 18).

b.	Concessions for the Use and Exploitation of a Telecommunications Public Network

On January 20, 1997, the Mexican federal government granted to Enlaces a “Concession to Operate, Install, Exploit and use a Public Telecommunications Network within Mexican Territory” at no charge, in order to operate services for private and public networks, and to provide value-added services. The concession term is for 30 years, with the possibility for an extension under certain conditions.

On November 9, 2000, Enlaces obtained from the SCT a registration of value-added services certificate, which allows it to offer the internet access services, electronic data transfer and multimedia services (content deliver to supermarket stands and television private channels).

The terms of both concessions are subject to some legal provisions regarding assignment or transfer of rights. According to Mexican Law, it is not allowed to transfer it to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of its rights.

As of December 31, 2007 the Company has fully complied with the obligations established in the concession titles.

10.	Intangible Assets

The intangible assets recognized in connection with our adoption of fresh-start reporting are as follows:

	Weighted Average
	Remaining	2007		2006
	Amortization Period	Gross	Accumulated	Gross	Accumulated
	(Years)	Amount	Amortization	Amount	Amortization

Contract backlog (1)	7	$67,990	$17,143	$67,990	$3,192
Customer relationships (1)	6	2,128	330	2,128	8
Internally developed software and technology (2)	3	270	73	270	6
Landing rights (1)	2	60	42	60	4

		$70,448	$17,588	$70,448	$3,210

The valuation methods used were the income approach (1) and cost (2) approach.

For the year ended December 31, 2007 and the period from December 1 to December 31, 2006, amortization expense was $14.4 million and $3.3 million, respectively.

Future annual amortization expense for intangible assets is estimated to be as follows:

2008	$25,368
2009	13,689
2010	5,882
2011	3,034
2012	2,006
Thereafter	2,881

$52,860

11.	Accounts Payable and Accrued Expenses

As of December 31, consist of:

	2007	2006

Orbital incentives	$7,989	$1,095
Deposits and customer advances	3,753	3,129
Taxes payable	2,273	1,071
Professional fees	1,858	624
Performance and sale bonuses	1,736	630
Sundry creditors	1,497	481
Alterna’TV provisions	1,140	1,167
Suppliers	605	2,644
Other	—	407

	$20,851	$11,248

12.	Debt Obligations

The new bonds named FPSSN and SPSSN present the following amounts, rates and periods, as of December 31, 2007 and 2006:

	2007	2006
FPSSN at variable rate (LIBOR + 8.75%) approximately 14.07% and 13.94%, for 2007 and 2006, due in 2011 (a)	$238,237	$238,237

SPSSN at annual fixed rate of 10.125%, due in 2013 (b)	154,934	140,000

	$393,171	$378,237

a.	In exchange for cancellation of the old debt, at the Effective Date the FRNs holders received new bonds issued by Satmex, named FPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2011.

•	Quarterly interest at annual LIBOR rate plus 8.75%.

•
Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third years, respectively. From the fourth year on, all payments will be at the stated interest rate.

•	Holders may request the Company to make prepayments of principal whenever the Satmex’s cash balance exceeds $5 million, based on the formula established in the contract.

•	In the event of any change in the share control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest.

•
In the event of debt payment noncompliance and while this situation prevails, the penalty interest applicable to the unpaid principal balance will be 2% higher than the regular interest rate applicable at that time.

•
Principal and interest are guaranteed with the assets of Satmex in first place and precedence stage substantially over all the assets of Satmex per article 92 and subsequent articles of the Ley de Vías Generales de Comunicación (“Law on General Communications Media”), and by a combination of pledges over the shares held by Satmex in Enlaces and the New Services Companies.

b.	As an exchange and cancellation of the old debt, in the Effective Date, the HYBs holders received new bonds issued by Satmex, named SPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2013.

•	Quarterly interest at the annual rate of 10.125%.

•
In the first year, the interest at the annual 10.125% rate will not be paid but added to the principal amount of the FPSSN; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will continue to be added to the principal amount of the FPSSN; and beginning in the sixth year, total interest will be paid in cash until the FPSSN have been paid in full.

•	Holders may request prepayments of principal, once the FPSSN have been fully paid, and there is available cash in excess of $5 million.

•
In the event of a change in the share control of Satmex other than that of a buyer approved under the Restructuring Agreement, and unless approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the debentures of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

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

The contracts related to the new debt obligations issued by Satmex establish positive and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through the fiduciary agents HSBC Bank, N. A. and Wells Fargo Bank, N. A. (First Priority Indenture Trustee and Second Priority Indenture Trustee, respectively).

As of the date of issuance of these consolidated financial statements, the Company has complied with all aspects of contractual agreements and is timely complying with interest payments.

13.	Labor Obligations

Net periodic cost associated with labor obligations was $124 in 2007 and $226 in 2006. Other disclosures required by US GAAP are considered immaterial.

14.	Shareholders’ Equity

Successor Registrant
a.
The shareholding structure of Satmex consists of ordinary, nominative class I and a class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series; the shares Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws, while the shares Series B and N may be freely subscribed or acquired by anybody, including foreign investors.

As of December 31, 2007 and 2006, the common stock at par value is as follows:

Shares
Common Stock			Variable Stock
Class I			Class II		Rights%
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The LFT provides that foreign investors are not permitted by law to hold more than 49% of the Satmex’s common stock, however, in accordance with the Foreign Investments Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.

Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights, and for Deutsche Bank Mexico, S. A., 80% of the economic rights and 45% of the voting rights.

Based on the above events, Satmex obtained authorization form the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.

b.
Through the unanimous resolutions approved during the meeting of November 30, 2006, shareholders agreed to reduce the common stock of Satmex by absorbing accumulative losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed stock as required by Mexican General Corporate Law.

c.
Similarly, through the unanimous resolutions approved during the meeting of November 30, 2006, shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the HYBs exceeding the principal of the SPSSN ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value.

As of December 31, 2007 and 2006, the common stock of the Company amounted to $46.7 million.

d.
As of the Effective Date, Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, is the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

e.
Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, is currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

f.
On October 4, 2007, the Board of Directors approved a specific plan for debt restructuring and capitalization with the purpose of refinancing the terms of the debt outstanding by replacing it with a new issuance of debt securities with less restrictive terms, assuring the necessary funds for the construction of the satellite Satmex 7.

g.	On February 15, 2008, the Company’s Board of Directors authorized the following through its authorized representatives:

To continue the negotiations with one of the most important satellite builders, issuing an authorization to proceed (“ATP”), a document specifying the final contract terms and conditions for the acquisition of the satellite Satmex 7, including the agreements for its launch, provided the following limitation is fulfilled:

The maximum investment allowed in the indentures of the FPSSN and SPSSN will be $3,000 for 2007 and 2008, to carry out the design, marketing, engineering support, and other activities related to the development of the new satellite.

During 2007, the Company invested $400 for the above mentioned items. Therefore, the maximum amount authorized by the Board of Directors that Company’s management can use as of the execution of the ATP will be $2,600; which may not be refundable or recoverable if for any reason, including its inability to obtain the necessary authorizations or adequate financing, the Company decides to cancel the construction of the Satmex 7.

Effective March 1, 2008, the Company was authorized to operate Solidaridad 2 in an inclined orbit due to the impending transfer to the Mexican federal government. The final terms of this transaction are in the final phase of the negotiation.

h.
Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

i.	As of December 31, 2007 and 2006, the balance of the tax contributed capital account is $1,878,838, which is higher than shareholders’ equity according to the consolidated balance sheets.
Predecessor Registrant

The common stock of the Predecessor Registrant was extinguished and deemed canceled, according to the POR.

As of December 31, 2005, common stock at par value was as follows:

Series A	2,601,000
Series B	2,499,000
Series N	4,900,000
Series C	606,730

10,606,730

At December 31, 2005, the common stock and the notional value were as follows:

	Shares	Amount

Common stock	5,000	$6
Fixed	9,995,000	389,569

Variable	10,000,000	$389,575

Preferred stock
Fixed	606,730	$31,886

As of December 31, 2005, Servicios held 70.71% of the outstanding common stock of Satmex, Loral held 4.46% in preferred stock; Principia held 1.26% in preferred stock and the Mexican federal government held 23.57%.

15.	Related Party Transactions

Successor Registrant		Predecessor Registrant
	December 1 to	January 1 to
	December 31,	November 30,
2007	2006	2006	2005
a.	Related party transactions performed in the normal course of operations were as follows:

Revenues from:
Satellite services
Mexican federal government	$2,403	$253	$2,612	$3,036
Satellite capacity to Mexican federal government	2,344	195	2,017	2,200
Loral	1,882	96	24,071	1,253
Liquidity damages for delivery delay of Satmex 6	—	—	—	8,500

Enlaces
Satellite services	—	—	1,360	950
Expense reimbursements	—	—	—	287
Lease of teleport and equipment	—	—	149	—
Interest	—	—	781	632

Expenses from:
Administrative labor — Service Companies	—	—	10,454	10,622
Storage — SSL	—	—	105	1,760
Commissions — Loral	—	—	—	1,540
Technical assistance — Loral	—	—	—	164
Rent of control centers — Mexican federal government	444	74	368	411
Guarantee fees — Servicios and Firmamento	—	1	53	55
Replacement capacity — Loral	—	—	—	7
Construction Satmex 6 — Loral	—	—	26,776	1,651
b.	Related party receivable and payable balances are as follows:

Amounts receivable:
Loral	$264	$99
Mexican federal government	315	318
Globalstar México, S. A. de C. V	—	213

	$579	$630

Amounts payable:
Service Companies	$116	$1,342
Loral SpaceCom Corporation	—	15
Servicios	—	10
Servicios Corporativos Alcance, S. A. de C. V.	—	69
Principia	—	3

	$116	$1,439

16.	Reorganization Expenses Due to Chapter 11 Process

Reorganization expenses due to emergence from bankruptcy were as follows:

	Predecessor Registrant
	January 1 to
	November 30,
	2006	2005

Professional fees	$27,985	$7,666
Loss on discharge of prepetition liabilities	5,346	—
Others	116	—

	$33,447	$7,666

17.	Income and Asset Taxes
a.
Satmex and its subsidiaries are subject to ISR and through 2007, to tax on assets (“IMPAC”). The tax result of Satmex was a loss while that of Enlaces was a profit. Beginning 2007, ISR rate is 28% and in 2006 and 2005, ISR rate was 29% y 30%, respectively.

b.
In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

c.
On October 1, 2007, the Business Flat Tax Law (“LIETU”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. IETU applies to sales of goods, provisions of independent services and the grant of the temporary use or enjoyment of goods, in the terms defined in such law, less certain authorized deductions.

IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.

d.	The Asset Tax Law was repealed upon enactment of LIETU; however, IMPAC incurred in the last ten years may be recovered under certain circumstances, in accordance with the applicable tax regulations.
e.
Based on its financial forecasts, Company’s management has identified Satmex and Enlaces as entities that will essentially pay only ISR; accordingly, those companies only provide for deferred ISR. Also, based on its financial forecasts, Company’s management has identified the New Service Companies as entities that will essentially be IETU payers; accordingly, those companies only provide for deferred IETU and eliminated the previously recognized deferred ISR.

f.	Income taxes consists of the following:

	Successor Registrant		Predecessor Registrant
		December 1 to	January 1 to
		December 31,	November 30,
	2007	2006	2006	2005
ISR:
Current	$386	$29	$—	$—
Deferred	818	282	18,726	238
Deferred IETU	(311)	—	—	—

	$893	$311	$18,726	$238

g.	A reconciliation of the statutory income tax rate is as follows:

	Successor Registrant		Predecessor Registrant
		December 1 to	January 1 to
		December 31,	November 30,
	2007	2006	2006	2005
	%	%	%	%

Statutory income tax rate	28	29	29	30
Inflation effects	5	(11)	13	(19)
Nondeductible expenses	(1)	(2)	(23)	—
Effect of deferred IETU	1	—	—	—
Change in valuation allowance	(35)	(20)	(53)	(11)

Effective income tax rate	(2)	(4)	(34)	—

h.	The significant components of the net deferred ISR asset (liability) are:

	2007	2006

Current assets:
Deferred revenue	$1,742	$1,464
Effect of deferred IETU	232	—
Tax loss carryforwards	217	—
Other — net	3,559	1,314

Total current asset	5,750	2,778

Current liabilities:
Prepaid insurance	(1,095)	(1,321)
Valuation allowance	(3,946)	(1,265)

Net current deferred tax asset	$709	$192

Noncurrent assets:
Tax loss carryforwards	$186,856	$174,612
Concessions — net	70,045	74,410
Deferred revenue	19,322	20,002
Effect of deferred IETU	79	—
Other — net	123	191

Total noncurrent asset	276,425	269,215

Noncurrent liabilities:
Satellites and equipment — net	(58,252)	(63,167)
Intangibles — net	(15,060)	(19,112)
Valuation allowance	(204,028)	(186,827)

Net noncurrent deferred tax (liability) asset	$(915)	$109

At December 31, 2007 Satmex has tax loss carryforwards, which are available to offset future taxable income, as noted below. Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $208.0 million and $188.1 million as of December 31, 2007, 2006 respectively, against the deferred tax assets.

Expiration Date	Amount

2008	$96,861
2010	148,465
2012	68,235
2013	80,089
2014	29,508
2015	775
2016	220,275
2017	23,910

$668,118

18.	Contingencies and Commitments

Satellite and insurance matters
a.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s life ends in 2008. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.
In May 2007, Satmex renewed the in-orbit insurance policy for the Satmex 6, which expires in May 2008, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

c.
In December 2007, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires in December 2008, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. It also has another exclusion related to the anomaly from the channel 1C.

The insurance policy terms and conditions are according to actual industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position.

Since June 2005, the primary XIPS has been used as the operating propulsion system because the secondary XIPS ceased providing the required inclination control. Use of the primary XIPS will produce adverse effects such as contamination on the solar arrays and it will require bipropellant gas supplementary consumptions. Tests suggested by the manufacturer have been performed on the secondary XIPS; however, the results indicate that the secondary XIPS is no longer available. Nevertheless the final diagnostic is still pending.

If Satmex 5 experiences a total failure of its XIPS, the remaining useful life with bipropellant gas would be 3.11 years from April 1, 2008.

Legal matters
d.
Satmex received a definitive adverse judgment claim by a supplier for the payment of certain expenses. Such judgment requires the payment of unquantified expenses incurred by the defendant; however, Satmex management considers it will not have a significant effect on its financial position or results of operations.

e.
In accordance with the principal amendments to the IMPAC law on January 1, 2007, the IMPAC tax rate was reduced from 1.8% to 1.25% and a new methodology for its calculation, which is applicable to the total asset value without allowing the reduction of financial debt, was established. Satmex and Enlaces filed an appeal for legal protection to challenge the amendment of IMPAC law. As of the date of the accompanying consolidated financial statements, the Company has not received any response from tax authorities.

f.
Currently there is a lawsuit pending against us that was brought by Nexus International Broadcasting, Inc. (“Nexus”). Nexus is asserting a breach of the Exclusive Distribution Agreement dated March 30, 2005, that Satmex has with Nexus regarding the use of Nexus’ NDTV channel as part of Alterna’ TV programming services in the U.S., and a violation of the federal trademark laws. Nexus is claiming damages of not less than $25,000, plus costs and disbursements for its breach of contract claim, and has demanded an unspecified amount of damages, injunctive relief, costs, profits, disbursements and attorney fees for its statutory trademark claim. Satmex is currently investigating Nexus’s claim and formulating a litigation strategy, and will vigorously contest Nexus’s claims and protect its rights in connection with this matter.

Commitments
g.
Satmex entered into a new contract with SSL and granted to SSL an usufructo legal figure that grants to SSL the right to use and benefits from certain transponders until the end of life of the satellites Satmex 5 and Satmex 6. SSL was not required to post a bond related to the usufructo figure.

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

h.
The satellite concessions granted by the Mexican federal government, establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

i.
Satmex pays rights of usage for the facilities where control centers are located. Accordingly, with the concession titles it should pay rights during the concession period for an equivalent of 7.5% of the facilities value determined by experts assigned by the Mexican federal government and updated periodically. In 2007, 2006 and 2005, the fees paid for the use of these control centers were $444.

Other Matters
j.
Additional taxes payable could arise in transactions with related parties if the tax authority, during a review, believes that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

k.
Satmex leases the building where are located its administrative offices. According with the leasing contract it establishes a mandatory period of three years starting in June 2005 and concluding in May 2008. Rental expense was $249 in 2007, $248 in 2006, $19.4 in 2005 under this new lease as well as the previous lease. The minimum future payments, until the end of the contract, amount to $104.

l.	Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of December 31, 2007, are as follows:

Expiration Date	Amount

2008	$72,147
2009	36,305
2010	17,108
2011	8,788
2012	6,020
Thereafter	4,275

$144,643

m.
The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican federal government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof. While we are the only user of the building that houses the Primary Control Center, Satmex is required to share the water facilities of this site with the users of the rest of the buildings in the complex.

19.	Business Segments

The Company identifies its reportable segments by three concepts: Satellite services, Alterna’TV and Broadband satellite services (Enlaces), as follows:

Successor Registrant

	For the Year Ended December 31, 2007
	Satellite Services	Alterna’TV	Enlaces	Other	Total

Revenues	$101,178	$6,815	$15,318	$17,675	$140,986
Eliminations	(20,928)	—	(182)	(17,675)	(38,785)

Operating revenues	80,250	6,815	15,136	—	102,201

Cost and expenses	60,228	4,603	11,111		75,942
Eliminations	(17,481)	(231)	(3,253)	—	(20,965)

	42,747	4,372	7,858	—	54,977

Depreciation and amortization	52,461	3	642	—	53,106

Operating cost and expenses	95,208	4,375	8,500	—	108,083

Operating (loss) profit	(14,958)	2,440	6,636	—	(5,882)

Interest expense					(51,672)
Interest income					1,650
Net foreign exchange gain					145

Loss before income taxes and minority interest					(55,759)

Income taxes					893
Minority interest					802

Consolidated net loss					$(57,454)

Capital expenditures	$1,736	$—	$689	$—	$2,425

Total assets	$452,774	$1,857	$15,119	$432	$470,182

	From December 1 to December 31, 2006
	Satellite Services	Alterna’TV	Enlaces	Other	Total

Revenues	$4,964	$557	$1,509	$1,938	$8,968
Eliminations	(243)	—	(36)	(1,938)	(2,217)

Operating revenues	4,721	557	1,473	—	6,751

Cost and expenses	5,763	233	656	—	6,652
Eliminations	(1,954)	(20)	(243)	—	(2,217)

	3,809	213	413	—	4,435

Depreciation and amortization	6,239	3	24	—	6,266

Operating cost and expenses	10,048	216	437	—	10,701

Operating (loss) profit	(5,327)	341	1,036	—	(3,950)

Interest expense					(4,333)
Interest income					103
Net foreign exchange gain					(123)

Loss before income taxes and minority interest					(8,303)

Income taxes					311
Minority interest					140

Consolidated net loss					$(8,754)

Capital expenditures	$814	$—	$714	$—	$1,528

Total assets	$494,301	$1,524	$12,221	$18	$508,064

Predecessor Registrant

	January 1, 2006 through November 30, 2006
	Satellite Services	Alterna’TV	Total

Operating revenues	$82,323	$6,019	$88,342

Costs and expenses	44,574	2,592	47,166
Depreciation and amortization	51,778	2	51,780

Operating cost and expenses	96,352	2,594	98,946

Operating (loss) profit	(14,029)	3,425	(10,604)

Reorganization expenses			(33,447)
Interest expense			(19,152)
Interest income			2,711
Net foreign exchange gain			5,690

Preferred stock dividend requirement			(1,130)
Deferred income taxes			18,726

Consolidated net loss			$74,658

Capital expenditures	$45,884	$—	$45,884

Total assets	$881,648	$1,498	$883,146

	For the Year Ended December 31, 2005
	Satellite Services	Alterna’TV	Total

Operating Revenues	$66,046	$3,826	$69,872

Costs and expenses	31,490	1,578	33,068
Depreciation and amortization	47,925	2	47,927

Operating cost and expenses	79,415	1,580	80,995

Operating (loss) profit	(13,369)	2,246	(11,123)

Reorganization expenses			(7,666)
Interest expense			(48,375)
Interest income			2,315
Net foreign exchange loss			(5,722)
Preferred stock dividend requirement			(1,507)
Deferred income taxes			238

Consolidated net loss			$(72,316)

Capital expenditures	$8,335	$2	$8,337

Total assets	$923,995	$1,276	$925,271

The following table presents the revenues by country based on customer location for the year ended December 31, 2007, for the periods from December 1, 2006 to December 31, 2006 and January 1 to November 30, 2006 and for the year ended December 31, 2005:

	Successor Registrant		Predecessor Registrant
		December 1 to	January 1 to
		December 31,	November 30,
	2007	2006	2006	2005

United States of America	$47,558	$3,508	$55,761	$34,692
Mexico	42,333	2,324	24,079	29,315
Central and South America	12,310	919	8,502	5,865

	$102,201	$6,751	$88,342	$69,872

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Schedule of Valuation and Qualifying Accounts
Thousands of dollars

		Additional
	Balance at	Charged			Balance at
	Beginning of	(Credited) to			End of
	Period	Expenses	Deductions		Period

Allowance for doubtful accounts

Successor Registrant
Year ended December 31, 2007	$1	$398	$—		$399
December 1 to December 31, 2006	1	—	—		1

Predecessor Registrant
January 1 to November 30, 2006	107	38	144	(1)	1
Year ended December 31, 2005	563	104	560	(1)	107

Allowance for due from related party accounts

Successor Registrant
Year ended December 31, 2007	$—	$—	$—		$—
December 1 to December 30, 2006	—	—	—		—

Predecessor Registrant
January 1 to November 30, 2006	3,500	(3,500)	—		—
Year ended December 31, 2005	922	2,578	—		3,500

Valuation allowance on deferred income taxes

Successor Registrant
Year ended December 31, 2007	$188,092	$19,882	$—		$207,974
December 1 to December 31, 2006	183,671	4,421	—		188,092

Predecessor Registrant
January 1 to November 30, 2006	88,762	94,909	—		183,671
Year ended December 31, 2005	75,519	13,243	—		88,762

(1)	Write-offs of uncollectible accounts.

EXHIBIT INDEX

Exhibit No.	Description

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer.*

12.2	Section 302 Certification of Guillermo Reyes Bustamante, Acting Chief Financial Officer.*

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer.*

13.2	Section 906 Certification of Guillermo Reyes Bustamante, Acting Chief Financial Officer.*

*	Filed herewith.