Form 20-F
period 2008-12-31
SATELITES MEXICANOS SA DE CV
filed 2009-06-29
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Avenida Paseo de la Reforma 222 Pisos 20 y 21
Colonia Juárez
06600 Mexico, D.F.
Mexico
(52) 55-2629-5800
Jurisdiction of incorporation: Mexico
Securities for which there is a reporting obligation pursuant to Section 15 (d)
of the Act: not applicable.
The number of outstanding shares of capital stock as of December 31, 2008 was:
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
Yes ☑       No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards	Other ☐
as issued buy the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐       Item 18 ☐
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
Yes ☑       No ☐

Page

PART I

ITEM 3. Key Information [3]

ITEM 4. Information on the Company [18]

ITEM 4A. Unresolved Staff Comments [40]

ITEM 5. Operating and Financial Review and Prospects [41]

ITEM 6. Directors, Senior Management and Employees [57]

ITEM 7. Major Shareholders and Related Party Transactions [64]

ITEM 8. Financial Information [65]

ITEM 9. Markets [66]

ITEM 10. Additional Information [66]

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk [68]

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies [69]

ITEM 14. Material Modifications to the Rights of Security Holders [69]

ITEM 15T. Controls and Procedures [69]

ITEM 16A. Audit Committee Financial Expert [70]

ITEM 16B. Code of Conduct [70]

ITEM 16C. Principal Accountant Fees and Services [70]

PART III

ITEM 18. Financial Statements [71]

ITEM 19. Exhibits [71]

Exhibit 2.23
Exhibit 2.24
Exhibit 2.25
Exhibit 2.26
Exhibit 2.27
Exhibit 2.28
Exhibit 2.29
Exhibit 2.30
Exhibit 2.31
Exhibit 2.32
Exhibit 2.33
Exhibit 2.34
Exhibit 2.35
Exhibit 2.36
Exhibit 4.12
Exhibit 4.13
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
All other items have been omitted because they are not applicable or are not required

PART I
ITEM 3. Key Information
SELECTED FINANCIAL DATA
The following table presents selected historical financial information for Satélites Mexicanos, S.A. de C.V. and its subsidiaries (“we,” “us” or the “Company” or “Satmex”) for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (each relating to the Successor Registrant), and for the period from January 1 to November 30, 2006 and for the years ended December 31, 2005 and 2004 (each relating to the Predecessor Registrant). The information was derived from our audited financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S.”) or “U.S. GAAP”. The following information should be read together with, and is qualified in its entirety by reference to, “Factors Relating to Satmex,” “Factors Relating to Regulatory Environment,” “Factors Relating to Mexico,” “Operating and Financial Review and Prospects,” and our financial statements, and the related notes thereto, included elsewhere herein.
Satmex adopted fresh-start reporting (“fresh-start reporting”), pursuant to the American Institute of Certified Public Accountants Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”), as of November 30, 2006. Accordingly, our consolidated financial information disclosed under the heading “Successor Registrant”, for the years ended December 31, 2008 and 2007 and for the period from December 1 to December 31, 2006, is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant,” for the period from January 1 to November 30, 2006 and prior years.

	Successor Registrant			Predecessor Registrant
	Years Ended		December 1 to	January 1 to	Years Ended
	December 31,		December 31,	November 30,	December 31,
	2008	2007	2006	2006	2005	2004
	(Amount in millions of U.S. dollars)
Statement of Operations Data:
Revenue	$114.7	$102.2	$6.8	$88.3	$69.9	$71.7
Operating income (loss)	20.3	(5.9)	(3.9)	(10.6)	(11.1)	(5.4)
Loss before income taxes	(28.5)	(55.8)	(8.3)	(54.8)	(70.6)	(58.9)
Income tax (expense) benefit	(6.8)	(0.9)	(0.3)	(18.7)	(0.2)	4.4
Net loss	(35.6)	(57.5)	(8.7)	(73.5)	(70.8)	(54.5)
Net loss applicable to common shareholders(1)	(35.6)	(57.5)	(8.7)	(74.7)	(72.3)	(56.0)
Other Data:
Depreciation and amortization	$59.8	$53.1	$6.2	$51.8	$47.9	$48.1
Capital expenditures	6.5	2.4	1.5	45.9	8.3	1.4
Balance Sheet Data (at end of period):
Total assets	$445.5	$470.2	$508.1	$883.1	$925.3	$953.4
Current maturities of long-term debt (excluding accrued interest)	—	—	—	527.7	527.7	523.4
Long-term debt	406.3	393.2	378.2	—	—	—
Shareholders’ (deficit) equity	(55.1)	(19.4)	38.0	102.7	178.6	249.4

(1)	Net loss applicable to common shareholders comprises our net loss for the period less our preferred stock dividend. This information only applies for “Predecessor Registrant”.

EXCHANGE RATES
The noon buying rate published by the Federal Reserve Bank of New York for the purchase and sale of U.S. dollars, expressed in Mexican pesos per dollar, was 13.3187 on June 25, 2009.
CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS
This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below. We undertake no obligation to update any forward-looking statement.
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
As a result of our concurso mercantil, a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico (the “LCM”) and the consummation of the Plan of Reorganization, we are operating our business under a new capital structure, we extinguished our old floating rate notes and fixed rate notes, we issued new floating rate notes (the “First Priority Notes”) and fixed rate notes (the “Second Priority Notes”, and, together with the First Priority Notes, the “Notes”) and commenced the accrual of interest on the new fixed rate notes, among other changes. In addition, in connection with our Plan of Reorganization, we granted Loral Space and Communications Corporation (“Loral”) an usufructo (a Mexican law concept that grants another person the right to use and enjoy another person’s property) over four of our transponders on Satmex 6 and three of our transponders on Satmex 5 and recognized significant revenues and expenses associated with the grant. Furthermore, pursuant to the terms of the Plan of Reorganization, we acquired a 75% interest in Enlaces Integra, S. de R.L. de C.V. (“Enlaces”), our value-added broadband over satellite services subsidiary. The results of operations of Enlaces have been consolidated with our results of operations beginning December 1, 2006. Accordingly, our financial condition and results of operations after November 30, 2006 are not comparable to the financial condition or results of operations of our prior years reflected in the historical financial statements contained in this annual report on Form 20-F. See “Selected Financial Data.”
We have a history of significant net operating losses and we may not be able to improve successfully our performance or obtain profitability.
We incurred consolidated net losses applicable to common shareholders of approximately $35.6 million, $57.5 million, and $83.4 million during fiscal years 2008, 2007, and 2006, respectively. Our ability to improve our performance and obtain profitability is dependent on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities, refinance our existing debt and construct Satmex 7, a high-power replacement for Solidaridad 2 in orbital slot 114.9° W.L. Our failure to improve our performance or obtain profitability could have a material adverse effect on our business, results of operations or financial condition, and could adversely affect our ability to make payments on our debt obligations.

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.
In our view, exclusions could make our current and future satellite insurance policies ineffective or the costs of coverage make such insurance impractical. A partial or complete failure of a revenue-producing satellite, whether insured or not, could have a material adverse effect on our business, financial condition and results of operations. Insurance policies on Satmex 6 and Satmex 5 include customary exclusions, such as: military or similar actions; anti-satellite devices; governmental actions; nuclear reaction or radiation contamination; willful or intentional acts of us or our contractors; loss of income, indirect and consequential damages; and third-party claims against us.
In accordance with the Indenture, the orbit insurance for Solidaridad 2 was not renewed.
Our ability to obtain additional financing and to refinance the notes in the future may be limited.
In the future, we are likely to require additional financing to service or refinance our indebtedness, fund our operations and/or invest in the growth of our business. Our existing indentures severely restrict our ability to incur additional debt. Among other things, we likely will need to seek financing in connection with the construction of Satmex 7. We may not be able to access financing on terms acceptable to us and permitted by our existing indentures, if at all. In addition, we are highly leveraged. Our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico and the other countries where our customers are located, the state of the global telecommunications industry and financial, business, regulatory and other factors. Many of these factors are largely beyond our control.
We have incurred significant indebtedness to acquire and launch our satellites, including secured indebtedness, which may limit our cash flow for capital expenditures and other expenses.
We have a significant amount of debt and, subject to applicable restrictions in our debt instruments, may incur additional debt in the future. As of December 31, 2008 we had total long-term debt of approximately $406.3 million, and a deficiency of earnings to cover depreciation and amortization fixed charges which for the year ended December 31, 2008 were approximately $59.8 million.
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
Under the terms of the indentures governing the First Priority Notes and the Second Priority Notes, subject to certain conditions, upon a change of control we must offer to redeem the First Priority Notes and the Second Priority Notes and pay premium, accrued interest, and additional amounts, if any, on the notes, in each case to the date of purchase. After our restructuring, a technical committee representing our shareholders actively pursued the sale of our debt and equity; however, the sale was suspended in June 2007. If the sale process is resumed and there is a change of control pursuant to such sale process or for any other reason, we may not have sufficient funds available to make payments under our First Priority Notes and our Second Priority Notes to enable us to redeem all of such Notes sought to be sold by holders.
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
Additional external factors may impede the Company to redeem our First Priority Notes and our Second Priority Notes.

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
•
merge or consolidate with any other person or enter into a change of control transaction (see “We may not have sufficient funds available to redeem our First Priority Notes and Second Priority Notes upon a change of control”);

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
Furthermore, the indentures require us to, among other things; provide annual audited financial statements, with an unqualified opinion from our independent auditors. See “Liquidity and Capital Resources” for additional details on our debt covenants and future liquidity. Our ability to comply with these provisions may be affected by events beyond our control, and we need to refinance existing debt if we are unable to obtain the flexibility needed to execute our business plan by way of consent solicitations to our existing creditors.
Investors in the Notes may not be able to find a purchaser should they need to dispose of their investment prior to maturity.
The First Priority Notes and Second Priority Notes are not registered under the Securities Act or any state or other securities laws. Holders of the First Priority Notes and Second Priority Notes have no right to demand that we register the First Priority Notes and Second Priority Notes for resale under applicable securities laws or conduct a registered exchange offer for the First Priority Notes and Second Priority Notes, and we do not intend to do so. Consequently, the First Priority Notes and Second Priority Notes are subject to restrictions on transfer. The liquidity of the trading market in the First Priority Notes and Second Priority Notes, and the market prices quoted for the First Priority Notes and Second Priority Notes, may be adversely affected by changes in the overall market for high-yield securities generally or the interest of securities dealers in making a market in the First Priority Notes and Second Priority Notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. No market for the First Priority Notes and Second Priority Notes currently exists, and there can be no assurance that such a market will develop, or if developed, that it will continue to exist.

Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies.
Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. We currently expect that the majority of our liquidity requirements in 2009, including requirements relating to the construction of Satmex 7, will be satisfied by cash generated from our operations and from financing. However, if we are unable to obtain additional funds through external financing, we may be prevented from fully implementing our business strategy.
Long-term disruptions in the capital and credit markets as a result of uncertainty due to the current global recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. Recent financial market disruptions have made it more difficult for us to raise additional capital or refinance debt, and may continue to impact our ability to raise capital or refinance debt on acceptable terms or at all. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating other discretionary uses of cash.
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
In the past, we lost a satellite in orbit. More recently, our Solidaridad 2, Satmex 5 and Satmex 6 satellites have experienced temporary anomalies, and in certain cases are currently operating using back-up components because of the failure of their primary components. If the back-up components fail, however, and Satmex is unable to restore redundancy, these satellites could lose capacity or be total losses. Any single anomaly or series of anomalies or other failure could cause our revenues, cash flows and backlog to decline materially, could require us to recognize an impairment loss and could require Satmex to replace one or more of its satellites, materially affecting its profitability and increasing its financing needs. It could also result in a customer terminating its contract for service on the affected satellite, and could require Satmex to repay prepayments made by customers of the affected satellite. If the affected satellite involves one of Satmex’s major customers, there could be a material adverse effect on our operations, prospects, results and financial condition, which in turn would adversely affect us.

See “Item 4. Information on the Company — Our Satellites” for additional details on our satellites.
If we are unable to finance, build and successfully launch our proposed Satmex 7 satellite our ability to grow our business will be materially and adversely affected.
Our Satmex 5 and Satmex 6 satellites are nearly fully contracted. Therefore, in order for us to increase our fixed satellite services revenue we will need to either increase the fees we charge our customers or obtain additional satellite capacity, most likely through the design, construction and launch of a new satellite, Satmex 7. We may not be able to build and launch Satmex 7 if we are unable to obtain funding, if we determine it is not economical to proceed with the launch or if there is a failure, regardless of whether the loss is insured. Under our existing indentures, we are not permitted to incur debt financing to fund the cost of Satmex 7, except on a subordinated unsecured basis and only if our leverage ratio (as defined) on a pro forma basis does not exceed 7 to 1 after giving effect to the financing. We do not believe that subordinated financing is currently available to fund Satmex 7 and such financing may not become available in the future. If we are unable to finance, build and successfully launch Satmex 7, our ability to grow our business will be materially and adversely affected and we will likely not be able to meet our business plan. As a result, we could have difficulty making the scheduled interest payments on the Notes, if we do not obtain other sources of income growth. In addition to the decrease in income, if we are unable to replace Solidaridad 2 with Satmex 7 or another satellite, we could lose the 114.9° W.L. orbital slot.
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
We currently have in-orbit insurance for our Satmex 5 and Satmex 6 satellites, however, any insurance proceeds received in connection with a partial or total loss of Satmex 5 or Satmex 6 may not be sufficient to cover the replacement cost for such satellite. In addition, this insurance will not protect us against all potential losses due to market specified exclusions, deductibles and material change limitations, and we may find it difficult to insure against certain risks, including a partial degradation of satellite functionality. There is no assurance that we will be able to renew this insurance on reasonable terms and conditions, if at all.
We renewed our in-orbit insurance for Satmex 5 for a period of one year, expiring on December 5, 2009, based on prevailing market terms and conditions. Satmex 5’s insurance coverage is $90 million and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 5.
The Satmex 6 in-orbit insurance policy was renewed in May 2008 for one year and its term has been extended for an additional six month period in order to match Satmex 5’s insurance policy expiration date of December 5, 2009. Satmex 6’s insurance coverage of $288 million is based on prevailing market terms and conditions and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6.
As is customary, both our policies exclude coverage for the XIPS and any related systems as well as anomalies with the same telemetry signature as the Satmex 5 anomaly that occurred on October 13, 2004 and the Satmex 5 transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system. Insurance policies on Satmex 5 and Satmex 6 include other customary exclusions, including: military or similar actions; anti-satellite devices; governmental actions; nuclear reaction or radiation contamination; willful or intentional acts of us or our contractors; loss of income, indirect and consequential damages; and third-party claims against us.

Since the geostationary end of life of the Solidaridad 2 satellite was expected to occur in 2008, our Board of Directors resolved on November 27, 2006, in accordance with the Indentures, not to renew the in-orbit insurance for the Solidaridad 2 satellite since a potential uninsured loss of this satellite would not have a significant effect on our results of operations and financial condition since most clients of Solidaridad 2 have already been migrated to Satmex 6.
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
Our revenues and profitability may be adversely affected by the current global financial downturn, and negative global economic conditions may have a material adverse effect on our customers and suppliers.
Worldwide economic conditions have recently deteriorated, significantly affecting the global financial markets, and have caused significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions in equity and currency values in financial markets and extreme volatility in credit, equity and fixed income markets and general economic uncertainty. Continuing adverse global economic conditions may have a materially adverse effect on us due to potential insolvency of suppliers and customers. If global economic conditions remain uncertain or deteriorate further, we may experience a material adverse affect on our business, operating results and financial condition. These potential effects of the current financial situation are difficult to forecast and mitigate. Similarly, any financial effects of the potential swine flu epidemic in Mexico and abroad are equally difficult to forecast and mitigate.
A small number of customers account for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.
Our ten largest customers in 2008 represented approximately 55% of our total revenues. In addition, approximately 84% of our fixed satellite services revenues in 2008 were derived from our ten principal customers. Our largest customer is Hughes Network Systems, LLC (“HNS”), which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 23% and 26% of our total revenue in 2008 and 2007, respectively. The Satmex 5 space segment contract with HNS was successfully renewed in August 2008, and has a minimum total value of $30.4 million. The agreement with HNS covering Satmex 6 capacity will expire in the fourth quarter of 2009, and the Company has begun negotiating its renewal.
Other large customers include Teléfonos de México, S.A.B. de C.V. (“Telmex”), Productora y Comercializadora de Televisión, S.A. de C.V. (“PCTV”) and Telmex Perú, S.A (“Telmex Perú”). Revenue from governmental entities represented 4% of our total revenues in 2008 and 5% of our total revenues in 2007. Revenue from DirecTV Inc. (“DirecTV”) and Comcast Cable Communications (“Comcast”) represented 51% and 24% for 2008, and 68% and 13% for 2007, respectively, of Alterna’TV’s (our programming distribution services division) revenue. Approximately 53 % and 44 % of the revenues of Enlaces for 2008 and 2007, respectively, were derived from two customers. Revenues from Enlaces and Alterna’TV represent 11.6% and 7.1% of the total revenues of Satmex for 2008, respectively. If significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.
We operate in a competitive environment.
We continue to face competition from satellite operators in markets such as the U.S., Mexico and Latin America. Intelsat, Ltd. (“Intelsat”) (including its wholly-owned subsidiary PanAmSat Corporation (“PanAmSat”)), has more than 50 satellites, of which more than 30 serve the Americas market. SES, S.A. (“SES”) has a fleet of 40 satellites, of which more than 20 totally or partially serve the Americas. Other competitors include Telesat Canada (“Telesat”), Grupo Hispasat, S.A. (“Hispasat”), Hispamar Satélites S.A. (“Hispamar”), and Star One S.A. (“Star One”), owned by Empresa Brasileira de Telecomunicações S.A. (“Embratel”).
We also face competition from land-based telecommunications services. Fiber optic service providers can generally provide services at a lower cost than we can for point-to-point applications.

Enlaces and Alterna’TV (our programming distribution services division) also operate in highly competitive environments. Alterna’TV faces competition from large media companies such as News Corporation, Discovery Communications, Inc., Viacom, Inc., NBC Universal, Inc. and Univision Communications, Inc., and from niche channels that target very specific Hispanic communities in the U.S. such as Sur Corporation. Enlaces, the leading broadband services provider in Mexico, faces competition for government business from Libros Foráneos, S.A. de C.V. (d.b.a “Globalsat”) and Pegaso Telecomunicaciones S.A. de C.V. (“Pegaso”), which are in partnership with Intelsat for the provision of satellite capacity. In the corporate market, Enlaces faces competition from terrestrial network services providers such as Telmex, Axtel, S.A.B. de C.V. (“Axtel”) and Servicios Alestra, S.A. de C.V. (d.b.a. “AT&T”) and, to a lesser extent, from companies such as Comsat México, S.A. de C.V. (“Comsat”), Pegaso, and Globalsat, which offer similar services but focus primarily on small office/home office (“SOHO”) markets. Telmex and Comsat both lease satellite capacity from us. Enlaces also faces competition from terrestrial connectivity technologies, including more recently general packet radio service (“GPRS”). Enlaces maintains its role as a major market participant by offering competitive prices, broader coverage in Mexico and Latin America (as compared with its main competitors, Globalsat and Pegaso) and value-added services (i.e., video multicast and content delivery, among others).
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
The Mexican government, as beneficiary of the economic rights of Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”) and, as a major shareholder, may pursue in the future certain of its macroeconomic and social objectives through us. In addition, the Mexican government may exercise influence in respect of 55% of our series A shares. As a result, we may engage in activities that give preference to the objectives of the Mexican government rather than to our own economic and business objectives. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.
Our future success depends on our ability to maintain a strong management team, retain our key employees and adapt to technological changes.
We are dependent on the services of our senior management team and our technical and commercial experts and specialists to remain competitive in the satellite service industry. Any losses of key members of our management team would have an adverse effect on us until qualified replacements are found. As the leading satellite operator in Mexico, we may not be able to quickly replace such individuals with persons of equal experience and capabilities. We recently filled the general counsel vacancy; however, the internal audit function is managed through an outsourcing service. In addition, in the satellite industry, commercial, financial, regulatory, legal, and technical expertise depends, to a significant extent, on the work of highly qualified employees. The market for experienced satellite services company managers is competitive. Demand for executive, managerial and skilled personnel in our industry is intense and properly qualified human resources are scarce. We expect to devote significant efforts to retain our key senior executives, managers and qualified employees but we may not be successful in retaining our existing senior management and specialized employees or filling new positions or vacancies to properly operate our satellites and market our services.
Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings for which our ability to compete is limited by our lack of funds.
The telecommunications industry is continuously subject to rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on the basis of cost, quality or functionality. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. We may not have sufficient funds or it may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. We cannot advise you as to the nature and extent of the potential impact on us of a technological change on our operations.

You may not be able to effect service of process in the U.S. upon our officers or our Mexican directors.
We are a Mexican company and most of our directors and all of our officers reside in Mexico, and most of our assets are located outside the U.S. As a result, it is highly likely that you will be unable to effect service of process on our Mexican directors or our officers outside the U.S., and as a result, may only be able to effect service of process on individuals in the U.S. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or our officers outside of Mexico. The ability to enforce liabilities based solely on U.S. federal securities laws against such persons is questionable in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts.
The recent enactment of the Ley del Impuesto Empresarial a Tasa Única increases our tax burden and could affect our operations.
On January 1, 2008, the Impuesto Empresarial a Tasa Única or Business Flat Tax (“IETU”) law went into effect. The IETU law amends various Mexican federal tax provisions on production and services, including the law of the Value Added Tax; establishes a labor subsidy, and introduces a flat tax, which replaces Mexico’s asset tax and will apply to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% of an income determined based on a company’s cash flow (although transitional rates of 16.5% and 17% are applicable to the tax years 2008 and 2009, respectively).
Although the flat tax is defined as a minimum tax, it has a wider taxable base, as many of the tax deductions allowed for income tax purposes are disallowed or are limited for purposes of the flat tax. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. Satmex, on the one hand, and the subsidiaries Enlaces, SMVS Administración, S. de R.L. de C.V. (“SMVS Administración”), SMVS Servicios Técnicos, S. de R.L. de C.V. (“SMVS Servicios Técnicos”) and HPS Corporativo, S. de R.L. de C.V. (“HPS Corporativo”), on the other hand, have submitted an amparo writ against the IETU law to minimize the Company’s tax burden. A hearing before the Seventh District Court of Mexico City took place on December 22, 2008 and we are awaiting the court’s decision. We cannot assure you that the outcome of such amparo will be determined in our favor, and if resolved against us, our tax burden will increase and may negatively affect our operations.
Under certain circumstances, federal and state laws may allow courts to avoid guarantees and liens securing the notes and require holders of the notes to return any payments they receive from the guarantors.
Under the federal Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a court could avoid guarantees of or liens securing the notes or subordinate claims in respect of the guarantees to all of the guarantors’ other debts if, among other things, any guarantor, at the time it incurred the indebtedness evidenced by its guarantee or granted such liens:
•
received less than reasonably equivalent value or fair consideration for the incurrence of indebtedness under its guarantee or the grant of such lien and was insolvent or rendered insolvent by reason of the incurrence;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or
•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they became due.

Under any of these circumstances, a court could avoid any guarantee or lien securing the notes, or require holders of the notes to return payments received from guarantors. The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;
•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.
Additionally, there is a risk of a preferential transfer if a new subsidiary becomes a guarantor and declares bankruptcy or its creditors force it to declare bankruptcy within 90 days after it provides its guarantee.
We believe that none of the guarantors was insolvent when it gave its guarantee, had unreasonably small capital for the business in which it is engaged or had incurred debts beyond its ability to pay debts as they mature. However, we cannot assure you that a court making these determinations would agree with these conclusions.
Rights of holders of the Notes in the collateral may be adversely affected by a concurso mercantil.
In a concurso mercantil, a secured creditor, such as the trustee for the notes, is prohibited from repossessing collateral from a debtor, or from disposing of collateral repossessed from a debtor, without court approval. Moreover, during the reorganization phase of the concurso mercantil, Mexican law permits the debtor to continue to retain and use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments. In this case, the secured creditor is granted protection from the court through certain measures, including the appointment of a conciliador. During the reorganization phase, the court has broad discretionary powers to provide protection to creditors and may prohibit the debtor from making overdue payments; order the suspension of any foreclosure proceeding; prohibit any disposal, sale or transfer of any asset of the debtor; secure assets; order the judicial administration of the business; prohibit the transfer of assets or securities for the benefit of third parties; or order any other measure that the court may deem necessary to protect the creditors’ interests.
Under Mexican law, the assignment of the rights deriving from the Orbital Concessions to a buyer in a foreclosure sale requires the consent of Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”).
Any assignment of the rights and obligations deriving from the Orbital Concessions is required to be approved by the SCT. Although the Orbital Concessions have been granted as collateral, in the event of foreclosure, the assignee would need to comply with the requirements provided in the Telecommunications Law, and would also need to receive approval of the assignment from SCT.
Factors Relating to Regulatory Environment
Our business is regulated, causing uncertainty and additional costs.
Our business is regulated by the Mexican government. In addition, the services we provide in countries outside of Mexico are governed by regulations in those countries. We are required to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we require, thereby increasing our cost of doing business. Our Orbital Concessions (as defined below), granted by the Mexican government, require that we reserve 362.88 MHz in the C and Ku- bands of our satellites for use by the Mexican government free of charge. In the case of future satellites, the capacity reserved to the Mexican government will be defined by the SCT according to the law and regulations. Moreover, our concessions are subject to government regulations, which may modify the content of or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service, and pricing requirements on us, which would adversely affect our results of operations and financial condition.
In connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and from time to time obtain new regulatory approvals from various countries. Obtaining and maintaining these approvals can involve significant time and expense and we cannot assure you that we will be able to obtain and maintain such approvals.

Coordination results may adversely affect our ability to use a satellite at a given orbital slot for our proposed service or coverage area.
The use of satellite frequency spectrum internationally is subject to the rules and requirements of the International Telecommunication Union (the “ITU”). The Mexican government has coordinated the operations of our current satellites, pursuant to ITU requirements. Coordination of our satellites with other satellite systems is required by the ITU to help prevent harmful frequency interference from or into existing or planned satellite operations. If we are unable to coordinate our future satellites by specified deadlines, we may not be able to use a satellite at a given orbital slot for our proposed service or coverage area. The use of our current or future satellites may also be temporarily or permanently adversely affected if acceptable interference levels are exceeded due to the failure of adjacent satellite networks to conform to coordination agreements (e.g., due to operational errors associated with the transmissions to adjacent satellite networks).
If we do not maintain satellites in orbital slots we currently use, those orbital locations may become available for other satellite operators to use.
If we are unable to maintain satellites in the orbital slots that we currently use in a manner that satisfies the ITU or the Mexican government, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. Solidaridad 2 has been placed in inclined orbit for its remaining useful life. We intend to build another satellite, Satmex 7, and to place it in geostationary orbit in the orbital position currently held by Solidaridad 2. If we are unsuccessful in launching Satmex 7 and unable to replace Solidaridad 2 with another satellite, we could lose the 114.9° W.L. orbital slot. Upon the end of Solidaridad 2’s useful life, it is unclear how much time we will have to replace Solidaridad 2 with another satellite before losing the 114.9° orbital slot, as neither Mexican law nor the international radio regulations of the ITU provide sufficient guidance regarding such a situation. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place those satellites. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.
Our government concessions may be revoked under certain circumstances.
Our satellites are located in orbital slots allocated to Mexico. Our business is considered a “priority activity” by the Mexican Federal Constitution and, therefore, we are subject to the oversight and regulation of the Mexican government. The Mexican government has granted to us four concessions, three of which relate to our use of the orbital slots occupied by our satellites (the “Orbital Concessions”) (see Item 4, “Our Satellites”) and the fourth of which relates to our use of the land and buildings on which our satellite control centers are located (the “Property Concession” and, together with the Orbital Concessions, the “Concessions”) (see Item 4, “Satellite Control Centers and Property Concession” for additional detail). Our Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events. An Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;
•	we resign our rights under any such Orbital Concession;
•	the Mexican government, through the SCT), terminates such Orbital Concession through a proceeding called “Rescate”;
•	we become subject to liquidation (quiebra); or
•	the SCT revokes such Orbital Concession.
The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;
•	our taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	our failure to satisfy the terms or conditions set forth in the Orbital Concessions (including failure to deliver the free satellite capacity reserved for the Mexican government);
•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;
•	change of our nationality; or
•	our assignment, transfer or encumbrance of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us. Also, in this case, we would not be eligible to receive new telecommunication concessions or permits for a five-year period once the resolution of revocation becomes final and non-appealable.
Under our Property Concession, we are only required to use our Primary and Alternate Control Centers only to operate our satellites. Each of the Primary and Alternate Control Centers form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite services systems. The teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT.
The SCT also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate”. As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. It is unclear whether under the provisions set forth in the Ley General de Bienes Nacionales (the “General Law on National Assets”) in the event of a termination of the Orbital Concessions due to a Rescate we would be entitled to receive compensation with regard to the value of investments we have made in and improvements we have made to the facilities and equipment.
Pursuant to the terms of the Orbital Concessions, upon termination of the Orbital Concessions the orbital slots revert to the Mexican government. In addition, pursuant to the Federal Telecommunications Law of Mexico, ( the Ley Federal de Telecomunicaciones, as amended, or the “Telecommunications Law”), the Mexican government would have a preemptive right to purchase the facilities, equipment and other assets directly used by Satmex to provide services under the Orbital Concessions. Alternatively the Mexican government may lease these assets for up to five years at a rate determined by expert appraisers appointed by the SCT and Satmex, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.
The SCT may also effect a Requisa of the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, to internal peace or to the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us in an amount equal to our damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses would be determined by appraisers mutually appointed by us and the SCT and damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.
COFETEL and the SCT are preparing the auction of segment capacity in the 3.6 — 3.7 GHz frequency band in Mexico and the use of this capacity could interfere with our satellite transmissions, which could affect our operations.
As part of the 2007 World Conference on Radiocommunications, additional frequency bands are being designated for use by the International Mobile Telecommunications (IMT — Advance). The frequency bands under consideration include the 3.4 — 3.7 GHz segment which is used for fixed-satellite services worldwide. If the designees do not implement adequate systems to prevent interference, the use of this segment capacity could interfere with adjacent systems of the 3.7 - 4.2 GHz segment capacity, known as the C- frequency band, which we operate under our Orbital Concessions.

The Comisión Federal de Telecomunicaciones (“COFETEL”) and the SCT are preparing the auction of the 3.6 — 3.7 GHz frequency band for use in broadband wireless services or Worldwide Interoperability for Microwave Access (“WiMax”). If the winning bidders do not implement adequate systems to prevent interference, the use of this segment capacity could interfere with adjacent systems of the 3.7 — 4.2 GHz segment capacity, known as the C- frequency band, in which we operate under our Orbital Concessions.
Enlaces requires capacity on the Ku- band frequency in order to grow its business, which capacity may not be available to it on commercially reasonable terms.
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
Enlaces’ teleport operates from one facility, without a back-up. A natural disaster, such as an earthquake, could seriously disrupt operations. In addition, Enlaces operates only one antenna with no back-up system in place. A single point of failure to this antenna could seriously disrupt Enlaces’ operations. In 2008, Enlaces’ revenues represented 11.6% of the total revenues of the Company.
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
We had a material weakness in our internal control over financial reporting as of December 31, 2007. We corrected such material weakness in 2008, but our ability to accurately report our U.S. GAAP financial results on a timely basis depends on maintenance of the corrective measures that we implemented and on our ability to achieve and maintain an effective system of internal controls.
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

During 2008, we took the following actions to enhance our internal controls to correct the material weakness: (i) formalized the review and monitoring process related to expense accruals and labor obligations, and (ii) implemented additional controls to ensure all significant reviews in these areas are performed timely and accurately.;. If we are unable to maintain the corrective measures taken to remedy this material weakness, the material weakness could recur and could result in misstatements to our financial statements in the future.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. This report contains, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We may not be able to effectively and timely implement controls and procedures that adequately respond to Section 404 or other increased regulatory compliance and reporting requirements applicable to us. We cannot assure you that we will not discover further weaknesses or deficiencies as we continue to develop these procedures, and in fact our management discovered a material weakness in our internal controls over financial reporting as of December 31, 2008. Any failure to implement and maintain effective controls over our financial reporting, or difficulties encountered in the implementation of these controls, could result in a material misstatement in the annual or interim financial statements that could cause us to fail to meet our reporting obligations under applicable securities laws.
If SCT does not approve Enlaces’ Teleport operation in the Primary Control Center, our financial performance could be materially and adversely affected.
A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT. Several meetings with SCT, COFETEL, Enlaces, and the Company have taken place, but no official response has been received as of the date hereof. A relocation of Enlaces’s teleport may be required if the Mexican authorities deny our request.
In the unlikely event that the mentioned request is denied, the relocation of Enlaces’ facilities will require a significant amount of time to be executed (around 9 months), and will require the establishment of an infrastructure investment to allow the migration of services minimizing interruptions. In a budgetary and conservative scenario, the investment for migration could be up to $6.8 million.
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
Mexico has historically experienced uneven periods of economic growth and inflation. As the Mexican economy is in recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected.
For the years ended December 31, 2008 and 2007, approximately 37% and 42% respectively, of our total revenue was from billings to Mexican customers. As a result, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, or economic developments in or affecting Mexico, could generally adversely affect the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses.

Political Events in Mexico Could affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations.
Federal Congressional elections in Mexico will be held on July 5, 2009. In the past elections, the Mexican Congress was not controlled by any specific political party. In these elections, significant changes may occur in laws, public policy and governmental programs which could have a material adverse effect on the Mexican economic and political situation, which in turn may be adversely affect our business, financial condition and results of operations.
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
In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos, an obligation in a currency other than Mexican currency, payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under our First Priority Notes and our Second Priority Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting pesos to U.S. dollars.
ITEM 4. Information on the Company
General Description
Our legal name is Satélites Mexicanos, S.A. de C.V. and our commercial name is “Satmex”. We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable. Our principal executive offices are located at Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600, Mexico City, Mexico. Our telephone number is (52) 55-2629-5800.
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
When we were privatized, the Mexican government granted us four Concessions. Our three Orbital Concessions currently allow us to operate our satellites in Mexico’s orbital slots at 113.0° W.L., 114.9° W.L. (formerly 109.2° W.L.) and 116.8° W.L. Our Property Concession allows us to base our ground station equipment within the telecommunications facilities that belong to the Mexican government. Among the assets we acquired from the Mexican government upon our privatization were two satellites in commercial operation, Solidaridad 1 and Solidaridad 2, which were launched in 1993 and 1994, respectively, and Morelos II, which had been launched in 1985 and was not available for commercial use. At that time, a new satellite, later named Satmex 5, was in construction. Satmex 5, which was launched in December 1998, had higher power levels and a broader footprint than Solidaridad 1 or Solidaridad 2. Using Satmex 5, which has hemispherical coverage in both C- and Ku- bands, we were able to offer satellite service to most of the Americas.
Satmex 6 was successfully launched on May 27, 2006. It was initially launched into the 114.9° W.L. orbital position and, on July 1, 2006 completed its drift to its permanent orbital position at 113.0° W.L. Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It has hemispherical coverage in both C- and Ku-bands, and covers parts of Canada, all the 48 continental states of the U.S., Hawaii, the Caribbean, and all Latin American countries other than the easternmost region of Brazil.

The consolidated financial statements include the figures of Satélites Mexicanos, S. A. de C. V. and its subsidiaries.
The activities of the entities in the consolidated group are described below:
Enlaces Integra, S. de R. L. de C. V. (“Enlaces”), a 75% owned subsidiary, was acquired on November 30, 2006. Its main activity is the installation, operation, control and exploitation of public networks of telecommunications in Mexico.
HPS Corporativo S. de R. L. de C.V. (“HPS”), a 99.97% owned subsidiary, of Enlaces was incorporated on December 20, 2007. It is engaged in providing administrative services exclusively to Enlaces.
SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V., 99.97% owned subsidiaries, were incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.
Alterna’TV Corporation (“Alterna’TV Corp”), a 100% owned subsidiary, was incorporated on December 19, 2008, as a vehicle to contract the procurement of Satmex 7 satellite with a third party.
Alterna’TV International Corporation (“Alterna’TV International”), a 100% owned subsidiary, was incorporated on May 21, 2009, with principal place of business in Coral Gables, Florida, to carry on the operations of our business of programming and distribution services.
2006 Restructuring
In 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor. The satellite was insured and we received an insurance payment of $235.3 million, which was used to service debt and to invest in Satmex 6. In addition, early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, due to cash shortfalls from our operating activities, in 2004 and 2005 we were unable to pay the interest and principal due on our indebtedness.
In an effort to restructure our outstanding indebtedness, in June 2005 we filed a petition for a concurso mercantil. In 2006 we entered into a court-approved comprehensive restructuring agreement (the “Concurso Agreement”) with the holders of a majority of our debt. Our majority shareholders at that time also signed the restructuring agreement. The Concurso Agreement, setting forth the terms and framework of our agreed-upon restructuring, provided that the final implementation of our restructuring would be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by us under chapter 11 of title 11 of the U.S. Bankruptcy Code. The order approving the Concurso Agreement became final on August 1, 2006, and the concurso mercantil proceeding was completed on that date.
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
Our Satellites
We hold Orbital Concessions from the Mexican government to occupy the following orbital slots: 113.0° W.L., 114.9° W.L, and 116.8° W.L. Our Satmex 5 and Satmex 6 satellites are in geostationary orbit at 116.8° W.L. and 113.0° W.L., respectively. Since March 1, 2008, our satellite Solidaridad 2 has been operating in inclined orbit at 114.9° W.L. and we are in negotiations with the Mexican government to lease Solidaridad 2. We intend to build another satellite, Satmex 7, and to place it in geostationary orbit in the orbital position currently held by Solidaridad 2.

Including Satmex 5 and Satmex 6, we have 108 36MHz transponder-equivalents operating in the C- and Ku- bands with an aggregate footprint covering substantially all of the continental U.S., the Caribbean, and Latin America, other than the easternmost region of Brazil. We have landing rights to provide satellite services in Mexico, the U.S., Canada, and 43 other nations and territories in the western hemisphere. Our broadcasting, telecommunications services and broadband customers include domestic and international firms and governmental agencies.
Our satellites are adjacent to each other and work at 1.9° of separation. Other satellites adjacent to our satellites are also working at 1.9° of separation, therefore, international coordination is necessary and it is important that our clients’ infrastructure complies with international regulations in order to avoid adjacent satellite interference.
As of June 1, 2009, our Satmex 5 and Satmex 6 satellites had remaining estimated operating lives of 4.6 and 12.1 years, respectively, and our Solidaridad 2 satellite, currently operating in inclined orbit, had a remaining estimated operating life of 4.0 years.
Solidaridad 2
Solidaridad 2 was launched on October 7, 1994. As of April 1, 2009, the Solidaridad 2 satellite had an estimated remaining life of 4.2 years in inclined orbit and is currently operating satisfactorily.
During 2007, thirty eight customers were migrated from Solidaridad 2 to Satmex 5 and Satmex 6. The migration process was completed in March 2008 when three remaining customers were moved to Satmex 5 and Satmex 6. A BS 601 model satellite, Solidaridad 2 has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents), 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents) and one L band transponder which belongs to an agency of the Mexican government.
On July 3, 2007, during a station-keeping maneuver, Solidaridad 2 experienced a pointing anomaly that temporarily affected its service. Contingency procedures were executed immediately and services were restored the same day. The cause of the anomaly was a torque imbalance resulting from typical late-life propellant behavior. Since then, Solidaridad 2 has operated in “open loop” operations mode. Based on observed data from maneuvers executed in open loop mode, such maneuvers have underperformed as compared to maneuvers executed in normal mode.
On January 27, 2008, Solidaridad 2 experienced a loss of earth-pointing capability. Services were restored the same day. There was no damage to Solidaridad 2 and all units showed normal performance. The cause of this anomaly was an external torque, possibly due to a collision with a micrometeorite.
Solidaridad 2 was placed in inclined orbit operations on March 1, 2008. When a satellite is moved into inclined orbit operations, it no longer needs to perform inclination maneuvers, thereby significantly reducing its fuel consumption and extending its life. While inclined orbit typically can affect antenna coverage areas, and thereby negatively affect customer services, because currently Solidaridad 2 provides solely L-band service, it does not experience such problems. Solidaridad 2 was placed in inclined orbit to continue to provide the L-band service to Mexican national security institutions.
We are in negotiations with the Mexican government to lease Solidaridad 2. If we are successful in those negotiations, we would be able to obtain additional value from Solidaridad 2. We cannot assure you that we will be able to reach an agreement with the Mexican government regarding a lease of Solidaridad 2.
Satmex 5
Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital position. Satmex 5, a BS 601 HP satellite, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of April 1, 2009, the Satmex 5 satellite had an estimated operating life of approximately 4.8 years. It is currently operating satisfactorily.

Satmex 5 was manufactured by Boeing, has a footprint extending from substantially all of the 48 continental states of the U.S. to Argentina and Chile. Major Latin American countries covered by the Satmex 5 footprint include Mexico, part of Brazil, Argentina, Uruguay, Venezuela, Peru, Chile and Colombia as well as various other countries and territories of Latin America. The Satmex 5 footprint also covers the entire U.S. including its major cities such as Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco and Washington, D.C.
Our Satmex 5 satellite was launched with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. Satmex 5 is also equipped with a redundant, independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Should both the primary and secondary XIPS fail, we currently estimate that the back- up chemical propulsion system of Satmex 5 would provide, as of June 1, 2009, up to 2.9 (plus or minus 0.3) years of station-keeping capability to maintain its position in orbit.
On November 17, 2003, Satmex 5’s secondary XIPS system, which at that time was the station-keeping system in operation, failed to operate satisfactorily. As a result, the primary XIPS on Satmex 5 was activated on December 1, 2003, to perform station-keeping operations. However, it initially also failed to operate satisfactorily. Our engineers, working together with Boeing, restored the primary XIPS to an acceptable level of operation. In February 2004, we switched the Satmex 5 station-keeping operations back to the secondary XIPS and maintained such operations through May 2005, when the performance of the secondary XIPS was determined to be below required specifications. On the recommendation of Boeing, Satmex 5 has since been operated using the primary XIPS, however, use of the primary XIPS for station-keeping operations generates contaminants on the solar arrays and requires supplemental bipropellant consumption. We continue to conduct maneuvering testing of the secondary XIPS, but to date substantially all maneuvering tests have failed. As a result, we believe that the secondary XIPS is no longer available. As is typical in the industry, Satmex 5 is not insured for a loss due to a XIPS failure.
On October 13, 2004, Satmex 5 suffered a pointing anomaly, due to an automatic switching from the main on-board computer to the back-up computer, which caused a temporary interruption in some of the satellite’s services. Services were restored on the same day. On February 23, 2005, the main on-board computer was switched back online and since then the main on-board computer has been operating normally.
On October 29, 2007, Satmex 5 suffered a sudden outage of channels 18K, 20K, 22K, and 24K due to the failure of their corresponding Ku- band receiver. A spare receiver was used to reestablish service on these channels. Since then all the communications services have been functioning normally. As a result, the redundancy in the Ku- band receivers has decreased from 6 for 4 receivers to 5 for 4 receivers.
In connection with our Plan of Reorganization, we granted Loral Skynet Corporation (“Loral Skynet”) a Mexican usufructo with respect to three transponders on Satmex 5. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of the Satmex 5 satellite. Such right will not be affected by, and shall survive, any future transfer of Satmex 5, including the exercise of rights and remedies of the holders of the First Priority Notes. In addition, on September 18, 2007, Satmex and Loral Skynet entered into an operational agreement to establish the procedures for the use of the usufructo transponders. Since the merger of Telesat and Loral, Telesat has become the beneficiary of the rights granted to Loral Skynet pursuant to the usufructo.
Satmex 6
Satmex 6 was successfully launched on May 27, 2006. Satmex 6 was initially launched into the 114.9° W.L. orbital position and, on July 1, 2006, completed its drift to its permanent orbital position at 113.0° W.L. As of June 1, 2009, Satmex 6’s estimated operating life is approximately 12.1 years and it is currently operating satisfactorily. Satmex 6 was manufactured by Space Systems Loral “SS/L” and represents the first satellite that we procured from a manufacturer other than Boeing. Satmex 6 has a total of 60 36MHz transponders, 36 in C-band and 24 in Ku-band. Satmex 6’s design life is 15 years.
Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It has roughly 50% more power than Satmex 5. It has hemispherical coverage in both C- and Ku-bands, and covers parts of Canada, all the 48 continental states of the U.S. and Hawaii, the Caribbean, and all of Latin America other than the easternmost region of Brazil.

On September 9, 2006, Satmex 6 experienced an unexpected resetting of its Attitude Controls Electronics-1 (ACE-1) unit. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost earth-pointing capability until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that a software sequence timing problem caused the loss of earth-pointing capability. The satellite manufacturer developed and tested a software modification which was delivered to us and uploaded to the spacecraft on April 3, 2007 to avoid a recurrence of this problem.
On January 1, 2007, one of Satmex 6’s Ku-band amplifiers experienced a spontaneous shut-down. We followed manufacturer procedures and the affected channel was switched to a back-up amplifier to reestablish service. The performance of the affected channel has been normal since then. As a result, the redundancy in the Ku-1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels.
On December 1, 2007, Satmex 6 experienced a second unexpected reset of its Attitude Controls Electronics-2 (ACE-2) unit, similar to the one experienced on September 9, 2006. However, due to the software modification uploaded to the spacecraft on April 3, 2007, in this instance, the satellite successfully executed an auto-swap to the ACE-1 unit and the satellite did not lose earth-pointing capability. On December 6, 2007, the ACE-2 unit was tested and it was confirmed that this unit is healthy and functional. The ACE-1 unit is now being used as the primary attitude control electronics unit and is performing normally.
On March 22, 2008, Satmex 6’s heaters, which are controlled by the primary side of the primary Enhanced Heater Control Tray (EHCT) powered off spontaneously, causing a loss of thermal control to Battery 1. As part of the operating procedures, Battery 1 temperatures were restored to their normal operating range, using the redundant heaters on the redundant EHCT, which is currently controlling the spacecraft temperatures. This is considered as a random event. The redundant side of the primary EHCT and both sides of the redundant EHCT are functional.
In connection with our Plan of Reorganization, we granted Loral Skynet, a division of Loral, a Mexican usufructo with respect to four transponders on Satmex 6. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of the Satmex 6 satellite. Such right will not be affected by, and shall survive, any future transfer of the Satmex 6 satellite, including the exercise of rights and remedies of the holders of the First Priority Notes. In addition, on September 18, 2007, Satmex and Loral Skynet signed an operational agreement to establish the procedures for the use of the usufructo transponders. Due to the merger of Telesat and Loral, Telesat is now the beneficiary of the right to use and enjoy such transponders.
Satmex 7
As part of our plans to provide to our customers improved capacity and capabilities, as well as more efficient technological solutions, we have been working on the design of a new satellite, Satmex 7, to replace Solidaridad 2, to be located at the 114.9° W.L. orbital slot. We continue to use our best efforts to obtain financing for the construction and launch of the Satmex 7 satellite. Satmex 7’s baseline design technical specifications have been agreed with SS/L. Construction timing may take between 24 and 30 months.
On June 20, 2008, the Company and SS/L executed an Authorization to Proceed (the “ATP”) with respect to the Satmex 7 Satellite Program as an interim step toward the conclusion of a definitive agreement for the construction of Satmex 7 and associated deliverable items. The ATP effective period extends from June 20, 2008 until December 20, 2009.
The ATP provides that work on the Satmex 7 Satellite Program will begin immediately to reduce schedule risk pending the negotiation and execution of the definitive agreement. Attached to the ATP are terms and conditions that will be used as basis for good faith negotiations between the Company and SS/L with respect to the definitive agreement. Under the ATP, SS/L assumes the obligation to perform specified engineering and development tasks for the first 60 days of the Satmex 7 Satellite Program in consideration of the ATP price of US $2.6 million. The 60-day period expired on August 20, 2008.

In the event the Company proceeds with the Satmex 7 Satellite Program under the definitive agreement, the ATP price will be included in the definitive agreement price and payment schedules. Since the expiration of the 60-day period under the ATP on August 20, 2008, SS/L has had no obligation to continue work under the ATP prior to the execution of a definitive agreement, and we have no liability under the ATP other than the ATP price.
The ATP provides that Satmex 7 will be ready for shipment to the launch site 26 months after the execution of the definitive agreement. It provides that the total price for the Satmex 7 Satellite Program, based on a baseline configuration and basic provisions that are set forth in the ATP, will not exceed US $155.1 million subject to specified exceptions. The price will be paid based on milestones set forth in a milestone payment plan. Under certain circumstances, we will owe incentive payments to SS/L. If the definitive agreement is executed and delivered, then the definitive agreement price will be subject to escalation at the rate of 4% per annum based on the elapsed time from October 20, 2008, to the date the definitive agreement is executed and delivered. If the definitive agreement is not executed and delivered before or at December 20, 2009, the ATP expires.
The payments required by the definitive agreement would exceed the level of capital expenditures that the Company may make or commit to make under our existing Indentures. Therefore, the Company would need to refinance the Notes or obtain the consent of the holders of a majority of each of the First Priority Notes and Second Priority Notes before executing the proposed contract. If such consent is obtained but the Notes remain outstanding, then under the Indentures we will not be permitted to incur additional debt financing to fund the cost of Satmex 7 except on a subordinated unsecured basis and only if our leverage ratio (as defined) on a pro forma basis does not exceed 7 to 1 after giving effect to the financing. (See Part I, “If we are unable to finance, build and successfully launch our proposed Satmex 7 satellite our ability to grow our business will be materially and adversely affected”).
The Satmex 7 baseline design provides for a total of 48 transponders for C- and Ku-bands. The design life of Satmex 7 is to be 15 years. Satmex 7 will be designed to provide power levels that are equal to or higher than those of our existing fleet. The footprint of Satmex 7 will extend from Canada to Argentina, and will include all the 48 continental states of the U.S., the Caribbean, all of Latin America and the most important cities of Brazil.
On December 18, 2008, the Company incorporated a new subsidiary, wholly owned by the Company, in the state of Delaware, with principal place of business in Coral Gables, Florida, under the name Alterna’TV Corporation. The Company intends that this subsidiary will enter into contracts for the procurement of Satmex 7.
On December 31, 2008 the Company made a transfer of $40 million to its restricted subsidiary, Alterna’ TV Corporation, to be used in connection with the procurement of Satmex 7 which is conditioned upon the Company being able to obtain the consents required under the Indentures.
Capital Investments
Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $6.5 million, $2.4 million, and $47.4 million in 2008, 2007, and 2006, respectively. Capital expenditures related to the construction of Satmex 7 were $3.5 million and $0.4 million in 2008 and 2007, respectively and for the construction and launch of Satmex 6 were $45.3 million in 2006.
During 2008, 2007, and 2006, we invested $3.0 million, $2.0 million, and $2.1 million, respectively, in software, vehicles, and other infrastructure.
In March 2009, we invested $0.02 million and in April 2008, we invested $0.05 million in our subsidiary Satmex do Brasil, Ltda. (“Satmex do Brasil”), which Satmex must maintain in order to sell satellite capacity in that country, and that will concentrate our satellite service activities in Brazil. The amount of its shareholders’ equity is $0.08 million.
We expect total capital expenditures in 2009 to be in excess of $31.8 million, in large part comprising expenditures related to the construction of Satmex 7, subject to the provisions of the Indentures.
Orbital Coordination
Our satellites are adjacent to each other working at 1.9° of separation. Other satellites adjacent to our satellites are also working at 1.9° of separation. Therefore, international coordination is required and it is important that our clients’ infrastructures comply with international regulations in order to avoid adjacent satellite interference.

Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C and Ku frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S., and South and Central America without interference. In August, 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the Canadian government to include the radio frequency characteristics of Satmex 6. As a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. In February 2005, the U.S., acting through the Federal Communications Commission (“FCC”), approved the trilateral agreement modification (MEX-CAN-USA), which is subject to notification by the ITU, in order to effect the exchange of orbital positions. As part of these coordination discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, U.S., and South and Central America. This new coordination agreement has been implemented, approved, and published in accordance with the rules of the ITU.
We have coordination agreements with SES Americom, Inc. (“SES Americom”), Echostar Technologies, LLC., Telesat Canada, Panamsat Corporation, Loral Skynet Network Services, Inc., and SES Satellites (Gibraltar), Ltd., for the operation of our orbital positions.
Landing Rights
We have secured landing rights to provide satellite services in Mexico, U.S., Canada, and 43 other nations and territories in the western hemisphere. In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada.
In July 2002, our subsidiary in Brazil, Satmex do Brasil, began its operations, and we currently have landing rights to deliver services with Satmex 5 and Satmex 6 satellites in Brazil.
In February 2007, we registered a branch in Argentina in order to request landing rights for Satmex 5 and Satmex 6 pursuant to a reciprocity agreement entered into between the Mexican and Argentine governments that affords reciprocal treatment for satellite service providers. These landing rights have not yet been granted, and may not be granted to us. Currently we operate in Argentina through a commercial agreement in effect with Empresa Argentina de Soluciones Satelitales (“ArSat”).
Satellite Control Centers and Property Concession
Once a satellite is placed in its orbital location, specialized earth stations monitor its function, control, and positioning through the end of its in-orbit lifetime. Under the terms of our Property Concession, we operate our satellites through two satellite control centers. The first, or “Primary Control Center,” is located in Iztapalapa, Mexico City, Mexico, and the second, or “Alternate Control Center,” is located in Hermosillo, Sonora, Mexico. These centers, covering 34,052 square meters in the aggregate, are designed to monitor user frequencies and to ensure that our satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint.
Each of our Primary and Alternate Control Centers is composed of buildings that house:
•	telemetry, tracking and control (“TT&C”) systems;
•	an equipment maintenance area;
•	a communications signal monitoring area;
•	a dynamic simulator, which allows for the simulation of spacecraft dynamics and control maneuvers; and
•	antennas for satellite control and carrier monitoring.

The Primary and Alternate Control Centers each form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite service systems. While we are the only occupant of the buildings that house each satellite control center, we share the site’s water facilities with the rest of the complex. The teleport of Enlaces is also housed at the Primary Control Center.
We own the equipment within the Primary and Alternate Control Centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use these land and buildings. The term of the Property Concession, which was granted on October 15, 1997, is 40 years. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually, consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2008, 2007, and 2006 our rental expense under our Property Concession was $504,229, $443,906, and $442,195, respectively.
Properties
We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which our two satellite control centers are located, together with certain other related properties. We lease office space under a non-cancelable operating lease that will expire in December 2013.
Insurance
The Satmex 6 insurance policy was renewed in May 2008 for one year and the term was extended for a six month period until December 5, 2009, in order to match the Satmex 5 insurance policy expiration date of December 5, 2009. The in-orbit operations insurance for Satmex 6 is based on prevailing market terms and conditions. Satmex 6’s insurance coverage is in the amount of $288 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6.
Our in-orbit insurance for Satmex 5, which was renewed for a period of one year, expiring on December 5, 2009, is also based on prevailing market terms and conditions. Satmex 5’s insurance coverage is $90 million and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 5.
Consistent with market practice, both our policies exclude coverage for the XIPS and any related systems as well as anomalies with the same telemetry signature as the Satmex 5 anomaly that occurred on October 13, 2004 and the Satmex 5 transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system.
Furthermore, the insurance policies on Satmex 5 and Satmex 6 include customary exclusions, including exclusions for losses related to:
•	military or similar actions;
•	anti-satellite devices;
•	governmental actions;
•	nuclear reaction or radiation contamination;
•	willful or intentional acts of us or our contractors;
•	loss of income, indirect and consequential damages; and
•	third-party claims against us.

The Primary and Alternate Control Centers are covered by insurance policies against risk to the buildings and their contents, including the antennas and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering our current fleet of satellites.
In accordance with the existing Indentures, our Board of Directors resolved on November 27, 2006 not to renew the in-orbit insurance for the Solidaridad 2 satellite because the geostationary end of life of Solidaridad 2 was expected to occur in 2009, and a potential uninsured loss of this satellite would not have a significant effect on our results of operations and financial condition, as most clients of Solidaridad 2 have already been migrated to Satmex 6.
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
We provide satellite capacity for domestic and international telecommunications transmission services to public networks (carrier networks) and private telecommunications networks (typically used for private corporate communications). These networks belong to companies across the spectrum in financial, industrial, and commercial operations, as well as government and education, transportation, tourism, and media companies. Satellite transponders can be shared among several users so companies may lease channels, circuits or fractions of a transponder.
We provide satellite capacity to carriers that use the capacity as part of their communications network on a national or international basis. Our services include the provision of satellite capacity to carriers that provide public and private networks for data, voice, and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide cost savings for large, geographically dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations, increased network availability and lower transmission error rates.
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
Integrators
We offer transponder capacity to integrators that offer end-to-end satellite services for two types of communications networks: international digital service networks and very small aperture terminal (“VSAT”) networks. International digital service networks are used by customers that have bi-directional high speed and relatively steady flows of information to and/or from all of the points in the network; because of their large transmission requirements, international digital service networks require dedicated, permanent and robust communications links to each site. VSAT networks use very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short intervals of time. VSAT networks use sophisticated Time Division Multiple Access (“TDMA”) technology to access the satellites allowing these networks to significantly maximize the use of their required space segment.

Broadband Internet Service Providers
We provide satellite capacity to deliver high-speed satellite-based Internet connectivity, offering a variety of configurations, throughout most of North America and Latin America. Our fleet provides an efficient means by which Internet service providers (“ISPs”), service integrators, infrastructure enablers, universities, governments and other corporations may utilize Internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. We believe that these benefits, together with Latin America’s limited infrastructure, geographic dispersion, and low population density indicate that demand for Internet connectivity via satellite, in both the consumer and corporate markets, will stimulate steady growth in the future.
Broadcasting and Video Distribution Services
Satellite capacity is utilized for broadcasting transmission services by various national and international networks for point-to-point and point-to-multipoint distribution of television programs, video signals, and other services, including distance learning, business television, special events, and satellite news gathering. Customers include private and state-owned broadcasting networks, cable television programmers, content distributors, and direct-to-home operators.
Broadcasting customers use satellite capacity to transmit coverage of live scheduled special events, such as the World Cup, to programmers on an ad hoc basis. We also provide broadcasting transmission services to relay live news coverage, short duration video feeds, and syndicated programming for broadcasters on a scheduled or ad hoc basis.
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
Alterna’ TV (“Programming Distribution Services”)
Alterna’TV’s programming distribution service has acquired exclusive distribution rights of selected Spanish-language programming in order to diversify and grow our revenue sources. Alterna’ TV brings together Latin American programmers that have not accessed U.S. distribution channels for their programming. Alterna’ TV distributes this programming to broadcast and pay-television operators such as DirecTV, Comcast Cable Communications, Inc. (“Comcast”), CSC Holdings, Inc., and Time Warner Cable, Inc., which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences.
We have secured exclusive distribution rights in the U.S. for Spanish-language programming with ten carefully selected Latin American channels. Because this programming originates in Latin America, we believe that it is desirable to Hispanics emigrating from the region and currently living in the U.S.
Alterna’ TV also offers these Latin American programmers the sales and marketing activities necessary to promote their channels throughout the U.S. to broadcast, cable, and satellite TV companies, as well as the technical platform necessary to distribute the signals across the U.S. Thus, we provide the commercial and technical means to distribute this programming cost-effectively in the U.S.

We transmit the programming via satellite from the regional programmer to our teleport partner, Crawford Communications, Inc. (“Crawford Communications”), which provides signal origination services including signal multiplexing, conditional access, and signal quality monitoring that meets industry standards. Broadcast, cable, and satellite TV operators in the U.S., including DirecTV, Comcast, Charter and others, can choose to receive any of these channels which are then added to the operators’ Hispanic-oriented programming packages.
Through Alterna’ TV, we provide programmers from across Latin America with a fully integrated solution to distribute their programming in the U.S., which allows them to take advantage of the growing opportunities in the U.S. Hispanic market with both cable and satellite operators. Alterna’ TV’s choice of channels is geared to satisfy the preference for regionally-developed, Spanish-language programming among Hispanic audiences living in the U.S. Broadcast, cable, and satellite TV operators can easily incorporate this regional programming into their current programming offering.
Alterna’ TV has diversified its revenue sources by selling advertising space on our partners’ channels. Alterna’ TV is also trying to expand its services to Latin America.
On May 21, 2009, the Company incorporated, in Delaware, a wholly owned subsidiary with its principal place of business in Coral Gables, Florida, under the name Alterna’TV International, which will carry out on the operations of our business of programming and distribution services.
Enlaces
We own 75% of Enlaces, a satellite broadband service provider fully licensed to operate as a public data network in Mexico. Enlaces was formed in 1998 as a joint venture between Principia and Loral, with the business purpose of leveraging our infrastructure to offer integrated communication solutions to clients. The Mexican government granted Enlaces a public telecommunication network concession in January 2000 and in November of the same year Enlaces obtained a value-added services registration to use Public Networks of Telmex, Avantel, S. A., and Telecomunicaciones de Enlaces Satelitales, S. de R. L. de C. V. Also in 2005, Enlaces obtained a value-added services registration No. SAVA- 031/2005 to use public networks of Telmex, Enlaces, Avantel Infraestructura, S. A., Maxcom Telecomunicaciones, S. A. de C. V., and Alestra, S. de R. L. de C. V. Both authorizations were granted to provide services related to data e-mail, Internet, and multimedia services.
In 2000, Enlaces’ shareholders invested $2.1 million and built a teleport in Mexico City. In November 2006, as part of our comprehensive restructuring process, we capitalized $8.4 million due from Enlaces into a 75% stake in Enlaces, while Principia and Loral retained their 25% minority interest in Enlaces.
Enlaces selected HNS as its technology partner to provide broadband satellite services. In June 2001, Enlaces began commercial operations using HNS’ technology as its network platform, offering satellite broadband services through a Time Division Multiplexing/Time Division Multiplexing Access (“TDM/TDMA”) platform and VSAT. Since then, Enlaces has been exploring new market segments, increasing its market share and employing the latest technologies to further increase its efficiency in the use of the satellite space segment. Enlaces’ public network concession allows it to offer a series of value-added applications ranging from broadband Internet services to video, data, and private network services, all with high-quality service levels and permanent point-to-multi-point primary and redundant connectivity. Enlaces currently has contracts covering more than 19,000 client nodes, and according to our estimates, is a major satellite broadband service provider using VSAT technology in Mexico with an approximately 35-40% market share. We believe that Enlaces constitutes an established and profitable platform for growth in the enterprise and government segments in Latin America.
As part of its business strategy, Enlaces has targeted the SOHO (Small Office Home Office) market through an exclusive distributor, offering Internet services for residential markets. This service for residential users is not commercially performing as expected; the cost of operation has exceeded the budgeted costs. Service costs are high because Enlaces has not achieved a proper mix of residential and small office users. Enlaces has sold the product mainly to small offices, which are more expensive to service than residential users because they generate a higher volume of Internet traffic. Enlaces is now analyzing whether to modify or terminate this product offering. It is also considering whether to expand the service to other countries in Latin America.

In December 2007, the FCC granted Enlaces a radio station authorization to operate 1,000 receiver earth station VSATs through Satmex 6, allowing Enlaces to provide services in the U.S., mainly for Mexican companies with operations in the U.S.
Business Strategy
Our business strategy is to capitalize on our position in the Latin American fixed satellite services sector to enhance our growth by pursuing the following goals:
Enhance Our Regional Presence. Our fleet has footprints that reach most of North and South America and has superior design coverage over our domestic market, Mexico. Our newest satellite, Satmex 6, which was successfully launched in May 2006 and commenced operation in July 2006, significantly expanded our capacity. For 2008, Satmex 5 represented 49% of our total fixed satellite services revenues while Satmex 6 represented 48% of our total fixed satellite services revenues. A high-power replacement for Solidaridad 2 in orbital slot 114.9° W.L., which we refer to as Satmex 7, has the potential to maximize the value of this slot by allowing complete coverage of the U.S. and Mexico, with high-power Ku-band beams designed to optimize broadband services throughout the Americas.
Strengthen Our Customer Base and Offer Value-Added Services. We believe we can achieve further growth by focusing on cellular backhaul services, broadband networks, government-sponsored Internet networks, and video distribution, which can be most efficiently implemented using satellite technology. We also intend to increase capacity utilization levels with both current and new customers by developing tailor-made marketing solutions that match our current available capacity characteristics with our customers’ needs. In this process, we offer bundled services that include satellite capacity, equipment and maintenance to our video and data customers.
Review Processes to Focus on Customer Service and Cost Efficiency. We are making efforts to improve the orientation of the Company towards satisfaction of customer needs and to improve the efficacy and efficiency of operating and administrative processes.
Market Available Inventory and Sustain High Renewal Rates. We have an experienced sales and marketing team focused on achieving high renewal rates at longer terms, and we intend to maintain Ku and expand C-band usage; especially our footprint that covers the U.S. and Mexico. As of December 31, 2008, we had a utilization rate of approximately 96% for our Ku-band, while our C-band had an approximately 87% utilization rate. In order to maintain our high utilization rate, we are focusing on maintaining high renewal rates for our service contracts. In 2008 our renewal rate exceeded 95%. During 2008, the Company launched an initiative to sign longer terms for many of its customer contract renewals. This initiative was successful, and customer backlog increased by more than 60% during 2008. We have an experienced sales and marketing team focused on achieving high renewal rates at longer terms. We have instituted pricing initiatives which enabled us to increase our Ku-band average prices during 2008.
Further Grow Alterna’ TV’s Programming Distribution Services (Digital Distribution Platform for Latin American Programming).
Alterna’ TV offers an outlet to Latin American programmers who do not have access to U.S. distribution channels for their programming. Alterna’ TV distributes this programming to broadcast and pay-television operators such as DirecTV, Comcast and Cablevision, which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences. We plan to grow Alterna’TV’s business by increasing our cable, direct-to-home, and broadcast distribution, thereby also strengthening our advertising sales.
Further Grow Enlaces’ Services.
Enlaces has achieved strong growth in the last four years based on contracts with corporate, retail, and government customers. Access to cheaper technology and more efficient transmission methods and network designs should allow Enlaces to offer more competitive and cost-efficient network services to its customers. Enlaces is also focused on strengthening its role as a major participant in the Mexican market through the provision of value-added services such as video streaming, content delivery, and distance education. Additionally, the implementation in December 2006 of a new hub, consisting of baseband equipment with a new technology (DVB-S2) for increasing the efficiency in the usage of the space segment, with continental footprint coverage, that allows Enlaces to replicate its commercial strategy and business model in other Latin American countries. During 2007 and 2008, Enlaces started operation of services in some countries in Latin America.

Customers
We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and media companies. A large portion of our revenues are derived from a small number of customers. Our largest customer is HNS, which is a direct-to-home operator and a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 23%, 26%, and 26% of our total revenue for 2008, 2007, and 2006 (excluding one-time sales) respectively. Our top ten customers represented approximately 55% and 54% of our total revenues for 2008 and 2007 respectively. In order to connect end user satellite dishes to a satellite, direct-to-home operators are required to point each of their satellite dishes at a particular satellite. We believe HNS has between 130,000 and 150,000 customers that point their satellite dishes at our satellites. If HNS were to switch satellite providers, repointing each of those satellites could be logistically difficult and costly. For Alterna’ TV, two customers represented 75% and 81% of its revenues for 2008 and 2007, respectively. For Enlaces, two customers represented 42%, 51%, and 46% of its broadband services revenues for 2008, 2007, and 2006, respectively. Revenue from the Mexican government represented 4%, 5%, and 7% of our total revenues for 2008, 2007, and 2006, respectively.
Approximately 37%, 42%, and 37% of our total revenue for the years ended December 31, 2008, 2007, and 2006 (excluding one-time sales), respectively, was generated from customers in Mexico and 44%, 47%, and 50% of our total revenue for the year ended December 31, 2008, 2007, and 2006, respectively, was generated from customers in the U.S.
The following table shows the total revenue generated by our Mexican, U.S. and other customers for the three years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006 (1)
	(In thousands)
U.S.	$50,285	$47,558	$36,269
Mexico	42,032	42,333	26,403
Other	22,402	12,310	9,421

Total	$114,719	$102,201	$72,093

(1)	Excludes one-time sales, in the amount of $26.0 million, because ratios otherwise would be distorted.
Sales and Marketing
Sales Force
Our sales force is divided into segment and geographic markets. The majority of our sales force is fluent in Spanish and English, enabling them to communicate effectively with both domestic and English-speaking foreign customers.
Because our satellites have broad international footprints and landing rights, our sales force is able to effectively market our satellites’ capabilities to the major broadcasting and telecommunications companies in various countries.
Alterna’ TV has retained the services of the commercial agent Castalia Communications, Corp. to sell our programming to pay-television distributors and the services of Latin America Broadcasting, Inc. to carry out advertising sales.
Enlaces’ sales force is currently composed of one director and three sales managers servicing over 50 customers, as well as retained commercial agents and resellers.

Pricing
We believe that our existing prices are competitive with those of other satellite operators.
Under the Telecommunications Law, we are permitted to establish rates and terms and conditions for services in Mexico. Prices must be filed with COFETEL prior to their taking effect, but price changes do not require prior governmental approval. However, regulators may specify maximum prices, minimum service quality and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider. We believe our space segment prices throughout the region are comparable to those offered by other satellite operators across the region.
We believe that our existing Alterna’ TV prices are comparable to those of other niche channels that target the U.S. Hispanic market.
Enlaces’ pricing structure is determined on a project by project basis based on specific network designs, the number of sites (VSATs) that the network will utilize, and the bandwidth allocated to provide the requested services. We believe that this provides Enlaces with flexibility to provide prices that are competitive with other options available in the market, including terrestrial networks.
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
The terms of our current Alterna’ TV contracts with programmers range from 7 to 10 years. Most contracts have an automatic 3-year extension. The terms of our current Alterna’ TV contracts with pay-television distributors range from 5 to 10 years. These customers pay per-subscriber between 45 and 60 days after the end of the billing period.
The terms of Enlaces contracts with customers range from 12 to 36 months. The period is related to the size of the networks and the amount of space segments assigned. Typically, larger customers enter into long-term contracts. Our contract renewal rate is above 90%. The contracts include one-time charges related to hardware purchases and monthly fees associated with services. The equipment is invoiced and paid in advance prior to delivery. The market is beginning to drive a change in this business model, as customers are requesting the option to lease, rather than purchase, equipment. Some of Enlaces competitors have already begun offering this option. The services are billed monthly and generally in flat rates. During 2008, Enlaces faced a reduction in profit margin due to pricing competition. Enlaces is considering leasing equipment for strategic customers on a case-by-case basis, depending on the profitability of each project. This option will be offered integrating leasing companies.
Competition and Markets
Competition
We continue to face competition from satellite operators in markets such as the U.S., Mexico and Latin America. Intelsat (including, as of the merger on July 3, 2006, its wholly-owned subsidiary PanAmSat) has more than 50 satellites, including more than 30 that serve the Americas’ market. SES has a fleet of 40 satellites, of which more than 20 serve the Americas. We also face competition from others including Telesat, Hispasat, Hispamar, and Star One, owned by Embratel.

We also face competition from land-based telecommunications services. In the past we have experienced a number of contract cancellations or non-renewals by customers that were affected by the introduction of fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications.
Enlaces and our Alterna’ TV business division also operate in highly competitive environments. Alterna’ TV faces competition from large media companies such as News Corporation, Discovery Communications, Viacom, NBC Universal and Univisión, and from niche channels, such as Sur Corporation, that target very specific Hispanic communities in the U.S. The main competition is for available space within the pay-television distributors’ Spanish language tiers.
With respect to the Mexican market, Enlaces has a significant presence in the corporate segment, and is a leading player in the government contracts segment. In the government segment, Enlaces faces competition from Globalsat and Pegaso, which are in partnership with Intelsat for the provision of satellite capacity. In the corporate market segment, Enlaces faces competition from terrestrial network services providers such as Telmex, Axtel, and AT&T and, to a lesser extent, from companies such as Comsat, Pegaso, and Globalsat which offer similar services but focus primarily on SOHO markets. Telmex and Comsat both lease satellite capacity from us. Enlaces also faces competition from terrestrial connectivity technologies, including more recently GPRS. However, VSAT network technology provides several advantages over terrestrial connectivity due to its independence from terrestrial networks. We believe that the corporate segment has strong growth potential and that Enlaces is strategically positioned to capitalize on it and further increase its current market share. Enlaces maintains its role as a major market participant by offering competitive prices, broader coverage, and value-added services (i.e., video multicast and content delivery, among others).
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
Domestic Market
We are an important provider of fixed satellite services in Mexico, which for the years ended December 31, 2008, 2007, and 2006 (excluding one-time sales), represented approximately 33%, 34%, and 39%, respectively, of our satellite services. Mexican laws currently allow competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services, and broadcast satellite services. The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico.
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

U.S. Market
The U.S. commercial satellite market is currently dominated by two major competitors: Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES (through its SES Americom division). Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services; another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This relatively low percentage for telecommunications transmission services can partially be explained by the high demand for multi-channel and high-definition pay television, which reaches more than 90% of all U.S. homes, and by the availability of high-speed terrestrial data transmission networks, including DSL, WiMax and Wi-Fi systems.
The Fixed Satellite Services Protocol between the U.S. and Mexico allows Mexican satellites to offer international and domestic services in the U.S., subject to obtaining all necessary FCC regulatory approvals. See “Regulation — Treaties and International Accords — Fixed Satellite Services Protocol”. We believe that the existence of this protocol and the Satmex 6 satellite will improve our presence in North America. The footprint of Satmex 6 was designed, in part, to provide satellite services in the U.S. market.
Latin American Market
The Central and South American markets will likely continue to rely on satellites more extensively than other regions for point-to-multipoint communications services due to inherent low population densities, low telecommunications equipment and infrastructure densities, heavy forest cover, mountainous terrain and desert areas.
The Central and South American markets will likely see growth of cellular backhaul and broadband with Internet protocol (“IP”) services in all markets of the region, with more transponders being required for backhaul, Internet transport and for broadband access by telecommunication companies, businesses, and governments. The development of IP in public and private networks and the growing demand for broadband services will likely generate connectivity traffic in satellite services. It is expected that satellite services will act as an extension for the terrestrial IP virtual private networks (“VPNs”) and even WiFi/IP VPNs in the most developed areas of the region. After the WiMax networks are deployed, which is expected to occur after 2010, satellite services are expected to provide WiMax network connectivity.
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
In addition, our operations are subject to the regulations of the General Law on National Assets, which regulates all assets that fall within the public domain and the terms of the Rescate of our Property Concession; the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment or the “Environment Law”) and other environmental laws; the Ley Federal de Competencia Económica (the “Federal Economic Competition Law”); the Ley de Vías Generales de Comunicación (the “Law of General Means of Communication”); and other international treaties, laws, rules, regulations, and decrees.
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
The Orbital and Property Concessions
The Mexican government has awarded us the following concessions:
•	the Orbital Concessions providing the right to occupy each of three orbital slots (one concession per orbital slot) and use associated C- and Ku radio-frequency bands, and
•	the Property Concession providing the right to use the buildings and areas in which the control centers are located.
The Orbital Concessions currently include the right to use the 113.0° W.L., 114.9° W.L., and 116.8° W.L. orbital slots and associated C and Ku radio-frequency bands. At the time of our privatization, we were granted a concession to use the 109.2° W.L. orbital slot, and as a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if upon a specific procedure and upon a non-appealable final resolution, the Mexican Antitrust Commission (Comisión Federal de Competencia) determines that we have substantial power in the relevant market, COFETEL may determine tariffs and specify conditions relating to service quality, and information requirements. Additionally, we are prohibited from establishing cross subsidies and engaging in discriminatory practices.

As part of the three Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C band and 205.77 MHz in Ku- band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved to the Mexican government will be defined by the SCT according to applicable law and regulations. In addition, we are required to operate one L-band transponder owned by the Mexican government (through Telecomunicaciones de México, or “TELECOMM”) until the end of life of Solidaridad 2. Neither Satmex 5 nor Satmex 6 has any L-band transponder.
Solidaridad 2 has been operating in inclined orbit since March 1, 2008 in order to extend its useful life. As of this date the Mexican government has not procured an L band replacement satellite. There have been extensive discussions among the SCT, TELECOMM and us regarding a potential lease of Solidaridad 2 to the Mexican government. We cannot assure you that we will be able to reach an agreement with the Mexican government.
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
The Property Concession includes two plots of land, and buildings and fixtures built thereon, together with the right to use the property in connection with the operation of our satellites at the assigned orbital slots and the associated C and Ku- radio frequency bands. We may not rent or otherwise sublease the property without the prior permission of the SCT. Under the Property Concession, we are required to:
•	pay an annual fee in an amount equal to 7.5% of the assessed property value; and
•	maintain the premises in good condition.
The value of the property was originally determined in the Property Concession and it has subsequently appreciated in increments consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The latest appraisal was performed on December, 2007 by the Instituto de Administración y Avalúos de Bienes Nacionales (“INDAABIN”), which is an entity of the Mexican government. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any work performed on the property after such delivery.
The duration of the Property Concession is either 40 years or for the length of the Orbital Concessions. We were granted the Property Concession on October 15, 1997. The Property Concession duration may be extended at the discretion of the SCT.

An Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;
•	we resign our rights under any such Orbital Concession;
•	the Mexican government, through the SCT, terminates such Orbital Concession through a proceeding called “Rescate”;
•	we become subject to liquidation (quiebra); or
•	the SCT revokes such Orbital Concession.
The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;
•	our taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;
•	our failure to satisfy the terms or conditions set forth in the Orbital Concessions (including failure to deliver the free satellite capacity reserved to the Mexican government);
•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;
•	change of our nationality; or
•	our assignment, transfer or encumbrance of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us. Also, in this case, we would not be eligible to receive new telecommunication concessions or permits for a five-year period once the resolution of revocation becomes final and non-appealable.
Under our Property Concession, we are required to use our Primary and Alternate Control Center only to operate our satellites. Each of the Primary and Alternate Control Centers form part of a building complex that also houses equipment owned and used by the Mexican government’s teleport and mobile satellite services systems. The teleport of Enlaces is also housed at the Primary Control Center.
The SCT also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a Rescate. As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. It is unclear whether under the provisions of the General Law on National Assets in the event of a termination of an Orbital Concession due to a Rescate, we would be entitled to receive compensation with regard to the value of investments we have made in and improvements we have made to the facilities and equipment.
Pursuant to the terms of the Orbital Concessions, upon termination of such concessions the orbital slots would revert to the Mexican government. In addition, pursuant to the Telecommunications Law, the Mexican government has a preemptive right to purchase the facilities, equipment and other assets directly used by Satmex to provide services under the Orbital Concessions. Alternatively, upon termination of the orbital concessions the Mexican government may lease these assets for up to five years at a rate to be determined by expert appraisers appointed by the SCT and the Company, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.
The SCT may also effect a Requisa of the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, to internal peace or to the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us is in an amount equal to our damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses would be determined by appraisers mutually appointed by us and the SCT and damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.

The Property Concession will terminate if:
•	the Property Concession term expires;
•	we resign our rights to any of the Concessions;
•	the Orbital Concessions are terminated;
•	the purpose for which the Property Concession is granted no longer exists;
•	the Mexican government decrees a Rescate on the Property Concession for reasons of public interest; or
•	the Property Concession is revoked.
The Mexican government may revoke the Property Concession for various reasons, including, without limitation, the following:
•	failure to use the Property Concession for the purpose for which it was granted;
•	failure to comply with the terms of the Property Concession;
•	activities taking place on the premises for which the Property Concession was granted, without prior permission of the SCT, that interfere with satellite operations; or
•	under terms and conditions generally applicable to Property Concessions of this type under applicable Mexican law.
Enlaces’ Concession and Value Added Services Certificate
The Mexican government granted Enlaces a concession at no cost to install and operate a public telecommunications network (the “Network Concession”) and a value added services certificate (the “Certificate”).
Under the Network Concession and subject to the terms thereof, Enlaces is authorized, among other things, to install a public telecommunications network and to stream analog and digital voice, data, video, and audio to authorized public telecommunications networks, certain private networks, and value-added services providers.
Enlaces’ telecommunications network is composed of a central node, which must be installed and maintained at all times within the territory of Mexico, and an indefinite number of VSATs operating as remote stations. While the Network Concession requires that the central node include two terrestrial main stations, Enlaces has requested COFETEL to waive the requirement for the installation of a second terrestrial main station (in the C-band). This request remains pending before COFETEL. No official response has been received as of the day hereof. Several meetings with SCT, COFETEL, Enlaces, and Satmex have taken place to obtain a positive answer to our request, however no major implications have been identified if it is denied.
Pursuant to the Network Concession, Enlaces is required, among other things, to meet certain coverage requirements (e.g., its services must be available in any part of Mexico) and to render its services pursuant to the technical specifications set forth in the Network Concession through Mexican satellites.
The term of the Network Concession is 30 years and may be renewed in accordance with the provisions of the Telecommunications Law. The Network Concession terminates if (i) its term expires, (ii) Enlaces resigns its rights thereunder, (iii) the Mexican government, acting through the SCT, decrees a Rescate on the Network Concession, (iv) Enlaces becomes subject to liquidation or bankruptcy, or (v) the SCT revokes the Network Concession (in which case no compensation will be paid to us). As of the date of any such Rescate procedure, assets used in connection with the Network Concession would be subject to the ownership and management of the Mexican government.

The Certificate which was granted to Enlaces on November 9, 2000, along with updates in 2005 for an indefinite term, authorize Enlaces to provide, through various public networks, Internet access services (including hybrid satellite/terrestrial services and direct satellite two-way services), e-mail and multimedia services (including content delivery, commercial kiosks and television private channels) using Web, IP Multicast and Data Video Broadcasting (“DVB”) technologies, excluding in all cases real time delivery, for which an additional license or concession would need to be obtained.
U.S. and ITU Regulation
FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses
The U.S. satellite and telecommunications industries are highly regulated. The FCC regulates satellite operators in the U.S., as well as the provision of satellite services to, from, and within the U.S. market by U.S. and non-U.S. licensed satellite systems.
Any satellite operator wishing to provide services to or within the U.S. via a non-U.S. licensed satellite must obtain the prior approval of the FCC. In considering applications for the provision of service-specific or blanket satellite landing rights within the U.S. market, the FCC will consider various factors such as the effect on competition in the U.S. market, spectrum availability, eligibility requirements (such as foreign ownership, legal, technical, and financial qualifications), operating requirements and national security, law enforcement, foreign policy and trade concerns, as appropriate. Depending on the nature of the services to be offered in the U.S., foreign-licensed satellites may be subject to a variety of additional regulatory requirements.
If approved by the FCC, a non-U.S. licensed satellite system serving the U.S. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The FCC regulations also provide that in order for non-U.S. satellite operators to serve the U.S. market they must obtain the FCC authorization by:
•	participating in a U.S. space station processing round;
•	having a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite; or
•
applying to be listed on the “Permitted Space Station List” of non-U.S. licensed satellites that any U.S.-authorized earth station with an “ALSAT” designation may communicate with, subject to any condition the FCC may impose.

As of today, all of our satellites have been included on the U.S. Permitted Space Station List, “ALSAT”.
International Telecommunication Union Regulation
Our use of orbital slots and associated C- and Ku- radio frequency bands is subject to the frequency coordination and registration process of the ITU, an international treaty organization established under the sponsorship of the United Nations. Representation at the ITU for satellite system coordination and registration purposes is limited to national governmental agencies; private companies are not entitled to participate in their own right in coordination and registration activities.
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

Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies to the Radiocommunications Bureau (the “Bureau”) of the ITU. After such notification is received by the Bureau, other nations are afforded the opportunity to appraise the Bureau of any potential harmful interference with their existing or planned satellite systems. When potential harmful interference is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.
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
The SCT and COFETEL are responsible for filling and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the Bureau and for resolving interference concerns. Use of our orbital slots remains subject to the continuing oversight of the SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the ITU Radio Regulations.
The Company has been a member of the Radiocommunications and Development sectors since 1997.
Status of Our Satellites
The Mexican government notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed. On October 19, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR. Satmex 5 was added to the MIFR on August 23, 2005 and Satmex 6 is in process of registration.
Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000 the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C and Ku frequency bands in the geostationary orbits between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve their domestic markets and at the same time provide competitive services to the markets of Mexico, U.S. and South and Central America without interference.
In August 2003, we and the Mexican government favorably concluded coordination negotiations with the Canadian government with respect to the radio-frequency spectrum characteristics of Satmex 6. As part of these negotiations, the Mexican and Canadian governments agreed to a new coordination agreement to reduce potential satellite frequency harmful interference and ensure that existing and future satellite networks licensed by either nation have sufficient space to expand their respective services to the Mexican, U.S., and South and Central American markets.
Treaties and International Accords
Reciprocity Agreement between the U.S. and Mexico
In April 1996, Mexico and the U.S. entered into an agreement concerning the provision of satellite services to users in Mexico and the U.S. (the “Reciprocity Agreement”). Among other things, the Reciprocity Agreement provides that Mexican and U.S. satellites are permitted to provide services to, from, and within the U.S. and Mexico, subject to applicable laws and regulations, and neither Mexico nor the U.S. shall require a satellite licensed by the other government to obtain an additional license in order to provide the satellite services described in the protocols to the Reciprocity Agreement (as described below). The Reciprocity Agreement may be amended by agreement of both governments, and additional protocols or protocol amendments may be concluded by written agreement.

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
Fixed Satellite Services Protocol
In October 1997, Mexico and the U.S. signed another protocol (the “FSS Protocol”) to the Reciprocity Agreement for the provision of international and domestic fixed satellite services. The definition of fixed satellite services includes, but is not limited to, signals carrying video or video/audio distributed to cable television head-end and multipoint distribution service (restricted microwave television service) facilities and excludes the DTH fixed satellite services and broadcasting satellite services governed by the DTH Protocol. Subject to the terms of the FSS Protocol, each of the U.S. and Mexico has agreed to permit satellites licensed by the other to provide domestic and international fixed satellite services to, from, and within the other country’s territory.
Reciprocity Agreement between Canada and Mexico
In April 1999, Mexico and Canada entered into an agreement similar to the agreement between Mexico and the U.S. In January 2001, the two countries signed the FSS Protocol.
In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the CRTC granted us a license to provide basic international telecommunications services in Canada.
Argentine Agreement
In November 1997, the Mexican and Argentine governments entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each government. The agreement provides that satellite service providers licensed in Mexico may transmit certain DTH fixed satellite services, broadcasting satellite services, and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The Mexican and Argentine governments each further agreed to cooperate in assuring compliance with each of the two countries’ applicable laws and regulations.
In February 2007, we registered a branch in Argentina in order to request landing rights for Satmex 5 and Satmex 6 satellites pursuant to the reciprocity agreement. These landing rights have not yet been granted, and may not be granted to us. However, we currently operate in Argentina through a commercial agreement in effect with Empresa Argentina de Soluciones Satelitales (“ArSat”).
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
We adopted fresh-start reporting as of November 30, 2006 in accordance with Statement of Position No. 90-7, “Financial Reporting of Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”). Accordingly, our financial information disclosed under the heading “Successor Registrant” for the year ended December 31, 2008 and 2007 and for the period from December 1 to December 31, 2006 is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant” for the period from January 1 to November 30, 2006 (the date on which we adopted fresh-start reporting) and prior years.
Management believes that providing this financial information is the most useful method for making comparisons for the years ended December 31, 2008, 2007, and 2006. The year 2006 includes eleven months of the predecessor registrant and one month of the successor registrant.

	Successor Registrant				Predecessor
					Registrant
			December 1 to	Year ended	January 1 to
	Years ended December 31,		December 31,	December 31,	November 30,
	2008	2007	2006	2006	2006
	(In thousands)
Revenues
Satellite services	$93,248	$80,250	$4,721	$87,044	$82,323
Programming distribution services	8,136	6,815	557	6,576	6,019
Broadband satellite services	13,335	15,136	1,473	1,473	—

	114,719	102,201	6,751	95,093	88,342

Costs and expenses:
Satellite services	14,126	21,421	2,360	34,886	32,526
Reversal of provision for orbital incentive	(6,989)	—	—	—	—
Programming distribution services	4,162	3,223	213	2,805	2,592
Broadband satellite services	2,186	3,824	175	175	—
Selling and administrative expenses	25,704	26,509	1,687	13,735	12,048
Depreciation	32,797	37,282	2,934	42,884	39,950
Amortization	27,010	15,824	3,332	15,162	11,830

	98,996	108,083	10,701	109,647	98,946

Other income	4,610	—	—	—	—
Operating income (loss)	20,333	(5,882)	(3,950)	(14,554)	(10,604)
Reorganization expenses	—	—	—	(33,447)	(33,447)
Interest expense	(48,498)	(51,672)	(4,333)	(23,485)	(19,152)
Interest income	1,481	1,650	103	2,814	2,711
Net foreign exchange (loss) gain	(1,828)	145	(123)	5,567	5,690

Loss before income tax, minority interest and preferred stock dividends	(28,512)	(55,759)	(8,303)	(63,105)	(54,802)
Income tax	6,829	893	311	19,037	18,726
Minority interest	285	802	140	140	—

Consolidated net loss	(35,626)	(57,454)	(8,754)	(82,282)	(73,528)
Preferred stock dividends	—	—	—	1,130	1,130

Consolidated net loss applicable to common shareholders	$(35,626)	$(57,454)	$(8,754)	$(83,412)	$(74,658)

Overview
We operate in the fixed satellite services segment and are an important provider of such services in Mexico. We are expanding our services in an effort to become a major provider of such services throughout North, Central and South America. We are also marketing the use of satellite transmission capacity for broadband applications, such as connectivity to the Internet via satellite. We have landing rights to provide satellite capacity for telecommunication services in Mexico, the U.S., Canada, and 43 other nations and territories in the Western Hemisphere. Our broadcasting, telecommunications services and broadband customers include domestic and international clients and governmental agencies.
We hold Orbital Concessions from the Mexican government to occupy the following orbital slots: 113.0° W.L., 116.8° W.L. and 114.9° W.L. Satmex 5 and Satmex 6 are in geostationary orbit at W.L. 116.8° and 113.0° W.L., respectively. On March 1, 2008, our satellite Solidaridad 2 was placed in inclined orbit at 114.9° W.L., and we are in the process of negotiating the lease of Solidaridad 2 to the Mexican government. We intend to build another satellite, Satmex 7, and to place it in geostationary orbit in the orbital position currently held by Solidaridad 2.
Financial Restructuring
In 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and we received an insurance payment, denominated in dollars, of $235.3 million, which was used to service debt and to invest in Satmex 6. In addition, early in 2001 the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, some of our customers cancelled their satellite service contracts and we were unable to develop new businesses, which led to a decrease in our revenues. As a result, due to cash shortfalls from our operating activities, in 2005 and 2004 we were unable to pay the interest and principal due on our indebtedness.
In an effort to restructure our outstanding indebtedness, in June 2005 we filed a petition for a concurso mercantil. In 2006, we entered into a court-approved Concurso Agreement with the holders of a majority of our debt. Our majority shareholders at that time also signed the restructuring agreement. The Concurso Agreement, setting forth the terms and framework of our agreed-upon restructuring, provided that the final implementation of our restructuring would be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by us under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. The order approving the Concurso Agreement became final on August 1, 2006, and the concurso mercantil proceeding was completed on that date.
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

Recent Tax Developments
On January 1, 2008, the Impuesto Empresarial a Tasa Única or Business Flat Tax (“IETU”) law went into effect. The IETU law amends various Mexican federal tax provisions on production and services, including the Value Added Tax, and establishes a labor subsidy. More importantly, the IETU law introduces a flat tax, which replaces Mexico’s asset tax and applies to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% of income, which is determined based on a company’s cash flow (although transitional rates of 16.5% and 17% applicable to the tax years 2008 and 2009, respectively). Although the flat tax is defined as a minimum tax, it has a wider taxable base, as many of the tax deductions allowed for income tax purposes are disallowed or are limited for purposes of the flat tax. Satmex, on the one hand, and its subsidiaries Enlaces, SMVS Adminstración, SMVS Servicios Técnicos, and HPS Corporativo, on the other hand, have submitted an amparo writ against this law to reduce their tax burden.
Industry Overview and Trends
We operate primarily in the fixed satellite services sector of the satellite industry. Operators in the fixed satellite services sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and provide satellite connectivity from one point to multiple points, referred to as point-to-multipoint services. Because Latin America is recognized as a market with long-term growth potential, it continues to be a competitive market. Our satellites are located in orbital slots allocated to Mexico. Our business is considered a “priority activity” by the Mexican federal constitution. Therefore, we are subject to the oversight and regulation of the Mexican government, through provisions in our Orbital Concessions, our bylaws and applicable Mexican laws and regulations. In addition to our Orbital Concessions, in August 2001, the Mexican government granted concessions to Mexican entities affiliated with Intelsat, SES, and Grupo Televisa, S.A.B. de C.V. (“Televisa”) for the provision of satellite services in Mexico. Intelsat has registered 11 satellites, SES has registered seven satellites and Televisa has registered no satellites to provide satellite services in Mexico.
Prices of fixed satellite services have been depressed in Latin America over the last several years, given excess capacity in the region and the lower cost of providing satellite service once a satellite is in place. However, we have identified an increased demand for telecommunication services. Therefore, prices have recovered in recent months even though average prices in Latin America remain lower than in most other world regions.
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
Results of Operations for the Year ended December 31, 2008 Compared to the Year ended December 31, 2007
Revenues
Revenue for the year ended December 31, 2008 was $114.7 million as compared to $102.2 million during 2007, representing an increase of $12.5 million. This increase was due to: (i) a $13.0 million net increase in fixed satellite services composed of new contracts of $2.6 million, and an increase in non-renewal contracts in an aggregate amount of $12.5 million, which was partially offset by contract cancellations of $2.1 million; (ii) a net decrease of $1.8 million for broadband satellite services provided by Enlaces mainly for the reduction of equipment sales (Enlaces revenues were $13.3 million in 2008 compared to $15.1 million in 2007); and (iii) a net increase in programming distribution services of $1.3 million due to an increase number of suscribers (Alterna’TV revenues were $8.1 million in 2008 compared to $6.8 million in 2007). Revenues for 2008 reflect $44.4 million of revenue from Satmex 6 compared to $33.2 million in 2007.
Costs and Expenses
Operating expenses decreased to $99.0 million in 2008 (86.3% as a percentage of revenues), from $108.1 million in 2007 (105.8% as a percentage of revenues), as described below.
Operating Costs
Operating costs, which relates to fixed satellite services, programming distribution services, and broadband satellite services, and consists primarily of annual renewals of satellite insurance, the related personnel costs, and orbital incentive provision, decreased to $20.5 million in 2008 (17.8% as a percentage of revenues) as compared to $28.5 million in 2007 (27.9% as a percentage of revenues). The net decrease of $8.0 million is attributable (i) a decrease of $7.3 million in cost of satellite services attributable to a (a) decrease of $6.9 million in orbital incentive provision, according to which in the event that a transponder is a successfully operating transponder at the end of the specific operational lifetime and Satmex continues to use it for telecommunications purposes, then Satmex shall pay to the supplier daily payments for each successfully operation transponder (C-, Ku- and L- bands); (b) a decrease of $0.7 million in satellite insurance premiums, partially offset by (c) an increase of $0.3 million in personnel cost; (ii) an increase of $0.9 million in programming distribution cost; and (iii) a decrease in broadband satellite cost of $1.6 million, mainly for the reduction of equipment sales.
Reversal of Provision for Orbital Incentive
The orbital incentive provision was reversed in accordance with a settlement agreement signed in 2008, including a final payment of $1.0 million.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensation, professional fees (legal, tax and auditing fees) and allowance for doubtful accounts, were $25.7 million in 2008 (22.4% as a percentage of revenues) as compared to $26.5 million in 2007 (25.9% as a percentage of revenues). The net decrease of $0.8 million is primarily due to a decrease of $3.4 million in salaries and employee compensation, primarily represented by a reduction in the payments made to former executives under their severance package since their departures in 2007. This decrease was offset by an increase of $1.2 million in professional fees, an increase of $0.4 million in advertising, an increase of $0.2 million in commercial agent fees and an increase of $0.8 in other expenses.

Depreciation and Amortization
Depreciation expense was $32.8 million in 2008 and $37.3 million in 2007. The decrease of $4.5 million was due to the fact that certain telecommunication equipment was fully depreciated during 2007. Amortization expenses related to our concessions and intangible assets were $27.0 million in 2008 and $15.8 million in 2007. The net increase of $11.2 million is due to the effect that the contract backlog schedule of amortization established a charge in 2008 higher than in 2007. As of November 30, 2006 the Company recognized in connection with the adoption of fresh-start reporting an increase in intangible assets (Contract backlog, customer relationship, internally developed software and landing rights) which reflect the values that arise from Satmex’s assets valuation and fair value.
Other income
In June 2004, Satmex filed a proof of claim against a former customer, arising out of the former customer’s rejection of a contract. In 2008, Satmex recovered approximately $4.6 million of the claim.
Operating Income/Loss
Our operating income for 2008 was $20.3 million. For 2007, we had an operating loss of $5.9 million due to the above mentioned reasons.
Interest Expense
Total interest cost for the year of 2008 was $48.5 million compared to $51.7 million in 2007. Our interest cost varies with changes in interest rates.
Net Foreign Exchange Gain/Loss
We recorded a foreign exchange loss in 2008 of $1.8 million as compared to $0.1 million foreign exchange gain for the corresponding period in 2007 mainly due to the depreciation of Mexican peso against the dollar. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
For the year ended December 31, 2007, Satmex applied the different income tax rates according to the estimated date of reversal. For the year ended December 31, 2008, we recorded income tax expense of $6.8 million on a loss before income taxes of $28.5 million, yielding a negative effective rate of 24%, while for 2007 we recorded income tax expense of $0.9 million on a loss before income taxes of $55.8 million, yielding a negative effective rate of 2%. The change from 2008 to 2007 is due to the fact that during 2008 we made IETU payments of $1.0 million and recognized $4.7 million of deferred IETU tax, in accordance with Statement of Financial Accounting Standard (“SFAS”) 109 Accounting for Income Taxes.
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders was $35.6 million in 2008 and $57.5 million in 2007.
Results of Operations for the Year ended December 31, 2007 Compared to the Year ended December 31, 2006
Revenues
Revenue for the year ended December 31, 2007 was $102.2 million as compared to $95.1 million during 2006. Revenue in 2006 includes $23.0 million related to a lease with Loral Skynet, which was accounted for as a sales-type lease. Excluding the revenue recorded in connection with such sale-type lease, revenue for 2007 increased $30.1 million compared to 2006. This increase was due to: (i) a $16.2 million net increase in fixed satellite services composed of $2.1 million in new contracts, and an increase in non-renewal contracts in an aggregate amount of $15.3 million, partially offset by contract cancellations of $1.2 million; (ii) a net increase of $13.7 million for broadband satellite services provided by Enlaces (Enlaces revenues were $15.1 million in 2007 compared to $1.4 million in 2006); and (iii) a net increase in programming distribution services of $0.2 million (Alterna’TV revenues were $6.8 million in 2007 compared to $6.6 million in 2006). Revenues for 2007 reflect $33.2 million of revenue from Satmex 6 compared to $5.0 million in 2006 (Satmex 6 began service on July 31, 2006).

Operating Expenses
Operating expenses decreased to $108.1 million in 2007 (105.8% as a percentage of revenues) from $109.6 million in 2006 (115.3% as a percentage of revenues), as described below.
Operating Costs
Operating costs, which relates to fixed satellite services, programming distribution services, and broadband satellite services, consists primarily of annual renewals of satellite insurance, the related personnel costs and orbital incentive provision, decreased to $28.5 million in 2007 as compared to $37.9 million in 2006. The net decrease of $9.4 million is attributable to a decrease of $20.2 million related to the cost of the sales-type lease with Loral Skynet’ offset partially by a net increase of $0.8 million in the cost of satellite insurance due to commencement of operations by Satmex 6 in July 2006, the corresponding cost of the new operations of broadband satellite cost of $3.7 million, the $5.8 million in orbital incentive provision to the contractor of the satellite Solidaridad 2 and $0.5 million in other operating costs.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensation, professional fees (legal, tax, and auditing fees) and allowance for doubtful accounts, were $26.5 million in 2007 as compared to $13.7 million in 2006. This increase is primarily due to: (i) an aggregate of $4.2 million paid in salaries and employee compensation primarily comprising payments to four former executives owed to them as a part of their severance package in connection with their departures in 2007 and management bonuses paid or accrued for services in all capacities and wage taxes; (ii) an increase of $3.9 million in allowance for doubtful accounts in 2007 ($0.4 million of customers’ allowance was recognized in expenses, and in 2006 $3.5 million of the provision regarding related party accounts was reversed due to the change in our assessment of recoverability based on an improvement of Enlaces’ financial condition); (iii) an increase of $2.9 million of expenses related to the Company’s selling process; and (iv) a $3.3 million increase of other fees. These increases were partially offset by a decrease of $0.5 million for commercial agent fees and a decrease of $1.0 million for other expenses.
Depreciation and Amortization
Depreciation expense was $37.3 million in 2007 and $42.9 million in 2006. The decrease of $5.6 million was due to a $15.3 million adjustment of the value of the satellites for the recognition of the fresh-start reporting on November 30, 2006, which was offset by an increase in depreciation of Satmex 6 of $9.7 million. Satmex 6 entered into commercial service in July 2006; therefore, there was no depreciation in the first half of 2006. Amortization expenses relating to our concessions and intangible assets were $15.8 million in 2007 and $15.2 million in 2006. The net increase of $0.6 million is due to the amortization of $11.2 million derived from the contract backlog, public telecommunication network, and customer relationships, as well as from assets recognized as a result of the adoption of the fresh-start reporting on November 30, 2006, partially offset by a decrease of $10.6 million resulting from the adjustment of the value of the concessions also resulting from fresh-start reporting.
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
Net Foreign Exchange Gain/Loss
We recorded a foreign exchange gain in 2007 and 2006 of $0.1 million and $5.6 million, respectively. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate. The difference is primarily due to the fact that, beginning September 7, 2005, the previous fixed rate notes (cancelled on November 30, 2006) were converted into unidades de inversión (UDIs), in accordance with the Mexican LCM, which resulted in the recognition of a $5.6 million exchange gain in 2006.
Income Tax
For the year ended December 31, 2006, Satmex applied the different income tax rates according to the estimated date of reversal. For the year ended December 31, 2007, we recorded income tax expense of $0.9 million on a loss before income taxes of $55.8 million, yielding a negative effective rate of 2.0%, while for 2006 we recorded income tax expense of $19.0 million on a loss before income taxes of $63.1 million, yielding a negative effective rate of 30%. The change in effective rate from 2006 to 2007 is due primarily to the reduction of non-deductible expenses in 2007, inflation effect and valuation allowance.
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders was $57.5 million in 2007 and $83.4 million in 2006.
Inflation and Foreign Exchange Fluctuations
During 2008, 2007, and 2006, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor) as provided by Banco de México, were 6.53%, 3.75%, and 4.05%, respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in U.S. dollars. Our customer contracts are also denominated in U.S. dollars. However, high inflation rates would affect peso-denominated expenses, such as payroll and rent, and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. We do not use foreign currency hedges.
Capital Expenditures
Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $6.5 million, $2.4 million, and $47.4 million in 2008, 2007, and 2006, respectively. Capital expenditures related to the construction of Satmex 7 were $3.5 million in 2008 and $0.4 million in 2007. Capital expenditures related to the construction and launch of Satmex 6 were $45.3 million in 2006. Capital expenditures since December 1, 2006 were made in compliance with Section 4.30 of the First Priority Indenture.
During 2008, 2007, and 2006, Satmex invested $3.0 million, $2.0 million, and $2.1 million, respectively, in electronic, data, and processing (“E.D.P.”) equipment, infrastructure, and vehicles.

The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2008	2007	2006
	(in millions of U.S. dollars)
Acquisition of property, furniture and equipment	$3.0	$2.0	$2.1
Acquisition of Satmex 7	3.5	0.4	—
Acquisition and launch of Satmex 6	—	—	45.3

Total	$6.5	$2.4	$47.4

We expect total capital expenditures in 2009 to be in excess of $31.8 million, mainly attributable to the construction of Satmex 7, previous consent from bondholders in accordance to indentures. Our capital expenditures may vary significantly from these projections as we respond to competitive pressures and capitalize on market opportunities as they become available.
We have historically funded our capital expenditures with cash from operations, capital increases, and long-term debt, and we anticipate funding 2009 capital expenditures with cash flows from operations and financing.
Total Debt
At December 31, 2008 and 2007, we had total debt of $406.3 and $393.2 million, respectively. The debt represents the issuance of First Priority Notes and Second Priority Notes issued in accordance with the Plan of Reorganization. The increase was due to the interest capitalized in accordance with the terms of Second Priority Indenture.
Liquidity and Capital Resources
We generally rely on cash generated from our operations, capital increases, and long-term debt to fund our working capital needs and capital expenditures. Our principal uses of funds are cash used in connection with our operations, interest payments, capital expenditures and the repayment of debt. We expect cash flow generated from our operations to be sufficient to fund our working capital needs and capital expenditures in 2009, except for the construction of Satmex 7. We anticipate to finance any future capital expenditures, including the construction of Satmex 7, with cash generated from operations and long-term debt. There can be no assurance that we will be able to generate liquidity by issuing such long-term debt, or that such long-term debt could be issued on terms acceptable to us.
In recent years, as a consequence of the performance of operating activities, we have experienced working capital improvements. As of December 31, 2008 we had cash and cash equivalents of $58.2 million, and a working capital surplus of $59.4 million. We may continue to face liquidity constraints as a result of increased capital expenditures in connection with the expansion and upgrade of our satellite network. We cannot assure you that we will not face similar liquidity constraints in the future. Additionally, long-term disruptions in the capital and credit markets as a result of uncertainty due to the current global recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. Recent financial market disruptions have made it more difficult for us to raise additional capital, and may continue to impact our ability to raise capital on acceptable terms or at all.
The terms of our existing indebtedness contain covenants that restrict our sources and uses of liquidity. They limit, among other things, our ability to incur additional indebtedness (including mandatorily redeemable preferred stock); enter into sale/leaseback transactions; transfer or dispose of concessions and other assets; issue preferred stock; permit the issuance of stock of certain subsidiaries; merge, consolidate, or transfer substantially all of our assets; make capital expenditures; pay dividends or make other distributions; apply the proceeds of insurance payments or asset sales (and use the proceeds thereof); or enter into certain transactions with shareholders or affiliates. Under the indentures governing our existing indebtedness, subject to certain exceptions, we are not permitted to incur more than $4 million per year or $7 million in the aggregate of unsecured indebtedness. Although we are permitted to borrow larger amounts on a subordinated basis for the purpose of acquiring an additional satellite (such as Satmex 7), such borrowings will only be permitted if our consolidated leverage ratio and consolidated interest ratio are less than 7.0 and greater than 1.75, respectively. We may not be able to access financing on terms acceptable to us or permitted by our existing indentures, if at all. For a description of the covenants contained in the indentures governing the terms of our existing indebtedness see “The First Priority Notes” and “The Second Priority Notes”.
Sources and Uses of Cash
Year ended December 31, 2008 compared to the year ended December 31, 2007
Taking into account our cash flows from operating activities, financing activities and investing activities, our total cash balance as of December 31, 2008 was $58.2 million compared to $37.2 million as of December 31, 2007.

Operating Activities
Our net cash provided by operating activities for the year ended December 31, 2008 was $27.6 million compared to $15.1 million for the year ended December 31, 2007. The increase was due to an improvement in the operation of the Company, reflected in a reduction of its net loss.
Investing Activities
Our net cash used by investing activities for the year ended December 31, 2008 was $6.5 million compared to $2.4 million for the year ended December 31, 2007. The main increase was due to the construction in-progress of Satmex 7 of $3.5 million.
Year ended December 31, 2007 compared to the year ended December 31, 2006
Taking into account our cash flows from operating activities, financing activities, and investing activities, our total cash balance as of December 31, 2007 was $37.2 million compared to $24.5 million as of December 31, 2006.
Operating Activities
Our net cash provided by operating activities for the year ended December 31, 2007 was $15.1 million compared to $13.1 million for the year ended December 31, 2006. The increase was due to an improvement in the operations of the company reflected in a reduction of its net loss.
Investing Activities
Our net cash used by investing activities for the year ended December 31, 2007 was $2.4 million compared to $43.4 million for the year ended December 31, 2006. The decrease was due to the launch of Satmex 6 in July 2006.
Our total cash balance as of June 23, 2009 was $84.6 million compared to $58.2 million on December 31, 2008.
Contractual Obligations and Other Commercial Commitments
The following table shows our aggregate contractual obligations and other commercial commitments as of December 31, 2008 (in thousands).

	Payments Due By Period
		Less than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years
Debt and related interest accrued as of December 31, 2008(1)	$587,502	$29,735	$300,873	$256,894	$—
Operating leases(2)	2,463	493	985	985	—
Other long-term obligations(3)	4,261	426	852	852	2,131

Total contractual cash obligations	$594,226	$30,654	$302,710	$258,731	$2,131

Other Commercial Commitments:
Maintenance	$5,538	$1,864	$2,152	$1,522	$—

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

The First Priority Notes
On November 30, 2006, we issued our First Priority Notes in an aggregate principal amount of approximately $238.2 million due 2011. The First Priority Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Second Priority Notes. The First Priority Notes are secured by a first priority lien on substantially all of our assets, which is senior to the lien securing our Second Priority Notes. The First Priority Notes are effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the First Priority Notes. To the extent the value of the collateral securing the First Priority Notes is less than the amounts owing thereunder, the rights of the holders thereof will be pari passu with the rights of the holders of the Second Priority Notes and most of our other liabilities. The First Priority Notes bear interest at a rate based on LIBOR and are redeemable at our option for a redemption price equal to (i) outstanding principal, plus (ii) accrued and unpaid interest, plus (iii) certain tax liabilities of holders of the Notes that we must reimburse, plus (iv) an optional redemption premium equal to 3%, 2% or 1% or the redeemed principal amount for redemptions made in the first, second or third year, respectively, following the issue date, plus (v) certain indemnification amounts applicable if the First Priority Notes are redeemed on a day other than a scheduled interest payment date.
On June 17, 2009, the company received notice that the holders of more than fifty percent (50%) of the outstanding aggregate principal amount of the First Priority Notes appointed U.S. Bank National Association as successor of HSBC Bank USA, National Association (“HSBC”) as trustee under the First Priority Indenture and as collateral trustee under the First Priority Collateral Trust Agreement. U.S. Bank National Association has accepted its appointment as successor trustee under the First Priority Indenture and has assumed all of the rights, powers and duties of HSBC thereunder.  The removal of HSBC as collateral trustee and the appointment of U.S. Bank National Association as its successor shall become effective upon U.S. Bank National Association’s acceptance of such appointment.
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

In addition, we must pay additional amounts to the holders of the First Priority Notes if they incur certain tax liabilities as a result of the transactions contemplated by the First Priority Indenture. Upon the occurrence of a change of control, the holders of the First Priority Notes have the right to require us to redeem their Notes. Under the First Priority Indenture, we must publish audited, unqualified financial reports on our website, comply with the periodic reporting requirements applicable to non-U.S. reporting companies under the Exchange Act, periodically file Forms 20-F and 6-K with the SEC, and file such reports on Form 6-K as would be required to be reported on Form 8-K upon the occurrence of an event required to be reported therein. We also must procure and maintain certain levels of insurance, including, subject to certain exceptions, $25 million in excess of the replacement cost of each satellite (except for Solidaridad 2). The events of default under the First Priority Indenture include various events of default customary for similar issues of notes, including, among others the failure to pay principal and interest when due, cross-acceleration and certain events of bankruptcy, insolvency and reorganization. In addition, the First Priority Notes contain covenants that require the redemption of notes to the extent that our excess cash flow in any quarter exceeds $5.0 million and impose limits on our spending for capital expenditures.
We may from time to time, as market conditions warrant, repurchase our outstanding debt securities for cash in open market purchases or privately negotiated transactions.
The Second Priority Notes
On November 30, 2006, we issued the Second Priority Notes in an aggregate principal amount of $140 million (as of December 31, 2008 was $168.1 million), which mature in 2013. The interest rate on the Second Priority Notes is 10.125% per annum. We are required to make interest payments on the Second Priority Notes quarterly on the last day of February, May, August and November until maturity. Interest on the Second Priority Notes was payable in-kind in 2007. From February 2008 through November 2011, 2% of the Second Priority Notes will bear interest payable in cash and 8.125% will bear interest payable in-kind, after which time all interest on the Second Priority Notes will be payable in cash. Our ability to make payments in kind may be restricted if we incur additional indebtedness or redeem the First Priority Notes early. The Second Priority Notes are secured by a second priority lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the second lien on the collateral securing the Second Priority Notes.
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

In addition, we must pay additional amounts to the holders of the Second Priority Notes if they incur certain tax liabilities as a result of the transactions contemplated by the Second Priority Indenture. Upon the occurrence of a change of control, the holders of the Second Priority Notes have the right to require us to redeem their Notes. Under the Second Priority Indenture, we must publish audited, unqualified financial reports on our website, comply with the periodic reporting requirements applicable to non-U.S. reporting companies under the Exchange Act, periodically file Forms 20-F and 6-K with the SEC, and file such reports on Form 6-K as would be required to be reported on Form 8-K upon the occurrence of an event required to be reported therein. We also must procure and maintain certain levels of insurance. The events of default under the Second Priority Notes Indenture include various events of default customary for similar issues of notes, including among others, the failure to pay principal and interest when due, cross-acceleration and certain events of bankruptcy, insolvency and reorganization. In addition the Second Priority Notes contain covenants that require the redemption of the Second Priority Notes to the extent that all of the First Priority Obligations and any Refinanced First Priority Securities have been paid in full or otherwise discharged and our excess cash flow in any quarter exceeds $5.0 million and impose limits on our spending for capital expenditures.
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
Useful Lives of Satellites
Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites. The estimated useful life is based on the satellites’ design life.
The estimated useful lives of our in-orbit satellites, as of the commencement of their useful life, were:

Solidaridad 2	14.5 years
Satmex 5	15 years
Satmex 6	15 years
Solidaridad 2, Satmex 5 and Satmex 6 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994, January 22, 1999 and July 1, 2006, respectively. The satellite manufacturers provide the propellant mass and estimated lifetime when the satellites are handed over at the end of the orbit testing. To estimate the remaining fuel, the bookkeeping method is used, which consists of subtracting from the propellant mass the fuel used after each maneuver executed.

Costs incurred in connection with the construction and successful deployment of our satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance, construction period interest and the estimated value of satellite incentive payments. Capitalized interest related to the construction of Satmex 7 was $0.2 million for the year ended December 31, 2008. There was no capitalized interest related to Satmex 6 in 2006. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. Losses from unsuccessful launches and in-orbit failures of our satellites, net of insurance proceeds, are recorded in the period in which they occur.
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
Goodwill and Other Intangible Assets
Goodwill and other intangible assets represent the amount by which our reorganization equity value exceeds the fair value of our net assets (exclusive of debt obligations) in accordance with the provisions of SFAS 141, as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is not amortized and is subject to an annual impairment test which we perform in the fourth quarter of each fiscal year. Goodwill was allocated to our reporting unit level (operating segment or one level below an operating segment). SFAS 142 requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit, in accordance with SFAS No. 157, Fair Value Measurements, is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. We completed our annual goodwill impairment test in the fourth quarter of 2008 and determined that goodwill was not impaired.
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
Income Tax
We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. The enactment of IETU required Satmex’s management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates. Such financial forecasts were based on our management’s best estimate of the taxable income of Satmex and its subsidiaries; the forecasts and projections are sensitive to operational and financial changes that Satmex and its subsidiaries might experience in the future. If, in a certain period, due to unforeseen circumstances Satmex or any of its subsidiaries incur a tax different than forecasted, if said event is considered temporary or circumstantial, Satmex shall continue to only recognize the deferred tax based on its original forecast. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Deferred income tax assets are reduced by any benefits that, in our opinion, more likely than not will not be realized.

Revenue Recognition
1. Alterna’TV
On a monthly basis, Satmex estimates the number of subscribers to Alterna’ TV for each purchaser of its programming distribution services according to the contractual value of each subscriber for purposes of calculating the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material, and we believe our estimates of revenues are appropriate.
2. Sales of antennas and installation services
The public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, we recognize revenue upon our customer’s formal acceptance of products and services.
Allowance for Doubtful Accounts
We evaluate our allowance for doubtful accounts receivable on a regular basis. Such analysis involves a review of the payment and credit history of specific accounts. Where we determine an allowance is required, such allowance is created in the period for which we believe that collection of the account has become doubtful. After an allowance is applied, the reversal of such allowance only occurs in the period of payment or in the period in which a change in circumstance has occurred that provides strong evidence to support the collectability of the receivable.
Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liability (“SFAS 159”). SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 became effective for us on January 1, 2008. The adoption of this new accounting principle did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities. On October 10, 2008, the FASB issued Staff Position (“FSP”) FAS No. 157-3 (“FSP 157-3”), Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 is effective upon issuance. SFAS 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115. SFAS No. 159 permits a company to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. The Company has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, including: (a) changes the way the consolidated balance sheet and consolidated income statement are presented; (b) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a change of control or deconsolidation; (c) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (d) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations—a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize 100% of the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs, among various other modifications to SFAS No. 141. SFAS No. 141(R) also amends SFAS No. 109, Accounting for Income Taxes, to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. SFAS No. 141(R) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception of the amendments to SFAS No. 109, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. Early adoption is prohibited. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133. SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions.  The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for periods beginning after November 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Asset. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC).

The Company is in the process of determining the impact of adopting the new accounting standards on its consolidated financial position, results of operations and cash flows.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 (a) amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 must be applied to transactions prospectively, but the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not anticipate that the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations-a replacement of FASB No. 141 (“SFAS 141 (R)”). SFAS 141 (R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS 141 (R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS 141 (R) (non-prospective); otherwise, SFAS No. 141 (R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141 (R) will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting standard on its consolidated financial position, results of operations and cash flows.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS 161 is effective for periods beginning after November 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Asset (“SFAS 142”). The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC).

ITEM 6. Directors, Senior Management and Employees
Directors

				Series
Name	Position	Age	Period of Service	Representing
Luis Rebollar Corona	Chairman of the Board and Director	72	Since November 30, 2006	A
Vicente Ariztegui Andreve	Director	55	Since November 30, 2006	A
Erwin Starke Fabris	Director	55	Since November 30, 2006	A
José Manuel Canal Hernando	Director	69	Since September 19, 2007	A
Richard Mastoloni	Director	44	Since November 30, 2006	B
David Meltzer	Director	49	Since September 19, 2007	B
James Duplessie	Director	50	Since September 19, 2007	B
Luis Alfonso Nicolau Gutiérrez	Alternate Director	51	Since September 19, 2007	B
John H. Stevens	Alternate Director	61	Since November 30, 2006	B
On October 31, 2008 Mr. David Meltzer resigned from his position. According to article twentieth of the bylaws of the Company, the resignation of a Director will become valid when a new director is appointed by the annual shareholders meeting. In this regard and until the 2009 annual shareholders meeting is held, Mr. David Meltzer -formally remains a Director of the Company, and Mr. John Stevens is acting in his place as an Alternate Director.
Non-Members

Name	Position	Age	Period of Service
Luis Rubio Barnetche	Secretary of the Board of Directors	46	Since August 4, 2008
Bertha Alicia Ordaz Avilés	Alternate Secretary of the Board of Directors	36	Since August 4, 2008
Daniel del Barrio Burgos	Statutory Examiner	55	Since September 19, 2007
Senior Management

Name	Position	Age	Period of Service
Patricio E. Northland	Chief Executive Officer	54	Since May 2008
Luis Fernando Stein Velasco	Chief Financial Officer	50	Since November 2008
Dionisio Manuel Tun Molina	Vice President of Engineering and Satellite Operations	46	Since May 2006
Clemente Humberto Cabello Alcérreca	Vice President Business & Development	39	Since January 2009
Alejandro Camberos Chacon	Director Strategic Planning	45	Since July 2007
Leticia María Concepción Soto Walls	Director of Human Resources, Development & Administration	45	Since October 2008
Pablo Manzur Bernabeu	General Counsel	36	Since June 2009
John Mays Compton	Chief Executive Officer of Enlaces	54	Since December 2008
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
Erwin Starke Fabris. Mr. Starke has been a Director and member of the Audit and Compensation Committee of Satmex since November 30, 2006. He has been a managing partner at Secured Capital, S.A. de C.V. since 2004, and he is a founding partner of Capital Access, S.C., an investment banking boutique which merged into Secured Capital S.A. de C.V. Prior to his independent practice as an investment banker, from 1990 to 1999, Mr. Starke served as Mexico Representative for Merrill Lynch, Pierce, Fenner & Smith Inc. Before that he served as head of investment banking and international corporate finance at InverMexico, Casa de Bolsa, S.A. de C.V., from 1988 to 1990. He also previously acted as Executive Vice President of Corporate and International Banking at Banca Confía, S.N.C. Mr. Starke began his career as account officer at Citibank, N.A. in New York in 1979 and served in that capacity until 1985 when he became Vice President of Corporate Restructuring. Mr. Starke has served on the boards of several small companies engaged in technology. He received his graduate degree from Stanford University and his undergraduate degree with honors in electronic engineering from the Universidad Iberoamericana.
José Manuel Canal Hernando. Mr. Canal has been Director and Chairman of the Audit and Compensation Committee of Satmex since September 19, 2007. Previously he acted as Statutory Examiner of Satmex. Since 2000, he has been an independent consultant and director of several registered corporations in Mexico and the U.S. Currently he is Director of Banco Compartamos, S.A. and a director of Fomento Económico Mexicano, S.A.B. de C.V., FEMSA; Coca-Cola FEMSA, S.A. de C.V., Alsea, S.A.B. de C.V. and Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc).
Richard Mastoloni. Mr. Mastoloni has been a Director of Satmex since March 10, 2005. and is corporate Vice President and Treasurer of Loral Space & Communications. Mr. Mastoloni is a member of the executive management team that oversees the operations of Loral’s businesses worldwide and he is on the board of several of Loral’s operating divisions and subsidiaries. At Loral, Mr. Mastoloni has completed billions of dollars in investments, acquisitions, financings and joint ventures and has primary responsibility for managing institutional relationships and overseeing corporate finance and treasury operations. Prior to joining Loral, Mr. Mastoloni spent 11 years as a banker for J.P. Morgan Securities in the Technology, Media and Telecom and Mergers and Acquisitions groups. Mr. Mastoloni has a B.A. in Economics from the University of Vermont and an M.B.A. with honors from Columbia University.

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
John H. Stevens. Mr. Stevens has been an Alternate Director of Satmex since November 2006. Mr. Stevens is a former Managing Director of J.P. Morgan Chase Bank, from which he retired in 2006 after a 30 year career. At J.P. Morgan Chase he headed Latin America Special Loans, and prior to that was the Group Credit Officer for Latin America. Earlier career assignments included a Senior Credit Officer position in the U.S. Banking and Corporate Division and postings in Venezuela and Mexico. Mr. Stevens presently serves as board member or advisor to several organizations. He holds an M.B.A. degree from the Wharton School, University of Pennsylvania and a B.A. degree from Trinity College, Hartford, Connecticut.
Luis Rubio Barnetche. Mr. Rubio has been Secretary, non-member of the Board of Directors, since August 4, 2008. Mr. Rubio has been a partner in the Mexico City law firm Rubio Villegas y Asociados, S.C. Mr. Rubio holds a law degree from the Universidad Panamericana; a Master of Laws in Comparative Jurisprudence from the New York University School of Law; as well as a degree on the Owners President Management Program from the Business School of Harvard University. Mr. Rubio is the former Director of Legal Analysis of the Office for the Negotiation of the Free Trade Agreement, of the Ministry of Commerce. Mr. Rubio has also worked as foreign associate at Arnold & Porter in Washington, D.C., and he is a member of the Mexican Bar Association and of the Mexican Trade Consulting Association.
Bertha Alicia Ordaz Avilés. Ms. Ordaz has been Alternate Secretary, non-member of the Board of Directors of Satmex since August 4, 2008. Ms. Ordaz is a Senior Associate at Rubio, Villegas y Asociados, S.C. since 2000, and has represented different companies (including telecommunications operators) in a number of mergers and acquisitions, regulatory matters and antitrust proceedings. From December 1996 through August 1999, Ms. Ordaz was Legal Advisor to the General Director for the Management of Assets of the Presidency of the Republic of Mexico. Ms. Ordaz holds a Law Degree from the Universidad de las Américas — Puebla, Mexico (1996); an LL.M. from the New York University School of Law (2000), as well as an M.B.A. from the Australian National University (2005).

Daniel del Barrio Burgos. Mr. del Barrio has been Statutory Examiner, no voting member, of Satmex since September 19, 2007. Mr. del Barrio has been a partner in the Mexico City office of Deloitte since 2002, where he serves as Risk & Reputation Leader. He was partner at Ruiz, Urquiza (Arthur Andersen) from 1985 to 2002, where he lead the Chemical and Manufacturing industry groups and served as Country Audit Director, Director of the Industry program for Latin America, Director of the Products Industry group and Leader of the Global Account Development Program (Global 1000) for Latin America. Mr. del Barrio holds a B.A. from Universidad La Salle in Mexico City.
Patricio E. Northland. Mr. Northland was appointed Chief Executive Officer on May 1, 2008,. Prior to joining Satmex, for the last five years Mr. Northland was the Chief Operating Officer and Managing Director of Agcert International, a company that produces and sells emissions reductions. Mr. Northland was the founder, CEO, and Chairman of Firstcom Corporation for over 8 years, company that was merged with AT&T Latin America, Corp. He held the position of Chairman, President and Chief Executive Officer of AT&T Latin America, Corp. between 2000 and 2003, and was responsible for founding the telecommunications firm Americatel Corporation/Northland Communications, as well as the Northland Capital Group, which provides expertise on strategic and operational matters to international clients. Mr. Northland has extensive experience in the telecommunications and satellite industries, having served as Vice President of PanAmSat from 1988 through 1991, a director of Intelsat from 1983 through 1987, and a Systems Engineer at Comsat from 1981 to 1983. He holds a B.A. degree in Electrical Engineering from the University of Chile, an M.S. degree in Science Communications from George Washington University, and a M.B.A. from the University of Chicago.
Dionisio Manuel Tun Molina. Mr. Tun has been our Vice President of Engineering and Satellite Operations since May 1, 2006. He is responsible for the operation of our satellites and for our control centers. Mr. Tun joined Satmex in June 1997 as Assistant Director of Satellite Control.  Between 1997 and 2006, he has held the positions of Director of Satellite Operations and Executive Director of Engineering and Satellite Operations. From 1984 to 1997, he held various positions at Telecomunicaciones de México (TELECOMM), including Manager of Satellite Control, Orbital Dynamics Department Chief and Orbital Dynamics Analyst. Mr. Tun has a Ph.D. in Science, with a specialization in Physics. Mr. Tun has received various awards including the Justo Sierra Medal for his contribution to science in Mexico and the Lázaro Cárdenas Award for best average in the Bachelor’s Degree in Physics and Mathematics (Class of 1984). Mr. Tun has published more than ten research articles in magazines of international circulation and was member of the National System of Researchers from 1988 through 1995. From 1983 to 1992 he was also professor at the Instituto Politécnico Nacional in Physics and Mathematics.
Luis Fernando Stein Velasco. Mr. Stein joined the Company in November 2008 as Chief Financial Officer. Mr. Stein has held positions, through many years, with companies listed in the Mexican Stock Market, including two of the largest that operate in Mexico (Grupo Televisa and Grupo Modelo). He has also worked in banks with global presence, including HSBC, formerly Banco Internacional. From 2005 to 2008, he was Director of Finance and Administration of the distribution of Grupo Modelo S.A.B. de C.V., among other positions, he was CFO of T1MSN (a subsidiary of Microsoft) between 2000 and 2003, and CFO of Editorial Televisa S.A. de C.V. between 1998 and 2000, a subsidiary of Grupo Televisa, S.A.B. Mr. Stein is an Economist and holds a master’s degree in Mathematics Applied to Economy by the Centro de Investigación y Docencia Económicas, and an M.B.A. from the Massachusetts Institute of Technology (MIT).
Clemente Humberto Cabello Alcérreca. Mr. Cabello was named Business Development Vice President in January 2009. Mr. Cabello joined the Company as the Director of Strategic Planning in June 1998. From 1999 to 2000 he worked as Director of Sales Administration. From 2001 to 2006 he was responsible for our marketing, sales engineering and customer care activities. From 2003 to 2008 he was the general manager of our business unit Alterna’ TV and from 2007 to 2008 he was also responsible for the management of Enlaces. From 1993 to 1995 and from 1997 to 1998 Mr. Cabello worked as a consultant with McKinsey & Company, Inc. Mr. Cabello holds a B.S. in Actuarial Science from the Instituto Teconológico Autónomo de México, and an M.B.A. from the Wharton School, University of Pennsylvania.

Alejandro Camberos Chacón. Mr. Camberos joined the Company in December 1992 as Statistical Market Analyst. He is in charge of Strategic Planning and manages the offices of the CEO for Strategic Planning purposes. From 1996 to 1998, he participated in the task force charged with supervising the Satmex 5 construction and launch process. Mr. Camberos was a part of the team that developed, launched and operated our business unit Alterna’ TV and developed marketing plan by region and application, which is currently used by our sales force to address different markets.
Leticia María Concepción Soto Walls. Ms. Soto joined the Company in October 2008 in Human Resources Development. From 2002 to 2006, Ms. Soto was in charge of human resources management at DaimlerChrysler Financial Services, and from 1991 to 1995, she held a similar position at CDC Pfizer Consumer Products. Ms. Soto holds a degree in Industrial Relations from the Universidad Iberoamericana, and received a Human Resources Certification from the University of Cambridge.
Pablo Manzur Bernabeu. Mr. Manzur joined the Company in June 2009 as General Counsel. Prior to joining the Company, Mr. Manzur was corporate law clerk at Invex, Stock Brockerage House, S.A. de C.V. from 1995 to 1997; Corporate Manager for Legal Affairs at TV Azteca, S.A. de C.V from 1997 to 1998; Senior Associate at García Velasco, Martínez de Velasco y de Luca, S.C. from 1999 to 2006, and Financing and Legal Director of Contracts at GICSA®, experienced in debt restructuring and financial agreements. Mr. Manzur holds a law degree and a Master in Corporate Law from the Universidad Panamericana in Mexico City. Mr. Manzur is postgraduate professor at the Universidad Panamericana campus Mexico City and Guadalajara.
John Mays Compton. Mr. Compton has been the General Director of Enlaces since December 15, 2008. Prior to joining Enlaces Integra, from September 2007 until September 2008, Mr. Compton was the Vice President for Latin America for Teltronics, Inc. a U.S. based telecommunications manufacturer. From 1994 until 1997, Mr. Compton served as the General Director of 4 different international telecommunications joint venture companies in Russia, Mexico and, most recently, Haiti. After serving in the US military for 5 years, Mr. Compton began his telecommunications career with MCI Telecommunications, Inc. in 1985. Mr. Compton has a bachelor’s degree in Engineering from the United States Military Academy at West Point, New York.
Audit and Compensation Committee
The members of our Audit and Compensation Committee (the Comité Único de Auditoría y Compensaciones, or “CUAC”) are José Manuel Canal Hernando (chairman of the CUAC and member of our Board of Directors), Luis Rebollar Corona (Chairman of our Board of Directors), James Duplessie (member of our Board of Directors), Luis Rubio Barnetche (Secretary non-member of our Board of Directors) and Bertha Alicia Ordaz Avilés (Alternate Secretary non-member of our Board of Directors), who also attend the meetings of the CUAC in such capacity. Erwin Starke Fabris is an alternate member of the CUAC and member of our Board of Directors. Daniel del Barrio Burgos has a permanent seat in the meetings of the CUAC in his capacity as statutory examiner and is a non-member of our Board of Directors, with no voting rights.
Since November 30, 2006, all members of the CUAC are independent directors.
Compensation
Generally, the salary of our employees, including senior management, consists of a base salary as well as a performance bonus paid annually to personnel active as of the date of payment and based on the fulfillment of certain objectives which are reviewed by their supervisors annually. The same applies to Enlaces’ personnel.
Our compensation arrangements with our new Chief Executive Officer, Mr. Northland, provide for a base salary, and a performance-based annual bonus, which is determined by the Board of Directors. In addition, upon the sale of Satmex or certain other events, Mr. Northland would receive a special bonus, contingent upon the completion of certain targets and conditions determined by the Board of Directors.
As of December 31, 2008, the aggregate senior management compensation for services in all capacities, including performance bonuses and severance payments to executives, was approximately $2.8 million.

Our sales personnel’s performance bonuses, including that of our Vice President of Business Development, are based on certain sales objectives and are reviewed and paid four times a year to personnel active as of the date of payment. As of December 31, 2008, we paid or accrued $0.6 million for the performance bonuses of our sales personnel.
During 2008, we paid members of the Board of Directors for their attendance at Board or CUAC meetings an aggregate amount of $0.3 million.
In June 2008, we granted our unionized employees a salary increase of 5%. We are negotiating a new salary increase for 2009.
Employees
As of June 1, 2009, Satmex’s subsidiaries: SMVS Administración, which employs Satmex’s management and administrative personnel and SMVS Servicios Técnicos, which employs Satmex’s technical personnel (all of whom are members of the Television and Radio Labor Union) (collectively, the “Employee Subsidiaries”), had 170 employees, all of whom were located in Mexico, including our Chief Executive Officer, 6 members of our senior management, 113 administrative personnel and 50 members of the Television and Radio Labor Union. All persons working at Satmex now are directly employed by the Employee Subsidiaries with which we have service contracts. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.
In addition, our subsidiary HPS Corporativo was formed in December 2007 to provide human resources support to Enlaces by employing its personnel in all functions. All persons working at Enlaces are now employed through this subsidiary. The number of employees during 2008 was 46.
There are two collective bargaining agreements: one between SMVS Servicios Técnicos and the Television and Radio Labor Union, and the other between the Company and the Television and Radio Labor Union, each for an indefinite term. Under Mexican law, however, the collective bargaining agreements may be reviewed yearly by the parties for adjustments to salaries and once every two years for adjustments to other provisions of the agreement. These collective bargaining agreements also currently provide for union exclusivity, a maximum workweek of 40 hours, company medical and union life insurance, statutory retirement-related severance payments of 14 days pay for each year worked (in addition to general statutory severance benefits guaranteed by Mexican Labor Law), a statutory annual bonus of 33 days salary, an education subsidy, employer-funded social security contributions, a Christmas bonus, and an overtime pay rate premium of 35%. We have very good relations with all of our employees, including our unionized employees.
We are in the process of implementing and communicating the approved code of conduct that will apply to all employees, directors and officers of the Company.

Share Ownership
As of December 31, 2008, the share ownership of Satmex is as follows:

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

ITEM 7. Major Shareholders and Related Party Transactions
Major Shareholders
The Bank of New York, as agent for the benefit of the beneficial holders of the bondholder equity, holds shares through the equity trust trustee representing 78% of our capital, including 43% of our full voting capital. The equity trustee, for the benefit of Servicios (and/or the Mexican government), also holds shares representing 16% of our capital, including 45% of our full voting capital.
Shareholders’ Equity
Our shareholding structure consists of ordinary, nominative class I and class II shares at no par value which are fully subscribed and paid in. The shares are divided into three series. The series A shares (the “Series A Stock”) may only be subscribed or acquired by Mexican nationals under certain mechanisms established in our bylaws. The series B and N shares (the “Series B Stock” and the “Series N stock”, respectively) may be freely subscribed or acquired by anybody including foreign investors.
Other particular terms of our shares are the following:
Series A Stock:
•	Voting: 55% of total common voting rights
•	Preemptive Rights: Equity calls
Series B Stock:
•	Voting: 45% of total common voting rights
•	Preemptive Rights: Equity calls
Series N Stock:
•	Voting: Limited voting rights; may vote only with respect to extension of term, conversion or anticipated dissolution, amendment to Satmex’s corporate purpose or change of Satmex’s nationality
•	Preemptive Rights: Equity calls
Related Party Transactions
Mexican Government
As part of the three Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C band and 206.77 MHz in Ku band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved for the Mexican government will be defined according to applicable law and regulations. In addition, we are required to operate one L band transponder owned by the Mexican government (through Telecomunicaciones de México, or (“TELECOMM”) on Solidaridad 2, until its end of life, or in the replacement satellite of the fleet of Satmex, after Satmex 7 is launched. NeitherSatmex 6 nor Satmex 5 has any L-band transponders.
Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2008, 2007, and 2006, our rental expense under our Property Concession was $504,229, $443,906, and $442,195, respectively.

Service revenue from related parties and the Mexican government amounted to $4.3 million in 2008, $4.7 million in 2007, and $5.1 million in 2006.
Loral Usufructo
In connection with our restructuring agreement, we granted Loral Skynet a Mexican usufructo with respect to seven transponders. Loral Skynet is the beneficiary of one of our shareholders. Pursuant to Mexican law, the usufructo granted to Loral Skynet the right to use and enjoy three transponders until the end of life of the Satmex 5 satellite and the right to use and enjoy four transponders until the end of life of the Satmex 6 satellites, for a total of seven transponders. Such right will not to be affected by, and shall survive, any future transfer of the Satmex 5 or Satmex 6 satellites.
On September 18, 2007 Satmex and Loral Skynet entered into an operational agreement to establish the procedures for the use of the usufructo transponders. Upon the merger of Telesat Canada and Loral, Telesat Canada became the beneficiary of the right to use and enjoy such transponders.
ITEM 8. Financial Information
Legal Proceedings
In the ordinary course of our business, we are from time to time named as a defendant in legal proceedings brought by former employees claiming unjustified discharge or making similar complaints. We believe that these actions are not material individually or in the aggregate and therefore no reserves have been established in connection therewith.
Due to an adverse judgment against the Company, Boeing Satellite Systems International, Inc. brought against the Company a claim for the payment of the amount $8.5 million for the expenses related to the original claim. In June 2008, Satmex entered into a settlement agreement with Boeing Satellite Systems International, Inc., and as a consequence of such settlement agreement, in July 2008, Boeing Satellite Systems International, Inc. withdrew the lawsuit against Satmex.
In 2005, we filed breach of contract claims against Televisión Azteca, S.A. de C.V., Elektra del Milenio, S.A. de C.V. and Biper Comm, S.A. de C.V. (jointly, “Grupo Salinas”). However, the Company has withdrawn the lawsuits submitted against Grupo Salinas, because Elektra del Milenio, S.A. de C.V. has subscribed a Satellite Services Agreement with Satmex.
In February 2009, Satmex entered into a settlement agreement with Nexus International Broadcasting, Inc. (“Nexus”), pursuant to a claim Nexus had brought against Satmex asserting a breach of an Exclusive Distribution Agreement dated March 30, 2005, as well as a violation of federal trademark laws.
Satmex has settled claims against Verestar Inc., a former client that had filed for bankruptcy in United States Bankruptcy Court under a settlement agreement filed on March 31, 2008. The Company received $4.6 million dollars as a consequence of such settlement.
On January 1, 2008, IETU went into effect. Satmex, on the one hand, and its subsidiaries Enlaces, SMVS Administración, SMVS Servicios Técnicos, and HPS Corporativo, on the other hand, have submitted an amparo writ against the IETU law to minimize the Company’s tax burden. A hearing took place before the Seventh District Court of Mexico City on December 22, 2008 and we are awaiting the court’s decision. We cannot assure that the outcome of such amparo will be in our favor, and if resolved against us, our tax burden will increase and may negatively affect our operations.
Dividend Policy
We will not pay cash dividends unless we are permitted to do so under the terms of the First Priority Indenture and our Second Priority Indenture.
See “Item 18 — Financial Statements” for a list of all financial statements filed as part of this Form 20-F.

ITEM 9. Markets
Our capital stock is not publicly traded. Our Notes are not listed on any securities exchange.
ITEM 10. Additional Information
Documents concerning us referred to in this annual report on Form 20-F may be inspected at our corporate offices at Avenida Paseo de la Reforma No. 222, Pisos 20 y 21, Colonia Juárez; 06600 Mexico City, Mexico.
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
The U.S. and Mexico have entered into a Convention for the Avoidance of Double Taxation (“Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of Second Priority Notes are summarized below. The U.S. and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexico withholding tax to which payments of interest on the Second Priority Notes may be subject.
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
Taxation of Interest and Principal
Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the First Priority Notes and the Second Priority Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the Notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation which is in effect; (2) the notes are registered before the National Registry of Securities (Registro National de Valores) (the “Registry”); and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%.
A higher income tax withholding rate (currently and during 2008 up to a maximum of 28%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, that receive more than 5% of the aggregate amount of such payments on the notes are (1) our shareholders that own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.
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
Exchange Rate Risk
During 2008, 2007 and 2006, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 6.53% 3.75% and 4.05% respectively. Our major expenditures, including capital expenses and satellite insurance are not affected by Mexican rates of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, inflation rates would affect peso-denominated expenses such as payroll and rent. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. Approximately half of our costs and expenses are peso-denominated, an amount that represents 18% of our revenue.
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
ITEM 15T. Controls and Procedures
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based upon review, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provided reasonable assurance that information requires to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal Executive Officer and principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). Based on our review under such criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.
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

Remediation of Previously Disclosed Material Weakness
As reported in our Annual Report on Form 20-F for the year ended December 31, 2007, our management previously concluded that a material weakness existed in our internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.
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
Management has concluded that, as of December 31, 2008, the previously reported material weakness has benn remediated. The remediation actions during 2008 include the following: (i) formalize the review and monitoring process related to expense accruals and labor obligations, and (ii) implement additional controls to ensure all significant reviews in these areas are performed timely and accurately.
ITEM 16A. Audit Committee Financial Expert
We have had an audit committee since August 4, 2004. On November 30, 2006, we merged the audit and the compensation committees and created the Compensation and Audit Committee (“Comité Único de Auditoría y Compensación” or “CUAC”).
Since November 30, 2006, all the members of the CUAC are independent directors. Mr. Canal, chairman of the CUAC, qualifies as a financial expert, as defined by the Sarbanes-Oxley Act of 2002, as amended (“SOX”).
ITEM 16B. Code of Conduct
The Board approved a Code of Conduct and is in the process of implementing a notice system (“whistle blowing system”) that will apply to all employees, officers and directors of the Company. An English translation of the code of conduct will be posted on our website www.satmex.com and a copy will be sent upon request.
ITEM 16C. Principal Accountant Fees and Services
The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2008, 2007 and 2006, respectively, were as follows:

	2008	2007	2006
	(Amounts in thousands)
Audit fees (1)	$581	$797	$377
Tax fees (2)	148	85	82

Total fees	$729	$882	$459

(1)
Audit fees: Audit fees in the above table are the aggregate fees billed by GYRU in connection with the audit under U.S. GAAP and Mexican NIF (Normas de Información Financiera) of our annual financial statements and statutory and regulatory audits. Audit fees in 2007 include $408 related to audit procedures with respect to Satmex’s financial restructuring and the application of fresh-start reporting.

(2)	Tax fees: Tax fees in the above table are fees billed by GYRU in connection to financial statements for tax purposes.
Our CUAC must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit. In 2008, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption. The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5% or less of the total revenues paid by the audit client to the accountant during the fiscal year; (b) such services were not recognized at the time of engagement as non-audit services; and (c) such services were promptly brought to the attention of the audit committee and approved by the CUAC prior to completion of the audit.

PART III
ITEM 18. Financial Statements
Please refer to Item 19.
ITEM 19. Exhibits
(a) Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	[F-2]

Consolidated Balance Sheets as of December 31, 2008 and 2007 (Successor Registrant)	[F-3]

Consolidated Statements of Operations for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant), and from January 1 to November 30, 2006 (Predecessor Registrant)
[F-4]

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant), and from January 1 to November 30, 2006 (Predecessor Registrant)
[F-5]

Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant), and from January 1 to November 30, 2006 (Predecessor Registrant)
[F-6]

Notes to Consolidated Financial Statements	[F-8]

Schedule of Valuation and Qualifying Accounts	[F-36]
(b) Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V.†

1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation).††††

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

Exhibit No.	Description

2.4	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its First Priority Senior Secured Notes due 2011.††

2.5
First Priority Mortgage in and over the Mortgaged Assets to secure the First Priority Obligations granted by the Company in favor of, and/or for the benefit of, HSBC Bank USA, National Association, in its capacity as First Priority Collateral Trustee under the First Priority Collateral Trust Agreement for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement.††

2.6
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and Enlaces Integra S. de R.L. de C.V., as the Company.††

2.7
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Servicios Tecnicos, S. de R.L. de C.V., as the Company.††

2.8
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Administracion, S. de R.L. de C.V., as the Company.††

2.9
Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Tecnicos, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee.††

2.10
Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee.††

2.11
Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. as Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank, National Association, as Trustee.††

2.12
Second Priority Collateral Trust Agreement, among Satélites Mexicanos, S.A. de C.V., each of the Second Priority Guarantors named therein, Wells Fargo Bank, National Association, as Indenture Trustee, and Wells Fargo Bank, National Association, as Collateral Trustee, dated as of November 30, 2006.††

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

Exhibit No.	Description

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

2.22
Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V. for the benefit of certain holders of Beneficial Interests in the Irrevocable Administrative Trust Agreement No. F/0 598, dated November 28, 2006.††

2.23
Supplemental Indenture, dated as of December 30, 2008, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.*

2.24
Supplemental Indenture, dated as of January 20, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee.*

2.25	Additional Guarantee Designation, dated December 30, 2008, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV Corporation, as New First Priority Guarantor.*

2.26	Additional Guarantee Designation, dated January 20, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV Corporation, as New Second Priority Guarantor.*

2.27	Joinder, dated January 20, 2009, by Alterna’TV Corporation.*

2.28	Pledge Agreement, dated as of December 30, 2008, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.*

2.29	Pledge Agreement, dated as of January 20, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as Trustee.*

2.30
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.*

Exhibit No.	Description

2.31
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee.*

2.32	Additional Guarantee Designation, dated May 21, 2009, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV International Corporation, as New First Priority Guarantor.*

2.33	Additional Guarantee Designation, dated May 21, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV International Corporation, as New Second Priority Guarantor.*

2.34	Joinder, dated May 21, 2009, by Alterna’TV International Corporation.*

2.35	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.*

2.36	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as Trustee.*

4.1	Satellite Concession 116.8 degrees W. L.†

4.2	Satellite Concession 116.8 degrees W. L.(English Translation)†

4.3	Satellite Concession 113.0 degrees W. L.†

4.4	Satellite Concession 113.0 degrees W. L.(English Translation)†

4.5	Satellite Concession 109.2 degrees W. L.†

4.6	Satellite Concession 109.2 degrees W. L.(English Translation)†

4.7	Property Concession†

4.8	Property Concession (English Translation)†

4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R. L. de C.V.†

4.10
Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000, the Tenth Amendment thereto, dated December 1, 2005 and the Twelfth Amendment thereto, dated February 1, 2006.***

4.11
Thirteenth Amendment, dated September 15, 2006, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.**

4.12
Fourteenth Amendment, dated August 1, 2008, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.*†††

4.13
Fifteenth Amendment, dated February 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.*†††

Exhibit No.	Description

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer.*

12.2	Section 302 Certification of Luis Stein, Chief Financial Officer.*

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer.*

13.2	Section 906 Certification of Luis Stein, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Form 6-K for the month of December, 2006.

†††	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on the date of the filing of this Form 20-F.

††††	Incorporated by reference from the registration’s Amendment to Form T-3 filed on November 22, 2006 (File No. 022-28822).

****	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2007.

***	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2005.

**	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2006.

*	Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ LUIS FERNANDO STEIN VELASCO
Luis Fernando Stein Velasco
Chief Financial Officer
Date: June 29, 2009.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART III
INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007 (Successor Registrant)	F-3

Consolidated Statements of Operations for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant), and from January 1 to November 30, 2006 (Predecessor Registrant)
F-4

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant), and from January 1 to November 30, 2006 (Predecessor Registrant)
F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant), and from January 1 to November 30, 2006 (Predecessor Registrant)
F-6

Notes to Consolidated Financial Statements	F-8

Schedule of Valuation and Qualifying Accounts	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Satélites Mexicanos, S. A. de C. V. and Subsidiaries
We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively, “Satmex”) as of December 31, 2008 and 2007 (Successor Registrant balance sheets), and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant operations) and for the period from January 1 to November 30, 2006 (Predecessor Registrant operations). Our audits also included the financial statement schedule of valuation and qualifying accounts listed in the Index. These financial statements and financial statement schedule are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Satmex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Satmex’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the Successor Registrant consolidated financial statements referred to above present fairly, in all material respects, the financial position of Satmex as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 and for the period from December 1 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Registrant consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of Satmex’s operations and its cash flows for the period from January 1 to November 30, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
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
April 27, 2009
Mexico City, Mexico

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2008 and 2007
(Thousands of U. S. dollars)

	Successor Registrant
	2008	2007
Assets

Current assets:
Cash and cash equivalents	$58,207	$37,176
Accounts receivable — net	17,281	8,181
Due from related parties	385	579
Inventories — net	187	338
Prepaid insurance	3,706	4,054
Deferred income taxes	61	709

Total current assets	79,827	51,037

Satellites and equipment — net	264,149	290,428
Concessions — net	41,007	42,419
Intangible assets — net	27,294	52,860
Guarantee deposits and other assets	715	936
Goodwill	32,502	32,502

Total	$445,494	$470,182

Liabilities and Shareholders’ Deficit

Current liabilities:
Accrued interest	$1,560	$1,351
Accounts payable and accrued expenses	15,844	20,967
Deferred revenue	2,344	2,344
Income tax payable	677	59

Total current liabilities	20,425	24,721

Debt obligations	406,297	393,171
Deferred revenue	65,354	67,698
Labor obligations	461	453
Accrued expenses	263	280
Deferred income taxes	5,091	915

Total liabilities	497,891	487,238

Contingencies and commitments (Note 20)

Minority interest in consolidated subsidiaries	2,673	2,388

Shareholders’ deficit:
Common stock	46,764	46,764
Accumulated deficit	(101,834)	(66,208)

Total shareholders’ deficit	(55,070)	(19,444)

Total	$445,494	$470,182

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Thousands of U. S. dollars)

				Predecessor
	Successor Registrant			Registrant
			For the Period	For the Period
	Year Ended	Year Ended	from December 1	from January 1
	December 31,	December 31,	to December 31,	to November 30,
	2008	2007	2006	2006

Revenues (see Note 16):
Satellite services	$93,248	$80,250	$4,721	$82,323
Programming distribution services	8,136	6,815	557	6,019
Broadband satellite services	13,335	15,136	1,473	—

	114,719	102,201	6,751	88,342

Cost and expenses:
Satellite services (1)	14,126	21,421	2,360	32,526
Reversal of provision for orbital incentive	(6,989)	—	—	—
Programming distribution services (1)	4,162	3,223	213	2,592
Broadband satellite services (1)	2,186	3,824	175	—
Selling and administrative expenses (1)	25,704	26,509	1,687	12,048
Depreciation and amortization	59,807	53,106	6,266	51,780

	98,996	108,083	10,701	98,946

Other income	4,610	—	—	—

Operating income (loss)	20,333	(5,882)	(3,950)	(10,604)

Interest expense	(48,498)	(51,672)	(4,333)	(19,152)
Interest income	1,481	1,650	103	2,711
Net foreign exchange (loss) gain	(1,828)	145	(123)	5,690
Reorganization expenses	—	—	—	(33,447)

Loss before income tax, minority interest and preferred stock dividends	(28,512)	(55,759)	(8,303)	(54,802)

Income tax	6,829	893	311	18,726
Minority interest	285	802	140	—

Consolidated net loss	(35,626)	(57,454)	(8,754)	(73,528)
Preferred stock dividends	—	—	—	1,130

Consolidated net loss applicable to common shareholders	$(35,626)	$(57,454)	$(8,754)	$(74,658)

(1)	Exclusive of depreciation and amortization shown separately below.
See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Deficit)
(Thousands of U. S. dollars, except per share data)

	Common stock		Preferred stock			Total
	Shares		Shares		Accumulated	shareholders’
	issued	Amount	issued	Amount	deficit	equity(deficit)

Predecessor Registrant

Balance January 1, 2006	10,000,000	$389,575	606,730	$31,886	$(242,880)	$178,581

Net loss	—	—	—	—	(73,528)	(73,528)
Preferred stock dividends	—	1,130	—	—	(1,130)	—
Reduction of common stock	(10,000,000)	(285,652)	(606,730)	(31,886)	317,538	—
Debt capitalization	46,874,999	273,779	—	—	—	273,779
Fresh-start adjustment	—	(332,068)	—	—	—	(332,068)

Balance November 30, 2006	46,874,999	46,764	—	—	—	46,764

Successor Registrant

Net loss	—	—	—	—	(8,754)	(8,754)

Balance December 31, 2006	46,874,999	46,764	—	—	(8,754)	38,010

Net loss	—	—	—	—	(57,454)	(57,454)

Balance December 31, 2007	46,874,999	46,764	—	—	(66,208)	(19,444)

Net loss	—	—	—	—	(35,626)	(35,626)

Balance December 31, 2008	46,874,999	$46,764	$—	$—	$(101,834)	$(55,070)

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Consolidated Statements of Cash Flows
Thousands of U. S. dollars)

				Predecessor
	Successor Registrant			Registrant
			For the period	For the period
	Year ended	Year ended	from December 1	from January 1
	December 31,	December 31,	to December 31,	to November 30,
	2008	2007	2006	2006

Cash flows from operating activities:
Consolidated net loss	$(35,626)	$(57,454)	$(8,754)	$(73,528)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Loss on discharge of prepetition liabilities	—	—	—	5,346
Minority interest	285	802	140	—
Depreciation and amortization	59,807	53,106	6,266	51,780
Labor obligations	8	123	—	329
Income taxes	4,824	507	311	18,726
Deferred revenue	(2,344)	(2,344)	(195)	(2,023)
Interest capitalized in debt obligations (see Note 13b)	13,126	14,934	—	—
Profit on sales-type lease arrangement — usufruct	—	—	—	(2,312)
Exchange rate fluctuation and change in value of notes payable to reflect amount in UDI in accordance with concurso mercantil	—	—	—	(5,613)

Changes in operating assets and liabilities: (Increase) decrease in:
Accounts receivable — net	(9,100)	(1,289)	1,614	(2,915)
Due from / to related parties — net	194	(48)	(2,562)	1,645
Inventories — net	151	467	(10)	—
Prepaid insurance	348	215	(1,492)	407
Guarantee deposits and others assets	221	680	(172)	2,177
Increase (decrease) in:
Accounts payable and accrued expenses	(4,554)	8,132	(1,863)	3,400
Accrued interest	209	(2,758)	4,109	18,248

Net cash flows provided by (used in) operating activities	27,549	15,073	(2,608)	15,667

Cash flows from investing activities:
Acquisition of equipment — net	(3,053)	(2,034)	(1,528)	(585)
Satellite construction in progress	(3,465)	(391)	—	(45,299)
Cash acquired on Enlaces business combination	—	—	—	2,007
Restricted cash	—	—	—	2,000

Net cash flows used in investing activities	(6,518)	(2,425)	(1,528)	(41,877)

Cash and cash equivalents:
Net increase (decrease) for the year	21,031	12,648	(4,136)	(26,210)
Beginning of year	37,176	24,528	28,664	54,874

				Predecessor
	Successor Registrant			Registrant
			For the period	For the period
	Year ended	Year ended	from December 1	from January 1
	December 31,	December 31,	to December 31,	to November 30,
	2008	2007	2006	2006

End of year	$58,207	$37,176	$24,528	$28,664

Supplemental disclosures:
Interest paid	$32,952	$36,900	$—	$—
Income taxes paid	$9,017	$340	$—	$—
Supplemental non-cash flow information:
Exchange for cancellation of the FRN old debt	$—	$—	$—	$238,237
Exchange for cancellation of the HYB old debt	$—	$—	$—	$140,000
Debt capitalization	$—	$—	$—	$273,779
Account receivable exchanged for 75% of Enlaces common stock	$—	$—	$—	$8,493
See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Thousands of U.S. dollars)
1.	Nature of Business

Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively “Satmex” or the “Company”) is a lead provider of fixed satellite services in the Americas, providing satellite transmission capacity for fixed and mobile telephone networks, Internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite transmission capacity for telecommunication transmission and broadcasting, which includes special events, sports, news and entertainment. Related to direct-to-home television service, the Company has created Alterna’TV (“Programming distribution services”) to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). The Company also provides broadband satellites services, through its main subsidiary, of transmission capacity for new applications, such as Internet access via satellite, telecommunication transmission and broadcasting.

In order to provide satellite transmission capacity, Satmex owns and operates three satellites, Solidaridad 2, which was placed in inclined orbit on March 1, 2008, Satmex 5 and Satmex 6 in geostationary orbits at 114.9° W.L., 116.8° W.L. and 113.0° W.L., respectively. In total, Satmex has 156 36-MHz transponder equivalents operating in the C and Ku bands, covering substantially the USA, Mexico, the Caribbean and the rest of Latin American countries, excluding certain western regions of Brazil.

2.	Organization and Comparative Financial Statements
a.	The consolidated financial statements include the figures of Satélites Mexicanos, S. A. de C. V. and its subsidiaries. The activities of the entities in the consolidated group are described below:
•
Enlaces Integra, S. de R. L. de C. V. (“Enlaces”), a 75% owned subsidiary, was acquired on November 30, 2006. Its main activity is the installation, operation, control and exploitation of public networks of telecommunications in Mexico.

•	HPS Corporativo, S. de R. L. de C.V. (“HPS”), a 99.97% owned subsidiary, of Enlaces was incorporated on December 20, 2007. It is engaged in providing administrative services exclusively to Enlaces.

•	Alterna’TV Corporation (“Alterna’TV Corp”), a 100% owned subsidiary, was incorporated on December 19, 2008, to be a vehicle to contract with a third party the procurement of the Satmex 7 satellite.

•
SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“New Service Companies”), 99.97% owned subsidiaries, were incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation.

b.
In conformity with accounting principles generally accepted in the United States of America (“US GAAP”), Satmex adopted fresh-start reporting as of November 30, 2006, in accordance with Statement of Position No. 90-7, Financial Reporting of Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). Accordingly, the consolidated financial information disclosed under the heading “Successor Registrant” for the years ended December 31, 2008 and 2007 and for the period from December 1 to December 31, 2006, is presented on a basis different from, and is therefore not comparable to, the financial information disclosed under the heading “Predecessor Registrant” for the period from January 1 to November 30, 2006. As a result of Satmex’s emergence from Chapter 11 of the U.S. Federal Bankruptcy Law on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserves its rights and responds to its obligations individually in accordance with Mexican laws.

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

On March 31, 2006, Satmex and approximately 52.8% of the FRNs holders and 71.6% of the HYBs holders and other interested parties signed a restructuring agreement and agreed to present to the District Court Judge in Mexico City and the USA’s Bankruptcy Court an appeal and a protection request, respectively.

Concurso Mercantil and Reorganization Process according to Chapter 11 of the USA Bankruptcy Code (“Chapter 11”)
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

In order to protect the assets of Satmex located outside of Mexican territory, on August 4, 2005, Satmex filed an appeal with the USA’s Bankruptcy Court for the Southern District Court of New York (the “Bankruptcy Court”), in accordance with Section 304 of the Bankruptcy Code in the United States. Satmex requested protection of any new lawsuit against its assets in the USA. As a result of the legal promotion, the Bankruptcy Court ordered the suspension of any seizure or execution against Satmex assets located in the USA, during the concurso mercantil process.

After the concurso mercantil declaration and as a result of the negotiations among Satmex, the main bondholders and the shareholders carried out the conciliation stage. On March 31, 2006, Satmex and the majority of its holders of the FRNs, approximately two-thirds of the holders of HYBs and its main shareholders; Servicios Corporativos Satelitales, S. A. de C. V. (“Servicios”), Loral Skynet Corp. (“Loral”) and Principia, S. A. de C. V. (“Principia”), executed the “Restructuring Plan”, whose principal terms included the following matters: i) capitalizing a significant part of the HYBs and the related accrued interest; ii) emission of new bonds for $140 million to replace the HYBs not capitalized; iii) emission of new bonds to replace the FRNs (principal and interest); iv) amending Satmex’s corporate by-laws; v) making changes in Satmex’s shareholder control; vi) making changes in Satmex’s shareholder voting and financial rights; and vii) making changes to Satmex’s management.

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

On May 8, 2006, the Board of Directors confirmed and approved the Restructuring Plan and the Convenio Concursal. As soon as the concurso mercantil process ended, the Board of Directors accepted implementing both legal documents and submitted a voluntary reorganization form pursuant to chapter 11, title 11 of the USA Bankruptcy Code (“Chapter 11”) 11 U.S.C. §§ 101-1532.

On June 23, 2006, the Secretaría de Comunicaciones y Transportes (“The Ministry of Communications and Transportation” or the “SCT”), as a regulator and the grantor of Satmex’s orbital concessions, filed a motion with the Court that allowed the Convenio Concursal to proceed on the terms agreed to by Satmex’s bondholders. The Convenio Concursal was approved on July 17, 2006, in the concurso mercantil proceeding, which became final and not subject to appeal effective August 1, 2006.

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

After the Confirmation Order became final and not subject to appeal effective November 21, 2006, Satmex, the bondholders and the shareholders initiated several actions to implement the agreements established in the Restructuring Plan, the Convenio Concursal and Restructuring Agreement. Such agreements were implemented on November 30, 2006 (the “Effective Date”), the date on which all the significant conditions established in the Restructuring Agreement and Convenio Concursal agreements were satisfied.

c.	Reorganization

The main agreements for financial restructuring at the Effective Date were as follows:
•	New Debt and Debt Capitalization
First Priority Senior Secured Notes
In exchange for cancellation of the old debt, at the Effective Date the FRNs holders received new bonds issued by Satmex, named First Priority Senior Secured Notes (“FPSSN”) due in November 2011, with a principal amount of $238.2 million (see Note 13a).
Second Priority Senior Secured Notes
In exchange for cancellation of the old debt of $413.8 million, at the Effective Date the HYBs holders received: i) new bonds issued by Satmex, named Second Priority Senior Secured Notes (“SPSSN”) due on November 30, 2013, with a principal amount of $140.0 million (see Note 13b) and ii) Satmex common stock, exchanged through the capitalization process, in the amount of $273.8 million (see Note 15).
Other Agreements at the Effective Date
•
Satmex entered into a new contract with Space Systems/Loral, Inc. (“SSL”) and granted to SSL a Mexican usufructo figure with respect to certain transponders of the satellites Satmex 5 and Satmex 6. Pursuant to Mexican law, the usufructo figure grants to SSL the right to use and benefits from certain transponders until the end of life of the referred satellites. SSL was not required to post a bond related to the usufructo figure (see Note 20f).

•	On November 30, 2006 in exchange for a loan receivable from Enlaces for $8.4 million, Satmex received 75% of the shares of its common stock.

•	Satmex made a donation to Enlaces, consisting of a teleport, antenna and communications equipment, servers, other minor equipments and spare parts, whose net book value was $675.

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

The accompanying consolidated financial statements have been prepared in accordance with US GAAP. All intercompany transactions have been eliminated. References in these consolidated financial statements to the Predecessor Registrant refer to Satmex until November 30, 2006, and references to the Successor Registrant refer to Satmex after November 30, 2006 and after giving effect to the plan reorganization adjustments and to the adoption of fresh-start reporting.

a.
Fresh-Start Reporting — The accompanying consolidated financial statements have been prepared in accordance with SOP 90-7 and on a going concern basis, which contemplates continuing operations, realization of assets and liquidation of liabilities in the ordinary course of business. Moreover, SOP 90-7 requires Satmex to distinguish prepetition liabilities subject to compromise from postpetition liabilities in Satmex’s consolidated balance sheets. The caption “prepetition liabilities subject to compromise” in the Predecessor Registrant November 30, 2006 balance sheet (see Note 6) reflects the carrying value of prepetition claims that were restructured in Satmex’s Chapter 11 proceedings. In addition, the consolidated statements of operations portray the results of operations during the Chapter 11 proceedings. As a result, any revenue, expenses, realized gains and losses and provision for losses resulting directly from the reorganization and restructuring of the organization are reported separately as reorganization items.

As noted above, Satmex emerged from bankruptcy on November 26, 2006 and pursuant to SOP 90-7 adopted fresh-start reporting as of November 30, 2006. Upon emergence, Satmex’s reorganization enterprise value as determined by the Bankruptcy Court was approximately $425 million which, after reduction of the debt obligations, results in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to assets and liabilities (see Note 6). Assets and liabilities were stated at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. In addition, Satmex’s accumulated deficit was eliminated, and the new debt and equity were recorded in accordance with distributions pursuant to the Plan of Reorganization (“POR”).

b.
Use of Estimates — The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of Programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

c.
Foreign Currency Transactions — For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of December 31, 2008 and 2007, were Ps. 13.54 and Ps. 10.87, respectively). The effect of changes in exchange rates is recorded in the results of operations.

d.
Loss of two-thirds of paid-in capital — As of December 31, 2008, the Company’s statutory financial statements show an accumulated deficit exceeding two-thirds of its paid-in capital. Under Mexican law, this condition might be considered as a cause for dissolution if requested by an interested party, in which case and in accordance with the Mexican law, the dissolution of Company might be executed in the lapse of the time established in the Company’s bylaws. Management of the Company considers this situation to be remote due to the specific plans that the Company has agreed with its shareholders for maintaining the Company on a going concern basis. Therefore, the accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Currently, the Company is actively pursuing financing for Satmex 7 and investors to capitalize it. Satmex’s ability to obtain additional financing or additional investment in the future may be limited.

5.	Significant Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:
a.
Cash and cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.
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

The main customers for Satellite services — broadcasting are Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C.V.; Satellite services — telecommunications are Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A. (“Telmex”); Satellite services — data transmission and Internet is Hughes Network Systems, Inc. For Programming distribution services are Direct TV and Comcast LLC and the main customers of Enlaces Integra (Broadband satellite services) are Wal-Mart and Globalstar de México, S. de R. L. de C. V.

For the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant) and for the period from January 1 to November 30, 2006 (Predecessor Registrant), the satellite service revenues, Programming distribution services and Broadband satellite services were obtained from:

				Predecessor
	Successor Registrant			Registrant
			December 1 to	January 1 to
			December 31,	November 30,
	2008	2007	2006	2006
	%	%	%	%

Hughes Networks Systems, Inc.	23	26	29	19
Telmex	14	9	6	5
Loral	2	2	1	27
Other foreign customers	29	26	35	27
Other domestic customers	32	37	29	22
c.	Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

d.
Satellites and equipment — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets, quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment as of December 31, 2008 and 2007:

Average Years
Satellites in-orbit — estimated useful life is determined by engineering analysis

Solidaridad 2	14.5
Satmex 5	15
Satmex 6	15

Equipment

Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Solidaridad 2, Satmex 5 and Satmex 6 commenced their operation in November 1994, January 1999 and July 2006, respectively.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance and construction period interest.

The Company insures its satellites to cover any possible loss, except for that mentioned in Note 20. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.

e.
Concessions — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life was 31 years at the Effective Date. The concession to operate a telecommunications public network is amortized over 23 years, which is the remaining useful life at the Effective Date originally granted for 30 years.

f.
Valuation of satellites and long-lived assets — The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Satmex periodically evaluates potential impairment loss relating to the satellites, amortizable intangible assets and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through future undiscounted expected cash flows generated by those assets (excluding financing costs). If the expected undiscounted future cash flows were less than the carrying value of the long-lived asset, an impairment charge would be recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite;

•	Changes in estimates of our ability to operate the satellite at expected levels;

•	Changes in the manner in which the satellite is to be used;

•	The loss of one or several significant customer contracts on the satellite.

g.
Goodwill — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) in accordance with the provisions of SFAS No. 141 as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill was allocated to the reporting unit level (operating segment or one level below an operating segment). SFAS No. 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The Company completed its annual goodwill impairment test in the fourth quarter of 2008 and determined that goodwill was not impaired.

h.
Intangible Assets — The intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity. Intangible assets are also reviewed for impairment in accordance with SFAS No. 144, as described above.

i.
Labor obligations — In accordance with Mexican Labor Law, the Company provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

The Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Costs associated with these benefits are provided for based on actuarial computations using the project unit credit method.

j.	Provisions — The provisions are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

k.
Income taxes — Income taxes, calculated as the higher of regular income tax (“ISR”) or the Business Flat Tax (“IETU”) are recorded in the results of the year in which they are incurred. The Company, based on its financial projections determines whether it expects to incur ISR or IETU in the future and accordingly recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective ISR or IETU bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized.

Tax on assets (“IMPAC”) paid through 2007 that is expected to be recovered is recorded as an advanced payment of ISR and is presented in the consolidated balance sheets within the deferred income tax asset or liability.

l.
Employee’s statutory profit sharing — Employee’s Statutory Profit Sharing (“PTU”) is recorded in the results of the year in which is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

m.
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

On a monthly basis, Satmex estimates the number of subscribers to Programming distribution services for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on definitive report. Variations between the estimated and actual revenue amounts are not material.

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

n.
Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually for the Predecessor Registrant. As a result of the application of fresh-start reporting, deferred revenue was adjusted to fair value (see Note 6). Annual amortization for the Successor Registrant is $2.3 million.

o.
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

p.
New accounting standards — In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities. On October 10, 2008, the FASB issued Staff Position (“FSP”) FAS No. 157-3 (“FSP 157-3”), Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 is effective upon issuance. SFAS 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115. SFAS No. 159 permits a company to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. The Company has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, including: (a) changes the way the consolidated balance sheet and consolidated income statement are presented; (b) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a change of control or deconsolidation; (c) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (d) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations—a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize 100% of the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs, among various other modifications to SFAS No. 141. SFAS No. 141(R) also amends SFAS No. 109, Accounting for Income Taxes, to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. SFAS No. 141(R) must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception of the amendments to SFAS No. 109, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. Early adoption is prohibited.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133. SFAS No. 161 requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions.  The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and how the hedges affect the entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for periods beginning after November 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Asset. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted.

In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC).

The Company is in the process of determining the impact of adopting the new accounting standards on its consolidated financial position, results of operations and cash flows.
6.	Fresh-Start Reporting

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

	Consolidated balance sheet (a)
	Predecessor			Fresh-start		Successor
	Registrant November 30,	Plan reorganization		valuation		Registrant November 30,
	2006	adjustments (b)		adjustments		2006

Assets
Current assets:
Cash and cash equivalents	$26,657	$2,007		$—		$28,664
Accounts receivable — net	6,483	2,405		(382	)(b1)	8,506
Due from related parties — net	8,907	(8,493	)(c)	—		414
Inventories	21	795		(21	)(d)	795
Prepaid insurance	3,733	148		—		3,881
Deferred income taxes	—	603		—		603

Total current assets	45,801	(2,535)		(403)		42,863

Satellites — net	423,213	2,312	(e)	(111,389	)(e1)	314,136
Equipment — net	13,668	1,040		(2,031	)(e1)	12,677
Concessions — net	400,071	2,248	(f)	(358,371	)(f)	43,948
Intangible assets	—	2,128	(g)	68,320	(g1)	70,448
Other assets	393	970		(1,021)		342
Goodwill	—	—		32,502	(h)	32,502

Total assets	$883,146	$6,163		$(372,393)		$516,916

Liabilities and shareholders’ equity
Current liabilities:
Prepetition liabilities subject to compromise	$652,016	$(652,016	)(i)	$—		$—
Deferred revenue	2,200	—		144		2,344
Other current liabilities	14,900	2,241		(99)		17,042

Total current liabilities	669,116	(649,775)		45		19,386

	Consolidated balance sheet (a)
	Predecessor			Fresh-start	Successor
	Registrant November 30,	Plan reorganization		valuation	Registrant November 30,
	2006	adjustments (b)		adjustments	2006

Debt obligations	—	378,237	(i)	—	378,237
Labor obligations and accrued expenses	681	60		—	741
Deferred revenue	65,918	—		4,320	70,238
Deferred income taxes	44,690	20		(44,690)	20

Total liabilities	780,405	(271,458)		(40,325)	468,622

Minority interest	—	1,530		—	1,530

Shareholders’ equity:
Common stock	390,705	(11,873	)(j)(k)	(332,068)	46,764
Preferred stock	31,886	(31,886	)(j)	—	—
Accumulated deficit	(319,850)	319,850	(j)	—	—

Total shareholders’ equity	102,741	276,091		(332,068)	46,764

Total liabilities and shareholders’ equity	$883,146	$6,163		$(372,393)	$516,916

(a)
The condensed consolidated balance sheet reflects a reorganization enterprise value of $425 million based on the Bankruptcy Court’s determination (see Note 3), which, after reduction of the Debt Obligations (see Notes 11 and 13), results in a reorganization equity value of approximately $46.7 million. This results in goodwill equal to the excess of reorganization equity value over the fair value of identifiable net assets.

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

(i)
Reflects the discharge of prepetition liabilities in accordance with the POR and the reclassification of the remaining liabilities subject to compromise to the appropriate liability accounts in accordance with the POR. Discharge of Satmex’s prepetition liabilities is summarized as follows:

Predecessor liabilities subject to compromise	$652,016
Debt capitalization	(273,779)

Exchanged for new debt obligations (Successor Registrant debt)	$378,237

(j)	Pursuant to a resolution made at the general ordinary shareholders’ meeting on November 30, 2006, it was decided to reduce common stock to $5, through the absorption of accumulated deficit.

(k)	Pursuant to a resolution made at the general ordinary shareholders’ meeting on November 30, 2006, variable common stock was increased by $273.7 million, through the capitalization of HYBs.
7.	Cash and cash equivalents

As of December 31, consist of:

	2008	2007

Cash	$44,360	$4,671
Cash equivalents	13,847	32,505

	$58,207	$37,176

8.	Accounts receivable — Net

As of December 31, consist of:

	2008	2007

Customers	$10,220	$6,887
Allowance for doubtful accounts	(510)	(399)

	9,710	6,488

Recoverable IETU	5,600	—
Value-added tax and tax withholdings	1,595	1,345
Sundry deposits	376	348

	$17,281	$8,181

9.	Satellites and equipment — Net

As of December 31, consist of:

	2008	2007

Satellites in-orbit	$314,136	$314,136
Equipment for satellites	11,440	10,561
Furniture and fixtures	4,807	4,385
Leasehold improvements	1,256	18

	331,639	329,100
Accumulated depreciation and amortization	(72,524)	(39,960)

	259,115	289,140
Construction in progress — Satmex 7	3,856	391
Other construction in-progress	1,178	713
Advances to antenna suppliers	—	184

	$264,149	$290,428

The Satmex 6 satellite was launched on May 27, 2006 and commenced operations in July 2006.
For the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant) and for the period from January 1 to November 30, 2006 (Predecessor Registrant), depreciation and amortization expense was $32.8 million, $37.3 million, $2.9 million and $40.0 million, respectively.
For the year ended December 31, 2008 the interest capitalized as construction in progress — Satmex 7 is $240
10.	Concessions — Net

As of December 31, consist of:

	2008	2007

Orbital concessions	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(2,941)	(1,529)

	$41,007	$42,419

For the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant) and for the period from January 1 to November 30, 2006 (Predecessor Registrant), amortization expense was $1.4 million, $1.4 million, $0.1 million and $11.8 million, respectively.
a.	Orbital Concessions and Facilities

In October 1997, the Mexican federal government granted to Satmex the rights to three concessions (the “Concessions”) for an initial 20-year term to operate in the orbital slots 114.9° W.L., 113.0° W.L. and 116.8° W.L. In November 2006, Satmex received information from the SCT that the extension of the orbital concession for an additional 20-year term will be granted at the end of the first 20-year period without the payment of any additional consideration to the Mexican federal government.

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

The land and installations where the control centers are located were granted through a concession for a 40-year term, and the Company pays rights of use, which are adjusted every five years by experts from the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 20).

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

The terms of both concessions are subject to some legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer them to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of its rights. As of December 31, 2008, the Company has fully complied with the obligations established in the concession titles.

11.	Intangible assets — Net

The intangible assets recognized in connection with the adoption of fresh-start reporting are as follows:

	Weighted
	Average
	Remaining
	Amortization	2008		2007
	Period		Accumulated		Accumulated
	(Years)	Gross Amount	Amortization	Gross Amount	Amortization

Contract backlog (1)	6	$67,990	$42,333	$67,990	$17,143
Customer relationships (1)	5	2,128	634	2,128	330
Internally developed software and technology (2)	2	270	140	270	73
Landing rights (1)	1	60	47	60	42

		$70,448	$43,154	$70,448	$17,588

The valuation methods used were the income approach (1) and cost approach (2).

For the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006, amortization expense was $25.6 million, $14.4 million and $3.3 million, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2009	$13,689
2010	5,882
2011	3,034
2012	2,006
Thereafter	2,683

$27,294

12.	Accounts payable and accrued expenses

As of December 31, consist of:

	2008	2007

Orbital incentive (a)	$—	$7,989
Deposits and customer advances	3,113	3,753
Professional fees	3,438	1,858
Performance and sale bonuses	2,389	1,736
Taxes payable	2,003	2,273
Alterna’TV provisions	1,881	1,140
Suppliers	1,704	605
Sundry creditors	1,316	1,613

	$15,844	$20,967

(a)	The orbital incentive provision was reversed in accordance with a settlement agreement signed in 2008, included a final payment of $1.0 million.
13.	Debt obligations

The new bonds named FPSSN and SPSSN present the following amounts, rates and periods, as of December 31:

	2008	2007

FPSSN at variable rate (LIBOR + 8.75%) approximately 12.51% and 13.94%, for 2008 and 2007, due in 2011 (a)	$238,237	$238,237

SPSSN at annual fixed rate of 10.125%, due in 2013 (b) (as of December 31, 2008 and 2007, the accumulated interest capitalized is $28,060 and $14,934, respectively)	168,060	154,934

	$406,297	$393,171

As of December 31, 2008 Satmex bonds traded below par, but trading volume was reduced impeding to take this as an indicator of the fair value of Satmex’s debt.
Other alternatives to fair value Satmex’s debt require an estimate of a market interest rate. The Company’s management believes the bonds currently trading are not directly comparable to those issued by Satmex because they do not take into account the economic, political, business and other unique risks associated with Satmex, and thus impeding to estimate its fair value.

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

•
Principal and interest are guaranteed with the assets of Satmex in first place and precedence stage substantially over all the assets of Satmex per article 92 and subsequent articles of the Ley de Vías Generales de Comunicación (“Law on General Communications Media”), and by a combination of pledges over the shares held by Satmex in Enlaces, New Services Companies and Alterna’TV Corp.

b.
In exchange for cancellation of the old debt, at the Effective Date, the HYBs holders received new bonds issued by Satmex with a principal amount of $140 million, named SPSSN, whose main characteristics are as follows:

•	Maturity is on November 30, 2013.

•	Quarterly interest at the annual rate of 10.125%.

•
In the first year, the interest at the annual 10.125% rate will not be paid but added to the principal amount of the SPSSN; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will continue to be added to the principal amount of the SPSSN; and beginning in the sixth year, total interest will be paid in cash until the FPSSN have been paid in full.

•	Holders may request prepayments of principal, once the FPSSN have been fully paid, and there is available cash in excess of $5 million, based on the formula established in the contract.

•
In the event of a change in the share control of Satmex other than that of a buyer approved under the Restructuring Agreement, and unless approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the debentures of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•
Principal and interest are guaranteed with the assets of Satmex in second place and precedence stage substantially over all the Satmex assets, supported with a guarantee contract legally valid and linked in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces, Service Companies and Alterna’TV Corp securities that are subject to the bankruptcy protection condition of the FPSSN.

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
14.	Labor obligations
Net periodic cost associated with labor obligations was $8 in 2008 and $123 in 2007. Other disclosures required by US GAAP are considered immaterial.
15.	Shareholders’ equity

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

As of December 31, 2008 and 2007, the common stock is as follows:

Common Stock - Shares
Fixed Capital			Variable Capital
Class I			Class II		Rights%
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

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
Based on the above events, Satmex obtained authorization from the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase described in c below. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.

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

As of December 31, 2008 and 2007, the common stock of the Company amounted to $46.7 million.

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

f.
On February 15, 2008, the Company’s Board of Directors through its authorized representatives, authorized continuing the negotiations with one of the most important satellite builders, issuing an authorization to proceed (“ATP”), a document specifying the contract terms and conditions for the acquisition of the satellite Satmex 7, including the agreements for its launch.

Effective March 1, 2008, the Company was authorized to operate Solidaridad in an inclined orbit.

g.
Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

h.	As of December 31, 2008, the balance of the tax contributed capital account is $1,606,327, which is higher than shareholders’ deficit according to the consolidated balance sheets.
Predecessor Registrant
The common stock of the Predecessor Registrant was extinguished and deemed canceled, according to the POR.
As of January 1, 2006, common stock at par value was as follows:

Series A	2,601,000
Series B	2,499,000
Series N	4,900,000
Series C	606,730

10,606,730

At January 1, 2006, the common stock and the notional value were as follows:

	Shares	Amount

Common stock	5,000	$6
Fixed	9,995,000	389,569

Variable	10,000,000	$389,575

Preferred stock
Fixed	606,730	$31,886

As of December 31, 2005, Servicios held 70.71% of the outstanding common stock of Satmex, Loral held 4.46% in preferred stock; Principia held 1.26% in preferred stock and the Mexican federal government held 23.57%.

16.	Related party transactions and balances
a.	Related party transactions performed in the normal course of operations were as follows:

				Predecessor
	Successor Registrant			Registrant
			December 1 to	January 1 to
			December 31,	November 30,
	2008	2007	2006	2006
Revenues from:
Satellite services-
Mexican federal government	$1,966	$2,403	$253	$2,612
Satellite capacity to Mexican federal government	2,344	2,344	195	2,017
Loral	2,018	1,882	96	24,071

Enlaces-
Satellite services	—	—	—	1,360
Lease of teleport and equipment	—	—	—	149
Interest	—	—	—	781

Expenses from:
Administrative labor — Service Companies	—	—	—	10,454
Storage — SSL	—	—	—	105
Rent of control centers — Mexican federal government	504	444	74	368
Guarantee fees — Servicios and Firmamento	—	—	1	53
Construction Satmex 6 and Satmex 7- Loral	2,600	—	—	26,776

b.	Related party receivable balances are as follows:

	2008	2007

Amounts receivable:
Loral	$68	$264
Mexican federal government	317	315

	$385	$579

17.	Reorganization expenses due to chapter 11 process

Reorganization expenses due to emergence from bankruptcy were as follows:

Predecessor
Registrant
January 1 to
November 30,
2006

Professional fees	$27,985
Loss on discharge of prepetition liabilities	5,346
Other	116

$33,447

18.	Other income

In June 2004, Satmex filed Proof of Claim against a former customer, arising out of the former customer’s rejection of a contract. In 2008, Satmex recovered approximately $4.6 million of the claim.

19.	Income taxes
a.	Income tax expense (benefit) was comprised as follows:

				Predecessor
	Successor Registrant			Registrant
			December 1 to	January 1 to
			December 31,	November 30,
	2008	2007	2006	2006
ISR:
Current	$959	$386	$29	$—
Deferred	98	818	282	18,726
IETU:
Current	1,046	—	—	—
Deferred	4,726	(311)	—	—

	$6,829	$893	$311	$18,726

b.	The significant components of the net deferred asset (liability) are:

	2008	2007
Current assets:
Deferred revenue	$1,759	$1,742
Effect of deferred IETU	—	232
Tax loss carryforwards	—	217
Other — net	2,051	3,559

Total current asset	3,810	5,750

Current liabilities:
Prepaid insurance	(972)	(1,095)
Valuation allowance	(2,777)	(3,946)

Net current deferred tax asset	$61	$709

Noncurrent assets:
Tax loss carryforwards	$154,905	$186,856
Concessions — net	34,801	70,045
Deferred revenue	12,323	19,322
Effect of deferred IETU	—	79
Other — net	—	123

Total noncurrent asset	202,029	276,425

Noncurrent liabilities:
Satellites and equipment — net	(41,676)	(58,252)
Intangibles — net	(6,212)	(15,060)
Valuation allowance	(159,232)	(204,028)

Total noncurrent liabilities	(207,120)	(277,340)

Net noncurrent deferred tax liability	$(5,091)	$(915)

Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $162 million and $208 million as of December 31, 2008 and 2007 respectively, against the deferred tax assets.

c.	A reconciliation of the statutory income tax rate is as follows:

				Predecessor
	Successor Registrant			Registrant
			December 1 to	January 1 to
			December 31,	November 30,
	2008	2007	2006	2006
	%	%	%	%

Statutory income tax rate	28	28	29	29
Tax inflation effects	79	5	(11)	13
Nondeductible expenses	(5)	(1)	(2)	(23)
Effect of deferred IETU	(20)	1	—	—
Change in valuation allowance	(106)	(35)	(20)	(53)

Effective income tax rate	(24)	(2)	(4)	(34)

d.
In accordance with Mexican tax law, in 2008, Satmex and its subsidiaries on stand-alone basis are subject to ISR and IETU and through December 31, 2007, were subject to ISR and IMPAC. For 2008 and 2007, the ISR rate was 28%. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

IETU, which replaces IMPAC, functions similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. IETU applies to the sale of goods, the provision of independent services and the granting of temporary use or enjoyment of goods, according to the terms of the Business Flat Tax Law (the “IETU Law”), less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flow generated beginning January 1, 2008. Taxpayers will be subject to the higher of the IETU or the taxpayer’s ISR liability computed under the Mexican Income Tax Law. The IETU applies to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 16.5% in 2008, which will increase to 17% in 2009 and 17.5% thereafter.
Through 2007, Satmex was also subject to IMPAC, which was calculated by applying 1.25% to the Company’s asset position, as defined in the law, and was payable to the extent it exceeds income taxes payable for the same period. Although IETU replaced IMPAC, it will still be permitted to utilize deferred tax assets for asset tax paid in 2007 and prior to offset future income taxes payable in the following ten years if certain conditions in the respective tax law are met.
Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates.
In 2008, the current income tax for Satélites Mexicanos, the New Service Companies and HPS was IETU and for Enlaces was ISR.
e.	As of December 31, 2008 Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount

2010	$126,944
2012	58,338
2013	68,472
2014	25,228
2016	188,325
2017	20,385
2018	65,540

$553,232

20.	Contingencies and commitments

Satellite and insurance matters
a.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s useful life ends in 2009. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.
In May 2008, Satmex renewed the in-orbit insurance policy for the Satmex 6, which expires in May 2009, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

c.
In December 2008, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires in December 2009, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

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

If Satmex 5 experiences a total failure of its XIPS, the remaining useful life with bipropellant gas would be 2.9 years from April 1, 2009.
Legal matters
d.
Management is not aware of any pending litigation against Satmex neither Satmex nor its assets are subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.

e.
On January 1, 2008 the LIETU went into effect. Satmex, on the one hand, and Enlaces, the New Service Companies and HPS, on the other hand, have submitted an amparo writ against LIETU to minimize the Company’s tax burden. The Company cannot assure that the outcome of such amparo will be determined in its favor.

Commitments
f.
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

g.
The satellite concessions granted by the Mexican federal government establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

h.
Satmex pays rights of usage for the facilities where control centers are located. Accordingly, with the concession titles it should pay rights during the concession period for an equivalent of 7.5% of the facilities value determined by experts assigned by the Mexican federal government and updated periodically. In 2008, 2007 and 2006, the fees paid for the use of these control centers were $504, $444 and $442, respectively.

Other Matters
i.
Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

j.
Satmex leases the building where are located its administrative offices. According with the leasing contract it establishes a mandatory period of five years and three months starting in October 2008 and concluding in December 2013. Rental expense was $394 in 2008, $307 in 2007 and $303 in 2006 under this new lease as well as the previous lease. The minimum future payments, until the end of the contract, amount to $2,463.

k.	Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of December 31, 2008, are as follows:

Expiration Date	Amount

2009	$94,798
2010	59,147
2011	39,939
Thereafter	31,205

$225,089

l.
The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican federal government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT. No official response has been received as of the date hereof.

21.	Business segments

The Company identifies its reportable segments by three concepts: Satellite services, Programming distribution services and Broadband satellite services, as follows:

Successor Registrant

	For the Year Ended December 31, 2008
		Programming
		distribution	Broadband
	Satellite services	services	satellite services	Other	Total

Revenues	$98,074	$8,136	$13,470	$15,420	$135,100
Eliminations	(4,826)	—	(135)	(15,420)	(20,381)

Operating revenues	93,248	8,136	13,335	—	114,719

Cost and expenses	49,587	6,810	10,277	—	66,674
Eliminations	(14,893)	(777)	(4,826)	—	(20,496)

	34,694	6,033	5,451	—	46,178

Reversal of provision for orbital incentive	(6,989)	—	—	—	(6,989)

Depreciation and amortization	59,083	2	722	—	59,807

Operating cost and expenses	86,788	6,035	6,173	—	98,996

Other income	4,610	—	—	—	4,610

Operating income	11,070	2,101	7,162	—	20,333

	For the Year Ended December 31, 2008
		Programming
		distribution	Broadband
	Satellite services	services	satellite services	Other	Total

Interest expense					(48,498)
Interest income					1,481
Net foreign exchange loss					(1,828)

Loss before income tax and minority interest					(28,512)

Income tax					6,829
Minority interest					285

Consolidated net loss					$(35,626)

Capital expenditures	$6,192	$—	$326	$—	$6,518

Total assets	$426,114	$2,157	$16,064	$1,159	$445,494

	For the Year Ended December 31, 2007
		Programming
		distribution	Broadband
	Satellite services	services	satellite services	Other	Total

Revenues	$101,178	$6,815	$15,318	$17,675	$140,986
Eliminations	(20,928)	—	(182)	(17,675)	(38,785)

Operating revenues	80,250	6,815	15,136	—	102,201

Cost and expenses	60,228	4,603	11,111	—	75,942
Eliminations	(17,481)	(231)	(3,253)	—	(20,965)

	42,747	4,372	7,858	—	54,977

Depreciation and amortization	52,461	3	642	—	53,106

Operating cost and expenses	95,208	4,375	8,500	—	108,083

Operating (loss) income	(14,958)	2,440	6,636	—	(5,882)

Interest expense					(51,672)
Interest income					1,650
Net foreign exchange gain					145

Loss before income tax and minority interest					(55,759)

Income tax					893
Minority interest					802

Consolidated net loss					$(57,454)

Capital expenditures	$1,736	$—	$689	$—	$2,425

Total assets	$452,774	$1,857	$15,119	$432	$470,182

	From December 1 to December 31, 2006
		Programming
		distribution	Broadband
	Satellite services	services	satellite services	Other	Total

Revenues	$4,964	$557	$1,509	$1,938	$8,968
Eliminations	(243)	—	(36)	(1,938)	(2,217)

Operating revenues	4,721	557	1,473	—	6,751

Cost and expenses	5,763	233	656	—	6,652
Eliminations	(1,954)	(20)	(243)	—	(2,217)

	3,809	213	413	—	4,435

Depreciation and amortization	6,239	3	24	—	6,266

Operating cost and expenses	10,048	216	437	—	10,701

Operating (loss) income	(5,327)	341	1,036	—	(3,950)

Interest expense					(4,333)
Interest income					103
Net foreign exchange loss					(123)

Loss before income tax and minority interest					(8,303)

Income tax					311
Minority interest					140

Consolidated net loss					$(8,754)

Capital expenditures	$814	$—	$714	$—	$1,528

Total assets	$494,301	$1,524	$12,221	$18	$508,064

Predecessor Registrant

	January 1, 2006 through November 30, 2006
		Programming
	Satellite services	distribution services	Total

Operating revenues	$82,323	$6,019	$88,342

Costs and expenses	44,574	2,592	47,166
Depreciation and amortization	51,778	2	51,780

Operating cost and expenses	96,352	2,594	98,946

Operating (loss) income	(14,029)	3,425	(10,604)

Reorganization expenses			(33,447)
Interest expense			(19,152)
Interest income			2,711
Net foreign exchange gain			5,690

Preferred stock dividend requirement			(1,130)
Deferred income tax			18,726

Consolidated net loss			$74,658

Capital expenditures	$45,884	$—	$45,884

Total assets	$881,648	$1,498	$883,146

The following table presents the revenues by country based on customer location for the years ended December 31, 2008 and 2007 and the period from December 1 to December 31, 2006 (Successor Registrant) and for the period from January 1 to November 30, 2006 (Predecessor Registrant):

				Predecessor
	Successor Registrant			Registrant
			December 1 to	January 1 to
			December 31,	November 30,
	2008	2007	2006	2006

United States of America	$50,285	$47,558	$3,508	$55,761
Mexico	42,032	42,333	2,324	24,079
Central and South America	22,402	12,310	919	8,502

	$114,719	$102,201	$6,751	$88,342

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Schedule of Valuation and Qualifying Accounts
Thousands of U. S. dollars

		Additional
	Balance at	Charged			Balance at
	Beginning of	(Credited) to			Ending of
	Period	Expenses	Deductions		Period
Allowance for doubtful accounts

Successor Registrant
Year ended December 31, 2008	$399	$174	$63	(1)	$510
Year ended December 31, 2007	1	398	—		399
December 1 to December 31, 2006	1	—	—		1

Predecessor Registrant
January 1 to November 30, 2006	107	38	144	(1)	1

Allowance for due from related party accounts

Predecessor Registrant
January 1 to November 30, 2006	$3,500	$(3,500)	—		—

Valuation allowance on deferred income taxes

Successor Registrant
Year ended December 31, 2008	$207,974	$(45,965)	$—		$162,009
Year ended December 31, 2007	188,092	19,882	—		207,974
December 1 to December 31, 2006	183,671	4,421	—		188,092

Predecessor Registrant
January 1 to November 30, 2006	88,762	94,909	—		183,671

(1)	Write-offs of uncollectible accounts.
* * * * * *

EXHIBIT INDEX

Exhibit No.	Description

2.23
Supplemental Indenture, dated as of December 30, 2008, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.*

2.24
Supplemental Indenture, dated as of January 20, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee.*

2.25	Additional Guarantee Designation, dated December 30, 2008, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV Corporation, as New First Priority Guarantor.*

2.26	Additional Guarantee Designation, dated January 20, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV Corporation, as New Second Priority Guarantor.*

2.27	Joinder, dated January 20, 2009, by Alterna’TV Corporation.*

2.28	Pledge Agreement, dated as of December 30, 2008, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.*

2.29	Pledge Agreement, dated as of January 20, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as Trustee.*

2.30
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.*

2.31
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee.*

2.32	Additional Guarantee Designation, dated May 21, 2009, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV International Corporation, as New First Priority Guarantor.*

2.33	Additional Guarantee Designation, dated May 21, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV International Corporation, as New Second Priority Guarantor.*

2.34	Joinder, dated May 21, 2009, by Alterna’TV International Corporation.*

2.35	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.*

Exhibit No.	Description

4.13
Fifteenth Amendment, dated February 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.*†††

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer.*

12.2	Section 302 Certification of Luis Stein, Chief Financial Officer.*

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer.*

13.2	Section 906 Certification of Luis Stein, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Form 6-K for the month of December, 2006.

†††	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on the date of the filing of this Form 20-F.

††††	Incorporated by reference from the registration’s Amendment to Form T-3 filed on November 22, 2006 (File No. 022-28822).

****	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2007.

***	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2005.

**	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2006.

*	Filed herewith.