Form 20-F/A
period 2008-12-31
SATELITES MEXICANOS SA DE CV
filed 2009-10-14
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

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
Avenida Paseo de la Reforma Pisos 20 y 21
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
Yes ☑ No ☐

Explanatory Note
We filed our annual report on Form 20-F for the fiscal year ended December 31, 2008 (which we refer to as the Form 20-F) on June 29, 2009. This Amendment No. 1 to our Form 20-F (which we refer to as Amendment No. 1) is being filed for the sole purpose of correcting a typographical error appearing in Item 3, Key Information—Certain Factors That May Affect Future Results: “We cannot assure you that we will not discover further weaknesses or deficiencies as we continue to develop these procedures, and in fact our management discovered a material weakness in our internal controls over financial reporting as of December 31, 2007.”
This 20-F/A consists of a cover page, this explanatory note, the signature page, and a new set of certifications required by Exchange Act Rules 13a-14(a) and 13a-14(b) for each principal executive officer and principal financial officer of the Company, with such certifications filed as exhibits to this Amendment No. 1 as required by Exchange Act Rule 12b-15.
Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F. In addition, the filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 29, 2009.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ LUIS FERNANDO STEIN VELASCO
Luis Fernando Stein Velasco
Chief Financial Officer

Date: October 14, 2009

3