Form 20-F
period 2009-12-31
SATELITES MEXICANOS SA DE CV
filed 2010-06-28
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
The number of outstanding shares of capital stock as of December 31, 2009 was:
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
as issued by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
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

PART I
ITEM 3. Key Information
SELECTED FINANCIAL DATA
The following table presents selected historical financial information for Satélites Mexicanos, S.A. de C.V. and its subsidiaries (“we,” “us” or the “Company” or “Satmex”) for the years ended December 31, 2009, 2008, and 2007, and the period from December 1 to December 31, 2006 (each relating to the Successor Registrant), and for the period from January 1 to November 30, 2006 and for the year ended December 31, 2005 (each relating to the Predecessor Registrant). The information was derived from our audited financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S.”) or “U.S. GAAP”. The following information should be read together with, and is qualified in its entirety by reference to “Factors Relating to Satmex,” “Factors Relating to Regulatory Environment,” “Factors Relating to Mexico,” “Operating and Financial Review and Prospects,” and our consolidated financial statements, and the related notes thereto, included elsewhere herein.
Satmex adopted fresh-start reporting (“fresh-start reporting”), pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 852-10 (previously American Institute of Certified Public Accountants Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code), as of November 30, 2006. Accordingly, our consolidated financial information disclosed under the heading “Successor Registrant” for the years ended December 31, 2009, 2008 and 2007 and for the period from December 1 to December 31, 2006 is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor Registrant” for the period from January 1 to November 30, 2006 and the prior year.
In 2009, the Company adopted FASB ASC Topic 810 (Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements) as it relates to the accounting for noncontrolling interests, previously referred to as minority interest. In addition to certain accounting changes regarding noncontrolling interests, this new guidance also requires changes in the presentation of noncontrolling interest. Such changes require entities to include the amounts related to noncontrolling interests within consolidated equity, as opposed to temporary equity (between liabilities and shareholders’ equity) as previously required by U.S. GAAP, and within consolidated net income, as opposed to deducting it as minority interest expense to arrive at consolidated net income as previously required by U.S. GAAP. While the accounting provisions of this new guidance must be adopted prospectively, these new presentation requirements discussed herein are required to be adopted retrospectively. Accordingly, the accompanying U.S. GAAP information has been retrospectively adjusted for this presentation, and for this reason, consolidated net income and consolidated shareholders’ (deficit) equity presented herein differ from amounts previously presented.

	Successor Registrant			Predecessor Registrant
				December 1 to	January 1 to	Year Ended
	Years Ended December 31,			December 31,	November 30,	December 31,
	2009	2008	2007	2006	2006	2005
	(Amount in millions of U.S. dollars)
Statement of Operations Data:
Revenue	$125.0	$114.7	$102.2	$6.8	$88.3	$69.9
Operating income (loss)	36.7	20.3	(5.9)	(3.9)	(10.6)	(11.1)
Loss before income taxes	(6.5)	(28.5)	(55.8)	(8.3)	(54.8)	(70.6)
Income tax	(13.2)	(6.8)	(0.9)	(0.3)	(18.7)	(0.2)
Consolidated net loss	(19.7)	(35.3)	(56.7)	(8.7)	(73.5)	(70.8)
Net loss applicable to controlling shareholders(1)	(20.2)	(35.6)	(57.5)	(8.7)	(74.7)	(72.3)

Other Data:
Depreciation and amortization	$47.7	$59.8	$53.1	$6.2	$51.8	$47.9
Capital expenditures	4.2	6.5	2.4	1.5	45.9	8.3
Balance Sheet Data (at end of period):
Total assets	$439.4	$445.5	$470.2	$508.1	$883.1	$925.3
Current maturities of long-term debt (excluding accrued interest)	—	—	—	—	527.7	527.7
Long-term debt	420.6	406.3	393.2	378.2	—	—
Shareholders’ (deficit) equity	(72.1)	(52.4)	(17.0)	38.0	102.7	178.6

(1)
Net loss applicable to controlling shareholders comprises our consolidated net loss for the period less net income attributable to noncontrolling interests and our preferred stock dividend. This information only applies for “Predecessor Registrant”.

EXCHANGE RATES
The noon buying rate published by the Federal Reserve Bank of New York for the purchase and sale of U.S. dollars, expressed in Mexican pesos per dollar, was 12.4604 on June 23, 2010.
CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS
This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (“SEC”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below. We undertake no obligation to update any forward-looking statement.

Factors Relating to Satmex
We may not have enough resources to pay the First Priority Senior Secured Notes due 2011 or the Second Priority Senior Secured Notes due 2013 in full at maturity.
We will need to raise funds to pay our outstanding indebtedness at maturity and finance the new satellites we need for our business.
Our First Priority Senior Secured Notes due 2011 (the “First Priority Notes”), in an aggregate principal amount of approximately $238.2 million as of December 31, 2009, mature in 2011.  Our Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes” and, together with the First Priority Notes, the “Notes”), in an aggregate principal amount of $182.4 million as of December 31, 2009, mature in 2013.  We expect to spend approximately $350 million through 2012 to construct, launch, and insure our Satmex 8 satellite (“Satmex 8”), which is planned to replace our existing Satmex 5 satellite (“Satmex 5”).  We also will need an additional $360 million to construct, launch and insure our Satmex 7 satellite (“Satmex 7”), which is intended to replace our existing Solidaridad 2 satellite (“Solidaridad 2”), through 2015.  These cash requirements significantly exceed our available cash and cash equivalents, which were $102.4 million as of December 31, 2009.  We do not anticipate generating sufficient cash from operations to meet these requirements, and we expect that we will need to raise capital, either through the issuance of equity or debt, undergo a corporate restructuring and/or restructure our existing Notes in order to fulfill these obligations.
We may not have enough financial resources to complete the Satmex 8 program.
In order for Satmex to complete the program for constructing, launching, and insuring Satmex 8, the Company will need additional financing. Because of limitations in our First Priority Indenture and our Second Priority Indenture (the “Indentures”), the current situation of the capital markets, and the current financial situation of Satmex, we may not be able to obtain the financial resources needed to complete the Satmex 8 program.
If we are unable to pay the First Priority Notes in full at maturity, or if we do not have financial resources to complete the Satmex 8 program to replace Satmex 5 on time, the Mexican Government may initiate legal actions alleging non-compliance with some of the terms and conditions set forth in the Orbital Concessions (as defined below) that may result in the revocation of our Concessions.
We may not be able to finance the construction, launch, and insurance of the launching of Satmex 7 and Satmex 8.
In order to construct, launch, and insure Satmex 7 and Satmex 8, the Company will need additional external financial resources. We may not be able to raise necessary capital, sell the Company or restructure the Company. Any of these actions would require consent from stockholders, bondholders, and the Mexican government, and we may not be able to obtain all of these consents. Furthermore, Chapter 11 and or “Concurso Mercantil”, a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico (the “LCM”), may be needed to achieve a sale or restructuring, and constituents may not approve such course of action. In addition, current debt market conditions may prevent us from refinancing our current debt or raising additional funds.
Our financial condition could be materially and adversely affected if we fail to replace Satmex 5 with Satmex 8 on time.
Due to the XIPS failure that occurred to Satmex 5 on January 27, 2010, the estimated remaining life of the satellite was reduced to 2.52 years as of June 1, 2010. As a result, we must replace Satmex 5 as soon as possible in order to retain our customer base on that satellite. If we are not able to replace Satmex 5 in a timely manner and retain our customer base, our revenues and financial condition will be materially adversely affected. The restrictions contained in the Indentures governing our Notes may impair our ability to finance our future operations or capital needs, including the replacement of Satmex 5. On May 7, 2010, Satmex entered into a final agreement with Space Systems/Loral (“SS/L”), retroactively effective as of April 1, 2010, for the construction of Satmex 8. In order to enter into the agreement with SS/L, on May 7, 2010, Satmex executed an Amendment and Limited Waiver Agreement (the “Waiver”) with U.S. Bank National Association (“First Priority Indenture Trustee”), Wells Fargo National Association (“Second Priority Indenture Trustee”) (collectively, the “Indenture Trustees”), HSBC Bank USA, National Association (“First Priority Collateral Trustee”) for the limited purposes set forth therein, and Wells Fargo National Association (“Second Priority Collateral Trustee”) for the limited purposes set forth therein, and certain of the holders of the Notes, that allows the Company to use cash available up to $100 million for certain payments to be made in connection with the construction and launch of Satmex 8. However, funds in excess of $100 million will be required in order to construct and launch Satmex 8. There can be no assurance that we will obtain an additional waiver to continue investing in the construction and launch of Satmex 8. Furthermore, the Company will need additional financing to conclude the construction and launch of Satmex 8, and we may not be successful raising financing or obtaining the authorizations from the holders of the Notes for the necessary funds.

We have incurred significant indebtedness to acquire and launch our satellites, including secured indebtedness, which may limit our cash flow for capital expenditures and other expenses.
We have a significant amount of debt and, subject to applicable restrictions in our debt instruments, may incur additional debt in the future. As of December 31, 2009, we had total long-term debt of approximately $420.6 million.
The level of our indebtedness has had and may continue to have important consequences. Among others, it has:
•
limited cash flow available for capital expenditures, acquisitions, working capital, and other general corporate purposes as a result of dedicating a substantial portion of our cash flow from operations to servicing our debt;

•	increased our vulnerability to general adverse economic and industry conditions;
•	limited our flexibility in planning for, or reacting to competitive and other changes in our business and the industries in which we operate;
•	placed us at a relative disadvantage to our competitors that have less debt and greater operating and financing flexibility than we do;
•	made us vulnerable to interest rate increases because approximately 57% of our indebtedness is, and will continue to be, subject to variable rates of interest;
•
required that we make financial concessions in order to pursue our business strategy, such as agreeing to an increase in the interest rate on the First Priority Notes in order to obtain the Waiver signed on May 7, 2010;

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
The restrictions contained in agreements governing our indebtedness may impair our ability to finance our future operations or capital needs or engage in other business activities. On May 7, 2010, we executed a final agreement with SS/L, retroactively effective as of April 1, 2010, for the construction of Satmex 8. The construction, launch vehicle, launch insurance, and other expenses for Satmex 8 require us to carry out capital expenditures exceeding the limit permitted by the agreements governing our indebtedness. We entered into the Waiver with our creditors that allows us to use up to $100 million of the Company’s resources to make certain payments in connection with the construction and launch of Satmex 8 to replace Satmex 5; however, this amount is not sufficient to complete the entire Satmex 8 program. We are not certain that the Company will obtain permission in the future from the holders of the Notes to additionally increase the capital expenditure limit amount. In order to complete the program to construct, launch, and insure the launching of Satmex 8, the Company will need additional financing; however, we are not certain that we will obtain the requisite consent from the holders of the Notes, required under current Indentures, to incur additional financing. Furthermore, we are not certain that the current situation of the Company or the current status of the financial markets will allow us to obtain the additional financing required.

A default by us under our debt obligations could result in the acceleration of those obligations, which in turn, could trigger cross defaults under other agreements governing our long-term indebtedness. In addition, the holders of the First Priority Notes issued pursuant to the Indenture governing such notes and the holders of the Second Priority Notes issued pursuant to the Indenture governing such notes, could foreclose on the collateral, which includes equity interests in certain of our subsidiaries, and exercise other rights of secured creditors. Any default under our debt could adversely affect our growth, our financial condition, our results of operations, and our ability to make payments on our debt, and could force us to seek the protection of the bankruptcy laws in the United States. We may incur significant additional debt in the future; if so, the related risks that we now face may intensify.
If we are unable to finance, build and successfully launch our proposed Satmex 7 and Satmex 8, our ability to grow our business will be materially and adversely affected.
Satmex 5 and Satmex 6 are nearly fully contracted. Therefore, in order for us to increase our fixed satellite services revenue, we will need to either increase the fees we charge our customers or obtain additional satellite capacity, most likely through the launch of Satmex 7 and Satmex 8, which is already under construction. We may not be able to build and launch Satmex 7 and Satmex 8 if we are unable to obtain funding to complete construction and proceed with the launch or if there is a failure, regardless of whether the loss is insured. Under our existing Indentures, we are not permitted to incur debt financing to fund the cost of replacement satellites, except on a subordinated unsecured basis and only if our leverage ratio (as defined) on a pro forma basis does not exceed 7 to 1 after giving effect to the financing. We do not believe that subordinated financing is currently available to fund replacement satellites and such financing may not become available in the future. If we are unable to finance, build and successfully launch Satmex 7 and Satmex 8, our ability to grow our business will be materially and adversely affected and we will likely not be able to meet our business goals. As a result, we could have difficulty making the scheduled interest payments on the Notes, if we do not obtain other sources of income growth. In addition to the decrease in income, if we are unable to replace Solidaridad 2 and Satmex 5 with Satmex 7 and Satmex 8, respectively, we may face the risk of having the Mexican Government initiate legal actions alleging non-compliance with some terms and conditions of the Orbital Concessions for purposes of revoking our Concessions. Additionally, and only after such revocation, if the Mexican Government fails to take timely action to occupy the relevant orbital slots, it could face the risk of losing such orbital slots under the rules of the International Telecommunications Union (“ITU”).
Even if we are successful in funding the construction of Satmex 7 and Satmex 8, we may experience launch failure with respect to those satellites that could result in their partial or total loss. Satellite manufacture and launch involve complex processes and technologies, and we rely on contractors for both the manufacture and the launch of our satellites. Even if launched into orbit, a satellite may fail to enter into its designated orbital location or we may use more fuel than planned to place a satellite into its orbital location and, as a result, reduce the orbital maneuver life of the satellite.
Due to the amounts and scheduling of the payments required, we cannot finance Satmex 8 and/or Satmex 7 under our current capital and legal structure; a new structure will be necessary. For this reason, we are considering the following alternatives: (i) refinancing, (ii) restructuring, and (iii) selling the Company. Each of these alternatives may require consents from the current holders of Notes, the Company’s Board of Directors, including series B directors and the Mexican government. Attempts to sell the Company have failed in the past and may fail again. Selling, restructuring or refinancing the Company through a Chapter 11 proceeding pursuant to Title 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) and/or a Concurso Mercantil (“Concurso Mercantil” or “Concurso”), a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles of Mexico (the “LCM”), may be necessary to implement a sale, restructuring or refinancing of the Company. However, a Chapter 11 proceeding and/or Concurso involve additional risks and uncertainties, and some parties may oppose such course of action.

If we are not able to obtain additional financing to complete the Satmex 8 program, or if we are unable to satisfy or restructure our existing obligations under the Notes, we could be required to seek relief through a Concurso Mercantil or a filing under the Bankruptcy Code, either through a prepackaged plan of reorganization or an alternative plan, which could include liquidation.
If we are not able to secure adequate funding to complete the Satmex 8 program prior to the expiration of the life of Satmex 5, our revenues and financial condition will be materially adversely affected. Our liquidity position would deteriorate further and we would have difficulty meeting our obligations under the Notes, the Indentures and the Waiver. In addition, due to our constricted liquidity position and the limited availability of financing, we may default on our debt regardless of the success of the Satmex 8 program. An inability to operate due to insufficient liquidity or a risk of default on our long-term debt could cause us voluntarily or involuntarily to seek relief through a restructuring pursuant to a Concurso Mercantil or a filing under the Bankruptcy Code, or both, as occurred in 2006. With respect to the Bankruptcy Code, a voluntary restructuring preferably would be conducted through a prepackaged reorganization, by means of an agreement among us, our stockholders and our creditors, including the holders of the Notes. However, the announcement of a prepackaged reorganization plan and its execution in the U.S. Bankruptcy Court could materially adversely affect the relationships between us and our customers, employees, suppliers and the Mexican government. Alternatively, if we were unable to develop a prepackaged plan or to obtain confirmation of the prepackaged plan on a timely basis, because of a legal challenge to the plan, the inability to obtain sufficient financing or for other reasons, we could be forced to operate in bankruptcy for an extended period while trying to develop a reorganization plan that could be confirmed. Moreover, there is no assurance that we would be able to obtain debtor-in-possession financing to sustain us during bankruptcy proceedings, particularly if we cannot negotiate successfully with our stockholders and creditors.
Our current liquidity and financial condition are sufficiently constrained that we could default on our approximate $420.6 million in long-term debt. A default under the Indentures, the Waiver or another debt agreement could cause cross defaults with our other debt agreements. Holders of the Notes and other creditors could then commence involuntary bankruptcy proceedings against us under the LCM or the Bankruptcy Code.
Substantial risks would result from any such bankruptcy filing, whether voluntary or involuntary, in Mexico or the U.S., including:
•	Both a Concurso Mercantil and a filing under the Bankruptcy Code would cause us to incur significant legal, administrative and other professional expenses;
•
Bankruptcy proceedings in general, and the respective rights of debtors and creditors in particular, differ substantially under the LCM in Mexico as compared to the Bankruptcy Code in the U.S., and coordinating proceedings in the two jurisdictions would be complicated and expensive;

•
It is likely that the filing would substantially erode consumers’ confidence in our ability to provide service over the long-term and as a result there could be a significant and precipitous decline in our revenues;

•	Our suppliers might terminate their relationship with us, or might provide goods and services only on less favorable terms;
•
If we are not able to develop a successful plan for reorganization or if we cannot secure financing after a bankruptcy commences, we might be forced to liquidate under Chapter 7 of the Bankruptcy Code or under the LCM; we might also be forced to liquidate in an involuntary proceeding; and

•	The Mexican government could terminate our Orbital Concessions (as defined below) pursuant to the Telecommunications Law.
Rights of holders of the Notes and rights of the equity holders may be adversely affected in a variety of ways by a Concurso Mercantil or a proceeding under the Bankruptcy Code:
•	Holders of our debt obligations could have their claims significantly reduced, converted into equity or eliminated, depending upon the terms of the restructuring; and
•	The equity interests of our current stockholders could be completely eliminated.

Our financial statements in this Annual Report on Form 20-F are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Although we had cash and cash equivalents of $110.1 million and $102.4 million as of March 31, 2010 and December 31, 2009, respectively, we had total debt of $424.2 million and $420.6 million as of March 31, 2010 and as of December 31, 2009, respectively. Our First Priority Senior Secured Notes, with an outstanding principal balance of $238.2 million as of March 31, 2010, are due on November 20, 2011 and our Second Priority Senior Notes, with an outstanding principal balance of $186.0 million as of March 31, 2010, are due on November 30, 2013. Our business is very capital intensive and the terms of our existing indebtedness significantly restrict our ability to use our cash and incur new debt.
As previously announced, we have entered into a definitive construction agreement for our Satmex 8 satellite to replace our existing Satmex 5 satellite. We estimate that the total Satmex 8 program, including construction, launching and insurance, will cost approximately $350 million.
The payments to be made under the construction agreement may exceed the level of capital expenditures that we may make or commit to make under the indentures governing the First Priority and Second Priority Notes. As previously announced, we have obtained waivers for certain indenture covenants to allow us to enter into the agreement and a satellite launch agreement, and to make payments up to $100 million of cash in connection therewith, which we anticipate being sufficient to make payments for the first twelve months of the construction agreement. We anticipate requesting further waivers under the First Priority and Second Priority Note indentures to allow for additional payments but there is no assurance that such waivers will be granted on terms acceptable to the Company. In connection with the existing waiver, we have agreed to an increase in the interest rate payable on the First Priority Notes to 12% per annum, with further potential increases upon specified events and circumstances.
Based on the foregoing, our ability to continue as a going concern would depend on our ability to raise additional capital, restructure our capital structure including exchanging a large portion of our outstanding indebtedness for equity and/or to obtain additional further waivers under the indentures for the First and Second Priority Notes. We have retained Lazard Frères & Co. LLC, a preeminent financial advisory and asset management firm, as our sole advisor to conduct a comprehensive review of our capital structure and to assist us in executing our strategy to restructure our balance sheet and obtain financing for the construction of the Satmex 8 satellite. We have asked our bondholders to organize as a group in order to discuss such restructuring and reorganization alternatives and we have commenced discussions with their representatives regarding strategic alternatives, though these discussions are at a very early stage.
Failure to raise additional funds and/or restructure our capital structure would result in depleting our available funds and not being able to pay our obligations when they become due. We may not be able to satisfy our liquidity and working capital requirements or restructure our capital structure. If we are unable to satisfy our liquidity and working capital requirements and restructure our capital structure, we will consider all available in and out of court restructuring and reorganization alternatives, including a possible Chapter 11 and/or Concurso Mercantil filing.
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

Under Mexican law, the assignment of the rights and obligations deriving from the Orbital Concessions (as defined below) to a buyer in a foreclosure sale requires the consent and approval of the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation or the “SCT”).
Although the Orbital Concessions have been granted as collateral, in the event of foreclosure, the assignee would need to comply with the requirements provided in the Ley Federal de Telecomunicaciones, as amended, (the “Telecommunications Law”), and would also need to obtain approval of the assignment from SCT.
We may not have sufficient funds available to redeem our First Priority Notes and Second Priority Notes upon a change of control.
Under the terms of the Indentures governing the Notes, subject to certain conditions, upon a change of control we must offer to redeem the Notes and pay premium, accrued interest, and additional amounts, if any, on the Notes, in each case, to the date of purchase. After our 2006 restructuring, a technical committee representing our shareholders actively pursued the sale of our debt and equity; however, the sale was suspended in June 2007. In January 2009, the management team of the Company and its advisors started to review various alternatives, and on July 28, 2009, the technical committee of the Irrevocable Administration Trust Agreement No. F/589 dated November 28, 2006, (the “DBM Trust”), resolved to start a new sale process. As addressed in other sections of this report, approval by the Board, including at least two Series “A” directors and at least two Series “B” directors, will likely be required to execute any restructuring alternative.
On February 26, 2010, the Company entered into a Stock Purchase Agreement among the Company, EchoStar Satellite Acquisition L.L.C (“EchoStar”), Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria, solely and exclusively as trustee in the DBM Trust, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiducaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. 80501 dated November 28, 2006, (the “NAFIN Trust”) (together with the DBM Trust, the “Sellers”), and for certain purposes, EchoStar Corporation (the “Stock Purchase Agreement” or “SPA”), to acquire an ownership interest in the Company. Under this agreement, we would have been acquired for approximately $267 million in cash, plus up to a maximum of $107 million in cash on the Company’s balance sheet at closing, subject to certain specified adjustments, resulting in potential total cash of up to a maximum of approximately $374 million available for distribution to the Company’s shareholders. A portion of the total cash was expected to be applied to the repurchase or redemption of the outstanding Notes, and another portion was expected to be distributed to the Company’s shareholders. In addition, a portion of the total cash was expected to be used to pay fees, expenses, and other payments incurred in connection with the transaction. The total cash amount was insufficient to repurchase or redeem all of the Company’s outstanding Notes at face value, irrespective of the amount allocated to the Company’s shareholders. The aggregate outstanding principal of the Notes, as of February 26, 2010, was approximately $424.2 million. As a result, the portion of the total cash amount to be applied to repurchase or redeem the Notes on the one hand, or available for distribution to the Company’s shareholders on the other hand, was expected to be negotiated between the holders of the Notes and the holders of the Company’s equity securities.
The transactions contemplated by the Stock Purchase Agreement could not be completed without the receipt of certain approvals and waivers of Indenture provisions by a majority in principal amount of each of the First Priority Notes and the Second Priority Notes. The Stock Purchase Agreement provided that if, within 17 days after the execution date of the Stock Purchase Agreement, such approvals and certain lockup agreements were not obtained from the holders of at least a majority of each of the First Priority Notes and the Second Priority Notes, then EchoStar could terminate the Stock Purchase Agreement. Such approvals and lockup agreements could not be obtained unless the holders of the Notes and the holders of the Company’s equity could agree regarding the allocation of the sale proceeds. An ad hoc group representing more than 50% of the Second Priority Notes had indicated to the Company that it did not support the proposed transaction. Although the holders of the Notes and the holders of the Company’s equity securities began discussions regarding the allocation of the total cash, they did not reach an agreement regarding the allocation, and the Company did not satisfy the conditions set forth in the Stock Purchase Agreement, within the applicable 17-day period. On March 16, 2010, the Company announced that it had received a notice from EchoStar terminating the Stock Purchase Agreement. Thereinafter and as a condition to continue with the negotiations for the possible execution of a new stock purchase agreement, the Company paid EchoStar the amount of $2.5 million; however, in May 2010 and due to a difference in the purchase price, such negotiations were terminated.

The Company continues to evaluate the possibility of a sale or an internal restructuring, and any such transaction will depend on the Company’s ability to satisfy the holders of the Notes.
The value of the collateral securing the Notes may not be sufficient to satisfy our obligations under the Notes.
The Notes are secured by first and second priority liens, respectively, on the collateral. In the event of foreclosure on the collateral, the proceeds from the sale of the collateral securing indebtedness under the Notes will be applied first to satisfy indebtedness and all other obligations under the First Priority Notes before any such proceeds are applied in respect of the Second Priority Notes. The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the condition of the collateral and the satellite industry, the ability to sell the collateral in an orderly sale, the condition of the international, national, and local economies, the availability of buyers, and similar factors. You should not rely upon the book value of the collateral as a measure of realizable value for such assets. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or have significant value. To the extent that third parties hold liens (including statutory liens), whether or not permitted by the Indentures governing the Notes, such third parties may have rights and remedies with respect to the collateral securing the Notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the Notes. There can be no assurance that in a foreclosure, the value of the collateral will be sufficient to satisfy the Notes in full.
Additional external factors may impede the Company from redeeming our Notes.
Our ability to obtain additional financing and to refinance the Notes in the future may be limited.
In the future, we are likely to require additional financing to service or refinance the Notes, fund our operations and/or invest in the growth of our business. Our existing Indentures severely restrict our ability to incur additional debt. Among other things, we will likely need to seek financing in connection with the construction of Satmex 7 and the finalization of the construction of Satmex 8. We may not be able to access financing for Satmex 7 and the remaining financing for Satmex 8 on terms acceptable to us and permitted by our existing Indentures, if at all. In addition, we are highly leveraged, so our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico and the other countries where our customers are located, the state of the global telecommunications industry and by financial, business, regulatory, and other factors. Many of these factors are largely beyond our control.
The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity.
The Indentures governing our Notes contain a number of significant covenants that could adversely affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations. These covenants restrict, among other things, our ability to:
•	incur additional debt or amend the terms of existing debt;
•	repurchase or redeem equity interests and debt;
•	issue equity;
•	merge or consolidate with any other person or enter into a change of control transaction (See “We may not have sufficient funds available to redeem our Notes upon a change of control”);

•	spend excess cash flow or insurance proceeds;
•	make certain investments, loans, guarantees or acquisitions;
•	pay dividends or make other distributions;
•	create restrictions on the payment of dividends or other amounts;
•	sell, assign, transfer, lease or otherwise convey certain of our assets;
•	enter into related party transactions;
•	enter into new lines of business; and
•	grant liens and pledge assets.
Furthermore, the Indentures require us to, among other things; provide annual audited financial statements, with an unqualified opinion from our independent auditors. (See “Liquidity and Capital Resources” for additional details on our debt covenants and future liquidity). Our ability to comply with these provisions may be affected by events beyond our control, and we need to refinance existing debt if we are unable to obtain the flexibility needed to execute our business plan by way of consent solicitations to our existing creditors.
Investors in the Notes may not be able to find a purchaser should they need to dispose of their investment prior to maturity.
The Notes are not registered under the Securities Act or any state or other securities laws. Holders of the Notes have no right to demand that we register the Notes for resale under applicable securities laws or conduct a registered exchange offer for the Notes, and we do not intend to do so. Consequently, the Notes are subject to restrictions on transfer. The liquidity of the Notes and their quoted prices in the trading market may be adversely affected by changes in the overall market for high-yield securities generally or the interest of securities dealers in making a market in the Notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. No market for the Notes currently exists, and there can be no assurance that such a market will develop, or if developed, that it will continue to exist.
As a result of our previous Concurso Mercantil and the implementation of our plan of reorganization (the “Plan of Reorganization”) filed with the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) in our bankruptcy case under Chapter 11, our financial information after November 30, 2006 is not comparable to our prior years’ financial information.
As a result of our Concurso Mercantil, and the consummation of the Plan of Reorganization, since 2006 we have been operating our business under a new modified capital structure, under which we extinguished our old floating rate notes and fixed rate notes, we issued new floating rate notes, the First Priority Notes and fixed rate notes, the Second Priority Notes and we commenced the accrual of interest on the new fixed rate Notes, among other changes. In addition, in connection with our Plan of Reorganization, we granted Loral Skynet Corporation (“Loral”) an usufructo (a Mexican law concept that grants another person the right to use and enjoy another person’s property) over four transponders on Satmex 6 and three transponders on Satmex 5 and recognized significant revenues and expenses associated with this grant. Furthermore, pursuant to the terms of the Plan of Reorganization, we acquired a 75% interest in Enlaces Integra, S. de R.L. de C.V. (“Enlaces”), our value-added broadband over satellite services subsidiary. The results of operations of Enlaces have been consolidated with our results of operations beginning December 1, 2006. Accordingly, our financial condition and results of operations after November 30, 2006 are not comparable to the financial condition or results of operations of our prior years reflected in the historical financial statements contained in this Annual Report on Form 20-F. (See “Selected Financial Data” above for additional information).

We have a history of significant net operating losses and we may not be able to improve successfully our performance or obtain profitability.
We incurred consolidated net losses applicable to controlling shareholders of approximately $20.2 million, $35.6 million, and $57.5 million, during fiscal years 2009, 2008, and 2007, respectively. Our ability to improve our performance and obtain profitability is dependent on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities, refinance our existing debt, construct the Satmex 7, a high-power replacement for Solidaridad 2 in orbital slot 114.9° W.L, and construct Satmex 8, a high-power replacement for Satmex 5 in orbital slot 116.8° W.L. Our failure to improve our performance or obtain profitability could have a material adverse effect on our business, results of operations or financial condition, and could adversely affect our ability to make payments on our debt obligations. The Company has improved its operating performance substantially over the last two years. Operating income in 2007 represented a loss of $5.9 million and in 2009 represented a positive income of $36.7 million. Notwithstanding the improvements in operations, the Company has not been able to generate positive net income and thus obtain profitability. Our failure to obtain profitability could have a material adverse effect on our business, results of operations or financial condition, and could adversely affect our ability to make payments on our debt obligations.
Our in-orbit satellites are vulnerable to failure.
Satellites utilize complex technology and operate in the harsh environment of space, and accordingly, are subject to significant operational risks during launch and while in orbit. These risks include system or component failures or malfunctions, commonly referred to as anomalies. Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected useful life, and it is not feasible to repair a satellite in space. In-orbit satellite failure may result from various causes including:
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
In the past, we lost a satellite in orbit, and on January 27, 2010, we lost the primary XIPS on Satmex 5. The secondary XIPS on Satmex 5 previously failed and is no longer available. Consequently, Satmex 5 is currently operating on its backup bi-propellant propulsion system. As of June 1, 2010, this backup system will provide up to approximately 2.52 years of remaining life.
In the event that the bi-propellant propulsion system on Satmex 5 failed, the satellite would be entirely lost. Thus, if Satmex 5 reaches the end of its life and Satmex 8 is not in place, we will not be able to continue offering services to the vast majority of our Satmex 5 customers because Satmex 6 is nearly fully contracted, and that would adversely affect our performance and profitability. If our customers believe there will be a gap between Satmex 5’s end of life and Satmex 8’s arrival, they may discontinue their use of our services early. As a result, it is critical that we launch the replacement for Satmex 5 to minimize the likelihood of a possible gap in services. As part of our plans to provide to our customers continuity of services, we have worked on the design of Satmex 8, which will be able to fully replace Satmex 5, and we have entered into a Satellite Construction Agreement with SS/L for the construction of Satmex 8, with the goal to replace Satmex 5 before its end of useful life.

There are risks associated with satellite construction and launch. The launch of the satellite can be delayed due to construction problems, the unavailability of a launch location, and delays in obtaining regulatory approval. Launch vehicles may fail to place the satellite into the desired orbit either due to a total failure, causing the destruction of the satellite, or due to underperformance of the launch vehicle; in the latter scenario, placing the satellite into its final orbital position could adversely affect the useful life of the satellite. Delay or failure of the launch of Satmex 8 to replace Satmex 5 could result in the loss of customers, which could have a material adverse effect on our operations, prospects, results and financial condition.
In addition, Solidaridad 2, Satmex 5, and Satmex 6 have experienced temporary anomalies, and in certain cases are currently operating using back-up components or systems because of the failure of their primary components or systems. If the back-up components or systems fail, however, and Satmex is unable to restore redundancy, these satellites could lose capacity or be total losses. Any single anomaly or series of anomalies or other failure could cause our revenues, cash flows, and backlog to decline materially, could require us to recognize an impairment loss or replace one or more of our satellites, materially affecting our profitability and increasing our financing needs. Any such anomaly or failure could also result in a customer terminating its contract for service on the affected satellite, and could require Satmex to repay prepayments made by customers of the affected satellite. If the affected satellite serves one of Satmex’s major customers, there could be a material adverse effect on our operations, prospects, results, and financial condition.
See “Item 4. Information on the Company — Our Satellites” for additional details on our satellites.
Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.
Our current satellite insurance policies contain exclusions that could make these policies ineffective. Insurance policies on Satmex 6 satellite (“Satmex 6”) and Satmex 5, include customary exclusions, such as: military or similar actions; anti-satellite devices; governmental actions; nuclear reaction or radiation contamination; willful or intentional acts of us or our contractors; loss of income, indirect and consequential damages; and third-party claims against us. Our future insurance policies may also contain such exclusions; the cost of insurance policies without exclusions may make such insurance policies impractical. A partial or complete failure of a revenue-producing satellite, whether insured or not, could have a material adverse effect on our business, financial condition, and results of operations.
As is typical in our industry, our current satellite insurance policies exclude coverage for loss due to failure of a satellite’s xenon ion propulsion system (“XIPS”) in Satmex 5, the electric propulsion system that maintains the satellite’s in-orbit position. Satmex 6 does not have XIPS system. On January 27, 2010, the primary XIPS on Satmex 5 experienced an unexpected shutdown, and we do not expect to be able to restart the system. Because the secondary XIPS on Satmex 5 previously failed, the satellite is currently operating on its backup bi-propellant propulsion system. Any losses we experience due to the Satmex 5 XIPS failures are not insured.
In accordance with the Indentures governing the First Priority Notes and the Second Priority Notes, the in-orbit insurance for Solidaridad 2 was not renewed.
We may not be able to renew our insurance policies for our satellites at commercially reasonable rates, if at all, when they expire, and our existing insurance coverage has, and our future insurance coverage will likely have, significant exceptions.
We currently have in-orbit insurance for Satmex 5 and Satmex 6; however, any insurance proceeds received in connection with a partial or total loss of Satmex 5 or Satmex 6 may not be sufficient to cover the replacement cost for these satellites. In addition, this insurance will not protect us against all potential losses due to market specified exclusions, deductibles, and material change limitations and we may find it difficult to insure against certain risks, including a partial degradation of satellite functionality. There is no assurance that we will be able to renew this insurance on reasonable terms and conditions, if at all.

We renewed our in-orbit insurance for Satmex 5 for a period of one year, expiring on December 5, 2010, based on prevailing market terms and conditions. Satmex 5’s insurance coverage is $90 million and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 5.
The Satmex 6 in-orbit insurance policy was renewed in December 2009 for one year, expiring on December 5, 2010. Satmex 6’s insurance coverage of $288 million is based on prevailing market terms and conditions, and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6.
As is customary in our industry, our policies exclude coverage for losses due to failure of the XIPS and any related systems. On January 27, 2010, the primary XIPS on Satmex 5 failed, and the secondary XIPS on Satmex 5 previously failed in 2003. Our policies also exclude coverage for anomalies with the same telemetry signature like the Satmex 5 anomaly that occurred on October 13, 2004 and the Satmex 5 transponder that was similarly affected in October 2004.
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
Since the geostationary end of life of Solidaridad 2 was expected to occur in 2008, our Board of Directors resolved on November 27, 2006, in accordance with the Indentures, not to renew the in-orbit insurance for the Solidaridad 2 satellite, since a potential uninsured loss of this satellite would not have a significant effect on our results of operations and financial condition, since most clients of Solidaridad 2 have already been migrated to Satmex 6.
An uninsured loss of Satmex 5 or Satmex 6 would decrease our revenues and net income, resulting in a material adverse effect on our results of operations and financial condition. Furthermore, if we are unable to insure our satellites (excluding Solidaridad 2) in the same manner that similar satellites are usually insured by companies engaged in the same or similar business, such failure could result in a default under the Indentures governing the Notes.
The Mexican government has economic rights with respect to us and may exercise influence in respect of 55% of our series A shares. As a result, the Mexican government may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.
The Mexican government, as beneficiary of the economic rights of Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”) and, as beneficiary of the majority of voting shares representative of the capital stock of the Company, may pursue in the future certain of its macroeconomic and social objectives through us. In addition, the Mexican government may exercise influence in respect of 55% of our voting capital stock. As a result, we may engage in activities that give preference to the objectives of the Mexican government rather than to our own economic and business objectives. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.
Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies.
Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures, and there can be no assurance that we will be able to satisfy our capital requirements in the future. Although we currently expect that the majority of our liquidity requirements in 2010, including requirements relating to the construction of Satmex 8, will be satisfied by cash generated from our operations, we may need to raise funds to meet our capital requirements. Furthermore, we expect that we will need to raise funds in 2011 and beyond to complete the construction and launch of Satmex 8, to construct and launch Satmex 7 and for other purposes. If we are unable to obtain additional funds through external financing, we may be prevented from fully implementing our business strategy.

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

Worldwide economic conditions have recently deteriorated, significantly affecting the global financial markets, and have caused significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions in equity and currency values in financial markets and extreme volatility in credit, equity and fixed income markets, and general economic uncertainty. Continuing adverse global economic conditions may have a material adverse effect on us due to potential insolvency of suppliers and customers. If global economic conditions remain uncertain or deteriorate further, we may experience a material adverse affect on our business, operating results and financial condition. These potential effects of the current financial situation are difficult to forecast and mitigate.
A small number of customers accounts for a large portion of our revenues, and the loss of one or more of these significant customers would adversely affect our revenues.
Our ten largest customers in 2009 represented approximately 53% of our total revenues. In addition, approximately 80% of our fixed satellite services revenues in 2009 were derived from our ten principal customers. Our largest customer is Hughes Network Systems, LLC (“HNS”), which is a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 20% and 23% of our total revenue in 2009 and 2008, respectively. The Satmex 5 contracted capacity by HNS was decreased through three amendments (the 15th, 16th, and 17th amendments to the contract entered into by the Company and HNS) executed on February 1, 2009, September 1, 2009, and October 1, 2009, respectively, and has a minimum total value of $30.4 million. Moreover, the 17th amendment extended the term contracted for Satmex 5 and Satmex 6 capacity.
Other large customers include Telmex Perú, S.A (“Telmex Perú”), Teléfonos de México, S.A.B. de C.V. (“Telmex”), and Productora y Comercializadora de Televisión, S.A. de C.V. (“PCTV”). Revenue from governmental entities represented 4% of our total revenues in both 2009 and 2008. Revenue from DirecTV Inc. (“DirecTV”) and Comcast Cable Communications (“Comcast”) represented 54% and 21% for 2009, and 51% and 24% for 2008, respectively, of Alterna’TV’s (our programming distribution services business unit that operates through our wholly-owned subsidiary Alterna’TV International Corporation (“Alterna’TV International”) revenue. Approximately 44% and 42% of the revenues of our subsidiary Enlaces for 2009 and 2008, respectively, were derived from two customers. Revenues from Enlaces and Alterna’TV represent 9.9% and 11.6% of the total revenues of Satmex for 2009, respectively. If significant customers cancel their contracts with us or fail to renew their contracts, it would adversely affect our revenues while only marginally lowering our expenses.

We operate in a competitive environment
We continue to face competition from satellite operators in markets such as the U.S., Mexico, and Latin America. Intelsat, Ltd. (“Intelsat”) (including its wholly-owned subsidiary PanAmSat Corporation (“PanAmSat”)), has more than 50 satellites, of which more than 30 serve the Americas market. SES, S.A. (“SES”) has a fleet of 40 satellites, of which more than 20 totally or partially serve the Americas. Other competitors include Telesat Canada (“Telesat”), Grupo Hispasat, S.A. (“Hispasat”), Hispamar Satélites S.A. (“Hispamar”), and Star One, S.A. (“Star One”), owned by Empresa Brasileira de Telecomunicações S.A. (“Embratel”).
We also face competition from land-based telecommunications services. Fiber optic service providers can generally provide services at a lower cost than we can for point-to-point applications.
Enlaces and Alterna’TV also operate in highly competitive environments. Alterna’TV faces competition from large media companies such as News Corporation, Discovery Communications, Inc., Viacom, Inc., NBC Universal, Inc. and Univision Communications, Inc., and from niche channels that target very specific Hispanic communities in the U.S. such as Sur Corporation. Enlaces faces competition from government business such as Libros Foráneos, S.A. de C.V. (d.b.a “Globalsat”) and Pegaso Telecomunicaciones S.A. de C.V. (“Pegaso”), which are in partnership with Intelsat for the provision of satellite capacity. During 2009, the Mexican Government (through its telecommunications regulator, the Comisión Federal de Telecomunicaciones (“COFETEL”) released new concessions to Red52, S.A. de C.V. (“Red52”) and Elara Networks, S.A. de C.V. (“Elara Networks”), generating more competition in the market for Enlaces. In the corporate market, Enlaces faces competition from terrestrial network services providers such as Telmex, Axtel, S.A.B. de C.V. (“Axtel”) and Servicios Alestra, S.A. de C.V. (d.b.a. “AT&T”) and, to a lesser extent, from companies such as British Telecom (formally Comsat), Pegaso, and Globalsat, which offer similar services but focus primarily on small office/home office (“SOHO”) markets. Telmex and Comsat both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access product. Enlaces maintains its role as a major market participant by offering competitive prices, broader coverage in Mexico and Latin America, and value-added services (i.e., video multicast and content delivery, among others).
We may not be able to compete successfully with our competitors. Most of our competitors have larger fleets and significantly greater financial resources than we do. Moreover, if our competitors launch new satellites with coverage over the regions that we serve, we may experience price reductions. This in turn could adversely affect our revenue and further impact our ability to service our debt obligations.
If we are not able to replace Satmex 5 before its end of life, there is the risk that Satmex 5’s customers will migrate their services to competitors’ satellites.
Enlaces requires capacity on the Ku-band frequency in order to grow its business, and such capacity may not be available on commercially reasonable terms.
Enlaces currently purchases all of its capacity in the Ku-band frequency from us at commercial market rates. As Satmex 5 and Satmex 6 are nearly fully contracted, we have very limited additional Ku-band capacity to sell to Enlaces. Therefore, in order to continue to grow, Enlaces will be required to purchase additional Ku-band capacity from other satellite operators, including our direct competitors. Such capacity may not be available on commercially reasonable terms. Also, in order to obtain additional Ku-band capacity from other satellite operators, Enlaces would need to build another antenna and a new teleport. Therefore, Enlaces’ capacity for growth could be limited by scarcity of Ku-band capacity and/or related operational costs.
Enlaces operates from one facility, without a back-up location, and a natural disaster or antenna failure could significantly disrupt its business.
Enlaces’ teleport operates from one facility, without a back-up. A natural disaster, such as an earthquake, could seriously disrupt its operations. In addition, Enlaces operates only one antenna with no back-up antenna in place. Damage to this antenna could seriously disrupt Enlaces’ operations. In 2009, Enlaces’ revenues represented 9.9% of the total revenues of the Company.

Our future success depends on our ability to maintain a strong management team, retain our key employees and adapt to technological changes.
We are dependent on the services of our senior management team, our technical and commercial experts, and specialists to remain competitive in the satellite service industry. Any losses of key members of our management team would have an adverse effect on us until qualified replacements are found. As the leading satellite operator in Mexico, we may not be able to quickly replace such individuals with persons of equal experience and capabilities. In 2009, we filled the general counsel vacancy; however, the internal audit function is managed through an outsourcing service. In addition, in the satellite industry, commercial, financial, regulatory, legal, and technical expertise depends, to a significant extent, on the work of highly qualified employees. The market for experienced satellite services company managers is competitive. Demand for executive, managerial and skilled personnel in our industry is intense and properly qualified human resources are scarce. We expect to devote significant efforts to retain our key senior executives, managers and qualified employees, but we may not be successful in retaining our existing senior management and specialized employees or filling new positions or vacancies to properly operate our satellites and market our services.
Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings, and our ability to make such expenditures may be limited by our lack of funds.
The telecommunications industry is continuously subject to rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on cost, quality or functionality bases. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. We may not have sufficient funds or it may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. In addition, our Indentures significantly limit our capital expenditures. We cannot advise you as to the nature and extent of the potential impact on us of a technological change on our operations.
Your ability to effect service of process on our directors and officers outside the U.S. and your ability to enforce U.S. judgments against us or our directors, officers, and assets outside the U.S. may be limited.
We are a Mexican company, most of our directors and officers reside in Mexico, and most of our assets are located outside the U.S. As a result, it is highly likely that you will be unable to effect service of process on our Mexican directors or our officers outside the U.S.; you may only be able to effect service of process on individuals who are present in the U.S. Additionally, it may be difficult to enforce any U.S. court judgments against us or our assets, our Mexican directors or our officers outside of the U.S. In order for a U.S. court judgment to be enforceable in Mexico, an order from a Mexican court would be required, and it is possible that a Mexican court would find a U.S. court judgment to be unenforceable against persons or assets in Mexico. Accordingly, the ability to pursue remedies against us, our assets, our directors, and our officers may be limited compared to the ability to pursue remedies against a U.S. company and its assets, directors and officers.
The recent enactment of the Ley del Impuesto Empresarial a Tasa Única increases our tax burden and could affect our operations.
On January 1, 2008, the Impuesto Empresarial a Tasa Única or Business Flat Tax (“IETU”) law went into effect. The IETU law amends various Mexican federal tax provisions on production and services, including the Value Added Tax Law; establishes a labor subsidy, and introduces a flat tax, which replaces Mexico’s asset tax and applies to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% on income as measured using the Company’s cash flow (although transitional rates of 16.5% and 17% were applicable to the tax years 2008 and 2009, respectively).

Although the flat tax is defined as a minimum tax, it has a wider taxable base, as many of the tax deductions allowed for income tax purposes are disallowed or are limited for purposes of the flat tax. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. Satmex, on the one hand, and the subsidiaries Enlaces, SMVS-Administración, S. de R.L. de C.V. (“SMVS Administración”), SMVS Servicios-Técnicos, S. de R.L. de C.V. (“SMVS Servicios Técnicos”) and HPS Corporativo, S. de R.L. de C.V. (“HPS Corporativo”), on the other hand, have submitted an Amparo (a writ seeking judicial review of government action) against the IETU law to minimize the Company’s tax burden. Satmex’s Amparo writ was submitted before the Seventh District Administrative Court in Mexico City, where a Constitutional hearing took place on December 22, 2008. The Amparo writ jointly submitted by Enlaces, SMVS Administración, SMVS Servicios Técnicos and HPS Corporativo was submitted before the Sixth District Administrative Court in Mexico City, where a Constitutional hearing took place on March 5, 2009. We are awaiting both courts’ decisions. There are still some arguments pending before the courts; however, the possibility of obtaining a favorable resolution has decreased due to recent decisions of the Supreme Court of Justice.
(See “Item 8 — Financial Information — Legal Proceedings” for additional information regarding the Amparo).
Under certain circumstances, federal and state laws may allow courts to avoid guarantees and liens securing the Notes and require holders of the Notes to return any payments they receive from the guarantors.
Under the Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a court could avoid guarantees of or liens securing the Notes or subordinate claims in respect of the guarantees to all of the guarantors’ other debts if, among other things, any guarantor, at the time it incurred the indebtedness evidenced by its guarantee or granted such liens:
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
We believe that none of the guarantors was insolvent when they gave their guarantees, had unreasonably small capital for the business in which they are engaged or had incurred debts beyond their ability to pay debts as they mature. However, we cannot assure you that a court making these determinations would agree with these conclusions.

Factors Relating to Regulatory Environment
Our business is regulated, causing uncertainty and additional costs.
Our business is regulated by the Mexican government. In addition, the services we provide in countries outside of Mexico are governed by regulations in those countries. We are required to obtain landing rights in the countries where we seek to operate. Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses that we require, thereby increasing our cost of doing business. Our Orbital Concessions, granted by the Mexican government, require that we reserve 362.88 MHz in the aggregate in the C- and Ku- bands of our satellites for use by the Mexican government free of charge. In the case of future satellites, the capacity reserved to the Mexican government will be defined by the SCT according to the law, regulations and the corresponding concessions. Moreover, our concessions are subject to government regulations, which may modify the content of or impose limitations on our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service, and pricing requirements on us, which would adversely affect our results of operations and financial condition.
In case of a sale, refinancing or restructuring of the Company that would result in a subscription of shares that represent 10% or more of the capital stock of the Company, previous notice needs to be given to the Mexican Government, which may consent to it or object to it in its role as a regulator.
In connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and from time to time obtain new regulatory approvals from various countries. Obtaining and maintaining these approvals can involve significant time and expense, and we cannot assure you that we will be able to obtain and maintain such approvals.
Coordination results may adversely affect our ability to use a satellite at a given orbital slot for our proposed service or coverage area.
The use of satellite frequency spectrum is internationally subject to the rules and requirements of the ITU. The Mexican government has coordinated the operations of our current satellites, pursuant to ITU requirements. The ITU requires coordination of our satellites with other satellite systems to help prevent harmful frequency interference from or into existing or planned satellite operations. If we are unable to coordinate our future satellites by specified deadlines, we may not be able to use a satellite at a given orbital slot for our proposed service or coverage area. The use of our current or future satellites may also be temporarily or permanently adversely affected if acceptable interference levels are exceeded due to the failure of adjacent satellite networks to conform to coordination agreements (e.g., due to operational errors associated with the transmissions to adjacent satellite networks).
If we do not maintain satellites in orbital slots we currently use, those orbital locations may become available for other satellite operators to use.
If we are unable to maintain satellites in the orbital slots that we currently use in a manner that satisfies the ITU or the Mexican government, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. Solidaridad 2 has been placed in inclined orbit for its remaining useful life. We intend to build another satellite, Satmex 7, and to place it in geostationary orbit in the orbital position currently held by Solidaridad 2. If we are unsuccessful in launching Satmex 7 and unable to replace Solidaridad 2 with another satellite, we could lose the 114.9° W.L. orbital slot. Upon the end of Solidaridad 2’s useful life, it is unclear how much time we will have to replace Solidaridad 2 with another satellite before losing the 114.9° W.L. orbital slot, as neither Mexican law nor the international radio regulations of the ITU provide sufficient guidance regarding such a situation. Furthermore, the remaining life of Satmex 5 has been reduced as a result of the failure of its XIPS system in January 2010. If we are unable to replace Satmex 5 with Satmex 8 or another satellite, the Mexican Government may initiate legal actions alleging non-compliance with some terms and conditions set forth in the 116.8° W.L. Orbital Concession that may result in the revocation of our Concessions. Additionally, if the Mexican Government fails to take timely action to occupy the relevant orbital slot, it could face the risk of losing such orbital slot under the rules of the ITU. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place those satellites. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

Our government concessions may be revoked under certain circumstances.
Our satellites are located in orbital slots allocated to Mexico. Our business is considered a “priority activity” by the Mexican Federal Constitution and, therefore, we are subject to the oversight and regulation of the Mexican government. The Mexican government has granted to us four concessions, three of which relate to our use of the orbital slots occupied by our satellites (the “Orbital Concessions”) (See “Item 4 — Our Satellites”) and the fourth of which relates to our use of the land and buildings on which our satellite control centers are located (the “Property Concession” and, together with the Orbital Concessions, the “Concessions”) (See “Item 4 — Satellite Control Centers and Property Concession” for additional detail). Our Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events. Under the Telecommunications Law, an Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;

•	we resign our rights under any such Orbital Concession;

•	the SCT revokes such Orbital Concession;
•	the Mexican government (through the SCT) terminates such Orbital Concession through a proceeding called “Rescate”; or

•	we become subject to liquidation or bankruptcy (quiebra);
The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, among which are the following:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;
•	taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;
•	our failure to satisfy the terms or conditions set forth in the Orbital Concessions (including failure to deliver the free satellite capacity reserved for the Mexican government);
•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality; or
•	our assignment, transfer or encumbrance of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us. Also, in this case, we would not be eligible to receive new telecommunication concessions or permits for a five-year period as of the date of the resolution of revocation becomes final and non-appealable.
The SCT also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate”, and the Company will be entitled to receive compensation pursuant to article 19 of the Ley General de Bienes Nacionales (the “General Law on National Assets”). As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In case of a Rescate, the Company would be entitled to keep its assets, equipment and installations used in connection with the Orbital Concessions only to the extent such assets, equipment and installations are not useful to the Mexican government; however, its value will not be included in the compensation.
Pursuant to the terms of the Orbital Concessions, upon termination of the Orbital Concessions, the orbital slots revert to the Mexican government. In addition, pursuant to the Telecommunications Law, the Mexican government would have a preemptive right to purchase the facilities, equipment, and other assets directly used by Satmex to provide services under the Orbital Concessions. Alternatively, the Mexican government may lease these assets for up to five years at a rate determined by expert appraisers appointed by the SCT and Satmex, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.

The SCT may also effect a Requisa of the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, to internal peace or to the Mexican economy. In the past, the Mexican government has used this power in other industries to ensure continuity of service during labor disputes. Mexican law requires that the Mexican government must pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us in an amount equal to our damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses would be determined by appraisers mutually appointed by us and the SCT and damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.
Under our Property Concession, we are required to use our Primary and Alternate Control Centers only to operate our satellites. Each of the Primary and Alternate Control Centers form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite services systems.
On May 14, 2010 the SCT issued an amendment to the Property Concession granted on October 15, 1997, according to which the Company may, with prior authorization from the SCT, lease or give under a commodatum agreement, segments of the Primary and Alternate Control Centers to third parties, as long as such segments are used for activities related to the subject matter of the Property Concession. Such amendment will allow the Company, among other things, to provide control and satellite operation services to other operators, with prior authorization of the SCT.
COFETEL and the SCT are preparing the auction of segment capacity in the 3.6 — 3.7 GHz frequency band in Mexico and the use of this capacity could interfere with our satellite transmissions, which could affect our operations.
As part of the 2007 World Conference on Radiocommunications, additional frequency bands are being designated for use by the International Mobile Telecommunications (IMT – Advance). The frequency bands under consideration include the 3.4 — 3.7 GHz segment, which is used for fixed-satellite services worldwide.
COFETEL and the SCT are preparing the auction of the 3.6 – 3.7 GHz frequency band for use in broadband wireless services or Worldwide Interoperability for Microwave Access (“WiMAX”). If the designees, or the winning bidders, do not implement adequate systems to prevent interference, the use of this segment capacity could interfere with adjacent systems of the 3.7 — 4.2 GHz segment capacity, known as the C- frequency band, which we operate under our Orbital Concessions.
If SCT does not approve Enlaces’ Teleport operation in the Primary Control Center, our financial performance could be materially and adversely affected.
Enlaces’ teleport is housed at the Primary Control Center. In June 2005 and March 2009, Enlaces requested an approval of such Teleport’s location but no official response has been received as of the date hereof.
On May 14, 2010 the SCT issued an amendment to the Property Concession granted on October 15, 1997, according to which the Company may, with prior authorization from the SCT, lease or give under a commodatum agreement, segments of the Primary and Alternate Control Centers to third parties, as long as such segments are used for activities related to the subject matter of the Property Concession. Such amendment will allow the Company, among other things, to provide control and satellite operation services to other operators, with prior authorization of the SCT.
A new authorization request for Enlaces’ teleport to be housed at Satmex’s Primary Control Center was filed by Satmex on May 17, 2010.
The relocation of Enlaces’ facilities would require a significant amount of time to be executed (approximately 9 months), and would require the establishment of an infrastructure investment to allow the migration of services minimizing interruptions. In a conservative budgetary scenario, the investment for migration could be up to $6.8 million.

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
The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the SEC, have required changes to some of our corporate governance practices. These changes include developing financial and disclosure processes that satisfy Section 404 of the Sarbanes-Oxley Act. We expect that these rules and regulations will continue to make some activities more difficult, time-consuming and costly. We also expect that these rules and regulations could make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our compensation and audit committee and to attract and retain qualified executive officers. If we are unable to comply with the Sarbanes-Oxley Act and related rules and regulations, our business could be materially adversely affected.
We had a material weakness in our internal control over financial reporting as of December 31, 2007. We corrected such material weakness in 2008 and took additional steps to strengthen controls in 2009, but our ability to accurately report our U.S. GAAP financial results on a timely basis depends on maintenance of the corrective measures that we implemented and on our ability to achieve and maintain an effective system of internal controls.
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
During 2008 and 2009, we took the following actions to enhance our internal controls to correct the material weakness: (i) formalized the review and monitoring process related to expense accruals and labor obligations, and (ii) implemented additional controls to ensure all significant reviews in these areas are performed timely and accurately. If we are unable to maintain the corrective measures taken to remedy this material weakness, the material weakness could recur and could result in misstatements to our financial statements in the future.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting. This report contains, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We may not be able to effectively and timely implement controls and procedures that adequately respond to Section 404 or other increased regulatory compliance and reporting requirements applicable to us. We cannot assure you that we will not discover further weaknesses or deficiencies as we continue to develop these procedures. Any failure to implement and maintain effective controls over our financial reporting, or difficulties encountered in the implementation of these controls, could result in a material misstatement in the annual or interim financial statements that could cause us to fail to meet our reporting obligations under applicable securities laws.

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
For the years ended December 31, 2009 and 2008, approximately 36% and 37% respectively, of our total revenue was from billings to Mexican customers. As a result, our operations, results, and financial condition are dependent upon the level of economic activity in Mexico. Adverse economic conditions in Mexico, or economic developments in or affecting Mexico, could generally adversely affect the Mexican economy, thereby adversely affecting our revenues, while simultaneously increasing our nominal peso-denominated costs and expenses.
The current global recession may affect our customers and suppliers, which could adversely affect our business, results of operations, and financial condition.
The global financial crisis has had significant consequences worldwide, including in Mexico, such as exchange rate volatility, a lack of available credit, a lower demand for our services, an increase in our customers’ inability to pay for our services, or the insolvency of our customers. Any of these factors may adversely affect our sales, revenue generation, cash flow, and margins, consequently affecting our results of operations, our financial condition, and our ability to access the financial markets to carry out the necessary level of capital expenditures.
The satellite service industry may not grow at the same pace as the economy or competing technologies that provide cheaper or better service. As a result, we may be unable to attract new customers. Also, new transmission technologies, or the improvement of the existing ones, may reduce the total demand for our services.
Decreasing demand could reduce the satellite service industry’s rates and have a material adverse effect on our results of operations, business prospects and financial condition going forward. In addition, the developments that we expect to support the growth of the industry, such as data traffic growth and high definition television (“HDTV”) proliferation, may fail to materialize or may not occur in the manner or to the extent that we expect.
Social and political developments in Mexico may materially and adversely affect our operations.
Further deterioration in Mexico’s economic condition, social instability, political unrest or other adverse social developments in Mexico or affecting the countries in which we have operations could adversely affect our business and financial condition or our ability to obtain financing. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain and service foreign debt.  We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our financial condition or results of operations.
In addition, Mexico has experienced several past periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future, and could adversely affect our customers, our business, and our ability to service our debt.
Currency devaluations may impair our ability to service our debt.
Changes in the value of the Mexican peso relative to the dollar could adversely affect our financial condition and results of operations. We bill our customers in U.S. dollars, but certain customers may pay us in pesos at the prevailing exchange rate on the date of payment. At the same time, all of our debt obligations are denominated and paid in U.S. dollars. Future devaluations of the peso relative to the U.S. dollar could adversely affect some of our customers’ ability to pay U.S. dollar-denominated obligations and could increase the cost to us of our U.S. dollar denominated obligations.

Payment of judgments against us would be in pesos.
In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (“Monetary Law of the United Mexican States”), an obligation in a currency other than Mexican currency, payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under our Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, holders may experience a U.S. dollar shortfall when converting pesos to U.S. dollars.
ITEM 4. Information on the Company
General Description
Our legal name is Satélites Mexicanos, S.A. de C.V. and our commercial name is “Satmex”. We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable (“Variable Capital Corporation”). Our principal executive offices are located at Avenida Paseo de la Reforma 222, pisos 20 y 21, Colonia Juárez, 06600, Mexico City, Mexico. Our telephone number is (52) 55-2629-5800.
We operate in a highly regulated market and the principal legislation under which we operate is the Telecommunications Law. Mexico began its involvement in the satellite industry in 1968 when it became an Intelsat signatory and broadcasted the Olympics via satellite from Mexico City. From that time until October 15, 1997, we were operated by the Mexican government as part of the operations of Telecomunicaciones de México (“TELECOMM”), an agency of the Mexican government.
On November 17, 1997, Loral and Principia, S.A. de C.V. (“Principia”) indirectly acquired 75% of our issued and outstanding stock from the Mexican government for an amount in pesos equivalent to approximately $647 million. The remaining 25% of our common stock was retained at that time by the Mexican government.
When we were to be privatized, the Mexican government granted us four Concessions. Our three Orbital Concessions currently allow us to operate our satellites in Mexico’s orbital slots at 113.0° W.L., 114.9° W.L. (formerly 109.2° W.L.) and 116.8° W.L. Our Property Concession allows us to base our ground station equipment within the telecommunications facilities that belong to the Mexican government. Among the assets we acquired from the Mexican government upon our privatization were two satellites in commercial operation, Solidaridad 1 and Solidaridad 2, which were launched in 1993 and 1994, respectively, and Morelos II, which had been launched in 1985 and was not available for commercial use. At that time, a new satellite, later named Satmex 5, was in construction. Satmex 5, which was launched in December 1998, had higher power levels and a broader footprint than Solidaridad 1 or Solidaridad 2. Using Satmex 5, which has hemispherical coverage in both C- and Ku-bands, we were able to offer satellite service to most of the Americas.
Satmex 6 was successfully launched on May 27, 2006. It was initially launched into the 114.9° W.L. orbital position and, on July 1, 2006, completed its drift to its permanent orbital position at 113.0° W.L. Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It has hemispherical coverage in both C- and Ku-bands, and covers parts of Canada, 48 continental states of the U.S., Hawaii, the Caribbean, and all Latin American countries other than the easternmost region of Brazil.
The consolidated financial statements include the figures of Satmex and its subsidiaries.
The activities of the entities in the consolidated group are described below:
Enlaces, a 75% owned subsidiary incorporated in Mexico City, was acquired on November 30, 2006. Its main activity is the installation, operation, control, and exploitation of public networks of telecommunications in Mexico.
HPS Corporativo, a 99.97% owned subsidiary of Enlaces, was incorporated on December 20, 2007 in Mexico City. It is engaged in providing administrative services exclusively to Enlaces. SMVS-Administración, and SMVS-Servicios Técnicos, 99.97% owned subsidiaries, were incorporated on June 30, 2006 in Mexico City, to provide administrative and operating services exclusively to Satmex.

Alterna’TV Corporation (“Alterna’TV Corp.”), a 100% owned subsidiary, was incorporated on December 19, 2008 in the State of Delaware, with its principal place of business in Coral Gables, Florida, as a vehicle to contract the procurement of Satmex 7 satellite with a third party.
Alterna’TV International, a 100% owned subsidiary, was incorporated on May 21, 2009 in the State of Delaware, with its principal place of business in Coral Gables, Florida, to carry on the operations of our business of programming and distribution services in the U.S.
2006 Restructuring Process
In 2000, our Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor. The satellite was insured, and we received an insurance payment of $235.3 million, which was used to service debt and to invest in Satmex 6. In addition, early in 2001, the telecommunications sector began to suffer a sharp downturn, which affected us and our customer base. As a result, due to cash shortfalls from our operating activities, in 2004 and 2005, we were unable to pay the interest and principal due on our indebtedness.
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
2009-2010 Review of Strategic and Restructuring Alternatives
The Company has considered a variety of strategic and restructuring alternatives during the course of 2009 and the first months of 2010. In 2009, the Company commenced a process to sell itself, and in November 2009, EchoStar was selected to be the possible purchaser of the Company. While the Company was negotiating with EchoStar, the Satmex 5 XIPS failure occurred, affecting the prospective price EchoStar was willing to pay.
On February 26, 2010, the Company, together with the Sellers, entered into a Stock Purchase Agreement with EchoStar, a limited liability company organized under the laws of Colorado, and for certain limited purposes, EchoStar Corporation, a Nevada corporation. Pursuant to the Stock Purchase Agreement, EchoStar was going to form a joint venture entity with a Mexican partner, (the “MXJV”) and cause the MXJV to act as co-buyer with EchoStar, in compliance with Mexican foreign ownership requirements (EchoStar and MXJV, the “Buyers”). The Sellers hold the shares of the Company’s stock (the “Shares”) for the benefit of their respective beneficiaries, and pursuant to the Stock Purchase Agreement, agreed to sell the Shares to the Buyers, subject to certain conditions. Pursuant to the Stock Purchase Agreement, the Company would have been acquired for approximately $267 million in cash, plus up to a maximum of $107 million in cash on the Company’s balance sheet at closing, subject to certain specified adjustments, resulting in potential total cash of up to a maximum of approximately $374 million available for distribution to the Company’s stakeholders.

A portion of the total cash was expected to be applied to the repurchase or redemption of the outstanding Notes, and another portion was to be distributed to Satmex’s equity holders. In addition, a portion of the total cash was expected to be used to pay fees, expenses and other payments incurred in connection with the transaction. The total cash amount was insufficient to repurchase or redeem all of Satmex’s outstanding Notes at face value, irrespective of the amount allocated to the Company’s shareholders. The aggregate outstanding principal of the Notes as of February 26, 2010 was approximately $424.25 million. As a result, the portion of the total cash amount to be applied to repurchase or redeem the Notes on the one hand, or available for distribution to Satmex’s equity holders on the other hand, was expected to be negotiated between the holders of the Notes and the holders of the Company’s equity securities.
The transactions contemplated by the Stock Purchase Agreement could not be completed without the receipt of certain approvals and waivers of Indenture provisions by a majority in principal amount of each of the First Priority Notes and the Second Priority Notes. The Stock Purchase Agreement provided that if, within 17 days after the execution date of the Stock Purchase Agreement, such approvals were not obtained and certain lockup agreements were not obtained from the holders of at least a majority of each of the First Priority Notes and the Second Priority Notes, then EchoStar could terminate the Stock Purchase Agreement. Such approvals and lockup agreements could not be obtained unless the holders of the Notes and the holders of the Company’s equity could agree regarding the allocation of the sale proceeds. An ad hoc group representing more than 50% of the Second Priority Notes had indicated to the Company that it did not support the proposed transaction. Although the holders of the Notes and the holders of the Company’s equity securities began discussions regarding the allocation of the total cash, they did not reach an agreement regarding the allocation, and the Company did not satisfy the conditions set forth in the Stock Purchase Agreement, within the applicable 17-day period. On March 16, 2010, the Company announced that it had received a notice from EchoStar terminating the Stock Purchase Agreement. Thereinafter and as a condition to continue with the negotiations for the possible execution of a new stock purchase agreement, the Company paid EchoStar the amount of $2.5 million; however, in May 2010 and due to a difference in the purchase price, such negotiations were terminated.
The need to replace Satmex 5 with Satmex 8 has forced the Company to pursue other financing alternatives in parallel. Although we also need to construct and launch Satmex 7 in order to replace Solidaridad 2, the Satmex 5 XIPS failure has created a more immediate need to replace Satmex 5 with Satmex 8. Due to the amounts and scheduling of the payments required, we cannot fully finance Satmex 8 under our current capital structure. The Company has been pursuing different alternatives in order to restructure the Company, but some of these alternatives, such as selling the Company, have failed in the past and may fail again; therefore, a Concurso Mercantil and/or a Chapter 11 procedure may be necessary to restructure the Company.
On May 7, 2010, Satmex executed the Waiver with a group of holders of the First Priority Notes that in the aggregate represent approximately 54.91% of the First Priority Amount Outstanding and holders of the Second Priority Notes that in the aggregate represent approximately 51% of the Second Priority Amount Outstanding. The Waiver allows the Company to use cash available up to $100 million to make certain payments in connection with the construction and launching of Satmex 8; however, this amount is not sufficient to complete the total Satmex 8 program. The Company will need additional financing, and there can be no assurance that we will obtain the requisite consent from the holders of the Notes required under current Indentures to incur additional financing in order to complete the Satmex 8 program or that we will be able to obtain such financing on reasonable terms or at all. Furthermore, the Waiver has increased the interest rate we must pay on the First Priority Notes, thus increasing debt obligations of the Company.
The Company continues to consider strategic and financing alternatives, including sale, refinancing, and restructuring. The Company is trying to identify possible sources of third-party financing, as the Company would like to replace both Satmex 5 and Solidaridad 2. A Chapter 11 proceeding and or Concurso Mercantil may be needed to achieve sale or restructuring. In addition, current debt market conditions may prevent us from refinancing current debt.
Failure to replace Satmex 5 on time may cause a gap in service, which could lead to the loss of current customers and result in increased difficulty in obtaining new customers.

Our Satellites
We hold Orbital Concessions granted by the Mexican government to occupy the following orbital slots: 113.0° W.L., 114.9° W.L, and 116.8° W.L. Satmex 5 and Satmex 6 are in geostationary orbit at 116.8° W.L. and 113.0° W.L., respectively. Since March 1, 2008, our satellite Solidaridad 2 has been operating in inclined orbit at 114.9° W.L. and we are in discussions with the Mexican government in order to evaluate the possibility to lease or sell Solidaridad 2. We intend to build two additional satellites, Satmex 7, and Satmex 8 which is under construction, and to place them in geostationary orbit in the orbital positions currently held by Solidaridad 2 and Satmex 5.
Including Satmex 5 and Satmex 6, we have 108 36MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially 48 states of continental U.S., the Caribbean, and Latin America, other than the easternmost region of Brazil. We have landing rights to provide satellite services in Mexico, the U.S., Canada, and 43 other nations and territories in the western hemisphere. Our broadcasting, telecommunications services and broadband customers include domestic and international firms and governmental agencies.
Our satellites are adjacent to each other and work at 1.9° of separation. Other satellites adjacent to our satellites are also working at 1.9° of separation; therefore, international coordination is necessary, and it is important that our clients’ infrastructure complies with international regulations in order to avoid adjacent satellite interference.
As of June 1, 2010, Satmex 5 and Satmex 6 had remaining estimated operating lives of 2.52 and 13.87 years, respectively, and Solidaridad 2, currently operating in inclined orbit, had a remaining estimated operating life of 3.05 years. On January 27, 2010, the Xenon Ion Propulsion System 1 (“XIPS1”) on Satmex 5 failed. The secondary XIPS on Satmex 5 had previously failed and is no longer usable. The Liquid Propulsion System is fully functional, and it has been used since then to perform all the tasks formerly performed by the XIPS. Consequently, Satmex 5 is currently operating on its backup bi-propellant propulsion system. If this system fails, we will experience a total loss of Satmex 5.
Solidaridad 2
Solidaridad 2 was launched on October 7, 1994 and occupies the 114.9° W.L. orbital position. A BS 601 model satellite, Solidaridad 2 has 12 36MHz transponders and 6 72MHz transponders in C-band (24 36MHz transponder equivalents), 16 54MHz transponders in Ku-band (24 36MHz transponder equivalents) and one L-band transponder, which belongs to an agency of the Mexican government. As of June 1, 2010, the Solidaridad 2 satellite had an estimated remaining life of 3.05 years in inclined orbit and is currently operating satisfactorily.
During 2007, thirty-eight customers were migrated from Solidaridad 2 to Satmex 5 and Satmex 6. The migration process was completed in March 2008 when three remaining customers were moved to Satmex 5 and Satmex 6.
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
Solidaridad 2 was placed in inclined orbit operations on March 1, 2008. When a satellite is moved into inclined orbit operations, it no longer needs to perform inclination maneuvers, thereby significantly reducing its fuel consumption and extending its life. While inclined orbit typically can affect antenna coverage areas, and thereby negatively affect customer services, because Solidaridad 2 now provides mainly L-band service, it does not experience such problems. Solidaridad 2 was placed in inclined orbit to continue to provide the L-band service to Mexican national security institutions.

We are in discussions with the Mexican government in order to evaluate the possibility of leasing or selling Solidaridad 2. If we are successful in those discussions, we would be able to obtain additional value from Solidaridad 2. We cannot assure you that we will be able to reach an agreement with the Mexican government regarding a lease or sale of Solidaridad 2.
As part of our plans to provide to our customers improved capacity and capabilities, as well as more efficient technological solutions, we have been working on the design of a new satellite, Satmex 7, to replace Solidaridad 2, to be located at the 114.9° W.L. orbital slot. (See the description of Satmex 7 below).
Satmex 5
Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital position. Satmex 5, a BS 601 HP satellite, has 24 36MHz C-band and 24 36MHz Ku-band transponders. As of June 1, 2010, the Satmex 5 satellite had an estimated operating life of approximately 2.52 years. It is currently operating satisfactorily. In order to provide continuity of services following the end of the operating life of Satmex 5, we have commenced the Satmex 5 replacement program, which is scheduled to take 29 months starting from April 1, 2010, including construction, launch and in-orbit testing.
We have entered into a Satellite Construction Agreement with SS/L, effective as of April 1, 2010, for the construction of the Satmex 8 satellite, with the goal to replace Satmex 5 before the end of its useful life.
Satmex 5 was manufactured by Boeing Satellite System International Inc., and has a footprint extending from substantially all of the 48 continental states of the U.S. to Argentina and Chile. Major Latin American countries covered by the Satmex 5 footprint include Mexico, part of Brazil, Argentina, Uruguay, Venezuela, Peru, Chile and Colombia as well as various other countries and territories of Latin America. The Satmex 5 footprint covers major cities in the U.S. such as Los Angeles, Miami, New York, Houston, Dallas, Chicago, San Francisco, and Washington, D.C.
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
XIPS failures
Our Satmex 5 satellite was launched with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. Satmex 5 is also equipped with a redundant, independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit.
On November 17, 2003, Satmex 5’s secondary XIPS system, which at that time was the station-keeping system in operation, failed to operate satisfactorily. As a result, the primary XIPS on Satmex 5 was activated on December 1, 2003, to perform station-keeping operations. However, it initially also failed to operate satisfactorily. Our engineers, working together with Boeing, restored the primary XIPS to an acceptable level of operation. In February 2004, we switched Satmex 5 station-keeping operations back to the secondary XIPS and maintained such operations through May 2005, when the performance of the secondary XIPS was determined to be below required specifications. Since May 2005, the secondary XIPS system has not been available. Pursuant to the recommendation of Boeing, Satmex 5 was then operated using the primary XIPS; however, use of the primary XIPS for station-keeping operations generates contaminants on the solar arrays and requires supplemental bi-propellant consumption. Although secondary XIPS failed, we continued to conduct maneuvering testing of the secondary XIPS with the same negative results.

On January 27, 2010, the primary XIPS failed. The telemetry from Satmex 5’s XIPS Power Processing Unit (“PPU”) and subsequent tests performed indicate that XIPS1 failed. Now, neither XIPS systems are usable. As is typical in the industry, Satmex 5 is not insured for a loss due to a XIPS failure. The Liquid Propulsion System is fully functional, and it has been used since then to perform all the tasks formerly performed by the XIPS.
However, if the Liquid Propulsion System fails, the satellite will be entirely lost. As a consequence of such a failure, given that Satmex 6 is nearly fully contracted, we would not be able to continue offering services to the vast majority of our Satmex 5 customers, and that would adversely affect our performance and profitability. Accordingly, it is necessary for us to launch the replacement for Satmex 5 to minimize the likelihood of a possible gap between Satmex 5 end of life and Satmex 8 arrival.
Other Satmex 5 issues
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
On October 29, 2007, Satmex 5 suffered a sudden outage of channels 18K, 20K, 22K, and 24K due to the failure of their corresponding Ku-band receiver. A spare receiver was used to reestablish service on these channels. Since then all the communications services have been functioning normally. As a result, the redundancy in the Ku-band receivers has decreased from 6 for 4 receivers to 5 for 4 receivers.
Satmex 6
Satmex 6 was successfully launched on May 27, 2006. Satmex 6 was initially launched into the 114.9° W.L. orbital position and, on July 1, 2006, completed its drift to its permanent orbital position at 113.0° W.L. Satmex 6 has a total of 60 36MHz transponders, 36 in C-band and 24 in Ku-band. As of June 1, 2010, Satmex 6’s estimated operating life is approximately 13.87 years, and it is currently operating satisfactorily. Satmex 6 was manufactured by SS/L and represents the first satellite that we procured from a manufacturer other than Boeing. Satmex 6’s design life is 15 years.
Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our fleet. It has roughly 50% more power than Satmex 5. It has hemispherical coverage in both C- and Ku-bands, and covers parts of Canada, the 48 continental states of the U.S. and Hawaii, the Caribbean, and all of Latin America other than the easternmost region of Brazil.
On September 9, 2006, Satmex 6 experienced an unexpected resetting of its Attitude Controls Electronics-1 (“ACE-1”) unit. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost earth-pointing capability until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that a software sequence timing problem caused the loss of earth-pointing capability. The satellite manufacturer developed and tested a software modification which was delivered to us and uploaded to the spacecraft on April 3, 2007 to avoid a recurrence of this problem.
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
On December 1, 2007, Satmex 6 experienced a second unexpected reset of its Attitude Controls Electronics-2 (“ACE-2”) unit, similar to the one experienced on September 9, 2006. However, due to the software modification uploaded to the spacecraft on April 3, 2007, in this instance, the satellite successfully executed an auto-swap to the ACE-1 unit and the satellite did not lose earth-pointing capability. On December 6, 2007, the ACE-2 unit was tested, and it was confirmed that this unit is healthy and functional. The ACE-1 unit is now being used as the primary attitude control electronics unit and is performing normally.

On March 22, 2008, Satmex 6’s heaters, which are controlled by the primary side of the primary Enhanced Heater Control Tray (“EHCT”) powered off spontaneously, causing a loss of thermal control to Battery 1. As part of the operating procedures, Battery 1 temperatures were restored to their normal operating range, using the redundant heaters on the redundant EHCT, which is currently controlling the spacecraft temperatures. This is considered as a random event. The redundant side of the primary EHCT and both sides of the redundant EHCT are functional.
In connection with our Plan of Reorganization, we granted Loral Skynet, a Mexican usufructo with respect to four transponders on Satmex 6. Pursuant to Mexican law, the usufructo granted to a Loral affiliate the right to use and enjoy the transponders until the end of life of Satmex 6. Such right will not be affected by, and shall survive, any future transfer of Satmex 6, including the exercise of rights and remedies of the holders of the First Priority Notes. In addition, on September 18, 2007, Satmex and Loral Skynet signed an operational agreement to establish the procedures for the use of the usufructo transponders. Due to the merger of Telesat and Loral, Telesat is now the beneficiary of the right to use and enjoy such transponders.
Satmex 7
As part of our plans to provide to our customers improved capacity and capabilities, as well as more efficient technological solutions, we have been working on the design of a new satellite, Satmex 7, to replace Solidaridad 2, to be located at the 114.9° W.L. orbital slot. Satmex 7’s baseline design technical specifications have been agreed with SS/L. Construction timing may take between 24 and 30 months. We continue to use our best efforts to obtain financing for the construction and launch of the Satmex 7 satellite. However, our existing Indentures severely restrict our use of funds and our ability to incur additional debt. Among other things, we likely will need to seek financing in connection with the construction of Satmex 7, and we may not be able to access financing for Satmex 7 on terms acceptable to us and permitted by our existing Indentures, if at all. Furthermore, due to the Satmex 5 XIPS failure, we have focused on constructing and launching Satmex 8 ahead of Satmex 7. To the extent that we incur debt or otherwise become subject to additional restrictions and payment obligations in connection with the construction and launch of Satmex 8, it may be more difficult for us to construct and launch Satmex 7.
On June 20, 2008, the Company and SS/L executed an Authorization to Proceed (the “ATP Satmex 7”) with respect to the Satmex 7 Satellite Program as an interim step toward the conclusion of a definitive agreement for the construction of Satmex 7 and associated deliverable items. Initially, the ATP Satmex 7 effective period was from June 20, 2008 to December 20, 2009.
On December 18, 2008, the Company incorporated Alterna’TV Corp., a new wholly-owned subsidiary in the state of Delaware, with its principal place of business in Coral Gables, Florida. The Company intends that this subsidiary will enter into contracts for the procurement of Satmex 7. On December 31, 2008, the Company made a transfer of $40 million to Alterna’TV Corp., to be used in connection with the procurement of Satmex 7, which is conditioned upon the Company being able to obtain certain consents required under the Indentures.
On October 2, 2009, the Company, Alterna’TV Corp. and SS/L entered into an Assignment and Guarantee Agreement, by means of which the Company assigned the ATP Satmex 7 to Alterna’TV Corp. Likewise, pursuant to such agreement, the Company agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under the ATP Satmex 7, and unconditionally guaranteed to SS/L the due and punctual performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under the ATP Satmex 7.
On December 18, 2009, the Company, Alterna’TV Corp. and SS/L entered into the First Amendment to the ATP Satmex 7, by means of which the effective period of the ATP Satmex 7 was extended until December 31, 2010.
In the event Alterna’TV Corp. proceeds with the Satmex 7 satellite program under a definitive agreement, the ATP Satmex 7 price will be included in the definitive agreement price and payment schedules. SS/L has had no obligation to continue working under the ATP Satmex 7 prior to the execution of a definitive agreement, and we have no liability under the ATP Satmex 7 other than the ATP Satmex 7 price.
The ATP Satmex 7 provides that Satmex 7 will be ready for shipment to the launch site 26 months after the execution of the definitive construction agreement. The price of the Satmex 7 program will be paid based on milestones set forth in a milestone payment plan. Under certain circumstances, we will owe incentive payments to SS/L. If the definitive agreement is executed and delivered, then the definitive agreement price will be subject to escalation at the rate of 4% per annum based on the elapsed time from October 20, 2008, to the date the definitive agreement is executed and delivered. If the definitive agreement is not executed and delivered before or at December 20, 2010, the ATP Satmex 7 expires.

The payments required by the definitive agreement would exceed the level of capital expenditures that the Company and Alterna’TV Corp. may make or commit to make under our existing Indentures. Therefore, the Company and Alterna’TV Corp. would need to refinance the Notes or obtain the consent of the holders of a majority of each of the Notes before executing the proposed contract. If such consent is obtained, but the Notes remain outstanding, then, under the Indentures, we will not be permitted to incur additional debt financing to fund the cost of Satmex 7, except on a subordinated unsecured basis and only if our leverage ratio (as defined) on a pro forma basis does not exceed 7 to 1 after giving effect to the financing. (See Part I, “If we are unable to finance, build and successfully launch our proposed Satmex 7 and Satmex 8 satellites our ability to grow our business will be materially and adversely affected”).
The Satmex 7 baseline design provides for a total of 48 C- and Ku-bands transponders. The design life of Satmex 7 is to be 15 years. Satmex 7 will be designed to provide power levels that are equal to or higher than those of our existing fleet. The footprint of Satmex 7 will extend from Canada to Argentina, and will include 48 continental states of the U.S., the Caribbean, all of Latin America and the most important cities of Brazil.
Satmex 8
On April 1, 2010, Satmex entered into an Authorization to Proceed (the “ATP Satmex 8”) with SS/L, relating to the design and construction of a new, 64 transponder, C- and Ku-band satellite, Satmex 8, to replace Satmex’s existing Satmex 5.
The design life of Satmex 8 is 15 years. The satellite is based on the SS/L 1300 platform, a decades-proven, modular platform that, according to SS/L, has the industry’s highest power capability and flexibility for a broad range of applications. Satmex 8 will be designed to provide power levels that are approximately equal to those of Satmex’s existing satellites, Satmex 5 and Satmex 6. The footprint of Satmex 8 will extend from the 48 continental states of the United States to Argentina, and will include the Caribbean, all of Latin America and the major cities of Brazil.
Satmex paid the sum of U.S. $2.0 million for the ATP Satmex 8 (the “ATP Satmex 8 Price”). The ATP Satmex 8 provided that SS/L would perform certain specified engineering and development tasks for the Satmex 8 satellite program for up to 60 days (the “ATP Satmex 8 Term”).
The ATP Satmex 8 expired upon the execution of the definitive construction agreement for the Satmex 8 on May 7, 2010.
On May 7, 2010, Satmex and SS/L executed the definitive construction agreement for Satmex 8 (the “Satmex 8 Satellite Agreement”), retroactive to the ATP Satmex 8 execution date, April 1, 2010, for the design and construction of Satmex 8, in accordance with the general specifications set forth in the ATP Satmex 8. The Satmex 8 Satellite Agreement provides that SS/L will have the satellite ready for shipment to the launch site by July 1, 2012.
The Satmex 8 Satellite Agreement provides for a firm fixed price for Satmex 8, to which the ATP Satmex 8 Price was applied. Subsequent payments of the remainder of the firm fixed price will become due according to a milestone payment schedule included in the Satmex 8 Satellite Agreement.
The payments to be made under the Satmex 8 Satellite Agreement will exceed the level of capital expenditures that Satmex may make or commit to make under the Indenture governing its Notes. Satmex executed the Waiver with the holders of the Notes in order to enter into the definitive construction agreement and a satellite launch agreement for Satmex 8; however, Satmex will need to obtain another waiver for additional financing to complete the Satmex 8 program. Failure to obtain capital to complete the construction of Satmex 8 could delay the replacement of Satmex 5, which could result in the loss of customers and could have a material adverse effect on our operations, prospects, results and financial condition.
There can be no assurance that Satmex will be able to enter into an agreement for the launch of Satmex 8, on reasonable terms or at all, or that Satmex will be able to obtain the waivers of certain Indenture covenants to comply with its obligations under the Satmex 8 Satellite Agreement and/or the agreement for the launch of Satmex 8.

There are risks associated with the satellite construction and launch. The launch of the satellite can be delayed due to construction problems, the unavailability of a launch location, and delays in obtaining regulatory approval. Launch vehicles may fail to place the satellite into the desired orbit due to a total failure, causing the destruction of the satellite, or as a consequence of underperformance of the launch vehicle, the useful life of the satellite could be adversely affected. Delay or failure of the launch of Satmex 8 to replace Satmex 5 could result in the loss of customers, which could have a material adverse effect on our operations, prospects, results and financial condition.
Capital Investments
Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $4.2 million, $6.5 million and $2.4 million, in 2009, 2008 and 2007, respectively. Capital expenditures related to the construction of Satmex 7 were $3.5 million and $0.4 million in 2008 and 2007, respectively.
During 2009, 2008, and 2007, we invested $1.8 million, $3.0 million and $2.0 million, respectively, in software, vehicles, and other infrastructure.
Our capital expenditures budgeted for 2010 are $4.8 million, not including the expenditures required for the construction of Satmex 8. The estimated capital expenditures budget for the Satmex 8 program in 2010 is approximately $75-80 million and is contemplated by the Waiver. We will need to make additional capital expenditures, currently estimated to be approximately $250 million, in 2011 and 2012 to construct, launch and insure Satmex 8. The Waiver is limited to expenditures of $100 million; expenditures in excess of this amount will require additional consents from holders of our Notes.
Orbital Coordination
Our satellites are adjacent to each other working at 1.9° of separation. Other satellites adjacent to our satellites are also working at 1.9° of separation. Therefore, international coordination is required and it is important that our clients’ infrastructures comply with international regulations in order to avoid adjacent satellite interference.
Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve their domestic markets and at the same time provide competitive services to the markets of Mexico, the U.S., and South and Central America without interference. In August 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the Canadian government and its operator Telesat to include the radio frequency characteristics of Satmex 6. As a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. In February 2005, the U.S., acting through the Federal Communications Commission (“FCC”), approved the trilateral agreement modification (MEX-CAN-USA), which is subject to notification by the ITU, in order to effect the exchange of orbital positions. As part of these coordination discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the U.S., and South and Central America. This new coordination agreement has been implemented, approved, and published in accordance with the rules of the ITU.
We have coordination agreements with SES Americom, Inc. (“SES Americom”), EchoStar, Telesat Canada, Panamsat Corporation, Loral Skynet Network Services, Inc., and SES Satellites (Gibraltar), Ltd., for the operation of our orbital positions.
An amendment of the 2003 coordination agreement between operators (Satmex and Telesat) could be signed during 2010. This amendment would result in an increase in the power levels required commercially for the satellites Satmex 7 and Satmex 8 with respect to South America coverage.

Landing Rights
We have secured landing rights to provide satellite services in Mexico, the U.S., Canada, and 43 other nations and territories in the western hemisphere. In December 2004, Industry Canada added Solidaridad 2 and Satmex 5, and in May 2010, added Satmex 6, to the list of foreign satellites approved to provide fixed satellite services in Canada. In 2005, the Canadian Radio-television and Telecommunications Commission (“CRTC”) granted Satmex a license to provide basic international telecommunications services in Canada.
In July 2002, our subsidiary in Brazil, Satmex do Brasil, began its operations, and we currently have landing rights to deliver services with Satmex 5 and Satmex 6 satellites in Brazil.
In February 2007, we registered a branch in Argentina in order to request landing rights for Satmex 5 and Satmex 6 pursuant to a reciprocity agreement. On July 22 2008, the Argentinean Comisión Nacional de Comunicaciones (“CNC”) returned Satmex’s file and provided favorable opinion to the Secretaría de Comunicaciones (“SECOM”). However, the landing rights have not yet been granted, and may not be granted to us. Currently we operate in Argentina through a commercial agreement in effect with Empresa Argentina de Soluciones Satelitales (“ArSat”).
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
The Primary and Alternate Control Centers each form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite service systems, and in Iztapalapa, we are the only occupant of the buildings that house the Primary Control Center.
We own the equipment within the Primary and Alternate Control Centers and the Mexican government owns the land and buildings that house these centers. The Property Concession granted to us by the Mexican government allows us to use these land and buildings. The term of the Property Concession, which was granted on October 15, 1997, is 40 years or for the term of the Orbital Concessions. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually, consistent with changes in the Consumer Price Index (Indice Nacional de Precios al Consumidor). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control (Secretaría de la Función Pública). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2009, 2008 and 2007 our rental expense under our Property Concession was $433,806, $504,229 and $443,906, respectively.

On May 14, 2010, the SCT issued an amendment to the Property Concession, according to which the Company may, with prior authorization from the SCT, lease or give under a commodatum agreement, segments of the Primary and Alternate Control Centers to third parties, as long as such segments are used for activities related to the subject matter of the Property Concession. This amendment will allow the Company, among other things, to provide control and satellite operation services to other operators, with prior authorization of the SCT.
Properties
We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which our two satellite control centers are located, together with certain other related properties.
We lease office space under a non-cancelable operating lease that will expire in December 2013. This office is located at Avenida Paseo de la Reforma 222, floors 20 and 21, Colonia Juárez, Federal District and consists of 15,779.24 square feet.
Insurance
Satmex 6 insurance policy was renewed in December 2009 for one year, expiring on December 5, 2010. The in-orbit operations insurance for Satmex 6 is based on prevailing market terms and conditions. Satmex 6’s insurance coverage is in the amount of $288 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 6.
Our in-orbit insurance for Satmex 5, which was renewed for a period of one year, expiring on December 5, 2010, is also based on prevailing market terms and conditions. Satmex 5’s insurance coverage is $90 million and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity. This policy also provides coverage for partial loss of Satmex 5.
Consistent with market practice, both of our policies exclude coverage for the XIPS and any related systems. Accordingly, the XIPS failure of Satmex 5, experienced on January 27, 2010 was not insured. In addition, our policies exclude coverage for anomalies with the same telemetry signature as the Satmex 5 anomaly that occurred on October 13, 2004 and the Satmex 5 transponder that was similarly affected in October 2004. Because XIPS on other satellites have also experienced anomalies, the XIPS exclusion has become a typical feature in insurance policies for satellites with this same propulsion system.
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
In accordance with the existing Indentures, our Board of Directors resolved on November 27, 2006 not to renew the in-orbit insurance for Solidaridad 2 because the geostationary end of life of Solidaridad 2 was expected to occur in 2009, and a potential uninsured loss of this satellite would not have a significant effect on our results of operations and financial condition, as most clients of Solidaridad 2 have already been migrated to Satmex 6.

The Primary and Alternate Control Centers are covered by insurance policies against risks to the buildings and their contents, including the antennas and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering our current fleet of satellites.
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
We provide satellite capacity for domestic and international telecommunications transmission services to public networks (carrier networks), and private telecommunications networks (typically used for private corporate communications). These networks belong to companies across the spectrum in financial, industrial, and commercial operations, as well as government and education, transportation, tourism, and media companies. Satellite transponders can be shared among several users so companies may lease channels, circuits or fractions of a transponder.
We provide satellite capacity to carriers that use the capacity as part of their communications network on a domestic and international basis. Our services include the provision of satellite capacity to carriers that provide public and private networks for data, voice, and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide cost savings for large, geographically dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations, increased network availability and lower transmission error rates.
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
Integrators
We offer transponder capacity to integrators that offer end-to-end satellite services for two types of communications networks: international digital service networks, and very small aperture terminal (“VSAT”) networks. International digital service networks are used by customers that have bi-directional high speed and relatively steady flows of information to and/or from all of the points in the network; because of their large transmission requirements, international digital service networks require dedicated, permanent, and robust communications links to each site. VSAT networks use very small rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short intervals of time. VSAT networks use sophisticated Time Division Multiple Access (“TDMA”) technology to access the satellites allowing these networks to significantly maximize the use of their required space segment.
Broadband Internet Service Providers
We provide satellite capacity to deliver high-speed satellite-based Internet connectivity, offering a variety of configurations, throughout most of North America and Latin America. Our fleet provides an efficient means by which, Internet service providers (“ISPs”), service integrators, infrastructure enablers, universities, governments, and other corporations may utilize Internet-related applications. The benefits of satellite transmission include avoiding the congestion typically associated with land-based networks, faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost, and highly reliable service. We believe that these benefits, together with Latin America’s limited infrastructure, geographic dispersion, and low population density indicate that demand for Internet connectivity via satellite, in both the consumer and corporate markets, will stimulate steady growth in the future.

Broadcasting and Video Distribution Services
Satellite capacity is utilized for broadcasting transmission services by various domestic and international networks for point-to-point and point-to-multipoint distribution of television programs, video signals, and other services, including distance learning, business television, special events, and satellite news gathering. Customers include private and state-owned broadcasting networks, cable television programmers, content distributors, and direct-to-home operators.
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
Video distribution is a natural application for satellite capacity, as it is a point-to-multipoint application. While satellite direct-to-home television systems are common, TV channels also use satellites to distribute their content to cable operators that downlink their signals. In recent years, digital compression technology has optimized the efficiency of satellite capacity by compressing signals to operate within a smaller bandwidth. However, other recent developments have offset this impact; services such as HDTV require more bandwidth than regular television.
Alterna’TV (“Programming Distribution Services”)
Alterna’TV’s programming distribution service has acquired exclusive distribution rights of selected Spanish-language programming in order to diversify and grow our revenue sources. Alterna’TV brings together Latin American programmers that have not accessed U.S. distribution channels for their programming. Alterna’TV distributes this programming to broadcast and pay-television operators such as DirecTV, Comcast, CSC Holdings, Inc. (“Cablevision”), and Time Warner Cable, Inc., which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences.
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
We transmit the programming via satellite from the regional programmer to our teleport partner, Crawford Communications, Inc., which provides signal origination services including signal multiplexing, conditional access, and signal quality monitoring that meets industry standards. Broadcast, cable, and satellite TV operators in the U.S., including DirecTV Inc., Charter Communications Holding Company LLC, Comcast Cable Communications LLC, Comcast and others, can choose to receive any of these channels, which are then added to the operators’ Hispanic-oriented programming packages.
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

Alterna’TV has diversified its revenue sources by selling advertising space on our partners’ channels. Alterna’TV is also trying to expand its services to Latin America.
On May 21, 2009, the Company incorporated in Delaware, Alterna’TV International, a wholly owned subsidiary with its principal place of business in Coral Gables, Florida, which, since January 1, 2010 has been carrying out the operations of our business of programming and distribution services.
Enlaces
The Company owns 75% of Enlaces, a satellite broadband service provider fully licensed to operate as a public data network in Mexico. Enlaces was formed in 1998, as a joint venture between Principia and Loral, with the business purpose of leveraging our infrastructure to offer integrated communication solutions to clients. The Mexican government granted Enlaces a public telecommunication network concession in January 2000, and in November of the same year, Enlaces obtained a value-added services registration along with updates in 2005 for an indefinite term, to provide through Public Networks of Telmex, Enlaces, Avantel Infraestructura, S. A., Maxcom Telecomunicaciones, S. A. de C. V., and AT&T, Internet access services (including hybrid satellite/terrestrial services and direct satellite two-way services), e-mail, and multimedia services (including content delivery, commercial kiosks, and television private channels) using Web, IP Multicast and Data Video Broadcasting (“DVB”) technologies, excluding in all cases real time delivery.
In 2000, Enlaces’ shareholders invested $2.1 million and built a teleport in Mexico City. In November 2006, as part of our comprehensive restructuring process, we capitalized $8.4 million due from Enlaces into a 75% stake in Enlaces, while Principia and Loral retained their 25% minority interest in Enlaces.
Enlaces selected HNS as its technology partner to provide broadband satellite services. In June 2001, Enlaces began commercial operations using HNS’ technology as its network platform, offering satellite broadband services through a Time Division Multiplexing/Time Division Multiplexing Access (“TDM/TDMA”) platform and VSAT. Since then, Enlaces has been exploring new market segments, increasing its market share and employing the latest technologies to further increase its efficiency in the use of the satellite space segment. Enlaces’ public network concession allows it to offer a series of value-added applications ranging from broadband Internet services to video, data, and private network services, all with high-quality service levels and permanent point-to-multi-point primary and redundant connectivity. Enlaces currently has contracts covering more than 20,000 client nodes, and according to our estimates, is a major satellite broadband service provider using VSAT technology in Mexico with an approximately 35-40% market share. We believe that Enlaces constitutes an established and profitable platform for growth in the enterprise and government segments in Latin America.
As part of its business strategy, in 2008, Enlaces had targeted the SOHO (Small Office/Home Office) market through an exclusive distributor, Link Grupo Satelital, S.A. de C.V., offering Internet services for residential markets. This service for residential users is not commercially performing as expected; the cost of operation has exceeded the budgeted costs. Service costs are high because Enlaces has not achieved a proper mix of residential and small office users. Enlaces has sold the product mainly to small offices, which are more expensive to service than residential users because they generate a higher volume of Internet traffic. At the end of 2009, Enlaces and its distributor mutually agreed to migrate this business to other more profitable products during 2010. During 2009, Enlaces also made the decision to formally expand its sales and marketing efforts into Latin America using authorized distributors in each country. By the end of 2009, Enlaces had signed three distributor agreements but no sales were generated by these distributors during 2009.
In December 2007, the FCC granted Enlaces a radio station authorization to operate 1,000 receiver earth station VSATs through Satmex 6, allowing Enlaces to provide services in the U.S., mainly for Mexican companies with operations in the U.S.
In August 2009, Enlaces changed their corporate office to a new address in Rodolfo Gaona No 81, Piso 2, Colonia Lomas de Sotelo Mexico D.F. C.P. 11200.

During 2009, Enlaces obtained trademark and slogan registration from the Instituto Mexicano de la Propiedad Industrial or Mexican Institute of Industrial Property (“IMPI”) for a term of 10 years beginning February and July 2009, respectively.
Business Strategy
Our business strategy is to capitalize on our position in the Latin American fixed satellite services sector to enhance our growth by pursuing the following goals:
Enhance Our Regional Presence. Our fleet has footprints that reach most of North and South America and has superior design coverage over our domestic market, Mexico. Our newest satellite, Satmex 6, which was successfully launched in May 2006 and commenced operation in July 2006, significantly expanded our capacity. For 2009, Satmex 5 represented 45% of our total fixed satellite services revenues while Satmex 6 represented 52% of our total fixed satellite services revenues. A high-power replacement for Solidaridad 2 in orbital slot 114.9° W.L., which we refer to as Satmex 7, has the potential to maximize the value of this slot by allowing complete coverage of the U.S. and Mexico, with high-power Ku-band beams designed to optimize broadband services throughout the Americas. The timely replacement of Satmex 5 is crucial to maintaining and increasing our regional presence, Satmex 8, currently under construction, is expected to replace Satmex 5, subject to, among other things, the Company’s ability to obtain additional financing to complete the Satmex 8 program.
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
Review Processes to Focus on Customer Service and Cost Efficiency. We are making efforts to improve the orientation of the Company towards satisfaction of customer needs and to improve the efficacy and efficiency of operating and administrative processes. During 2009, we installed the customer relationship management software Salesforce.com so that we can better serve our customers.
Market Available Inventory and Sustain High Renewal Rates. We have experienced sales and marketing teams focused on achieving high renewal rates at longer terms, and we intend to maintain Ku-band and expand C-band usage; especially with respect to our footprint that covers the U.S. and Mexico. As of December 31, 2009, we had a utilization rate of approximately 98% for our Ku-band, while our C-band had an approximately 95% utilization rate. In order to maintain our high utilization rate, we are focusing on maintaining high renewal rates for our service contracts. In 2009, our renewal rate exceeded 95%. During 2008, the Company launched an initiative to sign longer terms for many of its customer contract renewals. This initiative was successful, and customer backlog increased by more than 60% during 2008 and increased again in 2009 by 4% despite our high utilization levels. We have instituted pricing initiatives which enabled us to increase our Ku-band average prices during 2008, and we maintained these higher prices during 2009.
Further Grow Alterna’TV’s Services. Alterna’TV offers an outlet to Latin American programmers who do not have access to U.S. distribution channels for their programming. Alterna’TV distributes this programming to broadcast and pay-television operators such as DirecTV, Comcast and Cablevision, which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences. We plan to grow Alterna’TV’s business by increasing our cable, direct-to-home, and broadcast distribution, thereby also strengthening our advertising sales.
Further Grow Enlaces’ Services. Enlaces has achieved strong growth in the last four years based on contracts with corporate, retail, and government customers. Access to cheaper technology and more efficient transmission methods and network designs should allow Enlaces to offer more competitive and cost-efficient network services to its customers. Enlaces is also focused on strengthening its role as a major participant in the Mexican market through the provision of value-added services such as video streaming, content delivery, and distance education. Additionally, the implementation in December 2006 of a new hub, consisting of baseband equipment with a new technology (DVB-S2) for increasing the efficiency in the usage of the space segment, with continental footprint coverage, allows Enlaces to replicate its commercial strategy and business model in other Latin American countries. In 2009, the worldwide economic crisis situation delayed government and corporate projects and, therefore, the growth rate did not achieve the planned level. Enlaces has continued to build a presence in some countries in Latin America.

Customers
We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, direct-to-home operators, and public and private telecommunications networks belonging to financial, industrial and commercial, government, transportation and tourism, educational and media companies. A large portion of our revenues are derived from a small number of customers. Our largest customer is HNS, which is a direct-to-home operator and a wholly-owned subsidiary of SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P. Revenue from HNS represented 20%, 23%, and 26% of our total revenue for 2009, 2008, and 2007, respectively. Our top ten customers represented approximately 53%, 55% and 54% of our total revenues for 2009, 2008 and 2007, respectively. In order to connect end user satellite dishes to a satellite, direct-to-home operators are required to point each of their satellite dishes at a particular satellite. We believe HNS has between 130,000 and 150,000 customers that point their satellite dishes at our satellites. If HNS were to switch satellite providers, re-pointing each of those satellites could be logistically difficult and costly. For Alterna’TV, two customers represented 75%, 75%, and 81% of its revenues for 2009, 2008 and 2007, respectively. For Enlaces, two customers represented 44%, 42%, and 51% of its broadband services revenues for 2009, 2008, and 2007, respectively. Revenue from the Mexican government represented 4% of our total revenues for each of 2009, 2008, and 2007.
Approximately 36%, 37%, and 42% of our total revenue for the years ended December 31, 2009, 2008, and 2007, respectively, was generated from customers in Mexico, and 40%, 44%, and 47% of our total revenue for the year ended December 31, 2009, 2008, and 2007, respectively, was generated from customers in the U.S.
The following table shows the total revenue generated by our Mexican, U.S. and other customers for the three years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
	(In thousands)

U.S.	$50,742	$50,285	$47,558
Mexico	43,702	42,032	42,333
Other	30,595	22,402	12,310

Total	$125,039	$114,719	$102,201

Sales and Marketing
Sales Force
Our sales force is divided into market segments and geographic markets. The majority of our sales force is fluent in Spanish and English, enabling them to communicate effectively with both domestic and English-speaking foreign customers.
Because our satellites have broad international footprints and landing rights, our sales force is able to effectively market our satellites’ capabilities to the major broadcasting and telecommunications companies in various countries.
Alterna’TV service has a direct sales force to sell our programming to pay-television distributors.
Enlaces’ sales force is currently composed of one director and four sales managers servicing over 50 customers, as well as retained commercial agents and authorized distributors. In addition, Enlaces has entered into sales agreements with most of the major terrestrial carriers in Mexico.

Pricing
We believe that our existing prices are competitive with those of other satellite operators.
Under the Telecommunications Law, we are permitted to establish rates and terms and conditions for services in Mexico. Prices must be filed with COFETEL prior to their taking effect. However, regulators may specify maximum prices, minimum service quality, and certain informational requirements for a dominant service provider. We are not deemed to be a dominant service provider. We believe our space segment prices throughout the region are comparable to those offered by other satellite operators across the region.
We believe that our existing Alterna’TV prices are comparable to those of other niche channels that target the U.S. Hispanic market.
Enlaces’ pricing structure is determined on a project by project basis based on specific network designs, the number of sites (VSATs) that the network will utilize, and the bandwidth allocated to provide the requested services. We believe that this provides Enlaces with flexibility to provide prices that are competitive with other options available in the market, including terrestrial networks. As part of its strategy to start selling through authorized distributors, Enlaces has developed pricing rate cards for some standardized products.
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
The terms of Enlaces contracts with customers range from 12 to 36 months. The period is related to the size of the networks and the amount of space segments assigned. Typically, larger customers enter into long-term contracts. Our contract renewal rate is above 90%. The contracts include one-time charges related to hardware purchases and monthly fees associated with services. The equipment is invoiced and paid in advance prior to delivery. The market is beginning to drive a change in this business model, as customers are requesting the option to lease, rather than purchase, equipment. Some of Enlaces’ competitors have already begun offering this option. The services are billed monthly and generally in flat rates. During 2009 and 2008, Enlaces faced a reduction in profit margin due to pricing competition. Enlaces is considering offering its prospective customers the option of leasing rather than buying the needed equipment. In these cases, it is anticipated that the leasing agreement will be executed through a third party.
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

We also face competition from land-based telecommunications services. In the past, we have experienced a number of contract cancellations or non-renewals by customers that were affected by the introduction of fiber optic service providers. These fiber optic service providers can generally provide services at a lower cost for point-to-point applications.
Enlaces and our Alterna’TV business division also operate in highly competitive environments. Alterna’TV faces competition from large media companies such as News Corporation, Discovery Communications, Viacom, NBC Universal and Univisión, and from niche channels, such as Sur Corporation, that target very specific Hispanic communities in the U.S. The main competition is for available space within the pay-television distributors’ Spanish language tiers.
With respect to the Mexican market, Enlaces has a significant presence in the corporate segment, and is a leading player in the government contracts segment. In the government segment, Enlaces faces competition from Globalsat and Pegaso, which are in partnership with Intelsat for the provision of satellite capacity. Additionally, two new competitors, Red 52 and Elara Networks, were granted a Public Network Concession by the Mexican government. In the corporate market segment, Enlaces also faces competition from terrestrial network services providers such as Telmex, Axtel, and AT&T and, to a lesser extent, from companies such as British Telecom (formerly Comsat), Pegaso, and Globalsat, which offer similar services but focus primarily on SOHO markets. Telmex and British Telecom both lease satellite capacity from Satmex. Enlaces works in a very competitive environment and the number of competitors is increasing each year. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access product. However, VSAT network technology provides several advantages over terrestrial connectivity due to its independence from terrestrial networks. We believe that the corporate segment has strong growth potential and that Enlaces is strategically positioned to capitalize on it and further increase its current market share. Enlaces maintains its role as a major market participant by offering competitive prices, broader coverage, and value-added services (i.e., video multicast and content delivery, among others).
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
Domestic Market
We are an important provider of fixed satellite services in Mexico, which for the years ended December 31, 2009, 2008, and 2007, represented approximately 30%, 33%, and 34% respectively, of our satellite services. Mexican laws currently allow competition in providing domestic fixed satellite services by any duly licensed Mexican satellite operator and by foreign licensed satellite operators in the provision of international fixed satellite services, direct-to-home fixed satellite services, and broadcast satellite services. The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico.
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
Our satellites were designed and built to cover the Mexican domestic market and have broad footprints and high power levels for coverage of Mexico. We also believe that our orbital slots have superior positioning in relation to the majority of our competitors that have access to the Mexican market. We believe that we have several advantages over foreign and international satellite companies with regard to power levels, look angles, continental coverage, and our ability to offer superior customer service, which should allow us to maintain our position in domestic services.

U.S. Market
The U.S. commercial satellite market is currently dominated by two major competitors: Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES (through its SES World Skies division). Currently, the majority of the capacity on U.S. satellites is used for broadcasting transmission services; another significant portion is used for telecommunications transmission services, and the remaining capacity is currently available or used for part-time services. This capacity usage pattern can partially be explained by the high demand for multi-channel and high-definition pay television, which reaches more than 90% of all U.S. homes, and by the availability of high-speed terrestrial data transmission networks, including DSL, WiMax, and Wi-Fi systems.
The Fixed Satellite Services Protocol between the U.S. and Mexico allows Mexican satellites to offer international and domestic services in the U.S., subject to obtaining all necessary FCC regulatory approvals. (See “Regulation — Treaties and International Accords — Fixed Satellite Services Protocol”). We believe that the existence of this protocol and the Satmex 6 satellite will improve our presence in North America. The footprint of Satmex 6 was designed, in part, to provide satellite services in the U.S. market.
Latin American Market
The Central and South American markets will likely continue to rely on satellites more extensively than other regions for point-to-multipoint communications services due to inherent low population densities, low telecommunications equipment and infrastructure densities, heavy forest cover, mountainous terrain and desert areas.
The Central and South American markets will likely see growth of cellular backhaul and broadband with Internet protocol (“IP”) services in all markets of the region, with more transponders being required for backhaul, Internet transport, and for broadband access by telecommunication companies, businesses, and governments. The development of IP in public and private networks, and the growing demand for broadband services will likely generate connectivity traffic in satellite services. It is expected that satellite services will act as an extension for the terrestrial IP virtual private networks (“VPNs”) and even WiFi/IP VPNs in the most developed areas of the region. After the WiMax networks are deployed, which is expected to occur after 2010, satellite services are expected to provide WiMax network connectivity.
The Central and South American markets will likely see growth of video in underserved TV markets (such as various Andean countries), and in content exchanges with North America. Satellite services are expected to facilitate the development of new pay-TV markets and to expand the penetration of cable and satellite TV markets in already developed markets (such as Mexico and Argentina).
In all markets our business is not subject to seasonal variations.

REGULATION
Regulatory Framework within Mexico
Providers of satellite services to or within the Mexican territory, and the use of orbital slots licensed by the Mexican government, are subject to the requirements of the Telecommunications Law. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the SCT, pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the stock of such a corporation; provided, however, that upon approval of the Ministry of Economy, these corporations may issue “neutral investment” shares that may be held by foreign investors in excess of the 49% limitation. The “neutral investment” shares are not considered when determining the level of foreign investment participation in a corporation.
In addition, our operations are subject to the regulations of the Ley General de Bienes Nacionales (the “General Law on National Assets”), which regulates all assets that fall within the public domain, and the terms of the Rescate contained in our Property Concession; the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment or the “Environment Law”), and other environmental laws; the Ley Federal de Competencia Económica (the “Federal Economic Competition Law”); the Ley de Vías Generales de Comunicación (the “Law of General Means of Communication”); and other international treaties, laws, rules, regulations, and decrees.
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
The Orbital and Property Concessions
The Mexican government has awarded us the following concessions:
•	the Orbital Concessions providing the right to occupy each of three orbital slots (one concession per orbital slot) and use associated C- and Ku- radio-frequency bands, and
•	the Property Concession providing the right to use the buildings and areas in which the control centers are located.
The Orbital Concessions currently include the right to use the 113.0° W.L., 114.9° W.L., and 116.8° W.L. orbital slots and associated C- and Ku- radio-frequency bands. At the time of our privatization, we were granted a concession to use the 109.2° W.L. orbital slot, and as a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if upon a specific procedure and upon a non-appealable final resolution, the Mexican Antitrust Commission (Comisión Federal de Competencia) determines that we have substantial power in the relevant market, COFETEL may determine tariffs and specify conditions relating to service quality, and information requirements. Additionally, we are prohibited from establishing cross subsidies and engaging in discriminatory practices.

As part of the three Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C-band and 205.77 MHz in Ku-band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved to the Mexican government will be defined by the SCT according to applicable law and regulations. In addition, we are required to operate one L-band transponder owned by the Mexican government (through TELECOMM) until the end of life of Solidaridad 2. Neither Satmex 5 nor Satmex 6 has any L-band transponders.
Solidaridad 2 has been operating in inclined orbit since March 1, 2008 in order to extend its useful life. As of the date of this annual report, the Mexican government has not procured an L-band replacement satellite and has confirmed that no L-band payload in Satmex 7 would be required. There have been extensive discussions among the SCT, TELECOMM and Satmex regarding a potential sale or lease of Solidaridad 2 to the Mexican government. We cannot assure you that we will be able to reach an agreement with the Mexican government in this matter.
Under the Orbital Concessions, we are required, among other things, to:
•	carry out research and development in Mexico;

•	maintain satellite control centers within the territory of Mexico and preferentially staff them with Mexican nationals; and

•	maintain satellite services continuously and efficiently.
As security for the performance by us of our obligations under each Orbital Concession, we were required to post and must maintain during the term thereof, a surety bond payable to the Federal Treasury of Mexico with respect to each Orbital Concession. This amount of the surety bond is adjusted each year to reflect the inflation rate in Mexico.
On August 11, 2006, we received confirmation from the SCT that the extension of our Orbital Concessions for an additional 20-year term will be granted to us at the end of the first 20-year period, subject to our compliance with the terms thereof. The additional term may be granted without any payment of any additional consideration to the Mexican government. With the grant of the aforementioned extension, our Orbital Concessions may remain valid through October 22, 2037.
Except in limited circumstances, we must notify the SCT prior to issuing and selling any shares that represent 10% or more of our outstanding common stock, and must identify the potential purchaser. Within 30 days of receipt of such notification, the SCT may object to the issuance or sale. We may only proceed with the proposed issuance or sale if no objection is raised by the SCT.
Under the Telecommunications Law, an Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;
•	we resign our rights under any such Orbital Concession;
•	the SCT revokes any such Orbital Concession;
•	the Mexican government, through the SCT, terminates any such Orbital Concession through a proceeding called “Rescate”; or
•	we become subject to liquidation or bankruptcy (quiebra).
The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;
•	our taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	our failure to satisfy the terms or conditions set forth in the Orbital Concessions (including failure to deliver the free satellite capacity reserved to the Mexican government);
•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;
•	change of our nationality; or
•	our assignment, transfer or encumbrance of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation will be paid to us. Also, in this case, we would not be eligible to receive new telecommunication concessions or permits for a five-year period once the resolution of revocation becomes final and non-appealable.
The SCT also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate”, and the Company will be entitled to receive compensation pursuant to article 19 of the Ley General de Bienes Nacionales (the “General Law on National Assets”). As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In case of a Rescate, the Company would be entitled to keep its assets, equipment and installations used in connection with the Orbital Concessions only to the extent such assets, equipment and installations are not useful to the Mexican government; however, the value of such assets, equipment and installations would not be included in the compensation.
Pursuant to the terms of the Orbital Concessions, upon termination of such concessions, the orbital slots would revert to the Mexican government. In addition, pursuant to the Telecommunications Law, the Mexican government has a preemptive right to purchase the facilities, equipment and other assets directly used by Satmex to provide services under the Orbital Concessions. Alternatively, upon termination of the Orbital Concessions, the Mexican government may lease these assets for up to five years at a rate to be determined by expert appraisers appointed by the SCT and the Company, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.
The SCT may also effect a Requisa of the Orbital Concessions in the event of natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, to internal peace or to the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government must pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us is in an amount equal to our damages and losses reflecting their real value; in the event of a dispute regarding such matters, losses would be determined by appraisers mutually appointed by us and the SCT and damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.
The Property Concession was granted on October 15, 1997, and includes two plots of land, buildings, and fixtures built thereon, together with the right to use the property in connection with the operation of our satellites at the assigned orbital slots and the associated C- and Ku- radio frequency bands.
Under the Property Concession, we are required to:
•	pay an annual fee in an amount equal to 7.5% of the assessed property value; and

•	maintain the premises in good condition.
The value of the property was originally determined in the Property Concession, and it has subsequently appreciated in increments consistent with changes in the Consumer Price Index. Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The latest appraisal was performed in December 2007 by the Instituto de Administración y Avalúos de Bienes Nacionales (“INDAABIN”), which is an entity of the Mexican government. The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any work performed on the property after such delivery.

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
On May 14, 2010, the SCT issued an amendment to the Property Concession, according to which the Company may, with prior authorization from the SCT, lease or give under a commodatum agreement, segments of the Primary and Alternate Control Center’s to third parties, as long as such segments are used for activities related to the subject matter of the Property Concession. Such amendment will allow the Company, among other things, to provide control and satellite operation services to other operators, with prior authorization of the SCT.
Enlaces’ teleport is housed at the Primary Control Center. In June 2005 and March 2009 Enlaces requested an approval of such teleport’s location, but no official response has been received as of the date hereof.
A new authorization request for Enlaces’ teleport to be housed at Satmex’s Primary Control Center was filed by Satmex on May 17, 2010.
The Property Concession will terminate if:
•	the Property Concession term expires;

•	we resign our rights to any of the Concessions;

•	its purpose or the object of the Property Concession disappears;
•	nullity, revocation or caducity of the Property Concession;
•	the Mexican government decrees a Rescate on the Property Concession for reasons of public interest

•	the Orbital Concessions are terminated;
•	the property and the buildings on it are inadequately maintained or are used for a different purpose than the purpose for which the Property Concession was granted; and
•	under terms and conditions generally applicable to Property Concessions of this type under applicable Mexican law.
The Mexican government may revoke the Property Concession for various reasons, including, without limitation, the following:
•	failure to use the Property Concession for the purpose for which it was granted;

•	failure to comply with the terms of the Property Concession;
•	activities taking place on the premises for which the Property Concession was granted, without prior permission of the SCT, that interfere with satellite operations; or
•	under terms and conditions generally applicable to Property Concessions of this type under applicable Mexican law.
Enlaces’ Concession and Value Added Services Certificate
The Mexican government granted Enlaces a concession, at no cost, to install and operate a public telecommunications network (the “Network Concession”) and a value added services certificate (the “Certificate”).

Under the Network Concession and subject to the terms thereof, Enlaces is authorized, among other things, to install a public telecommunications network and to stream analog and digital voice, data, video, and audio to authorized public telecommunications networks, certain private networks, and value-added services providers.
Enlaces’ telecommunications network is composed of a central node, which must be installed and maintained at all times within the territory of Mexico, and an indefinite number of VSATs operating as remote stations. While the Network Concession requires that the central node include two terrestrial main stations, Enlaces has requested COFETEL to waive the requirement for the installation of a second terrestrial main station (in the C-band). This request remains pending before COFETEL. No official response has been received as of the date hereof. Several meetings with SCT, COFETEL, Enlaces, and Satmex have taken place to obtain a positive answer to our request. However, no major implications have been identified if it is denied.
Pursuant to the Network Concession, Enlaces is required, among other things, to meet certain coverage requirements (e.g., its services must be available in any part of Mexico) and to render its services pursuant to the technical specifications set forth in the Network Concession through Mexican satellites.
The term of the Network Concession is 30 years, and may be renewed in accordance with the provisions of the Telecommunications Law. The Network Concession terminates if:
•	its term expires;
•	Enlaces resigns its rights contained therein;
•	the Mexican government, acting through the SCT, decrees a Rescate on the Network Concession;
•	Enlaces becomes subject to liquidation or bankruptcy, or
•	the SCT revokes the Network Concession (in which case no compensation will be paid to us).
As of the date of any such Rescate procedure, assets used in connection with the Network Concession would be subject to the ownership and management of the Mexican government.
The Certificate which was granted to Enlaces on November 9, 2000, along with updates in 2005 and in 2009 for an indefinite term, authorize Enlaces to provide, through various public networks, Internet access services (including hybrid satellite/terrestrial services and direct satellite two-way services), e-mail and multimedia services (including content delivery, commercial kiosks, and television private channels) using Web, IP Multicast, and Data Video Broadcasting (“DVB”) technologies, excluding in all cases real time delivery, for which an additional license or concession would need to be obtained.
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
When coordination negotiations have been successfully completed, the Bureau is notified of that fact by the sponsoring notifying administration. Subsequently, the satellite registrations are listed in the Bureau’s Master International Frequency Register (“MIFR”), which includes details regarding a satellite network’s assigned frequencies, date of its registration, and technical parameters relating to its in-orbit operations. Once a satellite network is registered in the MIFR, it is entitled to international recognition and protection against harmful interference.
The SCT and COFETEL are responsible for fulfilling and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the Bureau and for resolving interference concerns. Use of our orbital slots remains subject to the continuing oversight of the SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the ITU Radio Regulations.
The Company has been a member of the Radiocommunications and Development sectors of the ITU since 1997.
Status of Our Satellites
The Mexican government notified the ITU on April 25, 1995 that coordination for Solidaridad 2 had been completed. On October 19, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR. Satmex 5 was added to the MIFR on August 23, 2005 and Satmex 6 is in process of registration.

Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000 the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- frequency bands in the geostationary orbits between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation are able to serve their domestic markets and, at the same time, provide competitive services to the markets of Mexico, the U.S. and South and Central America without interference.
In August 2003, the Mexican government and Satmex favorably concluded coordination negotiations with the Canadian government and Telesat, with respect to the radio-frequency spectrum characteristics of Satmex 6. As part of these negotiations, the Mexican and Canadian governments agreed to a new coordination agreement to reduce potential satellite frequency harmful interference and ensure that existing and future satellite networks licensed by either nation have sufficient space to expand their respective services to the Mexican, U.S., and South and Central American markets. An amendment to this coordination agreement could be signed during 2010. This amendment would result in an increase in the power levels required commercially for the satellites Satmex 7 and Satmex 8 with respect to South America coverage.
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

In December 2004, Industry Canada added Solidaridad 2 and Satmex 5, and in May 2010 added Satmex 6, to the list of foreign satellites approved to provide fixed satellite services in Canada.
Argentinean Agreement
In November 1997, the Mexican and Argentinean governments entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each government. The agreement provides that satellite service providers licensed in Mexico may transmit certain DTH fixed satellite services, broadcasting satellite services, and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The Mexican and Argentinean governments each further agreed to cooperate in assuring compliance with each of the two countries’ applicable laws and regulations.
In February 2007, we registered a branch in Argentina in order to request landing rights for Satmex 5 and Satmex 6 satellites pursuant to the reciprocity agreement. On July 22 2008, the Comisión Nacional de Comunicaciones (“CNC”) returned the Satmex file and provided favorable opinion to the Secretaría de Comunicaciones (“SECOM”). However, the landing rights have not yet been granted, and may not be granted to us. Currently, we operate in Argentina through a commercial agreement in effect with Empresa Argentina de Soluciones Satelitales (“ArSat”).
ITEM 4A. Unresolved Staff Comments
None.
ITEM 5. Operating and Financial Review and Prospects
The information in this section should be read in conjunction with the financial statements beginning on page F-1. Our financial statements are published in U.S. dollars, and prepared in conformity with accounting principles generally accepted in the U.S., which we refer to as “U.S. GAAP.” We maintain our accounting books and records in both Mexican pesos and U.S. dollars. Our functional currency is the U.S. dollar. Monetary assets and liabilities denominated in pesos are translated into U.S. dollars using current exchange rates. The exchange gain or loss is reflected in the results of operations as a component of net income. Non-monetary assets and liabilities originally denominated in pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Common stock is translated at historical exchange rates in effect at the date of contribution or on the date of change to common stock. Certain amounts presented in this annual report may not sum due to rounding.
Overview
We operate in the fixed satellite services segment and we are an important provider of such services in Mexico. We are expanding our services in an effort to become a major provider of such services throughout North, Central and South America. We are also marketing the use of satellite transmission capacity for broadband applications, such as connectivity to the Internet via satellite. We have landing rights to provide satellite capacity for telecommunication services in Mexico, the U.S., Canada, and 43 other nations and territories in the Western Hemisphere. Our broadcasting, telecommunications services, and broadband customers include domestic and international clients and governmental agencies.
Satmex identifies its reportable segments as follows, based on the information used by its chief operating decision maker with respect to resource allocation and performance of the Company: Satellite services, Broadband satellite services and Programming distribution services. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Satmex’s remaining assets substantially all are located in Mexico.
We hold Orbital Concessions from the Mexican government to occupy the following orbital slots: 113.0° W.L., 116.8° W.L., and 114.9° W.L. Satmex 5 and Satmex 6 are in geostationary orbit at W.L. 116.8° and 113.0° W.L., respectively. On March 1, 2008, Solidaridad 2 was placed in inclined orbit at 114.9° W.L., and we are in discussions to evaluate the possibility to lease or sell Solidaridad 2 to the Mexican government. As above mentioned, we intend to build another two satellites, Satmex 7 and Satmex 8, and to place them in geostationary orbit in the orbital positions currently held by Solidaridad 2 and Satmex 5, respectively.

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
Upon emergence from our U.S. bankruptcy we adopted “fresh-start reporting” as of November 30, 2006 in accordance with U.S. GAAP.
Recent Tax Developments
On January 1, 2008, the Impuesto Empresarial a Tasa Única, or Business Flat Tax (“IETU”) law, went into effect. The IETU law amends various Mexican federal tax provisions on production and services, including the Value Added Tax, and establishes a labor subsidy. More importantly, the IETU law introduces a flat tax, which replaces Mexico’s asset tax and applies to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% of income, which is determined based on a company’s cash flow (although transitional rates of 16.5% and 17% were applicable to the tax years 2008 and 2009, respectively). Although the flat tax is defined as a minimum tax, it has a wider taxable base, as many of the tax deductions allowed for income tax purposes are disallowed or are limited for purposes of the flat tax. Satmex, on the one hand, and its subsidiaries Enlaces, SMVS-Adminstración, SMVS-Servicios Técnicos, and HPS Corporativo, on the other hand, have submitted an Amparo writ against this law to reduce their tax burden. Satmex’s Amparo writ was sent before the Seventh District Administrative Court in Mexico City, where a Constitutional hearing took place on December 22, 2008. The Amparo writ jointly submitted by Enlaces, SMVS-Administración, SMVS-Servicios Técnicos and HPS Corporativo was sent before the Sixth District Administrative Court in Mexico City, where a Constitutional hearing took place on March 5, 2009. We are awaiting both courts’ decisions.
There are still some arguments pending before both courts; however, the possibility of obtaining a favorable resolution has decreased due to recent decisions of the Supreme Court of Justice. (See “Item 8 — Financial Information — Legal Proceedings” for additional information regarding the Amparo).
On December 7, 2009, the Mexican tax authorities enacted new tax laws that become effective January 1, 2010 (the “Tax Reform”). Among other things the new laws:
•	Provide for a temporary increase in the income tax (“ISR”) rate;
•	Disallow crediting IETU loss credit carryforwards against ISR liabilities; and
•	An increase in VAT (Value-Added Tax) from 15% to 16%.

For 2009, 2008, and 2007, the ISR rate was 28%, and will be 30% from 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter.
Mexican companies are subject to a dual tax system comprised of ISR and IETU and pay the greater of the corporate flat tax or regular income tax.
Industry Overview and Trends
We operate primarily in the fixed satellite services sector of the satellite industry. Operators in the fixed satellite services sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and provide satellite connectivity from one point to multiple points, referred to as point-to-multipoint services. Because Latin America is recognized as a market with long-term growth potential, it continues to be a competitive market. Our satellites are located in orbital slots allocated to Mexico. Our business is considered a “priority activity” by the Mexican Federal Constitution. Therefore, we are subject to the oversight and regulation of the Mexican government, through provisions in our Orbital Concessions, our bylaws, and applicable Mexican laws and regulations. In addition to our Orbital Concessions, in August 2001, the Mexican government granted concessions to Mexican entities affiliated with Intelsat, SES, and Grupo Televisa, S.A.B. de C.V. (“Televisa”) for the provision of satellite services in Mexico. Intelsat has registered 11 satellites, SES has registered seven satellites, and Televisa has registered no satellites to provide satellite services in Mexico.
Prices of fixed satellite services were depressed in Latin America during the last several years, given excess capacity in the region and the lower cost of providing satellite service once a satellite is in place. However, we have identified an increased demand for telecommunication services. Therefore, prices have recovered in the last 2 years even though average prices in Latin America remain lower than in most other world regions.
Technological advances, such as highly efficient satellite broadband connectivity platforms, low cost cellular backhaul equipment, and HDTV, which requires more bandwidth than regular television, are stimulating additional demand for satellite services in the region. Recent announcements of large Latin American government-sponsored connectivity programs, expanded coverage plans of mobile telecommunications service providers and the introduction and expansion of HDTV services in our region may lead to increased demand for our services. Furthermore, existing satellite platforms are efficient, especially in the areas of video and data compression, which allows for the development of new television channels that are distributed by satellite at commercially viable prices.
We believe that a variety of factors may continue to drive demand for satellite services in the markets we serve. These factors include:
•	the important role satellites play in reducing the “digital divide” by servicing governmental communications networks such as e-Mexico in Mexico, Compartel in Colombia, and G-SAC in Brazil;
•	the continued development of data and voice communication technology in emerging markets where terrestrial communication facilities and service coverage areas may be more limited;
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

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008
Revenue
Revenue for the year ended December 31, 2009 was $125.0 million, compared to $114.7 million during 2008.
Revenue for the year ended December 31, 2009 increased $10.3 million compared to the previous year. The increase was due to an increase in fixed satellite services (“FSS”) of $8.8 million, and an increase of $2.5 million in programming distribution services, partially offset by a decrease of $0.9 million in broadband satellite services provided by Enlaces.

	Year ended
	December 31,
	2009	2008	Variances
	(in thousands of U.S. dollars)
• Satellite operations	$102,061	$93,248	$8,813
• Programming distribution services	10,594	8,136	2,458
• Broadband satellite services	12,384	13,335	(951)

	$125,039	$114,719	$10,320

The increase of $8.8 million in FSS was due to an increase of $4.0 million in new contracts, plus an increase of $8.6 million from additional net capacity contracted by existing customers, partially offset by $3.8 million in expired contracts.
Operating Expenses
Operating expenses decreased to $88.3 million in 2009, from $99.0 million in 2008. An analysis of the fluctuations in operating expenses is described below:
a)	Total satellite operating cost in the year ended December 31, 2009 were $20.4 million compared to $20.5 million in 2008, a decrease of $0.1 million.

	Year ended
	December 31,
	2009	2008	Variances
	(in thousands of U.S. dollars)
• Satellite operations	$12,884	$14,183	$(1,299)
• Programming distribution services	5,331	4,162	1,169
• Broadband satellite services	2,249	2,186	63

	$20,464	$20,531	$(67)

•
Satellite operations cost decreased $1.3 million due to, among other factors, a $0.5 million decrease in satellite insurance costs, a $1.2 million decrease in personnel cost due to severance provisions in 2008, partially offset by an increase of $0.4 million in other expenses.

•
Since programming distribution contracts contemplate a revenue-sharing model with content generators, programming distribution services cost increased $1.1 million as a direct result of an increase in revenue during the year.

•	Broadband satellite services cost increased due to the cost associated with antennas and teleport maintenance.

b)	Reversal of Provision for Orbital Incentive
Under the orbital incentive provision, in the event that a transponder is a successfully operating transponder at the end of the specific operational lifetime and Satmex continues to use it for telecommunications purposes, then Satmex must pay the supplier daily payments for each successfully operating transponder (C-, Ku- and L- bands). The orbital incentive provision corresponding to 2006 and 2007 was reversed in 2008 in accordance with a settlement agreement signed in 2008. The reversal was $6,989 which had the effect of offsetting costs in 2008.
c)	Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensation, professional fees, and allowance for doubtful accounts, amounted to $20.2 million in 2009 (16.2% as a percentage of revenues), as compared to $25.7 million in 2008 (22.4% as a percentage of revenues). This result is primarily due to a decrease of $3.5 million in professional fees, a cancellation/decrease of $0.7 million in severance reserves, a decrease of $0.3 million in advertising, a decrease of $0.3 million in commercial agent fees, and a decrease of $0.2 million in personnel cost and other expenses, net of $0.5 million.
d)	Depreciation and Amortization
Depreciation expense was $31.9 million in 2009, and $32.8 million in 2008. Amortization expense related to our concessions and intangible assets was $15.8 million in 2009, and $27.0 million in 2008. The net decrease of $12.1 million is due to the effect of the amortization of the contract backlog and intangible assets.
The following table shows the amortization schedule in accordance with the maturity of the related agreements, which was determined at the date of fresh-start accounting in 2006 based on estimated cash flows expected to generate over the intangible assets during its useful life:

2008	$25,368
2009	13,689
2010	5,882
2011	3,034
2012	2,006
Thereafter	1,995
Other Income
Other income in 2008 was represented by a gain from the successful outcome of a lawsuit against a past customer, in the second quarter of 2008.
Operating Income
Our operating income for 2009 was $36.7 million and $20.3 million in 2008 due to the reasons mentioned above.
Interest Expense
Total interest cost for the year ended December 31, 2009 was $43.7 million, compared to $48.5 million in 2008. Our interest cost varies due to changes in interest rates.
Net Foreign Exchange Gain/Loss
We recorded a foreign exchange gain in 2009 of $0.01 million, compared to a $1.8 million foreign exchange loss for the corresponding period in 2008. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities, relative to the prevailing U.S. dollar/Mexican peso exchange rate. This fluctuation was due to the fact that we maintain a net monetary liability position in foreign currency which was benefitted by the appreciation in the Mexican peso against the U.S. dollar from 2008 to 2009, while the exchange rate significantly depreciated from 2007 to 2008, causing a loss in 2008.

Income Tax
Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items, given changes in rates in years based on enacted laws on December 31, 2009. We and our subsidiaries pay both IETU (beginning in 2008) and ISR, and future projections indicate that we will continue to pay under both tax regimes during the life of our Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimes. For the year ended December 31, 2009, we recorded income tax expense (including both ISR and IETU) of $13.2 million on a loss before income taxes of $6.5 million, while for 2008 we recorded income tax expense of $6.8 million on a loss before income taxes of $28.5 million, yielding a negative rate in both years. The negative rate principally stems from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, thereby resulting in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses). The variation in current taxes is the result of an increase of revenue, and a decrease of expenses from 2008 to 2009 as well as a significant investment in capital expenditures deducted for IETU tax purposes in 2008. The variation in deferred taxes is mostly due to the recognition for first time in 2008 of the deferred taxes based on a hybrid method (a mix of regular income tax and IETU), given our projections that the Company will be subject to both tax regimes during the term of the Concessions.
Net Loss Attributable to Satmex
Due to the factors discussed above, the net loss attributable to Satmex was $20.2 million in 2009 and $35.6 million in 2008.
Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007
Revenue
Revenue for the year ended December 31, 2008 was $114.7 million, compared to $102.2 million during 2007.
Revenue for the year ended December 31, 2008 increased $12.5 million compared to the previous year. The increase was due to an increase in FSS of $13.0 million, an increase of $1.3 million in programming distribution services, and a decrease of $1.8 million in broadband satellite services provided by Enlaces.

	Year ended
	December 31,
	2008	2007	Variances
	(in thousands of U.S. dollars)
• Satellite operations	$93,248	$80,250	$12,998
• Programming distribution services	8,136	6,815	1,321
• Broadband satellite services	13,335	15,136	(1,801)

	$114,719	$102,201	$12,518

The increase of $13.0 million in FSS was due to an increase of $2.6 million in new contracts plus an increase of $12.5 million from additional net capacity contracted by existing customers, partially offset by $2.1 million in expired contracts.

Operating Expenses
Operating expenses decreased to $99.0 million in 2008, from $108.1 million in 2007 for the reasons described below:
a)	Total satellite operating cost in the year ended December 31, 2008 was $20.5 million compared to $28.5 million in 2007, showing a reduction of $8.0 million.

	Year ended
	December 31,
	2008	2007	Variances
	(in thousands of U.S. dollars)
• Satellite operations	$14,183	$21,421	$(7,238)
• Programming distribution services	4,162	3,223	939
• Broadband satellite services	2,186	3,824	(1,638)

	$20,531	$28,468	$(7,937)

•
Satellite operations cost decreased $7.2 million due to, among other factors, $6.9 of an orbital incentive provision recorded in 2007, not in 2008, and a decrease of $0.7 million in satellite insurance premiums, partially offset by an increase of $0.3 million in personnel cost.

•	Since programming distribution contracts contemplate a revenue sharing model with content generators, programming distribution services cost increased due to an increase in revenue.
•	Broadband satellite services cost decreased primarily due to the reduction in the cost associated with installation of antennas.

b)	Reversal of Provision for Orbital Incentive
The orbital incentive provision corresponding to 2006 and 2007 was reversed in accordance with a settlement agreement signed in 2008 resulting in an offset against operating costs in 2008.
c)	Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensation, professional fees, and allowance for doubtful accounts, amounted to $25.7 million in 2008 (22.4% as a percentage of revenues), as compared to $26.5 million in 2007 (25.9% as a percentage of revenues). This result is primarily due to a decrease of $3.4 million in salaries and employee compensation, primarily represented by a reduction in the payments made to former executives under their severance packages since their departures in 2007. This decrease was offset by an increase of $1.2 million in professional fees, an increase of $0.4 million in advertising, an increase of $0.2 million in commercial agent fees, and an increase of $0.8 million in other expenses.
d)	Depreciation and Amortization
Depreciation expense was $32.8 million in 2008 and $37.3 million in 2007. Amortization expense related to our concessions and intangible assets was $27.0 million in 2008 and $15.8 million in 2007. The net increase of $6.7 million is due to the fact that certain telecommunication equipment was fully depreciated during 2007, and the effect that the contract backlog schedule of amortization established a charge in 2008 higher than in 2007.
The following table shows the amortization schedule in accordance with the maturity of the related agreements which was determined at the date of fresh-start accounting in 2006 based on estimated cash flows expected to generate over the intangible assets during its useful life:

2007	$13,952
2008	25,368
2009	13,689
2010	5,882
2011	3,034
2012	2,006
Thereafter	1,995
Other Income
Other income in 2008 was represented by a gain from the successful outcome of a lawsuit against a past customer, in the second quarter of 2008.

Operating Income
Our operating income for 2008 was $20.3 million compared to an operating loss of $5.9 million in 2007, due to the reasons mentioned above.
Interest Expense
Total interest cost for the year of 2008 was $48.5 million compared to $51.7 million in 2007. Our interest cost varies due to changes in interest rates.
Net Foreign Exchange Loss/Gain
We recorded a foreign exchange loss in 2008 of $1.8 million, compared to a $0.1 million foreign exchange gain for the corresponding period in 2007 mainly due to the depreciation of Mexican peso against the dollar in 2008 when applied against our net monetary liability position. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities, relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items, base of the computation of deferred income taxes. For the year ended December 31, 2008, we recorded income tax expense of $6.8 million on a loss before income taxes of $28.5 million, while for 2007 we recorded income tax expense of $0.9 million on a loss before income taxes of $55.8 million. Given that we incur both IETU and ISR, a negative income tax rate results given that interest, depreciation and amortization are not deductible for IETU purposes, thereby resulting in taxable income. The IETU tax is computed on a cash basis (excluding interest expenses). The variation on current taxes from 2008 to 2007 is mostly due to the new flat tax (IETU) applicable since January 1, 2008. The variation in deferred taxes is mostly due to the adoption of the hybrid method (a mix of regular income tax and IETU) given that in 2007, we projected we would only incur regular income tax. In 2008, our projections changed because we estimated that we will be subject to both regimes and recognized income taxes accordingly.
Net Loss Attributable to Satmex
Due to the factors discussed above, the net loss attributable to Satmex was $35.6 million in 2008 and $57.5 million in 2007.
Inflation and Foreign Exchange Fluctuations
During 2009, 2008, and 2007, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.57%, 6.53% and 3.75%, respectively. Our major expenditures, including capital expenses and satellite insurance, are not affected by high levels of inflation, because they are denominated in U.S. dollars. Our customer contracts are also denominated in U.S. dollars. However, high inflation rates would affect peso-denominated expenses, such as payroll and rent, and could result in an increase in uncollectible accounts receivable and customer lease cancellations. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. We do not use foreign currency hedges.
Liquidity and Capital Resources
We generally rely on cash generated from our operations, capital increases, and long-term debt to fund our working capital needs and capital expenditures. Our principal uses of funds are cash used in connection with our operations, interest payments, capital expenditures and the repayment of debt. We expect cash flow generated from our operations to be sufficient to fund our working capital needs and capital expenditures in 2010, including the corresponding payments to be made during such period in connection with the construction of Satmex 8. We anticipate funding any future capital expenditures, including the construction of Satmex 7 and Satmex 8, with cash generated from operations and long-term debt. There can be no assurance that we will be able to generate liquidity by issuing such long-term debt, or that such long-term debt could be issued on terms acceptable to us.

In recent years, as a consequence of our operating activities, we have experienced working capital improvements. As of December 31, 2009 we had cash and cash equivalents of $102.4 million, and a working capital surplus of $97.5 million. However, we have faced liquidity constraints, because our business is very capital intensive and because our existing indebtedness significantly restricts our ability to use our cash or incur new indebtedness. Liquidity constraints today are primarily attributable to existing indebtedness and restrictive covenants. We may continue to face liquidity constraints as a result of increased capital expenditures in connection with the construction and launch of new satellites, and the expansion and upgrade of our satellite network.
On May 7, 2010, (retroactively effective as of April 1, 2010) the Company executed a definitive agreement with SS/L for the construction of Satmex 8. We expect the whole program — construction, launching, and launch insurance — will amount to approximately $350 million; therefore the Company will need additional financing in order to complete the program. In addition, we will need additional financing to construct, launch and insure Satmex 7. Further, our current liquidity and financial condition are sufficiently constrained that we may not have enough resources to pay our Notes in full at maturity. If we are not able to obtain additional financing, or if we are unable to satisfy or restructure our existing obligations under the Notes, we could be required to seek relief through a Concurso Mercantil or a filing under the Bankruptcy Code, either through a prepackaged plan of reorganization or an alternative plan, which could include liquidation. Risks associated with our need for additional financing, the possibility of a Concurso Mercantil or a filing under the Bankruptcy Code, and our ability to continue as a going concern are discussed in detail in the section entitled “Risk Factors” above. There can be no assurance that we will not face liquidity constraints similar to those described above in the future.
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
The terms of our existing indebtedness contain covenants that restrict our sources and uses of liquidity. They limit, among other things, our ability to incur additional indebtedness (including mandatorily redeemable preferred stock); enter into sale/leaseback transactions; transfer or dispose of concessions and other assets; issue preferred stock; permit the issuance of stock of certain subsidiaries; merge, consolidate, or transfer substantially all of our assets; make capital expenditures; pay dividends or make other distributions; apply the proceeds of insurance payments or asset sales (and use the proceeds thereof); or enter into certain transactions with shareholders or affiliates. Under the Indentures governing our existing indebtedness, we are not permitted to incur more than $4 million per year or $7 million in the aggregate of unsecured indebtedness. Although we are permitted to borrow larger amounts on a subordinated basis for the purpose of acquiring an additional satellite (such as Satmex 7 and Satmex 8), such borrowings will only be permitted if our consolidated leverage ratio and consolidated interest ratio are less than 7.0 and greater than 1.75, respectively. We do not believe financing for satellites is currently available on this basis. Furthermore, the Waiver we entered into with the holders of the Notes has increased the interest rate we must pay on the First Priority Notes, thus increasing debt obligations of the Company. We may not be able to access financing on terms acceptable to us or permitted by our existing Indentures, if at all. For a description of the covenants contained in the Indentures governing the terms of our existing indebtedness. (See the sections entitled “The First Priority Notes” and “The Second Priority Notes” below).
Our First Priority Notes, in an aggregate principal amount of approximately $238.2 million as of December 31, 2009, mature in 2011. Our Second Priority Notes, in an aggregate principal amount of $182.4 million as of December 31, 2009, mature in 2013. We expect to spend approximately $350 million through 2012 for the Satmex 8 program. We also will need an additional $360 million to construct, launch and insure Satmex 7 through 2015. These cash requirements significantly exceed our available cash and cash equivalents, which were $102.4 million as of December 31, 2009. We do not anticipate generating sufficient cash from operations to meet these requirements, and we expect that we will need to raise capital, either through the issuance of equity or debt, undergo a corporate restructuring and/or restructure our existing Notes in order to fulfill these obligations.

Sources and Uses of Cash
Capital Expenditures
Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $4.2 million, $6.5 million and $2.4 million in 2009, 2008, and 2007, respectively. Capital expenditures related to the construction of Satmex 7 were $3.5 million in 2008 and $0.4 million in 2007. Capital expenditures since December 1, 2006 were made in compliance with Section 4.30 of the First Priority Indenture.
During 2009, 2008, and 2007, Satmex invested $1.8 million, $3.0 million and $2.0 million, respectively, in electronic, data, and processing (“E.D.P.”) equipment, infrastructure, and vehicles.
The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(in millions of U.S. dollars)
Acquisition of property, furniture and equipment	$1.8	$3.0	$2.0
Construction of Satmex 7	—	3.5	0.4

Total	$1.8	$6.5	$2.4

Our capital expenditures budgeted for 2010 are $4.8 million; however, this amount does not include required expenditures for the construction of Satmex 8. The estimated capital expenditures for Satmex 8 construction in 2010 are approximately $75-80 million, with respect to which we have received consent from bondholders pursuant to the Waiver.
We have historically funded our capital expenditures with cash from operations, capital increases, and long-term debt, and we anticipate funding 2010 capital expenditures with cash flows from operations and financing. In order to complete the Satmex 7 and Satmex 8 programs, the Company will need additional financing; however, we are not certain that we will obtain the requisite consent from the holders of the Notes, required under the current Indentures, to incur additional financing.
Total Debt
As of December 31, 2009 and 2008, we had total debt of $420.6 million and $406.3 million, respectively. The debt represents the issuance of the Notes issued in accordance with the Plan of Reorganization. The increase was due to the interest accrued in accordance with the terms of Second Priority Indenture.
Year ended December 31, 2009 compared to the year ended December 31, 2008
Taking into account our cash flows from operating activities, financing activities and investing activities, our total cash balance as of December 31, 2009 was $102.4 million compared to $58.2 million as of December 31, 2008.
Operating Activities
Our net cash provided by operating activities for the year ended December 31, 2009 was $46.0 million compared to $27.6 million for the year ended December 31, 2008. The increase was due to an improvement in the operation of the Company, reflecting a reduction of its net loss.
Investing Activities
Our net cash used in investing activities for the year ended December 31, 2009 was $4.2 million compared to $6.5 million for the year ended December 31, 2008, given that our 2009 investments in capital expenditures were limited to infrastructure, whereas in 2008, we made an advanced payment to SS/L related to the design of Satmex 7.

Year ended December 31, 2008 compared to the year ended December 31, 2007
Taking into account our cash flows from operating activities, financing activities, and investing activities, our total cash balance as of December 31, 2008 was $58.2 million compared to $37.2 million as of December 31, 2007.
Operating Activities
Our net cash provided by operating activities for the year ended December 31, 2008 was $27.6 million compared to $15.1 million for the year ended December 31, 2007. The increase was due to an improvement in our collection and an increase in the operations of the Company reflecting a reduction of its net loss.
Investing Activities
Our net cash used in investing activities for the year ended December 31, 2008 was $6.5 million compared to $2.4 million for the year ended December 31, 2007, mainly due to the advanced payment to SS/L in 2008 for the design of Satmex 7.
Our total cash balance as of June 21, 2010 was $106.8 million compared to $102.4 million on December 31, 2009.
The First Priority Notes
On November 30, 2006, we issued our First Priority Notes in an aggregate principal amount of approximately $238.2 million due 2011. The First Priority Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Second Priority Notes. The First Priority Notes are secured by a first priority lien on substantially all of our assets, which is senior to the lien securing our Second Priority Notes. The First Priority Notes are effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the First Priority Notes. To the extent the value of the collateral securing the First Priority Notes is less than the amounts owing thereunder, the rights of the holders thereof will be pari passu with the rights of the holders of the Second Priority Notes and most of our other liabilities. The First Priority Notes bear interest at a rate based on the London InterBank Offered Rate (“LIBOR”) and are redeemable at our option for a redemption price equal to (i) outstanding principal, plus (ii) accrued and unpaid interest, plus (iii) certain tax liabilities of holders of the Notes that we must reimburse, plus (iv) an optional redemption premium equal to 3%, 2% or 1% or the redeemed principal amount for redemptions made in the first, second or third year, respectively, following the issue date, plus (v) certain indemnification amounts applicable if the First Priority Notes are redeemed on a day other than a scheduled interest payment date.
On June 17, 2009, the Company received notice that the holders of more than fifty percent (50%) of the outstanding aggregate principal amount of the First Priority Notes appointed U.S. Bank National Association as successor of HSBC Bank USA, National Association (“HSBC”) as trustee under the First Priority Indenture and as collateral trustee under the First Priority Collateral Trust Agreement. U.S. Bank National Association has accepted its appointment as successor trustee under the First Priority Indenture and has assumed all of the rights, powers and duties of HSBC thereunder; however, up to the date of this annual report, U.S. Bank National Association has not accepted its appointment as collateral trustee, therefore HSBC is still collateral trustee.
On May 7, 2010, the Company entered into the Waiver, which allows it to make certain payments in connection with the construction and launch of the Satmex 8 in an amount not to exceed $100 million without consent of the requisite holders of the Notes. The Waiver amended the First Priority Notes by increasing the interest rate. The First Priority Notes now bear interest at 12%, equal to 10.5% (ten and one-half percent (10.50%) plus the greater of (i) the Eurodollar Rate determined for May 30, 2010 (which was 0.29013%) and (ii) one and one-half percent (1.50%)).
The First Priority Indenture contains certain covenants that impose, among other things, certain limitations and restrictions on our ability and on the ability of certain of our subsidiaries to:
•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain loans, guarantees or investments, including investments in unrestricted subsidiaries;

•	enter into interest rate and currency hedges;

•	apply the proceeds of insurance payments or asset sales (and use the proceeds thereof);

•	create or suffer to exist liens;

•	enter into negative pledge agreements;

•	enter into businesses other than the satellite telecommunications business;

•	transfer or dispose of concessions and other assets;

•	enter into certain transactions with shareholders or affiliates;

•	issue preferred stock, or permit the issuance of stock of restricted subsidiaries;

•	enter into sale and leaseback transactions;

•	merge, consolidate or transfer substantially all of our assets;

•	make investments in unrestricted subsidiaries;

•	repurchase or redeem equity interests and debt;

•	issue equity, and

•	spend excess cash flow or insurance proceeds.
In addition, we must pay additional amounts to the holders of the First Priority Notes if they incur certain tax liabilities as a result of the transactions contemplated by the First Priority Indenture. Upon the occurrence of a change of control, the holders of the First Priority Notes have the right to require us to redeem their Notes. Under the First Priority Indenture, we must publish audited, unqualified financial reports on our website, comply with the periodic reporting requirements applicable to non-U.S. reporting companies under the Exchange Act, periodically file Forms 20-F and 6-K with the SEC, and file such reports on Form 6-K as would be required to be reported on Form 8-K upon the occurrence of an event required to be reported therein. We also must procure and maintain certain levels of insurance, including, subject to certain exceptions, $25 million in excess of the replacement cost of each satellite (except for Solidaridad 2). The events of default under the First Priority Indenture include various events of default customary for similar issues of Notes, including, among others the failure to pay principal and interest when due, cross-acceleration and certain events of bankruptcy, insolvency and reorganization. In addition, the First Priority Notes contain covenants that require the redemption of Notes to the extent that our excess cash flow in any quarter exceeds $5.0 million based on the formula established in the contract and impose limits on our spending for capital expenditures.
We may from time to time, as market conditions warrant, repurchase our outstanding debt securities for cash in open market purchases or privately negotiated transactions.
The Second Priority Notes
On November 30, 2006, we issued the Second Priority Notes in an aggregate principal amount of $140 million (as of December 31, 2009 the total amount outstanding was $182.4 million), which mature in 2013. The interest rate on the Second Priority Notes is 10.125% per annum. We are required to make interest payments on the Second Priority Notes quarterly on the last day of February, May, August and November until maturity. Interest on the Second Priority Notes was payable in-kind in 2007. From February 2008 through November 2011, 2% of the Second Priority Notes will bear interest payable in cash and 8.125% will bear interest payable in-kind, after which time all interest on the Second Priority Notes will be payable in cash. Our ability to make payments in kind may be restricted if we incur additional indebtedness or redeem the First Priority Notes early. The Second Priority Notes are secured by a second priority lien on substantially all of our assets and will be effectively senior to our unsecured indebtedness to the extent of the value of the second lien on the collateral securing the Second Priority Notes.

The Second Priority Indenture contains certain covenants that impose, among other things, certain limitations and restrictions on our ability and on the ability of certain subsidiaries to:
•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain loans, guaranties or investments, including investments un unrestricted subsidiaries;

•	enter into interest rate and currency hedges;

•	apply the proceeds of insurance payments or asset sales (and use the proceeds thereof);

•	create or suffer to exist liens;

•	enter into negative pledge agreements;

•	enter into businesses other than the satellite telecommunications business;

•	transfer or dispose of concessions and other assets;

•	enter into certain transactions with shareholders or affiliates;

•	issue preferred stock, or permit the issuance of stock of restricted subsidiaries;

•	enter into sale and leaseback transactions;

•	merge, consolidate or transfer substantially all of our assets;

•	make investments in unrestricted subsidiaries;

•	repurchase or redeem equity interests and debt;

•	issue equity, and

•	spend excess cash flow or insurance proceeds.
In addition, we must pay additional amounts to the holders of the Second Priority Notes if they incur certain tax liabilities as a result of the transactions contemplated by the Second Priority Indenture. Upon the occurrence of a change of control, the holders of the Second Priority Notes have the right to require us to redeem their Notes. Under the Second Priority Indenture, we must publish audited, unqualified financial reports on our website, comply with the periodic reporting requirements applicable to non-U.S. reporting companies under the Exchange Act, periodically file Forms 20-F and 6-K with the SEC, and file such reports on Form 6-K as would be required to be reported on Form 8-K upon the occurrence of an event required to be reported therein. We also must procure and maintain certain levels of insurance. The events of default under the Second Priority Notes Indenture include various events of default customary for similar issues of Notes, including among others, the failure to pay principal and interest when due, cross-acceleration and certain events of bankruptcy, insolvency and reorganization. In addition, the Second Priority Notes contain covenants that require the redemption of the Second Priority Notes, once the First Priority Notes have been fully paid, to the extent that all of the First Priority Obligations and any Refinanced First Priority Securities have been paid in full or otherwise discharged and our excess cash flow in any quarter exceeds $5.0 million based on the formula established in the contract and impose limits on our spending for capital expenditures.

Contractual Obligations and Other Commercial Commitments
The following table shows our aggregate contractual obligations and other commercial commitments as of December 31, 2009 (in thousands of U.S. dollars).

	Payments Due By Period
		Less than			After 5
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	Years
Debt and related interest accrued as of December 31, 2009(1)	$587,559	$44,221	$307,500	$235,838	$—
Operating leases(2)	2,041	537	1,011	493	—
Other long-term obligations(3)	4,419	442	884	884	2,209

Total contractual cash obligations	$594,019	$45,200	$309,395	$237,215	$2,209

Other Commercial Commitments:
Maintenance	$5,247	$2,134	$2,847	$626	$—

(1)
Variable interest on the First Priority Notes is calculated using projected interest rate, approximately 9.03% over the five-year life of the notes. For the Second Priority Notes, we have calculated interest at an annual fixed rate of 10.125% taking into consideration capitalized interest (in-kind in 2007 and in cash and in-kind until 2011).

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
We emerged from our reorganization process on November 26, 2006 and adopted fresh-start reporting as of November 30, 2006. Our reorganization enterprise value, as determined by the U.S. Bankruptcy Court, was approximately $425.0 million, which resulted in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to our assets and liabilities, which were stated at fair value in accordance with FASB ASC 805-10, Business Combinations (formerly SFAS No. 141). In addition, our accumulated deficit was eliminated, and our new debt and equity were recorded in accordance with the distributions set forth in the Plan of Reorganization.
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
Solidaridad 2, Satmex 5 and Satmex 6 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 11, 1994, January 22, 1999 and July 1, 2006, respectively. Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009. The satellite manufacturers provide the propellant mass and estimated lifetime when the satellites are handed over at the end of the orbit testing. To estimate the remaining fuel, the bookkeeping method is used, which consists of subtracting from the propellant mass the fuel used after each maneuver executed.
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
Valuation of Satellites and Long-Lived Assets
The carrying value of our satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with FASB ASC 360-10, Property, Plant, and Equipment (formerly SFAS No. 144), whenever events or changes in circumstances, such as a prolonged period of low prices coupled with high operating expenses, indicate that an asset may not be recoverable. The carrying value of assets are considered not to be recoverable when the estimated undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. We measure impairment as the difference between the carrying value and the fair value of the asset. We develop our analysis of undiscounted cash from estimates and assumptions based upon the best evidence available including, but not limited to, our current pricing structure, internal operating budgets and the expected utilization of our broadband capacity.
Goodwill and Other Intangible Assets
Goodwill and other intangible assets represent the amount by which our reorganization equity value exceeds the fair value of our net assets (exclusive of debt obligations) in accordance with the provisions of FASB ASC 805-10, Business Combinations, as of November 30, 2006. Pursuant to the provisions FASB ASC 350-10, Intangibles—Goodwill and Other (formerly SFAS No. 142), goodwill is not amortized and is subject to an annual impairment test which we perform in the fourth quarter of each fiscal year. Goodwill was allocated to our reporting unit level (operating segment or one level below an operating segment). FASB ASC 350-10, Intangibles—Goodwill and Other, requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit, in accordance with FASB ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157), is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Estimating the fair value of reporting unit is a subjective process that involves the use of estimates and judgments, particularly related to cash flows and the appropriate discounted rates. The fair value of the reporting unit was determined using a combination of valuation techniques consistent with the income approach and the market approach and included the consideration of independent valuations. The fair value of intangible assets was determined using the income approach. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows and an appropriate price to earnings multiple. We use our internal forecast to estimate future cash flows and actual results may differ for forecasted results. Cash flows were discounted using a discount rate base on expected equity return rates. We utilized discount rates that we believe adequately reflected the risk and uncertainty in the financial markets generally and specifically in our internally developed forecasts. We completed our annual goodwill impairment test in the fourth quarter of 2009 and determined that goodwill was not impaired.
Intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog, which is amortized in accordance with the agreement’s maturity.

Income Tax
We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. The enactment of IETU required Satmex’s management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates. Such financial forecasts were based on our management’s best estimate of the taxable income of Satmex and its subsidiaries; the forecasts and projections are sensitive to operational and financial changes that Satmex and its subsidiaries might experience in the future. If, in a certain period, due to unforeseen circumstances Satmex or any of its subsidiaries incur a tax different than forecasted, if said event is considered temporary or circumstantial, Satmex shall continue to only recognize the deferred tax based on its original forecast. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carry forwards and asset tax credit carry forwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Deferred income tax assets are reduced by any benefits that, in our opinion, are more likely not to be realized. Based on tax projections we estimate that the tax loss carry forwards will not be recoverable.
Revenue Recognition
1. Alterna’TV
On a monthly basis, Satmex estimates the number of subscribers to Alterna’TV for each purchaser of its programming distribution services according to the contractual value of each subscriber for purposes of calculating the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material, and we believe our estimates of revenues are appropriate.
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

Accounting Pronouncements
a)
Recently adopted accounting pronouncements — In October 2009, the Company adopted the FASB ASC 105-10 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. FASB ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial standards in conformity with U.S. GAAP. Upon the adoption of ASC 105-10, all then-existing non-SEC accounting and reporting standards were superseded, with the exception of certain items listed in ASC 105-10. The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of ASC 105-10 had no effect on the Company’s consolidated financial statements.

In July 2009, the Company adopted ASC 820-10 (FASB Staff Position FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), which provided further guidance on how to determine the fair value of assets and liabilities when there is no active market or where the price inputs being used to determine fair value represent distressed sales. ASC 820-10 was considered in the valuation of the Company’s debt for purposes of disclosures of the fair value of financial assets and liabilities not recognized in the financial statements at their fair value, but did not have a material impact on the accompanying consolidated financial statements.
In September 2009, the Company adopted FASB ASC 820-10 (FASB Accounting Standards Update (“ASU”) 2009-5, “Measuring Liabilities at Fair Value”), which provides guidance on measuring the fair value of liabilities for which a quoted price in an active market for the identical liability is not available. The adoption of this standard did not have a material impact on the consolidated financial statements.
In January 2009, the Company adopted ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51), which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The presentation and disclosure requirements of this new guidance were adopted in 2009 and applied retrospectively, while the accounting provisions were applied prospectively as of January 1, 2009, and did not have a material effect on the accompanying consolidated financial statements.
In January 2009, the Company adopted ASC 350-30 (FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350-10 (SFAS No. 142, Goodwill and Other Intangible Assets). The objective of ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under ASC 805-10 (SFAS No. 141(R), Business Combinations). The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements and related disclosures.
In July 2009, the Company adopted ASC 855-10 (SFAS 165, Subsequent Events). ASC 855-10 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued ASU 2010-09, which exempts filers with the SEC from disclosing the date through which subsequent events have been evaluated.
b)
Recently issued accounting pronouncements — In October 2009, the FASB issued ASU 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor-specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The ASU also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the effects of adopting this guidance.

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures, to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted.
ITEM 6. Directors, Senior Management and Employees
Directors

				Series
Name	Position	Age	Period of Service	Representing
Luis Rebollar Corona	Chairman of the Board and Director	73	Since November 30, 2006	A
Vicente Ariztegui Andreve	Director	56	Since November 30, 2006	A
Erwin Starke Fabris	Director	56	Since November 30, 2006	A
José Manuel Canal Hernando	Director	70	Since September 19, 2007	A
Richard Mastoloni	Director	45	Since November 30, 2006	B
John H. Stevens	Director	62	Since August 26, 2009	B
James Duplessie	Director	51	Since September 19, 2007	B
Luis Alfonso Nicolau Gutiérrez	Alternate Director	52	Since September 19, 2007	B
On August 26, 2009, at the annual shareholders meeting, Mr. John Stevens was appointed Director of the Company.
Non-Members

Name	Position	Age	Period of Service
Luis Rubio Barnetche	Secretary of the Board of Directors	47	Since August 4, 2008
Bertha Alicia Ordaz Avilés	Alternate Secretary of the Board of Directors	37	Since August 4, 2008
Daniel del Barrio Burgos	Statutory Examiner	56	Since September 19, 2007
Senior Management

Name	Position	Age	Period of Service
Patricio E. Northland	Chief Executive Officer	55	Since May 2008
Luis Fernando Stein Velasco	Chief Financial Officer	50	Since November 2008
Dionisio Manuel Tun Molina	Vice President of Engineering and Satellite Operations	47	Since May 2006
Clemente Humberto Cabello Alcérreca	Vice President Business & Development	40	Since January 2009
Alejandro Camberos Chacón	Director Strategic Planning	40	Since July 2007
Leticia María Concepción Soto Walls	Director of Human Resources, Development & Administration	46	Since October 2008
Pablo Manzur y Bernabeu	General Counsel	37	Since June 2009
John Mays Compton	Chief Executive Officer of Enlaces	55	Since December 2008

Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of seven directors. Holders of our series A common stock have the right to appoint four members of our Board of Directors, and their corresponding alternates, all of whom must be independent (as defined in our bylaws). Holders of our series B shares have the right to appoint three members of our Board of Directors, and their corresponding alternates. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each serves until a successor is elected and takes office. The principal duties of the Board of Directors include the approval of our business strategy, as well as the appointment and evaluation of the Chief Executive Officer. As addressed in other sections of this report, approval for Board, including at least two Series “A” directors and at least two Series “B” directors will likely be required to execute any restructuring alternative.
Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the Board of Directors continue in their positions after the expiration of their terms if new members are not appointed. We have no contracts that provide for benefits to any director upon termination of service.
Our Board of Directors is chaired by Luis Rebollar Corona and currently consists of four independent directors appointed by holders of Series A shares, three independent directors appointed by holders of Series B shares and one alternate director appointed by holders of Series B shares.
Luis Rebollar Corona. Mr. Rebollar has been Chairman of the Board of Directors and member of the Audit and Compensation Committee of Satmex since November 30, 2006. Mr. Rebollar served as Chairman and CEO of Grupo Sidek, S.A. de C.V. and Grupo Situr, S.A. de C.V. from July 1996 until January 2003. Prior to that, Mr. Rebollar served as CEO for Alcatel Mexico, S.A. de C.V., and Crisoba Industrial, S.A. de C.V. He has also served as Vice President of Latin America for Scott Paper Company and has held numerous senior positions at DuPont México, S.A. de C.V. Mr. Rebollar serves as Chairman of Mexico for Sweden’s Chamber of Commerce, Chairman of the Board for Sandvik de Mexico, S.A. de C.V., a member of the Advisory Board for Banco Nacional de México, S.A., Senior Counselor for A.T. Kearney Mexico, Inc. and member of the Boards of Grupo Gigante, S.A.B. de C.V. and Grupo Herdez S.A.B. de C.V. Mr. Rebollar holds a bachelor’s degree in Chemical Engineering from the Universidad Nacional Autónoma de México (“UNAM”).
Vicente Ariztegui Andreve. Mr. Ariztegui has been a Director of Satmex since November 30, 2006. An entrepreneur and an investor, Mr. Ariztegui is founder and President of Grupo Arizán, S.A. de C.V., a majority-owned holding company through which he holds stakes in the following businesses: global commodity trading of base minerals-metals and high protein feed products; airport duty free shops; airport terminal operation; and real estate developments. He also serves as Director of the following corporations: Latin American Airport Holdings Ltd, Aeroplazas de México, S.A. de C.V. and Almacenadora del Valle de México, S.A. de C.V. In 1979, and after earning two masters degrees in business and in systems engineering, Mr. Ariztegui joined Citibank in New York City, to be eventually reassigned to the bank’s office in Mexico City. He began in corporate banking, and in time, was named Vice President of international operation and trade finance. Mr. Ariztegui worked for Citibank for a total of eight years. He earned a Bachelor of Science degree in Industrial Engineering at Anáhuac University in Mexico City and two graduate degrees, an M.B.A. at the Wharton School of Business and Finance and an M.S.E. at the Moore School of Engineering, University of Pennsylvania in Philadelphia.
Erwin Starke Fabris. Mr. Starke has been a Director and member of the Audit and Compensation Committee of Satmex since November 30, 2006. He is Managing Director for investment banking at Bulltick Capital Markets, a Latin-American investment banking firm. Prior thereto he was managing partner at Secured Capital, S.A. de C.V. since 2004, and he is a founding partner of Capital Access, S.C., an investment banking boutique which merged into Secured Capital S.A. de C.V. Prior to his independent practice as an investment banker, from 1990 to 1999, Mr. Starke served as Mexico Representative for Merrill Lynch, Pierce, Fenner & Smith Inc. Before that he served as head of investment banking and international corporate finance at InverMexico, Casa de Bolsa, S.A. de C.V., from 1988 to 1990. He also previously acted as Executive Vice President of Corporate and International Banking at Banca Confía, S.N.C. Mr. Starke began his career as account officer at Citibank, N.A. in New York in 1979 and served in that capacity until 1985 when he became Vice President of Corporate Restructuring. Mr. Starke has served on the boards of several small companies engaged in technology. He received his graduate degree from Stanford University and his undergraduate degree with honors in electronic engineering from the Universidad Iberoamericana.
José Manuel Canal Hernando. Mr. Canal has been Director and Chairman of the Audit and Compensation Committee of Satmex since September 19, 2007. Previously he acted as Statutory Examiner of Satmex. Since 2000, he has been an independent consultant and director of several registered corporations in Mexico and the U.S. Currently, he is Director of Banco Compartamos, S.A. and a director of Fomento Económico Mexicano, S.A.B. de C.V., FEMSA; Coca-Cola FEMSA, S.A. de C.V., Alsea, S.A.B. de C.V. and Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc). Mr. Canal is a Public Accountant, holding a degree from the UNAM.

Richard Mastoloni. Mr. Mastoloni has been a Director of Satmex since March 10, 2005 and is Senior Vice President of Finance and Treasurer of Loral Space & Communications. Loral owns 64% of Telesat Canada, the fourth largest global operator of telecommunications and direct broadcast satellites worldwide. In addition, Loral owns Space Systems/Loral, a world-class leader in the design and manufacture of satellites and satellite systems for commercial and government operators. Mr. Mastoloni is a member of the executive management team that oversees the operations of Loral’s businesses worldwide and he is on the board of several of Loral’s operating divisions and subsidiaries. At Loral, Mr. Mastoloni has completed billions of dollars in satellite and telecommunications related financings, investments, acquisitions, joint ventures and restructurings. At Loral he has primary responsibility for managing Loral’s institutional relationships, corporate finance, investor relations and treasury operations. Prior to joining Loral, Mr. Mastoloni spent 11 years as a banker for J.P. Morgan Securities in the Technology, Media and Telecom and Mergers and Acquisitions groups. Mr. Mastoloni has a B.A. in Economics from the University of Vermont and an M.B.A. with honors from Columbia University.
John H. Stevens. Mr. Stevens was appointed a Director of Satmex on August 26, 2009. He had previously served as an Alternate Director since November, 2006. Mr. Stevens is a former Managing Director of J.P. Morgan Chase Bank, from which he retired in 2006 after a 30 year career. At J.P. Morgan Chase he headed Latin America Special Loans, and prior to that was the Group Credit Officer for Latin America. Earlier career assignments included a Senior Credit Officer position in the U.S. Banking and Corporate Division and postings in Venezuela and Mexico. Mr. Stevens presently serves as board member or advisor to several organizations. He holds an M.B.A. degree from the Wharton School, University of Pennsylvania and a B.A. degree from Trinity College, Hartford, Connecticut.
James Duplessie. Mr. Duplessie has been a Director and member of the Audit and Compensation Committee of Satmex since September 19, 2007. Mr. Duplessie has served as Managing Director of Citi Capital Advisers (“CCA”), the investment advisor for the CCA Distressed Debt Fund, since 2008. In 2008, Citibank completed the acquisition of Epic Asset Management, the Investment Manager for the Epic Funds. Between 2008 and 2002, Mr. Duplessie was a Managing Member of Epic Asset Management and the Epic Funds. From 1998 to 2002, he was an Executive Director of UBS AG, where he co-managed a debt fund with assets in excess of $1 billion. Mr. Duplessie became an Executive Director of UBS when it merged with Swiss Bank Corporation (“SBC”) in 1998 and an Executive Director of SBC when SBC acquired the O’Connor Partnership (“O’Connor”) in 1991. During his tenure at O’Connor, Mr. Duplessie led the expansion of O’Connor’s proprietary investment activities in bankruptcies and restructurings. Prior to joining O’Connor in 1991, Mr. Duplessie was an investment banker at Plaza Securities, Inc., where he identified, structured and negotiated mergers, acquisitions and restructurings. Mr. Duplessie is President of The Coral Reef and Marine Science Foundation, an affiliate of Lizard Island Research Station, Australia. Mr. Duplessie earned a B.A. in Economics from Washington and Lee University, an M.B.A. from Tulane University, and a J.D. from Wake Forest University.
Luis Alfonso Nicolau Gutiérrez. Mr. Nicolau has been an Alternate Director of Satmex since September 19, 2007. Mr. Nicolau is the senior partner of, and has been a partner with, the Mexico City law firm of Ritch Mueller, S.C. since 1990, except for a two year period (from 2001 to 2002) when he held a position as Chief Corporate Officer and member of the Board of Directors of Vitro, S.A.B. de C.V. Mr. Nicolau serves as a member of the boards of JPMorgan Grupo Financiero, S.A. de C.V., BCBA Impulse Ingeniería Inmobiliaria, S.A. de C.V. and Grupo MVS Comunicaciones and is a member of the investment committee of Ignia Funds. Mr. Nicolau is the President of the Fulbright Foundation, a non-for-profit organization sponsoring scholarships. Mr. Nicolau earned an LL.B. from the Escuela Libre de Derecho, in Mexico City, and an LL.M from Columbia University, in New York City, as a Fulbright scholar.
Luis Rubio Barnetche. Mr. Rubio has been Secretary, non-member of the Board of Directors, since August 2008. Mr. Rubio has been a partner in the Mexico City law firm Rubio Villegas y Asociados, S.C. Mr. Rubio holds a law degree from the Universidad Panamericana; a Master of Laws in Comparative Jurisprudence from the New York University School of Law; as well as a degree on the Owners President Management Program from the Business School of Harvard University. Mr. Rubio is the former Director of Legal Analysis of the Office for the Negotiation of the Free Trade Agreement, of the Ministry of Commerce. Mr. Rubio has also worked as foreign associate at Arnold & Porter in Washington, D.C., and he is a member of the Mexican Bar Association and of the Mexican Trade Consulting Association.

Bertha Alicia Ordaz Avilés. Mrs. Ordaz has been Alternate Secretary, non-member of the Board of Directors of Satmex since August 2008. Mrs. Ordaz is a Senior Associate at Rubio, Villegas y Asociados, S.C. since 2000, and has represented different companies (including telecommunications operators) in a number of mergers and acquisitions, regulatory matters and antitrust proceedings. From December 1996 through August 1999, Ms. Ordaz was Legal Advisor to the General Director for the Management of Assets of the Presidency of the Republic of Mexico. Mrs. Ordaz is professor in Telecommunications graduate programs at the Instituto Tecnológico Autónomo de México (ITAM) and of the Instituto de Investigaciones Jurídicas of the UNAM. Mrs. Ordaz holds a Law Degree from the Universidad de las Américas — Puebla, Mexico; an LL.M. from the New York University School of Law, as well as an M.B.A. from the Australian National University.
Daniel del Barrio Burgos. Mr. del Barrio has been Statutory Examiner, a non-member of the Board of Directors of Satmex since September 19, 2007. Mr. del Barrio has been a partner in the Mexico City office of Deloitte since 2002, where he serves as Risk & Reputation Leader. He was partner at Ruiz, Urquiza (Arthur Andersen) from 1985 to 2002, where he lead the Chemical and Manufacturing industry groups and served as Country Audit Director, Director of the Industry program for Latin America, Director of the Products Industry group and Leader of the Global Account Development Program (Global 1000) for Latin America. Mr. del Barrio holds a B.A. from Universidad La Salle in Mexico City.
Patricio E. Northland. Mr. Northland was appointed Chief Executive Officer on May 1, 2008. Prior to joining Satmex, for five years Mr. Northland was the Chief Operating Officer and Managing Director of Agcert International, a company that produces and sells emissions reductions. Mr. Northland was the founder, CEO, and Chairman of Firstcom Corporation for over eight years, a company that was merged with AT&T Latin America, Corp. He held the position of Chairman, President and Chief Executive Officer of AT&T Latin America, Corp. between 2000 and 2003, and was responsible for founding the telecommunications firm Americatel Corporation/Northland Communications, as well as the Northland Capital Group, which provides expertise on strategic and operational matters to international clients. Mr. Northland has extensive experience in the telecommunications and satellite industries, having served as Vice President of PanAmSat from 1988 through 1991, a director of Intelsat from 1983 through 1987, and a Systems Engineer at Comsat from 1981 to 1983. He holds a B.A. degree in Electrical Engineering from the University of Chile, an M.S. degree in Science Communications from George Washington University, and an M.B.A. from the University of Chicago.
Luis Fernando Stein Velasco. Mr. Stein joined the Company in November 2008 as Chief Financial Officer. Mr. Stein has held positions for many years with companies listed in the Mexican Stock Market, including two of the largest that operate in Mexico (Grupo Televisa and Grupo Modelo). He has also worked in banks with global presence, including HSBC, formerly Banco Internacional. From 2005 to 2008, he was Director of Finance and Administration of the distribution of Grupo Modelo S.A.B. de C.V., among other positions, he was CFO of T1MSN (a subsidiary of Microsoft) between 2000 and 2003, and CFO of Editorial Televisa S.A. de C.V. between 1998 and 2000, a subsidiary of Grupo Televisa, S.A.B. Mr. Stein is an Economist and holds a master’s degree in Mathematics Applied to Economy by the Centro de Investigación y Docencia Económicas, and an M.B.A. from the Massachusetts Institute of Technology (MIT).
Dionisio Manuel Tun Molina. Mr. Tun has been our Vice President of Engineering and Satellite Operations since May 1, 2006. He is responsible for the operation of our satellites and for our control centers. Mr. Tun joined Satmex in June 1997 as Assistant Director of Satellite Control. Between 1997 and 2006, he held the positions of Director of Satellite Operations and Executive Director of Engineering and Satellite Operations. From 1984 to 1997, he held various positions at Telecomunicaciones de México (TELECOMM), including Manager of Satellite Control, Orbital Dynamics Department Chief and Orbital Dynamics Analyst. Mr. Tun has a Ph.D. in Science, with a specialization in Physics. Mr. Tun has received various awards including the Justo Sierra Medal for his contribution to science in Mexico and the Lázaro Cárdenas Award for best average in the Bachelor’s Degree in Physics and Mathematics (Class of 1984). Mr. Tun has published many research articles in magazines of international circulation and was member of the National System of Researchers from 1988 through 1995. From 1983 to 1992 he was also professor at the Instituto Politécnico Nacional in Physics and Mathematics.
Clemente Humberto Cabello Alcérreca. Mr. Cabello was named Business Development Vice President in January 2009. Mr. Cabello joined the Company as the Director of Strategic Planning in June 1998. From 1999 to 2000 he worked as Director of Sales Administration. From 2001 to 2006, he was responsible for our marketing, sales engineering and customer care activities. From 2003 to 2008, he was the general manager of our business unit Alterna’TV and from 2007 to 2008 he was also responsible for the management of Enlaces. From 1993 to 1995 and from 1997 to 1998, Mr. Cabello worked as a consultant with McKinsey & Company, Inc. Mr. Cabello holds a B.S. in Actuarial Science from the Instituto Teconológico Autónomo de México, and an M.B.A. from the Wharton School, University of Pennsylvania.

Alejandro Camberos Chacón. Mr. Camberos joined the Company in December 1992 as Statistical Market Analyst. He is in charge of Strategic Planning and manages the offices of the CEO for Strategic Planning purposes. From 1996 to 1998, he participated in the task force charged with supervising the Satmex 5 construction and launch process. Mr. Camberos was a part of the team that developed, launched and operated our business unit Alterna’TV and developed a marketing plan by region and application, which is currently used by our sales force to address different markets. Mr. Camberos holds a bachelor’s degree in Physics and a PhD in Science, both from the UNAM.
Leticia María Concepción Soto Walls. Ms. Soto joined the Company in October 2008 as Human Resources Development Director. From 2002 to 2006, Ms. Soto was in charge of human resources management at DaimlerChrysler Financial Services, and from 1991 to 1995, she held a similar position at CDC Pfizer Consumer Products. Ms. Soto holds a degree in Industrial Relations from the Universidad Iberoamericana, and received a Human Resources Certification from the University of Cambridge.
Pablo Manzur Bernabeu. Mr. Manzur joined the Company in June 2009 as General Counsel. Prior to joining the Company, Mr. Manzur was corporate law clerk at Invex, Stock Brokerage House, S.A. de C.V. from 1995 to 1997; Corporate Manager for Legal Affairs at TV Azteca, S.A. de C.V from 1997 to 1998; Senior Associate at García Velasco, Martínez de Velasco y de Luca, S.C. from 1999 to 2006, and Financing and Legal Director of Contracts at GICSA®, experienced in debt restructuring and financial agreements. Mr. Manzur holds a law degree and a Master in Corporate Law from the Universidad Panamericana in Mexico City. Mr. Manzur is postgraduate professor at the Universidad Panamericana campuses in Mexico City and Guadalajara.
John Mays Compton. Mr. Compton has been the General Director of Enlaces since December 15, 2008. Prior to joining Enlaces Integra, from September 2007 until September 2008, Mr. Compton was the Vice President for Latin America for Teltronics, Inc., a U.S.-based telecommunications manufacturer. From 1994 until 1997, Mr. Compton served as the General Director of four different international telecommunications joint venture companies in Russia, Mexico and, most recently, Haiti. After serving in the U.S. military for five years, Mr. Compton began his telecommunications career with MCI Telecommunications, Inc. in 1985. Mr. Compton has a bachelor’s degree in Engineering from the United States Military Academy at West Point, New York.
Audit and Compensation Committee
The Audit and Compensation Committee (the Comité Único de Auditoría y Compensaciones, or “CUAC”) operates under the terms of the by-laws of the Company. It is comprised of three permanent members and their alternates, if any. Two Series A Directors and their alternates, if any, must be appointed permanent and alternate members of the Audit and Compensation Committee. One Series B Director and his/her alternate, if any, must be appointed a permanent and alternate member of the Audit and Compensation Committee. Since November 30, 2006, all members of the CUAC are independent directors.
The members of the CUAC will hold office for one year or until the persons designated to replace them take office. The Chairman and Secretary must be appointed by the majority vote of its members, and the Chairman may not cast a vote in the event of a tie. The Secretary may act as such without being a member of the Committee.
Currently, the members of the CUAC are José Manuel Canal Hernando (chairman of the CUAC and member of our Board of Directors), Luis Rebollar Corona (Chairman of our Board of Directors), James Duplessie (member of our Board of Directors). Erwin Starke Fabris is an alternate member of the CUAC and member of our Board of Directors. Daniel del Barrio Burgos has a permanent seat in the meetings of the CUAC in his capacity as statutory examiner and is a non-member of our Board of Directors, with no voting rights. Luis Rubio Barnetche (Secretary non-member) and Bertha Alicia Ordaz Avilés (Alternate Secretary non-member), who also attend the meetings of the CUAC.

Compensation
Generally, the salary of our employees, including senior management, consists of a base salary as well as a performance bonus paid annually to personnel active as of the date of payment or that has worked for the Company at least six months of the corresponding year, and based on the fulfillment of certain objectives which are reviewed by their supervisors annually. The same applies to Enlaces’ personnel.
Our compensation arrangements with our Chief Executive Officer, Mr. Northland, provide for a base salary, and a performance-based annual bonus, which is determined by the Board of Directors. In addition, upon a sale of Satmex or certain other events, Mr. Northland would receive a special bonus, contingent upon the completion of certain targets and conditions determined by the Board of Directors.
As of December 31, 2009, the aggregate senior management compensation for services in all capacities, including performance bonuses and severance payments to executives, was approximately $2.9 million, which includes an advance of the 2009 results variable compensation.
Our sales personnel’s performance bonuses, including that of our Vice President of Business Development, are based on certain sales objectives and are reviewed and paid three times a year to personnel active as of the date of payment. As of December 31, 2009, we paid or accrued $0.6 million for the performance bonuses of our sales personnel.
During 2009, we paid members of the Board of Directors for their attendance at Board or CUAC meetings an aggregate amount of $0.4 million.
In June 2009, we granted our unionized employees a salary increase of 5%. In addition, we increased the value of benefits provided to our unionized employees by 1.5%. We are negotiating a new salary increase for 2010.
Employees
As of June 1, 2010, Satmex’s subsidiaries SMVS-Administración, which employs Satmex’s management and administrative personnel, and SMVS-Servicios Técnicos, which employs Satmex’s technical personnel (all of whom are members of the Television and Radio Labor Union) (collectively, the “Employee Subsidiaries”), had 166 employees, all of whom were located in Mexico, including our Chief Executive Officer, six members of our senior management, 113 administrative personnel and 46 members of the Television and Radio Labor Union. The persons working at Satmex are directly employed by the Employee Subsidiaries with which we have service contracts. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.
In addition, our subsidiary HPS Corporativo was formed in December 2007 to provide human resources support to Enlaces by employing its personnel in all functions. The persons working at Enlaces are now employed through this subsidiary. The number of employees as of June 1, 2010 was 48.
There are two collective bargaining agreements: one between SMVS-Servicios Técnicos and the Television and Radio Labor Union, and the other between the Company and the Television and Radio Labor Union, each for an indefinite term. Under Mexican law, however, the collective bargaining agreements may be reviewed yearly by the parties for adjustments to salaries and once every two years for adjustments to other provisions of the agreement. These collective bargaining agreements also currently provide for union exclusivity, a maximum workweek of 40 hours, company medical and union life insurance, statutory retirement-related severance payments of 14 days pay for each year worked (in addition to general statutory severance benefits guaranteed by Mexican Labor Law), transportation bonus, a statutory annual bonus of 34 days salary, an education subsidy, employer-funded social security contributions, and an overtime pay rate premium of 35%. We have very good relations with all of our employees, including our unionized employees.

Share Ownership
As of December 31, 2009, the share ownership of Satmex is as follows:

	Shares
	Minimum Fixed Capital			Variable Capital
	Class I			Class II
Shareholders	Series A	Series B	Series N	Series B	Series N	%

Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of Servicios Corporativos Satelitales, S.A. de C.V. and/or the Federal Government of the United Mexican States	7,500,000	—	—	—	—	45% Equity Voting Rights; 16% Equity Financial Rights

Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of Loral Skynet Corporation or any successor or permitted assignee	—	221,667	401,770	—	—	1.33% Equity Voting and Equity Financial Rights

Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of Principia, S.A. de C.V. or any successor or permitted assignee	—	111,667	202,395	—	—	0.67% Equity Voting and Equity Financial Rights

Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as trustee under that certain Irrevocable Administration Trust Agreement No. F/589, for the benefit of The Bank of New York or any successor or permitted assignee	—	—	—	7,166,667	29,395,833	43% Equity Voting Rights; 78% Equity Financial Rights

Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Trust Division, as trustee under that certain Irrevocable Trust Agreement No. 80501	1,666,667	—	208,333	—	—	10% Equity Voting Rights; 4% Equity Financial Rights

Total	9,166,667	333,334	812,498	7,166,667	29,395,833

ITEM 7. Major Shareholders and Related Party Transactions
Major Shareholders
The Bank of New York, as agent for the benefit of the beneficial holders of trust interest (unitholders), holds shares through the equity trust trustee representing 78% of our capital, including 43% of our full voting capital. The equity trustee, for the benefit of Servicios (and/or the Mexican government), also holds shares representing 16% of our capital, including 45% of our full voting capital.
Shareholders’ Equity
Our shareholding structure consists of ordinary, nominative class I and class II shares at no par value which are fully subscribed and paid in. The shares are divided into three series. The series A shares (the “Series A Stock”) may only be subscribed or acquired by Mexican nationals under certain mechanisms established in our bylaws. The series B and N shares (the “Series B Stock” and the “Series N Stock”, respectively) may be freely subscribed or acquired by anybody, including foreign investors.
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
Related Party Transactions
Mexican Government
As part of the three Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C-band and 206.77 MHz in Ku-band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved for the Mexican government will be defined according to applicable law and regulations. In addition, we are required to operate one L-band transponder owned by the Mexican government (through TELECOMM) on Solidaridad 2, until its end of life, or in the replacement satellite of the fleet of Satmex, after Satmex 7 is launched. Neither Satmex 6 nor Satmex 5 has any L-band transponders.
According to SCT instructions, Satmex 7 will not have any L-band transponders.
Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually consistent with changes in the Consumer Price Index. Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control. The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2009, 2008, and 2007, our rental expense under our Property Concession was $433,806, $504,229, and $443,906, respectively.
Service revenue from related parties and the Mexican government amounted to $5.0 million in 2009, $4.3 million in 2008, and $4.7 million in 2007.

Loral Usufructo
In connection with our restructuring agreement, we granted Loral Skynet Corporation a Mexican usufructo with respect to seven transponders. Loral Skynet is the beneficiary of one of our shareholders. Pursuant to Mexican law, the usufructo granted to Loral Skynet the right to use and enjoy three transponders until the end of life of the Satmex 5 and the right to use and enjoy four transponders until the end of life of Satmex 6, for a total of seven transponders. This right will not to be affected by, and will survive, any future transfer of Satmex 5 or Satmex 6.
On September 18, 2007, Satmex and Loral Skynet entered into an operational agreement to establish the procedures for the use of the usufructo transponders. Upon the merger of Telesat Canada and Loral, Telesat Canada became the beneficiary of the right to use and enjoy such transponders. On February 15, 2008, an amendment to the agreement was executed between Telesat Canada and the Company, by means of which two transponders of Satmex 6 that were subject to the usufructo were exchanged.
ITEM 8. Financial Information
Consolidated Financial Statements and Other Financial Information
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
On January 1, 2008, the IETU went into effect. Satmex, on one hand, and its subsidiaries Enlaces, SMVS-Administración, SMVS-Servicios Técnicos, and HPS Corporativo, on the other hand, have submitted an Amparo (a writ seeking judicial review of government action) against the IETU law to minimize the Company’s tax burdens. Satmex’s Amparo writ was sent before the Seventh District Administrative Court in Mexico City, where a Constitutional hearing took place on December 22, 2008. The Amparo writ jointly submitted by Enlaces, SMVS-Administración, SMVS-Servicios Técnicos and HPS Corporativo was sent before the Sixth District Administrative Court of Mexico City, where a Constitutional hearing took place on March 5, 2009. We are awaiting both courts’ decisions.
The Supreme Court of Justice, during sessions held on January 26 and 28, 2010, and February 2, 4, 8 and 9, 2010, heard the arguments claimed by various other companies (not including Satmex or its subsidiaries) against the constitutional principles allegedly violated by the IETU law. The Supreme Court of Justice decided the arguments presented were not sufficient to declare the IETU law violates the equity, proportionality and tribute standards established in article 31-IV of the Federal Constitution. This judgment is relevant because it may set a precedent with respect to some of the arguments claimed in the corresponding Amparo writs submitted by Satmex and its subsidiaries Enlaces, SMVS-Adminstración, SMVS-Servicios Técnicos, and HPS Corporativo accordingly.
There are still some arguments pending with respect to the Amparo submitted by Satmex and its subsidiaries; however, the possibility of obtaining a favorable resolution has decreased due to the Supreme Court of Justice’s recent decisions described above.
Dividend Policy
We will not pay cash dividends unless we are permitted to do so under the terms of the Indentures.

Significant Changes
In January 2010, Satmex 5 suffered a XIPS failure, shortening the remaining useful life of Satmex 5. This will require us to make significant amounts of capital expenditures in the next several years in order to replace the satellite on time. Failure to replace Satmex 5 on time would interrupt service offered to our customers on that satellite and materially impact our results of operation and financial condition. The interruption of service on Satmex 5 would result in the loss of existing customers, and impair our ability to obtain new customers. Accordingly, it is necessary that we replace Satmex 5 on time. In May 2010, we entered into a satellite construction contract with SS/Loral for the construction of Satmex 8, which will replace Satmex 5.
In February 2010, the Company and the Sellers entered into the Stock Purchase Agreement with EchoStar. This Stock Purchase Agreement was terminated by EchoStar on March 16, 2010. The Company continues to consider and pursue strategic alternatives. (See section on “2009-2010 Review of Strategic and Restructuring Alternatives”).
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

TAXATION
The following summary contains a description of the principal Mexican tax consequences of the purchase, ownership and disposition of the Notes. This summary is based on the tax laws in force as of the date hereof and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico.
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
This summary of certain Mexican tax considerations deals with holders of First and Second Priority Notes that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment in Mexico (each a “Foreign Holder”). For purposes of Mexican Taxation, tax residency is a highly technical definition which involves several factual situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or has its center of interests in Mexico. However, any determination of residence should be made considering the particular situation of each person or legal entity.
Taxation of Interest and Principal
Under the Mexican Income Tax Law, payments of interest made by the Company in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the Notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation which is in effect; (2) the Notes are registered before the National Registry of Securities (Registro National de Valores) (the “Registry”); and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%.
A higher income tax withholding rate (currently and during 2009 up to a maximum of 28%, 30% from 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, that receive more than 5% of the aggregate amount of such payments on the Notes are (1) our shareholders that own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.
Payments of interest made by the Company with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund is duly incorporated pursuant to the laws of its country of origin, is exempt from income tax in such country and is registered with the Ministry of Finance for that purpose and the relevant interest income is exempt from taxes in such country.
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
Taxation of Dispositions
The Mexican tax law provisions relating to capital gains realized on the disposition of the Notes by Foreign Holders establish that no Mexican tax will be imposed on transfers of Notes between Foreign Holders effected outside of Mexico.
Transfer and Other Taxes
There are no Mexican stamps, registration, or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Second Priority Notes. A Foreign Holder of Second Priority Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Second Priority Notes.
ITEM 11. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from changes in currency exchange rates and changes in interest rates. We from time to time assess our exposure and monitor opportunities to manage these risks.
Exchange Rate Risk
During 2009, 2008 and 2007, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.57%, 6.53%, and 3.75%, respectively. Our major expenditures, including capital expenses and satellite insurance are not affected by Mexican rates of inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, inflation rates would affect peso-denominated expenses such as payroll and rent. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. Approximately half of our costs and expenses are peso-denominated, an amount that represents 18% of our revenue.
Interest Rate Risk
Our First Priority Notes accrue interest based on a floating interest rate, which is currently determined as the greater of Eurodollar Rate or one and one-half percent (1.50%), plus ten and one-half percent (10.50%), on the amount of principal outstanding, $238.2 million. If the Eurodollar Rate were greater than 1.50%, an increase in Eurodollar Rate of 1% would increase our financial cost by $2.4 million, and an increase of 2% would increase our financial cost by $4.8 million.

PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
ITEM 14. Material Modifications to the Rights of Security Holders
Not applicable.
ITEM 15. Controls and Procedures
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based upon review, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). Based on our review under such criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.
This annual report does not include an attestation report of Satmex’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by Satmex’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Satmex to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting
The internal control over financial reporting has been modified to strengthen controls as discussed below.
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
Specifically, we did not have adequate controls and procedures with respect to accrual of expenses related to service fees and labor obligations in accordance with U.S. GAAP. As a result of this material weakness, errors existed in our interim financial statements. These errors were corrected prior to the finalization of those financial statements; however, if not rectified, this material weakness could, in the future, result in a material misstatement of the annual or interim financial statements that would not be prevented or detected.
Management has concluded that, as of December 31, 2008, the previously reported material weakness has been remediated, and during 2009, additional efforts have been taken in order to strengthen controls. The remediation actions taken during 2009 and 2008 include the following: (i) formalize the review and monitoring process related to expense accruals and labor obligations, and (ii) implement additional controls to ensure all significant reviews in these areas are performed timely and accurately.
ITEM 16A. Audit Committee Financial Expert
We have had an audit committee since August 4, 2004. On November 30, 2006, we merged the audit and the compensation committees and created the CUAC.
Since November 30, 2006, all the members of the CUAC are independent directors. Mr. Canal, chairman of the CUAC, qualifies as an audit committee financial expert, as defined by the Sarbanes-Oxley Act, as amended.
ITEM 16B. Code of Ethics
In 2009, we implemented a board-approved code of ethics that applies to all employees, directors, and officers of the Company. To strengthen the code of ethics, Satmex and Enlaces implemented a Whistle Blowing System through a third-party provider.
As of December 31, 2009, a total of six reports were received and investigated. None was classified as relevant.
An English translation of the code of conduct is posted on our website www.satmex.com and a copy will be provided upon request.

ITEM 16C. Principal Accountant Fees and Services
The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2008, 2007 and 2006, respectively, were as follows:

	2009	2008	2007
	(Amounts in thousands)
Audit fees (1)	$683	$581	$797
Tax fees (2)	120	148	85

Total fees	$803	$729	$882

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

(2)	Tax fees: Tax fees in the above table are fees billed by GYRU in connection with financial statements for tax purposes.
Our CUAC must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit. In 2009, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption. The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5% or less of the total revenues paid by the Company to the accountant during the fiscal year; (b) such services were not recognized at the time of engagement as non-audit services; and (c) such services were promptly brought to the attention of the CUAC and approved by the CUAC prior to completion of the audit.

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

2.4	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its First Priority Senior Secured Notes due 2011.††

Exhibit No.	Description

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

2.22
Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V. for the benefit of certain holders of Beneficial Interests in the Irrevocable Administrative Trust Agreement No. F/0 598, dated November 28, 2006.††

2.23
Supplemental Indenture, dated as of December 30, 2008, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.****

2.24
Supplemental Indenture, dated as of January 20, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee.****

2.25	Additional Guarantee Designation, dated December 30, 2008, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV Corporation, as New First Priority Guarantor.****

2.26	Additional Guarantee Designation, dated January 20, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV Corporation, as New Second Priority Guarantor.****

2.27	Joinder, dated January 20, 2009, by Alterna’TV Corporation.****

2.28	Pledge Agreement, dated as of December 30, 2008, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.****

2.29	Pledge Agreement, dated as of January 20, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as Trustee.****

Exhibit No.	Description

2.30
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.****

2.31
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee.*****

2.32	Additional Guarantee Designation, dated May 21, 2009, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV International Corporation, as New First Priority Guarantor.****

2.33	Additional Guarantee Designation, dated May 21, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV International Corporation, as New Second Priority Guarantor.****

2.34	Joinder, dated May 21, 2009, by Alterna’TV International Corporation.****

2.35	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.****

2.36	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as Trustee.****

4.1	Satellite Concession 116.8 degrees W. L.†

4.2	Satellite Concession 116.8 degrees W. L.(English Translation)†

4.3	Satellite Concession 113.0 degrees W. L.†

4.4	Satellite Concession 113.0 degrees W. L.(English Translation)†

4.5	Satellite Concession 109.2 degrees W. L.†

4.6	Satellite Concession 109.2 degrees W. L.(English Translation)†

4.7	Property Concession†

4.8	Property Concession (English Translation)†

4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R. L. de C.V.†

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

Exhibit No.	Description

4.12
Fourteenth Amendment, dated August 1, 2008, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.****

4.13
Fifteenth Amendment, dated February 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.****

4.14
Sixteenth Amendment, dated September 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.*†††

4.15
Seventeenth Amendment, dated October 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.*†††

4.16	Stock Purchase Agreement, dated February 26, 2010, between EchoStar Satellite Acquisition L.L.C and Satélites Mexicanos, S.A. de C.V.*†††

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer.*

12.2	Section 302 Certification of Luis Stein, Chief Financial Officer.*

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer.*

13.2	Section 906 Certification of Luis Stein, Chief Financial Officer.*

†	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

††	Incorporated by reference from the registrant’s Form 6-K for the month of December, 2006.

†††	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on the date of the filing of this Form 20-F.

††††	Incorporated by reference from the registration’s Amendment to Form T-3 filed on November 22, 2006 (File No. 022-28822).

****	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2008.

***	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2005.

**	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2006.

*	Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ LUIS FERNANDO STEIN VELASCO
Luis Fernando Stein Velasco
Chief Financial Officer
Date: June 28, 2010.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART III

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Satélites Mexicanos, S. A.
de C.V. and Subsidiaries
Mexico City, Mexico
We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively, “Satmex”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the table of contents. These financial statements and financial statement schedules are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Satmex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Satmex’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S. A. de C. V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu
C. P. C. Alejandro González Anaya
Mexico City, Mexico
March 19, 2010

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2009 and 2008
(In thousands of U. S. dollars)

	2009	2008
Assets

Current assets:
Cash and cash equivalents	$102,393	$58,207
Accounts receivable — net	9,543	17,281
Due from related parties	464	385
Inventories — net of allowance for obsolescence	410	187
Prepaid insurance	5,695	3,706
Deferred income taxes	—	61

Total current assets	118,505	79,827

Satellites and equipment	235,240	264,149
Concessions	39,597	41,007
Intangible assets	12,917	27,294
Guarantee deposits and other assets	646	715
Goodwill	32,502	32,502

Total	$439,407	$445,494

Liabilities and Shareholders’ Deficit

Current liabilities:
Accrued interest	$1,641	$1,560
Accounts payable and accrued expenses	16,816	15,844
Deferred revenue	2,344	2,344
Income tax payable	56	677
Deferred income taxes	146	—

Total current liabilities	21,003	20,425

Debt obligations	420,615	406,297
Deferred revenue	63,010	65,354
Labor obligations	735	461
Accrued expenses	788	263
Deferred income taxes	5,401	5,091

Total liabilities	511,552	497,891

Contingencies and commitments (Note 18)

Shareholders’ deficit:
Total Satélites Mexicanos, S. A. de C. V. shareholders’ deficit
Common stock	46,764	46,764
Accumulated deficit	(121,988)	(101,834)

Total Satélites Mexicanos, S. A. de C. V. shareholders’ deficit	(75,224)	(55,070)
Noncontrolling interest	3,079	2,673

Total shareholders’ deficit	(72,145)	(52,397)

Total	$439,407	$445,494

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2009, 2008 and 2007
(In thousands of U. S. dollars)

	2009	2008	2007

Revenues (see Note 15):
Satellite services	$102,061	$93,248	$80,250
Broadband satellite services	12,384	13,335	15,136
Programming distribution services	10,594	8,136	6,815

	125,039	114,719	102,201

Cost and expenses:
Satellite services (1)	12,884	14,183	21,421
Broadband satellite services (1)	2,249	2,186	3,824
Programming distribution services (1)	5,331	4,162	3,223
Reversal of provision for orbital incentive	—	(6,989)	—
Selling and administrative expenses (1)	20,217	25,647	26,509
Depreciation and amortization	47,657	59,807	53,106

	88,338	98,996	108,083

Other income	—	4,610	—

Operating income (loss)	36,701	20,333	(5,882)

Other (expenses) income:
Interest expense	(43,708)	(48,498)	(51,672)
Interest income	480	1,481	1,650
Net foreign exchange gain (loss)	12	(1,828)	145

Loss before income tax	(6,515)	(28,512)	(55,759)

Income tax	13,233	6,829	893

Net loss	(19,748)	(35,341)	(56,652)

Less: Net income attributable to noncontrolling interest	406	285	802

Net loss attributable to Satélites Mexicanos, S. A. de C. V.	$(20,154)	$(35,626)	$(57,454)

(1)	Exclusive of depreciation and amortization shown separately below.
See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Statements of Shareholders’ Deficit
For the years ended December 31, 2009, 2008 and 2007
(In thousands of U. S. dollars, except share data)

	Common stock				Total
	Shares		Accumulated	Noncontrolling	shareholders’
	issued	Amount	deficit	interest	equity (deficit)

Balance, January 1, 2007	46,874,999	$46,764	$(8,754)	$1,586	$39,596

Net loss	—	—	(57,454)	802	(56,652)

Balance, December 31, 2007	46,874,999	46,764	(66,208)	2,388	(17,056)

Net loss	—	—	(35,626)	285	(35,341)

Balance, December 31, 2008	46,874,999	46,764	(101,834)	2,673	(52,397)

Net loss	—	—	(20,154)	406	(19,748)

Balance, December 31, 2009	46,874,999	$46,764	$(121,988)	$3,079	$(72,145)

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
(In thousands of U. S. dollars)

	2009	2008	2007

Cash flows from operating activities:
Net loss	$(19,748)	$(35,341)	$(56,652)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Net periodic cost	274	8	124
Depreciation and amortization	47,657	59,807	53,106
Write-off of satellite construction costs	1,256	—	—
(Reversal of) allowance for doubtful accounts	(150)	136	398
Deferred income taxes	517	4,824	507
Deferred revenue	(2,344)	(2,344)	(2,344)
Interest accrued to principal on debt obligations (see Note 12b)	14,318	13,126	14,934

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	7,888	(9,236)	(1,687)
Due from related parties	(79)	194	(48)
Inventories	(223)	151	467
Prepaid insurance	(1,989)	348	215
Guarantee deposits and other assets	69	221	680
Increase (decrease) in:
Accounts payable and accrued expenses	(1,533)	(4,554)	8,131
Accrued interest	81	209	(2,758)

Net cash flows provided by operating activities	45,994	27,549	15,073

Cash flows from investing activities:
Acquisition of equipment	(1,808)	(3,053)	(2,034)
Satellite construction in progress	—	(3,465)	(391)

Net cash flows used in investing activities	(1,808)	(6,518)	(2,425)

Cash and cash equivalents:
Net increase for the year	44,186	21,031	12,648
Beginning of year	58,207	37,176	24,528

End of year	$102,393	$58,207	$37,176

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest paid	$28,912	$32,952	$36,900

Income taxes paid	$9,008	$9,017	$340

Non-cash investing activities:
Capital expenditures incurred not yet paid	$2,391	$—	$—

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of U.S. dollars)
1.	Nature of business
Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively, “Satmex” or the “Company”) is a provider of fixed satellite services in the Americas, providing satellite transmission capacity for fixed and mobile telephone networks, internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite transmission capacity for telecommunication transmission and broadcasting, which includes special events, sports, news and entertainment. Related to direct-to-home television service, the Company has created the Programming distribution services segment to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). The Company also provides broadband satellites services, through its main subsidiary, of transmission capacity for various applications, such as internet access via satellite, telecommunication transmission and broadcasting.
In order to provide satellite transmission capacity, Satmex owns and operates three satellites, Satmex 6, Satmex 5, and Solidaridad 2, which operate in geostationary orbits at 113.0° W.L., 116.8° W.L., and 114.9° W.L., respectively. In total, Satmex has 156 36-MHz transponder equivalents operating in the C and Ku bands, mainly covering substantially the USA, Mexico, the Caribbean, and the rest of Latin American countries, excluding certain western regions of Brazil.
Solidaridad 2 was placed in inclined orbit on March 1, 2008, whereby it only provides satellite services to the Mexican government. Thus, its ability to generate revenues as expected is limited.
2.	Organization
The consolidated financial statements include the financial statements of Satélites Mexicanos, S. A. de C. V. and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All significant intercompany transaction and balances have been eliminated in consolidation. The activities of the entities in the consolidated group are described below:

	Ownership
Company	percentage	Activity

Enlaces Integra, S. de R. L. de C. V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Its main activities are broadband satellite services (installation, operation, control and exploitation of public telecommunications networks in Mexico).

HPS Corporativo S. de R. L. de C. V. (“HPS”)	99.97%	Provides administrative services.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract with a third party the procurement of the Satmex 7 satellite.

Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. This entity is engaged in programming distribution services. As of December 31, 2009, Alterna’TV Int. has not operated.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”)	99.97%	Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

3.	Reorganization
a.	Background
In February and March 1998, Satmex issued Fixed Rate Notes (the “FRNs”), and variable rate High Yield Bonds (the “HYBs”), respectively. The FRNs issued were $325 million with interest accruing based on the London Interbank Offered Rate (“LIBOR”), plus 4.5%, with quarterly payments through March 2004 and a final payment in June 2004. The HYBs issued were $320 million accruing interest at a fixed rate of 10.125% and with maturity on November 1, 2004. The contractual payment of the FRNs due in June 2004 was not made. Interest payments on the HYBs were not paid beginning August 2003 and the contractual principal payment due in November 2004 was not paid.
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

In an effort to restructure the outstanding indebtedness of Satmex, on June 29, 2005, Satmex voluntarily filed a petition for concurso mercantil. This proceeding was sent to the Second District Court in Mexico (the “Court”), where it was admitted on June 30, 2005. A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles, or Law of Reorganization (the “LCM”).

On September 7, 2005, the Court declared Satmex to be in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of Satmex’s debt obligations as of the date of the order, other than those obligations necessary for Satmex to continue its ordinary operations, and suspended attachment or foreclosure procedures against Satmex’s assets. Accordingly, as of that date the HYBs no longer accrued interest and were valued and recorded at the Mexican peso equivalent translated to Investment Units (“UDI”) using the related exchange rate issued by the Banco de México and the fluctuation in the value of the UDI was considered interest. The unpaid FRNs were maintained in their original currency and only accrued ordinary interest in accordance with the contract.

In order to protect the assets of Satmex located outside of Mexican territory, on August 4, 2005, Satmex filed an appeal with the USA’s Bankruptcy Court for the Southern District Court of New York (the “Bankruptcy Court”), in accordance with Section 304 of the Bankruptcy Code in the United States. Satmex requested protection of any new lawsuit against its assets in the USA. As a result, the Bankruptcy Court ordered the suspension of any seizure or embargo against Satmex assets located in the USA, during the concurso mercantil process.

After the concurso mercantil declaration and as a result of the negotiations among the bondholders and Satmex, the main bondholders and the shareholders carried out a conciliation process. On March 31, 2006, the majority of the holders of the FRNs, approximately two-thirds of the holders of HYBs and Satmex’s main shareholders, Servicios Corporativos Satelitales, S. A. de C. V. (“Servicios”), Loral Skynet Corp. (“Loral”) and Principia, S. A. de C. V. (“Principia”), executed the “Restructuring Plan”, whose principal terms included the following matters: i) capitalizing a significant portion of the HYBs including related accrued interest; ii) emission of new bonds for $140 million to replace the HYBs not capitalized; iii) emission of new bonds to replace the FRNs (principal and interest); iv) amending Satmex’s corporate bylaws; v) making changes in Satmex’s shareholder control; vi) making changes in Satmex’s shareholder voting and financial rights; and vii) making changes to Satmex’s management.

On May 4, 2006, the terms of the restructuring plan were adopted in the Convenio Concursal, which was submitted to the holders acknowledged by Satmex, which agreement was proposed to be signed as established by the LCM. On June 1, 2006, once it was signed by the required number of holders, the agreement was considered effective in accordance with the terms of the LCM. The Conciliador appointed by the Court submitted the Convenio Concursal for the approval of the Court.

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
First Priority Senior Secured Notes

In exchange for cancellation of the old debt, at the Effective Date the FRN holders received new bonds issued by Satmex, named First Priority Senior Secured Notes (“FPSSN”), due in November 30, 2011, with a principal amount of $238.2 million (see Note 12a).

Second Priority Senior Secured Notes

In exchange for cancellation of the old debt of $413.8 million, at the Effective Date the HYB holders received: i) new bond s issued by Satmex, named Second Priority Senior Secured Notes (“SPSSN”), due on November 30, 2013, with a principal amount of $140.0 million (see Note 12b) and ii) Satmex common stock, exchanged through the capitalization process, in the amount of $273.8 million.

4.	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
a.
Fresh-start reporting — As a result of the aforementioned reorganization process, Satmex adopted fresh-start reporting as of November 30, 2006. Reorganization adjustments were made on that date in the consolidated financial information to reflect the effects of the aforementioned agreements in accordance with the Confirmation Order and adoption of fresh-start reporting. These adjustments reflected the relative fair values the Company’s assets and liabilities on the Effective Date. As a result of Satmex’s emergence from Chapter 11 of the U.S. Federal Bankruptcy Law on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserves its rights and responds to its obligations individually in accordance with Mexican laws.

b.
Going concern — The Company’s ability to continue as a going concern, to improve performance and obtain profitability is dependent on its ability to maintain operating discipline, improve cost structure, encourage organic growth within operating groups, capitalize on licensing and sublicensing opportunities, refinance the existing debt, and construct Satmex 7 and Satmex 8, high-power replacements for Solidaridad 2 and Satmex 5, respectively.

As of December 31, 2009 and 2008, the Company’s statutory financial statements show an accumulated deficit exceeding two-thirds of its paid-in capital. Under Mexican law, this condition permits the Company’s shareholders, creditors or other interested parties to force the Company into dissolution. The Company is likely to require additional financing to service or refinance its indebtedness, fund its operations and/or invest in the growth of the business. Further, as detailed in Note 12, FPSSN are due in November 2011 and current levels of cash and cash equivalents and operating cash flows might not be sufficient to repay such obligations. Existing indentures restrict the ability to incur additional debt unless authorization from bondholders is obtained. The Company is highly leveraged and it may not be able to access financing, if at all, on terms acceptable and permitted by the existing indentures. In addition, the restrictions contained in these agreements governing the indebtedness may impair Satmex’s ability to finance future operation capital needs, or engage in other activities.

However, the Company’s management believes that these situations will not affect the operations in the short term due to the following:
•	Opportunities for the sale and internal restructuring of the Company are being considered, for which independent experts advisors have been hired.

•	Different financing alternatives are being pursued with both national and foreign institutions.

•	Management is holding conversations with Bondholders to obtain authorization for the use of cash, to start construction of the replacement of Satmex 5.

•
Management has obtained approval from the Board of Directors to proceed with the design and construction of the replacement for Satmex 5; the Company considers that it will execute an agreement with the contractor for the satellite within the next six months.

Therefore, the accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c.
Foreign currency transactions — For statutory purposes, accounting records are maintained in Mexican pesos, in the Spanish language and under Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of December 31, 2009 and 2008, were Ps.13.06 and Ps. 13.54, respectively), with the resulting effect included in the results of operations.

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

b.
Concentrations of credit risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The main customers of the Company are as follows: for Satellite services — broadcasting Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C.V.; for Satellite services — telecommunications Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A. (“Telmex”); and for Satellite services — data transmission and Internet Hughes Network Systems, Inc. For Programming distribution services the Company’s main customers are Direct TV and Comcast LLC and the main customers of Enlaces (Broadband satellite services) are Globalstar de México, S. de R. L. de C. V. and Wal-Mart de México, S. A. de C. V.

For the years ended December 31, 2009, 2008 and 2007, the Satellite service revenues, Programming distribution services and Broadband satellite services were obtained from:

	2009	2008	2007
	%	%	%

Hughes Networks Systems, Inc.	20	23	26
Telmex	15	14	9
Other foreign customers	36	31	28
Other domestic customers	29	32	37
c.	Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

d.
Satellites and equipment — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets and/or quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex could expect to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment as of December 31, 2009 and 2008:

Average Years
Satellites in-orbit — original estimated useful life as determined by engineering analysis:

Satmex 6	15
Satmex 5	15
Solidaridad 2	14.5

Equipment:

Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6, Satmex 5, and Solidaridad 2, commenced their operation in July 2006, January 1999 and November 1994 (fully-depreciated), respectively.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance and construction period interest.

The Company insures its satellites to cover any possible loss, except for that mentioned in Note 18. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period.

e.
Concessions — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life at such date was 31 years. The concession to operate a telecommunications public network is amortized over 23 years, which was the remaining useful life at the date of grant to Satmex, originally granted for 30 years.

f.
Valuation of satellites and long-lived assets — The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite.

•	Changes in estimates of our ability to operate the satellite at expected levels.

•	Changes in the manner in which the satellite is to be used.

•	The loss of one or several significant customer contracts on the satellite.
g.
Goodwill — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) on November 30, 2006, in accordance with fresh-start accounting requirements. Goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill was allocated to the reporting unit level (operating segment or one level below an operating segment). The Company compares the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The Company completed its annual goodwill impairment test in the fourth quarter of 2009 and determined that Goodwill was not impaired.

h.
Intangible assets — Intangible assets consist primarily of contract backlog, customer relationships, internally developed software and technology and landing rights, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the maturity of the related agreements maturity. Intangible assets are also reviewed for impairment using the same methodology as discussed in insert f. above.

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

Costs associated with these benefits are provided for based on actuarial computations using the project unit credit method.

j.	Provisions — Provisions are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

k.
Income taxes — Income taxes, calculated as the higher of the regular Mexican income tax (“ISR”) or the Business Flat Tax (“IETU”), are recorded in the results of the year in which they are incurred. The Company, based on its financial projections, determines whether it expects to incur ISR or IETU in the future and accordingly recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective ISR or IETU bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized.

Tax on assets (“IMPAC”) paid through 2007 that is expected to be recovered is recorded as an advanced payment of ISR and is presented in the consolidated balance sheets within the deferred income taxes.

l.
Statutory employee profit sharing — Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

m.
Revenue recognition — Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

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

The public and private network signal and value-added services (“Broadband satellite services”) are recognized when rendered.

The sale of antennas and installation services represent separate deliverables. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas; the installation and testing of the antennas takes a few hours and occurs in the same day as delivery of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, the Company recognizes revenue at the date of customer’s formal acceptance of the equipment, which generally occurs on the same day as delivery and installation is completed.

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

n.
Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and corresponding increase in amortization expense. As a result of the application of fresh-start reporting, deferred revenue was adjusted to fair value. Annual amortization is $2.3 million.

o.
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

p.
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

q.
Reclassifications — Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2008 and 2007 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2009. Such reclassifications consist of (i) separate disclosure of changes in the allowance for doubtful accounts within the reconciliation of net income in the statements of cash flows, rather than within the change in the accounts receivable balance and (ii) presentation of noncontrolling interest within equity in the balance sheets, and within consolidated net loss in the statements of operations and statements of cash flows.

r.
Recently adopted accounting pronouncements — In October 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. FASB ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial standards in conformity with US GAAP. Upon the adoption of ASC 105-10, all then-existing non-SEC accounting and reporting standards were superseded, with the exception of certain items listed in ASC 105-10. The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative US GAAP. Accordingly, the adoption of ASC 105-10 had no effect on the Company’s consolidated financial statements.

In July 2009, the Company adopted ASC 820-10 (FASB Staff Position FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), which provided further guidance on how to determine the fair value of assets and liabilities when there is no active market or where the price inputs being used to determine fair value represent distressed sales. ASC 820-10 was considered in the valuation of the Company’s debt for purposes of disclosures of the fair value of financial assets and liabilities not recognized in the financial statements at their fair value, but did not have a material impact on the accompanying consolidated financial statements.

In September 2009, the Company adopted FASB ASC 820-10 (FASB Accounting Standards Update (ASU) 2009-5, Measuring Liabilities at Fair Value), which provides guidance on measuring the fair value of liabilities for which a quoted price in an active market for the identical liability is not available. The adoption of this standard did not have a material impact on the consolidated financial statements.

In January 2009, the Company adopted ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The presentation and disclosure requirements of this new guidance were adopted in 2009 and applied retrospectively, while the accounting provisions were applied prospectively as of January 1, 2009, and did not have a material effect on the accompanying consolidated financial statements.

In January 2009, the Company adopted ASC 350-30 (FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350-10 (SFAS No. 142, Goodwill and Other Intangible Assets). The objective of ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under ASC 805-10 (SFAS No. 141(R), Business Combinations). The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements and related disclosures.

In July 2009, the Company adopted ASC 855-10 (SFAS 165, Subsequent Events). ASC 855-10 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09, which exempts filers with the Securities and Exchange Commission from disclosing the date through which subsequent events have been evaluated.

s.
Recently issued accounting pronouncements — In October 2009, the FASB issued ASU 2009-13, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The ASU also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the effects of adopting this guidance.

On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation - Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted.

6.	Cash and cash equivalents
As of December 31, cash and cash equivalents consist of:

	2009	2008

Cash	$44,442	$44,360
Cash equivalents (1)	57,951	13,847

	$102,393	$58,207

(1)	The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.
7.	Accounts receivable
As of December 31, accounts receivable consist of:

	2009	2008

Customers	$8,078	$10,220
Allowance for doubtful accounts	(360)	(510)

	7,718	9,710

Recoverable IETU	125	5,600
Value-added tax and tax withholdings	1,058	1,595
Other	642	376

	$9,543	$17,281

8.	Satellites and equipment
As of December 31, satellites and equipment consist of:

	2009	2008

Satellites in-orbit	$314,136	$314,136
Equipment for satellites	11,986	11,440
Furniture and fixtures	5,836	4,807
Leasehold improvements	1,527	1,256

	333,485	331,639
Accumulated depreciation and amortization	(104,119)	(72,524)

	229,366	259,115
Advance payment for construction of Satmex 7	2,600	3,856
Other construction in-progress	3,274	1,178

	$235,240	$264,149

The Satmex 6 satellite was launched on May 27, 2006 and commenced operations in July 2006.

The Satmex 5 satellite was launched on December 5, 1998 and commenced operations in January 1999.

Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.

For the years ended December 31, 2009, 2008 and 2007, depreciation and amortization expense related to satellites and equipment was $31.8 million, $32.8 million, and $37.3 million, respectively.

9.	Concessions
As of December 31, concessions consist of:

	2009	2008

Orbital concessions	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(4,351)	(2,941)

	$39,597	$41,007

For the years ended December 31, 2009, 2008 and 2007, amortization expense related to concessions was $1.4 million, for each of the three years.
a.	Orbital Concessions and Facilities

In October 1997, the Mexican federal government granted to Satmex the rights to three concessions (the “Concessions”) for an initial 20-year term to operate in the orbital slots 113.0° W.L., 116.8° W.L., and 114.9° W.L. In November 2006, Satmex received information from the SCT that the extension of the orbital concession for an additional 20-year term will be granted at the end of the first 20-year period without the payment of any additional consideration to the Mexican federal government.

In order to extend the orbital concession term, Satmex must comply with the obligations established by the concession documents, and solicit extension of the concession before the beginning of the fifth term of the concession (i.e. before the last four years of the original concession term), and must obtain approval from the SCT of the technical and operating characteristics of any new satellites, as well as guarantee the occupation and use of the orbital slot during the concession’s original and extended terms.

The concessionaire in accordance with the Ley Federal de Telecomunicaciones (“Federal Law of Telecommunications” or “LFT”) is required to maintain the satellite control centers within Mexican territory.

The satellites are controlled and operated through two control centers, one of them is located in the east side of Mexico City, and the other one is located in Hermosillo, Sonora. The land and related facilities of the first control center and the land of the second control center are the property of the Mexican federal government.

Use of the land and facilities where the control centers are located that are property of the Mexican federal government was granted to the Company through a concession for a 40-year term, for which the Company pays a fee, which is adjusted every five years by the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 18h).

b.	Concessions for the Use and Exploitation of a Telecommunications Public Network

On January 20, 2000, the Mexican federal government granted to Enlaces a “Concession to Operate, Install, Exploit and Use a Public Telecommunications Network within Mexican Territory” at no charge, in order to provide services for private and public networks, and to provide value-added services. The concession term is for 30 years, with the possibility for an extension under certain conditions.

On November 9, 2000, Enlaces obtained from the SCT a registration of value-added services certificate, which allows it to offer internet access services, electronic data transfer and multimedia services (content delivery to kiosks and private television channels).

The terms of both concessions are subject to certain legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer the concessions to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of their rights. As of December 31, 2009, the Company has fully complied with the obligations established in the concession titles.

10.	Intangible assets
Intangible assets recognized in connection with the adoption of fresh-start reporting are as follows:

	Weighted
	average
	remaining	2009		2008
	amortization		Accumulated		Accumulated
	period (years)	Gross amount	amortization	Gross amount	amortization

Contract backlog (1)	6	$67,990	$56,268	$67,990	$42,333
Customer relationships (1)	4	2,128	1,003	2,128	634
Internally developed software and technology (2)	2	270	209	270	140
Landing rights (1)	1	60	51	60	47

		$70,448	$57,531	$70,448	$43,154

The valuation methods used were the income approach (1) and cost approach (2).

For the years ended December 31, 2009, 2008 and 2007, amortization expense for these intangible assets was $14.4 million, $25.6 million, and $14.4 million, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2010	$5,882
2011	3,034
2012	2,006
Thereafter	1,995

$12,917

11.	Accounts payable and accrued expenses
As of December 31, accounts payable and accrued expenses consist of:

	2009	2008

Guarantee deposits and customer advances	$5,349	$4,044
Professional fees	1,440	3,438
Performance and sale bonuses	1,600	2,389
Taxes payable	2,520	2,003
Programming provisions	2,534	1,881
Suppliers	2,371	1,704
Sundry creditors	1,002	385

	$16,816	$15,844

12.	Debt obligations
The First Priority Senior Security Notes (“FPSSN”) and Second Priority Senior Security Notes (“SPSSN”) present the following amounts, rates and periods, as of December 31:

	2009	2008
FPSSN at variable rate (LIBOR + 8.75%) approximately 9.03% and 12.51%, for 2009 and 2008, due in 2011(a)	$238,237	$238,237

SPSSN at annual fixed rate of 10.125%, due in 2013 (b) (as of December 31, 2009 and 2008, the aggregate interest accrued to the principal of the debt obligation is $42,378 and $28,060, respectively)	182,378	168,060

	$420,615	$406,297

ASC 820, Fair Value Measurements and Disclosures (SFAS No. 107), requires disclosures of the fair value of debt unless such estimates are impracticable.

As of December 31, 2009, the par value of Satmex bonds is $100 dollars per title. During the second quarter of 2009, a total volume of 55,186 FPSSN titles were traded with an average price of $87 dollars per title and a total volume of 42,088 SPSSN titles were traded with an average price of $47 dollars per title, for the same period.

However, the traded volume accounts for 2.3% of the total debt and therefore it is not considered by Company management to represent an active market with respect to the fair value of these bonds.

Managements believes that alternative methods of estimating the fair value of its debt are not practicable because there are no bonds that are comparable to those issued by Satmex and valuation techniques cannot take into account the economic, political, business and other risk associated with Satmex.

a.	The main characteristics for the FPSSN are as follows:
•	Maturity is on November 30, 2011.

•	Quarterly interest at annual LIBOR rate plus 8.75%.

•
Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third years, respectively. From the fourth year on, all payments will be at the stated interest rate.

•
Contain covenants that require the redemption of notes to the extent that the Company’s excess cash flow in any quarter exceeds $5.0 million based on the formula established in the contract and impose limits on our spending for capital expenditures.

•	In the event of any change in the control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest.

•
In the event of debt payment noncompliance, the penalty interest rate applicable to the unpaid principal balance until such situation is remedied will be 2% higher than the regular interest rate applicable at that time.

•
Principal and interest are guaranteed by a first priority lien on substantially all of the assets of Satmex per article 92 and subsequent articles of the Ley de Vías Generales de Comunicación (“Law of General Communications Media”), and by a combination of guarantees over the shares held by Satmex in Enlaces, Services Companies, Alterna’TV Corp. and Alterna’TV Int.

b.	The main characteristics for the SPSSN are as follows:
•	Maturity is on November 30, 2013.

•	Quarterly interest at the annual rate of 10.125%.

•
In the first year, the interest at the annual 10.125% rate will not be paid but added to the principal amount of the SPSSN; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will continue to be added to the principal amount of the SPSSN; and beginning in the sixth year, total interest will be paid in cash until the SPSSN have been paid in full.

•
Contain covenants that require the redemption of notes once the FPSSN have been fully paid, to the extent that the Company’s excess cash flow in any quarter exceeds $5.0 million based on the formula established in the contract and impose limits on our spending for capital expenditures.

•
In the event of a change in control of Satmex resulting from a buyer which is not included in the list of approved buyers in the Restructuring Agreement, unless such buyer is approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the unpaid balance of principal and accrued interest of the bonds, which may take place at the same time as the change of control.

•
Principal and interest are guaranteed by a second priority lien on substantially all the assets of Satmex per article 92 and subsequent articles of the Law of General Communications Media. Additionally, Satmex executed certain guarantees over the shares it holds in Enlaces and the New Service Companies. Such guarantees are subject to the bankruptcy protection condition of the FPSSN.

The contracts related to the debt obligations issued by Satmex establish other affirmative and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through the fiduciary agents U.S. Bank National Association and Wells Fargo Bank, N. A. (First Priority Indenture Successor Trustee and Second Priority Indenture Trustee, respectively).

As of December 31, 2009, the Company has complied with all aspects of contractual agreements and is timely complying with interest payments.
13.	Labor obligations
Net periodic cost associated with labor obligations was $274 in 2009, $8 in 2008 and $124 in 2007. Other disclosures required by US GAAP are considered immaterial.
14.	Shareholders’ equity
a.
The shareholding structure of Satmex consists of ordinary, nominative Class I and a Class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series: Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws; Series B and Series N, which may be freely subscribed or acquired by anybody, including foreign investors.

As of December 31, 2009 and 2008, the authorized, issued and outstanding common stock is as follows:

Common Stock — Shares
	Fixed Capital		Variable Capital
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The LFT provides that foreign investors are not permitted to hold more than 49% of the Satmex’s common stock. However, in accordance with the Foreign Investments Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.

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

Based on the above events, Satmex obtained authorization from the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase described in c. below. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.

b.
Through the unanimous resolutions approved during the shareholders’ meeting on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed stock as required by Mexican General Corporate Law.

c.
Similarly, through the unanimous resolutions approved during the shareholders’ meeting on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the HYBs exceeding the principal of the SPSSN ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value.

As of December 31, 2009 and 2008, the common stock of the Company amounted to $46.8 million.

d.
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

g.	As of December 31, 2009, the balance of the tax contributed capital account is $1,716,132, which is higher than shareholders’ deficit according to the consolidated balance sheets.
15.	Related party transactions and balances
a.	Related party transactions performed in the normal course of operations were as follows:

	2009	2008	2007
Revenues from:
Satellite services —
Mexican federal government	$2,633	$1,966	$2,403
Satellite capacity to Mexican federal government (see Notes 5n and 18g)	2,344	2,344	2,344
Loral	1,089	2,018	1,882

Expenses from:
Rent of control centers —
Mexican federal government	434	504	444

Capital expenditures from:
Construction Satmex 7- Loral	—	2,600	—

b.	Related party receivable balances are as follows:

	2009	2008
Amounts receivable:
Loral	$33	$68
Mexican federal government	431	317

	$464	$385

16.	Other income
In June 2004, Satmex filed Proof of Claim against a former customer, arising out of the former customer’s rejection of a contract. In 2008, Satmex recovered approximately $4.6 million of the claim.
17.	Income taxes
a.	Income tax expense (benefit) was comprised as follows:

	2009	2008	2007
ISR:
Current	$275	$959	$386
Deferred	37	98	818
IETU:
Current	12,441	1,046	—
Deferred	480	4,726	(311)

	$13,233	$6,829	$893

b.	The significant components of the net deferred asset (liability) are:

	2009	2008
Current assets:
Deferred revenue	$1,880	$1,759
Other — net	418	2,051
Valuation allowance	(885)	(2,777)

Total current asset	1,413	1,033

Current liabilities:
Prepaid insurance	(1,559)	(972)

Net current deferred tax (liability) asset	$(146)	$61

Noncurrent assets:
Tax loss carryforwards	$161,731	$154,905
Concessions — net	33,311	34,801
Deferred revenue	12,124	12,323
Other — net	26	—
Valuation allowance	(163,587)	(159,232)

Total noncurrent asset	43,605	42,797

Noncurrent liabilities:
Satellites and equipment — net	(45,582)	(41,676)
Intangibles — net	(3,424)	(6,212)

Total noncurrent liabilities	(49,006)	(47,888)

Net noncurrent deferred tax liability	$(5,401)	$(5,091)

c.	A reconciliation of the statutory income tax rate is as follows:

	2009	2008	2007
	%	%	%

Statutory income tax rate	28	28	28
Tax inflation effects	45	79	5
Nondeductible expenses	(10)	(5)	(1)
Effect of IETU tax	(191)	(20)	1
Change in valuation allowance	(75)	(106)	(35)

Effective income tax rate	(203)	(24)	(2)

d.	Enacted tax law changes in 2009 — On December 7, 2009, Mexico enacted new tax laws that become effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:
•	Provide for a temporary increase in the ISR rate.

•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.

Statutory income tax rates — Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

For 2009, 2008 and 2007, the ISR rate was 28%. As a result of the 2010 Tax Reform, the ISR rate will be 30% from 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

The IETU rates were 16.5% in 2008 and 17% in 2009, and will be 17.5% in 2010 and thereafter.

Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

e.	As of December 31, 2009, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount

2010	$104,737
2012	62,633
2013	73,513
2014	27,086
2016	202,190
2017	21,885
2018	70,526

$562,570

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law.

Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $164 million and $162 million as of December 31, 2009 and 2008 respectively, against the deferred tax assets.

18.	Contingencies and commitments
Satellite and insurance matters
a.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s useful life ended in 2009. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.
In December 2009, Satmex renewed the in-orbit insurance policy for the Satmex 6, which expires on December 4, 2010, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

c.
In December 2009, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires on December 4, 2010, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. It also has another exclusion related to the anomaly from the channel 1C (see Note 20).

The insurance policy terms and conditions are according to current industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position.

Legal matters

d.
Management is not aware of any pending litigation against Satmex or its assets are subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.

e.
On January 1, 2008, the IETU Law went into effect. Satmex, on the one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted amparos writ against the IETU Law to minimize the Company’s tax burden. On February 9, 2010, the Supreme Court of Justice notified that such amparos were denied considering that IETU Law is constitutional.

Commitments

f.
Satmex entered into a new contract with Satmex and Space Systems/Loral, Inc. (“SSL”) and granted to SSL a usufructo legal structure that grants it the right to use and benefit from certain transponders until the end of the life of the Satmex 6 and Satmex 5 satellites. SSL was not required to post a bond related to the usufructo arrangement.

In the event that Satmex or a new stockholder decides not to continue with the usufructo arrangement, SSL has the right to receive the higher of a percentage of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo arrangement.

g.
The orbital concessions granted by the Mexican federal government establish that Satmex should assign, during the extension of the orbital concessions, satellite capacity to the Mexican federal government in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

h.
Satmex pays rights of use for the facilities where control centers are located which are the property of the Mexican federal government. Accordingly, it is required to pay during the term of the concession, an equivalent of 7.5% of the value of the facilities determined by experts assigned by the Mexican federal government and updated periodically. In 2009, 2008 and 2007, the fees paid for the use of these control centers were $434, $504 and $444, respectively.

i.
On June 20, 2008, SSL entered into an Authorization to Proceed (“ATP”), by means of which Satmex wished to procure and SSL wished to provide, the SATMEX 7 satellite. The termination date of the ATP shall be upon the earliest to occur of: (i) execution and delivery by the parties of the contract; (ii) December 20, 2009.

On October 2, 2009: (i) Satmex assigned the ATP to Alterna’TV Corp.; (ii) Alterna’TV Corp. accepted the assignment of the ATP; (iii) SSL authorized and approved the assignment of the ATP from Satmex to Alterna’TV Corp.; and (iv) Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under the ATP and unconditionally guaranteed to SSL the due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SSL under the ATP.

On December 18, 2009, Alterna’TV Corp. and SSL, entered into the First Amendment to the ATP, by means of which, the term of the ATP was extended to December 31, 2010.

j.
Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months beginning October 2008 and ending in December 2013. Rental expense was $541 in 2009, $394 in 2008, and $307 in 2007. The minimum future payments are as follows:

Years	Amount

2010	$493
2011	493
2012	493
2013	491

$1,970

k.
Future minimum revenues due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of December 31, 2009, are as follows:

Years	Amount

2010	$87,936
2011	64,682
2012	42,630
2013	25,526
2014	3,980

$224,754

Other Matters
l.
Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

m.
The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its Property Concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a detail of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations. No official response regarding the authorization to use the control centers for other than satellite operations has been received as of the date of these consolidated financial statements.

19.	Business segments information
The Company identifies its reportable segments as the following three concepts, based on the information used by its chief operating decision maker with respect to resource allocation and performance of the Company: Satellite services, Broadband satellite services and Programming distribution services. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. The Company’s remaining assets substantially all are located in Mexico.
a.	The following table presents the operating income (loss) items and assets information by reportable segment:

	As of and for the year ended December 31, 2009
		Broadband	Programming
	Satellite	satellite	distribution	Intercompany
	services	services	services	eliminations	Total

Revenues	$107,183	$12,396	$10,594	$13,172	$143,345
Eliminations	(5,122)	(12)	—	(13,172)	(18,306)

Operating revenues	102,061	12,384	10,594	—	125,039

Cost and expenses	41,647	9,898	7,442	—	58,987
Eliminations	(12,534)	(5,220)	(552)	—	(18,306)

	29,113	4,678	6,890	—	40,681

Depreciation and amortization	46,800	853	4	—	47,657

Operating cost and expenses	75,913	5,531	6,894	—	88,338

Operating income	26,148	6,853	3,700	—	36,701

Interest expense					(43,708)
Interest income					480
Net foreign exchange gain					12

Loss before income tax					(6,515)

Income tax					13,233

Net loss					(19,748)

Less: Net income attributable to noncontrolling interest					406

Net loss attributable to Satélites Mexicanos, S.A. de C.V.					$(20,154)

Capital expenditures	$3,522	$677	$—	$—	$4,199

Total assets	$418,644	$16,493	$3,340	$930	$439,407

	As of and for the year ended December 31, 2008
		Broadband	Programming
	Satellite	satellite	distribution	Intercompany
	services	services	services	eliminations	Total

Revenues	$98,074	$13,470	$8,136	$15,420	$135,100
Eliminations	(4,826)	(135)	—	(15,420)	(20,381)

Operating revenues	93,248	13,335	8,136	—	114,719

Cost and expenses	49,587	10,277	6,810	—	66,674
Eliminations	(14,893)	(4,826)	(777)	—	(20,496)

	34,694	5,451	6,033	—	46,178

Reversal of provision for orbital incentive	(6,989)	—	—	—	(6,989)

Depreciation and amortization	59,083	722	2	—	59,807

Operating cost and expenses	86,788	6,173	6,035	—	98,996

Other income	4,610	—	—	—	4,610

Operating income	11,070	7,162	2,101	—	20,333

Interest expense					(48,498)
Interest income					1,481
Net foreign exchange loss					(1,828)

Loss before income tax					(28,512)

Income tax					6,829

Net loss					(35,341)

Less: Net income attributable to noncontrolling interest					285

Net loss attributable to Satélites Mexicanos, S.A. de C.V.					$(35,626)

Capital expenditures	$6,192	$326	$—	$—	$6,518

Total assets	$426,114	$16,064	$2,157	$1,159	$445,494

	As of and for the year ended December 31, 2007
		Broadband	Programming
	Satellite	satellite	distribution	Intercompany
	services	services	services	eliminations	Total

Revenues	$83,503	$15,318	$6,815	$17,675	$123,311
Eliminations	(3,253)	(182)	—	(17,675)	(21,110)

Operating revenues	80,250	15,136	6,815	—	102,201

Cost and expenses	60,228	11,111	4,603	—	75,942
Eliminations	(17,481)	(3,253)	(231)	—	(20,965)

	42,747	7,858	4,372	—	54,977

Depreciation and amortization	52,461	642	3	—	53,106

Operating cost and expenses	95,208	8,500	4,375	—	108,083

Operating (loss) income	(14,958)	6,636	2,440	—	(5,882)

Interest expense					(51,672)
Interest income					1,650
Net foreign exchange gain					145

Loss before income tax					(55,759)

Income tax					893

Net loss					(56,652)

Less: Net income attributable to noncontrolling interest					802

Net loss attributable to Satélites Mexicanos, S.A. de C.V.					$(57,454)

Capital expenditures	$1,736	$689	$—	$—	$2,425

Total assets	$452,774	$15,119	$1,857	$432	$470,182

b.	The following table presents revenues by region based on the locations of customers to which services are billed for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

United States of America	$50,742	$50,285	$47,558
Mexico	43,702	42,032	42,333
Central and South America	30,595	22,402	12,310

	$125,039	$114,719	$102,201

20.	Subsequent event
On January 27, 2010, satellite Satmex 5 experienced the total failure of the XIPS. Currently, Satmex 5 is operating using the chemical propellant subsystem. The estimated remaining propellant useful life is 2.7 years as of January 27, 2010. Such failure does not have an impact in the service capacity of Satmex 5, therefore, no impairment loss was identified by management following the policy described in Note 5f to the consolidated financial statements.
* * * * * *

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Schedules of Valuation and Qualifying Accounts

		Additional
	Balance at	charged			Balance at
	beginning of	(credited) to			ending of
	period	expenses	Deductions		period
	(In thousands of U.S. dollars)
Allowance for doubtful accounts

Year ended December 31, 2009	$510	$(150)	$—		$360
Year ended December 31, 2008	399	136	25	(1)	510
Year ended December 31, 2007	1	398	—		399

Valuation allowance on deferred income taxes

Year ended December 31, 2009	$162,009	$2,463	$—		$164,472
Year ended December 31, 2008	207,974	(45,965)	—		162,009
Year ended December 31, 2007	188,092	19,882	—		207,974

(1)	Write-offs of uncollectible accounts.
* * * * * *