Form 20-F
period 2010-12-31
SATELITES MEXICANOS SA DE CV
filed 2011-06-20
CIK 1063131

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
The number of outstanding shares of capital stock as of December 31, 2010 was:
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☑
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
Yes ☑ No ☐

EXPLANATORY NOTE
To address future liquidity needs and enhance our long-term growth and competitive position, we entered into a series of agreements (the “Transactions”) pursuant to which the following actions have been taken:
•
the voluntary filing on April 6, 2011 by Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”), and our subsidiaries, Alterna’TV Corporation and Alterna’TV International Corporation, for protection under Chapter 11 of the Bankruptcy Code and the confirmation (on May 11, 2011) and consummation (on May 26, 2011) of a prepackaged plan of reorganization filed in the United States Bankruptcy Court for the District of Delaware (the “Plan of Reorganization”) to provide the resources to repay the notes (the “First Priority Old Notes”) issued under the Indenture, dated as of November 30, 2006, between Satmex, each of the First Priority Guarantors named therein, as First Priority Guarantors, and U.S. Bank National Association, a national banking association, as First Priority Indenture (successor) Trustee (the “Old First Priority Indenture”) and finance the completion and launch of our Satmex 8 satellite through the offering of the New Notes and the Rights Offering described below;

•
the conversion of the notes (the “Second Priority Old Notes” and, together with the First Priority Old Notes, the “Old Notes”) issued under the Indenture, dated as of November 30, 2006, between Satmex, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank, National Association, a national banking association as Trustee (the “Old Second Priority Indenture” and, together with the Old First Priority Indenture, the “Indentures”) into direct or indirect equity interests in reorganized Satmex;

•	the offering to holders of the Second Priority Old Notes of rights to purchase direct or indirect equity interests in reorganized Satmex (the “Rights Offering”);
•
the offering and sale of $325 million in principal amount of 9.5% Senior Secured Notes due 2017 (the “New Notes”) issued pursuant to an Indenture with Wilmington Trust FSB, as trustee (the “New Indenture”) dated as of May 5, 2011;

•	the payment of distributions and reserves for distributions under the Plan of Reorganization; and
•	the payment of fees and expenses related to the foregoing.
The Old Notes were repaid and cancelled, as the case may be, on May 27, 2011.
EXCEPT WHERE OTHERWISE NOTED, THE PRESENTATION IN THIS ANNUAL REPORT ON FORM 20-F DOES NOT GIVE EFFECT TO THE TRANSACTIONS, INCLUDING THE ISSUANCE OF THE NEW NOTES OR THE REPAYMENT OF THE OLD NOTES.
The Old First Priority Indenture and the Old Second Priority Indenture required us, in Section 4.11 and Section 4.8, respectively, to furnish, after the end of each fiscal year, certain financial information and file with the SEC an annual report on Form 20-F. This Form 20-F is filed pursuant to those requirements. As noted above, the Old Notes are no longer outstanding and we have entered into the New Indenture. The New Indenture also requires to provide certain financial information to the holders of the New Notes (or file such information with the Securities and Exchange Commission for public availability).
PART I
ITEM 1. Identity of Directors, Senior Management and Advisers.
Not applicable.
ITEM 2. Offer Statistics and Expected Timetable.
Not applicable.

ITEM 3. Key Information
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
We adopted fresh-start reporting (“fresh-start reporting”) pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 852-10 (previously American Institute of Certified Public Accountants Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code), as of November 30, 2006. Accordingly, our consolidated financial information disclosed under the heading “Successor” for the years ended December 31, 2007, 2008, 2009 and 2010 and for the period from December 1 to December 31, 2006 is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor” for the period from January 1 to November 30, 2006.
The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our audited consolidated financial statements (including the related notes) contained elsewhere in this annual report on Form 20-F. The consolidated statement of operations and statement of cash flow data for 2008, 2009 and 2010 and the consolidated balance sheet data for 2009 and 2010, have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, included elsewhere in this annual report on Form 20-F. The consolidated statement of operations and statement of cash flow data for the period from January 1, 2006 to November 30, 2006 (relating to the Predecessor), the period from December 1, 2006 to December 31, 2006 (relating to the Successor), and for 2007 and the consolidated balance sheet data as of November 30, 2006 and as of December 31, 2006, 2007 and 2008, have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of the results to be expected for future periods.

	Predecessor	Successor
	January 1 to	December 1 to
	November 30,	December 31,	Fiscal Year Ended December 31,
	2006	2006	2007	2008	2009	2010
Statement of Operations Data:
Revenues:
Satellite services	$82,323	$4,721	$80,250	$93,248	$102,061	$105,781
Broadband satellite services	—	1,473	15,136	13,335	12,384	12,910
Programming distribution services	6,019	557	6,815	8,136	10,594	10,071

Total revenues	88,342	6,751	102,201	114,719	125,039	128,762
Costs and expenses:
Satellite services(1)	32,526	2,360	21,421	14,183	12,884	11,405
Broadband satellite services(1)	—	175	3,824	2,186	2,249	2,821
Programming distribution services(1)	2,592	213	3,223	4,162	5,331	5,387
Selling and administrative expenses(1)	12,048	1,687	26,509	21,223	16,893	17,040
Depreciation and amortization	51,780	6,266	53,106	59,807	47,657	43,402
Restructuring expenses(2)	33,447	—	—	4,424	3,324	16,443
Reversal of provision for orbital incentive	—	—	—	(6,989)	—	—
Gain on recovery from customer	—	—	—	(4,610)	—	—

Total cost and expenses	132,393	10,701	108,083	94,386	88,338	96,498

Operating (loss) income	(44,051)	(3,950)	(5,882)	20,333	36,701	32,264
Interest expense	(19,152)	(4,333)	(51,672)	(48,498)	(43,708)	(45,789)
Interest income	2,711	103	1,650	1,481	480	345
Net foreign exchange gain (loss)	5,690	(123)	145	(1,828)	12	71

Loss before income tax	(54,802)	(8,303)	(55,759)	(28,512)	(6,515)	(13,109)

	Predecessor	Successor
	January 1 to	December 1 to
	November 30,	December 31,	Fiscal Year Ended December 31,
	2006	2006	2007	2008	2009	2010
Income tax expense	18,726	311	893	6,829	13,233	779

Net loss	$(73,528)	$(8,614)	$(56,652)	$(35,341)	$(19,748)	$(13,888)

Net loss applicable to controlling shareholders	$(73,528)	$(8,754)	$(57,454)	$(35,626)	$(20,154)	$(14,332)

(in thousands of U.S. dollars)

Statement of Cash Flows Data:
Net cash flows provided by (used in) operating activities	15,667	(2,608)	15,073	27,549	45,994	41,010
Net cash flows used in investing activities	(41,877)	(1,528)	(2,425)	(6,518)	(1,808)	(67,691)
Net cash flows used in financing activities	—	—	—	—	—	—
Balance Sheet Data (End of Period):
Cash and cash equivalents	$26,657	$24,528	$37,176	$58,207	$102,393	$75,712
Accounts receivable, net	6,483	6,892	8,181	17,281	9,543	13,126
Satellites and equipment	436,881	325,452	290,428	264,149	235,240	265,158
Concessions	400,071	43,831	42,419	41,007	39,597	38,185
Total assets	883,146	508,064	470,182	445,494	439,407	438,957
Deferred revenue	68,118	72,387	70,042	67,698	65,354	63,010
Total debt	652,016	378,237	393,171	406,297	420,615	436,110
Total liabilities	780,405	468,335	487,238	497,891	511,552	524,990
Total shareholders’ equity (deficit)	102,741	39,729	(17,056)	(52,397)	(72,145)	(86,033)
Controlling interest shareholders’ deficit	102,741	38,010	(19,444)	(55,070)	(75,224)	(89,556)
Other Financial Data:
Depreciation and amortization	$51,780	$6,266	$53,106	$59,807	$47,657	$43,402
Maintenance capital expenditures(3)	$585	$1,528	$2,034	$3,053	$1,808	$4,578
Satellite capital expenditures(4)	45,299	—	391	3,465	—	63,113
EBITDA(5)	N/A	N/A	N/A	80,140	84,358	75,666
Adjusted EBITDA(5)	N/A	N/A	N/A	74,739	86,366	89,373
(in thousands of U.S. dollars)

(1)	Exclusive of depreciation and amortization shown separately.

(2)	Restructuring expenses consists of costs incurred by Satmex as part of its capital restructuring activities (including principally financial advisory, professional and regulatory fees).

(3)	Includes payments for the acquisition of electronic, data processing and other infrastructure type equipment and vehicles.

(4)
Includes construction in process payments related to Satmex 6 ($45.3 million in 2006), Satmex 7 ($391,000 in 2007, $3.5 million in 2008) and Satmex 8 ($63.1 million in 2010), capitalized interest, technical fees and expenses related to such construction.

(5)
We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our operating performance. EBITDA and Adjusted EBITDA are each one of the measures reported to our Chief Executive Officer on a monthly basis and are used by our management to evaluate operational performance both against internal targets and the performance of our competitors. Compensation decisions are also based in part on Adjusted EBITDA. We consider EBITDA and Adjusted EBITDA to be operating performance measures, and not liquidity measures, that provide measures of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. The adjustments made to EBITDA to calculate Adjusted EBITDA are adjustments for items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period.

EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP and, therefore, have limitations as analytical tools. Some of these limitations are:
•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, when analyzing our operating performance, investors should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, net income, operating income or any other performance measure presented in accordance with GAAP. Similarly, investors should not use EBITDA or Adjusted EBITDA as an alternative to cash flow from operating activities or as a measure of our liquidity.

EBITDA represents net loss excluding income tax expense, interest expense, interest income, foreign currency fluctuation effects and depreciation and amortization expense. Adjusted EBITDA represents EBITDA adjusted to exclude the effects of the orbital incentives settlement, restructuring expenses, state reserve amortization and other income and expenses, each as described below. The following table reconciles net loss to EBITDA and Adjusted EBITDA for the periods presented:

	Fiscal Year Ended December 31,
	2008	2009	2010
Net loss	$(35,341)	$(19,748)	$(13,888)
Income tax expense	6,829	13,233	779
Interest expense	48,498	43,708	45,789
Interest income	(1,481)	(480)	(345)
Net foreign exchange	1,828	(12)	(71)
Depreciation and amortization	59,807	47,657	43,402

EBITDA	80,140	84,358	75,666
Restructuring expenses(a)	8,542	3,388	16,477
Orbital incentives settlement(b)	(6,989)	—	—
State reserve amortization(c)	(2,344)	(2,344)	(2,344)
Other (expenses) income(d)	(4,610)	964	(426)

Adjusted EBITDA	$74,739	$86,366	$89,373

(in thousands of U.S. dollars)

(a)
Restructuring expenses consist of costs incurred by Satmex as part of its activities to restructure its capital structure (including principally financial advisory, professional and regulatory fees) as well as operating restructuring activities (including principally employee indemnification claims and contract termination fees). Our management excludes these expenses when evaluating our ongoing performance and, therefore, our Adjusted EBITDA excludes these expenses.

(b)
In the event that a transponder is a successfully operating transponder at the end of the specific useful lifetime and we continue to use it for telecommunications purposes, we must make daily payments to the supplier calculated on a daily basis. The orbital incentive provision for 2006 and 2007 was reversed in 2008 in accordance with a confidential settlement agreement signed that same year. The reversal amount was $7.0 million, which had the effect of offsetting costs in 2008.

(c)
Amortization of deferred income related to transponders provided to the Mexican government free of charge. These transponders are provided without cost to Satmex and have been eliminated based upon our belief that such exclusion provides a better comparison to the results of operation of our peers.

(d)	Other income in 2008 represents a gain from the successful outcome of a lawsuit against a former customer, which occurred in the second quarter of 2008.
EXCHANGE RATES
This annual report on Form 20-F contains conversions of Mexican peso amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all conversions from Mexican pesos to U.S. dollars and from U.S. dollars to Mexican pesos were made at a rate of 12.36 Mexican pesos to $1.00 U.S. dollar, the noon buying rate in effect as of December 31, 2010. On June 17, 2011 the noon buying rate was 11.90 Mexican pesos per $1.00. We make no representation that any Mexican peso or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Mexican pesos, as the case may be, at any particular rate, the rates stated below or at all.

The following table sets forth information concerning exchange rates between Mexican pesos and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period Ended(1)	Period End	Average(2)	Low	High
	(Mexican pesos per $1.00)
December 31, 2008	13.54	11.14	9.92	13.92
December 31, 2009	13.06	13.51	12.60	15.37
December 31, 2010	12.36	12.64	12.16	13.18

(1)
For all dates through December 31, 2008, exchange rates between Mexican pesos and U.S. dollars are presented at the noon buying rate in New York, New York for cable transfers in Mexican pesos per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year.
MARKET AND INDUSTRY DATA
Market data and certain industry data and forecasts used throughout this annual report on Form 20-F were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys, including the following: Projection Model Satmex 2020; 17th Satellite Communications & Broadcasting Markets Survey Forecasts to 2010, by Euroconsult; Convergencia Latina Map 2010; Via Satellite’s 2010 Industry Directory; Company Profiles, Analysis of FSS Operators, dated March 2010, by Euroconsult; Company Profiles, Analysis of FSS Operators, dated June 2010, by Euroconsult; Price Assumptions in C-bands, dated December 2010, by Satmex; Satmex Industry Analysis; Executive Summary of Satmex 8 Market Validation, dated January 2010, by Euroconsult; Satmex 8 Market Study, dated October 2010, by Northern Sky Research; Satmex 8 Market Validation, dated October 2010, by Euroconsult; Executive Summary of Satmex 8 Market Study, dated December 2009, by Northern Sky Research; Satmex 8 Market Study, dated December 2009, by Northern Sky Research; and Satmex 8 Market Validation, dated December 2009, by Euroconsult. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. We do not make any representation as to the accuracy of information contained in this annual report on Form 20-F based upon such market and industry data and forecasts. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this annual report on Form 20-F. Neither we nor the initial purchaser can guarantee the accuracy or completeness of any such information contained in this annual report on Form 20-F.
CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS
This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below. We undertake no obligation to update any forward-looking statement.

This annual report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth in the sections “Summary” and “Risk Factors.” The factors that could affect our actual results include the following:
•	our history of significant net operating losses;
•	our ability to pay the New Notes in full at maturity;
•	our high degree of leverage and significant debt service obligations;
•	our inability to finance, build and successfully launch our Satmex 8 satellite and our currently intended Satmex 7 satellite;
•	our in-orbit satellites are vulnerable to failure;
•	our small number of customers accounts for a large portion of our revenue;
•	competition;
•	our ability to incur more debt;
•	restrictions and limitations imposed on us by the agreements and instruments governing the notes;
•	our ability to maintain satellites in the orbital slots we currently use;
•	our government concessions may be revoked under certain circumstances;
•	the effects of changes to the current Mexican telecommunications laws and regulations;
•	Mexican social, political and economic developments; and
•	foreign currency exchange fluctuations relative to the U.S. dollar or the Mexican peso.
The risk factors included in this annual report on Form 20-F are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.
RISK FACTORS
Risks Related to Our Business
We have a history of significant net operating losses and may continue to suffer net operating losses in the future.
We incurred consolidated net losses attributable to Satmex of approximately $35.3 million, $19.7 million and $13.9 million during 2008, 2009 and 2010, respectively. Improving our operating performance and attaining profitability depends on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities, and construct, launch and operate Satmex 8 and Satmex 7. Our failure to achieve any one or more of the foregoing could further adversely affect our operating performance and increase our net operating losses. If we cannot improve our operating performance and become profitable, our financial condition will deteriorate and we may be unable to achieve our business objectives or make payments on our debt obligations.

We may not have enough financial resources to pay the New Notes in full at maturity and finance Satmex 7.
We will need to raise funds to pay the New Notes at maturity and finance the Satmex 7 satellite program. This cash requirement significantly exceeds our available cash and cash equivalents, which were $75.7 million as of December 31, 2010.
We do not anticipate generating sufficient cash from operations to meet the funding requirements for Satmex 7, and we expect that we will need to raise capital for its construction, launch and insurance through issuing equity or debt, undergoing a corporate restructuring and/or restructuring the New Notes. The global financial markets continue to be uncertain and there may be limited access to funding. This risk has been exacerbated by concerns over the levels of public debt and weakness of the economies in Italy, the Republic of Ireland, Greece, Portugal and Spain, in particular. It is uncertain how long the effects of the global financial markets will persist and how much impact this will have on the global economy in general. If access to credit tightens further and borrowing costs rise, we may not be able to raise funds to pay the New Notes at maturity and finance Satmex 7.
If we are unable to finance, build and successfully launch our proposed Satmex 8 and Satmex 7 satellites, our ability to grow our business will be materially and adversely affected.
In order to retain our Satmex 5 customer base, we must replace Satmex 5 before the end of its useful life. If Satmex 5 reaches the end of its life and Satmex 8 is not in place, we will not be able to continue offering services to the vast majority of our Satmex 5 customers because Satmex 6 is nearly fully contracted. Moreover, if our customers believe there will be a gap between the end of Satmex 5’s useful life and Satmex 8’s operation, they may prematurely discontinue their use of our services. In addition, because the capacity on Satmex 5 and Satmex 6 is nearly fully contracted, in order for us to increase our fixed satellite services (“FSS”) revenue, we will need to either increase the fees we charge our customers upon the renewal of existing contracts or obtain additional satellite capacity through the launch and operation of Satmex 8 and Satmex 7.
We expect to spend approximately $331.6 million through 2012 to construct, launch and insure Satmex 8. We anticipate that the net proceeds from the Transactions which became effective on May 26, 2011, together with funds generated from our operations, will be sufficient to pay for the remaining costs to construct, launch and insure Satmex 8. We will also need additional funding to construct, launch an insure Satmex 7. No assurance can be given that we will be able to generate sufficient funds from operations or obtain third-party financing sufficient to meet our cash requirements for Satmex 8 or Satmex 7. If we are unable to construct, launch and operate Satmex 8 and Satmex 7, on a timely basis or at all, our results of operations, business prospects, financial condition and cash flow will be materially adversely affected.
On October 23, 1997, the Mexican government granted us three concessions related to our use of certain associated C- and Ku- frequency bands at the orbital slots occupied by our satellites (the “Orbital Concessions”). The fourth concession was granted on October 15, 1997 and relates to our use of the land and buildings on which our satellite control centers are located and allows us to base our ground station equipment within telecommunication facilities that belong to the Mexican government (the “Property Concession” and, together with the Orbital Concessions, the “Concessions”).
If we are unable to utilize the orbital slots occupied by Satmex 6, Satmex 5 and Solidaridad 2, the Mexican government may initiate legal action alleging non-compliance with some terms and conditions of the Orbital Concessions for purposes of commencing a procedure to revoke our Concessions and assessing fines. Additionally, we could lose our right to use such orbital slots under Mexican law and the International Telecommunication Union’s (“ITU”) Radio Regulations, which could materially and adversely affect our results of operations, business prospects, financial condition and cash flow. See “Risk Factors — Risks Related to Our Regulatory Environment.”
New or proposed satellites are subject to construction and launch failures (including a failure to reach their intended orbit) and delays, the occurrence of which can materially and adversely affect our results of operations, business prospects, financial condition and cash flow.
Although we have entered into agreements for the construction, which has been initiated, and launch of Satmex 8, there may still be delays in it becoming operational. Delays in satellite deployment can result from delays in the construction of satellites, procurement of requisite components, launch vehicles, the limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals and launch failures. Failure to meet a satellite’s construction schedule could result in a significant delay in the future delivery of a satellite. Even after a satellite has been delivered and is ready for launch, an appropriate launch date may not be available for several months. These delays could adversely affect our marketing strategy for the satellite, as well as our results of operations and cash flow during the period of delay.

There are a limited number of companies that we are able to use to launch Satmex 8 and a limited number of commercial satellite launch opportunities available in any given time period. Adverse events with respect to ILS International Launch Services, Inc. (“ILS”), our launch service provider, such as satellite launch failures, could result in increased delays in the launch of Satmex 8. In the event that Loral is unable to fulfill its obligations, we may have difficulty procuring alternative services in a timely manner and may incur significant additional expenses as a result. Any such increased costs and delays could have a material adverse effect on our business, operating results and financial condition.
Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically take up to 30 months or longer, and obtain another launch vehicle. Launch vehicles may also underperform, in which case the satellite may be lost or unable to be placed into the desired orbital location. Such significant delays could have a material adverse effect on our results of operations, business prospects, financial condition and cash flow. Our contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of delays, and in some cases, to impose on us certain penalties, termination fees or indemnification obligations.
Satellites have limited useful lives and are vulnerable to premature failure. The actual useful life may be shorter than we anticipate.
Satellites have limited useful lives. We estimate a satellite’s useful life, or its expected useful life, using a complex calculation involving an estimate of remaining propellant and the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. A number of factors could adversely affect or result in damage to or loss of a satellite before the end of its expected useful life, including:
•
the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch);

•	the performance, malfunction or failure of their components;
•	conditions in space such as solar flares, space debris and solar and other astronomical events;
•	the orbit in which the satellite is placed;
•	operational considerations, including operational failures and other anomalies; and
•	changes in technology that may make all or a portion of our satellite fleet obsolete.
It is not feasible to repair a satellite in space. As a result, each satellite may not remain in operation for its expected useful life. We expect the performance of any satellite to decline gradually near the end of its expected useful life. If our satellites do not remain in operation for their expected useful life, our results of operations, business prospects, financial condition and cash flow could be adversely affected.
In 2000, we lost Solidaridad 1 in orbit. On January 27, 2010, we lost the primary xenon ion propulsion system, or XIPS, on Satmex 5. XIPS is the electric propulsion system that maintains the satellite’s in-orbit position. The secondary XIPS on Satmex 5 previously failed and is no longer available. Consequently, Satmex 5 is currently operating on its backup bi-propellant propulsion system. As of June 1, 2011, this backup system will provide up to approximately 1.52 years of remaining life. If the bi-propellant propulsion system on Satmex 5 fails, the satellite would be entirely lost.
In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011 we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

In addition, Satmex 5 and Satmex 6 have experienced temporary anomalies and, in certain cases, are currently operating using back-up components or systems because of the failure of their primary components or systems. If the back-up components or systems fail, however, and we are unable to restore redundancy, these satellites could lose capacity or be total losses. Any single anomaly or series of anomalies or other failure could cause our revenues, cash flows and backlog to decline materially or require us to recognize an impairment loss or replace one or more of our satellites, each of which could materially affect our profitability and significantly increase our financing needs. Any such anomaly or failure could also result in a customer terminating its contract for service on the affected satellite and could require us to repay prepayments made by customers of the affected satellite. If the affected satellite serves one of our major customers, there could be a material adverse effect on our results of operations, business prospects, financial condition and cash flow. In addition, if any of our in-orbit satellites should fail and, as a result, cause damage or harmful interference to third parties, we may incur liability.
Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.
Satmex 5 and Satmex 6 are currently insured. Our current insurance policy for Satmex 5 excludes coverage for any loss relating to a failure or usage of the XIPS subsystem and any loss relating to the Channel 1C Satmex 5 anomaly detected on October 22, 2004. In addition, the satellite insurance policy for both Satmex 5 and Satmex 6 contain customary exclusions that could preclude recovery for certain types of loss, damage or failure, including (i) war, invasion, hostile or warlike action in time of peace or war, (ii) any anti-satellite device or device employing atomic or nuclear fission and/or fusion, or device employing laser of directed energy beams, (iii) insurrection, labor disturbance, strikes, revolution or any governmental action combating or defending against such action, (iv) confiscation, seizure or similar action by any government or government agent, (v) nuclear reaction, nuclear radiation or radioactive contamination of any nature, whether such loss or damage be direct or indirect, except for radiation naturally occurring in the space environment, (vi) electromagnetic or radio frequency interference, except for physical damage to the satellite directly resulting from such interference, (vii) willful or intentional acts of the Company designed to cause loss or failure of the satellite, (viii) any act of one or more persons, whether or not agents of a sovereign power, for political or terrorist purposes and whether the loss, damage or failure resulting therefrom is accidental or intentional and (ix) any unlawful seizure or wrongful exercise of control of the satellite made by any person or person action for political or terrorist purposes. Our future insurance policies, to the extent we are able to renew our insurance, may also contain similar exclusions because the cost of insurance without such exclusions may be economically impractical. A partial or complete failure of a revenue-producing satellite, whether insured or not, could have a material adverse effect on our business, financial condition, cash flow and results of operations.
On January 27, 2010, the primary XIPS on Satmex 5 experienced an unexpected shutdown and we do not expect to be able to restart the system. Because the secondary XIPS on Satmex 5 previously failed, the satellite is currently operating on its backup bi-propellant propulsion system. Any losses we experience due to the Satmex 5 XIPS failures are not insured under our current satellite insurance polices due to a coverage exclusion for such failures that is common in our industry. Satmex 6 does not have an XIPS system.
Since the end of Solidaridad 2’s useful life was expected to expire in 2008, we determined not to renew its in-orbit insurance in 2006. In December 2010, we renewed our in-orbit insurance on Satmex 5 and Satmex 6 for a period of one year, expiring on December 5, 2011, based on prevailing market terms and conditions. There can be no assurance that we will be able to renew these policies on satisfactory terms or at all. An uninsured loss of Satmex 5 or Satmex 6 would have a material adverse effect on our business, results of operations, cash flow and financial condition.

Our revenues and profitability may be adversely affected by the global financial downturn and negative global economic conditions may have a material adverse effect on our customers and suppliers.
Worldwide economic conditions have deteriorated and have caused, among other things:
•	significant reductions in available capital and liquidity from banks and other providers of credit;
•	substantial reductions in equity and currency values in financial markets;
•	extreme volatility in credit, equity and fixed income markets; and
•	general economic uncertainty.
As our business is dependent on economic growth, continuing adverse global economic conditions may have a material adverse effect on us due to the potential insolvency of suppliers and customers and our inability to finance our operations. Furthermore, as many of our customers finance their growth through cash flow from operations, the incurrence of debt or the issuance of equity, a reduction in cash flow and the limited availability of debt or equity financing could adversely affect their growth and ours. We cannot predict the potential effects of the current financial situation on our suppliers and customers, our operations or our business prospects.
A small number of customers accounts for a large portion of our revenues. The loss of one or more of these significant customers would adversely affect our revenues.
Our 10 largest customers in 2010 represented approximately 50% of our total revenues. In addition, approximately 54% of our FSS revenues in 2010 were derived from our 10 principal customers. Our largest customer is Hughes Network Systems, LLC, or HNS. Revenue from HNS represented 20% and 17% of our total revenue in 2009 and 2010, respectively. HNS’ contracted capacity of Satmex 5 and Satmex 6 was modified and reduced in 2010 resulting in a total decrease of 15.7% in total revenue from 2009. HNS is in the process of constructing its own satellites. Once completed, HNS’s use of those satellites could decrease its demand for our services. Other significant customers include Teléfonos de México, S.A.B. de C.V., Hunter Communications, Inc., and Telmex Perú, S.A. The loss of any one of these customers could have a material adverse effect on our business, operating results and cash flow.
We operate in a competitive environment.
We continue to face competition from satellite operators in markets such as the U.S., Mexico and Latin America. As of November 30, 2010, there were more than 65 satellites offering services similar to ours to the Americas. Intelsat, Ltd. (including its wholly-owned subsidiary PanAmSat Corporation) has more than 50 satellites, of which more than 30 totally or partially serve the Americas market. SES, S.A. has a fleet of 40 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates one satellite (Mexsat-3) with 12 active extended C- and Ku-band transponders. Mexsat-3 will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat Canada, Grupo Hispasat, S.A., Hispamar Satélites S.A., and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Movil). We believe that an additional 377 36 MHz transponder equivalents in the C- and Ku-bands, including one satellite to be launched by the Mexican government (Mexsat-3), will be launched in the period between 2011 through 2014 in our market. In addition, these or other operators could make use of newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc., HNS and Hispasat already have announced plans to launch service using such frequencies.
We also face competition from land-based telecommunications services. Fiber optic service providers can generally provide services at a lower cost than we can for point-to-point applications.
“Alterna’TV” and Enlaces also operate in highly competitive environments. “Alterna’TV” faces competition from large media companies such as News Corporation, Discovery Communications, Inc., Viacom, Inc., NBC Universal, Inc. and Univision Communications, Inc., as well as niche channels that target very specific Hispanic communities in the U.S., such as Sur Corporation. Enlaces faces competition from government business such as Libros Foráneos, S.A. de C.V. (d.b.a. “Globalsat”) and Pegaso Telecomunicaciones S.A. de C.V., which are in partnership with Intelsat for the provision of satellite capacity. During 2009, the Mexican government (through its telecommunications regulator, the Comisión Federal de Telecomunicaciones (the Federal Telecommunications Commission of Mexico), or COFETEL, released new concessions to Red52, S.A. de C.V. and Elara Networks, S.A. de C.V., generating more competition in the market for Enlaces. In the corporate market, Enlaces faces competition from terrestrial network services providers such as Teléfonos de México, S.A.B. de C.V., Axtel, S.A.B. de C.V. and Servicios Alestra, S.A. de C.V. (d.b.a. “AT&T”) and, to a lesser extent, from companies such as British Telecom (formally Comsat), Pegaso and Globalsat, which offer similar services but focus primarily on small office/home office, or SOHO, markets. Teléfonos de México, S.A.B. de C.V. and Comsat both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access (ADSL), 3G and GPRS products.

Most of our competitors have larger fleets and significantly greater financial resources than we do. Moreover, if our competitors launch the eight new satellites discussed above with coverage over the regions that we serve, we may experience significant pricing pressure. This in turn could adversely affect our revenue and profitability and further impact our ability to service our debt obligations.
If we are not able to replace Satmex 5 before its end of life or before the successful launch of Satmex 8, there is the risk that Satmex 5’s customers will migrate their services to competitors’ satellites.
Our affiliation agreement with DirecTV, Inc. (“DirecTV”) to provide “Canal 22” to subscribers is terminable at will. If such agreement is terminated, it could have a material adverse effect on our results of operations and profitability.
We entered into an affiliation agreement, dated as of February 4, 2004, with DirecTV by which we granted to DirecTV the non-exclusive right to distribute “Canal 22” in the U.S., its territories and possessions (including Puerto Rico) as well as Canada in exchange for a monthly license fee of $0.15 per system subscriber, subject to volume discounts. The monthly license fee is equal to approximately $120,000. The affiliation agreement expired on April 4, 2009. However, pursuant to a letter agreement, dated January 29, 2009, the parties agreed to reinstate the terms of the affiliation agreement except that the agreement would be terminable at will by either party upon giving not less than 30 days’ prior written notice. Since the expiration of the affiliation agreement, we have been negotiating its renewal, but have not reached an agreement with DirecTV. During the negotiations, the parties have continued to act and provide those services on the terms and conditions set forth therein. In the event that the affiliation agreement cannot be extended for a longer term or is terminated, we would no longer receive the monthly license fee, which could have a material adverse effect on our results of operations, profitability and cash flow.
Enlaces requires capacity on Ku-band frequencies in order to grow its business and such capacity may not be available on commercially reasonable terms.
Enlaces currently purchases all of its capacity in the Ku-band frequency from us at commercial market rates. As Satmex 5 and Satmex 6 are nearly fully contracted, we have very limited additional Ku-band capacity to sell to Enlaces. Therefore, in order to continue to grow, Enlaces may be required to purchase additional Ku-band capacity from other satellite operators, including our direct competitors. Such capacity may not be available on commercially reasonable terms. Also, in order to obtain additional Ku-band capacity from other satellite operators, Enlaces would need to build another antenna and a new teleport. As a result, Enlaces’ capacity for growth could be limited by scarcity of Ku-band capacity and/or related operational costs.
Enlaces operates from one facility and without a back-up location. A natural disaster or antenna failure could significantly disrupt its business.
Enlaces’ teleport operates from one facility, without a back-up. In 2010, Enlaces’ revenues represented 10% of our total revenues. A natural disaster, such as an earthquake, could seriously disrupt its operations. To date, Enlaces has suffered approximately one to two hub operations disruptions per year. These disruptions have not materially adversely affected Enlaces’ operations. In addition, Enlaces operates only one antenna with no back-up antenna in place. Damage to this antenna could seriously disrupt Enlaces’ operations.
Our future success depends on our ability to maintain a strong management team, retain our key employees and adapt to technological changes.
We are dependent on the services of our senior management team, our technical and commercial experts and specialists to remain competitive in the satellite service industry. Any losses of key members of our management team would have an adverse effect on us until qualified replacements are found. We may not be able to replace such individuals with persons of equal experience and capabilities quickly or at all. In the satellite industry, commercial, financial, regulatory, legal and technical expertise depends, to a significant extent, on the work of highly qualified employees. The market for experienced satellite services company managers is competitive. Demand for executive, managerial and skilled personnel in our industry is intense and properly qualified human resources are scarce.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings, and our ability to make such expenditures may be limited by our lack of funds.
The telecommunications industry is continuously subject to rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on cost, quality or functionality bases. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. We may not have sufficient funds or it may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. In addition, the New Indenture significantly limits our capital expenditures. We cannot assure you that technological change will not have a material adverse effect on our business and results of operations.
Certain corporate action of Satmex will require the approval of a small group of holders.
As a result of the Transactions, our Series A shares, which encompass 51% of the voting rights in Satmex, are indirectly held by a small group of holders. Actions related to the exercise of the Satmex voting rights will require the supermajority approval of such holders. The failure to obtain such approval may result in deadlock or impasse, which may prevent Satmex from taking any corporate actions that may be necessary or required to operate or comply with its obligations under the New Notes.
Mexican local ownership requirements could limit our ability to increase our capital
Under the applicable foreign investment laws of Mexico and authorizations granted to us by the Mexican Ministry of Economy (Secretaría de Economía), in order for us to increase our equity capital, Mexican investors must subscribe and pay for full voting shares. Failure to obtain such required Mexican capital would prevent foreign investors from contributing additional equity capital.
Our ability to report our U.S. GAAP financial results accurately on a timely basis depends on maintenance of the corrective measures that we implemented in 2008 and 2009 and on our ability to achieve and maintain an effective system of internal controls.
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
During 2008 and 2009, we took the following actions to enhance our internal controls to correct the material weakness: formalized the review and monitoring process related to expense accruals and labor obligations and implemented additional controls to ensure all significant reviews in these areas are performed timely and accurately. If we are unable to maintain the corrective measures taken to remedy this material weakness, the material weakness could recur and could result in misstatements to our financial statements in the future.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting. This report contains, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We may not be able to implement controls and procedures effectively and timely that adequately respond to Section 404 of the Sarbanes-Oxley Act or other increased regulatory compliance and reporting requirements applicable to us. We cannot assure you that we will not discover further weaknesses or deficiencies as we continue to develop these procedures. Any failure to implement and maintain effective controls over our financial reporting, or difficulties encountered in the implementation of these controls, could result in a material misstatement in the annual or interim financial statements that could require that we restate financial statements for the period affected or cause us to fail to meet our reporting obligations under applicable securities laws.

Risks Related to Our Regulatory Environment
Our business is regulated, causing uncertainty and additional costs.
Our business is regulated by the Mexican government. In addition, the services we provide in countries outside of Mexico are governed by regulations in those countries. We are required to obtain landing rights in the countries where we seek to operate and our customers may need to obtain governmental consents in connection with the operation of their business in such countries. Regulatory authorities in the various jurisdictions in which we operate may alter the generally applicable regulations and policies that govern our operations, or can modify, withdraw or impose conditions upon the licenses and other authorizations that we require, thereby increasing our cost of doing business.
Our Concessions and other authorizations typically are granted for a fixed term or duration. Consequently, we are required to periodically renew the Concessions and other authorizations in order to maintain them in good standing. Typically, such renewals are granted, although we cannot assure you that this will continue to be the case. We filed for extensions of the Orbital Concessions from the Mexican government, which were granted in May 2011 for an additional term until 2037, with the same conditions for continuing exclusive use of existing C and Ku bands by Satmex, but eliminating the right to request the future use of planned or extended C and Ku bands. We have initiated a process with the SCT either to recover such right to request or to replace it with the right to use a Ka band in certain conditions. We cannot assure you that such request will be resolved favorably to us.
Our Orbital Concessions, granted by the Mexican government, require that we reserve 362.88 MHz in the aggregate in the C- and Ku- bands of our satellites for use by the Mexican government free of charge. Consequently, approximately 6% of Satmex 5 and Satmex 6’s transponders are currently utilized by the Mexican government. In the case of any future satellites utilizing the orbital slots provided for under the Orbital Concessions, the capacity reserved to the Mexican government will be defined by the Secretaría de Comunicaciones y Transportes (The Ministry of Communications and Transportation or the “SCT”) according to the law, regulations and the corresponding concessions. Moreover, our concessions are subject to government regulations, which may modify the content of, or impose limitations on, our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service, and pricing requirements on us, which would adversely affect our results of operations and financial condition.
Pursuant to the Orbital Concessions, any sale, refinancing or restructuring that would result in a subscription of shares that represent 10% or more of our capital stock with full voting rights, requires prior notice to be given to the Mexican government, which may consent to it or object to it in its role as a regulator. The Transactions required the approval of the SCT in order to be consummated, which were obtained.
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
Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators. Other operators may not comply with ITU rules requiring coordination of operations and failure of such other operators to comply could cause harmful interference to the signals that we or our customers transmit.
The ITU facilitates the allocation of orbital locations, and associated radio frequencies, to different national administrations for use by geostationary satellites. The ITU also has established the Radio Regulations, which contain rules governing how a national administration may establish its priority, for ITU purposes, with respect to the use of a given orbital location and/or radio frequency assignment, and coordinate such use with other administrations.

The Mexican government has coordinated the operations of our current satellites with other administrations pursuant to the ITU’s established procedures. However, in the future we could be required to engage in additional coordinations with respect to our existing or new satellites. For example, we may be required to coordinate our operations of Satmex 7 at 114.9° W.L. with those of Mexsat 3, which we anticipate will operate at the same orbital location. Although we believe that Mexsat 3 will operate on different frequencies, such that the potential for interference between the Satmex 7 and Mexsat 3 systems will be low, we can provide no assurance that this will be the case. This and other coordinations could require lengthy and costly negotiations with other operators. The failure to reach an appropriate arrangement with such satellite operators may result in substantial restrictions on the use and operation of our satellite at its orbital location. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital location is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location.
In certain countries, a failure to resolve coordination issues may be used by regulators as a justification to limit or condition market access by foreign satellite operators. While the ITU’s Radio Regulations require the operators of later-filed systems to coordinate their operations with us, we cannot guarantee that they will do so, or limit their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. This interference could require us to take steps, or pay or refund amounts to our customers that could have a material adverse effect on our results of operations, business prospects and financial condition. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate our satellites’ frequencies successfully or to resolve other required regulatory approvals could have an adverse effect on our financial condition, as well as on the value of our business. See “Regulation — U.S. Regulation and ITU Requirements” for additional information regarding ITU and coordination.
The ITU Radio Regulations are periodically reviewed and revised at World Radio Communication conferences, which typically take place every three to four years. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum.
If we do not maintain satellites in the orbital slots we currently use, those orbital locations may become available for other satellite operators to use.
If we are unable to maintain satellites in the orbital slots that we currently use in a manner that satisfies the ITU or the Mexican government, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. Each Orbital Concession requires us to make continuous use of our orbital slot and to provide continuous services, but is silent as to termination if such orbital slot is vacant. The ITU’s Radio Regulations allow a national administration to “suspend” its use of a given orbital slot for up to two years, at which point the ITU or another administration could attempt to cancel Mexico’s ITU filings for that slot. Even if a gap in usage or failure to provide continuous services should occur, it is not certain that our rights at the ITU or with the Mexican government would be cancelled or revoked.
In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011 we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit. If we are unsuccessful in constructing and launching Satmex 7 or unable to timely place Satmex 5 or another satellite in the orbital slot occupied by Solidaridad 2, we could lose the right to use the 114.9° W.L. orbital slot for the reasons described in the previous paragraph. Additionally, the expected remaining life of Satmex 5 has been reduced as a result of the failure of its XIPS system on January 27, 2010. If we are unable to timely replace Satmex 5 with Satmex 8 or another satellite, we could lose the right to use the 116.8° W.L. orbital slot for the reasons described in the previous paragraph. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place our satellites, and the loss of one or more of our orbital locations could adversely affect our plans and our ability to implement our business strategy.

Our government concessions may be revoked under certain circumstances.
Our satellites are located in orbital slots allocated to Mexico, such that our business is subject to the oversight and regulation of the Mexican government. The Mexican government has granted to us four concessions, three Orbital Concessions (See “Business — Our Satellites”) and one Property Concession (See “Business — Satellite Control Centers and Property Concession”). Our Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events. Under the Ley Federal de Telecomunicaciones (the “Federal Telecommunications Law” or the “Telecommunications Law”), an Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;

•	we resign our rights under any such Orbital Concession;

•	the SCT revokes such Orbital Concession;

•	the Mexican government (through the SCT) terminates such Orbital Concession through a proceeding called “Rescate;” or

•	we become subject to liquidation or bankruptcy (quiebra).
The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, among which are the following:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;

•	taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	our failure to satisfy the terms or conditions set forth in the Orbital Concessions (including failure to deliver the free satellite capacity reserved for the Mexican government);

•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	change of our nationality; or

•	the assignment, transfer or encumbrance of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation shall be paid to us. Also, in this case, we would not be eligible to receive new telecommunication concessions or permits for a five-year period as of the date that the resolution of revocation becomes final and non-appealable.
The SCT also has the right to terminate any of our Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate,” and we would be entitled to receive compensation pursuant to article 19 of the Ley General de Bienes Nacionales (the “General Law on National Assets”). As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In case of a Rescate, we would be entitled to keep our assets, equipment and installations used in connection with the Orbital Concessions only to the extent such assets, equipment and installations are not useful to the Mexican government. However, the value of such assets will not be included in any compensation we receive.
Pursuant to the terms of the Orbital Concessions, upon their termination, the orbital slots revert to the Mexican government. In addition, pursuant to the Telecommunications Law, the Mexican government would have a preemptive right to purchase the facilities, equipment and other assets directly used by us to provide services under the Orbital Concessions. Alternatively, the Mexican government may lease these assets for up to five years at a rate determined by expert appraisers appointed by us and the SCT, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.

Pursuant to article 66 of the Telecommunications Law, the SCT may also effect a Requisa of the Orbital Concessions in the event of a natural disaster, war, substantial breach of the public peace and order, or imminent danger to national security, to internal peace or to the Mexican economy. In the past, the Mexican government has used this power in other industries to ensure continuity of service during labor disputes. Mexican law requires that the Mexican government must pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us in an amount equal to our damages and losses reflecting their real value. In the event of a dispute regarding such matters, losses would be determined by appraisers mutually appointed by us and the SCT and damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.
Under our Property Concession, we are required to use our Primary and Alternate Control Centers only to operate our satellites. Each of the Primary and Alternate Control Centers form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite services systems.
On May 14, 2010, the SCT issued an amendment to the Property Concession granted on October 15, 1997, according to which we may, with the prior authorization from the SCT, lease or give under a commodatum agreement, segments of the Primary and Alternate Control Centers to third parties, as long as such segments are used for activities related to the subject matter of the Property Concession. This amendment allowed us, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT.
The SCT and COFETEL are preparing the auction of additional segment capacity in the 3.4 — 3.7 GHz frequency band in Mexico and the use of this capacity could interfere with our satellite transmissions, which could affect our operations.
The ITU continues to consider additional frequency bands for use by International Mobile Telecommunications (or “IMT — Advanced”) services. Frequency bands under consideration for such use include the 3.4 — 3.7 GHz band segment, which is used for FSS worldwide. This band segment is adjacent to the 3.7 — 4.2 GHz band segment, known as the C-band, in which we operate under our Orbital Concessions.
The SCT and the Comisión Federal de Telecomunicaciones (the “Federal Telecommunications Commission of Mexico” or “COFETEL”) are preparing to auction spectrum in the 3.4 — 3.7 GHz frequency band for use in the provision of broadband wireless services. The use of this spectrum for terrestrial communications within our coverage area could cause harmful interference into our FSS operations, or limit our ability to expand the geographic scope or frequency ranges used by our satellites. It is possible that the Mexican government could require terrestrial operators to limit their operations or employ technical solutions so as to minimize the potential for harmful interference into adjacent FSS operations or at least to keep a 100 MHz guard band. However, we can provide no assurance that this can be the case, and the existence of harmful interference into our systems could adversely impact our ability to provide service to our customers.
If the SCT does not approve Enlaces’ teleport operation in the Primary Control Center, our financial performance could be materially and adversely affected.
Enlaces’ teleport is housed at the Primary Control Center. In June 2005 and March 2009, Enlaces requested an approval of such teleport’s location but no official response has been received as of the date hereof.
On May 14, 2010, the SCT issued an amendment to the Property Concession granted on October 15, 1997, under which we may, with prior authorization from the SCT, lease or give under a commodatum (i.e., a rent-free lease) agreement, segments of the Primary and Alternate Control Centers to third parties as long as such segments are used for activities related to the subject matter of the Property Concession. This amendment allows us, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT.
Pursuant to this amendment to the Property Concession, we filed a new authorization request for Enlaces’ teleport to be housed at Satmex’s Primary Control Center on May 17, 2010, but have yet to hear from the SCT.
The relocation of Enlaces’ facilities would require a significant amount of time (approximately 9 months) and would require an infrastructure investment of up to $6.8 million.

Decreases in market rates for telecommunication services could have a material adverse effect on our business, results of operation and our financial condition.
We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:
•	increased competition and focus by our competitors on increasing market share; and

•	recent technological advances that permit substantial increases in the transmission capacity.
Continued rate pressure could have a material adverse effect on our business, financial condition and operating results if we are unable to generate sufficient traffic and increased revenues to offset the impact of the decreased rates on our operating margin.
We are subject to different corporate disclosure requirements than U.S. companies, which may limit the information available to our investors.
A principal objective of the securities laws of the U.S., Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with highly developed capital markets, including the U.S.
As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the U.S. As a result, potential investors may not be able to ascertain the risks of our company as easily as they would if we were a U.S. company.
Risks Related to Mexico
Any change to the current Mexican telecommunications laws, rules, regulations and policies could have a material adverse effect on our business.
The Mexican president or the Mexican Congress may introduce new, or amend existing, laws, rules, regulations and policies applicable to the telecommunications industry and/or the application thereof. Any change to Mexican telecommunications rules, regulations and policies could have a material adverse effect on our business, financial condition and result of operations, as well as market conditions and prices for our securities.
Social and economic developments in Mexico may adversely affect our business.
Most of our operations and assets are located in Mexico. For 2008, 2009 and 2010, approximately 47%, 37% and 35%, respectively, of our total revenue was from billings to Mexican customers. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, Mexican inflation, interest rates, taxation and other economic developments in or affecting Mexico over which we have no control.
Mexico has historically experienced uneven periods of economic growth and inflation. As the Mexican economy is in recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected. In addition, Mexico has experienced high rates of crime recently which may increase in the future. We cannot assume that such conditions will not have an adverse effect on our business, financial condition or results of operations.
In 2005, the Mexican gross domestic product, or GDP, grew by approximately 3.2% and inflation decreased to 3.3%. In 2006, GDP grew by approximately 5.2% and inflation reached 4.1%. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.5% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.1%, including a decline of approximately 3.6% in the fourth quarter of 2009. We have increasingly been required to accept market disruption clauses, which, if invoked, typically require a borrower to pay increased funding costs when the interest rate of a financing no longer adequately reflects the actual cost for the lender to obtain funds.

The Mexican government does not currently restrict the ability of Mexican companies or individuals to convert Mexican pesos into U.S. dollars (except for certain restrictions related with cash transactions involving a U.S. dollar payment to a Mexican bank) or other currencies and Mexico has not had a fixed exchange rate policy since 1982. The Mexican peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Severe devaluations or depreciations of the Mexican peso may result in governmental intervention to institute restrictive exchange control policies, as has occurred before in Mexico and other Latin American countries. Accordingly, fluctuations in the value of the Mexican peso against other currencies may have an adverse affect on us and our value.
If the economy of Mexico continues to experience a recession or the existing recession becomes more severe, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.
The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted because of strong congressional opposition to the president.
High interest rates in Mexico could increase our financing and operating costs.
Mexico has, and is expected to continue to have, high real and nominal interest rates as compared to the U.S. The annualized interest rates on 28-day Certificados de la Tesorería de la Federación (Mexican Federal Treasury Certificates), or Cetes, averaged approximately 9.19%, 7.19%, 7.19%, 7.68%, 5.39% and 4.40% for 2005, 2006, 2007, 2008, 2009 and 2010, respectively. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.
High inflation rates in Mexico may decrease demand for our services while increasing our costs.
Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 6.5% in 2008, 3.6% in 2009 and 4.4% in 2010. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the U.S. High inflation rates can adversely affect our business and results of operations in the following ways:
•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.
The Ley del Impuesto Empresarial a Tasa Única has increased our tax burden and could affect our operations.
On January 1, 2008, the Ley del Impuesto Empresarial a Tasa Única (Business Flat Tax), or IETU law went into effect. The IETU law amends various Mexican federal tax provisions relating to production and services (including the Value Added Tax Law), establishes a labor subsidy and introduces a flat tax that replaces Mexico’s asset tax and applies to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% on income as measured using our cash flow (although transitional rates of 16.5% and 17% were applicable to the tax years 2008 and 2009, respectively).
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
We are a Mexican company with most of our assets located outside the U.S. and most of our directors and officers residing in Mexico. As a result, it may not be possible for holders of the New Notes (the “Noteholders”) to effect service of process outside of Mexico or within the U.S. upon the Company or such persons, or to enforce a judgment obtained in the U.S. against the Company or such persons outside of Mexico or in the U.S. courts that is based on the civil liability provisions under laws of jurisdictions other than Mexico including the federal and state securities laws or other laws of the U.S. Rather, you may only be able to effect service of process on directors and officers who are present in the U.S. Additionally, it may be difficult to enforce any U.S. court judgments against us or our assets, our Mexican directors or our officers outside of the U.S. In order for a U.S. court judgment to be enforceable in Mexico, an order from a Mexican court would be required, and it is possible that a Mexican court would find a U.S. court judgment to be unenforceable against persons or assets in Mexico. Accordingly, the ability to pursue remedies against us, our assets, our directors and our officers may be limited compared to the ability to pursue remedies against a U.S. company and its assets, directors and officers.
Political instability in Mexico could affect our operations.
Political events in Mexico may result in disruptions to our operations and a decrease in our revenues.
The Mexican government exercises significant influence over many aspects of the Mexican economy and, in particular, over the telecommunications sector. The actions of the Mexican government concerning the economy and regulating certain industries could have a significant effect on Mexican private sector entities (including Satmex) and Mexican securities’ market conditions, prices and returns.
President Calderón and the Mexican congress may implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.
The lack of political alignment between the Mexican president and the Mexican Congress could result in deadlock and prevent the timely implementation of political and economic reforms that, in turn, could have a material adverse effect on Mexican policy and our business.
We cannot provide any assurances that political developments in Mexico, including the presidential and congressional elections in 2012, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.
Mexico has experienced a period of increasing criminal violence and such activities could affect our operations.
Recently, Mexico has experienced a period of increasing criminal violence, primarily due to the activities of drug cartels and related organized crime. In response, the Mexican government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, drug-related crime continues to exist in Mexico. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our customers and, therefore, on our financial condition and results of operations.
Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our securities.
The Mexican economy, the business, financial condition or results of operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the U.S. as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the U.S. securities markets. Adverse economic conditions in the U.S., the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the U.S. or elsewhere will not materially adversely affect our business, financial condition or results of operations.

Currency devaluations may impair our ability to service our debt.
Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the peso has been subject to substantial fluctuations in value. The peso appreciated against the dollar by approximately 4.9% in 2005, depreciated against the dollar by approximately 1.5% in 2006, appreciated against the dollar by approximately 0.09% in 2007, depreciated against the U.S. dollar by approximately 24.6% in 2008 and appreciated against the dollar by approximately 3.5% in 2009 and 5.4% in 2010. Changes in the value of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations or the rights of Noteholders in the event of a Mexican concurso mercantil.
We bill our customers in U.S. dollars. As a result, a substantial portion of our revenue is paid in U.S. dollars. Certain customers may pay us in Mexican pesos, pursuant to the terms of our agreement. Customers who pay in Mexican pesos must purchase U.S. dollars at the then prevailing exchange rate on the date of payment. To the extent we receive Mexican pesos, we convert such Mexican pesos into U.S. dollars. At the same time, all of our debt obligations are denominated and paid in U.S. dollars. Future devaluations of the Mexican peso relative to the U.S. dollar could adversely affect some of our customers’ ability to pay U.S. dollar-denominated obligations and could increase the cost to us of our U.S. dollar-denominated obligations.
In the event of a concurso mercantil, creditors of our U.S. dollar-denominated debt obligations could be adversely affected by devaluations of the Mexican peso relative to the U.S. dollar because a Mexican court could determine that our debt obligations will be paid in Mexican pesos.
Exchange controls may impair our ability to pay interest and principal on the New Notes.
The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. In addition, while all of our customer contracts are U.S. dollar-denominated, we require our Mexican customers that choose to pay us in Mexican pesos to deliver an amount of Mexican pesos equal to the current exchange rate for the purchase of U.S. dollars prevailing on the date of payment. If we were unable to exchange such Mexican pesos into U.S. dollars or were unable to obtain sufficient dollars, we would have difficulty meeting our U.S. dollar-denominated payment obligations. The effect of any such exchange control measures adopted by the Mexican government on the Mexican economy cannot be accurately predicted.
Payment of judgments against us would be in Mexican pesos.
In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of Mexico), an obligation in a currency other than Mexican currency payable in Mexico may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under the New Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we pay in Mexican pesos, holders may experience a U.S. dollar shortfall when converting Mexican pesos to U.S. dollars.

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
Organizational Structure

(1)	0.03% of SMVS Administración is owned by SMVS Servicios Técnicos.

(2)	0.03% of SMVS Servicios Técnicos is owned by SMVS Administración.
Business
Satmex is a significant provider of FSS in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites during a period of over 25 years. Our current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog.
Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and DTH television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. Some of our significant customers include: Hughes Network Systems, LLC, Telmex Perú, Teléfonos de México, S.A.B. de C.V., Hunter Communications, Inc., Newcom International, Inc. and Telefónica del Perú, S.A.A. Our top 10 customers had an average remaining contract life of over 30 months as of December 31, 2010, and our contract renewal rate for 2010 measured on a capacity basis (i.e., the total amount of MHz expiring annually) was nearly 100%.
We have experienced substantial growth in our revenue and Adjusted EBITDA over the last three years. Our revenue increased from $102.2 million for 2007 to $128.8 million for 2010, a cumulative annual growth rate, or CAGR, of 8.0%. Our Adjusted EBITDA grew from $56.1 million to $89.4 million over the same period, a CAGR of 16.7%. For 2010, our Adjusted EBITDA margin was 69.4% and we maintained an average combined capacity utilization rate for our Satmex 5 and Satmex 6 satellites in excess of 96%. The stability of our revenue is supported by multi-year contracts with our non-governmental customers, which are typically three to five years in duration and denominated in U.S. dollars. Our FSS revenue backlog, which is our expected future revenue under existing customer contracts, was approximately $220.7 million as of December 31, 2010.

Our FSS business serves a diverse group of customers in terms of the nature of their content, their ownership structure and their geographic location. We provide our services primarily to three types of customers who we believe will demand increasing transponder capacity and drive the expansion of the FSS industry in the Americas over the next decade:
•
Data and voice-over IP networks. Our data and voice-over IP networks services include voice and data backhaul for telecommunication companies as well as the sale of satellite transmission capacity to broadband Internet service providers, public communications carriers, government agencies and multinational corporations. Demand from private and public network providers in Latin America for broadband Internet services and cellular telephony backhaul is anticipated to be a strong source of future growth. Approximately 70.6% of our FSS revenue for 2010 was attributed to our data and voice-over IP network services.

•
Video. Our video distribution services include providing FSS to television broadcast networks, cable and DTH television operators and broadcasters of special events. The increased transmission of high-definition television, or HDTV, signals requires greater transmission capacity than standard television signals. We also expect continued demand for bandwidth as a result of increased offerings of television services by non-traditional providers offering bundled services (i.e., “triple play”), such as telecommunication companies. A third source of video demand growth is the trend towards a greater number of television channel offerings, driven by consumer demands for more diverse and specialized content. Approximately 22.7% of our FSS revenue for 2010 was attributed to our video services.

•
Government. Our government services include providing data and voice-over IP services to the public sector, the sale of satellite transmission capacity to national security networks and government-sponsored connectivity programs to provide broadband Internet access to rural and often remote geographic areas. Governments have experienced an increased need for commercial satellite communications services driven, in part, by expanded services for voice-over IP networks, disaster recovery, military, counterterrorism, anti-drug efforts and social programs. There has also been a trend of increased outsourcing of broadband services from government-owned to commercial satellite fleets. Approximately 6.7% of our FSS revenue for 2010 was attributed to our government services.

We provide FSS through our fleet of three satellites: Satmex 6, Satmex 5 and Solidaridad 2.
We primarily provide commercial FSS through Satmex 6 and Satmex 5, which generate materially all of our FSS Adjusted EBITDA. Satmex 5 and Satmex 6 have a total of 108 C- and Ku-band 36 MHz transponder equivalents. As of June 1, 2011, we estimate the remaining useful life of Satmex 6 was approximately 11.77 years and Satmex 5 was approximately 1.52 years. At present, Satmex 6 and Satmex 5 are insured with coverage of $288.0 million and $90.0 million, respectively. We have started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. We anticipate that the construction of Satmex 8 will be completed by July 2012 and that Satmex 8 will be in-service by the end of 2012. Satmex 8 has a design life of 15 years and will provide approximately an additional 45% of commercial transponder capacity compared to that of Satmex 5.
In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011 we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

We operate and monitor our satellite fleet from two specialized earth stations, or satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. The Mexican government granted us the Property Concession in order to use the land and buildings where our satellite control centers are located for an initial term expiring in October 2037, at which time the Property Concession may be renewed. The Property Concession also allows us to place our ground station equipment within telecommunications facilities that belong to the Mexican government. Operating two redundant satellite control centers in separate locations mitigates the risk of service interruptions.
We have a proven track record for operational and engineering reliability, built on over 25 years of experience in the FSS sector. Our Satmex 5 and Satmex 6 satellites have been highly reliable, delivering nearly 100% availability to our customers on such station-kept satellites in 2010.
In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer broadband satellite services through our 75%-owned subsidiary “Enlaces Integra” and programming distribution services through our “Alterna’TV” digital distribution platform.
Enlaces offers private networks for voice, video and data, as well as other value-added satellite services to a number of leading retailers, financial institutions and other commercial, governmental, educational and nonprofit organizations, primarily throughout Mexico. In order to provide these services, on January 20, 2000, Enlaces was granted the Network Concession to install and operate a public telecommunications network and the Value-Added Services Certificate. The Networks Concession is for a term of 30 years, subject to renewal pursuant to the Telecommunications Law. Enlaces generated $12.9 million of revenue in 2010, or 10% of our total revenue.
Alterna’TV offers Latin American programming to the U.S. fast-growing Hispanic community via DTH satellite and cable TV systems. As part of the “Alterna’TV” platform, we hold exclusive distribution rights in the U.S. to a number of Spanish-language television channels from various Mexican and South American programmers. Our “Alterna’TV” operations generated $10.1 million of revenue for 2010, or 7.8% of our total revenue.
We believe our desirable orbital locations, strong customer relationships and sizable backlog of contracted revenue underpin our established, predictable core business and position us to capitalize on the growing opportunities in the satellite industry.
Our Satellites
We currently hold the Orbital Concessions granted by the Mexican government to occupy three orbital slots, including 113.0° W.L., currently occupied by Satmex 6, 116.8° W.L., currently occupied by Satmex 5, and 114.9° W.L., currently occupied by Solidaridad 2.
Our satellites are in adjacent orbital locations with 1.9° of separation, which requires our clients’ infrastructure to comply with international regulations to avoid harmful interference among adjacent satellites and allow for the efficient operation of satellite networks. In May 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada.
We are required to provide certain transponder capacity on our three satellites to the Mexican government free of charge under our Concession Agreements. These agreements will require that we provide similar transponder capacity grants on Satmex 8 and Satmex 7. Set forth below are the current requirements by satellite and band.

Orbital Slot	Band	Total MHz
Orbital slot occupied by Satmex 6	C-	26.320
	Ku-	105.000
Orbital slot occupied by Satmex 5	C-	73.100
	Ku-	30.640
Orbital slot occupied by Solidaridad 2	C-	56.690
	Ku-	71.130
Total Satellite Capacity	C- and Ku-band	362.880

Satmex 6
Satmex 6 was launched on May 27, 2006 and initially placed into the 114.9° W.L. orbital location. On July 1, 2006, Satmex 6 completed its drift to its permanent orbital location at 113.0° W.L. Satmex 6 was manufactured by Loral and has a total of sixty 36 MHz transponder-equivalents, including 36 C-band and 24 Ku-band transponders. Satmex 6’s design life is 15 years. As of December 31, 2010, Satmex 6’s estimated remaining useful life was approximately 12.2 years, and as of June 1, 2011, was approximately 11.77 years.
Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our current fleet with approximately 50% more power than Satmex 5. Satmex 6 has hemispherical coverage in both C- and Ku-bands and provides coverage to over 90% of the population of the Americas.
On September 9, 2006, Satmex 6 experienced an unexpected resetting of its Attitude Controls Electronics-1 (ACE-1) unit. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the spacecraft lost earth-pointing capability until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that a software sequence timing problem caused the loss of earth-pointing capability. The satellite manufacturer developed and tested a software modification in an effort to prevent a recurrence of this problem, which was delivered to the Company and uploaded to the spacecraft on April 3, 2007.
On January 1, 2007, one of Satmex 6’s Ku-band amplifiers experienced a spontaneous shut-down. The Company followed manufacturer procedures and the affected channel was switched to a back-up amplifier to reestablish service. As a result, the redundancy in the Ku-1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels.
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
A helium gas leakage was detected on February 26, 2008. Further analysis confirmed an intermittent small leakage into the fuel tank since the satellite was launched. A series of re-pressurizations to the oxidizer and fuel tanks were performed on April 29, 2008, January 8, 2010 and April 22, 2010 to improve the mixture ratio and reduce the residuals of propellant at the end of life of the satellite. A new propellant budget dated November 1, 2010 was received from SS/L reflecting a reduction of 1.2 years in the propellant margin.
In connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo giving them the right to use two Ku-band and two C-band transponders on Satmex 6 through the end of Satmex 6’s remaining useful life. Due to the merger of Telesat and Loral on October 31, 2007, Telesat is now the beneficiary of this right.
Satmex 5
Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital location. Satmex 5, a BS 601 HP satellite, was manufactured by Boeing and has a total of forty-eight 36 MHz transponder-equivalents, including 24 C-band and 24 Ku-band transponders. As of December 31, 2010, Satmex 5’s estimated remaining useful life was approximately 1.9 years, and as of June 1, 2011, was approximately 1.52 years.
Satmex 5 has hemispherical coverage in both C- and Ku-bands and provides coverage to over 90% of the population of the Americas.
In connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo that gives them the right to use three Ku-band transponders on Satmex 5 until the end of Satmex 5’s remaining useful life. In addition, on September 18, 2007, Satmex and Loral Skynet entered into an operational agreement to establish the procedures for the use of the usufructo transponders. Since the merger of Telesat and Loral on October 31, 2007, Telesat has become the beneficiary of the usufructo rights granted to Loral Skynet. The usufructo will not continue on Satmex 8 after it replaces Satmex 5.

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
Our Satmex 5 satellite was launched with a primary and a secondary Xenon Ion Propulsion System (XIPS), each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. Satmex 5 is also equipped with a redundant, independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. Primary XIPS system was used beginning in May 2005 due to the failure of the secondary XIPS. Due to thermal restrictions some biprop inclination maneuvers were executed to supplement the inclination correction. On January 27, 2010, the primary XIPS on Satmex 5 experienced an unexpected shutdown. In coordination with the manufacturer a set of tests were applied to primary XIPS system and based on the test results, we concluded that the primary XIPS system was no longer available. On March 24, 2010, a process of Xenon gas expulsion was initiated to reduce the satellite weight. Satmex 5 is now using the independent chemical propulsion system.
In order to provide continuity of services following the end of the useful life of Satmex 5, we have entered into a satellite construction agreement with Loral, effective April 1, 2010, for the construction of the Satmex 8 satellite that will replace Satmex 5 before the end of its useful life. In addition, we have entered into a launch services agreement with ILS for the launch of Satmex 8. We currently anticipate launching Satmex 8 in the third quarter of 2012.
Solidaridad 2
Solidaridad 2 was launched on October 7, 1994 and occupies the 114.9° W.L. orbital location. Solidaridad 2 was manufactured by Boeing and has a total of forty-eight 36 MHz transponder-equivalents, including 24 C-band and 24 Ku-band. In addition, Solidaridad 2 has one L-band transponder, which provides capacity to an agency of the Mexican government free of charge.
During 2007, 38 customers were migrated from Solidaridad 2 to Satmex 6 and Satmex 5, leaving only three customers remaining under Solidaridad 2 by March 2008.
In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011 we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.
As part of our strategy to provide our customers with additional capacity and improved capabilities and services, we currently anticipate constructing a new satellite, Satmex 7, to occupy Solidaridad 2 orbital location. See “Business — Future Satellite (Satmex 7).” After Satmex 8 is launched, we currently anticipate transferring Satmex 5 to the orbital slot currently occupied by Solidaridad 2 until the end of Satmex 5’s remaining useful life in order to avoid suspension of the use of such orbital slot under ITU Radio Regulations.
Satellite Under Construction (Satmex 8)
On April 1, 2010, we initiated a program for the design and construction of a new satellite, to be named Satmex 8, by executing the Satmex 8 ATP with Loral. In connection with the Satmex 8 ATP, we paid Loral $2.0 million that is non-refundable and credited towards the cost of the design and construction of Satmex 8. Satmex 8 is a 64 C- and Ku-band transponder satellite, which will replace Satmex 5. We anticipate that the Satmex 8 program will cost approximately $331.6 million, including construction, launch and insurance. As of December 31, 2010, we had spent approximately $63.1 million in connection with the Satmex 8 program.

The design life of Satmex 8 is 15 years. The satellite is based on the Loral LS-1300 platform, a space-proven platform for a wide range of satellite services and an industry leader in power, performance and reliability. The 1300 series was first introduced in the mid-1980s and has been in constant evolutionary development to deliver increasingly higher power, greater flexibility and longer mission life. The LS-1300 platform has been used in over 60 satellites currently in orbit or under construction. Satmex 8 will be designed to provide comparable power levels and coverage over the Americas to those of our existing satellites, Satmex 6 and Satmex 5.
On May 7, 2010, we entered into the Satmex 8 Satellite Agreement with Loral retroactive to the Satmex 8 ATP execution date (i.e., April 1, 2010) for the design, construction and delivery of Satmex 8 ready for shipment to the launch site by July 1, 2012. As of June 1, 2011, construction of Satmex 8 was approximately two months ahead of schedule.
Because the payments required under the Satmex 8 Satellite Agreement would have exceeded the amount of capital expenditures allowed under the indentures governing the Old Notes, on May 7, 2010 we executed a waiver with the holders of the Old Notes in order to enter into the definitive construction agreement and a satellite launch agreement for Satmex 8. We intend to use a portion of the net proceeds of the Transactions and cash flow from our operations to fund the remaining costs of Satmex 8.
On December 23, 2010, we entered into a launch services agreement with ILS for the launch of Satmex 8, which requires that we pay in full for these services prior to launch date. Both parties have the right to adjust the launch date subject to certain payments. We anticipate that Satmex 8 will be fully operational and that substantially all of Satmex 5’s customers will have been transferred to Satmex 8 before the end of 2012.
Future Satellite (Satmex 7)
As part of our strategy to further expand our capacity to capitalize on growing demand we initiated a program for the design and construction of a new satellite, to be named Satmex 7. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services. We formally initiated the Satmex 7 program by executing an Authorization to Proceed (“Satmex 7 ATP”) with Loral in June 2008. The Satmex 7 ATP is an interim step in the process to enter into a definitive agreement with Loral for the construction of Satmex 7, but does not create any obligations for us beyond $2.6 million already paid to Loral. We currently anticipate that construction of Satmex 7 will begin in two to three years; however, we have not entered into any definitive agreements related to the Satmex 7 program.
On October 2, 2009, Satmex assigned the Satmex 7 ATP to Alterna’TV Corporation, but Satmex remains jointly and severally liable for Alterna’TV Corp.’s obligations. Satmex unconditionally guaranteed the due and punctual performance by Alterna’TV Corp. of all the present and future undertakings and obligations to Loral under the ATP Satmex 7. The term of the Satmex 7 ATP has been extended to December 31, 2011.
Services
We provide satellite capacity for the following major applications:
Telecommunications Transmission Services
We provide satellite capacity to public telecommunications carriers. Satellite capacity is an efficient way to complement such carriers’ data and voice-over IP networks. In addition, satellite capacity allows certain telecommunications carriers to comply with their concession requirement to provide coverage over specific areas of a country, including remote and rural areas where extending coverage of terrestrial networks is cost-prohibitive. Satellite capacity also permits such carriers to deploy and expand mobile cellular backhaul services and satellite broadband connectivity.
We provide satellite capacity for domestic and international telecommunications transmission services to public networks (i.e., carrier networks), fixed and cellular telecommunications companies and private telecommunications networks (typically used for private corporate communications). We believe the demand for cellular data services and the increased demand for bandwidth related thereto will continue to increase given the expansion of third generation (3G) wireless technology and other technologies in Latin America. These networks belong to companies across the spectrum, including energy, finance, industrial, commercial operations, governmental, educational, transportation, tourism and media. Satellite transponders can be shared among several users so companies may lease channels, circuits or fractions of a transponder.

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
We also provide satellite capacity to domestic and regional communications centers in Latin America. Many businesses and organizations currently use satellite communications networks for certain of their communications needs. Retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automated teller machines (ATMs) to processing computers. News agencies use satellite networks to distribute information continuously to numerous locations.
Integrators
We offer transponder capacity to integrators that offer end-to-end satellite services for two types of communications networks: (a) international digital service networks; and (b) very small aperture terminal (“VSAT”) networks. International digital service networks are used by customers that have bi-directional high speed and relatively steady flows of information to and/or from all of the points in the network. International digital service networks, however, require dedicated, permanent, and robust communications links to each site due to their large transmission requirements. VSAT networks, on the other hand, use very small antennas that often are placed on rooftops and which are utilized by customers that need to send short bursts of data over the network for relatively short intervals of time. VSAT networks use sophisticated signal protocols, such as Time Division Multiple Access technology, to maximize the use of available spectrum capacity.
Broadband Internet Service Providers
We provide satellite capacity to deliver high-speed satellite-based Internet connectivity, offering a variety of configurations, throughout most of the Americas. Our fleet provides an efficient means by which Internet Service Providers, service integrators, infrastructure enablers, universities, governments and other corporations may utilize Internet-related applications. The benefits of satellite transmission include faster network deployment and configuration, high data throughput, ubiquitous coverage, low cost and highly reliable service. We believe that these benefits, together with Latin America’s limited infrastructure, geographic dispersion and low population density indicate that demand for Internet connectivity via satellite, in both the consumer and corporate markets, will stimulate steady growth in the future.
Broadcasting and Video Distribution Services
Satellite capacity is utilized for broadcasting transmission services by various domestic and international networks for both point-to-point and point-to-multipoint distribution of television programs, video signals and other services (including distance learning, business television, special events and satellite news gathering). Customers include private and state-owned broadcasting networks, cable television programmers, content distributors and DTH operators.
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

Video distribution is a natural application for satellite capacity, as it is a point-to-multipoint application. While the use of satellite DTH television systems is common, television channels also use satellites to distribute their content to cable operators that downlink their signals. In recent years, digital compression technology has optimized the efficiency of satellite capacity by compressing signals to operate within a smaller bandwidth. However, other recent developments have offset this impact, including services such as HDTV that require more bandwidth than regular television.
Enlaces (Broadband Satellite Services)
Enlaces was formed in 1998 as a joint venture between Naturalis, S.A. de C.V. (formerly Principia, S.A. de C.V.) and Loral to leverage our infrastructure and offer integrated communication solutions to clients. The Mexican government granted Enlaces the Network Concession in January 2000. In 2000, Enlaces’ shareholders invested $2.8 million and built a teleport in Mexico City. Subsequently, in November 2000, Enlaces obtained the Value-Added Services Certificate to utilize the public networks of Telmex, Enlaces, Avantel Infraestructura, S.A., Maxcom Telecomunicaciones, S.A. de C.V. and AT&T to provide Internet access services (including hybrid satellite/terrestrial services and direct satellite two-way services), e-mail and multimedia services (including content delivery, commercial kiosks and television private channels) using Web, IP Multicast and Digital Video Broadcasting (“DVB”) technologies, excluding in all cases real time delivery. The Value-Added Services Certificate was extended for an indefinite term in 2005.
In June 2001, Enlaces began commercial operations using HNS’ technology as its network platform, offering satellite broadband services through a Time Division Multiplexing/Time Division Multiplexing Access (“TDM/TDMA”) platform and VSAT. Enlaces’ Network Concession and Value-Added Services Certificate allow it to offer a series of value-added applications ranging from broadband Internet services to video, data and private network services, all with high-quality service levels and permanent point-to-multi-point primary and redundant connectivity. Enlaces currently has contracts covering more than 20,000 client nodes and, according to our estimates, is a major satellite broadband service provider for the enterprise market using VSAT technology in Mexico with approximately 29% market share. We believe that Enlaces constitutes an established and profitable platform for growth in the Latin American enterprise and government segments.
On November 30, 2006, as part of our comprehensive restructuring process, we capitalized $7.4 million owed to us by Enlaces and acquired 75% of all of its issued and outstanding capital stock. The remaining 25% of Enlaces’ outstanding capital stock is owned by two unaffiliated third parties. Enlaces’ revenue is derived from mainly two customers (Globalstar de México, S. de R.L. de C.V. and Grupo Wal-Mart, S.A. de C.V.) that amounted to approximately 52% and 47% of its revenues for 2009 and 2010, respectively.
In December 2007, the U.S. Federal Communications Commission, or the FCC, granted Enlaces a “blanket” license to operate up to 1,000 VSATs and authorized those VSATs to communicate with Satmex 6. Enlaces may use this license to provide VSAT services to Mexican companies with operations in the U.S.
During 2009, Enlaces obtained trademark and slogan registration from the Instituto Mexicano de la Propiedad Industrial (Mexican Institute of Industrial Property) for a term of 10 years beginning February 2009 and July 2009, respectively.
In August 2009, Enlaces relocated its corporate office to Rodolfo Gaona No 81, Piso 2, Colonia Lomas de Sotelo, Federal District of Mexico, C.P. 11200.
“Alterna’TV” (Programming Distribution Services)
Alterna’TV International Corporation (“Alterna’TV International”), a Delaware corporation, is a wholly owned subsidiary of ours formed in the State of Delaware on May 21, 2009.
Since January 1, 2010, Alterna’TV International has been carrying out the operations of “Alterna’TV,” our programming distribution services business unit with exclusive distribution rights of selected Spanish-language programming to diversify our revenue sources. “Alterna’TV” brings together Latin American programmers that have not previously accessed U.S. distribution channels for their programming. “Alterna’TV” distributes this programming to broadcast and pay-television operators, such as DirecTV and Comcast Cable Communications (“Comcast”), CSC Holdings, Inc. and Time Warner Cable, Inc., which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences. “Alterna’TV’s” largest customers are DirecTV and Comcast, which represented 54% and 21% for 2009, respectively, and 34% and 30% for 2010, respectively.

We have secured exclusive distribution rights in the U.S., Puerto Rico and Canada for Spanish-language programming with 10 carefully selected Latin American channels. Programming includes professional and amateur sports from Mexico and Puerto Rico, arts, Mexican movies and general programming from Argentina, Bolivia, Chile, the Dominican Republic, Ecuador, Paraguay, Uruguay and Venezuela. Because this programming originates in Latin America, we believe that it is desirable to Hispanics emigrating from the region and currently living in the U.S.
“Alterna’TV” also offers these Latin American programmers the sales and marketing activities necessary to promote their channels throughout the U.S. to broadcast, cable and satellite television companies as well as the technical platform necessary to distribute the signals across the U.S.
We transmit the programming via satellite from the regional programmer to our teleport partner, Encompass Digital Media, Inc., which provides signal origination services (including signal multiplexing, conditional access and signal quality monitoring) that meet industry standards. Broadcast, cable and satellite television operators in the U.S. (including DirecTV, Charter Communications Holding Company LLC, Comcast and others) can choose to receive any of these channels, which are then added to the operators’ Hispanic-oriented programming packages.
Through “Alterna’TV,” we provide programmers from across Latin America with a fully integrated solution to distribute their programming in the U.S. allowing them to take advantage of the growing opportunities in the U.S. Hispanic market with both cable and satellite operators. “Alterna’TV’s” choice of channels is geared to satisfy the preference for regionally-developed, Spanish-language programming among Hispanic audiences living in the U.S. Broadcast, cable and satellite TV operators can easily incorporate this regional programming into their current programming offering.
“Alterna’TV” has diversified its revenue sources by selling advertising space on our partners’ channels. In addition, “Alterna’TV” is trying to expand its services to Latin America.
Orbital Coordination
Our satellites are adjacent to each other working at 1.9° of separation. Although each of our orbital slots is currently occupied by one satellite, additional satellites can occupy the positions upon approval of the SCT. Other satellites adjacent to our satellites are also working at 1.9° of separation. As a result of the positioning of our satellites, international coordination is required and it is important that our clients’ infrastructures comply with international regulations in order to avoid adjacent satellite interference.
Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation have a framework within which they may serve their domestic markets and at the same time provide competitive services to the markets of the U.S. and Latin America without interference (assuming they obtain all required regulatory approvals, and coordinate with, or otherwise avoid harmful interference from, operators from other nations). In August 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the Canadian government and its operator Telesat to include the radio frequency characteristics of Satmex 6. As a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. In February 2005, the U.S., acting through the FCC, approved the trilateral (MEX-CAN-USA) agreement modification, which is subject to notification by the ITU, in order to effect the exchange of orbital positions. As part of these coordination discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of the U.S. and Latin America. This new coordination agreement has been implemented in accordance with the rules of the ITU.

We have coordination agreements with SES Americom, Inc., EchoStar, Telesat Canada, PanAmSat Corporation, Loral Skynet and SES Satellites (Gibraltar), Ltd., for the operation of our orbital positions.
Landing Rights
We are typically required to obtain landing rights to provide satellite services in countries in which we operate. We have secured landing rights to provide satellite services to more than 45 nations and territories.
In order to operate in the U.S., we must be authorized by the FCC to access the U.S. market. Currently, we hold such authority with respect to Solidaridad 2, Satmex 5 and Satmex 6, which are listed on the “Permitted Space Station List” of the FCC. Any U.S.-licensed earth station with an “ALSAT” designation is permitted to access any space stations on the Permitted Space Station List — including our satellites — in specified frequencies that we use to provide FSS and DTH in the C- and Ku- bands.
In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide FSS in Canada. Subsequently, in May 2010, Satmex 6 was added. In 2005, the Canadian Radio-Television and Telecommunications Commission granted us a license to provide basic international telecommunications services in Canada. In November 2010, pursuant to changes in the Canadian telecommunications law, we initiated the application to amend the Basic International Telecommunications Services, or BITS, license with Industry Canada. We obtained this license in March, 2011 and are now able to provide telecommunication services throughout Canada in addition to our satellite capacity.
In July 2002, our subsidiary in Brazil, Satmex do Brasil Ltda., began operations, and we currently have landing rights to deliver services with Satmex 5 and Satmex 6 in Brazil.
In February 2007, we registered a branch in Argentina in order to request landing rights for Satmex 5 and Satmex 6 pursuant to a reciprocity agreement. On July 22, 2008, the Argentine Comisión Nacional de Comunicaciones returned our file and provided a favorable opinion to the Secretaría de Comunicaciones. However, the landing rights have not yet been granted and may not be granted to us. Currently, we operate in Argentina through a commercial agreement in effect with Empresa Argentina de Soluciones Satelitales (“ArSat”).
Satellite Control Centers and Property Concession
Once a satellite is placed in its orbital location, specialized earth stations monitor its function, control and positioning through the end of its in-orbit lifetime. Under the terms of our Property Concession, we operate our satellites through two satellite control centers covering an aggregate of 34,052 square meters. The first, or “Primary Control Center,” is located in Iztapalapa, Mexico City, Mexico and, the second, or “Alternate Control Center,” is located in Hermosillo, Sonora, Mexico. These centers are designed to monitor user frequencies and to ensure that our satellites are operating within established parameters and are correctly positioned to generate the anticipated footprint. By law, control centers must be located within Mexico.
Each of our Primary and Alternate Control Centers is composed of buildings that house:
•	telemetry, tracking and control systems;

•	an equipment maintenance area;

•	a communications signal monitoring area;

•	a dynamic simulator, which allows for the simulation of spacecraft dynamics and control maneuvers; and

•	antennas for satellite control and carrier monitoring.

The Primary and Alternate Control Centers each form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite service systems. In addition, in Iztapalapa we are the only occupant of the buildings that house the Primary Control Center.
We own the equipment within the Primary and Alternate Control Centers and the Mexican government owns the land and buildings that house each center. The Property Concession granted to us by the Mexican government allows us to use these land and buildings. The term of the Property Concession, which was granted on October 15, 1997, is the longer of 40 years and the term of the Orbital Concessions. The Property Concession may be renewed. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually, consistent with changes in the Indice Nacional de Precios al Consumidor (Mexican Consumer Price Index). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The most recent appraisal was performed on September 28, 2007. The appraisal is performed by the Secretaría de la Función Pública (Ministry of Internal Control). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For 2008, 2009 and 2010, our rental expense under our Property Concession was $504,229, $433,806 and $480,434, respectively.
On May 14, 2010, the SCT issued an amendment to the Property Concession, according to which we may, with the prior authorization from the SCT, lease or give under a commodatum (i.e., rent-free lease) agreement, segments of the Primary and Alternate Control Centers to third parties, as long as such segments are used for activities related to the subject matter of the Property Concession. This amendment will allow us, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT.
Properties
We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which our two satellite control centers are located together with certain other related properties. See “Business — Satellite Control Centers and Property Concession” above.
We lease office space under a non-cancelable operating lease that will expire in December 2013. This office is located at Avenida Paseo de la Reforma 222, floors 20 and 21, Colonia Juárez, Federal District of Mexico and consists of approximately 15,800 square feet. We also lease office space to carry out the operations of “Alterna’TV” in the U.S. under a lease that will expire in May 2016.
Insurance
The New Indenture will require that we and our restricted subsidiaries maintain in-orbit insurance and launch insurance. Our in-orbit insurance coverage for Satmex 5 is $90.0 million, subject to adjustment for partial loss claims, and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity. Consistent with market practice, our policy for Satmex 5 (a) takes into account the remaining useful life of the satellite to determine the maximum amount payable to us in connection with a partial loss claim (b) excludes coverage for loss caused by or resulting from the Channel 1C anomaly detected in October 2004 and (c) excludes coverage for the XIPS and any related systems. Accordingly, the XIPS failure of Satmex 5, experienced on January 27, 2010, was not insured. Satmex 5’s insurance policy expires on December 5, 2011 and is based on prevailing market terms and conditions.
The in-orbit insurance for Satmex 6 is $288.0 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. It is based on prevailing market terms and conditions and also expires on December 5, 2011.
Our policy for Satmex 6, as is customary in the industry, takes into account the remaining useful life of the satellite to determine the maximum amount payable to us in connection with a partial loss claim.

The insurance policies on Satmex 5 and Satmex 6 include additional customary exclusions, including exclusions for losses related to:
•	military or similar actions;
•	anti-satellite devices;
•	governmental actions;
•	nuclear reaction or radiation contamination;
•	willful or intentional acts by us or our contractors;
•	loss of income, indirect and consequential damages; and
•	third-party claims against us.
We have not renewed the in-orbit insurance for Solidaridad 2 because its geostationary end of life was expected to occur in 2009 and a potential uninsured loss of this satellite would not have a significant effect on our results of operations and financial condition, as most clients of Solidaridad 2 have already been migrated to Satmex 6.
We intend to obtain in-orbit insurance for Satmex 8 for the lesser of (i) $350.0 million and (ii) the actual costs incurred in connection with the design, construction, and launch of Satmex 8 (but in no event less than the principal amount of the notes outstanding), except that 24 months after Satmex 8 is operational, we may reduce the amount of insurance to the depreciated book value of Satmex 8.
The Primary and Alternate Control Centers are covered by insurance policies against risks to the buildings and their contents, including the antennas and equipment. To date, no significant claim has been made against the insurance policies covering the control centers or the insurance policies covering our current fleet of satellites.
Customers
We have a broad customer base that includes private and state-owned broadcasting networks, cable television programmers, DTH operators and public and private telecommunications networks belonging to customers in the financial, industrial and commercial, government, transportation and tourism, educational and media industries. A large portion of our revenues are derived from a small number of customers.
Our top 10 customers represented approximately 55%, 53% and 50% of our total revenues for 2008, 2009 and 2010, respectively. Our largest customer is HNS, representing 23%, 20% and 17% of our total revenue for 2008, 2009 and 2010, respectively. In order to connect end user satellite dishes to a satellite, DTH operators are required to point each of their satellite dishes at a particular satellite. We believe HNS has tens of thousands of customers that point their satellite dishes at our satellites. If HNS were to switch satellite providers, re-pointing each of those satellites could be logistically difficult and costly. Other significant customers include Telmex Perú, S.A., Teléfonos de México, S.A.B. de C.V., Hunter Communications, Inc. and Newcom International, Inc.
Approximately 37%, 36% and 35% of our total revenue for 2008, 2009 and 2010, respectively, was generated from customers in Mexico. For 2008, 2009 and 2010, approximately 44%, 40% and 38%, respectively, of our total revenue was generated from customers in the U.S. The remainder of our total revenue was generated primarily from South America.
The following table shows the total revenue generated by our U.S., Mexican, and other customers for 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
U.S.	$50,285	$50,742	$48,379
Mexico	42,032	43,702	45,660
Other	22,402	30,595	34,723

Total	$114,719	$125,039	$128,762

(In thousands of U.S. dollars)

For “Alterna’TV,” two customers (DirecTV and Comcast) represented 75%, 75% and 64% of its revenue for 2008, 2009 and 2010, respectively. For Enlaces, two customers (Globalstar de México, S. de R.L. de C.V. and Grupo Wal-Mart, S.A. de C.V.) represented 52%, 52% and 47% of its broadband services revenues for 2008, 2009 and 2010, respectively. Revenue from the Mexican government represented approximately 4% of our total revenues for 2008, 2009 and 5.6% for 2010.
Sales and Marketing
Sales Force
Our sales force is divided into market segments and geographic markets. The division of our sales force along these lines results in a sales force that is highly knowledgeable about, and experienced in, a particular segment and geographic market. The majority of our sales force is fluent in Spanish and English, enabling them to communicate effectively with both domestic and English-speaking foreign customers. Because our satellites have broad international footprints and landing rights, our sales force is able to market our satellites’ capabilities effectively to the major broadcasting and telecommunications companies in various countries.
“Alterna’TV’s” service has a direct sales force to sell our programming to pay-television distributors.
Enlaces’ sales force is currently composed of one director and five sales managers servicing over 50 customers as well as retained commercial agents and authorized distributors. In addition, Enlaces has entered into sales agreements with most of the major terrestrial carriers in Mexico.
Pricing
We believe that our existing prices are competitive with those of other satellite operators and may vary depending on, among other things, the term of a contract and/or the capacity involved.
Under the Telecommunications Law, entities that are not deemed by Mexican law to be a dominant service provider are permitted to establish rates, terms and conditions for services in Mexico except that prior to rates becoming effective they must be filed with COFETEL. If an entity is deemed a dominant service provider, the Mexican government may specify maximum prices, minimum service quality and certain informational requirements. We are not deemed to be a dominant service provider and believe our space segment prices throughout the region are comparable to those offered by other satellite operators across the region. In addition, we believe that our existing “Alterna’TV” prices are comparable to those of other niche channels that target the U.S. Hispanic market.
Enlaces’ pricing structure is determined on a project-by-project basis based on specific network designs, the number of sites (VSATs) that the network will utilize and the bandwidth allocated to provide the requested services. We believe that this provides Enlaces with flexibility to offer prices that are competitive with other options available in the market, including terrestrial networks. As part of its strategy to start selling through authorized distributors, Enlaces has developed pricing rate cards for some standardized products.
Contracts
The terms of our customer contracts range from one year to the end of the useful life of the applicable satellite. Early termination of a contract has a related penalty payment associated with it except with respect to our Mexican government customers.
All of our customers have service contracts denominated in U.S. dollars that require payment during each month for which satellite service is provided. Mexican customers, including the Mexican government, may elect to pay in Mexican pesos in an equal amount to the applicable exchange rate. Any late payment is generally subject to an interest charge. Nearly all of our customers are required to make monthly payments in advance. Our U.S. dollar pricing mitigates the effect of potential devaluation in our Latin American markets. Nonetheless, in addition to any foreign exchange controls in the region, a significant devaluation of the Mexican peso or other Latin American currencies could adversely affect our customers’ demand for our services or their ability to pay for them.
The term of our current “Alterna’TV” contracts with programmers range from five to 10 years. Most contracts have an automatic three year extension. The term of our current “Alterna’TV” contracts with pay- television distributors range from five to 10 years. These customers pay per-subscriber between 45 and 60 days after the end of the billing period.

The term of Enlaces’ contracts with customers range from 12 to 36 months. The period is related to the size of the networks and the amount of space segments assigned. Typically, larger customers enter into long-term contracts. Our contract renewal rate is above 90%. The contracts include one-time charges related to hardware purchases and monthly fees associated with services. The equipment is invoiced and paid in advance prior to delivery. The market is beginning to drive a change in this business model as customers are requesting the option to lease, rather than purchase, the equipment. Some of Enlaces’ competitors have already begun offering this option. The services are billed monthly and generally at a flat rate. Enlaces is considering offering its prospective customers the option of leasing, rather than buying, the needed equipment. In these cases, it is anticipated that the leasing agreement will be executed through a third party. During 2008, 2009 and 2010, Enlaces faced a reduction in profit margin due to contract renewals and pricing competition.
Competition and Markets
Competition
We face competition from satellite operators in the Americas. As of December 31, 2010 there were more than 65 satellites offering services similar to ours to the Americas. The U.S. commercial satellite market is currently dominated by two major competitors: Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES (through its SES World Skies division). Intelsat, Ltd. (including its wholly-owned subsidiary PanAmSat Corporation) has more than 50 satellites, of which more than 30 totally or partially serve the Americas market. SES, S.A. has a fleet of 40 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates one satellite (Mexsat-3) with 12 active extended C- and Ku-band transponders. Mexsat-3 will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat Canada, Grupo Hispasat, S.A., Hispamar Satélites S.A., and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Movil). We believe that an additional 377 36 MHz transponder equivalents in the C- and Ku-bands, including Mexsat-3, will be launched in the period between 2011 through 2014 in our market. In addition, these or other operators could make use of newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc., HNS and Hispasat already have announced plans to launch service using such frequencies.
We also face competition from land-based telecommunications services providers who can generally provide fiber optic services at a lower cost for point-to-point applications.
Enlaces and our “Alterna’TV” business division also operate in highly competitive environments. “Alterna’TV” faces competition from large media companies, such as News Corporation, Discovery Communications, Viacom, NBC Universal and Univisión, and from niche channels, such as Sur Corporation, that target very specific Hispanic communities in the U.S. The main competition is for available space within the pay-television distributors’ Spanish-language tiers.
In the government segment, Enlaces faces competition from Globalsat and Pegaso, which are in partnership with Intelsat for the provision of satellite capacity. Additionally, two new competitors, Red52, S.A. de C.V. and Elara Networks, S.A. de C.V., were granted a public network concession by the Mexican government.
In the corporate market segment, Enlaces faces competition from terrestrial network services providers such as Teléfonos de México, S.A.B. de C.V., Axtel, S.A.B. de C.V. and AT&T and, to a lesser extent, from companies such as British Telecom (formerly Comsat), Pegaso and Globalsat, which offer similar services but focus primarily on SOHO markets. Telmex and British Telecom both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access product and, recently, GPRS and 3G. However, VSAT network technology provides several advantages over terrestrial connectivity due to its independence from terrestrial networks. We believe that the corporate segment has strong growth potential and that Enlaces is strategically positioned to capitalize on such potential and further increase its current market share. Enlaces maintains its role as a major market participant by offering competitive prices, broader coverage and value-added services (i.e., video multicast and content delivery, among others).
Although we face competition from various satellite operators, we believe clients prefer to diversify their risk by contracting with more than one satellite operator. We believe our hemispheric coverage and high-powered satellites allow us to compete with other satellite operators in the segments and regions in which we operate.

Employees
We have two indirectly wholly-owned subsidiaries that we use to employ the persons providing services to Satmex. Our subsidiary SMVS Administración employs our management and administrative personnel while our subsidiary SMVS Servicios Técnicos (collectively, the “Employee Subsidiaries”) employs our technical personnel whom are members of the Sindicato de Trabajadores de la Industria de la Radiofusión, Televisión, Similares y Conexos de la República Mexicana (the “Television and Radio Labor Union”). As of December 31, 2010, the Employee Subsidiaries directly employed 161 employees, including our Chief Executive Officer, seven members of our senior management, 108 administrative personnel and 45 members of the Television and Radio Labor Union. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.
In addition, in December 2007, we formed HPS Corporativo, S. de R.L. de C.V. (“HPS Corporativo”), an indirectly wholly-owned subsidiary, to provide human resources support to Enlaces by employing its personnel in all functions. The persons working at Enlaces are now employed through this subsidiary. HPS Corporativo’s number of employees, as of December 31, 2010, was 47.
We have two collective bargaining agreements with the Television and Radio Labor Union. Each collective bargaining agreement has an indefinite term. Under Mexican law, however, the collective bargaining agreements may be reviewed yearly by the parties for adjustments to salaries and once every two years for adjustments to other provisions of the agreement. These collective bargaining agreements currently provide for, among other things, union exclusivity; a maximum workweek of 40 hours; company medical and union life insurance; statutory retirement-related severance payments of 14 days pay for each year worked (in addition to general statutory severance benefits guaranteed by Mexican Labor Law); a statutory Christmas bonus equal to 34 days of pay; employer-funded social security contributions and a Sunday pay rate premium of 35%. The collective bargaining agreements also provide for benefits in addition to those statutory minimum benefits provided for under Mexican Labor Law, such as vacation premiums, transportation bonuses, education subsidies and medical expenses. However, we believe that all benefits are within industry standards.
Regulation
Regulatory Framework within Mexico
Providers of satellite services to or within Mexico and the use of orbital slots licensed by the Mexican government are subject to the requirements of the Telecommunications Law. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the SCT, pursuant to an auction process. Such concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to a maximum of 49% of the full-voting stock of such a corporation; provided, however, that upon approval of the Ministry of Economy, these corporations may issue “neutral investment” shares, with limited voting rights, that may be held by foreign investors in excess of the 49% limitation. Under the Foreign Investment Law, the “neutral investment” shares are not considered when determining the level of foreign investment participation in a corporation.
In addition, our operations are subject to the regulations of (a) the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain, as well as the terms of the Rescate contained in our Property Concession; (b) the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment) together with other Mexican environmental laws; (c) the Ley Federal de Competencia Económica (the Federal Economic Competition Law); (d) the Ley de Vías Generales de Comunicación (the Law of General Means of Communication) and (e) other international treaties, laws, rules, regulations and decrees.
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

The rules promulgated pursuant to the Telecommunications Law require licensees of satellites intending to provide telecommunications services through one or more transmitting earth stations of their own to obtain a separate license to construct and operate a public telecommunications network. Where the satellite operator intends to provide telecommunication services to any person not holding a public telecommunications network concession or permit, it must provide such services only through an affiliate or subsidiary that holds a separate concession or permit.
Mexican laws currently allow competition in the provision of (a) Mexican FSS by any duly licensed Mexican satellite operators and (b) any foreign licensed satellite operators in the provision of international FSS, DTH FSS and broadcast satellite services. The Mexican government has liberalized its regulatory environment to allow non-Mexican satellite companies to provide satellite services in Mexico.
The Orbital and Property Concessions
The Mexican government has awarded us the following concessions:
•	the Orbital Concessions providing the right to occupy each of three orbital slots (one concession per orbital slot) and the use of the associated C- and Ku- radio-frequency bands; and
•	the Property Concession providing the right to use the buildings and areas where the control centers are located.
The Orbital Concessions currently include the right to use the 113.0° W.L., 114.9° W.L. and 116.8° W.L. orbital slots and associated C- and Ku- radio-frequency bands. At the time of our privatization, we were granted a concession to use the 109.2° W.L. orbital slot and as a result of the negotiations between the Mexican and Canadian governments in 2003 we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if upon a specific procedure and upon a non-appealable final resolution, the Comisión Federal de Competencia (Federal Competition Commission of Mexico), or COFECO, determines that we have substantial power in the relevant market, COFETEL may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross-subsidies and engaging in discriminatory practices.
As part of the three Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C-band and 206.77 MHz in Ku-band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved to the Mexican government will be defined by the SCT according to applicable law and regulations. Additionally, we are required to operate the L-band subsystem owned by the Mexican government (through Telecomunicaciones de México, or Telecomm) until the end of life of Solidaridad 2. Neither Satmex 5 nor Satmex 6 has any L-band transponders.
Solidaridad 2 has been operating in inclined orbit since March 1, 2008 in order to extend its useful life. As of December 31, 2010, the Mexican government has not procured an L-band replacement satellite and has confirmed that no L-band payload in Satmex 7 would be required.
Under the Orbital Concessions, we are required to, among other things:
•	carry out research and development in Mexico;
•	maintain satellite control centers within Mexico and preferentially staff them with Mexican nationals; and
•	maintain satellite services continuously and efficiently.
As security for the performance of our obligations under each Orbital Concession, we were required to post and must maintain a surety bond payable to the Federal Treasury of Mexico with respect to each Orbital Concession. The amount of this surety bond is adjusted each year in order to reflect inflation variations in Mexico.
In May 2011 the Mexican Government extended the concessions until 2037 without payment to the Government and maintaining Satmex’s same conditions for continuing exclusive use of existing C and Ku bands by Satmex, but eliminating the right to request the future use of planned or extended C and Ku bands. We have initiated a process with the SCT either to recover such right to request or to replace it with the right to use a Ka band in certain conditions. We cannot assure you that such request will be resolved favorably to us.

Except in limited circumstances, pursuant to the terms of the Orbital Concessions, we must notify the SCT and COFECO prior to issuing and selling any shares that represent 10% or more of our outstanding common stock and must identify the potential purchaser. Within 30 days of receipt of such notification, the SCT may object to the issuance or sale.
Under the Telecommunications Law, an Orbital Concession will terminate if:
•	the term of any such Orbital Concession expires;
•	we resign our rights under any such Orbital Concession;
•	the SCT revokes any such Orbital Concession;
•	the Mexican government, through the SCT, terminates any such Orbital Concession through a proceeding called “Rescate;” or
•	we become subject to liquidation or bankruptcy (quiebra).
The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:
•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;
•	our taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;
•	our failure to satisfy the terms or conditions set forth in the Orbital Concessions (including the failure to deliver the free satellite capacity reserved to the Mexican government);
•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;
•	change of nationality; or
•	the assignment, transfer or encumbrance of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law.
In the event any of the Orbital Concessions is revoked by the SCT, no compensation will be paid to us. In addition, we would not be eligible to receive new telecommunications concessions or permits for a five-year period from the date the resolution of revocation becomes final and non-appealable.
The SCT also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate,” in which case we would be entitled to receive compensation pursuant to article 19 of the Ley General de Bienes Nacionales (the General Law on National Assets). As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In the event of a Rescate, we would be entitled to keep our assets, equipment and installations used in connection with the Orbital Concessions only to the extent such assets, equipment and installations are not useful to the Mexican government; however, the value of such assets, equipment and installations would not be included in the compensation.
Pursuant to the terms of the Orbital Concessions, upon their termination, the orbital slots revert to the Mexican government. In addition, pursuant to the Telecommunications Law, the Mexican government has a preemptive right to purchase the facilities, equipment and other assets directly used by us to provide services under the Orbital Concessions. Alternatively, upon termination of the Orbital Concessions, the Mexican government may lease such assets for up to five years at a rate to be determined by expert appraisers appointed by the SCT and us, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.

Pursuant to the Telecommunications Law, the SCT may also effect a Requisa of the Orbital Concessions in the event of a natural disaster, a war, the substantial breach of the public peace and order or the imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government must pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us in an amount equal to our damages and losses reflecting their real value. In the event of a dispute regarding such damages and losses, the amount of losses would be determined by appraisers mutually appointed by us and the SCT and the amount of damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.
The Property Concession was granted on October 15, 1997 and includes two plots of land, buildings and fixtures built thereon, together with the right to use the property in connection with the operation of our satellites at the assigned orbital slots and the associated C- and Ku-radio frequency bands.
Under the Property Concession, we are required to:
•	pay an annual fee in an amount equal to 7.5% of the assessed property value, through twelve installments; and
•	maintain the premises in good condition.
The value of the property was originally determined in the Property Concession and it has subsequently appreciated in increments consistent with changes in the Indice Nacional de Precios al Consumidor (the Mexican Consumer Price Index). Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The latest appraisal was performed in December 2007 by the Instituto de Administración y Avalúos de Bienes Nacionales (the Mexican Institute of Administration and National Property Appraisal) (“INDAABIN”). The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any work performed on the property after such delivery. For 2008, 2009 and 2010, our rental expense under our Property Concession was $504,229, $433,806 and $480,434, respectively.
The duration of the Property Concession is either 40 years or the length of the Orbital Concessions. The Property Concession duration may be extended at the discretion of the SCT.
Under our Property Concession, we are required to use our Primary and Alternate Control Centers only to operate our satellites. Each of the Primary and Alternate Control Centers forms part of a building complex that also houses equipment owned and used by the Mexican government’s teleport and mobile satellite services systems.
On May 14, 2010, the SCT issued an amendment to the Property Concession under which we may, with prior authorization from the SCT, lease or give under a commodatum (i.e., rent-free lease) agreement certain segments of the Primary and Alternate Control Centers to third parties as long as such segments are used for activities related to the subject matter of the Property Concession. This amendment will allow us, among other things, to provide control and satellite operation services to other operators, with prior authorization of the SCT.
Enlaces’ teleport is housed at the Primary Control Center. In June 2005 and March 2009, Enlaces requested an approval of such teleport’s location, but no official response has been received as of the date hereof.
We filed a new authorization request for Enlaces’ teleport to be housed at our Primary Control Center on May 17, 2010.
The Property Concession will terminate if:
•	the Property Concession term expires;
•	we resign our rights to any of the Orbital Concessions or the Property Concession;
•	its purpose or the object of the Property Concession disappears;
•	the Property Concession is nullified, revoked or expired;
•	the Mexican government decrees a Rescate on the Property Concession for reasons of public interest;

•	the Orbital Concessions are terminated;
•	the property and the buildings on it are inadequately maintained or are used for a different purpose than the purpose for which the Property Concession was granted; and
•	terminated pursuant to terms and conditions generally applicable to Property Concessions of this type under applicable Mexican law.
The Mexican government may revoke the Property Concession for various reasons, including, without limitation, the following:
•	failure to use the Property Concession for the purpose for which it was granted;
•	failure to comply with the terms of the Property Concession;
•	the occurrence of activities interfering with satellite operations on the premises for which the Property Concession was granted, without prior permission of the SCT; or
•	pursuant to terms and conditions generally applicable to Property Concessions of this type under applicable Mexican law.
Enlaces’ Network Concession and Value-Added Services Certificate
The Mexican government granted Enlaces the Network Concession, at no cost, together with the Value-Added Services Certificate.
Under the Network Concession and subject to its terms, Enlaces is authorized, among other things, to install a public telecommunications network and to stream analog and digital voice, data, video and audio to authorized public telecommunications networks, certain private networks and value-added services providers.
Enlaces’ telecommunications network is composed of a central node (Teleport), which must be installed and maintained at all times within Mexico, and an indefinite number of VSATs operating as remote stations. While the Network Concession requires that the central node include two terrestrial main stations, Enlaces has requested COFETEL to waive the requirement for the installation of a second terrestrial main station (in the C-band). This request remains pending before COFETEL. However, no major implications have been identified if it is denied.
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
The term of the Network Concession is 30 years and may be renewed in accordance with the provisions of the Telecommunications Law. The Network Concession terminates if:
•	its term expires;
•	Enlaces resigns its rights contained therein;
•	the Mexican government, acting through the SCT, decrees a Rescate on the Network Concession;
•	Enlaces becomes subject to liquidation or bankruptcy; or
•	the SCT revokes the Network Concession (in which case no compensation will be paid to us).
At the date any Rescate procedure is implemented, the assets used in connection with the Network Concession would be subject to the ownership and management of the Mexican government.
The Value-Added Services Certificate was granted to Enlaces on November 9, 2000 together with updates in 2005 and in 2009 for an indefinite term. Pursuant to the Value-Added Services Certificate, Enlaces is authorized to provide, through various public networks, Internet access services (including hybrid satellite/terrestrial services and direct satellite two-way services), e-mail and multimedia services (including content delivery, commercial kiosks and television private channels) using Web, IP Multicast, and DVB technologies, excluding in all cases real time delivery, for which an additional license or concession would need to be obtained.

U.S. Regulation and ITU Requirements
FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses
As of December 31, 2010, all of our satellites have been included on the U.S. Permitted Space Station List.
The U.S. satellite and telecommunications industries are highly regulated. The FCC regulates satellite operators in the U.S. as well as the provision of satellite services to, from and within the U.S. market by U.S. and non-U.S. licensed satellite systems.
Any satellite operator wishing to provide services to or within the U.S. via a non-U.S. licensed satellite generally must obtain the prior approval of the FCC. In considering applications for the provision of service-specific or blanket satellite landing rights within the U.S. market, the FCC will consider various factors such as the effect on competition in the U.S. market, spectrum availability, eligibility requirements (such as foreign ownership, legal, technical and financial qualifications), operating requirements and national security, law enforcement, foreign policy and trade concerns, as appropriate. Depending on the nature of the services to be offered in the U.S., foreign-licensed satellites may be subject to a variety of additional regulatory requirements.
If approved by the FCC, a non-U.S. licensed satellite system serving the U.S. will be subject to the same ongoing requirements that apply to U.S.-licensed satellites. For instance, the FCC rules prohibit an international satellite provider from entering into exclusionary arrangements with other countries for satellite capacity for a particular service. The FCC regulations also provide that in order for non-U.S. satellite operators to serve the U.S. market they must obtain the FCC authorization by:
•	obtaining a satellite license by participating in a U.S. space station processing round or filing an application in accordance with the FCC’s “first-come, first-served” filing procedures;
•	having a U.S. earth station operator apply for authority to communicate with the non-U.S. satellite; or
•
otherwise petitioning the FCC to reserve spectrum rights for, or provide market access for, the foreign satellite (e.g., by listing the satellite on the “Permitted Space Station List” of non-U.S. licensed satellites that any U.S.-authorized earth station with an “ALSAT” designation may communicate with, subject to any condition the FCC may impose).

International Telecommunications Union Coordination and Registration Requirements
Our use of orbital slots and associated C- and Ku-radio frequency bands is subject to the frequency coordination and registration process of the ITU, an international treaty organization established under the sponsorship of the United Nations. The ITU is responsible for allocating the use by different countries of a limited number of orbital locations and radio frequency spectrum available for use by commercial communication satellites. The ITU’s Radio Regulations set forth the processes that governments must follow to establish their priority to use specific orbital locations, and the obligations and restrictions that govern such use. Countries establish their priority with respect to many orbital locations and associated radio frequencies through a “first in time, first in right” system, which establishes time limits for bringing orbital locations into use. Representation at the ITU for satellite system coordination and registration purposes is limited to national governmental agencies; private companies are not entitled to participate in their own right in coordination and registration activities. Consequently, we must rely on the government administration of Mexico to represent our interests there, including filing and coordinating our orbital locations within the ITU process, obtaining new orbital locations and revolving disputes.
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

Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies to the ITU Radio Communications Bureau (the “ITU-BR”). After such notification is received by the ITU-BR, other nations are afforded the opportunity to apprise the ITU-BR of any potential harmful interference with their existing or planned satellite systems. When potential harmful interference is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.
The process is ultimately subject to enforcement by national regulatory authorities acting pursuant to international treaty obligations. The ITU has limited power to enforce or police its rules; it relies on the goodwill and cooperation of the notifying administrations.
The ITU’s Radio Regulations also govern the process used by satellite operators to coordinate their operations with other satellites, so as to avoid harmful interference. Under current international practice, satellite systems are entitled to protection from harmful radio frequency interference from later-filed satellite systems and other transmitters in the same frequency band if the operator’s authorizing state government registers the orbital location, frequency and use of the satellite system in the ITU’s Master International Frequency Register, or MIFR, in accordance with the ITU’s rules. Each member state is required to give notice of, coordinate and register its proposed use of radiofrequency assignments and associated orbital locations with the ITU-BR.
Once a member state has advised the ITU-BR that it desires to use a given frequency at a given orbital location, other member states notify that state and the ITU-BR of any use or intended use that would conflict with the original proposal. These nations are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved, the member state governments so notify the ITU-BR and the frequency use is registered in the MIFR. Following this notification, the registered satellite networks are entitled under international law to interference protection from subsequent or nonconforming uses. A state is not entitled to invoke the protections in the ITU Radio Regulations against harmful interference if that state decided to operate a satellite at the relevant orbital location without completing the coordination process.
The SCT and COFETEL are responsible for fulfilling and coordinating requests by Mexican companies to coordinate orbital slots and frequency assignments with the ITU-BR and for resolving interference concerns. Use of our orbital slots remains subject to the continuing oversight of the SCT and to a variety of regulations generally applicable to all satellite and radio licensees, including the ITU Radio Regulations.
We have been a member of the Radio Communications and Development sectors of the ITU since 1997.
Status of Our Satellites
On October 31, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR. Satmex 5 was added to the MIFR on August 23, 2005 and Satmex 6 on November 30, 2010.
Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku-frequency bands in the geostationary orbits between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation have a framework within which they may serve their domestic markets and, at the same time, provide competitive services to the markets of Mexico, the U.S. and South and Central America without interference (assuming they obtain all required regulatory approvals, and coordinate with, or otherwise avoid harmful interference from, operators from other nations).
In August 2003, the Mexican government and Satmex favorably concluded coordination negotiations with the Canadian government and Telesat, with respect to the radio-frequency spectrum characteristics of Satmex 6. As part of these negotiations, the Mexican and Canadian governments agreed to a new coordination agreement to reduce potential satellite frequency harmful interference and ensure that existing and future satellite networks licensed by either nation have sufficient space to expand their respective services to the Mexican, U.S. and South and Central American markets. We have had discussions with Telesat concerning an amendment to this coordination agreement.

Treaties and International Accords
Reciprocity Agreement between the U.S. and Mexico
In April 1996, Mexico and the U.S. entered into an agreement concerning the provision of satellite services to users in Mexico and the U.S. (the “Reciprocity Agreement”). Among other things, the Reciprocity Agreement provides that Mexican and U.S. satellites are permitted to provide services to, from and within the U.S. and Mexico, subject to applicable laws and regulations, and neither Mexico nor the U.S. may require a satellite licensed by the other government to obtain an additional license in order to provide the satellite services described in the protocols to the agreement (as described below).
Direct-to-Home Protocol
In November 1996, Mexico and the U.S. signed a protocol (the “DTH Protocol”) to the Reciprocity Agreement for the provision of DTH satellite services. DTH satellite services are defined to include DTH fixed satellite service and broadcasting satellite service, which include one-way, encrypted video or video/audio broadcast services for direct reception by subscribers who pay a periodic fee, distribution of video/audio to cable television head-ends and multipoint distribution service (“MDS”) or wireless cable facilities. The U.S. and Mexico have each agreed to permit satellites licensed by the other government to provide DTH FSS and broadcasting satellite services to, from and within the other country’s territory. Entities seeking to transmit or receive DTH FSS or broadcasting satellite services signals via a satellite licensed by the other administration (e.g., through an earth station in the non-licensing jurisdiction) must still comply with the non-licensing jurisdiction’s other applicable laws (e.g., the earth station licensing process).
Fixed Satellite Services Protocol
In October 1997, Mexico and the U.S. signed another protocol (the “FSS Protocol”) to the Reciprocity Agreement for the provision of international and domestic FSS. The definition of FSS includes, but is not limited to, signals carrying video or video/audio distributed to cable television head-end and multipoint distribution service (restricted microwave television service) facilities and excludes the DTH FSS and broadcasting satellite services governed by the DTH Protocol. Subject to the terms of the FSS Protocol, each of the U.S. and Mexico has agreed to permit satellites licensed by the other to provide domestic and international FSS to, from and within the other country’s territory.
Reciprocity Agreement between Canada and Mexico
In April 1999, Mexico and Canada entered into an agreement similar to the Reciprocity Agreement between Mexico and the U.S. In January 2001, the two countries signed the FSS Protocol.
In December 2004, Industry Canada added Solidaridad 2 and Satmex 5, and in May 2010, Satmex 6, to the list of foreign satellites approved to provide FSS in Canada.
Brazilian Agreement
As of December 31, 2010, no treaties exist between Mexico and Brazil related to ensuring open skies concerning satellite systems in both countries. In order for us to obtain landing rights in Brazil, we are required to establish a subsidiary in Brazil. Consequently, on June 17, 2002, we created a subsidiary named Satmex do Brasil Ltda. Satmex do Brasil was created in order to obtain landing rights in Brazil and commercialize the capacity of our satellites in Brazil.
Presently, we have not entered into any agreements for our services in Brazil due to our limited available capacity on Satmex 6. We believe the potential exists to obtain customers for our services in Brazil.
Argentine Agreement
In November 1997, the Mexican and Argentine governments entered into a bilateral agreement to afford reciprocal treatment for satellite service providers licensed under the laws of each government. The agreement provides that satellite service providers licensed in Mexico may transmit certain DTH FSS, broadcasting satellite services and other fixed satellite service signals to satellite customers in Argentina, and vice versa. The Mexican and Argentine governments each further agreed to cooperate in assuring compliance with each of the two countries’ applicable laws and regulations.

In February 2007, we registered a branch in Argentina in order to request landing rights for Satmex 5 and Satmex 6 satellites pursuant to the reciprocity agreement. On July 22 2008, the Comisión Nacional de Comunicaciones (“CNC”) returned the Satmex file and provided a favorable opinion to the Secretaría de Comunicaciones (“SECOM”). However, the landing rights have not yet been granted, and may not be granted to us. Currently, we operate in Argentina through a commercial agreement in effect with ArSat.
ITEM 4A. Unresolved Staff Comments
Not Applicable
ITEM 5. Operating and Financial Review and Prospects
The information in this section should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 and the related information included elsewhere in this annual report on Form 20-F. Our financial statements are published in U.S. dollars and prepared in conformity with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.” We maintain our accounting books and records in both Mexican pesos and U.S. dollars. Our functional currency is the U.S. dollar. Monetary assets and liabilities denominated in Mexican pesos are translated into U.S. dollars using current exchange rates. The exchange gain or loss is reflected in results of operations as a component of net income. Non-monetary assets and liabilities originally denominated in Mexican pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Common stock is translated at historical exchange rates in effect at the date of contribution or on the date of change to common stock. Certain amounts presented herein may not sum due to rounding.
Overview
Satmex is a significant provider of FSS in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites during a period of over 25 years. Our current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog.
We hold orbital concessions to operate satellites on certain frequencies in the C- and Ku-band spectrum at three adjacent orbital slots. These orbital slots are located at 113.0° W, 114.9° W and 116.8°W. On March 1, 2008, Solidaridad 2 was placed in, and continues to be in, inclined orbit at 114.9° W.L. to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011 we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit. We anticipate that a new satellite, to be named Satmex 7, will occupy the orbital slot of Solidaridad 2. We entered into the Satmex 7 ATP on June 20, 2008. The Satmex 7 ATP is an interim step in the process to enter into a definitive agreement with Loral for the construction of Satmex 7, but does not create any obligations for us beyond $2.6 million already paid to Loral. On October 2, 2009, Satmex assigned the Satmex 7 ATP to Alterna’TV Corporation, but Satmex remains jointly and severally liable for Alterna’TV Corp.’s obligations. Satmex unconditionally guaranteed the due and punctual performance by Alterna’TV Corp. of all the present and future undertakings and obligations to Loral under the ATP Satmex 7. The term of the Satmex 7 ATP has been extended to December 31, 2011

In May 2010, we entered into a definitive construction agreement with Loral for the design, construction and delivery of Satmex 8, which will replace Satmex 5. We also entered into a launch services agreement with ILS in December 2010, which provides for a guaranteed launch window in the third quarter of 2012.
We identify our reportable segments as follows, based on the information used by our chief operating decision maker with respect to resource allocation and evaluation of performance: satellite services which corresponds to our FSS revenues; broadband satellite services; and programming distribution services. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Substantially all of Satmex’s assets are located in Mexico and the U.S.
Our revenue is generated from our three reportable segments of which FSS was the most important, generating 82% of our consolidated revenues in 2010. Our FSS revenues are earned by providing data and voice-over IP network services using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order under a master agreement, which agreement specifies, among other things, the transponder capacity to be provided by us, the terms of the service and whether the service will be pre-emptible. Revenues are recognized as capacity is provided under our service agreements. These service agreements are accounted for either as operating or sales-type leases. Revenues under operating leases are recognized on a straight-line basis over the term of the lease.
We also generate revenues from end-of-life leases for transponders. These revenues are usually collected in advance and are accounted for as sales-type leases with revenues and expenses recognized when the risks and rewards of the transponders are transferred to the customer in accordance with the applicable agreements. In addition, we generate revenues from sales of antennas and installation services which are generally recognized in the period in which risks and rewards are transferred to the customer, which generally coincides with the completion of installation and the customer accepting the equipment.
Enlaces, our 75%-owned subsidiary, generates revenues through the offering of Broadband satellite services (public and private network signal services). These revenues are recognized as services are rendered. Revenue from purchasers of “Alterna’TV” programming distribution services is recognized based on an estimated number of subscribers by applying a contractual rate reconciled to actual numbers. See “— Critical Accounting Policies —Revenue Recognition—‘Alterna’TV’ ”.
Our expenses are related to the costs associated with providing these services. The most significant costs relate to the provision of satellite services, which include the costs related to the operation and control of our satellites, our control center facilities, our communications network and our engineering support personnel. Selling and administrative expenses are also a significant component of our costs and include salaries and benefits for employees and professional fees as well as travel costs, office rental expenses and provisions for uncollectible accounts. In general, most of our costs, such as labor are relatively stable and we believe that we can increase revenue with relatively smaller increases in such expenses. A third part of our costs relate to restructuring expenses incurred in connection with our efforts to modify our financial arrangements.
Financial Restructurings
In June 2005, we filed a petition for a concurso mercantil, which is a Mexican reorganization proceeding. Competition had increased through the launch of a number of new satellites between 1997 and 2000. In addition, changes in the regulatory structure in Mexico permitted the receipt of signals from Mexico by other companies, ending our de facto exclusive concession. Fiber optic cable companies also improved their offerings. Demand decreased during this period partially due to the end of the “internet bubble”. These factors, combined with our post-privatization debt structure, resulted in an inability to service our debt. In 2006, we entered into a court-approved comprehensive restructuring agreement with the holders of a majority of our then outstanding debt and a pre-negotiated plan of reorganization voluntarily filed under Chapter 11 of the Bankruptcy Code. We successfully concluded our reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. As part of that restructuring, we issued the Old Notes.
Our need to consummate the Transactions resulted from a combination of factors. First, the First Priority Old Notes matured in 2011 and the Second Priority Old Notes would have matured in 2013. The terms of these notes materially restricted our ability to borrow additional funds. Second, we expect to spend approximately $331.6 million through 2012 to construct, launch and insure our Satmex 8 satellite, which is planned to replace our existing Satmex 5 satellite that is currently operating on its back-up bi-propellant propulsion system as a result of the failure of its primary XIPS in January 2010. We also require additional funds to construct, launch and insure our currently anticipated Satmex 7 satellite, which is intended to replace Solidaridad 2. Despite our improved operating performance during the past few years, these cash requirements significantly exceed our available cash and cash equivalents.

The sale of our shares as part of the Transactions resulted in a change in control of Satmex, such that it is now substantially owned by Holdsat México and Investment Holdings BV (together the “investors”). The investors, therefore, as controlling shareholders immediately before confirmation of the Plan, have maintained control of Reorganized Satmex, as contemplated by the bankruptcy plan document. Accordingly, we do not intend fresh-start accounting to apply for the Transactions. Rather, we intend to apply acquisition accounting for the acquisition of us by the collaborative investors, on a push-down basis.
Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009
Revenue
Revenue for 2010 was $128.8 million, compared to $125.0 million for 2009, an increase of approximately $3.8 million, or 3%. The increase was due to an increase in FSS of approximately $3.8 million and an increase in broadband satellite services provided by Enlaces of $500,000, partially offset by a decrease in programming distribution services of $500,000.

	Year Ended December 31,
	2010	2009	Difference
Satellite services	$105,781	$102,061	$3,720
Broadband satellite services	12,910	12,384	526
Programming distribution services	10,071	10,594	(523)

Total revenue	$128,762	$125,039	$3,723

(in thousands of U.S. dollars)
The increase of approximately $3.8 million in FSS was due to an increase of $1.4 million in new contracts, plus an increase of $4.3 million for additional net capacity contracted by existing customers, partially offset by approximately $2.1 million in expired contracts.
Operating Costs and Expenses
Operating costs and expenses increased $8.2 million to $96.5 million in 2010, or 75% of revenue, from $88.3 million in 2009, or 71% of revenue. The table below sets forth the components of our operating expenses:

	Year Ended December 31,
	2010	2009	Difference
Operating costs	$19,613	$20,464	$(851)
Selling and administrative expenses	17,040	16,893	147
Restructuring expenses	16,443	3,324	13,119
Depreciation and amortization	43,402	47,657	(4,255)

Total operating expenses	$96,498	$88,338	$8,160

(in thousands of U.S. dollars)
Operating Costs
Operating costs for 2010 decreased $851,000 to $19.6 million, or 15% of revenue, compared to $20.4 million in 2009, or 16% of revenue. The table below sets forth the components of our operating costs:

	Year Ended December 31,
	2010	2009	Difference
Satellite services	$11,405	$12,884	$(1,479)
Broadband satellite services	2,821	2,249	572
Programming distribution services	5,387	5,331	56

Total operating costs	$19,613	$20,464	$(851)

(in thousands of U.S. dollars)

Satellite services costs decreased $1.4 million. This improvement is mostly due to a reduction in satellite insurance cost of approximately $688,000. In addition, in 2009 approximately $780,000 of costs were incurred with respect to Satmex 7, which were expensed as they did not meet the applicable criteria for capitalization.
Broadband satellite services cost increased due to costs associated with installation of antennas and maintenance of teleport and antennas.
Selling and Administrative Expenses
Selling and administrative expenses consist primarily of salaries and employee compensation, professional fees, allowance for doubtful accounts and other expenses. Selling and administrative expenses amounted to $17.0 million in 2010, or 13% of revenue, compared to $16.9 million in 2009, or 14% of revenue.
The minor increase in selling and administrative expenses was attributable to an increase in personnel costs offset by a decrease in professional fees and other expenses.
Restructuring Expenses
Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses increased $13.1 million to $16.4 million in 2010, or 13% of revenue, compared to $3.3 million in 2009, or 3% of revenue. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2010, including legal, professional and advisory fees.
Depreciation and Amortization
Depreciation and amortization expense decreased $4.3 million to $43.4 million in 2010, or 34% of revenue, compared to $47.7 million in 2009, or 38% of revenue. The table below sets forth the components of our depreciation and amortization expense:

	Year Ended December 31,
	2010	2009	Difference
Contract backlog	$5,391	$13,935	$(8,544)
Satmex 6	14,531	14,531	—
Satmex 5	19,375	13,537	5,838
Solidaridad 2	—	784	(784)
Concessions	1,412	1,412	—
Equipment for satellite, furniture and equipment and other	2,693	3,458	(765)

Total depreciation and amortization	$43,402	$47,657	$(4,255)

(in thousands of U.S. dollars)
As of November 30, 2006, in connection with the adoption of fresh-start reporting, we recorded our intangible assets (contract backlog, customer relationships, internally developed software and landing rights) at their fair value. The remaining useful lives of such assets were also determined at the date of fresh-start accounting in 2006, based on estimated cash flows expected to be generated by the intangible assets during their useful life. The net decrease in amortization of contract backlog is due to the expiration of various contract terms to which the backlog related. The increase in the depreciation of Satmex 5 is due to the reduction of its expected useful life resulting from the XIPS failure described in this annual report on Form 20-F.
Operating Income
Our operating income decreased $4.4 million to $32.3 million in 2010, compared to $36.7 million in 2009, due to the reasons discussed above.
Interest Expense
Total interest cost increased $2.1 million to $45.8 million in 2010, compared to $43.7 million in 2009. The increase is primarily due to the increase in the interest rate payable on the First Priority Old Notes.

Net Foreign Exchange Gain (Loss)
We recorded a foreign exchange gain of $71,000 in 2010 and $12,000 in 2009. Foreign exchange gains (losses) are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
We applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. We and our subsidiaries pay both (i) the business flat tax known as Impuesto Empresial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto Sobre la Renta, or ISR. Our future projections indicate that we will continue to pay both taxes during the life of our Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimes. For 2010, we recorded income tax expense (including both ISR and IETU) of $779,000 on a loss before income taxes of $13.1 million, while for 2009 we recorded income tax expense of $13.2 million on a loss before income taxes of $6.5 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).
The decrease in IETU tax expense in 2010 as compared to 2009 was mainly due to Satmex 8’s costs of construction in 2010, which are deductible for flat tax purposes.
Net Loss Attributable to Satmex
According to the factors described above, our net loss decreased $5.9 million to $14.3 million in 2010, compared to a loss of $20.2 million in 2009.
Results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.
Revenue
Revenue for 2009 was $125.0 million, compared to $114.7 million during 2008, an increase of $10.3 million compared to previous year. The increase was due to an increase in FSS of $8.8 million and an increase of $2.5 million in programming distribution services, partially offset by a decrease of $900,000 in broadband satellite services provided by Enlaces.

	Year Ended December 31,
	2009	2008	Difference
Satellite services	$102,061	$93,248	$8,813
Broadband satellite services	12,384	13,335	(951)
Programming distribution services	10,594	8,136	2,458

Total revenue	$125,039	$114,719	$10,320

(in thousands of U.S. dollars)
The increase of $8.8 million in FSS was due to an increase of $4.0 million in new contracts and an increase of $8.6 million for additional net capacity contracted by existing customers, partially offset by $3.8 million in expired contracts.

Operating Costs and Expenses
Operating costs and expenses decreased $6.1 million to $88.3 million in 2009, or 71% of revenue, from $94.4 million in 2008, or 82% of revenue. The table below sets forth the components of our operating expenses:

	Year Ended December 31,
	2009	2008	Difference
Operating costs	$20,464	$20,531	$(67)
Selling and administrative expenses	16,893	21,223	(4,330)
Restructuring expenses	3,324	4,424	(1,100)
Depreciation and amortization	47,657	59,807	(12,150)
Reversal of provision for orbital incentive	—	(6,989)	6,989
Gain on recovery from customers	—	(4,610)	4,610

Total operating expenses	$88,338	$94,386	$(6,048)

(in thousands of U.S. dollars)
Operating Costs
Operating costs decreased $67,000 to $20.46 million in 2009, or 16% of revenue, compared to $20.53 million in 2008, or 18% of revenue. The table below sets forth the components of our total satellite operating costs:

	Year Ended December 31,
	2009	2008	Difference
Satellite services	$12,884	$14,183	$(1,299)
Programming distribution services	5,331	4,162	1,169
Broadband satellite services	2,249	2,186	63

Total operating costs	$20,464	$20,531	$(67)

(in thousands of U.S. dollars)
Satellite services costs decreased $1.3 million in 2009 as compared to 2008. The decrease is due to lower satellite insurance costs of approximately $500,000 and a $1.2 million decrease in personnel costs due to provisions for severance for certain terminated employees, which were partially offset by an increase of $400,000 in other expenses.
Programming distribution agreements provide for revenue sharing with content producers. As a result of an increase in revenue from 2009 programming distribution services, our programming distribution services costs increased by $1.1 million.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensation, professional fees, allowance for doubtful accounts and other expenses, amounted to $16.9 million in 2009, or 14% of revenue, as compared to $21.2 million in 2008, or 18% of revenue.
The decrease in selling and administrative expenses was primarily due to a decrease in professional fees.
Restructuring Expenses
Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses decreased $1.1 million to $3.3 million in 2009, or 3% of revenue, compared to $4.4 million in 2008, or 4% of revenue. Restructuring expenses decreased $1.1 million due to a decrease in activities related to restructuring.

Depreciation and Amortization
Depreciation and amortization expense was $47.7 million, or 38% as a percentage of revenue, compared to $59.8 million in 2008, or 52% as a percentage of revenue, a decrease of $12.1 million. The table below sets forth the components of our depreciation and amortization expense:

	Year Ended December 31,
	2009	2008	Difference
Contract backlog	$13,935	$25,190	$(11,255)
Satmex 5	13,537	13,534	3
Satmex 6	14,531	14,531	—
Solidaridad 2	784	2,286	(1,502)
Concessions	1,412	1,412	—
Other expenses	3,458	2,854	604

Total depreciation and amortization	$47,657	$59,807	$(12,150)

(in thousands of U.S. dollars)
The net decrease in amortization of the contract backlog amount is due to the expiration of various contracts related to the backlog. The net decrease in depreciation of Solidaridad 2 is due to the full depreciation of its remaining book value of $784,000 in 2009 as compared to 2008.
Orbital Incentive
Under the orbital incentive provision, in the event that a transponder is successfully operating at the end of its specific useful lifetime and we continue to use it for telecommunications purposes, then we must pay the supplier daily payments for each successfully operating transponder (C-, Ku- and L-bands). The orbital incentive provision for 2006 and 2007 was reversed in 2008 in accordance with a settlement agreement signed in 2008. The reversal resulted in an amount of $7.0 million, which had the effect of offsetting costs in 2008.
Gain on Recovery from Customers
Gain on recovery from customers of $4.6 million in 2008 represents a gain from the successful outcome of a lawsuit against a former customer, which occurred in the second quarter of 2008.
Operating Income
Our operating income increased $16.4 million to $36.7 million in 2009, compared to $20.3 million in 2008, due to the reasons mentioned above.
Interest Expense
Total interest cost decreased $4.8 million to $43.7 million in 2009, compared to $48.5 million in 2008, due to a decrease in average interest rates on the outstanding balances during 2009.
Net Foreign Exchange Loss/Gain
We recorded a foreign exchange gain of $12,000 in 2009 and $1.8 million of foreign exchange loss in 2008. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities, relative to the prevailing U.S. dollar/Mexican peso exchange rate. This fluctuation was due to our maintenance of a net monetary liability position in foreign currency which was benefitted by the appreciation in the Mexican peso against the U.S. dollar from 2008 to 2009, while the exchange rate significantly depreciated from 2007 to 2008, causing a loss in 2008.
Income Tax
For 2009, we recorded income tax expense (including both ISR and IETU) of $13.2 million on a loss before income taxes of $6.5 million. For 2008, we recorded income tax expense of $6.8 million on a loss before income taxes of $28.5 million, yielding a negative rate in both 2009 and 2008. The negative rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, thereby resulting in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses). The variation in current taxes is the result of an increase of revenue, and a decrease of expenses in 2009 from 2008 as well as a significant investment in capital expenditures deducted for IETU tax purposes in 2008. The variation in deferred taxes is mainly due to the recognition of deferred taxes in 2008 based on a hybrid method (i.e., a mix of regular income tax and IETU) due to our projections that we will be subject to both tax regimes during the term of the Concessions.

Net Loss Attributable to Satmex
According to the factors described above, our net loss decreased $15.4 million to $20.2 million in 2009, as compared to a loss of $35.6 million for the same period in 2008.
Inflation and Foreign Exchange Fluctuations
During 2010, 2009 and 2008, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 4.40%, 3.57% and 6.53%, respectively. A portion of our expenditures, including capital expenses and satellite insurance, and our customer contracts are not directly affected by Mexican inflation because they are denominated in U.S. dollars. However, high inflation rates would affect Mexican peso-denominated expenses, such as payroll and rent. To the extent that the Mexican peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our Mexican peso-denominated expenses. We do not use foreign currency hedges.
The Mexican peso appreciated against the U.S. dollar by approximately 3.5% in 2009 and 5.4% in 2010 and depreciated against the U.S. dollar by approximately 24.6% in 2008. Inflation for 2010, 2009 and 2008 was 4.4%, 3.6% and 6.5%, respectively. A substantial majority of our revenues are in U.S. dollars. As noted above, although many of our costs and expenses are also denominated in U.S. dollars, approximately 55% are in pesos. As a result, the appreciation of the peso against the U.S. dollar results in an increase in our expenses as reflected in dollars in our financial statements.
Backlog
The stability of our revenue and cash flows is supported by our multi-year contracts with non-governmental customers, which are typically three to five years in duration and U.S. dollar denominated. Our backlog represents our expected future revenues from existing contracts (without discounts for present value). The value of our backlog represents the full service charge for the duration of the contract and does not include any termination fees or assume that any contract will be renewed beyond its stated expiration date. For 2010, our contracted FSS revenue backlog was approximately $220.7 million, or a multiple of approximately 2.1 times our 2010 FSS revenue. Of the approximate $220.7 million of backlog, we anticipate realizing approximately $91.7 million during 2011, $67.3 million during 2012 and the remaining $61.7 million during 2013 and thereafter. Approximately 94% of this backlog relates to contracts that are non-cancelable and cancelable only upon payment of substantial termination. In addition to the foregoing, the backlog for Enlaces as of December 31, 2010 was approximately $5.0 million.
Liquidity and Capital Resources
We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. As a consequence of our operating activities, cash flow from operations improved from 2008 through 2010. As of December 31, 2010, we had cash and cash equivalents of approximately $75.7 million. However, our business is very capital intensive and, prior to consummating the Transactions, we faced liquidity constraints principally because our existing indebtedness significantly restricted our ability to use our cash or incur new indebtedness. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.

Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $68.5 million, $4.2 million and $6.5 million for 2010, 2009 and 2008, respectively. Capital expenditures related to Satmex 8 were $63.1 million in 2010. Capital expenditures related to the construction of Satmex 7 were $3.5 million in 2008. During 2010, 2009 and 2008, we invested $4.6 million, $1.8 million and $3.0 million, respectively, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
Acquisition of property, furniture and equipment	$5.4	$4.2	$3.0
Construction of Satmex 7	—	—	3.5
Construction of Satmex 8	63.1	—	—

Total	$68.5	$4.2	$6.5

(in millions of U.S. dollars)
We expect the net proceeds from the Transactions and the cash flow generated from our operations to be sufficient to fund our working capital and capital expenditures needs for the next 12 months, including the payments to be made during the year in connection with the construction, launch and insurance of Satmex 8, which we estimate to be $177.3 million of the total cost of approximately $331.6 million. We anticipate funding any future capital expenditures, including the construction, launch and insurance of Satmex 7, from proceeds raised through one or more separate debt and/or equity offerings, as we do not anticipate generating sufficient cash from operations.
Sources and Uses of Cash
The following table sets forth our major sources and (uses) of cash for each period as set forth below:

	Year Ended December 31,
	2010	2009	2008
Net cash provided by operating activities	$41.0	$46.0	$27.5
Net cash used in investing activities	$(67.7)	$(1.8)	$(6.5)
(in millions of U.S. dollars)
Operating Activities
Our operations for 2010 generated $41.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $43.4 million of depreciation and amortization and $15.5 million of accrued and capitalized paid-in-kind interest. Changes in operating assets and liabilities during 2010 negatively affected our cash flow by $2.2 million principally as a result of slower collections of accounts receivable when compared to our revenue growth in 2010, as well as an IETU tax credit in excess of $3.2 million as a result of capital expenditures for Satmex 8 which has not yet been realized in cash.
Our operations for 2009 generated $46.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $47.7 million of depreciation and amortization and $14.3 million of accrued and capitalized paid-in-capital interest. Changes in operating assets and liabilities during 2009 positively affected our cash flow in excess of $4.2 million, primarily as a result of net collections of accounts receivable, which more than offset payments made against accounts payable, accrued expenses and income taxes and prepaid insurance.
Investing Activities
Our net cash used in investing activities for the year ended December 31, 2010 primarily resulted from the payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the year ended December 31, 2009 resulted from similar equipment investments.
Financing Activities
We did not experience cash inflow or outflow from financing activities in 2010 and 2009.

Financing Agreements
First Priority Old Notes
On November 30, 2006, we issued our First Priority Old Notes in an aggregate principal amount of approximately $238.2 million (the aggregate principal amount outstanding, was approximately $238.2 million through February 28, 2011). The First Priority Old Notes mature in 2011. The First Priority Old Notes rank senior in right of payment to all of our subordinated debt and pari passu in right of payment to all of our senior indebtedness, including the Second Priority Old Notes. The First Priority Old Notes are secured by a first priority lien on substantially all of our assets, which is senior to the lien securing our Second Priority Old Notes. The First Priority Old Notes are effectively senior to our unsecured indebtedness to the extent of the value of the collateral securing the First Priority Old Notes. To the extent the value of the collateral securing the First Priority Old Notes is less than the amounts owing thereunder, the rights of the holders thereof are pari passu with the rights of the holders of the Second Priority Old Notes and most of our other liabilities. The First Priority Old Notes currently bear interest at 12.0% per annum and are redeemable at our option for a redemption price equal to outstanding principal, plus accrued and unpaid interest, plus certain tax liabilities of Noteholders that we must reimburse, plus if redeemed in connection with a change in control, a change in control premium of 1.0% of the redeemed principal amount, plus certain indemnification amounts applicable if the First Priority Old Notes are redeemed on a day other than a scheduled interest payment date.
The First Priority Old Notes were repaid in connection with the consummation of the Transactions. Each Holder of an Allowed First Priority Old Note Claim, in full and complete settlement, release, and discharge of such claim, was paid in full in cash all outstanding principal and accrued but unpaid interest at the applicable non-default rate of 12% per annum under the First Priority Old Notes, without penalty or premium, as of May 27, 2011.
Second Priority Old Notes
On November 30, 2006, we issued the Second Priority Old Notes in an aggregate principal amount of $140 million (the aggregate principal amount outstanding was approximately $201.9 million through February 28, 2011). The Second Priority Old Notes mature in 2013. The interest rate on the Second Priority Old Notes is 10.125% per annum. We are required to make interest payments on the Second Priority Old Notes quarterly on the last day of February, May, August and November until maturity. Interest on the Second Priority Old Notes was payable in-kind in 2007. From February 2008 through November 2011, 2.000% of the 10.125% per annum interest on the Second Priority Old Notes is payable in cash and 8.125% is payable in-kind, after which time all interest on the Second Priority Old Notes will be payable in cash. The Second Priority Old Notes are secured by a second priority lien on substantially all of our assets and are effectively senior to our unsecured indebtedness to the extent of the value of the second lien on the collateral securing the Second Priority Old Notes. The Second Priority Old Notes are redeemable at Satmex’s option for a redemption price equal to (a) outstanding principal, plus (b) accrued and unpaid interest, plus (c) certain tax liabilities of holders of the notes that Satmex must reimburse, plus (d) certain indemnification amounts applicable if the Second Priority Old Notes are redeemed on a day other than a scheduled interest payment date. Satmex’s obligations under the Second Priority Note Indenture are guaranteed by Alterna’TV and Alterna’TV International.
The Second Priority Old Notes were cancelled and exchanged for direct or indirect, as the case may be, equity in Satmex, in connection with the consummation of the Transactions as of May 27, 2011.
Contractual Obligations
The following table shows our aggregate contractual obligations as of December 31, 2010:

	Payments Due By Period
		Less than 1
	Total	Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:
Debt and related interest accrued as of December 31, 2010(1)(2)	$547,458	$288,393	$259,065	$—	$—
Construction in progress and launch of Satmex 8	221,057	177,257	43,800	—	—
Operating leases(3)	1,762	567	1,088	92	15
Other long-term obligations(4)	5,079	508	1,016	1,016	2,539
Other commercial commitments(5)	6,452	2,221	3,080	1,150	—

Total contractual cash obligations	$781,808	$468,946	$308,049	$2,258	$2,554

(in thousands of U.S. dollars)

(1)
Interest on the First Priority Old Notes is calculated using a projected interest rate of approximately 12.000% over the remaining life of the notes. Interest on the Second Priority Old Notes is calculated using an annual fixed rate of 10.125%, taking into account capitalized interest (in-kind in 2007 and in-kind until 2013).

(2)
As of May 27, 2011, after giving effect to the Transactions, we paid in full the aggregate outstanding principal amount of the First Priority Old Notes together with accrued but unpaid interest. Additionally, our Second Priority Old Notes were cancelled and converted into direct and indirect equity interests in reorganized Satmex. The New Notes were also issued but are not reflected in this table.

(3)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(4)	Represents payments to the Mexican government under the Property Concession.

(5)	Represents future payments under services and maintenance contracts.
Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies
The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Accounting policies that are critical to understanding our financial statements and that require significant judgment by management include the estimated useful lives of our satellites, the valuation of long-lived assets, goodwill, other intangible assets, the valuation allowance related to income tax, revenue recognition and the allowance for doubtful accounts.
We emerged from our reorganization process on November 26, 2006 and adopted fresh-start reporting as of November 30, 2006. Our reorganization enterprise value was allocated at that time to our assets and liabilities, which were stated at fair value in accordance with FASB ASC 805-10, Business Combinations (formerly SFAS No. 141). In addition, our accumulated deficit was eliminated and our new debt and equity were recorded in accordance with the distributions set forth in the 2006 Plan.
Design and Useful Lives of Satellites
Satellites are stated at historical cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites. The estimated useful life is based on the satellites’ design life.
The estimated design lives of our in-orbit satellites were:

Satellite	Design Life
Satmex 6	15.0 years
Satmex 5	15.0 years
Solidaridad 2	14.5 years
The estimated remaining useful lives of our in-orbit satellites, as of June 1, 2011, were:

Estimated
Remaining Useful
Satellite	Life
Satmex 6	11.77 years
Satmex 5	1.52 years
Solidaridad 2(1)	0.33 years

(1)
In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011 we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

Solidaridad 2, Satmex 5 and Satmex 6 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 14, 1994, January 16, 1999 and July 1, 2006, respectively. On January 27, 2010 satellite Satmex 5 experienced the total failure of its XIPS and consequently its expected useful life was reduced. The net effect of the Satmex 5 depreciation adjustment in 2010 was $6.4 million. Solidaridad 2 concluded its depreciation period based upon the expiration of its original estimated design life at the end of 2009. The satellite manufacturers provide the propellant mass and estimated lifetime when the satellites are handed over at the end of the orbit testing. To estimate the remaining fuel, the bookkeeping method is used, which consists of subtracting from the propellant mass the fuel used after each maneuver executed.
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
Valuation of Long-Lived Assets
The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:
•	changes in estimates of the useful life of the satellite;

•	changes in estimates of our ability to operate the satellite at expected levels;

•	changes in the manner in which the satellite is to be used; and

•	the loss of one or several significant customer contracts on the satellite.
The significant assumptions we used in our undiscounted cash flow model with respect to our intangible concession assets consider the operation of three satellites. In order for that to occur, we must successfully complete the construction, launch, operation and insurance of Satmex 8 as well as the construction, launch, operation and insurance of Satmex 7. Satmex 8 is intended to replace Satmex 5. Satmex 7 is currently anticipated to occupy the orbital slot of Solidaridad 2. Our analysis did not result in the impairment of any of our satellites or long-lived assets.
Goodwill and Other Intangible Assets
Goodwill and other intangible assets represent the amount by which our reorganization equity value exceeds the fair value of our net assets (exclusive of debt obligations), as of November 30, 2006. Pursuant to the provisions FASB ASC 350-10, Intangibles — Goodwill and Other (formerly SFAS No. 142), goodwill is not amortized and is subject to an annual impairment test that we perform in the fourth quarter of each fiscal year. Goodwill was fully allocated to the satellite services segment reporting unit. FASB ASC 350-10 requires a two step approach with respect to the goodwill impairment analysis. Step one requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis or more frequently if circumstances indicate impairment may have occurred to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, a second step is performed in which the implied fair value of goodwill is calculated and an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Estimating the fair value of reporting unit is a subjective process that involves the use of estimates and judgments, particularly related to cash flows and the appropriate discount rates. The fair value of the reporting unit was determined using a combination of valuation techniques consistent with the income approach and the market approach and included the consideration of independent valuations. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows and an appropriate price to earnings multiple. The significant assumptions we used in our undiscounted cash flow model with respect to goodwill rely on our operation of three satellites. In order for that to occur, we must successfully complete the construction, launch, operation and insurance of Satmex 8 as well as the construction, launch, operation and insurance of Satmex 7. Satmex 8 is intended to replace Satmex 5. Satmex 7 is currently intended to occupy the orbital slot of Solidaridad 2. We assumed a terminal value of a multiple of EBITDA and a discount rate consistent with industry standards. As a result, based on the foregoing analysis, our goodwill and other intangible assets were not impaired. We used a weighted average cost of capital discount rate for our analysis. We use our internal forecast to estimate future cash flows and actual results may differ for forecasted results. We utilized discount rates that we believe adequately reflected the risk and uncertainty in the financial markets generally and specifically in our internally developed forecasts.
We completed our annual goodwill impairment test in the fourth quarter of 2010 and determined that goodwill was not impaired. The carrying value of the satellite services reporting unit is negative. Therefore, its fair value exceeded its carrying value and thus passed step one of the goodwill impairment test, indicating that goodwill was not impaired. Although the carrying value of the reporting unit is negative, this negative position has generally resulted from the significant interest expense incurred on our debt agreements. We have, for the past three years, generated positive cash flows from operations. We believe that our historical operations and our current restructuring efforts, coupled with the construction of Satmex 8 and currently anticipated construction of Satmex 7 and the operations they are expected to generate provide evidence that despite the negative carrying value of the reporting unit to which goodwill is assigned, there is no impairment of its goodwill.
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
Income Tax
We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes, books and records are maintained in Mexican pesos, the Spanish language and Mexican Financial Reporting Standards. The enactment of IETU required our management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on our projections, we determined that in certain fiscal years we will pay ISR, while in others, we will pay IETU. Accordingly, we scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates. Such financial forecasts were based on our management’s best estimate of the taxable income of Satmex and its subsidiaries. The forecasts and projections are sensitive to operational and financial changes that Satmex and its subsidiaries might experience in the future. If, as a result of unforeseen circumstances during a certain period, Satmex or any of its subsidiaries incur a tax different than forecasted and such circumstances are considered temporary or circumstantial, we shall continue to recognize the deferred tax based only on its original forecast. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carry forwards and asset tax credit carry forwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Based on our projections of anticipated tax liability, we estimate that the tax loss carry forwards will not be fully utilized before their expiration.

Revenue Recognition
“Alterna’TV”
To calculate the monthly revenue attributable to purchasers of “Alterna’TV” programming distribution services, we estimate, on a monthly basis, the number of “Alterna’TV” subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, we receive a definitive report from each purchaser and reconcile the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material and we believe our estimates of revenues are appropriate.
Sales of Antennas and Installation Services
Public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.
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
Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In January 2010, we adopted FASB Accounting Standards Update (“ASU”) 2010-02, Consolidation (Top 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification. This ASU clarifies the scope of the decrease in ownership provisions in the consolidation guidance. There was no impact from the adoption of this guidance on the Company’s consolidated financial position or results of operations.
In 2010, we adopted ASU 2010-09, Subsequent Events (Top 855) — Amendments to Certain Recognition and Disclosure Requirements. This ASU removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP.
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820); Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires new and revised disclosures for recurring or non-recurring fair value measurements, specifically related to significant transfers into and out of Levels 1 and 2, and for purchases, sales, issuances, and settlements in the roll forward of activity for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures related to the level of disaggregation and the inputs and valuation techniques used for fair value measurements. The new disclosures and clarifications of existing disclosures about fair value measurements were adopted by us on January 1, 2010 and did not have an impact on the accompanying consolidated financial statements. The guidance regarding disclosures about activity in Level 3 fair value measurements will be effective for fiscal years beginning after December 15, 2010. We are currently evaluating the effects of adopting this guidance.
In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements — Consensus of the FASB Emerging Issues Task Force, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on our consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements
On December 17, 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires that they perform Step 2 of such test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors, indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in FASB Accounting Standards Codification 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. We are currently determining the effects of adopting this new standard.
ITEM 6. Directors, Senior Management and Employees
Directors of Satmex
As of December 31, 2010 and until May 26, 2011, our board of directors was chaired by Luis Rebollar Corona and consisted of four independent directors appointed by holders of Series A shares, three directors appointed by holders of Series B shares and one alternate director appointed by holders of Series B shares, as follows:

Members of Satmex Board
				Series
Name	Position	Age	Period of Service	Representing
Luis Rebollar Corona	Chairman of the Board and Director	73	Since November 30, 2006	A
Vicente Ariztegui Andreve	Director	56	Since November 30, 2006	A
Erwin Starke Fabris	Director	56	Since November 30, 2006	A
José Manuel Canal Hernando	Director	70	Since November 19, 2007	A
Richard Mastoloni	Director	45	Since November 30, 2006	B
John H. Stevens	Director	62	Since August 26, 2009	B
James Duplessie	Director	51	Since September 19, 2007	B
Luis Alfonso Nicolau Gutiérrez	Alternate Director for Mr. Mastoloni	52	Since September 19, 2007	B

Non-Members of Satmex Board
Name	Position	Age	Period of Service
Luis Rubio Barnetche	Secretary of the Board of Directors	47	Since August 4, 2008
Bertha Alicia Ordaz Avilés	Alternate Secretary of the Board of Directors	37	Since August 4, 2008
Luis Daniel del Barrio Burgos	Statutory Examiner	56	Since September 19, 2007
Management of our business is vested in our board of directors. Our bylaws, effective from May 26, 2011, provide for a seven member board of directors, and their corresponding alternates. Holders of Series A-1 shares have the right to appoint three members of the board of directors and their corresponding alternates, at least one of which, and the corresponding alternate, must be independent (as defined in our bylaws). Holders of Series A-2 (collectively with the Series A-1 shares, the “Series A shares”) shares have the right to appoint one member of the board of directors and the corresponding alternate (each a “Series A-2 Director”, and collectively with the Series A-1 Directors, the “Series A Directors”). The Series A Directors must be Mexican nationals.

Holders of Series B shares have the right to appoint three members of the board of directors and their corresponding alternates (each a “Series B Director”), which may be Mexican nationals or foreigners or a combination thereof.
The holders of Series A shares have the right to remove and replace Series A Directors at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions. Holders of Series B shares have the right to remove and replace Series B directors at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions.
Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each serves until a successor is elected and takes office. The principal duties of our board of directors include the approval of our business strategy.
Our bylaws provide that the members of the board of directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the board of directors continue in their positions after the expiration of their terms if new members are not appointed. We have no contracts that provide for benefits to any director upon termination of service; however, the Plan provides that Satmex will have an obligation to indemnify individuals who were officers or directors of the Debtors as of the Petition Date.
As of May 26, 2011 and in connection with the Transactions, our board of directors is chaired by Josiah Rotenberg and consisted of three directors and one independent director appointed by holders of Series A shares, and three directors appointed by holders of Series B shares. The members and non-members of our board of directors are as follows:

Members of Satmex Board
				Series
Proprietary Member	Position	Age	Alternate Member	Representing
Maite de Alba de Gandiaga	Director	35	Gabriel Miguel Agustín de Alba del Castillo Negrete	A
Gabriel Ander de Alba de Gandiaga	Director	38	Ofelia Elizabeth de Gandiaga Saavedra	A
Alejandro Sainz Orantes	Director and Secretary of the Board	41	Diego Martínez Rueda Chapital, Alternate Secretary of the Board	A
José Manuel Canal Hernando	Independent Director	70	Eduardo Arias Sánchez	A
Josiah Rotenberg	Director and Chairman of the Board	40	Zachary Lewis	B
Jim Frownfelter	Director	47	Jared Scott Hendricks	B
Fernando Tisne	Director	41	Jose Miguel Lyon	B

Non-Members of Satmex Board
Name	Position	Age	Period of Service
Luis Daniel del Barrio Burgos	Statutory Examiner	56	Since September 19, 2007
Alejandro González Anaya	Alternate Statutory Examiner	42	Since May 26, 2011
Maite de Alba de Gandiaga. Mrs. de Alba is an international lawyer with more than thirteen years of managerial and executive experience in the U.S., European and Latin American markets. Mrs. de Alba is currently Microsoft Mexico’s General Counsel, a role she previously had at the IBM Corporation in Mexico. She is also a Director of the Board and of-Counsel to various firms including Bufete Mexicano de Arquitectura e Ingenieria, Bufete Mexicano de Arquitectura y Diseno and Arquitectura y Desarrollos Integrales. She is also an active member and pro-bono counsel of prominent nonprofit organizations including child & family Internet browsing safety Navega Protegido and GEPDA (People for the Defense of Animals). Mrs. de Alba is a member of the Mexican Association of the IT Industry, the International Bar Association and the International Association of IT Lawyers. She previously worked at the Mexican law firm Jauregui, Navarrete, Nader y Rojas, a correspondent of the US firm Mayer Brown LLP, and also at the US law firm Armstrong Teasdale LLP. She has taught and led conferences on telecommunications in major Mexican institutions including teaching postgraduate courses at UNAM (National Autonomous University of Mexico). Mrs. de Alba holds her law degree (Licenciada en Derecho) (JD equivalent) from the Instituto Tecnologico Autonomo de Mexico, has a Certificate in International Relations from New York University, a Certificate in European Law from the London School of Economics & Political Science and a Master in Laws (LLM) from Columbia University School of Law. Mrs. de Alba is the sister of Gabriel Ander de Alba de Gandiaga and the daughter of Gabriel Miguel Agustín de Alba del Castillo Negrete and Ofelia Elizabeth de Gundiaga Saavedra

Gabriel Ander de Alba de Gandiaga. Mr. de Alba is a Partner and Managing Director of The Catalyst Capital Group Inc., an investment fund he helped establish in 2002. Mr. de Alba is also the CEO & Secretary of Cable Satisfaction, Chairman of the Board of Gateway Entertainment, Chairman of the Board of Natural Markets and Chairman of the Board of Therapure Biopharma. He is also a Director of the Board of RHI Entertainment (formerly Hallmark Entertainment). Prior to his current positions, Mr. de Alba was a Director of the Board of Worldcolor (now NYSE listed Quad/Graphics), Chairman and CEO of Cabovisao Portugal’s second largest cable, telephony and Internet provider and Director of AT&T Latin America. He was a Vice President in the Merchant and Investment Bank of Bank of America, where he led major recapitalizations in the international telecommunications market, including those of major Mexican corporations such as Alestra (sponsored by Bancomer & AT&T), Avantel (Banamex & MCI) and Bestel (GST Global). Mr. de Alba was also an Analyst at Bankers Trust New York Merchant Bank. Mr. de Alba holds B.S. degrees in Economics and Finance from New York University Stern School of Business Honors Program, completed postgraduate studies in Mathematics and Computer Science from Harvard University and holds an M.B.A. from Columbia University. Mr. de Alba is the brother of Maite de Alba de Gandiaga and the son of Gabriel Miguel Agustín de Alba del Castillo Negrete and Ofelia Elizabeth de Gandiaga Saavedra.
Alejandro Sainz. Mr. Sainz is the Co-Managing Partner, Chairman of the Insolvency & Restructurings Practice Group and Co-Chair of the Mergers & Acquisitions Practice of Cervantes Sainz. Mr. Sainz represents national and multinational clients in a broad range of transactional matters, providing legal advice in the areas of corporate, finance and commercial law, including reorganizations, restructurings and work-outs, bankruptcy and cross-border insolvency procedures, corporate finance, mergers & acquisitions, foreign investment, joint ventures, and infrastructure, real estate, gaming and telecommunications transactions. Mr. Sainz holds his law degree (Licenciado en Derecho) (JD equivalent), and his Diploma Program in North American Legal System from Universidad Panamericana. Mr. Sainz completed Postgraduate Studies in Corporate, Banking and Finance Law from Escuela Libre de Derecho, a Postgraduate Studies program in U.S. Law and Business Transactions from Harvard University, a Diploma Programme in Negotiation from Harvard Business School, and Postgraduate Studies in Tax Law at Universidad Panamericana.
José Manuel Canal Hernando. Mr. Canal has been a Director and Chairman of the Audit and Compensation Committee of Satmex since September 19, 2007. Previously he acted as Statutory Examiner of Satmex. Since 2000, he has been an independent consultant and a Director of several registered corporations in Mexico and the U.S. Currently he is a Director of Banco Compartamos, S.A. and a Director of Fomento Económico Mexicano, S.A.B. de C.V., FEMSA; Coca-Cola FEMSA, S.A. de C.V., Alsea, S.A.B. de C.V. and Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc). Mr. Canal presided in the Committee of Surveillance of the Mexican Institute of Financial Executives, has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers. Mr. Canal is a Public Accountant, holding a degree from the UNAM (National Autonomous University of Mexico).
Josiah Rotenberg. Mr. Rotenberg is a Senior Research Analyst for Monarch and is the head of Monarch’s Israel research office. Prior to joining Monarch in September 2002, Mr. Rotenberg was a Vice President at Lazard and research analyst in the Lazard Debt Recovery Fund. He joined Lazard in 1999 as a research associate in the High Yield/Distressed Debt group. He was responsible for analysis of companies in a number of industries including traditional industrials, fixed satellite services, oil services, and chemicals as well as analysis of companies with mass tort liabilities. Prior to joining Lazard, Mr. Rotenberg was a research analyst for the Bank of Israel and worked as a UNIX systems administrator for an Israeli Internet start-up. He began his career as an assistant to the CEO of the Israel Export Development Corp, which he left in 1995 to form his own Internet company. He currently serves on the Board of Directors of Opera Reform International, LSP Energy, Inc. and LSP Batesville Funding Corporation. Mr. Rotenberg earned a B.A. in International Relations from Johns Hopkins University and an M.A. in Economics from the Hebrew University.

Jim Frownfelter. Mr. Frownfelter, as President and Chief Operating Officer of Intelsat Corporation, led the world’s leading provider of fixed satellite services (FSS), with operations that included a global network of more than 50 commercial communications satellites and terrestrial infrastructure serving over 200 countries and territories. Mr. Frownfelter is a 25-year technology and communications industry veteran with experience in satellite, aeronautical, broadband, and wireless fields. Prior to his tenure at Intelsat, Mr. Frownfelter was the President and Chief Operating Officer of PanAmSat Corporation. Before joining PanAmSat in 1996, Mr. Frownfelter worked at Fokker Aircraft, U.S.A., Inc., and Hughes Aircraft Company. Mr. Frownfelter holds an Aeronautical Engineering degree from Embry-Riddle Aeronautical University, and has completed post-graduate Astronautical Engineering studies at UCLA.
Fernando Tisné. Mr. Tisné has been Director of Moneda Asset Management since 2006. He joined the company in 1994 as an Investment Analyst and became a partner on 2006. In 1999, he assumed the responsibility of developing the Moneda Deuda Latinoamericana Fund, which was launched in February 2000. As of today, the total assets under management of the Moneda’s LatAm Corporate Debt Strategy represent more than $900 million. Mr. Tisné is the President of ACAFI (Chilean Investment Funds Association) and Toesca S.A. AFI, and a member of the board of David del Curto S.A., Chiletec S.A. AFI, Energia Latina S.A. and Termocandelaria Power Limited. Additionally, Mr. Tisné served for 7 years as a board member of Sociedad de Inversiones Pampa Calichera S.A., the parent company of Sociedad Quimica y Minera de Chile S.A. (NYSE listed). Mr. Tisné holds a Bachelor’s Degree in Business Administration from Pontificia Universidad Catolica de Chile.
Gabriel Miguel Agustín de Alba del Castillo Negrete. Mr. de Alba has more than thirty-five years experience in building and leading Mexican corporations and building the infrastructure for the establishment, growth, development and partnerships of U.S. and European multinational corporations in Mexico. Mr. de Alba has played a key role in the Mexican expansion of Allied Domecq, Kimberly Clark, Grupo Modelo (Anheuser-Busch), Bristol-Myers Squibb, Volkswagen, Tequila Sauza (Fortune Brands), Life Savers Candy Company (Kraft), Lacorsa/TMM (NYSE: TMM), IEM (Westinghouse) and Mabe (General Electric). Mr. de Alba has been the Chairman and largest shareholder of several corporations focused on real estate developments in the industrial, commercial, residential and tourism sectors. Mr. de Alba holds a B.A. degree in Architecture from the UNAM (National Autonomous University of Mexico). Mr. de Alba is the father of Gabriel Ander de Alba Gandiaga and Maite de Alba de Gandiaga
Ofelia Elizabeth de Gandiaga Saavedra Mrs. de Gandiaga has been in charge of leading the rescue and conservation of art and architecture of Mexican national historical importance for multiple federal and state governmental entities. In particular, she has acted in the management of the Mexican national heritage for INAH (National Institute of Anthropology and History). Mrs. de Gandiaga completed studies in Philosophy from the UNAM (National Autonomous University of Mexico) and postgraduate studies in Art & Restoration from the Escuela Nacional de Conservacion, Restauracion y Museografia Manuel del Castillo Negrete. Mrs. de Gandiaga is the mother of Gabriel Ander de Alba de Gandiaga and Maite de Alba de Gandiaga.
Diego Martínez Rueda Chapital. Mr. Martínez is partner and chairman of the banking and securities practice group at Cervantes Sainz. Mr. Martinez represents national and multinational clients in areas of banking, corporate and securities, including, structured financings, secured and unsecured lending transactions, restructurings and work-outs, venture capital and private equity, private and public offerings of debt and equity, securitization and asset-backed finance transactions, mergers and acquisitions, project finance and financial regulatory matters, real estate, corporate governance and data privacy matters. Mr. Martinez holds his law degree (Licenciado en Derecho) (JD equivalent), his Diploma in Corporate Law and his Diploma in Financial Law from the Universidad Panamericana and a Master in Laws (LLM) from the Georgetown University, with emphasis on banking and securities.
Eduardo Arias Sánchez. Mr. Arias is an audit and taxation specialist with more than forty years of experience. He has performed strategic, legal and corporate advisory roles for leading Mexican and multinational corporations including, Banca Serfin, Banco Santander Mexicano, Ferrocarril Mexicano (Mexican Railroad), Cerveceria Moctezuma (Heineken), and Allied Domecq. Mr. Arias was also Secretary General of Mexico’s Federal Fiscal Tribunal. Mr. Arias holds a law degree (Licenciado en Derecho) (JD equivalent) from the Universidad Iberoamericana, has a Certificate in Accounting and Finance from the Instituto Tecnologico Autonomo de Mexico and has a Specialization in Public Finance from the UNAM (National Autonomous University of Mexico). Mr. Arias has taught corporate courses, including Mergers, Acquisitions and Restructurings at top Mexican institutions, such as the Instituto Tecnologico Autonomo de Mexico, Universidad Anahuac del Sur and CEFA.

Zachary Lewis. Mr. Lewis is a Senior Research Analyst for Monarch. Prior to joining Monarch in 2009, Mr. Lewis was a Research Analyst for the non-emerging markets distressed investment team at Fintech Advisory. Previously, he was a Vice President in the Special Situations/Distressed Analytics Group at Morgan Stanley. At both Fintech and Morgan Stanley, Mr. Lewis was responsible for conducting research on distressed credits across a variety of sectors. Prior to that, he worked at JP Morgan as a Private Equity Associate and began his career at Morgan Stanley as a Mergers & Acquisitions Investment Banking Analyst. Mr. Lewis graduated cum laude with a B.S. in Economics and concentrations in Finance and Accounting from the Wharton School at the University of Pennsylvania.
Jared Scott Hendricks. Mr. Hendricks is a Managing Director for Centerbridge. Prior to joining Centerbridge in 2006 as an Associate, Mr. Hendricks was an Associate at Silver Lake Partners, a private equity firm focused on investments in technology and related growth companies operating at scale. Prior to Silver Lake, he was an investment banking analyst within the Global Industrial and Services group at Credit Suisse First Boston. Mr. Hendricks graduated summa cum laude from The Wharton School of the University of Pennsylvania where he received a B.S. in Economics.
Jose Miguel Lyon. Mr. Lyon is a Senior Research Analyst for Moneda Asset Management. At Moneda, he is responsible for conducting multi-strategy research, including equities and high yield and distress credits, across a variety of sectors with a focus on Latin-American Telecom, Media and Technology industries. Prior to joining Moneda in 2007, Mr. Lyon was a Research Analyst for the Chilean small cap investment team at Celfin Capital. Mr. Lyon graduated summa cum laudé from Pontificia Universidad Católica de Chile, where he received a B.S. in Electrical and Industrial Engineering.
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
Alejandro González Anaya. Mr. González was appointed Alternate Statutory Examiner of Satmex on May 26, 2011. Mr. González has been a partner in the Mexico City office of Deloitte since 1999, where he serves in the Audit Department. He is the Director of Audit Risk in the Mexico City office of Deloitte. Mr. González holds a B.A. from Escuela Bancaria y Comercial in Mexico City among other certificates.
Senior Management of Satmex

Name	Position	Age	Period of Service
Patricio E. Northland	Chief Executive Officer	55	Since April 2008
Luis Fernando Stein Velasco	Chief Financial Officer	50	Since November 2008
Dionisio Manuel Tun Molina	Vice President of Engineering and Satellite Operations	47	Since May 2006
Clemente Humberto Cabello Alcérreca	Vice President Business Development	40	Since January 2009
Alejandro Camberos Chacón	Director Strategic Planning	40	Since July 2007
Leticia María Concepción Soto Walls	Director of Human Resources, Development & Administration	46	Since October 2008
Pablo Manzur y Bernabeu	General Counsel	38	Since June 2009
Patricio E. Northland. Mr. Northland was appointed Chief Executive Officer on April 14, 2008. Prior to joining Satmex, for five years Mr. Northland was the Chief Operating Officer and Managing Director of AgCert International, a company that produces and sells greenhouse gas emission credits. Mr. Northland was the founder, CEO, and Chairman of Firstcom Corporation for over eight years, a company that was merged with AT&T Latin America, Corp. He held the position of Chairman, President and Chief Executive Officer of AT&T Latin America, Corp. between 2000 and 2003. AT&T Latin America voluntary filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in April 2003. Mr. Northland was responsible for founding the telecommunications firm Americatel Corporation/Northland Communications, as well as the Northland Capital Group, which provides expertise on strategic and operational matters to international clients. Mr. Northland has extensive experience in the telecommunications and satellite industries, having served as Vice President of PanAmSat from 1988 through 1991, a director of Intelsat from 1983 through 1987, and a Systems Engineer at Comsat from 1981 to 1983. He holds a B.A. degree in Electrical Engineering from the University of Chile, an M.S. degree in Science Communications from George Washington University, and an M.B.A. from the University of Chicago.

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
Clemente Humberto Cabello Alcérreca. Mr. Cabello was named Business Development Vice President in January 2009. Mr. Cabello joined the Company as the Director of Strategic Planning in June 1998. From 1999 to 2000 he worked as Director of Sales Administration. From 2001 to 2006, he was responsible for our marketing, sales engineering and customer care activities. From 2003 to 2008, he was the general manager of our business unit “Alterna’TV,” and from 2007 to 2008, he was also responsible for the management of Enlaces. From 1993 to 1995 and from 1997 to 1998, Mr. Cabello worked as a consultant with McKinsey & Company, Inc. Mr. Cabello holds a B.S. in Actuarial Science from the Instituto Teconológico Autónomo de México, and an M.B.A. from the Wharton School, University of Pennsylvania.
Alejandro Camberos Chacón. Mr. Camberos joined the Company in December 1992 as Statistical Market Analyst. He is in charge of Strategic Planning and manages the offices of the CEO for Strategic Planning purposes. From 1996 to 1998, he participated in the task force charged with supervising the Satmex 5 construction and launch process. Mr. Camberos was a part of the team that developed, launched and operated our business unit “Alterna’TV” and developed a marketing plan by region and application, which is currently used by our sales force to address different markets. Mr. Camberos holds a bachelor’s degree in Physics and a PhD in Science, both from the UNAM.
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
Pablo Manzur y Bernabeu. Mr. Manzur joined the Company in June 2009 as General Counsel. Prior to joining the Company, Mr. Manzur was corporate law clerk at Invex, Stock Brokerage House, S.A. de C.V. from 1995 to 1997; Corporate Manager for Legal Affairs at TV Azteca, S.A. de C.V. from 1997 to 1998; Senior Associate at García Velasco, Martínez de Velasco y de Luca, S.C. from 1999 to 2006, and Financing and Legal Director of Contracts at GICSA®, experienced in debt restructuring and financial agreements. Mr. Manzur holds a law degree and a Master in Corporate Law from the Universidad Panamericana in Mexico City. Mr. Manzur is postgraduate professor at the Universidad Panamericana campuses in Mexico City and Guadalajara.

Audit and Compensation Committee
As of December 31, 2010 and until May 26, 2011, the Audit and Compensation Committee (the Comité Único de Auditoría y Compensaciones or “CUAC”) was comprised as follows:

Member	Position	Alternate Member	Position

José Manuel Canal Hernando	President	Erwin Starke Fabris	Series “A”
Luis Rebollar Corona	Miembro Series “A”	Erwin Starke Fabris	Series “A”
James Duplessie	Miembro Series “B”
Luis Daniel del Barrio Burgos	Statutory Examiner
Luis Rubio Barnetche	Secretary	Bertha A. Ordaz Avilés	Alternate Secretary
As from May 26, 2011, and in connection with the Transactions, separate Compensation and Audit Committees were formed, which are comprised with the following members:
Compensation Committee:

Member	Position	Alternate Member	Position

Josiah Rotenberg	Series B Member	Zachary Lewis	Series “B” Alternate Member
Jim Frownfelter	Series B Member	Jared Scott Hendricks	Series “B” Alternate Member
Gabriel Miguel Agustín de Alba del Castillo Negrete	Series A-1 Member	Maite de Alba de Gandiaga	Series “A-1” Alternate Member
Alejandro Sainz Orantes	Secretary Non Member	Diego Martíniez Rueda Chapital	Alternate Secretary Non Member
Audit Committee:

Member	Position	Alternate Member	Position

José Manuel Canal Hernando	Chairman Series “A” (Independent)	Eduardo Arias Sánchez	Series “A” (Independent)
Josiah Rotenberg	Series B Member	Zachary Lewis	Series “B” Alternate Member
Jim Frownfelter	Series B Member	Jared Scott Hendricks	Series “B” Alternate Member
Gabriel Miguel Agustín de Alba del Castillo Negrete	Series A-1 Member	Maite de Alba de Gandiaga	Series “A-1” Alternate Member
Luis Daniel del Barrio Burgos	Statutory Auditor Non Member	Alejandro González Anaya	Alternate Non member Statutory Auditor
Alejandro Sainz Orantes	Secretary Non Member	Diego Martíniez Rueda Chapital	Alternate Secretary Non Member
The members of the Audit and Compensations Committees hold office for one year or until the persons designated to replace them take office. Each committee must include at least one Series A-1 Director and at least one Series B Director selected by the holders of the majority of the Series A and Series B Shareholders, respectively. The Chairman and Secretary shall be appointed by the majority vote of its members. The Chairman shall have no casting vote in the event of a tie. The Secretary may act as such without being a member of the corresponding Committee.

Compensation
Generally, the salary of our personnel, including senior management, consists of a base salary as well as a performance bonus paid annually to personnel active as of the date of payment or that has worked for the Company at least six months of the corresponding year, and based on the fulfillment of certain objectives which are reviewed by their supervisors annually. The same applies to Enlaces’ personnel.
Our compensation arrangements with our Chief Executive Officer, Mr. Northland, and our Chief Financial Officer, Mr. Stein, each provide for a base salary, and a performance-based annual bonus, which is determined by our board of directors. In addition, each received a special bonus in connection with the Transactions.
As of December 31, 2010, the aggregate senior management compensation for services in all capacities, including performance bonuses and severance payments to executives, was approximately $3.01 million, which includes an advance of the 2010 results variable compensation.
Our sales personnel’s performance bonuses, including that of our Vice President of Business Development, are based on certain sales objectives and are reviewed and paid three times a year to personnel active as of the date of payment. As of December 31, 2010, we paid or accrued $294,000 for the performance bonuses of our sales personnel.
During 2010, we paid members of our board of directors for their attendance at Board or CUAC meetings an aggregate amount of $600,000.
In June 2010, we granted our unionized employees a salary increase of 5% for the period beginning June 1, 2010 through May 31, 2011. In May, 2011, we negotiated a new salary increase of 5% and benefits increase of 2% for our unionized employees beginning June 1, 2011.
ITEM 7. Major Shareholders and Related Party Transactions
Share Ownership
As of December 31, 2010 and until May 26, 2011, the share ownership of Satmex was as follows:

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

As of December 31, 2010 and until May 26, 2011, the Bank of New York, as agent for the benefit of the beneficial holders of trust interest (unitholders), held shares through the equity trust trustee representing 78% of our capital, including 43% of our full voting capital. The equity trustee, for the benefit of Servicios (and/or the Mexican government), also held shares representing 16% of our capital, including 45% of our full voting capital.
As of May 26, 2011, and in connection with the Transactions, the capital stock of the Company is 6,590,489,729.77 Mexican pesos, represented by 130,000,000 of shares, divided as follows: (i) 117,000,000 Series N (or of “neutral investment”) shares representing 90% of the economic rights of the Company; (ii) 6,370,000 Series B shares, representing 4.9% of the economic rights and 49% of the voting rights of the Company; and (iii) 6,630,000 Series A shares, representing 5.1% of the economic rights and 51% of the voting rights of the Company. The Shares are held as follows:

	Minimum
	Fixed Capital	Variable Capital
	Class I	Class II
Shareholders	Series A	Series A	Series B	Series N	%
Holdsat México, S.A.P.I. de C.V.	50,000	6,580,000	—	—	51% Equity Voting Rights; 5.1% Equity Financial Rights

Satmex International, B.V.	—	—	6,363,339	116,877,651	48.94876% Equity Voting Rights; 94.80076% Equity Financial Rights

EJA Holdings LTD	—	—	1,113	20,448	0.00856% Equity Voting Rights; 0.01659% Equity Financial Rights

Centerbridge Capital Partners SBS (Cayman), L.P.	—	—	4,081	74,963	0.03139% Equity Voting Rights; 0.06080% Equity Financial Rights

Company’s treasury	—	—	1,467	26,938	0.01128% Equity Voting Rights; 0.02185% Equity Financial Rights

Total	50,000	6,580,000	6,370,000	117,000,000	100%

Shareholders’ Equity
Post-Transaction Satmex Structure
As a result of the Transactions and the application of the proceeds therefrom:
•	Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.
•
The Series A shares entitle holders to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which 51.0% of the capital is owned by Mexican individuals or entities (if entities, only if 51.0% of the capital of such entities is also owned by Mexican individuals or entities). All Series A shares of reorganized Satmex are owned by Holdsat México.

•
Series B shares entitle holders to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. Over 99% of the Series B shares are owned by Investment Holdings BV; certain holders of the Second Priority Old Notes not eligible to invest through Investment Holdings hold less than 1% of Series B Shares. Less than 0.03% of Series B shares are deposited in the Company’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

•
Series N shares entitle holders to 90.0% of the economic rights and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another and (vi) merger of Satmex with and into another entity. The Series N shares may be owned by any person, including foreign investors. Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. Over 99% of the Series N shares are owned by Investment Holdings BV; certain holders of the Second Priority Old Notes not eligible to invest through Investment Holdings hold less than 1% of Series N shares. Less than 0.03% of Series N shares are deposited in the Company’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

Related Party Transactions
Until the completion of the Transactions, the Mexican government and Loral Skynet Corporation were shareholders of Satmex.
Mexican Government
As part of the Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C-band and 206.77 MHz in Ku-band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved for the Mexican government will be defined according to applicable law and regulations. In addition, we are required to operate one L-band transponder owned by the Mexican government (through TELECOMM) on Solidaridad 2, until its end of life, or in the replacement satellite of the fleet of Satmex, after Satmex 7 is launched. Neither Satmex 6 nor Satmex 5 has any L-band transponders.
According to SCT instructions, Satmex 7 will not have any L-band transponders.
Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually consistent with changes in the Consumer Price Index. Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control. The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For the years ended December 31, 2010, 2009 and 2008, our rental expense under our Property Concession was $480,434, $433,806 and $504,229, respectively.
Service revenue from related parties and the Mexican government amounted to $7.2 million in 2010, $5.0 million in 2009 and $4.3 million in 2008.
Loral Usufructo
In connection with the restructuring process carried out by the Company in 2006, we granted Loral Skynet Corporation a Mexican usufructo with respect to seven transponders. Loral Skynet is the beneficiary of one of our shareholders. Pursuant to Mexican law, the usufructo granted to Loral Skynet the right to use and enjoy three transponders until the end of life of the Satmex 5 and the right to use and enjoy four transponders until the end of life of Satmex 6, for a total of seven transponders. This right will not to be affected by, and will survive, any future transfer of Satmex 5 or Satmex 6.
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
Legal Matters
On December 15, 2010, we were notified of official communications number 2.1.8760, 2.1.8761 and 2.1.8762, dated December 10, 2010, issued by the Dirección General de Política de Telecomunicaciones y de Radiodifusión (Direction General for Telecommunications Policy and Broadcasting) of the SCT initiating procedures to impose sanctions for our alleged non-compliance with certain conditions of each of the Orbital Concessions, including evidence that the initial consideration payable for the Orbital Concessions was duly paid. On April 8, 2011, the SCT imposed a monetary fine, in an amount that is not material to the Company, due to non-timely compliance with condition 4.2.1.2. of each of the Orbital Concessions. We paid the fine on April 8, 2011 and the SCT confirmed that we were in compliance with all other conditions of each Orbital Concession. In May 2011 the SCT granted extensions of the Orbital Concessions for an additional term until 2037.
In the ordinary course of our business, we are from time to time named as a defendant in legal proceedings brought by former employees claiming unjustified discharge or making similar complaints. We believe that these actions are not material, individually or in the aggregate, and therefore no reserves have been established in connection therewith.
Dividend Policy
We will not pay cash dividends unless we are permitted to do so under the terms of the New Indenture.
Significant Changes
As of May 26, 2011, the Transactions were given effect. See “Explanatory Note” on page 3 of this annual report on Form 20-F.
ITEM 9. The Offer and Listing
Not Applicable.
ITEM 10. Additional Information
Documents concerning us referred to in this annual report on Form 20-F may be inspected at our corporate offices at Avenida Paseo de la Reforma No. 222, pisos 20 y 21, Colonia Juárez; 06600 Mexico City, Mexico.
Articles of Incorporation
Set forth below is a summary of our Bylaws. This may not contain all of the information that is important to you. We refer you to an English translation of our Bylaws, effective May 26, 2011 as filed with our Form 6-K dated June 10, 2011. The following descriptions are qualified by references to the Bylaws and applicable Mexican law.
Corporate Purpose
Under our bylaws, the main corporate purposes of Satmex are:
•
the installation, operation, control and exploitation of artificial satellites, through the occupation and exploitation of geostationary orbital slots and satellite orbits assigned to Mexico, with their corresponding frequency bands and emission rights and signal reception under the terms of the Federal Telecommunications Law and pursuant to the concessions granted to Satmex by the Mexican Government;

•	the construction, operation and exploitation of control centers associated with its satellite system;

•
the rendering of all types of national and international telecommunication satellite services including, without limitation, the rendering of television (including the television direct diffusion services (DTH/DBS)), telephone and data signal conduction and distribution, among others that are technically viable, in accordance with the authorizations, concessions, permits, licenses and any other document that is necessary to provide such services; and

•
the exploitation of rights to transmission and reception of signals from frequency bands associated with foreign satellite systems, granted through a concession issued, as the case may be, by the appropriate authority.

Domicile
Our domicile is the Federal District, Mexico; however, we may establish offices, agencies and/or branches elsewhere within or outside Mexico.
Corporate Capital
Our corporate capital is variable. The minimum fixed portion of the corporate capital, without right of withdrawal, is the amount of $50,000.00 (fifty thousand Mexican pesos), and is represented by common, nominative Class I shares, without par value, all of which are fully subscribed and paid. The variable portion of our corporate capital is for an unlimited amount and is represented by common, nominative Class II shares, without par value. Each share entitles the holder to cast one vote at Shareholders Meetings.
Shares
The common shares of the corporate capital are divided into three series, as follows:
1. Series A shares, which can only be subscribed or acquired by the following persons:
a.	Individuals of Mexican nationality;
b.
Mexican companies whose by-laws include a foreigner exclusion clause and, therefore, whose members, partners or shareholders may only be Mexican individuals or Mexican companies whose by-laws further contain such foreigner exclusion clause; and

c.
Mexican companies, a majority of whose corporate capital at any time and at all times is owned, directly or indirectly, by Mexican individuals or by Mexican companies, a majority of whose corporate capital is at any time and at all times owned by Mexican individuals or Mexican companies with majority Mexican capital.

In the event that any person other than those mentioned in Subparagraphs (a) through (c) above acquires ownership of Series A shares, such acquisition will be deemed null and void, will produce no effect and will not be registered in the Registry Book of Nominative Shares of Satmex, and such holder will neither be considered nor admitted by Satmex as a shareholder.
Series A shares may be held by different groups of shareholders, in which case the Extraordinary Shareholders Meeting may resolve to issue special sub-series of shares to grant certain rights and/or obligations to their holders; such sub-series may be identified as Series A-1, A-2, etc.

2. Series B shares, which may be freely subscribed or acquired by any individual or company, including foreign investors.
Pursuant to the provisions of article 12 of the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and article 7, paragraph III, letter x, of the Foreign Investment Law (Ley de Inversión Extranjera), participation of foreign investment in the capital stock of Satmex, represented by full voting shares, cannot exceed 49%.
Series B shares may be held by different groups of shareholders, in which case the Extraordinary Shareholders Meeting may resolve to issue special sub-series of shares to grant certain rights and/or obligations to their holders; such sub-series may be identified as Series B-1, B-2, etc.
3. Series N shares, which may be freely subscribed or acquired by any person, including foreign investors.
Series N shares are neutral investment shares and can only be issued with the prior approval of the Ministry of Economy or the Foreign Investments Commission (Comisión Nacional de Inversiones Extranjeras), as applicable, and are not considered in determining the participation of foreign investment in the corporate capital of Satmex in accordance with the provisions of Articles 18 and 20 of the Foreign Investment Law (Ley de Inversión Extranjera). Series N shares are subject to the following:
a)	Holders are entitled to full economic rights but are entitled to vote on only the following matters:
(i)	Extension of the duration of Satmex;

(ii)	Anticipated dissolution of Satmex;

(iii)	Change in the corporate purpose of Satmex;

(iv)	Change of nationality of Satmex;

(v)	Transformation of Satmex; and

(vi)	Merger with other company or spin off.
Series N shareholders have the same economic rights as holders of common shares, including refunds for corporate capital reduction or liquidation, distribution of profits or any other distribution, and the preemptive right to subscribe for new shares of the corporate capital issued as a result of an increase thereto.
Series N shares are not entitled to the preferential rights set forth in Article 113 of the General Law of Commercial Organizations and cannot, in any event, exceed 90% of the subscribed and paid capital stock of Satmex.
b)
Of the remaining 10% of the capital stock of Satmex, that is, the non-neutral capital, 51% must be subscribed and paid by Mexican individuals or Mexican companies whose By-laws have a foreigner exclusion clause or have a foreigner admission clause but with the majority of capital stock held by Mexicans and controlled by Mexican investment, for purposes of having the majority of shares with full voting rights, under the control of Mexican investment.

c)
Article 7 of the Foreign Investment Law (Ley de Inversión Extranjera), states that the foreign investment limitations set forth in such article cannot be exceeded directly, either through trusts, agreements, social or statutory pacts, pyramidal schemes, or any other mechanism that grants control or a major participation surpassing the referred limitations, except for the provisions set forth in Title Fifth of the Foreign Investment Law. As a result of the foregoing, control of Satmex in no event and under no circumstance may remain in hands of a foreign individual or a foreign group of individuals, foreign companies and/or Mexican companies where the majority of its capital is foreign.

All shares, within their respective Series, confer equal rights and obligations to their holders. Satmex is not permitted to issue non-voting shares.
Registry Book of Nominative Shares. Satmex maintains a Registry Book of Nominative Shares which contains the name, nationality and address of each of Satmex’s shareholders, the number, Class and Series of shares owned by each, any transfers thereof and all other requirements set forth in Article 128 of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles).
Satmex may consider as legitimate shareholders only those persons who are recorded as such in the Registry Book of Nominative Shares under Article 129 of the General Law of Commercial Organizations.
The Registry Book of Nominative Shares must be closed during the periods beginning on the third business day prior to holding any Shareholders’ Meeting, through and including the date when the Shareholders’ Meeting is held, and therefore, during any such periods, no entry into such Registry Book of Nominative Shares may be made.
Share Certificates
The shares are indivisible and shall be represented by provisional or permanent certificates, covering one or more shares.
Increases and Decreases in Corporate Capital
The corporate capital of Satmex may be increased or decreased pursuant to the following rules:
Increases. Subject to SCT approval as discussed below, the General Extraordinary Shareholders’ Meeting must discuss and pass a resolution authorizing any increases in the corporate capital of Satmex, whether in the minimum fixed (Class I shares) or variable portion (Class II shares), and the manner and terms in which the issuance, subscription and payment of shares is to be made. Any increase in the fixed portion of the corporate capital requires an amendment of our By-laws. In the event of an increase of the variable portion of the corporate capital, notarization or registration of the minutes of the corresponding Meeting is not necessary.
Increases in corporate capital must be recorded in the Book of Capital Variations which must be maintained by Satmex in accordance with the provisions of the General Law of Commercial Organizations.
In the case of an increase of the corporate capital, shareholders have a preemptive right to subscribe for the shares issued as a result thereof, in proportion to the number of shares held by each shareholder at that time pursuant to the provisions of Article 132 of the General Law of Commercial Organizations. Shareholders must exercise such right within a period of 15 calendar days following the date of publication of the corresponding notice to the shareholders in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the newspapers with the greatest circulation in the corporate domicile of Satmex; provided, however, that if at the corresponding Shareholders’ Meeting, the shareholders representing all of the share capital of Satmex are present or duly represented, the publication of the aforementioned notice will not be necessary and, therefore, the 15 calendar-day period will commence from the date of the corresponding Meeting.
As the shares of Satmex do not have par value, new share certificates need not be issued as a result of an increase of the corporate capital for capitalization of premiums on shares, capitalization of withheld profits or capitalization of reserves for valuation or revaluation, unless so required by the General Extraordinary Shareholders’ Meeting approving the relevant increase or as required pursuant to the provisions of Article 210-Bis of the General Law of Negotiable Instruments and Credit Operations.

No new shares may be issued until subscription and payment in full for all outstanding shares is made.
SCT Approval. Any subscription for shares of the corporate capital of Satmex that, in any transaction or series of transactions, represents 10% or more of the corporate capital existing at that time, is subject to the following rules:
a.
Satmex must provide notice to the SCT of the persons (each an “Interested Person”) interested in subscribing for the shares. Such notice must be in writing and include information on each Interested Person, provided that, if any Interested Person is not an individual, sufficient information must be provided to the SCT to identify the person or persons that, directly or indirectly, hold 10% or more of such Interested Person except if such Interested Person is a retirement fund manager or an investment fund;

b.
The SCT has the right to object to the relevant transaction, for justified cause, provided that such objection is made within a period of 30 calendar days from the date of receipt of the relevant notice from Satmex;

c.	If the SCT does not object the relevant transaction within the aforementioned 30 calendar-day period, the transaction shall be deemed authorized; and
d.	Only those transactions referred that are not objected to by the SCT may be recorded in the Registry Book of Nominative Shares of Satmex.
The notice and authorization requirements mentioned in the preceding paragraphs do not apply to the subscription of “neutral investment” shares or limited voting shares issued pursuant to the provisions of Article 113 of the General Law of Commercial Organizations, or in the event of subscription of shares by the shareholders of Satmex that does not modify the pro-rata participation of such shareholders in the corporate capital of Satmex.
Decreases. The General Extraordinary Shareholders’ Meeting must discuss and pass a resolution approving any decrease in the corporate capital of Satmex, whether in the minimum fixed (Class I shares) or variable portion (Class II shares). Any decrease in the minimum fixed portion of the corporate capital requires an amendment of our By-laws. In the case of a decrease in variable portion of the corporate capital, notarization or registration of the minutes of the corresponding Meeting is not necessary.
Decreases in the corporate capital must be recorded in the Book of Capital Variations which is maintained by Satmex in accordance with the provisions of the General Law of Commercial Organizations
The corporate capital of Satmex may be decreased to absorb losses, reimburse shareholders for their equity contributions, release shareholders from payments not effected or to effect separation rights of shareholders provided in Article 206 of the General Law of Commercial Organizations.
In the event of a decrease in the minimum fixed portion of the corporate capital, the provisions of Article 9 of the General Law of Commercial Organizations must be followed, unless the relevant decrease is made through the absorption of losses.

In no event may the corporate capital be decreased to less than the minimum required by law.
Right of Withdrawal and Transfer of Shares
The shareholders of Class II shares of the variable portion of the corporate capital do not have the right of withdrawal of their equity contributions, in whole or in part, set forth in Articles 213 and 220 of the General Law of Commercial Organizations.
Holders of Series A shares (and any sub-series of Series A shares) of Satmex (individually or collectively, the “Series A Shareholders”) may not sell, transfer, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise, including as a result of a merger, acquisition or other transaction that results, directly or indirectly, in a change of control of the Series A Shareholders) (each a “Transfer”), any of the their Series A shares except (i) as approved by the holders of a majority of the Series B Shares (including without limitation to any Affiliate (as defined below) of a Series A Shareholder in a Transfer approved by the holders of a majority of the Series B Shares), or (ii) pursuant to any agreement entered into by Series A Shareholders and Series B Shareholders, as the case may be, including but not limited to any shareholders’(or similar) agreement entered into by the shareholders of Satmex. Any attempt to Transfer any Series A Shares in violation of this provision is null and void and Satmex must refuse to register any such Transfer. Any permitted transferees pursuant to clauses (i) or (ii) above are required to join any shareholders’ (or similar) agreement entered into by the shareholders of Satmex, if any, to effectuate the terms described herein and be subject to the same terms and conditions as the transferring shareholder. Such transfers may be conditioned on conversion of shares to a more appropriate series to comply with foreign investment restrictions.
Shareholders’ Meetings
Authority. The Shareholders’ Meeting is the supreme authority of Satmex and has the broadest powers to determine and ratify acts and operations of Satmex. Resolutions passed at the Shareholders’ Meeting must be carried out by the designated persons and such resolutions bind all shareholders, even those absent from the Shareholders’ Meeting or casting a dissenting vote. Dissenting shareholders have, however, the rights of opposition conferred upon them under the General Law of Commercial Organizations.
Ordinary, Extraordinary and Special Meetings. Shareholders’ Meetings shall be General Ordinary and Extraordinary, or Special.
1. A General Ordinary Shareholders’ Meeting shall be held within four months following the end of each fiscal year to consider the following matters:
a.
Discuss, approve or amend the report rendered by the Board of Directors pursuant to the provisions of Article 172 of the General Law of Commercial Organizations, taking into consideration the report of the Statutory Auditor(s) (Comisario);

b.	Discuss, approve or amend the annual report rendered by the Audit and Compensation Committee, if any;
c.
If necessary, appoint the members of the Board of Directors and Statutory Auditor(s) and their respective alternates, if any, provided that each Series of Shares would have the right to appoint members of the Board as described hereinafter; and

d.
Determine the compensation payable to the members of the Board of Directors, the Statutory Auditor(s) and their respective alternates, if any, taking into account the proposal of the Compensation Committee, if any.

2. General Ordinary Shareholders’ Meetings may be convened at any time to discuss any matter not reserved to the General Extraordinary Shareholders’ Meeting pursuant to Article 182 of the General Law of Commercial Organizations or these By-laws.
3. Matters reserved to the General Extraordinary Shareholders’ Meetings are:
a.	Extension of the duration of Satmex;

b.	Voluntary dissolution and liquidation of Satmex;

c.	Increases and decreases of the corporate capital of Satmex;

d.	Changing the purposes of Satmex;

e.	Changing Satmex’s nationality or any re-incorporation or alteration in the nationality of Satmex (including without limitation by domestication in any other jurisdiction);

f.	Transformation of Satmex;

g.	Merger of Satmex with another entity;

h.	Spin-off of Satmex;

i.	Issuance of preferred stock or any special series or sub-series of stock;

j.	Redemption by Satmex of its own shares and issuance of acciones de goce;

k.	Issuance of bonds;

l.	Any amendment to the By-laws of Satmex;

m.	Declaration of dividends or distributions to shareholders or redemption of stock or other equity securities;

n.	Effecting any other Change of Control (as defined below) of Satmex;

o.	Supermajority Matters (as defined in paragraph (c) of Article Twenty-Fifth); and

p.	Any other matters specifically reserved by applicable Mexican law or the By-laws to a General Extraordinary Shareholders Meeting.
4. Shareholders’ Meetings called to discuss any matter affecting only one series of shares in particular shall be special.
Calls for Shareholder Meetings. Shareholders’ Meetings are held at the corporate domicile of Satmex, except in case of acts of God or force majeure. Both General Ordinary and Extraordinary Shareholders’ Meetings must if called by (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, one appointed by the Series A-1 shareholders and one appointed by the Series B shareholders, or (iv) any Statutory Auditor of Satmex.

Any shareholder or group of shareholders holding at least 33% of the outstanding shares of Satmex having a right to vote on the relevant matter(s) may request in writing at any time that the Board of Directors or the Statutory Auditor(s) call a Shareholders’ Meeting to discuss the matter(s) specified in the relevant request. Any shareholder has the same right in any of the cases provided for in Article 185 of the General Law of Commercial Organizations. If (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, one appointed by the Series A-1 shareholders and one appointed by the Series B shareholders, or (iv) any Statutory Auditor of Satmex, as the case may be, refuses or otherwise fails to call the meeting within 15 calendar days after receipt of the relevant request, the shareholder requesting the call has the power to request the competent judicial authority of the corporate domicile to make such call pursuant to the provisions of Article 184 of the General Law of Commercial Organizations.
The calls for both General Ordinary and Extraordinary Shareholders’ Meetings must be signed by the person making the call. If made by the Board of Directors, it is sufficient to have the signature of its Secretary (or its alternate, if any). Calls shall specify the place, date and hour of the Shareholders’ Meeting, include the agenda, clarify if it is held pursuant to first or subsequent call, and be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the daily newspapers of greatest circulation in the corporate domicile, at least 15 calendar days before the date scheduled for the Meeting. Shareholders’ Meetings may be validly held without the need for a prior call or publication whenever all the shares having a right to vote on the relevant matter are present or represented thereat.
Quorum Requirements. (a) General Ordinary Shareholders’ Meetings will be regarded as legally convened pursuant to a first call when at least 60% of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented. In the case of a second or subsequent call, General Ordinary Shareholders’ Meetings will be regarded as legally convened when at least 55% of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented. Resolutions taken at General Ordinary Shareholders’ Meetings are valid when adopted by the favorable vote of at least 55% of the shares of the corporate capital having a right to vote on the relevant matter.
(b) General Extraordinary Shareholders’ Meetings will be regarded as legally convened pursuant to a first call when at least 75% of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented. General Extraordinary Shareholders’ Meetings held pursuant to a second or subsequent call will be regarded as legally convened if 55% of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented. Subject to the provisions of paragraph (c) below, resolutions taken at General Extraordinary Shareholders’ Meetings are valid when adopted by the favorable vote of more than 55% of the shares of the corporate capital having a right to vote on the relevant matter.
(c) Resolutions adopted at General Extraordinary Shareholders’ Meetings (held pursuant to a first, second or subsequent call) with respect to the matters listed below are valid when adopted by the favorable vote of at least 75% of the shares of the corporate capital having a right to vote on the relevant matter:
1.	Supermajority Matters (as defined below);

2.	Distribution of dividends by Satmex;

3.	Voluntary dissolution and liquidation of Satmex;

4.	Increases and decreases of the corporate capital of Satmex;

5.	Merger of Satmex with another entity;

6.	Spin-off of Satmex;

7.	Issuance of preferred stock by Satmex;

8.	Redemption by Satmex of its own shares and issuance of acciones de goce;

9.
Determination of the manner in which the shares, stock or any type of equity interests owned by Satmex representing the corporate capital of any entity, Mexican or foreign, including but not limited to subsidiaries of Satmex, will be voted, and appointing the special delegate, legal representative or attorney-in-fact to participate in such meetings and vote such shares, stock or any type of equity interests owned by Satmex (collectively, the “Voting Resolution”);

10.	Issuance of bonds by Satmex; and

11.	Any amendment to the By-laws of Satmex.
Admission to Shareholders’ Meetings. Only those shareholders recorded in the Registry Book of Nominative Shares of Satmex may be admitted to Shareholders’ Meetings.
In order to attend any Shareholders’ Meeting, shareholders must present the respective admittance card, which shall be issued by the Secretary of the Board of Directors upon request made at the latest two business days prior to the time set for the relevant meeting. The request must attach a certificate evidencing that the relevant share certificates were deposited with the Secretary of the Board of Directors or with a national or foreign banking institution. Share certificates deposited pursuant to the foregoing will not be returned until after the meeting is held.
Shareholders may be represented at Shareholders’ Meetings by one or more persons appointed by means of a proxy, signed before two witnesses, or having sufficient authority pursuant to a power of attorney granted in accordance with applicable law. The members of the Board of Directors and the Statutory Auditor may not represent shareholders at Shareholders’ Meetings.
Unanimous Written Resolutions. Resolutions of the shareholders may also be validly adopted without a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the shareholders entitled to vote on the relevant matter. Resolutions adopted in the manner described herein produce the same effects and have the same legal consequences as resolutions adopted at duly convened and held Shareholders’ Meetings. Whenever resolutions of the shareholders are adopted by unanimous written consent, no call or any other formality is necessary, other than the signature of all the shareholders entitled to vote in the relevant matter (or their duly appointed representatives) on the document evidencing the adoption of the relevant resolutions. All of those documents must be attached to the minutes of the resolutions and the resolutions themselves must be recorded in the Shareholders Meetings Minute Book.
Management of Satmex
Board of Directors. The management of Satmex is entrusted to a seven member Board of Directors, and their corresponding alternates, appointed by the General Ordinary Shareholders’ Meeting following the rules described below. Alternates may act for one or more principal members of the Board of Directors.
Holders of Series A-1 shares have the right to appoint three members of the Board of Directors and their corresponding alternates (each a “Series A-1 Director”), out of which at least one, and their corresponding alternate, must be Independent (as defined below).
Holders of Series A-2 shares have the right to appoint one member of the Board of Directors and their corresponding alternate (each a “Series A-2 Director”, and collectively with the Series A-1 Directors, the “Series A Directors”).
The Series A Directors must be Mexican Nationals.
Holders of Series B shares have the right to appoint three members of the Board of Directors and their corresponding alternates (each a “Series B Director”), who may be Mexican nationals or foreigners or a combination thereof.

The holders of Series A shares have the right to remove and replace Series A Directors at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions, provided that such change does not cause a material or regulatory adverse effect to Satmex, or to its subsidiaries or controlled entities, under foreign investment restrictions under Mexican law. Holders of Series B shares have the right to remove and replace Series B directors at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions.
The term “Independent” means a person whose appointment as a member of the Board of Directors or of a committee is based upon his/her experience, expertise and professional prestige. An Independent person cannot be any of the following:
1.	A person that is, or was at any time during the prior three years, an employee or officer of Satmex or any parent or subsidiary of Satmex;
2.	A person that is, or that is a partner, shareholder, director or officer of an organization that is, or was at any time during the prior three years, a direct or indirect shareholder of Satmex;
3.
A person that has, or is a partner, shareholder, director or officer of an organization that has, the direct or indirect power to elect or direct a majority of the members of the Board of Directors of Satmex;

4.
A person that is an advisor or consultant to Satmex or its Affiliates, or a partner, shareholder, director or officer of an organization that acts as an advisor or consultant to Satmex or its Affiliates and such person’s or organization’s income significantly depends on such relationship with Satmex;

5.	A person that is, or is a partner, shareholder, officer or employee of, the outside auditor of Satmex;
6.	A person that is a client, customer, supplier, borrower or lender of Satmex, or a partner, advisor, employee, director or officer of any such client, customer, supplier, borrower or lender;
7.
A person that is an official or employee of any governmental agency or a person that was at any time during the prior three years an official or employee of any governmental agency, in each case subject to exceptions agreed (i) by the majority of the Series A shares and the majority of the Series B shares upon appointment of a member of the Board of Directors, or (ii) by the majority of the members of the Board of Directors, including at least one Series B Director;

8.	A person that is an officer, director, trustee or employee of a foundation, university, association or non-profit association that receives donations from Satmex; or
9.
A person that is a family member, up to the third degree, of any of the persons mentioned in paragraphs 1 to 5 above, or up to the first degree of any of the persons mentioned in paragraphs 6 and 8 above.

The members of the Board of Directors and their alternates, as the case may be, hold office for such period as the General Ordinary Shareholders’ Meeting determines, subject to earlier removal by the holder or holders of series of shares that appointed them, and may be reelected as many times as deemed advisable, but in any event hold office until their successors have been appointed and have taken office (subject to earlier removal). The members of the Board of Directors and their alternates, if any, may be removed by the Series of shares that appointed them and any successors (whether resulting from removal, resignation, death or otherwise) must be replaced by the same Series of shares. Compensation is determined by the General Ordinary Shareholders’ Meeting, taking into account the proposal of the Compensation Committee, if any.
Board Meetings. The Board of Directors meets whenever duly called, but must meet at least four times a year. Meetings of the Board of Directors take place at the corporate domicile or at any other place within Mexico or abroad as determined in the relevant call.

Calls. Calls for meetings of the Board of Directors must be made in writing by (i) the Chairman of the Board, (ii) the Secretary of the Board, or (iii) two members of the Board of Directors, one appointed by the Series A-1 shareholders and one appointed by the Series B shareholders, but, in any event, shall be signed by the person(s) making the call. Calls must be physically delivered to each of the principal members of the Board of Directors, at the address previously provided by such member in writing to the Secretary of the Board of Directors of Satmex from time to time, at least seven business days prior to the date fixed for the relevant meeting. Calls must specify the place, date and hour of the meeting, include the agenda and clarify if it is held pursuant to first or subsequent call. Calls are not necessary if all members of the Board of Directors, or their alternates, are present at the meeting, either physically or via telephone.
Quorum Requirements. (a) Other than for Supermajority Matters, meetings of the Board of Directors are regarded as legally convened pursuant to a first call when the majority of its members are present, either physically or via telephone at the meeting, including a majority of the Series B Directors. In the case of a second or subsequent call, meetings of the Board of Directors are regarded as legally convened with the presence of the majority of its members, either phisically or via telephone, including at least one of any Series B Director. Other than for Supermajority Matters, resolutions taken at meetings of the Board of Directors are valid if approved by the affirmative vote of the majority of the members present at the meeting, either physically or via telephone, including the vote of, at least, one of Series B Director.
(b) Meetings of the Board of Directors called to discuss Supermajority Matters are legally convened pursuant to a first or subsequent call when the majority of its members are present at the meeting, either physically or via telephone, including the majority of the Series B Directors. Resolutions taken at meetings of the Board of Directors in respect of Supermajority Matters will be valid if approved by the affirmative vote of the majority of the members present at the meeting, either physically or via telephone, including in any event at least two Series A Directors and a majority of the Series B Directors.
(c) “Supermajority Matters” are:
1.	Engaging in any new line of business; 2. Transfer of all or a significant portion of Satmex’s material assets; 3. Adoption or amendment of the strategic business plan and annual budget;

4.
Transactions with any Affiliate of Satmex (or any of its subsidiaries) or any transaction in which any Series A Director or any affiliate of any holder of Series A Shares has directly or indirectly, any interest or participation;

5.	Deviations (i) from the annual budget that impact operating cash flow by the equivalent of $10,000,000 or more, or (ii) of 10% or more of the annual budget;

6.	Incurrence, prepayment or voluntary redemption of indebtedness by Satmex or any of its subsidiaries;

7.	Engagement of Satmex’s public accounting firm;

8.	Change in accounting or tax methods by Satmex or any of its subsidiaries or controlled entities;

9.	Settlement by Satmex or of any of its subsidiaries or controlled entities of litigation and arbitration above $1,000,000;

10.	Adoption of or material amendment to any executive management compensation or employee benefit plan by Satmex or of any of its subsidiaries or controlled entities;

11.	Voting Resolution;

12.	Initial public offering of equity securities or registration of securities for such purposes by either Satmex or any of its subsidiaries or controlled entities;

13.	Any issuance of common stock by Satmex or any of its subsidiaries or controlled entities;

14.	Hiring or firing of Chief Executive Officer or Chief Financial Officer (or the equivalent) of Satmex or of any of its subsidiaries or controlled entities;

15.	Any acquisition or disposition of securities of any other company (however structured, including if by merger);

16.	Satmex making any other loan or investment in any existing subsidiary or controlled entity other than a wholly-owned subsidiary;

17.	Any acquisition or disposition of assets of Satmex constituting a business or other assets having a fair market value above $1,000,000;

18.	Request of filing for, or consent to, any modification or transfer of the orbital concessions held, or to be held, by Satmex;

19.
Amending or waiving in any material respect any provision of any shareholders’ agreement, limited liability company or partnership agreement, or any equivalent agreement of Satmex or of any of its subsidiaries or controlled entities;

20.
Voluntary bankruptcy or concurso mercantil or consent to involuntary bankruptcy or concurso mercantil, by Satmex or of any of its subsidiaries or controlled entities, without regard to the jurisdiction in which such proceeding is commenced; and

21.	Filing for bankruptcy or concurso protection in any jurisdiction.
Unanimous Written Resolutions. Resolutions by the Board of Directors may be also validly taken without a formal meeting, provided that the relevant resolutions are adopted by unanimous written consent of all the members of the Board of Directors. Resolutions adopted in the manner described herein have the same legal effect as resolutions adopted at formal meetings of the Board of Directors. Whenever the resolutions of the Board of Directors are taken by unanimous written consent of its members, no call or any other formality is necessary, other than the signature of all, of the members of the Board of Directors on a document evidencing the adoption of the relevant resolutions, which must be entered in the Board of Directors’ Meetings Minute Book of Satmex, and certified by the Secretary of the Board.
Audit and Compensation Committees
The Committees. Satmex must have an Audit Committee and a Compensation Committee, as determined by the Board of Directors.
The members of the Audit and Compensation Committees, if any, will hold office for one year or until the persons designated to replace them take office. At least one Series A-1 Director selected to serve on the committee by a majority of the Series A-1 shareholders, and at least one Series B Director must be on any such committee. The Chairman and Secretary are appointed by the majority vote of its members, and the Chairman has no casting vote in the event of a tie. The Secretary may act as such without being a member of the Committee.
Audit Committee. The Audit Committee, if so appointed by the Board of Directors, has the following powers, authorities and obligations:
1. Be directly responsible for the appointment, compensation and oversight of the work of the public accounting firm of Satmex;
2. Establish procedures for (i) the receipt, retention, and treatment of complaints received by Satmex regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of Satmex of concerns regarding questionable accounting or auditing matters;
3. Engage independent counsel and other advisors as it deems necessary to perform its duties and request that Satmex provide appropriate funding for the payment of compensation to such counsel and advisors;
4. Be directly responsible for the oversight of the compliance by the members of the Board of Directors and the first level officers of Satmex and its subsidiaries with the provisions of the By-laws, the By-laws of any subsidiaries, applicable law and any guidelines issued in connection therewith;

5. Be directly responsible for the oversight of compliance with the corporate practices set forth in the By-laws and the By-laws of any subsidiaries of Satmex, and the protection of the minority rights therein established;
6. Submit recommendations to the General Shareholders Meeting or to the Board of Directors, as applicable, with respect to the removal of members of the Board of Directors, Statutory Auditor(s) and officers of Satmex and its subsidiaries for any violations of the provisions of applicable law, the By-laws, the By-laws of any subsidiaries, any guidelines issued in connection herewith or therewith, the corporate practices and minority rights protection provisions set forth therein, or otherwise as it deems appropriate;
7. Approve internal control regulations and administrative procedures of Satmex and its subsidiaries;
8. Be directly responsible for the oversight of transactions by Satmex or its subsidiaries with Affiliates, and assure that such transactions follow market conditions and healthy business practices;
9. Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and
10. Request from the Board of Directors and from the first level officers of Satmex and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.
Compensation Committee. The Compensation Committee, if so appointed by the Board of Directors, has the following powers and authorities:
1. Provide the Board of Directors with the necessary recommendations in connection with the incentive and recruiting program for officers of Satmex;
2. Propose to the Shareholders’ Meeting or to the Board of Directors, as the case may be, the compensation for the members of the Board of Directors, the Statutory Auditor(s) and officers of Satmex;
3. Consultation with expert third parties in aid of compensation, in order to make any decisions that may be required;
4. Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and
5. Request from the Board of Directors and from the first level officers of Satmex and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.

Statutory Auditors
The surveillance of Satmex shall be entrusted to two or more Statutory Auditors, one to be appointed by the holders of Series A shares, and one appointed by the holders of Series B shares; the foregoing without prejudice of the fact that (i) the holders of the Series A shares and of the Series B shares may decide, at a General Ordinary Shareholders’ Meeting, to appoint only one Statutory Auditor without losing their corresponding right to independently appoint their Statutory Auditor, as described herein, and (ii) any shareholder or group of shareholders holding 25% of the shares of the corporate capital issued and outstanding of Satmex is entitled to appoint an additional Statutory Auditor. The Statutory Auditors may have alternates appointed by the shareholders meeting. The Statutory Auditors may be shareholders, may be reelected and shall perform as such until the person or persons appointed to replace them take office.
Fiscal Years; Financial Information; Profit and Loss
Fiscal Years. Satmex’s fiscal years shall never exceed 12 months and will run from January 1 through December 31 of each year.
Report of the Board of Directors. At the end of each fiscal year, the Board of Directors is responsible for ensuring that the information required by Article 172 of the General Law of Commercial Organizations is prepared for its presentation to the General Ordinary Shareholders’ Meeting and the procedures prescribed in Articles 173 and 177 of said Law are followed.
Profits. Any net profits realized in each fiscal year after Satmex’s balance sheet and financial statements are approved by the General Ordinary Shareholders’ Meeting are to be applied, as follows:
1. A minimum of 5% is to be set aside as a reserve fund pursuant to Article 20 of the General Law of Commercial Organizations, until such fund is equal to one-fifth of Satmex’s capital stock;
2. An amount considered necessary to constitute the reserve funds necessary or advisable must also be set aside; and
3. The remaining profits, if any, may be distributed as dividends to the shareholders of Satmex as determined by a duly convened and held General Extraordinary Shareholders’ Meeting.
Losses. Shareholders bear losses in proportion to the number of their shares, and liability is limited only to the amount of their capital contributions.
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

Certain Mexican Tax Considerations
The following summary contains a description of the principal Mexican tax consequences of the purchase, ownership and disposition of the New Notes. This summary is based on the tax laws in force as of the date hereof and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico.
The below discussion does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico.
The U.S. and Mexico have entered into the Convention for the Avoidance of Double Taxation (the “Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain U.S. Noteholders are summarized below. The U.S. and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexico withholding tax to which payments of interest on the Second Priority Old Notes may be subject.
This summary of certain Mexican tax considerations deals with Noteholders that (a) are not residents of Mexico for Mexican tax purposes and (b) do not conduct a trade or business through a permanent establishment in Mexico (each, a “Foreign Holder”). For purposes of Mexican Taxation, tax residency is a highly technical definition which involves several factual situations.
An individual is a resident of Mexico if he or she has established his or her home in Mexico. When such person also has a home in another country different from Mexico, the individual will be considered a resident of Mexico for tax purposes if his/her center of vital interests is located in Mexico, which is deemed to occur if (i) more than 50% of such individual’s total income, in any calendar year, is from a Mexican source, or (ii) such individual’s principal center of professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico in which his/her income is considered as subject to a preferential tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Unless proven otherwise, a Mexican national is deemed a resident of Mexico for tax purposes.
A corporation is considered a resident of Mexico for tax purposes if it maintains the principal administration of its business or the effective location of its management in Mexico.
A permanent establishment of a foreign person in Mexico will be treated as a resident of Mexico for tax purposes and will be required to pay taxes in Mexico in accordance with applicable tax laws, for income attributable to such permanent establishment.
However, any determination of residence should be made considering the particular situation of each person or legal entity.
The tax implications described herein may vary depending on the applicability of a treaty for the avoidance of double taxation in effect. Mexico has entered into or is negotiating several treaties regarding the avoidance of double taxation with various countries that may have an impact on the tax treatment of the purchase, ownership and holding or disposition of notes.
Taxation of Interest and Principal
Under the Mexican Income Tax Law, interest, regardless of the name used, is subject to Mexican withholding tax.

Among others, interest for Mexican tax purposes refers to yields of credit of any nature, secured or unsecured, and whether entitled or not to participate in the benefits; yields of public debt, bonds and debentures (including premiums and prizes assimilated to such yields), premiums paid on loans of securities, discounts for placement of negotiable securities, bonds or debentures, commissions or payments for the opening or guarantee of credits (regardless of such credits being contingent), payments to a third party for opening or guaranteeing of credits (regardless of such credits being contingent), payments to a third party for accepting to guarantee negotiable instruments or to furnish a guarantee or accept a liability of any other nature, profit from the sale of instruments placed with the general public as referred to in Article 9th of the Mexican Income Tax Law, as well as the profit from a non-Mexican resident’s sale of credits charged upon a Mexican resident or upon a non-Mexican resident with a permanent establishment in Mexico, when acquired by a Mexican resident or by a non-Mexican resident with a permanent establishment in Mexico.
Under the Mexican Income Tax Law, payments of interest made in respect of the New Notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder, will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (a) the New Notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation and such tax treaty is in effect; (b) with respect to the New Notes, the notice referred in the second paragraph of article 7 of the Mexican Securities Law (Ley del Mercado de Valores) is filed with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and (c) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%. We will pay Additional Amounts so that the net amount received by each Noteholder after the payment of such withholding tax will equal the amount that would have been received by such holder if no such withholding had applied.
As of the date of this annual report on Form 20-F, neither the Tax Treaty nor any other tax treaty currently in force, provides a lower withholding tax rate than the 4.9% for interest income earned by non-Mexican residents provided under Mexico’s Income Tax Law, therefore neither the Tax Treaty nor other treaties are expected to have any effect on the Mexican tax consequences described in this summary.
A higher income tax withholding rate (30% from 2010 to 2012, 29% for 2013, and 28% for 2014 and thereafter) will be applicable when the beneficial owners of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, receive more than 5% of the aggregate amount of such payments on the New Notes and such beneficiaries are (a) shareholders of Satmex who own, directly or indirectly, individually or collectively with related persons, more than 10% of Satmex’s voting stock or (b) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by Satmex or by persons related to Satmex. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them or a third person holds an interest in the business or property of both persons.
Payments of interest made with respect to the New Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided, that any such fund is (a) the beneficial owner of the interest payment with respect to the New Notes, (b) duly incorporated pursuant to the laws of its country of origin, (c) exempt from income tax in such country, (d) registered with the Ministry of Finance for that purpose and (e) the relevant interest income is exempt from taxes in such country.
Noteholders may be required to, subject to specific exceptions and limitations, provide certain information or documentation necessary to enable us to apply the appropriate Mexican withholding tax rate on interest payments under the New Notes made by us to such holders. In the event that the specified information or documentation concerning the holder, if requested, is not timely provided, we may withhold Mexican tax from interest payments on the New Notes to that holder at the maximum applicable rate.
Payments of Principal
Under the Mexican Income Tax Law, principal paid to Noteholders who are non-resident of Mexico for tax purposes is not subject Mexican withholding taxes or any other similar taxes.
Taxation of Acquisitions and Dispositions
Pursuant to Mexican Income Tax Law, a tax is imposed upon the acquisition at a discount of a note by a purchaser that is a non-resident of Mexico for tax purposes, to the extent that the seller is a resident of Mexico or a non-resident with a permanent establishment in Mexico. In such case, the difference between the sale price and the aggregate face value and accrued but unpaid interest not previously subject to withholding tax will be deemed interest for Mexican tax purposes and thereby subject to 10% tax. The seller resident of Mexico or a non-resident with a permanent establishment in Mexico will be required to collect the 10% tax over the deemed interest income from the purchaser and remit it to the Tax Administration Service.

Gains resulting from the sale or other disposition of the New Notes by a foreign holder when the purchaser is a resident of Mexico or a non-resident with a permanent establishment in Mexico will be characterized as interest for Mexican tax purposes and thus subject to income tax in Mexico. As a result, the purchaser resident of Mexico or a non-resident with a permanent establishment in Mexico will make the withholding tax at the rates mentioned above. In any case, the difference between the sales price over the face value of the New Notes will be considered as interest.
Transfer and Other Taxes
There are no Mexican stamp, registration or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the New Notes. A Foreign Holder of the New Notes will not be liable for Mexican estate, gift, inheritance or any similar tax with respect to the New Notes.
ITEM 11. Quantitative and Qualitative Disclosures About Market Risk
During 2010, 2009 and 2008, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 4.40%, 3.57% and 6.53% respectively. Our major expenditures, including capital expenses and satellite insurance are not affected by Mexican rates of inflation because they are denominated in dollars. Customer contracts are also denominated in dollars. However, inflation rates would affect peso-denominated expenses such as payroll and rent. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. Approximately half of our costs and expenses are peso-denominated, an amount that represented 28% of our revenue in 2010.
ITEM 12. Description of Securities Other Than Equity Securities
Not applicable.
PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
ITEM 14. Material Modifications to the Rights of Security Holders
Not applicable.
ITEM 15. Controls and Procedures
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based upon review, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). Based on our review under such criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.
This annual report does not include an attestation report of Satmex’s registered public accounting firm regarding internal control over financial reporting. Internal controls on financial reporting are not subject to attestation by Satmex’s independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit Satmex to provide only management’s report.
Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting in 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16A. Audit Committee Financial Expert
We have had an audit committee since August 4, 2004. On November 30, 2006, we merged the audit and the compensation committees and created the CUAC. As of May 26, 2011 a separate Audit Committee was created, composed of six members, one of which is an independent member.
Mr. Canal, chairman of the Audit Committee, qualifies as an audit committee financial expert, as defined by the Sarbanes-Oxley Act, as amended.
ITEM 16B. Code of Ethics
In 2009, we implemented a board-approved code of ethics that applies to all employees, directors, and officers of the Company. To strengthen the code of ethics, Satmex and Enlaces implemented a Whistle Blowing System through a third-party provider.
As of December 31, 2010, a total of 15 reports were received and investigated. None was classified as relevant.
An English translation of the code of conduct is posted on our website www.satmex.com and a copy will be provided upon request.

ITEM 16C. Principal Accountant Fees and Services
The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2010, 2009 and 2008, respectively, were as follows:

	2010	2009	2008
	(Amounts in thousands)
Audit fees (1)	$502	$683	$581
Tax fees (2)	92	120	148

Total fees	$594	$803	$729

(1)
Audit fees: Audit fees in the above table are the aggregate fees billed by GYRU in connection with the audit under U.S. GAAP and Mexican NIF (Normas de Información Financiera) of our annual financial statements and statutory and regulatory audits.

(2)	Tax fees: Tax fees in the above table are fees billed by GYRU in connection with financial statements for tax purposes.
Our Audit Committee (formerly the CUAC) must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit. In 2010, [none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption.] The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5% or less of the total revenues paid by the Company to the accountant during the fiscal year; (b) such services were not recognized at the time of engagement as non-audit services; and (c) such services were promptly brought to the attention of the Audit Committee (formerly the CUAC) and approved by the Audit Committee (formerly the CUAC) prior to completion of the audit.
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
ITEM 16F. Change in Registrant’s Certifying Accountant
Not applicable.
ITEM 16G. Corporate Governance
Not applicable.
ITEM 17. Financial Statements
We have responded to Item 18 in lieu of responding to this item.

PART III
ITEM 18. Financial Statements
Please refer to Item 19.
ITEM 19. Exhibits
(a) Index to Financial Statements
(b) Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V.(2)

1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation).(4)

1.3	Bylaws of Satélites Mexicanos, S.A. de C.V. (English Translation)(10)

2.1
Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named there in, as First Priority Guarantors, and HSBC Bank USA, National Association, as First Priority Indenture Trustee.(5)

2.2
First Priority Collateral Trust Agreement among Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named therein, HSBC Bank USA, National Association, as Indenture Trustee, and HSBC Bank USA, National Association, as Collateral Trustee, dated as of November 30, 2006.(5)

2.3
Intercreditor Agreement, dated as of November 30, 2006, by and among Satélites Mexicanos, S.A. de C.V., as the Company, HSBC Bank USA, National Association, as the First Priority Collateral Trustee and as the First Priority Indenture Trustee, and Wells Fargo Bank, National Association, as the Second Priority Collateral Trustee and as the Second Priority Indenture Trustee.(5)

2.4	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its First Priority Senior Secured Notes due 2011.(5)

2.5
First Priority Mortgage in and over the Mortgaged Assets to secure the First Priority Obligations granted by the Company in favor of, and/or for the benefit of, HSBC Bank USA, National Association, in its capacity as First Priority Collateral Trustee under the First Priority Collateral Trust Agreement for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement.(5)

Exhibit No.	Description

2.6
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and Enlaces Integra S. de R.L. de C.V., as the Company.(5)

2.7
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Servicios Tecnicos, S. de R.L. de C.V., as the Company.(5)

2.8
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Administracion, S. de R.L. de C.V., as the Company.(5)

2.9
Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Tecnicos, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee.(5)

2.10
Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee.(5)

2.11
Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. as Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank, National Association, as Trustee.(5)

2.12
Second Priority Collateral Trust Agreement, among Satélites Mexicanos, S.A. de C.V., each of the Second Priority Guarantors named therein, Wells Fargo Bank, National Association, as Indenture Trustee, and Wells Fargo Bank, National Association, as Collateral Trustee, dated as of November 30, 2006.(5)

2.13	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its Second Priority Senior Secured Notes due 2013.(5)

2.14
Second Priority Mortgage in and over the Mortgaged Assets of Satélites Mexicanos, S.A. de C.V. to secure the Second Priority Obligations granted by the Company in favor of, and/or for the benefit of, Wells Fargo Bank, National Association, in its capacity as Second Priority Collateral Trustee under the Second Priority Collateral Trust Agreement for the benefit of the beneficiaries of the Second Priority Collateral Trust Agreement.(5)

2.15
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and Enlaces Integra, S. de R.L. de C.V., as the Company.(5)

2.16
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Administración, S. de R.L. de C.V., as the Company.(5)

2.17
Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Servicios Técnicos, S. de R.L. de C.V., as the Company.(5)

Exhibit No.	Description

2.18
Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee.(5)

2.19
Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Técnicos, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee.(5)

2.20
Irrevocable Administration Trust Agreement No. F/589, dated as of November 28, 2006, by and between Satélites Mexicanos, S.A. de C.V. as the Company, in its capacity as Settlor and Beneficiary, and Deutsche Bank Mexico, S.A., Institution de Banca Multiple, Division Fiduciaria, in its capacity as Trustee.(5)

2.21	Agency Agreement, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as Agent, for the benefit of holders of Trust Interests.(5)

2.22
Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V. for the benefit of certain holders of Beneficial Interests in the Irrevocable Administrative Trust Agreement No. F/0 598, dated November 28, 2006.(5)

2.23
Supplemental Indenture, dated as of December 30, 2008, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.(7)

2.24
Supplemental Indenture, dated as of January 20, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee.(7)

2.25	Additional Guarantee Designation, dated December 30, 2008, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV Corporation, as New First Priority Guarantor.(7)

2.26	Additional Guarantee Designation, dated January 20, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV Corporation, as New Second Priority Guarantor.(7)

2.27	Joinder, dated January 20, 2009, by Alterna’TV Corporation.(7)

2.28	Pledge Agreement, dated as of December 30, 2008, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.(7)

2.29	Pledge Agreement, dated as of January 20, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as Trustee.(7)

2.30
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee.(7)

2.31
Supplemental Indenture, dated as of May 21, 2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New Second Priority Guarantor, and Wells Fargo Bank, National Association, as Trustee(7)

2.32	Additional Guarantee Designation, dated May 21, 2009, delivered to HSBC Bank USA, National Association, as Trustee, by Alterna’TV International Corporation, as New First Priority Guarantor.(7)

2.33	Additional Guarantee Designation, dated May 21, 2009, delivered to Wells Fargo Bank, National Association, as Trustee, by Alterna’TV International Corporation, as New Second Priority Guarantor.(7)

2.34	Joinder, dated May 21, 2009, by Alterna’TV International Corporation.(7)

2.35	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as Trustee.(7)

Exhibit No.	Description

2.36	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as Trustee.(7)

2.37	Agreement and Plan of Merger, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Satmex Escrow, S.A. de C.V.(10)

2.38	Indenture, dated as of May 5, 2011, by and between Satmex Escrow, S.A. de C.V. and Wilmington Trust FSB, as trustee.(10)

2.39
Collateral Trust Agreement, dated as of May 26, 2011, by and among Satélites Mexicanos, S.A. de C.V., the Guarantors from time to time party thereto, Wilmington Trust, FSB, as trustee, and Wells Fargo National Association, as collateral trustee. (10)

2.40
Registration Rights Agreement, dated as of May 5, 2011, by and among Satélites Mexicanos, S.A. de C.V., Satmex Escrow, S.A. de C.V., Alterna’TV Corporation, Alterna’TV International Corporation and Jefferies & Company, Inc.(10)

2.41
Security Agreement, dated as of May 26, 2011, by and among Alterna’TV Corporation, Alterna’TV International Corporation, the other grantors from time to time party thereto and Wells Fargo Bank, National Association, as collateral trustee.(10)

2.42
Pledge Agreement, dated as of May 26, 2011, among Satélites Mexicanos, S.A. de C.V., the other pledgors from time to time party thereto, and Wells Fargo Bank, National Association, as collateral trustee.(10)

2.43	Mortgage, dated as of May 26, 2011, granted by Satélites Mexicanos, S.A. de C.V. in favor of Wells Fargo Bank, National Association, as collateral trustee. (English Translation)(10)

2.44	Floating Lien Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee. (English Translation)(10)

2.45
Equity Interest Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee. (English Translation)(10)

2.46	Guarantee of Alterna’TV Corporation.(10)

2.47	Guarantee of Alterna’TV International Corporation. (10)

4.1	Satellite Concession 116.8 degrees W. L.(2)

4.2	Satellite Concession 116.8 degrees W. L.(English Translation)(2)

4.3	Satellite Concession 113.0 degrees W. L.(2)

4.4	Satellite Concession 113.0 degrees W. L.(English Translation)(2)

4.5	Satellite Concession 109.2 degrees W. L.(2)

4.6	Satellite Concession 109.2 degrees W. L.(English Translation)(2)

4.7	Property Concession(2)

4.8	Property Concession (English Translation)(2)

4.9	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R. L. de C.V.(2)

4.10
Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000, the Tenth Amendment thereto, dated December 1, 2005 and the Twelfth Amendment thereto, dated February 1, 2006.(3)

Exhibit No.	Description

4.11
Thirteenth Amendment, dated September 15, 2006, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.(6)

4.12
Fourteenth Amendment, dated August 1, 2008, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.(7)

4.13
Fifteenth Amendment, dated February 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.(7)

4.14
Sixteenth Amendment, dated September 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.(1)(8)

4.15
Seventeenth Amendment, dated October 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.(1)(8)

4.16	Stock Purchase Agreement, dated February 26, 2010, between EchoStar Satellite Acquisition L.L.C. and Satélites Mexicanos, S.A. de C.V. (3)(9)

4.17
Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. (executed on May 7, 2010 and effective as of April 1, 2010) for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8. (1)(9)

4.18
Eighteenth Amendment, dated July 1, 2010, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000. (1)(11)

4.19	Amendment No.1 to the Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. dated February 24, 2011 for the Satmex 8 Satellite Program.(1)(11)

4.20
Launch Services Agreement, dated December 23, 2010, between Satélites Mexicanos, S.A. de C.V. and ILS International Launch Services, Inc. for the launch of its C- and Ku- band satellite, Satmex 8 together with Amendment No.1 dated January 19, 2011. (1) (11)

4.21	Amendment No.1 to Contract No. ILSB-1006-4488 for Launch Services between ILS International Launch Services, Inc. and Satélites Mexicanos, S.A. de C.V. (11)

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer.(11)

12.2	Section 302 Certification of Luis Stein, Chief Financial Officer.(11)

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer.(11)

13.2	Section 906 Certification of Luis Stein, Chief Financial Officer.(11)

(1)	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on the date of the filing of this Form 20-F.

(2)	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).

(3)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2005.

(4)	Incorporated by reference from the registration’s Amendment to Form T-3 filed on November 22, 2006 (File No. 022-28822).

(5)	Incorporated by reference from the registrant’s Form 6-K for the month of December, 2006.

(6)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2006.

(7)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2008.

(8)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2009.

(9)	Incorporated by reference from the registrant’s Form 6-K filed November 22, 2010.

(10)	Incorporated by reference from the registrant’s Form 6-K filed June 10, 2011.

(11)	Filed herewith.

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
Date: June 17, 2011.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART III
INDEX TO FINANCIAL STATEMENTS
SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
INDEPENDENT AUDITORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Satélites Mexicanos, S. A. de C. V. and Subsidiaries:
Mexico City, Mexico
We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the table of contents. These financial statements and financial statement schedules are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S. A. de C. V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
The accompanying consolidated financial statements for the year ended December 31, 2010, have been prepared assuming that Satmex will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Satmex’s working capital deficiency, recurring net losses, shareholders’ deficit, inability to generate sufficient cash flow to meet its short-term obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited
C. P. C. Alejandro González Anaya
Mexico City, Mexico
February 22, 2011 (June 17, 2011 as to Note 21)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
	(In thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$75,712	$102,393
Accounts receivable — net	13,126	9,543
Due from related parties	840	464
Inventories — net of allowance for obsolescence	494	410
Prepaid insurance	4,911	5,695

Total current assets	95,083	118,505
Satellites and equipment — net	265,158	235,240
Concessions — net	38,185	39,597
Intangible assets	7,156	12,917
Guarantee deposits and other assets	873	646
Goodwill	32,502	32,502

Total	$438,957	$439,407

Liabilities and Shareholders’ Deficit
Current liabilities:
Short-term portion of debt obligations	$238,237	$—
Accounts payable and accrued expenses	14,630	16,816
Deferred revenue	2,344	2,344
Accrued interest	1,781	1,641
Income tax payable	101	56
Deferred income taxes	325	146

Total current liabilities	257,418	21,003
Debt obligations	197,873	420,615
Deferred revenue	60,666	63,010
Guarantee deposits and accrued expenses	2,677	788
Labor obligations	943	735
Deferred income taxes	5,413	5,401

Total liabilities	524,990	511,552
Contingencies and commitments (Note 18)
Shareholders’ deficit:
Satélites Mexicanos, S. A. de C. V. shareholders’ deficit
Common stock:
Class I, no par value, 10,312,499 shares authorized, issued and outstanding	—	—
Class II, no par value, 36,562,500 shares authorized, issued and outstanding	—	—
Paid-in capital	46,764	46,764
Accumulated deficit	(136,320)	(121,988)

Total Satélites Mexicanos, S. A. de C. V. shareholders’ deficit	(89,556)	(75,224)
Noncontrolling interest	3,523	3,079

Total shareholders’ deficit	(86,033)	(72,145)

Total	$438,957	$439,407

See accompanying notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	(In thousands of U.S. dollars)
Revenues (see Note 14):
Satellite services	$105,781	$102,061	$93,248
Broadband satellite services	12,910	12,384	13,335
Programming distribution services	10,071	10,594	8,136

	128,762	125,039	114,719
Cost of satellite services (1)	11,405	12,884	14,183
Cost of broadband satellite services (1)	2,821	2,249	2,186
Cost of programming distribution services (1)	5,387	5,331	4,162
Selling and administrative expenses (1)	17,040	16,893	21,223
Depreciation and amortization	43,402	47,657	59,807
Restructuring expenses	16,443	3,324	4,424
Reversal of provision for orbital incentive	—	—	(6,989)
Gain on recovery from customer	—	—	(4,610)

	96,498	88,338	94,386
Operating income	32,264	36,701	20,333
Other (expenses) income:
Interest expense	(45,789)	(43,708)	(48,498)
Interest income	345	480	1,481
Foreign exchange gain (loss) — net	71	12	(1,828)

Loss before income tax	(13,109)	(6,515)	(28,512)
Income tax expense	779	13,233	6,829

Net loss	(13,888)	(19,748)	(35,341)
Less: Net income attributable to noncontrolling interest	444	406	285

Net loss attributable to Satélites Mexicanos, S. A. de C. V.	$(14,332)	$(20,154)	$(35,626)

(1)	Exclusive of depreciation and amortization shown separately below.
See accompanying notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Common Stock				Total
	Shares		Accumulated	Noncontrolling	Shareholders’
	Issued	Amount	Deficit	Interest	Deficit
	(In thousands of U. S. dollars, except share data)
Balance, January 1, 2008	46,874,999	$46,764	$(66,208)	$2,388	$(17,056)
Net income (loss)	—	—	(35,626)	285	(35,341)

Balance, December 31, 2008	46,874,999	46,764	(101,834)	2,673	(52,397)
Net income (loss)	—	—	(20,154)	406	(19,748)

Balance, December 31, 2009	46,874,999	46,764	(121,988)	3,079	(72,145)
Net income (loss)	—	—	(14,332)	444	(13,888)

Balance, December 31, 2010	46,874,999	$46,764	$(136,320)	$3,523	$(86,033)

See accompanying notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	(In thousands of U. S. dollars)
Cash flows from operating activities:
Net loss	$(13,888)	$(19,748)	$(35,341)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net periodic pension cost	208	274	8
Depreciation and amortization	43,402	47,657	59,807
Deferred income taxes	191	517	4,824
Deferred revenue	(2,344)	(2,344)	(2,344)
Interest accrued to principal on debt obligations (see Note 11b)	15,495	14,318	13,126
Write-off of satellite construction costs	—	1,256	—
Provision for (reversal of) allowance for doubtful accounts	172	(150)	136
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(3,755)	7,888	(9,236)
Due from related parties	(376)	(79)	194
Inventories	(84)	(223)	151
Prepaid insurance	784	(1,989)	348
Guarantee deposits and other assets	(227)	69	221
Accounts payable, accrued expenses and income tax	(597)	(2,058)	(4,537)
Guarantee deposits and accrued expenses	1,889	525	(17)
Accrued interest	140	81	209

Net cash provided by operating activities	41,010	45,994	27,549

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(63,113)	—	—
Acquisition of equipment	(4,578)	(1,808)	(3,053)
Satellite construction cost	—	—	(3,465)

Net cash used in investing activities	(67,691)	(1,808)	(6,518)

Cash and cash equivalents:
Net (decrease) increase for the year	(26,681)	44,186	21,031
Beginning of year	102,393	58,207	37,176

End of year	$75,712	$102,393	$58,207

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest paid	$32,554	$28,912	$32,952

Capitalized interest	$2,582	$—	$—

Income taxes paid	$4,666	$9,008	$9,017

Non-cash investing activities:
Capital expenditures incurred not yet paid	$844	$2,391	$—

See accompanying notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 AND 2008
(IN THOUSANDS OF U.S. DOLLARS)
1. Nature of Business
Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively, “Satmex” or the “Company”) is a provider of fixed satellite services in the Americas, providing satellite transmission capacity for fixed and mobile telephone networks, internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite transmission capacity for telecommunication transmission and broadcasting, which includes special events, sports, news and entertainment. Related to direct-to-home television service, the Company has created the programming distribution services segment to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). Through one of its subsidiaries, the Company also provides other broadband satellite transmission capacity services for various applications, such as internet access via satellite, telecommunication transmission and broadcasting.
In order to provide satellite transmission capacity, Satmex owns and operates three satellites, Satmex 6, Satmex 5, and Solidaridad 2, which operate in geostationary orbits at 113.0° W.L., 116.8° W.L., and 114.9° W.L., respectively. Satmex holds 108 (excluding those with respect to Solidaridad 2) 36-MHz transponder equivalents operating in the KU and C bands, mainly covering substantially the USA, Mexico, the Caribbean, and the rest of Latin American countries, excluding certain western regions of Brazil.
Solidaridad 2 has been placed in inclined orbit since March 2008, whereby it only provides L-band service to Mexican national security institutions. Thus, its ability to generate revenues as expected is limited.
2. Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Going concern — The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of December 31, 2010, the Company’s consolidated financial statements show an accumulated deficit exceeding two-thirds of its paid-in capital. Under Mexican law, this condition permits the Company’s shareholders, creditors or other interested parties to force the Company into dissolution. In addition, as of December 31, 2010, the Company has a working capital deficit of $162,335 and incurred net losses of $13,888, $19,748 and $35,341 for the years ended December 31, 2010, 2009 and 2008, respectively. Furthermore, based on current cash levels, the Company would be unable to pay its First Priority Senior Secured Notes (“FPSSN”) due on November 30, 2011. The Company requires additional financing to service its indebtedness, fund its operations and invest in the growth of its business. However existing indentures restrict the ability to incur additional debt unless authorization from bondholders is obtained.
In an effort to address these issues, on January 13, 2011 (with retroactive effect as of December 22, 2010), the Company reached an agreement with holders (the “Supporting Holders”) of more than two-thirds of the outstanding principal amount of its Second Priority Senior Secured Notes due 2013 (“SPSSN”) regarding a comprehensive recapitalization of the Company to be effected through various transactions, including the solicitation of a prepackaged plan of reorganization to be filed in the United States Bankruptcy Court (the “Plan of Reorganization”). The recapitalization is intended to provide (i) the resources for the Company to repay its FPSSN via a new high-yield bond offering, and (ii) to timely finance the completion of Satmex 8 satellite, scheduled to be launched in 2012, via a rights offering to the Supporting Holders.
The Plan of Reorganization contemplates that the recapitalization will be financed with (i) the proceeds of an offering of up to $325,000 in aggregate principal amount of new senior secured debt financing (the “New Senior Secured Notes”) and (ii) the proceeds of a rights offering of equity securities in the indirect parent of Reorganized Satmex to eligible holders of SPSSN in an aggregate amount of up to $96,250 (the “Primary Rights”). Eligible holders of SPSSN would also have the right to invest in their pro rata share of a follow-on issuance of equity securities in an aggregate amount of up to $40,000 (the “Follow-On Rights”), which may be called by Reorganized Satmex for purposes of funding the construction and launch of Satmex 7 satellite.

Under the terms of the Plan of Reorganization, it is contemplated that holders of claims against and interests in Satmex will receive the following treatment:
•	Holders of Satmex’s FPSSN due 2011 will be paid out in cash at par plus accrued interest.
•
Holders of Satmex’s SPSSN will receive their pro rata share of (i) a pool of equity interests in the indirect parent of Reorganized Satmex (the “Parent Interests”), (ii) the Primary Rights to invest in additional Parent Interests, and (iii) the Follow-On Rights, but only to the extent that holders have exercised their Primary Rights. As an alternative, such holders may elect to receive, in lieu of the Parent Interests, Primary Rights and Follow-On Rights, a cash payment of $0.38 for every dollar of SPSSN held by such electing holders, which payment will be funded by certain of the Supporting Holders.

Completion of the Plan of Reorganization will be subject to the Supporting Holders’ vote to approve the Plan of Reorganization, obtain confirmation of the Plan of Reorganization by the United States Bankruptcy Court, such that it is final and not subject to appeal, and obtain certain regulatory approvals and other conditions precedent. See Note 21 with respect to recent developments regarding the Plan of Reorganization.
The Company’s ability to continue as a going concern is dependent on many events outside of Satmex’s direct control, including, among other things, ultimate approval of the Plan by the United States Bankruptcy Court, obtaining additional financing including seeking demand for the New Senior Secured Notes and obtaining Mexican governmental approvals for certain of the transactions associated with the proposed recapitalization of Satmex. The Company’s working capital deficiency, recurring net losses, shareholders’ deficit, inability to generate sufficient cash flow to meet its short-term obligations and sustain its operations, and the uncertainty of the successful execution of the Plan of Reorganization discussed above, among other factors, raise substantial doubt as to the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Fresh-start reporting — As a result of a reorganization process that took place during 2006, Satmex adopted fresh — start reporting as of November 30, 2006. Reorganization adjustments were made on that date in the consolidated financial information to reflect the effects of agreements in accordance with the Confirmation Order and adoption of fresh-start reporting. These adjustments reflected the relative fair values the Company’s assets and liabilities on the Effective Date. As a result of Satmex’s emergence from Chapter 11 of the USA Federal Bankruptcy Law on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserves its rights and responds to its obligations individually in accordance with Mexican laws.
Consolidation of financial statements — The consolidated financial statements include the financial statements of Satélites Mexicanos, S. A. de C. V. and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.
The activities of the entities in the consolidated group are described below:

	Ownership
Company	Percentage	Activity
Enlaces Integra, S. de R. L. de C. V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Its main activities are broadband satellite services (installation, operation, control and exploitation of public telecommunications networks in Mexico).
HPS Corporativo S. de R. L. de C. V. (“HPS”)	99.97%	Provides administrative services exclusively to Enlaces.
Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract with a third party the procurement of the Satmex 7 satellite.
Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. This entity is engaged in programming distribution services.
SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”).	99.97%	Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

Foreign currency transactions — For statutory purposes, accounting records are maintained in Mexican pesos, in the Spanish language and under Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of December 31, 2010, and 2009, were Ps.12.35 and Ps. 13.06, respectively), with the resulting effect included other income and expense within results of operations.
3. Reorganization of 2006
a. Background
In February and March 1998, Satmex issued Fixed Rate Notes (the “FRNs”), and variable rate High Yield Bonds (the “HYBs”), respectively. The FRNs issued were $325,000, with quarterly payments through March 2004 and a final payment in June 2004. The HYBs issued were $320,000 with maturity on November 1, 2004. The contractual payment of the FRNs due in June 2004 was not made. Interest payments on the HYBs were not paid beginning August 2003 and the contractual principal payment due in November 2004 was not paid.
b. Concurso Mercantil
In an effort to restructure the FRNs and HYBs of Satmex, on June 29, 2005, Satmex voluntarily filed a petition for concurso mercantil. This proceeding was sent to the Second District Court in Mexico (the “Court”). A concurso mercantil is a Mexican reorganization proceeding based on the Ley de Concursos Mercantiles, or Law of Reorganization (the “LCM”).
On September 7, 2005, the Court declared Satmex to be in concurso mercantil under the LCM. Among other things, this order suspended the payment of any of Satmex’s debt obligations as of the date of the order, other than those obligations necessary for Satmex to continue its ordinary operations. Accordingly, as of that date the HYBs no longer accrued interest and were valued and recorded at the Mexican peso equivalent translated to Investment Units (“UDI”). The unpaid FRNs were maintained in their original currency and only accrued ordinary interest in accordance with the indenture.
After the concurso mercantil declaration and as a result of the negotiations among the bondholders and Satmex, the main bondholders and the shareholders carried out a conciliation process. On March 31, 2006, the majority of the holders of the FRNs, approximately two-thirds of the holders of HYBs and Satmex’s former main shareholders, executed the “Restructuring Plan”, whose principal terms included the following matters: i) capitalizing a significant portion of the HYBs including related accrued interest; ii) emission of new bonds for $140,000 to replace the HYBs not capitalized; iii) emission of new bonds to replace the FRNs (principal and interest); iv) amending Satmex’s corporate bylaws; v) changing shareholder control of Satmex; vi) changing shareholder voting and financial rights in Satmex; and vii) changing Satmex’s management.
On May 8, 2006, the Board of Directors confirmed and approved the Restructuring Plan and the Convenio Concursal (reorganization agreement). As soon as the concurso mercantil process ended, the Board of Directors submitted a voluntary reorganization petition pursuant to chapter 11, title 11 of the USA Bankruptcy Code (“Chapter 11”). On June 23, 2006, the Secretaría de Comunicaciones y Transportes (The Ministry of Communications and Transportation or the “SCT”), as a regulator and the grantor of Satmex’s orbital concessions, filed a motion with the Court that allowed the Convenio Concursal to proceed on the terms agreed to by Satmex’s bondholders.

The Convenio Concursal was approved on July 17, 2006, in the concurso mercantil proceeding, which became final and not subject to appeal effective August 1, 2006.
c. Chapter 11
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
d. The main agreements for financial restructuring at the Effective Date were as follows:
First Priority Senior Secured Notes
In exchange for cancellation of the old debt, at the Effective Date the FRN holders received new bonds issued by Satmex, named First Priority Senior Secured Notes (“FPSSN”), due on November 30, 2011, with a principal amount of $238.2 million (see Note 11a).
Second Priority Senior Secured Notes
In exchange for cancellation of the old debt of $413.8 million, at the Effective Date the HYB holders received: i) new bond s issued by Satmex, named Second Priority Senior Secured Notes (“SPSSN”), due on November 30, 2013, with a principal amount of $140.0 million (see Note 11b) and ii) common stock in Satmex, in exchange for a portion of the old debt, in the amount of $273.8 million.
4. Significant Accounting Policies
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
The main customers of the Company are as follows: for Satellite services — broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C. V.; for Satellite services — telecommunications: Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A. (“Telmex”); and for Satellite services — data transmission and Internet: Hughes Network Systems, Inc. For Programming distribution services the Company’s main customers are Direct TV and Comcast LLC. For Broadband satellite services (Enlaces), main customers are Globalstar de México, S. de R. L. de C. V. and Grupo Wal-Mart.

For the years ended December 31, 2010, 2009 and 2008, revenues from Satellite services, Programming distribution services and Broadband satellite services were obtained from:

	2010	2009	2008
	%	%	%
Hughes Networks Systems, Inc.	17	20	23
Telmex	14	15	14
Other foreign customers	37	36	31
Other domestic customers	32	29	32
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
Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment as of December 31, 2010 and 2009:

Design Life
in Years
Satellites in-orbit — original estimated useful life as determined by engineering analysis:
Satmex 6	15
Satmex 5	15
Solidaridad 2	14.5

Average
Years
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

e. Concessions — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life at such date was 31 years. The concession to operate a telecommunications public network is amortized over 23 years, which was the remaining useful life at the date of grant to Satmex.
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
g. Goodwill — Represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations), as of November 30, 2006, in accordance with fresh-start accounting. Goodwill was fully allocated to the Satellite services reporting unit. Satmex is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs impairment tests in the fourth quarter of each fiscal year. Fair value of the reporting unit is estimated using a market approach, through a discounted cash flow model. The carrying value for the reporting unit is based on balances as of the end of the fourth quarter. The Company compares the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Testing of goodwill for impairment requires significant subjective judgments by management. The Company completed its annual goodwill impairment test in the fourth quarter of 2010. As the carrying value of the reporting entity is negative, the fair value of the reporting unit exceeded its carrying value and thus passed Step 1 of the goodwill impairment test, indicating that goodwill was not impaired. Although the carrying value of the reporting unit is negative, this negative position has generally resulted from the significant interest expense incurred on the Company’s debt agreements. The Company has consistently for the past 3 years generated positive cash flows from operations. Additionally, as discussed in Note 2, the Company is currently seeking various restructuring transactions in an effort to raise capital via equity offerings as well as modify the terms of its existing debt and the related interest profile. The Company believes that its historical operations and its current restructuring efforts, coupled with the construction of Satmex 8 and Satmex 7 and the operations they are expected to generate provide evidence that despite the negative carrying value of the reporting unit to which goodwill is assigned, there is no impairment of its goodwill.
h. Intangible assets — Consist primarily of contract backlog, customer relationships, internally developed software and technology and landing rights, all of which were recorded in connection with the adoption of fresh-start reporting in 2006. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog and customer relationships, which are amortized based on the maturity of the related agreements. Intangible assets are also reviewed for impairment using the same methodology as discussed in note 4f. above.
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

The Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method.
j. Provisions — Are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.
k. Income taxes — Calculated as the higher of the regular Mexican income tax (“ISR”) or the Business Flat Tax (“IETU”), are recorded in the results of the year in which they are incurred. The Company, based on its financial projections, determines whether it expects to incur ISR or IETU in the future. Based on these projections, deferred income tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts of assets and liabilities and their respective ISR or IETU bases, measured using enacted ISR or IETU rate. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized.
Tax on assets (“IMPAC”) paid through 2007 that is expected to be recovered is recorded as an advanced payment of ISR and is presented in the consolidated balance sheets within the deferred income taxes.
l. Statutory employee profit sharing — Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.
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
Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.
The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered.
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
For programming distribution services, on a monthly basis, Satmex estimates the number of subscribers for each purchaser of its programming. Satmex applies the contractual rate of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.

n. Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. This obligation was recognized as deferred revenue with a corresponding increase in the value of the concessions, and was adjusted to its fair value in 2006 as a result of fresh-start accounting. Deferred revenue is amortized over 40 years using the straight-line method. Annual amortization is $2,344.
o. Use of estimates — The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.
p. Recently adopted accounting pronouncements — In January 2010, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2010-02, Consolidation (Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification. This ASU clarifies the scope of the decrease in ownership provisions in the consolidation guidance. There was no impact from the adoption of this guidance on the Company’s consolidated financial position or results of operations.
In 2010, the Company adopted ASU 2010-09, Subsequent Events (Topic 855) — Amendments to Certain Recognition and Disclosure Requirements. This ASU removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP.
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires new and revised disclosures for recurring or non-recurring fair value measurements, specifically related to significant transfers into and out of Levels 1 and 2, and for purchases, sales, issuances, and settlements in the rollforward of activity for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures related to the level of disaggregation and the inputs and valuation techniques used for fair value measurements. The new disclosures and clarifications of existing disclosures about fair value measurements were adopted by the Company on January 1, 2010, and did not have an impact on the accompanying consolidated financial statements. The guidance regarding disclosures about activity in Level 3 fair value measurements, will be effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the effects of adopting this guidance.
In October 2009, the FASB issued ASU No. 2009-13, — Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The guidance in the ASU will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on our consolidated financial statements and related disclosures.
q. Recently issued accounting pronouncements pending adoption — On December 17, 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires that they perform Step 2 of such test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in FASB Accounting Standards Codification 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. The Company is currently determining the effects of adopting this new standard.

5. Cash and Cash Equivalents
As of December 31, cash and cash equivalents consist of:

	2010	2009
Cash	$3,648	$44,442
Cash equivalents (1)	72,064	57,951

	$75,712	$102,393

(1)	The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.
6. Accounts Receivable
As of December 31, accounts receivable consist of:

	2010	2009
Customers	$8,315	$8,078
Allowance for doubtful accounts	(532)	(360)

	7,783	7,718
Recoverable income taxes	3,665	125
Recoverable value-added tax and tax withholdings	1,023	1,058
Other	655	642

	$13,126	$9,543

7. Satellites and Equipment
As of December 31, satellites and equipment consist of:

	2010	2009
Satellites in-orbit	$314,136	$314,136
Satellite equipment, teleport and antennas	13,518	11,986
Furniture and fixtures	6,323	5,836
Leasehold improvements	2,704	1,527

	336,681	333,485
Accumulated depreciation and amortization	(140,348)	(104,119)

	196,333	229,366
Construction in progress for Satmex 8 (1)	63,113	—
ATP advanced payment for Satmex 7 (Note 18k)	2,600	2,600
Other construction in-progress	3,112	3,274

	$265,158	$235,240

For the years ended December 31, 2010, 2009 and 2008, depreciation and amortization expense related to satellites and equipment was $36,229, $31,847 and $32,829, respectively.
Interest costs of $2,582 were capitalized during 2010 (1)
The Company originally estimated that the Satmex 8 construction will be completed by April 2012. See Note 21 for recent developments regarding Satmex 8.

8. Concessions
As of December 31, concessions consist of:

	2010	2009
Orbital concessions	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(5,763)	(4,351)

	$38,185	$39,597

For the years ended December 31, 2010, 2009 and 2008, amortization expense related to concessions was $1,412 for each of the three years. Future annual amortization of concessions will be $1,412 per year through the end of the concession term.
a. Orbital Concessions and Facilities
In October 1997, the Mexican federal government granted to Satmex the rights to three concessions (the “Concessions”) for an initial 20-year term to operate in the orbital slots 113.0° W.L., 116.8° W.L., and 114.9° W.L. In November 2006, the SCT granted Satmex the rights to extend its orbital concession for an additional 20-year term at the end of the first 20-year period, without payment of any additional consideration to the Mexican federal government, as long certain conditions are met, as discussed below.
In order to extend the orbital concession term, Satmex must comply with all obligations established by the concession documents, solicit extension of the concession before the beginning of the fifth term of the concession (i.e. before the last four years of the original concession term), must obtain approval from the SCT of the technical and operating characteristics of any new satellites, and must guarantee the occupation and use of the orbital slots during the concession’s original and extended terms.
In accordance with the Ley Federal de Telecomunicaciones (Federal Law of Telecommunications or “LFT”), concessionaries are required to maintain the satellite control centers within Mexican territory.
The satellites are controlled and operated through two control centers, one of them is located in the east side of Mexico City, and the other one is located in Hermosillo, Sonora. The land and related facilities of the first control center and the land of the second control center are the property of the Mexican federal government.
Use of the land and facilities where the control centers are located that are property of the Mexican federal government was granted to the Company through a concession for a 40-year term, for which the Company pays a fee, which is adjusted every five years by the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 18i).
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
The terms of both concessions are subject to certain legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer the concessions to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of their rights. As of December 31, 2010, the Company has fully complied with the obligations established in the concession titles (See Note 18f).

9. Intangible Assets
Intangible assets recognized in connection with the adoption of fresh-start reporting are as follows:

	Weighted Average
	Remaining	2010		2009
	Amortization Period		Accumulated		Accumulated
	(Years)	Gross Amount	Amortization	Gross Amount	Amortization
Contract backlog (1)	5	$67,990	$61,660	$67,990	$56,268
Customer relationships (1)	3	2,128	1,307	2,128	1,003
Internally developed software and technology (2)	—	270	270	270	209
Landing rights (1)	1	60	55	60	51

		$70,448	$63,292	$70,448	$57,531

The valuation methods used were the income approach (1) and cost approach (2).
For the years ended December 31, 2010, 2009 and 2008, amortization expense for these intangible assets was $5,761, $14,398 and $25,566, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2011	$3,129
2012	2,204
2013	1,236
2014	451
2015	136

$7,156

10. Accounts Payable and Accrued Expenses
As of December 31, accounts payable and accrued expenses consist of:

	2010	2009
Guarantee deposits and customer advances	$2,622	$5,349
Professional fees	3,849	1,440
Performance and sale bonuses	1,090	1,600
Taxes payable, other than income taxes	3,030	2,520
Programming provisions	1,793	2,534
Suppliers	889	2,371
Sundry creditors	1,357	1,002

	$14,630	$16,816

11. Debt Obligations
The FPSSN and SPSSN comprise the following amounts, rates and periods, as of December 31:

	2010	2009
FPSSN at variable rate (10.50% plus the greater of the quarterly Eurodollar rate and 1.50%), due in 2011(a)	$238,237	$238,237
SPSSN at annual fixed rate of 10.125%, due in 2013 (b) (aggregate interest accrued to the principal is $57,873 and $42,378 as of December 31, 2010 and 2009, respectively)	197,873	182,378

Total debt	436,110	420,615
Less: Short-term maturity	238,237	—

	$197,873	$420,615

As of December 31, 2010, the par value of Satmex bonds is $100 per title. During the last quarter of 2010, FPSSN titles were traded with an average price of $96.90 dollars per title and SPSSN titles were traded with an average price of $0.3853 dollars per title, for the same period.

a. The main characteristics for the FPSSN are as follows:
•	Maturity is on November 30, 2011.

•
Interest accrues at a variable rate (10.50% plus the greater of the quarterly Eurodollar rate and one and one-half percent (1.50%)). This was increased from the previous interest rate on the FPSSN, effective on May 7, 2010, due to a covenant Waiver discussed below (see Note 18j).

•	Contain covenants that require the redemption of notes to the extent that the Company’s excess cash flow in any quarter exceeds $5,000 based on the formula established in the contract.

•
Impose limits on spending for capital expenditures. On May 7, 2010, the Company obtained a Waiver for certain indenture covenants from the holders of a majority of each of the FPSSN and SPSSN to allow Satmex to enter into a satellite construction and launch agreement for Satmex 8, giving Satmex the ability to use up to $100,000 of cash funds for the construction of Satmex 8 (see Note 18j).

•	In the event of any change in the control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest.

•
In the event of debt payment noncompliance, the penalty interest rate applicable to the unpaid principal balance, until such situation is remedied, will be 2% higher than the regular interest rate applicable at that time.

•
Principal and interest are guaranteed by a first priority lien on substantially all of the assets of Satmex per article 92 and subsequent articles of the Ley de Vías Generales de Comunicación (Law of General Communications Media), and by a combination of guarantees over the shares held by Satmex in Enlaces and the Services Companies.

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

•
Contain covenants require the redemption of notes once the FPSSN have been fully paid, to the extent that the Company’s excess cash flow in any quarter exceeds $5,000 based on the formula established in the contract and impose limits on spending for capital expenditures.

•
In the event of a change in control of Satmex resulting from a buyer which is not included in the list of approved buyers, unless such buyer is approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the unpaid balance of principal and accrued interest of the bonds, which may take place at the same time as the change of control.

•
Principal and interest are guaranteed by a second priority lien on substantially all the assets of Satmex per article 92 and subsequent articles of the Law of General Communications Media. Additionally, Satmex executed certain guarantees over the shares it holds in Enlaces and the Service Companies. Such guarantees are subject to the bankruptcy protection condition of the FPSSN.

The indentures related to the debt obligations issued by Satmex establish other affirmative and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through the fiduciary agents U.S. Bank National Association and Wells Fargo Bank, N. A. (First Priority Indenture Successor Trustee and Second Priority Indenture Trustee, respectively).
As of December 31, 2010, the Company has complied with all aspects of contractual agreements and is timely complying with interest payments.

12. Labor Obligations
Net periodic cost associated with labor obligations was $208 in 2010, $274 in 2009 and $8 in 2008. Other disclosures required by US GAAP are not considered material.
13. Shareholders’ Equity
a. The shareholding structure of Satmex consists of ordinary, nominative Class I and a Class II shares at no-par value which are fully subscribed and paid-in. The shares are divided into three series: Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws; Series B and Series N, which may be freely subscribed, including by foreign investors.
As of December 31, 2010 and 2009, the authorized, issued and outstanding common stock was as follows:

Common Stock — Shares
Fixed Capital Class I			Variable Capital Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic
7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The LFT provides that foreign investors are not permitted to hold more than 49% of the Satmex’s common stock. However, in accordance with the Foreign Investment Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.
In 1997, through its predecessor entity, Satmex was controlled by a Mexican government agency. In connection with the Mexican government’s privatization of satellite communications, Satmex was organized in as a variable capital corporation and was granted its Orbital Concessions. As part of this privatization, Satmex obtained authorization from the National Foreign Investment Commission to issue Series N neutral investment shares, and obtained authorization from the Comisión Federal de Competencia (the Federal Anti-Trust Board (or “CFC”) for the shareholding concentration derived from the capital increase described in b. below. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.
Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are held in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights and to Deutsche Bank Mexico S.A., 80% of the economic rights and 45% of the voting rights.
b. Through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed capital as required by Mexican General Corporate Law. Additionally, through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the HYBs exceeding the principal of the SPSSN ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value. As of December 31, 2010 and 2009, the common stock of the Company amounted to $46.8 million.
c. Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, is the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

d. Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, is currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.
e. Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.
f. As of December 31, 2010 and 2009, the balance of the tax contributed capital account is $1,893,365 and $1,716,132, respectively, which is higher than shareholders’ deficit according to the consolidated balance sheets.
14. Related Party Transactions and Balances
a. Related party transactions performed in the normal course of operations were as follows:

	2010	2009	2008
Revenues from:
Satellite services —
Mexican federal government	$4,896	$2,633	$1,966
Satellite capacity to Mexican federal government (see Notes 4n and 18h)	2,344	2,344	2,344
Loral	287	1,089	2,018
Expenses from:
Rent of control centers — Mexican federal government	479	434	504
Capital expenditures for:
Construction Satmex 8- Loral	59,065	—	—
Construction Satmex 7- Loral	—	—	2,600
b. Related party receivable balances are as follows:

	2010	2009
Amounts receivable:
Loral	$—	$33
Mexican federal government	840	431

	$840	$464

15. Gain on Recovery from Customer
In June 2004, Satmex filed Proof of Claim against a former customer, arising out of the former customer’s rejection of a contract. In 2008, Satmex recovered approximately $4,610 related to the claim.
16. Restructuring Expenses
This caption includes legal, financial and regulatory expenses and fees in connection with various attempts made by Satmex in each year to carry out a restructuring, reorganization or sale transaction and/or recapitalization of its outstanding indebtedness.
17. Income Taxes
a. Income tax expense (benefit) was comprised as follows:

	2010	2009	2008
ISR:
Current	$58	$275	$959
Deferred	(73)	37	98
IETU:
Current	530	12,441	1,046
Deferred	264	480	4,726

	$779	$13,233	$6,829

b. The significant components of the net deferred asset (liability) are:

	2010	2009
Current assets:
Deferred revenue	$628	$628
Accrued expenses and other — net	2,413	1,670
Valuation allowance	(1,972)	(885)

Total current asset	1,069	1,413
Current liabilities:
Prepaid insurance	(1,394)	(1,559)

Net current deferred tax liability	$(325)	$(146)

Noncurrent assets:
Tax loss carryforwards	$143,613	$161,731
Concessions — net	29,665	33,311
Deferred revenue	13,540	12,124
Other — net	165	26
Valuation allowance	(144,590)	(163,587)

Total noncurrent asset	42,393	43,605
Noncurrent liabilities:
Satellites and equipment — net	(45,871)	(45,582)
Intangibles — net	(1,935)	(3,424)

Total noncurrent liabilities	(47,806)	(49,006)

Net noncurrent deferred tax liability	$(5,413)	$(5,401)

c. A reconciliation of the statutory income tax rate is as follows:

	2010	2009	2008
	%	%	%
Statutory income tax rate	30	28	28
Tax inflation effects, including statutory foreign exchanges	(14)	45	79
Nondeductible expenses	(2)	(10)	(5)
Effect of IETU tax	(4)	(191)	(20)
Change in valuation allowance	(16)	(75)	(106)

Effective income tax rate	(6)	(203)	(24)

d. Enacted tax law changes in 2010 — On December 7, 2009, Mexico enacted new tax laws that become effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:
•	Provide for a temporary increase in the ISR rate.

•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.
The effects of these changes did not have a material effect on the Company’s financial information.
Statutory income tax rates — Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.
In 2010 and 2009, the ISR rate was 30% and 28%, respectively. As a result of the 2010 Tax Reform, the ISR rate will be 30% from 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.
The IETU rates are 17% in 2009 and 17.5% in 2010 and thereafter.
Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

e. As of December 31, 2010, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount
2012	$69,095
2013	81,099
2014	29,881
2016	223,052
2017	24,143
2018	77,802

$505,072

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law. Satmex has utilized tax loss carryforwards of $53,758 and $31,056 as of December 31, 2010 and 2009 respectively.
Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $146,562 and $164,472 as of December 31, 2010 and 2009 respectively, against the deferred tax assets.
18. Contingencies and Commitments
Satellite and Insurance Matters
a. In December 2010, Satmex renewed the in-orbit insurance policy for the Satmex 6, which expires on December 5, 2011, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.
The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.
b. In December 2010, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires on December 5, 2011, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.
Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. It also has another exclusion related to the anomaly from the channel 1C.
Satmex 5 is operating using the chemical propellant subsystem. Due to such XIPS failure, the estimated remaining life of the satellite is 1.93 years as of December 31, 2010. Such failure does not have an impact in the service capacity of Satmex 5.
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
Legal Matters
d. Management is not aware of any pending litigation against Satmex nor are its assets subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.
e. On January 1, 2008, the IETU Law went into effect. Satmex, on the one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted appeals against the IETU Law to minimize the Company’s tax burden.

On March 22, 2010, the appeals submitted by Enlaces, the services Companies and HPS against the IETU were denied due to the fact that the IETU Law was considered constitutional.
On June 14, 2010, through a court resolution, the appeal submitted by Satmex against the IETU Law was denied. Therefore, Satmex submitted a second appeal for review of such court resolution.
f. On December 15, 2010, Satmex was notified of official communication from the SCT, initiating a procedure to impose monetary sanctions for alleged non-compliance with certain conditions of the Orbital Concessions. The SCT requested Satmex show evidence and proof of compliance with the conditions as well as compliance with article 242 of the Ley Federal de Derechos (Federal Use Rights Law). Failure to show accurate evidence or proof of compliance with the foregoing conditions of the concession may result in the imposition of monetary sanctions. The monetary sanctions could be in any amount between 4,000 times the daily minimum wage in place in the Federal District of Mexico at the time the alleged non-compliance occurred (e.g., approximately MX$225,840 in current figures) to 40,000 times the daily minimum wage in place in the Federal District of Mexico at the time the alleged non-compliance occurred (e.g., approximately MX$2,258,400 in current figures) with respect to each condition allegedly breached. On December 21, 2010, Satmex responded to the SCT providing evidence supporting compliance with the alleged defaults and requesting the rejection of the administrative procedure.
On January 18, 2011, Satmex received a second letter from the SCT requesting certified copies of all evidence presented in the previous communication. No additional information has been required.
Commitments
g. Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L a usufruct right which give SS/L the right to use and benefit from certain transponders until the end of the life of the Satmex 6 and Satmex 5 satellites. SS/L was not required to post a bond related to the usufruct arrangement.
In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SSL has the right to receive the higher of a percentage of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.
h. The orbital concessions granted by the Mexican federal government establish that Satmex should assign, during the extension of the orbital concessions, satellite capacity to the Mexican federal government in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.
i. Under its property concession, Satmex pays rights of use for the facilities where its control centers are located, which are property of the Mexican federal government. Accordingly, it is required to pay during the term of the concession, an equivalent of 7.5% of the value of the facilities determined by experts assigned by the Mexican federal government and updated periodically. In 2010, 2009 and 2008, the fees paid for the use of these control centers were $479, $434 and $504, respectively.
j. On April 1, 2010, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S8”) by means of which Satmex wished to procure and SS/L wished to provide the Satmex 8 satellite. The ATP-S8 terminated upon the execution of the Construction Agreement (as such term is defined herein below).
On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract (the “Construction Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8, to replace Satmex’s exiting Satmex 5 satellite.
The Construction Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012 (See Note 21 for recent developments regarding Satmex 8). The Construction Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones.
On December 23, 2010, Satmex entered into a Launch Services Agreement (the “Launch Services Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of its Satmex 8 satellite. The Launch Services Agreement with ILS provides for a launch in the third quarter of 2012. Amounts due to ILS for launch services under the agreement are payable in installments on specified dates over the 19 month period following to the execution date of the agreement.

The payments to be made under the Construction Agreement and the Launch Services Agreement may be deemed to exceed the level of capital expenditures that Satmex may make or commit to make under the indentures governing its FPSSN and SPSSN. Satmex, therefore, obtained a Waiver for certain indenture covenants from the holders of a majority of each of the FPSSN and SPSSN to allow Satmex to enter into those agreements, giving Satmex the ability to use up to $100,000 of cash funds for the construction of Satmex 8 (the “Waiver”). In connection with the Waiver, Satmex agreed to an increase in the interest rate payable on the FPSSN to 10.50% plus the greater of the quarterly Eurodollar rate and one and one-half percent (1.50%). The increase in the interest rate was effective on May 7, 2010.
Satmex estimates that the total Satmex 8 program, including construction, launch and insurance, will cost approximately $350 million (See Note 21 for recent developments regarding Satmex 8). Therefore, Satmex will require further waivers from the holders of its FPSSN and SPSSN or alternative financing arrangements in order to make the contemplated payments under the Construction Agreement and the Launch Services Agreement in excess of the amounts permitted under the Waiver.
k. On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”), by means of which Satmex wished to procure and SS/L wished to provide the Satmex 7 satellite. Initially, the termination date of the ATP-S7 was the earlier to occur of: (i) execution and delivery by the parties of the contract; (ii) December 20, 2009.
On October 2, 2009, Satmex assigned the ATP-S7 to Alterna’TV Corp. SS/L authorized and approved such assignment. Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under the ATP-S7 and unconditionally guaranteed to SS/L for due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under the ATP-S7.
On December 3, 2010, Alterna’TV Corp. and SS/L, entered into the Second Amendment to the ATP-S7, by means of which, the term of the ATP-S7 was extended to December 31, 2011.
l. Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months beginning October 2008 and ending in December 2013. Rental expense was $554 in 2010, $541 in 2009 and $394 in 2008. The minimum future payments are as follows:

Years	Amount
2011	$497
2012	497
2013	497

$1,491

m. Future minimum revenues due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of December 31, 2010, are as follows:

Years	Amount
2011	$95,334
2012	68,400
2013	44,726
2014	9,472
2015	3,816
Thereafter	3,820

$225,568

Other Matters
n. Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.
o. The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its property concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a detail of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations.
On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, according to which Satmex may, with prior authorization from the SCT, lease or give under a bailment agreement, segments of the primary and alternate control centers to third parties, as long as such segments are used for activities related to the subject matter of the property concession. Such amendment will allow the Company, among other things, to provide control and satellite operation services to other operators, with prior authorization of the SCT. Therefore, on May 17, 2010, Satmex filed an authorization request to lease segments of the primary and alternate control centers to Enlaces, in order for the latter to locate their teleport as discussed above. Satmex is still awaiting the response from the authority.
19. Business Segments Information
The Company identifies its reportable segments as the following three segments, based on the information used by its chief operating decision maker with respect to resource allocation and performance of the Company: Satellite services, Broadband satellite services and Programming distribution services. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of the Company’s remaining assets, substantially all are located in Mexico.
a. The following table presents the operating income (loss) items and assets information by reportable segment:

	For The Year Ended December 31, 2010
		Broadband	Programming
	Satellite	Satellite	Distribution	Corporate
	Services	Services	Services	And Other	Total
Revenues	$112,666	$12,924	$10,158	$13,957	$149,705
Eliminations	(6,885)	(14)	(87)	(13,957)	(20,943)

Operating revenues	105,781	12,910	10,071	—	128,762

Cost and expenses	37,326	10,556	9,714	—	57,596
Eliminations	(12,712)	(5,167)	(3,064)	—	(20,943)

	24,614	5,389	6,650	—	36,653

Depreciation and amortization	42,501	901	392	(392)	43,402
Restructuring expenses	16,443	—	—	—	16,443
Gain on sale of programming agreements	(5,885)	—	—	5,885	—

Operating income	28,108	6,620	3,029	(5,493)	32,264

Interest expense					(45,789)
Interest income					345
Foreign exchange gain — net					71

Loss before income tax					(13,109)
Income tax expense					779

Net loss					(13,888)
Less: Net income attributable to noncontrolling interest					444

Net loss attributable to Satélites Mexicanos, S. A. de C. V.					$(14,332)

Capital expenditures	$67,959	$576	$—	$—	$68,535

Total assets	$416,760	$17,537	$2,896	$1,764	$438,957

	For The Year Ended December 31, 2009
		Broadband	Programming
	Satellite	Satellite	Distribution	Corporate And
	Services	Services	Services	Other	Total
Revenues	$107,183	$12,396	$10,594	$13,172	$143,345
Eliminations	(5,122)	(12)	—	(13,172)	(18,306)

Operating revenues	102,061	12,384	10,594	—	125,039

Cost and expenses	38,323	9,898	7,442	—	55,663
Eliminations	(12,534)	(5,220)	(552)	—	(18,306)

	25,789	4,678	6,890	—	37,357

Depreciation and amortization	46,800	853	4	—	47,657
Restructuring expenses	3,324	—	—	—	3,324

Operating income	26,148	6,853	3,700	—	36,701

Interest expense					(43,708)
Interest income					480
Foreign exchange gain — net					12

Loss before income tax					(6,515)
Income tax expense					13,233

Net loss					(19,748)
Less: Net income attributable to noncontrolling interest					406

Net loss attributable to Satélites Mexicanos, S. A. de C. V.					$(20,154)

Capital expenditures	$3,522	$677	$—	$—	$4,199

Total assets	$418,644	$16,493	$3,340	$930	$439,407

	For The Year Ended December 31, 2008
		Broadband	Programming
	Satellite	Satellite	Distribution	Corporate And
	Services	Services	Services	Other	Total
Revenues	$98,074	$13,470	$8,136	$15,536	$135,216
Eliminations	(4,826)	(135)	—	(15,536)	(20,497)

Operating revenues	93,248	13,335	8,136	—	114,719

Cost and expenses	45,163	10,277	6,810	—	62,250
Eliminations	(14,893)	(4,826)	(777)	—	(20,496)

	30,270	5,451	6,033	—	41,754

Depreciation and amortization	59,083	722	2	—	59,807
Restructuring expenses	4,424	—	—	—	4,424
Reversal of provision for orbital incentive	(6,989)	—	—	—	(6,989)
Gain on recovery from customer	(4,610)	—	—	—	(4,610)

Operating income	11,070	7,162	2,101	—	20,333

Interest expense					(48,498)
Interest income					1,481
Foreign exchange loss — net					(1,828)

Loss before income tax					(28,512)
Income tax expense					6,829

Net loss					(35,341)
Less: Net income attributable to noncontrolling interest					285

Net loss attributable to Satélites Mexicanos, S. A. de C. V					$(35,626)

Capital expenditures	$6,192	$326	$—	$—	$6,518

Total assets	$426,114	$16,064	$2,157	$1,159	$445,494

b. The following table presents revenues by region based on the locations of customers to which services are billed for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
United States of America	$48,379	$50,742	$50,285
Mexico	45,660	43,702	42,032
Central and South America	34,723	30,595	22,402

	$128,762	$125,039	$114,719

20. Supplemental Guarantor Condensed Consolidating Financial Statements
Satmex is planning to offer up to $325,000 in aggregate principal amount of New Senior Secured Notes, as part of its Plan of Reorganization discussed in Note 2. The New Senior Secured Notes will be guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of these financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”)). Future guarantor subsidiaries are contemplated in the offering. The guarantees will be full and unconditional and will be joint and several obligations of the guarantors and will be secured by first priority liens on the collateral securing the notes, subject to certain permitted liens.
Satmex’s investments in subsidiaries are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations, capital contributions and distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.
The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered in order to present the condensed consolidating balance sheets as of December 31, 2010 and 2009 and the condensed consolidating statements of operations and statements of cash flows for the years ended December 31, 2010, 2009 and 2008 of Satmex, which is the issuer of the New Senior Secured Notes, the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries.
SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2010

			Non–
		Guarantor	Guarantor
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands of U. S. dollars)
Assets
Current assets:
Cash and cash equivalents	$25,000	$40,469	$10,243	$—	$75,712
Accounts receivable — net	7,540	2,368	3,218	—	13,126
Due from related parties	1,526	—	3,884	(4,570)	840
Inventories — net of allowance for obsolescence	—	—	494	—	494
Prepaid insurance	4,792	42	77	—	4,911

Total current assets	38,858	42,879	17,916	(4,570)	95,083
Satellites and equipment — net	302,640	—	2,518	(40,000)	265,158
Concessions — net	36,336	—	1,849	—	38,185
Due from related parties	5,885	—	820	(6,705)	—
Intangible assets	6,335	5,493	821	(5,493)	7,156
Investment in subsidiaries	15,530	—	—	(15,530)	—
Guarantee deposits and other assets	775	17	81	—	873
Goodwill	32,502	—	1,327	(1,327)	32,502

Total	$438,861	$48,389	$25,332	$(73,625)	$438,957

Liabilities and Shareholders’ Deficit
Current liabilities:
Short-term portion of debt obligations	$238,237	$—	$—	$—	$238,237

			Non–
		Guarantor	Guarantor
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands of U. S. dollars)
Accounts payable and accrued expenses	9,438	1,648	3,544	—	14,630
Due to related parties	3,883	40,687	—	(44,570)	—
Deferred revenue	2,344	—	—	—	2,344
Accrued interest	1,781	—	—	—	1,781
Income tax payable	—	—	101	—	101
Deferred income taxes	—	—	325	—	325

Total current liabilities	255,683	42,335	3,970	(44,570)	257,418
Debt obligations	197,873	—	—	—	197,873
Deferred revenue	60,666	—	—	—	60,666
Guarantee deposits and accrued expenses	2,677	—	—	—	2,677
Due to related parties	820	5,885	—	(6,705)	—
Labor obligations	—	—	943	—	943
Deferred income taxes	4,813	—	600	—	5,413

Total liabilities	522,532	48,220	5,513	(51,275)	524,990
Shareholders’ deficit:
Satélites Mexicanos, S. A. de C. V. shareholders’ déficit:
Paid-in capital	46,764	100	16,447	(16,547)	46,764
(Accumulated deficit) retained earnings	(130,435)	69	3,372	(9,326)	(136,320)
Noncontrolling interest	—	—	—	3,523	3,523

Total shareholders’ deficit	(83,671)	169	19,819	(22,350)	(86,033)

Total	$438,861	$48,389	$25,332	$(73,625)	$438,957

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2009

			Non–
	Satmex	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands of U. S. dollars)
Assets
Current assets:
Cash and cash equivalents	$53,771	$40,088	$8,534	$—	$102,393
Accounts receivable — net	6,701	—	2,842	—	9,543
Due from related parties	467	—	3,896	(3,899)	464
Inventories — net of allowance for obsolescence	—	—	410	—	410
Prepaid insurance	5,644	—	51	—	5,695

Total current assets	66,583	40,088	15,733	(3,899)	118,505
Satellites and equipment — net	272,802	—	2,438	(40,000)	235,240
Concessions	37,650	—	1,947	—	39,597
Due from related parties	—	—	642	(642)	—
Intangible assets	11,792	—	1,125	—	12,917
Investment in subsidiaries	13,222	—	—	(13,222)	—
Guarantee deposits and other assets	570	—	76	—	646
Goodwill	32,502	—	1,327	(1,327)	32,502

Total	$435,121	$40,088	$23,288	$(59,090)	$439,407

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$14,202	$13	$2,601	$—	$16,816
Due to related parties	2,516	40,003	1,380	(43,899)	—
Deferred revenue	2,344	—	—	—	2,344
Accrued interest	1,641	—	—	—	1,641
Income tax payable	48	—	8	—	56
Deferred income taxes	—	—	146	—	146

Total current liabilities	20,751	40,016	4,135	(43,899)	21,003
Debt obligations	420,615	—	—	—	420,615
Deferred revenue	63,010	—	—	—	63,010
Accrued expenses	788	—	—	—	788
Due to related parties	642	—	—	(642)	—
Labor obligations	—	—	735	—	735
Deferred income taxes	4,539	—	862	—	5,401

Total liabilities	510,345	40,016	5,732	(44,541)	511,552
Shareholders’ deficit:
Satélites Mexicanos, S. A. de C. V. shareholders’ déficit:
Paid-in capital	46,764	100	16,447	(16,547)	46,764
(Accumulated deficit) retained earnings	(121,988)	(28)	1,109	(1,081)	(121,988)
Noncontrolling interest	—	—	—	3,079	3,079

Total shareholders’ deficit	(75,224)	72	17,556	(14,549)	(72,145)

Total	$435,121	$40,088	$23,288	$(59,090)	$439,407

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

			Non–
	Satmex	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands of U. S. dollars)
Revenues:
Satellite services	$112,666	$—	$—	$(6,885)	$105,781
Broadband satellite services	—	—	12,924	(14)	12,910
Programming distribution services	1,935	8,223	—	(87)	10,071
Services companies	—	—	13,957	(13,957)	—

	114,601	8,223	26,881	(20,943)	128,762
Cost of satellite services	11,697	—	4,454	(4,746)	11,405
Cost of broadband satellite services	—	—	7,988	(5,167)	2,821
Cost of programming distribution services	1,117	6,075	—	(1,805)	5,387
Selling and administrative expenses	13,679	1,483	11,103	(9,225)	17,040
Depreciation and amortization	42,501	392	901	(392)	43,402
Restructuring expenses	16,443	—	—	—	16,443
Gain on sale of programming agreements	(5,885)	—	—	5,885	—

	79,552	7,950	24,446	(15,450)	96,498
Operating income	35,049	273	2,435	(5,493)	32,264
Other (expenses) income:
Interest expense	(45,773)	(204)	(16)	204	(45,789)
Interest income	335	25	189	(204)	345
Foreign exchange gain (loss) — net	(92)	3	160	—	71
Equity in earnings of subsidiaries	2,308	—	—	(2,308)	—

(Loss) income before income tax	(8,173)	97	2,768	(7,801)	(13,109)
Income tax expense	274	—	505	—	779

Net (loss) income	(8,447)	97	2,263	(7,801)	(13,888)
Less: Net income attributable to noncontrolling interest	—	—	—	444	444

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(8,447)	$97	$2,263	$(8,245)	$(14,332)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

			Non–
	Satmex	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands of U. S. dollars)
Revenues:
Satellite services	$107,183	$—	$—	$(5,122)	$102,061
Broadband satellite services	—	—	12,396	(12)	12,384
Programming distribution services	10,594	—	—	—	10,594
Services companies	—	—	13,172	(13,172)	—

	117,777	—	25,568	(18,306)	125,039
Cost of satellite services	13,069	—	4,293	(4,478)	12,884
Cost of broadband satellite services	—	—	7,371	(5,122)	2,249
Cost of programming distribution services	5,331	—	—	—	5,331
Selling and administrative expenses	15,125	41	10,433	(8,706)	16,893
Depreciation and amortization	46,804	—	853	—	47,657
Restructuring expenses	3,324	—	—	—	3,324

	83,653	41	22,950	(18,306)	88,338
Operating (loss) income	34,124	(41)	2,618	—	36,701
Other (expenses) income:
Interest expense	(43,694)	—	(14)	—	(43,708)
Interest income	304	13	163	—	480
Foreign exchange gain (loss) — net	123	—	(111)	—	12
Equity in earnings of subsidiaries	1,236	—	—	(1,236)	—

(Loss) income before income tax	(7,907)	(28)	2,656	(1,236)	(6,515)
Income tax expense	12,247	—	986	—	13,233

Net (loss) income	(20,154)	(28)	1,670	(1,236)	(19,748)
Less: Net income attributable to noncontrolling interest	—	—	—	406	406

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(20,154)	$(28)	$1,670	$(1,642)	$(20,154)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

			Non–
		Guarantor	Guarantor
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands of U. S. dollars)
Revenues:
Satellite services	$98,074	$—	$—	$(4,826)	$93,248
Broadband satellite services	—	—	13,469	(134)	13,335
Programming distribution services	8,136	—	—	—	8,136
Services companies	—	—	15,536	(15,536)	—

	106,210	—	29,005	(20,496)	114,719
Cost of satellite services	14,569	—	5,828	(6,214)	14,183
Cost of broadband satellite services	—	—	7,012	(4,826)	2,186
Cost of programming distribution services	4,162	—	—	—	4,162
Selling and administrative expenses	18,687	—	11,992	(9,456)	21,223
Depreciation and amortization	59,086	—	721	—	59,807
Restructuring expenses	4,424	—	—	—	4,424
Reversal of provision for orbital incentive	(6,989)	—	—	—	(6,989)
Gain on recovery from customer	(4,610)	—	—	—	(4,610)

	89,329	—	25,553	(20,496)	94,386
Operating income	16,881	—	3,452	—	20,333
Other (expenses) income:
Interest expense	(48,485)	—	(13)	—	(48,498)
Interest income	1,158	—	323	—	1,481
Foreign exchange gain (loss) — net	(703)	—	(1,125)	—	(1,828)
Equity in earnings of subsidiaries	848	—	—	(848)	—

(Loss) income before income tax	(30,301)	—	2,637	(848)	(28,512)
Income tax expense	5,325	—	1,504	—	6,829

Net (loss) income	(35,626)	—	1,133	(848)	(35,341)
Less: Net income attributable to noncontrolling interest	—	—	—	285	285

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(35,626)	$—	$1,133	$(1,133)	$(35,626)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

			Non–
		Guarantor	Guarantor
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(8,447)	$97	$2,263	$(7,801)	$(13,888)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net periodic pension cost	—	—	208	—	208
Depreciation and amortization	42,501	392	901	(392)	43,402
Equity in earnings of subsidiaries	(2,308)	—	—	2,308	—
Deferred income taxes	274	—	(83)	—	191
Deferred revenue	(2,344)	—	—	—	(2,344)
Interest accrued to principal on debt obligations	15,495	—	—	—	15,495
Provision for allowance for doubtful accounts	10	—	162	—	172
Changes in operating assets and liabilities: (Increase) decrease in:
Accounts receivable	(849)	(2,368)	(538)	—	(3,755)
Related parties — net	(5,399)	684	(1,546)	5,885	(376)
Inventories	—	—	(84)	—	(84)
Prepaid insurance	852	(42)	(26)	—	784
Guarantee deposits and other assets	(205)	(17)	(5)	—	(227)
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes	(3,268)	1,635	1,036	—	(597)
Guarantee deposits and accrued expenses	1,889	—	—	—	1,889
Accrued interest	140	—	—	—	140

Net cash provided by operating activities	38,341	381	2,288	—	41,010

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(63,113)	—	—	—	(63,113)
Acquisition of equipment	(3,999)	—	(579)	—	(4,578)

Net cash used in investing activities	(67,112)	—	(579)	—	(67,691)

Cash and cash equivalents:
Net (decrease) increase for the year	(28,771)	381	1,709	—	(26,681)
Beginning of year	53,771	40,088	8,534	—	102,393

End of year	$25,000	$40,469	$10,243	$—	$75,712

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest paid	$32,554	$—	$—	$—	$32,554

Capitalized interest	$2,582	$—	$—	$—	$2,582

Income taxes paid	$3,357	$205	$1,104	$—	$4,666

Non-cash investing activities:
Capital expenditures incurred not yet paid	$844	$—	$—	$—	$844

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

			Non–
		Guarantor	Guarantor
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(20,154)	$(28)	$1,670	$(1,236)	$(19,748)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net periodic pension cost	—	—	274	—	274
Depreciation and amortization	46,804	—	853	—	47,657
Deferred income taxes	207	—	310	—	517
Deferred revenue	(2,344)	—	—	—	(2,344)
Write-off of satellite construction costs	1,256	—	—	—	1,256
Equity in earnings of subsidiaries	(1,236)	—	—	1,236	—
Interest accrued to principal on debt obligations	14,318	—	—	—	14,318
Reversal of allowance for doubtful accounts	(32)	—	(118)	—	(150)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	6,001	—	1,887	—	7,888
Related parties — net	(382)	3	300	—	(79)
Inventories	—	—	(223)	—	(223)
Prepaid insurance	(1,999)	—	10	—	(1,989)
Guarantee deposits and other assets	75	—	(6)	—	69
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes	137	13	(2,208)	—	(2,058)
Guarantee deposits and accrued expenses	525	—	—	—	525
Accrued interest	81			—	81

Net cash provided by operating activities	43,257	(12)	2,749	—	45,994

Cash from investing activities:
Investment in shares of subsidiaries	(100)	—	—	100	—
Acquisition of equipment	(1,131)	—	(677)	—	(1,808)

Net cash used in investing activities	(1,231)	—	(677)	100	(1,808)

Cash from financing activities:
Issuance of common stock	—	100	—	(100)	—

Net cash flows from financing activities	—	100	—	(100)	—

Cash and cash equivalents:
Net (decrease) increase for the year	42,026	88	2,072	—	44,186
Beginning of year	11,745	40,000	6,462	—	58,207

End of year	$53,771	$40,088	$8,534	$—	$102,393

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest paid	$28,912	$—	$—	$—	28,912

Income taxes paid	$7,649	$—	$1,359	$—	$9,008

Non-cash investing activities:
Capital expenditures incurred not yet paid	$2,391	$—	$—	$—	$2,391

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

			Non–
		Guarantor	Guarantor
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(35,626)	$—	$1,133	$(848)	$(35,341)
Adjustments to reconcile net (loss) income to net cash flows provided by operating activities:
Net periodic pension cost	—	—	8	—	8
Depreciation and amortization	59,087	—	720	—	59,807
Equity in earnings of subsidiaries	(848)	—	—	848	—
Deferred income taxes	4,332	—	492	—	4,824
Deferred revenue	(2,344)	—	—	—	(2,344)
Interest accrued to principal on debt obligations	13,126	—	—	—	13,126
Provision for allowance for doubtful accounts	49	—	87	—	136
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(7,183)	—	(2,053)	—	(9,236)
Related parties — net	(173)	40,000	367	(40,000)	194
Inventories	—	—	151	—	151
Prepaid insurance	363	—	(15)	—	348
Guarantee deposits and other assets	90	—	131	—	221
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes	(4,772)	—	235	—	(4,537)
Guarantee deposits and accrued expenses	(17)				(17)
Accrued interest	209	—	—	—	209

Net cash provided by operating activities	26,293	40,000	1,256	(40,000)	27,549

Cash from investing activities:
Acquisition of equipment	(2,728)	—	(325)	—	(3,053)
Satellite construction in progress	(43,465)	—	—	40,000	(3,465)

Net cash used in investing activities	(46,193)	—	(325)	40,000	(6,518)

Cash and cash equivalents:
Net (decrease) increase for the year	(19,900)	40,000	931	—	21,031
Beginning of year	31,645	—	5,531	—	37,176

End of year	$11,745	$40,000	$6,462	$—	$58,207

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest paid	$32,952	$—	$—	$—	$32,952

Income taxes paid	$7,782	$—	$1,235	$—	$9,017

Non-cash investing activities:
Capital expenditures incurred not yet paid	$—	$—	$—	$—	$—

21. Subsequent Events
a. In an effort to address certain liquidity needs, as discussed in Note 2, subsequent to December 31, 2010, Satmex entered into a series of agreements (the “Transactions”) pursuant to which the following actions were taken:
•
The voluntary filing on April 6, 2011 by Satmex, Alterna’TV Corp and Alterna’TV Int. Corp. for protection under Chapter 11 of the Bankruptcy Code, and the confirmation (received on May 11, 2011) and consummation (which occurred on May 26, 2011) of a prepackaged plan of reorganization filed in the United States Bankruptcy Court to provide the Company resources to (i) repay the FPSSN and (ii) to finance the completion of Satmex 8 satellite through a new high-yield bond offering (see below) and a rights offering to certain holders of the SPSSN (see below)

•	The conversion of the SPSSN into direct or indirect equity interests in reorganized Satmex.
•	The offering to holders of the SPSSN of rights to purchase additional direct or indirect equity interests in reorganized Satmex, and
•	The offering and sale of $325 million in principal amount of 9.5% Senior Secured Notes due 2017 issued pursuant to an Indenture with Wilmington Trust FSB, as trustee, dated as of May 5, 2011
The FPSSN were repaid on May 27, 2011 and the SPSSN were converted into direct or indirect equity interests in reorganized Satmex on May 27, 2011.
b. As discussed in Notes 7 and 18, the Company previously estimated the completion and launch of Satmex 8 in April 2012 for an approximate cost of $350 million. Revised estimates schedule completion and launch of Satmex 8 by July 1, 2012 for an approximate cost of $331.6 million.
c. With respect to the claim issued by the SCT, discussed in Note 18.f, we paid the related fine on April 8, 2011 and the SCT confirmed that we were in compliance with all other conditions of the orbital concessions.
* * * * * *

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
SCHEDULES OF VALUATION AND QUALIFYING ACCOUNTS

		Additional
	Balance At	Charged			Balance At
	Beginning Of	(Credited) To			Ending Of
	Period	Expenses	Deductions		Period
	(In thousands of U.S. dollars)
Allowance for doubtful accounts
Year ended December 31, 2010	$360	$172	$—		$532
Year ended December 31, 2009	510	(150)	—		360
Year ended December 31, 2008	399	136	25	(1)	510
Valuation allowance on deferred income taxes
Year ended December 31, 2010	$164,472	$76	$17,986		$146,562
Year ended December 31, 2009	162,009	2,463	—		164,472
Year ended December 31, 2008	207,974	(45,965)	—		162,009

(1)	Write-offs of uncollectible accounts.
* * * * * *