Form 20-F
period 2011-12-31
SATELITES MEXICANOS SA DE CV
filed 2012-04-27
CIK 1063131

As filed with the Securities and Exchange Commission on April 27, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600 Mexico, D.F., Mexico

(Address of principal executive offices)

Verónica Gutiérrez Zamora García

Tel: (52) 55 2629 5800

Fax: (52) 55 2629 5865

Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600 Mexico, D.F., Mexico

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9.5% Senior Secured Notes due 2017, not registered on an exchange

The number of outstanding shares of capital stock as of December 31, 2011 was:

50,000 Class I Series A Shares

6,580,000 Class II Series A Shares

6,370,000 Class II Series B Shares

117,000,000 Class II Series N Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:   Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distributions of securities under a plan confirmed by a court.  Yes ☒  No ☐

EXPLANATORY NOTE

To address future liquidity needs and enhance our long-term growth and competitive position, we entered into a series of agreements (the “Recapitalization Transactions”) pursuant to which the following actions have been taken:

•

the voluntary filing, on April 6, 2011, by Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) and all of its existing U.S. subsidiaries and all of its future material subsidiaries (excluding any such subsidiary formed after the issue date and solely to design, construct, launch and own one or more satellites) (“Guarantors”) for protection under Chapter 11 of the U.S. Bankruptcy Code and confirmation of the plan of reorganization (the “Plan”), which occurred on May 11, 2011;

•	the consummation of the Plan, which occurred on May 26, 2011 (the “Plan Effective Date”);

•

the conversion of our then existing Second Priority Senior Secured Notes due 2013 (the “Second Priority Old Notes”) into direct or indirect equity interests in reorganized Satmex, which occurred on May 26, 2011;

•	the offering to holders of the Second Priority Old Notes of rights to purchase direct or indirect equity interests in reorganized Satmex (the “Rights Offering”), which closed on May 26, 2011;

•

the offering and sale of $325 million in principal amount of 9.5% Senior Secured Notes due 2017 (the “New Notes”), which were initially offered on May 2, 2011 to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, and to persons outside of the United States of America (the “U.S.”) in compliance with Regulation S of the Securities Act, pursuant to an Indenture with Wilmington Trust FSB, as trustee (the “New Indenture”), dated as of May 5, 2011;

•

the release of the net proceeds from the offering and sale of the New Notes with Satmex becoming a co-obligor for the obligations for the New Notes through the execution of a supplemental indenture (the “Supplemental Indenture” and together with the New Indenture, the “Indenture”), which occurred on May 26, 2011;

•

the payment of distributions and reserves for distributions under the Plan, including the repayment of our then outstanding First Priority Senior Secured Notes due 2011 (the “First Priority Old Notes” and together with the Second Priority Old Notes, the “Old Notes”), which occurred on May 26, 2011;

•	the exchange of $322,975,000 of the total $325,000,000 of the New Notes for the exchange notes registered under the Securities Act pursuant to a registration statement on Form F-4;

•

the offering and sale of $35 million in principal amount of 9.5% Senior Secured Notes due 2017 (the “Additional Notes” and together with the New Notes, the “Notes”), which were initially offered on March 30, 2012 as additional debt securities under our existing Indenture to qualified institutional buyers under Rule 144A of the Securities Act, and to persons outside of the U.S. in compliance with Regulation S of the Securities Act; and

•	the payment of fees and expenses related to the foregoing.

The Indenture requires us, in Section 4.03, to provide certain financial information to the holders of the Notes (or file such information with the Securities and Exchange Commission, or the SEC, for public availability), after the end of each fiscal year.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

As of May 26, 2011, we adopted push-down accounting as a result of the Recapitalization Transactions. Accordingly, our consolidated financial information disclosed under the heading “Successor” for the period from May 26, 2011 through December 31, 2011 is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor” for the period from January 1, 2011 through May 25, 2011 and for the years ended December 31, 2010, 2009, 2008 and 2007.

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our audited consolidated financial statements (including the related notes) contained elsewhere in this annual report on Form 20-F. The consolidated statement of operations and statement of cash flow data for 2009, 2010 and 2011 and the consolidated balance sheet data for 2010 and 2011, have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, included elsewhere in annual report on Form 20-F. All financial data as of and prior to the year ended December 31, 2009 has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP that are not included in annual report on Form 20-F. Historical results are not necessarily indicative of the results to be expected for future periods.

	Predecessor					Successor
	Fiscal Year Ended December 31,				January 1 to May 25,	May 26 to December 31,
	2007	2008	2009	2010	2011	2011

Statement of Operations Data:
Revenues:
Satellite services	$80,250	$93,248	$102,061	$105,781	$43,734	$59,714
Broadband satellite services	15,136	13,335	12,384	12,910	5,190	7,433
Programming distribution services	6,815	8,136	10,594	10,071	4,786	7,563

Total revenues	102,201	114,719	125,039	128,762	53,710	74,710
Costs and expenses:
Satellite services (1)	21,421	14,183	12,884	11,405	4,401	6,191
Broadband satellite services (1)	3,824	2,186	2,249	2,821	685	1,388
Programming distribution services (1)	3,223	4,162	5,331	5,387	2,625	4,393
Selling and administrative expenses (1)	26,509	21,223	16,893	17,040	7,714	12,792
Depreciation and amortization	53,106	59,807	47,657	43,402	17,080	46,547
Recapitalization transaction expenses (2)	—	4,424	3,324	16,443	28,766	—
Reversal of provision for orbital incentive (3)	—	(6,989)	—	—	—	—

Gain on recovery from customer	—	(4,610)	—	—	—	—

Total costs and expenses	108,083	94,386	88,338	96,498	61,271	71,311

Operating income (loss)	(5,882)	20,333	36,701	32,264	(7,561)	3,399
Interest expenses	(51,672)	(48,498)	(43,708)	(45,789)	(19,499)	(8,990)
Interest income	1,650	1,481	480	345	150	328
Net foreign exchange gain (loss)	145	(1,828)	12	71	349	(1,461)

Loss before income tax	(55,759)	(28,512)	(6,515)	(13,109)	(26,561)	(6,724)
Income tax expense	893	6,829	13,233	779	2,199	12,133

Net loss	$(56,652)	$(35,341)	$(19,748)	$(13,888)	$(28,760)	$(18,857)

Less: Net income attributable to non-controlling interest	802	285	406	444	3	25

Net income (loss) attributable to Satélites Mexicanos, S.A. de C.V.	$(57,454)	$(35,626)	$(20,154)	$(14,332)	$(28,763)	$(18,882)

					(in thousands of U.S. dollars)

	Predecessor					Successor
	Fiscal Year Ended December 31,				January 1 to May 25	May 26 to December 31
	2007	2008	2009	2010	2011	2011
Statement of Cash Flow Data:
Depreciation and amortization	$53,106	$59,807	$47,657	$43,402	$17,080	$46,547
Net cash flows provided by operating activities	15,073	27,549	45,994	41,010	8,134	32,354
Capital expenditures	2,425	6,518	1,808	67,691	42,968	152,164
Net cash flows used in investing activities	(2,425)	(6,518)	(1,808)	(67,691)	(42,968)	(152,164)
Net cash flows provided by (used in) financing activities	—	—	—	—	306,753	(148,570)
Balance Sheet Data (End of Period):
Cash and cash equivalents	$37,176	$58,207	$102,393	$75,712	$347,631	$79,251
Accounts receivable, net	8,181	17,281	9,543	13,126	19,612	12,658
Satellites and equipment	290,428	264,149	235,240	265,158	327,770	443,015
Concessions	42,419	41,007	39,597	38,185	37,597	44,628
Total assets	470,182	445,494	439,407	438,957	793,910	664,943
Deferred revenue	70,042	67,698	65,354	63,010	62,033	35,161
Total debt	393,171	406,297	420,615	436,110	765,130	325,000
Total liabilities	487,238	497,891	511,552	524,990	908,703	404,652
Total shareholders’ equity (deficit)	(19,444)	(52,397)	(72,145)	(86,033)	(114,793)	260,291
Other Financial Data:
EBITDA (4)	N/A	$80,140	$84,358	$75,666	$9,519	$49,946
Adjusted EBITDA (4)	N/A	74,739	86,366	89,372	37,629	51,233
Maintenance capital expenditures (5)	2,034	3,053	1,808	4,578	635	1,627
Satellite capital expenditures (6)	391	3,465	—	63,113	42,333	150,537
					(in thousands of U.S. dollars)

(1)	Exclusive of depreciation and amortization shown separately.
(2)	Recapitalization transaction expenses consist of costs incurred by Satmex as part of its capital restructuring activities (including principally financial advisory, professional and regulatory fees).
(3)	In the event that a transponder is successfully operating at the end of its design life and we continue to use it for telecommunications purposes, we must make payments to the supplier of the transponder calculated on a daily basis. The orbital incentive provision for 2006 and 2007 was reversed in 2008 in accordance with a confidential settlement agreement signed in 2007. The reversal amount was $7.0 million, which had the effect of offsetting costs in 2008.
(4)	We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our operating performance. EBITDA and Adjusted EBITDA are each one of the measures reported to our Chief Executive Officer on a monthly basis and are used by our management to evaluate operational performance both against internal targets and the performance of our competitors. Compensation decisions are also based in part on Adjusted EBITDA. We consider EBITDA and Adjusted EBITDA to be operating performance measures, and not liquidity measures, that provide measures of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. The adjustments made to EBITDA to calculate Adjusted EBITDA are adjustments for items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period.

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

EBITDA represents net loss excluding income tax expense, interest expense, interest income and depreciation and amortization expense. Adjusted EBITDA represents EBITDA adjusted to exclude the effects of the orbital incentives settlement, recapitalization transaction expenses, state reserve amortization and other income and expenses, each as described below. The following table reconciles net loss to EBITDA, Adjusted EBITDA and Pro Forma EBITDA for the periods presented:

	Predecessor				Successor
	Fiscal Year Ended December 31,			January 1 to May 25,	May 26 to December 31,
	2008	2009	2010	2011	2011
Net loss	$(35,341)	$(19,748)	$(13,888)	$(28,760)	$(18,857)
Income tax expense	6,829	13,233	779	2,199	12,133
Interest expense	48,498	43,708	45,789	19,499	8,990
Interest income	(1,481)	(480)	(345)	(150)	(328)
Net foreign exchange loss (gain)	1,828	(12)	71	(349)	1,461
Depreciation and amortization	59,807	47,657	43,402	17,080	46,547

EBITDA	80,140	84,358	75,666	9,519	49,946
Recapitalization transaction expenses(a)	8,542	3,324	16,443	28,766	—
Orbital incentives settlement(b)	(6,989)	—	—
State Reserve Amortization(c)	(2,344)	(2,344)	(2,344)	(977)	(794)
Other Income/(Expense)(4)	(4,610)	1,028	(393)	321	2,081

Adjusted EBITDA	$74,739	$86,366	$89,372	$37,629	$51,233

				(in thousands of U.S. dollars)

(a)	Recapitalization transaction expenses consists of costs incurred by Satmex as part of its activities to restructure its capital structure (including principally financial advisory, professional and regulatory fees). Our management excludes these expenses when evaluating our ongoing performance and, therefore, our Adjusted EBITDA excludes these expenses.
(b)	In the event that a transponder is a successfully operating transponder at the end of the specific useful lifetime and we continue to use it for telecommunications purposes, we must make daily payments to the supplier calculated on a daily basis. The orbital incentive provision for 2006 and 2007 was reversed in 2008 in accordance with a confidential settlement agreement signed that same year. The reversal amount was $7.0 million, which had the effect of offsetting costs in 2008.
(c)	Reduction of accrued income related to transponders provided to the Mexican government free of charge. These transponders are provided without cost to Satmex and have been eliminated based upon our belief that such exclusion provides a better comparison to the results of operation of our peers.
(d)	Other income in 2008 represents a gain from the successful outcome of a lawsuit against a former customer, which occurred in the second quarter of 2008.

(5)	Includes payments for the acquisition of electronic, data processing and other infrastructure type equipment and vehicles.
(6)	Includes construction in process payments related to Satmex 7 ($391,000 in 2007 and $3.5 million in 2008) and Satmex 8 ($63.1 million in 2010 and $192.9 million in 2011), capitalized interest, technical fees and expenses related to such construction.

EXCHANGE RATES

This annual report on Form 20-F contains conversions of Mexican peso amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all conversions from Mexican pesos to U.S. dollars and from U.S. dollars to Mexican pesos were made at a rate of 13.98 Mexican pesos to $1.00 U.S. dollar, the noon buying rate in effect as of December 31, 2011. The noon buying rate as of April 20, 2012 was 13.12 Mexican pesos per $1.00. We make no representation that any Mexican peso or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Mexican pesos, as the case may be, at any particular rate, the rates stated below or at all.

The following table sets forth information concerning exchange rates between Mexican pesos and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

Period Ended(1)	Noon Buying Rate
	Period End	Average(2)	Low	High
	(Mexican pesos per $1.00)
December 31, 2008	13.54	11.14	9.92	13.92
December 31, 2009	13.06	13.51	12.60	15.37
December 31, 2010	12.36	12.64	12.16	13.18
December 31, 2011	13.98	12.43	11.50	14.24
2012 (through April 20, 2012)	13.12	12.94	12.62	13.75

(1)	For all dates through December 31, 2008, exchange rates between Mexican pesos and U.S. dollars are presented at the noon buying rate in New York, New York for cable transfers in Mexican pesos per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.
(2)	Averages are calculated using the average of the rates on the last business day of each month during the relevant period.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts used throughout this annual report on Form 20-F were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys, including the following: Projection Model Satmex 2020; 17th Satellite Communications & Broadcasting Markets Survey Forecasts to 2010, by Euroconsult; Convergencia Latina Map 2011; Via Satellite’s 2011 Industry Directory; Company Profiles, Analysis of FSS Operators, dated August 2011, by Euroconsult; Company Profiles, Analysis of FSS Operators, dated June 2010, by Euroconsult; Price Assumptions in C-bands, dated December 2010, by Satmex; Satmex Industry Analysis; Executive Summary of Satmex 8 Market Validation, dated January 2010, by Euroconsult; Satmex 8 Market Study, dated October 2010, by Northern Sky Research; Satmex 8 Market Validation, dated October 2010, by Euroconsult; Executive Summary of Satmex 8 Market Study, dated December 2009, by Northern Sky Research; Satmex 8 Market Study, dated December 2009, by Northern Sky Research; and Satmex 8 Market Validation, dated December 2009, by Euroconsult; and Global Assessment of Satellite Supply and Demand 8th Edition, dated 2011, by Northern Sky Research. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. We do not make any representation as to the accuracy of information contained in this annual report on Form 20-F based upon such market and industry data and forecasts. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this annual report on Form 20-F. We cannot guarantee the accuracy or completeness of any such information contained in this annual report on Form 20-F.

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

This annual report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth in the sections “Risk Factors.” The factors that could affect our actual results include the following:

•	our history of significant net operating losses;

•	our ability to pay the Notes in full at maturity;

•	our high degree of leverage and significant debt service obligations;

•	our inability to finance, build and successfully launch our Satmex 8 satellite and our currently intended Satmex 7 satellite;

•	our in-orbit satellites are vulnerable to failure;

•	our small number of customers accounts for a large portion of our revenue;

•	competition;

•	our ability to incur more debt;

•	restrictions and limitations imposed on us by the agreements and instruments governing the Notes;

•	our ability to maintain satellites in the orbital slots we currently use;

•	our government concessions may be revoked under certain circumstances;

•	the effects of changes to the current Mexican telecommunications laws and regulations;

•	Mexican social, political and economic developments; and

•	foreign currency exchange fluctuations relative to the U.S. dollar or the Mexican peso.

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

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this annual report on Form 20-F and are expressly qualified in their entirety by the cautionary statements included in this annual report on Form 20-F . We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

RECENT DEVELOPMENTS

As part of our strategy to further expand our capacity to capitalize on growing demand, we initiated a program for the design and construction of a new satellite, to be named Satmex 7. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services. On March 13, 2012, we entered into a definitive construction agreement (the “Satmex Procurement Agreement”) with Boeing Satellite Systems International, Inc. (“Boeing”), for the design, construction and delivery of Satmex 7, which will be based on Boeing’s 702 SP platform. The agreement provides for a 34-month construction schedule for Satmex 7. The Satmex Procurement Agreement also provides for a right to purchase an additional satellite based on Boeing’s 702 SP platform, and which will be named F4. On February 3, 2012, we entered into a launch services agreement (the “Launch Services Agreement”) with Space Exploration Technologies, Corp. (“SpaceX”) for the launch of a dual-satellite payload consisting of Satmex 7 and another similar-model satellite to be owned by another satellite operator, Asia Broadcast Satellite Holdings Ltd. (“ABS”). The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015. The Launch Services Agreement is one among other agreements described in this annual report on Form 20-F involving the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing under a joint procurement program with Satmex and ABS (the “Program”). On March 13, 2012, Satmex and ABS entered into a master procurement agreement with Boeing (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS of the Program. In connection with the Program, in addition to entering into the Satmex Procurement Agreement with Boeing, Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”). The Master Procurement Agreement, the Launch Services Agreement, the Satmex Procurement Agreement and the Bilateral Agreement are collectively referred to as the “New Satellite Program Agreements.” For a more detailed discussion of the Satmex 7 and F4 Programs, including the estimated cost and timing for the planned construction and launch of the satellite and our intended financing and related transactions related to the project, see “Item 4 – Information on the Company.”

RISK FACTORS

Risks Related to Our Business

We have a history of significant net operating losses and may continue to suffer net operating losses in the future.

We incurred consolidated net losses attributable to Satmex of approximately $20.2 million, $14.3 million and $47.6 million during 2009, 2010 and 2011, respectively. Improving our operating performance and attaining profitability depends on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities, refinance our existing debt and construct, launch and operate Satmex 8 and Satmex 7. Our failure to achieve any one or more of the foregoing could further adversely affect our operating performance and increase our net operating losses. If we cannot improve our operating performance and become profitable, our financial condition will deteriorate and we may be unable to achieve our business objectives or make payments on our debt obligations.

We may not have enough financial resources to pay the Notes in full at maturity and finance Satmex 7 and/or F4.

The Notes mature in 2017. We will need to raise funds to pay the Notes at maturity and finance the Satmex 7 satellite program. Additionally, in the event we elect to purchase F4, finance the F4 satellite program. This cash requirement significantly exceeds our available cash and cash equivalents, which were $79.3 million as of December 31, 2011.

We do not anticipate generating sufficient cash from operations to meet the funding requirements for F4, and we expect that we will need to raise additional capital for its construction, launch and insurance through issuing equity or additional debt, undergoing a corporate restructuring and/or restructuring the Notes. The Indenture significantly restricts our ability to incur additional debt. In addition, we are highly leveraged, so our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Mexico and the other countries where our customers are located, the state of the global telecommunications industry, and by financial, business, regulatory and other factors. Many of these factors are largely beyond our control. The global financial markets continue to be uncertain and there may be limited access to funding. This risk has been exacerbated by concerns over the levels of public debt and weakness of the economies in Italy, the Republic of Ireland, Greece, Portugal and the Kingdom of Spain, in particular. It is uncertain how long the effects of the global financial markets will persist and how much impact this will have on the global economy in general. If access to credit tightens further and borrowing costs rise, we may not be able to raise funds to pay the Notes at maturity, finance Satmex 7 and finance F4.

If our future cash flows from operations are not sufficient for the construction, launch and insurance of Satmex 7, and if we are unable to raise additional capital, Satmex will be required to make termination payments under each of the New Satellite Program Agreements, which are based, in part, on the timing of such termination and the amounts paid to the date of termination. If ABS defaults on its purchase obligation and, as a result, Boeing terminates ABS’ satellite procurement agreement, Boeing is entitled to increase the price of Satmex’s satellite to preserve its expected economic benefit of the joint procurement of the satellites pursuant to the program. If Boeing terminates the satellite procurement agreement with ABS as a result of a default by ABS, the purchase price of Satmex 7 will increase. Satmex will have a corresponding damage claim against ABS for the cost of the resulting increase, but there may be additional costs and timing delays in pursuing such claim for damages to recoup such increased costs.

In order to pursue the construction of F4, we expect to have to raise additional funds in the future to cover our obligations under the Master Procurement Agreement for F4. If we do not exercise our right to purchase F4, Boeing will be entitled to retain the portion of the initial payment paid by Satmex on March 13, 2012 with respect thereto, but Satmex will incur no additional liability with respect to F4. In addition, Satmex may be required to make additional termination payments under the Master Procurement Agreement, the Satmex Procurement Agreement and the Bilateral Agreement if Satmex exercises the option to purchase F4, and such construction is terminated prior to the completion of such satellite.

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

We expect to spend approximately $76.3 million through the remaining portion of 2012 to construct, launch and insure Satmex 8. We anticipate that our available cash and cash equivalents, together with funds generated from our operations, will be sufficient to pay for the remaining costs to construct, launch and insure Satmex 8. We will also need additional funding to construct, launch and insure Satmex 7 and, if we exercise our right under the Master Procurement Agreement, F4. No assurance can be given that we will be able to generate sufficient funds from operations or obtain third-party financing sufficient to meet our cash requirements for Satmex 8 or Satmex 7. If we are unable to construct, launch and operate Satmex 8 and Satmex 7, on a timely basis or at all, our results of operations, business prospects, financial condition and cash flow will be materially adversely affected.

On October 23, 1997, the Mexican government granted us three concessions related to our use of certain associated C- and Ku-frequency bands at the orbital slots occupied by our satellites (the “Orbital Concessions” and, together with the Property Concession, the “Concessions”). The fourth concession was granted on October 15, 1997 and relates to our use of the land and buildings on which our satellite control centers are located and allows us to base our ground station equipment within telecommunication facilities that belong to the Mexican government (the “Property Concession” and, together with the Orbital Concessions, the “Concessions”).

If we are unable to utilize the orbital slots occupied by Satmex 6, Satmex 5 and Solidaridad 2, the Mexican government may initiate legal action alleging non-compliance with some terms and conditions of the Orbital Concessions for purposes of commencing a procedure to revoke our Concessions and assessing fines. Additionally, we could lose our right to use such orbital slots under Mexican law and the Radio Regulations of the International Telecommunication Union (“ITU”), which could materially and adversely affect our results of operations, business prospects, financial condition and cash flow. See “Item 3. Key Information – Risk Factors – Risks Related to Our Regulatory Environment.”

New or proposed satellites are subject to construction and launch failures (including a failure to reach their intended orbit) and delays, the occurrence of which can materially and adversely affect our results of operations, business prospects, financial condition and cash flow.

Although we have entered into agreements for the construction and launch of each of Satmex 7 and Satmex 8, there may still be delays in them becoming operational. Delays in satellite deployment can result from delays in the construction of satellites, procurement of requisite components, launch vehicles, the limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals and launch failures. Failure to meet a satellite’s construction schedule could result in a significant delay in the future delivery of a satellite. Even after a satellite has been delivered and is ready for launch, an appropriate launch date may not be available for several months. These delays could adversely affect our marketing strategy for such satellites, as well as our results of operations and cash flow during the period of delay.

There are a limited number of companies that we are able to use to launch Satmex 7 and Satmex 8 and a limited number of commercial satellite launch opportunities available in any given time period. Adverse events with respect to Space Systems/Loral, Inc. (“Loral”) or SpaceX, our launch service providers, such as satellite launch failures, could result in increased delays in the launch of Satmex 7 or Satmex 8. In the event that either one of our launch service providers is unable to fulfill its obligations, we may have difficulty procuring alternative services in a timely manner and may incur significant additional expenses as a result. Any such increased costs and delays could have a material adverse effect on our business, operating results and financial condition.

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

In 2000, we lost Solidaridad 1 in orbit. On January 27, 2010, we lost the primary Xenon Ion Propulsion System (“XIPS”) on Satmex 5. XIPS is the electric propulsion system that maintains the satellite’s in-orbit position. The secondary XIPS on Satmex 5 previously failed and is no longer available. Consequently, Satmex 5 is currently operating on its backup bi-propellant propulsion system. In November 2011, Boeing updated the remaining useful life of Satmex 5 based on analyses of the remaining propellant, deorbit propellant, residual propellant, and uncertainties. As result of the analyses, the remaining useful life of Satmex 5 was 1.14 years from December 31, 2011. If the bi-propellant propulsion system on Satmex 5 fails, the satellite will be entirely lost.

In addition, Solidaridad 2, Satmex 5 and Satmex 6 have experienced temporary anomalies and, in certain cases, are currently operating using back-up components or systems because of the failure of their primary components or systems. If the back-up components or systems fail, however, and we are unable to restore redundancy, these satellites could lose capacity or be total losses. Any single anomaly or series of anomalies or other failure could cause our revenues, cash flows and backlog to decline materially or require us to recognize an impairment loss or replace one or more of our satellites, each of which could materially affect our profitability and significantly increase our financing needs. Any such anomaly or failure could also result in a customer terminating its contract for service on the affected satellite and could require us to repay prepayments made by customers of the affected satellite. If the affected satellite serves one of our major customers, there could be a material adverse effect on our results of operations, business prospects, financial condition and cash flow. In addition, if any of our in-orbit satellites should fail and, as a result, cause damage or harmful interference to third parties, we may incur liability.

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

Satmex 5 and Satmex 6 are currently insured. Our current insurance policy for Satmex 5 excludes coverage for any loss relating to a failure or usage of the XIPS subsystem and any loss relating to the Channel 1C Satmex 5 anomaly detected on October 22, 2004. In addition, the satellite insurance policy for both Satmex 5 and Satmex 6 contain customary exclusions that could preclude recovery for certain types of loss, damage or failure, including (i) war, invasion, hostile or warlike action in time of peace or war, (ii) any anti-satellite device or device employing atomic or nuclear fission and/or fusion, or device employing laser of directed energy beams, (iii) insurrection, labor disturbance, strikes, revolution or any governmental action combating or defending against such action, (iv) confiscation, seizure or similar action by any government or government agent, (v) nuclear reaction, nuclear radiation or radioactive contamination of any nature, whether such loss or damage be direct or indirect, except for radiation naturally occurring in the space environment, (vi) electromagnetic or radio frequency interference, except for physical damage to the satellite directly resulting from such interference, (vii) willful or intentional acts of Satmex designed to cause loss or failure of the satellite, (viii) any act of one or more persons, whether or not agents of a sovereign power, for political or terrorist purposes and whether the loss, damage or failure resulting therefrom is accidental or intentional and (ix) any unlawful seizure or wrongful exercise of control of the satellite made by any person or person action for political or terrorist purposes. Our future insurance policies, to the extent we are able to renew our insurance, may also contain similar exclusions because the cost of insurance without such exclusions may be economically impractical or commercially unavailable. A partial or complete failure of a revenue-producing satellite, whether insured or not, could have a material adverse effect on our business, financial condition, cash flow and results of operations.

On January 27, 2010, the primary XIPS on Satmex 5 experienced an unexpected shutdown and we do not expect to be able to restart the system. Because the secondary XIPS on Satmex 5 previously failed, the satellite is currently operating on its backup bi-propellant propulsion system. Any losses we experience due to the Satmex 5 XIPS failures are not insured under our current satellite insurance policies due to a coverage exclusion for such failures that is common in our industry. Satmex 6 does not have an XIPS system.

Since the end of Solidaridad 2’s useful life was expected to expire in 2008, we determined not to renew its in-orbit insurance in 2006. In December 2011, we renewed our in-orbit insurance on Satmex 5 and Satmex 6 for a period of one year, expiring on December 5, 2012, based on prevailing market terms and conditions. There can be no assurance that we will be able to renew these policies on satisfactory terms or at all. An uninsured loss of Satmex 5 or Satmex 6 would have a material adverse effect on our business, results of operations, cash flow and financial condition. Furthermore, if we are unable to insure our satellites (excluding Solidaridad 2) in the amounts specified in the Indenture governing the Notes and in the same manner that similar satellites are usually insured by companies engaged in the same or similar business, we would be in a default under the Indenture governing the Notes. As of the date of this annual report on Form 20-F, Satmex 6 and Satmex 5 are insured with coverage of $288.0 million and $17.5 million, respectively. Our in-orbit insurance coverage for Satmex 5 is based upon the asset value of such satellite (which insurance shall be reduced from $20.2 million in January 2012, to $5.4 million in December 2012).

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

Our 10 largest customers in 2011 represented approximately 49.0% of our total revenues. In addition, approximately 57.0% of our satellite services revenues in 2011 were derived from our 10 principal customers. Our largest customer is Hughes Network Systems, LLC, or HNS. Revenue from HNS represented 16.9% and 14.2% of our total revenue in 2010 and 2011, respectively. HNS’ contracted capacity of Satmex 5 and Satmex 6 was decreased through three amendments executed in 2009 reflecting a total decrease of 1.0% in total revenue from 2008. HNS is in the process of constructing its own satellites. Once completed, HNS’s use of those satellites could decrease its demand for our services. Other significant customers include Teléfonos de México, S.A.B. de C.V., Hunter Communications, Inc., and Telmex Perú, S.A. The loss of any one of these customers could have a material adverse effect on our business, operating results and cash flow.

We operate in a competitive environment.

We continue to face competition from satellite operators in markets such as the U.S., Mexico and Latin America. As of December 31, 2011, there were more than 65 satellites offering services similar to ours to the Americas. Intelsat, Ltd. (including its wholly-owned subsidiary PanAmSat Corporation), or Intelsat, has more than 50 satellites, of which more than 30 totally or partially serve the Americas market. SES, S.A. has a fleet of 40 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates three satellites, one of which is Mexsat-3 with 12 active extended C- and Ku-band transponders. Mexsat-3 will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat Canada, Grupo Hispasat, S.A., Hispamar Satélites S.A., and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Movil). We believe that an additional 273 36 MHz transponder equivalents in the C- and Ku-bands, including three satellites to be launched by the Mexican government, one of which is Mexsat-3, will be launched in the period between 2012 through 2015 in our market. In addition, these or other operators could make use of newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc., HNS and Hispasat already have announced plans to launch service using such frequencies.

We also face competition from land-based telecommunications services. Fiber optic service providers can generally provide services at a lower cost than we can for point-to-point applications.

Our “Alterna’TV” digital distribution platform (“Alterna’TV”) and Enlaces Integra, S. de R.L. de C.V. (“Enlaces”) also operate in highly competitive environments. Alterna’TV faces competition from large media companies such as News Corporation, Discovery Communications, Inc., Viacom, Inc., NBC Universal, Inc. and Univision Communications, Inc., as well as niche channels that target very specific Hispanic communities in the

U.S., such as Sur Corporation. Enlaces faces competition from government business such as Libros Foráneos, S.A. de C.V. (d.b.a. “Globalsat”) and Pegaso Telecomunicaciones S.A. de C.V., which are in partnership with Intelsat for the provision of satellite capacity. During 2009, the Mexican government (through its telecommunications regulator, the Comisión Federal de Telecomunicaciones (the Federal Telecommunications Commission of Mexico), or COFETEL, released new concessions to Red52, S.A. de C.V. and Elara Networks, S.A. de C.V., generating more competition in the market for Enlaces. In the corporate market, Enlaces faces competition from terrestrial network services providers such as Teléfonos de México, S.A.B. de C.V., Axtel, S.A.B. de C.V. and Servicios Alestra, S.A. de C.V. (d.b.a. “AT&T”) and, specifically in the satellite market, from companies such as British Telecom (formally Comsat), Pegaso and Globalsat, which offer similar services but focus primarily on small office/home office, or SOHO, markets. Teléfonos de México, S.A.B. de C.V. and British Telecom both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access ADSL, 3G, GPRS and WIMAX products.

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

Enlaces’ teleport operates from one facility, without a back-up. In the year ended December 31, 2011, Enlaces’ revenues represented 9.8% of our total revenues. A natural disaster, such as an earthquake, could seriously disrupt its operations. To date, Enlaces has suffered approximately one to two operations disruptions per year that did not last more than an hour. These disruptions have not materially adversely affected Enlaces’ operations. In addition, Enlaces operates only one antenna with no back-up antenna in place. Damage to this antenna could seriously disrupt Enlaces’ operations.

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

The telecommunications industry is continuously subject to rapid and significant changes in technology and introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for other service providers to compete with us on cost, quality or functionality bases. Responding to such changes may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend upon the final cost of technology and our ability to obtain additional financing. We may not have sufficient funds or it may not be practical or cost-effective for us to replace or upgrade our technologies in response to competitors’ actions. In addition, the Indenture governing the Notes will significantly limit our capital expenditures. We cannot assure you that technological change will not have a material adverse effect on our business and results of operations.

Certain corporate actions of Satmex will require the approval of the Mexican Partners.

Holdsat México holds all Satmex Series A shares which encompass 51.0% of the Satmex voting rights. Certain Mexican nationals (the “Mexican Investment Partners”) hold at least 51.0% of the total stock of Holdsat México. Significant or extraordinary corporate actions of Holdsat México, including any actions related to the exercise of the Satmex voting rights, will require the supermajority approval of its shareholders. The failure to obtain such approval may result in deadlock or impasse, which may prevent Satmex from taking any corporate actions that may be necessary or required to operate or comply with its obligations under the Notes.

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

Our Concessions and other authorizations typically are granted for a fixed term or duration. Consequently, we are required to periodically renew the Concessions and other authorizations in order to maintain them in good standing. Typically, such renewals are granted, although we cannot assure you that this will continue to be the case. Effective as of the termination of the initial term of the exiting Orbital Concessions, extensions of the Orbital Concessions were granted by the Mexican government in May 2011 for an additional 20-year term until 2037, with the same conditions for continuing exclusive use of existing C- and Ku-bands by Satmex, but eliminating the right to request the future use of planned or extended C- and Ku-bands. We have initiated a process with the Mexican Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes), or the SCT, either to recover such right to request the future use of planned C- and Ku-bands or to replace it with the right to use a Ka-band in certain conditions. We may not be successful in the resolution of this process with SCT.

Our Orbital Concessions, granted by the Mexican government, require that we reserve 362.88 MHz in the aggregate in the C- and Ku-bands of our satellites for use by the Mexican government free of charge. Consequently, approximately 6% of Satmex 5 and Satmex 6’s transponders are currently utilized by the Mexican government. In the case of any future satellites utilizing the orbital slots provided for under the Orbital Concessions, the capacity reserved to the Mexican government will be defined by the SCT according to the law, regulations and the corresponding concessions. Moreover, our concessions are subject to government regulations, which may modify the content of, or impose limitations on, our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service, and pricing requirements on us, which would adversely affect our results of operations and financial condition.

In the future, a sale, refinancing or restructuring that would result in a subscription of shares that represent 10% or more of our capital stock with full voting rights, requires prior notice to be given to the Mexican government, which may object to it within a 90-day period after receipt of such notice in its role as a regulator. Subsequent transactions also may require the notification or approval of other government agencies, such as the Comisión Federal de Competencia (Federal Competition Commission of Mexico), or COFECO, among others.

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

The Mexican government has coordinated the operations of our current satellites with other administrations pursuant to the ITU’s established procedures. However, in the future we could be required to engage in additional coordinations with respect to our existing or new satellites. For example, we may be required to coordinate our operations of Satmex 7 at 114.9° W.L. with those of Mexsat 3, which we anticipate will operate at the same orbital location. According to public information released by SCT on the Mexsat system, we believe that Mexsat 3 will operate on different frequencies, and therefore that there will not be interference between Satmex 7 and Mexsat 3. We can provide no assurance that this will be the case. This and other coordinations (i.e., Ka-band) could require lengthy and costly negotiations with other operators. The failure to reach an appropriate arrangement with such satellite operators may result in substantial restrictions on the use and operation of our satellite at its orbital location. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital location is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location.

In certain countries, a failure to resolve coordination issues may be used by regulators as a justification to limit or condition market access by foreign satellite operators. While the ITU’s Radio Regulations require the operators of later-filed systems to coordinate their operations with us, we cannot guarantee that they will do so, or limit their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. This interference could require us to take steps, or pay or refund amounts to our customers that could have a material adverse effect on our results of operations, business prospects and financial condition. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate our satellites’ frequencies successfully or to resolve other required regulatory approvals could have an adverse effect on our financial condition, as well as on the value of our business. See “Item 4. Information on the Company –Regulation – U.S. Regulation and ITU Requirements” for additional information regarding ITU and coordination.

The ITU Radio Regulations are periodically reviewed and revised at World Radio Communication Conferences, which typically take place every three to four years. As a result, we can provide no assurances that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum.

If we do not maintain satellites in the orbital slots we currently use, those orbital locations may become available for other satellite operators to use.

If we are unable to maintain satellites in the orbital slots that we currently use in a manner that satisfies the ITU or the Mexican government, we may lose our rights to use these orbital locations, or certain frequencies at these orbital locations, and the locations could become available for other satellite operators to use. Each Orbital Concession requires us to make continuous use of our orbital slot and to provide continuous services, but is silent as to termination if such orbital slot is vacant. The ITU’s Radio Regulations allow a national administration to “suspend” its use of a given orbital slot for up to two years, at which point the ITU or another administration could attempt to cancel Mexico’s ITU filings for that slot.

Solidaridad 2 will remain in inclined orbit for its remaining useful life. We currently anticipate constructing another satellite, Satmex 7, and placing it in geostationary orbit in the orbital position currently held by Solidaridad 2. If we are unsuccessful in constructing and launching Satmex 7 or unable to timely place another satellite in the orbital slot occupied by Solidaridad 2, we could lose the right to use the 114.9° W.L. orbital slot for the reasons described in the previous paragraph. Additionally, the expected remaining life of Satmex 5 has been reduced as a result of the failure of its XIPS system on January 27, 2010. If we are unable to timely replace Satmex 5 with Satmex 8 or another satellite, we could lose the right to use the 116.8° W.L. orbital slot for the reasons described in the previous paragraph. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place our satellites, and the loss of one or more of our orbital locations could adversely affect our plans and our ability to implement our business strategy.

Our government concessions may be revoked under certain circumstances.

Our satellites are located in orbital slots allocated to Mexico, such that our business is subject to the oversight and regulation of the Mexican government. The Mexican government has granted to us four concessions, three Orbital Concessions (See “Item 4. Information on the Company – Business – Our Satellites”) and one Property Concession (See “Item 4. Information on the Company – Business – Satellite Control Centers and Property Concession”). Our Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events. Under the Ley Federal de Telecomunicaciones (the Federal Telecommunications Law of Mexico or the Telecommunications Law), an Orbital Concession will terminate if:

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

The SCT also has the right to terminate any of our Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate,” and we would be entitled to receive compensation pursuant to article 19 of the Ley General de Bienes Nacionales (General Law on National Assets). As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In case of a Rescate, we would be entitled to keep our assets, equipment and installations used in connection with the Orbital Concessions only to the extent such assets, equipment and installations are not useful to the Mexican government. However, the value of such assets will not be included in any compensation we receive.

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

Under our Property Concession, we are required to use our Primary and Alternate Control Centers only to operate our satellites. Each of the Primary and Alternate Control Centers form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite services systems. See “Item 4. Information on the Company – Business – Satellite Control Centers and Property Concession.”

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

The auction of additional segment capacity in the 3.4 – 3.7 GHz frequency band in Mexico has not yet occurred, and if the auction proceeds, the use of this capacity could interfere with our satellite transmissions, which could affect our operations.

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

The ITU continues to consider additional frequency bands for use by International Mobile Telecommunications (or “IMT – Advanced”) services. Frequency bands under consideration for such use include the 3.4 – 3.7 GHz band segment, which is used for FSS worldwide. This band segment is adjacent to the 3.7 – 4.2 GHz band segment, known as the C-band, in which we operate under our Orbital Concessions.

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

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the U.S. As a result, potential investors may not be able to ascertain the risks of Satmex as easily as they would if we were a U.S. company.

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

Most of our operations and assets are located in Mexico. For 2008, 2009, 2010 and 2011, approximately 47%, 37%, 35% and 36%, respectively, of our total revenue was from billings to Mexican customers. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, Mexican inflation, interest rates, taxation and other economic developments in or affecting Mexico over which we have no control.

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

Mexico entered into a recession beginning in the fourth quarter of 2008. In 2009, GDP fell by approximately 6.1%, including a decline of approximately 3.6% in the fourth quarter of 2009. In 2010, GDP grew by approximately 5.5% and inflation reached 4.4%. In 2011, GDP grew by approximately 3.9% and inflation reached 3.8%. We have increasingly been required to accept market disruption clauses, which, if invoked, typically require a borrower to pay increased funding costs when the interest rate of a financing no longer adequately reflects the actual cost for the lender to obtain funds.

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

Mexico has, and is expected to continue to have, high real and nominal interest rates as compared to the U.S. The annualized interest rates on 28-day Certificados de la Tesorería de la Federación (Mexican Federal Treasury Certificates), or Cetes, averaged approximately 7.68%, 5.39%, 4.40% and 4.24% for 2008, 2009, 2010 and 2011, respectively. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 6.5% in 2008, 3.6% in 2009, 4.4% in 2010 and 3.8% in 2011. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the U.S. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

The Ley del Impuesto Empresarial a Tasa Única has increased our tax burden and could affect our operations.

On January 1, 2008, the Ley del Impuesto Empresarial a Tasa Única (Business Flat Tax), or IETU law, went into effect. The IETU law amends various Mexican federal tax provisions relating to production and services (including the Value Added Tax Law), establishes a labor subsidy and introduces a flat tax that replaces Mexico’s asset tax and applies to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% on income as measured using our cash flow (although transitional rates of 16.5% and 17.0% were applicable to the tax years 2008 and 2009, respectively).

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

We cannot provide any assurances that political developments in Mexico, including the presidential and congressional elections in July 2012, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Mexico has experienced a period of increasing criminal violence and such activities could affect our operations.

Recently, Mexico has experienced a period of increasing criminal violence, primarily due to the activities of drug cartels and related organized crime. In response, the Mexican government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, drug-related crime continues to exist in Mexico. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our financial condition and results of operations.

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

Since then, the peso has been subject to substantial fluctuations in value. The Mexican peso depreciated against the U.S. dollar by approximately 24.6% in 2008, appreciated against the U.S. dollar by approximately 3.5% and 5.4% in 2009 and 2010, respectively, and depreciated against the U.S. dollar by approximately 13.1% in 2011. Changes in the value of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations or the rights of the holders of the Notes, or Noteholders, in the event of a Mexican concurso mercantil.

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

In the event of a concurso mercantil, creditors of our U.S. dollar-denominated debt obligations (including the Noteholders) could be adversely affected by devaluations of the Mexican peso relative to the U.S. dollar because a Mexican court could determine that our debt obligations will be paid in Mexican pesos. In addition, to the extent that the collateral securing the Notes can only be realized by a sale of such collateral in accordance with a concurso mercantil, the proceeds of the sale of such collateral may be in Mexican pesos. Noteholders may then have to convert such Mexican pesos into U.S. dollars by purchasing U.S. dollars at the then prevailing exchange rate on the date of payment and a devaluation of the Mexican peso relative to the U.S. dollar may affect the amount of U.S. dollars a Noteholder would receive.

Exchange controls may impair our ability to pay interest and principal on the Notes.

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

In the event that proceedings are brought against us and result in a judgment against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of Mexico), an obligation in a currency other than Mexican currency payable in Mexico may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by Banco de México every business and banking day. Although we are contractually required to make payments of all amounts owed under the Notes in U.S. dollars, we are legally entitled to pay in pesos if payment on those obligations is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we pay in Mexican pesos, holders may experience a U.S. dollar shortfall when converting Mexican pesos to U.S.  dollars.

ITEM 4. Information on the Company

Our legal name is Satélites Mexicanos, S.A. de C.V. and our commercial name is “Satmex.” We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable (“Variable Capital Corporation”). Our principal executive offices are located at Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600, Mexico City, Mexico. Our telephone number is (52) 55-2629-5800.

Organizational Structure

Business

Satmex is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites during a period of over 26 years. Our current fleet is comprised of three satellites in highly attractive, adjacent orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog. For the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see “Selected Consolidated Financial and Other Data.”

Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and DTH television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. Some of our significant customers include: Hughes Network Systems, LLC, Telmex Perú, Teléfonos de México, S.A.B. de C.V., Hunter Communications, Inc., Newcom International, Inc. and Telefónica del Perú, S.A.A. Our contract renewal rate for the four years ended December 31, 2011, measured on a capacity basis (i.e., the total amount of MHz expiring annually) was 96.3%.

We have experienced substantial growth in our revenue and Adjusted EBITDA over the last several years. Our revenue increased from $114.7 million for 2008 to $128.4 million for 2011, a cumulative annual growth rate, or CAGR, of 3.83%. Despite the increase in our net loss from $35.3 million in 2008 to $47.6 million in 2011, which mainly was a result of significant interest expense on the Old Notes, our Adjusted EBITDA grew from $74.7 million to $88.9 million over the same period, a CAGR of 5.94%, and we maintained an average combined capacity utilization rate for our Satmex 5 and Satmex 6 satellites in excess of 96%. The stability of our revenue is supported by multi-year contracts with our non-governmental customers, which are typically three to five years in duration and denominated in U.S. dollars. Our satellite services revenue backlog, which is our expected future revenue under existing customer contracts, was approximately $207.9 million as of December 31, 2011.

Our FSS business serves a diverse group of customers in terms of the nature of their content, their ownership structure and their geographic location. We provide our services primarily to three types of customers who we believe will demand increasing transponder capacity and drive the expansion of the FSS industry in the Americas over the next decade:

•

Data and voice-over IP networks. Our data and voice-over IP networks services include voice and data backhaul for telecommunication companies as well as the sale of satellite transmission capacity to broadband Internet service providers, public communications carriers, government agencies and multinational corporations. Demand from private and public network providers in Latin America for broadband Internet services and cellular telephony backhaul is anticipated to be a strong source of future growth. Approximately 71.3% of our satellite services revenue for the year ended December 31, 2011 was attributed to our data and voice-over IP network services.

•

Video. Our video distribution services include providing FSS to television broadcast networks, cable and DTH television operators and broadcasters of special events. The increased transmission of high-definition television, or HDTV, signals requires greater transmission capacity than standard television signals. We also expect continued demand for bandwidth as a result of increased offerings of television services by non-traditional providers offering bundled services (i.e., “triple play”), such as telecommunication companies. A third source of video demand growth is the trend towards a greater number of television channel offerings, driven by consumer demands for more diverse and specialized content. Approximately 21.5% of our satellite services revenue for the year ended December 31, 2011 was attributed to our video services.

•

Government. Our government services include providing data and voice-over IP services to the public sector, the sale of satellite transmission capacity to national security networks and government-sponsored connectivity programs to provide broadband Internet access to rural and often remote geographic areas. Governments have experienced an increased need for commercial satellite communications services driven, in part, by expanded services for voice-over IP networks, disaster recovery, military, counterterrorism, anti-drug efforts and social programs. There has also been a trend of increased outsourcing of broadband services from government-owned to commercial satellite fleets. Approximately 7.2% of our satellite services revenue for the year ended December 31, 2011 was attributed to our government services.

We provide FSS through our fleet of three satellites: Satmex 6, Satmex 5 and Solidaridad 2.

We primarily provide commercial FSS through Satmex 6 and Satmex 5, which generate materially all of our FSS Adjusted EBITDA. Satmex 5 and Satmex 6 have a total of 108 C- and Ku-band 36 MHz transponder equivalents. As of December 31, 2011, we estimate the remaining useful life of Satmex 6 was approximately 11.19 years. In November 2011, Boeing updated the remaining useful life of Satmex 5 based on analyses of the remaining propellant, deorbit propellant, residual propellant and uncertainties. As result of the analyses, the remaining useful life of Satmex 5 was 1.14 years from December 31, 2011. As of the date of this annual report on Form 20-F, Satmex 6 and Satmex 5 are insured with coverage of $288.0 million and $17.5 million, respectively. Our in-orbit insurance for Satmex 5 is based upon the asset value of such satellite (which insurance shall be reduced from $20.2 million in January 2012 to $5.4 million in December 2012). We have started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. We anticipate that construction on Satmex 8 will be completed by July 2012. In April 2010, we entered into definitive construction agreement with the Loral for the design, construction and delivery of the satellite. It will be based on Loral’s well-established LS-1300 platform, which has been periodically upgraded since its original introduction in the mid-1980’s. The agreement provides for a 27-month construction schedule, including two months of contingency margin for the completion of construction. The overall construction program is within the contractual schedule. As of the date of this annual report on Form 20-F, the anticipated date of completion of construction of Satmex 8 is one week ahead of the construction schedule. We anticipate that Satmex 8 will be fully operational and that substantially all of Satmex 5’s customers will have been transferred to Satmex 8 in the third quarter of 2012. Satmex 8 has a design life of 15 years and will provide approximately an additional 45% of commercial transponder capacity compared to that of Satmex 5.

In March 2008, Solidaridad 2 was placed in inclined orbit. It primarily provides L-band service to the Mexican government for national security and social services. The L-band sub-system installed on Solidaridad 2 is owned by the Mexican government and may not be transferred by us or used for other purposes. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite. The Mexican government, however, has contracted a consultant to evaluate the feasibility of extending the Solidaridad 2 life for providing L-band services. We are currently in negotiations with the Mexican government regarding our analysis of their request. Currently, we anticipate constructing a new satellite, to be named Satmex 7, which will occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. Once Satmex 8 is launched and in-orbit, however, we currently anticipate transferring Satmex 5 to the orbital slot currently occupied by Solidaridad 2 until the end of Satmex 5’s remaining useful life. See “Item 4. Information on the Company – Business – Our Satellites – Solidaridad 2.”

We operate and monitor our satellite fleet from two specialized earth stations, or satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. The Mexican government granted us the Property Concession to use the land and buildings on which our satellite control centers are located for an initial term expiring in October 2037, at which time the Property Concession may be renewed. The Property Concession also allows us to locate our ground station equipment within telecommunications facilities that belong to the Mexican government. Operating two redundant satellite control centers in separate locations mitigates the risk of any service interruptions. The Property Concession does not cover any radiofrequency operations.

We have a proven track record for operational and engineering reliability, built on our experience of over 26 years in the FSS sector. Our Satmex 5 and Satmex 6 satellites have been highly reliable, delivering nearly 100% availability to our customers on such station-kept satellites for the year ended December 31, 2011.

In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer broadband satellite services through our 75%-owned subsidiary Enlaces and programming distribution services through our Alterna’TV digital distribution platform.

Enlaces offers private networks for voice, video and data, as well as other value-added satellite services to a number of leading retailers and financial institutions as well as other commercial, governmental, educational and nonprofit organizations, primarily throughout Mexico. In order to provide these services, on January 20, 2000, Enlaces was granted the Networks Concession to install and operate a public telecommunications network and the Value-Added Services Certificate. The Networks Concession is for a term of 30 years, subject to renewal pursuant to the Telecommunications Law. Enlaces generated $12.6 million of revenue for the year ended December 31, 2011, or 9.8% of our total revenue.

Through Alterna’TV, we offer Latin American programming to the U.S.’ fast-growing Hispanic community via DTH satellite and cable TV systems. As part of the Alterna’TV platform, we hold exclusive distribution rights in the U.S. to a number of Spanish-language television channels from various Mexican and South American programmers. Our Alterna’TV operations generated $12.3 million of revenue for the year ended December 31, 2011, or 9.6% of our total revenue.

We believe our desirable orbital locations, strong customer relationships and sizable backlog of contracted revenue underpin our established, predictable core business and position us to capitalize on the growing opportunities in the satellite industry.

Our Satellites

We currently hold orbital concessions granted by the Mexican government to occupy three orbital slots, including 113.0°W.L., currently occupied by Satmex 6, 116.8°W.L., currently occupied by Satmex 5, and 114.9°W.L., currently occupied by Solidaridad 2.

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

We are required to provide certain transponder capacity on our three satellites to the Mexican government free of charge under our Orbital Concessions. The Orbital Concessions require that we provide similar transponder capacity grants on Satmex 8 and Satmex 7. Set forth below are the current requirements by satellite and band.

Orbital Slot	Band	Total MHz
Orbital slot occupied by Satmex 6	C-	26.320
	Ku-	105.000
Orbital slot occupied by Satmex 5	C-	73.100
	Ku-	30.640
Orbital slot occupied by Solidaridad 2	C-	56.690
	Ku-	71.130

Total Satellite Capacity	C-and Ku- band	362.880

Satmex 6

Satmex 6 was launched on May 27, 2006 and initially placed into the 114.9° W.L. orbital location. On July 1, 2006, Satmex 6 completed its drift to its permanent orbital location at 113.0° W.L. Satmex 6 was manufactured by Loral and has a total of sixty 36 MHz transponder-equivalents, including 36 C-band and 24 Ku-band transponders. Satmex 6’s design life is 15 years and, as of December 31, 2011, Satmex 6’s estimated remaining useful life was approximately 11.19 years.

Satmex 6 is designed to provide broader coverage and higher power levels than any other satellite in our current fleet with approximately 50% more power than Satmex 5. Satmex 6 has hemispherical coverage in both C- and Ku-bands and provides coverage to over 90% of the population of the Americas.

On September 9, 2006, Satmex 6 experienced an unexpected resetting of its Attitude Controls Electronics-1 (ACE-1) unit. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the satellite lost earth-pointing capability until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that a software sequence timing problem caused the loss of earth-pointing capability. The satellite manufacturer developed and tested a software modification in an effort to prevent a recurrence of this problem, which was delivered to the Company and uploaded to the spacecraft on April 3, 2007.

On January 1, 2007, one of Satmex 6’s Ku-band amplifiers experienced a spontaneous shut-down. The Company followed manufacturer procedures and the affected channel was switched to a back-up amplifier to reestablish service. As a result, the redundancy in the Ku-1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels.

On December 1, 2007, Satmex 6 experienced a second unexpected reset of its Attitude Controls Electronics-2 (ACE-2) unit, similar to the one experienced on September 9, 2006. However, due to the software modification uploaded to the spacecraft on April 3, 2007, in this instance, the satellite successfully executed an auto-swap to the ACE-1 unit and the satellite did not lose earth- pointing capability. On December 6, 2007, the ACE-2 unit was tested and it was confirmed that this unit is healthy and functional. The ACE-1 unit is now being used as the primary attitude control electronics unit and is performing normally.

A helium gas leakage was detected on February 26, 2008. Further analysis confirmed an intermittent small leakage into the fuel tank since the satellite was launched. A series of re-pressurizations to the oxidizer and fuel tanks were performed on April 29, 2008, January 8, 2010 and April 22, 2010 to improve the mixture ratio and reduce the residuals of propellant at the end of life of the satellite. A new propellant budget, dated November 1, 2010, was received from SS/L reflecting a reduction of 1.2 years in the propellant margin.

In June 2005, due in part to both the broader telecommunications industry downturn and our post-privatization debt structure, we filed a petition for a concurso mercantil (the “2005 Concurso Mercantil”), which is a Mexican reorganization proceeding. In 2006, we entered into a court-approved comprehensive restructuring agreement (the “Concurso Agreement”) with the holders of a majority of our then outstanding debt and a pre-negotiated plan of reorganization (the “2006 Plan”) voluntarily filed under Chapter 11 of the Bankruptcy Code. We successfully concluded our 2006 reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. In connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo giving them the right to use two Ku-band and two C-band transponders on Satmex 6 through the end of Satmex 6’s remaining useful life. Due to the merger of Telesat and Loral on October 31, 2007, Telesat is now the beneficiary of this right.

Satmex 5

Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital location. Satmex 5 was manufactured by Boeing and has a total of forty-eight 36 MHz transponder-equivalents, including 24 C-band and 24 Ku-band transponders. In November 2011, Boeing updated the remaining useful life of Satmex 5 based on analyses of the remaining propellant, deorbit propellant, residual propellant and uncertainties. As result of the analyses, the remaining useful life of Satmex 5 was 1.14 years from December 31, 2011. Satmex 5 has hemispherical coverage in both C- and Ku-bands and provides coverage to over 90% of the population of the Americas.

On September 18, 2007, in connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo that gives them the right to use three Ku-band transponders on Satmex 5 until the end of Satmex 5’s remaining useful life. Since the merger of Telesat and Loral on October 31, 2007, Telesat has become the beneficiary of the usufructo rights granted to Loral Skynet. The usufructo will not continue with respect to Satmex 8 after it replaces Satmex 5 because the usufructo rights granted to Loral Skynet cover specific Satmex 5 transponders.

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

Our Satmex 5 satellite was launched with a primary and a secondary XIPS, each designed to perform station-keeping activities that maintain the satellite’s position in orbit during its design life. Satmex 5 is also equipped with a redundant, independent chemical propulsion system that provides station-keeping operations to maintain its position in orbit. The Primary XIPS system was used beginning in May 2005 due to the failure of the secondary XIPS. Due to thermal restrictions some biprop inclination maneuvers were executed to supplement the inclination correction. On January 27, 2010, the primary XIPS on Satmex 5 experienced an unexpected shutdown. In coordination with the manufacturer, a set of tests were applied to primary XIPS system and based on the test results, we concluded that the primary XIPS system was no longer available. On March 24, 2010, a process of Xenon gas expulsion was initiated to reduce the satellite weight. Satmex 5 is now using the independent chemical propulsion system.

In order to provide continuity of services following the end of the useful life of Satmex 5, we have entered into a satellite construction agreement with Loral, effective April 1, 2010, for the construction of the Satmex 8 satellite that will replace Satmex 5 before the end of its useful life. In addition, we have entered into a launch services agreement with International Launch Service (“ILS”) for the launch of Satmex 8. In April 2010, we entered into definitive construction agreement with Loral for the design, construction and delivery of the satellite. It will be based on Loral’s well-established LS-1300 platform, which has been periodically upgraded since its original introduction in the mid-1980’s. The agreement provides for a 27-month construction schedule, including the months of contingency margin. As of the date of this annual report on Form 20-F, one week of contingency margin remains in the Satmex 8 program. We anticipate that Satmex 8 will be fully operational and that substantially all of Satmex 5’s customers will have been transferred to Satmex 8 in the third quarter of 2012.

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

In March 2008, Solidaridad 2 was placed in inclined orbit. It primarily provides L-band service to the Mexican government for national security and social services. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite. The Mexican government, however, has contracted a consultant to evaluate the feasibility of extending the Solidaridad 2 life for providing L-band services. Satmex is in negotiation with the Mexican government regarding our analysis of their request.

As part of our strategy to provide our customers with additional capacity and improved capabilities and services, we currently anticipate constructing a new satellite, Satmex 7, to occupy Solidaridad 2 orbital location. See “Item 4. Information on the Company – Business – Future Satellites (Satmex 7 and F4).” After Satmex 8 is launched, we currently anticipate transferring Satmex 5 to the orbital slot currently occupied by Solidaridad 2 until the end of Satmex 5’s remaining useful life in order to avoid suspension of the use of such orbital slot under ITU Radio Regulations.

Satellite Under Construction (Satmex 8)

On April 1, 2010, we initiated a program for the design and construction of a new satellite, to be named Satmex 8, by executing the Satmex 8 ATP with Loral. In connection with the Satmex 8 ATP, we paid Loral $1.0 million that is non-refundable and credited towards the cost of the design and construction of Satmex 8. Satmex 8 is a 64 C- and Ku-band transponder satellite which will replace Satmex 5. The Satmex 8 program will cost approximately $317.7 million, including construction, launch and insurance (which does not include capitalized interest). As of December 31, 2011, we had spent approximately $253.1 million in connection with the Satmex 8 program which includes $11.7 million of capitalized interest.

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

On May 7, 2010, we entered into the Satmex 8 Satellite Agreement with Loral retroactive to the Satmex 8 ATP execution date (i.e., April 1, 2010) for the design, construction and delivery of Satmex 8 to the launch site by July 1, 2012. As of the date of this annual report on Form 20-F, one week of contingency margin remains in the Satmex 8 program.

We intend to use a portion of the net proceeds of the Recapitalization Transactions and cash flow from our operations to fund the remaining costs of Satmex 8.

On December 23, 2010, we entered into a launch services agreement with ILS for the launch of Satmex 8, which requires that we pay in full for these services prior to launch date. Both parties have the right to adjust the launch date subject to certain payments. We anticipate that Satmex 8 will be fully operational and that substantially all of Satmex 5’s customers will have been transferred to Satmex 8 in the third quarter of 2012.

Future Satellites (Satmex 7 and F4)

As part of our strategy to further expand our capacity to capitalize on growing demand we initiated a program for the design and construction of a new satellite, to be named Satmex 7. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services. On March 13, 2012, we entered into the Satmex Procurement Agreement with Boeing for the design, construction and delivery of Satmex 7, which will be based on Boeing’s 702 SP platform. The agreement provides for a 34-month construction schedule for Satmex 7. The Satmex Procurement Agreement also provides for an option to purchase an additional satellite based on Boeing’s 702 SP platform, and which will be named F4. On February 3, 2012, we entered into the Launch Services Agreement with SpaceX to launch Satmex 7. The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015.

The Satmex 7 and F4 Programs

Satmex 7 is a new generation Boeing 702 SP satellite that will replace our existing Solidaridad 2 satellite and occupy the 114.9° W.L. orbital slot. Satmex 7 presents attractive opportunities for C-band and Ku-band applications including data applications, enterprise data, cellular backhaul and commercial mobility. On March 13, 2012, we entered into a commercial satellite delivery contract with Boeing, for the design, construction and delivery of Satmex 7, and the right to purchase an additional Boeing 702 SP satellite, to be named F4. On February 3, 2012, we entered into the Launch Services Agreement with SpaceX for the launch of a dual-satellite payload. The Satmex 7 construction program provides for a 34-month construction schedule, with a scheduled launch period between December 2014 and February 2015, and with operations expected to commence in September 2015. The design, construction, launch and insurance costs of Satmex 7 are expected to be approximately $165.0 million. We expect to finance Satmex 7 through a combination of the proceeds received from the Additional Notes offering and cash flow from operations.

New Satellite Program Agreements

Satmex entered into the Launch Services Agreement for the launch of a dual-satellite payload consisting of Satmex 7 and another similar-model satellite to be owned by another satellite operator, Asia Broadcast Satellite Holdings Ltd (“ABS”). The Launch Services Agreement is one among other agreements described below involving the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing under a joint procurement program with Satmex and ABS (the “Program”). On March 13, 2012, Satmex and ABS entered into a master procurement agreement with Boeing (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS of the Program.

In connection with the Program, in addition to entering into the Satmex Procurement Agreement with Boeing, Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”), each as described below. The Master Procurement Agreement, the Launch Services Agreement, the Satmex Procurement Agreement and the Bilateral Agreement are collectively referred to as the “New Satellite Program Agreements.”

Master Procurement Agreement

Under the Master Procurement Agreement, Satmex committed to purchase one of the initial four satellites, designated Satmex 7, and agreed to enter into the Satmex Procurement Agreement pursuant to which Boeing will develop and manufacture Satmex 7. ABS committed to purchase two of the initial four satellites and agreed to enter into a separate satellite procurement agreement with Boeing for the development and manufacture of those satellites. The allocation of the fourth initial satellite (“F4”) as between Satmex and ABS is subject to determination at a later date, but the total costs of F4 are expected to be similar to those of Satmex 7. Satmex and ABS have each agreed to be responsible for 50% of the initial payment for F4. If Satmex and ABS elect to terminate their obligation to purchase F4 prior to July 13, 2013, Boeing will be entitled to retain the initial payment and Satmex will have no further liability to Boeing for F4. Satmex and ABS are severally and not jointly liable to Boeing for the purchase of their respective satellite or satellites under their respective satellite procurement agreements. However, if Satmex or ABS defaults on its purchase obligation and, as a result, Boeing terminates the defaulting party’s satellite procurement agreement, Boeing is entitled to increase the price of the non-defaulting party’s satellite to preserve its expected economic benefit of the joint procurement of the satellites pursuant to the Program. If Boeing terminates the satellite procurement agreement with ABS as a result of a default by ABS, the purchase price of Satmex 7 will increase. Satmex will have a corresponding damage claim against ABS for the cost of the resulting increase.

Under the Master Procurement Agreement, Boeing also granted to Satmex and ABS the right to purchase up to four additional satellites. The rights expire between April 13, 2014 and October 13, 2015, if not previously exercised and will expire if the obligation to purchase F4 is terminated by Satmex and ABS. If such rights are exercised, the party exercising the right may either enter into an additional contract or an amendment to its existing satellite procurement agreement, on terms and conditions identical in all material respects to the terms and conditions of its satellite procurement agreement. Delivery of an additional satellite subject to this right shall occur no later than 24 months after the configuration authorization to proceed, which sets forth the final payload configuration for such satellite.

Satmex Procurement Agreement

Under the Satmex Procurement Agreement, Boeing will manufacture and deliver Satmex 7 and provide satellite simulator software, satellite control software and training. Boeing is to deliver Satmex 7 34 months following the execution of this agreement. Satmex has the right to terminate the agreement at any time for any reason for its convenience, subject to making a required termination payment and paying to ABS the amount of any increased costs incurred by ABS that are attributable to a non-dual launch of satellites. If Satmex purchases F4, or elects to purchase any of the optional satellites thereafter, the cost of each satellite is expected to be substantially the same as Satmex 7.

Launch Services Agreement

Under the Launch Services Agreement, Satmex has contracted with SpaceX for launch services for Satmex 7 on a Falcon 9 launch vehicle. The launch is for a dual-satellite payload, which will include Satmex 7 and is expected to include one of the ABS satellites under the Program. Satmex 7 has a launch window between December 2014 and February 2015. However, Satmex or SpaceX have the right to request the postponement or advancement of the launch for a limited period of time, without any penalty. Satmex also has the right to terminate the Launch Services Agreement for any reason for its convenience with notice to SpaceX and the payment of an agreed termination fee (which fee escalates over time).

If Satmex terminates the Launch Services Agreement without the consent of ABS, Satmex would additionally be responsible to ABS for any increased costs incurred by ABS that are attributable to a non-dual launch of satellites or the termination of the Launch Services Agreement. Satmex has agreed with ABS that it will not terminate the Launch Services Agreement without the consent of ABS.

Bilateral Agreement

Under the Bilateral Agreement by Satmex and ABS, the parties agreed to share launch services, allocate common Program costs and cross-indemnify each other for any actions or changes to the Program made by Satmex or ABS that adversely affect the costs, timing, delivery or launch of the other party’s satellite or satellites.

Satmex has agreed to include one of the ABS satellites in the Program on a dual-satellite payload SpaceX launch under the Launch Services Agreement. In consideration thereof, ABS will pay Satmex 50% of the total price for launch services under the Launch Services Agreement. Considering that ABS will include F4 in its launch services agreement, Satmex has agreed with ABS that it will pay ABS for 25% of the total price for launch services under the ABS-SpaceX launch agreement. The aforementioned will be the maximum liability for Satmex in the event F4 is terminated as provided above. On the other hand, Satmex shall reimburse ABS for the other 25% for an aggregate of 50% of the total price of the launch services under the ABS-SpaceX launch agreement if F4 is elected by Satmex. The terms and conditions for the launch services under the ABS-SpaceX launch agreement are substantially similar to the terms and price of the launch services under the Launch Services Agreement.

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

We provide satellite capacity to carriers that use the capacity as part of their communications network on a domestic and international basis. Our services include the provision of satellite capacity to carriers that provide public and private networks for data, voice and corporate video communications. Network users utilize satellites rather than ground-based transmission media because satellite systems provide cost savings for large, geographically-dispersed networks, greater independence from telephone companies, predictability of costs over a long period, flexibility in changing or adding remote locations to a network, integrated network management and control of all remote locations, increased network availability and lower transmission error rates.

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

Integrators

We offer transponder capacity to integrators that offer end-to-end satellite services for two types of communications networks: (a) international digital service networks; and (b) Very Small Aperture Terminal (VSAT) networks. International digital service networks are used by customers that have bi-directional high speed and relatively steady flows of information to and/or from all of the points in the network. International digital service networks, however, require dedicated, permanent and robust communications links to each site due to their large transmission requirements. VSAT networks, on the other hand, use very small antennas that often are placed on rooftops and which are utilized by customers that need to send short bursts of data over the network for relatively short intervals of time. VSAT networks use sophisticated signal protocols, such as Time Division Multiple Access technology, to maximize the use of available spectrum capacity.

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

Enlaces (Broadcasting Satellite Services)

Enlaces was formed in 1998 as a joint venture between Principia, S.A. de C.V. (“Principia”) and Loral to leverage our infrastructure and offer integrated communication solutions to clients. The Mexican government granted Enlaces the Network Concession in January 2000. In 2000, Enlaces’ shareholders also invested $2.8 million and built a teleport in Mexico City. Subsequently, in November 2000, Enlaces obtained the Value-Added Services Certificate to utilize the public networks of Telmex, Enlaces, Avantel Infraestructura, S.A., Maxcom Telecomunicaciones, S.A. de C.V. and AT&T to provide Internet access services (including hybrid satellite/terrestrial services and direct satellite two-way services), e-mail and multimedia services (including content delivery, commercial kiosks and television private channels) using Web, IP Multicast and Data Video Broadcasting (“DVB”) technologies, excluding in all cases real-time delivery. The Value-Added Services Certificate was extended for an indefinite term in 2005 and again in 2009.

In June 2001, Enlaces began commercial operations using HNS’ technology as its network platform, offering satellite broadband services through a Time Division Multiplexing/Time Division Multiplexing Access (“TDM/TDMA”) platform and VSAT. Enlaces’ Network Concession and Value-Added Services Certificate allow it to offer a series of value-added applications ranging from broadband Internet services to video, data and private network services, all with high-quality service levels and permanent point-to-multipoint primary and redundant connectivity. Enlaces currently has contracts covering more than 20,000 client nodes and, according to our estimates, is a major satellite broadband service provider using VSAT technology in Mexico. We believe that Enlaces constitutes an established and profitable platform for growth in the Latin American enterprise and government segments.

On November 30, 2006, as part of our comprehensive restructuring process, we capitalized $7.4 million owed to us by Enlaces and acquired 75% of all of its issued and outstanding capital stock. The remaining 25% of Enlaces’ outstanding capital stock is owned by an unaffiliated third party. Enlaces’ revenue was derived from mainly two customers (Globalstar de México, S. de R.L. de C.V. (“Globalstar”) and Grupo Wal-Mart) that amounted to approximately 47% of its revenues for the year ended December 31, 2010. In the year ended December 31, 2011, Enlaces’ revenue was derived from mainly three customers (Grupo Wal-Mart, Grupo Ted y Mainbit and Grupo Oxxo) that amounted to approximately 50% of its revenue.

In December 2007, the U.S. Federal Communications Commission, or the FCC, granted Enlaces a “blanket” license to operate up to 1,000 VSATs and authorized those VSATs to communicate with Satmex 6. Enlaces is currently using this license to provide VSAT services to Mexican companies with operations in the U.S.

During 2009, Enlaces obtained trademark and slogan registration from the Instituto Mexicano de la Propiedad Industrial (Mexican Institute of Industrial Property) for a term of 10 years beginning February 2009 and July 2009, respectively.

In August 2009, Enlaces relocated its corporate office to Rodolfo Gaona No 81, Piso 2, Colonia Lomas de Sotelo, Federal District of Mexico, C.P. 11200.

Alterna’TV (Programming Distribution Services)

Alterna’TV International Corporation (“Alterna’TV International”), a Delaware corporation, is a wholly owned subsidiary of ours formed in the State of Delaware on May 21, 2009.

Since January 1, 2010, Alterna’TV International has been carrying out the operations of Alterna’TV, our programming distribution services business unit with exclusive distribution rights of selected Spanish-language programming to diversify our revenue sources. Alterna’TV brings together Latin American programmers that have not previously accessed U.S. distribution channels for their programming. Alterna’TV distributes this programming to broadcast and pay-television operators, such as DirecTV and Comcast Cable Communications (“Comcast”), CSC Holdings, Inc. and Time Warner Cable, Inc., which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences. Alterna’TV’s largest customers are DirecTV and Comcast, which represented 64% and 59% for the years ended December 31, 2010 and 2011, respectively.

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

Through Alterna’TV, we provide programmers from across Latin America with a fully-integrated solution to distribute their programming in the U.S. allowing them to take advantage of the growing opportunities in the U.S. Hispanic market with both cable and satellite operators. Alterna’TV’s choice of channels is geared to satisfy the preference for regionally-developed, Spanish-language programming among Hispanic audiences living in the U.S. Broadcast, cable and satellite TV operators can easily incorporate this regional programming into their current programming offering.

Alterna’TV has diversified its revenue sources by selling advertising space on our partners’ channels. In addition, Alterna’TV is trying to expand its services to Latin America.

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

Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation have a framework within which they may serve their domestic markets and at the same time provide competitive services to the markets of the U.S. and Latin America without interference (assuming they obtain all required regulatory approvals and coordinate with, or otherwise avoid harmful interference from, operators from other nations). In August 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the Canadian government and its operator Telesat to include the radio frequency characteristics of Satmex 6. As a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. In February 2005, the U.S., acting through the FCC, approved the trilateral (MEX-CAN-USA) agreement modification, which is subject to notification by the ITU, in order to effect the exchange of orbital positions. As part of these coordination discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of the U.S. and Latin America. This new coordination agreement has been implemented in accordance with the rules of the ITU.

We have coordination agreements with SES Americom, Inc., EchoStar, Telesat Canada, PanAmSat Corporation, Loral Skynet, SES Satellites (Gibraltar), Ltd. and Intelsat for the operation of our orbital positions.

Landing Rights

We are typically required to obtain landing rights to provide satellite services in countries in which we operate. We have secured landing rights to provide satellite services to more than 45 nations and territories in the western hemisphere.

In order to operate in the U.S., we must be authorized by the FCC to access the U.S. market. Currently, we hold such authority with respect to Solidaridad 2, Satmex 5 and Satmex 6, which are listed on the “Permitted Space Station List” of the FCC. Any U.S.-licensed earth station with an “ALSAT” designation is permitted to access any space stations on the Permitted Space Station List – including our satellites – in specified frequencies that we use to provide FSS and DTH in the C- and Ku-bands.

In December 2004, Industry Canada added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide FSS in Canada. Subsequently, in May 2010, Satmex 6 was added. In 2005, the Canadian Radio-Television and Telecommunications Commission, or CRTC, granted us a license to provide basic international telecommunications services in Canada. In November 2010, pursuant to changes in the Canadian telecommunications law, we initiated the application to amend the Basic International Telecommunications Services, or BITS, license with Industry Canada. Upon approval of such amendment of the BITS license by Industry Canada, we would be able to provide telecommunication services throughout Canada in addition to our satellite capacity.

In order to obtain landing rights in Brazil, we were required to establish a subsidiary in Brazil. Consequently, on July 2002, we created a subsidiary, Satmex do Brasil Ltda., and we currently have landing rights to deliver services with Satmex 5 and Satmex 6 in Brazil.

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

We own the equipment within the Primary and Alternate Control Centers and the Mexican government owns the land and buildings that house each center. The Property Concession granted to us by the Mexican government allows us to use these land and buildings. The term of the Property Concession, which was granted on October 15, 1997, is the longer of 40 years and the term of the Orbital Concessions. The Property Concession may be renewed. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually, consistent with changes in the Índice Nacional de Precios al Consumidor (Mexican Consumer Price Index). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The most recent appraisal was performed on September 28, 2007. The appraisal is performed by the Secretaría de la Función Pública (Ministry of Internal Control). The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For 2008, 2009, 2010 and 2011, our rental expense under our Property Concession was $504,229, $433,806, $480,434 and $507,466, respectively.

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

Properties

We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which our two satellite control centers are located together with certain other related properties. See “Item 4. Information on the Company – Business – Satellite Control Centers and Property Concession” above.

We lease office space under a non-cancelable operating lease that will expire in December 2013. This office is located at Avenida Paseo de la Reforma 222, Pisos 20 and 21, Colonia Juárez, Mexico City, Federal District of Mexico, Mexico and consists of approximately 15,800 square feet. We also lease office space to carry out the operations of Alterna’TV in the U.S. under a lease that will expire in May 2016.

Insurance

The Indenture governing the Notes will require that we and our restricted subsidiaries maintain in-orbit insurance and launch insurance, as applicable. Our in-orbit insurance coverage for Satmex 5 is based upon the asset value of such satellite (which insurance shall be reduced from $20.2 million in January 2012 to $5.4 million in December 2012) and subject to adjustment for partial loss claims, and provides coverage for a total loss of Satmex 5 or the constructive total loss of 75% or more of the satellite’s capacity. Consistent with market practice, our policy for Satmex 5 (a) takes into account the remaining useful life of the satellite to determine the maximum amount payable to us in connection with a partial loss claim, (b) excludes coverage for loss caused by or resulting from the Channel 1C anomaly detected in October 2004 and (c) excludes coverage for the XIPS and any related systems. Accordingly, the XIPS failure of Satmex 5, experienced on January 27, 2010, was not insured. Satmex 5’s insurance policy expires on December 5, 2012 and is based on prevailing market terms and conditions.

The in-orbit insurance for Satmex 6 is $288.0 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. It is based on prevailing market terms and conditions and also expires on December 5, 2012.

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

We obtained in-orbit insurance for Satmex 8 for $325.0 million. We may, 24 months after Satmex 8 is operational, reduce the amount of insurance to the depreciated book value of Satmex 8.

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

Our top 10 customers represented approximately 54.4%, 49.9% and 49.0% of our total revenues for the years ended December, 2009, 2010 and 2011, respectively. Our largest customer is HNS representing 19.5%, 16.9% and 14.2% of our total revenue for the years ended December 31, 2009, 2010 and 2011, respectively. In order to connect end user satellite dishes to a satellite, DTH operators are required to point each of their satellite dishes at a particular satellite. We believe HNS has tens of thousands of customers that point their satellite dishes at our satellites. If HNS were to switch satellite providers, re-pointing each of those satellites could be logistically difficult and costly. Other significant customers include Telmex Perú, S.A., Teléfonos de México, S.A.B. de C.V., Hunter Communications, Inc. and Newcom International, Inc.

Approximately 35% of our total revenue for the years ended December 31, 2009, 2010 and 2011, respectively, was generated from billings to customers in Mexico. For the years ended December 31, 2009, 2010 and 2011, approximately 40%, 38% and 36%, respectively, of our total revenue was generated from billings to customers in the U.S. The remainder of our total revenue was generated primarily from billings to customers in South America.

The following table shows the total revenue generated by our U.S., Mexican and other customers for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
U.S.	$50,742	$48,379	$45,886
Mexico	43,702	45,660	45,425
Other	30,595	34,723	37,109

Total	$125,039	$128,762	128,420

	(In thousands of U.S. dollars)

For Alterna’TV, two customers (DirecTV and Comcast) represented 75%, 64% and 59% of its revenue for the years ended December 31, 2009, 2010 and 2011, respectively. For Enlaces, two customers (Globalstar and Grupo Wal-Mart) represented 52% and 47% of its broadband services revenues for the years ended December 31, 2009 and 2010, respectively. In the year ended December 31, 2011, Enlaces’ revenue was derived from mainly three customers (Grupo Wal-Mart, Grupo Ted y Mainbit and Grupo Oxxo) that amounted to approximately 50% of its revenue. Revenue from the Mexican government represented approximately 4%, 6% and 6% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Alterna’TV’s service has a direct sales force to sell our programming to pay-television distributors.

Enlaces has entered into sales agreements with most of the major terrestrial carriers in Mexico.

Pricing

We believe that our existing prices are competitive with those of other satellite operators and may vary depending on, among other things, the term of a contract and/or the capacity involved.

Under the Telecommunications Law, entities that are not deemed by Mexican law to be a dominant service provider are permitted to establish rates, terms and conditions for services in Mexico except that prior to rates becoming effective they must be filed with COFETEL. If an entity is deemed a dominant service provider, the

Mexican government may specify maximum prices, minimum service quality and certain informational requirements. We are not deemed to be a dominant service provider and believe our space segment prices throughout the region are comparable to those offered by other satellite operators across the region. In addition, we believe that our existing Alterna’TV prices are comparable to those of other niche channels that target the U.S. Hispanic market.

Enlaces’ pricing structure is determined on a project-by-project basis based on specific network designs, the number of sites (VSATs) that the network will utilize and the bandwidth allocated to provide the requested services. We believe that this provides Enlaces with the structure to offer specific solutions that fulfill each client’s requirements in a functional manner. As part of its strategy to start selling through authorized distributors, Enlaces has developed pricing rate cards for some standardized products.

Contracts

The terms of our customer contracts range from one year to the end of the useful life of the applicable satellite. In most cases, early termination of a contract has a related penalty payment associated with it.

All of our customers have service contracts denominated in U.S. dollars that require payment during each month for which satellite service is provided except that our Mexican government customers may pay the Mexican peso equivalent of the U.S. dollar service amount calculated on the basis of the spot exchange rate at the time of payment. Any late payment is generally subject to an interest charge. Nearly all of our customers are required to make monthly payments in advance. Our U.S. dollar pricing mitigates the effect of potential devaluation in our Latin American markets. Nonetheless, in addition to any foreign exchange controls in the region, a significant devaluation of the Mexican peso or other Latin American currencies could adversely affect our customers’ demand for our services or their ability to pay for them.

The term of our current Alterna’TV contracts with programmers range from five to 10 years. Most contracts have an automatic three year extension. The term of our current Alterna’TV contracts with pay-television distributors range from five to 10 years. These customers pay per-subscriber between 45 and 60 days after the end of the billing period.

The term of Enlaces’ contracts with customers range from 12 to 36 months. The period is related to the size of the networks and the amount of space segments assigned. Typically, larger customers enter into long-term contracts. Our contract renewal rate is above 90%. The contracts include one-time charges related to hardware purchases and monthly fees associated with services. The equipment is invoiced and paid in advance prior to delivery. The market is beginning to drive a change in this business model as customers are requesting the option to lease, rather than purchase, the equipment. Some of Enlaces’ competitors have already begun offering this option. The services are billed monthly and generally at a flat rate. Enlaces is considering offering its prospective customers the option of leasing, rather than buying, the needed equipment. During 2009, 2010 and 2011, Enlaces faced a reduction in profit margin due to contract renewals and pricing competition.

Competition and Markets

Competition

We face competition from satellite operators in the Americas. As of December 31, 2011, there were more than 65 satellites offering services similar to ours to the Americas. The U.S. commercial satellite market is currently dominated by two major competitors: Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES (through its SES World Skies division). Intelsat (including its wholly-owned subsidiary PanAmSat) has more than 50 satellites, of which more than 30 totally or partially serve the Americas market. SES, S.A. has a fleet of 40 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates three satellites, one of which is Mexsat-3 with 12 active extended C- and Ku-band transponders. Mexsat-3 will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat Canada, Grupo Hispasat, S.A., Hispamar Satélites S.A., and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Movil). We believe that an additional 273 36 MHz transponder equivalents in the C- and Ku-bands, including Mexsat-3, will be launched in the period between 2012 through 2015 in our market. In addition, these or other operators could make use of newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc., HNS and Hispasat already have announced plans to launch service using such frequencies.

We also face competition from land-based telecommunications services providers who can generally provide fiber optic services at a lower cost for point-to-point applications.

Enlaces and our Alterna’TV business division also operate in highly competitive environments. Alterna’TV faces competition from large media companies, such as News Corporation, Discovery Communications, Viacom, NBC Universal and Univisión, and from niche channels, such as Sur Corporation, that target very specific Hispanic communities in the U.S. The main competition is for available space within the pay-television distributors’ Spanish-language tiers.

In the corporate market segment, Enlaces faces competition from terrestrial network services providers such as Teléfonos de México, S.A.B. de C.V., Axtel, S.A.B. de C.V. and AT&T and specifically in the satellite market, from companies such as British Telecom (formerly Comsat), Pegaso and Globalsat, which offer similar services but focus primarily on SOHO markets. Telmex and British Telecom both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access and recently, GPRS, 3G and WIMAX products. However, VSAT network technology provides several advantages over terrestrial connectivity due to its independence from terrestrial networks. We believe that the corporate segment has strong growth potential and that Enlaces is strategically positioned to capitalize on such potential and further increase its current market share. Enlaces maintains its role as a major market participant by offering fully functional solutions, competitive prices, broader coverage and value-added services (i.e., video multicast and content delivery, among others).

Although we face competition from various satellite operators, we believe clients prefer to diversify their risk by contracting with more than one satellite operator. We believe our hemispheric coverage and high-powered satellites allow us to compete with other satellite operators in the segments and regions in which we operate.

Employees

We have two indirectly wholly-owned subsidiaries that we use to employ the persons providing services to Satmex. Our subsidiary SMVS Administración employs our management and administrative personnel while our subsidiary SMVS Servicios Técnicos (collectively, the “Employee Subsidiaries”) employs our technical personnel whom are members of the Sindicato de Trabajadores de la Industria de la Radiofusión, Televisión, Similares y Conexos de la República Mexicana (the “Television and Radio Labor Union”). As of December 31, 2011, the Employee Subsidiaries directly employed 163 employees. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.

In addition, we formed an indirectly wholly-owned subsidiary, HPS Corporativo, S. de R.L. de C.V. (“HPS Corporativo”), in December 2007 to provide human resources support to Enlaces by employing its personnel in all functions. The persons working at Enlaces are now employed through this subsidiary. HPS Corporativo had 44 employees as of December 31, 2011.

We have two collective bargaining agreements with the Television and Radio Labor Union. Each collective bargaining agreement has an indefinite term. Under Mexican law, however, the collective bargaining agreements may be reviewed yearly by the parties for adjustments to salaries and once every two years for adjustments to other provisions of the agreement. These collective bargaining agreements currently provide for, among other things, union exclusivity; a maximum workweek of 40 hours; company medical and union life insurance; statutory retirement-related severance payments of 14 days’ pay for each year worked (in addition to general statutory severance benefits guaranteed by Mexican Labor Law); a statutory Christmas bonus equal to 30 days of pay; employer-funded social security contributions and a Sunday pay rate premium of 35%. The collective bargaining agreements also provide for benefits in addition to those statutory minimum benefits provided for under Mexican Labor Law, such as vacation premiums, transportation bonuses, education subsidies and medical expenses. However, we believe that all benefits are within industry standards.

Regulation

Regulatory Framework within Mexico

Providers of satellite services to or within Mexico and the use of orbital slots licensed by the Mexican government are subject to the requirements of the Telecommunications Law. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the SCT, pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Foreign investors are permitted by law to hold up to 49% of the full-voting stock of such a corporation; provided, however, that upon approval of the Ministry of Economy, these corporations may issue “neutral investment” shares, with limited voting rights, that may be held by foreign investors in excess of the 49% limitation. The “neutral investment” shares are not considered when determining the level of foreign investment participation in a corporation.

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

The Orbital and Property Concessions

The Mexican government has awarded us the following concessions:

•	the Orbital Concessions providing the right to occupy each of three orbital slots (one concession per orbital slot) and the use of the associated C- and Ku-radio-frequency bands;

•	the Property Concession providing the right to use the buildings and areas where the control centers are located; and

•

the Network Concession granted to Enlaces to install and operate a public telecommunications network and stream data, voice, video and audio to authorized public telecommunications networks, certain private networks and value-added services providers in Mexico.

The Orbital Concessions currently include the right to use the 113.0°W.L., 114.9°W.L. and 116.8°W.L. orbital slots and associated C- and Ku-radio-frequency bands. At the time of our privatization, we were granted a concession to use the 109.2°W.L. orbital slot and as a result of the negotiations between the Mexican and Canadian governments in 2003 we exchanged our right to the 109.2° W.L. orbital slot for the 114.9°W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if upon a specific procedure and upon a non-appealable final resolution COFECO determines that we have substantial power in the relevant market, COFETEL may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross-subsidies and engaging in discriminatory practices.

As part of the three Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C-band and 206.77 MHz in Ku-band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved to the Mexican government will be defined by the SCT according to applicable law and regulations. Additionally, we are required to operate the L-band sub-system owned by the Mexican government (through Telecomunicaciones de México, or Telecomm) until the end of life of Solidaridad 2. The L-band sub-system may not be transferred or used for other purposes. Neither Satmex 5 nor Satmex 6 has any L-band transponders. According to SCT instructions, neither Satmex 7 or Satmex 8 will have any L-band transponders.

Solidaridad 2 has been operating in inclined orbit since March 1, 2008 in order to extend its useful life. As of the date of this annual report on Form 20-F, the Mexican government has not procured an L-band replacement satellite and has confirmed that no L-band payload in Satmex 7 would be required. In addition, the SCT did not require the L-band payload to be included in the concession extension granted until 2037.

Under the Orbital Concessions, we are required to, among other things:

•	carry out research and development in Mexico;

•	maintain satellite control centers within Mexico and preferentially staff them with Mexican nationals; and

•	maintain satellite services continuously and efficiently.

As security for the performance of our obligations under each Orbital Concession, we were required to post and must maintain a surety bond payable to the Federal Treasury of Mexico with respect to each Orbital Concession. The amount of this surety bond is adjusted each year to reflect inflation in Mexico.

In May 2011, the Mexican government extended the Orbital Concessions, effective as of the termination of the initial term of the existing Orbital Concessions, for a 20-year term until 2037 without payment to the Government and maintaining Satmex’s same conditions for continuing exclusive use of existing C- and Ku-bands by Satmex, but eliminating the right to request the future use of planned or extended C- and Ku-bands. We have initiated a process with the SCT either to recover such right to request or to replace it with the right to use a Ka-band in certain conditions. We cannot assure you that such request will be resolved favorably to us. As of the date of this annual report on Form 20-F, we do not use extended C- or Ku-bands.

Except in limited circumstances, we must notify the SCT prior to issuing and selling any shares that represent 10% or more of our outstanding common stock and must identify the potential purchaser. Within 30 days of receipt of such notification, the SCT may object to the issuance or sale.

Under the Telecommunications Law, an Orbital Concession will terminate if:

•	the term of any such Orbital Concession expires;

•	we resign our rights under any such Orbital Concession;

•	the SCT revokes any such Orbital Concession;

•	the Mexican government, through the SCT, terminates any such Orbital Concession through a proceeding called “Rescate;” or

•	we become subject to liquidation or bankruptcy (quiebra).

The SCT may revoke any of the Orbital Concessions upon the occurrence of certain events, including:

•	unjustified or unauthorized interruption of our operations or the services that may be provided under such Orbital Concession, whether in whole or in part;

•	taking any action or refraining from taking any action that affects the rights of other licensees or concessionaires;

•	our failure to satisfy the terms or conditions set forth in the Orbital Concessions (including the failure to deliver the free satellite capacity reserved to the Mexican government);

•	our unjustified failure to interconnect other concessionaires or licensees that have the right to provide telecommunications services;

•	a change of our jurisdiction of incorporation to a jurisdiction outside of Mexico;

•	our assignment, transfer or encumbrance of rights granted under the Orbital Concessions in contravention of the terms of applicable Mexican law;

•	our failure to exercise the rights conferred in the Orbital Concessions, within the following 180 days as of the date they were granted; or

•	our failure to pay the Mexican Federal Government the consideration established in the Orbital Concessions.

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

Pursuant to the terms of the Orbital Concessions, upon the termination of such concessions, the orbital slots revert to the Mexican government. In addition, pursuant to the Telecommunications Law, the Mexican government has a preemptive right to purchase the facilities, equipment and other assets directly used by us to provide services under the Orbital Concessions. Alternatively, upon termination of the Orbital Concessions, the Mexican government may lease such assets for up to five years at a rate to be determined by expert appraisers appointed by the SCT and us, or by a third appraiser jointly appointed by these appraisers in the event of a discrepancy between their appraisals.

The SCT may also effect a Requisa of the Orbital Concessions in the event of (a) a natural disaster, (b) a war, (c) the substantial breach of the public peace and order or (d) the imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government must pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us in an amount equal to our damages and losses reflecting their real value. In the event of a dispute regarding such damages and losses, the amount of losses would be determined by appraisers mutually appointed by us and the SCT and the amount of damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.

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

The value of the property was originally determined in the Property Concession and it has subsequently appreciated in increments consistent with changes in the Índice Nacional de Precios al Consumidor (the Mexican Consumer Price Index). Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The latest appraisal was performed in December 2007 by the Instituto de Administración y Avalúos de Bienes Nacionales (the Mexican Institute of Administration and National Property Appraisal) (“INDAABIN”). The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any work performed on the property after such delivery. For the years ended December 31, 2009, 2010 and 2011, our rental expense under our Property Concession was $433,806, $480,434 and $507,466, respectively.

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

We filed a new authorization request for Enlaces’ teleport to be housed at our Primary Control Center on May 17, 2010.

The Property Concession will terminate if:

•	the Property Concession term expires;

•	we resign our rights to any of the Orbital Concessions or the Property Concession;

•	its purpose or the object of the Property Concession disappears;

•	the Property Concession is nullified or revoked;

•	the Mexican government decrees a Rescate on the Property Concession for reasons of public interest;

•	the Orbital Concessions are terminated;

•	the property and the buildings on it are inadequately maintained or are used for a different purpose than the purpose for which the Property Concession was granted; or

•	terminated pursuant to terms and conditions generally applicable to property concessions of this type under applicable Mexican law.

The Mexican government may revoke the Property Concession for various reasons, including, without limitation, the following:

•	failure to use the Property Concession for the purpose for which it was granted;

•	failure to comply with the terms of the Property Concession;

•	to carry out any construction, without the previous approval of the Mexican Federal Telecommunications Commission, that could affect, directly or indirectly, the provision of satellite services; or

•	pursuant to terms and conditions generally applicable to property concessions of this type under applicable Mexican law.

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

Enlaces’ telecommunications network is composed of a central node, which must be installed and maintained at all times within Mexico, and an indefinite number of VSATs operating as remote stations. While the Network Concession requires that the central node include two terrestrial main stations, Enlaces has requested COFETEL to waive the requirement for the installation of a second terrestrial main station (in the C-band). This request remains pending before COFETEL. However, no major implications have been identified if it is denied.

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

U.S. Regulation and ITU Requirements

FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses

As of December 31, 2011, all of our satellites have been included on the U.S. Permitted Space Station List.

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

In December 2007, the FCC granted Enlaces a “blanket” license to operate up to 1,000 VSATs and authorized those VSATs to communicate within Satmex 6. Enlaces is currently using this license to provide VSAT services to Mexican companies with operations in the U.S.

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

The ITU’s Radio Regulations also govern the process used by satellite operators to coordinate their operations with those of other satellites, so as to avoid harmful interference. Under current international practice, satellite systems are entitled to protection from harmful radio frequency interference from later-filed satellite systems and other transmitters if the operator’s authorizing state government registers the orbital location, frequency and use of the satellite system in the ITU’s Master International Frequency Register, or MIFR, in accordance with the ITU’s rules. Each member state is required to give notice of, coordinate and register its proposed use of radiofrequency assignments and associated orbital locations with the ITU-BR.

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

Status of Our Satellites

On October 31, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR. Satmex 5 was added to the MIFR on August 23, 2005, Satmex 6 on November 30, 2010, and Satmex 7 and Satmex 8 are expected to be completed in 2012.

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

Brazilian Agreement

At present, no treaties exist between Mexico and Brazil related to ensuring open skies concerning satellite systems in both countries. In order for us to obtain landing rights in Brazil, we are required to establish a subsidiary in Brazil. Consequently, on June 17, 2002, we created a subsidiary named Satmex do Brasil Ltda. Satmex do Brasil was created in order to obtain landing rights in Brazil and commercialize the capacity of our satellites in Brazil.

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

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

The information in this section should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 and the related information included elsewhere in this annual report on Form 20-F. Our financial statements are published in U.S. dollars and prepared in conformity with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.” We maintain our accounting books and records in both Mexican pesos and U.S. dollars. Our functional currency is the U.S. dollar. Monetary assets and liabilities denominated in Mexican pesos are translated into U.S. dollars using current exchange rates. The exchange gain or loss is reflected in results of operations as a component of net income. Non- monetary assets and liabilities originally denominated in Mexican pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Common stock is translated at historical exchange rates in effect at the date of contribution or on the date of change to common stock. Certain amounts presented herein may not sum due to rounding.

Overview

Satmex is a significant provider of FSS in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites during a period of over 26 years. Our current fleet is comprised of three satellites in highly attractive, adjacent orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog.

We hold orbital concessions to operate satellites on certain frequencies in the C- and Ku-band spectrum at three adjacent orbital slots. These orbital slots are located at 113.0° W, 114.9° W and 116.8°W. On March 1, 2008, Solidaridad 2 was placed in, and continues to be in, inclined orbit at 114.9° W.L. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services. On March 13, 2012, we entered into the Satmex Procurement Agreement with Boeing, for the design, construction and delivery of the satellite, to be named Satmex 7 which will be based on Boeing’s 702 SP platform. The agreement provides for a 34-month construction schedule for Satmex 7. The Satmex Procurement Agreement also provides for an option to purchase an additional satellite based on Boeing’s 702 SP platform, and which will be named F4. On February 3, 2012, we entered into the Launch Services Agreement with SpaceX to launch Satmex 7. The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015. For a more detailed discussion of the Satmex 7 program, including our current plans for the construction and launch of the satellite and related transactions related to Satmex 7, see “Item 4. Information on the Company – Business – The Satmex 7 and F4 Programs.” In April 2010, we entered into a definitive construction agreement with Loral for the design, construction and delivery of Satmex 8, which will replace Satmex 5. We also entered into a launch services agreement with ILS in December 2010, which provides for a launch window scheduled during the third quarter of 2012.

We identify our reportable segments as follows, based on the information used by our chief operating decision maker with respect to resource allocation and evaluation of performance: satellite services; broadband satellite services; and programming distribution services. Satmex’s satellites are in geosynchronous orbit and consequently are not attributable to any geographic location. Substantially all of Satmex’s assets are located in Mexico and the U.S.

Our revenue is generated from our three reportable segments, of which satellite services is the most important, generating 80.6% of our consolidated revenues in 2011. Our FSS revenues are earned by providing data and voice-over IP network services using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order under a master agreement, which agreement specifies, among other things, the transponder capacity to be provided by us, the terms of the service and whether the service will be pre-emptible. Revenues are recognized as capacity is provided under our service agreements. These service agreements are accounted for either as operating or sales-type leases. Revenues under operating leases are recognized on a straight-line basis over the term of the lease.

We also generate revenues from end-of-life leases for transponders. These revenues are usually collected in advance and are accounted for as sales-type leases with revenues and expenses recognized when the risks and rewards of the transponders are transferred to the customer in accordance with the applicable agreements. We generate revenues from the sale and installation of equipment. Revenues from sales of antennas and installation services are generally recognized in the period in which risk and reward are transferred to the customer, which generally coincides with the completion of installation and the customer accepting the equipment. Enlaces, our 75%-owned subsidiary, generates revenues through the offering of Broadband satellite services (public and private network signal services). These revenues are recognized as services are rendered. Revenue from purchasers of Alterna’TV programming distribution services is recognized based on an estimated number of subscribers by applying a contractual rate reconciled to actual numbers. See “Item 5. Operating and Financial Review and Prospects – Revenue Recognition – ‘Alterna’TV’.”

Our expenses are related to the costs associated with providing these services. The most significant costs relate to the provision of satellite services, which include the costs related to the operation and control of our satellites, our control center facilities, our communications network and our engineering support personnel. Selling and administrative expenses are also a significant component of our cash and include salaries and benefits for employees and professional fees as well as travel costs, office rental expenses and provisions for uncollectible accounts. In general, most of our costs, such as labor are relatively stable and we believe that we can increase revenue with relatively smaller increases in such expenses. A third part of our costs relate to recapitalization transaction expenses incurred in connection with our efforts to modify our financial arrangements.

Our need to consummate the Recapitalization Transactions resulted from a combination of factors. First, the First Priority Old Notes matured in 2011 and the Second Priority Old Notes would have matured in 2013. The terms of these notes materially restricted our ability to borrow additional funds. Second, we expect to spend approximately $76.3 million through the remaining portion of 2012 to construct, launch and insure our Satmex 8 satellite, which is planned to replace our existing Satmex 5 satellite that is currently operating on its back-up bi-propellant propulsion system as a result of the failure of its primary XIPS in January 2010. We also require additional funds to construct, launch and insure our currently anticipated Satmex 7 satellite, which is intended to replace Solidaridad 2. Despite our improved operating performance during the past few years, these cash requirements significantly exceed our available cash and cash equivalents.

The sale of all of our shares of capital stock as part of the Recapitalization Transactions resulted in a change in control of Satmex, such that it is now substantially wholly-owned by Holdsat México and Investment Holdings BV (together the “investors”). Accordingly, Satmex has applied push-down accounting for the effects of its acquisition by the collaborative investors on May 26, 2011.

Discussion of Historical Results of Operations

During the period from January 1, 2011 to May 25, 2011, our satellite services revenues were $43,734, our broadband satellite services revenues were $5,190 and our programming distribution services revenues were $4,786.

The trend in satellite services during this period was downwards, given less net capacity contracted by existing customers and expired contracts. This trend continued during the period from May 26, 2011 to December 31, 2011, during which revenues from our satellite services were $59,714, and were additionally affected by the decrease in the amortization of the state reserve due to its change in fair value given the push-down of acquisition accounting as of May 26, 2011.

The trend in our broadband satellite services revenues during this period was also downwards due to expired contracts nonrenewable by customers. This trend continued during the period from May 26, 2011 to December 31, 2011, resulting in revenues from broadband satellite services revenues for the period of $7,433.

The trend in our programming and distribution services revenues was upwards given an increase in revenues from existing customers. This trend continued during the period from May 26, 2011 to December 31, 2011, during which revenues from programming distribution services were $7,563.

During the period from January 1, 2011 to May 25, 2011, costs related to our satellite services were $4,401, related to our broadband satellite services were $685 and related to our programming distribution services revenues were $2,625. Satellite services costs were trending downwards mainly due to a reduction in satellite insurance costs. Satellite services costs for the period from May 26, 2011 to December 31, 2011 were $6,191.

Costs for broadband satellite services were trending downwards due to the reduction in costs associated with antennas and maintenance of the teleport and antennas. Broadband satellite services costs for the period from May 26, 2011 to December 31, 2011 were $1,388.

Costs related to programming and distribution services revenues were trending upwards due to increases costs of transmission, programming and fiber optics costs. Programming and distribution services costs were $4,393 for the period from May 26, 2011 to December 31, 2011.

Depreciation and amortization for the period from January 1, 2011 to May 25, 2011 was $17,080 and reflected our depreciation and amortization rates based on the existing carrying values of our assets. Given our restructuring and the push-down of acquisition accounting on May 26, 2011, depreciation and amortization increased, based on the recognition of the step-up in fair value of our assets and liabilities as a result of our restructuring.

We incurred recapitalization transaction expenses of $28,766 in the period from January 1, 2011 to May 25, 2011 in connection with the Recapitalization Transactions; no similar recapitalization transaction expenses were incurred subsequent to May 25, 2011.

Interest expense during the period from January 1, 2011 to May 25, 2011 was $19,499, reflecting interest incurred on our First Priority Old Notes and Second Priority Old Notes. As a result of the Recapitalization Transactions, we restructured our debt, which significantly decreased our interest expense. Additionally, we were able to capitalize interest costs during the period from January 1, 2011 to May 25, 2011 and from May 26, 2011 to December 31, 2011 to the construction costs of our Satmex 8 satellite. Interest expense for the period from May 26, 2011 to December 31, 2011 was $8,990.

Net loss during the period from January 1, 2011 to May 25, 2011 was $28,760, affected predominantly by recapitalization transaction expenses and interest on outstanding debt. Net loss during the period from May 26, 2011 to December 31, 2011 was $18,857, a smaller loss in proportion to the Predecessor period of 2011 due to the absence of recapitalization transaction expenses and a decrease in our interest expense as discussed above.

Pro Forma Results of Operations

The following discussion and analysis presents our results of operations on a pro forma basis for the year ended December 31, 2011. We are presenting our discussion and analysis on a pro form basis to provide a more useful comparison of 2011 to 2010, which such years are currently not comparable, given the change in basis of accounting stemming from the push-down of acquisition accounting as a result of the Recapitalization Transactions. Our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011, including a description of the related pro forma adjustments, are as follows:

	Predecessor				Successor
	Period from January 1, through May 25, 2011	Purchase Accounting Adjustments		Pro Forma for Period from January 1 through May 25, 2011	Period from May 26, 2011 through December 31, 2011	Pro Forma for the Year Ended December 31, 2011
Revenues
Satellite services net	$43,734	$(410	) (a)	$43,324	$59,714	$103,038
Broadband satellite services	5,190	—		5,190	7,433	12,623
Programming distribution services	4,786	—		4,786	7,563	12,349

Total revenues	53,710	(410)		53,300	74,710	128,010
Costs and expenses:
Cost of satellite services	4,401	—		4,401	6,191	10,592
Cost of broadband satellite services	685	—		685	1,388	2,073
Cost of programming distribution services	2,625	—		2,625	4,393	7,018
Selling and administrative expenses	7,714	—		7,714	12,792	20,506
Depreciation and amortization	17,080	(1,461	) (b)	15,619	46,547	62,166
Recapitalization transaction	28,766	(28,766	) (c)	—	—	—

Total costs and expenses	61,271	(30,227)		31,044	71,311	102,355
Operating (loss) income	(7,561)	29,817		22,256	3,399	25,655
Interest expense, net and other	(19,000)	6,116	(e)	(12,884)	(10,123)	(23,007)

(Loss) income before income tax	(26,561)	35,933		9,372	(6,724)	2,648
Income tax expense	2,199	315	(d)	2,514	12,133	14,647

Net (loss) income	(28,760)	35,618		6,858	(18,857)	(11,999)
Less: Net income attributable to non-controlling interest	3	—		3	25	28

Net (loss) income attributable to Satélites Mexicanos, S.A. de C.V.	$(28,763)	$35,618		$6,855	$(18,882)	$(12,027)

(In thousands of U.S. dollars)

Purchase Accounting Adjustments:

(a)	Adjustment to recognize the additional amortization of deferred revenue, based on its fair value as a result of the application of push-down accounting of the acquisition of Satmex. Deferred revenue corresponds to the obligation of Satmex to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the Concessions. Deferred revenue is amortized to fixed satellite service revenue based on the expected consumption pattern.

(b)	Adjustment to recognize the additional depreciation and amortization of identified assets and liabilities at their new fair values, as a result of the application of push-down accounting. Depreciation is calculated using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets (approximately 15 years for satellites, and between three and ten years for related equipment and other owned assets). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. The Orbital Concessions are amortized over 40 years using the straight-line method. The concession to operate a telecommunications public network is amortized over 23 years, which was the remaining useful life at the date of grant to Satmex. Other identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog and customer relationships, which are amortized based on the maturity of the related agreements, which varies between one to ten years.

Pro forma adjustments to this line item do not include amortization related to certain contracted backlog that will expire within twelve months following the acquisition date of Satmex. Upon acquisition of

Satmex, intangible assets related to contracted backlog were identified and pushed-down to Satmex’s consolidated balance sheet as of May 26, 2011. This backlog consists of multiple contracts with varying maturity dates, several of which mature within twelve months from the acquisition date of Satmex. Satmex has considered the amortization of these specific contracts as nonrecurring charges resulting directly from its acquisition. Given that the amortization of these contracts will be included in Satmex’s actual results within twelve months or less following the acquisition date, it has excluded such amortization from pro forma adjustments. Amortization related to these contracts, totaling $4,405 has been included in Satmex’s unaudited condensed consolidated statement of operations for the period from May 26, 2011 to December 31, 2011 (Successor Registrant), included within this offering memorandum. Likewise, amortization related to these contracts, totaling $1,175, was included in the historical results of Satmex for the period from January 1, 2011 to May 25, 2011 (Predecessor Registrant).

(c)	Adjustment to reverse the recapitalization transaction expenses as they are considered material non-recurring charges. Recapitalization transaction expenses include legal, financial and regulatory expenses and fees in connection with various attempts made by Satmex to carry out a restructuring reorganization or sale transaction and/or recapitalization of its outstanding indebtedness.

(d)	Adjustment to recognize the deferred income tax effects of the adjustments in (a) and (b) above, determined based on temporary difference between the financial statement carrying amounts of the assets and liabilities and their respective income tax bases, measured using corresponding enacted tax rates.

(e)	The Recapitalization Transactions also contemplated the offering and sale of $325 million of notes, the proceeds of which were used to pay the Company’s First Priority Old Notes; additionally, the Company’s Second Priority Old Notes were converted into common stock of the Successor. As these transactions were concurrent with the push-down accounting and part of the Recapitalization Transactions, they were contemplated as part of the pro forma information included herein. Accordingly, this adjustment represents the incurrence of interest on the $325 million notes and the elimination of the interest expense on the First Priority and Second Priority Old Notes as if the transactions had taken place on January 1, 2011.

Pro Forma Results of Operations for the Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Revenue

Pro forma revenue for 2011 was $128.0 million, compared to $128.7 million for 2010. The net decrease was due to a decrease in fixed satellite services of $2.7 million and $0.2 million in broadband satellite services provided by Enlaces partially offset by an increase of $2.2 million in programming distribution services.

	Year ended December 31,
	2011 (Pro forma)	2010	Difference
Satellite services	$103,038	$105,781	$(2,743)
Broadband satellite services	12,623	12,910	(287)
Programming distribution services	12,349	10,071	2,278

Total revenue	$128,010	$128,762	$(752)

(In thousands of U.S. dollars)

The net decrease of $2.7 million in FSS was due to a decrease of $2.6 million of net capacity contracted by existing customers, $1.2 million in expired contracts and a $0.9 million in the state reserve amortization due to the change in its fair value of the state reserve given the push-down of acquisition accounting, partially offset by an increase of $2.0 million in new contracts.

The increase of $2.2 million in programming distribution services was due to an increase of $2.5 million in revenues from existing customers (Comcast, Dish Network AT&T and Time Warner), partially offset by a decrease of $0.3 million from Direct TV customers.

Operating Costs and Expenses

Operating costs and expenses increased $5,857 million to $102.3 million in 2011 (pro forma) (80% of revenues), from $96.5 million for the same period in 2010 (75% of revenues). The table below sets forth the components of our operating expenses.

	Year ended December 31,
	2011 (Pro forma)	2010	Difference
Operating costs	$19,683	$19,613	$70
Selling and administrative expenses	20,506	17,040	3,466
Recapitalization transaction expenses	—	16,443	(16,443)
Depreciation and amortization	62,166	43,402	18,764

Total operating expenses	$102,355	$96,498	$5,857

(In thousands of U.S. dollars)

Operating Costs

Operating costs for 2011 increased $0.1 million to $19.7 million (pro forma) (15% of revenues) compared to $19.6 million in 2010 (15% of revenues). The table below sets forth the components of our operating costs:

	Year ended December 31,
	2011 (Pro forma)	2010	Difference
Satellite services	$10,592	$11,405	$(813)
Broadband satellite services	2,073	2,821	(748)
Programming distribution services	7,018	5,387	1,631

Total operating costs	$19,683	$19,613	$70

(In thousands of U.S. dollars)

Satellite services costs decreased due to a reduction of $0.9 million in satellite insurance costs and other net expenses.

Broadband satellite services costs decreased $0.7 million due to the reduction in costs associated with antennas and maintenance of teleport and antennas.

Programming distribution services costs increased $1.6 million due to increased costs of transmission, programming and fiber optics costs.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $3.5 million, for a total of $20.5 million in 2011 (pro forma) (16% of revenues), as compared to $17.0 million in 2010 (13% of revenues).

The increase in selling and administrative expenses can be attributable to the following:

•

An increase in personnel costs and performance bonus of $0.8 million, due to an increase of $0.5 million in salaries, severance, wage taxes and other benefits and the cancelation in 2010 of the performance bonus and sales bonus reserve of $0.3 million in Enlaces and the service companies;

•

An increase of $0.6 million in allowance for doubtful accounts in Enlaces, due to the application of our internal policy relative to the allowance for doubtful accounts related to contracts regarding services to the Mexican government;

•	An increase in other expenses which include rent, travel expenses, maintenance, commercial agent fees and communications; and

•	Other legal and professional fees paid after May 26, 2011 amounted to $1.3 million.

Recapitalization transaction expenses

Recapitalization transaction expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Recapitalization transaction expenses incurred in 2010 were $16.4 million. Our pro forma results of operations for 2011 do not present recapitalization transaction expenses, as they are considered a non-recurring item in the preparation of pro forma financial information. However, as discussed in our historical results of operations, such costs amounted to $28.8 million in 2011. The increase in 2011 relates to the costs associated with our attempt to modify our financial arrangements during 2011, including legal, professional and advisory fees.

Depreciation and Amortization

Depreciation and amortization expense increased $18.7 million, for a total of $62.1 million in 2011 (pro forma) (48% of revenues) compared to $43.4 million in 2010 (34% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Year Ended December 31
	2011 (Pro forma)	2010	Difference
Contract backlog	$24,358	$5,391	$18,967
Satmex 6	17,557	14,531	3,026
Satmex 5	16,130	19,375	(3,245)
Concessions	2,288	1,411	877
Equipment for satellite, furniture and equipment and other	1,833	2,694	(861)

Total depreciation and amortization	$62,166	$43,402	$18,764

(In thousands of U.S. dollars)

As of May 26, 2011, Satmex recognized an increase in the value of intangible assets (contract backlog, customer relationship) reflecting the fair values of those assets on that date as a result of the push-down of acquisition accounting. The net increase in depreciation and amortization in 2011 is derived from the recognition of the new values of these assets as of May 26, 2011 as a consequence of this treatment.

Operating Income

Our operating income was $25.7 million in 2011 (pro forma), compared to operating income of $32.3 million in 2010.

Interest Expense, net and other

Total interest cost, net and other for the year ended in 2011 was $23.0 million (pro forma), compared to $45.3 million in 2010. The table below set forth the components of our interest expense, net and other:

	Year Ended December 31
	2011 (Pro forma)	2010	Difference
New Notes interest	$30,875	$—	$30,875
First Priority Old Notes interest	—	27,839	(27,839)
Second Priority Old Notes interest	—	20,450	(20,450)
Capitalized interest in Satmex 8	(10,391)	(2,582)	(7,809)
Amortization of deferred financing costs	1,806	—	1,806
Interest income	(478)	(345)	(133)
Net foreign exchange loss (gain)	1,112	(71)	1,183
Other commissions	83	82	1

Total interest expense	$23,007	$45,373	$(22,366)

(In thousands of U.S. dollars)

The decrease of $22.3 million was mainly due to the ability of Satmex to capitalize $10.3 million of interest costs incurred in 2011, as a result of the commencement of construction of Satmex 8 coupled with a lower interest rate incurred on the New Notes as compared to the First Priority Old Notes and the Second Priority Old Notes.

Net Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss for the year of 2011 of $1.1 million (pro forma), and a foreign exchange gain of $0.1 million in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the Mexican laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Única, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the year ended in 2011, we recorded income tax expense of $14.6 million (pro forma) on an income before income taxes of $2.6 million (pro forma), while for the same period of 2010 we recorded income tax expense of $0.8 million on a loss before income taxes of $13.1 million yielding a negative effective rate in that year. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).

Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.

As a result of the aforementioned factors, the net loss attributable to Satmex for the year of 2011 was $12.0 million (pro forma), as compared to a loss of $14.3 million for the same period in 2010.

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

Operating Costs and Expenses

Operating costs and expenses increased $8.2 million to $96.5 million in 2010, or 75% of revenue, from $88.3 million in 2009, or 71% of revenue. The table below sets forth the components of our operating expenses:

	Year Ended December 31,
	2010	2009	Difference
Operating costs	$19,613	$20,464	$(851)
Selling and administrative expenses	17,040	16,893	147
Recapitalization transaction expenses	16,443	3,324	13,119
Depreciation and amortization	43,402	47,657	(4,255)

Total operating expenses	$96,498	$88,338	$8,160

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

Recapitalization transaction expenses

Recapitalization transaction expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Recapitalization transaction expenses increased $13.1 million to $16.4 million in 2010, or 13% of revenue, compared to $3.3 million in 2009, or 3% of revenue. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2010, including legal, professional and advisory fees.

Depreciation and Amortization

Depreciation and amortization expense decreased $4.3 million to $43.4 million in 2010, or 34% of revenue, compared to $47.7 million in 2009, or 38% of revenue. The table below sets forth the components of our depreciation and amortization expense:

	Year Ended December 31,
	2010	2009	Difference
Contract backlog	$5,391	$13,935	$(8,544)
Satmex6	14,531	14,531	—
Satmex 5	19,375	13,537	5,838
Solidaridad 2	—	784	(784)
Concessions	1,412	1,412	—
Equipment for satellite, furniture and equipment and other	2,693	3,458	(765)

Total depreciation and amortization	$43,402	$47,657	$(4,255)

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

Income Tax

We applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. We and our subsidiaries pay both (i) the business flat tax known as Impuesto Empresial a Tasa Única, or IETU, since 2008 and (ii) the income tax known as Impuesto Sobre la Renta, or ISR. Our future projections indicate that we will continue to pay both taxes during the life of our Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimes. For 2010, we recorded income tax expense (including both ISR and IETU) of $779,000 on a loss before income taxes of $13.1 million, while for 2009 we recorded income tax expense of $13.2 million on a loss before income taxes of $6.5 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).

The decrease in IETU tax expense in 2010 as compared to 2009 was mainly due to Satmex 8’s costs of construction in 2010, which are deductible for flat tax purposes.

Net Loss Attributable to Satmex

As a result of the factors described above, our net loss decreased $5.9 million to $14.3 million in 2010, compared to a loss of $20.2 million in 2009.

Inflation and Foreign Exchange Fluctuations

During the years ended December 31, 2011, 2010 and 2009, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.82%, 4.4% and 3.6%, respectively. A portion of our expenditures, including capital expenses and satellite insurance, and our customer contracts are not directly affected by Mexican inflation because they are denominated in U.S. dollars. However, high inflation rates would affect Mexican peso-denominated expenses, such as payroll and rent. To the extent that the Mexican peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our Mexican peso-denominated expenses. We do not use foreign currency hedges.

The Mexican peso appreciated against the U.S. dollar by approximately 3.5% and 5.4% in 2009 and 2010, respectively, and depreciated against the U.S. dollar by approximately 13.1% in 2011. A substantial majority of our revenues are in U.S. dollars. As noted above, although many of our costs and expenses are also denominated in U.S. dollars, approximately 56% are in pesos. As a result, the appreciation of the peso against the U.S. dollar results in an increase in our expenses as reflected in dollars in our financial statements.

Backlog

The stability of our revenue and cash flows is supported by our multi-year contracts with non-governmental customers, which are typically three to five years in duration and U.S. dollar denominated. Our backlog represents our expected future revenues from existing contracts (without discounts for present value). The value of our backlog represents the full service charge for the duration of the contract and does not include any termination fees or assume that any contract will be renewed beyond its stated expiration date. At December 31, 2011, our contracted satellite services revenue backlog was approximately $207.9 million, or a multiple of approximately 2.0 times our satellite services revenue for the year ended December 31, 2011. Of the approximate $207.9 million of backlog, we anticipate realizing approximately $89.7 million during 2012 and the remaining $118.2 million during 2013 and thereafter. In addition to the foregoing, the backlog for Enlaces as of December 31, 2011 was approximately $8.9 million.

Liquidity and Capital Resources

We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. As a consequence of our operating activities, cash flow from operations improved from 2008 through December 31, 2011. As of December 31, 2011, we had cash and cash equivalents of approximately $79.3 million. However, our business is very capital intensive. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.

Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures, including capitalized interest for the continued development and construction of Satmex 8, were $195.1 million, $67.7 million and $1.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Capital expenditures related to Satmex 8 were $192.9 million in 2011 and $63.1 million in 2010, which include $11.7 million and $2.6 million of capitalized interest costs in 2011 and 2010, respectively. During the years ended December 31, 2011, 2010 and 2009, we invested $2.2 million, $4.6 million and $1.8 million, respectively, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
Acquisition of property, furniture and equipment	$2.2	$4.6	$1.8
Construction of Satmex 7	—	—	—
Construction of Satmex 8	192.9	63.1	—

Total	$195.1	$67.7	$1.8

	(In millions of U.S. dollars)

We expect the net proceeds from the Recapitalization Transactions and the cash flow generated from our operations to be sufficient to fund our working capital and capital expenditures needs through 2012, including the payments to be made during 2012 in connection with the construction, launch and insurance of Satmex 8, which we estimate to be $76.3 million of the total cost of approximately $317.7 million (which does not include capitalized interest). We anticipate funding any future capital expenditures, including the construction, launch and insurance of Satmex 7, from proceeds raised through the offering of the Notes and from cash from operations. There can be no assurance that we will have sufficient financial resources to fund such expenditures. See “Item 3. Key Information –Risk Factors – We may not have enough financial resources to pay the Notes in full at maturity and finance Satmex 7 and/or F4.”

Sources and Uses of Cash

The following table sets forth our major sources and (uses) of cash for each period as set forth below:

		Year Ended December 31,
	2011 Successor	2011 Predecessor	2010	2009
Net cash provided by operating activities	$32.3	$8.1	$41.0	$46.0
Net cash used in investing activities	$(152.1)	$(42.9)	$(67.7)	$(1.8)
Net cash provided by financing activities	$(148.5)	$306.7	$—	$—
		(In millions of U.S. dollars)

Operating Activities

Notwithstanding our net loss, our operations for the period from January 1, 2011 to May 25, 2011 generated $8.1 million in positive cash flow while our operations for the period from May 26, 2011 to December 31, 2011 generated $32.3 million in positive cash flow. This is due to the fact that our net loss is comprised of certain significant non-cash expenses, principally $17.0 million and $46.5 million of depreciation and amortization for the periods from January 1, 2011 to May 25, 2011 and May 26, 2011 to December 31, 2011, respectively.

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

Investing Activities

Our net cash used in investing activities for the period from January 1, 2011 to May 25, 2011 and from May 26, 2011 to December 31, 2011 primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Our net cash used in investing activities for the year ended December 31, 2010 primarily resulted from the payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the years ended 2009 and 2008 resulted from similar equipment investments.

Financing Activities

Our net cash provided by financing activities for the period from January 1, 2011 to May 25, 2011 consisted of the issuance of the Notes for $325.0 million net of the payment of debt issuance costs of $18.2 million. Our net cash used in financing activities for the period from May 26, 2011 to December 31, 2011 consisted principally of the repayment of the First Priority Old Notes of $238.2 million, partially offset by the proceeds received from the issuance of equity of $90.0 million.

We did not experience cash inflow or outflow from financing activities during the years ended December 31, 2010 or 2009.

We believe that after the Recapitalization Transactions, our current sources of liquidity are sufficient to meet our operating requirements for 2012.

Financing Agreements

First Priority Old Notes

On November 30, 2006, we issued our First Priority Old Notes in an aggregate principal amount of approximately $238.2 million (the aggregate principal amount outstanding, was approximately $238.2 million through February 28, 2011). The First Priority Old Notes were repaid in connection with the consummation of the Recapitalization Transactions. Each Holder of an Allowed First Priority Old Note Claim, in full and complete settlement, release, and discharge of such claim, was paid in full in cash all outstanding principal and accrued but unpaid interest at the applicable non-default rate of 12% per annum under the First Priority Old Notes, without penalty or premium, as of May 26, 2011.

Second Priority Old Notes

On November 30, 2006, we issued the Second Priority Old Notes in an aggregate principal amount of $140 million (the aggregate principal amount outstanding was approximately $201.9 million through February 28, 2011). The Second Priority Old Notes were cancelled and exchanged for direct or indirect, as the case may be, equity in Satmex, in connection with the consummation of the Recapitalization Transactions as of May 26, 2011.

New Notes

Background. On May 5, 2011, Satmex Escrow, our then wholly-owned subsidiary which was merged into us on May 26, 2011, issued $325,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2017 in a private placement. On May 26, 2011, we and certain of our subsidiaries entered into an Assumption Indenture under which we assumed all of the obligations of Satmex Escrow under the New Notes and the Indenture pursuant to which they were issued. In connection with that issuance, Satmex Escrow entered into a registration rights agreement in which we agreed, among other things, to exchange the New Notes for new registered notes, identical in all material respects to the New Notes. On October 28, 2011, we completed the exchange offer.

The balance, interest rate and due date of the New Notes are as follows:

Successor Registrant December 31, 2011

New Notes at annual fixed rate of 9.5%, due in 2017	$322,975,000

The principal characteristics of the New Notes are as follows:

•	Maturity is on May 15, 2017.

•	Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.

•

Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions.

•	Optional redemption at any time prior to May 15, 2014 pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the New Notes, plus accrued and unpaid interest.

•	In the event of a change of control, the holders of Notes have the right to require Satmex to repurchase the New Notes at 101% of their issue price, plus accrued and unpaid interest.

•

If Satmex consummates an asset disposition and does not use the proceeds for the purposes specified in the indenture or receives insurance proceeds as a result of certain events, Satmex is required to use such proceeds to offer to repurchase a portion of the New Notes at 100% of their issue price plus accrued and unpaid interest.

Guarantees. The New Notes are fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of our existing U.S. subsidiaries and all of our future material subsidiaries (excluding any such subsidiary formed after the issue date and solely to design, construct, launch and own one or more satellites, including Satmex 7).

Security. The New Notes and the guarantees are secured, equally and ratably with all of our and the guarantors’ other first lien obligations, by a first priority lien on substantially all of the Guarantors’ assets, including the pledge of 100% of all outstanding equity interests of each Guarantor, subject to certain exceptions and permitted liens. Upon the successful launch of Satmex 7 and its placement in the orbital slot currently occupied by Solidaridad 2, the lien on the concession for such orbital slot shall be released.

Ranking. The New Notes are:

•	our general obligations;

•	effectively junior to all of our other indebtedness that is secured by liens on our other assets that do not constitute collateral to the extent of the value of those other assets;

•

pari passu in right of payment with all of our existing and future senior indebtedness and effectively senior to any of our future senior unsecured obligations or junior lien obligations to the extent of the value of the collateral;

•	structurally subordinated to any existing and future indebtedness and other liabilities of our non-Guarantor subsidiaries; and

•	senior in right of payment to any of our future subordinated indebtedness.

Each guarantee is:

•	a general obligation of that Guarantor;

•

pari passu in right of payment with all of our existing and future senior indebtedness of the Guarantor and effectively senior to any of our future senior unsecured obligations or junior lien obligations to the extent of the value of the collateral; and

•	senior in right of payment to any future subordinated indebtedness of that guarantee.

Optional redemption. Prior to May 15, 2014, we may redeem up to 35% of the aggregate principal amount of the New Notes at 109.50% of the principal amount redeemed, plus accrued and unpaid interest, with the net cash proceeds of certain equity offerings. Prior to May 15, 2014, we may also redeem some or all of the New Notes at a “make-whole” premium plus accrued and unpaid interest. On or after May 15, 2014, we may redeem some or all of the New Notes for 104.750% until May 14, 2015, decreasing to 102.375% until May 14, 2016 and 100% thereafter of the principal amount redeemed, plus, in each case, accrued and unpaid interest.

Change of control. Upon occurrence of a change of control, we will be required to commence and consummate an offer to purchase all of the New Notes then outstanding at a purchase price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase.

Certain covenants. The Indenture limits our ability and the ability of our restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue certain preferred equity;

•	pay dividends on and make certain distributions or issue certain preferred equity;

•	pay dividends on and make certain distributions in respect of capital stock or make other restricted payments;

•	create or incur certain liens;

•	make certain investments;

•	sell certain assets;

•	enter into certain transactions with affiliates;

•	agree to certain restrictions on the ability of restricted subsidiaries to make payments to us; and

•	merge, consolidate, sell all or otherwise dispose of all or substantially all of our assets.

The Indenture also requires that we and our restricted subsidiaries, among other things, keep in effect in-orbit insurance and launch insurance, as applicable in specified amounts.

The Indenture related to the debt obligations issued by Satmex establishes other affirmative and negative covenants, common for this type of transaction.

Additional Notes

On March 30, 2012, we issued $35,000,000 in aggregate principal amount of 9.50% Senior Secured Notes due 2017 (the “Additional Notes”). The Additional Notes were issued as additional debt securities under our existing Indenture to qualified institutional buyers under Rule 144A of the Securities Act, and to persons outside of the U.S. in compliance with Regulation S of the Securities Act. The Additional Notes offered and the New Notes will be treated as a single class of debt securities under the indenture. The Additional Notes have substantially identical terms as the New Notes, except with respect to their date of issuance and issue price, and except that the Additional Notes will be subject to transfer restrictions until we register the Additional Notes.

Contractual Obligations

The following table shows our aggregate contractual obligations as of December 31, 2011:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:
Debt and related interest accrued as of December 31, 2011(1)	$494,812	$34,734	$61,750	$398,328	$—
Construction in progress, launch and insurance of Satmex 8	76,300	76,300	—	—	—
Operating leases(2)	1,275	590	615	70	—
Other long-term obligations(3)	4,524	452	905	905	2,262
Other commercial commitments(4)	4,713	1,842	2,093	778	—

Total contractual cash obligations	$581,624	$113,918	$65,363	$400,081	$2,262

			(In thousands of U.S. dollars)

(1)	Interest of the New Notes is calculated using a fixed interest rate of 9.5% over the remaining life of the New Notes.
(2)	Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.
(3)	Represents payments to the Mexican government under the Property Concession.
(4)	Represents future payments under services and maintenance contracts.

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

Fair Value of Net Assets

We emerged from our reorganization process on November 26, 2006 and adopted fresh-start reporting as of November 30, 2006. Our reorganization enterprise value was allocated at that time to our assets and liabilities, which were stated at fair value. In addition, our accumulated deficit was eliminated and our new debt and equity were recorded in accordance with the distributions set forth in the 2006 Plan.

On May 26, 2011, as a result of the Recapitalization Transactions, Satmex applied push-down accounting and recognized the fair value of its net assets acquired by Holdsat México and Investment Holdings, B.V.

Accounting guidance establishes a fair value hierarchy based on the level of independent and objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs used to measure the fair value of the satellites, concessions, intangible assets and state reserves fell into one of the following three levels:

•	Level 1 – applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities

•	Level 2 – applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability

•	Level 3 – applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities

The fair value of our satellites was determined using the cost approach. The cost approach estimates fair value based on the amount that would currently be required to replace the service capacity of an asset, including market prices regarding replacement assets and comparable market transactions.

We determined the fair value of our orbital concessions and the public telecommunications network concession using the market approach and the income approach methods, respectively. Under the market approach, we utilized values for similar assets in similar markets in which we operate. Under the income approach, we utilized a discounted cash flow model in which we considered assumptions such as projections of future cash flows, discount rates and industry indexes.

Other intangible assets identified as part of the push-down of acquisition accounting consisted primarily of contract backlog and customer relationships. The fair values of these intangible assets were calculated using the income approach. We utilized a discounted cash flow model in which we considered assumptions such as projections of future cash flows, discount rates and industry indexes. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life.

Design and Useful Lives of Satellites

Upon adoption of push-down accounting on May 26, 2011, our satellites were valued at fair value as discussed above. Estimated remaining useful lives were also adjusted as of such date.

As of December 31, 2010, our satellites and equipment were valued at their fair value as of November 30, 2006, the effective date of the previous reorganization of Satmex and on which date Satmex had applied fresh start reporting.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the satellites. The estimated useful life is based on the satellites’ design life.

The estimated design lives of our in-orbit satellites were:

Satellite	Design Life
Satmex 6	15.0 years
Satmex 5	15.0 years
Solidaridad 2	14.5 years

The estimated remaining useful lives of our in-orbit satellites, as of December 31, 2011, were:

Satellite	Remaining Useful Life
Satmex 6	11.19 years
Satmex 5	1.14 years	(1)
Solidaridad 2	0.00 years	(2)

(1)	In November 2011, Boeing analyzed the remaining useful life of Satmex 5 based on the remaining propellant, deorbit propellant, residual propellant, and uncertainties. As result of the analyses, the remaining useful life of Satmex 5 was 1.14 years from December 31, 2011.
(2)	In March 2008, Solidaridad 2, was placed in inclined orbit. It primarily provides L-band service to the Mexican government for national security and social services. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011, we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite. The Mexican government has contracted a consultant to evaluate the feasibility of extending the Solidaridad 2 life for providing L-band services. Satmex is currently in negotiation with the Mexican government regarding our analysis of their request.

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

Goodwill and Other Intangible Assets

Goodwill resulting from our reorganization in 2006 was written-off on May 26, 2011 as a result of the adoption of push-down accounting stemming from the recapitalization transactions. As of December 31, 2010, goodwill represents the amount by which our reorganization equity value exceeded the fair value of our net assets (exclusive of debt obligations), as of November 30, 2006. Pursuant to the provisions Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 350-10, Intangibles – Goodwill and Other, goodwill is not amortized and is subject to an annual impairment test that we perform in the fourth quarter of each fiscal year. Goodwill was fully allocated to the satellite services segment reporting unit. FASB ASC 350-10 requires a two-step approach with respect to the goodwill impairment analysis. Step one requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis or more frequently if circumstances indicate impairment may have occurred to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, a second step is performed in which the implied fair value of goodwill is calculated and an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Estimating the fair value of reporting unit is a subjective process that involves the use of estimates and judgments, particularly related to cash flows and the appropriate discount rates. The fair value of the reporting unit was determined using a combination of valuation techniques consistent with the income approach and the market approach and included the consideration of independent valuations. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows and an appropriate price to earnings multiple. The significant assumptions we used in our undiscounted cash flow model with respect to goodwill rely on our operation of three satellites. In order for that to occur, we must successfully complete the construction, launch, operation and insurance of Satmex 8 as well as the construction, launch, operation and insurance of Satmex 7. Satmex 8 is intended to replace Satmex 5. Satmex 7 is currently intended to occupy the orbital slot of Solidaridad 2. We assumed a terminal value of a multiple of EBITDA and a discount rate consistent with industry standards. As a result, based on the foregoing analysis, our goodwill and other intangible assets were not impaired. We used a weighted average cost of capital discount rate for our analysis. We use our internal forecast to estimate future cash flows and actual results may differ for forecasted results. We utilized discount rates that we believe adequately reflected the risk and uncertainty in the financial markets generally and specifically in our internally developed forecasts.

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

After the application of push-down accounting, intangible assets consist primarily of customer relationships and contract backlog, which were valued at their fair value on May 26, 2011 as discussed above. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog, which is amortized in accordance with the agreement’s maturity.

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

Revenue Recognition

“Alterna’TV”

To calculate the monthly revenue attributable to purchasers of Alterna’TV programming distribution services, we estimate, on a monthly basis, the number of Alterna’TV subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, we receive a definitive report from each purchaser and reconcile the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material and we believe our estimates of revenues are appropriate.

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

Accounting Pronouncements

Recently Adopted Accounting Pronouncements

On January 1, 2011, Satmex adopted FASB Accounting Standard Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of this guidance did not have an impact on Satmex’s consolidated financial statements and related disclosures.

On January 1, 2011, Satmex adopted FASB ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that if a public company presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments apply to all business combinations that are material on an individual or aggregate basis. Refer to Note 2b. for disclosures required pursuant to this ASU.

Recently Issued Accounting Pronouncements Pending Adoption

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which updated the guidance in ASC Topic 820, Fair Value Measurement. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (3) quantitative information required for fair value measurements categorized within Level 3. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio, and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments in this guidance are to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011, and early application is not permitted. Satmex does not anticipate the adoption of the guidance in this ASU will materially affect its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which updated the guidance in ASC Topic 220, Comprehensive Income. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity only. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This new guidance was originally proposed to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and applied retrospectively. In October 2011, the FASB proposed to indefinitely defer the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income on the face of the respective statements; entities still must comply with the existing requirements during the deferral period. The remaining requirements of ASU 2011-05 are effective for Satmex as of the beginning of our first quarter of 2012. Satmex does not anticipate the adoption of the guidance in this ASU will materially affect its consolidated financial statements.

ITEM 6.	Directors, Senior Management and Employees

Directors of Satmex

Management of our business is vested in our board of directors. Our bylaws, effective from May 26, 2011, provide for a seven member board of directors, and their corresponding alternates. Holders of Series A-1 shares have the right to appoint three members of the board of directors and their corresponding alternates, at least one of which, and the corresponding alternate, must be independent (as defined in our bylaws). Holders of Series A-2 (collectively with the Series A-1 shares, the “Series A shares”) shares have the right to appoint one member of the board of directors and the corresponding alternate (each a “Series A-2 Director,” and collectively with the Series A-1 Directors, the “Series A Directors”). The Series A Directors must be Mexican nationals.

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

Our bylaws provide that the members of the board of directors are appointed for terms of one year and may be reelected. Pursuant to Mexican law, members of the board of directors continue in their positions after the expiration of their terms if new members are not appointed. We have no contracts that provide for benefits to any director upon termination of service; however, Satmex has an obligation to indemnify individuals who were officers or directors of Satmex, Alterna’TV Corporation or Alterna’TV International Corporation as of April 6, 2011.

Since May 26, 2011, and in connection with the Recapitalization Transactions, our board of directors has been chaired by Josiah Rotenberg and consists of three directors and one independent director appointed by holders of Series A shares, and three directors appointed by holders of Series B shares. The members and non-members of our board of directors are as follows:

Members of Satmex Board
Proprietary Member	Position	Age	Alternate Member	Series Representing
Maite de Alba de Gandiaga	Director	36	Gabriel Miguel Agustín de Alba del Castillo Negrete	A
Gabriel Ander de Alba de Gandiaga	Director	39	Ofelia Elizabeth de Gandiaga Saavedra	A
Alejandro Sainz Orantes	Director and Secretary of the Board	42	Diego Martínez Rueda Chapital, Alternate Secretary of the Board	A
José Manuel Canal Hernando	Independent Director	72	Juan José Osa Rejas	A
Josiah Rotenberg	Director and Chairman of the Board	41	Zachary Lewis	B
Jim Frownfelter	Director	48	Jared S. Hendricks	B
Fernando Tisné	Director	41	Aníbal Valdés	B

Non-Members of Satmex Board
Name	Position	Age	Period of Service
Luis Daniel del Barrio Burgos	Statutory Examiner	58	Since September 19, 2007
Alejandro González Anaya	Alternate Statutory Examiner	42	Since May 26, 2011

Maite de Alba de Gandiaga. Mrs. de Alba is an international lawyer with more than thirteen years of managerial and executive experience in the U.S., European and Latin American markets. Mrs. de Alba is currently Microsoft Mexico’s General Counsel, a role she previously had at the IBM Corporation in Mexico. She is also a Director of the Board and of-Counsel to various firms including Bufete Mexicano de Arquitectura e Ingeniería, Bufete Mexicano de Arquitectura y Diseño and Arquitectura y Desarrollos Integrales. She is also an active member and pro-bono counsel of prominent nonprofit organizations including child & family Internet browsing safety Navega Protegido and GEPDA (People for the Defense of Animals). Mrs. de Alba is a member of the Mexican Association of the IT Industry, the International Bar Association and the International Association of IT Lawyers. She previously worked at the Mexican law firm Jauregui, Navarrete, Nader y Rojas, a correspondent of the US firm Mayer Brown LLP, and also at the US law firm Armstrong Teasdale LLP. She has taught and led conferences on telecommunications in major Mexican institutions including teaching postgraduate courses at UNAM (National Autonomous University of Mexico). Mrs. de Alba holds her law degree (Licenciada en Derecho) (JD equivalent) from the Instituto Tecnológico Autónomo de México, has a Certificate in International Relations from New York University, a Certificate in European Law from the London School of Economics & Political Science and a Master in Laws (LLM) from Columbia University School of Law. Mrs. de Alba is the sister of Gabriel Ander de Alba de Gandiaga and the daughter of Gabriel Miguel Agustín de Alba del Castillo Negrete and Ofelia Elizabeth de Gundiaga Saavedra.

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

Alejandro Sainz Orantes. Mr. Sainz is the Co-Managing Partner, Chairman of the Insolvency & Restructurings Practice Group and Co-Chair of the Mergers & Acquisitions Practice of Cervantes Sainz. Mr. Sainz represents national and multinational clients in a broad range of transactional matters, providing legal advice in the areas of corporate, finance and commercial law, including reorganizations, restructurings and work-outs, bankruptcy and cross-border insolvency procedures, corporate finance, mergers & acquisitions, foreign investment, joint ventures, and infrastructure, real estate, gaming and telecommunications transactions. Mr. Sainz holds his law degree (Licenciado en Derecho) (JD equivalent), and his Diploma Program in North American Legal System from Universidad Panamericana. Mr. Sainz completed Postgraduate Studies in Corporate, Banking and Finance Law from Escuela Libre de Derecho, a Postgraduate Studies program in U.S. Law and Business Transactions from Harvard University, a Diploma Programme in Negotiation from Harvard Business School, and Postgraduate Studies in Tax Law at Universidad Panamericana.

José Manuel Canal Hernando. Mr. Canal is a public accountant. He has been a Director and Chairman of the Audit and Compensation Committee of Satmex from September 19, 2007 to May 2011 and Chairman of the Audit Committee of Satmex since May 2011. Previously he acted as Statutory Examiner of Satmex. Since 2000, he has been an independent consultant and a Director of several registered corporations in Mexico and the U.S. Currently he is a Director of Banco Compartamos, S.A., a Director of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), Coca-Cola FEMSA, S.A. de C.V. and Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc). Mr. Canal presided over the Committee of Research and Investigation on Accounting Standards, responsible for developing Mexican accounting standards. He has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers. Mr. Canal holds a degree from the UNAM (National Autonomous University of Mexico).

Josiah Rotenberg. Mr. Rotenberg is a Senior Research Analyst for Monarch and is the head of Monarch’s Israel research office. Prior to joining Monarch in September 2002, Mr. Rotenberg was a Vice President at Lazard and research analyst in the Lazard Debt Recovery Fund. He joined Lazard in 1999 as a research associate in the High Yield/Distressed Debt group. He was responsible for analysis of companies in a number of industries including traditional industrials, fixed satellite services, oil services, and chemicals as well as analysis of companies with mass tort liabilities. Prior to joining Lazard, Mr. Rotenberg was a research analyst for the Bank of Israel and worked as a UNIX systems administrator for an Israeli Internet start-up. He began his career as an assistant to the CEO of the Israel Export Development Corp, which he left in 1995 to form his own Internet company. He currently serves on the Board of Directors of Bratislava Greenfields, LSP Energy, Inc. and LSP Batesville Funding Corporation. Mr. Rotenberg earned a B.A. in International Relations from Johns Hopkins University and an M.A. in Economics from the Hebrew University.

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

Fernando Tisné. Mr. Tisné has been Director of Moneda Asset Management since 2006. He joined the company in 1994 as an Investment Analyst and became a partner on 2006. In 1999, he assumed the responsibility of developing the Moneda Deuda Latinoamericana Fund, which was launched in February 2000. As of today, the total assets under management of the Moneda’s LatAm Corporate Debt Strategy represent more than $900 million. Mr. Tisné is the President of ACAFI (Chilean Investment Funds Association) and Toesca S.A. AFI, and a member of the board Empresas La Polar S.A., Chiletech S.A. AFI, Energia Latina S.A. and Termocandelaria Power Limited. Additionally, Mr. Tisné served for 7 years as a board member of Sociedad de Inversiones Pampa Calichera S.A., the parent company of Sociedad Quimica y Minera de Chile S.A. (NYSE listed). Mr. Tisné holds a Bachelor’s Degree in Business Administration from Pontificia Universidad Catolica de Chile.

Gabriel Miguel Agustín de Alba del Castillo Negrete. Mr. de Alba has more than thirty-five years experience in building and leading Mexican corporations and building the infrastructure for the establishment, growth, development and partnerships of U.S. and European multinational corporations in Mexico. Mr. de Alba has played a key role in the Mexican expansion of Allied Domecq, Kimberly Clark, Grupo Modelo (Anheuser-Busch), Bristol-Myers Squibb, Volkswagen, Tequila Sauza (Fortune Brands), Life Savers Candy Company (Kraft), Lacorsa/TMM (NYSE: TMM), IEM (Westinghouse) and Mabe (General Electric). Mr. de Alba has been the Chairman and largest shareholder of several corporations focused on real estate developments in the industrial, commercial, residential and tourism sectors. Mr. de Alba holds a B.A. degree in Architecture from the UNAM (National Autonomous University of Mexico). Mr. de Alba is the father of Gabriel Ander de Alba Gandiaga and Maite de Alba de Gandiaga

Ofelia Elizabeth de Gandiaga Saavedra Mrs. de Gandiaga has been in charge of leading the rescue and conservation of art and architecture of Mexican national historical importance for multiple federal and state governmental entities. In particular, she has acted in the management of the Mexican national heritage for INAH (National Institute of Anthropology and History). Mrs. de Gandiaga completed studies in Philosophy from the UNAM (National Autonomous University of Mexico) and postgraduate studies in Art & Restoration from the Escuela Nacional de Conservación, Restauración y Museografia Manuel del Castillo Negrete. Mrs. de Gandiaga is the mother of Gabriel Ander de Alba de Gandiaga and Maite de Alba de Gandiaga.

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

Juan José Osa Rejas. Mr. Osa has more than 30 years of experience leading the production, accounting and commercial aspects of advanced engineering, manufacturing and logistics corporations. Mr. Osa is the Chief Executive Officer, Founder and Chairman of Soliplas, S.A. de C.V., a company focused on providing engineering products which are utilized in several industries, including the telecommunications and automotive industries. Prior to Soliplas, Mr. Osa was the Chief Executive Officer of Plammex, Chief Executive Officer of Micromold and Chief Executive Officer of Inyermex. He was also a member of the Management Board and Chief Technical Officer of Allied Domecq. Mr. Osa has taught Engineering courses at the Universidad La Salle, the university from which he earned an Electrical and Mechanical Engineer Degree. Mr. Osa has a postgraduate degree in Senior Corporate Management from IPADE (Instituto Panamericano de Alta Direccion de Empresas), an institution for which he was also a member of its Consultative Board.

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

Jared S. Hendricks. Mr. Hendricks is a Managing Director for Centerbridge. Prior to joining Centerbridge in 2006 as an Associate, Mr. Hendricks was an Associate at Silver Lake Partners, a private equity firm focused on investments in technology and related growth companies operating at scale. Prior to Silver Lake, he was an investment banking analyst within the Global Industrial and Services group at Credit Suisse First Boston. Mr. Hendricks graduated summa cum laude from The Wharton School of the University of Pennsylvania where he received a B.S. in Economics.

Aníbal Valdés. Mr. Valdés is a Senior Analyst at Moneda Asset Management. He joined the company in 2008 as an Investment Analyst and currently is in charge of covering Banks and Financial Institutions, Retail and Consumer Staples companies and special situations in Latin America. Mr. Valdés holds a Bachelor’s Degree in Business Administration from Pontificia Universidad Católica de Chile.

Luis Daniel del Barrio Burgos. Mr. del Barrio has been Statutory Examiner, a non-member of the Board of Directors of Satmex since September 19, 2007. Mr. del Barrio has been a partner in the Mexico City office of Deloitte since 2002, where he serves as Risk & Reputation Leader. He was partner at Ruiz, Urquiza (Arthur Andersen) from 1985 to 2002, where he lead the Chemical and Manufacturing industry groups and served as Country Audit Director, Director of the Industry program for Latin America, Director of the Products industry group and Leader of the Global Account Development Program (Global 1000) for Latin America. Mr. del Barrio holds a B.A. from Universidad La Salle in Mexico City.

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

Senior Management of Satmex

Name	Position	Age	Period of Service
Patricio E. Northland	Chief Executive Officer	56	Since April 2008
Dionisio Manuel Tun Molina	Vice President of Engineering and Satellite Operations	49	Since May 2006
René Morán Salazar	Interim Chief Financial Officer	37	Since July 2011
Javier Recio	Vice President of Sales	39	Since October 2011
Clemente Humberto Cabello Alcérreca	Vice President Business Development	42	Since January 2009
Leticia María Concepción Soto Walls	Vice President of Customer Care, Marketing, Administration and Human Resources	47	Since October 2008
Verónica Gutiérrez Zamora García	General Counsel	42	Since November 2011
Alejandro Camberos Chacón	Director Strategic Planning	41	Since July 2007

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

René Morán Salazar. Mr. Morán was named Interim Chief Financial Officer in July 2011. Mr. Morán joined Satmex as Financial Planning and Treasury Director in January 2009. Between 2006 and 2008, Mr. Morán worked as Treasurer in Volaris, a high growth company in the commercial airline industry where he participated in several negotiations and transactions with aircraft and engines manufacturers. From 2000 to 2006, he held different Financial and Treasury positions at Ford Motor Co. and Ford Credit in México. Mr. Morán holds a Bachelor in Business Administration and a Master in Finance both from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Javier Recio. Mr. Recio joined Satmex as its Sales Vice President. Mr. Recio has more than 18 years of experience in the Latin American telecommunications market and year-over-year portfolio of business development success with international and domestic experience in engineering, operations, sales management, project development and customer relations. Mr. Recio has developed his professional career with Americatel Corporation, PanAmSat Corporation, as well as with Intelsat Corporation (which acquired PanAmSat Corporation) and, since 2006, served as its Managing Sales Director for Latin America.

Dionisio Manuel Tun Molina. Mr. Tun has been our Vice President of Engineering and Satellite Operations since May 1, 2006. He is responsible for the operation of our satellites and for our control centers. Mr. Tun joined Satmex in June 1997 as Assistant Director of Satellite Control. Between 1997 and 2006, he held the positions of Director of Satellite Operations and Executive Director of Engineering and Satellite Operations. From 1984 to 1997, he held various positions at Telecomunicaciones de México (Telecomm), including Manager of Satellite Control, Orbital Dynamics Department Chief and Orbital Dynamics Analyst. Mr. Tun has a Ph.D. in Science, with a specialization in Physics, and also received a Masters Degree from Instituto Technológico Autónomo de México in 2012. Mr. Tun has received various awards including the Justo Sierra Medal for his contribution to science in Mexico and the Lázaro Cárdenas Award for best average in the Bachelor’s Degree in Physics and Mathematics (Class of 1984). Mr. Tun has published many research articles in magazines of international circulation and was member of the National System of Researchers from 1988 through 1995. From 1983 to 1992 he was also professor at the Instituto Politécnico Nacional in Physics and Mathematics.

Clemente Humberto Cabello Alcérreca. Mr. Cabello was named Business Development Vice President in January 2009. Mr. Cabello joined Satmex as the Director of Strategic Planning in June 1998. From 1999 to 2000 he worked as Director of Sales Administration. From 2001 to 2006, he was responsible for our marketing, sales engineering and customer care activities. From 2003 to 2008, he was the general manager of our business unit Alterna’TV, and from 2007 to 2008, he was also responsible for the management of Enlaces. From 1993 to 1995 and from 1997 to 1998, Mr. Cabello worked as a consultant with McKinsey & Company, Inc. Mr. Cabello holds a B.S. in Actuarial Science from the Instituto Tecnológico Autónomo de México, and an M.B.A. from the Wharton School, University of Pennsylvania.

Alejandro Camberos Chacón. Mr. Camberos joined Satmex in December 1992 as Statistical Market Analyst. He is in charge of Strategic Planning and manages the offices of the CEO for Strategic Planning purposes. From 1996 to 1998, he participated in the task force charged with supervising the Satmex 5 construction and launch process. Mr. Camberos was a part of the team that developed, launched and operated our business unit Alterna’TV and developed a marketing plan by region and application, which is currently used by our sales force to address different markets. Mr. Camberos holds a bachelor’s degree in Physics and a PhD in Science, both from the UNAM.

Leticia María Concepción Soto Walls. Ms. Soto was named Customer Care, Marketing, Administration and Human Resources Vice President in July 2011. Ms. Soto joined Satmex in October 2008 as Human Resources Development Director. From 2002 to 2006, Ms. Soto was in charge of human resources management at Daimler Chrysler Financial Services, and from 1991 to 1995, she held a similar position at CDC Pfizer Consumer Products. Ms. Soto holds a degree in Industrial Relations from the Universidad Iberoamericana, and received a Human Resources Certification from the University of Cambridge.

Verónica Gutiérrez Zamora García. Ms. Gutierrez was named General Counsel in November 2011. Ms. Gutierrez rejoined Satmex as Legal Director in February 2008. From 1998 to 2003, Ms. Gutierrez was the Contracts Deputy Director of Satmex. From 1991 thru 1998 she held various positions in Telecomunicaciones de México (Telecomm). Ms. Gutierrez has a Law degree from the UNAM.

Audit and Compensation Committee

On May 26, 2011, and in connection with the Recapitalization Transactions, separate Compensation and Audit Committees (collectively, they were formerly known as CUAC) were formed, which are comprised with the following members:

Compensation Committee:

Member	Position	Alternate Member	Position
Gabriel Ander de Alba de Gandiaga	Series A-1 Member	Gabriel Miguel Agustín de Alba del Castillo Negrete	Series A-1 Alternate Member
Josiah Rotenberg	Series B Member	Zachary Lewis	Series B Alternate
Member
Jim Frownfelter	Series B Member	Jared S. Hendricks	Series B Alternate
Member
Alejandro Sainz Orantes	Secretary Non-Member	Diego Martinez Rueda Chapital	Alternate Secretary Non-Member

Audit Committee:

Member	Position	Alternate Member	Position
José Manuel Canal Hernando	Chairman Series A (Independent)	Juan José Osa Rejas	Series A (Independent)
Josiah Rotenberg	Series B Member	Zachary Lewis	Series B Alternate Member
Jim Frownfelter	Series B Member	Jared S. Hendricks	Series B Alternate Member
Gabriel Miguel Agustín de Alba del Castillo Negrete	Series A-1 Member	Maite de Alba de Gandiaga	Series A-1 Alternate Member
Luis Daniel del Barrio Burgos	Statutory Auditor Non-Member	Alejandro González Anaya	Alternate Statutory Auditor Non-Member
Alejandro Sainz Orantes	Secretary Non-Member	Diego Martinez Rueda Chapital	Alternate Secretary Non- Member

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

Compensation

Generally, the salary of our personnel, including senior management, consists of a base salary as well as a performance bonus paid annually to personnel active as of the date of payment or that has worked for Satmex at least six months of the corresponding year, and based on the fulfillment of certain objectives which are reviewed by their supervisors annually. The same applies to Enlaces’ personnel.

Our compensation arrangements with our management team, provide for a base salary, and a performance-based annual bonus, which is determined by our board of directors.

For the year ended December 31, 2011, the aggregate senior management compensation for services in all capacities, including performance bonuses and severance payments to executives, was approximately $2.7 million, which includes an advance of the 2011 results variable compensation.

Our sales personnel’s performance bonuses, including that of our Vice President of Business Development, are based on certain sales objectives and are reviewed and paid three times a year to personnel active as of the date of payment. As of December 31, 2011, we paid or accrued $329,009 for the performance bonuses of our sales personnel.

During 2011, we paid members of our board of directors for their attendance at meetings of our board of directors, the Audit Committee and/or the Compensation Committee an aggregate amount of $274,119.

In May 2011, we negotiated a new salary increase of 5% and benefits increase of 2% for our unionized employees beginning June 1, 2011.

ITEM 7. Major Shareholders and Related Party Transactions

Since May 26, 2011, the capital stock of Satmex has been 6,590,489,729.77 Mexican pesos, represented by 130,000,000 of shares, divided as follows: (i) 117,000,000 Series N (or of “neutral investment”) shares representing 90% of the economic rights of Satmex; (ii) 6,370,000 Series B shares, representing 4.9% of the economic rights and 49% of the voting rights of Satmex; and (iii) 6,630,000 Series A shares, representing 5.1% of the economic rights and 51% of the voting rights of Satmex. The Shares are held as follows:

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

•

The Series A shares of Satmex entitle holders thereof to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which at least 51.0% of the capital is owned by Mexican individuals or entities (if entities, only if at least 51.0% of the capital of such entities is also owned by Mexican individuals or entities). All Series A shares of Satmex are owned by Holdsat México.

•

Series B shares of Satmex entitle the holders thereof to 49.0% of Satmex’s voting rights and 4.9% of the economic rights of all shares. The Series B shares may be owned by any person including foreign investors. The Series B shares of Satmex are currently held by (i) Investment Holdings BV, with 6,363,339 shares, (ii) EJA Holdings LTD, with 1,113 shares, and (iii) Centerbridge Capital Partners SBS (Cayman) L.P., with 4,081 shares. Satmex currently holds 1,467 Series B shares in its treasury.

•

Series N shares of Satmex entitle holders of such Series N shares to 90.0% of the economic rights of all shares and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another; (vi) merger of Satmex with and into another entity; or (vii) spin-off of certain Satmex assets into another entity. The Series N shares may be owned by any person, including foreign investors. Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. The Series N shares of Satmex are currently held by (i) Investment Holdings BV, with 116,877,651 shares, (ii) EJA Holdings LTD, with 20,448 shares, and (iii) Centerbridge Capital Partners SBS (Cayman) L.P., with 74,963 shares. Satmex currently holds 26,938 Series N shares in its treasury.

Related Party Transactions

Prior to the completion of the Recapitalization Transactions, the Mexican government and Loral Skynet Corporation were shareholders of Satmex.

Mexican Government

As part of the Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C-band and 206.77 MHz in Ku-band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved for the Mexican government will be defined according to applicable law and regulations. In addition, we are required to operate one L-band transponder owned by the Mexican government (through TELECOMM) on Solidaridad 2 until its end of life. Neither Satmex 5 nor Satmex 6 has any L-band transponders. According to SCT instructions, neither Satmex 7 nor Satmex 8 will have any L-band transponders.

Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually consistent with changes in the Consumer Price Index. Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control. The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For 2008, 2009, 2010 and 2011, our rental expense under our Property Concession was $504,229, $433,806, $480,434 and $507,466, respectively.

For 2009, 2010 and 2011, service revenue from related parties and the Mexican government amounted to $5.0 million, $7.2 million and $7.2 million, respectively.

Loral Usufructo

Loral Skynet Corporation has a Mexican usufructo with respect to seven transponders. Pursuant to Mexican law, the usufructo grants to Loral Skynet the right to use and enjoy only three transponders until the end of life of the Satmex 5 and the right to use and enjoy four transponders until the end of life of Satmex 6, for a total of seven transponders. This right will not to be affected by, and will survive, any future transfer of ownership of Satmex 5 or Satmex 6 to a third party.

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

ITEM 8. Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this Form 20-F.

Legal Matters

On December 15, 2010, we were notified of official communications number 2.1.8760, 2.1.8761 and 2.1.8762, dated December 10, 2010, issued by the Dirección General de Política de Telecomunicaciones y de Radiodifusión (General Direction for Telecommunications Policy and Broadcasting) of the SCT initiating procedures to impose sanctions for our alleged non-compliance with certain conditions of each of the Concessions, including evidence that the initial consideration payable for the Concessions was duly paid. We received a request to show evidence and proof of compliance with the foregoing conditions as well as compliance with article 242 of the Ley Federal de Derechos. We provided the SCT with information evidencing the payment of such consideration. We showed accurate evidence or proof of compliance with the other conditions of each Concession referenced in the official communications above. As a result, SCT concluded that there was no material breach. Notwithstanding the foregoing, on April 7, 2011, the SCT, through official communications number 2.1.3101, 2.1.3099 and 2.1.3100 (i) imposed monetary sanctions in the amount of MX$210,360 (approximately US$16,422 as at the March 23, 2012 exchange rate) for each Concession and (ii) determined that the administrative proceedings were totally and definitively terminated. On April 11, 2011, we provided the SCT with evidence of the payments of the fines. Such monetary sanctions did not have a material impact on our business or operations and the administrative proceedings originally initiated by SCT were terminated without any further consequence for Satmex.

On January 2, 2012, Enlaces filed an executive commercial lawsuit (Juicio Ejecutivo Mercantil) against Globalstar for the payment of an outstanding amount equal to US$863,690.55 resulting from services provided by Enlaces to Globalstar in connection with a Broadband and Internet Connectivity Services Agreement entered into by the parties on May 5, 2006. The trial was admitted by the Sixteenth Civil Court of the Federal District under docket 9/2012. On January 17, 2012, the court summoned Globalstar and ordered the seizure of certain of Globalstar’s assets to potentially satisfy the amount owed by Globalstar to Enlaces. On March 30, 2012, the court requested each party to present their closing arguments (final positions) so that the court can issue its first-instance judgment. Each party has filed its corresponding written closing arguments. Prior to the issuance of the first-instance judgment, the court must resolve interim procedural appeals that the parties may file. The parties may also file an appeal against the first-instance judgment once it has been issued. After the resolution of such appeals, if any, the parties may file an amparo (final-instance) appeal.

In the ordinary course of our business, we are from time to time named as a defendant in legal proceedings brought by former employees claiming they were terminated without cause, justification or other similar claims. We believe that these actions are not material, individually or in the aggregate, and therefore no reserves have been established in connection therewith.

Dividend Policy

We will not pay cash dividends unless we are permitted to do so under the terms of the Indenture relating to the Notes.

ITEM 9. The Offer and Listing

Not Applicable.

ITEM 10. Additional Information

Share Capital

After giving effect to the Recapitalization Transactions, Satmex is authorized to issue three types of shares: Series A shares, Series B shares and Series N shares. For a discussion of share capital, see “Item 7. Major Shareholders and Related Party Transactions” on page 76 hereof.

Articles of Incorporation

Set forth below is a summary of our Bylaws. This may not contain all of the information that is important to you. We refer you to an English translation of our Bylaws, effective May 26, 2011 as filed with our Form 6-K dated June 10, 2011. Our Bylaws were amended on September 30, 2011. The following descriptions are qualified by references to the Bylaws and applicable Mexican law.

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

Corporate Capital

Our corporate capital is variable. The minimum fixed portion of the corporate capital, without right of withdrawal, is the amount of Mx$50,000.00 (fifty thousand Mexican pesos), and is represented by common, nominative Class I shares, without par value, all of which are fully subscribed and paid. The variable portion of our corporate capital is for an unlimited amount and is represented by common, nominative Class II shares, without par value. Each share entitles the holder to cast one vote at Shareholders Meetings.

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

Holders of Series A shares (and any sub-series of Series A shares) of Satmex (individually or collectively, the “Series A Shareholders”) shall not sell, transfer, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise, including as a result of a merger, acquisition or other transaction that results, directly or indirectly, in a change of control of the Series A Shareholders) (each a “Transfer”), any of the Series A shares owned by the Series A Shareholders (the “Series A Shares”), except if such Transfer (i) is previously approved, as required, by the competent authorities who regulate the activities of Satmex, including, but not limited to, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) and the Ministry of Economy (Secretaría de Economía) with respect to the terms of the applicable provisions of the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and the Foreign Investment Law (Ley de Inversión Extranjera), and other competent authorities, in Mexico and/or abroad; and (ii) does not result in a breach by Satmex or its subsidiaries of any contractual obligation contained in (A) debt instruments issued by Satmex or (B) any other agreement or instrument entered into by Satmex shareholders with any third party. Any attempt to Transfer any Series A shares issued by Satmex in violation of this provision shall be null and void and Satmex shall refuse to register any such Transfer in the Registry Book of Nominative Shares of Satmex. Any permitted transferees pursuant to clauses (i) and (ii) above would be required to join any shareholders’ (or similar) agreement entered into by the shareholders of Satmex, if any, to effectuate the terms described herein and be subject to the same terms and conditions as the transferring shareholder, and such transfers may be conditioned on the prior conversion of shares to the corresponding series to comply with foreign investment restrictions and all authorizations granted to Satmex by the Ministry of Economy (Secretaría de Economía) in accordance with the provisions set forth in the Foreign Investment Law (Ley de Inversión Extranjera) and its regulations.

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

Holders of Series A-2 shares have the right to appoint one member of the Board of Directors and their corresponding alternate (each a “Series A-2 Director,” and collectively with the Series A-1 Directors, the “Series A Directors”).

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

Quorum Requirements. (a) Other than for Supermajority Matters, meetings of the Board of Directors are regarded as legally convened pursuant to a first call when the majority of its members are present, either physically or via telephone at the meeting, including a majority of the Series B Directors. In the case of a second or subsequent call, meetings of the Board of Directors are regarded as legally convened with the presence of the majority of its members, either physically or via telephone, including at least one of any Series B Director. Other than for Supermajority Matters, resolutions taken at meetings of the Board of Directors are valid if approved by the affirmative vote of the majority of the members present at the meeting, either physically or via telephone, including the vote of, at least, one of Series B Director.

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

(c) “Supermajority Matters” are:

1.	Engaging in any new line of business; 2. Transfer of all or a significant portion of Satmex’s material assets; 3. Adoption or amendment of the strategic business plan and annual budget;

2.	Transactions with any Affiliate of Satmex (or any of its subsidiaries) or any transaction in which any Series A Director or any affiliate of any holder of Series A Shares has directly or indirectly, any interest or participation;

3.	Deviations (i) from the annual budget that impact operating cash flow by the equivalent of $10,000,000 or more, or (ii) of 10% or more of the annual budget;

4.	Incurrence, prepayment or voluntary redemption of indebtedness by Satmex or any of its subsidiaries;

5.	Engagement of Satmex’s public accounting firm;

6.	Change in accounting or tax methods by Satmex or any of its subsidiaries or controlled entities;

7.	Settlement by Satmex or of any of its subsidiaries or controlled entities of litigation and arbitration above $1,000,000;

8.	Adoption of or material amendment to any executive management compensation or employee benefit plan by Satmex or of any of its subsidiaries or controlled entities;

9.	Voting Resolution;

10.	Initial public offering of equity securities or registration of securities for such purposes by either Satmex or any of its subsidiaries or controlled entities;

11.	Any issuance of common stock by Satmex or any of its subsidiaries or controlled entities;

12.	Hiring or firing of Chief Executive Officer or Chief Financial Officer (or the equivalent) of Satmex or of any of its subsidiaries or controlled entities;

13.	Any acquisition or disposition of securities of any other company (however structured, including if by merger);

14.	Satmex making any other loan or investment in any existing subsidiary or controlled entity other than a wholly-owned subsidiary;

15.	Any acquisition or disposition of assets of Satmex constituting a business or other assets having a fair market value above $1,000,000;

16.	Request of filing for, or consent to, any modification or transfer of the orbital concessions held, or to be held, by Satmex;

17.	Amending or waiving in any material respect any provision of any shareholders’ agreement, limited liability company or partnership agreement, or any equivalent agreement of Satmex or of any of its subsidiaries or controlled entities;

18.	Voluntary bankruptcy or concurso mercantil or consent to involuntary bankruptcy or concurso mercantil, by Satmex or of any of its subsidiaries or controlled entities, without regard to the jurisdiction in which such proceeding is commenced; and

19.	Filing for bankruptcy or concurso protection in any jurisdiction.

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

5. Be directly responsible for the oversight of compliance with the corporate practices set forth in the By-laws and the Bylaws of any subsidiaries of Satmex, and the protection of the minority rights therein established;

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

See “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions” for a description of our material contracts.

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

The U.S. and Mexico have entered into a Convention for the Avoidance of Double Taxation (the “Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain U.S. Noteholders are summarized below. The U.S. and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into, and is negotiating, several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the Notes may be subject.

This summary of certain Mexican tax considerations deals with Noteholders that (a) are not residents of Mexico for Mexican tax purposes and (b) do not conduct a trade or business through a permanent establishment in Mexico (each, a “Foreign Holder”). For purposes of Mexican Taxation, tax residency is a highly technical definition which involves several factual situations.

In general terms, an individual is a resident of Mexico if he or she has established his or her home in Mexico. When such person also has a home in another country different from Mexico, the individual will be considered a resident of Mexico for tax purposes if his/her center of vital interests is located in Mexico, which is deemed to occur if (i) more than 50% of such individual’s total income, in any calendar year, is from Mexican sources, or (ii) such individual’s principal center of professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico in which his/her income is considered as subject to a preferential tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Unless proven otherwise, a Mexican national is deemed a resident of Mexico for tax purposes.

A corporation is considered a resident of Mexico for tax purposes if it maintains the principal administration of its business or the effective location of its management in Mexico, regardless of the country in which such entity was incorporated.

A permanent establishment in Mexico of a non-resident person will be treated under the same rules applicable to a resident of Mexico for tax purposes, and will be required to pay taxes in Mexico in accordance with applicable tax laws with respect to income attributable to such permanent establishment.

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

Taxation of Interest and Principal

Under the Mexican Income Tax Law, interest, regardless of the name used is subject to Mexican withholding tax.

Among others, interest for Mexican tax purposes refers to yields of credit of any nature, with or without mortgage guarantee and whether entitled or not to participate in the benefits; yields from public debt, bonds and debentures (including premiums and prizes assimilated to such yields), premiums paid on loans of securities, discounts for placement of negotiable securities, bonds or debentures, commissions or payments for the opening or guarantee of credits (regardless of whether such credits are contingent), payments to a third party for opening or guaranteeing a credit (regardless of whether such credits are contingent), payments to a third party for accepting to guarantee negotiable instruments or to furnish a guarantee or accept a liability of any other nature, gain from the transfer of publicly traded securities pursuant to Article 9th of the Mexican Income Tax Law, as well as gain realized by a foreign resident from the transfer of credits due from a Mexican resident or a foreign resident with a permanent establishment in Mexico, when acquired by a Mexican resident or by a foreign resident with a permanent establishment in this country.

Under the Mexican Income Tax Law, payments of interest made in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder, will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (a) the Notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation and such tax treaty is in effect; (b) with respect to the Notes, the notice referred in the second paragraph of article 7 of the Mexican Securities Law (Ley del Mercado de Valores) is filed with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and (c) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. If such requirements are not met, the applicable withholding tax rate will be 10%.

As of the date of this annual report on Form 20-F, neither the Tax Treaty nor any other tax treaty currently in force, provides for a lower withholding tax rate than the 4.9% imposed on interest income earned by foreign residents under the Mexican Income Tax Law. Therefore, neither the Tax Treaty nor other treaties are expected to have any effect on the Mexican tax consequences described in this summary.

A higher income tax withholding rate (30% for 2012, 29% for 2013, and 28% for 2014 and thereafter) will be applicable when the beneficial owners of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, receive more than 5% of the aggregate amount of such payments on the Notes and such beneficiaries are (a) shareholders of Satmex who own, directly or indirectly, individually or collectively with related persons, more than 10% of Satmex’s voting stock or (b) entities more than 20% the stock of which is owned, directly or indirectly, individually or collectively with related persons, by Satmex or by persons related to Satmex. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them or a third person holds an interest in the business or property of both persons.

Payments of interest made with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided, that any such fund is (a) the beneficial owner of the interest payment with respect to the Notes, (b) duly incorporated pursuant to the laws of its country of origin, (c) exempt from income tax in such country, (d) registered with the Ministry of Finance for that purpose and (e) the relevant interest income is exempt from taxes in such country.

Noteholders may be requested to, subject to specified exceptions and limitations, provide certain information or documentation necessary to enable us to apply the appropriate Mexican withholding tax rate on interest payments under the Notes made by us to such Noteholders. In the event that the specified information or documentation concerning the Noteholder, if requested, is not timely provided, we may withhold Mexican tax from interest payments on the Notes to that Noteholder at the maximum applicable rate.

Gross-Up of Interest Withholding

Satmex is required under current Mexican law to deduct Mexican withholding taxes at the rate of 4.9% from interest payments made to Noteholders who are not residents of Mexico and pay such taxes to the Mexican tax authorities. Satmex will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of interest by each Noteholder after the applicable Mexican withholding (including any withholding imposed on the Additional Amounts) will equal the amount of interest that would have been received in the absence of such withholding; provided, however, that no Additional Amounts will be payable with respect to any incremental taxes that would not have been imposed but for the Noteholder being a more than 10% owner, directly or indirectly, individually or collectively with related persons of the voting stock in Satmex and being a beneficial owner, directly or indirectly, individually or collectively with related persons of more than 5% of the interest arising from the Notes; provided that notwithstanding the foregoing, such Noteholder shall continue to be entitled to any Additional Amounts that otherwise would have been payable to such Noteholder had such Noteholder’s direct or indirect ownership remained below the ownership levels specified in this paragraph.

Payments of Principal

Under the Mexican Income Tax Law, principal paid to Noteholders who are non-resident of Mexico for tax purposes is not subject Mexican withholding taxes or any other similar taxes.

Taxation of Acquisitions and Dispositions

Pursuant to the Mexican Income Tax Law, a tax is imposed upon the acquisition at a discount of a Note by a purchaser that is a non-resident of Mexico for tax purposes, to the extent that the seller is a resident of Mexico or a non-resident with a permanent establishment in Mexico. In such case, the difference between the sale price and the aggregate face value and accrued but unpaid interest not previously subject to withholding tax will be deemed interest for Mexican tax purposes and thereby subject to 10% tax. The seller resident of Mexico or a non-resident with a permanent establishment in Mexico will be required to withhold the 10% tax relating to deemed interest income from the purchaser and remit it to the Tax Administration Service.

Gains resulting from the sale or other disposition of the Notes by a Foreign Holder when the purchaser is a resident of Mexico or a non-resident with a permanent establishment in Mexico will be characterized as interest for Mexican tax purposes and thus subject to income tax in Mexico. As a result, the purchaser resident of Mexico or a non-resident with a permanent establishment in Mexico shall withhold the tax at the applicable rates mentioned above. In any case, the difference between the sales price over the face value of the Notes will be considered as interest.

Transfer and Other Taxes

There are no Mexican stamp, registration or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Notes. A Foreign Noteholders will not be liable for Mexican estate, gift, inheritance or any similar tax with respect to the Notes.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

During the years ended December 31, 2011, 2010 and 2009, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.8%, 4.4% and 3.6%, respectively. A portion of our expenditures, including capital expenses and satellite insurance, and our customer contracts are not directly affected by Mexican inflation because they are denominated in U.S. dollars. However, high inflation rates would affect Mexican peso-denominated expenses, such as payroll and rent. To the extent that the Mexican peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our Mexican peso-denominated expenses. We do not use foreign currency hedges.

The Mexican peso appreciated against the U.S. dollar by approximately 3.5% and 5.4% in 2009 and 2010, respectively, and depreciated against the U.S. dollar by approximately 13.1% in 2011. A substantial majority of our revenues are in U.S. dollars. As noted above, although many of our costs and expenses are also denominated in U.S. dollars, approximately 56% are in pesos. As a result, the appreciation of the peso against the U.S. dollar results in an increase in our expenses as reflected in dollars in our financial statements.

ITEM 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and the Interim Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based upon review, our Chief Executive Officer and the Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and the Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and our Interim Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our “Principal Executive Officer” and “Principal Financial Officer,” we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our review under such criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

This annual report does not include an attestation report of Satmex’s registered public accounting firm regarding internal control over financial reporting. Internal controls on financial reporting are not subject to attestation by Satmex’s independent registered public accounting firm pursuant to rules of the SEC that permit Satmex to provide only management’s report.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting in 2011 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

We have had an audit committee since August 4, 2004. On November 30, 2006, we merged the audit and the compensation committees and created the CUAC. As of May 26, 2011, a separate audit committee was created, composed of four (4) members, one of which is an independent member. The statutory auditor and the audit committee secretary also attend audit committee meetings except that both of which are not members of the audit committee.

Mr. Canal, Chairman of the Audit Committee, qualifies as an audit committee financial expert, as defined by the Sarbanes Oxley Act, as amended.

ITEM 16B. Code of Ethics

In 2009, we implemented a board-approved code of ethics that applies to all employees, directors, and officers of the Company. To strengthen the code of ethics, Satmex and Enlaces implemented a Whistle Blowing System through a third-party provider.

In the year ended December 31, 2011, a total of four (4) reports were received and investigated. None was classified as relevant.

An English translation of the code of conduct is posted on our website www.satmex.com and a copy will be provided upon request.

ITEM 16C. Principal Accountant Fees and Services

The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu Limited, our independent registered public accounting firm, in connection with professional services rendered to us in 2011, 2010 and 2009, respectively, were as follows:

	2011	2010	2009
Audit fees (1)	$537	$502	$683
Audit-related services (2)	205	—	—
Tax fees (3)	112	92	120

Total fees	$854	$594	$803

(In thousands of U.S. dollars)

(1)	Audit fees: In addition to the aggregate fees billed for each of the last two fiscal years for professional services rendered by GYRU for the audit of the registrant’s annual financial statements, review of financial statements included in the registrant’s annual report on Form 20-F and statutory and regulatory audits prepared under Mexican NIF (Normas de Información Financiera).
(2)	Audit-related services: This category includes services related to comfort letters, consents and assistance with and review of certain documents filed with the SEC.
(3)	Tax fees: Tax fees in the above table are fees billed by GYRU in connection with financial statements for tax purposes.

Our Audit Committee (formerly the CUAC) must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit. In 2011, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption. The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5.0% or less of the total revenues paid by the Company to the accountant during the fiscal year; (b) such services were not recognized at the time of engagement as non-audit services; and (c) such services were promptly brought to the attention of the Audit Committee (formerly the CUAC) and approved by the Audit Committee (formerly the CUAC) prior to completion of the audit.

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

PART III

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

(a)	Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2011 (Successor Registrant) and 2010 (Predecessor Registrant)	F-3

Consolidated Statements of Operations for the Periods From May 26, 2011 Through December  31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant)

F-4

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Periods From May  26, 2011 Through December 31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant)

F-5

Consolidated Statements of Cash Flows for the Periods From May 26, 2011 Through December  31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and For the Years Ended December, 2010 and 2009 (Predecessor Registrant)

F-6
Notes to Consolidated Financial Statements	F-8
Schedule of Valuation and Qualifying Accounts	F-48

(b)	Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (Bylaws) of Satélites Mexicanos, S.A. de C.V. (1)

1.2	Estatutos Sociales (Bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (9)

1.3	Compulsa de Estatutos Sociales (Amended and Restated Bylaws) of Satélites Mexicanos, S.A. de C.V. (11)

1.4	Compulsa de Estatutos Sociales (Amended and Restated Bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (11)

2.1	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named there in, as first priority guarantors, and HSBC Bank USA, National Association, as first priority indenture trustee (4)

2.2	First Priority Collateral Trust Agreement among Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named therein, HSBC Bank USA, National Association, as indenture trustee, and HSBC Bank USA, National Association, as collateral trustee, dated as of November 30, 2006 (4)

2.3	Intercreditor Agreement, dated as of November 30, 2006, by and among Satélites Mexicanos, S.A. de C.V., as the Company, HSBC Bank USA, National Association, as the first priority collateral trustee and as the first priority indenture trustee, and Wells Fargo Bank, National Association, as the second priority collateral trustee and as the second priority indenture trustee (4)

2.4	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its First Priority Senior Secured Notes due 2011 (4)

2.5	First Priority Mortgage in and over the Mortgaged Assets to secure the First Priority Obligations granted by the Company in favor of, and/or for the benefit of, HSBC Bank USA, National Association, in its capacity as first priority collateral trustee under the First Priority Collateral Trust Agreement for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement (4)

2.6	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and Enlaces Integra S. de R.L. de C.V., as the Company (4)

2.7	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V. as pledgor, HSBC Bank USA, National Association, as first priority collateral trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as pledgee, and SMVS-Servicios Tecnicos, S. de R.L. de C.V., as the Company (4)

2.8	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as pledgor, HSBC Bank USA, National Association, as first priority collateral trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as pledgee, and SMVS-Administración, S. de R.L. de C.V., as the Company (4)

2.9	Floating Lien Pledge Agreement, as of November 30,2006, by and between SMVS-Servicios Tecnicos, S. de R.L. de C.V., as pledgor, and HSBC Bank USA, National Association, as first priority collateral trustee for itself and for the benefit of the First Priority Holders, as the pledgee (4)

Exhibit No.	Description

2.10	Floating Lien Pledge Agreement, as of November 30,2006, by and between SMVS-Administración, S. de R.L. de C.V., as pledgor, and HSBC Bank USA, National Association, as first priority collateral trustee for itself and for the benefit of the First Priority Holders, as the pledgee (4)

2.11	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., as issuer, each of the Second Priority Guarantors named therein as second priority guarantors, and Wells Fargo Bank, National Association, as trustee (4)

2.12	Second Priority Collateral Trust Agreement, among Satélites Mexicanos, S.A. de C.V., each of the Second Priority Guarantors named therein, Wells Fargo Bank, National Association, as indenture trustee, and Wells Fargo Bank, National Association, as collateral trustee, dated as of November 30, 2006 (4)

2.13	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its Second Priority Senior Secured Notes due 2013 (4)

2.14	Second Priority Mortgage in and over the Mortgaged Assets of Satélites Mexicanos, S.A. de C.V. to secure the Second Priority Obligations granted by the Company in favor of, and/or for the benefit of, Wells Fargo Bank, National Association, in its capacity as second priority collateral trustee under the second priority collateral trust agreement for the benefit of the beneficiaries of the Second Priority Collateral Trust Agreement (4)

2.15	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the pledgor, and Wells Fargo Bank, N.A., as second priority collateral trustee and for the benefit of the second priority holders pursuant to the Second Collateral Trust Agreement, as the pledgee, and Enlaces Integra, S. de R.L. de C.V., as the Company (4)

2.16	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the pledgor, and Wells Fargo Bank, N.A., as second priority collateral trustee and for the benefit of the second priority holders pursuant to the Second Collateral Trust Agreement, as the pledgee, and SMVS Administración, S. de R.L. de C.V., as the Company (4)

2.17	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satélites Mexicanos, S.A. de C.V., as the pledgor, and Wells Fargo Bank, N.A., as second priority collateral trustee and for the benefit of the second priority holders pursuant to the Second Collateral Trust Agreement, as the pledgee, and SMVS-Servicios Técnicos, S. de R.L. de C.V., as the Company (4)

2.18	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administración, S. de R.L. de C.V., as pledgor, and Wells Fargo Bank, N.A., as second priority collateral trustee for itself and for the benefit of the second priority holders, as the pledgee (4)

2.19	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Técnicos, S. de R.L. de C.V., as pledgor, and Wells Fargo Bank, N.A., as second priority collateral trustee for itself and for the benefit of the second priority holders, as the pledgee (4)

2.20	Irrevocable Administration Trust Agreement No. F/589, dated as of November 28, 2006, by and between Satélites Mexicanos, S.A. de C.V. as the Company, in its capacity as settlor and beneficiary, and Deutsche Bank Mexico, S.A., Institution de Banca Multiple, Division Fiduciaria, in its capacity as trustee (4)

2.21	Agency Agreement, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as Agent, for the benefit of holders of Trust Interests (4)

2.22	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V. for the benefit of certain holders of Beneficial Interests in the Irrevocable Administrative Trust Agreement No. F/0 598, dated November 28, 2006 (4)

Exhibit No.	Description

2.23	Supplemental Indenture, dated as of December 30, 2008, among Satélites Mexicanos, S.A. de C.V., as issuer, Alterna’TV Corporation, as new first priority guarantor, and HSBC Bank USA, National Association, as trustee (6)

2.24	Supplemental Indenture, dated as of January 20, 2009, among Satélites Mexicanos, S.A. de C.V., as issuer, Alterna’TV Corporation, as new second priority guarantor, and Wells Fargo Bank, National Association, as trustee (6)

2.25	Additional Guarantee Designation, dated December 30, 2008, delivered to HSBC Bank USA, National Association, as trustee, by Alterna’TV Corporation, as new first priority guarantor (6)

2.26	Additional Guarantee Designation, dated January 20, 2009, delivered to Wells Fargo Bank, National Association, as trustee, by Alterna’TV Corporation, as new second priority guarantor (6)

2.27	Joinder, dated January 20, 2009, by Alterna’TV Corporation (6)

2.28	Pledge Agreement, dated as of December 30, 2008, by and between Satélites Mexicanos, S.A. de C.V., as pledgor, and HSBC Bank USA, National Association, as trustee (6)

2.29	Pledge Agreement, dated as of January 20, 2009, by and between Satélites Mexicanos, S.A. de C.V., as pledgor, and Wells Fargo Bank, National Association, as trustee (6)

2.30	Supplemental Indenture, dated as of May 21,2009, among Satélites Mexicanos, S.A. de C.V. as Issuer, Alterna’TV International Corporation, as New First Priority Guarantor, and HSBC Bank USA, National Association, as Trustee (6)

2.31	Supplemental Indenture, dated as of May 21,2009, among Satélites Mexicanos, S.A. de C.V., as issuer, Alterna’TV International Corporation, as new second priority guarantor, and Wells Fargo Bank, National Association, as trustee(6)

2.32	Additional Guarantee Designation, dated May 21, 2009, delivered to HSBC Bank USA, National Association, as trustee, by Alterna’TV International Corporation, as new first priority guarantor (6)

2.33	Additional Guarantee Designation, dated May 21, 2009, delivered to Wells Fargo Bank, National Association, as trustee, by Alterna’TV International Corporation, as new second priority guarantor (6)

2.34	Joinder, dated May 21, 2009, by Alterna’TV International Corporation (6)

2.35	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as trustee (6)

2.36	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as trustee (6)

2.37	Agreement and Plan of Merger, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Satmex Escrow, S.A. de C.V (9)

2.38	Indenture, dated as of May 5, 2011, by and between Satmex Escrow, S.A. de C.V. and Wilmington Trust FSB, as trustee (9)

2.39	Collateral Trust Agreement, dated as of May 26, 2011, by and among Satélites Mexicanos, S.A. de C.V., the Guarantors from time to time party thereto, Wilmington Trust, FSB, as trustee, and Wells Fargo National Association, as collateral trustee (9)

2.40	Registration Rights Agreement, dated as of May 5, 2011, by and among Satélites Mexicanos, S.A. de C.V., Satmex Escrow, S.A. de C.V., Alterna’TV Corporation, Alterna’TV International Corporation and Jefferies & Company, Inc. (9)

Exhibit No.	Description

2.41	Security Agreement, dated as of May 26, 2011, by and among Alterna’TV Corporation, Alterna’TV International Corporation, the other grantors from time to time party thereto and Wells Fargo Bank, National Association, as collateral trustee (9)

2.42	Pledge Agreement, dated as of May 26, 2011, among Satélites Mexicanos, S.A. de C.V., the other pledgors from time to time party thereto, and Wells Fargo Bank, National Association, as collateral trustee (9)

2.43	Mortgage, dated as of May 26, 2011, granted by Satélites Mexicanos, S.A. de C.V. in favor of Wells Fargo Bank, National Association, as collateral trustee (English Translation) (9)

2.44	Floating Lien Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee (English Translation) (9)

2.45	Equity Interest Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee (English Translation) (9)

2.46	Guarantee of Alterna’TV Corporation (9)

2.47	Guarantee of Alterna’TV International Corporation (9)

4.1	Satellite Concession 116.8 degrees W.L. (1)

4.2	Satellite Concession 116.8 degrees W.L. (English Translation) (1)

4.3	Satellite Concession 113.0 degrees W.L. (1)

4.4	Satellite Concession 113.0 degrees W.L. (English Translation) (1)

4.5	Satellite Concession 109.2 degrees W.L. (1)

4.6	Satellite Concession 109.2 degrees W.L. (English Translation) (1)

4.7	Extension of Satellite Concession 116.8 degrees W.L. effective at the expiration of the current Satellite Concession 116.8 degrees W.L. (11)

4.8	Extension of Satellite Concession 116.8 degrees W.L. effective at the expiration of the current Satellite Concession 116.8 degrees W.L. (English Translation) (11)

4.9	Extension of Satellite Concession 113.0 degrees W.L. effective at the expiration of the current Satellite Concession 113.0 degrees W.L. (11)

4.10	Extension of Satellite Concession 113.0 degrees W.L. effective at the expiration of the current Satellite Concession 113.0 degrees W.L. (English Translation) (11)

4.11	Extension of Satellite Concession 114.9 degrees W.L. (exchanged for 109.2 degrees W.L.) effective at the expiration of the current Satellite Concession 114.9 degrees W.L. (11)

4.12	Extension of Satellite Concession 114.9 degrees W.L. (exchanged for 109.2 degrees W.L.) effective at the expiration of the current Satellite Concession 114.9 degrees W.L. (English Translation) (11)

4.13	Property Concession (1)

4.14	Property Concession (English Translation) (1)

4.15	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R. L. de C.V. (1)

4.16	Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000, the Tenth Amendment thereto, dated December 1, 2005 and the Twelfth Amendment thereto, dated February 1, 2006 (2)

Exhibit No.	Description

4.17	Thirteenth Amendment, dated September 15, 2006, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (5)

4.18	Fourteenth Amendment, dated August 1, 2008, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (6)

4.19	Fifteenth Amendment, dated February 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (6)

4.20	Sixteenth Amendment, dated September 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (7), (12)

4.21	Seventeenth Amendment, dated October 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (8), (12)

4.22	Stock Purchase Agreement, dated February 26, 2010, between EchoStar Satellite Acquisition L.L.C. and Satélites Mexicanos, S.A. de C.V. (2), (8)

4.23	Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. (executed on May 7, 2010 and effective as of April 1, 2010) for the design and construction of a new, 64 transponder, C- and Ku-band satellite, Satmex 8 (8), (12)

4.24	Eighteenth Amendment, dated July 1, 2010, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20,2000 (10), (12)

4.25	Nineteenth Amendment, dated June 30, 2011 (effective as of August 1, 2010), to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (11), (12)

4.26	Launch Services Agreement, dated December 23, 2010, between Satélites Mexicanos, S.A. de C.V. and ILS International Launch Services, Inc. for the launch of its C- and Ku-band satellite, Satmex 8 together with Amendment No. 1 dated January 19, 2011 (10), (12)

4.27	Amendment No. 1, dated January 19, 2011, to Contract No. ILSB-1006-4488 for Launch Services between ILS International Launch Services, Inc. and Satélites Mexicanos, S.A. de C.V. (10)

4.28	Amendment No. 1, dated February 24, 2011, to the Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. for the Satmex 8 Satellite Program (10), (12)

4.29	Twentieth Amendment, dated March 1, 2011, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (11), (13)

4.30	Amendment No. 2, dated November 15, 2011, to Contract No. ILSB-1006-4488 for Launch Services between ILS International Launch Services, Inc. and Satélites Mexicanos, S.A. de C.V. (11)

4.31	Amendment No. 2, dated January 16, 2012, to the Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. for the Satmex 8 Satellite Program (11), (13)

4.32	Launch Services Agreement, dated February 3, 2012, between Space Exploration Technologies Corp. and Satélites Mexicanos, S.A. de C.V. for launch services for Satmex 7 on a Falcon 9 launch vehicle (11), (13)

Exhibit No.	Description

4.33	Amendment No. 1, dated March 2, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle (11), (13)

4.34	Amendment No. 2, dated March 9, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle (11), (13)

4.35	Master Procurement Agreement, dated March 13, 2012, among Satélites Mexicanos, S.A. de C.V., Boeing Satellite Systems International, Inc. and Asia Broadcast Satellite Holdings Ltd. under which Satmex committed to purchase one of the initial four satellites, designated Satmex 7, and agreed to enter into the Satmex Procurement Agreement pursuant to which Boeing will develop and manufacture Satmex 7 (11), (13)

4.36	Commercial Satellite Delivery Contract (Contract No. BSS-SATMEX-12-001B), dated March 13, 2012, for the manufacture and delivery of Satmex 7 and satellite simulator software, satellite control software and training (11), (13)

4.37	Bilateral Agreement, dated March 13, 2012, between Satélites Mexicanos, S.A. de C.V. and Asia Broadcast Satellite Holdings Ltd. to share launch services, allocate common costs and cross-indemnify each other for any actions or changes to under a joint procurement program for four C- and Ku-band satellites (11), (13)

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer (11)

12.2	Section 302 Certification of René Morán Salazar, Interim Chief Financial Officer (11)

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer (11)

13.2	Section 906 Certification of René Morán Salazar, Interim Chief Financial Officer (11)

(1)	Incorporated by reference from the registrant’s Registration Statement on Form F-4 filed on November 9, 1998 (File No. 333-8880).
(2)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2005.
(3)	Incorporated by reference from the registration’s Amendment to Form T-3 filed on November 22, 2006 (File No. 022-28822).
(4)	Incorporated by reference from the registrant’s Form 6-K for the month of December, 2006.
(5)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2006.
(6)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2008.
(7)	Incorporated by reference to the registrant’s Form 20-F for the fiscal year ended December 31, 2009.
(8)	Incorporated by reference from the registrant’s Form 6-K filed November 22, 2010.
(9)	Incorporated by reference from the registrant’s Form 6-K filed June 10, 2011.
(10)	Incorporated by reference from the registrant’s Form 20-F for the fiscal year ended December 31, 2010.
(11)	Filed herewith.
(12)	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the SEC on the date of the filing of the registrant’s Form 20-F for the fiscal year ended December 31, 2010.
(13)	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the SEC on the date of the filing of this Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

By:	/s/ RENÉ MORÁN SALAZAR
René Morán Salazar
Interim Chief Financial Officer

Date: April 27, 2012

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements

Table of contents	Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2011 (Successor Registrant) and 2010 (Predecessor Registrant)	F-3

Consolidated Statements of Operations for the Periods From May 26, 2011 Through December  31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant)

F-4

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Periods From May 26, 2011 Through December 31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant)

F-5

Consolidated Statements of Cash Flows for the Periods From May 26, 2011 Through December  31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and For the Years Ended December, 2010 and 2009 (Predecessor Registrant)

F-6

Notes to Consolidated Financial Statements	F-8

Schedules of Valuation and Qualifying Accounts	F-48

Report of Independent Registered Public

Accounting Firm

To the Board of Directors and Shareholders of

Satélites Mexicanos, S. A. de C. V. and Subsidiaries:

Mexico City, Mexico

We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex”) as of December 31, 2011 (Successor Registrant balance sheet) and as of December 31, 2010 (Predecessor Registrant balance sheet), and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the period from May 26, 2011 through December 31, 2011 (Successor Registrant operations) and for the period from January 1, 2011 through May 25, 2011 and for each of the two years in the period ended December 31, 2010 (Predecessor Registrant operations). Our audits also included the financial statement schedule of the Successor Registrant for the period from May 26, 2011 through December 31, 2011 and the Predecessor Registrant for the period from January 1, 2011 through May 25, 2011 and for each of the two years in the period ended December 31, 2011, as listed in the table of contents. These consolidated financial statements and financial statement schedule are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, the Successor Registrant consolidated financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S. A. de C. V. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the period from May 26, 2011 through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Registrant consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Registrant as of December 31, 2010 and the results of their operations and their cash flows for the period from January 1, 2011 through May 25, 2011 and for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such Successor and Predecessor Registrant consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, as a result of the recapitalization transactions described therein, effective May 26, 2011 a change in control occurred. As a result, the Successor Registrant applied push-down accounting in its consolidated financial statements to reflect its acquisition by the Group of Investors. Therefore, the consolidated financial statements of the Successor Registrant are presented on a different basis than those of the Predecessor Registrant and, therefore, are not comparable.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. Alejandro González Anaya

Mexico City, Mexico

February 22, 2012

(April 9, 2012 as to Note 20)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2011 and 2010

(In thousands of U. S. dollars)

	Successor Registrant	Predecessor Registrant
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$79,251	$75,712
Accounts receivable, net	12,658	13,126
Due from related parties	—	840
Inventories, net of allowance for obsolescence	489	494
Prepaid insurance and other assets	6,687	4,911

Total current assets	99,085	95,083

Satellites and equipment, net	443,015	265,158
Concessions, net	44,628	38,185
Intangible assets	63,810	7,156
Deferred financing cost	13,677	—
Guarantee deposits and other assets	728	873
Goodwill	—	32,502

Total	$664,943	$438,957

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Short-term portion of debt obligations	$—	$238,237
Accounts payable and accrued expenses	18,863	16,411
Deferred revenue	1,361	2,344
Income tax payable	454	101
Deferred income taxes	1,490	325

Total current liabilities	22,168	257,418

Debt obligations	325,000	197,873
Deferred revenue	33,800	60,666
Guarantee deposits and accrued expenses	2,904	2,677
Labor obligations	891	943
Deferred income taxes	19,889	5,413

Total liabilities	404,652	524,990

Contingencies and commitments (Note 17)

Shareholders’ equity (deficit):
Paid-in capital	275,662	46,764
(Predecessor Registrant common stock, class I, no par value, 10,312,499 shares authorized, issued and outstanding	—	—
Predecessor Registrant common stock, class II, no par value, 36,562,500 shares authorized, issued and outstanding	—	—
Successor Registrant common stock, class I, no par value, 50,000 shares authorized, issued and outstanding	—	—
Successor Registrant common stock, class II, no par value, 129,950,000 shares authorized, issued and outstanding)	—	—
Accumulated deficit	(18,882)	(136,320)

Total Satélites Mexicanos, S. A. de C. V. shareholders’ equity (deficit)	256,780	(89,556)
Noncontrolling interest	3,511	3,523

Total shareholders’ equity (deficit)	260,291	(86,033)

Total	$664,943	$438,957

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Operations

For the periods from May 26, 2011 through December 31, 2011 (Successor Registrant) and from January 1, 2011 through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant)

(In thousands of U. S. dollars)

	Successor Registrant	Predecessor Registrant
	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010	2009

Revenues:
Satellite services	$59,714	$43,734	$105,781	$102,061
Broadband satellite services	7,433	5,190	12,910	12,384
Programming distribution services	7,563	4,786	10,071	10,594

	74,710	53,710	128,762	125,039

Cost of satellite services(1)	6,191	4,401	11,405	12,884
Cost of broadband satellite services(1)	1,388	685	2,821	2,249
Cost of programming distribution services(1)	4,393	2,625	5,387	5,331
Selling and administrative expenses(1)	12,792	7,714	17,040	16,893
Depreciation and amortization	46,547	17,080	43,402	47,657
Recapitalization transactions expenses	—	28,766	16,443	3,324

	71,311	61,271	96,498	88,338

Operating income (loss)	3,399	(7,561)	32,264	36,701

Other (expenses) income:
Interest expense	(8,990)	(19,499)	(45,789)	(43,708)
Interest income	328	150	345	480
Foreign exchange (loss) gain – net	(1,461)	349	71	12

Loss before income tax	(6,724)	(26,561)	(13,109)	(6,515)

Income tax expense	12,133	2,199	779	13,233

Net loss	(18,857)	(28,760)	(13,888)	(19,748)

Less: Net income attributable to noncontrolling interest	25	3	444	406

Net loss attributable to Satélites Mexicanos, S. A. de C. V.	$(18,882)	$(28,763)	$(14,332)	$(20,154)

(1)	Exclusive of depreciation and amortization shown separately below.

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Deficit)

For the periods from May 26, 2011 through December 31, 2011 (Successor Registrant) and from January 1, 2011 through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant)

(In thousands of U. S. dollars, except share data)

	Shares Issued	Paid-in capital	(Accumulated deficit)	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance, January 1, 2009	4,687,500	$46,764	$(101,834)	$2,673	$(52,397)
Net (loss) income	—	—	(20,154)	406	(19,748)

Balance, December 31, 2009	4,687,500	46,764	(121,988)	3,079	(72,145)
Net (loss) income	—	—	(14,332)	444	(13,888)

Balance, December 31, 2010	4,687,500	46,764	(136,320)	3,523	(86,033)
Net (loss) income from January 1, 2011 through May 25, 2011	—	—	(28,763)	3	(28,760)

Balance, May 25, 2011 (Predecessor Registrant)	4,687,500	46,764	(165,083)	3,526	(114,793)

Push-down accounting adjustments:
Valuation adjustments, net	—	225,363	—	(40)	225,323
Elimination of Predecessor accumulated deficit	—	(165,083)	165,083	—	—

Issuance of common stock	116,022,700	90,000	—	—	90,000

Capitalization of debt into common stock	9,289,800	78,618	—	—	78,618

Net (loss) income from May 26, 2011 through December 31, 2011	—	—	(18,882)	25	(18,857)

Balance, December 31, 2011 (Successor Registrant)	130,000,000	$275,662	$(18,882)	$3,511	$260,291

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the periods from May 26, 2011 through December 31, 2011 (Successor Registrant) and from January 1, 2011 through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant)

(In thousands of U. S. dollars)

	Successor Registrant	Predecessor Registrant
	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010	2009

Cash flows from operating activities:
Net loss	$(18,857)	$(28,760)	$(13,888)	$(19,748)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net periodic pension cost	(24)	—	208	274
Depreciation and amortization	46,547	17,080	43,402	47,657
Deferred income taxes	10,814	1,575	191	517
Deferred revenue	(794)	(977)	(2,344)	(2,344)
Amortization of deferred financing costs	1,806	—	—	—
Provision for (reversal of) allowance for doubtful accounts	1,360	—	172	(150)
Interest accrued to principal on debt obligations	—	4,020	15,495	14,318
Write-off of satellite construction costs	—	—	—	1,256

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	5,594	(6,486)	(3,755)	7,888
Due from related parties	—	840	(376)	(79)
Inventories	171	(166)	(84)	(223)
Prepaid insurance	(560)	1,881	784	(1,989)
Guarantee deposits and other assets	277	(132)	(227)	69
Accounts payable, accrued expenses and income tax	(13,472)	18,594	(457)	(1,977)
Guarantee deposits and accrued expenses	(508)	665	1,889	525

Net cash provided by operating activities	32,354	8,134	41,010	45,994

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(150,537)	(42,333)	(63,113)	—
Acquisition of equipment	(1,627)	(635)	(4,578)	(1,808)

Net cash used in investing activities	(152,164)	(42,968)	(67,691)	(1,808)

Continued

	Successor Registrant	Predecessor Registrant
	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010	2009

Cash flows from financing activities:
Proceeds from equity interest	90,000	—	—	—
Repayment of First Priority Old Notes	(238,237)	—	—	—
Issuance of Senior Secured Notes	—	325,000	—	—
Deferred financing costs	(333)	(18,247)	—	—

Net cash (used in) provided by financing activities	(148,570)	306,753	—	—

Cash and cash equivalents:
Net (decrease) increase for the period	(268,380)	271,919	(26,681)	44,186
Beginning of period	347,631	75,712	102,393	58,207

End of period	$79,251	$347,631	$75,712	$102,393

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest paid, net of interest capitalized	$16,295	$40,196	$32,554	$28,912

Capitalized interest	$11,715	$3,801	$2,582	$—

Income taxes paid	$1,172	$—	$4,666	$9,008

Non-cash investing activities:
Capital expenditures incurred not yet paid	$3,674	$35,678	$844	$2,391

Non-cash financing activities:
Capitalization of debt into common stock	$206,890	$—	$—	$—

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the periods from May 26, 2011 through December 31, 2011 (Successor Registrant) and from January 1, 2011 through May 25, 2011, and For the Years Ended December, 2010 and 2009 (Predecessor Registrant)

(In thousands of U.S. dollars, unless otherwise stated)

1.	Nature of business

Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex” and together with its subsidiaries, the “Company”) is a provider of fixed satellite services (“FSS”) in the Americas. Satmex’s current fleet is comprised of three satellites, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable its customers to effectively serve its entire coverage footprint utilizing a single satellite connection. Satmex’s business provides mission-critical communication services to a diverse range of customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and direct-to-home satellite television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. Satmex provides services primarily to three types of customers: data, voice-over IP networks and video.

Satmex primarily provides commercial FSS through Satmex 6 and Satmex 5, which have a total of 108 C- and Ku-band 36 MHz transponder equivalents. Satmex has started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. Satmex anticipates that construction of Satmex 8 will be completed by July 2012 and that Satmex 8 will be in-service by the end of 2012. In March 2008, Solidaridad 2 was placed in inclined orbit. It primarily provided L-band service to the Mexican government for national security and social services. As of December 31, 2010, Satmex estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 Satmex began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, Satmex received the results of an independent study and based on such study Satmex has decided to de-orbit the satellite. Satmex intends to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, Satmex anticipates transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

Satmex operates and monitors satellite fleet from two specialized earth stations or satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico.

In addition to the core FSS business, which is reported as “Satellite services” segment, Satmex also offers the programming distribution services segment to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). Through one of its subsidiaries, the Company also provides other broadband satellite transmission capacity services for various applications, such as internet access via satellite, telecommunication transmission and broadcasting.

2.	Recapitalization Transactions

In order to address its liquidity needs, enhance its long-term growth and improve its competitive position, Satmex carried out a comprehensive recapitalization of the Company through various transactions pursuant to which the following actions have been taken (which are referred to, collectively, as the “Recapitalization Transactions”):

On December 22, 2010, Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee (the “NAFIN Trust”) and Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee (the “Deutsche Trust”) (collectively the “Sellers”), former shareholders of Satmex, entered into a Share Purchase Agreement (the “SPA”) with Holdsat Mexico, S. A. P. I. de C. V., a variable capital investment promotion society (sociedad anónima promotora de inversion de capital variable), organized and existing under the laws of Mexico (“Holdsat Mexico”), as buyer, for the acquisition of the 100% of the outstanding voting equity interests of Satmex. On March 10, 2011, Holdsat Mexico ceded and assigned a portion of its rights under the SPA to acquire all existing Series “B” and “N” shares of Satmex to Satmex International B.V., a limited liability company organized under the laws of the Netherlands (“Investment Holdings BV”), which is beneficially and indirectly owned by holders of the Second Priority Secured Notes (the “Second Priority Old Notes”) of Satmex. Investment Holdings BV owns 49% of the common stock of Holdsat Mexico. The assignment of these rights by Holdsat Mexico to Investment Holdings resulted in both entities forming a collective group of investors (the “Group of Investors” or the “Buyers”) to acquire control in Satmex upon the effectiveness of the SPA, which occurred after the fulfillment of the following transactions:

•	Payment by the Buyers of $6.25 million to the Sellers for 100% of the outstanding common stock of Satmex, which occurred on May 26, 2011;

•

The offering and sale of the Senior Secured Notes (“Senior Secured Notes”), due 2017, for $325,000, which were initially offered on May 5, 2011 to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the U.S. in compliance with Regulation S of the Securities Act. The Senior Secured Notes were subsequently exchanged for new exchange notes, due 2017, for a like principal amount, registered with the U.S. Securities and Exchange Commission (the “SEC”), effective September 26, 2011. The proceeds received from the Senior Secured Notes were used to repay the First Priority Senior Secured Notes due 2011 (the “First Priority Old Notes”) on May 26, 2011; and

•

The voluntary filing by Satmex, Alterna’TV Corporation and Alterna’TV International Corporation for protection under Chapter 11 of the U.S. Bankruptcy Code and confirmation of a prepackaged plan of reorganization filed in the United States Bankruptcy Court (the “Plan”), which such confirmation occurred on May 11, 2011. Consummation of the Plan occurred on May 26, 2011 (the “Plan Effective Date”). The Plan contemplated the following transactions:

•

The conversion of the Second Priority Old Notes (which were to mature in 2013) into direct or indirect equity interests representing 7.146% of the economic interests in the emerging entity (“Reorganized Satmex”) (the “Conversion Rights”, subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the Board of Directors of Reorganized Satmex on the Plan Effective Date, and any future issuance of equity, including certain primary rights and follow-on rights (the “Primary Rights” and the “Follow-On Rights”, respectively) of the holders of the Second Priority Old Notes as discussed below). In lieu of the Conversion Rights, the Primary Rights and the Follow-On Rights, holders of the Second Priority Old Notes could have elected to receive a cash payment of 38 cents per U.S. dollar in principal amount of the Second Priority Old Notes (including accrued and paid-in kind interest). All interested holders of Second Priority Old Notes elected the Conversion Rights, which such conversion occurred on May 26, 2011;

•

The offering of the Primary Rights to holders of the Second Priority Old Notes, which comprised the rights to purchase direct or indirect equity interests representing up to 85.753% of the economic interests in Reorganized Satmex for up to $96,250 (subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the Board of Directors of Reorganized Satmex on the Plan Effective Date, and any future issuance of equity, including the Follow-On Rights, as discussed below). The Primary Rights were exercised for $90,000, effective on May 26, 2011, representing 83.254% of the outstanding capital of Reorganized Satmex. Eligible holders of the Second Priority Old Notes also had the right to the Follow-On Rights, comprising the right to invest in their pro rata share of a follow-on issuance of equity securities in an aggregate amount of up to $40,000; this option has expired unexercised;

•

Aside from holders of the First Priority Old Notes and the Second Priority Old Notes which received the treatment described above, all holders of allowed claims against the debtors, including employees, trade creditors and other priority an non-priority creditors, were paid in the ordinary course during the resolution of the bankruptcy or in full on, or shortly after, the Plan Effective Date.

Paid-in capital of Reorganized Satmex as a result of the SPA and the Plan is presented in Note 13 to the accompanying consolidated financial statements.

New Basis of Accounting (Push-down accounting)

As the events described above occurred as expected, the SPA became legally effective on May 26, 2011, and resulted in a change in control among the Sellers and the Group of Investors. Given these facts and as a result of becoming substantially wholly-owned by the Group of Investors, Satmex applied push-down accounting in its consolidated financial statements to reflect its acquisition by the Group of Investors. The acquisition method of accounting was applied, resulting in a new basis of accounting for the “successor period” beginning on May 26, 2011 (the “Acquisition Date”).

As a result, the Company recognized and measured, at their fair values, the identifiable assets acquired, liabilities assumed and the related noncontrolling interests. In order to determine fair values, Satmex considered the following generally accepted valuation approaches: The cost approach, the income approach and the market approach. Significant assumptions used in the determination of fair values include cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While Satmex believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values.

a.	The total estimated consideration transferred, at fair value, for the acquisition of 100% of Satmex’s common stock was as follows:

Consideration at fair value:	As of May 26, 2011

Cash paid	$1,000
Executive bonuses	6,303
Cash consideration paid upon completion of the share purchase agreement	5,250
Rights offering	90,000
Capitalization of Second Priority Old Notes	78,618

Fair value of total consideration transferred	$181,171

b.	Supplementary Pro Forma Information (Unaudited)

The following table presents the revenues and earnings (net loss) of Satmex as if the acquisition had occurred as of January 1, 2010:

	Revenues	Net loss
	Unaudited

Actual from May 26, 2011 to December 31, 2011 (Successor Registrant)	74,710	(18,882)

Supplemental pro forma from January 1, 2011 to December 31, 2011	128,010	(12,027)

Supplemental pro forma from January 1, 2010 to December 31, 2010	127,779	31,326

Supplemental pro forma from January 1, 2011 to December 31, 2011 was adjusted to exclude $28,766, of recapitalization transaction expenses incurred in such period, as they are considered non-recurring charges.

Supplemental pro forma from January 1, 20110 to December 31, 2010 was adjusted to exclude $16,443, of recapitalization transaction expenses incurred in such period, as they are considered non-recurring charges.

c.	Acquisition-related costs were $47,013, of which $18,247 represent the cost of issuing the Senior Secured Notes, which was capitalized within other assets (see Note 4g) on May 5, 2011 (date of issuance of the Senior Secured Notes) and $28,766 were included in the Predecessor statement of operations within recapitalization transactions expenses.

d.	The following table summarizes the recognized amounts of identifiable assets, assumed liabilities and non-controlling interest, pushed-down in order to be reflected in Satmex’s financial information:

Recognized amounts of identifiable assets acquired and liabilities assumed:	As of May 26, 2011

Satellite and equipment	$344,000
Intangible assets	88,168
Concessions	45,672
Deferred financing cost	18,247
Financial assets, net of financial liabilities	67,623
Deferred income taxes	(10,372)
Deferred revenue	(35,956)
First Priority Old Notes	(238,237)

Total identifiable net assets	279,145

Non-controlling interest (1)	(3,486)
Bargain purchase	(94,488)

$181,171

All assets and liabilities acquired have been measured at fair value.

(1)

The fair value of the noncontrolling interest in Enlaces, a private entity, was estimated by applying the income approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include a discount rate of 12.30%, a terminal value based on terminal earnings before interest, taxes, depreciation, and amortization, and financial multiples of entities deemed to be similar to Enlaces between 5x and 6x.

As a result of the acquisition, the Company has recorded bargain purchase of $94,488, representing the amount of the fair value of the net assets acquired in excess of the purchase price. The bargain purchase gain represents the purchase of Satmex by the Group of Investors at less than fair value of Satmex’s net assets and stems from the restructuring of Satmex. At the end of 2010, the existing debt of Satmex was set to mature within the following twelve months; additionally, Satmex required additional financing for its future satellites. Its current stockholder at that time did not actively administer or operate Satmex and had not provided further financing so that Satmex could carry out its plans with respect to future operations. Accordingly, a restructuring was entered into, which included the entrance of new active investors, willing and able to contribute the financing necessary for Satmex to continue with its future operating plans, and thus, purchase Satmex from the Sellers at a bargain purchase.

As the bargain purchase gain does not result from the operations of Satmex, it is recognized as part of Reorganized Satmex’s common stock rather than within its consolidated statement of operations.

3.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Factors affecting the comparability of the consolidated financial statements - push-down accounting - The Company has accounted for the Recapitalization Transactions using push-down accounting for the acquisition of the Company by the Group of Investors. This resulted in the adjustment of all net assets to their respective fair values as of the Acquisition Date.

Although Satmex continued as the same legal entity after the Recapitalization Transactions, the application of push-down accounting represents the termination of the old accounting entity and the creation of a new one. As a result, the accompanying consolidated balance sheets, statements of operations, stockholders’ equity and cash flows are presented for two periods: Predecessor and Successor, which relate to the period preceding the Recapitalization Transaction and the periods succeeding the Recapitalization Transaction, respectively. The Company refers to the operations of Satmex and subsidiaries for both the Predecessor and Successor periods.

Accordingly, the Successor Company presentation is not comparable to the Predecessor Company presentation due to the different basis of accounting.

Consolidation of financial statements - The consolidated financial statements include the financial statements of Satmex and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.

The activities of the entities in the consolidated group are described below:

Company	Ownership percentage	Activity

Enlaces Integra, S. de R.L. de C.V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Enlaces offers private networks for voice, video and data as well as other value-added satellite services in Mexico.

HPS Corporativo S. de R. L. de C. V. (“HPS”)	99.97%	Incorporated on December 20, 2007 to provide administrative services exclusively to Enlaces. It is owned 99.97% by Enlaces and 0.03% by Satmex USA.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract the procurement of the Satmex 7 satellite.

Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. This entity is engaged in programming distribution services, primarily in the United States of America.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”)	99.97%	Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

Satmex U.S.A., LLC (“Satmex USA”)	100.00%	Incorporated on August 4, 2011. This entity holds the non-controlling interests related to the Service Companies.

Satmex Escrow, S. A. de C. V., (“Escrow”) was incorporated on March 8, 2011 solely to act as the issuer of the Senior Secured Notes and was merged into Satmex on May 26, 2011. Satmex assumed all of Escrow’s obligations.

Foreign currency transactions - For U.S. GAAP reporting purposes, the Company maintains separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of December 31, 2011 and 2010, were $13.9787 and $12.3571, respectively), with the resulting effect included in other (expense) income within results of operations.

Fresh-start reporting in 2006 - Satmex went through a reorganization process in 2006, and adopted fresh-start reporting as of November 30, 2006. Reorganization adjustments were made on that date in the consolidated financial information to reflect the effects of agreements in accordance with the confirmation order and to reflect adoption of fresh-start reporting. These adjustments reflected the relative fair values the Company’s assets and liabilities on the effective date of that reorganization. As a result of Satmex’s emergence from Chapter 11 of the United States Federal Bankruptcy Law, for financial reporting purposes a new economic entity was established with respect to Satmex and its subsidiaries; however, each of the legal entities preserved its rights and responds to its obligations individually in accordance with Mexican laws.

4.	Significant accounting policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

a.	Cash and cash equivalents - This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.	Concentrations of credit risk - Financial assets, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high-credit quality financial institutions.

The Company’s customers are comprised of several companies in the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The principal customers of the Company are as follows: for Satellite services — broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.; for Satellite services — telecommunications: Teléfonos de México, S.A. de C.V. and Telmex Perú, S.A. (“Telmex”); and for Satellite services — data transmission and Internet: Hughes Network Systems, LLC. For Programming distribution services (Alterna’TV International Corp.), the Company’s principal customers are Direct TV and Comcast Cable Communications. For Broadband satellite services (Enlaces), the principal customers are Globalstar de México, S. de R. L. de C. V. and Grupo Wal-Mart de México.

For the years ended December 31, 2011, 2010 and 2009, revenues from Satellite services, Programming distribution services and Broadband satellite services were obtained from:

	2011	2010	2009
	%	%	%
Hughes Networks Systems, Inc.	14	17	20
Telmex	15	14	15
Other foreign customers	40	37	36
Other domestic customers	31	32	29

c.	Inventories - Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

d.	Satellites and equipment - As of May 26, 2011, Satmex adopted push-down accounting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the cost approach. The cost approach, often referred to as current replacement cost, estimates fair value based on the amount that currently would be required to replace the service capacity of an asset. Assets acquired after the adoption of push-down accounting are recorded at acquisition cost. As of December 31, 2010, satellites and equipment were valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization that was effective on such date, less subsequent depreciation.

Depreciation is calculated using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

The estimated useful lives of the satellites are as follows:

Useful life (Years)
Satellites in-orbit - original estimated useful life as determined by engineering analysis:

Satmex 6	15
Satmex 5	15
Solidaridad 2	14.5

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999. Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.

The estimated useful lives of equipment are as follows:

Useful life (Years)
Equipment:

Satellite equipment	15
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term contracts that provide for payments over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion. Capitalizing these costs typically coincides with contract milestone payment schedules.

The insurance paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period (see Note 17).

e.	Concessions - As of May 26, 2011, Satmex adopted push-down accounting, under which its concessions were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the orbital concessions and the public telecommunications network concession using market approach and income approach methods, respectively. Orbital concessions are amortized over 40 years using the straight-line method; their remaining useful life as of the Acquisition Date was 26 years. The public telecommunications network concession is amortized over 30 years using the straight-line method; its remaining useful life as of the Acquisition Date was 19 years.

As of December 31, 2010, concessions were valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization, less subsequent amortization.

f.	Valuation of satellites and long-lived assets - The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Estimated future cash flows from the Company’s satellites could be impacted by changes in estimates of its ability to operate the satellite at expected levels, changes in the manner in which the satellite is to be used and the loss of one or several significant customer contracts on the satellite.

g.	Deferred financing costs - Deferred financing costs related to the issuance of Senior Secured Notes were capitalized and reported as an asset. These costs are amortized to interest expense using the effective rate interest method.

h.	Goodwill and other intangible assets:

Goodwill - As of December 31, 2010, goodwill represented the amount by which Satmex’s reorganization equity value, stemming from its 2006 reorganization, exceeded the fair value of its net assets (exclusive of debt obligations). Goodwill was fully allocated to the satellite services reporting unit. Goodwill was not amortized but was tested on an annual basis for impairment during the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Fair value estimates are based on valuation models that typically incorporate probability assessments of expected future cash flows. Goodwill is considered to be impaired when the carrying amount of the reporting unit to which the goodwill belongs exceeds the fair value of that reporting unit. An implied fair value of goodwill is then compared to the carrying value of goodwill, and any impairment loss is recognized within operations. Satmex completed its annual goodwill impairment test in the fourth quarter of 2010 and determined that goodwill was not impaired. As a result of the adoption of push-down accounting stemming from the Recapitalization Transactions in 2011, goodwill was eliminated.

Other intangible assets - Intangible assets arising from push-down accounting are initially recorded at fair value using the income approach method. Intangible assets identified as part of the push-down of acquisition accounting consisted primarily of contract backlog and customer relationships. As of December 31, 2010, intangible assets consisted of contract backlog, customer relationships, landing rights and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting in 2006. The Company reviews intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. An intangible asset with a determinable useful life is considered to have been impaired when its carrying amount exceeds its fair value; however, an impairment loss shall only be recognized when the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.

The costs of intangible assets with finite and determinable useful lives are amortized to reflect the pattern of consumption, over the estimated useful lives of the assets, as follows:

Useful life (Years)

Contract backlog	10
Customer relationships	4
Landing rights	5
Internally develop software and technology	5

i.	Labor obligations - In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Satmex also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method.

j.	Fair value of financial instruments and fair value measurements - An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts receivable, debt, accounts payable and accrued expenses. The Company believes that the recorded values of cash, accounts receivable, accounts payable and accrued expenses approximate their current fair values because of their nature and respective maturity dates or durations. The fair value of debt is disclosed in Note 11.

k.	Provisions - Are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

l.	Income taxes - Current income taxes, calculated as the higher of the regular Mexican income tax (“ISR”) or the Business Flat Tax (“IETU”), are recorded in the results of the year in which they are incurred. The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their related tax bases, measured using enacted rates. To determine tax bases of assets and liabilities, the Company evaluates whether it expects to be principally subject to ISR or IETU in the future and uses such tax base accordingly. If the Company is unable to conclude that it will be principally subject to either tax regime, a hybrid calculation may be utilized.

Based on the Company’s projections, it determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. The Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates.

Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results.

m.	Statutory employee profit sharing - Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

n.	Revenue recognition - Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. The Company does not provide insurance and/or guarantees of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered.

To calculate the monthly revenue attributable to purchasers of “Alterna’TV” programming distribution services, the Company estimates, on a monthly basis, the number of “Alterna’TV” subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, the Company receives a definitive report from each purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.

Public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.

o.	Deferred revenue - Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the orbital concessions (“State Reserve”). As of May 26, 2011, as a result of the adoption of push-down accounting, this obligation was recorded at its fair value, using the income approach method, and recognized as deferred revenue with a corresponding increase in the value of the related assets. As of December 31, 2010, deferred revenue was valued at its fair value as of November 30, 2006, when Satmex had applied fresh-start accounting, and was subsequently amortized. Deferred revenue is amortized to fixed satellite services revenue based on the expected consumption pattern. On May 26, 2011, in conjunction with the adoption of push-down accounting, the Company revised its estimates regarding the expected life of the deferred revenue to better reflect its expected consumption pattern.

p.	Use of estimates - The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values.

Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

q.	Recently adopted accounting pronouncements

On January 1, 2011, the Company adopted FASB Accounting Standard Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, which contains new guidance on accounting for revenue arrangements with multiple deliverables. When vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.

On January 1, 2011, the Company adopted FASB ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that if a public company presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments apply to all business combinations that are material on an individual or aggregate basis. Refer to Note 2b. for disclosures required pursuant to this ASU.

r.	Recently issued accounting pronouncements pending adoption

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which updated the guidance in ASC Topic 820, Fair Value Measurement. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (3) quantitative information required for fair value measurements categorized within Level 3. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio, and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments in this guidance are to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011, and early application is not permitted. The Company does not anticipate the adoption of the guidance in this ASU will materially affect its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which updated the guidance in ASC Topic 220, Comprehensive Income. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity only. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This new guidance was originally proposed to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and applied retrospectively. In October 2011, the FASB proposed to indefinitely defer the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income on the face of the respective statements; entities still must comply with the existing requirements during the deferral period. The remaining requirements of ASU 2011-05 are effective for the Company as of the beginning of our first quarter of 2012. The Company does not anticipate the adoption of the guidance in this ASU will materially affect its consolidated financial statements.

5.	Cash and cash equivalents

As of December 31, cash and cash equivalents consist of:

	Successor Registrant 2011	Predecessor Registrant 2010

Cash	$4,142	$3,648
Cash equivalents (1)	75,109	72,064

	$79,251	$75,712

(1)	The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.

6.	Accounts receivable

As of December 31, accounts receivable consist of:

	Successor Registrant 2011	Predecessor Registrant 2010

Customers	$11,748	$8,315
Allowance for doubtful accounts	(1,360)	(532)

	10,388	7,783
Recoverable income taxes	1,519	3,665
Recoverable value-added tax and tax withholdings	651	1,023
Other	100	655

	$12,658	$13,126

7.	Satellites and equipment

As of December 31, satellites and equipment consist of:

	Successor Registrant 2011	Predecessor Registrant 2010

Satellites in-orbit	$196,425	$314,136
Satellite equipment, teleport and antennas	6,619	13,518
Furniture and fixtures	4,388	6,323
Leasehold improvements	115	2,704

	207,547	336,681
Accumulated depreciation and amortization	(21,145)	(140,348)

	186,402	196,333
Construction in-progress for Satmex 8	253,149	63,113
ATP advanced payment for Satmex 7 (Note 17)	2,600	2,600
Other construction in-progress	864	3,112

	$443,015	$265,158

For the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the years ended December 31, 2010 and 2009 (Predecessor Registrant), the depreciation and amortization expense related to satellites and equipment was $21,145, $15,188, $36,229 and $ 31,847, respectively.

Satmex estimates that the Satmex 8 construction will be completed by July 2012. For the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the year ended December, 2010 (Predecessor Registrant), interest costs of $11,715, $3,801 and $2,582 respectively, were capitalized.

8.	Concessions

As of December 31, concessions consist of:

	Successor Registrant 2011	Predecessor Registrant 2010

Orbital concessions	$41,740	$41,700
Public telecommunications network	3,932	2,248

	45,672	43,948
Accumulated amortization	(1,044)	(5,763)

	$44,628	$38,185

For the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the years ended December, 2010 and 2009 (Predecessor Registrant), amortization of concessions was $1,044, $588, $1,412, and $1,412 respectively.

a.	Orbital Concessions and Facilities

In October 1997, the Mexican federal government granted to Satmex the rights to three concessions (the “Concessions”) for an initial 20-year term to operate in the orbital slots 113.0° W.L., 116.8° W.L., and 114.9° W.L. In May 2011, extension of the Orbital Concessions was granted by the Mexican federal government for an additional term until 2037, without payment of any additional consideration. Satmex has the right to an additional 20-year extension, at a certain cost to Satmex, to be determined by the Mexican government, as long as Satmex meets certain conditions, as discussed below.

In order to extend the orbital concession term, Satmex must comply with all obligations established by the concession documents, solicit extension of the concession before the beginning of the fifth term of the concession, must obtain approval from the Mexican Secretary of Communication and Transportation (“SCT”) of the technical and operating characteristics of any new satellites, and must guarantee the occupation and use of the orbital slots during the concession’s original and extended terms.

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

Use of the land and facilities where the control centers are located that are property of the Mexican federal government was granted to the Company through a concession for a 40-year term, for which the Company pays a fee, which is adjusted every five years by the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 17).

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

On November 9, 2000, Enlaces obtained from the SCT a registration of value-added services certificate, which allows it to offer internet access services, electronic data transfer and multimedia services (content delivery to private television channels).

The terms of both concessions are subject to certain legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer the concessions to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of their rights. As of December 31, 2011, the Company has complied with the obligations established in the concession titles.

9.	Intangible assets

Intangible assets recognized in connection with the adoption of push-down accounting are as follows:

	Weighted average remaining	Successor Registrant 2011		Predecessor Registrant 2010
	amortization period (years)	Gross amount	Accumulated amortization	Gross amount	Accumulated amortization

Contract backlog (1)	9	$86,835	$24,077	$67,990	$61,660
Customer relationships (1)	3	1,333	281	2,128	1,307
Internally developed software and technology (2)	—	—	—	270	270

Landing rights (2)	—	—	—	60	55

		$88,168	$24,358	$70,448	$63,292

(1)	Using the income approach to determine fair values as of May 26, 2011, as a result of the adoption of push-down accounting.
(2)	Using the cost approach to determine fair values as of November 30, 2006, as a result of a previous reorganization.

For the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the years ended December 2010 and 2009 (Predecessor Registrant), amortization expense for these intangible assets was $24,358, $1,304, $5,761 and $14,398, respectively.

Future annual amortization expense for intangible assets is estimated to be as follows:

2012	$30,888
2013	22,915
2014	5,600
2015	2,658
2016	898
Thereafter	851

$63,810

10.	Accounts payable and accrued expenses

As of December 31, accounts payable and accrued expenses consist of:

	Successor Registrant 2011	Predecessor Registrant 2010

Guarantee deposits and customer advances	$2,308	$2,622
Accrued interest	3,859	1,781
Professional fees	709	3,849
Performance and sale bonuses	2,294	1,090
Taxes payable, other than income taxes	2,140	3,030
Programming provisions	2,082	1,793
Suppliers	3,941	889
Sundry creditors	1,530	1,357

	$18,863	$16,411

11.	Debt obligations

The carrying amounts and fair values of the long-term debt and due dates of the Senior Secured Notes, First Priority Old Notes and Second Priority Old Notes are as follows:

	Successor Registrant 2011		Predecessor Registrant 2010
	Amount	Fair Value (1)	Amount	Fair Value (1)
Senior Secured Notes at annual fixed rate of 9.5%, due in 2017	$325,000	$314,031	$—	$—

First Priority Old Notes at variable rate (10.50% plus the greater of the quarterly Eurodollar rate and 1.50%), due in 2011	—	—	238,237	230,852

	Successor Registrant 2011		Predecessor Registrant 2010
	Amount	Fair Value (1)	Amount	Fair Value (1)
Second Priority Old Notes at annual fixed rate of 10.125%, due in 2013 (aggregate interest added to the principal is $57,873 at December 31, 2010)	—	—	197,873	76,240

Total debt	325,000	$314,031	436,110	$307,092

Less: Short–term portion of debt obligations	—		238,237

	$325,000		$197,873

(1)

The fair value for debt obligations is determined using quoted market prices. Fair value is based upon pricing information with respect to the trading of the bonds in a secondary market, obtained from several leading market data providers and leading brokerage firms. Inputs used to determine the fair value are classified as Level 1 within the fair value hierarchy from FASB ASC 820, Fair Value Measurements.

The principal characteristics of the Senior Secured Notes are as follows:

•	Maturity is on May 15, 2017.

•	Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.

•

Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions (see Note 19).

•	Optional redemption at any time prior to May 15, 2014, pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the Notes, plus accrued and unpaid interest.

•	In the event of a change of control, the holders have the right to require Satmex to repurchase the Senior Secured Notes at 101% of their issue price, plus accrued and unpaid interest.

The indenture related to the Senior Secured Notes issued by Satmex establishes certain covenants, common for this type of transaction. Principal covenants are as follows:

•	The Company should pay the notes on the dates and in the manner provided by the indenture.

•	The Company should maintain an office or agency where the notes may be surrendered for registration.

•	The Company should furnish to the holders of the notes and the Trustee all annual reports on Form 20-F, within 180 days after the end of the financial year.

•

The Company and each guarantor should deliver to each of the Trustee and the Collateral Trustee and officers’ certificate stating that such officers have made a review of the activities of the companies.

•

The Company should not permit any of its restricted subsidiaries to declare or pay any dividends, purchase or redeem any equity interest of the Company or make any restricted investment as defined in the indenture.

•	The Company should not incur any additional indebtedness or issue preferred stock unless permitted by the indenture.

•	The Company should not permit any of its restricted subsidiaries to consummate any asset disposition, unless permitted by the indenture.

As of December 31, 2011, Satmex has complied with these obligations.

As a result of the Recapitalization Transactions, the First Priority Old Notes were full repaid on May 26, 2011 and the Second Priority Old Notes were converted into direct or indirect equity interests in Reorganized Satmex (Successor Registrant) on May 26, 2011 (see Note 2).

12.	Labor obligations

For the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the years ended December 2010 and 2009 (Predecessor Registrant), net periodic cost associated with labor obligations was $150, $0, $208 and $274, respectively. Other disclosures required by U.S. GAAP are not considered material.

13.	Shareholders’ equity

Successor Registrant:

After giving effect to the Recapitalization Transactions and the application of the proceeds therefrom, Satmex is owned principally by Holdsat Mexico and Investment Holdings BV. Investment Holdings BV equity interests are owned indirectly by Satmex Investment Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Investment Holdings LP”), which owns 99.99% of such equity interests, and Satmex Investment Holdings GP Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Investment Holdings GP” and together with Investment Holdings LP, “Investment Holdings”), which is the general partner of Investment Holdings LP and owns 0.01% of such equity interests. Eligible former holders of the Second Priority Old Notes own 100.00% of the interests in Investment Holdings. Holders that are not eligible to hold their interests through Investment Holdings hold shares of reorganized Satmex directly.

a.	As of December 31, 2011, the authorized, issued and outstanding common stock is as follows:

	Variable Capital Class II				Rights %
Fixed Class I Series A	Series A	Series B	Series N	Total	Voting	Economic

50,000	6,580,000	—	—	6,630,000	51.000	5.10000
—	—	6,363,339	116,877,651	123,240,990	48.950	94.80076
—	—	1,113	20,448	21,561	0.008	0.01659
—	—	4,081	74,963	79,044	0.031	0.06080
—	—	1,467	26,938	28,405	0.011	0.02185

50,000	6,580,000	6,370,000	117,000,000	130,000,000	100.000	100.00000

Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.

All Series A shares of Satmex are owned by Holdsat Mexico. The Series A shares entitle holders to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which 51.0% of the capital is owned by Mexican individuals or entities.

Series B shares entitle holders to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. Over 99% of the Series B shares are owned by Investment Holdings BV. Less than 1% of the Series B Shares are owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series B shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

Series N shares entitle holders to 90.0% of the economic rights and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another; and (vi) merger of Satmex with and into another entity. The Series N shares may be owned by any person, including foreign investors. Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. Over 99% of the Series N shares are owned by Investment Holdings BV. Less than 1% of the Series N shares are owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series N shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

b.	Pursuant to a unanimous resolutions adopted by the shareholders at a meeting held on May 26, 2011, the following resolutions were authorized:

•

The outstanding shares formerly held by the NAFIN Trust and the Deutsche Trust, representing the total common stock of the Company as of May 26, 2011, were exchanged through a reverse stock split with a ratio of 10 to 1, resulting in 4,687,500 shares. The stock split has been reflected retrospectively in the accompanying consolidated financial statements.

•

Variable common stock was increased by the issuance of 5,713,333 common, nominative, Class II, Series “A” shares, without par value, through cash contributions of $7,680 in exchange of 5.1% of the economic interest in the Company.

•

Variable common stock was increased by the issuance of 104,459,367 Class II ordinary shares, without par value, of which (i) 5,620,000 are Series “B” shares and (ii) 98,839,367 are Series “N” shares, through cash contributions of $82,320 in exchange for 83.254% of the economic interests in the Company.

•

Pursuant to the Plan, effective on May 26, 2011, 100% of the Second Priority Old Notes were cancelled and converted into the right to receive equity interest (the “Conversion Interest” described in Note 2), directly or indirectly, in the aggregate of 7.146% of the capital stock of the Company. The capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes were made at the face amount of the Second Priority Old Notes of $206,890, as follows:

¡

Variable common stock was increased by the issuance of 9,289,800 Series “N” Class II, shares, without par value, for the capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes, through the capitalization of liabilities for $70,457.

¡

A paid-in capital premium was recognized of $136,433 for the shares subscription in consideration of the Conversion Rights and the cancellation of the Second Priority Old Notes; the amount of such premium was capitalized pro rata between the shareholders of the Company in the proportion of their participation percentage in the capital stock of the Company without issuance of new shares.

•

A put premium was capitalized in the amount of $7,855, in exchange of 4.5% of the economic interests in the Company. The amount of shares issued in exchange for the capitalization of the put premium was 5,850,000 Series “N” Class II, shares, without par value.

c.	As of December 31, 2011 the common stock of Satmex amounted to $275,662.

d.	Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

e.	As of December 31, 2011 and 2010, the balance of the tax contributed capital account is $1,994,763 and $1,893,365, respectively.

Predecessor Registrant:

f.	As of December 31, 2010 and until May 26, 2011, the authorized, issued and outstanding common stock was as follows:

	Common Stock – Shares
Fixed Capital Class I			Variable Capital Class II			Rights %
Series A	Series B	Series N	Series B	Series N	Total	Voting	Economic

7,500,000	—	—	—	—	7,500,000	45.00	16.00
—	221,667	401,770	—	—	623,437	1.33	1.33
—	111,667	202,395	—	—	314,062	0.67	0.67
—	—	—	7,166,667	29,395,833	36,562,500	43.00	78.00
1,666,667	—	208,333	—	—	1,875,000	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	46,874,999	100.00	100.00

g.	The shareholding structure of Satmex consisted of ordinary, nominative Class I and Class II shares at no-par value, which are fully subscribed and paid in. The shares were divided into three series: Series A, which could only be subscribed or acquired by Mexican nationals under certain mechanisms established in Satmex’s bylaws; Series B and Series N, which could be freely subscribed, including by foreign investors.

h.	Through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed capital as required by Mexican General Corporate Law. Additionally, through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the Second Priority Old Notes which exceeded the principal ($140 million).

The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value. As of December 31, 2010 and until May 26, 2011, the common stock of Satmex amounted to $46.8 million.

i.	Prior to May 26, 2011, the Deutsche Trust was the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

j.	Prior to May 26, 2011, the NAFIN Trust, was the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

14.	Related party transactions and balances

a.	Related party transactions performed in the normal course of operations were as follows:

	Successor Registrant	Predecessor Registrant
	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010	2009
Revenues from:
Satellite services - Mexican federal government	$—	$2,225	$4,896	$2,633
Satellite capacity to Mexican federal government	—	977	2,344	2,344
Loral	—	119	287	1,089

Expenses from:
Rent of control centers - Mexican federal government	—	225	479	434

Capital expenditures for:
Construction Satmex 8- Loral	—	148,932	59,065	—

b.	Related party receivable balances are as follows:

	Successor Registrant 2011	Predecessor Registrant 2010
Amounts receivable:
Mexican federal government	$—	$840

15.	Income taxes

a.	Income tax expense was comprised as follows:

	Successor Registrant	Predecessor Registrant
	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010	2009

ISR:
Current	$1,276	$267	$58	$275
Deferred	(585)	(571)	(73)	37
IETU:
Current	43	357	530	12,441
Deferred	11,399	2,146	264	480

	$12,133	$2,199	$779	$13,233

b.	The significant components of the net deferred liability are:

	Successor Registrant	Predecessor Registrant
Current assets:
Deferred revenue and other	$785	$628
Accrued expenses and other	2,194	2,413
Valuation allowance for deferred tax assets	(2,574)	(1,972)

Total current asset	405	1,069

Current liabilities:
Prepaid insurance	(1,120)	(1,394)
Deferred financing cost	(775)	—

Net current deferred tax liability	$(1,490)	$(325)

Noncurrent assets:
Tax loss carryforwards	$32,838	$143,613
Concessions, net	32,464	29,665
Deferred revenue	6,858	13,540
Other, net	780	165
Valuation allowance for tax loss carryforwards	(26,036)	(144,590)

Total noncurrent asset	46,904	42,393

Noncurrent liabilities:
Satellites and equipment, net	(48,306)	(45,871)
Intangibles, net	(17,015)	(1,935)
Deferred financing cost	(1,472)	—

Total noncurrent liabilities	(66,793)	(47,806)

Net noncurrent deferred tax liability	$(19,889)	$(5,413)

c.	A reconciliation of the statutory income tax rate is as follows:

	Successor Registrant	Predecessor Registrant
	2011	2010	2009
	%	%	%
Statutory income tax rate	30	30	28
Tax inflation effects, including statutory foreign exchanges	(14)	(14)	45
Nondeductible expenses	(6)	(2)	(10)
Effects of ISR and IETU reversal rates of non-monetary assets and liabilities	(130)	(4)	(191)
Change in valuation allowance	77	(16)	(75)

Effective income tax rate	(43)	(6)	(203)

d.	Enacted tax law changes in 2010 - On December 7, 2009, Mexico enacted new tax laws that became effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:

•	Provide for a temporary increase in the ISR rate.

•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.

The effects of these changes did not have a material effect on the Company’s financial information.

e.	Statutory income tax rates - Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

In 2011 and 2010, the ISR rate was 30%. As a result of the 2010 Tax Reform, the ISR rate will be 30% until 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

The IETU rate was 17.5% in 2011 and 2010.

Based on its projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

The Company has not taken any uncertain tax positions for which it believes it is more likely than not, based on technical merits, that it will not receive benefits taken for its tax positions. The tax years that remain subject to examination by the tax authorities include 2007 – 2011.

f.	As of December 31, 2011, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount

2012	$63,680
2013	74,742
2014	27,538
2016	205,549
2017	22,248
2018	71,697
2021	7,385

$472,839

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law. Satmex utilized tax loss carryforwards of $53,758 as of December 31, 2010.

During 2011, $69,095 of tax loss carryforwards expired.

Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $28,610 and $146,562 as of December 31, 2011 and 2010 respectively, against the deferred tax assets.

16.	Recapitalization transactions expenses

This caption includes legal, financial and regulatory expenses and fees in connection with various attempts made by Satmex in each year to carry out a restructuring, reorganization or sale transaction and/or recapitalization of its outstanding indebtedness.

29

17.	Contingencies and commitments

Satellite and insurance matters

a.	In December 2011, Satmex renewed the in-orbit insurance policy for Satmex 6, which expires on December 5, 2012, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

b.	In December 2011, Satmex renewed the in-orbit insurance policy for Satmex 5, which expires on December 5, 2012, and provides coverage for $21.5 million as of December 31, 2011.

The Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. It also has another exclusion related to the anomaly from the channel 1C.

Satmex 5 operates using the chemical propellant subsystem. Due to a XIPS failure that occurred during 2010, the estimated remaining life of the satellite is 0.94 years as of December 31, 2011. Such failure does not have an impact on the service capacity of Satmex 5.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 5 could have a material adverse effect on Satmex’s results of operations and financial position.

c.	The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s geostationary life was ended in 2009. Any uninsured loss of Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.

Legal matters

d.	The management of the Company is not aware of any material pending litigation against Satmex, nor are its assets subject to any legal action.

e.	On January 1, 2008, the IETU Law went into effect. Satmex, on one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted appeals against the IETU Law to minimize Satmex’s tax burden.

On March 22, 2010, the appeals submitted by Enlaces, the Service Companies and HPS against the IETU Law were denied due to the fact that the latter was considered constitutional.

On June 14, 2010, through a court resolution, the appeal submitted by Satmex against the IETU Law was denied; as a result Satmex submitted a second appeal for review of such court decision. On October 27, 2011, the second appeal was also denied, confirming the court resolution. Therefore, no further actions can be taken against the IETU law and the lawsuit is considered closed.

Commitments

f.	Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L a usufruct right (a Mexican law concept that grants another person the right to use and benefit from another person’s property) over certain transponders on the Satmex 5 and Satmex 6 satellites, until the end of the life of such satellites. SS/L was not required to post a bond related to the usufruct arrangement. In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SS/L has the right to receive the higher of a percentage of the net sale value of Satmex 6 and Satmex 5 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.

g.	State Reserve - Under the orbital concessions granted by the Mexican federal government, Satmex must provide, at no charge, satellite capacity of approximately 362.88 MHz to the Mexican federal government in C- and Ku- bands.

h.	On October 15, 1997, the Mexican government granted a property concession that relates to Satmex’s use of the land and buildings on which its satellite control centers are located and allows Satmex to base its ground station equipment within telecommunication facilities that belong to the Mexican government. Under such concession, Satmex is obliged to pay an annual fee, equivalent to 7.5% of the total value of the land, which is determined by appraisal experts assigned by the Mexican federal government. For the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the years ended December 2010 and 2009 (Predecessor Registrant), the fees paid were $283, $224, $479 and $359, respectively.

i.	On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract (the “Construction Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, to be named Satmex 8 and which will replace Satmex 5.

The Construction Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Construction Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones.

On December 23, 2010, Satmex entered into a Launch Services Agreement (the “Launch Services Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of Satmex 8. The Launch Services Agreement provides for the launch of Satmex 8 in the third quarter of 2012. Amounts due to ILS for launch services under the agreement are payable prior to the launch date.

j.	On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”) for Satmex 7. On October 2, 2009, Satmex, with the approval of SS/L, assigned ATP-S7 to Alterna’TV Corp. Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under ATP-S7 and unconditionally guaranteed to SS/L the due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under ATP-S7. On December 3, 2010, Alterna’TV Corp. and SS/L entered into a Second Amendment to ATP-S7, to extend the term of the ATP-S7 to December 31, 2011. On December 22, 2011, the Company entered into a Third Amendment, to extend the term of the ATP-S7 to December 31, 2012.

Satmex has no obligations beyond the $2.6 million already paid to SS/L.

k.	Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months as of October 2008 and ending in December 2013. For the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the years ended December 2010 and 2009 (Predecessor Registrant), rent expense was $207, $503, $494 and $374, respectively. The minimum future payments are as follows:

Years

2012	$517
2013	517

$1,034

l.	Future minimum revenues due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of December 31, 2011, are as follows:

Years

2012	$95,056
2013	63,198
2014	21,613
2015	11,424
Thereafter	25,503

$216,794

Other Matters

m.	The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its property concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a list of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations.

On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, under which the Company may, with prior authorization from the SCT, lease or give under a commodatum (i.e., a rent-free lease) agreement, segments of the primary and alternate control centers to third parties as long as such segments are used for activities related to the subject matter of the property concession. This amendment allows the Company, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT. Pursuant to this amendment to the property concession, the Company filed a new authorization request for Enlaces’ teleport to be housed at Satmex’s primary control center on May 17, 2010. Authorization is pending as of the date of the accompanying consolidated financial statements.

18.	Business segment information

The Company identifies its reportable segments as the following three operating segments, based on the information used by its chief operating decision maker with respect to resource allocation and performance of the Company: Satellite services, Broadband satellite services and Programming distribution services. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of the Company’s remaining assets, substantially all are located in Mexico.

a.	The following table presents the operating income (loss) items and assets information by reportable segment:

	Successor Registrant For the Period From May 26, 2011 through December 31, 2011
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$63,505	$7,448	$7,576	$—	$78,529
Eliminations	(3,791)	(15)	(13)	—	(3,819)

Operating revenues	59,714	7,433	7,563	—	74,710

Cost and expenses	25,627	5,599	6,240	—	37,466
Eliminations	(8,585)	(3,106)	(1,011)	—	(12,702)

	17,042	2,493	5,229	—	24,764

Depreciation and amortization	45,110	722	715	—	46,547

Operating income (loss)	(2,438)	4,218	1,619	—	3,399

Interest expense	—	—	—	—	(8,990)
Interest income	—	—	—	—	328
Foreign exchange loss – Net	—	—	—	—	(1,461)

Loss before income tax	—	—	—	—	(6,724)

Income tax expense	—	—	—	—	12,133

Net loss	—	—	—	—	$(18,857)

Capital expenditures	$155,604	$47	$187	$—	$155,838

Total assets	$657,872	$20,861	$6,982	$(20,772)	$664,943

	Predecessor Registrant For the Period From January 1, 2011 through May 25, 2011
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$46,577	$5,198	$4,801	$—	$56,576
Eliminations	(2,843)	(8)	(15)	—	(2,866)

Operating revenues	43,734	5,190	4,786	—	53,710

Cost and expenses	22,202	5,080	3,748	—	31,030
Eliminations	(12,460)	(2,200)	(945)	—	(15,605)

	9,742	2,880	2,803	—	15,425

Depreciation and amortization	16,682	398	167	(167)	17,080
Restructuring expenses	28,766	—	—	—	28,766

Operating income	(11,456)	1,912	1,816	167	(7,561)

Interest expense	—	—	—	—	(19,499)
Interest income	—	—	—	—	150
Foreign exchange gain – Net	—	—	—	—	349

Loss before income tax	—	—	—	—	(26,561)
Income tax expense	—	—	—	—	2,199

Net loss	—	—	—	—	$(28,760)

Capital expenditures	$78,522	$55	$69	$—	$78,646

Total assets	$795,778	$19,365	$8,573	$(29,806)	$793,910

	Predecessor Registrant For the year ended December 31, 2010
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$112,666	$12,924	$10,158	$—	$135,748
Eliminations	(6,885)	(14)	(87)	—	(6,986)

Operating revenues	105,781	12,910	10,071	—	128,762

Cost and expenses	37,326	10,556	9,714	—	57,596
Eliminations	(12,712)	(5,167)	(3,064)	—	(20,943)

	24,614	5,389	6,650	—	36,653

Depreciation and amortization	42,501	901	392	(392)	43,402
Restructuring expenses	16,443	—	—	—	16,443
Gain on sale of programming agreements	(5,885)	—	—	5,885	—

Operating income	28,108	6,620	3,029	(5,493)	32,264

Interest expense	—	—	—	—	(45,789)
Interest income	—	—	—	—	345
Foreign exchange gain – Net	—	—	—	—	71

Loss before income tax	—	—	—	—	(13,109)

Income tax expense	—	—	—	—	779

Net loss	—	—	—	—	$(13,888)

Capital expenditures	$67,959	$576	$—	$—	$68,535

Total assets	$416,760	$17,537	$2,896	$1,764	$438,957

	Predecessor Registrant For the year ended December 31, 2009
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$107,183	$12,396	$10,594	$—	$130,173
Eliminations	(5,122)	(12)	—	—	(5,134)

Operating revenues	102,061	12,384	10,594	—	125,039

Cost and expenses	38,323	9,898	7,442	—	55,663
Eliminations	(12,534)	(5,220)	(552)	—	(18,306)

	25,789	4,678	6,890	—	37,357

Depreciation and amortization	46,800	853	4	—	47,657
Restructuring expenses	3,324	—	—	—	3,324

Operating income	26,148	6,853	3,700	—	36,701

Interest expense	—	—	—	—	(43,708)
Interest income	—	—	—	—	480
Foreign exchange gain – Net	—	—	—	—	12

Loss before income tax	—	—	—	—	(6,515)

Income tax expense	—	—	—	—	13,233

Net loss					$(19,748)

Capital expenditures	$3,522	$677	$—	$—	$4,199

Total assets	$418,644	$16,493	$3,340	$930	$439,407

19.	Supplemental Guarantor Condensed Consolidating Financial Statements

Satmex offered $325,000 in aggregate principal amount of Senior Secured Notes as part of its Plan discussed in Note 2. Satmex exchanged the Senior Secured Notes for $325.0 million of registered 9.5% Senior Secured Notes due 2017 (the “Exchange Notes”). The Exchange Notes are guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of these financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”)). Future guarantor subsidiaries are contemplated in the offering. The guarantees are full and unconditional and are joint and several obligations of the guarantors and are secured by first priority liens on the collateral securing the notes, subject to certain permitted liens.

Satmex’s investments in subsidiaries in the accompanying guarantor information are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations capital contributions and distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, in order to present the (i) condensed consolidating balance sheets as of December 31, 2011 (Successor registrant) and December 31, 2010 (Predecessor Registrant), (ii) condensed consolidating statements of operations and condensed statements of cash flows for the periods from (a) May 26, 2011 through December 31, 2011 (Successor registrant) and (b) from January 1, 2011 through May 25, 2011 and for the years ended December 31, 2010 and 2009 (Predecessor Registrant) of Satmex, which is the issuer of the Senior Secured Notes, the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Balance Sheets

As of December 31, 2011

(In thousands of U. S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$65,393	$989	$12,869	$—	$79,251
Accounts receivable and others, net	8,503	2,253	6,366	(4,464)	12,658
Inventories, net	—	—	489	—	489
Prepaid insurance and deferred financing cost	6,592	21	74	—	6,687
Deferred income taxes	—	—	386	(386)	—

Total current assets	80,488	3,263	20,184	(4,850)	99,085
Satellites and equipment, net	440,697	95	2,223	—	443,015
Concessions, net	40,819	—	3,809	—	44,628
Due from related parties	5,023	—	778	(5,801)	—
Intangible assets and other assets	60,480	2,985	1,073	—	64,538
Investment in subsidiaries	16,688	—	—	(16,688)	—
Deferred financing cost	13,677	—	—	—	13,677
Deferred income taxes	—	685	—	(685)	—

Total	$657,872	$7,028	$28,067	$(28,024)	$664,943

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable, accrued expenses and other	$17,557	$2,974	$4,611	$(4,464)	$20,678
Deferred income taxes	1,757	—	119	(386)	1,490

Total current liabilities	19,314	2,974	4,730	(4,850)	22,168
Debt obligations	325,000	—	—	—	325,000
Other long-term liabilities	37,482	5,023	891	(5,801)	37,595
Deferred income taxes	19,296	—	1,278	(685)	19,889

Total liabilities	401,092	7,997	6,899	(11,336)	404,652
Shareholders’ equity:
Paid-in capital	275,662	(1,173)	21,481	(20,308)	275,662
(Accumulated deficit) retained earnings	(18,882)	204	(313)	109	(18,882)
Noncontrolling interest	—	—	—	3,511	3,511

Total shareholders’ equity	256,780	(969)	21,168	(16,688)	260,291

Total	$657,872	$7,028	$28,067	$(28,024)	$664,943

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Balance Sheets

As of December 31, 2010

(In thousands of U. S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$25,000	$40,469	$10,243	$—	$75,712
Accounts receivable and other	9,066	2,368	7,102	(4,570)	13,966
Inventories, net	—	—	494	—	494
Prepaid insurance	4,792	42	77	—	4,911

Total current assets	38,858	42,879	17,916	(4,570)	95,083

Satellites and equipment, net	302,640	—	2,518	(40,000)	265,158
Concessions, net	36,336	—	1,849	—	38,185
Due from related parties	5,885	—	820	(6,705)	—
Intangible assets and other assets	7,110	5,510	902	(5,493)	8,029
Investment in subsidiaries	15,530	—	—	(15,530)	—
Goodwill	32,502	—	1,327	(1,327)	32,502

Total	$438,861	$48,389	$25,332	$(73,625)	$438,957

Liabilities and Shareholders’ Deficit
Current liabilities:
Short-term portion of debt obligations	$238,237	$—	$—	$—	$238,237
Accounts payable, accrued expenses and other	17,446	42,335	3,645	(44,570)	18,856
Deferred income taxes	—	—	325	—	325

Total current liabilities	255,683	42,335	3,970	(44,570)	257,418

Debt obligations	197,873	—	—	—	197,873
Other long-term liabilities	64,163	5,885	943	(6,705)	64,286
Deferred income taxes	4,813	—	600	—	5,413

Total liabilities	522,532	48,220	5,513	(51,275)	524,990

Shareholders’ deficit:
Paid-in capital	46,764	100	16,447	(16,547)	46,764
(Accumulated deficit) retained earnings	(130,435)	69	3,372	(9,326)	(136,320)
Noncontrolling interest	—	—	—	3,523	3,523

Total shareholders’ equity (deficit)	(83,671)	169	19,819	(22,350)	(86,033)

Total	$438,861	$48,389	$25,332	$(73,625)	$438,957

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Operations

For the period from May 26, 2011 through December 31, 2011

(In thousands of U. S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations and consolidating adjustments	Consolidated
Revenues:
Satellite services	$63,505	$—	$—	$(3,791)	$59,714
Broadband satellite services	—	—	7,448	(15)	7,433
Programming distribution services	1,063	6,513	—	(13)	7,563
Services companies	—	—	9,050	(9,050)	—

	64,568	6,513	16,498	(12,869)	74,710

Cost of satellite services	6,533	—	2,549	(2,891)	6,191
Cost of broadband satellite services	—	—	4,432	(3,044)	1,388
Cost of programming distribution services	636	4,489	—	(732)	4,393
Selling and administrative expenses	10,465	1,332	7,030	(6,035)	12,792
Depreciation and amortization	45,110	714	723	—	46,547

	62,744	6,535	14,734	(12,702)	71,311

Operating income	1,824	(22)	1,764	(167)	3,399

Interest expense – net and other	(9,059)	(121)	(1,244)	301	(10,123)

(Loss) income before income tax	(7,235)	(143)	520	134	(6,724)

Income tax expense (benefit)	11,647	(347)	833	—	12,133

Net (loss) income	(18,882)	204	(313)	134	(18,857)

Less: Net income attributable to noncontrolling interest	—	—	—	25	25

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(18,882)	$204	$(313)	$109	$(18,882)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Operations

For the period from January 1, 2011 through May 25, 2011

(In thousands of U. S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations and consolidating adjustments	Consolidated
Revenues:
Satellite services	$46,577	$—	$—	$(2,843)	$43,734
Broadband satellite services	—	—	5,198	(8)	5,190
Programming distribution services	761	4,040	—	(15)	4,786
Services companies	—	—	12,739	(12,739)	—

	47,338	4,040	17,937	(15,605)	53,710

Cost of satellite services	4,586	—	1,960	(2,145)	4,401
Cost of broadband satellite services	—	—	2,839	(2,154)	685
Cost of programming distribution services	454	2,875	—	(704)	2,625
Selling and administrative expenses	5,535	595	12,186	(10,602)	7,714
Depreciation and amortization	16,682	167	398	(167)	17,080
Restructuring expenses	28,766	—	—	—	28,766

	56,023	3,637	17,383	(15,772)	61,271

Operating income	(8,685)	403	554	167	(7,561)

Interest expense, net and other	17,761	93	(473)	1,619	19,000

(Loss) income before income tax	(26,446)	310	1,027	(1,452)	(26,561)

Income tax expense	2,317	1	(119)	—	2,199

Net (loss) income	(28,763)	309	1,146	(1,452)	(28,760)

Less: Net income attributable to noncontrolling interest	—	—	—	3	3

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(28,763)	$309	$1,146	$(1,455)	$(28,763)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Operations

For the year ended December 31, 2010

(In thousands of U. S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations and consolidating adjustments	Consolidated
Revenues:
Satellite services	$112,666	$—	$—	$(6,885)	$105,781
Broadband satellite services	—	—	12,924	(14)	12,910
Programming distribution services	1,935	8,223	—	(87)	10,071
Services companies	—	—	13,957	(13,957)	—

	114,601	8,223	26,881	(20,943)	128,762

Cost of satellite services	11,697	—	4,454	(4,746)	11,405
Cost of broadband satellite services	—	—	7,988	(5,167)	2,821
Cost of programming distribution services	1,117	6,075	—	(1,805)	5,387
Selling and administrative expenses	13,679	1,483	11,103	(9,225)	17,040
Depreciation and amortization	42,501	392	901	(392)	43,402
Restructuring expenses	16,443	—	—	—	16,443
Gain on sale of programming agreements	(5,885)	—	—	5,885	—

	79,552	7,950	24,446	(15,450)	96,498

Operating income	35,049	273	2,435	(5,493)	32,264

Interest expense, net and other	(43,222)	(176)	333	(2,308)	(45,373)

(Loss) income before income tax	(8,173)	97	2,768	(7,801)	(13,109)

Income tax expense	274	—	505	—	779

Net (loss) income	(8,447)	97	2,263	(7,801)	(13,888)

Less: Net income attributable to noncontrolling interest	—	—	—	444	444

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(8,447)	$97	$2,263	$(8,245)	$(14,332)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Operations

For the year ended December 31, 2009

(In thousands of U. S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations and consolidating adjustments	Consolidated
Revenues:
Satellite services	$107,183	$—	$—	$(5,122)	$102,061
Broadband satellite services	—	—	12,396	(12)	12,384
Programming distribution services	10,594	—	—	—	10,594
Services companies	—	—	13,172	(13,172)	—

	117,777	—	25,568	(18,306)	125,039

Cost of satellite services	13,069	—	4,293	(4,478)	12,884
Cost of broadband satellite services	—	—	7,371	(5,122)	2,249
Cost of programming distribution services	5,331	—	—	—	5,331
Selling and administrative expenses	15,125	41	10,433	(8,706)	16,893
Depreciation and amortization	46,804	—	853	—	47,657
Restructuring expenses	3,324	—	—	—	3,324

	83,653	41	22,950	(18,306)	88,338

Operating (loss) income	34,124	(41)	2,618	—	36,701

Interest expense, net and other	(42,031)	13	38	(1,236)	(43,216)

(Loss) income before income tax	(7,907)	(28)	2,656	(1,236)	(6,515)

Income tax expense	12,247	—	986	—	13,233

Net (loss) income	(20,154)	(28)	1,670	(1,236)	(19,748)

Less: Net income attributable to noncontrolling interest	—	—	—	406	406

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(20,154)	$(28)	$1,670	$(1,642)	$(20,154)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the period from May 26, 2011 through December 31, 2011

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities	$33,386	$(3,806)	$2,774	$—	$32,354

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(150,537)	—	—	—	(150,537)
Acquisition of equipment	(1,393)	(47)	(187)	—	(1,627)

Net cash used in investing activities	(151,930)	(47)	(187)	—	(152,164)

Cash flows from financing activities:
Proceeds from equity issuance	90,000	—	—	—	90,000
Repayment of First Priority Old Notes	(238,237)	—	—	—	(238,237)
Deferred financing costs	(333)	—	—	—	(333)

Net cash used in financing activities	(148,570)	—	—	—	(148,570)

Cash and cash equivalents:
Net (decrease) increase for the period	(267,114)	(3,853)	2,587	—	(268,380)
Beginning of period	332,507	4,842	10,282	—	347,631

End of period	$65,393	$989	$12,869	$—	$79,251

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the period from January 1, 2011 through May 25, 2011

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:	$43,598	$(35,570)	$106	$—	$8,134

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(42,333)	—	—	—	(42,333)
Acquisition of equipment	(511)	(57)	(67)	—	(635)

Net cash used in investing activities	(42,844)	(57)	(67)	—	(42,968)

Cash flows from financing activities:
Issuance of Senior Secured Notes	325,000	—	—	—	325,000
Deferred financing costs	(18,247)	—	—	—	(18,247)

Net cash provided by financing activities	306,753	—	—	—	306,753

Cash and cash equivalents:
Net (decrease) increase for the period	307,507	(35,627)	39	—	271,919
Beginning of period	25,000	40,469	10,243	—	75,712

End of period	$332,507	$4,842	$10,282	$—	$347,631

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2010

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:	$38,341	$381	$2,288	$—	$41,010

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(63,113)	—	—	—	(63,113)
Acquisition of equipment	(3,999)	—	(579)	—	(4,578)

Net cash used in investing activities	(67,112)	—	(579)	—	(67,691)

Cash and cash equivalents:
Net (decrease) increase for the year	(28,771)	381	1,709	—	(26,681)
Beginning of year	53,771	40,088	8,534	—	102,393

End of year	$25,000	$40,469	$10,243	$—	$75,712

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2009

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:	$43,257	$(12)	$2,749	$—	$45,994

Cash flows from investing activities:
Investment in shares of subsidiaries	(100)	—	—	100	—
Acquisition of equipment	(1,131)	—	(677)	—	(1,808)

Net cash used in investing activities	(1,231)	—	(677)	100	(1,808)

Cash flows from financing activities:
Issuance of common stock	—	100	—	(100)	—

Net cash used in financing activities	—	100	—	(100)	—

Cash and cash equivalents:
Net increase for the year	42,026	88	2,072	—	44,186
Beginning of year	11,745	40,000	6,462	—	58,207

End of year	$53,771	$40,088	$8,534	$—	$102,393

20.	Subsequent events

Satellite Program Agreements

a.	On February 3, 2012, the Company entered into a contract for launch services (the “Satmex Launch Services Agreement”) for the launch of a dual-satellite payload which includes its next generation satellite, designed Satmex 7 (“Satmex 7”).

b.	On March 13, 2012, Satmex entered into a construction agreement, (the “Satmex Procurement Agreement”), with Boeing Satellite Systems International, Inc. (“Boeing”), for the design, construction and delivery of Satmex 7.

c.	On March 13, 2012, Satmex and Asia Broadcast Satellite Holdings Ltd. (“ABS”) also entered into a master procurement agreement with Boeing (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS of the procurement program. In addition to entering into the Satmex Procurement Agreement with Boeing, Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”), in which the parties agreed to share launch services costs, allocate common procurement program costs and cross-indemnify each other for any actions or changes to the procurement program made by Satmex or ABS that adversely affect the costs, timing, delivery or launch of the other party’s satellite or satellites.

Debt obligations

d.	On March 30, 2012, Satmex issued $35,000 aggregate principal amount of additional Senior Secured Notes (“SSN”) due in 2017, to be issued in a private placement under rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended, with rights to either offer to exchange the additional SSN for substantially similar notes that are registered under the U.S. Securities Act of 1933, as amended, or register the resale of the additional SSN. The additional SSN were priced at 102.00% and will bear interest at an annual fixed rate of 9.50%. The additional SSN offering closed on April 9, 2012.

* * * * * *

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Schedules of Valuation and Qualifying Accounts

	Successor Registrant
	Balance at beginning of period		Additional charged (credited) to expenses	Deductions and other		Balance at ending of period
Allowance for doubtful accounts:

For the period from May 26, 2011 through December 31, 2011	$—		$1,360	$—		$1,360

Valuation allowance on deferred income taxes:

For the period from May 26, 2011 through December 31, 2011	$135,291	(1)	$—	$(106,681	)(2)	$28,610

	Predecessor Registrant
	Balance at beginning of period		Additional charged (credited) to expenses	Deductions and other		Balance at ending of period
Allowance for doubtful accounts:

For the period from January 1, 2011 through May 25, 2011	$532		$—	$(532	)(3)	$—
Year ended December 31, 2010	360		172	—		532
Year ended December 31, 2009	510		(150)	—		360

Valuation allowance on deferred income taxes:

For the period from January 1, 2011 through May 25, 2011	$146,562		$10,394	$—		$156,956
Year ended December 31, 2010	164,472		76	(17,986)		146,562
Year ended December 31, 2009	162,009		2,463	—		164,472

(1)	Ending balance for the Predecessor Registrant does not match the beginning balance for the Successor Registrant due to the application of push-down accounting.
(2)

Due to the use of the hybrid method, certain tax loss carryforwards are excluded from the deferred tax computation during those years in which the Company expects to pay IETU; accordingly, the related reserve is also excluded from the deferred tax computation.

(3)	Write-offs of uncollectible accounts due to the application of push-down accounting.

* * * * * *