Form 20-F/A
period 2011-12-31
SATELITES MEXICANOS SA DE CV
filed 2012-05-29
CIK 1063131

As filed with the Securities and Exchange Commission on May 29, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards	Other ☐
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

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2011, (the “Form 20-F”) of Satélites Mexicanos, S.A. de C.V., is being filed for the sole purpose of furnishing Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”). Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in Extensible Business Reporting Language.

Pursuant to Rule 406T of Regulation S-T promulgated by the SEC, the interactive data files of Exhibit 101 hereto are deemed not filed as part of the registration statement or any prospectus that incorporates those exhibits for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

This Amendment does not reflect events occurring after the filing of the Form 20-F or modify or update those disclosures that may be or have been affected by subsequent events. Such subsequent events will be addressed, as required, in subsequent reports filed by registration with the SEC. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the registrant’s other filings with the SEC.

ITEM 19.	EXHIBITS

Exhibit No.	Description

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer (1)

12.2	Section 302 Certification of René Morán Salazar, Chief Financial Officer (1)

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer (1)

13.2	Section 906 Certification of René Morán Salazar, Chief Financial Officer (1)

101

The following financial information from Satélites Mexicanos, S.A. de C.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012, formatted in Extensible Business Reporting Language:

(i) Consolidated Balance Sheets as of December 31, 2011 (Successor Registrant) and 2010 (Predecessor Registrant);

(ii) Consolidated Statements of Operations for the Periods From May 26, 2011 Through December 31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant);

(iii) Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Periods From May 26, 2011 Through December 31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and for the Years Ended December, 2010 and 2009 (Predecessor Registrant); and

(iv) Consolidated Statements of Cash Flows for the Periods From May 26, 2011 Through December 31, 2011 (Successor Registrant), and From January 1, 2011 Through May 25, 2011, and For the Years Ended December, 2010 and 2009 (Predecessor Registrant)(1)(2)

—————————

(1)	Filed herewith.

(2)	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

By:	/s/ RENÉ MORÁN SALAZAR
René Morán Salazar
Interim Chief Financial Officer

Date: May 29, 2012

5