Form 20-F/A
period 2011-12-31
SATELITES MEXICANOS SA DE CV
filed 2012-07-25
CIK 1063131

As filed with the Securities and Exchange Commission on July 25, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 (this “Amendment No. 2”) to the Annual Report on Form 20-F for the year ended December 31, 2011, (the “Form 20-F”) of Satélites Mexicanos, S.A. de C.V., is being filed for the sole purpose of re-filing Exhibits 4.25, 4.32, 4.33, 4.34, and 4.36 (the “Updated Exhibits”) for which the registrant has submitted a confidential treatment request to the Securities and Exchange Commission (the “SEC”) to reflect changes in the redacted portions of the Updated Exhibits in connection with the registrant’s request for confidential treatment of the Updated Exhibits. These changes in the redactions were made in response to comments that the registrant received from the SEC regarding its confidential treatment request. The Updated Exhibits to this Amendment No. 2 supersede and replace the corresponding exhibit filed with the original Form 20-F filed on April 27, 2012 (the “Original Form 20-F”).

This Amendment No. 2 does not reflect events occurring after the filing of the Original Form 20-F or modify or update those disclosures that may be or have been affected by subsequent events. Such subsequent events will be addressed, as required, in subsequent reports filed by registration with the SEC. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Form 20-F and the registrant’s other filings with the SEC.

ITEM 19.	EXHIBITS

Exhibit No.	Description

4.25	Nineteenth Amendment, dated June 30, 2011 (effective as of August 1, 2010), to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (1), (2)

4.32	Launch Services Agreement, dated February 3, 2012, between Space Exploration Technologies Corp. and Satélites Mexicanos, S.A. de C.V. for launch services for Satmex 7 on a Falcon 9 launch vehicle (1), (2)

4.33	Amendment No. 1, dated March 2, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle (1), (2)

4.34	Amendment No. 2, dated March 9, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle (1), (2)

4.36	Commercial Satellite Delivery Contract (Contract No. BSS-SATMEX-12-001B), dated March 13, 2012, for the manufacture and delivery of Satmex 7 and satellite simulator software, satellite control software and training (1), (2)

12.1	Section 302 Certification of Patricio Northland, Chief Executive Officer (1)

12.2	Section 302 Certification of René Morán Salazar, Chief Financial Officer (1)

13.1	Section 906 Certification of Patricio Northland, Chief Executive Officer (1)

13.2	Section 906 Certification of René Morán Salazar, Chief Financial Officer (1)

(1)	Filed herewith.

(2)	Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the Commission on April 27, 2012.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 2 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

	By:	/s/ René Morán Salazar
René Morán Salazar
Date: July 25, 2012		Interim Chief Financial Officer

4