Form 20-F
period 2012-12-31
SATELITES MEXICANOS SA DE CV
filed 2013-04-26
CIK 1063131

As filed with the Securities and Exchange Commission on April 26, 2013

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

María Fernanda Ramo Reynoso Tel: (52) 55 2629 5800 Fax: (52) 55 2629 5865 Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600 Mexico, D.F., Mexico
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9.5% Senior Secured Notes due 2017, not registered on an exchange

The number of outstanding shares of capital stock as of December 31, 2012 was:
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

☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

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

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distributions of securities under a plan confirmed by a court.

☒ Yes   ☐ No

EXPLANATORY NOTE

To address future liquidity needs and enhance our long-term growth and competitive position, we entered into a series of agreements (the “Recapitalization Transactions”) pursuant to which the following actions have been taken:

•                  the voluntary filing, on April 6, 2011, by Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”, indistinctly) and all of its existing U.S. subsidiaries and all of its future material subsidiaries (excluding any such subsidiary formed after the issue date and solely to design, construct, launch and own one or more satellites) (“Guarantors”) for protection under Chapter 11 of the U.S. Bankruptcy Code and confirmation of the plan of reorganization (the “Plan”), which occurred on May 11, 2011;

•                  the consummation of the Plan, which occurred on May 26, 2011 (the “Plan Effective Date”);

•                  the conversion pursuant to the Plan of our then existing Second Priority Senior Secured Notes due 2013 (the “Second Priority Old Notes”) into direct or indirect equity interests in reorganized Satmex, which occurred on May 26, 2011;

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

•                  the exchange of the total $325 million of the New Notes for exchange notes issued under the Indenture registered under the Securities Act pursuant to a registration statement on Form F-4;

•                  the offering and sale of $35 million in principal amount of 9.5% Senior Secured Notes due 2017 (the “Additional Notes” and together with the New Notes, the “Notes”), which were initially offered on March 30, 2012 as additional debt securities and issued under our existing Indenture to qualified institutional buyers under Rule 144A of the Securities Act, and to persons outside of the U.S. in compliance with Regulation S of the Securities Act;

•                  the exchange of approximately $34.7 million of the total $35 million in Additional Notes, representing 99.0%of the Additional Notes issued under the Indenture for the exchange notes issued under the Indenture registered under the Securities Act pursuant to a registration statement on Form F-4; and

•                  the payment of fees and expenses related to the foregoing.

The Indenture requires us, in Section 4.03, to provide certain financial information to the holders of the Notes (or file such information with the Securities and Exchange Commission, or the SEC, for public availability), after the end of each fiscal year.

PART I

ITEMS 1—2. Not Applicable

ITEM 3. Key Information

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our financial statements are published in U.S. dollars and prepared in conformity with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.”

As of May 26, 2011, we adopted push-down accounting as a result of the Recapitalization Transactions. Accordingly, our consolidated financial information disclosed under the heading “Successor” for the period from May 26, 2011 through December 31, 2011 and for the year ended December 31, 2012 is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor” for the period from January 1, 2011 through May 25, 2011 and for the years ended December 31, 2010, 2009 and 2008.

The following selected consolidated financial and other data should be read in conjunction with “Operating and Financial Review and Prospects,” “Risk Factors” and our audited consolidated financial statements (including the related notes) contained elsewhere in this annual report on Form 20-F. The consolidated statement of operations and statement of cash flow data for 2010, 2011 and 2012 and the consolidated balance sheet data for 2011 and 2012, have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, included elsewhere in this annual report on Form 20-F. All financial data as of and prior to the year ended December 31, 2010 has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP that are not included in annual report on Form 20-F. Historical results are not necessarily indicative of the results to be expected for future periods.

	Predecessor				Successor
	Fiscal Year Ended December 31,			January 1 to May 25	May 26 to December 31	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2011	2012
Statement of Operations Data:
Revenues:
Satellite services	$93,248	$102,061	$105,781	$43,734	$59,714	$113,954
Broadband satellite services	13,335	12,384	12,910	5,190	7,433	10,949
Programming distribution services	8,136	10,594	10,071	4,786	7,563	14,504
Total revenues	114,719	125,039	128,762	53,710	74,710	139,407
Costs and expenses:
Satellite services (1)	14,183	12,884	11,405	4,401	6,191	11,821
Broadband satellite services (1)	2,186	2,249	2,821	685	1,388	3,151
Programming distribution services (1)	4,162	5,331	5,387	2,625	4,393	8,440
Selling and administrative expenses(1)	21,223	16,893	17,040	7,714	12,792	21,147
Depreciation and amortization	59,807	47,657	43,402	17,080	46,547	64,951
Reorganization expenses (2)	4,424	3,324	16,443	28,766	—	—
Reversal of provision for orbital incentive (3)	(6,989)	—	—	—	—	—
Gain on recovery from customer	(4,610)	—	—	—	—	—
Total costs and expenses	94,386	88,338	96,498	61,271	71,311	109,510
Operating income (loss)	20,333	36,701	32,264	(7,561)	3,399	29,897
Interest expenses	(48,498)	(43,708)	(45,789)	(19,499)	(8,990)	(4,444)
Interest income	1,481	480	345	150	328	522
Net foreign exchange gain (loss)	(1,828)	12	71	349	(1,461)	524
Loss before income tax	(28,512)	(6,515)	(13,109)	(26,561)	(6,724)	26,499
Income tax expense (benefit)	6,829	13,233	779	2,199	12,133	(14,820)
Net (loss) income	$(35,341)	$(19,748)	$(13,888)	$(28,760)	$(18,857)	$41,319
Less: Net income attributable to non-controlling interest	285	406	444	3	25	103
Net (loss) income attributable to Satélites Mexicanos, S.A. de C.V.	$(35,626)	$(20,154)	$(14,332)	$(28,763)	$(18,882)	$41,216

(in thousands of U.S. dollars)

	Predecessor				Successor
	Fiscal Year Ended December 31,			January 1 to May 25	May 26 to December 31	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2011	2012
Statement of Cash Flow Data:
Depreciation and amortization	$59,807	$47,657	$43,402	$17,080	$46,547	$64,951
Net cash flows provided by operating activities	27,549	45,994	41,010	8,134	32,354	82,498
Capital expenditures	6,518	1,808	67,691	42,968	152,164	116,676
Net cash flows used in investing activities	(6,518)	(1,808)	(67,691)	(42,968)	(152,164)	121,576
Net cash flows provided by (used in) financing activities	—	—	—	306,753	(148,570)	34,479
Balance Sheet Data (End of Period):
Cash and cash equivalents	$58,207	$102,393	$75,712	$347,631	$79,251	$74,652
Accounts receivable, net	17,281	9,543	13,126	19,612	12,658	13,521
Satellites and equipment	264,149	235,240	265,158	327,770	443,015	552,562
Concessions	41,007	39,597	38,185	37,597	44,628	42,837
Total assets	445,494	439,407	438,957	793,910	664,943	746,014
Deferred revenue	67,698	65,354	63,010	62,033	35,161	26,587
Total debt	406,297	420,615	436,110	765,130	325,000	360,000
Total liabilities	497,891	511,552	524,990	908,703	404,652	444,404
Total shareholders’ equity (deficit)	(52,397)	(72,145)	(86,033)	(114,793)	260,291	301,610
Other Financial Data:
EBITDA (4)	$80,140	$84,358	$75,666	$9,519	$49,946	$94,848
Adjusted EBITDA (4)	74,739	86,366	89,372	37,629	51,233	91,806
Maintenance capital expenditures (5)	3,053	1,808	4,578	635	1,627	1,998
Satellite capital expenditures (6)	3,465	—	63,113	42,333	150,537	114,678

(in thousands of U.S. dollars)

(1)         Exclusive of depreciation and amortization shown separately.

(2)         Reorganization expenses consist of costs incurred by Satmex as part of its capital restructuring activities (including principally financial advisory, professional and regulatory fees).

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

	Predecessor				Successor
	Fiscal Year Ended December 31,			January 1 to May 25,	May 26 to December 31,	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2011	2012
Net (loss) income	$(35,341)	$(19,748)	$(13,888)	$(28,760)	$(18,857)	$41,319
Income tax expense	6,829	13,233	779	2,199	12,133	(14,820)
Interest expense	48,498	43,708	45,789	19,499	8,990	4,444
Interest income	(1,481)	(480)	(345)	(150)	(328)	(522)
Net foreign exchange (gain) loss	1,828	(12)	(71)	(349)	1,461	(524)
Depreciation and amortization	59,807	47,657	43,402	17,080	46,547	64,951

EBITDA	80,140	84,358	75,666	9,519	49,946	94,848
Reorganization transactions expenses(a)	8,542	3,324	16,443	28,766	—	—
Orbital incentives settlement(b)	(6,989)	—	—	—	—	—
State Reserve Amortization(c)	(2,344)	(2,344)	(2,344)	(977)	(794)	(8,574)
Other Income/(Expense)(d)	(4,610)	1,028	(393)	321	2,081	5,532
Adjusted EBITDA	$74,739	$86,366	$89,372	$37,629	$51,233	$91,806

(a)         Reorganization expenses consist of costs incurred by Satmex as part of its activities to restructure its capital structure (including principally financial advisory, professional and regulatory fees). Our management excludes these expenses when evaluating our ongoing performance and, therefore, our Adjusted EBITDA excludes these expenses.

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

(6)         Includes construction in process payments related to (i) Satmex 7 ($3.5 million in 2008 and $28.5 million in 2012), (ii) Satmex 8 ($63.1 million in 2010,  $192.9 million in 2011, and $82.4 million in 2012) and the (ii) F4 satellite program ($3.8 million in 2012), capitalized interest, technical fees and expenses related to such construction.

EXCHANGE RATES

This annual report on Form 20-F contains conversions of Mexican peso amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all conversions from Mexican pesos to U.S. dollars and from U.S. dollars to Mexican pesos were made at a rate of $13.01   Mexican pesos to U.S. $1.00 dollar, the noon buying rate in effect as of December 31, 2012. The noon buying rate as of April 25, 2013 was $12.25 Mexican pesos per $1.00. We make no representation that any Mexican peso or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Mexican pesos, as the case may be, at any particular rate, the rates stated below or at all.

The following table sets forth information concerning exchange rates between Mexican pesos and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period Ended(1)	Period End	Average(2)	Low	High
	(Mexican pesos per $1.00)
December 31, 2008	13.54	11.14	9.92	13.92
December 31, 2009	13.06	13.51	12.60	15.37
December 31, 2010	12.36	12.64	12.16	13.18
December 31, 2011	13.98	12.43	11.50	14.24
December 31, 2012	13.01	13.17	12.63	14.39
2013 (through April 25, 2013)	12.25	12.55	12.07	12.99

(1)         For all dates, exchange rates between Mexican pesos and U.S. dollars are presented at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)         Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts used throughout this annual report on Form 20-F were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys, including the following: Projection Model Satmex 2020; 17th Satellite Communications & Broadcasting Markets Survey Forecasts to 2012, by Euroconsult; Convergencia Latina Map 2012; Via Satellite’s 2012 Industry Directory; Company Profiles, Analysis of FSS Operators, dated July 2012, by Euroconsult,; Price Assumptions in C-bands, dated December 2011, by Satmex; Satmex Industry Analysis; Executive Summary of Satmex 8 Market Validation, dated January 2010, by Euroconsult; Satmex 8 Market Study, dated October 2010, by Northern Sky Research; Satmex 8 Market Validation, dated October 2010, by Euroconsult; Executive Summary of Satmex 8 Market Study, dated December 2009, by Northern Sky Research; Satmex 8 Market Study, dated December 2009, by Northern Sky Research; and Satmex 8 Market Validation, dated December 2009, by Euroconsult; and Global Assessment of Satellite Supply and Demand 8th Edition, dated 2011, by Northern Sky Research. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable, based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. We do not make any representation as to the accuracy of information contained in this annual report on Form 20-F based upon such market and industry data and forecasts. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this annual report on Form 20-F. Neither we nor the initial purchaser can guarantee the accuracy or completeness of any such information contained in this annual report on Form 20-F.

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

•                  our history of significant net losses;

•                  our ability to pay the Notes in full at maturity;

•                  our high degree of leverage and significant debt service obligations;

•                  our inability to finance, build and successfully launch our currently intended Satmex 7 and F4 satellites;

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

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this annual report on Form 20-F and are expressly qualified in their entirety by the cautionary statements included in this annual report on Form 20-F. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

RECENT DEVELOPMENTS

As part of our strategy to further expand our capacity to capitalize on growing demand, we initiated a program for the design and construction of a new satellite named Satmex 7. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services. On March 13, 2012, we entered into a definitive construction agreement (the “Satmex Procurement Agreement”) with Boeing Satellite Systems International, Inc. (“Boeing”), for the design, construction and delivery of Satmex 7, which will be based on Boeing’s 702 SP platform. The agreement provides for a 34-month construction schedule for Satmex 7. The Satmex Procurement Agreement also provides for a right to purchase an additional satellite based on Boeing’s 702 SP platform, and which will be named F4. On February 3, 2012, we entered into a launch services agreement (the “Launch Services Agreement”) with Space Exploration Technologies, Corp. (“SpaceX”) for the launch of a dual-satellite payload consisting of Satmex 7 and another similar-model satellite to be owned by another satellite operator, Asia Broadcast Satellite Holdings Ltd. (“ABS”). The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015. The Launch Services Agreement is one among other agreements described in this annual report on Form 20-F involving the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing under a joint procurement program with Satmex and ABS (the “Program”). On March 13, 2012, Satmex and ABS entered into a master procurement agreement with Boeing (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS of the Program. In connection with the Program, in addition to entering into the Satmex Procurement Agreement with Boeing, Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”). The Master

Procurement Agreement, the Launch Services Agreement, the Satmex Procurement Agreement and the Bilateral Agreement are collectively referred to as the “New Satellite Program Agreements.” On June 28, 2012, Satmex filed an application which as of the date of this annual report on Form20-F has not been approved or disapproved, with the Export-Import Bank of the United States (“U.S. Ex-Im Bank”) for a long-term direct loan in the amount of approximately $255.4 million for the purpose of financing the Satmex 7 and certain past payments made for Satmex 8. We have made progress in connection with such loan and continue to work with the U.S. Ex-Im Bank by supplying information as may be needed, from time to time while continuing to negotiate the relevant terms. For a more detailed discussion of the Satmex 7 and F4 Programs, including the estimated cost and timing for the planned construction and launch of the satellite and our intended financing and related transactions related to the project, see “Item 4 — Information on the Company.”

RISK FACTORS

Risks Related to Our Business

We have a history of significant net losses.

We incurred consolidated net losses attributable to Satmex of approximately $14.3 million and $47.6 million during 2010 and 2011, respectively. Improving our operating performance and attaining profitability depends on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities and construct, launch and operate Satmex 7 and successfully begin commercial operation of Satmex 8. Our failure to achieve any one or more of the foregoing could further adversely affect our operating performance and increase our net operating losses. If we cannot improve our operating performance and become profitable, our financial condition may deteriorate and we may be unable to achieve our business objectives or make payments on our debt obligations.

We may not have enough financial resources to pay the Notes in full at maturity and finance Satmex 7 and/or F4.

The Notes mature in 2017. We will need to raise funds to pay the Notes at maturity and finance the Satmex 7 program or, in the event we elect to purchase F4, to finance the F4 satellite program. This cash requirement significantly exceeds our available cash and cash equivalents, which were $74.7 million as of December 31, 2012.

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

If our future cash flows from operations are not sufficient for the construction, launch and insurance of Satmex 7, and if we are unable to raise additional capital, Satmex will be required to make termination payments under each of the New Satellite Program Agreements, which are based, in part, on the timing of such termination and the amounts paid to the date of termination. If ABS defaults on its purchase obligation and, as a result, Boeing terminates ABS’ satellite procurement agreement, Boeing is entitled to increase the price of Satmex’s satellite to preserve its expected economic benefit of the joint procurement of the satellites pursuant to the program. If Boeing terminates the satellite procurement agreement with ABS as a result of a default by ABS, the purchase price of Satmex 7 will increase. Satmex will have a corresponding damages claim against ABS for the cost of the resulting increase, but there may be additional costs and timing delays in pursuing such claim for damages to recoup such increased costs.

In order to pursue the construction of F4, we expect to have to raise additional funds in the future to cover our obligations under the Master Procurement Agreement for F4. If we do not exercise our right to purchase F4,

Boeing will be entitled to retain the portion of the initial payment paid by Satmex on March 13, 2012 with respect thereto, but Satmex will incur no additional liability with respect to F4. In addition, if Satmex exercises the option to purchase F4 and such construction is terminated prior to the completion of such satellite, Satmex may be required to make additional termination payments under the Master Procurement Agreement, the Satmex Procurement Agreement and the Bilateral Agreement.

If we are unable to finance, build and successfully launch our proposed Satmex 7 satellite and successfully begin commercial operations of our Satmex 8 satellite, our ability to grow our business will be materially and adversely affected.

In order to retain our Satmex 5 customer base, we must replace Satmex 5 before the end of its economic life. If Satmex 5 reaches the end of its economic life and Satmex 8 is not in place, we will not be able to continue offering services to the vast majority of our Satmex 5 customers because Satmex 6 is nearly fully contracted. Moreover, if our customers believe there will be a gap between the end of Satmex 5’s economic life and Satmex 8’s operation, they may prematurely discontinue their use of our services. In addition, because the capacity on Satmex 5 and Satmex 6 is nearly fully contracted, in order for us to increase our fixed satellite services (“FSS”) revenue, we will need to either increase the fees we charge our customers upon the renewal of existing contracts or obtain additional satellite capacity through the launch and operation of Satmex 8 and Satmex 7.

Construction of Satmex 8 was completed during the second half of 2012, for a total construction cost of approximately $358.3 million. As of December 31, 2012, the remaining amount to be paid upon launch is $17.7 million and is recognized as a current liability in the balance sheet, which was paid to the constructor on March 22, 2013.  We will also need additional funding to construct, launch and insure Satmex 7 and, if we exercise our right under the Master Procurement Agreement, F4. We filed an application with the U.S. Ex-Im Bank on June 28, 2012 for a long-term loan to facilitate the financing of Satmex 7 in the amount of approximately $255.4 million. Continuous progress has been made to obtain the loan. We have made progress has been made to obtain the loan. Satmex has been working in connection with such loan and continue to work with the U.S. Ex-Im Bank by supplying information as needed, and having ongoing discussions from time to time while continuing to negotiate the relevant terms. No. No assurance can be given that we will be able to generate sufficient funds from operations or obtain financing from U.S. Ex-Im Bank or any other third party sufficient to meet our cash requirements for the construction of Satmex 7. If we are unable to operate Satmex 8 and construct, launch and operate Satmex 7, on a timely basis or at all, our results of operations, business prospects, financial condition and cash flow will be materially adversely affected.

On December 23, 2010, Satmex entered into a contract for launching services with ILS International Launch Services, Inc. (“ILS”), anticipating the launch of satellite Satmex 8 during the third quarter of 2012. Subsequently, as a result of ordinary construction delays, a launch date of December 28, 2012 was agreed upon by Satmex and ILS. On December 8, 2012 a technical failure in the launch equipment occurred, reason for which Satmex announced on December 27, 2012 that the launch of satellite Satmex 8 would be further delayed. ILS established the Failure Review Oversight Board (“FROB”), which Satmex participated in, and immediately began to investigate the cause of the technical failure. On February 14, 2013, ILS issued additional details regarding the most probable root cause of the failure and presented corrective actions to the FROB.

The FROB studies concluded shortly thereafter and the corrective actions to fix the technical failure were put into place. Consequently, Satmex 8 satellite was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). The satellite was carried into orbit on an ILS Proton Launch Vehicle.

After launch, the Satmex 8 satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit.

The Satmex 8 satellite commercial operation date is expected to be in the second quarter of 2013. As of December 31, 2012, the amount to be paid upon launch was $4.9 million, which was paid on March 22, 2013.

New or proposed satellites are subject to construction and launch failures (including a failure to reach their intended orbit) and delays, the occurrence of which can materially and adversely affect our results of operations, business prospects, financial condition and cash flow.

Although we have entered into an agreement for the construction and launch of Satmex 7, there may still be delays in it concluding construction or becoming operational.  Additionally, although Satmex 8 was launched in

March 2013, its operational date is expected in May 2013; however, there may still be delays in it becoming operational. Delays in satellite deployment can result from delays in the construction of satellites, procurement of requisite components, unavailability of launch vehicles, the limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals and launch failures. Failure to meet a satellite’s construction schedule could result in a significant delay in the future delivery of a satellite. Even after a satellite has been delivered and is ready for launch, an appropriate launch date may not be available for several months. These delays could adversely affect our marketing strategy for such satellite, as well as our results of operations and cash flow during the period of delay.

There are a limited number of companies that we are able to use to launch Satmex 7 and a limited number of commercial satellite launch opportunities available in any given time period. Adverse events with respect to  SpaceX, our launch service provider, such as satellite launch failures, could result in increased delays in the launch of Satmex 7. In the event that our launch service provider is unable to fulfill its obligations, we may have difficulty procuring alternative services in a timely manner and may incur significant additional expenses as a result. Any such increased costs and delays could have a material adverse effect on our business, operating results and financial condition.

Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically take up to 30 months or longer, and obtain another launch vehicle service. Launch vehicles may also underperform, in which case the satellite may be lost or unable to be placed into the desired orbital location. Such significant delays could have a material adverse effect on our results of operations, business prospects, financial condition and cash flow. Our contracts with customers that purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of delays, and in some cases, to impose on us certain penalties, termination fees or indemnification obligations.

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

It is not feasible to repair a satellite in space. As a result, each satellite may not remain in operation for its expected economic life. We expect the performance of any satellite to decline gradually near the end of its expected economic life. If our satellites do not remain in operation for their expected economic life, our results of operations, business prospects, financial condition and cash flow could be adversely affected.

In 2000, we lost Solidaridad 1 in orbit. On January 27, 2010, we lost the primary Xenon Ion Propulsion System (“XIPS”) on Satmex 5.  XIPS is the electric propulsion system that maintains the satellite’s in-orbit position. The secondary XIPS on Satmex 5 previously failed and is no longer available. Consequently, Satmex 5 is currently operating on its backup bi-propellant propulsion system. In November 2011, Boeing updated the remaining economic life of Satmex 5 based on analyses of the remaining propellant, deorbit propellant, residual propellant, and uncertainties. In October 2012, Boeing further revised its estimate of the remaining economic life of the Satmex 5 satellite by increasing such estimate and considering that the Satmex 5 can continue normal operations until May

2013. In addition, in December 2012, Satmex updated its estimate on the remaining economic life of the Satmex 5 satellite based on the Propellant Gauging System study conducted by COMSAT Technical Services, which concluded that the three-sigma worst case remaining economic life of Satmex 5 was 0.76 years from December 31, 2012. If the bi-propellant propulsion system on Satmex 5 fails, the satellite will be entirely lost. It is expected that Satmex 5 continues operations in inclined orbit, however, as of September 30, 2012, the asset is fully depreciated for accounting purposes.

In addition, Solidaridad 2, Satmex 5, and Satmex 6 have experienced temporary anomalies and, in certain cases, are currently operating using back-up components or systems because of the failure of their primary components or systems. If the back-up components or systems fail, however, and we are unable to restore redundancy, these satellites could lose capacity or be total losses. Any single anomaly or series of anomalies or other failure could cause our revenues, cash flows and backlog to decline materially or require us to recognize an impairment loss or replace one or more of our satellites, each of which could materially affect our profitability and significantly increase our financing needs. Any such anomaly or failure could also result in a customer terminating its contract for service on the affected satellite and could require us to repay prepayments made by customers of the affected satellite. If the affected satellite serves one of our major customers, there could be a material adverse effect on our results of operations, business prospects, financial condition and cash flow. In addition, if any of our in-orbit satellites should fail and, as a result, cause damage or harmful interference to third parties, we may incur liability.

Our products and services could perform at suboptimal levels or fail to perform entirely due to technological malfunctions, satellite failures or other deficiencies outside of our control.

Our products and services are exposed to the risks inherent in large-scale, complex telecommunications satellite systems employing advanced technology. Any disruption to our services, information systems or communication networks could result in the inability of our customers to receive our services. This Form 20-F describes possible satellite failures or other technical and operational deficiencies which could result in system failure or reduced levels of service. Any such disruption would adversely impact our business and our reputation, and could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers or could result in litigation, customer service or repair work that could involve substantial costs and distract management from operating our business.

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

Satmex 6 and Satmex 8 are currently insured. The satellite insurance policies for Satmex 6 and Satmex 8, respectively contain customary exclusions that could preclude recovery for certain types of loss, damage or failure, including (i) war, invasion, hostile or warlike action in time of peace or war, (ii) any anti-satellite device or device employing atomic or nuclear fission and/or fusion, or device employing laser of directed energy beams, (iii) insurrection, labor disturbance, strikes, revolution or any governmental action combating or defending against such action, (iv) confiscation, seizure or similar action by any government or government agent, (v) nuclear reaction, nuclear radiation or radioactive contamination of any nature, whether such loss or damage be direct or indirect, except for radiation naturally occurring in the space environment, (vi) electromagnetic or radio frequency interference, except for physical damage to the satellite directly resulting from such interference, (vii) willful or intentional acts of Satmex designed to cause loss or failure of the satellite, (viii) any act of one or more persons, whether or not agents of a sovereign power, for political or terrorist purposes and whether the loss, damage or failure resulting therefrom is accidental or intentional and (ix) any unlawful seizure or wrongful exercise of control of the satellite made by any person or person action for political or terrorist purposes. Our future insurance policies, to the extent we are able to renew our insurance, may also contain similar exclusions because the cost of insurance without such exclusions may be economically impractical or commercially unavailable. A partial or complete failure of a revenue-producing satellite, whether insured or not, could have a material adverse effect on our business, financial condition, cash flow and results of operations.

On December 5, 2012, we renewed our in-orbit insurance policy on Satmex 6 for a period of one year, expiring on December 5, 2013, based on prevailing market terms and conditions. There can be no assurance that we will be able to renew this policy on satisfactory terms or at all. An uninsured loss of Satmex 6 would have a material adverse effect on our business, results of operations, cash flow and financial condition. Furthermore, if we are unable to insure our satellites (excluding Satmex 5 and Solidaridad 2) in the amounts specified in the Indenture governing the Notes and in the same manner that similar satellites are usually insured by companies engaged in the same or similar business, we would be in a default under the Indenture governing the Notes.  As of the date of this annual report on Form 20-F, Satmex 6 is insured with coverage of $288.0 million. Such amount of insurance is subject to a decrease to carrying value as established in the debt indenture once Satmex 8 enters into commercial operations.

We have not renewed the in-orbit insurance for Satmex 5 following its expiration in December of 2012 because it has been fully depreciated as of September 30, 2012. Additionally, considering the fact that its remaining geostationary life is less than one year, it does not meet the standard requirement from insurers of at least a 12 month margin of remaining fuel life. Under the Indenture governing the Notes, such full depreciation releases Satmex from the covenant requiring us to maintain the specified amount of insurance on Satmex 5. As of the date of this annual report, the Satmex 8 satellite is insured with coverage of $360.0 million.

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

Our 10 largest customers in 2012 represented approximately 45% of our total revenues. In addition, approximately 53% of our FSS revenues in 2012 were derived from our 10 principal customers. Our largest customer is Hughes Network Systems, LLC, or HNS.  Revenue from HNS represented 14.2% and 11.0% of our total revenue in 2011 and 2012, respectively.  HNS’ contracted capacity of Satmex 5 and Satmex 6 was decreased through three amendments executed in 2009 reflecting a total decrease of 1.0% in total revenue from 2008. HNS is in the process of constructing its own satellites. Once completed, HNS’s use of those satellites could decrease its demand for our services. Other significant customers include América Móvil Perú, S.A.C. (as successor of Telmex Perú, S.A.) (“América Móvil”), Teléfonos de México, S.A.B. de C.V. (“Teléfonos de México”), Hunter Communications, Inc. (“Hunter Communications”), with whom we have an ongoing dispute that is pending as of the date of this annual report on Form 20-F, and  Telefónica del Perú, S.A.A. (“Telefónica del Perú”). The loss of any one of these customers could have a material adverse effect on our business, operating results and cash flow.

We operate in a competitive environment.

We continue to face competition from satellite operators in markets such as the U.S., Mexico and Latin America. As of December 31, 2012, there were more than 65 satellites offering services similar to ours to the Americas.  Intelsat, Ltd. (“Intelsat”) has more than 50 satellites, of which more than 25 totally or partially serve the Americas market. SES, S.A. has a fleet of 47 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates three satellites, one of which is Bicentenario (formerly Mexsat-3) with 12 active extended C- and Ku-band transponders. Bicentenario will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat Canada, Grupo Hispasat, S.A., Hispamar Satélites S.A., and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Móvil). We believe that approximately 350 satellites with 36 MHz transponder equivalents in the C- and Ku-bands, one of which is Bicentenario, will be launched in the period between 2013 through 2016 in our market. In addition, these or other operators could begin using the newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc. and

HNS have deployed Ka band services, while Hispasat has already announced plans to launch service using such frequencies.

We also face competition from land-based telecommunications services. Fiber optic service providers can generally provide services at a lower cost than we can for point-to-point applications.

Our “Alterna’TV” digital distribution platform (“Alterna’TV”) and Enlaces Integra, S. de R.L. de C.V. (“Enlaces”) also operate in highly competitive environments. Alterna’TV faces competition from large media companies such as News Corporation, Discovery Communications, Inc., Viacom, Inc., NBC Universal, Inc. and Univision Communications, Inc., as well as niche channels that target very specific Hispanic communities in the U.S., such as Sur Corporation. Enlaces faces competition from government business such as Libros Foráneos, S.A. de C.V. (d.b.a. “Globalsat”) and Pegaso Telecomunicaciones, S.A. de C.V., which are in partnership with Intelsat for the provision of satellite capacity. During 2009, the Mexican government (through its telecommunications regulator, the Comisión Federal de Telecomunicaciones (the Federal Telecommunications Commission of Mexico), or COFETEL, released new concessions to Red52, S.A. de C.V. and Elara Networks, S.A. de C.V., generating more competition in the market for Enlaces. In the corporate market, Enlaces faces competition from terrestrial network services providers such as Teléfonos de México, Axtel, S.A.B. de C.V. and Servicios Alestra, S.A. de C.V. (d.b.a. “AT&T”) and, specifically in the satellite market, from companies such as British Telecom (formally Comsat), Pegaso and Globalsat, which offer similar services but focus primarily on small office/home office, or SOHO, markets. Teléfonos de México and British Telecom both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access ADSL, 3G, GPRS and WIMAX products.

Most of our competitors have larger fleets and significantly greater financial resources than we do. Moreover, if our competitors launch the eight new satellites discussed with coverage over the regions that we serve within the Americas, we may experience significant pricing pressure. This in turn could adversely affect our revenue and profitability projections and further impact our ability to service our debt obligations.

Our affiliation agreement with DirecTV, Inc. (“DirecTV”) to provide “Canal 22” to subscribers may be terminated at will. If such agreement is terminated, it could have a material adverse effect on our results of operations and profitability.

We entered into an affiliation agreement, dated as of February 4, 2004, with DirecTV by which we granted to DirecTV the non-exclusive right to distribute “Canal 22” in the U.S., its territories and possessions (including Puerto Rico) as well as Canada in exchange for a monthly license fee. The affiliation agreement expired on April 4, 2009. However, pursuant to a letter agreement, dated January 29, 2009, the parties agreed to reinstate the terms of the affiliation agreement except that the agreement would be terminable at will by either party upon giving not less than 30 days’ prior written notice. Since the expiration of the affiliation agreement, we have been negotiating its renewal, but have not reached an agreement with DirecTV. During the negotiations, the parties have continued to act and provide those services on the terms and conditions set forth therein. In the event that the affiliation agreement cannot be extended for a longer term or is terminated, we would no longer receive the monthly license fee, which could have a material adverse effect on our results of operations, profitability and cash flow.

We entered into an affiliation agreement, dated as of November 29, 2005, with DirecTV by which we granted to DirecTV the right to distribute “Latinoamérica Televisión” in the U.S., its territories and possessions (including Puerto Rico) as well as Canada in exchange for a monthly license fee. The affiliation agreement expired on January 10, 2012. However, pursuant to a letter agreement, dated November 30, 2011, the parties agreed to reinstate the terms of the affiliation agreement except that the agreement would be terminable at will by either party upon giving not less than 90 days’ prior written notice. Since the expiration of the affiliation agreement, we have been negotiating its renewal, but have not reached an agreement with DirecTV. During the negotiations, the parties have continued to act and provide those services on the terms and conditions set forth therein. In the event that the affiliation agreement cannot be extended for a longer term or is terminated, we would no longer receive the monthly license fee, which could have a material adverse effect on our results of operations, profitability and cash flow.

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

Enlaces’ teleport operates from one facility, without a back-up. In the year ended December 31, 2012, Enlaces’ revenues represented 7.9% of our total revenues. A natural disaster, such as an earthquake, could seriously disrupt its operations. To date, Enlaces has suffered approximately one to two operations disruptions per year that did not last more than an hour. These disruptions have not materially adversely affected Enlaces’ operations. In addition, Enlaces operates only one antenna with no back-up antenna in place. Damage to this antenna could seriously disrupt Enlaces’ operations.

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

Our business is regulated by the Mexican government and the Mexican law. In addition, the services we provide in countries outside of Mexico are governed by regulations in those countries. We are required to obtain landing rights in the countries where we seek to operate and our customers may need to obtain governmental consents in connection with the operation of their business in such countries. Regulatory authorities in the various jurisdictions in which we operate may alter the generally applicable regulations and policies that govern our operations, or can modify, withdraw or impose conditions upon the licenses and other authorizations that we require, thereby increasing our cost of doing business.

Our Concessions and other authorizations typically are granted for a fixed term or duration. Consequently, we are required to periodically renew the Concessions and other authorizations in order to maintain them in good standing. Typically, such renewals are granted, although we cannot assure you that this will continue to be the case.  In May 2011, the Mexican government extended the Orbital Concessions, effective as of the termination of the initial term of the existing Orbital Concessions, for a 20-year term until 2037 without payment to the Government and maintaining Satmex’s same conditions for continuing exclusive use of existing C- and Ku-bands by Satmex, but eliminating the right to request the future use of planned or extended C- and Ku-bands. As a result of the proceedings we initiated before the Secretaría de Comunicaiones y Transportes (“SCT”) either to recover such right to request or to replace it with the right to use a Ka-band in certain conditions. In November 2012, the SCT modified the orbital concessions granted to Satmex, including the expectation of right to use and commercialize Ka-band frequencies upon fulfillment of certain requirements stated in the concessions.

Our Orbital Concessions, granted by the Mexican government, require that we reserve 362.88 MHz in the aggregate in the C- and Ku-bands of our satellites for use by the Mexican government free of charge (Capacity Reserved). Consequently, approximately 6% of Satmex 5 and Satmex 6’s transponders are currently utilized by the Mexican government. In the case of any future satellites utilizing the orbital slots provided for under the Orbital Concessions, the capacity reserved to the Mexican government will be defined by the SCT according to the law, regulations and the corresponding concessions. Moreover, our concessions are subject to government regulations, which may modify the content of, or impose limitations on, our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service, and pricing requirements on us, which would adversely affect our results of operations and financial condition.

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

The Mexican government has coordinated the operations of our current satellites with other administrations pursuant to the ITU’s established procedures. However, in the future we could be required to engage in additional coordinations with respect to our existing or new satellites. For example, we may be required to coordinate our operations of Satmex 7 at 114.9O W.L. with those of Bicentenario (formerly Mexsat 3), which we anticipate will operate at the same orbital location.  According to public information released by SCT on the Mexsat system, we believe that Bicentenario will operate on different frequencies, and therefore that there will not be interference between Satmex 7 and Bicentenario.  We can provide no assurance that this will be the case. This and other coordinations (i.e., Ka-band) could require lengthy and costly negotiations with other operators. The failure to reach an appropriate arrangement with such satellite operators may result in substantial restrictions on the use and operation of our satellite at its orbital location. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital location is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location.

In certain countries, a failure to resolve coordination issues may be used by regulators as a justification to limit or condition market access by foreign satellite operators. While the ITU’s Radio Regulations require the operators of later-filed systems to coordinate their operations with us, we cannot guarantee that they will do so, or limit their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. This interference could require us to take steps, or pay or refund amounts to our customers that could have a material adverse effect on our results of operations, business prospects and financial condition. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate our satellites’ frequencies successfully or to resolve other required regulatory approvals could have an adverse effect on our financial condition, as well as on the value of our business. See “Item 4. Information on the Company —Regulation — U.S. Regulation and ITU Requirements” for additional information regarding ITU and coordination.

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

Solidaridad 2 will remain in inclined orbit for its remaining useful life.  We are currently constructing another satellite, Satmex 7, and placing it in geostationary orbit in the orbital position currently held by Solidaridad 2.  If we are unsuccessful in constructing and launching Satmex 7 or unable to timely place another satellite in the orbital slot occupied by Solidaridad 2, we could lose the right to use the 114.9° W.L. orbital slot for the reasons described in the previous paragraph.  Additionally, the expected remaining life of Satmex 5 has been reduced as a result of the failure of its XIPS system on January 27, 2010.  If we are unable to timely replace Satmex 5 with Satmex 8 or another satellite, we could lose the right to use the 116.8° W.L. orbital slot for the reasons described in the previous paragraph.  We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place our satellites, and the loss of one or more of our orbital locations could adversely affect our plans and our ability to implement our business strategy.

Our government concessions may be revoked under certain circumstances.

Our satellites are located in orbital slots allocated to Mexico, such that our business is subject to the oversight and regulation of the Mexican government. The Mexican government has granted to us four concessions, three Orbital Concessions (See “Item 4. Information on the Company — Business — Our Satellites”) and one Property Concession (See “Item 4. Information on the Company — Business — Satellite Control Centers and Property Concession”). Our Concessions are subject to termination prior to the expiration of their terms upon the occurrence of certain events. Under the Mexican Ley Federal de Telecomunicaciones (the Federal Telecommunications Law of Mexico or the Telecommunications Law, indistinctly), an Orbital Concession will terminate if:

•                  the term of any such Orbital Concession expires, without further extensions;

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

The SCT also has the right to terminate any of our Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate,” and we would be entitled to receive compensation pursuant to article 19 of the Mexican  Ley General de Bienes Nacionales (the “General Law on National Assets”). As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In case of a Rescate, we would be entitled to keep our assets, equipment and installations used in connection with the Orbital Concession(s), as the case may be, only to the extent such assets, equipment and installations are not useful to the Mexican government. However, the value of such assets will not be included in any compensation we receive.

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

Under our Property Concession, we are required to use our Primary and Alternate Control Centers only to operate our satellites. Each of the Primary and Alternate Control Centers form part of a building complex that also houses equipment owned and used for the Mexican government’s teleport and mobile satellite services systems.  See “Item 4. Information on the Company — Business — Satellite Control Centers and Property Concession.”

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

The auction of additional segment capacity in the 3.4 — 3.7 GHz frequency band in Mexico has not yet occurred, and if the auction proceeds, the use of this capacity could interfere with our satellite transmissions, which could affect our operations.

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

Enlaces’ teleport is housed at the same facilities where Satmex’s Primary Control Center is located. In June 2005 and March 2009, Enlaces requested an approval of such teleport’s location but no official response has been received as of the date hereof.

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

Pursuant to this amendment to the Property Concession, on May 17, 2010 and February 25, 2013, we filed authorization requests for Enlaces’ teleport to be housed at Satmex’s Primary Control Center.  On September 21, 2012, Enlaces filed a new authorization request for Enlaces’ teleport to be housed at Satmex’s Primary Control Center. As of the date hereof, we have not received an answer from the SCT in regards to these requests.

The relocation of Enlaces’ facilities would require a significant amount of time (approximately 9 months) and would require an infrastructure investment of up to $6.8 million. Failure by the SCT to approve Enlace’s teleport operation in the Satmex’s Primary Control Center could affect our financial performance.

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

The Mexican president or the Mexican Congress may introduce new, or amend existing, laws, rules, regulations and policies applicable to the telecommunications industry and/or the application thereof. Any change to Mexican telecommunications rules, regulations and policies could have a material adverse effect on our business, financial condition and result of operations, as well as market conditions and prices for our securities. Currently, the Mexican Congress is discussing a presidential constitutional reform initiative in the telecommunications sector that may have adverse effects on our business.

Social and economic developments in Mexico may adversely affect our business.

Most of our operations and assets are located in Mexico. For 2009, 2010, 2011 and 2012, approximately 37%, 35%, 36% and 37%, respectively, of our total revenue was from billings to Mexican customers. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, Mexican inflation, interest rates, taxation and other economic developments in or affecting Mexico over which we have no control.

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

Mexico had entered into a recession by the beginning of 2009, and GDP fell by approximately 6.1% in 2009, including a decline of approximately 3.6% in the fourth quarter. In 2010, GDP grew by 4.2% and inflation reached 4.4%. In 2011, GDP grew by 3.9% and inflation reached 3.8%. In 2012, GDP grew by approximately 3.2 % and inflation reached 3.6%. We have increasingly been required to accept market disruption clauses, which, if invoked, typically require a borrower to pay increased funding costs when the interest rate of a financing no longer adequately reflects the actual cost for the lender to obtain funds.

The Mexican government does not currently restrict the ability of Mexican companies or individuals to convert Mexican pesos into U.S. dollars (except for certain restrictions related with cash transactions involving a U.S. dollar payment to a Mexican bank) or other currencies and Mexico has not had a fixed exchange rate policy since 1982. The Mexican peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Severe devaluations or depreciations of the Mexican peso may result in governmental intervention to institute restrictive exchange control policies, as has occurred before in Mexico and other Latin American countries. Accordingly, fluctuations in the value of the Mexican peso against other currencies may have an adverse effect on us and our value.

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

Mexico has, and is expected to continue to have, high real and nominal interest rates as compared to the U.S. The annualized interest rates on 28-day Certificados de la Tesorería de la Federación (Mexican Federal Treasury Certificates), or Cetes, averaged approximately 5.39%, 4.40%, 4.24% and 4.24% for 2009, 2010, 2011 and 2012, respectively. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 3.6% in 2009, 4.4% in 2010, 3.8% in 2011 and 3.6% in 2012. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the U.S. High inflation rates can adversely affect our business and results of operations in the following ways:

•                  inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•                  to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms.

The Mexican Ley del Impuesto Empresarial a Tasa Única has increased our tax burden and could affect our operations.

On January 1, 2008, the Ley del Impuesto Empresarial a Tasa Única (the “Business Flat Tax”), or IETU law, went into effect. The IETU law amends various Mexican federal tax provisions relating to production and services (including the Value Added Tax Law), establishes a labor subsidy and introduces a flat tax that replaces Mexico’s asset tax and applies to taxpaying entities along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the regular income tax. The flat tax is calculated at a rate of 17.5% on income as measured using our cash flow (although transitional rates of 16.5% and 17.0% were applicable to the tax years 2008 and 2009, respectively).

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

President Peña Nieto and the Mexican Congress may implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could affect us and our ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

The lack of an absolute majority in the Mexican Congress could result in deadlock and prevent the timely implementation of political and economic reforms that, in turn, could have a material adverse effect on Mexican policy and our business.

We cannot provide any assurances that political developments in Mexico will not have an adverse effect on our business, financial condition or results of operations.

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

Since then, the peso has been subject to substantial fluctuations in value. The Mexican peso appreciated against the U.S. dollar by approximately 3.5% and 5.4% in 2009 and 2010, respectively, depreciated against the U.S. dollar by approximately 13.1% in 2011, and appreciated against the U.S. dollar by approximately 6.9% in 2012. Changes in the value of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations or the rights of the holders of the Notes, or Noteholders, in the event of a Mexican concurso mercantil.

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

Organizational Structure

Business

Satmex is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites. Our current fleet is comprised of three satellites in highly attractive, adjacent orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog. For the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see “Selected Consolidated Financial and Other Data.”

Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and DTH television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. Some of our significant customers include: Hughes Network Systems, LLC, América Móvil Perú, S.A.C. (as a succesor of Telmex Perú, S.A.), Teléfonos de México, S.A.B. de C.V., Hunter Communications, Inc., Comcast Cable Communications, LLC and Telefónica del Perú, S.A.A. Our contract renewal rate for the  year ended December 31, 2012, measured on a capacity basis (i.e., the total amount of MHz expiring annually) was 98.5%.

We have experienced substantial growth in our revenue and Adjusted EBITDA over the last several years. Our revenue increased from $ 125 million for 2009 to $139.4 million for 2012, a compound annual growth rate, or CAGR, of 3.7%. Our Adjusted EBITDA grew from $86.4 million to $91.8 million over the same period, a CAGR of 2.0%, and we maintained an average combined capacity utilization rate for our Satmex 5 and Satmex 6 satellites in excess of  97%. The stability of our revenue is supported by multi-year contracts with our non-governmental customers, which are typically three to five years in duration and denominated in U.S. dollars. Our FSS revenue backlog, which is our expected future revenue under existing customer contracts, was approximately $222.1 million as of December 31, 2012.

Our FSS business serves a diverse group of customers in terms of the nature of their content, their ownership structure and their geographic location. We provide our services primarily to three types of customers who we believe will demand increasing transponder capacity and drive the expansion of the FSS industry in the Americas over the next decade:

•                  Network Services . Our network services include voice and data backhaul for telecommunication companies as well as the sale of satellite transmission capacity to broadband Internet service providers, public communications carriers, VSAT applications, government agencies and multinational corporations. Demand from private and public network providers in Latin America for broadband Internet services and cellular telephony backhaul is anticipated to be a strong source of future growth. Approximately 68.5% of our FSS revenue for the year ended December 31, 2012 was attributed to our data and voice-over IP network services.

•                  Video. Our video distribution services include providing FSS to television broadcast networks, cable and DTH television operators and broadcasters of special events. The increased transmission of high-definition television, or HDTV, signals requires greater transmission capacity than standard television signals. We also expect continued demand for bandwidth as a result of increased offerings of television services by non-traditional providers offering bundled services (i.e., “triple play”), such as telecommunication companies. A third source of video demand growth is the trend towards a greater number of television channel offerings, driven by consumer demands for more diverse and specialized content. Approximately 22.3% of our FSS revenue for the year ended December 31, 2012 was attributed to our video services.

•                  Government. Our government services include providing  space segment capacity to the public sector, the sale of satellite transmission capacity to national security networks and government-sponsored connectivity programs to provide broadband Internet access to rural and often remote geographic areas. Governments have experienced an increased need for commercial satellite communications services driven, in part, by universal connectivity projects, disaster recovery, military, counterterrorism, anti-drug efforts and social programs. There has also been a trend of increased outsourcing of broadband services from government-owned to commercial satellite fleets. Approximately 9.2% of our FSS revenue for the year ended December 31, 2012 was attributed to our government services.

We provide FSS through our fleet of three satellites: Satmex 6, Satmex 5 and Solidaridad 2.

We primarily provide commercial FSS through Satmex 6 and Satmex 5, which generate materially all of our FSS Adjusted EBITDA. Satmex 5 and Satmex 6 have a total of 108 C- and Ku-band 36 MHz transponder equivalents. As of December 31, 2012, we estimate the remaining economic life of Satmex 6 to be approximately 10.39 years.   In addition, in December 2012, Satmex updated its estimate on the remaining economic life of Satmex 5 based on the Propellant Gauging System study conducted by COMSAT Technical Services, which concluded that the three-sigma worst case remaining economic life of Satmex 5 was 0.76 years as of December 31, 2012.  However, it is expected to continue operating in the orbital slot currently occupied by Solidaridad 2 in inclined orbit. As of the date of this annual report on Form 20-F, Satmex 6 is insured with coverage of $288.0 million.  In April 2010, we entered into a definitive construction agreement with Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc or “Loral”) (“SSL”) for the design, construction and delivery of a new satellite, Satmex 8, which will replace Satmex 5. Construction of Satmex 8 was completed during the second half of 2012.  The design and construction of Satmex 8 was based on Loral’s well-established LS-1300 platform, which has been periodically upgraded since its original introduction in the mid-1980’s. We entered into a launch services agreement for the launch of Satmex 8 with ILS in December 2010. Satmex 8 was delivered to the launch site at Baikonur, Kazakhstan on November 27, 2012. The launch of Satmex 8 was delayed pending the investigation underway by a Russian commission, including officials from ILS and Khrunichev State Research and Production Space Center, into the launch anomaly of the ILS Proton launch that occurred on December 8, 2012 on the launch mission scheduled immediately preceding the launch mission for Satmex 8. Satmex 8 satellite was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). The satellite was carried into orbit on an ILS Proton Launch Vehicle. After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit. We anticipate that Satmex 8 may be fully operational and that substantially all of Satmex 5’s customers will have been transferred to Satmex 8 in the second quarter of 2013. Satmex 8 has a design life of 15 years and will provide approximately an additional 45% of commercial transponder capacity compared to that of Satmex 5.

In March 2008, Solidaridad 2 was placed in inclined orbit. It primarily provides L-band service to the Mexican government for national security and social services. The L-band sub-system installed on Solidaridad 2 is owned by the Mexican government and may not be transferred by us or used for other purposes. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite. The Mexican government, however, has contracted a consultant to evaluate the feasibility of extending the Solidaridad 2 life for providing L-band services. We are currently in negotiations with the Mexican government regarding our analysis of their request. Currently, we are constructing a new satellite, Satmex 7, which will occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. Once Satmex 8 has started commercial operations, we currently anticipate transferring Satmex 5 to the orbital slot currently occupied by Solidaridad 2 in inclined orbit until the end of Satmex 5’s remaining useful life. See “Item 4. Information on the Company — Business — Our Satellites — Solidaridad 2.”

We operate and monitor our satellite fleet from two specialized earth stations, or satellite control centers, located in Iztapalapa, Mexico City, Mexico, and Hermosillo, Sonora, Mexico. The Mexican government granted us the Property Concession to use the land and buildings on which our satellite control centers are located for an initial term expiring in October 2037, at which time the Property Concession may be renewed. The Property Concession also allows us to locate our ground station equipment within telecommunications facilities that belong to the Mexican government. Operating two redundant satellite control centers in separate locations mitigates the risk of any service interruptions. The Property Concession does not cover any radiofrequency operations.

We have a proven track record for operational and engineering reliability, built on our experience of over 26 years in the FSS sector. Our Satmex 5 and Satmex 6 satellites have been highly reliable, delivering nearly 100% availability to our customers on such station-kept satellites for the year ended December 31, 2012.

In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer broadband satellite services through our 75%- owned subsidiary Enlaces and programming distribution services through our Alterna’TV digital distribution platform.

Enlaces offers private networks for voice, video and data, as well as other value-added satellite services to a number of leading retailers and financial institutions as well as other commercial, governmental, educational and nonprofit organizations, primarily throughout Mexico. In order to provide these services, on January 20, 2000, Enlaces was granted the Networks Concession to install and operate a public telecommunications network and the Value-Added Services Certificate. The Networks Concession is for a term of 30 years, subject to renewal pursuant to the Telecommunications Law. Enlaces generated $10.9 million of revenue for the year ended December 31, 2012, or 7.9% of our total revenue. In 2012 Enlaces started the provision of services in Central America, beginning with Costa Rica and following with Guatemala, Honduras, El Salvador, and Nicaragua. These services are provided through a local supplier to cover all regulatory requirements and to provide installation and maintenance services.

Through Alterna’TV, we offer Latin American programming to the U.S.’ fast-growing Hispanic community via DTH satellite and cable TV systems. As part of the Alterna’TV platform, we hold exclusive distribution rights in the U.S. to a number of Spanish-language television channels from various Mexican and South American programmers. Our Alterna’TV operations generated $14.5 million of revenue for the year ended December 31, 2012, or 10.4% of our total revenue.

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

Satmex 6

Satmex 6 was launched on May 27, 2006 and initially placed into the 114.9° W.L. orbital location. On July 1, 2006, Satmex 6 completed its drift to its permanent orbital location at 113.0° W.L. Satmex 6 was manufactured by SSL and has a total of sixty 36 MHz transponder-equivalents, including 36 C-band and 24 Ku-band transponders. Satmex 6’s design life is 15 years and, as of December 31, 2012, Satmex 6’s estimated remaining useful life was approximately 10.39 years.

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

On June 10, 2012, Satmex 6 registered an unexpected reset of its ACE-1 (“Attitude Control Electronic”).  The satellite successfully executed an auto-swap to the ACE-2 unit and the satellite did not lose earth-pointing capability. Further evaluation of data of ACE-1 confirmed its functionality.  ACE-2 remains on line as primary computer.

A helium gas leakage was detected on February 26, 2008. Further analysis confirmed an intermittent small leakage into the fuel tank since the satellite was launched. A series of re-pressurizations to the oxidizer and fuel tanks were performed on April 29, 2008, January 8, 2010 and April 22, 2010 to improve the mixture ratio and reduce the residuals of propellant at the end of life of the satellite. A propellant budget, dated November 1, 2010, was received from SS/L reflecting a reduction of 1.2 years in the propellant margin. As a result of the implementation of a thermal heating strategy to improve the mixture ratio in Satmex 6, an updated remaining economic life evaluation dated August 29, 2012, was received from SS/L reflecting and increment of 0.22 additional years of economic life.  In June 2005, due in part to both the broader telecommunications industry downturn and our post-privatization debt structure, we filed a petition for a concurso mercantil (the “2005 Concurso Mercantil”), which is a Mexican reorganization proceeding. In 2006, we entered into a court-approved comprehensive restructuring agreement (the “Concurso Agreement”) with the holders of a majority of our then outstanding debt and a pre-negotiated plan of reorganization (the “2006 Plan”) voluntarily filed under Chapter 11 of the Bankruptcy Code. We successfully concluded our 2006 reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. In connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo giving them the right to use two Ku-band and two C-band transponders on Satmex 6 through the end of Satmex 6’s remaining economic life. Due to the merger of Telesat and Loral on October 31, 2007, Telesat is now the beneficiary of this right.

Satmex 5

Satmex 5 was launched in December 1998 and occupies the 116.8° W.L. orbital location. Satmex 5 was manufactured by Boeing and has a total of forty-eight 36 MHz transponder-equivalents, including 24 C-band and 24 Ku-band transponders. In November 2011, Boeing updated the remaining economic life of Satmex 5 based on analyses of the remaining propellant, deorbit propellant, residual propellant and uncertainties. In October 2012, Boeing revised its estimate of the remaining economic life of the Satmex 5 satellite by increasing such estimate and considering that the Satmex 5 can continue normal operations until May 2013. In addition, in December 2012, Satmex updated its estimate of the remaining economic life of the Satmex 5 satellite based on the Propellant Gauging System study conducted by COMSAT Technical Services, which concluded that the three-sigma worst case remaining economic life of Satmex 5 was 0.76 years from December 31, 2012. Satmex 5 has hemispherical coverage in both C- and Ku-bands and provides coverage to over 90% of the population of the Americas.

On September 18, 2007, in connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo that gives them the right to use three Ku-band transponders on Satmex 5 until the end of Satmex 5’s remaining life. Since the merger of Telesat and Loral on October 31, 2007, Telesat has become the beneficiary of the usufructo rights granted to Loral Skynet. The usufructo will not continue with respect to Satmex 8 after it replaces Satmex 5 because the usufructo rights granted to Loral Skynet cover specific Satmex 5 transponders.

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

In order to provide continuity of services following the end of the economic life of Satmex 5, we ordered the construction of the Satmex 8 satellite that will replace Satmex 5 before the end of its economic life by SSL, which construction was completed during the second half of 2012. The construction and design was based on SSL’s well-established LS-1300 platform, which has been periodically upgraded since its original introduction in the mid-1980’s. In addition, we entered into a launch services agreement with ILS for the launch of Satmex 8. Satmex 8 was delivered to the launch site at Baikonur, Kazakhstan on November 27, 2012. The launch of Satmex 8 was delayed pending the investigation underway by a Russian commission, including officials from ILS and Khrunichev State Research and Production Space Center, into the launch anomaly of the ILS Proton launch that occurred on December

8, 2012 on the launch mission scheduled immediately preceding the launch mission for Satmex 8. Satmex 8 satellite was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). The satellite was carried into orbit on an ILS Proton Launch Vehicle. After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit.We anticipate that Satmex 8 will be fully operational and that substantially all of Satmex 5’s customers may have been transferred to Satmex 8 in the second quarter of 2013. Satmex 5 satellite is expected to continue operating in the orbital slot currently occupied by Solidaridad 2 in inclined orbit.

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

As part of our strategy to provide our customers with additional capacity and improved capabilities and services, we entered into a contract with Boeing constructing a new satellite, Satmex 7, to occupy Solidaridad 2 orbital location. See “Item 4. Information on the Company — Business — Future Satellites (Satmex 7 and F4).” After Satmex 8 is launched, we currently anticipate transferring Satmex 5 to the orbital slot currently occupied by Solidaridad 2, operating in inclined orbit, until the end of Satmex 5’s remaining life in order to avoid suspension of the use of such orbital slot under ITU Radio Regulations.

Satmex 8

On April 1, 2010, we initiated a program for the design and construction of a new satellite, named Satmex 8, by executing the Satmex 8 ATP with Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.) (“SSL”). Construction of the Satmex 8 satellite was completed during the second half of 2012. In connection with the Satmex 8 ATP. Satmex 8 is a 64 C- and Ku-band transponder satellite which will replace Satmex 5. The Satmex 8 program cost was estimated at approximately $321 million, including construction, launch and insurance (which does not include capitalized interest). As of December 31, 2012, we had spent approximately $358.3 million in connection with the Satmex 8 program which includes $44.4 million of capitalized interest.

The design life of Satmex 8 is 15 years. The satellite is based on the SSL LS-1300 platform, a space-proven platform for a wide range of satellite services and an industry leader in power, performance and reliability. The 1300 series was first introduced in the mid-1980s and has been in constant evolutionary development to deliver increasingly higher power, greater flexibility and longer mission life. The LS-1300 platform has been used in over 60 satellites currently in orbit or under construction. Satmex 8 has been designed to provide comparable power levels and coverage over the Americas to those of our existing satellites, Satmex 6 and Satmex 5.

On May 7, 2010, we entered into the Satmex 8 Satellite Agreement with SSL retroactive to the Satmex 8 ATP execution date (i.e., April 1, 2010) for the design, construction and delivery of Satmex 8 to the launch site by July 1, 2012.  The Satmex 8 satellite was delivered to the launch site at Baikonur, Kazakhstan on November 28, 2012.

On December 23, 2010, we entered into a launch services agreement with ILS for the launch of Satmex 8, which required that we paid in full for these services prior to launch date. Both parties had the right to adjust the launch date subject to certain payments.

Satmex 8 satellite was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). The satellite was carried into orbit on an ILS Proton Launch Vehicle. After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit

We anticipate that Satmex 8 may be fully operational and that substantially all of Satmex 5’s customers will have been transferred to Satmex 8 in the second quarter of 2013.

Future Satellites (Satmex 7 and F4)

As part of our strategy to further expand our capacity to capitalize on growing demand we initiated a program for the design and construction of a new satellite, to be named Satmex 7. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services.

The Satmex 7 and F4 Programs

Satmex 7 is a new generation Boeing 702 SP satellite that will replace our existing Solidaridad 2 satellite and occupy the 114.9° W.L. orbital slot. Satmex 7 presents attractive opportunities for C-band and Ku-band applications including data applications, enterprise data, cellular backhaul and commercial mobility. On March 13, 2012, we entered into a commercial satellite delivery contract with Boeing, for the design, construction and delivery of Satmex 7, and the right to purchase an additional Boeing 702 SP satellite, to be named F4. On February 3, 2012, we entered into the Launch Services Agreement with SpaceX for the launch of a dual-satellite payload. The Satmex 7 construction program provides for a 34-month construction schedule, with a scheduled launch period between December 2014 and February 2015, and with operations expected to commence in October 2015. The design, construction, launch and insurance costs of Satmex 7 are expected to be approximately $165.0 million. We expect to finance Satmex 7 through a combination of the proceeds obtained from the offering of Additional Notes offering, a long-term direct loan in the amount of approximately $255.4 million from U.S. Ex-Im Bank and cash flow from operations.

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

On December 18, 2012, Boeing and Satmex entered into Amendment No. 1 to the Satmex Procurement Agreement to make certain administrative changes to modify certain terms and conditions, including certain technical specifications over the design of the satellite and a modification of the price.

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

On November 29, 2012, Satmex and ABS entered into a certain Amendment to Bilateral Agreement in order to modify some terms and conditions for the election of F4, including the creation of a committee for the review and determination of potential purchasers for the F4.

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

In June 2001, Enlaces began commercial operations using HNS’ technology as its network platform, offering satellite broadband services through a Time Division Multiplexing/Time Division Multiplexing Access (“TDM/TDMA”) platform and VSAT. Enlaces’ Network Concession and Value-Added Services Certificate allow it to offer a series of value-added applications ranging from broadband Internet services to video, data and private network services, all with high-quality service levels and permanent point-to-multipoint primary and redundant connectivity. Enlaces currently has contracts covering more than 5,700 client nodes (the service contract for the Enciclomedia Government Project which covered approximately 14,000 client nodes ended in 2011) and, according to our estimates, is a major satellite broadband service provider using VSAT technology for corporate markets in Mexico. We believe that Enlaces constitutes an established and profitable platform for growth in the Latin American enterprise and government segments.

On November 30, 2006, as part of our comprehensive restructuring process, we capitalized $7.4 million owed to us by Enlaces and acquired 75% of all of its issued and outstanding capital stock. The remaining 25% of Enlaces’ outstanding capital stock is owned by an unaffiliated third party. Enlaces’ revenue was derived from mainly three customers (Grupo Wal-Mart, Grupo Ted y Mainbit and Grupo Oxxo) that amounted to approximately 50% of its revenues for the year ended December 31, 2011. In the year ended December 31, 2012, Enlaces’ revenue was derived from mainly two customers (Grupo Wal-Mart and Grupo Oxxo) that amounted to approximately 45% of its revenue. In 2012 Enlaces signed a contract expansion with Grupo Wal-Mart to provide services in five countries of Central America (Costa Rica, Guatemala, Honduras, El Salvador and Guatemala).

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

In August 2012, Enlaces relocated its corporate office to Avenida Paseo de la Reforma 222, Pisos 20 and 21, Colonia Juarez,  Mexico City, Federal District of Mexico. C.P. 06600.

Alterna’TV (Programming Distribution Services)

Alterna’TV International Corporation (“Alterna’TV International”), a Delaware corporation, is a wholly owned subsidiary of ours formed in the State of Delaware on May 21, 2009.

Since January 1, 2010, Alterna’TV International has been carrying out the operations of Alterna’TV, our programming distribution services business unit with exclusive distribution rights of selected Spanish-language programming to diversify our revenue sources. Alterna’TV brings together Latin American programmers that have not previously accessed U.S. distribution channels for their programming. Alterna’TV distributes this programming to broadcast and pay-television operators, such as DirecTV, Inc., Comcast Cable Communications, LLC (“Comcast”), CSC Holdings, Inc. and Time Warner Cable, Inc., which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences. Alterna’TV’s largest customers are DirecTV and Comcast, which represented a combined 59% and 50% of their revenue for the years ended December 31, 2011 and 2012, respectively.

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

In order to operate in the U.S., we must be authorized by the FCC to access the U.S. market. Currently, we maintain such authorization with respect to Satmex 5, Satmex 6 and Satmex 8. On March 22, 2013 we submitted a request of authorization to the FCC to remove Solidaridad 2 from the Permitted Space Station List of the FCC.  Any U.S.-licensed earth station with an “ALSAT” designation is permitted to access any space stations on the Permitted Space Station List — including our satellites — in specified frequencies that we use to provide FSS and DTH in the C- and Ku-bands.

In December 2004, Industry Canada (IC) added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide FSS in Canada. Subsequently, in May 2010, Satmex 6 was added, and in February 2013, Satmex 8 and Satmex 5 were added at 116.8°W and 114.9° W, respectively, to the list of satellites approved to provide FSS in Canada.. In 2005, the Canadian Radio-Television and Telecommunications Commission, or CRTC, granted us a license to provide basic international telecommunications services in Canada. In November 2010, pursuant to changes in the Canadian telecommunications law, we initiated the application to amend the Basic International Telecommunications Services, or BITS, license with Industry Canada. Upon approval of such amendment of the BITS license by Industry Canada, we would be able to provide telecommunication services throughout Canada in addition to our satellite capacity.

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

We own the equipment within the Primary and Alternate Control Centers and the Mexican government owns the land and buildings that house each center. The Property Concession granted to us by the Mexican government allows us to use these land and buildings. The term of the Property Concession, which was granted on October 15, 1997, is the longer of 40 years and the term of the Orbital Concessions. The Property Concession may be renewed. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually, consistent with changes in the Índice Nacional de Precios al Consumidor (Mexican Consumer Price Index). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. Satmex requested an updated appraisal from the SCT in October 2012, which has not been delivered to us. The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For 2009, 2010, 2011 and 2012, our rental expense under our Property Concession was  $433,806, $480,434, $507,466 and $496,335, respectively.

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

Properties

We do not own any real property. As part of the Property Concession, we were granted the right to use the buildings and areas in which our two satellite control centers are located together with certain other related properties. See “Item 4. Information on the Company — Business — Satellite Control Centers and Property Concession” above.

We lease office space under an irrevocable operating lease that will expire in December 2013. This office is located at Avenida Paseo de la Reforma 222, Pisos 20 and 21, Colonia Juárez, Mexico City, Federal District of Mexico, C.P. 06600 and consists of approximately 15,800 square feet.

On November 2012, Alterna’TV entered into a lease agreement for office space to carry out its operations, commencing once certain renovations are completed and for a period of 5 years and 4 months. Currently, Alterna’TV also has a lease for office space that will expire in May 2016 and will be sublet, as permitted under the agreement, shortly.

Insurance

The Indenture governing the Notes will require that we and our restricted subsidiaries maintain in-orbit insurance and launch insurance, as applicable.

Satmex 5’s insurance policy expired on December 5, 2012. We have not renewed the in-orbit insurance for Satmex 5 in December of 2012 because the satellite has been fully depreciated. Additionally, considering the fact that its remaining geostationary life is less than one year, it doesn’t meet the standard requirement from insurers of at least 12 month margin of fuel remaining life.

The in-orbit insurance for Satmex 6 is for the amount of $288.0 million (such amount can be adjusted to carrying value starting on the Operation Date of Satmex 8) and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. It is based on prevailing market terms and conditions and will also expire on December 5, 2013.

Our policy for Satmex 6, as is customary in the industry, takes into account the remaining useful life of the satellite to determine the maximum amount payable to us in connection with a partial loss claim.

The insurance policy covering Satmex 6 includes additional customary exclusions, including exclusions for losses related to:

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

We obtained in-orbit insurance for Satmex 8 for $360.0 million.  We may, 24 months after Satmex 8 is operational, reduce the amount of insurance to the depreciated carrying value of Satmex 8.

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

Our top 10 customers represented approximately 49.0% and 45.0% of our total revenues for the years ended December, 2011 and 2012, respectively. Our largest customer is HNS representing 14.2% and 11.0% of our total revenue for the years ended December 31, 2011 and 2012, respectively. In order to connect end user satellite dishes to a satellite, DTH operators are required to point each of their satellite dishes at a particular satellite. We believe HNS has tens of thousands of customers that point their satellite dishes at our satellites. If HNS were to switch satellite providers, re-pointing each of those satellites could be logistically difficult and costly. Other significant customers include América Móvil Perú, S.A.C. (as successor of Telmex Perú, S.A.), Teléfonos de México S.A.B. de C.V.,, Hunter Communications, Inc., Comcast Cable Communications LLC and Telefónica del Perú, S.A.A..

Approximately 35%,36% and 37% of our total revenue for the years ended December 31, 2010, 2011 and 2012, respectively, was generated from billings to customers in Mexico. For the years ended December 31, 2010, 2011 and 2012, approximately 38%, 36% and 32%, respectively, of our total revenue was generated from billings to customers in the U.S. The remainder of our total revenue was generated primarily from billings to customers in South America.

The following table shows the total revenue generated by our U.S., Mexican and other customers for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
U.S.	$48,379	$45,886	$44,723
Mexico	45,660	45,425	51,370
Other	34,723	37,109	43,314
Total	$128,762	$128,420	$139,407

		(In thousands of U.S. dollars)

For Alterna’TV, two customers (DirecTV and Comcast) represented 64%, 59% and 50% of its revenue for the years ended December 31, 2010, 2011 and 2012, respectively. For Enlaces, in the year ended December 31, 2011, Enlaces’ revenue was derived from mainly three customers (Grupo Wal-Mart, Grupo Ted and Mainbit and Grupo Oxxo) that amounted to 50% of its revenue and, for the year ended December 31, 2012, two customers (Grupo Wal-Mart and Grupo Oxxo) represented approximately 45% of its broadband services revenues.  Revenue from the Mexican government represented approximately 6%, 6% and 12% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Pricing

We believe that our existing prices are competitive with those of other satellite operators and may vary depending on, among other things, the term of a contract and/or the amount of capacity involved.

Under the Telecommunications Law, entities that are not deemed by Mexican law to be a dominant service provider are permitted to establish rates, terms and conditions for services in Mexico, except that prior to rates becoming effective they must be filed with COFETEL. If an entity is deemed a dominant service provider, the Mexican government may specify maximum prices, minimum service quality and certain informational requirements. We are not deemed to be a dominant service provider and believe our space segment prices throughout the region are comparable to those offered by other satellite operators across the region. In addition, we believe that our existing Alterna’TV prices are comparable to those of other niche channels that target the U.S. Hispanic market.

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

The term of Enlaces’ contracts with customers range from 12 to 36 months. The period is related to the size of the networks and the amount of space segments assigned. Typically, larger customers enter into long-term contracts. Our contract renewal rate is above 90%. The contracts include one-time charges related to hardware purchases and monthly fees associated with services. The equipment is invoiced and paid in advance prior to delivery. The market is beginning to drive a change in this business model as customers are requesting the option to lease, rather than purchase, the equipment. Some of Enlaces’ competitors have already begun offering this option. The services are billed monthly and generally at a flat rate. Enlaces is offering its prospective customers the option of leasing, rather than buying, the needed equipment.  During 2010, 2011 and 2012, Enlaces faced a reduction in profit margin due to contract renewals and pricing competition.

Competition and Markets

Competition

We face competition from satellite operators in the Americas. As of December 31, 2012, there were more than 65 satellites offering services similar to ours to the Americas. The U.S. commercial satellite market is currently dominated by two major competitors:  Intelsat (using the satellites it acquired from Loral Skynet and those it acquired in its merger with PanAmSat) and SES (through its SES World Skies division). Intelsat (including its wholly-owned subsidiary PanAmSat) has more than 50 satellites, of which more than 25 totally or partially serve the Americas market. SES, S.A. has a fleet of 47 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates three satellites, one of which is Bicentenario (formerly Mexsat-3) with 12 active extended C- and Ku-band transponders. Bicentenario will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat Canada, Grupo Hispasat, S.A., Hispamar Satélites S.A., and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Móvil). We believe that an additional 350 36 MHz transponder equivalents in the C- and Ku-bands, including Bicentenario, will be launched in the period between 2013 through 2016 in our market. In addition, these or other operators could make use of newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc., and HNS are operating Ka band satellites and Hispasat already have announced plans to launch service using such frequencies.

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

In the corporate market segment, Enlaces faces competition from terrestrial network services providers such as Teléfonos de México S.A.B. de C.V., Axtel, S.A.B. de C.V. and AT&T and specifically in the satellite market, from companies such as British Telecom (formerly Comsat), Pegaso and Globalsat, which offer similar services but focus primarily on SOHO markets. Telmex and British Telecom both lease satellite capacity from Satmex. Enlaces also faces competition from terrestrial connectivity technologies, including Telmex’s Infinitum Internet access and recently, GPRS, 3G and WIMAX products. However, VSAT network technology provides several advantages over terrestrial connectivity due to its independence from terrestrial networks. We believe that the corporate segment has strong growth potential and that Enlaces is strategically positioned to capitalize on such potential and further increase its current market share. Enlaces maintains its role as a major market participant by offering fully functional solutions, competitive prices, broader coverage and value-added services (i.e., video multicast and content delivery, among others).

Although we face competition from various satellite operators, we believe clients prefer to diversify their risk by contracting with more than one satellite operator. We believe our hemispheric coverage and high-powered satellites allow us to compete with other satellite operators in the segments and regions in which we operate.

Employees

We have two indirectly wholly-owned subsidiaries that we use to employ the persons providing services to Satmex. Our subsidiary SMVS Administración , S de R.L. de C.V., (“SMVS Administración”)  employs our management and administrative personnel while our subsidiary SMVS Servicios Técnicos S. de R.L. de C.V., (“SMVS Servicios Técnicos” and collectively with SMVS Administración, the “Employee Subsidiaries”) employs our technical personnel whom are members of the Sindicato de Trabajadores de la Industria de la Radiofusión, Televisión, Similares y Conexos de la República Mexicana (the “Television and Radio Labor Union”). As of December 31, 2012, the Employee Subsidiaries directly employed 168 employees. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.

In addition, we formed an indirectly wholly-owned subsidiary, HPS Corporativo, S. de R.L. de C.V. (“HPS Corporativo”), in December 2007 to provide human resources support to Enlaces by employing its personnel in all functions. All employees working at Enlaces are now employed through this subsidiary. HPS Corporativo had 42 employees as of December 31, 2012.

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

In SMVS Administración we have a Long Term Cash Incentive Plan entered with selected employees and certain services providers which consists on granting to such selected employee and certain services providers  on the date of grant an award consisting of a certain percentage of “Equity Profits” for each tranche determined based on a certain formula determined in accordance with the Long Term Cash Incentive Plan related to future sale proceeds in the event of a direct or indirect sale of Satmex. The tranches consist on the following (i) Tranche I Award: means the portion of the award subject to the Time-Vesting Schedule and the Tranche I minimum rate of return; (ii) Tranche II Award: means the portion of the award subject to the performance hurdles and the other vesting conditions established in the Long Term Cash Incentive Plan; (iii) Tranche III Award: means the portion of the award subject Performance Hurdles and the other vesting conditions established in the Long Term Cash Incentive Plan; and (iv) Tranche IV Award: means the portion of the award subject Performance Hurdles and the other vesting conditions established in the Long Term Cash Incentive Plan.

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

In addition, our operations are subject to the regulations of the Mexican (a) Ley General de Bienes Nacionales (the “General Law on National Assets”), which regulates all assets that fall within the public domain, as well as the terms of the Rescate contained in our Property Concession; (b)  Ley General del Equilibrio Ecológico y Protección al Ambiente (the “General Law on Ecology and Protection of the Environment”) together with other Mexican environmental laws; (c)  Ley Federal de Competencia Económica (the “Federal Economic Competition Law”); (d)  Ley de Vías Generales de Comunicación (the “Law of General Means of Communication”) and (e) other international treaties, laws, rules, regulations and decrees.

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

The Orbital Concessions currently include the right to use the 113.0°W.L., 114.9°W.L. and 116.8°W.L. orbital slots and associated C- and Ku-radio-frequency bands, and the right to use a Ka-band upon fulfillment of certain requirements before the SCT. At the time of our privatization, we were granted a concession to use the 109.2°W.L. orbital slot and as a result of the negotiations between the Mexican and Canadian governments in 2003 we exchanged our right to the 109.2° W.L. orbital slot for the 114.9°W.L. orbital slot. As part of the Orbital Concessions, we may establish rates and terms for our services, which must be registered in order to become effective. However, if upon a specific procedure and upon a non-appealable final resolution COFECO determines that we have substantial power in the relevant market, COFETEL may determine tariffs and specify conditions relating to service quality and information requirements. Additionally, we are prohibited from establishing cross-subsidies and engaging in discriminatory practices.

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

Solidaridad 2 has been operating in inclined orbit since March 1, 2008 in order to extend its life. As of the date of this annual report on Form 20-F, the Mexican government has not procured an L-band replacement satellite and has confirmed that no L-band payload in Satmex 7 would be required. In addition, the SCT did not require the L-band payload to be included in the concession extension granted until 2037.

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

In May 2011, the Mexican government extended the Orbital Concessions, effective as of the termination of the initial term of the existing Orbital Concessions, for a 20-year term until 2037 without payment to the Government and maintaining Satmex’s same conditions for continuing exclusive use of existing C- and Ku-bands by Satmex, but eliminating the right to request the future use of planned or extended C- and Ku-bands. As a result of the process we initiated before the SCT either to recover such right to request or to replace it with the right to use a Ka-band in certain conditions.  In November 2012 the SCT modified the orbital concessions granted to Satmex, including the expectation of the right to use and commercialize Ka band frequencies upon fulfillment of certain requirements stated in the concessions.

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

The SCT also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate,” in which case we would be entitled to receive compensation pursuant to article 19 of the General Law on National Assets. As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In the event of a Rescate, we would be entitled to keep our assets, equipment and installations used in connection with the Orbital Concessions only to the extent such assets, equipment and installations are not useful to the Mexican government; however, the value of such assets, equipment and installations would not be included in the compensation.

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

The value of the property was originally determined in the Property Concession and it has subsequently appreciated in increments consistent with changes in the Índice Nacional de Precios al Consumidor (the Mexican Consumer Price Index). Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The latest appraisal was performed in December 2007 by the Instituto de Administración y Avalúos de Bienes Nacionales (the Mexican Institute of Administration and National Property Appraisal) (“INDAABIN”). The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any work performed on the property after such delivery. For the years ended December 31, 2010, 2011 and 2012, our rental expense under our Property Concession was $480,434, $507,466 and $500,123, respectively.

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

Pursuant to this amendment to the Property Concession, on May 17, 2010 we filed an authorization request for Enlaces’ teleport to be housed at Satmex’s Primary Control Center.  On September 21, 2012, Enlaces filed a new authorization request for Enlaces’ teleport to be housed at Satmex’s Primary Control Center. As of the date hereof, we have not received an answer from the SCT in regards to these requests.

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

U.S. Regulation and ITU Requirements

FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses

As of December 31, 2012, all of our satellites have been included on the U.S. Permitted Space Station List.

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

Status of Our Satellites

On October 31, 2000, the ITU added the Solidaridad 1 and Solidaridad 2 frequency assignments to the MIFR. Satmex 5 was added to the MIFR on August 23, 2005, Satmex 6 on November 30, 2010, and Satmex 8 on April 17, 2012, and Satmex 7 on May 15, 2012. Construction of the Satmex 7 satellite is expected to be completed in 2015.

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

Overview

Satmex is a significant provider of FSS in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites during a period of 26 years. Our current fleet is comprised of three satellites in highly attractive, adjacent orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog.

We hold orbital concessions to operate satellites on certain frequencies in the C- and Ku-band spectrum at three adjacent orbital slots. These orbital slots are located at 113.0° W, 114.9° W and 116.8°W. On March 1, 2008, Solidaridad 2 was placed in, and continues to be in, inclined orbit at 114.9° W.L. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services. On March 13, 2012, we entered into the Satmex Procurement Agreement with Boeing, for the design, construction and delivery of the satellite, to be named Satmex 7 which will be based on Boeing’s 702 SP platform. The agreement provides for a 34-month construction schedule for Satmex 7. The Satmex Procurement Agreement also provides for an option to purchase an additional satellite based on Boeing’s 702 SP platform, and which will be named F4. On February 3, 2012, we entered into the Launch Services Agreement with SpaceX to launch Satmex 7. The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015. For a more detailed discussion of the Satmex 7 program, including our current plans for the construction and launch of the satellite and related transactions related to Satmex 7, see “Item 4. Information on the Company — Business — The Satmex 7 and F4

Programs.” In April 2010, we entered into a definitive construction agreement with SSL for the design, construction and delivery of Satmex 8, which will replace Satmex 5. The construction of Satmex 8 was completed during the second half of 2012. Satmex 8 was delivered to the launch site at Baikonur, Kazakhstan on November 27, 2012. The launch of Satmex 8 was delayed pending the investigation underway by a Russian commission, including officials from ILS and Khrunichev State Research and Production Space Center, into the launch anomaly of the ILS Proton launch that occurred on December 8, 2012 on the launch mission scheduled immediately preceding the launch mission for Satmex 8. Satmex 8 was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). The satellite was carried into orbit on an ILS Proton Launch Vehicle. After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit. We anticipate that Satmex 8 may be fully operational and that substantially all of Satmex 5’s customers will have been transferred to Satmex 8 in the second quarter of 2013.

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

Our revenue is generated from our three reportable segments, of which FSS is the most important, generating 81.7% of our consolidated revenues in 2012. Our FSS revenues are earned by providing data and voice-over IP network services using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order under a master agreement, which agreement specifies, among other things, the transponder capacity to be provided by us, the terms of the service and whether the service will be pre-emptible. Revenues are recognized as capacity is provided under our service agreements. These service agreements are accounted for either as operating or sales-type leases. Revenues under operating leases are recognized on a straight-line basis over the term of the lease.

We also generate revenues from end-of-life leases for transponders. These revenues are usually collected in advance and are accounted for as sales-type leases with revenues and expenses recognized when the risks and rewards of the transponders are transferred to the customer in accordance with the applicable agreements. We generate revenues from the sale and installation of equipment. Revenues from sales of antennas and installation services are generally recognized in the period in which risk and reward are transferred to the customer, which generally coincides with the completion of installation and the customer accepting the equipment. Enlaces, our 75%-owned subsidiary, generates revenues through the offering of Broadband satellite services (public and private network signal services). These revenues are recognized as services are rendered. Revenue from purchasers of Alterna’TV programming distribution services is recognized based on an estimated number of subscribers by applying a contractual rate reconciled to actual numbers. See “Item 5. Operating and Financial Review and Prospects — Revenue Recognition — ‘Alterna’TV’.”

Our expenses are related to the costs associated with providing these services. The most significant costs relate to the provision of satellite services, which include the costs related to the operation and control of our satellites, our control center facilities, our communications network and our engineering support personnel. Selling and administrative expenses are also a significant component of our cash and include salaries and benefits for employees and professional fees as well as travel costs, office rental expenses and provisions for uncollectible accounts. In general, most of our costs, such as labor are relatively stable and we believe that we can increase revenue with relatively smaller increases in such expenses. A third part of our costs have, through 2011, typically related to restructuring expenses incurred in connection with our efforts to modify our financial arrangements.

Our need to consummate the Recapitalization Transactions resulted from a combination of factors. First, the First Priority Old Notes matured in 2011 and the Second Priority Old Notes would have matured in 2013. The terms of these notes materially restricted our ability to borrow additional funds. Second, we expected to spend approximately $76.3 million through the remaining portion of 2012 and $17.7 million through 2013 to launch and insure our Satmex 8 satellite, which is planned to replace our existing Satmex 5 satellite that is currently operating on its back-up bi-propellant propulsion system as a result of the failure of its primary XIPS in January 2010. We also require additional funds to construct, launch and insure our currently anticipated Satmex 7 satellite, which is intended to replace Solidaridad 2. Despite our improved operating performance during the past few years, these cash requirements significantly exceed our available cash and cash equivalents.

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

Discussion of Historical Results of Operations

The following discussion provides an analysis of our results of operations for the year ended December 31, 2012 compared to the period from May 26, 2011 through December 31, 2011, both comprising the operations of the Successor Registrant.  Given that the 2012 period is not comparable to the 2011 period as a result of our push-down accounting on May 26, 2011, we supplement this discussion with an analysis of our results of operations for the year ended December 31, 2012 compared to the results of operations on a pro forma basis for the year ended December 31, 2011, which immediately follows the historical analysis below.

Historical results

During the period from May 26 to December 31, 2011, our satellite services revenues were $59,714, our broadband satellite services revenues were $7,433 and out programming distribution services revenues were $7,563, which represented a downward trend as a result of lower net capacity contracted by existing customers and expired contracts.

However, trends in our satellite revenues began to increase in 2012, as a result of new contracts and additional capacity contracted by existing customers, further enhanced by an increase in the state revenue amortization as a result of the change in its fair value from push-down accounting applied on May 26, 2011.  During 2012, revenues from our satellite services were $113,954.

Revenues recognized for our broadband satellite services during 2012 were principally based on existing contracts with customers from prior years.  Several contracts expired during 2012, which were not renewed, thereby resulting in an overall reduction of revenues from out broadband satellite services; such revenues for 2012 amounted to $10,945.

We also experienced slightly upward trends in our programming distribution revenues as a result of renewed services and the addition of new customers during the year more than offsetting expired contracts. For the year ended December 31, 2012, revenues from programming distribution services were $14,504.

During the period from May 26 to December 31, 2011, costs related to our satellite were $6,191, related to our broadband satellite services were $1,388 and related to our programming distribution services were $4,393.

During 2012, satellite services costs were trending downwards mainly due to a reduction in satellite insurance costs. However, this downward trend was offset in 2012 as a result of a write-off of the ATP-S7 payment made with Loral in prior years for the construction of Satmex 7, which expired during 2012.  Satellite service costs amounted to $11,821 in 2012.

Costs of broadband satellite services did not experience significant overall fluctuations during 2012, as such costs are directly associated with existing customers from prior years, and more importantly, the maintenance of the teleport and antennas, which did not fluctuate significantly during 2012. Broadband satellite services costs amounted to $3,151 during 2012.

Costs related to programming distribution services revenues were trending upwards during 2012 due to increases costs of receivers, programming and fiber optic costs. Costs for programming distribution services were $8,440 for the year ended December 31, 2012.

Depreciation and amortization for the period from May 26 to December 31, 2011 was $46,547 and reflected our depreciation and amortization rates based on the fair values of assets and liabilities recognized as a result of push-down accounting.  Depreciation and amortization was based on those same values during 2012.  However, during 2012, Satmex 5 was fully depreciation through September 2012, resulting in proportionately slightly lower depreciation during 2012.  This was partially offset by an increase in amortization of backlog directly as a result of the number of contracts in effect during the year.  Depreciation and amortization was $64,951 during 2012.

Interest expenses during the period from May 26 to December 31, 2011 was $10,123 reflecting interest incurred on our New Notes, which significantly decreased our interest expense. In addition to a decreased contractual interest rate, we were able to capitalize our interest cost during that period, as well as during the full year ended December 31, 2012, to the construction costs of our Satmex 8 satellite. Interest expense for the full year ended December 31, 2012 was $4,444.

During 2012, we also recognized an income tax benefit, mainly stemming from the recognition of additional net operating losses during 2012, as a result of projections of future taxable income under the tax regimes to which we expect to be subject.

Net loss during the period from May 26 to December 31, 2011 was $18,857 affected predominantly by reorganization expenses and interest on outstanding debt. Net income during the full year ended December 31, 2012 due to a decrease in our interest expense, the income tax benefit due to capitalize additional tax loss carryforwards and the increase in revenues, reduction in costs and expenses as described above.

Results of Operations for the Year Ended December 31, 2012 compared to the Pro Forma Results of Operations for the Year Ended December 31, 2011

The following discussion and analysis presents our results of operations for the year ended December 31, 2012 as compared to the pro forma results of operations for the year ended December 31, 2011.  We are presenting our discussion and analysis on a pro form basis to provide a more useful comparison of 2012 to 2011, which such years are currently not comparable, given the change in basis of accounting stemming from the push-down of acquisition accounting as a result of the Recapitalization Transactions. Our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011, including a description of the related pro forma adjustments, are as follows:

	Predecessor				Successor
	Period from January 1, through May 25, 2011	Purchase Accounting Adjustments		Pro Forma for Period from January 1 through May 25, 2011	Period from May 26, 2011 through December 31, 2011	Pro Forma for the Year Ended December 31, 2011
Revenues
Satellite services net	$43,734	$(410	)(a)	$43,324	$59,714	$103,038
Broadband satellite services	5,190	—		5,190	7,433	12,623
Programming distribution services	4,786	—		4,786	7,563	12,349

Total revenues	53,710	(410)		53,300	74,710	128,010
Costs and expenses:
Cost of satellite services	4,401	—		4,401	6,191	10,592
Cost of broadband satellite services	685	—		685	1,388	2,073
Cost of programming distribution services	2,625	—		2,625	4,393	7,018
Selling and administrative expenses	7,714	—		7,714	12,792	20,506
Depreciation and amortization	17,080	(1,461	)(b)	15,619	46,547	62,166
Recapitalization transaction	28,766	(28,766	)(c)	—	—	—

Total costs and expenses	61,271	(30,227)		31,044	71,311	102,355
Operating (loss) income	(7,561)	29,817		22,256	3,399	25,655
Interest expense, net and other	(19,000)	6,116	(e)	(12,884)	(10,123)	(23,007)

(Loss) income before income tax	(26,561)	35,933		9,372	(6,724)	2,648
Income tax expense	2,199	315	(d)	2,514	12,133	14,647

Net (loss) income	(28,760)	35,618		6,858	(18,857)	(11,999)
Less: Net income attributable to non-controlling interest	3	—		3	25	28

Net (loss) income attributable to Satélites Mexicanos, S.A. de C.V.	$(28,763)	$35,618		$6,855	$(18,882)	$(12,027)

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

Revenue

Revenue for 2012 was $139.4 million, compared to pro forma revenue $128.0 million for 2011. The net increase was due to an increase in fixed satellite services of $10.9 million and an increase of $2.2 million in programming distribution services, partially offset by a decrease of $1.7 million in broadband satellite services provided by Enlaces.

	Year ended December 31,
	2012	2011 (Pro forma)	Difference
Satellite services	$113,954	$103,038	$10,916
Broadband satellite services	10,949	12,623	(1,674)
Programming distribution services	14,504	12,349	2,155
Total revenue	$139,407	$128,010	$11,397

(In thousands of U.S. dollars)

The net increase of $10.9 million in Satellite services to was due to an increase of $1.8 million in new contracts, an increase of $4.6 million of net capacity contracted by existing customers and an increase of $6.9 million in the state reserve amortization due to the change in its fair value of the state reserve given the push-down of acquisition accounting, net of a decrease of $2.4 million in expired contracts.

The decrease of $1.7 million in broadband satellite services was due to a decrease of $2.9 million due to the termination of contracts with three customers, which was offset by an increase of $1.2 million of net sales of antenna equipment for a new project that commenced during 2012 with Walmart-Centroamerica.

The increase of $2.2 million in programming distribution services was due to an increase of $2.4 million in revenues from existing customers (Verizon, Dish Network, AT&T, and Comcast), partially offset by a decrease of $0.2 million from Direct TV customers.

Operating Costs and Expenses

Operating costs and expenses increased $7.2 million to $109.5 million in 2012 (79% of revenues), from pro forma operating cost and expenses $102.3 million for the same period in 2011 (80% of revenues). The table below sets forth the components of our operating expenses.

	Year ended December 31,
	2012	2011 (Pro forma)	Difference
Operating costs	$23,412	$19,683	$3,729
Selling and administrative expenses	21,147	20,506	641
Depreciation and amortization	64,951	63,166	2,785
Total operating expenses	$109,510	$102,355	$7,155

(In thousands of U.S. dollars)

Operating Costs

Operating costs for 2012 increased $3.7 million to $23.4 million (17% of revenues) compared to pro forma operating costs $19.7 million in 2011 (15% of revenues). The table below sets forth the components of our operating costs:

	Year ended December 31,
	2012	2011 (Pro forma)	Difference
Satellite services	$11,821	$10,592	$1,229
Broadband satellite services	3,151	2,073	1,078
Programming distribution services	8,440	7,018	1,422
Total operating costs	$23,412	$19,683	$3,729

(In thousands of U.S. dollars)

Satellite services costs increased $1.2 million to $11.8 million in 2012, from pro forma costs of $10.6 million in 2011, mainly due to the write-off of the $2.6 million of ATP-S7 payment made to Loral in prior years for the construction of Satmex 7.  The ATP-S7 expired on December 31, 2012.  Additionally, the Company changed providers with respect to the construction of the related satellite, for which reason, the advanced payment was written-off and included as operating expenses in 2012.  This was partially offset by a reduction of $1.4 million in satellite insurance costs.

Broadband satellite services costs slightly increased by $1.1 million to $3.1 million in 2012, from pro forma costs of $2.1 million in 2011, primarily due to the increase in costs associated with antennas and maintenance of teleport and antennas during 2012.

Programming distribution services costs increased $1.4 million to $8.4 million in 2012, from pro forma costs of $7.0 million in 2011, mainly due to an increase in the costs of receivers, programming, fiber optics and other costs.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $0.6 million, for a total of $21.1 million in 2012 (15% of revenues), as compared to pro forma costs of $20.5 million in 2011 (16% of revenues).

The increase in selling and administrative expenses can be attributable to the following:

•                  An increase in personnel costs and the 2012 performance bonus of $0.5 million, due to an increase of $0.6 million in salaries, severance, wage taxes and other benefits, due to the personnel restructuring in Enlaces during June and July 2012 and the new executive hires in Alterna, which was partially offset by the cancellation of the 2011 performance bonus and sales bonus reserve of $0.1 million in Enlaces and service companies.

•                  An increase in legal and professional fees of $1.7 million due to normal course of business.

•                  A net decrease of $0.9 million in allowance for doubtful accounts, as no provision was recognized in 2012 while a small reserve was recognized in 2011 in Enlaces and as well as a decrease of $0.2 million by the cancellation of the provision recognized in 2011, derived from the collection of the amount in December 2012 in Satmex.

•                  A net decrease of $0.7 million in other expenses which include commercial agent fees, travel expenses and lease payments.

Depreciation and Amortization

Depreciation and amortization expense increased $2.8 million, for a total of $65.0 million in 2012 (47% of revenues) compared to pro forma depreciation and amortization of $62.2 million in 2011 (49% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Year Ended December 31
	2012	2011 (Pro forma)	Difference
Contract backlog	$30,835	$24,358	$6,477
Satmex 6	17,320	17,557	(237)
Satmex 5	12,256	16,130	(3,874)
Concessions	1,791	2,288	(497)
Equipment for satellite, furniture and equipment and other	2,749	1,833	(916)
Total depreciation and amortization	$64,951	$62,166,	$2,785

(In thousands of U.S. dollars)

The increase in amortization of backlog in 2012 is due to the maturity dates of contracts.  Backlog is depreciated based on the life of the respective contracts rather than based on a straight-line method.  Accordingly, depending on the number of contracts in existence in each year, amortization of backlog will vary from year to year.

The increase in the current year represents a larger amount of contracts in 2012, as well as an increase in the fair value of the intangible, based on the effects of push-down accounting applied in May 2011.  The decrease in depreciation of Satmex 5 was due to the fact that the satellite was depreciated a full 12 months in 2011, compared to nine in 2011.

Operating Income (Loss)

Our operating income was $29.9 million in 2012, compared to pro forma operating income of $25.7 million in 2011.

Interest Expense

Total interest cost for the year ended in 2012 was $3.4 million, compared to pro forma interest cost of $23.0 million in 2011. The table below set forth the components of our interest expense:

	Year Ended December 31
	2012	2011 (Pro forma)	Difference
Existing Notes interest	$35,001	$30,875	$4,126
Capitalized interest in Satmex 8	(32,654)	(10,391)	(22,263)
Capitalized interest in Satmex 7	(1,175)	—	(1,175)
Amortization of deferred financing costs	3,171	1,806	1,365
Interest income	(522)	(478)	(44)
Net foreign loss (gain)	(524)	1,112	(1,636)
Other commissions	101	83	18
Total interest expense, net	$3,398	$23,007	$(19,609)

(In thousands of U.S. dollars)

The decrease of $19.6 million was mainly due to the ability of Satmex to capitalize $33.8 million of interest costs incurred in 2012 as a result of the construction of Satmex 8 and Satmex 7 together with a lower interest rate incurred on the existing Notes as compared to the First Priority Old Notes and the Second Priority Old Notes.

Net Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain for the year of 2012 of $0.5 million, and a pro forma foreign exchange loss of $1.1 million in the same period of 2011. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the Mexican laws enacted on December 17, 2012. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Única, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the year ended in 2012, we recorded deferred income tax benefit of $14.8 million on an income before income taxes of $26.5 million, while for the same pro forma period of 2011 we recorded a pro forma deferred income tax expense of $14.6 million on a pro forma income before income taxes of $2.6 million.  2012 yielded a negative “effective” income tax rate, principally arising from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU.

Based on tax projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

Satmex recognized a benefit in 2012 mainly related to its ability to capitalize additional tax loss carryforwards in 2012 based on the hybrid method of calculating its income taxes, as a result of its future income tax projections.  In determining the appropriate valuation allowance, management considers the fact that the Company’s deferred taxes are prepared on the hybrid method, given that in certain years it projects payment of ISR while in others, it projects payment of IETU.  Accordingly, due to the use of this method, certain tax loss carryforwards and credits on IETU losses may be excluded from or included in the deferred tax computation during those years in which the Company expects to pay IETU or ISR, respectively; the related allowance on deferred tax assets is also excluded from or included in the deferred tax computation.

Net Income Attributable to Satmex

As a result of the aforementioned factors, the net income attributable to Satmex for the year of 2012 was $41.2 million, as compared to a pro forma loss of $12.0 million for the same period in 2011.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Similar to what we have done in the comparisons of 2012 to 2011 above, the following discussions provide an analysis of our results of operations for the periods from January 1, 2011 to May 25, 2011 and from May 26, 2011 to December 31, 2011, followed by a discussion of pro forma results for the year ended December 31, 2011 compared to actual results for the year ended December 31, 2010.

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

Pro Forma Results of Operations for the Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

The following discussion and analysis presents our results of operations on a pro forma basis for the year ended December 31, 2011. We are presenting our discussion and analysis on a pro form basis to provide a more useful comparison of 2011 to 2010, which such years are currently not comparable, given the change in basis of accounting stemming from the push-down of acquisition accounting as a result of the Recapitalization Transactions. Our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011, utilized for the following discussion, are presented above.

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

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the Mexican laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Única , or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the year ended in 2011, we recorded income tax expense of $14.6 million (pro forma) on an income before income taxes of $2.6 million (pro forma), while for the same period of 2010 we recorded income tax expense of $0.8 million on a loss before income taxes of $13.1 million yielding a negative effective rate in that year. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).

Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.

As a result of the aforementioned factors, the net loss attributable to Satmex for the year of 2011 was $12.0 million (pro forma), as compared to a loss of $14.3 million for the same period in 2010.

Inflation and Foreign Exchange Fluctuations

During the years ended December 31, 2012, 2011 and 2010, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.6%, 3.8% and 4.4%, respectively. A portion of our expenditures, including capital expenses and satellite insurance, and our customer contracts are not directly affected by Mexican inflation because they are denominated in U.S. dollars. However, high inflation rates would affect Mexican peso-denominated expenses, such as payroll and rent. To the extent that the Mexican peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our Mexican peso-denominated expenses. We do not use foreign currency hedges.

The Mexican peso appreciated against the U.S. dollar by approximately 5.4% in 2010, depreciated against the U.S. dollar by approximately 13.1% in 2011 and appreciated against the U.S. dollar by approximately 6.9% in 2012. A substantial majority of our revenues are in U.S. dollars. As noted above, although many of our costs and expenses are also denominated in U.S. dollars, approximately 56% are in pesos. As a result, the appreciation of the peso against the U.S. dollar results in an increase in our expenses as reflected in dollars in our financial statements.

Backlog

The stability of our revenue and cash flows is supported by our multi-year contracts with non-governmental customers, which are typically three to five years in duration and U.S. dollar denominated. Our backlog represents our expected future revenues from existing contracts (without discounts for present value). The value of our backlog represents the full service charge for the duration of the contract and does not include any termination fees or assume that any contract will be renewed beyond its stated expiration date. At December 31, 2012, our contracted FSS revenue backlog was approximately $222.1 million, or a multiple of approximately two times our FSS revenue for the year ended December 31, 2012. Of the approximate $222.1 million of backlog, we anticipate realizing approximately $85.6 million during 2013 and the remaining $136.5 million during 2014 and thereafter. In addition to the foregoing, the backlog for Enlaces as of December 31, 2012 was approximately $7.9 million.

Liquidity and Capital Resources

We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. As a consequence of our operating activities, cash flow from operations improved from 2009 through December 31, 2012. As of December 31, 2012, we had cash and cash equivalents of approximately $74.7 million. However, our business is very capital intensive. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.

 Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures, including capitalized interest for the continued development and construction of Satmex 8, Satmex 7 and F4 satellite program were $114.7 million, $192.9 million and $63.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Capital expenditures payments related to Satmex 8 were $82.4 million in 2012, $192.9 million, in 2011 and $63.1 million in 2010, Satmex 7 were $28.5 million and F4 satellite program were $3.8 million in 2012 respectively, which include $33.8 million and $15.5 million of capitalized interest costs in 2012 and 2011, respectively.  During the years ended December 31, 2012, 2011 and 2010, we invested $2.0 million, $2.2 million and $4.6 million, respectively, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2012	2011	2010
Acquisition of property, furniture and equipment	$2.0	$2.2	$4.6
Construction of Satmex 7	28.5	—	—
Construction of Satmex 8	82.4	192.9	63.1
F4 satellite program	3.8	—	—
Total	$116.7	$195.1	$67.7

(In millions of U.S. dollars)

We expect the net proceeds from the Recapitalization Transactions and the cash flow generated from our operations to be sufficient to fund our working capital and capital expenditures needs through 2013, including the payments to be made during 2013 in connection with the anticipated operation of Satmex 8, which we estimate to be $17.8 million of the total cost of approximately $321 million (which does not include capitalized interest).  We anticipate funding any future capital expenditures, including the construction, launch and insurance of Satmex 7, from proceeds raised through the offering of the Notes, the direct long-term loan applied for from U.S. Ex-Im Bank in the amount of approximately $255.4 million and from cash from operations.  There can be no assurance that we will have sufficient financial resources to fund such expenditures. See “Item 3. Key Information —Risk Factors — We may not have enough financial resources to pay the Notes in full at maturity and finance Satmex 7 and/or F4.”

Sources and Uses of Cash

The following table sets forth our major sources and (uses) of cash for each period as set forth below:

	Year Ended December 31,
	Year Ended December 31, 2012 Successor	May 26 – December 31, 2011 Successor	January 1, - May 25, 2011 Predecessor	Year Ended December 31, 2010 Predecessor
Net cash provided by operating activities	$82.5	$32.4	$8.1	$41.0
Net cash used in investing activities	$(121.6)	$(152.2)	$(42.9)	$(67.7)
Net cash provided by financing activities	$34.5	$(148.2)	$306.7	--

(In millions of U.S. dollars)

Operating Activities

Our operations for the year ended December 31, 2012 generated $82.5 million in positive cash flow. This is principally given that our net income is comprised of certain significant non-cash expenses, including $65.0 million of depreciation and amortization, net of a deferred IETU/ISR benefit of $14.8 million as a result of additional tax loss carryforwards recognized in 2012 as a result of tax projections that will permit the Company to recover the benefit of such losses in the future.

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

Investing Activities

Our net cash used in investing activities for the year ended December 31, 2012 primarily resulted from the payments associated with the construction of Satmex 8, Satmex 7 and F4 satellite program and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Our net cash used in investing activities for the period from January 1, 2011 to May 25, 2011 and from May 26, 2011 to December 2011, primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the years ended 2010 and 2009 resulted from payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Financing Activities

Our net cash provided by financing activities for the year ended December 31, 2012 was $34.5 million and reflects the issuance of senior secured notes in the amount of $35.0 million, net of payment of deferred financing costs of $1.2 million.

Our net cash provided by financing activities for the period from January 1, 2011 to May 25, 2011 consisted of this issuance of the Notes for $325 million net of the payment of debt issuance cost of $18.2 million. Our net cash used in financing activities for the period from May 26, 2011 to December 31, 2011 consisted principally of the repayment of the First Priority Old Notes of $238.2 million, partially offset by the proceeds received from the issuance of the equity of $90.0 million.

We did not experience cash inflow or outflow from financing activities during the year ended December 31, 2010.

We believe that after the Recapitalization Transactions, our current sources of liquidity are sufficient to meet our operating requirements for 2013.

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

New Notes

Background.  On May 5, 2011, Satmex Escrow, our then wholly-owned subsidiary which was merged into us on May 26, 2011, issued $325 million aggregate principal amount of 9.50% Senior Secured Notes due 2017 in a private placement.  On May 26, 2011, we and certain of our subsidiaries entered into an Assumption Indenture under which we assumed all of the obligations of Satmex Escrow under the New Notes and the Indenture pursuant to which they were issued.  In connection with that issuance, Satmex Escrow entered into a registration rights agreement in which we agreed, among other things, to exchange the New Notes for new registered notes, identical in all material respects to the New Notes.  On October 28, 2011, we completed the exchange offer.

The balance, interest rate and due date of the New Notes are as follows:

Successor Registrant December 31, 2011

New Notes at annual fixed rate of 9.5%, due in 2017	$325,000

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

•                  Optional redemption at any time prior to May 15, 2014 pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the New Notes at a redemption price equal to 109.5% of the principal amount of the Notes to redeem, plus accrued and unpaid interest, with the net cash proceeds of certain equity offerings by Satmex.

•                  Optional redemption at any time prior to May 15, 2014 pursuant to which Satmex may redeem all or part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus an “make-whole” premium and accrued and unpaid interest and a special interest as provided therein.

•                  Optional redemption at any time prior to the second business day following the Escrow End Date pursuant to which Satmex may redeem all or part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if certain conditions related to the escrow are not met.

•                  Optional redemption at any time on or after May 15, 2014 pursuant to which Satmex may redeem all or part of the Notes at a redemption price of 104.750% until May 14, 2015, decreasing to 102.375% until May 14, 2016 and 100% thereafter of the principal amount redeemed, plus, in each case, accrued and unpaid interest and a special interest as provided therein.

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

Additional Notes

On March 30, 2012, we issued $35 million in aggregate principal amount of 9.50% Senior Secured Notes due 2017 (the “Additional Notes”). The Additional Notes were issued as additional debt securities under our existing Indenture to qualified institutional buyers under Rule 144A of the Securities Act, and to persons outside of the U.S. in compliance with Regulation S of the Securities Act. The Additional Notes offered and the New Notes will be treated as a single class of debt securities under the indenture. The Additional Notes have substantially identical terms as the New Notes, except with respect to their date of issuance and issue price, and except that the Additional Notes will be subject to transfer restrictions until we register the Additional Notes. As of March 31, 2013, we completed 99.0% of the exchange offer.

In connection with that offering, Satmex entered into a registration rights agreement in which we agreed, among other things, to exchange the Additional Notes for new registered notes, identical in all material respects to the New Notes. On September 28, 2012, we completed the exchange offer.

Contractual Obligations

The following table shows our aggregate contractual obligations as of December 31, 2012:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:
Debt and related interest accrued as of December 31, 2012(1)	$513,900	$34,200	$68,400	$411,300	$—
Launch of Satmex 8	22,650	22,650	—	—	—
Construction, launch and insurance Satmex 7	137,524	128,856	8,668
Operating leases(2)	701	541	145	15
Other long-term obligations(3)	5,032	503	1,006	1,006	2,517
Other commercial commitments(4)	3,027	2,921	106	—	—
Total contractual cash obligations	$682,834	$189,671	$78,325	$412,321	$2,517

(in thousands of U.S. dollars)

(1)         Interest of the New Notes and the Additional Notes is calculated using a fixed interest rate of 9.5% over the remaining life of the New Notes.

(2)         Represents future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more.

(3)         Represents payments to the Mexican government under the Property Concession.

(4)         Represents future payments under services and maintenance contracts.

In addition to the contractual obligations discussed in the table above, other obligations may result from decisions taken under the Satmex 7 Program Agreements with Boeing and ABS, as discussed in Our Satellites — Future Satellites (Satmex 7 and F4).  As these are contingent upon the occurrence of certain events or actions taken by any of the parties to the agreements, we have not included any amounts within the table above.

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

On May 26, 2011, as a result of the Recapitalization Transactions, Satmex applied push-down accounting and recognized the fair value of its net assets acquired by Holdsat México and Investment Holdings, B.V., as new shareholders of Satmex.

Accounting guidance establishes a fair value hierarchy based on the level of independent and objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs used to measure the fair value of the satellites, concessions, intangible assets and state reserves fell into one of the following three levels:

•                  Level 1 — applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities

•                  Level 2 — applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability

•                  Level 3 — applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities

The fair value of our satellites was determined using the cost approach. The cost approach estimates fair value based on the amount that would currently be required to replace the service capacity of an asset, including market prices regarding replacement assets and comparable market transactions.

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

Depreciation expense is calculated using the straight-line method over the estimated life of the satellites. The estimated life is based on the satellites’ design life, which may differ slightly from the satellites useful economic life.

The design lives of our in-orbit satellites were:

Satellite	Design Life
Satmex 6	15.0 years
Satmex 5	15.0 years
Solidaridad 2	14.5 years

The estimated remaining economic lives of our in-orbit satellites, as of December 31, 2012, were:

Satellite	Remaining Economic Life
Satmex 6	10.39 years
Satmex 5	0.76 years	(1)
Solidaridad 2	0.00 years	(2)

(1)        In November 2011, Boeing updated the remaining economic life of Satmex 5 based on analyses of the remaining propellant, deorbit propellant, residual propellant, and uncertainties. In October 2012, Boeing revised its estimate of the remaining economic life of Satmex 5, concluding that Satmex 5 may continue normal operations until May 2013. In December 2012, the remaining economic life was updated by Satmex based on the Propellant Gauging System study conducted by COMSAT Technical Services.  As result of the analyses, the remaining economic life of Satmex 5 was 0.76 years from December 31, 2012.

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

Solidaridad 2, Satmex 5 and Satmex 6 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of November 14, 1994, January 16, 1999 and July 1, 2006, respectively. On January 27, 2010 satellite Satmex 5 experienced the total failure of its XIPS and consequently its expected economic life was reduced. The net effect of the Satmex 5 depreciation adjustment in 2010 was $6.4 million. Solidaridad 2 concluded its depreciation period based upon the expiration of its original estimated design life at the end of 2009.

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

The significant assumptions we used in our undiscounted cash flow model with respect to our intangible concession assets consider the operation of three satellites. In order for that to occur we must successfully complete the construction, launch, operation and insurance of Satmex 7. Satmex 7 will occupy the orbital slot of Solidaridad 2. Our analysis did not result in the impairment of any of our satellites or long-lived assets.

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

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regards to future realization of deferred tax assets. The Company assesses the recoverability of its tax loss carryforwards and other deferred tax assets and based upon this analysis and records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The

Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal.

In determining the appropriate valuation allowance, management considers the fact that the Company’s deferred taxes are prepared on the hybrid method, given that in certain years it projects payment of ISR while in others, it projects payment of IETU.  Accordingly, due to the use of this method, certain tax loss carryforwards and credits on IETU losses may be excluded from or included in the deferred tax computation during those years in which the Company expects to pay IETU or ISR, respectively; the related allowance on deferred tax assets is also excluded from or included in the deferred tax computation.

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

Accounting Pronouncements

a.                            Recently adopted accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which updated the guidance in Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, which the Company adopted on January 1, 2012. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (3) quantitative information required for fair value measurements categorized within Level 3. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio, and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which updated the guidance in Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In October 2011, the FASB proposed to indefinitely defer the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income on the face of the respective statements; entities still must comply with the existing requirements during the deferral period. This indefinite deferral was modified through ASU 2013-02 as discussed below. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures, given that the Company does not have any other comprehensive income items.

b.                            Recently issued accounting pending adoption

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). The amended guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt this ASU in 2013.

In July 2012, the FASB issued ASU 2012-02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This update amends ASU 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of ASU 2012-02 is not expected to have a material impact on the Company’s financial position or results of operations.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this Update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements.

However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company will adopt this ASU in 2013, but does not anticipate that it will have a material effect on its financial position or results of operations.

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

Since May 26, 2011, and in connection with the Recapitalization Transactions, our board of directors has been chaired by Josiah Rotenberg and consists of three directors and one independent director appointed by holders of Series A shares, and three directors appointed by holders of Series B shares. The members and non-members of our board of directors are as follows:

Members of Satmex Board

Proprietary Member	Position	Age	Alternate Member	Series Representing
Maite de Alba de Gandiaga	Director	37	Gabriel Miguel Agustín de Alba del Castillo Negrete	A
Gabriel Ander de Alba de Gandiaga	Director	40	Ofelia Elizabeth de Gandiaga Saavedra	A
Alejandro Sainz Orantes	Director and Secretary of the Board	43	Diego Martínez Rueda Chapital, Alternate Secretary of the Board	A
José Manuel Canal Hernando	Independent Director	73	Juan José Osa Rejas	A
Josiah Rotenberg	Director and Chairman of the Board	42	Zachary Lewis	B
Jim Frownfelter	Director	49	Jared Scott Hendricks	B
Fernando Tisne	Director	42	Jorge Domínguez Ovalle	B

Non-Members of Satmex Board

Name	Position	Age	Period of Service
Luis Daniel del Barrio Burgos	Statutory Examiner	59	Since September 19, 2007

Maite de Alba de Gandiaga.  Mrs. de Alba is an international lawyer with more than fifteen years of managerial and executive experience in the U.S., European and Latin American markets. Mrs. de Alba is currently Microsoft Mexico’s General Counsel, a role she previously had at the IBM Corporation in Mexico. She is also a Director of the Board and of-Counsel to various firms including Bufete Mexicano de Arquitectura e Ingeniería, Bufete Mexicano de Arquitectura y Diseño and Arquitectura y Desarrollos Integrales. She is also an active member and pro-bono counsel of prominent nonprofit organizations including child & family Internet browsing safety Navega Protegido and GEPDA (People for the Defense of Animals). Mrs. de Alba is a member of the Mexican Association of the IT Industry, the International Bar Association and the International Association of IT Lawyers. She previously worked at the Mexican law firm Jauregui, Navarrete, Nader y Rojas, a correspondent of the US firm Mayer Brown LLP, and also at the US law firm Armstrong Teasdale LLP. She has taught and led conferences on telecommunications in major Mexican institutions including teaching postgraduate courses at UNAM (National Autonomous University of Mexico). Mrs. de Alba holds her law degree (Licenciada en Derecho) (JD equivalent) from the Instituto Tecnológico Autónomo de México, has a Certificate in International Relations from New York University, a Certificate in European Law from the London School of Economics & Political Science and a Master in Laws (LLM) from Columbia University School of Law. Mrs. de Alba is the sister of Gabriel Ander de Alba de Gandiaga and the daughter of Gabriel Miguel Agustín de Alba del Castillo Negrete and Ofelia Elizabeth de Gundiaga Saavedra.

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

Fernando Tisné. Mr. Tisné has been Director of Moneda Asset Management since 2006. He joined the company in 1994 as an Investment Analyst and became a partner on 2006. In 1999, he assumed the responsibility of developing the Moneda Deuda Latinoamericana Fund, which was launched in February 2000. As of today, the total assets under management of the Moneda’s LatAm Corporate Debt Strategy represent more than $1,200 million. Mr. Tisné is the President of ACAFI (Chilean Investment Funds Association) and Toesca S.A. and a member of the board of Moneda Asset Management S.A.,Energia Latina S.A. and Termocandelaria Power Limited. Mr. Tisné holds a Bachelor’s Degree in Business Administration from Pontificia Universidad Catolica de Chile.

Gabriel Miguel Agustín de Alba del Castillo Negrete.  Mr. de Alba has more than thirty-five years of experience in building and leading Mexican corporations and building the infrastructure for the establishment, growth, development and partnerships of U.S. and European multinational corporations in Mexico. Mr. de Alba has played a key role in the Mexican expansion of Allied Domecq, Kimberly Clark, Grupo Modelo (Anheuser-Busch), Bristol-Myers Squibb, Volkswagen, Tequila Sauza (Fortune Brands), Life Savers Candy Company (Kraft), Lacorsa/TMM (NYSE:  TMM), IEM (Westinghouse) and Mabe (General Electric). Mr. de Alba has been the Chairman and largest shareholder of several corporations focused on real estate developments in the industrial, commercial, residential and tourism sectors. Mr. de Alba holds a B.A. degree in Architecture from the UNAM (National Autonomous University of Mexico). Mr. de Alba is the father of Gabriel Ander de Alba Gandiaga and Maite de Alba de Gandiaga

Ofelia Elizabeth de Gandiaga Saavedra Mrs. de Gandiaga has been in charge of leading the rescue and conservation of art and architecture of Mexican national historical importance for multiple federal and state governmental entities. In particular, she has acted in the management of the Mexican national heritage for INAH (National Institute of Anthropology and History). Mrs. de Gandiaga completed studies in Philosophy from the UNAM (National Autonomous University of Mexico) and postgraduate studies in Art & Restoration from the Escuela Nacional de Conservación, Restauración y Museografia Manuel del Castillo Negrete. Mrs. de Gandiaga is the mother of Gabriel Ander de Alba de Gandiaga and Maite de Alba de Gandiaga.

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

Jorge Domínguez Ovalle Mr. Dominguez joined Moneda Asset Management in 2009. As a senior investment analyst, besides covering Special Situations, he covers Latin American Construction, Building materials and the Infrastructure sector. Mr. Dominguez holds a degree in Civil Engineering, with a major in Industrial Engineering and Electrical Engineering from Pontificia Universidad Católica de Chile.

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

Senior Management of Satmex

Name	Position	Age	Period of Service
Patricio E. Northland	Chief Executive Officer	57	Since April 2008
Dionisio Manuel Tun Molina	Vice President of Engineering and Satellite Operations	50	Since May 2006
Juan Antonio García-Gayou Facha	Chief Financial Officer	42	Since September 2012
Javier A. Recio	Vice President of Sales and Marketing	40	Since October 2011
Clemente Humberto Cabello Alcérreca	Vice President Business Development	43	Since January 2009

María Fernanda Ramo Reynoso	General Counsel	34	Since April 15 2013
Alejandro Camberos Chacón	Director Strategic Planning	43	Since July 2007

Verónica Calvillo Álvarez	Director Human Resources	35	Since June 2012

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

Juan Antonio García-Gayou Facha. Mr. García-Gayou was named Chief Financial Officer in September 2012. Prior to joining Satmex, Mr. García-Gayou served as Chief Financial Officer for ICA Infraestructura, which is the long term investments division at Empresas ICA, a major construction and engineering holding in Mexico. Mr. García-Gayou also served as Director of Finance at Thomson Reuters. Mr. García-Gayou holds a B.S. in Industrial Engineering from Universidad Nacional Autónoma de México, a B.S. in Economics from Instituto Tecnólogico Autónomo de México, and an M.B.A. from MIT Sloan School of Management.

Javier A. Recio. Mr. Recio joined Satmex as its Sales and Marketing Vice President. Mr. Recio has more than 18 years of experience in the Latin American telecommunications market and year-over-year portfolio of business development success with international and domestic experience in engineering, operations, sales management, project development and customer relations. Mr. Recio has developed his professional career with Americatel Corporation, PanAmSat Corporation, as well as with Intelsat Corporation (which acquired PanAmSat Corporation) and, since 2006, served as its Managing Sales Director for Latin America.

Dionisio Manuel Tun Molina. Mr. Tun has been our Vice President of Engineering and Satellite Operations since May 1, 2006. He is responsible for the operation of our satellites and for our control centers. Mr. Tun joined Satmex in June 1997 as Assistant Director of Satellite Control. Between 1997 and 2006, he held the positions of Director of Satellite Operations and Executive Director of Engineering and Satellite Operations. From 1984 to 1997, he held various positions at Telecomunicaciones de México (Telecomm), including Manager of Satellite Control, Orbital Dynamics Department Chief and Orbital Dynamics Analyst. Mr. Tun has a Ph.D. in Science, with a specialization in Physics and Master Degree in Finances. Mr. Tun has received various awards including the Justo Sierra Medal for his contribution to science in Mexico and the Lázaro Cárdenas Award for best average in the Bachelor’s Degree in Physics and Mathematics (Class of 1984). Mr. Tun has published many research articles in magazines of international circulation and was member of the National System of Researchers from 1988 through 1995. From 1983 to 1992 he was also professor at the Instituto Politécnico Nacional in Physics and Mathematics.

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

María Fernanda Ramo Reynoso. Ms. Ramo Reynoso was named General Counsel in April 2013. She has been working at Satmex as Legal Director since 2012. Before joining Satmex, she worked as a senior associate at international law firms such as Galicia Abogados (Mexico) and King Spalding (in New York City). Mrs. Ramo Reynoso obtained her law degree with honors from the Instituto Tecnológico Autónomo de México (ITAM) and holds a Business Law Master’s Degree in a joint program with Ilustre Colegio de Abogados and Universidad Francisco de Vitoria in Madrid, Spain.

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

Verónica Calvillo Álvarez. Ms. Calvillo joined Satmex in June, 2012 as Human Resources Director. Prior to joining Satmex, she served as Human Resources Manager at Wal-mart de México S.A.B. de C.V.(WALMEX). She has more than 10 years of experience in various areas of Human Resources, such as personnel, payroll, organizational development, and compensation. Ms. Calvillo holds a B.S. in Finance and MSc in Project Management by the Universidad Tecnológica de México

Audit and Compensation Committee

On May 26, 2011, and in connection with the Recapitalization Transactions, separate Compensation and Audit Committees were formed, which are comprised with the following members:

Compensation Committee:

Member	Position	Alternate Member	Position
Gabriel Ander de Alba de Gandiaga	Series A-1 Member	Gabriel Miguel Agustín de Alba del Castillo Negrete	Series “A-1” Alternate Member
Josiah Rotenberg	Series B Member	Zachary Lewis	Series “B” Alternate Member
Jim Frownfelter	Series B Member	Jared Scott Hendricks	Series “B” Alternate Member
Alejandro Sainz Orantes	Secretary Non-Member	Diego Martinez Rueda Chapital	Alternate Secretary Non-Member

Audit Committee:

Member	Position	Alternate Member	Position
José Manuel Canal	Chairman Series	Juan José Osa Rejas	Series “A” (Independent)
Hernando	“A” (Independent)
Josiah Rotenberg	Series B Member	Zachary Lewis	Series “B” Alternate Member
Jim Frownfelter	Series B Member	Jared Scott Hendricks	Series “B” Alternate Member
Gabriel Miguel Agustín de Alba del Castillo Negrete	Series A-1 Member	Maite de Alba de Gandiaga	Series “A-1” Alternate Member
Luis Daniel del Barrio Burgos	Statutory Auditor Non-Member	Fernando Ramírez Muñoz	Alternate Statutory Auditor Non-Member
Alejandro Sainz Orantes	Secretary Non-Member	Diego Martinez Rueda Chapital	Alternate Secretary Non-Member

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

For the year ended December 31, 2012, the aggregate senior management compensation for services in all capacities, including performance bonuses and severance payments to executives, was approximately $2.6 million, which includes an advance of the 2012 results variable compensation.

Our sales personnel’s performance bonuses, including that of our Vice President of Sales, are based on certain sales objectives and are reviewed and paid three times a year to personnel active as of the date of payment. As of December 31, 2012, we paid or accrued $563,641 for the performance bonuses of our sales personnel.

During 2012, we paid members of our board of directors for their attendance at board of directors or Audit Committee (formerly the CUAC) meetings an aggregate amount of $196,887.

In May 2012, we negotiated a new salary increase of 5.5% for our unionized employees beginning June 1, 2012.

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

Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually consistent with changes in the Consumer Price Index. Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control. The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For 2009, 2010, 2011 and 2012, our rental expense under our Property Concession was $433,806, $480,434, $507,466 and $496,335, respectively.

For 2010, 2011 and 2012, service revenue from related parties and the Mexican government amounted to $7.2 million, $7.2 million and $16.3 million, respectively.

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

Significant Changes

As of May 26, 2011, the Recapitalization Transactions were given effect. See “Explanatory Note” on page 3 of this annual report on Form 20-F.

Legal Matters

On January 2, 2012, Enlaces filed an executive commercial lawsuit (Juicio Ejecutivo Mercantil) against Globalstar for the payment of an outstanding amount equal to US$863,690.55 resulting from services provided by Enlaces to Globalstar in connection with a Broadband and Internet Connectivity Services Agreement entered into by the parties on May 5, 2006. The trial was admitted by the Sixteenth Civil Court of the Federal District under docket 9/2012. On January 17, 2012, the court summoned Globalstar and ordered the seizure of certain of Globalstar’s assets to potentially satisfy the amount owed by Globalstar to Enlaces. On March 30, 2012, the court requested each party to present their closing arguments (final positions) so that the court could issue its judgment in the first instance judgment. On April 26, 2012 the court in the first instance required Globalstar to pay Enlaces the amount of (i) USD $863,690.55 (ii) moratorium interest to a 6% annual rate and (iii) costs and expenses incurred (“First Instance Judgment”). On May 10, 2012 Enlaces presented an appeal to such First Instance Judgment requesting Globalstar to pay interest to the mutually agreed rate. Also, on May 15, 2012, Globalstar presented an appeal to the First Instance Judgment. Both appeals are pending resolution. After the resolution of such appeals, if any, the parties may file an amparo (final-instance) appeal.

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

ITEM 9. Not Applicable

ITEM 10. Additional Information

Share Capital

After giving effect to the Recapitalization Transactions, Satmex is authorized to issue three types of shares:  Series A shares, Series B shares and Series N shares.  For a discussion of share capital, see “Item 7.  Major Shareholders and Related Party Transactions” on page 77 hereof.

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

•                  the rendering of all types of national and international telecommunication satellite services including, without limitation, the rendering of television (including the television direct diffusion services (DTH/DBS), telephone and data signal conduction and distribution, among others that are technically viable, in accordance with the authorizations, concessions, permits, licenses and any other document that is necessary to provide such services; and

•                  the exploitation of rights to transmission and reception of signals from frequency bands associated with foreign satellite systems, granted through a concession issued, as the case may be, by the appropriate authority.

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

8.                                      Redemption by Satmex of its own shares and issuance of acciones de goce; 77

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

7.                                      Settlement by Satmex or of any of its subsidiaries or controlled entities of litigation and arbitration above $ 1,000,000;

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

Material Contracts

On June 8, 2006, Satmex entered into a multi-year and multi-transponder capacity contract, as amended from time to time, with América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) to provide broadband data services capacity using the Solidaridad 2 and Satmex 6 satellites.  Although this agreement was executed in 2006, this agreement became a material contract in 2012 due to a decrease in demand of our services by HNS, as a consequence of the construction and operation of its own satellites.

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

A higher income tax withholding rate (30% for 2012, 30% for 2013, 29% for 2014 and 28% for 2015 and thereafter) will be applicable when the beneficial owners of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, receive more than 5% of the aggregate amount of such payments on the Notes and such beneficiaries are (a) shareholders of Satmex who own, directly or indirectly, individually or collectively with related persons, more than 10% of Satmex’s voting stock or (b) entities more than 20% the stock of which is owned, directly or indirectly, individually or collectively with related persons, by Satmex or by persons related to Satmex. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them or a third person holds an interest in the business or property of both persons.

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

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

During the years ended December 31, 2012, 2011 and 2010, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.6%, 3.8% and

4.4%, respectively. A portion of our expenditures, including capital expenses and satellite insurance, and our customer contracts are not directly affected by Mexican inflation because they are denominated in U.S. dollars. However, high inflation rates would affect Mexican peso-denominated expenses, such as payroll and rent. To the extent that the Mexican peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our Mexican peso-denominated expenses. We do not use foreign currency hedges.

The Mexican peso appreciated against the U.S. dollar by approximately 5.4% in 2010, depreciated against the U.S. dollar by approximately 13.1% in 2011, and appreciated against the U.S. dollar by approximately 6.9% in 2012. A substantial majority of our revenues are in U.S. dollars. As noted above, although many of our costs and expenses are also denominated in U.S. dollars, approximately 56 % are in pesos. As a result, the appreciation of the peso against the U.S. dollar results in an increase in our expenses as reflected in dollars in our financial statements.

ITEM 12. Not Applicable

PART II

ITEMS 13—14. Not Applicable

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based upon review, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our “Principal Executive Officer” and “Principal Financial Officer,” we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the

Treadway Commission. Based on our review under such criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting in 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

In the year ended December 31, 2012, a total of  4 reports were received and investigated. None was classified as relevant.]

An English translation of the code of conduct is posted on our website www.satmex.com and a copy will be provided to any person upon request.

ITEM 16C. Principal Accountant Fees and Services

The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2012, 2011 and 2010, respectively, were as follows:

	2012	2011	2010
Audit fees (1)	$479	$537	$502
Audi-related services (2)	121	205	—
Tax fees (3)	48	112	92
Total fees	$648	$854	$594

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

Our Audit Committee (formerly the CUAC) must pre-approve any services provided by GYRU prior to any engagement that is not specifically included in the scope of the audit.  In 2012, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption. The de minimis exception to pre-approval requirements applies to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5.0% or less of the total revenues paid by the Company to the accountant during the fiscal year; (b) such services were not recognized at the time of engagement as non-audit services; and (c) such services were promptly brought to the attention of the Audit Committee (formerly the CUAC) and approved by the Audit Committee (formerly the CUAC) prior to completion of the audit.

ITEM 16D. Not Applicable

ITEM 16E. Not Applicable

ITEM 16F. Not Applicable

ITEM 16G. Not Applicable

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19. Exhibits

(a) Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3

Consolidated Statements of Income (Operations) for the Year Ended December 31, 2012, and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

F-4

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

F-6
Notes to Consolidated Financial Statements	F-8
Schedule of Valuation and Qualifying Accounts	F-47

(b) Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (1)

1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (9)

1.3	Amendment to Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (11)

1.4	Amendment to Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (11)

Exhibit No.	Description

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

Exhibit No.	Description

2.31

Supplemental Indenture, dated as of May 21,2009, among Satélites Mexicanos, S.A. de C.V., as issuer, Alterna’TV International Corporation, as new second priority guarantor, and Wells Fargo Bank, National Association, as trustee(6)

2.32	Additional Guarantee Designation, dated May 21, 2009, delivered to HSBC Bank USA, National Association, as trustee, by Alterna’TV International Corporation, as new first priority guarantor (6)

2.33	Additional Guarantee Designation, dated May 21, 2009, delivered to Wells Fargo Bank, National Association, as trustee, by Alterna’TV International Corporation, as new second priority guarantor (6)

2.34	Joinder, dated May 21, 2009, by Alterna’TV International Corporation (6)

2.35	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and HSBC Bank USA, National Association, as trustee (6)

2.36	Pledge Agreement, dated as of May 21, 2009, by and between Satélites Mexicanos, S.A. de C.V., as Pledgor, and Wells Fargo Bank, National Association, as trustee (6)

2.37	Agreement and Plan of Merger, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Satmex Escrow, S.A. de C.V. (9)

2.38	Indenture, dated as of May 5, 2011, by and between Satmex Escrow, S.A. de C.V. and Wilmington Trust FSB, as trustee (9)

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

2.43	Mortgage, dated as of May 26, 2011, granted by Satélites Mexicanos, S.A. de C.V. in favor of Wells Fargo Bank, National Association, as collateral trustee (English Translation) (9)

2.44	Floating Lien Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee (English Translation) (9)

2.45	Equity Interest Pledge Agreement, dated as of May 26, 2011, by and between Satélites Mexicanos, S.A. de C.V. and Wells Fargo Bank, National Association, as collateral trustee (English Translation) (9)

2.46	Guarantee of Alterna’TV Corporation (9)

2.47	Guarantee of Alterna’TV International Corporation (9)

4.1	Satellite Concession 116.8 degrees W. L. (1)

4.2	Satellite Concession 116.8 degrees W. L. (English Translation) (1)

4.3	Satellite Concession 113.0 degrees W. L. (1)

4.4	Satellite Concession 113.0 degrees W. L. (English Translation) (1)

4.5	Satellite Concession 109.2 degrees W. L. (1)

Exhibit No.	Description

4.6	Satellite Concession 109.2 degrees W. L. (English Translation) (1)

4.7	Extension of Satellite Concession 116.8 degrees W.L. effective at the expiration of the current Satellite Concession 116.8 degrees W.L. (11)

4.8	Extension of Satellite Concession 116.8 degrees W.L. effective at the expiration of the current Satellite Concession 116.8 degrees W.L. (English Translation) (11)

4.9	Extension of Satellite Concession 113.0 degrees W.L. effective at the expiration of the current Satellite Concession 113.0 degrees W.L. (11)

4.10	Extension of Satellite Concession 113.0 degrees W.L. effective at the expiration of the current Satellite Concession 113.0 degrees W.L. (English Translation) (11)

4.11	Extension of Satellite Concession 114.9 degrees W.L. (exchanged for 109.2 degrees W.L.) effective at the expiration of the current Satellite Concession 114.9 degrees W.L. (11)

4.12	Extension of Satellite Concession 114.9 degrees W.L. (exchanged for 109.2 degrees W.L.) effective at the expiration of the current Satellite Concession 114.9 degrees W.L. (English Translation) (11)

4.13	Property Concession (1)

4.14	Property Concession (English Translation) (1)

4.15	Amended and Restated Membership Agreement, dated as of August 21, 1998 among Loral SatMex Ltd., Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R. L. de C.V. (1)

4.16

Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000, the Tenth Amendment thereto, dated December 1, 2005 and the Twelfth Amendment thereto, dated February 1, 2006 (2)

4.17

Thirteenth Amendment, dated September 15, 2006, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (5)

4.18

Fourteenth Amendment, dated August 1, 2008, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (6)

4.19

Fifteenth Amendment, dated February 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (6)

4.20

Sixteenth Amendment, dated September 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (1), (7)

4.21

Seventeenth Amendment, dated October 1, 2009, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (1), (8)

4.22	Stock Purchase Agreement, dated February 26, 2010, between EchoStar Satellite Acquisition L.L.C. and Satélites Mexicanos, S.A. de C.V. (2), (8)

4.23

Contract between Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.) and Satélites Mexicanos, S.A. de C.V. (executed on May 7, 2010 and effective as of April 1, 2010) for the design and construction of a new, 64 transponder, C- and Ku-band satellite, Satmex 8 (1), (8)

4.24

Eighteenth Amendment, dated July 1, 2010, to Agreement between Hughes Electronics Corporation, through its division, Hughes Network Systems and Satélites Mexicanos, S.A. de C.V., dated as of January 20,2000 (10)

Exhibit No.	Description

4.25

Nineteenth Amendment, dated June 30, 2011 (effective as of August 1, 2010), to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (11)

4.26

Launch Services Agreement, dated December 23, 2010, between Satélites Mexicanos, S.A. de C.V. and ILS International Launch Services, Inc. for the launch of its C- and Ku-band satellite, Satmex 8 together with Amendment No. 1 dated January 19, 2011 (10)

4.27	Amendment No. 1, dated January 19, 2011, to Contract No. ILSB-1006-4488 for Launch Services between ILS International Launch Services, Inc. and Satélites Mexicanos, S.A. de C.V. (10)

4.28

Amendment No. 1, dated February 24, 2011, to the Contract between Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.). and Satélites Mexicanos, S.A. de C.V. for the Satmex 8 Satellite Program (10)

4.29

Twentieth Amendment, dated March 1, 2011, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (11)

4.30

Satellite Capacity Provision Agreement, dated as of August 12, 2011 (effective as of July 1, 2011), between Satélites Mexicanos, S.A. de C.V. and Media Networks Latin America for broadband data services throughout Latin America (11)

4.31	Amendment No. 2, dated November 15, 2011, to Contract No. ILSB-1006-4488 for Launch Services between ILS International Launch Services, Inc. and Satélites Mexicanos, S.A. de C.V. (11)

4.32

Amendment No. 2, dated January 16, 2012, to the Contract between Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.) and Satélites Mexicanos, S.A. de C.V. for the Satmex 8 Satellite Program (11)

4.33

Launch Services Agreement, dated February 3, 2012, between Space Exploration Technologies Corp. and Satélites Mexicanos, S.A. de C.V. for launch services for Satmex 7 on a Falcon 9 launch vehicle. (11)

4.34	Amendment No. 1, dated March 2, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle. (11)

4.35	Amendment No. 2, dated March 9, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle. (11)

4.36

Master Procurement Agreement dated March 13, 2012, among Satélites Mexicanos, S.A. de C.V., Boeing Satellite Systems International, Inc. and Asia Broadcast Satellite Holdings Ltd. Under which Satmex committed to purchase one of the initial four satellites, designated Satmex 7, and agreed to enter into the Satmex Procurement Agreement pursuant to which Boeing will develop and manufacture Satmex 7. (11)

4.37

Commercial Satellite Delivery Contract (Contract No. BSS-SATMEX-12-001B), dated March 13, 2012, for the manufacture and delivery of Satmex 7 and satellite simulator software, satellite control software and training. (11)

4.38

Amendment No. 1, dated December 18, 2012, between Satélites Mexicanos, S.A. de C.V. and Boeing Satellite Systems International, Inc., to the Commercial Satellite Delivery Contract dated March 13, 2012 (12) (13)

4.39

Bilateral Agreement, dated March 13, 2012, between Satélites Mexicanos, S.A. de C.V. and Asia Broadcast Satellite Holdings Ltd. To share launch services, allocate common costs and cross-indemnify each other for any actions or changes to under a joint procurement program for four C- and Ku-band satellites. (11)

4.40	Amendment Agreement, dated November 29, 2012, between Satélites Mexicanos, S.A. de C.V. and Asia Broadcast Satellite Holdings Ltd to the Bilateral Agreement dated March 13, 2012 (12) (13)

Exhibit No.	Description

4.41

Agreement dated June 8, 2006 between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to provide broadband data services capacity using the Solidaridad 2 and Satmex 6 satellites. (English Translation) (12) (13)

4.42	First Amendment Agreement dated October 1, 2007, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006. (English Translation) (12) (13)

4.43	Second Amendment Agreement dated November 29, 2007, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006. (English Translation) (12) (13)

4.44	Third Amendment Agreement dated February 15, 2008, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006. (English Translation) (12) (13)

4.45	Fourth Amendment Agreement dated April 15, 2008, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006. (English Translation) (12) (13)

4.46	Fifth Amendment Agreement dated September 1, 2008, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006. (English Translation) (12) (13)

4.47	Sixth Amendment Agreement dated January 19, 2009, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006. (English Translation) (12) (13)

4.48

Twentieth First Amendment, dated March 1, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12) (13)

4.49

Twentieth Second Amendment, dated March 1, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12) (13)

4.50

Twenty-Third Amendment, dated September 15, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12) (13)

4.51

Twenty-Fourth Amendment, dated August 8, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12) (13)

4.52

Twenty-Fifth Amendment, dated January 8, 2013, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12) (13)

12.1	Section 302 Certification of Patricio Ernesto Northland, Chief Executive Officer (12)

12.2	Section 302 Certification of Juan Antonio García-Gayou Facha, Chief Financial Officer (12)

13.1	Section 906 Certification of Patricio Ernesto Northland, Chief Executive Officer (12)

13.2	Section 906 Certification of Juan Antonio García-Gayou Facha, Chief Financial Officer (12)

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

(11)       Incorporated by reference from the registrant’s Form 20-F for the fiscal year ended December 31, 2011.

(12)       Filed herewith.

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

SATÉLITES MEXICANOS, S.A. DE C.V.

	By:	/s/ Juan Antonio García Gayou Facha
Juan Antonio García Gayou Facha
Chief Financial Officer
Date: April 26, 2013

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3

Consolidated Statements of Income (Operations) for the Year Ended December 31, 2012, and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

F-4

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

F-6

Notes to Consolidated Financial Statements	F-8

Schedules of Valuation and Qualifying Accounts	F-47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Mexico City, Mexico

We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex”) as of December 31, 2012 and 2011 (Successor Registrant balance sheets), and the related consolidated statements of income (operations), shareholders’ equity (deficit) and cash flows for the year ended December 31, 2012 and for the period from May 26, 2011 through December 31, 2011 (Successor Registrant operations) and for the period from January 1, 2011 through May 25, 2011 and for the year ended December 31, 2010 (Predecessor Registrant operations). Our audits also included the financial statement schedule of the Successor Registrant for the year ended December 31, 2012 and for the period from May 26, 2011 through December 31, 2011 and of the Predecessor Registrant for the period from January 1, 2011 through May 25, 2011 and for the year ended December 31, 2010, as listed in the table of contents. These consolidated financial statements and financial statement schedule are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the Successor Registrant consolidated financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S. A. de C. V. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the year ended December 31, 2012 and from the period from May 26, 2011 through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Registrant consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2011 through May 25, 2011 and for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such Successor and Predecessor Registrant financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, as a result of the recapitalization transactions described therein, effective May 26, 2011, a change in control occurred. As a result, the Successor Registrant applied push-down accounting in its consolidated financial statements to reflect its acquisition by the Group of Investors.  Therefore, the consolidated financial statements of the Successor Registrant are presented on a different basis than those of the Predecessor Registrant and are not comparable.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Fernando Ramírez Muñoz
C. P. C. Fernando Ramírez Muñoz
Mexico City, Mexico
March 14, 2013
April 19, 2013 as to Note 1

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2012 and 2011

(In thousands of U. S. dollars)

Assets	2012	2011
Current assets:
Cash and cash equivalents	$74,652	$79,251
Restricted cash	4,900	—
Accounts receivable, net	13,521	12,658
Inventories, net of allowance for obsolescence	413	489
Prepaid insurance and other assets	8,725	6,687
Deferred tax assets	3,059	—
Total current assets	105,270	99,085

Satellites and equipment, net	552,562	443,015
Concessions, net	42,837	44,628
Intangible assets	32,923	63,810
Deferred financing cost	11,390	13,677
Guarantee deposits and other assets	1,032	728

Total	$746,014	$664,943

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$44,886	$18,863
Deferred revenue	3,605	1,361
Income tax payable	13	454
Deferred tax liabilities	—	1,490
Total current liabilities	48,504	22,168

Debt obligations	360,000	325,000
Deferred revenue	22,982	33,800
Guarantee deposits and accrued expenses	3,375	2,904
Labor obligations	1,060	891
Long-term deferred tax liabilities	8,483	19,889
Total liabilities	444,404	404,652

Contingencies and commitments (Note 16)

Shareholders’ equity:
Paid-in capital	275,662	275,662
Common stock, class I, no par value, 50,000 shares authorized, issued and outstanding	—	—
Common stock, class II, no par value, 129,950,000 shares authorized, issued and outstanding	—	—
Retained earnings (accumulated deficit)	22,334	(18,882)
Total Satélites Mexicanos, S. A. de C. V. shareholders’ equity	297,996	256,780
Noncontrolling interest	3,614	3,511
Total shareholders’ equity	301,610	260,291

Total	$746,014	$664,943

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Income (Operations)

For the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

(In thousands of U. S. dollars)

	Successor Registrant		Predecessor Registrant
	2012	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010

Revenues:
Satellite services	$113,954	$59,714	$43,734	$105,781
Broadband satellite services	10,949	7,433	5,190	12,910
Programming distribution services	14,504	7,563	4,786	10,071
	139,407	74,710	53,710	128,762

Cost of satellite services(1)	11,821	6,191	4,401	11,405
Cost of broadband satellite services(1)	3,151	1,388	685	2,821
Cost of programming distribution services(1)	8,440	4,393	2,625	5,387
Selling and administrative expenses(1)	21,147	12,792	7,714	17,040
Depreciation and amortization	64,951	46,547	17,080	43,402
Reorganization expenses	—	—	28,766	16,443
	109,510	71,311	61,271	96,498

Operating income (loss)	29,897	3,399	(7,561)	32,264

Other (expenses) income:
Interest expense	(4,444)	(8,990)	(19,499)	(45,789)
Interest income	522	328	150	345
Foreign exchange gain (loss) — net	524	(1,461)	349	71

Income (loss) before income tax	26,499	(6,724)	(26,561)	(13,109)

Income tax (benefit) expense	(14,820)	12,133	2,199	779

Net income (loss)	41,319	(18,857)	(28,760)	(13,888)

Less: Net income attributable to noncontrolling interest	103	25	3	444

Net income (loss) attributable to Satélites Mexicanos, S. A. de C. V.	$41,216	$(18,882)	$(28,763)	$(14,332)

(1)                      Exclusive of depreciation and amortization shown separately below.

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

(In thousands of U. S. dollars, except share data)

	Shares Issued	Paid-in capital	(Accumulated deficit) retained earnings	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance, January 1, 2010	4,687,500	$46,764	$(121,988)	$3,079	$(72,145)

Net (loss) income for the year	—	—	(14,332)	444	(13,888)

Balance, December 31, 2010	4,687,500	46,764	(136,320)	3,523	(86,033)

Net (loss) income from January 1, 2011 through May 25, 2011	—	—	(28,763)	3	(28,760)

Balance, May 25, 2011 (Predecessor Registrant)	4,687,500	46,764	(165,083)	3,526	(114,793)

Push-down accounting adjustments:
Valuation adjustments, net	—	225,363	—	(40)	225,323
Elimination of Predecessor accumulated deficit	—	(165,083)	165,083	—	—

Issuance of common stock	116,022,700	90,000	—	—	90,000

Capitalization of debt into common stock	9,289,800	78,618	—	—	78,618

Net (loss) income from May 26, 2011 through December 31, 2011	—	—	(18,882)	25	(18,857)

Balance, December 31, 2011 (Successor Registrant)	130,000,000	275,662	(18,882)	3,511	260,291

Net income for the year	—	—	41,216	103	41,319

Balance, December 31, 2012	130,000,000	$275,662	$22,334	$3,614	$301,610

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

(In thousands of U.S. dollars)

	Successor Registrant		Predecessor Registrant
	2012	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010

Cash flows from operating activities:
Net income (loss)	$41,319	$(18,857)	$(28,760)	$(13,888)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net periodic pension cost	169	(24)	—	208
Depreciation and amortization	64,951	46,547	17,080	43,402
Deferred income taxes	(15,955)	10,814	1,575	191
Deferred revenue	(8,574)	(794)	(977)	(2,344)
Deferred financing costs	3,172	1,806	—	—
Provision for (reversal of) allowance for doubtful accounts	(83)	1,360	—	172
Write-off of advance payment	2,600	—	—	—
Interest accrued to principal on debt obligations	—	—	4,020	15,495
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(780)	5,594	(6,486)	(3,755)
Due from related parties	—	—	840	(376)
Inventories	76	171	(166)	(84)
Prepaid insurance	(1,801)	(560)	1,881	784
Guarantee deposits and other assets	(304)	277	(132)	(227)
Accounts payable, accrued expenses and income tax	(2,763)	(13,472)	18,594	(457)
Guarantee deposits and accrued expenses	471	(508)	665	1,889
Net cash provided by operating activities	82,498	32,354	8,134	41,010

Cash flows from investing activities:
Restricted cash-satellite Satmex 8	(4,900)	—	—	—
Construction in progress - satellites (including capitalized interest)	(114,678)	(150,537)	(42,333)	(63,113)
Acquisition of equipment	(1,998)	(1,627)	(635)	(4,578)
Net cash used in investing activities	(121,576)	(152,164)	(42,968)	(67,691)

Continued

	Successor Registrant		Predecessor Registrant
	2012	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010

Cash flows from financing activities:
Proceeds from equity interest	—	90,000	—	—
Repayment of First Priority Old Notes	—	(238,237)	—	—
Issuance of Senior Secured Notes	35,700	—	325,000	—
Deferred financing costs	(1,221)	(333)	(18,247)	—
Net cash provided by (used in) financing activities	34,479	(148,570)	306,753	—

Cash and cash equivalents:
Net (decrease) increase for the period	(4,599)	(268,380)	271,919	(26,681)
Beginning of period	79,251	347,631	75,712	102,393

End of period	$74,652	$79,251	$347,631	$75,712

Supplemental cash flow information:

Cash paid during the year:
Interest paid	$32,870	$16,295	$40,196	$32,554

Capitalized interest	$33,830	$11,715	$3,801	$2,582

Income taxes paid	$1,977	$1,172	$—	$4,666

Non-cash investing activities:
Capital expenditures incurred not yet paid	$27,744	$3,674	$35,678	$844

Non-cash financing activities:
Capitalization of debt into common stock	$—	$206,890	$—	$—

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 and for the Year Ended December 31, 2010 (Predecessor Registrant)

(In thousands of U.S. dollars, unless otherwise stated)

1.                            Nature of business and significant events

Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex” and together with its subsidiaries, the “Company”) is a provider of fixed satellite services (“FSS”) in the Americas. Satmex’s current fleet is comprised of three satellites, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable its customers to serve its entire coverage footprint utilizing a single satellite connection. The satellites are operated and monitored from two satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. In March 2008, Solidaridad 2 was placed in inclined orbit; currently it only provides L-band service to the Mexican government.

In addition to the core FSS business, which is reported as “Satellite services” segment, Satmex also provides the programming distribution services segment to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). The Company also provides broadband satellite transmission capacity services for various applications, such as internet access via satellite, telecommunication transmission and broadcasting.

Satmex provides its commercial services through Satmex 6 and Satmex 5, which have a total of 108 C- and Ku-band 36 MHz transponder equivalents. Satmex’s business provides communication services to a diverse range of customers, including telecommunications companies, private and state-owned broadcasting networks, direct-to-home satellite television operators, and public and private telecommunications networks operated by financial, educational and media companies as well as governmental entities.

On March 11, 2013, the Mexican President submitted a telecommunications reform bill whose purpose is to encourage economic competition and speed up the technological development of the sector. The current Foreign Investment Law establishes that radio broadcast and other radio and television services are reserved exclusively for Mexicans or Mexican companies with a foreigner exclusion clause. By the same token, in the case of concessionaire companies, as established in articles 11 and 12 of the Federal Telecommunications Law, the foreign investment may be up to 49%. Accordingly, the reform bill establishes that it is essential to promote investment structures in the radiobroadcast and telecommunications sectors, to make them more efficient.

For this reason, transitory article fifth establishes that once the constitutional reform goes into effect, federal laws will be modified and direct foreign investment of up to 100% will be allowed in telecommunications and satellite communications. However the final reform and the time that will be approved is not certain. Other potential effects of the reform are still unknown. Consequently, at the date of this financial information the Company’s management has not concluded the impact on the consolidated financial statements.

Satmex 8

On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract (the “Construction Agreement”) with Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.) (“SSL”) for the design and construction of a 64 transponder, C- and Ku- band satellite, named Satmex 8 to replace satellite Satmex 5. The Construction Agreement contemplated a fixed price for the construction of Satmex 8 as well as specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Construction of Satmex 8 was completed in July 2012, for a total construction cost of approximately $358.3 million. As of December 31, 2012, the remaining amount to be paid upon launch is $17,750 and is recognized as a current liability in the accompanying consolidated balance sheet.

On December 23, 2010, Satmex entered into a contract for launch services with ILS International Launch Services, Inc. (“ILS”), anticipating the launch of satellite Satmex 8 to be in the third quarter of 2012. A subsequent launch date of December 28, 2012 was agreed upon by Satmex and ILS as a result of normal construction delays. On December 8, 2012, a technical failure in the launch equipment occurred, for which reason, on December 27, 2012, Satmex announced that the launch of satellite Satmex 8 would be further delayed. ILS established the Failure Review Oversight Board (“FROB”), in which Satmex was a participant, and immediately began to investigate the cause of the technical failure. On February 14, 2013, ILS issued additional details regarding the most probable root cause of the failure and presented corrective actions to the FROB. The FROB studies concluded shortly thereafter and the corrective actions to fix the technical failure were put into place. Consequently, a new launch date of March 26, 2013 was established. Management estimates these delays will not have an adverse impact on its financial information.

The satellite Satmex 8 commercial operation date is expected to be in early May 2013. As of December 31, 2012, the amount to be paid upon launch is $4,900, which has been placed in a trust and is contractually restricted for such payment, presented as restricted cash in the accompanying consolidated balance sheet (see further discussion in Note 4b).

Subsequent event - Satmex 8 satellite was successfully launched on March 27, 2013, on Baikonur, Kazakhstan time (March 26, 2013 GMT). The satellite was carried into orbit on an ILS Proton Launch Vehicle. After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit.

Satmex 7

On March 13, 2012, Satmex and Asia Broadcast Satellite Holdings Ltd (“ABS”) entered into a master procurement agreement with Boeing Satellite Systems International, Inc. (“Boeing”) (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS for the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing (the “Program”). In the event ABS fails to perform its obligations under its own satellite procurement agreement, Boeing will be entitled to increase the price of each satellite of Satmex up to maximum of $10.5 million. Also, on this date, Satmex entered into a construction agreement (the “Satmex Procurement Agreement”) with Boeing, for the design, construction and delivery of the satellite Satmex 7, which will be based on Boeing’s 702 SP platforms, for a 34-month construction schedule. The Satmex Procurement Agreement also provides for a right to purchase an additional satellite based  on Boeing’s 702 SP platforms.

Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”), whereby Satmex and ABS agreed to share launch services, allocate common Program costs and cross- indemnify each other  for any actions or changes to the Program made by Satmex or ABS that adversely affect the costs, timing, delivery or launch of the other party’s satellite or satellites.

Finally, Satmex entered into a launch services agreement (the “Launch Services Agreement”) with Space Exploration Technologies, Corp. (“SpaceX”) to launch satellite Satmex 7. The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and 2015 and with operations expected to commence in October 2015.

Satellite Satmex 7 will replace satellite Solidaridad 2. The design, construction, launch and insurance costs of Satmex 7 are expected to be approximately $165.0 million. At December 31, 2012, the amount incurred has been $32,750, which includes $1,175 of capitalized interest.

2.                            Reorganization in 2011

In order to address its liquidity needs, Satmex carried out a comprehensive recapitalization of the Company through various transactions pursuant to which the following actions were taken (which are referred to, collectively, as the “Recapitalization Transactions”):

On December 22, 2010, Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, as trustee (the “NAFIN Trust”) and Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, as trustee (the “Deutsche Trust”) (collectively the “Sellers”), former shareholders of Satmex, entered into a Share Purchase Agreement (the “SPA”) with Holdsat Mexico, S. A. P. I. de C. V. (“Holdsat Mexico”), as buyer, for the acquisition of the 100% of the outstanding voting equity interests of

Satmex. On March 10, 2011, Holdsat Mexico ceded and assigned a portion of its rights under the SPA to acquire all existing Series “B” and “N” shares of Satmex to Satmex International B.V. (“Investment Holdings BV”), which owns 49% of the common stock of Holdsat Mexico. Investment Holdings BV is beneficially and indirectly owned by holders of the previous Second Priority Secured Notes (the “Second Priority Old Notes”).

The assignment of these rights by Holdsat Mexico to Investment Holdings resulted in both entities forming a collective group of investors (the “Group of Investors” or the “Buyers”) to acquire control in Satmex upon the effectiveness of the SPA, which occurred after the fulfillment of the following transactions:

•                                Payment by the Buyers of $6,250 to the Sellers for 100% of the outstanding common stock of Satmex, which occurred on May 26, 2011;

•                                The offering and sale of new Senior Secured Notes (“Senior Secured Notes”), due 2017, for $325,000, which were initially offered on May 5, 2011 to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the U.S. in compliance with Regulation S of the Securities Act. The Senior Secured Notes were subsequently exchanged for new exchange notes, due 2017, for a like principal amount, registered with the U.S. Securities and Exchange Commission (the “SEC”), effective September 26, 2011. The proceeds received from the Senior Secured Notes were used to repay the First Priority Senior Secured Notes due 2011 (the “First Priority Old Notes”) on May 26, 2011; and

The voluntary filing by Satmex, Alterna’TV Corporation and Alterna’TV International Corporation for protection under Chapter 11 of the U.S. Bankruptcy Code and confirmation of a prepackaged plan of reorganization filed in the United States Bankruptcy Court (the “Plan”), which such confirmation occurred on May 11, 2011. Consummation of the Plan occurred on May 26, 2011 (the “Plan Effective Date”). The Plan contemplated the following transactions:

•                               The conversion of the Second Priority Old Notes, which were to mature in 2013, into direct or indirect equity interests representing 7.146% of the economic interests in the emerging entity (“Reorganized Satmex”) (the “Conversion Rights”, subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the Board of Directors of Reorganized Satmex on the Plan Effective Date, and any future issuance of equity, including certain primary rights and follow-on rights (the “Primary Rights” and the “Follow-On Rights”, respectively) of the holders of the Second Priority Old Notes as discussed below). In lieu of the Conversion Rights, the Primary Rights and the Follow-On Rights, holders of the Second Priority Old Notes could have elected to receive a cash payment of 38 cents per U.S. dollar in principal amount of the Second Priority Old Notes (including accrued and paid-in kind interest). All interested holders of Second Priority Old Notes elected the Conversion Rights, which such conversion occurred on May 26, 2011;

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

•                               Aside from holders of the First Priority Old Notes and the Second Priority Old Notes which received the treatment described above, all holders of allowed claims against the debtors, including employees, trade creditors and other priority and non-priority creditors, were paid in the ordinary course during the resolution of the bankruptcy or in full on, or shortly after, the Plan Effective Date.

Paid-in capital of Reorganized Satmex as a result of the SPA and the Plan is presented in Note 12 to the accompanying consolidated financial statements.

New Basis of Accounting (Push-down accounting)

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

b.                            Supplementary Pro Forma Information (Unaudited)

The following table presents the revenues and earnings (net loss) of Satmex as if the acquisition had occurred as of January 1, 2011:

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

Acquisition-related costs were $47,013, of which $18,247 represent the cost of issuing the Senior Secured Notes, which was capitalized within other assets (see Note 4i) on May 5, 2011 (date of issuance of the Senior Secured Notes) and $28,766 were included in the Predecessor statement of operations within recapitalization transactions expenses.

c.                             The following table summarizes the recognized amounts of identifiable assets, assumed liabilities and non-controlling interest, pushed-down and reflected in Satmex’s financial information as of the Acquisition Date:

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

As a result of the acquisition, the Company recorded a bargain purchase of $94,488, representing the amount of the fair value of the net assets acquired in excess of the purchase price. The bargain purchase gain represented the purchase of Satmex by the Group of Investors at less than fair value of Satmex’s net assets and stemmed from the restructuring of Satmex. At the end of 2010, the existing debt of Satmex was set to mature within the following twelve months; additionally, Satmex required additional financing for its future satellites. Its current stockholder at that time did not actively administer or operate Satmex and had not provided further financing for Satmex to carry out its plans with respect to future operations. Accordingly, Satmex decided to carry out a restructuring, which included the entrance of new active investors, willing and able to contribute the financing necessary for Satmex to continue with its future operating plans, and thus, purchase Satmex from the Sellers at a bargain purchase.

As the bargain purchase gain did not result from the operations of Satmex, it was recognized as part of Reorganized Satmex’s common stock rather than within its consolidated statement of operations.

3.                            Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a.                            Factors affecting the comparability of the consolidated financial statements - push-down accounting - The Company has accounted for the Recapitalization Transactions using push-down accounting for the acquisition of the Company by the Group of Investors. This resulted in the adjustment of all net assets to their respective fair values as of the Acquisition Date.

Although Satmex continued as the same legal entity after the Recapitalization Transactions, the application of push-down accounting represented the termination of the old accounting entity and the creation of a new one. As a result, the accompanying consolidated balance sheets, statements of operations, stockholders’ equity and cash flows are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding the Recapitalization Transactions, respectively. The Company refers to the operations of Satmex and subsidiaries for both the Predecessor and Successor periods.

Accordingly, the Successor Company presentation is not comparable to the Predecessor Company presentation due to the different basis of accounting.

b.                            Consolidation of financial statements - The consolidated financial statements include the financial statements of Satmex and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.

The activities of the entities in the consolidated group are described below:

Company	Ownership percentage	Activity

Enlaces Integra, S. de R.L. de C.V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Offers private networks for voice, video and data as well as other value-added satellite services in Mexico.

Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. Engaged in programming distribution services, primarily in the United States of America.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract the procurement of the Satmex 7 satellite.

SMVS Administración, S. de R. L. de C. V., SMVS Servicios Técnicos, S. de R. L. de C. V. and HPS Corporativo S. de R. L. de C. V. (“Service Companies”)	100.00%	Provide administrative and operating services exclusively to Satmex and Enlaces.

Satmex U.S.A., LLC (“Satmex USA”)	100.00%	Incorporated on August 4, 2011. This entity holds the 0.03% interests related to the Service Companies.

Satmex Do Brasil	100.00%	This entity has not initiated operations.

c.                             Foreign currency transactions - For U.S. GAAP reporting purposes, the Company maintains separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of December 31, 2012 and 2011, were $13.0101 and $13.9787, respectively), with the resulting effect included in other (expense) income within results of operations.

4.                            Significant accounting policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

c.                             Cash and cash equivalents - This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

d.                            Restricted cash - On July 3, 2012, Satmex and ILS entered into an Escrow Agreement, in which Satmex deposited with the Escrow Agent $4,900 representing 5% of the launch service price. The Escrow Agent shall hold the escrow deposit in an interest bearing account. On the Satmex 8 launch date, the Escrow Agent shall release the escrow deposit plus accumulated interest from the escrow account upon receipt of the irrevocable escrow instructions jointly provided by Satmex and ILS. At December 31, 2012, Satmex classified the $4,900 as restricted cash.

e.                             Concentrations of credit risk - Financial assets, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions.

Accounts receivable are comprised of several companies in the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with advance billing arrangements and guarantee deposits from customers mitigate potential credit risks with regard to its current customer base.

f.                              Inventories - Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

g.                             Prepaid insurance - The insurance premium paid to renew in-orbit coverage of is recorded as a prepaid insurance and amortized over the related insurance policy period.

h.                            Satellites and equipment - As of May 26, 2011, Satmex adopted push-down accounting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the cost approach. The cost approach, often referred to as current replacement cost, estimates fair value based on the amount that currently would be required to replace the service capacity of an asset. Assets acquired after the adoption of push-down accounting are recorded at acquisition cost.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the value of performance incentives incurred to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.

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

The estimated useful lives of the satellites are as follows:

	Original useful life (Years)	Remaining economic life at December 31, 2012 (Years)
Satellites in-orbit - are as follows:
Satmex 6	15	10.39
Satmex 5	15	0.76
Solidaridad 2	14.5	—

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

Original useful life (Years)

Equipment:
Satellite equipment	15
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

i.                                Concessions - As of May 26, 2011, Satmex adopted push-down accounting, under which its concessions were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the orbital concessions and the public telecommunications network concession using market approach and income approach methods, respectively. Orbital concessions are amortized over 40 years using the straight-line method; their remaining useful life as of the Acquisition Date was 26 years. The public telecommunications network concession is amortized over 30 years using the straight-line method; its remaining useful life as of the Acquisition Date was 19 years.

j.                               Valuation of satellites and long-lived assets - The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Estimated future cash flows from the Company’s satellites could be impacted by changes in estimates of its ability to operate the satellite at expected levels, changes in the manner in which the satellite is to be used and the loss of one or several significant customer contracts on the satellite.

k.                            Deferred financing costs - Deferred financing costs related to the issuance of Senior Secured Notes were capitalized and reported as an asset. These costs are amortized to interest expense using the effective rate interest method.

l.                                Other intangible assets - Intangible assets arising from push-down accounting are initially recorded at fair value using the income approach method. Intangible assets identified as part of the push-down of acquisition accounting consisted primarily of contract backlog and customer relationships. The Company reviews intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. An intangible asset with a determinable useful life is considered to have been impaired when its carrying amount exceeds its fair value; however, an impairment loss shall only be recognized when the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.

The costs of intangible assets with finite and determinable useful lives are amortized to reflect the pattern of consumption, over the estimated useful lives of the assets, as follows:

Original useful life (Years)

Contract backlog	10
Customer relationships	4

m.                        Labor obligations - In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Satmex also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method. Other disclosures required by U.S. GAAP are not material.

n.                            Fair value of financial instruments and fair value measurements - An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1- applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

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

The Company’s financial instruments consist principally of cash, restricted cash, accounts receivable, debt, accounts payable and accrued expenses. The Company believes that the recorded values of cash, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their current fair values because of their nature and respective maturity dates or durations. The fair value of debt is disclosed in Note 11.

o.                            Provisions - Are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

p.                            Income taxes - Current income taxes, calculated as the higher of the regular Mexican income tax (“ISR”) or the Business Flat Tax (“IETU”), are recorded in the results of the year in which they are incurred. Satmex accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

To determine tax bases of assets and liabilities, the Company evaluates whether it expects to be principally subject to ISR or IETU in the future and uses such tax base accordingly. If the Company is unable to conclude that it will be principally subject to either tax regime, a hybrid calculation is utilized.   Based on the Company’s projections, it determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the corresponding rates.

Satmex recognizes net deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

q.                            Statutory employee profit sharing - Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

r.                               Revenue recognition - Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

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

To calculate the monthly revenue attributable to purchasers of programming distribution services, the Company estimates, on a monthly basis, the number of subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, the Company receives a definitive report from each purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.

s.                              Deferred revenue - Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the orbital concessions (“State Reserve”). As of May 26, 2011, as a result of the adoption of push-down accounting, this obligation was recorded at its fair value, using the income approach method, and recognized as deferred revenue with a corresponding increase in the value of the related assets. Deferred revenue is amortized to fixed satellite services revenue based on the expected consumption pattern.

t.                               Use of estimates - The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

u.                            Recently adopted accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which updated the guidance in Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, which the Company adopted on January 1, 2012. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (3) quantitative information required for fair value measurements categorized within Level 3. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio, and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which updated the guidance in Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In October 2011, the FASB proposed to indefinitely defer the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income on the face of the respective statements; entities still must comply with the existing requirements during the deferral period. This indefinite deferral was modified through ASU 2013-02 as discussed below. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures, given that the Company does not have any other comprehensive income items.

v.                            Recently issued accounting pending adoption

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). The amended guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt this ASU in 2013.

In July 2012, the FASB issued ASU 2012-02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This update amends ASU 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of ASU 2012-02 is not expected to have a material impact on the Company’s financial position or results of operations.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this Update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements.

However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company will adopt this ASU in 2013, but does not anticipate that it will have a material effect on its financial position or results of operations.

5.                            Cash and cash equivalents

As of December 31, cash and cash equivalents consist of:

	2012	2011

Cash	$6,912	$4,142
Cash equivalents (1)	67,740	75,109

	$74,652	$79,251

(1)                       The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.

6.                            Accounts receivable

As of December 31, accounts receivable consist of:

	2012	2011

Customers	$12,787	$11,748
Allowance for doubtful accounts	(1,202)	(1,360)
	11,585	10,388
Recoverable income taxes	140	1,519
Recoverable value-added tax and tax withholdings	1,146	651
Other	650	100

	$13,521	$12,658

The principal customers of the Company are as follows:

•                                For fixed satellite services:

•                               Broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.

•                               Telecommunications: América Movil Perú, S.A.C., Teléfonos de México, S.A.B. de C.V. (“Telmex”) and Telefónica del Perú, S.A.A.

•                               Data transmission and internet: Hughes Network Systems and Hunter Communications, Inc.

•                                For programming distribution services: Comcast Cable Communications, LLC and Direct TV Inc.

•                                For broadband satellite services: Grupo Wal-Mart de México and Grupo Oxxo.

For the years ended December 31, 2012, 2011 and 2010, revenues from Fixed satellite services, Programming distribution services and Broadband satellite services were obtained from:

	2012	2011	2010
	%	%	%

Hughes Networks Systems	11	14	17
América Móvil Perú, S.A.C.	9	10	10
Telmex	5	5	4
Other foreign customers	43	40	37
Other domestic customers	32	31	32

7.                            Satellites and equipment

As of December 31, satellites and equipment consist of:

	2012	2011

Satellites in-orbit	$196,425	$196,425
Satellite equipment, teleport and antennas	8,061	6,619
Furniture and fixtures	4,107	4,388
Leasehold improvements	922	115
	209,515	207,547
Accumulated depreciation and amortization	(53,418)	(21,145)
	156,097	186,402
Construction in-progress for Satmex 8	358,289	253,149
Construction in-progress for Satmex 7	32,750	2,600	(1)
F4 satellite project advance payment	3,764	—
Other construction in-progress	1,662	864

	$552,562	$443,015

(1)                       On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”) for the construction of Satmex 7 and Satmex paid a non-reimbursable advance payment for $2,600. The ATP-S7 expired on December 31, 2012. Additionally, the Company changed providers with respect to the construction of the related satellite (see Note 1), for which reason, the advanced payment was written-off and included as operating expenses in 2012.

For the year ended December 31, 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the year ended December 31, 2010 (Predecessor Registrant), the depreciation and amortization expense related to satellites and equipment was $32,273, $21,145, $15,188, and $36,229, respectively.

For the year ended December 31, 2012, and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 (Predecessor Registrant) and for the year ended December 31, 2010, interest costs of $33,830, $11,715, $3,801 and $2,582, respectively, were capitalized.

8.                            Concessions

As of December 31, concessions consist of:

	2012	2011

Orbital concessions	$41,740	$41,740
Public telecommunications network	3,932	3,932
	45,672	45,672
Accumulated amortization	(2,835)	(1,044)

	$42,837	$44,628

For the year ended December 31, 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the year ended December 31, 2010 (Predecessor Registrant), amortization of concessions was $1,791, $1,044, $588 and $1,412 respectively.

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

Use of the land and facilities where the control centers are located that are property of the Mexican federal government was granted to the Company through a concession for a 40-year term, for which the Company pays a fee, which is adjusted every five years by the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 16g).

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

The terms of both concessions are subject to certain legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer the concessions to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of their rights. As of December 31, 2012, the Company has complied with the obligations established in the concession titles.

9.                            Intangible assets

Intangible assets, which were recognized in connection with the adoption of push-down accounting, are as follows:

	Weighted
	average
	remaining
	amortization	2012		2011
	period		Accumulated		Accumulated
	(years)	Gross amount	amortization	Gross amount	amortization

Contract backlog (1)	8	$86,835	$54,911	$86,835	$24,077
Customer relationships (1)	2	1,333	334	1,333	281

		$88,168	$55,245	$88,168	$24,358

(1)                       Using the income approach to determine fair values as of May 26, 2011, as a result of the adoption of push-down accounting.

For the year ended December 31, 2012, and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the year ended December 2010 (Predecessor Registrant), amortization expense for these intangible assets was $30,887, $24,358, $1,304 and $5,761, respectively.

Future annual amortization expense for intangible assets is estimated to be as follows:

2013	$22,915
2014	5,600
2015	2,658
2016	898
2017	346
Thereafter	506

$32,923

10.                     Accounts payable and accrued expenses

As of December 31, accounts payable and accrued expenses consist of:

	2012	2011

Suppliers	$27,790	$3,941
Accrued interest	4,275	3,859
Guarantee deposits and customer advances	2,494	2,308
Professional fees	1,249	709
Performance and sale bonuses	2,504	2,294
Taxes payable, other than income taxes	2,174	2,140
Programming provisions	1,707	2,082
Sundry creditors	2,693	1,530

	$44,886	$18,863

11.                     Debt obligations

As of December 31, debt obligations are:

	2012		2011
	Amount	Fair Value	Amount	Fair Value
Senior Secured Notes at annual fixed rate of 9.5%, due in 2017	$325,000	$338,000	$325,000	$314,031

Tack-on Senior Secured Notes at annual fixed rate of 9.5%, due in 2017	35,000	36,400	—	—

	$360,000	$374,400	$325,000	$314,031

The fair value for debt obligations is determined using quoted market prices. Fair value is based upon pricing information with respect to the trading of the bonds in a secondary market, obtained from several market data providers and brokerage firms. Inputs used to determine the fair value are classified as Level 1 within the fair value hierarchy from FASB ASC 820, Fair Value Measurements.

The principal characteristics of the Senior Secured Notes, including the Tack-on, are as follows:

•                               Maturity is on May 15, 2017.

•                               Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.

•                               Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions (see Note 18).

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

The indenture related to the Senior Secured Notes issued by Satmex establishes certain covenants. Principal covenants are as follows:

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

•                               The Company and each guarantor should deliver to each of the Trustee and the Collateral Trustee and officers’ certificate stating that such officers have reviewed the activities of the companies during the preceding fiscal year and has kept, observed, performed and fulfilled its obligations under this Indenture and the Security Documents.

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

As of December 31, 2012, Satmex has complied with these obligations.

12.                     Shareholders’ equity

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

a.                            As of December 31, 2012, the authorized, issued and outstanding common stock is as follows:

Fixed	Variable Capital Class II				Rights %
Class I Series A	Series A	Series B	Series N	Total	Voting	Economic

50,000	6,580,000	—	—	6,630,000	51.000	5.10000
—	—	6,363,339	116,877,651	123,240,990	48.950	94.80076
—	—	1,113	20,448	21,561	0.008	0.01659
—	—	4,081	74,963	79,044	0.031	0.06080
—	—	1,467	26,938	28,405	0.011	0.02185

50,000	6,580,000	6,370,000	117,000,000	130,000,000	100.000	100.00000

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

•                               Pursuant to the Plan, effective on May 26, 2011, 100% of the Second Priority Old Notes were cancelled and converted into the right to receive equity interest (the “Conversion Interest” described in Note 2), directly or indirectly, in the aggregate of 7.146% of the capital stock of the Company. The capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes were made at the face amount of the Second Priority Old Notes of $206,890, as follows:

•                                Variable common stock was increased by the issuance of 9,289,800 Series “N” Class II, shares, without par value, for the capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes, through the capitalization of liabilities for $70,457.

•                                A paid-in capital premium was recognized of $136,433 for the shares subscription in consideration of the Conversion Rights and the cancellation of the Second Priority Old Notes; the amount of such premium was capitalized pro rata between the shareholders of the Company in the proportion of their participation percentage in the capital stock of the Company without issuance of new shares.

•                                A put premium was capitalized in the amount of $7,855, in exchange of 4.5% of the economic interests in the Company. The amount of shares issued in exchange for the capitalization of the put premium was 5,850,000 Series “N” Class II, shares, without par value.

c.                             As of December 31, 2012 the common stock of Satmex amounted to $275,662.

d.                            Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

e.                             As of December 31, 2012 and 2011, the balance of the tax contributed capital account is $2,219,573 and $1,994,763 respectively.

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

i.                                Prior to May 26, 2011, the NAFIN Trust, was the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

13.                     Related party transactions

Related party transactions performed in the normal course of operations were as follows:

	Successor Registrant		Predecessor Registrant
	2012	Period from May 26, 2011 Through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010

Revenues from:
Satellite services - Mexican federal government	$—	$—	$2,225	$4,896
Satellite capacity to Mexican federal government	—	—	977	2,344
Loral	—	—	119	287

Expenses from:
Rent of control centers - Mexican federal government	—	—	225	479
Professional fees - Intenal Mexicana, S. A. P. I. de C. V.	144	—	—	—

Capital expenditures for:
Construction Satmex 8- Loral	—	—	148,932	59,065

14.                     Income taxes

a.                            Income tax (benefit) expense was comprised as follows:

	Successor Registrant		Predecessor Registrant
	2012	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011	2010

Current:
ISR	$1,078	$1,276	$267	$58
IETU	56	43	357	530
Total current	1,134	1,319	624	588

Deferred:
ISR	(26,815)	6,175	(10,965)	(149)
IETU	(4,815)	5,512	2,146	264
Change in valuation allowance	15,676	(873)	10,394	76
Total deferred	(15,954)	10,814	1,575	191

Total income tax (benefit) expense	$(14,820)	$12,133	$2,199	$779

b.                            The provision (benefit) for income taxes differs from the amount computed by applying the Mexican statutory income tax rate of 30 percent on the income (loss) before income taxes as a result of the following items:

	2012	2011	2010

Expected income tax expense (benefit) at statutory rate	$7,950	$(9,986)	$(3,933)

Tax inflation and statutory foreign exchange effects	3,546	4,676	1,681
Nondeductible expenses	1,624	1,953	230
ISR and IETU hybrid method	(21,834)	8,168	17,986
Use of previously reserved tax loss carryforwards	(21,782)	—	(15,261)
Change in valuation allowance	15,676	9,521	76

Total income tax (benefit) expense	$(14,820)	$14,332	$779

c.                             The significant components of the net deferred tax liability are:

	2012	2011
Deferred tax assets:
Tax loss carryforwards	$58,670	$32,838
Concessions, net	34,294	32,464
Credits on IETU losses	6,998	5,887
Deferred revenue	7,071	7,643
Accrued expenses	2,740	2,194
Other	28	780
Total deferred tax assets before valuation allowance	109,801	81,806
Valuation allowance for deferred tax assets	(50,173)	(34,497)
Net deferred tax assets	59,628	47,309

Deferred tax liabilities:
Satellites and equipment, net	(54,534)	(48,306)
Intangibles, net	(8,123)	(17,015)
Prepaid insurance and other	(1,651)	(1,120)
Deferred financing cost	(744)	(2,247)
Total deferred tax liabilities	(65,052)	(68,688)

Net deferred tax liability	$(5,424)	$(21,379)

Classification on consolidated balance sheets:
Current deferred tax assets	$3,059	$—
Current deferred tax liabilities	—	(1,490)
Long-term deferred tax liabilities	(8,483)	(19,889)

Net deferred tax liabilities	$(5,424)	$(21,379)

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regards to future realization of deferred tax assets. The Company assesses the recoverability of its tax loss carryforwards and other deferred tax assets and based upon this analysis and records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2012 and 2011, Satmex had a valuation allowance totaling $50.1 million and $34.4 million against deferred tax assets and tax loss carryforwards due to the limited carryforward periods.

In determining the appropriate valuation allowance, management considers the fact that the Company’s deferred taxes are prepared on the hybrid method, given that in certain years it projects payment of ISR while in others, it projects payment of IETU. Accordingly, due to the use of this method, certain tax loss carryforwards and credits on IETU losses may be excluded from or included in the deferred tax computation during those years in which the Company expects to pay IETU or ISR, respectively; the related allowance on deferred tax assets is also excluded from or included in the deferred tax computation.

As of December 31, 2012, Satmex has tax loss carryforwards and credits on IETU losses, which are available to offset future taxable income, as follows:

	Amounts (1)
Expiration Date	Tax loss carryforwards	Credits on IETU losses

2013	$82,827	$—
2014	30,517	—
2016	227,784	—
2017	24,655	—
2018	79,453	—
2021	8,272	17,623
2022	—	1,261

	$453,508	$18,884

(1)                      The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law.

In 2012 and 2010, the Company used $72.6 million and $50.9 million of tax loss carryforwards, respectively. In 2011 and 2010, $69.0 million and $56.7 million of tax loss carryforwards expired, respectively.

d.                            Statutory income tax rates - Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

The ISR rate in 2012 and 2011 was 30%. In accordance with the Mexican Federal Income Tax Law for 2013, which was enacted in 2012, the ISR rate applicable to companies will be 30% in 2013 and will decrease to 29% in 2014 and 28% in 2015 and thereafter.

IETU - Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. Beginning in 2010, the IETU rate is 17.5%.

Current income taxes are the greater of ISR and IETU.

e.                             Uncertain tax positions - The Company has not taken any uncertain tax positions for which it believes it is more likely than not, based on technical merits, that it will not receive benefits taken for its tax positions. The tax years that remain subject to examination by the tax authorities include 2008 — 2012.

15.                    Reorganization expenses

This caption includes legal, financial and regulatory expenses and fees in connection with various attempts made by Satmex in each year to carry out a restructuring, reorganization or sale transaction and/or recapitalization of its outstanding indebtedness.

16.                     Contingencies and commitments

Insurance matters

a.                            On December 5, 2012, Satmex renewed the in-orbit insurance policy for satellite Satmex 6, which expires on December 5, 2013, and provides coverage for $288 million. Satmex has the right to decrease the amount of insurance upon written notice to insurers prior to the effective date of the decreased amount of insurance. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage. Any uninsured loss of satellite Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

b.                            Satmex did not renew the in-orbit insurance policy for satellite Satmex 5 primarily because the satellites geostationary life will end in September 2013, and the condition of the satellite does not comply with the industry standards required by the terms and conditions of the insurance policy. Any uninsured loss of satellite Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial condition.

c.                             The in-orbit insurance for satellite Solidaridad 2 was not renewed primarily because the satellite’s geostationary life ended in 2009. Any uninsured loss of satellite Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.

Legal matters

d.                            The management of the Company is not aware of any material pending litigation against Satmex, nor are its assets subject to any legal action.

Commitments

e.                             Satmex entered into a contract with Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.) (“SSL”) and granted to SSL a usufruct right (a Mexican law concept that grants another person the right to use and benefit from another person’s property) over certain transponders on the satellite Satmex 5 and satellite Satmex 6 satellites, until the end of the life of such satellites. SSL was not required to post a bond related to the usufruct arrangement. In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SSL has the right to receive the higher of a percentage of the net sale value of Satmex 6 and Satmex 5 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.

f.                              State Reserve - Under the orbital concessions granted by the Mexican federal government, Satmex must provide, at no charge, satellite capacity of approximately 362.88 MHz to the Mexican federal government in C- and Ku- bands.

g.                             On October 15, 1997, the Mexican government granted a property concession that relates to Satmex’s use of the land and buildings on which its satellite control centers are located and allows Satmex to base its ground station equipment within telecommunication facilities that belong to the Mexican government. Under such concession, Satmex is obligated to pay an annual fee, equivalent to 7.5% of the total value of the land, which is determined by appraisal experts assigned by the Mexican federal government.

For the year ended December 31, 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the year ended December 2010 (Predecessor Registrant), the fees paid were $496, $283, $224 and $479, respectively.

h.                            Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months as of July 2008 and ending in September 2013. For the year ended December 31, 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant), from January 1, 2011 to May 25, 2011 and for the year ended December 2010 (Predecessor Registrant), rent expense was $520, $378, $125 and $494, respectively. The minimum future payments for the period ended September 30, 2013 is $396.

i.                                Future minimum revenues (“Contract Backlog”) due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of December 31, 2012, are as follows:

Years	Amounts

2013	$90,764
2014	41,640
2015	24,503
2016	13,128
2017	9,157
Thereafter	50,859

$230,051

Other matters

j.                               The teleport of Enlaces is housed at the primary control center of Satmex, which form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, under which the Company may, with prior authorization from the SCT, lease or give under a commodatum (i.e., a rent-free lease) agreement, segments of the primary and alternate control centers to third parties as long as such segments are used for activities related to the subject matter of the property concession. This amendment allows the Company, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT; the Company filed an authorization request for Enlaces’ teleport to be housed at Satmex’s primary control center on May 17, 2010.  Such authorization is pending as of the date of the accompanying consolidated financial statements.  The teleport’s relocation would have an estimated cost of $6.8 million and would take approximately nine months.

17.                     Business segment information

The Company identifies its reportable segments as the following three operating segments, based on the information used by its chief operating decision maker with respect to resource allocation and performance of the Company: Satellite services, Broadband satellite services and Programming distribution services. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Except for the satellites, the Company’s assets are substantially all located in Mexico.

a.                            The following table presents the operating income (loss) items and assets information by reportable segment:

	Successor Registrant For the year ended December 31, 2012
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$120,358	$10,980	$14,504	$—	$145,842
Eliminations	(6,404)	(31)	—	—	(6,435)
Operating revenues	113,954	10,949	14,504	—	139,407

Cost and expenses	41,780	10,661	12,662	—	65,103
Eliminations	(13,529)	(4,835)	(2,180)	—	(20,544)
	28,251	5,826	10,482	—	44,559
Depreciation and amortization	63,237	821	893	—	64,951

Operating income	22,466	4,302	3,129	—	29,897

Interest expense	—	—	—	—	(4,444)
Interest income	—	—	—	—	522
Foreign exchange gain — net	—	—	—	—	524

Income before income tax	—	—	—	—	26,499

Income tax benefit	—	—	—	—	(14,820)

Net income	—	—	—	—	$41,319

Capital expenditures (includes paid and not yet paid)	$143,944	$464	$12	$—	$144,420

Total assets	$737,447	$21,732	$7,181	$(20,346)	$746,014

	Successor Registrant For the Period From May 26, 2011 through December 31, 2011
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$63,505	$7,448	$7,576	$—	$78,529
Eliminations	(3,791)	(15)	(13)	—	(3,819)
Operating revenues	59,714	7,433	7,563	—	74,710

Cost and expenses	25,627	5,599	6,240	—	37,466
Eliminations	(8,585)	(3,106)	(1,011)	—	(12,702)
	17,042	2,493	5,229	—	24,764
Depreciation and amortization	45,110	722	715	—	46,547

Operating income (loss)	(2,438)	4,218	1,619	—	3,399

Interest expense	—	—	—	—	(8,990)
Interest income	—	—	—	—	328
Foreign exchange loss — net	—	—	—	—	(1,461)

Loss before income tax	—	—	—	—	(6,724)

Income tax expense	—	—	—	—	12,133

Net loss	—	—	—	—	$(18,857)

Capital expenditures (includes paid and not yet paid)	$155,604	$47	$187	$—	$155,838

Total assets	$657,872	$20,861	$6,982	$(20,772)	$664,943

	Predecessor Registrant For the Period From January 1, 2011 through May 25, 2011
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$46,577	$5,198	$4,801	$—	$56,576
Eliminations	(2,843)	(8)	(15)	—	(2,866)
Operating revenues	43,734	5,190	4,786	—	53,710

Cost and expenses	22,202	5,080	3,748	—	31,030
Eliminations	(12,460)	(2,200)	(945)	—	(15,605)
	9,742	2,880	2,803	—	15,425

Depreciation and amortization	16,682	398	167	(167)	17,080
Reorganization expenses	28,766	—	—	—	28,766

Operating (loss) income	(11,456)	1,912	1,816	167	(7,561)

Interest expense	—	—	—	—	(19,499)
Interest income	—	—	—	—	150
Foreign exchange gain — net	—	—	—	—	349

Loss before income tax	—	—	—	—	(26,561)
Income tax expense	—	—	—	—	2,199

Net loss	—	—	—	—	$(28,760)

Capital expenditures (includes paid and not yet paid)	$78,522	$55	$69	$—	$78,646

Total assets	$795,778	$19,365	$8,573	$(29,806)	$793,910

	Predecessor Registrant
	For the year ended December 31, 2010
	Satellite services	Broadband satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$112,666	$12,924	$10,158	$—	$135,748
Eliminations	(6,885)	(14)	(87)	—	(6,986)
Operating revenues	105,781	12,910	10,071	—	128,762
Cost and expenses	37,326	10,556	9,714	—	57,596
Eliminations	(12,712)	(5,167)	(3,064)	—	(20,943)
	24,614	5,389	6,650	—	36,653

Depreciation and amortization	42,501	901	392	(392)	43,402
Reorganization expenses	16,443	—	—	—	16,443
Gain on sale of programming agreements	(5,885)	—	—	5,885	—

Operating income	28,108	6,620	3,029	(5,493)	32,264

Interest expense	—	—	—	—	(45,789)
Interest income	—	—	—	—	345
Foreign exchange gain — net	—	—	—	—	71

Loss before income tax	—	—	—	—	(13,109)

Income tax expense	—	—	—	—	779

Net loss	—	—	—	—	$(13,888)

Capital expenditures (include paid and not yet paid)	$67,959	$576	$—	$—	$68,535

Total assets	$416,760	$17,537	$2,896	$1,764	$438,957

18.                     Supplemental Guarantor Condensed Consolidating Financial Statements

On May 5, 2011 Satmex offered $325,000 in aggregate principal amount of Senior Secured Notes. Satmex exchanged the Senior Secured Notes for $325.0 million of registered 9.5% Senior Secured Notes due 2017 (the “Exchange Notes”).

On April 9, 2012, Satmex offered an additional $35,000 aggregate principal amount of Senior Secured Notes as a tack-on to the Senior Secured Notes (the “Tack-on Notes”) due in 2017, issued in a private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended. The Tack-on Notes were exchanged for registered notes on September 28, 2012. The additional Tack-on Notes were priced at 102.00% and will bear interest at an annual fixed rate of 9.50%.

Both the Exchange Notes and the Tack-on Notes are guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of the accompanying consolidated financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”)). Future guarantor subsidiaries are contemplated in the indentures. The guarantees are full and unconditional and are joint and several obligations of the guarantors and are secured by first priority liens on the collateral securing the notes, subject to certain permitted liens. Accordingly, supplemental guarantor condensed consolidating financial statements are included hereon.

Satmex’s investments in subsidiaries in the accompanying guarantor information are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations, capital contributions, distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, in order to present the (i) condensed consolidating balance sheets as of December 31, 2012 and 2011 (Successor registrant), (ii) condensed consolidating statements of operations and condensed statements of cash flows for (a) the year ended December 31, 2012 (Successor registrant), (b) the period from May 26, 2011 through December 31, 2011 (Successor registrant) and (c) the period from January 1, 2011 through May 25, 2011 and for the year ended December 31, 2010 (Predecessor Registrant), of Satmex, which is the issuer of the Senior Secured Notes and the Tack-on Notes, and of, the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Balance Sheets

As of December 31, 2012

(In thousands of U. S. dollars)

	Successor Registrant
			Non
	Satmex	Guarantor	Guarantor	Eliminations upon
	Issuer	Subsidiaries	Subsidiaries	consolidation	Consolidated
Assets
Current assets:
Cash and cash equivalents	$58,873	$921	$14,858	$—	$74,652
Restricted cash	4,900	—	—	—	4,900
Accounts receivable, net	8,760	3,006	6,506	(4,751)	13,521
Inventories, net of allowance for obsolescence	—	—	413	—	413
Prepaid insurance and other assets	8,552	129	44	—	8,725
Deferred tax assets	1,566	909	584	—	3,059
Total current assets	82,651	4,965	22,405	(4,751)	105,270

Satellites and equipment, net	550,351	83	2,128	—	552,562
Concessions, net	39,239	—	3,598	—	42,837
Due from related parties	4,003	—	960	(4,963)	—
Intangible assets and other assets	30,772	2,168	1,015	—	33,955
Investment in subsidiaries	19,041	—	—	(19,041)	—
Deferred financing cost	11,390	—	—	—	11,390

Total	$737,447	$7,216	$30,106	$(28,755)	$746,014

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable, accrued expenses and other	$41,286	$3,240	$5,111	$(4,751)	$44,886
Deferred revenue	3,605	—	—	—	3,605

Income tax payable	—	—	13	—	13

Total current liabilities	44,891	3,240	5,124	(4,751)	48,504

Debt obligations	360,000	—	—	—	360,000
Other long-term liabilities	27,317	4,003	1,060	(4,963)	27,417
Long-term deferred tax liabilities	7,243	15	1,225	—	8,483
Total liabilities	439,451	7,258	7,409	(9,714)	444,404

Shareholders’ equity:
Paid-in capital	275,662	(1,173)	21,481	(20,308)	275,662
Retained earnings	22,334	1,131	1,216	(2,347)	22,334
Noncontrolling interest	—	—	—	3,614	3,614

Total shareholders’ equity	297,996	(42)	22,697	(19,041)	301,610

Total	$737,447	$7,216	$30,106	$(28,755)	$746,014

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Balance Sheets

As of December 31, 2011

(In thousands of U. S. dollars)

	Successor Registrant
			Non
	Satmex	Guarantor	Guarantor	Eliminations upon
	Issuer	Subsidiaries	Subsidiaries	consolidation	Consolidated
Assets
Current assets:
Cash and cash equivalents	$65,393	$989	$12,869	$—	$79,251
Accounts receivable, net	8,503	2,253	6,366	(4,464)	12,658
Inventories, net of allowance for obsolescence	—	—	489	—	489
Prepaid insurance and other assets	6,592	21	74	—	6,687
Deferred tax assets	—	—	386	(386)	—
Total current assets	80,488	3,263	20,184	(4,850)	99,085

Satellites and equipment, net	440,697	95	2,223	—	443,015
Concessions, net	40,819	—	3,809	—	44,628
Due from related parties	5,023	—	778	(5,801)	—
Intangible assets and other assets	60,480	2,985	1,073	—	64,538
Investment in subsidiaries	16,688	—	—	(16,688)	—
Deferred financing cost	13,677	—	—	—	13,677
Deferred tax assets	—	685	—	(685)	—

Total	$657,872	$7,028	$28,067	$(28,024)	$664,943

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable, accrued expenses and other	$17,557	$2,974	$4,611	$(4,464)	$20,678
Deferred tax liabilities	1,757	—	119	(386)	1,490

Total current liabilities	19,314	2,974	4,730	(4,850)	22,168

Debt obligations	325,000	—	—	—	325,000
Other long-term liabilities	37,482	5,023	891	(5,801)	37,595
Long-term deferred tax liabilities	19,296	—	1,278	(685)	19,889

Total liabilities	401,092	7,997	6,899	(11,336)	404,652
Shareholders’ equity:
Paid-in capital	275,662	(1,173)	21,481	(20,308)	275,662
(Accumulated deficit) retained earnings	(18,882)	204	(313)	109	(18,882)
Noncontrolling interest	—	—	—	3,511	3,511

Total shareholders’ equity	256,780	(969)	21,168	(16,688)	260,291

Total	$657,872	$7,028	$28,067	$(28,024)	$664,943

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Income

For the year ended December 31, 2012

(In thousands of U. S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Revenues:
Satellite services	$120,358	$—	$—	$(6,404)	$113,954
Broadband satellite services	—	—	10,980	(31)	10,949
Programming distribution services	—	14,504	—	—	14,504
Services companies	—	—	14,109	(14,109)	—
	120,358	14,504	25,089	(20,544)	139,407

Cost of satellite services	12,305	—	4,032	(4,516)	11,821
Cost of broadband satellite services	—	—	7,866	(4,715)	3,151
Cost of programming distribution services	—	10,129	—	(1,689)	8,440
Selling and administrative expenses	17,124	1,756	11,891	(9,624)	21,147
Depreciation and amortization	63,237	893	821	—	64,951
	92,666	12,778	24,610	(20,544)	109,510

Operating income	27,692	1,726	479	—	29,897

Interest (expense) income, net and other	(1,854)	(251)	1,060	(2,353)	(3,398)

Income before income tax	25,838	1,475	1,539	(2,353)	26,499

Income tax (benefit) expense	(15,378)	548	10	—	(14,820)

Net income	41,216	927	1,529	(2,353)	41,319

Less: Net income attributable to noncontrolling interest	—	—	—	103	103

Net income attributable to Satélites Mexicanos, S. A. de C. V.	$41,216	$927	$1,529	$(2,456)	$41,216

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Operations

For the period from May 26, 2011 through December 31, 2011

(In thousands of U. S. dollars

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Revenues:
Satellite services	$63,505	$—	$—	$(3,791)	$59,714
Broadband satellite services	—	—	7,448	(15)	7,433
Programming distribution services	1,063	6,513	—	(13)	7,563
Services companies	—	—	9,050	(9,050)	—
	64,568	6,513	16,498	(12,869)	74,710

Cost of satellite services	6,533	—	2,549	(2,891)	6,191
Cost of broadband satellite services	—	—	4,432	(3,044)	1,388
Cost of programming distribution services	636	4,489	—	(732)	4,393
Selling and administrative expenses	10,465	1,332	7,030	(6,035)	12,792
Depreciation and amortization	45,110	714	723	—	46,547
	62,744	6,535	14,734	(12,702)	71,311

Operating income (loss)	1,824	(22)	1,764	(167)	3,399

Interest expense, net and other	(9,059)	(121)	(1,244)	301	(10,123)

(Loss) income before income tax	(7,235)	(143)	520	134	(6,724)

Income tax expense (benefit)	11,647	(347)	833	—	12,133

Net (loss) income	(18,882)	204	(313)	134	(18,857)

Less: Net income attributable to noncontrolling interest	—	—	—	(25)	(25)

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(18,882)	$204	$(313)	$109	$(18,882)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Operations

For the period from January 1, 2011 through May 25, 2011

(In thousands of U. S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Revenues:
Satellite services	$46,577	$—	$—	$(2,843)	$43,734
Broadband satellite services	—	—	5,198	(8)	5,190
Programming distribution services	761	4,040	—	(15)	4,786
Services companies	—	—	12,739	(12,739)	—
	47,338	4,040	17,937	(15,605)	53,710

Cost of satellite services	4,586	—	1,960	(2,145)	4,401
Cost of broadband satellite services	—	—	2,839	(2,154)	685
Cost of programming distribution services	454	2,875	—	(704)	2,625
Selling and administrative expenses	5,535	595	12,186	(10,602)	7,714
Depreciation and amortization	16,682	167	398	(167)	17,080
Reorganization expenses	28,766	—	—	—	28,766
	56,023	3,637	17,383	(15,772)	61,271

Operating income	(8,685)	403	554	167	(7,561)

Interest expense, net and other	17,761	93	(473)	1,619	19,000

(Loss) income before income tax	(26,446)	310	1,027	(1,452)	(26,561)

Income tax expense (benefit)	2,317	1	(119)	—	2,199

Net (loss) income	(28,763)	309	1,146	(1,452)	(28,760)

Less: Net income attributable to noncontrolling interest	—	—	—	3	3

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(28,763)	$309	$1,146	$(1,455)	$(28,763)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Operations

For the year ended December 31, 2010

(In thousands of U. S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Revenues:
Satellite services	$112,666	$—	$—	$(6,885)	$105,781
Broadband satellite services	—	—	12,924	(14)	12,910
Programming distribution services	1,935	8,223	—	(87)	10,071
Services companies	—	—	13,957	(13,957)	—
	114,601	8,223	26,881	(20,943)	128,762

Cost of satellite services	11,697	—	4,454	(4,746)	11,405
Cost of broadband satellite services	—	—	7,988	(5,167)	2,821
Cost of programming distribution services	1,117	6,075	—	(1,805)	5,387
Selling and administrative expenses	13,679	1,483	11,103	(9,225)	17,040
Depreciation and amortization	42,501	392	901	(392)	43,402
Reorganization expenses	16,443	—	—	—	16,443
Gain on sale of programming agreements	(5,885)	—	—	5,885	—
	79,552	7,950	24,446	(15,450)	96,498

Operating income	35,049	273	2,435	(5,493)	32,264

Interest expense, net and other	(43,222)	(176)	333	(2,308)	(45,373)

(Loss) income before income tax	(8,173)	97	2,768	(7,801)	(13,109)

Income tax expense	274	—	505	—	779

Net (loss) income	(8,447)	97	2,263	(7,801)	(13,888)

Less: Net income attributable to noncontrolling interest	—	—	—	444	444

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(8,447)	$97	$2,263	$(8,245)	$(14,332)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2012

(In thousands of U.S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities	$80,103	$(56)	$2,451	$—	$82,498

Cash flows from investing activities:
Restricted cash-Satmex 8	(4,900)	—	—	—	(4,900)
Construction in progress - satellites (including capitalized interest)	(114,678)	—	—	—	(114,678)
Acquisition of equipment	(1,524)	(12)	(462)	—	(1,998)
Net cash used in investing activities	(121,102)	(12)	(462)	—	(121,576)

Cash flows from financing activities:
Issuance of Senior Secured Notes	35,700	—	—	—	35,700
Deferred financing costs	(1,221)	—	—	—	(1,221)
Net cash provided by financing activities	34,479	—	—	—	34,479

Cash and cash equivalents:
Net (decrease) increase for the year	(6,520)	(68)	1,989	—	(4,599)
Beginning of year	65,393	989	12,869	—	79,251

End of year	$58,873	$921	$14,858	$—	$74,652

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the period from May 26, 2011 through December 31, 2011

(In thousands of U.S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities	$33,386	$(3,806)	$2,774	$—	$32,354

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(150,537)	—	—	—	(150,537)
Acquisition of equipment	(1,393)	(47)	(187)	—	(1,627)
Net cash used in investing activities	(151,930)	(47)	(187)	—	(152,164)

Cash flows from financing activities:
Proceeds from equity issuance	90,000	—	—	—	90,000
Repayment of First Priority Old Notes	(238,237)	—	—	—	(238,237)
Deferred financing costs	(333)	—	—	—	(333)
Net cash used in financing activities	(148,570)	—	—	—	(148,570)

Cash and cash equivalents:
Net (decrease) increase for the period	(267,114)	(3,853)	2,587	—	(268,380)
Beginning of period	332,507	4,842	10,282	—	347,631

End of period	$65,393	$989	$12,869	$—	$79,251

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the period from January 1, 2011 through May 25, 2011

(In thousands of U.S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities:	$43,598	$(35,570)	$106	$—	$8,134

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(42,333)	—	—	—	(42,333)
Acquisition of equipment	(511)	(57)	(67)	—	(635)
Net cash used in investing activities	(42,844)	(57)	(67)	—	(42,968)

Cash flows from financing activities:
Issuance of Senior Secured Notes	325,000	—	—	—	325,000
Deferred financing costs	(18,247)	—	—	—	(18,247)
Net cash provided by financing activities	306,753	—	—	—	306,753

Cash and cash equivalents:
Net (decrease) increase for the period	307,507	(35,627)	39	—	271,919
Beginning of period	25,000	40,469	10,243	—	75,712

End of period	$332,507	$4,842	$10,282	$—	$347,631

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2010

(In thousands of U.S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities:	$38,341	$381	$2,288	$—	$41,010

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(63,113)	—	—	—	(63,113)
Acquisition of equipment	(3,999)	—	(579)	—	(4,578)
Net cash used in investing activities	(67,112)	—	(579)	—	(67,691)

Cash and cash equivalents:
Net (decrease) increase for the year	(28,771)	381	1,709	—	(26,681)
Beginning of year	53,771	40,088	8,534	—	102,393

End of year	$25,000	$40,469	$10,243	$—	$75,712

* * * * * *

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Schedules of Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

Description	Balance at beginning of period		Charged to cost and expenses	Deductions from reserves and other effects		Balance at end of period

Year ended 2012 (Successor Registrant)
Allowance for doubtful accounts	$1,360		$(83)	$(75)		$1,202
Inventory allowance	$24		$100	$—		$124
Valuation allowance on deferred tax assets	$34,497		$15,676	$—		$50,173

For the period from May 26, 2011 through December 31, 2011 (Successor Registrant)
Allowance for doubtful accounts	$—		$1,360	$—		$1,360
Inventory allowance	$24		$—	$—		$24
Valuation allowance on deferred tax assets	$135,291	(1)	$(873)	$(99,921	)(2)	$34,497

For the period from January 1, 2011 through May 25, 2011 (Predecessor Registrant)
Allowance for doubtful accounts	$532		$—	$(532	)(3)	$—
Inventory allowance	$24		$—	$—		$24
Valuation allowance on deferred tax assets	$146,562		$10,394	$—		$156,956	(1)

Year ended December 31, 2010 (Predecessor Registrant)
Allowance for doubtful accounts	$360		$172	$—		$532
Inventory allowance	$24		$—	$—		$24
Valuation allowance on deferred tax assets	$164,472		$76	$(17,986	)(4)	$146,562

(1)                       Ending balance for the Predecessor Registrant does not match the beginning balance for the Successor Registrant due to the application of push-down accounting.

(2)                       Due to the use of the hybrid method, certain tax loss carryforwards and credits on IETU losses are excluded from or included in the deferred tax computation during those years in which the Company expects to pay IETU or ISR, respectively; accordingly, the related allowance on deferred tax assets is also excluded from or included in the deferred tax computation.

(3)                       Write-offs of uncollectible accounts due to the application of push-down accounting.

(4)                       Write-offs of valuation allowance on deferred tax assets due to expiration and use of tax loss carryforwards.

* * * * * *