Form 20-F/A
period 2012-12-31
SATELITES MEXICANOS SA DE CV
filed 2013-05-24
CIK 1063131

As filed with the Securities and Exchange Commission on May 24, 2013

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

☐ Yes   ☒ No

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

☒ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2012, (the “Form 20-F”) of Satélites Mexicanos, S.A. de C.V., is being filed for the sole purpose of furnishing Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”). Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in Extensible Business Reporting Language.

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
101

The following financial information from Satélites Mexicanos, S.A. de C.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 26, 2013, formatted in Extensible Business Reporting Language:

101 .INS	XBRL Instance Document (1) (2)
101.SCH	XBRL Taxonomy Extension Schema Document (1) (2)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (1) (2)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (1) (2)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (1) (2)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (1) (2)

(1) Filed herewith.

(2) XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

	By:	/s/ Juan Antonio García Gayou Facha
Juan Antonio García Gayou Facha
Chief Financial Officer

Date: May 24, 2013