Form 20-F
period 2013-12-31
SATELITES MEXICANOS SA DE CV
filed 2014-04-30
CIK 1063131

As filed with the Securities and Exchange Commission on April 30, 2014

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital
(Translation of the Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México
(Address of principal executive offices)

Juan Crisostomo Antonio García Gayou Facha
Tel: (52) 55 2629 5800
Fax: (52) 55 2629 5865 Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9.5% Senior Secured Notes due 2017, not registered on an exchange

The number of outstanding shares of capital stock as of December 31, 2013 was:
50,000 Fixed Class I Shares
136,754,114 Variable Class II Shares

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

i

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

•                  the offering and sale of $35 million in principal amount of 9.5% Senior Secured Notes due 2017 (the “Additional Notes” and together with the New Notes, the “Notes”), which were initially offered on March 30, 2012 as additional debt securities and issued under our existing Indenture to qualified institutional buyers under Rule 144A of the Securities Act, and to persons outside of the U.S. in reliance upon Regulation S of the Securities Act;

•                  the exchange of approximately $34.7 million of the total $35 million in Additional Notes, representing 99.0% of the Additional Notes issued under the Indenture for exchange notes issued under the Indenture registered under the Securities Act pursuant to a registration statement on Form F-4; and

•                  the payment of fees and expenses related to the foregoing.

The Indenture requires us, in Section 4.03, to provide certain financial information to the holders of the Notes (or file such information with the Securities and Exchange Commission, or the SEC, for public availability), after the end of each fiscal year.

ii

PART I

ITEMS 1—2. Not Applicable

ITEM 3. Key Information

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our financial statements are published in U.S. dollars and prepared in conformity with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.”

As of May 26, 2011, we adopted push-down accounting as a result of the Recapitalization Transactions. Accordingly, our consolidated financial information disclosed under the heading “Successor” for the period from May 26, 2011 through December 31, 2011, and for the years ended December 31, 2012 and 2013 is presented on a basis different from, and is therefore not comparable to, our financial information disclosed under the heading “Predecessor” for the period from January 1, 2011 through May 25, 2011 and for the years ended December 31, 2010, and 2009.

The following selected consolidated financial and other data should be read in conjunction with “Operating and Financial Review and Prospects,” “Risk Factors” and our audited consolidated financial statements (including the related notes) contained elsewhere in this annual report on Form 20-F. The consolidated statement of operations and statement of cash flow data for 2011, 2012 and 2013 and the consolidated balance sheet data for 2012 and 2013, have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, included elsewhere in this annual report on Form 20-F. All financial data as of and prior to the year ended December 31, 2010 has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP that are not included in this annual report on Form 20-F. Historical results are not necessarily indicative of the results to be expected for future periods.

On October 25, 2013, Satmex entered into an equity interest purchase agreement (the “Enlaces Sale Agreement”) with Axesat S.A. (“Axesat”) with respect to the sale of our direct and indirect equity interests in our wholly-owned subsidiary Enlaces Integra, S. de R.L. de C.V. (“Enlaces”), through which we offer broadband satellite services.  The Enlaces transaction is expected to close by the second half of 2014, subject to government and regulatory approvals and other customary conditions included in the Enlaces Sale Agreement.  For a more detailed discussion on the operations of Enlaces and the Enlaces Sale Agreement, see “Item 4 — Information on the Company — Discontinued Operations.” This transaction meets the criteria of a discontinued operation.  Accordingly, the results of operations of Enlaces are included as discontinued operations within the statement of operations data and the assets and liabilities of Enlaces are presented as assets held for sale and liabilities directly associated with assets held for sale, respectively, in our statement of financial position. For these reasons, Enlaces’ operations are no longer included within each individual line item of our consolidated financial statements, but rather are presented in the statement of financial position.  The financial information included in this annual report on Form 20-F has been presented taking into account the retrospective effects of the above mentioned factors, and therefore the financial information included in this annual report on Form 20-F is not comparable with our annual reports on Form 20-F filed by us with respect to any period prior to the year ended December 31, 2013.  Enlaces previously comprised our Broadband satellite services segment.

	Predecessor			Successor
	Fiscal Year Ended December 31,		January 1 to May 25	May 26 to December 31	Fiscal Year Ended December 31,
	2009	2010	2011	2011	2012	2013
Statement of Operations Data:
Revenues:
Satellite services	$107,183	$110,948	$45,888	$62,758	$118,669	$120,064
Programming distribution services	10,594	10,071	4,786	7,563	14,504	12,792
Total revenues	117,777	121,019	50,674	70,321	133,173	132,856
Costs and expenses:
Satellite services (1)	12,887	11,405	4,401	6,191	11,821	11,279
Programming distribution services (1)	5,331	5,387	2,625	4,393	8,440	7,911
Selling and administrative expenses(1)	14,266	14,485	5,483	11,638	18,383	84,890
Depreciation and amortization	46,804	42,501	16,682	45,824	64,130	59,253
Reorganization expenses (2)	3,324	16,443	28,766	—	—	—
Total costs and expenses	82,612	90,221	57,957	68,046	102,774	163,333
Operating income (loss)	35,165	30,798	(7,283)	2,275	30,399	(30,477)
Interest expenses	(43,696)	(45,775)	(19,494)	(8,983)	(4,430)	(30,728)
Interest income	373	232	69	182	197	194
Net foreign exchange gain (loss)	176	(27)	127	(550)	111	51
(Loss) Income from continuing operations before income tax	(7,982)	(14,772)	(26,581)	(7,076)	26,277	(60,960)
Income tax expense (benefit)	12,846	588	2,610	11,400	(14,493)	(66,050)
Net (loss) income from continuing operations	(20,828)	(15,360)	(29,191)	(18,476)	40,770	5,090
Discontinued operations: (Loss) income from discontinued component broadband satellite services	1,080	1,472	431	(381)	549	(7,093)
Net (loss) income	(19,748)	(13,888)	(28,760)	(18,857)	41,319	(2,003)
Less: Net income attributable to noncontrolling interest	406	444	3	25	103	—
Net (loss) income attributable to Satélites Mexicanos, S.A. de C.V	$(20,154)	$(14,332)	$(28,763)	$(18,882)	$41,216	$(2,003)

	Predecessor			Successor
	Fiscal Year Ended December 31,		January 1 to May 25	May 26 to December 31	Fiscal Year Ended December 31,
Statement of Cash Flow Data:	2009	2010	2011	2011	2012	2013
Depreciation and amortization	$46,804	$42,501	$16,682	$45,824	$64,130	$59,253
Net cash flows provided by operating activities	46,573	39,241	7,261	31,764	80,983	26,209
Capital expenditures	1,130	67,691	42,902	151,977	116,676	104,348
Net cash flows used in investing activities	(1,130)	(67,691)	(42,902)	(151,977)	(121,114)	(104,348)
Net cash flows provided by (used in) financing activities	—	—	306,753	(148,570)	34,479	40,000
Cash flows of discontinued operations:
Net cash flows provided by (used in) operating activities	1,508	1,770	874	590	1,515	(1,457)
Net cash flows used in investing activities	(605)	(576)	(67)	(187)	(462)	(195)
Net cash flows used in financing activities	—	—	—	—	—	(2,407)
Balance Sheet Data (End of Period):
Cash and cash equivalents	$94,663	$66,878	$337,995	$69,433	$63,815	$29,796
Accounts receivable, net	6,831	10,262	17,154	9,652	10,555	16,570
Satellites and equipment	232,802	262,640	325,416	440,792	550,434	641,835
Concessions	37,650	36,336	35,789	40,819	39,239	39,020
Assets held for sale	16,807	17,537	18,097	20,869	21,656	7,444
Total assets	439,637	438,957	794,372	665,329	746,093	821,885
Deferred revenue	65,355	63,010	62,033	35,161	30,922	32,948
Liabilities associated with assets held for sale	2,323	1,669	1,812	2,995	3,272	2,680
Total debt	420,615	436,110	765,130	325,000	360,000	360,000
Total liabilities	511,783	524,990	909,165	405,038	444,483	484,685
Total shareholders’ equity (deficit)	(72,146)	(86,033)	(114,793)	260,291	301,610	337,200
Other Financial Data:
EBITDA (3)	$86,281	$89,695	$38,775	$49,729	$99,805	$96,063
Adjusted EBITDA (3)	83,937	87,351	37,798	48,935	91,231	92,458
Maintenance capital expenditures (4)	1,130	4,003	568	1,440	1,536	2,016
Satellite capital expenditures (5)	—	63,113	42,334	150,537	114,678	100,971

(in thousands of U.S. dollars)

(1)         Exclusive of depreciation and amortization shown separately.

(2)         Reorganization expenses consist of costs incurred by Satmex as part of its capital restructuring activities (including principally financial advisory, professional and regulatory fees).

(3)         We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our operating performance. EBITDA and Adjusted EBITDA are each one of the measures reported to our Chief Executive Officer on a monthly basis and are used by our management to evaluate operational performance both against internal targets and the performance of our competitors. Compensation decisions are also based in part on Adjusted EBITDA. We consider EBITDA and Adjusted EBITDA to be operating performance measures, and not liquidity measures, that provide measures of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. The adjustments made to EBITDA to calculate Adjusted EBITDA are the amortization of the State Reserve (as defined herein), which management does not consider to reflect its core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period.

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

EBITDA represents net income (loss) excluding income tax expense, interest expense, interest income and depreciation and amortization expense. Adjusted EBITDA represents EBITDA adjusted to exclude the effects of the amortization of the State Reserve, each as described below.   In 2013, we changed the methodology for calculating Adjusted EBITDA.  Previously, Adjusted EBITDA was calculated as EBITDA adjusted to exclude the effects of the orbital incentives settlement, restructuring expenses, amortization of the State Reserve and other income and expenses.  Adjusted EBITDA is now calculated by excluding the amortization of the State Reserve from EBITDA.  This change in methodology is a result of Eutelsat’s  acquisition of us.  Adjusted EBITDA has been restated to reflect the change in methodology and therefore the information on Adjusted EBITDA included in this annual report on Form 20-F is not comparable with previously filed annual reports on Form 20-F.

The following table reconciles net income (loss) to EBITDA, Adjusted EBITDA and Pro Forma EBITDA for the periods presented:

	Predecessor			Successor
	Fiscal Year Ended December 31,		January 1 to May 25,	May 26 to December 31,	Fiscal Year Ended December 31,
	2009	2010	2011	2011	2012	2013
Net income (loss)	$(20,828)	$(15,360)	$(29,191)	$(18,476)	$40,770	$5,090
Income tax expense / other expenses	17,159	16,984	31,986	13,030	(9,217)	1,237
Interest expense	43,695	45,775	19,494	8,983	4,430	30,728
Interest income	(373)	(232)	(69)	(182)	(197)	(194)
Net foreign exchange (gain) loss	(176)	27	(127)	550	(111)	(51)
Depreciation and amortization	46,804	42,501	16,682	45,824	64,130	59,253

EBITDA	86,281	89,695	38,775	49,729	99,805	96,063

State Reserve Amortization(a)	(2,344)	(2,344)	(977)	(794)	(8,574)	(3,605)
Adjusted EBITDA	83,937	87,351	37,798	48,935	91,231	92,458

(a)         Reduction of accrued income related to transponders provided to the Mexican government free of charge (“State Reserve”). These transponders are provided without cost to Satmex and have been eliminated based upon our belief that such exclusion provides a better comparison to the results of operation of our peers.

(4)         Includes payments for the acquisition of electronic, data processing and other infrastructure type equipment and vehicles.

(5)         Includes construction in process payments related to (i) Satmex 7 ($28.5 million in 2012 and $65.6 million in 2013), (ii) Satmex 8 ($63.1 million in 2010, $192.9 million in 2011, $82.4 million in 2012 and $19.3 million in 2013) and  (ii) the Satmex 9 satellite program ($3.8 million in 2012 and $16.1 million in 2013), capitalized interest, technical fees expenses provisioned and not yet paid and, expenses related to such construction.

EXCHANGE RATES

This annual report on Form 20-F contains conversions of Mexican peso amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all conversions from Mexican pesos to U.S. dollars and from U.S. dollars to Mexican pesos were made at a rate of 13.10 Mexican pesos to U.S. $1.00 dollar, the noon buying rate in effect as of December 31, 2013. The noon buying rate as of April 29, 2014 was 13.14 Mexican pesos per $1.00. We make no representation that any Mexican peso or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Mexican pesos, as the case may be, at any particular rate, the rates stated below or at all.

The following table sets forth information concerning exchange rates between Mexican pesos and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate(1)
Period Ended(1)	Period End	Average(2)	Low	High
	(Mexican pesos per $1.00)
December 31, 2009	13.06	13.51	12.60	15.37
December 31, 2010	12.38	12.64	12.16	13.18
December 31, 2011	13.95	12.43	11.50	14.24
December 31, 2012	12.96	13.17	12.63	14.39
December 31, 2013	13.08	12.77	11.98	13.44
2014 (through April 29, 2014)	13.14	13.20	12.96	13.49

(1)         For all dates, exchange rates between Mexican pesos and U.S. dollars are presented at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)         Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year.

(1)   Satmex to provide exchange rate information.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts used throughout this annual report on Form 20-F were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys, including the following: Projection Model Satmex 2020; 17th Satellite Communications & Broadcasting Markets Survey Forecasts to 2012, by Euroconsult; Convergencia Latina Map 2013; Via Satellite’s 2012 Industry Directory; Company Profiles, Analysis of FSS Operators, dated 2013, by Euroconsult, by Satmex; Satmex Industry Analysis; Executive Summary of Satmex 8 Market Validation, dated January 2010, by Euroconsult; and Global Assessment of Satellite Supply and Demand 10th Edition, dated 2013, by Northern Sky Research. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable, based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. We do not make any representation as to the accuracy of information contained in this annual report on Form 20-F based upon such market and industry data and forecasts. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this annual report on Form 20-F. Neither we nor the initial purchaser can guarantee the accuracy or completeness of any such information contained in this annual report on Form 20-F.

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

•                  our significant debt service obligations;

•                  our inability to finance, build and successfully launch our currently intended Satmex 7 and Satmex 9 satellites;

•                  our in-orbit satellites are vulnerable to failure;

•                  our small number of customers accounts for a large portion of our revenue;

•                  competition for our services;

•                  our ability to incur more debt;

•                  restrictions and limitations imposed on us by the agreements and instruments governing the Notes;

•                  risks relating to our acquisition by Eutelsat SA (“Eutelsat”);

•                  our ability to maintain satellites in the orbital slots we currently use;

•                  our government concessions may be revoked under certain circumstances;

•                  the effects of changes to the current Mexican telecommunications laws and regulations;

•                  the effects of changes to the current Mexican tax laws and regulations;

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

RECENT DEVELOPMENTS

On July 31, 2013, Satmex announced that its then shareholders had signed a Securities Purchase Agreement under which Eutelsat, a fixed satellite services operator based in Paris, France, would acquire 100% of the share capital of Satmex in an all-cash transaction for US$831 million and the assumption of the company’s outstanding net debt (the “Eutelsat Acquisition”). On January 1, 2014, after having obtained all required government and regulatory approvals, 100% of the share capital of Satmex was successfully acquired by and transferred to Eutelsat.  For more information on the acquisition of Satmex by Eutelsat, see our reports filed on Form 6-K on July 29, 2013 and January 6, 2014.

On January 31, 2014, Satmex caused The Depository Trust Company, as holder of record of Satmex’s outstanding Notes, to be notified of Satmex’s offer to purchase for cash all or any portion of the Notes (the “Offer to Purchase”).  The Offer to Purchase was made as a result of the change of control that occurred in connection with the Eutelsat Acquisition in satisfaction of Satmex’s obligation under Section 4.15 of the Indenture (for more information on the Offer to Purchase, see our report filed on Form 6-K on February 4, 2014). In addition, on April 11, 2014, Satmex notified its note holders of its election to redeem any and all outstanding Notes on May 15, 2014 (the “Early Redemption”).

On October 25, 2013, Satmex entered into the Enlaces Sale Agreement with Axesat for the sale of our direct and indirect equity interests in our wholly-owned subsidiary Enlaces, through which we offered broadband satellite services.  The Enlaces transaction is expected to close by the second half of 2014, subject to government and regulatory approvals and other customary conditions included in the Enlaces Sale Agreement.  For a more detailed discussion on the operations of Enlaces and the Enlaces Sale Agreement, see “Item 4 — Information on the Company — Discontinued Operations.”

As part of our strategy to further expand our capacity to capitalize on growing demand, we initiated a program for the design and construction of a new satellite named Satmex 7. Satmex 7 is intended to occupy the orbital slot previously occupied by Solidaridad 2 and offer commercial C- and Ku-band services. On March 13, 2012, we entered into a definitive construction agreement (the “Satmex Procurement Agreement”) with Boeing Satellite Systems International, Inc. (“Boeing”), for the design, construction and delivery of Satmex 7, which will be based on Boeing’s 702 SP platform. The agreement provides for a 34-month construction schedule for Satmex 7. On February 3, 2012, we entered into a launch services agreement (the “Launch Services Agreement”) with Space Exploration Technologies, Corp. (“SpaceX”) for the launch of a dual-satellite payload consisting of Satmex 7 and another similar-model satellite to be owned by another satellite operator, Asia Broadcast Satellite Holdings Ltd. (“ABS”). The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015. The Launch Services Agreement is one among other agreements described in this annual report on Form 20-F involving the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing under a joint procurement program with Satmex and ABS (the “Program”). The Satmex Procurement Agreement also provides us the right to purchase an additional satellite based on Boeing’s 702 SP platform, and which was generically named F4.  On August 15, 2013, Satmex announced that it had elected to acquire F4 pursuant to the Master Procurement Agreement, and named such satellite Satmex 9, the latest communications satellite in its fleet.  The launch of Satmex 9 is scheduled for the fourth quarter of 2015.  On March 13, 2012, Satmex and ABS entered into a master procurement agreement with Boeing (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS of the Program. In connection with the Program, in addition to entering into the Satmex Procurement Agreement with Boeing, Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”). The Master Procurement Agreement, the Launch Services Agreement, the Satmex Procurement Agreement and the Bilateral Agreement are collectively referred to as the “New Satellite Program Agreements.” In December 2013, we terminated an application to the Export-Import Bank of the United States for a long-term direct loan in the amount of approximately $255.4 million for the purpose of financing Satmex 7 and Satmex 9 and certain past payments made for Satmex 8, and now expect to finance these costs through capital provided by our parent Eutelsat through our issuance of equity to Eutelsat or its affiliates.  For a more detailed discussion of the Satmex 7 and Satmex 9 Programs, including the estimated cost and timing for the planned construction and launch of the satellite and our intended financing and related transactions related to the project, see “Item 4 — Information on the Company.”

We have insurance policies covering Satmex 6 and Satmex 8.  Satmex 6 is insured with coverage of $129.9  million and Satmex 8 is insured with coverage of $360.0 million. On December 5, 2013, we renewed our in-orbit insurance policy on Satmex 6 for a period of 3 months and 21 days, which period expired on March 26, 2014, to have the same renewal date as Satmex 8 insurance policy based on prevailing market terms and conditions. On March 26, 2014, we renewed the insurance policies covering Satmex 6 and Satmex 8, with coverage in the amount of $129.9 million and $360.0 million, respectively.  Each insurance policy will expire on June 30, 2014 and we intend to renew such coverage beginning on July 1, 2014.

RISK FACTORS

Risks Related to Our Business

We have a history of significant net losses.

We incurred consolidated net losses attributable to Satmex of approximately $14.3 million and $47.6 million during 2010 and 2011, respectively. Improving our operating performance and attaining profitability depends on our ability to maintain operating discipline, improve our cost structure, encourage organic growth within our operating groups, capitalize on licensing and sublicensing opportunities and construct, launch and operate Satmex 7 and Satmex 9. Our failure to achieve any one or more of the foregoing could further adversely affect our operating performance and increase our net operating losses. If we cannot improve our operating performance and become profitable, our financial condition may deteriorate and we may be unable to achieve our business objectives or make payments on our debt obligations.

We depend on Eutelsat’s financing to redeem the Notes and to finance the construction and launch of Satmex 7 and Satmex 9.

The Notes mature in 2017.  On January 31, 2014, Satmex commenced the Offer to Purchase all or any portion of the Notes as a result of the change of control that occurred in connection with the Eutelsat Acquisition in satisfaction of Satmex’s obligations under the indenture governing the Notes.  The Offer to Purchase expired on March 3, 2014 and the total amount of outstanding Notes repurchased was $44,000.  On April 11, 2014, Satmex and Eutelsat issued a joint press release announcing Satmex’s election to redeem the  Notes on May 15, 2014.  We will need to raise funds to pay the Notes in connection with the announced redemption and finance the Satmex 7 program and the Satmex 9 program. This cash requirement significantly exceeds our available cash and cash equivalents, which was $29.8 million as of December 31, 2013. Eutelsat is expected to provide the funds required to redeem the Notes through an equity contribution to be made in Satmex using proceeds from the issuance made by Eutelsat in December, 2013 of 6-year senior unsecured bonds for a total of €930 million at a 2.625% coupon.

Construction of Satmex 8 was completed during the second half of 2012 and launch was completed in March 2013.  The total cost of construction and launch was $359.7 million. We will need additional funding to construct, launch and insure Satmex 7 and Satmex 9.  On June 28, 2012, we filed an application with the Export Import Bank of the United States (the “U.S. Ex-Im Bank”) for a long-term loan to finance the acquisition and construction of Satmex 7, and other payments, in an amount of approximately $255.4 million. Notwithstanding, as a result of the Eutelsat Acquisition, the application for the U.S. Ex-Im Bank loan has been terminated.

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

In electing to pursue the construction of Satmex 9, we expect to have to raise additional funds in the future to cover our obligations under the Master Procurement Agreement for Satmex 9. In addition, if construction of Satmex 9 is terminated prior to the completion of such satellite, Satmex may be required to make additional termination payments under the Master Procurement Agreement, the Satmex Procurement Agreement and the Bilateral Agreement.

In the event Eutelsat does not provide us with funds required to redeem the Notes and finance the capital expenditures associated with the Satmex 7 and Satmex 9 programs on time, we  may not have sufficient cash from operations to cover such cash requirements.

If we are unable to build and successfully launch our proposed Satmex 7 and Satmex 9 satellites, our ability to grow our business will be materially and adversely affected.

The capacity on Satmex 6 and Satmex 8 is nearly fully contracted and in order for us to increase our fixed satellite services (“FSS”) revenue, we will need to either increase the fees we charge our customers upon the renewal of existing contracts or obtain additional satellite capacity through the launch and operation of Satmex 7 and Satmex 9. If we are unable to build and successfully launch our proposed Satmex 7 and Satmex 9 satellites, our ability to grow our business will be materially and adversely affected.

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

There are a limited number of companies that we are able to use to launch Satmex 7 and Satmex 9 and a limited number of commercial satellite launch opportunities available in any given time period. Adverse events with respect to SpaceX, our launch service provider, such as satellite launch failures, could result in increased delays in the launch of Satmex 7. In the event that our launch service provider is unable to fulfill its obligations, we may have difficulty procuring alternative services in a timely manner and may incur significant additional expenses as a result. Any such increased costs and delays could have a material adverse effect on our business, operating results and financial condition.

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

In 2000, we lost Solidaridad 1 in orbit. On January 27, 2010, we lost the primary Xenon Ion Propulsion System (“XIPS”) on Satmex 5.  XIPS is the electric propulsion system that maintains the satellite’s in-orbit position. The secondary XIPS on Satmex 5 previously failed and is no longer available. Consequently, Satmex 5 is currently operating on its backup bi-propellant propulsion system. Satmex 5 is operating in the orbital slot previously occupied by Solidaridad 2 in inclined orbit, with a remaining propellant life of 7.65 years as of December 31, 2013.  However, if the bi-propellant propulsion system on Satmex 5 fails, the satellite will be entirely lost. Satmex 5 started operations in inclined orbit on May 1, 2013.  As of September 30, 2012, the asset was fully depreciated for accounting purposes.

In addition, Satmex 6 has experienced temporary anomalies, which may result in the need to operate using back-up components or systems because of the failure of its primary components or systems. If the back-up components or systems fail in any of our satellites that operate on such back-up systems and we are unable to restore redundancy, these satellites could lose capacity or be total losses. Any single anomaly or series of anomalies or other failure could cause our revenues, cash flows and backlog to decline materially or require us to recognize an impairment loss or replace one or more of our satellites, each of which could materially affect our profitability and significantly increase our financing needs. Any such anomaly or failure could also result in a customer terminating its contract for service on the affected satellite and could require us to repay prepayments made by customers of the affected satellite. If the affected satellite serves one of our major customers, there could be a material adverse effect on our results of operations, business prospects, financial condition and cash flow. In addition, if any of our in-orbit satellites should fail and, as a result, cause damage or harmful interference to third parties, we may incur liability.

Our products and services could perform at suboptimal levels or fail to perform entirely due to technological malfunctions, satellite failures or other deficiencies outside of our control.

Our products and services are exposed to the risks inherent in large-scale, complex telecommunications satellite systems employing advanced technology. Any disruption to our services, information systems or communication networks could result in the inability of our customers to receive our services. This annual report on Form 20-F describes possible satellite failures or other technical and operational deficiencies which could result in system failure or reduced levels of service. Any such disruption would adversely impact our business and our reputation, and could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers or could result in litigation, customer service or repair work that could involve substantial costs and distract management from operating our business.

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

On December 5, 2013, we renewed our in-orbit insurance policy on Satmex 6 for a period of 3 months and 21 days, which period expired on March 26, 2014, to have the same renewal date as Satmex 8 insurance policy based on prevailing market terms and conditions.  On such date, Satmex 6 was insured with coverage of $129.9  million and Satmex 8 was insured with coverage of $360.0 million, which is the current coverage as of the date of this annual report on Form 20-F.  This coverage will expire on June 30, 2014 and we intend to renew such coverage beginning on July 1, 2014. There can be no assurance, however, that we will be able to renew these policies on satisfactory terms or at all. An uninsured loss of Satmex 6 or Satmex 8 would have a material adverse effect on our business, results of operations, cash flow and financial condition.

We have not renewed the in-orbit insurance for Satmex 5 following its expiration in December 2012 because it has been fully depreciated as of September 30, 2012. Additionally, the geostationary life of Satmex 5 has ended and the satellite began inclined orbit operations on May 1, 2013.

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

•                  extreme volatility in credit, equity and fixed income markets; and

•                  general economic uncertainty.

Our business is dependent on economic growth and continuing adverse global economic conditions may have a material adverse effect on us due to the potential insolvency of suppliers and customers and our inability to finance our operations. Furthermore, as many of our customers finance their growth through cash flow from operations, the incurrence of debt or the issuance of equity, a reduction in cash flow and the limited availability of debt or equity financing could adversely affect their growth and ours. We cannot predict the potential effects of the current financial situation on our suppliers and customers, our operations or our business prospects.

A small number of customers accounts for a large portion of our revenues. The loss of one or more of these significant customers would adversely affect our revenues.

Our 10 largest customers represented approximately 48% and 43% of our total revenues for the years ended December, 2012 and 2013, respectively.  In addition, approximately 48.5% of our FSS revenues were derived from our 10 principal customers. Our largest customer is América Móvil Perú, S.A.C. (as a succesor of Telmex Perú, S.A.) (“América Móvil Perú”).  Revenue from América Móvil Perú represented 9.4% of our total revenue for each of the years 2012 and 2013.  Our second largest customer is Hughes Network Systems, LLC (“HNS”).  Revenue from HNS represented 11.5% and 8.7% of our total revenues in 2012 and 2013, respectively.  HNS’ contracted capacity of Satmex 5 and Satmex 6 was decreased through three amendments executed in 2009 reflecting a total decrease of 1.0% in total revenue from 2008. HNS is in the process of constructing its own satellites. Once completed, HNS’s use of those satellites could decrease its demand for our services. Other significant customers include Teléfonos de México, S.A.B. de C.V. (“Teléfonos de México”), Hunter Communications, Inc. (“Hunter Communications”), Comcast Cable Communications LLC (“Comcast Cable Communications”) and Telefónica del Perú, S.A.A. (“Telefónica del Perú”). The loss of any one of these customers could have a material adverse effect on our business, operating results and cash flow.

We operate in a competitive environment.

We continue to face competition from satellite operators in markets such as the U.S., Mexico and Latin America. As of December 31, 2013, there were more than 70 satellites offering services similar to ours to the Americas.  Intelsat, Ltd. (“Intelsat”) has more than 50 satellites, of which more than 25 totally or partially serve the Americas market. SES, S.A. (“SES”) operates a fleet of 47 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates three satellites, the first one of which, Bicentenario (formerly Mexsat-3) with 12 active extended C- and Ku-band transponders, has already been launched. Bicentenario will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat Holdings Inc. (“Telesat”), Grupo Hispasat, S.A., Hispamar Satélites S.A. and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Móvil). We believe that approximately 270 36 MHz transponder equivalents in the C- and Ku-bands, will be launched in the period between 2014 and 2016 in our market. In addition, these or other operators could begin using the newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc. and HNS have deployed Ka band services, while Hispasat and Star One have already announced plans to launch service using such frequencies.

We also face competition from land-based telecommunications services. Fiber optic service providers can generally provide services at a lower cost than we can for point-to-point applications.

Our “Alterna’TV” digital distribution platform (“Alterna’TV”) also operates in highly competitive environments. Alterna’TV faces competition from large media companies such as News Corporation, Discovery Communications, Inc., Viacom, Inc., NBC Universal, Inc. and Univision Communications, Inc., as well as niche channels that target very specific Hispanic communities in the U.S., such as Sur Corporation.

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

Risks Related to the Eutelsat Acquisition

Satmex has incurred and expects to continue to incur significant costs and expenses in connection with the combination and integration of our business operations with those of Eutelsat.

On July 31, 2013, Satmex announced that its then shareholders had signed a Securities Purchase Agreement under which Eutelsat would acquire 100% of the share capital of Satmex, as described under the caption “Recent Developments.” Satmex incurred $65.6 million in non-recurring expenses in connection with the Eutelsat Acquisition in 2013.  Satmex expects to continue to incur significant costs and expenses in connection with the combination and the integration of business operations.  These costs included and will continue to include financial advisory, legal, accounting, consulting and other advisory fees, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges.  There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the combination.  Any delay in the integration of the business operations of Satmex and Eutelsat or factors beyond Satmex’s control could affect the total amount or the timing of the integration and implementation expenses.

If additional unanticipated significant costs are incurred in connection with the combination or integration of these businesses, such costs and expenses could, particularly in the near term, exceed the savings that Satmex expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings.  Although Satmex expects to achieve savings and economies of scale sufficient to offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Satmex faces challenges in integrating our computer, communications and other technology systems.

Among the principal risks of integrating Satmex’s business with Eutelsat are the risks relating to integrating various computer, communications and other technology systems in order to achieve cost synergies by eliminating redundancies in the businesses.  The implementation process to integrate these various systems will involve a number of risks that could adversely impact our business, results of operations and financial condition.

As with any corporate acquisition, there will be many factors that may materially affect the schedule, cost and execution of the integration of our computer, communications and technology systems.  These factors include, among others: problems during the design, implementation and testing phases; the risk that suppliers and contractors will not perform as required under their contracts; the diversion of management attention from daily operations to the integration process; reworks due to unanticipated changes in business processes; difficulty in training employees in the operations of new systems; and other unexpected events beyond our control.

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

Our Orbital Concessions, granted by the Mexican government, require that we reserve 362.88 MHz in the aggregate in the C- and Ku-bands of our satellites for use by the Mexican government free of charge (Capacity Reserved). Consequently, approximately 6% of Satmex 8 and Satmex 6’s transponders are currently utilized by the Mexican government. In the case of any future satellites utilizing the orbital slots provided for under the Orbital Concessions, the capacity reserved to the Mexican government will be defined by the SCT according to the law, regulations and the corresponding concessions. Moreover, our concessions are subject to government regulations, which may modify the content of, or impose limitations on, our operations. If the Mexican government determines that we are a dominant carrier in our segment, it could impose informational, service, and pricing requirements on us, which would adversely affect our results of operations and financial condition.

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

The Mexican government has coordinated the operations of our current satellites with other administrations pursuant to the ITU’s established procedures. However, in the future we could be required to engage in additional coordination with respect to our existing or new satellites.  We can provide no assurance that this will be the case. This and other coordination (i.e., extended Ku and Ka-band) could require lengthy and costly negotiations with other operators. The failure to reach an appropriate arrangement with such satellite operators may result in substantial restrictions on the use and operation of our satellite at its orbital location. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital location is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location.

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

If we are unable to maintain satellites in the orbital slots that we currently use in a manner that satisfies the ITU or the Mexican government, we may lose our rights to use these orbital locations, or certain frequencies at these orbital locations, and the locations could become available for other satellite operators to use. Each Orbital Concession requires us to make continuous use of our orbital slot and to provide continuous services, but is silent as to termination if such orbital slot is vacant. The ITU’s Radio Regulations allow a national administration to “suspend” its use of a given orbital slot for up to three years, at which point the ITU or another administration could attempt to cancel Mexico’s ITU filings for that slot.

In November 2013, the useful life of Solidaridad 2 was terminated and the satellite was de-orbited.  We are currently constructing another satellite, Satmex 7, and placing it in geostationary orbit in the orbital position previously held by Solidaridad 2.  If we are unsuccessful in constructing and launching Satmex 7 or unable to timely place another satellite in the orbital slot previously occupied by Solidaridad 2, we could lose the right to use the 114.9° W.L. orbital slot for the reasons described in the previous paragraph.  In the interim, Satmex 5 currently occupies Solidaridad 2’s previous orbital spot in an inclined orbit.  Additionally, the expected remaining life of Satmex 5 has been reduced as a result of the failure of its XIPS system on January 27, 2010.  We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place our satellites, and the loss of one or more of our orbital locations could adversely affect our plans and our ability to implement our business strategy.

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

Most of our operations and assets are located in Mexico. For 2010, 2011, 2012, and 2013, approximately 32%, 32%, 35% and 33%, respectively, of our total revenue was from billings to Mexican customers. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, Mexican inflation, interest rates, taxation and other economic developments in or affecting Mexico over which we have no control.

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

Mexico had entered into a recession by the beginning of 2009, and GDP fell by approximately 6.1% in 2009, including a decline of approximately 3.6% in the fourth quarter. In 2010, GDP grew by 4.2% and inflation reached 4.4%. In 2011, GDP grew by 3.9% and inflation reached 3.8%. In 2012, GDP grew by approximately 3.2 % and inflation reached 3.6%. In 2013, GDP grew by approximately 1.1% and inflation reached 3.97%. We have increasingly been required to accept market disruption clauses, which, if invoked, typically require a borrower to pay increased funding costs when the interest rate of a financing no longer adequately reflects the actual cost for the lender to obtain funds.

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

Mexico has, and is expected to continue to have, high real and nominal interest rates as compared to the U.S. The annualized interest rates on 28-day Certificados de la Tesorería de la Federación (Mexican Federal Treasury Certificates), or Cetes, averaged approximately 4.40%, 4.24%, 4.24%, and 3.76% for 2010, 2011, 2012, and 2013, respectively. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

High inflation rates in Mexico may decrease demand for our services while increasing our operating costs.

Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or NCPI, was 4.4% in 2010, 3.8% in 2011, 3.6% in 2012, and 3.97% in 2013. An adverse change in the Mexican economy may have a negative impact on price stability and result in higher inflation than its main trading partners, including the U.S. High inflation rates can adversely affect our business and results of operations in the following ways:

•                  inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products; and

•                  to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms as our operating costs will increase.

Changes in Mexican tax laws may adversely affect us.

The Mexican government proposes amendments to tax laws from time to time. Most recently, in September 2013, the Mexican government presented a proposed reform package with significant tax law changes which became effective on January 1, 2014. Among other things, the tax reform package includes an increase in the general value added tax (“VAT”) rate that applied to transactions conducted along the border from 11% to 16%, thereby matching the general VAT rate applicable throughout Mexico; the elimination of the Impuesto Empresarial a Tasa Unica (Business Flat Tax; or “IETU”); and the confirmation of the corporate income tax rate for 2014 and thereafter at 30%. Changes to tax laws and regulations directly adversely affect our business, financial condition and results of operations, and could adversely affect the financial position of our current and potential customers, which could further adversely affect our business, financial condition and results of operations.

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

Since then, the peso has been subject to substantial fluctuations in value. The Mexican peso appreciated against the U.S. dollar by approximately 5.4% in 2010, depreciated against the U.S. dollar by approximately 13.1% in 2011, appreciated against the U.S. dollar by approximately 6.9% in 2012 and depreciated against the U.S. dollar by approximately 0.5% in 2013. Changes in the value of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

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

ITEM 4. Information on the Company

Our legal name is Satélites Mexicanos, S.A. de C.V. and our commercial name is “Eutelsat Americas.” We were incorporated in Mexico in 1997 as a Sociedad Anónima de Capital Variable (a Variable Capital Corporation). Our principal executive offices are located at Avenida Paseo de la Reforma 222, Pisos 20 y 21, Colonia Juárez, 06600, Mexico City, Mexico. Our telephone number is (52) 55-2629-5800.

Organizational Structure

CORPORATE CHART

EUTELSAT S.A
57.31
100%
Holdsat México S.A.P.I de C.V.
42.68
Satmex International B.V.
4.85%
90.09%
0.03%
5.07%
Satelites Mexicanos S.A de C.V.
99.97%
100%
100%
100%
Enlaces Integra S. de R.L. de C.V.
Alterna TV Int. Corp (Delaware)
Alterna TV Corp. (Delaware)
Satmex USA LLC.
99.97%
99.93
99.97%
0.03%
0.01%
99.99%
HPS Corporativo S. de R.L. de C.V.
Satmex Do Brasil LTDA
SMVS Servicios Técnicos S. de R.L.
SMVS Adminsitración S. de R.L. de C.V.
0.07%
0.03%

Business

Satmex is a significant provider of FSS in the Americas, with coverage of more than 90% of the population of the region. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites. Our current fleet is comprised of three satellites in highly attractive, adjacent orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection.  One of our satellites (Satmex 5), was recently placed in inclined orbit, which allows us to continue to provide services while maintaining our orbital slot. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog. For the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net (loss) income, see “Selected Consolidated Financial and Other Data.”

Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and DTH television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. Some of our significant customers include: HNS, América Móvil Perú, Teléfonos de México, Hunter Communications, Comcast Cable Communications and Telefónica del Perú, S.A.A.  Our contract renewal rate for the year ended December 31, 2013, measured on a capacity basis (i.e., the total amount of MHz expiring annually) was 98%.

We have experienced substantial growth in our revenue and Adjusted EBITDA over the last several years. Our revenue increased from $125 million for 2009 to $132.9 million for 2013, a compound annual growth rate, or CAGR, of 1.5%. Our Adjusted EBITDA grew from $86.4 million to $92.5 million over the same period, a CAGR of 1.7%, and we maintained an average combined capacity utilization rate for our Satmex 5 and Satmex 6 satellites in excess of  95%.  In 2013, our average combined capacity utilization rate for Satmex 6 and Satmex 8 was 85%. The stability of our revenue is supported by multi-year contracts with our non-governmental customers, which are typically three to five years in duration and denominated in U.S. dollars. Our FSS revenue backlog, which is our expected future revenue under existing customer contracts, was approximately $416.8 million for the year ended December 31, 2013.

Our FSS business serves a diverse group of customers in terms of the nature of their content, their ownership structure and their geographic location. We provide our services primarily to three types of customers who we believe will demand increasing transponder capacity and drive the expansion of the FSS industry in the Americas over the next decade:

•                  Network Services. Our network services include voice and data backhaul for telecommunication companies as well as the sale of satellite transmission capacity to broadband Internet service providers, public communications carriers, VSAT applications, government agencies and multinational corporations. Demand from private and public network providers in Latin America for broadband Internet services and cellular telephony backhaul is anticipated to be a strong source of future growth. Approximately 70% of our FSS revenue for the year ended December 31, 2013 was attributed to our data and voice-over IP network services.

•                  Video. Our video distribution services include providing FSS to television broadcast networks, cable and DTH television operators and broadcasters of special events. The increased transmission of high-definition television, or HDTV, signals requires greater transmission capacity than standard television signals. We also expect continued demand for bandwidth as a result of increased offerings of television services by non-traditional providers offering bundled services (i.e., “triple play”), such as telecommunication companies. A third source of video demand growth is the trend towards a greater number of television channel offerings, driven by consumer demands for more diverse and specialized content. Approximately 23% of our FSS revenue for the year ended December 31, 2013 was attributed to our video services.

•                  Government. Our government services include providing space segment capacity to the public sector, the sale of satellite transmission capacity to national security networks and government-sponsored connectivity programs to provide broadband Internet access to rural and often remote geographic areas. Governments have experienced an increased need for commercial satellite communications services driven, in part, by universal connectivity projects, disaster recovery, military, counterterrorism, anti-drug efforts and social programs. There has also been a trend of increased outsourcing of broadband services from government-owned to commercial satellite fleets. Approximately 7% of our FSS revenue for the year ended December 31, 2013 was attributed to our government services.

We provide FSS through our fleet of three satellites: Satmex 8, Satmex 6 and Satmex 5.

We primarily provide commercial FSS through Satmex 8, Satmex 6 and Satmex 5, which generate materially all of our FSS Adjusted EBITDA. Satmex 8, Satmex 6 and Satmex 5 have a total of 173.5 C- and Ku-band 36 MHz transponder equivalents. The construction of Satmex 8 was completed during the second half of 2012 and Satmex 8 was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit. Satmex 8 is currently fully operational and substantially all of Satmex 5’s customers have been transferred to Satmex 8 in the second quarter of 2013. Satmex 8 has a design life of 15 years and provides approximately an additional 45% of commercial transponder capacity compared to that of Satmex 5.  As of December 31, 2013, we estimate the remaining economic life of Satmex 6 and Satmex 8 to be approximately 9.39 years and 21.93 years, respectively.  Satmex 5 is operating in the orbital slot previously occupied by Solidaridad 2 in inclined orbit, with a remaining propellant life of 7.65 years as of December 31, 2013. As of the date of this annual report on Form 20-F, Satmex 6 is insured with coverage of $129.9 million and Satmex 8 is insured with coverage of $360.0 million.

In November 2013, the useful life of Solidaridad 2 was terminated and the satellite was de-orbited.  Solidaridad 2 had occupied orbital slot 114.9°W.L. in inclined orbit.  It primarily provided L-band service to the Mexican government for national security and social services. Currently, we are constructing a new satellite, Satmex 7, which will occupy the previous orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we have transferred Satmex 5 to the orbital slot previously occupied by Solidaridad 2 in inclined orbit until the end of Satmex 5’s remaining useful life. See “Item 4. Information on the Company — Business — Our Satellites — Solidaridad 2.”

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

We have a proven track record for operational and engineering reliability, built on our experience of over 27 years in the FSS sector. For the year ended December 31, 2013, our Satmex 5 and Satmex 6 satellites, and, for part of the year ended on such date subsequent to the commencement of its operations, our Satmex 8 satellite, have been highly reliable, delivering nearly 100% availability to our customers on such station-kept satellites.

In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer programming distribution services through our Alterna’TV digital distribution platform and broadband satellite services through our subsidiary Enlaces, which, pursuant to the Enlaces Sale Agreement, we have agreed to sell to Axesat pending the satisfaction of certain conditions. Due to our execution of the Enlaces Sale Agreement, the results of operations of Enlaces are no longer consolidated with our results of operations and Enlaces is considered as a customer, with revenues obtained from the services we provided to Enlaces representing 3.1% of our total revenue, for the year ended December 31, 2013.

Through Alterna’TV, we offer Latin American programming to the U.S.’ fast-growing Hispanic community via DTH satellite and cable TV systems. As part of the Alterna’TV platform, we hold exclusive distribution rights in the U.S. to a number of Spanish-language television channels from various Mexican and South American programmers. Our Alterna’TV operations generated $12.8 million of revenue for the year ended December 31, 2013, or 9.6 % of our total revenue.

We believe our desirable orbital locations, strong customer relationships and sizable backlog of contracted revenue underpin our established, predictable core business and position us to capitalize on the growing opportunities in the satellite industry.

Our Satellites

We currently hold orbital concessions granted by the Mexican government to occupy three orbital slots, including 113.0°W.L., currently occupied by Satmex 6, 116.8°W.L., currently occupied by Satmex 8, and 114.9°W.L., currently occupied by Satmex 5 in inclined orbit.

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

We are required to provide certain transponder capacity on our three satellites to the Mexican government free of charge under our Orbital Concessions. The Orbital Concessions require that we provide similar transponder capacity grants on Satmex 7 and Satmex 9. Set forth below are the current requirements by satellite and band.

Orbital Slot	Band	Total MHz
Orbital slot occupied by Satmex 6 (113.0° W)	C-	26.320
	Ku-	105.000
Orbital slot occupied by Satmex 8 (116.8° W)	C-	73.100
	Ku-	30.640
Orbital slot occupied by Satmex 5 (114.9° W)	C-	56.690
	Ku-	71.130
Total Satellite Capacity	C- and Ku-band	362.880

Satmex 6

Satmex 6 was launched on May 27, 2006 and initially placed into the 114.9° W.L. orbital location. On July 1, 2006, Satmex 6 completed its drift to its permanent orbital location at 113.0° W.L. Satmex 6 was manufactured by SSL and has a total of sixty 36 MHz transponder-equivalents, including 36 C-band and 24 Ku-band transponders. Satmex 6’s design life is 15 years and, as of December 31, 2013, Satmex 6’s estimated remaining useful life was approximately 9.39 years.

Satmex 6 is designed to provide broader coverage and higher power levels with approximately 50% more power than Satmex 5. Satmex 6 has hemispherical coverage in both C- and Ku-bands and provides coverage to over 90% of the population of the Americas.

On September 9, 2006, Satmex 6 experienced an unexpected resetting of its Attitude Control Electronics-1 (ACE-1) unit. The satellite is designed to tolerate such disruptions without any loss of service or operator intervention. However, in this instance, the satellite lost earth-pointing capability until corrective ground action was completed. The attitude of the satellite was corrected on the same day. An investigation determined that a software sequence timing problem caused the loss of earth-pointing capability. The satellite manufacturer developed and tested a software modification in an effort to prevent a recurrence of this problem, which was delivered to the Company and uploaded to the spacecraft on April 3, 2007.

On January 1, 2007, one of Satmex 6’s Ku-band amplifiers experienced a spontaneous shut-down. The Company followed manufacturer procedures and the affected channel was switched to a back-up amplifier to reestablish service. As a result, the redundancy in the Ku-1 region has decreased from 16 amplifiers for 12 channels to 15 amplifiers for 12 channels.

On December 1, 2007, Satmex 6 experienced a second unexpected reset of its Attitude Control Electronics-2 (ACE-2) unit, similar to the one experienced on September 9, 2006. However, due to the software modification uploaded to the spacecraft on April 3, 2007, in this instance, the satellite successfully executed an auto-swap to the ACE-1 unit and the satellite did not lose earth- pointing capability. On December 6, 2007, the ACE-2 unit was tested and it was confirmed that this unit is healthy and functional. The ACE-1 unit is now being used as the primary attitude control electronics unit and is performing normally.

On June 10, 2012, Satmex 6 registered an unexpected reset of its ACE-1 unit.  The satellite successfully executed an auto-swap to the ACE-2 unit and the satellite did not lose earth-pointing capability. Further evaluation of data of ACE-1 confirmed its functionality.  ACE-2 remains on line as primary computer.  On June 11, 2013, an autonomous ACE swap occurred and ACE-1 was placed on line. Further evaluation of ACE-2 confirmed its functionality.

A helium gas leakage was detected on February 26, 2008. Further analysis confirmed an intermittent small leakage into the fuel tank since the satellite was launched. A series of re-pressurizations to the oxidizer and fuel tanks were performed on April 29, 2008, January 8, 2010 and April 22, 2010 to improve the mixture ratio and reduce the residuals of propellant at the end of life of the satellite. A propellant budget, dated November 1, 2010, was received from SSL reflecting a reduction of 1.2 years in the propellant margin. As a result of the implementation of a thermal heating strategy to improve the mixture ratio in Satmex 6, an updated remaining economic life evaluation dated August 29, 2012, was received from SSL reflecting and increment of 0.22 additional years of economic life.  In June 2005, due in part to both the broader telecommunications industry downturn and our post-privatization debt structure, we filed a petition for a concurso mercantil (the “2005 Concurso Mercantil”), which is a Mexican reorganization proceeding. In 2006, we entered into a court-approved comprehensive restructuring agreement (the “Concurso Agreement”) with the holders of a majority of our then outstanding debt and a pre-negotiated plan of reorganization (the “2006 Plan”) voluntarily filed under Chapter 11 of the Bankruptcy Code. We successfully concluded our 2006 reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. In connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo giving them the right to use two Ku-band and two C-band transponders on Satmex 6 through the end of Satmex 6’s remaining economic life. Due to the merger of Telesat and Loral on October 31, 2007, Telesat is now the beneficiary of this right.

Satmex 5

Satmex 5 was launched in December 1998 and occupies the 114.9°W.L. orbital location in inclined orbit. Satmex 5 was manufactured by Boeing and has a total of forty-eight 36 MHz transponder-equivalents, including 24 C-band and 24 Ku-band transponders.  Satmex 5 began inclined orbit operations on May 8, 2013, and has a three-sigma worst case remaining propellant life of 7.65 years as of December 31, 2013.

On September 18, 2007, in connection with our 2006 Plan, we granted Loral Skynet a Mexican usufructo that gives them the right to use three Ku-band transponders on Satmex 5 until the end of Satmex 5’s remaining life. Since the merger of Telesat and Loral on October 31, 2007, Telesat has become the beneficiary of the usufructo rights granted to Loral Skynet. The usufructo does not continue with respect to Satmex 8 since it replaced Satmex 5, because the usufructo rights granted to Loral Skynet specifically covered the Satmex 5 transponders.

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

In order to provide continuity of services following the end of the economic life of Satmex 5, we ordered the construction of the Satmex 8 satellite that has now replaced Satmex 5.  The construction of Satmex 8 was completed during the second half of 2012 and Satmex 8 was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit. Satmex 8 is currently fully operational and substantially all of Satmex 5’s customers have been transferred to Satmex 8 in the second quarter of 2013.  Satmex 5 is continuing to operate in the orbital slot previously occupied by Solidaridad 2 in inclined orbit, which allows us to provide services while maintaining such orbital slot.

Solidaridad 2

In November 2013, the useful life of Solidaridad 2 was terminated and the satellite was de-orbited on December 2013.  Solidaridad 2 had occupied orbital slot 114.9°W.L. in inclined orbit.  It primarily provided L-band service to the Mexican government for national security and social services.

As part of our strategy to provide our customers with additional capacity and improved capabilities and services, we entered into a contract with Boeing constructing a new satellite, Satmex 7, to occupy Solidaridad 2’s previous orbital location. See “Item 4. Information on the Company — Business — Future Satellites (Satmex 7 and Satmex 9).” Following the launch of Satmex 8, we have transferred Satmex 5 to the orbital slot previously occupied by Solidaridad 2, operating in inclined orbit, until the end of Satmex 5’s remaining life in order to avoid suspension of the use of such orbital slot under ITU Radio Regulations.

Satmex 8

On April 1, 2010, we initiated a program for the design and construction of a new satellite, named Satmex 8, by executing the Satmex 8 ATP with Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.) (“SSL”). Construction of Satmex 8 was completed during the second half of 2012 and launch was completed in March 2013.  Satmex 8 is a 64 C- and Ku-band transponder satellite which is replacing Satmex 5. The Satmex 8 program cost was $359.7 million, including construction, launch, insurance and capitalized interest).

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

Satmex 8 was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit. Satmex 8 is currently fully operational and substantially all of Satmex 5’s customers have been transferred to Satmex 8 in the second quarter of 2013.

Future Satellites (Satmex 7 and Satmex 9)

As part of our strategy to further expand our capacity to capitalize on growing demand we initiated a program for the design and construction of a new satellite, to be named Satmex 7. Satmex 7 is intended to occupy the orbital slot of Solidaridad 2 and offer commercial C- and Ku-band services.

The Satmex 7 and Satmex 9 Programs

On March 13, 2012, we entered into a commercial satellite delivery contract with Boeing, for the design, construction and delivery of Satmex 7, and the right to purchase an additional Boeing 702 SP satellite, at the time to be generically named F2 (Satmex 7). Satmex 7 is a new generation Boeing 702 SP satellite that will occupy the 114.9° W.L. orbital slot. Satmex 7 presents attractive opportunities for C-band and Ku-band applications including data applications, enterprise data, cellular backhaul and commercial mobility.

On February 3, 2012, we entered into the Launch Services Agreement with SpaceX for the launch of a dual-satellite payload. The Satmex 7 construction program provides for a 34-month construction schedule, with a scheduled launch period between December 2014 and February 2015, and with operations expected to commence in October 2015. The design, construction, launch and insurance costs of Satmex 7 are expected to be approximately $165.0 million. We expect to finance Satmex 7 through a combination of financing provided by our parent Eutelsat through equity issuances and cash flow from operations.

On August 15, 2013, we entered into a CATP with Boeing, for the design, construction and delivery of Satmex 9, generically named F4. Satmex 9 is also a new generation Boeing 702 SP satellite, and is intended to occupy the 117.0° W.L. orbital slot. Satmex 9 presents attractive opportunities for Ku-Extended band applications including data applications, enterprise data, cellular backhaul and commercial mobility. Satmex 9 will have a WAAS Hosted Payload. In connection with work related to the addition of a hosted payload to Satmex 9, a subcontract between Raytheon Company Integrated Defense Systems (Raytheon) and Satmex was executed on August 23, 2013. A further subcontract agreement was signed on December 12, 2013, which superseded the original letter subcontract signed in August. The GEO Satellite Payload for the WAAS will work with C-Extended Band and L-Band.

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

Master Procurement Agreement

Under the Master Procurement Agreement, Satmex committed to purchase one of the initial four satellites, designated Satmex 7, and agreed to enter into the Satmex Procurement Agreement pursuant to which Boeing will develop and manufacture Satmex 7. ABS committed to purchase two of the initial four satellites and agreed to enter into a separate satellite procurement agreement with Boeing for the development and manufacture of those satellites. The allocation of the fourth initial satellite (“F4”) as between Satmex and ABS was subject to determination at a later date, and on August 15, 2013, Satmex announced that it had elected to acquire F4 pursuant to the Master Procurement Agreement, and named such satellite Satmex 9.  The total costs of Satmex 9 are expected to be similar to those of Satmex 7. Satmex and ABS had each agreed to be responsible for 50% for the initial payment for F4.  After Satmex elected to acquire F4, Satmex reimbursed ABS the corresponding 50% of such initial payment. Satmex and ABS are severally and not jointly liable to Boeing for the purchase of their respective satellite or satellites under their respective satellite procurement agreements. However, if Satmex or ABS defaults on its purchase obligation and, as a result, Boeing terminates the defaulting party’s satellite procurement agreement, Boeing is entitled to increase the price of the non-defaulting party’s satellite to preserve its expected economic benefit of the joint procurement of the satellites pursuant to the Program. If Boeing terminates the satellite procurement agreement with ABS as a result of a default by ABS, the purchase price of Satmex 7 will increase. Satmex will have a corresponding damages claim against ABS for the cost of the resulting increase.

Under the Master Procurement Agreement, Boeing also granted to Satmex and ABS the right to purchase up to four additional satellites. The rights expire between April 13, 2014 and October 13, 2015, if not previously exercised. If such rights are exercised, the party exercising the right may either enter into an additional contract or an amendment to its existing satellite procurement agreement, on terms and conditions identical in all material respects to the terms and conditions of its satellite procurement agreement. Delivery of an additional satellite subject to this right shall occur no later than 24 months after the configuration authorization to proceed, which sets forth the final payload configuration for such satellite.

Satmex Procurement Agreement

Under the Satmex Procurement Agreement, Boeing will manufacture and deliver Satmex 7 and provide satellite simulator software, ground control system and training. Boeing is to deliver Satmex 7 34 months following the execution of this agreement. Satmex has the right to terminate the agreement at any time for any reason for its convenience, subject to making a required termination payment and paying to ABS the amount of any increased costs incurred by ABS that are attributable to a non-dual launch of satellites.  As a result of the exercise of our option to purchase Satmex 9, Boeing will also manufacture and deliver Satmex 9 and provide satellite simulator software, satellite control software and training. Boeing is to deliver Satmex 9 26 months following the execution of the CATP on August 15, 2013.  If Satmex elects to purchase any of the optional satellites thereafter, the cost of each satellite is expected to be substantially similar as Satmex 7 or Satmex 9.

On December 4, 2012, Boeing and Satmex entered into Amendment No. 1 to the Satmex Procurement Agreement to make certain administrative changes to modify certain terms and conditions, including certain technical specifications over the design of the satellite and a modification of the price.

On August 15, 2013, Boeing and Satmex entered into Amendment No. 2 to the Satmex Procurement Agreement to include Satmex 9 under the SPA.

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

Satmex has agreed to include one of the ABS satellites in the Program on a dual-satellite payload SpaceX launch under the Launch Services Agreement. In consideration thereof, ABS will pay Satmex 50% of the total price for launch services under the Launch Services Agreement. Considering that ABS will include Satmex 9 in its launch services agreement, Satmex has agreed with ABS that it will pay ABS for 25% of the total price for launch services under the ABS-SpaceX launch agreement. Upon electing to purchase Satmex 9, Satmex was required to reimburse ABS for the other 25% for an aggregate of 50% of the total price of the launch services under the ABS-SpaceX launch agreement. The terms and conditions for the launch services under the ABS-SpaceX launch agreement are substantially similar to the terms and price of the launch services under the Launch Services Agreement.

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

Since January 1, 2010, Alterna’TV International has been carrying out the operations of Alterna’TV, our programming distribution services business unit with exclusive distribution rights of selected Spanish-language programming to diversify our revenue sources. Alterna’TV brings together Latin American programmers that have not previously accessed U.S. distribution channels for their programming. Alterna’TV distributes this programming to broadcast and pay-television operators, such as DirecTV, Inc., Comcast Cable Communications, LLC (“Comcast”), CSC Holdings, Inc. and Time Warner Cable, Inc., which would like to offer a more comprehensive and authentic product to their growing Hispanic audiences. Alterna’TV’s largest customers are DirecTV and Comcast, which represented a combined 50% and 47% of their revenue for the years ended December 31, 2012 and 2013, respectively.

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

Most of Mexico’s geostationary orbital slots are directly adjacent to those of Canada. To avoid interference, in May 2000, the governments of Mexico and Canada entered into a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- frequency bands in the geostationary orbit between the 107.3° W.L. and 118.7° W.L. orbital positions. The purpose of the coordination agreement was to establish a standard of reference for acceptable adjacent satellite frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by both Mexico and Canada. As a result, satellites licensed by either nation have a framework within which they may serve their domestic markets and at the same time provide competitive services to the markets of the U.S. and Latin America without interference (assuming they obtain all required regulatory approvals and coordinate with, or otherwise avoid harmful interference from, operators from other nations). In August 2003, we and the Mexican government favorably concluded a new revision of the coordination agreement with the Canadian government and its operator Telesat to include the radio frequency characteristics of Satmex 6. As a result of the negotiations between the Mexican and Canadian governments in 2003, we exchanged our right to the 109.2° W.L. orbital slot for the 114.9° W.L. orbital slot. In February 2005, the U.S., acting through the U.S. Federal Communications Commission, or the FCC, approved the trilateral (MEX-CAN-USA) agreement modification, which is subject to notification by the ITU, in order to implement the exchange of orbital positions. As part of these coordination discussions, the Mexican and Canadian governments also agreed to a new coordination agreement to reduce potential satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of the U.S. and Latin America. This new coordination agreement has been implemented in accordance with the rules of the ITU.

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

In December 2004, Industry Canada (IC) added Solidaridad 2 and Satmex 5 to its list of foreign satellites approved to provide FSS in Canada. Subsequently, in May 2010, Satmex 6 was added, and in February 2013, Satmex 8 and Satmex 5 were added at 116.8°W and 114.9° W, respectively, to the list of satellites approved to provide FSS in Canada. In 2005, the Canadian Radio-Television and Telecommunications Commission, or CRTC, granted us a license to provide basic international telecommunications services in Canada. In November 2010, pursuant to changes in the Canadian telecommunications law, we initiated the application to amend the Basic International Telecommunications Services, or BITS, license with Industry Canada. Such license was granted on March 21, 2011, and shall remain in force until June 30, 2020.

In order to obtain landing rights in Brazil, we were required to establish a subsidiary in Brazil. Consequently, on July 2002, we created a subsidiary, Satmex do Brasil Ltda., and we are currently in the process of updating our landing rights to deliver services for Satmex 5 and Satmex 6 in Brazil, as well as obtaining landing rights for Satmex 8.

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

We own the equipment within the Primary and Alternate Control Centers and the Mexican government owns the land and buildings that house each center. The Property Concession granted to us by the Mexican government allows us to use these land and buildings. The term of the Property Concession, which was granted on October 15, 1997, is the longer of 40 years and the term of the Orbital Concessions. The Property Concession may be renewed. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually, consistent with changes in the Índice Nacional de Precios al Consumidor (Mexican Consumer Price Index). Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. Satmex requested an updated appraisal from the SCT in October 2012, which was delivered in June 2013. The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For 2010, 2011, 2012, and 2013, our rental expense under our Property Concession was $480,434, $507,466, $496,335, and $528,388, respectively.

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

We lease office space under an irrevocable operating lease that will expire in September 30, 2018. This office is located at Avenida Paseo de la Reforma 222, Pisos 20 and 21, Colonia Juárez, Mexico City, Federal District of Mexico, C.P. 06600 and consists of approximately 15,800 square feet.

In November 2012, Alterna’TV entered into a lease agreement for office space to carry out its operations, commencing once certain renovations are completed and for a period of 5 years and 4 months. Currently, Alterna’TV also has a lease for office space that will expire in May 2016 and will be sublet, as permitted under the agreement, shortly.

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

The in-orbit insurance for Satmex 6 is for the amount of $129.9 million and provides coverage for a total loss of Satmex 6 or the constructive total loss of 75% or more of the satellite’s capacity. It is based on prevailing market terms and conditions. On December 5, 2013, we renewed our in-orbit insurance policy on Satmex 6 for a period of 3 months and 21 days, expiring on March 26, 2014, to have the same renewal date as the Satmex 8 insurance policy.  On such date, Satmex 6 was insured with coverage of $129.9  million and Satmex 8 was insured with coverage of $360.0 million, which is the current coverage as of the date of this annual report on Form 20-F.  This coverage will expire on June 30, 2014 and we intend to renew such coverage beginning on July 1, 2014.

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

•                  loss of income, indirect and consequential damages; and

•                  third-party claims against us.

We obtained an in-orbit insurance policy for Satmex 8 for $360.0 million. This insurance policy expired on March 26, 2014 and was renewed on such date for a period of one-year. On such date, we renewed the insurance policy covering the Satmex 8 satellite with coverage of $360.0 million, which is the current coverage as of the date of this annual report on Form 20-F. We may, 24 months after Satmex 8 is operational, reduce the amount of insurance to the depreciated carrying value of Satmex 8.

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

Our 10 largest customers represented approximately 48% and 43% of our total revenues for the years ended December, 2012 and 2013, respectively. In addition, approximately 48.5% of our FSS revenues were derived from our 10 principal customers.  Our largest customer is América Móvil Perú.  Revenue from América Móvil Perú represented 9.4% of our total revenue for each of the years 2012 and 2013.  Our second largest customers is HNS which represented 11.5% and 8.7% of our total revenue for the years ended December 31, 2012 and 2013, respectively. In order to connect end user satellite dishes to a satellite, DTH operators are required to point each of their satellite dishes at a particular satellite. We believe HNS has tens of thousands of customers that point their satellite dishes at our satellites. If HNS were to switch satellite providers, re-pointing each of those satellites could be logistically difficult and costly. Other significant customers include, Teléfonos de México, Hunter Communications, Comcast Cable Communications LLC and Telefónica del Perú.

Approximately 32%, 35%, and 33% of our total revenue for the years ended December 31, 2011, 2012, and 2013 respectively, was generated from billings to customers in Mexico. For the years ended December 31, 2011, 2012 and 2013, approximately 38%, 33%, and 30%, respectively, of our total revenue was generated from billings to customers in the U.S. The remainder of our total revenue was generated primarily from billings to customers in South America.

The following table shows the total revenue generated by our U.S., Mexican and other customers for the years ended December 31, 2011, 2012, and 2013:

	Year Ended December 31,
	2011	2012	2013
U.S.	$45,833	$44,723	$40,189
Mexico	42,055	46,661	43,825
Other	33,107	41,789	48,842
Total	$120,995	$133,173	$132,856

(In thousands of U.S. dollars)

For Alterna’TV, two customers (DirecTV and Comcast) represented 59%, 50%, and 47% of its revenue for the years ended December 31, 2011, 2012, and 2013, respectively.  Revenue from the Mexican government represented approximately 6%, 12% and 8% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Competition and Markets

Competition

We face competition from satellite operators in the Americas. As of December 31, 2013, there were more than 70 satellites offering services similar to ours to the Americas.  The U.S. commercial satellite market is currently dominated by two major competitors:  Intelsat and SES. Intelsat has more than 50 satellites, of which more than 25 totally or partially serve the Americas market. SES operates a fleet of 47 satellites, of which more than 20 totally or partially serve the Americas. The Mexican government has initiated the Mexsat satellite system project, which contemplates three satellites, one of which, Bicentenario (formerly Mexsat-3) with 12 active extended C- and Ku-band transponders, has already been launched. Bicentenario will provide communications services to Mexico and its surrounding waters from the 114.9° W.L. orbital slot. Other competitors include Telesat, Grupo Hispasat, S.A., Hispamar Satélites S.A., and Star One, S.A. (owned by Empresa Brasileira de Telecomunicações S.A., an affiliate of América Móvil). We believe that approximately 270 36 MHz transponder equivalents in the C- and Ku-bands, will be launched in the period between 2014 and 2016 in our market. In addition, these or other operators could begin using the newly-available spectrum in the Ka-band to provide service to the Americas. For example, ViaSat, Inc. and HNS have deployed Ka band services, while Hispasat and Star One have already announced plans to launch service using such frequencies.

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

Employees

We have two indirectly wholly-owned subsidiaries that we use to employ the persons providing services to Satmex. Our subsidiary SMVS Administración, S de R.L. de C.V. (“SMVS Administración”),  employs our management and administrative personnel while our subsidiary SMVS Servicios Técnicos, S. de R.L. de C.V., (“SMVS Servicios Técnicos” and collectively with SMVS Administración, the “Employee Subsidiaries”) employs our technical personnel whom are members of the Sindicato de Trabajadores de la Industria de la Radiofusión, Televisión, Similares y Conexos de la República Mexicana (the “Television and Radio Labor Union”). As of December 31, 2013, the Employee Subsidiaries directly employed 172 employees. We pay our employees’ salaries and certain benefits through the Employee Subsidiaries.

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

Regulation

Regulatory Framework within Mexico

Providers of satellite services to or within Mexico and the use of orbital slots licensed by the Mexican government are subject to the requirements of the Telecommunications Law. Under the Telecommunications Law, a provider of satellite services, such as us, must operate under a concession granted by the SCT, pursuant to an auction process. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the SCT. Pursuant to a recent amendment to the Mexican Constitution, foreign investors are permitted by law to hold up to 100% of the full-voting stock of such a corporation.

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

Solidaridad 2 had been operating in inclined orbit since March 1, 2008 in order to extend its life until it was de-orbited in December 2013. Prior to the de-orbiting of Solidaridad, we had been required to operate the L-band sub system owned by the Mexican government (through Telecomunicaciones de México, or Telecomm) until the end of its life. As of the date of this annual report on Form 20-F, the Mexican government has confirmed that no L-band payload in Satmex 7 will be required. In addition, the SCT did not require the L-band payload to be included in the concession extension granted until 2037.

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

The Mexican government also has the right to terminate any of the Orbital Concessions for reasons of public interest or national security pursuant to a “Rescate,” in which case we would be entitled to receive compensation pursuant to article 19 of the General Law on National Assets. As of the date of any such Rescate, the orbital slots and the assets used in connection with the Orbital Concessions would be subject to the ownership and operation of the Mexican government. In the event of a Rescate, we would be entitled to keep our assets, equipment and installations used in connection with the Orbital Concessions only to the extent such assets, equipment and installations are not useful to the Mexican government; however, the value of such assets, equipment and installations would not be included in the compensation.

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

The Mexican government may also effect a Requisa of the Orbital Concessions in the event of (a) a natural disaster, (b) a war, (c) the substantial breach of the public peace and order or (d) the imminent danger to national security, internal peace or the Mexican economy. In the past, the Mexican government has used this power to ensure continued service during labor disputes. Mexican law requires that the Mexican government must pay compensation to us if it effects a Requisa, except in the case of a temporary seizure due to war. If we were to become subject to a Requisa, the Mexican government would indemnify us in an amount equal to our damages and losses reflecting their real value. In the event of a dispute regarding such damages and losses, the amount of losses would be determined by appraisers mutually appointed by us and the SCT and the amount of damages would be determined on the basis of the average net income generated by us in the year prior to the Requisa.

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

The value of the property was originally determined in the Property Concession and it has subsequently appreciated in increments consistent with changes in the Índice Nacional de Precios al Consumidor (the Mexican Consumer Price Index). Pursuant to current regulations, a new appraisal of the value of the property must be performed every five years. The latest appraisal was performed in June, 2013 by the Instituto de Administración y Avalúos de Bienes Nacionales (the Mexican Institute of Administration and National Property Appraisal) (“INDAABIN”). The appraisal must consider the value of the property as it was originally delivered to us, without taking into account any work performed on the property after such delivery. For the years ended December 31, 2011, 2012, and 2013, our rental expense under our Property Concession was $507,466, $496,335, and $528,388, respectively.

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

Discontinued Operations

Execution of an Equity Interests Purchase Agreement for the sale of Enlaces

Prior to the execution of the Enlaces Sale Agreement, we offered broadband satellite services through our 99.9%-owned subsidiary Enlaces. Enlaces offers private networks for voice, video and data, as well as other value-added satellite services to a number of leading retailers and financial institutions as well as other commercial, governmental, educational and nonprofit organizations, primarily throughout Mexico. In order to provide these services, on January 20, 2000, Enlaces was granted the Networks Concession to install and operate a public telecommunications network and the Value-Added Services Certificate. The Networks Concession is for a term of 30 years, subject to renewal pursuant to the Telecommunications Law. In 2012 Enlaces started the provision of services in Central America, beginning with Costa Rica and following with Guatemala, Honduras, El Salvador, and Nicaragua. These services are provided through a local supplier to cover all regulatory requirements and to provide installation and maintenance services.

On October 25, 2013, Satmex entered into the Enlaces Sale Agreement with Axesat with respect to the sale of our direct and indirect equity interests in our wholly-owned subsidiary Enlaces, through which we offered broadband satellite services.  The Enlaces transaction is expected to close by the second half of 2014, subject to government and regulatory approvals and other customary conditions included in the Enlaces Sale Agreement.  Following the execution of the Enlaces Sale Agreement, we include the Enlaces results of operations as discontinued operations and the assets and liabilities associated with Enlaces as available for sale in our consolidated financial statements.

U.S. Regulation and ITU Requirements

FCC Regulation of Satellite Services and Foreign Ownership of FCC Licenses

As of December 31, 2013, all of our satellites have been included on the U.S. Permitted Space Station List.

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

International Telecommunication Union Coordination and Registration Requirements

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

Nations are required by treaty to give notice of their proposed use of satellite orbital slots and frequencies to the ITU Radiocommunication Bureau (the “ITU-BR”). After such notification is received by the ITU-BR, other nations are afforded the opportunity to apprise the ITU-BR of any potential harmful interference with their existing or planned satellite systems. When potential harmful interference is noted, nations are obligated to negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The ITU, however, has no power to resolve disputes formally.

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

Status of Our Satellites

Satmex 5 was added to the MIFR on August 23, 2005, Satmex 6 on November 30, 2010, Satmex 8 on April 17, 2012, and Satmex 7 on May 15, 2012. Construction of the Satmex 7 satellite is expected to be completed in 2015. Satmex 9 is currently in the Coordination Request (CR) process.

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

In May 2010, Industry Canada added Satmex 6, in the orbital slot at 113.0°W, to the list of foreign satellites approved to provide FSS in Canada , while Satmex 5, in the orbital slot at 114.9°W, and Satmex 8, in the orbital slot at 116.8°W, were both added to the list in February 2013.

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

In February 2007, we registered a branch in Argentina in order to request landing rights for Satmex 5 and Satmex 6 satellites pursuant to the reciprocity agreement. On July 22 2008, the Comisión Nacional de Comunicaciones (“CNC”) returned the Satmex file and provided a favorable opinion to the Secretaría de Comunicaciones (“SECOM”). However, the landing rights have not yet been granted, and may not be granted to us. Currently, we operate in Argentina through a distribution agreement in effect with ArSat.

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

Overview

Satmex is a significant provider of FSS in the Americas, with coverage of more than 90% of the population of the region. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites during a period of 27 years. Our current fleet is comprised of three satellites in highly attractive, adjacent orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. One of our satellites (Satmex 5), was recently placed in inclined orbit, which allows us to continue to provide services while maintaining our orbital slot.  We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog.

On July 31, 2013, Satmex announced that its then shareholders had signed a Securities Purchase Agreement under which Eutelsat would acquire 100% of the share capital of Satmex in an all-cash transaction for US$831 million and the assumption of the company’s outstanding net debt. On January 1, 2014, after having obtained all required government and regulatory approvals, 100% of the share capital of Satmex was successfully acquired and transferred to Eutelsat.  For more information on the acquisition of Satmex by Eutelsat, see our reports filed on Form 6-K on July 29, 2013 and January 6, 2014.

We hold orbital concessions to operate satellites on certain frequencies in the C- and Ku-band spectrum at three adjacent orbital slots. These orbital slots are located at 113.0° W, 114.9° W and 116.8°W. In December 2013, the useful life of Solidaridad 2 was terminated and the satellite was de-orbited. On May 8, 2013, Satmex 5 was placed in, and continues to be in, inclined orbit at 114.9° W.L, the orbital slot previously occupied by Solidaridad 2. In order to provide continuity of services following the end of the economic life of Satmex 5, we ordered the construction of the Satmex 8 satellite that has now replaced Satmex 5 in its previously occupied orbital slot at 116.8°W. The construction of Satmex 8 was completed during the second half of 2012 and Satmex 8 was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 GMT). After launch, the satellite successfully performed post-launch maneuvers and deployed its solar arrays on schedule and began firing its main thruster in order to start maneuvering into geosynchronous orbit. Satmex 8 is currently fully operational and substantially all of Satmex 5’s customers have been transferred to Satmex 8 in the second quarter of 2013.

Satmex 7 is intended to occupy the orbital slot, previously occupied by Solidaridad 2 and currently occupied by Satmex 5, and offer commercial C- and Ku-band services. On March 13, 2012, we entered into the Satmex Procurement Agreement with Boeing, for the design, construction and delivery of the satellite, to be named Satmex 7 which will be based on Boeing’s 702 SP platform. The agreement provides for a 34-month construction schedule for Satmex 7. On February 3, 2012, we entered into the Launch Services Agreement with SpaceX to launch Satmex 7. The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015. For a more detailed discussion of the Satmex 7 program, including our current plans for the construction and launch of the satellite and related transactions related to Satmex 7, see “Item 4. Information on the Company — Business — The Satmex 7 and Satmex 9 Programs.” The Satmex Procurement Agreement also provides for an option to purchase an additional satellite based on Boeing’s 702 SP platform, at the time generically named F4. On August 15, 2013, Satmex announced that it had elected to acquire F4 pursuant to the Master Procurement Agreement, and named such satellite Satmex 9, the latest communications satellite in its fleet.  The launch of Satmex 9 is scheduled for the fourth quarter of 2015.

We previously identified our reportable segments as follows, based on the information used by our chief operating decision maker with respect to resource allocation and evaluation of performance:  satellite services; broadband satellite services; and programming distribution services. Due to the execution of the Enlaces Sale Agreement, our reportable segments will no longer include information related to Broadband satellite services.

Satmex’s satellites are in geosynchronous orbit and consequently are not attributable to any geographic location. Substantially all of Satmex’s assets are located in Mexico and the U.S.

Our revenue is generated from our two reportable segments, of which FSS is the most important, generating 90% of our consolidated revenues in 2013. Our FSS revenues are earned by providing data and voice-over IP network services using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order under a master agreement, which agreement specifies, among other things, the transponder capacity to be provided by us, the terms of the service and whether the service will be pre-emptible. Revenues are recognized as capacity is provided under our service agreements. These service agreements are accounted for either as operating or sales-type leases. Revenues under operating leases are recognized on a straight-line basis over the term of the lease.

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

Our expenses are related to the costs associated with providing these services. The most significant costs relate to the provision of satellite services, which include the costs related to the operation and control of our satellites, our control center facilities, our communications network and our engineering support personnel. Selling and administrative expenses are also a significant component of our cost and include salaries and benefits for employees and professional fees as well as travel costs, office rental expenses and provisions for uncollectible accounts. In general, most of our costs, such as labor are relatively stable and we believe that we can increase revenue with relatively smaller increases in such expenses. A third part of our costs have, through 2011, typically related to restructuring expenses incurred in connection with our efforts to modify our financial arrangements.

Our need to consummate the Recapitalization Transactions resulted from a combination of factors. First, the First Priority Old Notes matured in 2011 and the Second Priority Old Notes would have matured in 2013. The terms of these notes materially restricted our ability to borrow additional funds. Second, we accrued approximately $359.7 million in total costs to launch and insure our Satmex 8 satellite, which was successfully launched in 2013. We also require additional funds to construct, launch and insure our Satmex 7 and Satmex 9 satellites.  Satmex 7 is intended to replace Solidaridad 2. As a consequence of the Eutelsat Acquisition, we expect to meet those cash requirements through financing obtained from Eutelsat.

The sale of all of our shares of capital stock as part of the Recapitalization Transactions resulted in a change in control of Satmex, such that it was substantially wholly-owned by Holdsat México and Investment Holdings BV (together the “investors”) until the acquisition of Satmex by Eutelsat. Accordingly, Satmex has applied push-down accounting for the effects of its acquisition by the collaborative investors on May 26, 2011.

Discontinued Operations

On October 25, 2013, Satmex entered into the Enlaces Sale Agreement with Axesat with respect to the sale of our direct and indirect equity interests in our wholly-owned subsidiary Enlaces, through which we offered broadband satellite services.  The Enlaces transaction is expected to close by the second half of 2014, subject to government and regulatory approvals and other customary conditions included in the Enlaces Sale Agreement.  Following the execution of the Enlaces Sale Agreement, we include the Enlaces results of operations as discontinued operations and the assets and liabilities associated with Enlaces as available for sale in our consolidated financial statements. For these reasons, Enlaces’ operations are no longer included within each individual line item of our consolidated financial information, but rather are presented in the statement of financial position.

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following discussions provide an analysis of our results of operations for the years ended December 31, 2013 and December 31, 2012.  The results for the year ended December 31, 2012 have been adjusted to remove the operations of Enlaces and to present such amounts within our discontinued operations.

Revenue

Revenue for 2013 was $132.9 million, compared to $133.2 million for 2012. The amount of revenue does not consider broadband satellite services previously provided by Enlaces for such period, due to the execution of the Enlaces Sale Agreement.  The net decrease was due to a decrease of $1.7 million in programming distribution services, which was partially offset by an increase of $1.4 million in fixed satellite services.

	Year ended December 31,
	2013	2012	Difference
Satellite services	$120,064	$118,669	$1,395
Programming distribution services	12,792	14,504	(1,712)
Total revenue	$132,856	$133,173	$(317)

(In thousands of U.S. dollars)

The net increase of $1.4 million in Satellite services was due to an increase of $9.5 million in new contracts, which was partially offset by a decrease of $2.0 million of net capacity contracted by existing customers, a decrease of $5.0 million in the amortization of the State Reserve due to changes in the fair value of the State Reserve given by push-down acquisition accounting and a net decrease of $1.1 million in expired contracts.

The decrease of $1.7 million in programming distribution services was due to a decrease of $2.2 million in revenues from existing customers (Comcast, Direct TV, Time Warner and CSC Holdings), which was partially offset by an increase of $0.5 million from Dish Networks customers.

Operating Costs and Expenses

Operating costs and expenses increased $60.6 million to $163.3 million in 2013 (123% of revenues), from $102.8 million for the same period in 2012 (77% of revenues). The table below sets forth the components of our operating expenses.

	Year ended December 31,
	2013	2012	Difference
Operating costs	$19,190	$20,261	$(1,071)
Selling and administrative expenses	84,890	18,383	66,507
Depreciation and amortization	59,253	64,130	(4,877)
Total operating expenses	$163,333	$102,774	$60,559

(In thousands of U.S. dollars)

Operating Costs

Operating costs for 2013 decreased $1.1 million to $19.2 million (14% of revenues) compared to $20.3 million in 2012 (15% of revenues). The table below sets forth the components of our operating costs

	Year ended December 31,
	2013	2012	Difference
Satellite services	$11,279	$11,821	$(542)
Programming distribution services	7,911	8,440	(529)
Total operating cost	$19,190	$20,261	$(1,071)

(In thousands of U.S. dollars)

Satellite services costs decreased $0.5 million to $11.3 million in 2013, from costs of $11.8 million in 2012, mainly due to a write-off in an amount of $2.6 million related to the ATP-S7 payment made to Loral in 2012 for the construction of the related satellite, which was partially offset by an increase of $1.6 million in satellite insurance costs in 2013.  The contract with Loral expired and the Satmex 7 satellite was manufactured by Boeing. The advance payment to Loral had been written-off and included as operating expenses in 2012.

Programming distribution services costs decreased $0.5 million to $7.9 million in 2013, from costs of $8.4 million in 2012, mainly due to a decrease of costs of programming of $0.7 million, which was partially offset by an increase in the cost of transmission of $0.2 million.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $66.5 million for a total of $84.9 million in 2013 (64 % of revenues), as compared to $18.4 million in 2012 (14% of revenues).

The increase in selling and administrative expenses can be attributable to the following:

•                  A significant increase due to the payment of bonuses during 2013, as well as the incurrence of transactions expenses as result of the sale of shares of Satmex to Eutelsat in an amount of $65.6 million, including professional fees and incentive bonuses;

•                  A decrease in professional fees of $1.1 million for matters other than the sale of shares of Satmex to Eutelsat;

•                  An increase in personnel costs of $1.0 million, due to an increase in salaries, severance, wage taxes and other benefits, mainly as a consequence of certain personnel restructuring in Satmex during 2013 and new hires in Alterna;

•                  An increase of $0.4 million in allowance for doubtful accounts in Satmex, due to the application of our internal policy relative to the allowance for doubtful accounts related to contracts regarding services; and

•                  An increase of $0.6 million in other expenses which include rent, travel expenses, maintenance, commercial agent fees and communications.

Depreciation and Amortization

Depreciation and amortization expense decreased $4.9 million, for a total of $59.2 million in 2013 (45% of revenues) compared to $64.1 million in 2012 (48% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Year ended December 31,
	2013	2012	Difference
Contract backlog	$22,467	$30,835	$(8,368)
Satmex 8	15,989	—	15,989
Satmex 6	17,320	17,320	—
Satmex 5	—	12,256	(12,256)
Concessions	1,580	1,580	—
Equipment for satellite, furniture and equipment and other	1,897	2,139	(242)
Total depreciation and amortization	$59,253	$64,130	$(4,877)

(In thousands of U.S. dollars)

The decrease in amortization of Contract backlog in 2013 was due to the maturity dates of contracts. Contract backlog is depreciated based on the life of the respective contracts rather than on a straight-line method. Therefore, yearly variances on amortization of Contract backlog will depend on the number of contracts in existence each year.

Operating Income (loss)

Our operating loss was $30.5 million in 2013, compared to operating income of $30.4 million in 2012.

Interest Expense, net and other

Total interest cost, net and other for the year ended in 2013 was $30.5 million, compared to $4.1 million in 2012. The table below set forth the components of our interest expense, net and other:

	Year ended December 31,
	2013	2012	Difference
Existing Notes interest	$35,962	$35,001	$961
Capitalized interest in Satmex 7	(7,468)	(1,175)	(6,293)
Capitalized interest in Satmex 8	—	(32,654)	32,654
Capitalized interest in Satmex 9	(1,889)	—	(1,889)
Amortization of deferred financing costs	3,199	3,171	28
Interest income	(194)	(197)	3
Net foreign exchange loss (gain)	(51)	(111)	60
Other commissions	924	89	835
Total interest expenses, net	$30,483	$4,124	$26,359

The increase of $26.3million in total interest expenses, net, was mainly due to Satmex’s ability to capitalize $33.8 million of interest costs incurred in 2012 as a result of the construction of Satmex 8, together with a higher interest expense incurred on the existing Notes. While we were able to capitalize interest costs incurred in connection with the construction of the Satmex 7 and Satmex 9 satellites, the amounts were not as significant as the amounts capitalized in connection with the Satmex 8 satellite.

Net Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of $0.05 million and of $0.1 million for the years ended 2013 and 2012, respectively. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Income Tax

In the past, Satmex has applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the Mexican laws enacted on December 31, 2009.  Additionally, through December 31, 2013, Satmex and its subsidiaries paid the higher of (i) the IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. In 2013, however, the Mexican government presented a proposed revenue package with significant tax law changes which became effective on January 1, 2014.  These changes included the elimination of the IETU and the confirmation of the corporate income tax rate for 2014 and thereafter at 30%.  As a result, Satmex determined its deferred income taxes at a rate of 30%. For the year ended in 2013, we recorded benefit income tax of $66.1 million on a loss before income taxes of $61.0 million, while for the same period in 2012 we recorded benefit income tax benefit of $14.5 million on an income before income taxes of $26.3 million. The increase in benefits during 2013 was mainly due to the elimination of the IETU. We believe the elimination of the IETU will allow us to recover certain income tax loss carry-forwards in the future.

Discontinued operations

Satmex recorded losses for discontinued operation for an amount of $7.1 million for the year 2013 compared to a gain of $0.6 million in 2012.  This was mainly due to a write-down of the net assets of Enlaces using a fair value of $5.8 million, as a result of recording a reduction on revenues mainly as a consequence of the termination of certain service contracts with Central American customers and with Globalstar.

Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.

As a result of the aforementioned factors, the net loss attributable to Satmex for the year of 2013 was $2.0 million, as compared to net income of $41.2 million for the same period in 2012.

Discussion of Historical Results of Operations

The following discussion provides an analysis of our results of operations for the year ended December 31, 2012 compared to the period from May 26, 2011 through December 31, 2011, both comprising the operations of the Successor Registrant. Given that the 2012 period is not comparable to the 2011 period as a result of our push-down accounting on May 26, 2011, we supplement this discussion with an analysis of our results of operations for the year ended December 31, 2012 compared to the results of operations on a pro forma basis for the year ended December 31, 2011, which immediately follows the historical analysis below.  Both discussions have been adjusted to consider the discontinued operations of Enlaces.

Historical results

During the period from May 26 to December 31, 2011, our satellite services revenues were $62,758 while our programming distribution services revenues were $7,563, which represented a decrease as a result of lower net capacity contracted by existing customers and expired contracts.

However, trends in our satellite revenues began to increase in 2012, as a result of new contracts and additional capacity contracted by existing customers, further enhanced by an increase in the state revenue amortization as a result of the change in its fair value from push-down accounting applied on May 26, 2011. During 2012, revenues from our satellite services were $118,669.

We also experienced slightly upward trends in our programming distribution revenues as a result of renewed services and the addition of new customers during the year more than offsetting expired contracts. For the year ended December 31, 2012, revenues from programming distribution services were $14,504.

During the period from May 26 to December 31, 2011, costs related to our satellite were $6,191 and costs related to our programming distribution services were $4,393.

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

Depreciation and amortization for the period from May 26 to December 31, 2011 was $45,824 and reflected our depreciation and amortization rates based on the fair values of assets and liabilities recognized as a result of push-down accounting. Depreciation and amortization was based on those same values during 2012. However, during 2012, Satmex 5 was fully depreciation through September 2012, resulting in proportionately slightly lower depreciation during 2012. This was partially offset by an increase in amortization of backlog directly as a result of the number of contracts in effect during the year. Depreciation and amortization was $64,130 during 2012.

Interest expenses during the period from May 26 to December 31, 2011 was $9,351 reflecting interest incurred on our New Notes, which significantly decreased our interest expense. In addition to a decreased contractual interest rate, we were able to capitalize our interest cost during that period, as well as during the full year ended December 31, 2012, to the construction costs of our Satmex 8 satellite. Interest expense for the full year ended December 31, 2012 was $4,122.

During 2012, we also recognized an income tax benefit, mainly stemming from the recognition of additional net operating losses during 2012, as a result of projections of future taxable income under the tax regimes to which we expect to be subject.

During the period from May 26 to December 31, 2011 the operations from our broadband satellite services component presented as a discontinued operation generate a loss of $381.. During 2012 the  operations of  this component generated an  income of $549.Broadband satellite service revenues were $7,433 in the period from May 26 to December 31,2011 and $10,945 for the year ended December 31, 2012 demonstrating a decrease in revenues as a result of expiring contracts in 2012.  Costs of broadband satellite services did not experience significant overall fluctuations during 2012, as such costs are directly associated with existing customers from prior years, and more importantly, the maintenance of the teleport and antennas, which did not fluctuate significantly during 2012. Broadband satellite services costs amounted to $1,388 from May 26 to December 31, 2011 and $3,151 during 2012.

Consolidated net loss during the period from May 26 to December 31, 2011 was $18,857 affected predominantly by reorganization expenses and interest on outstanding debt. Net income during the full year ended December 31, 2012 was $41.3 million, due to a decrease in our interest expense, the income tax benefit due to capitalize additional tax loss carryforwards and the increase in revenues, reduction in costs and expenses as described above.

Results of Operations for the Year Ended December 31, 2012 compared to the Pro Forma Results of Operations for the Year Ended December 31, 2011

The following discussion and analysis presents our results of operations for the year ended December 31, 2012 as compared to the pro forma results of operations for the year ended December 31, 2011.  We are presenting our discussion and analysis on a pro form basis to provide a more useful comparison of 2012 to 2011, which such years are currently not comparable, given the change in basis of accounting stemming from the push-down of acquisition accounting as a result of the Recapitalization Transactions. Our unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011, which have been adjusted to consider the discontinued operations of Enlaces and includes a description of the related pro forma adjustments, are as follows:

Purchase Accounting Adjustments:

	Predecessor				Successor
	Period from January 1, through May 25, 2011	Purchase Accounting Adjustments		Pro Forma for Period from January 1 through May 25, 2011	Period from May 26, 2011 through December 31, 2011	Pro Forma for the Year Ended December 31, 2011
Revenues
Satellite services net	$45,888	$(410	)(a)	$45,478	$62,758	$108,236

Programming distribution services	4,786	—		4,786	7,563	12,349

Total revenues	50,674	(410)		50,264	70,321	120,585
Costs and expenses:
Cost of satellite services	4,401	—		4,401	6,191	10,592

Cost of programming distribution services	2,625	—		2,625	4,393	7,018
Selling and administrative expenses	5,483	—		5,483	11,471	16,954
Depreciation and amortization	16,682	(1,699	)(b)	14,983	45,991	60,974
Recapitalization transaction	28,766	(28,766	)(c)	—	—	—

Total costs and expenses	57,957	(30,465)		27,492	68,046	95,538
Operating (loss) income	(7,283)	30,055		22,772	2,275	25,047
Interest expense, net and other	(19,298)	6,116	(e)	(13,182)	(9,351)	(22,533)

(Loss) income before income tax	(26,581)	36,171		9,590	(7,076)	2,514
Income tax expense	2,610	387	(d)	2,997	11,400	14,397

Net (loss) income before discontinued operations	(29,191)	35,784		6,593	(18,476)	(11,883)
Discontinued operations	431	(166)		265	(381)	(116)
Net (loss) income after discontinued operations	$(28,760)	$35,618		$6,858	$(18,857)	$(11,999)
Less: Net income attributable to non-controlling interest	3			3	25	28
Less: Net (loss) income attributable to Satélites Mexicanos S.A de C.V.	$(28,763)	$35,618		$6,855	$(18,882)	$(12,027)

(In thousands of U.S. dollars)

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

Pro forma adjustments to this line item do not include amortization related to certain contracted backlog that will expire within twelve months following the acquisition date of Satmex. Upon acquisition of Satmex, intangible assets related to contracted backlog were identified and pushed-down to Satmex’s consolidated balance sheet as of May 26, 2011. This backlog consists of multiple contracts with varying maturity dates, several of which mature within twelve months from the acquisition date of Satmex. Satmex has considered the amortization of these specific contracts as nonrecurring charges resulting directly from its acquisition. Given that the amortization of these contracts will be included in Satmex’s actual results within twelve months or less following the acquisition date, it has excluded such amortization from pro forma adjustments. Amortization related to these contracts, totaling $4,405 has been included in Satmex’s unaudited condensed consolidated statement of operations for the period from May 26, 2011 to December 31, 2011 (Successor Registrant), included within this annual report on Form 20-F. Likewise, amortization related to these contracts, totaling $1,175, was included in the historical results of Satmex for the period from January 1, 2011 to May 25, 2011 (Predecessor Registrant).

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

Revenue

Revenue for 2012 was $133.2 million, compared to pro forma revenue $120.6 million for 2011. The net increase was due to an increase in fixed satellite services of $10.4 million and an increase of $2.2 million in programming distribution services.

	Year ended December 31,
	2012	2011 (Pro forma)	Difference
Satellite services	$118,669	$108,236	$10,433
Programming distribution services	14,504	12,349	2,155
Total revenue	$133,173	$120,585	$12,588
	(In thousands of U.S. dollars)

The net increase of $10.4 million in Satellite services was due to an increase of $1.8 million in new contracts, an increase of $4.1 million of net capacity contracted by existing customers and an increase of $6.9 million in the amortization of the State Reserve due to the change in its fair value given the push-down of acquisition accounting, net of a decrease of $2.4 million in expired contracts.

The increase of $2.2 million in programming distribution services was due to an increase of $2.4 million in revenues from existing customers (Verizon, Dish Network, AT&T, and Comcast), partially offset by a decrease of $0.2 million from Direct TV customers.

Operating Costs and Expenses

Operating costs and expenses increased $7.2 million to $102.8 million in 2012 (77% of revenues) from pro forma operating cost and expenses $95.5 million for the same period in 2011 (79% of revenues). The table below sets forth the components of our operating expenses.

	Year ended December 31,
	2012	2011 (Pro forma)	Difference
Operating costs	$20,261	$17,610	$2,651
Selling and administrative expenses	18,383	16,952	1,431
Depreciation and amortization	64,130	60,973	3,157
Total operating expenses	$102,774	$95,535	$7,239
	(In thousands of U.S. dollars)

Operating Costs

Operating costs for 2012 increased $2.7 million to $20.3 million (15% of revenues) compared to pro forma operating costs $17.6 million in 2011 (15% of revenues). The table below sets forth the components of our operating costs:

	Year ended December 31,
	2012	2011 (Pro forma)	Difference
Satellite services	$11,821	$10,592	$1,229
Programming distribution services	8,440	7,018	1,422
Total operating costs	$20,261	$17,610	$2,651
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

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $1.4million, for a total of $18.4 million in 2012 (14% of revenues), as compared to pro forma costs of $17 million in 2011 (14% of revenues).

The increase in selling and administrative expenses can be attributable to the following:

•                  An increase in personnel costs and the 2012 performance bonus of $0.5 million, due to an increase of $0.6 million in salaries, severance, wage taxes and other benefits, due to the new executive hires in Alterna.

•                  An increase in legal and professional fees of $1.7 million due to normal course of business.

•                  A net decrease of $0.2 million in allowance for doubtful accounts, by the cancellation of the provision recognized in 2011, derived from the collection of the amount in December 2012 in Satmex.

•                  A net decrease of $0.7 million in other expenses which include commercial agent fees, travel expenses and lease payments.

Depreciation and Amortization

Depreciation and amortization expense increased $3.2million, for a total of $64.1 million in 2012 (48% of revenues) compared to pro forma depreciation and amortization of $61 million in 2011 (51% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Year Ended December 31
	2012	2011 (Pro forma)	Difference
Contract backlog	$30,835	$24,358	$6,477
Satmex 6	17,320	17,557	(237)
Satmex 5	12,256	16,130	(3,874)
Concessions	1,580	1,580	—
Equipment for satellite, furniture and equipment and other	2,139	1,348	791
Total depreciation and amortization	$64,130	$60,973	$3,157
	(In thousands of U.S. dollars)

The increase in amortization of backlog in 2012 is due to the maturity dates of contracts.  Backlog is depreciated based on the life of the respective contracts rather than based on a straight-line method.  Accordingly, depending on the number of contracts in existence in each year, amortization of backlog will vary from year to year.  The increase in the current year represents a larger amount of contracts in 2012, as well as an increase in the fair value of the intangible, based on the effects of push-down accounting applied in May 2011.  The decrease in depreciation of Satmex 5 was due to the fact that the satellite was depreciated in full 12 months in 2011, compared to nine in 2011.

Operating Income (Loss)

Our operating income was $30.4 million in 2012, compared to pro forma operating income of $20.1 million in 2011.

Interest Expense

Total interest cost for the year ended in 2012 was $4.1 million, compared to pro forma interest cost of $22.5 million in 2011. The table below set forth the components of our interest expense:

	Year Ended December 31
	2012	2011 (Pro forma)	Difference
Existing Notes interest	$35,001	$30,875	$4,126
Capitalized interest in Satmex 8	(32.654)	(10,391)	(22,263)
Capitalized interest in Satmex 7	(1,175)	—	(1,175)
Amortization of deferred financing costs	3,171	1,806	1,365
Interest income	(197)	(251)	54
Net foreign loss (gain)	(111)	423	(534)
Other commissions	87	71	16
Total interest expense, net	$4,122	$22,533	$(18,411)
	(In thousands of U.S. dollars)

The decrease of $18.4 million was mainly due to the ability of Satmex to capitalize $33.8 million of interest costs incurred in 2012 as a result of the construction of Satmex 8 and Satmex 7 together with a lower interest rate incurred on the existing Notes as compared to the First Priority Old Notes and the Second Priority Old Notes.

Net Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain for the year of 2012 of $0.1 million, and a pro forma foreign exchange loss of $.4 million in the same period of 2011. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the Mexican laws enacted on December 17, 2012. Satmex and its subsidiaries pay both (i) the business flat tax known as IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the year ended in 2012, we recorded deferred income tax benefit of $14.8 million on an income before income taxes of $26.5 million, while for the same pro forma period of 2011 we recorded a pro forma deferred income tax expense of $14.6 million on a pro forma income before income taxes of $2.6 million.  2012 yielded a negative “effective” income tax rate, principally arising from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU.

Based on tax projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

Satmex recognized a benefit in 2012 mainly related to its ability to capitalize additional tax loss carry forwards in 2012 based on the hybrid method of calculating its income taxes, as a result of its future income tax projections.  In determining the appropriate valuation allowance, management considers the fact that the Company’s deferred taxes are prepared on the hybrid method, given that in certain years it projects payment of ISR while in others, it projects payment of IETU.  Accordingly, due to the use of this method, certain tax loss carry forwards and credits on IETU losses may be excluded from or included in the deferred tax computation during those years in which the Company expects to pay IETU or ISR, respectively; the related allowance on deferred tax assets is also excluded from or included in the deferred tax computation.

Discontinued Operations

As previously discussed, due to the execution of the Enlaces Sale Agreement, our results of operations related to Enlaces’ broadband services are presented as discontinued operations. On a pro-forma basis, we recorded a decrease in revenue in an amount of $1.7 million in 2012 compared to the same period in 2011, mainly due to the termination of contracts with three customers for an amount of $2.9 million, which was partially offset by a new project which consists on sale of antennas to Wal Mart Centro América for $1.2 million.

Costs of Enlaces’ broadband services increased by $1.1 million during 2012, compared to 2011 pro-forma, mainly due to the cost of antennas and maintenance of teleport and installations during the year 2012.

Net Income Attributable to Satmex

As a result of the aforementioned factors, the net income attributable to Satmex for the year of 2012 was $41.2 million, as compared to a pro forma loss of $12.0 million for the same period in 2011.

Inflation and Foreign Exchange Fluctuations

During the years ended December 31, 2013, 2012 and 2011, the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.97%, 3.6%, and 3.8%, respectively. A portion of our expenditures, including capital expenses and satellite insurance, and our customer contracts are not directly affected by Mexican inflation because they are denominated in U.S. dollars. However, high inflation rates would affect Mexican peso-denominated expenses, such as payroll and rent. To the extent that the Mexican peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our Mexican peso-denominated expenses. We do not use foreign currency hedges.

The Mexican peso depreciated against the U.S. dollar by approximately 13.1% in 2011, appreciated against the U.S. dollar by approximately 6.9% in 2012, and depreciated against the U.S. dollar by approximately 0.5% in 2013. A substantial majority of our revenues are in U.S. dollars. As noted above, although many of our costs and expenses are also denominated in U.S. dollars, approximately 46% of our costs are in pesos. As a result, an appreciation of the peso against the U.S. dollar results in an increase in our expenses as reflected in dollars in our financial statements.

Backlog

The stability of our revenue and cash flows is supported by our multi-year contracts with non-governmental customers, which are typically three to five years in duration and U.S. dollar-denominated. Our backlog represents our expected future revenues from existing contracts (without discounts for present value). The value of our backlog represents the full service charge for the duration of the contract and does not include any termination fees or assume that any contract will be renewed beyond its stated expiration date. At December 31, 2013, our contracted FSS revenue backlog was approximately $416.8  million, or a multiple of approximately three times our FSS revenue for the year ended December 31, 2013. Of the approximate $416.8 million of backlog, we anticipate realizing approximately $96.3 million during 2014 and the remaining $320.2  million during 2015 and thereafter.

Liquidity and Capital Resources

We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. As a consequence of our operating activities, cash flow from operations improved from 2010 through December 31, 2013. As of December 31, 2013, we had cash and cash equivalents of approximately $29.8 million. However, our business is very capital intensive. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.

Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures, including capitalized interest for the continued development and construction of Satmex 8, Satmex 7 and Satmex 9 satellite programs were $103.0 million, $114.7 million, and $192.9 million for the years ended December 31, 2013, 2012, and 2011, respectively. Capital expenditures payments related to Satmex 8 were $19.3 million, $82.4 million and $192.9 million in 2013, 2012 and 2011, respectively. Capital expenditures for Satmex 7 were $65.6 million and $28.5 million in 2013 and 2012, respectively. Capital expenditures for Satmex 9 were $16.1 million and $3.8 million in 2013 and 2012, respectively.  The amounts incurred for all three satellites included $9.4 million and $33.8 million of capitalized interest costs in 2013 and 2012, respectively.  During the years ended December 31, 2013, 2012 and 2011, we invested $2.0 million, $1.5 million and $2.0 million, respectively, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Acquisition of property, furniture and equipment	$2.0	$1.5	$2.0
Construction of Satmex 7	65.6	28.5	—
Construction of Satmex 8	19.3	82.4	192.9
Satmex 9 satellite program	16.1	3.8	—
Total	$103.0	$116.2	$194.9
	(In millions of U.S. dollars)

We anticipate funding any future capital requirements, including the redemption of the outstanding Notes and the construction, launch and insurance of Satmex 7 and Satmex 9, from financing provided by our parent Eutelsat through equity issuances and, to a lesser extent, cash flow from operations.  See “Item 3. Key Information —Risk Factors — We depend on Eutelsat’s financing to redeem the Notes and to finance the construction and launch of Satmex 7 and Satmex 9.”

We had $4.9 million in restricted cash at the end of 2012, which was released in 2013.

Sources and Uses of Cash

The following table sets forth our major sources and (uses) of cash for each period as set forth below:

		Year Ended December 31,
	Year Ended	Year Ended	May 26 –	January 1, -
	December 31,	December 31,	December 31,	May 25,
	2013 Successor	2012 Successor	2011 Successor	2011 Predecessor
Cash flows of continued operations:
Net cash provided by (used in) operating activities	$26.2	$80.9	$31.7	$7.2
Net cash used in investing activities	(104.3)	(121.1)	(151.9)	(42.9)
Net cash provided by (used in) financing activities	40.0	34.4	(148.5)	306.7

Cash flows of discontinued operations:
Net cash provided by (used in) operating activities	$(1.4)	$1.5	$—	$—
Net cash used in investing activities	(0.2)	(0.5)	(0.2)	(0.1)
Net cash provided by (used in) financing activities	(2.4)	—	—	—
	(In millions of U.S. dollars)

Operating Activities

Operations for year 2013 generated $26.2 million in positive cash flow. This was driven by an income of continuing operations of $5.1 million, which includes certain significant non-cash expenses, mainly $59.3 million of depreciation and amortization. Changes in operating assets and liabilities also resulted in positive cash flows of $40.6 million.

Our operations for the year ended December 31, 2012 generated $80.9 million in positive cash flow. This is principally given that our net income is comprised of certain significant non-cash expenses, including $65.0 million of depreciation and amortization, net of a deferred IETU/ISR benefit of $14.8 million as a result of additional tax loss carry forwards recognized in 2012 as a result of tax projections that will permit the Company to recover the benefit of such losses in the future.

Notwithstanding our net loss, our operations for the period from January 1, 2011 to May 25, 2011 generated $7.3 million in positive cash flow while our operations for the period from May 26, 2011 to December 31, 2011 generated $31.7 million in positive cash flow. This is due to the fact that our net loss is comprised of certain significant non-cash expenses, principally $17.0 million and $46.5 million of depreciation and amortization for the periods from January 1, 2011 to May 25, 2011 and May 26, 2011 to December 31, 2011, respectively.

Investing Activities

Our net cash used in investing activities for the year ended December 31, 2013 primarily resulted from the payments associated with the construction program for satellites Satmex 7, Satmex 8 and Satmex 9, and from our capital investments in infrastructure, vehicles, and electronic, data and processing equipment.

Our net cash used in investing activities for the year ended December 31, 2012 primarily resulted from the payments associated with the construction program for satellites Satmex 7, Satmex 8 and F4, and our investments made in infrastructure, vehicles, and electronic, data and processing equipment.

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

Financing Activities

Our net cash provided by (used in) financing activities for the year ended December 31, 2013 was $44.1 million, which were primarily due to equity contributions by Eutelsat.

Our net cash provided by (used in) financing activities for the year ended December 31, 2012 was $34.5 million and reflects the issuance of senior secured notes in the amount of $35.0 million, net of payment of deferred financing costs of $1.2 million.

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

We believe that the equity contributions to be made by Eutelsat, together with the funds from operations and short term financing, will be enough to meet our cash requirements for 2014, including for the redemption of the Notes and the completion of the construction of the Satmex 7 and Satmex 9 satellites.

Financing Agreements

New Notes

Background.  On May 5, 2011, Satmex Escrow, our then wholly-owned subsidiary which was merged into us on May 26, 2011, issued the New Notes in a private placement.  On May 26, 2011, we and certain of our subsidiaries entered into an Assumption Indenture under which we assumed all of the obligations of Satmex Escrow under the New Notes and the Indenture pursuant to which they were issued.  In connection with that issuance, Satmex Escrow entered into a registration rights agreement in which we agreed, among other things, to exchange the New Notes for new registered notes, identical in all material respects to the New Notes.  On October 28, 2011, we completed the exchange offer.

On January 31, 2014, Satmex caused The Depository Trust Company, as holder of record of the Notes, to be notified of Satmex’s Offer to Purchase.  The offer is being made as a result of the change of control that occurred in connection with the Eutelsat Acquisition in satisfaction of Satmex’s obligation under Section 4.15 of the indenture governing the notes, dated as of May 5, 2011 by and between Satmex and Wilmington Trust, National Association.  For more information on the Offer to Purchase, see our report filed on Form 6-K on February 4, 2014.  The Offer to Purchase expired on March 3, 2014 and the total amount of outstanding Notes repurchased was $44,000.

On April 11, 2014, Satmex notified its note holders of the Early Redemption. Eutelsat is expected to provide the funds required to redeem the Notes through an equity contribution to be made in Satmex using proceeds from the issuance made by Eutelsat in December, 2013, of 6-year senior unsecured bonds for a total of €930 million at a 2.625% coupon (for more information regarding the Early Redemption, please see “Recent Developments” and our report filed on Form 6-K on April 11, 2014). We expect that no New Notes will remain outstanding upon completion of the Early Redemption.

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

Security.  The New Notes and the guarantees are secured, equally and ratably with all of our and the guarantors’ other first lien obligations, by a first priority lien on substantially all of the Guarantors’ assets, including the pledge of 100% of all outstanding equity interests of each Guarantor, subject to certain exceptions and permitted liens.  Upon the successful launch of Satmex 7 and its placement in the orbital slot previously occupied by Solidaridad 2 and currently occupied by Satmex 5, the lien on the concession for such orbital slot shall be released.

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

Change of control.  Upon occurrence of a change of control, we will be required to commence and consummate an offer to purchase all of the New Notes then outstanding at a purchase price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase.  In connection with the Eutelsat Acquisition, Satmex has commenced an offer to purchase all of the outstanding New Notes. The Offer to Purchase expired on March 3, 2014 and the total amount of outstanding Notes repurchased was $44,000.

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

On January 31, 2014, Satmex commenced the Offer to Purchase.  See “—New Notes”. The Offer to Purchase expired on March 3, 2014 and the total amount of outstanding Notes repurchased was $44,000.

As part of the Early Redemption, the outstanding Additional Notes not repurchased by us pursuant to the Offer to Purchase will also be redeemed on May 15, 2014.

Contractual Obligations

The following table shows our aggregate contractual obligations as of December 31, 2013:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:
Debt and related interest accrued as of December 31, 2013(1)	$479,700	$34,200	$68,400	$377,100	$—
Construction, launch and insurance Satmex 7	79,580	79,580	—	—	—
Construction, launch and insurance Satmex 9	177,234	112,553	64,681	—	—
Operating leases(2)	3,254	719	1,359	1,176	—
Other long-term obligations(3)	5,140	514	1,028	1,028	2,570
Other commercial commitments(4)	3,372	2,353	734	285	—
Total contractual cash obligations	$748,280	$229,919	$136,202	$379,589	$2,570

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

In addition to the contractual obligations discussed in the table above, other obligations may result from decisions taken under the Satmex 7 Program Agreements with Boeing and ABS, as discussed in Our Satellites — Future Satellites (Satmex 7 and Satmex 9).  As these are contingent upon the occurrence of certain events or actions taken by any of the parties to the agreements, we have not included any amounts within the table above.

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

The design lives of our in-orbit satellites were:

Satellite	Design Life
Satmex 8	15.0 years
Satmex 6	15.0 years
Satmex 5	15.0 years

The estimated remaining economic lives of our in-orbit satellites, as of December 31, 2013, were:

Satellite	Remaining Economic Life
Satmex 8	21.93 years
Satmex 6	9.39 years
Satmex 5	7.65 years(1)

(1)         In December 2012, the remaining economic life was updated by Satmex based on the Propellant Gauging System study conducted by COMSAT Technical Services.  As result of the analyses, the remaining economic life of Satmex 5 was 0.76 years from December 31, 2012. On May 8, 2013 Satmex 5 began operations in inclined orbit at orbital slot 114.9° W.L, and, as of December 31, 2013, has a three-sigma worst case remaining propellant life of 7.65 years.

Satmex 6 and Satmex 8 are being depreciated over their estimated useful lives commencing on their in-orbit service dates of July 1, 2006 and November 30, 2013, respectively. On January 27, 2010 satellite Satmex 5 experienced the total failure of its XIPS and consequently its expected economic life was reduced. The net effect of the Satmex 5 depreciation adjustment in 2010 was $6.4 million. In November 2013, Satmex 5 was placed in inclined orbit at orbital slot 114.9° W.L. Satmex 5 was fully depreciated for accounting purposes in 2012. The satellite manufacturers provide the propellant mass and estimated lifetime when the satellites are handed over at the end of the orbit testing. To estimate the remaining fuel, the bookkeeping method is used, which consists of subtracting from the propellant mass the fuel used after each maneuver executed.

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

The significant assumptions we used in our undiscounted cash flow model with respect to our intangible concession assets consider the operation of three satellites. In order for that to occur we must successfully complete the construction, launch, operation and insurance of Satmex 7. Satmex 7 will occupy the orbital slot previously occupied by Solidaridad 2 and currently occupied by Satmex 5. Our analysis did not result in the impairment of any of our satellites or long-lived assets.

Income Tax

We recognize deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes, books and records are maintained in Mexican pesos, the Spanish language and Mexican Financial Reporting Standards. The IETU previously required our management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. As a result of the Mexican tax reform that took place in 2013, the IETU was eliminated. Deferred income tax assets are also recognized for the estimated future effects of tax loss carry forwards and asset tax credit carry forwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Such financial forecasts were based on our management’s best estimate of the taxable income of Satmex and its subsidiaries. The forecasts and projections are sensitive to operational and financial changes that Satmex and its subsidiaries might experience in the future. If, as a result of unforeseen circumstances during a certain period, Satmex or any of its subsidiaries incur a tax different than forecasted and such circumstances are considered temporary or circumstantial, we shall continue to recognize the deferred tax based only on its original forecast. Based on our projections of anticipated tax liability, we estimate that the tax loss carry forwards will not be fully utilized before their expiration.

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regards to future realization of deferred tax assets. The Company assesses the recoverability of its tax loss carryforwards and other deferred tax assets and based upon this analysis records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2013 and 2012, Satmex had a valuation allowance of an amount of $87.4 million and $50.1 million, respectively, against deferred tax assets and tax loss carryforwards due to the limited carryforward periods.  As a result of the elimination of the IETU in the Mexican tax reform that took place in 2013, deferred IETU was eliminated, which would now allow us to benefit from tax loss carryforwards and other deferred tax assets that were considered unrecoverable. Accordingly, deferred income taxes reflect the recognition of those future benefits from tax loss carryforwards and other assets.

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

Accounting Pronouncements

a.                            Recently adopted accounting pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). Satmex adopted this ASU in 2013, and the adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosure.

In July 2012, the FASB issued ASU 2012-02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This update amends ASU 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test.  The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosure.

b.                            Recently issued accounting pending adoption

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

The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013. This ASU will be adopted in the 2014 fiscal year.

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Arising from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The amendments in this ASU require an entity to measure joint and several obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The amendments in this guidance are effective for fiscal years beginning after December 15, 2014.  The Company is currently evaluating the effects of adopting this ASU.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.  This ASU offers guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The Company will adopt this ASU prospectively in the 2015 fiscal year.

In April 2013, the FASB issued ASU No. 2013-7, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. The amendments of this ASU require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception. In addition, this ASU provides guidance for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The Company is currently evaluating the effects of adopting this ASU.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The guidance states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward to the extent that, among others, the tax law of the applicable jurisdiction allows for the use of such tax assets to settle any additional income taxes that would result from the disallowance of a tax position. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2014. Early adoption is permitted. The Company is currently evaluating the effects of adopting this ASU.

ITEM 6. Directors, Senior Management and Employees

Directors of Satmex

Management of our business is vested in our board of directors. On July 31, 2013, Satmex announced that its then shareholders had signed a Securities Purchase Agreement under which Eutelsat would acquire 100% of the share capital of Satmex in an all-cash transaction for US$831 million and the assumption of the company’s outstanding net debt. On January 1, 2014, after having obtained all required government and regulatory approvals, 100% of the share capital of Satmex was successfully acquired and transferred to Eutelsat.  Our bylaws were amended and restated as of December 30, 2013. Our bylaws, effective from January 1, 2014, provide for a four member board of directors.

Directors are elected and ratified at each annual ordinary general meeting of shareholders and each services until a successor is elected and takes office.  The main duties of our board of directors include the approval of our business strategy.

The shares of the capital stock of Satmex may be freely subscribed or acquired by any individual or entity, including foreign investors. All shares confer the same rights and obligations to their holders (except for those that may be issued pursuant to the resolution of the General Extraordinary Shareholders’ Meeting). Satmex may not issue non-voting shares. The General Extraordinary Shareholders’ Meeting may resolve, among other things, on the issuance of series of shares and the rights and/or obligations that such shares will confer or require from its holders.

Since January 1, 2014, and in connection with Eutelsat acquisition, our board of directors has been chaired by Mr. Michael de Rosen and consists of four directors appointed by Eutelsat. The members and non-members of our board of directors are as follows:

Members of Satmex Board

Proprietary Member	Position	Age
Michael de Rosen	Member	63
Michel Azibert	Director	58
Antoine Castarède	Director	52
Patricio Northland	Director	58
Iris Sánchez Gutiérrez Gómez	Secretary non-member	32

Senior Management of Satmex

Name	Position	Age	Period of Service
Patricio E. Northland	Chief Executive Officer	58	Since April 2008
Dionisio Manuel Tun Molina	Vice President of Engineering and Satellite Operations	51	Since May 2006
Juan Crisostomo Antonio García-Gayou Facha	Chief Financial Officer	43	Since September 2012
Javier A. Recio	Vice President of Sales and Marketing	41	Since October 2011
José Ignacio González Núñez	Vice President Business Development	47	Since March 2014
Alejandro Camberos Chacón	Director Strategic Planning	44	Since July 2007
Verónica Calvillo Álvarez	Director Human Resources	36	Since June 2012

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

Juan Crisostomo Antonio García-Gayou Facha. Mr. García-Gayou was named Chief Financial Officer in September 2012. Prior to joining Satmex, Mr. García-Gayou served as Chief Financial Officer for ICA Infraestructura, which is the long term investments division at Empresas ICA, a major construction and engineering holding in Mexico. Mr. García-Gayou also served as Director of Finance at Thomson Reuters. Mr. García-Gayou holds a B.S. in Industrial Engineering from Universidad Nacional Autónoma de México, a B.S. in Economics from Instituto Tecnólogico Autónomo de México, and an M.B.A. from MIT Sloan School of Management.

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

José Ignacio González Núñez. Mr. González Núñez is Vice President Business Development and International Regulation at Satmex since March 2014. He has twenty years of managerial experience in the telecommunications and space sectors, completed in international contexts filling from technical, commercial and business development positions. He joined Eutelsat in 1997 and was in charge of Business Development and Marketing as well as for sales in Spain and Latin America. Following the Eutelsat strategic investment in Hispasat, between 2001 and 2003, he was appointed Deputy CEO and Commercial and Marketing Director at Hispasat, where his main achievement was the expansion of Hispasat’s business towards the America with the implementation of the so-called Amazonas project. Since 2008, he has served as the Chief Risk Officer and Member of the Management Committee of the group. Prior to this position, he was the Regional Director for Spain and Latin America and Advisor to the CEO. He graduated in Telecommunications Engineering at the Universidad Politécnica de Madrid (Spain, 1990), and achieved a Master of Science with Honors in Aerospace Technology and Satellite Communications from the University College of London (UK, 1991). He also holds a Master of Business Administration from the IE Business School in Madrid (Spain, 1997) and in Marketing from INSEAD (France, 1999).

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

Verónica Calvillo Álvarez. Ms. Calvillo joined Satmex in June 2012 as Human Resources Director. Prior to joining Satmex, she served as Human Resources Manager at Wal-Mart de México, S.A.B. de C.V.(WALMEX). She has more than 10 years of experience in various areas of Human Resources, such as personnel, payroll, organizational development, and compensation. Ms. Calvillo holds a B.S. in Finance and MSC in Project Management by the Universidad Tecnológica de México.

As of the date of this annual report on Form 20-F, we do not have a General Counsel.

Audit and Compensation Committee

In connection with the restructuring of our governance subsequent to the Eutelsat Acquisition, we dissolved our Compensation and Audit Committees.

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

For the year ended December 31, 2013, the aggregate senior management compensation for services in all capacities, including performance bonuses and severance payments to executives, was approximately $3.2 million.

Our sales personnel’s performance bonuses, including that of our Vice President of Sales, are based on certain sales objectives and are reviewed and paid three times a year to personnel active as of the date of payment. As of December 31, 2013, we paid or accrued $0.5 million for the performance bonuses of our sales personnel.

During 2013, we paid members of our board of directors for their attendance at board of directors meetings an aggregate amount of $0.2 million.

ITEM 7. Major Shareholders and Related Party Transactions

Since January 1st, 2014, the capital stock of Satmex has been held as follows:

Shareholders	Minimum Fixed Capital Stock Class I	Variable Capital Stock Class II	Total	%
Holdsat México S.A.P.I de C.V.	50,000	6,580,000	6,630,000	4.846%
Satmex International B.V.		123,240,990	123,240,990	90.09%
Eutelsat SA		6,933,124	6,933,124	5.068%
Subtotal	50,000	136,754,114
TOTAL		136,804,114		100%

Related Party Transactions

Prior to the completion of the Recapitalization Transactions, the Mexican Government and Loral Skynet Corporation were shareholders of Satmex.  After the completion of the Recapitalization Transactions, these entities are no longer considered related parties.

Mexican Government

As part of the Orbital Concessions, we are required by the SCT to allocate 362.88 MHz (156.11 MHz in C-band and 206.77 MHz in Ku-band) of capacity to the Mexican government, free of charge, for national security and certain social services. In the case of future satellites, the capacity reserved for the Mexican government will be defined according to applicable law and regulations. Under the terms of the Property Concession, we pay to the government an annual rental fee of 7.5% of the value of the property on which our Primary and Alternate Control Centers are located. The value of the property was originally determined in the Property Concession and that amount has been increased annually consistent with changes in the Consumer Price Index. Pursuant to the terms of our Property Concession, a new appraisal of the value of the property must be performed every five years. The appraisal is performed by the Ministry of Internal Control. The appraisal must be based on the value of the property at the time of our privatization, without taking into account any subsequent improvements to the property after such delivery. For 2010, 2011, 2012, and 2013, our rental expense under our Property Concession was $480,434, $507,466, $496,335, and $528,388 respectively.

For 2011, 2012, and 2013 service revenue from related parties and the Mexican government amounted to $7.2 million, $16.3 million, and $10.8 million respectively.

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

ITEM 8. Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this annual report on Form 20-F.

Significant Changes

As of May 26, 2011, the Recapitalization Transactions were given effect. See “Explanatory Note” on page ii of this annual report on Form 20-F.

Legal Matters

On January 2, 2012, Enlaces filed an executive commercial lawsuit (Juicio Ejecutivo Mercantil) against Globalstar for the payment of an outstanding amount equal to US$863,690.55 resulting from services provided by Enlaces to Globalstar in connection with a Broadband and Internet Connectivity Services Agreement entered into by the parties on May 5, 2006. The trial was admitted by the Sixteenth Civil Court of the Federal District under docket 9/2012. On January 17, 2012, the court summoned Globalstar and ordered the seizure of certain of Globalstar’s assets to potentially satisfy the amount owed by Globalstar to Enlaces. On March 30, 2012, the court requested each party to present their closing arguments (final positions) so that the court could issue its judgment in the first instance judgment. On April 26, 2012 the court in the first instance required Globalstar to pay Enlaces the amount of (i) USD $863,690.55 (ii) moratorium interest to a 6% annual rate and (iii) costs and expenses incurred (“First Instance Judgment”). On May 10, 2012 Enlaces presented an appeal to such First Instance Judgment requesting Globalstar to pay interest to the mutually agreed rate. Also, on May 15, 2012, Globalstar presented an appeal to the First Instance Judgment. This case was settled with Globalstar on April 29, 2013.

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

ITEM 9. Not Applicable

ITEM 10. Additional Information

Share Capital

The shares of the capital stock of Satmex may be freely subscribed or acquired by any individual or entity, including foreign investors. All shares confer the same rights and obligations to their holders (except for those that may be issued pursuant to the resolution of the General Extraordinary Shareholders’ Meeting). Satmex may not issue non-voting shares. The General Extraordinary Shareholders’ Meeting may resolve, among other things, on the issuance of series of shares and the rights and/or obligations that such shares will confer or require from its holders.

Articles of Incorporation

Set forth below is a summary of our Bylaws. This may not contain all of the information that is important to you. We refer you to an English translation of our Bylaws, effective January 1, 2014. Our Bylaws were amended on September 30, 2011, and further amended on January 1, 2014.

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

Domicile

The domicile of the Corporation is Mexico City, Federal District; however, the Corporation may establish agencies, branches, warehouses and/or offices elsewhere within or outside Mexico, and submit to conventional domiciles, without the Corporation’s domicile being changed thereby.

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

Shares

The common shares of the corporate capital are divided into three series, as follows:

The shares of the capital stock of the Corporation may be freely subscribed or acquired by any individual or entity, including foreign investors.

The Extraordinary General Shareholders’ Meeting may adopt resolutions on the issuance of series of shares, which may confer to their holders the rights and/or obligations determined by such Extraordinary Shareholders’ Meeting.

All shares shall confer the same rights and obligations to their holders (except for those that may be issued pursuant to the resolution of the Extraordinary General Shareholders’ Meeting in terms of the previous paragraph). The Corporation shall not issue non-voting shares.

Share Certificates

The shares are indivisible and shall be represented by provisional or permanent certificates, covering one or more shares.

Increases and Decreases in Corporate Capital

The corporate capital of Satmex may be increased or decreased pursuant to the following rules:

Increases.  Subject to the provisions of paragraph 2 below, the General Extraordinary Shareholders’ Meeting shall discuss and resolve any increases to the capital stock of the Corporation, whether in the fixed portion (Shares Class “I”) or the variable portion (Shares Class “II”), and the manner and terms in which the issuance, subscription and payment of shares shall be made.  Any increase in the fixed portion of the capital stock shall require an amendment of Article Sixth of these By-laws.  In the event of an increase of the variable portion of the capital stock, it will not be necessary to notarize or register the minutes of the corresponding Meeting.

Increases of the capital stock shall be recorded in the Book of Capital Variations which shall be maintained by the Corporation in accordance with the provisions of the General Corporation and Partnership Law.

In the case of an increase of the capital stock, the shareholders shall have a preemptive right to subscribe shares issued as a result of such increase, in proportion to the number of shares held by each shareholder at that time of the corresponding increase pursuant to the provisions of Article 132 (one hundred and thirty two) of the General Corporation and Partnership Law.  The shareholders shall exercise such right within a period of 15 (fifteen) calendar days following the date of publication of the corresponding call to the shareholders in the Official Gazette of the Federation (Diario Oficial de la Federación) or in one of the newspapers with the greatest circulation in the corporate domicile of the Corporation; provided, however, that if at the corresponding Shareholders’ Meeting is present or duly represented the totality of the capital stock of the Corporation, the publication of the aforementioned call will not be necessary and, therefore, the 15 (fifteen) calendar-day period will commence from the date of the corresponding Meeting.

Considering that the shares of the Corporation do not have par value, it will not be necessary to issue new share certificates as a result of an increase of the capital stock for capitalization of premiums on shares, capitalization of withheld profits or capitalization of reserves for valuation or revaluation, unless so required by the General Extraordinary Shareholders’ Meeting approving the relevant increase or as required pursuant to the provisions of Article 210-Bis of the General Law of Negotiable Instruments and Credit Operations.

No new shares may be issued until all the shares previously issued shall have been fully subscribed and paid.

SCT Approval. Any subscription for shares of the corporate capital of Satmex that, in any transaction or series of transactions, represents 10% or more of the corporate capital existing at that time, is subject to the following rules:

a.                                      The Corporation shall provide notice to the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) of the persons (each an “Interested Person”) interested in subscribing the shares being issued as a result of the relevant increase.  Such notice shall be in writing and shall include information on each Interested Person, provided that, if any Interested Person is not an individual, sufficient information shall be provided to the Ministry to identify the person or persons that, direct or indirectly, hold 10% (ten percent) or more of such Interested Person except if such Interested Person is a retirement fund manager or an investment fund;

b.                                      The Ministry of Communications and Transportation shall have the right to object the relevant transaction, for justified cause, provided that such objection shall be made within a period of 30 (thirty) calendar days from the date of receipt of the relevant notice from the Corporation;

c.                                       If the Ministry of Communications and Transportation does not object the relevant transaction within the aforementioned 30 (thirty) calendar-day period, the transaction shall be deemed authorized; and

d.                                      Only those transactions referred that are not objected by the Ministry of Communications and Transportation may be recorded in the Shares Registry Book of the Corporation.

The notice and authorization requirements mentioned in the preceding paragraphs shall not apply to the subscription of limited-voting shares issued pursuant to the provisions of Article 113 (one hundred and thirteen) of the General Corporation and Partnership Law, or in the event of subscription of shares by the shareholders of the Corporation when the proportion of the participation of such shareholders in the capital stock of the Corporation is not modified.

Decreases.  The General Extraordinary Shareholders’ Meeting shall discuss and resolve decreases to the capital stock of the Corporation in the minimum fixed portion (Shares Class “I”), and the General Ordinary Shareholders’ Meeting shall discuss and resolve decreases to the capital stock in the variable portion (Shares Class “II”).  Any decrease in the minimum fixed portion of the capital stock shall require an amendment of Article Sixth of these By-laws.  In the case of a decrease in the variable portion of the capital stock, it will not be necessary to notarize or register the minutes of the corresponding Meeting.

Decreases of the capital stock shall be recorded in the Book of Capital Variations which shall be maintained by the Corporation in accordance with the provisions of the General Corporation and Partnership Law.

The capital stock of the Corporation may be decreased to absorb losses, reimburse shareholders for their equity contributions, to release shareholders from payments not effected or upon exercise of the separation rights of the shareholders provided in Article 206 (two hundred and six) of the General Corporation and Partnership Law.

In the event of a decrease in the minimum fixed portion of the capital stock, the provisions of Article 9 (nine) of the General Corporation and Partnership Law shall be followed, unless the relevant decrease is made through the absorption of losses.

In no event may the capital stock be decreased to less than the minimum required by law.

Right of Withdrawal and Transfer of Shares

The shareholders of the Corporation may not sell, transfer, assign, grant in collateral or grant guarantee of any kind, or dispose in any other manner of (whether by mandate of law or in any other way, including as a result of a merger or acquisition (each one, individually, a “Transfer”)) any share property of the respective shareholders, except for (i) when such Transfer is previously approved, to the extent that is required, by the competent authorities that govern the activities of the Corporation, including, but not limited to, the Ministry of Communications and Transports, in terms of the applicable provisions of the Federal Telecommunications Law, and other competent authorities, in Mexico and/or abroad; and (ii) when such Transfer does not cause a breach by the Corporation, or its subsidiaries, of their contractual obligations under debt instruments issued by the Corporation or any other agreement or instrument entered by the shareholders of the Corporation or with third parties. Any attempt of Transfer of shares issued by the Corporation, in contravention of the provisions of this clause shall be deemed void and without any legal effect, and the Corporation shall not register such Transfer in the Shares Registry Book of the Corporation. All authorized acquirers in terms of paragraphs (i) and (ii) above shall execute any agreement among shareholders (or similar) which has been subscribed by the shareholders of the Corporation, where appropriate, to the effects herein described and will be subject to the same terms and conditions as the transferring shareholders.

Shareholders’ Meetings

Authority.  The Shareholders’ Meeting shall be the supreme authority of the Corporation and shall have the broadest powers to determine and ratify all kinds of acts and operations of the Corporation.  Resolutions taken by the Shareholders’ Meeting shall be carried out by the persons designated by it, and such resolutions shall bind all shareholders, even those absent from the Shareholders’ Meeting or casting a dissenting vote thereat.  In any case, dissenting shareholders shall have the rights of opposition conferred upon them under the General Corporation and Partnership Law.

Ordinary, Extraordinary and Special Meetings.  Shareholders’ Meetings shall be General Ordinary, Extraordinary, and Special.

1.                                      A General Ordinary Shareholders’ Meeting shall be held within 4 (four) months following the end of each of the Corporation’s fiscal years to consider the following matters:

a                                         Discuss, approve or amend the report rendered by the Board of Directors pursuant to the provisions of Article 172 (one hundred and seventy two) of the General Corporation and Partnership Law, taking into consideration the report of the Statutory Auditors;

b                                         Discuss, approve or amend the annual report rendered by the Audit and Compensations Committees, as applicable;

c                                          If necessary, appoint the members of the Board of Directors and Statutory Auditors and their respective alternates, if any; and

d                                         Determine the compensations payable to the members of the Board of Directors and the Statutory Auditors and their respective alternates, if any, taking into account the proposal of the Compensations Committee, if it exists.

2.                                      General Ordinary Shareholders’ Meetings may be convened at any time to discuss any matter not reserved to the General Extraordinary Shareholders’ Meeting pursuant to Article 182 (one hundred and eighty two) of the General Corporation and Partnership Law or these By-laws.

3.                                      Matters reserved to the General Extraordinary Shareholders’ Meetings are:

a                                         Extension of the term of the Corporation;

b                                         Voluntary dissolution and liquidation of the Corporation;

c                                          Increases and decreases of the fixed capital stock of the Corporation;

d                                         Change in the corporate purpose of the Corporation;

e                                          Change of the Corporation’s nationality or restructure modifying its nationality (including establishing its domicile abroad);

f                                           Transformation of the Corporation;

g                                          Merger of the Corporation with another entity;

h                                         Spin-off of the Corporation;

i                                             Issuance of preferred stock or different classes of series or sub-series of shares;

j                                            Redemption by the Corporation of its own shares and issuance of dividend certificates;

k                                         Issuance of bonds;

l                                             Any amendment to the By-laws of the Corporation;

m                                     Redemption of shares or other securities; and

n                                         Any other matters for which applicable Mexican laws or these By-laws specifically require it.

4.                                      Shareholders’ Meetings called to discuss any matter affecting one series of shares in particular shall be considered a Special Meeting.

Calls for Shareholders’ Meetings.  Shareholders’ Meetings shall be held at the corporate domicile of the Corporation, except in case of acts of God or force majeure.  Both General Ordinary and Extraordinary

Shareholders’ Meetings shall be held whenever they are called by (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, or (iv) by any Statutory Auditor of the Corporation.

Any shareholder or group of shareholders holding at least 33% (thirty three percent) of the fully paid issued shares of the Corporation having a right to vote, may request in writing at any time to the Board of Directors or the Statutory Auditors to call a Shareholders’ Meeting to discuss the matters specified in the relevant request.  Any shareholder shall have the same right in any of the cases provided for in Article 185 (one hundred and eighty five) of the General Corporation and Partnership Law.  If (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, or (iv) any Statutory Auditor, as the case may be, refuses to make the call or otherwise fails to make such call within 15 (fifteen) calendar days after receipt of the relevant request, the shareholder requesting the call shall have the power to request the competent judicial authority of the corporate domicile of the Corporation to make such call pursuant to the provisions of Article 184 (one hundred and eighty four) of the General Corporation and Partnership Law.

The calls for both General Ordinary and Extraordinary Shareholders’ Meetings shall be signed by the person making the call, in the understanding that, if made by the Board of Directors, it shall contain the signature of the Secretary (or its alternate, if any).  Calls shall specify the place, date and hour of the Shareholders’ Meeting, shall include the agenda, shall clarify if it is held pursuant to first or subsequent call, and shall be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the daily newspapers of greatest circulation in the corporate domicile of the Corporation, at least 15 (fifteen) calendar days before the date scheduled for the Meeting.  Shareholders’ Meetings may be validly held without the need of a prior call or publication whenever all the shares having a right to vote on the relevant matter are present or represented thereat.

Quorum Requirements.  (a) To be valid, General Ordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first call when the simple majority of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat.  Resolutions taken at General Ordinary Shareholders’ Meetings shall be valid when adopted by the favorable vote of at least the majority of the shares present or represented thereat.

(b)                                 General Extraordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first call when at least 75% (seventy five percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat.  General Extraordinary Shareholders’ Meetings held pursuant to a second or subsequent call shall be regarded as legally convened if at least 50% (fifty percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat.  Resolutions taken at General Extraordinary Shareholders’ Meetings shall be valid when taken by the favorable vote of, at least, half of the capital stock of the Corporation.

Article Sixteenth.  Admission to Shareholders’ Meetings. Only those shareholders recorded in the Shares Registry Book of the Corporation shall be admitted at Shareholders’ Meetings.

Shareholders may be represented at Shareholders’ Meetings by one or more persons appointed by means of a proxy letter, signed before two witnesses, or having sufficient authority pursuant to a power of attorney granted in accordance with applicable law.  The members of the Board of Directors and the Statutory Auditors may not represent the shareholders at Shareholders’ Meetings.

Shareholders who, in addition to having complied with the requirements for depositing or handing over their shares, established in the call corresponding to the Shareholders’ Meeting, are registered as such in the Shares Registry Book handled by the Corporation in terms of these By-laws, will be admitted to the Shareholders’ Meeting.

Article Seventeenth.  Chairman and Secretary; Tellers.  The Chairman of the Board of Directors shall preside over Shareholders’ Meetings. The Secretary of the Board of Directors shall act as Secretary in Shareholders’ Meetings.  In the absence of any of these persons, the Shareholders’ Meeting shall appoint, by majority of votes of those shareholders present or duly represented thereat, the persons who are to act as Chairman and Secretary, respectively, of the corresponding Shareholders’ Meeting.

One Teller shall be appointed by such Shareholders’ Meeting from among those present thereat to certify the number of shareholders present at the corresponding Shareholders’ Meeting.

Article Eighteenth.  Minutes.  Minutes of all Shareholders’ Meetings shall be prepared, including those not convened for lack of quorum, and recorded in the Shareholders’ Meetings Minute Book of the Corporation.  Minutes of Shareholders’ Meetings shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditors attending, if any.  There shall be attached to each minute of all Shareholders’ Meetings, as the case may be, copies of the publications of the call, any documents submitted to the shareholders and an attendance list duly signed by those shareholders present or duly represented thereat, and by the Teller.  Whenever for any reason the minutes of a Shareholders’ Meeting cannot be recorded in the Shareholders’ Meetings Minute Book of the Corporation, such minutes shall be notarized.

Except in the event of resolutions regarding an increase in, or decrease of, the variable portion of the capital stock referred to in Article Tenth of these By-laws, the Minutes of all General Extraordinary Shareholders’ Meetings shall always be notarized and recorded in the Public Registry of Commerce of the corporate domicile of the Corporation.

Unanimous Written Resolutions.  Notwithstanding anything to the contrary set forth in these By-laws, resolutions taken by the shareholders may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous consent of all the shareholders entitled to vote on the relevant matter.  Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences than resolutions taken at duly convened and held Shareholders’ Meetings.  Whenever the resolutions of the shareholders are taken by means of their unanimous written consent, no call or any other formality shall be necessary, other than the signature of all the shareholders entitled to vote in the relevant matter (or their duly appointed representatives) on the document evidencing the adoption of the relevant resolutions. All those documents shall be attached to the minutes of the resolutions and the resolutions themselves shall be recorded in the Shareholders Meetings Minute Book.

The management of the Corporation shall be entrusted to a Board of Directors comprised of 3 (three) or more members, and their corresponding alternates, as determined by the General Ordinary Shareholders’ Meeting.  Alternates may so act for one or more principal members of the Board of Directors.

Shareholders shall be entitled to remove and replace the Directors, at any moment and for whatever reason, as well as to appoint other director for the vacancies created for any other reason.

The members of the Board of Directors and their alternates, as the case may be, shall hold office for such period as the General Ordinary Shareholders’ Meeting shall determine, subject to earlier removal by the Series of shares that appointed them, and may be reelected any number of times consider convenient but, in any case, they shall hold office until a person or persons replacing them is appointed and takes office (subject to early removal). Their remuneration shall be determined by the General Ordinary Shareholders’ Meeting, considering the proposal of the Compensation Committee, if it exists.

Unless otherwise determined by the General Ordinary Shareholders’ Meeting that appointed them, the members of the Board of Directors and their alternates shall secure the performance of their duties with a guaranty for the amount proposed by the Compensation Committee, ratified by the General Ordinary Shareholders’ Meeting that approved their appointment.

Chairman and Secretary.  The Chairman, Secretary and Alternate Secretary of the Board of Directors, if applicable, shall be appointed by each General Annual Ordinary Shareholders’ Meeting from any of the directors appointed by the shareholders.

Board Meetings.  The Board of Directors shall meet whenever duly called, but shall meet at least 4 (four) times a year.  Meetings of the Board of Directors shall take place at the corporate domicile or at any other place within Mexico or abroad as determined in the relevant call.

If the Chairman is absent at the meeting, the same shall be presided over by the director appointed by majority of the present members, whether physically, by telephone, through conference call or videoconference.  If the Secretary or his alternate, if any, are absent from the Meeting, then the person appointed by majority vote of the present members of the Board shall act as such.

Calls.  Calls to Meetings of the Board of Directors shall be made in writing by (i) the Chairman of the Board of Directors, (ii) the Secretary of the Board of Directors, or (iii)  by 2 (two) members of such Board but, in any event, shall be signed by the person making the call.  Calls shall be physically delivered to each of the principal Members of the Board of Directors at the address previously notified in writing by the Director to the Secretary of the Board of Directors from time to time, at least 7 (seven) days prior to the date fixed for the relevant meeting.  Calls shall specify the place, date and hour of the meeting, shall include the agenda and shall clarify if it is held pursuant to first or subsequent call.  Calls shall not be necessary if all the members of the Board of Directors, or their alternates, are present at the meeting whether physically, by telephone, through conference call or videoconference.

Minutes.  Minutes of all meetings of the Board of Directors shall be prepared, including those not convened for lack of quorum, and recorded in the Board of Directors’ Meetings Minute Book of the Corporation.  Minutes of meetings of the Board of Directors shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditor(s) attending, whether physically, by telephone, through conference call or videoconference.  There shall be attached to the file of the minutes of all meetings of the Board of Directors, as the case may be, evidence of delivery of the call to its members, any documents submitted to the Board of Directors and an Attendance List duly signed by those members present whether physically, by telephone, through conference call or videoconference.  Whenever for any reason the minutes of a meeting of the Board of Directors cannot be entered in the Board of Directors’ Meetings Minute Book, such minutes shall be notarized.

The copies or certificates of the minutes of Board of Directors Meetings and Shareholders’ Meetings, as well as the entries contained in the corporate books and, in general, of any document in the file of the Corporation, may be authorized and certified by the Secretary of the Board of Directors or his alternate, if any.

Quorum Requirements.  Meetings of the Board of Directors shall be regarded as legally convened pursuant to a first call when the majority of its members are present at the meeting whether physically, by telephone, through conference call or videoconference.  In the case of a second or subsequent call, meetings of the Board of Directors shall be regarded as legally convened with the presence of the majority of its members whether physically, by telephone, through conference call or videoconference. Resolutions taken at meetings of the Board of Directors shall be valid if approved by the affirmative vote of the majority of the members present at the relevant meeting whether physically, by telephone, through conference call or videoconference.

Unanimous Written Resolutions.  Notwithstanding anything to the contrary set forth in these By-laws, resolutions by the Board of Directors may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the members of the Board of Directors.  Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences as resolutions taken at formal meetings of the Board of Directors.  Whenever the resolutions of the Board of Directors are taken by unanimous written consent of its members, no call or any other formality shall be necessary, other than the signature of all, and not less than all of, the members of the Board of Directors of a document evidencing the adoption of the relevant resolutions, which shall be recorded in the Board of Directors’ Meetings Minute Book of the Corporation and certified by the Secretary of the Board of Directors.

Authority. The Board of Directors shall have the legal representation of the Corporation and, therefore, in addition to the powers and authorities specified elsewhere in these By-laws or under applicable law, shall have the following powers and authorities:

1.                                      The authority for lawsuits and collections granted with all the general powers and the special powers that require a special clause in accordance with the law. Consequently, it is conferred without limitation pursuant to the provisions of the first paragraph of Article 2,554 (two thousand five hundred and fifty four) and of Article 2,587 (two thousand five hundred and eighty seven)  of the Civil Code for the Federal District and the correlative provisions of the Civil Codes for other States of Mexico, being consequently, empowered to promote or withdraw from amparo proceedings; to file or withdraw criminal claims; become the assistant to the Public Prosecutor and grant pardons, if appropriate in accordance with the Law; to compromise, to submit to arbitration; to prepare and answer depositions; to challenge judges, receive payments and carry out all acts expressly determined by the law, including representing the Corporation before criminal, civil, administrative and labor courts and authorities.

2.                                      The authority for acts of administration in accordance with the provisions of the second paragraph of Article 2,554 (two thousand five hundred and fifty four) of the Civil Code for the Federal District and the correlative provisions of the Civil Codes for the other States of Mexico, to carry out the corporate purpose of the Corporation.

3.                                      General power for lawsuits and collections for labor matters, in accordance with the provisions of Articles 2,554 (two thousand five hundred and fifty four)  and 2,587 (two thousand five hundred and eighty seven) of the Civil Code applicable in common matters for the Federal District and in federal matters for all Mexico, so that in an enunciative and not limitative manner, the Board may represent the Corporation before local or federal authorities and courts, particularly before Boards of Conciliation and Boards of Conciliation and Arbitration, as well as before the Ministry of Labor and any other labor and administrative authorities, criminal, administrative and civil courts, being expressly authorized to participate in proceedings in connection with labor claims and ‘amparo’ proceedings, to make, settle and answer depositions and carry out all necessary acts as the legal representative of the Corporation.

4.                                      General power of attorney for acts of administration for labor matters as established by Articles 692 (six hundred and ninety two), 786 (seven hundred and eighty six), 866 (eight hundred and sixty six) and other applicable provisions, as well as by Article 870 (eight hundred and seventy) of the Federal Labor Law, to appear before labor authorities for labor matters where the Corporation may be a party or a third interested party, both at the initial or at any other subsequent stages, expressly excluding the authority to formulate and answer depositions.

5.                                      The authority for acts of ownership, in accordance with the provisions of the third paragraph of Article 2,554 (two thousand five hundred and fifty four)  of the Civil Code for the Federal District and the correlative provisions of the Civil Codes for the other States of Mexico.

6.                                      Power to issue, endorse and subscribe credit instruments on terms of Article 9 (nine) of the General Law of Negotiable Instruments and Credit Operations.

7.                                      Power to open and operate bank accounts on the name of the Corporation, draw against them and appoint persons to draw against the same.

8.                                      Power to monitor the compliance by the Corporation with the corporate practices established by the General Corporation and Partnership Law or any legal statute substituting it, as well as by these By-laws and protection of the minorities’ rights established thereby.

9.                                      Power to carry out the resolutions taken by the Shareholders’ Meeting of the Corporation.

10.                               Power to grant general or special powers of attorney in terms of this Article, with or without authority for delegating, as well as to revoke any powers granted.

11.                               Power to establish special committees deemed necessary for the development of the transactions of the Corporation, establishing the authority and obligations of such committees; provided that such committees shall not have any authorities which, in accordance with the Law or these By-laws, correspond exclusively to the General Shareholders Meeting or to the Board of Directors.

12.                               Power to approve the annual budget and business plan of the Corporation and its subsidiaries.

13.                               The power to appoint officers of the Corporation to manage the day-to-day business affairs including, to appoint the Chief Executive Officer and the Chief Financial Officer as provided in Article Twenty-Eighth, and other officers as may be necessary or advisable.

14.                               Appointment of the members of the Audit and Compensation Committees and their alternates, as provided in Article Twenty-Ninth.

15.                               In general, power for carrying out all acts authorized by these By-laws or which may be the consequence of the same.

Officers.  The Chief Executive Officer, the Chief Financial Officer (or its equivalent) and the Chief Operating Officer (or its equivalent) of the Corporation, if applicable, shall be named by the Board of Directors from a list of candidates presented by the majority of Directors.

The Committees.  The Corporation may have a Compensations Committee and an Audit Committee as determined by the Board of Directors.

The members of the Audit and Compensations Committees, in its case, will hold office for 1 (one) year or until the persons designated to replace them take office.  The Chairman and Secretary shall be appointed by the majority vote of its members, and the Chairman shall have no casting vote in the event of a tie.  The Secretary may act as such without being a member of the corresponding Committee.

Audit Committee.  The Audit Committee, if appointed by the Board of Directors, shall have the following powers and authorities:

1.             Be directly responsible for the appointment, compensation and oversight of the work of the auditor of the Corporation;

2.             Establish procedures for (i) the receipt, attention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

3.             Engage independent counsel and other advisors as it deems necessary to perform its duties and request the Corporation to provide appropriate funding for the payment of compensation to such counsel and advisors;

4.             Be directly responsible for the oversight of the compliance by the members of the Board of Directors and the first level officers of the Corporation and its subsidiaries of the provisions of these By-laws, the By-laws of any subsidiaries, applicable law and any guidelines issued in connection herewith or therewith;

5.             Be directly responsible for the oversight of the compliance of the corporate practices set forth in these By-laws and the By-laws of any subsidiaries of the Corporation, and the protection of the minority rights herein or therein established;

6.             Submit recommendations to the General Shareholders’ Meeting or to the Board of Directors, as applicable, with respect to the removal of members of the Board of Directors, Statutory Auditor(s) and officers of the Corporation and its subsidiaries for any violations to the provisions of applicable law, these By-laws, the By-laws of any subsidiaries, any guidelines issued in connection herewith or therewith, the corporate practices and minority rights protection provisions set forth in the applicable law, these By-laws, the By-Laws of any subsidiary or the guidelines issued in connection herewith or therewith as it deems appropriate;

7.             Approve internal control regulations and administrative procedures of the Corporation and its subsidiaries;

8.             Be directly responsible for the oversight of transactions by the Corporation or its subsidiaries with Affiliates, and assure that such transactions follow market conditions and healthy business practices;

9.             Submit a report on its activities to the General Ordinary Shareholders’ Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders’ Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

10.          Request from the Board of Directors and from the first level officers of the Corporation and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders’ Meeting and to the Board of Directors.

Compensations Committee.  The Compensations Committee, if appointed by the Board of Directors, shall have the following powers and authorities:

1.                                     Provide the Board of Directors with the necessary recommendations in connection with the incentive and recruiting program for officers of the Corporation;

2.                                     Propose to the Shareholders’ Meeting or to the Board of Directors, as the case may be, the compensation for the members of the Board of Directors, the Statutory Auditors and officers of the Corporation;

3.                                     Carry out consultations with expert third parties in aid of compensation, in order to adopt any decisions that may be required;

4.                                     Submit a report on its activities to the General Ordinary Shareholders’ Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders’ Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

5.                                     Request from the Board of Directors and from the first level officers of the Corporation and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders’ Meeting and to the Board of Directors.

Statutory Auditors

The surveillance of the Corporation shall be entrusted to one or more Statutory Auditors, appointed by the General Ordinary Shareholders’ Meeting. The Statutory Auditors may have alternates as determined by the General Ordinary Shareholders’ Meeting. The Statutory Auditors may or may not be shareholders, may be reelected and shall perform as such until the person or persons appointed to substitute them take office.

Authority

The Statutory Auditors shall have the authority and obligations provided for in Articles 166 and 169 of the General Corporation and Partnership Law.

Fiscal Years

The Corporation’s fiscal years shall never exceed 12 (twelve) months and will run from January 1 through December 31 of each year, with the exception of the first fiscal year which will run from the date of incorporation of the Corporation until December 31 of that same year.

Report of the Board of Directors

At the end of each fiscal year, the Board of Directors shall be responsible for ensuring that the information required by Article 172 of the General Corporation and Partnership Law shall be prepared for its presentation to the General Ordinary Shareholders’ Meeting and the procedures prescribed in Articles 173 and 177 of said Law are followed.

Profits

Any net profits realized in each fiscal year after the Corporation’s balance sheet and financial statements are approved by the General Ordinary Shareholders’ Meeting shall be applied, as follows:

1.             A minimum of 5% (five percent) shall be set aside as a reserve fund pursuant to Article 20 of the General Corporation and Partnership Law, until such fund is equal to one-fifth of the Corporation’s capital stock;

2.             The amount considered necessary or convenient to constitute the reserve funds necessary or advisable shall also be set aside; and

3.             The remaining profits, if any, may be distributed as dividends to the shareholders of the Corporation as determined by the General Ordinary Shareholders’ Meeting.

Founding Shareholders.  The founding shareholders do not reserve for themselves any special participation in the profits of the Corporation.

Losses.  Should there exist any losses, the shareholders shall bear them in proportion to the number of their shares, and said liability shall be limited only to the amount of their capital contributions.

Dissolution.  The Corporation shall be dissolved:

1.             Due to expiration of the term fixed in these By-laws;

2.             Due to the impossibility of achieving its principal purpose;

3.             By resolution adopted at a General Extraordinary Shareholders’ Meeting taken in accordance with these By-laws;

4.             If the number of shareholders is less than 2 (two);

5.             Due to the loss of two-thirds of its capital stock; and

6.             In any other case provided by applicable Mexican laws.

Liquidation.  Upon dissolution, the Corporation shall be placed in liquidation. For that purpose, the shareholders at the same General Extraordinary Shareholders’ Meeting in which the dissolution is determined or recognized, shall appoint a liquidator or liquidators, specify the powers of such liquidator or liquidators, the compensation due to them, set the period for performance of their duties and establish the general basis of their actions.

Shareholders’ Meetings.  During the period of liquidation, Shareholders’ Meetings shall be convened and held as provided for in these By-laws.  The Corporation’s liquidator or liquidators shall assume the functions vested in the Board of Directors during the normal life of the Corporation, with the special requirements imposed by the state of liquidation.  The Corporation’s Statutory Auditors shall continue performing the same functions and duties and shall maintain, with respect to the liquidator or liquidators, the identical relation maintained with respect to the Corporation’s Board of Directors.

Until the appointment of the liquidator or liquidators is recorded in the Public Registry of Commerce of the corporate domicile, and the liquidators have begun to discharge their duties, the Board of Directors shall continue to perform its functions, but it shall not initiate new operations.

Article Forty-Second.  In all matters not provided for expressly in these By-laws, the provisions of the General Corporation and Partnership Law shall govern.

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

Exchange Controls

The Mexican economy has in the past experienced a balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. In addition, while all of our customer contracts are dollar-denominated, we require our Mexican customers that choose to pay us in pesos to deliver an amount of pesos equal to the current exchange rate for the purchase of dollars prevailing on the date of payment. If we were unable to exchange such pesos into dollars or were unable to obtain sufficient dollars, we would have difficulty meeting our U.S. dollar payment obligations. The effect of any such exchange control measures adopted by the Mexican government on the Mexican economy cannot be accurately predicted.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

During the years ended December 31, 2013, 2012, and 2011 the annual rates of inflation in Mexico, as measured by changes in the National Consumer Price Index as provided by Banco de México, were 3.9%, 3.6%, and 3.8%, respectively. A portion of our expenditures, including capital expenses and satellite insurance, and our customer contracts are not directly affected by Mexican inflation because they are denominated in U.S. dollars. However, high inflation rates would affect Mexican peso-denominated expenses, such as payroll and rent. To the extent that the Mexican peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our Mexican peso-denominated expenses. We do not use foreign currency hedges.

The Mexican peso depreciated against the U.S. dollar by approximately 13.1% in 2011, appreciated against the U.S. dollar by approximately 6.9% in 2012 and depreciated against the U.S. dollar by approximately 0.5% in 2013.  A substantial majority of our revenues are in U.S. dollars. As noted above, although many of our costs and expenses are also denominated in U.S. dollars, approximately 46% are in pesos. As a result, the appreciation of the peso against the U.S. dollar results in an increase in our expenses as reflected in dollars in our financial statements.

ITEM 12. Not Applicable

PART II

ITEMS 13—14. Not Applicable

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based upon review, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our “Principal Executive Officer” and “Principal Financial Officer,” we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our review under such criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

This annual report on Form 20-F does not include an attestation report of Satmex’s registered public accounting firm regarding internal control over financial reporting. Internal controls on financial reporting are not subject to attestation by Satmex’s independent registered public accounting firm pursuant to rules of the SEC that permit Satmex to provide only management’s report.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting in 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

We had an audit committee since August 4, 2004. On November 30, 2006, we merged the audit and the compensation committees and created the CUAC. As of May 26, 2011, a separate audit committee was created, composed of four (4) members, one of which was an independent member.  As of January 1, 2014, and as a consequence of the Eutelsat Acquisition, we no longer have an audit committee.

ITEM 16B. Code of Ethics

In 2009, we implemented a board-approved code of ethics that applies to all employees, directors, and officers of the Company. To strengthen the code of ethics, Satmex and Enlaces implemented a Whistle Blowing System through a third-party provider.

In the year ended December 31, 2013,  two reports were received and investigated, neither of which was classified as relevant upon completion of the investigation. An English translation of the code of conduct is posted on our website www.satmex.com and a copy will be provided to any person upon request.

ITEM 16C. Principal Accountant Fees and Services

The aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. (“GYRU”), a member firm of Deloitte Touche Tohmatsu, our independent registered public accounting firm, in connection with professional services rendered to us in 2013, 2012, and 2011, respectively, were as follows:

	2013	2012	2011
Audit fees(1)	$559	$479	$537
Audi-related services(2)	18	121	205
Tax fees(3)	69	48	112
Total fees	$646	$648	$854

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

In the past, our audit committee (formerly the CUAC) was required to pre-approve any services provided by GYRU prior to any engagement that was not specifically included in the scope of the audit.  In 2013, none of the non-audit fees paid to GYRU were approved pursuant to a de minimis exemption. The de minimis exception to pre-approval requirements applied to permitted non-audit services not at first recognized to be non-audit services so long as (a) the aggregate amount of all such non-audit services constituted 5.0% or less of the total revenues paid by the Company to the accountant during the fiscal year; (b) such services were not recognized at the time of engagement as non-audit services; and (c) such services were promptly brought to the attention of the audit committee (formerly the CUAC) and approved by the audit committee (formerly the CUAC) prior to completion of the audit.  As of January 1st, 2014, and as a consequence of the Eutelsat acquisition, we no longer have an audit committee.

ITEM 16D. Not Applicable

ITEM 16E. Not Applicable

ITEM 16F. Not Applicable

ITEM 16G. Not Applicable

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19. Exhibits

(a) Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-5

Consolidated Statements of (Loss) Income for the Years Ended December 31, 2013 and 2012, and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-6

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-8

Notes to Consolidated Financial Statements	F-10

Schedule of Valuation and Qualifying Accounts	F-47

(b) Index to Exhibits

Exhibit No.	Description

1.1	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (1)

1.2	Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (9)

1.3	Amendment to Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (11)

1.4	Amendment to Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (11)

1.5	Amendment to Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (14)

1.6	Amendment to Estatutos Sociales (bylaws) of Satélites Mexicanos, S.A. de C.V. (English translation) (14)

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

Exhibit No.	Description

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

Exhibit No.	Description

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

4.34	Amendment No. 1, dated March 2, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle. (11)

4.35	Amendment No. 2, dated March 9, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle. (11)

4.36	Amendment No.3, dated September 26, 2012, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle. (14)(15)

4.37	Amendment No.4, dated November 15, 2013, to Launch Services Agreement for launch services for Satmex 7 on a Falcon 9 launch vehicle. (14)(15)

4.38

Master Procurement Agreement dated March 13, 2012, among Satélites Mexicanos, S.A. de C.V., Boeing Satellite Systems International, Inc. and Asia Broadcast Satellite Holdings Ltd. Under which Satmex committed to purchase one of the initial four satellites, designated Satmex 7, and agreed to enter into the Satmex Procurement Agreement pursuant to which Boeing will develop and manufacture Satmex 7. (11)

Commercial Satellite Delivery Contract (Contract No. BSS-SATMEX-12-001B), dated March 13, 2012, for the manufacture and delivery of Satmex 7 and satellite simulator software, satellite control software and training. (11)

4.39

Amendment No. 1, dated December 18, 2012, between Satélites Mexicanos, S.A. de C.V. and Boeing Satellite Systems International, Inc., to the Commercial Satellite Delivery Contract dated March 13, 2012 (12)

4.40

Amendment No. 2, dated August 15, 2013, between Satélites Mexicanos, S.A. de C.V. and Boeing Satellite Systems International, Inc., to the Commercial Satellite Delivery Contract dated March 13, 2012 (14)(15)

4.41

Bilateral Agreement, dated March 13, 2012, between Satélites Mexicanos, S.A. de C.V. and Asia Broadcast Satellite Holdings Ltd. To share launch services, allocate common costs and cross-indemnify each other for any actions or changes to under a joint procurement program for four C- and Ku-band satellites. (11)

Exhibit No.	Description

4.42	Amendment Agreement, dated November 29, 2012, between Satélites Mexicanos, S.A. de C.V. and Asia Broadcast Satellite Holdings Ltd to the Bilateral Agreement dated March 13, 2012 (12)

4.43

Agreement dated June 8, 2006 between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to provide broadband data services capacity using the Solidaridad 2 and Satmex 6 satellites. (12)

4.44	First Amendment Agreement dated October 1, 2007, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006.(12)

4.45	Second Amendment Agreement dated November 29, 2007, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006.(12)

4.46	Third Amendment Agreement dated February 15, 2008, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006.(12)

4.47	Fourth Amendment Agreement dated April 15, 2008, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006.(12)

4.48	Fifth Amendment Agreement dated September 1, 2008, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006.(12)

4.49	Sixth Amendment Agreement dated January 19, 2009, between América Móvil Perú, S.A.C. (successor of Telmex Perú, S.A.) and Satmex to the Agreement dated June 8, 2006.(12)

4.50

Satellite Services Master Agreement through the Mexican Satellite System No. 006/14 entered by and between Satélites Mexicanos, S.A. de C.V. and América Móvil Perú, S.A.C, dated as January 19, 2014. (14)(15)

4.51

Twentieth First Amendment, dated March 1, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000.(12)

4.52

Twentieth Second Amendment, dated March 1, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12)

4.53

Twenty-Third Amendment, dated September 15, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12)

4.54

Twenty-Fourth Amendment, dated August 8, 2012, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12)

4.55

Twenty-Fifth Amendment, dated January 8, 2013, to Agreement between Hughes Network Systems, a division of Hughes Electronics Corporation, and Satélites Mexicanos, S.A. de C.V., dated as of January 20, 2000 (12)

4.56

Securities Purchase Agreement, dated as of July 30, 2013, among Satmex International Coöperatieve U.A., Intenal Mexicana, S.A.P.I. de C.V. and the other stockholders signatories thereto, Satélites Mexicanos, S.A. de C.V., and Eutelsat SA. (13)

4.57

Purchase and sale contract of partnership shares, dated as of October 25, 2013, by and between, Satélites Mexicanos, S.A. de C.V. represented, Holdsat Mexico, S.A.P.I. de C.V., and SMVS-Administración, S. de R.L. de C.V., and AXESAT, S. A., and Ingux, S.A. (14)(15)

12.1	Section 302 Certification of Patricio Ernesto Northland, Chief Executive Officer (14)

12.2	Section 302 Certification of Juan Crisostomo Antonio García-Gayou Facha, Chief Financial Officer (14)

13.1	Section 906 Certification of Patricio Ernesto Northland, Chief Executive Officer (14)

13.2	Section 906 Certification of Juan Crisostomo Antonio García-Gayou Facha, Chief Financial Officer (14)

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

(12) Incorporated by reference from the registrant’s Form 20-F for the fiscal year ended December 31, 2012.

(13)  Incorporated by reference from the registrant’s Form 6-K filed August 1, 2013.

(14)  Filed herewith.

(15) Portions of exhibit have been omitted pursuant to Satmex’s Confidential Treatment Request, submitted to the SEC on the date of the filing of this Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

	By:	/s/ Juan Crisostomo Antonio García Gayou Facha
Juan Crisostomo Antonio García Gayou Facha
Chief Financial Officer

Date: April 30, 2014

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Page

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-5

Consolidated Statements of (Loss) Income for the Years Ended December 31, 2013 and 2012, and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-6

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-8

Notes to Consolidated Financial Statements	F-10

Schedule of Valuation and Qualifying Accounts	F-47

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012, and Report of Independent Registered Public Accounting Firm Dated April 25, 2014

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-5

Consolidated Statements of (Loss) Income for the Years Ended December 31, 2013 and 2012, and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011(Predecessor Registrant)

F-6

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

F-8

Notes to Consolidated Financial Statements	F-10

Schedules of Valuation and Qualifying Accounts	F-47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Mexico City, Mexico

We have audited the accompanying consolidated balance sheets of Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex”) as of December 31, 2013 and 2012 (Successor Registrant balance sheets), and the related consolidated statements of (loss) income, shareholders’ equity (deficit) and cash flows for the years then and for the period from May 26, 2011 through December 31, 2011 (Successor Registrant operations) and for the period from January 1, 2011 through May 25, 2011, (Predecessor Registrant operations). Our audits also included the financial statement schedule of the Successor Registrant for the years ended December 31, 2013 and 2012 and for the period from May 26, 2011 through December 31, 2011 and of the Predecessor Registrant for the period from January 1, 2011 through May 25, 2011, as listed in the table of contents. These consolidated financial statements and financial statement schedule are the responsibility of Satmex’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the Successor Registrant consolidated financial statements present fairly, in all material respects, the financial position of Satélites Mexicanos, S. A. de C. V. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012, and from the period from May 26, 2011 through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Registrant consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2011 through May 25, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such Successor and Predecessor Registrant financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on July 31, 2013, Satmex and its shareholders entered into an agreement with Eutelsat Communications (“Eutelsat”), a public entity located in France, pursuant to which Eutelsat indirectly acquired 100% of Satmex’s outstanding voting equity interest. The acquisition closed on January 1, 2014.

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

April 25, 2014

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2013 and 2012

(In thousands of U. S. dollars)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$29,796	$63,815
Restricted cash	—	4,900
Accounts receivable, net	16,570	10,555
Prepaid insurance and other assets	5,207	8,689
Deferred tax assets	79	2,475
Total current assets	51,652	90,434

Satellites and equipment, net	641,835	550,434
Concessions, net	39,020	39,239
Intangible assets	9,457	31,924
Deferred financing cost	8,054	11,390
Guarantee deposits and other assets	3,072	1,016
Deferred tax assets	61,351	—
Non-current assets held for sale	7,444	21,656

Total	$821,885	$746,093

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$89,022	$42,912
Deferred revenue	3,467	3,605
Income tax payable	35	11
Total current liabilities	92,524	46,528

Debt obligations	360,000	360,000
Deferred revenue and other liabilities	29,481	27,317
Non-current liabilities held for sale	2,680	3,272
Deferred tax liabilities	—	7,366
Total liabilities	484,685	444,483

Contingencies and commitments (Note 18)
Shareholders’ equity:
Paid-in capital	315,662	275,662
Common stock, class I, no par value, 50,000 shares authorized, issued and outstanding	—	—
Common stock, class II, no par value, 136,754,114 and 129,950,000 shares authorized, issued and outstanding in 2013 and 2012, respectively	—	—
Additional paid-in capital	1,207	—
Retained earnings	20,331	22,334
Total Satélites Mexicanos, S. A. de C. V. shareholders’ equity	337,200	297,996
Noncontrolling interest	—	3,614
Total shareholders’ equity	337,200	301,610

Total	$821,885	$746,093

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of (Loss) Income

For the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant) and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

(In thousands of U. S. dollars)

	Successor Registrant			Predecessor Registrant
	2013	2012	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011
Continuing operations:
Revenues:
Satellite services	$120,064	$118,669	$62,758	$45,888
Programming distribution services	12,792	14,504	7,563	4,786
	132,856	133,173	70,321	50,674

Cost of satellite services(1)	11,279	11,821	6,191	4,401
Cost of programming distribution services(1)	7,911	8,440	4,393	2,625
Selling and administrative expenses(1)	84,890	18,383	11,638	5,483
Depreciation and amortization	59,253	64,130	45,824	16,682
Reorganization expenses	—	—	—	28,766
	163,333	102,774	68,046	57,957

Operating (loss) income	(30,477)	30,399	2,275	(7,283)

Other (expenses) income:
Interest expense	(30,728)	(4,430)	(8,983)	(19,494)
Interest income	194	197	182	69
Foreign exchange gain (loss) — net	51	111	(550)	127

(Loss) income from continuing operations before income tax	(60,960)	26,277	(7,076)	(26,581)
Income tax (benefit) expense	(66,050)	(14,493)	11,400	2,610

Net income (loss) from continuing operations	5,090	40,770	(18,476)	(29,191)

Discontinued operations: (Loss) income from operations of discontinued component broadband satellite services	(7,093)	549	(381)	431
Net (loss) income	(2,003)	41,319	(18,857)	(28,760)

Less: Net (loss) income attributable to noncontrolling interest	—	103	25	3

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(2,003)	$41,216	$(18,882)	$(28,763)

(1)                       Exclusive of depreciation and amortization shown separately below.

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December31, 2011 (Successor Registrant) and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

(In thousands of U. S. dollars, except share data)

	Shares Issued	Paid-in capital	Additional paid-in capital	(Accumulated deficit) retained earnings	Noncontrolling interest	Total shareholders’ (deficit) equity

Balance, January 1, 2011	4,687,500	$46,764	$—	$(136,320)	$3,523	$(86,033)

Net loss from January 1, 2011 through May 25, 2011	—	—	—	(28,763)	3	(28,760)

Balance, May 25, 2011 (Predecessor Registrant)	4,687,500	46,764	—	(165,083)	3,526	(114,793)

Push-down accounting adjustments:
Valuation adjustments, net	—	225,363	—	—	(40)	225,323
Elimination of Predecessor accumulated deficit	—	(165,083)	—	165,083	—	—

Issuance of common stock	116,022,700	90,000	—	—	—	90,000

Capitalization of debt into common stock	9,289,800	78,618	—	—	—	78,618

Net loss from May 26, 2011 through December 31, 2011	—	—	—	(18,882)	25	(18,857)

Balance, December 31, 2011 (Successor Registrant)	130,000,000	275,662	—	(18,882)	3,511	260,291

Net income for the year	—	—	—	41,216	103	41,319

Balance, December 31, 2012	130,000,000	275,662	—	22,334	3,614	301,610

Cancellation of shares in treasury	(28,405)	—	—	—	—	—
Acquisition of noncontrolling interest	—	—	1,207	—	(3,614)	(2,407)
Issuance of common stock	6,832,519	40,000	—	—	—	40,000
Net loss for the year	—	—	—	(2,003)	—	(2,003)

Balance, December 31, 2013	136,804,114	$315,662	$1,207	$20,331	$—	$337,200

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

(In thousands of U.S. dollars)

	Successor Registrant			Predecessor Registrant
	2013	2012	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011

Cash flows from operating activities:
Net income (loss)	$(2,003)	$41,319	$(18,857)	$(28,760)
Discontinued operations, net of tax	7,093	(549)	381	(431)

Income (loss) from continuing operations	5,090	40,770	(18,476)	(29,191)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	59,253	64,130	45,824	16,682
Deferred income taxes	(66,321)	(15,571)	10,814	2,157
Net periodic pension cost	388	181	(24)	—
Deferred revenue	(3,605)	(8,574)	(795)	(977)
Deferred financing costs	3,198	3,172	1,806	—
Provision for (reversal of) allowance for doubtful accounts	406	(119)	384	—
Write-off of advance payment	—	2,600	—	—
Interest accrued to principal on debt obligations	—	—	—	4,020
Changes in operating assets and liabilities:
Accounts receivable	(6,421)	(784)	7,118	(6,892)
Prepaid insurance	3,482	(1,830)	(578)	1,887
Guarantee deposits and other assets	(2,056)	(309)	213	(128)
Accounts payable, accrued expenses and income tax	27,026	(3,154)	(13,995)	18,201
Due from related parties	—	—	—	837
Guarantee deposits and accrued expenses	5,769	471	(527)	665
Net cash provided by operating activities	26,209	80,983	31,764	7,261

Cash flows from investing activities:
Construction in progress - satellites (including capitalized interest)	(100,971)	(114,678)	(150,537)	(42,334)
Orbital position Satmex 9	(1,361)	—	—	—
Restricted cash-satellite Satmex 8	—	(4,900)	—	—
Acquisition of equipment	(2,016)	(1,536)	(1,440)	(568)
Net cash used in investing activities	(104,348)	(121,114)	(151,977)	(42,902)

Continue

	Successor Registrant			Predecessor Registrant
	2013	2012	Period from May 26, 2011 through December 31, 2011	Period from January 1, 2011 through May 25, 2011

Cash flows from financing activities:
Proceeds from equity interest	40,000	—	90,000	—
Repayment of First Priority Old Notes	—	—	(238,237)	—
Issuance of Senior Secured Notes	—	35,700	—	325,000
Deferred financing costs	—	(1,221)	(333)	(18,247)
Net cash provided by (used in) financing activities	40,000	34,479	(148,570)	306,753

Cash flows of discontinued operation:
Net cash provided by (used in) operating activities	(1,457)	1,515	590	874
Net cash used in investing activities	(195)	(462)	(187)	(67)
Net cash used in financing activities	(2,407)	—	—	—

Cash and cash equivalents:
Net change in cash and equivalents	(42,198)	(4,599)	(268,380)	271,919
Cash and equivalents at beginning of period	74,652	79,251	347,631	75,712

Cash and equivalents at end of period	$32,454	$74,652	$79,251	$347,631

Less: Cash and equivalents at end of period from discontinued operations	2,658	10,837	9,818	9,636
Cash and equivalents at end of period from continuing operations	$29,796	$63,815	$69,433	$337,995

Supplemental cash flow information:

Cash paid during the year:
Interest paid	$34,200	$32,870	$16,295	$40,196

Capitalized interest	$9,357	$33,830	$11,715	$3,801

Income taxes paid	$666	$1,977	$1,172	$—
Non-cash investing activities:
Capital expenditures incurred not yet paid	$45,326	$27,744	$3,674	$35,678
Non-cash financing activities:
Capitalization of debt into common stock	$—	$—	$206,890	$—

See accompanying notes to these consolidated financial statements.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 and for the Period From May 26, 2011 Through December 31, 2011 (Successor Registrant), and for the Period From January 1, 2011 Through May 25, 2011 (Predecessor Registrant)

(In thousands of U.S. dollars, unless otherwise stated)

1.                            Nature of business and significant events

Nature of business

Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex” and together with its subsidiaries, the “Company”) is a provider of fixed satellite services (“FSS”) in the Americas. As of December 31, 2013, Satmex’s fleet was comprised of three satellites, Satmex 8, Satmex 6 and Satmex 5 in contiguous orbital slots that enable its customers to serve its entire coverage footprint utilizing a single satellite connection. In May 2013, satellite Satmex 5 was placed in inclined orbit, which prolongs the lifetime of the satellite as it consumes less fuel over time, however the satellite can then only be used by ground antennae capable of tracking the north-south movement or by small dishes with wider beamwidth. Therefore its ability to generate revenues was significantly reduced. In November 2013, satellite Solidaridad 2, was taken out of orbit.

Satmex provides its commercial services through satellites Satmex 8 and Satmex 6, which have a total of 55 C- and 60 Ku-band 36 MHz transponder equivalents. Satmex’s business provides communication services to a diverse range of customers, including telecommunications companies, private and state-owned broadcasting networks, direct-to-home satellite television operators, and public and private telecommunications networks operated by financial, educational and media companies as well as governmental entities.

In addition to the core FSS business, which is reported as “Satellite services” segment, Satmex also provides the programming distribution services segment to offer TV programs in Spanish targeted at Hispanic communities living in the United States of America (“USA”).

The Company also provided broadband satellite services for various applications, such as internet access via satellite, telecommunication transmission and broadcasting, through its 100% owned subsidiary, Enlaces Integra S. de R.L. de C.V. (“Enlaces”).  In October 2013, Satmex entered into a purchase-sale agreement with respect to its investment in Enlaces, for which reason such operations are presented within assets and liabilities held for sale in the accompanying consolidated balance sheets and discontinued operations in the consolidated statements of operations. See further discussion below and in Note 4.

Telecommunications Law Reform and Change in Ownership

On March 11, 2013, the Mexican President submitted a telecommunications reform bill whose purpose is to encourage economic competition and increase the technological development of the sector. The previous Foreign Investment Law and Federal Telecommunications Law in effect at that time, permitted foreign investment in concessionaire companies, such as Satmex, only up to 49%.

On June 11, 2013, the reform bill was passed and the constitution was modified such that it now allows for direct foreign investment up to 100% in telecommunications and satellite communications companies. The terms of the modifications to the constitution were effective on June 12, 2013.

As a result of the aforementioned, on July 31, 2013, Satmex and its shareholders entered into an agreement with Eutelsat Communications (“Eutelsat”), a public entity located in France, pursuant to which Eutelsat indirectly acquired 100% of Satmex’s outstanding voting equity interest. The acquisition closed on January 1, 2014.

Satellite Satmex 8

On April 1, 2010, Satmex initiated a program for the design and construction of the satellite Satmex 8, through the execution of the Satmex 8 ATP with Space Systems/Loral, LLC (“SSL”). Construction of the Satmex 8 satellite was completed during the second half of 2012. Satmex 8 is a 64 C- and Ku-band transponder satellite which has replaced Satmex 5. The design life of Satmex 8 is 15 years. Satmex 8 has been designed to provide comparable power levels and coverage over the Americas to those of Satmex’s existing satellites, Satmex 6 and Satmex 5.

Satmex 8 satellite was successfully launched on March 27, 2013, from the Baikonur, Kazakhstan cosmodrome. On April 26, 2013, after the successful completion of the in-orbit testing, Satmex achieved full control of the Satmex 8 satellite in its orbit. The migration of customers from Satmex 5 to Satmex 8 was carried out and concluded successfully on April 29, 2013.

Satellite Satmex 7

On March 13, 2012, Satmex and Asia Broadcast Satellite Holdings Ltd (“ABS”) entered into a master procurement agreement with Boeing Satellite Systems International, Inc. (“Boeing”) (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS for the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing (the “Program”). In the event ABS fails to perform its obligations under its own satellite procurement agreement, Boeing will be entitled to increase the price of each satellite of Satmex up to maximum of $10.5 million. Also, on this date, Satmex entered into a construction agreement (the “Satmex Procurement Agreement”) with Boeing, for the design, construction and delivery of the satellite Satmex 7, for a 34-month construction schedule. The Satmex Procurement Agreement also provides for a right to purchase an additional satellite.

Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”), whereby Satmex and ABS agreed to share launch services, allocate common Program costs and cross- indemnify each other for any actions or changes to the Program made by Satmex or ABS that adversely affect the costs, timing, delivery or launch of the other party’s satellite or satellites.

Finally, Satmex entered into a launch services agreement (the “Launch Services Agreement”) with Space Exploration Technologies, Corp. (“SpaceX”) to launch satellite Satmex 7. The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015 and with operations expected to commence in October 2015.

The design, construction, launch and insurance costs of Satmex 7 are expected to be approximately $165.0 million.

Through December 31, 2013, investment in Satmex 7 has totaled $107.3 million, which includes $8.6 million of capitalized interest.

Satellite Satmex 9

On July 15, 2013, Satmex entered into an agreement with Boeing for the design, construction and delivery of Satmex 9, the latest communications satellite in its fleet. Satmex 9 will be launched from Cape Canaveral, Florida and will use SpaceX’s Falcon 9 rocket. The launch is scheduled for the fourth quarter of 2015. Satmex 9 is a satellite with 48 Ku band 36 MHz equivalent transponders, which will be based on Boeing’s 702 SP platforms, for a 24-month construction schedule. The procurement of Satmex 9 is part of a global cooperation agreement with ABS, under the Master Procurement Agreement and the Bilateral Agreement.

On August 15, 2013, Satmex entered into a Configuration Authorization to Proceed (“CATP”) with Boeing, for the design, construction and delivery of Satmex 9. Satmex 9 will have a WAAS Hosted Payload. In connection with work related to the addition of a hosted payload to Satmex 9, a subcontract between Raytheon Company Integrated Defense Systems (“Raytheon”) and Satmex was executed on August 23, 2013.

A further subcontract agreement was signed on December 12, 2013, which superseded the original letter subcontract signed in August. The GEO Satellite Payload for the WAAS will work with C-Extended Band and L-Band. The design, construction, launch and insurance costs of Satmex 9 are expected to be approximately $195.2 million.

Through December 31, 2013, investment in Satmex 9 has totaled $52.3 million, which includes $1.9 million of capitalized interest.

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

a.                            The total estimated consideration transferred, at fair value, for the acquisition of 100% of Satmex’s common stock was as follows:

Consideration at fair value:	As of May 26, 2011

Cash paid	$1,000
Executive bonuses	6,303
Cash consideration paid upon completion of the share purchase agreement	5,250
Rights offering	90,000
Capitalization of Second Priority Old Notes	78,618

Fair value of total consideration transferred	$181,171

b.                            Supplementary Pro Forma Information (Unaudited)

The following table presents the revenues and net (loss) income of Satmex as if the acquisition had occurred as of January 1, 2011:

	Revenues	Net loss
	Unaudited
Actual from May 26, 2011 to December 31, 2011 (Successor Registrant)	70,321	(18,882)

Supplemental pro forma from January 1, 2011 to December 31, 2011	120,585	(12,027)

Supplemental pro forma from January 1, 2011 to December 31, 2011 was adjusted to exclude $28,766, of recapitalization transaction expenses incurred in such period, as they are considered non-recurring charges.

Acquisition-related costs were $47,013, of which $18,247 represent the cost of issuing the Senior Secured Notes, which was capitalized within other assets (see Note 5h) on May 5, 2011 (date of issuance of the Senior Secured Notes) and $28,766 were included in the Predecessor statement of operations within recapitalization transactions expenses.

c.                             The following table summarizes the recognized amounts of identifiable assets, assumed liabilities and non-controlling interest, pushed-down and reflected in Satmex’s financial information as of the Acquisition Date:

Recognized amounts of identifiable assets acquired and liabilities assumed:	As of May 26, 2011

Satellite and equipment	$341,645
Intangible assets	86,835
Concessions	41,740
Deferred financing cost	18,247
Financial assets, net of financial liabilities	56,159
Deferred income taxes	(10,346)
Deferred revenue	(35,956)
First Priority Old Notes	(238,237)
Assets held for sale, net	19,058
Total identifiable net assets	279,145

Non-controlling interest (1)	(3,486)
Bargain purchase	(94,488)

$181,171

All assets and liabilities acquired have been measured at fair value.

(1)                      The fair value of the non-controlling interest in Enlaces, a private entity, was estimated by applying the income approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include a discount rate of 12.30%, a terminal value based on terminal earnings before interest, taxes, depreciation, and amortization, and financial multiples of entities deemed to be similar to Enlaces between 5x and 6x.

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

Enlaces, a subsidiary of the Company which provides private networks for voice, video and data as well as other data services, was consolidated as of December 31, 2012, with a 75% participation by Satmex.

On April 29, 2013, at a General Partners’ Meeting of Enlaces, its partners, through a unanimous resolution, approved a decrease in the equity capital of Enlaces by $2.3 million, through a cash distribution to the non-controlling interest, as a result of which Satmex held a 100.00% in Enlaces as of such date.

Subsequently, Satmex entered into an equity sale agreement with respect to 100% of its equity in Enlaces. Accordingly, Enlaces has been presented as a discontinued operation. Prior periods have been retroactively adjusted for comparative purposes. (See Note 4)

c.                             Foreign currency transactions - For U.S. GAAP reporting purposes, the Company maintains separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of December 31, 2013 and 2012, were $13.0765 and $13.0101, respectively), with the resulting effect included in other (expense) income within results of operations.

4.                            Assets Held for Sale and Discontinued Operation

Satmex classifies assets as held for sale when such assets meet the accounting criteria to be classified as such:  (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such assets, (iii) an active program to locate a buyer and other actions to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable and is expected to occur within one year, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made.  When these criteria are met, the assets held for sale are presented together within one line item within asset in the balance sheet, valued at the lower of their carrying amount or fair value less costs to sell.  Liabilities directly associated with such assets are also presented within a single line item within liabilities within the balance sheet.

Satmex classifies operations as discontinued when such operations represent a component of the entity, and such component either has been disposed of or is held for sale, when the operations and cash flows of the component will be eliminated from the ongoing operations and when it does not expect to retain any significant continuing involvement in the operations of the component after the respective sale transaction.

For all periods presented, the operating results for discontinued operations are removed from continuing operations and presented separately as discontinued operations, net of tax, in the consolidated statement of operation. Additionally, the Company has elected to retroactively present assets and liabilities held for sale for all periods presented.

On October 25, 2013, Satmex entered into an Equity Interest Purchase Agreement (the “Securities Purchase Agreement”) with Axesat S. A., subject to which Satmex will sell its direct and indirect interests in Enlaces, subject to the terms and conditions described therein. The transaction is expected to close during 2014, subject to government and regulatory approvals and other customary conditions. This transaction meets the criteria of a discontinued operation, for which reason the accompanying consolidated balance sheet presents the assets and liabilities of Enlaces as assets and liabilities held for sale and the accompanying consolidated statement of operations presents the operations of Enlaces as discontinued operations. These assets and liabilities are presented as non-current because recovery of the related account receivable will occur over more than one year. Enlaces previously comprised the Broadband satellite services segment.

For the years ended December 31, 2013 and December 31, 2012 and for the periods from May 26, 2011 to December 31, 2011 and January 1, 2011 to May 26, 2011, revenue of Enlaces was $8,969, $10,980, $12,646 and $5,198, respectively and (loss) income before taxes totaled ($1,734), $222, $372 and $17, respectively.

The carrying amounts of the major classes of assets and liabilities of discontinued operations in the consolidated balance sheet were as follows:

	2013	2012
Cash and cash equivalents	$2,658	$10,837
Other current assets	4,110	4,117
Other non-current assets, mainly customer relationships	676	6,702

Total assets held for sale	$7,444	$21,656

	2013	2012
Current liabilities	$1,570	$1,945
Non-current liabilities	1,110	1,327

Total liabilities held for sale	$2,680	$3,272

As a result of the classification of the net assets of Enlaces as held for sale in the accompanying balance sheet, such net assets were valued at their fair value less costs to sell, which resulted in the recognition of a loss of $5,842, presented within the discontinued operations line item in the accompanying statement of income (loss).

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

b.                            Restricted cash - On July 3, 2012, Satmex and ILS entered into an Escrow Agreement, in which Satmex deposited with the Escrow Agent $4,900 representing 5% of the launch service price for the Satmex 8 satellite. The Escrow Agent held the escrow deposit in an interest bearing account. On the Satmex 8 launch date, the Escrow Agent released the escrow deposit plus accumulated interest from the escrow account upon receipt of the irrevocable escrow instructions jointly provided by Satmex and ILS. At December 31, 2012, Satmex classified the $4,900 as restricted cash. On March 26, 2013, the restricted cash was released.

c.                             Concentrations of credit risk - Financial assets, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions.

Accounts receivable are comprised of several companies in the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with advance billing arrangements and guarantee deposits from customers mitigate potential credit risks with regard to its current customer base.

d.                            Prepaid insurance - The insurance premium paid to renew in-orbit coverage of is recorded as a prepaid insurance and amortized over the related insurance policy period.

e.                             Satellites and equipment - As of May 26, 2011, Satmex adopted push-down accounting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the cost approach. The cost approach, often referred to as current replacement cost, estimates fair value based on the amount that currently would be required to replace the service capacity of an asset. Assets acquired after the adoption of push-down accounting are recorded at acquisition cost.

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

The estimated useful lives of the satellites are as follows:

	Original useful life (Years)	Remaining economic life at December 31, 2013 (Years)
Satellites in-orbit - are as follows:
Satmex 8	15	21.93
Satmex 6	15	9.39
Satmex 5	15	7.65

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 8 was launched on March 27, 2013 and commenced its operations in May 2013. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999.  As discussed in Note 1, the Company decided to place Satmex 5 into inclined orbit, which occurred in May 2013.

The estimated useful lives of equipment are as follows:

Original useful life (Years)

Equipment:
Satellite equipment	15
Furniture and fixtures	10
Leasehold improvements	5
Equipment and antennas	10

f.                              Concessions - As of May 26, 2011, Satmex adopted push-down accounting, under which its concessions were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the orbital concessions using market approach. Orbital concessions are amortized over 40 years using the straight-line method; their remaining useful life as of the Acquisition Date was 26 years. Concessions acquired after the adoption of push down accounting are recorded at acquisition cost.

g.                             Valuation of satellites and long-lived assets - The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Estimated future cash flows from the Company’s satellites could be impacted by changes in estimates of its ability to operate the satellite at expected levels, changes in the manner in which the satellite is to be used and the loss of one or several significant customer contracts on the satellite.

h.                            Deferred financing costs - Deferred financing costs related to the issuance of Senior Secured Notes were capitalized and reported as an asset. These costs are amortized to interest expense using the effective rate interest method.

i.                                Other intangible assets - Intangible assets is comprised of contract backlog, which was identified as part of the push-down of acquisition accounting, initially recorded at fair value using the income approach method. The Company reviews intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. An intangible asset with a determinable useful life is considered to have been impaired when its carrying amount exceeds its fair value; however, an impairment loss shall only be recognized when the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.

j.                               Contract backlog is amortized to reflect the pattern of consumption, over the estimated useful lives of the assets, which is up to an estimated 10 years.

k.                            Labor obligations - In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances.

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

l.                                Fair value of financial instruments and fair value measurements - An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

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

The Company’s financial instruments consist principally of cash, restricted cash, accounts receivable, debt, accounts payable and accrued expenses. The Company believes that the recorded values of cash, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their current fair values because of their nature and respective maturity dates or durations. The fair value of debt is disclosed in Note 12.

m.                        Provisions - Are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

n.                            Income taxes - Income taxes are recorded in the result of year in which they are incurred. Through December 31, 2013, the Company paid the higher of regular income tax (“ISR”) and the Mexican Business Flat Tax (“IETU”); as a result of fiscal reforms enacted in 2013, IETU was eliminated from the tax code. Satmex accounts for deferred income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. See Note 15 for a discussion of changes to Mexican tax laws enacted during 2013. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards. Prior to December 31, 2013, the determination of deferred income taxes also included the effects of IETU; such effects were eliminated in 2013 as a result of the fiscal reforms previously mentioned.

Satmex recognizes net deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

o.                            Statutory employee profit sharing - Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

p.                            Revenue recognition - Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

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

The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.  These revenues are presented within discontinued operations, as a result of the discontinuation of the operations of Enlaces in 2013 as mentioned in Notes 1 and 4.

q.         Deferred revenue - Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the orbital concessions (“State Reserve”). As of May 26, 2011, as a result of the adoption of push-down accounting, this obligation was recorded at its fair value, using the income approach method, and recognized as deferred revenue with a corresponding increase in the value of the related assets. Deferred revenue is amortized to fixed satellite services revenue based on the expected consumption pattern.

r.                               Use of estimates - The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

s.                              Recently adopted accounting pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosure.

In July 2012, the FASB issued ASU 2012-02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This update amends ASU 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosure.

t.                               Recently issued accounting pending adoption

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

For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.  The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013. This ASU will be adopted in the 2014 fiscal year.

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Arising from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The amendments in this ASU require an entity to measure joint and several obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The amendments in this guidance are effective for fiscal years beginning after December 15, 2014.  The Company is currently evaluating the effects of adopting this ASU.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.  This ASU offers guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The Company will adopt this ASU prospectively in the 2015 fiscal year.

In April 2013, the FASB issued ASU No. 2013-7, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. The amendments of this ASU require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception. In addition, this ASU provides guidance for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The Company is currently evaluating the effects of adopting this ASU.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The guidance states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward to the extent that, among others, the tax law of the applicable jurisdiction allows for the use of such tax assets to settle any additional income taxes that would result from the disallowance of a tax position. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2014. Early adoption is permitted. The Company is currently evaluating the effects of adopting this ASU.

6.                            Cash and cash equivalents

As of December 31, cash and cash equivalents consist of:

	2013	2012

Cash	$9,064	$5,737
Cash equivalents (1)	20,732	58,078

	$29,796	$63,815

(1)                       The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.

7.                            Accounts receivable

As of December 31, accounts receivable consist of:

	2013	2012

Customers	$15,723	$9,640
Allowance for doubtful accounts	(671)	(265)
	15,052	9,375
Recoverable income taxes	220	35
Recoverable value-added tax and tax withholdings	1,136	533
Other	162	612

	$16,570	$10,555

The principal customers of the Company are as follows:

•                                For fixed satellite services:

•                               Broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.

•                               Telecommunications: América Movil Perú, S.A.C., Teléfonos de México, S.A.B. de C.V. (“Telmex”) and Telefónica del Perú, S.A.A.

•                               Data transmission and internet: Hughes Network Systems and Hunter Communications, Inc.

•                                For programming distribution services: Comcast Cable Communications, LLC and Direct TV Inc.

For the years ended December 31, 2013, 2012 and 2011, revenues from Fixed satellite services and Programming distribution services were obtained from:

	2013	2012	2011
	%	%	%

Hughes Networks Systems	9	11	15
América Móvil Perú, S.A.C.	9	9	10
Telmex	4	5	5
Other foreign customers	49	45	43
Other domestic customers	29	30	27

8.                            Satellites and equipment

As of December 31, satellites and equipment consist of:

	2013	2012

Satellites in-orbit	$556,171	$196,425
Satellite equipment and antennas	7,044	5,771
Furniture and fixtures	4,749	3,539
Leasehold improvements	801	782
	568,765	206,517
Accumulated depreciation and amortization	(87,841)	(52,549)
	480,924	153,968
Construction in-progress for Satmex 7	107,342	32,750
Construction in-progress for Satmex 9	52,345	3,764
Construction in-progress for Satmex 8	—	358,289
Other construction in-progress	1,224	1,663

	$641,835	$550,434

For the years ended December 31, 2013 and 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant) and from January 1, 2011 to May 25, 2011 (Predecessor Registrant), depreciation and amortization expense related to satellites and equipment was $35,206, $31,715, $20,825 and $14,957, respectively.

For the years ended December 31, 2013 and 2012, and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant) and from January 1, 2011 to May 25, 2011 (Predecessor Registrant), interest costs of $9,357, $33,830, $11,715 and $3,801, respectively, were capitalized.

9.                            Concessions

As of December 31, concessions consist of:

	2013	2012

Orbital concessions	$41,740	$41,740
Accumulated amortization	(4,081)	(2,501)
	37,659	39,239
Advance payment for orbital position	1,361	—

	$39,020	$39,239

For the years ended December 31, 2013 and 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant) and from January 1, 2011 to May 25 (Predecessor Registrant), amortization of concessions was $1,580, $1,580, $922 and $547, respectively.

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

The satellites are monitored, controlled and operated through two control centers, one of them is located in the east side of Mexico City, and the other one is located in Hermosillo, Sonora. The land and related facilities of the first control center and the land of the second control center are the property of the Mexican federal government.

Use of the land and facilities where the control centers are located that are property of the Mexican federal government was granted to the Company through a concession for a 40-year term, for which the Company pays a fee, which is adjusted every five years by the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 18g).

The terms of the concessions are subject to certain legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer the concessions to any foreign country or state. If the Mexican federal government expropriates them, the Company is entitled to liquidation or resignation of their rights. As of December 31, 2013, the Company has complied with the obligations established in the concession titles.

10.                     Intangible assets - Intangible assets are comprised of contract backlog, which was recognized in connection with the adoption of push-down accounting. Detail is as follows:

	Average remaining
	contractual	2013		2012
	life		Accumulated		Accumulated
	(years)	Gross amount	amortization	Gross amount	amortization

Contract backlog (1)	1-8	$86,835	$77,378	$86,835	$54,911

(1)                       Using the income approach to determine fair values as of May 26, 2011, as a result of the adoption of push-down accounting.

For the years ended December 31, 2013 and 2012, and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant) and from January 1, 2011 to May 25, 2011 (Predecessor Registrant), amortization expense for this intangible asset was $22,467, $30,835, $24,075 and $1,178, respectively.

Future annual amortization expense for contract backlog is estimated to be as follows:

2014	$5,049
2015	2,658
2016	898
2017	346
2018	225
Thereafter	281

$9,457

11.                     Accounts payable and accrued expenses

As of December 31, accounts payable and accrued expenses consist of:

	2013	2012

Suppliers	$46,266	$27,790
Taxes payable, other than income taxes	18,118	1,781
Professional fees	12,143	971
Accrued interest	5,106	4,275
Performance and sale bonuses	2,332	2,309
Guarantee deposits and customer advances	1,880	2,395
Programming provisions	1,887	1,707
Sundry creditors	1,290	1,684

	$89,022	$42,912

12.                     Debt obligations

As of December 31, debt obligations are:

	2013		2012
	Amount	Fair Value	Amount	Fair Value
Senior Secured Notes at annual fixed rate of 9.5%, due in 2017	$325,000	$351,205	$325,000	$338,000

Tack-on Senior Secured Notes at annual fixed rate of 9.5%, due in 2017	35,000	37,822	35,000	36,400

	$360,000	$389,027	$360,000	$374,400

The fair value for debt obligations is determined using quoted market prices. Fair value is based upon pricing information with respect to the trading of the bonds in a secondary market, obtained from several market data providers and brokerage firms. Inputs used to determine the fair value are classified as Level 2 within the fair value hierarchy from FASB ASC 820, Fair Value Measurements.

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

•                               In the event of a change of control, the holders have the right to require Satmex to repurchase the Senior Secured Notes at 101% of their issue price, plus accrued and unpaid interest. Attending this commitment Satmex offered to repurchase the Notes. The offer expired on March 3, 2014 and the total amount repurchased was $44 - See note 17.

The indenture related to the Senior Secured Notes issued by Satmex establishes certain covenants. Principal covenants are as follows:

•                               The Company should pay the notes on the dates and in the manner provided by the indenture.

•                               The Company should maintain an office or agency where the notes may be surrendered for registration.

•                               The Company should furnish to the holders of the notes and the Trustee all annual reports on Form 20-F, within 120 days after the end of the financial year.

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

As of December 31, 2013, Satmex has complied with these obligations.

13.                     Shareholders’ equity

Successor Registrant:

a.                            As of December 31, 2013, the authorized, issued and outstanding common stock is as follows:

Shares			Rights %
Fixed / Class I	Variable / Class II	Total	Voting	Economic

50,000	6,580,000	6,630,000	4.85	4.85
—	123,240,990	123,240,990	90.08	90.08
—	6,933,124	6,933,124	5.07	5.07

50,000	136,754,114	136,804,114	100.00	100.00

On December 30, 2013, the shareholders approved and increase to the variable common stock of the Company in the amount of $40,000 for Eutelsat by subscribing 6,832,519 Class II shares of the capital stock. The shareholders Holdsat México and Satmex International, BV waived their preemptive right to subscribe to and pay the capital increase.  In a second resolution the shareholders approved the cancellation of 28,405 shares from the Company’s treasury.

On December 30, 2013, the 21,561, and 79,044 Class II shares were transferred from Eja Holdings Ltd. and Centerbridge Capital Partners SBS, L. P., respectively to Eutelsat, S. A.

b.                            As of December 31, 2012, the authorized, issued and outstanding common stock is as follows:

Fixed	Variable Capital Class II				Rights %
Class I Series A	Series A	Series B	Series N	Total	Voting	Economic

50,000	6,580,000	—	—	6,630,000	51.000	5.10000
—	—	6,363,339	116,877,651	123,240,990	48.950	94.80076
—	—	1,113	20,448	21,561	0.008	0.01659
—	—	4,081	74,963	79,044	0.031	0.06080
—	—	1,467	26,938	28,405	0.011	0.02185

50,000	6,580,000	6,370,000	117,000,000	130,000,000	100.000	100.00000

After giving effect to the Recapitalization Transactions and the application of the proceeds therefrom, Satmex was owned principally by Holdsat Mexico and Investment Holdings BV. Investment Holdings BV equity interests are owned indirectly by Satmex Investment Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Investment Holdings LP”), which owns 99.99% of such equity interests, and Satmex Investment Holdings GP Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Investment Holdings GP” and together with Investment Holdings LP, “Investment Holdings”), which is the general partner of Investment Holdings LP and owns 0.01% of such equity interests. Eligible former holders of the Second Priority Old Notes own 100.00% of the interests in Investment Holdings. Holders that were not eligible to hold their interests through Investment Holdings held shares of reorganized Satmex directly.

Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.

All Series A shares of Satmex were owned by Holdsat Mexico. The Series A shares entitle holders to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which 51.0% of the capital is owned by Mexican individuals or entities.

Series B shares entitle holders to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. Over 99% of the Series B shares were owned by Investment Holdings BV. Less than 1% of the Series B Shares were owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series B shares were deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

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

As mentioned in Note 1, under previous Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, was not allowed to exceed 49.0%. The Series N shares, however, were not taken into account in determining the level of foreign investment. Over 99% of the Series N shares were owned by Investment Holdings BV. Less than 1% of the Series N shares were owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series N shares were deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

c.                             Pursuant to a unanimous resolutions adopted by the shareholders at a meeting held on May 26, 2011, the following resolutions were authorized:

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

e.                             As of December 31, 2013 and 2012, the balance of the tax contributed capital account is $2,332,549 and $2,216,328 respectively.

Predecessor Registrant:

f.                              Until May 25, 2011, the authorized, issued and outstanding common stock was as follows:

Common Stock — Shares
Fixed Capital Class I			Variable Capital Class II				Fixed Capital Class I
Series A	Series B	Series N	Series A	Series B	Total	Voting	Economic

7,500,000	—	—	—	—	7,500,000	45.00	16.00
—	221,667	401,770	—	—	623,437	1.33	1.33
—	111,667	202,395	—	—	314,062	0.67	0.67
—	—	—	7,166,667	29,395,833	36,562,500	43.00	78.00
1,666,667	—	208,333	—	—	1,875,000	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	46,874,999	100.00	100.00

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

i.                                Prior to May 26, 2011, the NAFIN Trust, was the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex

14.                     Related party balance and transactions

Related party transactions performed in the normal course of operations were as follows:

				Predecessor
	Successor Registrant			Registrant
			Period from May	Period from January
			26, 2011 through	1, 2011 through
	2013	2012	December 31, 2011	May 25, 2011
Revenues from:
Satellite services - Mexican federal government	$—	$—	$—	$2,225
Enlaces (Discontinued operation)	4,178	4,715	3,044	2,153
Satellite capacity to Mexican federal government	—	—	—	977
Loral	—	—	—	119

Expenses from:
Rent of control centers - Mexican government	—	—	—	225
Professional fees - Intenal Mexican	372	144	—	—

Capital expenditures for:
Construction Satmex 8 — Loral	—	—	—	148,932

15.                     Income taxes

a.                            Income tax (benefit) expense was comprised as follows:

				Predecessor
	Successor Registrant			Registrant
			Period from	Period from
			May 26, 2011	January 1, 2011
			through	through
			December 31,	May 25,
	2013	2012	2011	2011
Current:
ISR	$271	$1,037	$543	$97
IETU	—	41	43	356
Total current	271	1,078	586	453

Deferred:
ISR	(78,214)	(26,435)	6,075	(10,394)
IETU	(25,382)	(4,812)	5,612	2,157
Change in valuation allowance	37,275	15,676	(873)	10,394
Total deferred	(66,321)	(15,571)	10,814	2,157
Total income tax (benefit) expense	$(66,050)	$(14,493)	$11,400	$2,610

b.                            The provision (benefit) for income taxes differs from the amount computed by applying the Mexican statutory income tax rate of 30 percent on the income (loss) from continuing operations before income taxes as a result of the following items:

	2013	2012	2011
Expected income tax expense (benefit) at statutory rate	$(18,288)	$7,884	$(10,097)
Tax inflation and statutory foreign exchange effects	(4,542)	3,638	4,787
Nondeductible expenses	254	1,568	1,953
ISR and IETU hybrid method	—	(21,714)	7,846
Use of previously reserved tax loss carryforwards	(11,839)	(21,545)	—
Application of the initial cumulative effect of deferred tax for change in Tax Law	(68,910)	—	—
Change in valuation allowance	37,275	15,676	9,521

Total income tax (benefit) expense	$(66,050)	$(14,493)	$14,010

c.                             The significant components of the net deferred tax asset (liability) are:

	2013	2012

Deferred tax assets:
Tax loss carryforwards	$115,026	$58,670
Concessions, net	67,593	35,371
Credits on IETU losses	—	6,998
Deferred revenue	7,225	7,071
Accrued expenses and other	4,144	2,016
Total deferred tax assets before valuation allowance	193,988	110,126
Valuation allowance for deferred tax assets	(87,448)	(50,173)
Net deferred tax assets	106,540	59,953
Deferred tax liabilities:
Satellites and equipment, net	(43,453)	(54,656)
Intangibles, net	(1,228)	(7,823)
Prepaid insurance and other	(429)	(1,621)
Deferred financing cost	—	(744)
Total deferred tax liabilities	(45,110)	(64,844)

Net deferred tax asset (liability)	$61,430	$(4,891)

Classification on consolidated balance sheets:
Current deferred tax assets	$79	$2,475
Long-term deferred tax assets	61,351	—
Long-term deferred tax liabilities	—	(7,366)

Net deferred tax assets (liabilities)	$61,430	$(4,891)

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regards to future realization of deferred tax assets. The Company assesses the recoverability of its tax loss carryforwards and other deferred tax assets and based upon this analysis records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2013 and 2012, Satmex had a valuation allowance totaling $87.4 million and $50.1 million against deferred tax assets and tax loss carryforwards due to the limited carryforward periods, respectively. As a result of the elimination of IETU in the Mexican fiscal reform enacted in 2013, deferred IETU was eliminated, subsequent to which the Company determined that it would now benefit from tax loss carryforwards and other deferred tax assets that were previously considered unrecoverable.  Accordingly, deferred income taxes reflect the recognition of those future benefits from tax loss carryforwards and other assets.

As of December 31, 2013, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Amounts (1)
Expiration Date	Tax loss carryforwards

2014	$31,566
2016	235,611
2017	25,502
2018	82,183
2021	8,557

$383,419

(1)                      The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law.

In 2013 and 2012, the Company used $44.1 million and $72.6 million of tax loss carryforwards, respectively. In 2013 and 2011, $38.1 million and $69 million of tax loss carryforwards expired, respectively.

d.                            Statutory income tax rates - Mexican companies are subject to ISR and through December 31, 2013, IETU, of which they were required to pay the greater of the two taxes. Accordingly, deferred income taxes prior to that date were prepared based on the tax regime expected to be paid in the future.  Deferred IETU was eliminated in 2013 as a result of the 2013 fiscal reforms.

The ISR rate in 2013, 2012 and 2011 was 30%. In accordance with the Mexican Federal Income Tax Law for 2014, which was enacted in 2013, the ISR rate applicable to companies will remain at 30%.

e.                             Uncertain tax positions - The Company has not taken any uncertain tax positions for which it believes it is more likely than not, based on technical merits, that it will not receive benefits taken for its tax positions. The tax years that remain subject to examination by the tax authorities include 2009 — 2013.

16.                     Reorganization expenses

This caption includes legal, financial and regulatory expenses and fees in connection with various attempts made by Satmex in each year to carry out a restructuring, reorganization or sale transaction and/or recapitalization of its outstanding indebtedness.

17.                     Subsequent events

a.                            On January 31, 2014, Satmex caused The Depository Trust Company, as holder of record of Satmex’s outstanding  9.50% Senior Secured Notes due 2017 (the “Notes”), to be notified of Satmex’s offer to purchase for cash all or any portion of the Notes (the “Offer to Purchase”).  The offer is being made as a result of the change of control that occurred in connection with the Eutelsat Acquisition in satisfaction of Satmex’s obligation under Section 4.15 of the indenture governing the notes, dated as of May 5, 2011 by and between Satmex and Wilmington Trust, National Association. For more information on the offer to purchase, see the report filed on Form 6-K on February 4, 2014.

b.                            On April 11, 2014, Eutelsat and its wholly owned subsidiary, Satmex, announce that the noteholders of Satmex were notified of the early redemption, on May 15, 2014, of all the notes issued on May 5, 2011 and March 30, 2012, initially maturing on 15 May 2017. Satmex will be redeemed at 104.75% of their principal amount, plus accrued and unpaid interest to the redemption date.

18.                     Contingencies and commitments

Insurance matters

a.                            Satmex 8 is insured with coverage of $360 million the current policy expired on March 26, 2014. After such date Satmex 8 will be insured by the global Eutelsat policy and its cost will be reflected as an intercompany charge.

b.                            On December 5, 2013, Satmex renewed the in-orbit insurance policy for satellite Satmex 6, which expires on March 26, 2014 and provides coverage for $129.9 million. After such date, Satmex 6 will also be covered by the Eutelsat global policy and its cost will be reflected as an intercompany charge.

c.                             Satmex did not renew the in-orbit insurance policy for satellite Satmex 5 primarily because the satellite’s geostationary life ended in September 2013, and the condition of the satellite does not comply with the industry standards required by the terms and conditions of the insurance policy. Any uninsured loss of satellite Satmex 5 would not have a material adverse effect on Satmex’s results of operations and financial condition.

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

For the years ended December 31, 2013 and 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant) and from January 1, 2011 to May 25, 2011 (Predecessor Registrant), the fees paid were $528, $496, $283 and $224, respectively.

h.                            Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years as of October 1, 2013 and ending in September 30, 2018. For the years ended December 31, 2013 and 2012 and for the periods from May 26, 2011 to December 31, 2011 (Successor Registrant) and from January 1, 2011 to May 25, 2011 (Predecessor Registrant), rent expense was $527, $520, $378 and $125, respectively. The minimum future payments for the period ended September 30, 2018 is $2.5 million per year.

i.                                Future minimum revenues (“Contract Backlog”) due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of December 31, 2013, are as follows:

Years	Amounts

2014	$96,600
2015	75,587
2016	61,207
2017	43,223
2018	38,730
Until 2030	101,476

$416,823

19.                     Business segment information

The Company previously identified its reportable segments as the following three operating segments, based on the information used by its chief operating decision maker with respect to resource allocation and performance of the Company: Satellite services, Programming distribution services and Broadband satellite services. As a result of the intended sale of Enlaces, discussed in Notes and 4, the Company’s internal reports no longer include information related to Broadband satellite services. Accordingly, the Company has concluded that it is no longer an operating segment and only reports two reportable segments; prior years have been restructured to reflect the change in segments. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Except for the satellites, the Company’s assets are substantially all located in Mexico.

The following table presents the operating income (loss) items and assets information by reportable segment:

	Successor Registrant
	For the year ended December 31, 2013
	Satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$122,258	$12,792	$—	$135,050
Eliminations	(2,194)	—	—	(2,194)
Operating revenues	120,064	12,792		132,856

Cost and expenses	109,478	12,456	—	121,934
Eliminations	(15,582)	(2,272)	—	(17,854)
	93,896	10,184	—	104,080
Depreciation and amortization	58,459	794	—	59,253

Operating (loss) income	(32,291)	1,814	—	(30,477)
Interest expense	—	—	—	(30,728)
Interest income	—	—	—	194
Foreign exchange gain — net	—	—	—	51

Loss from continuing operations before income tax	—	—	—	(60,960)

Income tax benefit	—	—	—	(66,050)
Discontinued operations	—	—	—	(7,093)
Net loss	—	—	—	$(2,003)
Capital expenditures (includes paid and not yet paid)	$149,672	$2	$—	$149,674

Total assets	$816,253	$7,091	$(1,459)	$821,885

	Successor Registrant
	For the year ended December 31, 2012
	Satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$120,358	$14,504	$—	$134,862
Eliminations	(1,689)	—	—	(1,689)
Operating revenues	118,669	14,504	—	133,173

Cost and expenses	42,031	12,412	—	54,443
Eliminations	(13,624)	(2,175)	—	(15,799)
	28,407	10,237	—	38,644
Depreciation and amortization	63,237	893	—	64,130
Operating income	27,025	3,374	—	30,399
Interest expense	—	—	—	(4,430)
Interest income	—	—	—	197
Foreign exchange gain — net	—	—	—	111
Income from continuing operations before income tax	—	—	—	26,277
Income tax benefit	—	—	—	(14,493)
Discontinued operations	—	—	—	549
Net income	—	—	—	$41,319
Capital expenditures (includes paid and not yet paid)	$148,846	$12	$—	$148,858

Total assets	$740,719	$7,216	$(1,842)	$746,093

	Successor Registrant
	For the Period From May 26, 2011 through December 31, 2011
	Satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$63,505	$7,576	$—	$71,081
Eliminations	(747)	(13)	—	(760)
Operating revenues	62,758	7,563	—	70,321

Cost and expenses	25,627	6,240	—	31,867
Eliminations	(8,627)	(1,018)	—	(9,645)
	17,000	5,222	—	22,222
Depreciation and amortization	45,110	714	—	45,824

Operating income	648	1,627	—	2,275
Interest expense	—	—	—	(8,983)
Interest income	—	—	—	182
Foreign exchange loss — net	—	—	—	(550)

Loss from continuing operations before income tax	—	—	—	(7,076)

Income tax expense	—	—	—	11,400
Discontinued operations	—	—	—	(381)
Net loss	—	—	—	$(18,857)

Capital expenditures (includes paid and not yet paid)	$155,470	$187	$—	$155,657

Total assets	$660,867	$7,028	$(2,566)	$665,329

	Predecessor Registrant
	For the Period From January 1, 2011 through May 25, 2011
	Satellite services	Programming distribution services	Eliminations upon consolidation	Total

Revenues	$46,577	$4,801	$—	$51,378
Eliminations	(689)	(15)	—	(704)
Operating revenues	45,888	4,786	—	50,674

Cost and expenses	22,209	3,748	—	25,957
Eliminations	(12,503)	(945)	—	(13,448)
	9,706	2,803	—	12,509

Depreciation and amortization	16,682	167	(167)	16,682
Reorganization expenses	28,766	—	—	28,766

Operating (loss) income	(9,266)	1,816	167	(7,283)
Interest expense	—	—	—	(19,494)
Interest income	—	—	—	69
Foreign exchange gain — net	—	—	—	127

Loss from continuing operations before income tax	—	—	—	(26,581)

Income tax expense	—	—	—	2,610
Discontinued operations	—	—	—	431
Net loss	—	—	—	$(28,760)

Capital expenditures (includes paid and not yet paid)	$78,510	$69	$—	$78,579

Total assets	$797,586	$12,785	$(15,999)	$794,372

20.                     Supplemental Guarantor Condensed Consolidating Financial Statements

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

Both the Exchange Notes and the Tack-on Notes are guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of the accompanying consolidated financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”). Future guarantor subsidiaries are contemplated in the indentures. The guarantees are full and unconditional and are joint and several obligations of the guarantors and are secured by first priority liens on the collateral securing the notes, subject to certain permitted liens. Accordingly, supplemental guarantor condensed consolidating financial statements are included hereon.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, in order to present the (i) condensed consolidating balance sheets as of December 31, 2013 and 2012 (Successor registrant), (ii) condensed consolidating statements of operations and condensed statements of cash flows for (a) the years ended December 31, 2013 and 2012 and for the period from May 26, 2011 through December 31, 2011 (Successor registrant) and (b) the period from January 1, 2011 through May 25, 2011 (Predecessor Registrant), of Satmex, which is the issuer of the Senior Secured Notes and the Tack-on Notes, and of the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries. Satmex’s investments in subsidiaries in the accompanying guarantor information are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations, capital contributions, distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Balance Sheets

As of December 31, 2013

(In thousands of U. S. dollars)

	Successor Registrant
	Satmex	Guarantor	Non Guarantor	Eliminations upon
	Issuer	Subsidiaries	Subsidiaries	consolidation	Consolidated
Assets
Current assets:
Cash and cash equivalents	$25,244	$879	$3,673	$—	$29,796
Accounts receivable, net	14,936	3,343	5,539	(7,248)	16,570
Prepaid insurance and other assets	4,985	221	1	—	5,207
Deferred tax assets	—	—	79	—	79
Total current assets	45,165	4,443	9,292	(7,248)	51,652

Satellites and equipment, net	641,772	63	—	—	641,835
Concessions, net	39,020	—	—	—	39,020
Due from related parties	3,503	—	896	(4,399)	—
Intangible assets and other assets	8,127	1,330	—	—	9,457
Deferred financing cost	8,054	—	—	—	8,054
Guarantee deposits and other assets	2,884	188	—	—	3,072
Deferred tax assets	60,284	1,067	—	—	61,351
Non-current assets held for sale	7,444	—	—	—	7,444

Total	$816,253	$7,091	$10,188	$(11,647)	$821,885
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable, accrued expenses and other	$72,821	$3,684	$19,765	$(7,248)	$89,022
Deferred revenue	3,467	—	—	—	3,467
Income tax payable	—	—	35	—	35
Total current liabilities	76,288	3,684	19,800	(7,248)	92,524

Debt obligations	360,000	—	—	—	360,000
Deferred revenue and other liabilities	29,339	3,645	896	(4,399)	29,481
Investment in subsidiaries	10,746	—	14	(10,760)	—
Non-current liabilities held for sale	2,680	—	—	—	2,680
Total liabilities	479,053	7,329	20,710	(22,407)	484,685

Shareholders’ equity:
Paid-in capital	315,662	100	36,000	(36,100)	315,662
Retained earnings	20,331	(338)	(46,522)	46,860	20,331
Additional paid-in capital	1,207	—	—	—	1,207
Total shareholders’ equity	337,200	(238)	(10,522)	10,760	337,200

Total	$816,253	$7,091	$10,188	$(11,647)	$821,885

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Balance Sheets

As of December 31, 2012

(In thousands of U. S. dollars)

	Successor Registrant
			Non
	Satmex	Guarantor	Guarantor	Eliminations upon
	Issuer	Subsidiaries	Subsidiaries	Consolidation	Consolidated
Assets
Current assets:
Cash and cash equivalents	$58,873	$921	$4,021	$—	$63,815
Restricted cash	4,900	—	—	—	4,900
Accounts receivable, net	8,760	3,006	3,532	(4,743)	10,555
Prepaid insurance and other assets	8,552	129	8	—	8,689
Deferred tax assets	1,566	909	—	—	2,475
Total current assets	82,651	4,965	7,561	(4,743)	90,434

Satellites and equipment, net	550,351	83	—	—	550,434
Concessions, net	39,239	—	—	—	39,239
Due from related parties	4,003	—	960	(4,963)	—
Intangible assets and other assets	30,772	2,168	—	—	32,940
Investment in subsidiaries	4,271	—	—	(4,271)	—
Deferred financing cost	11,390	—	—	—	11,390
Non-current assets held for sale	18,042	—	—	3,614	21,656

Total	$740,719	$7,216	$8,521	$(10,363)	$746,093

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable, accrued expenses and other	$41,286	$3,240	$3,128	$(4,742)	$42,912
Deferred revenue	3,605	—	—	—	3,605
Income tax payable	—	—	11	—	11

Total current liabilities	44,891	3,240	3,139	(4,742)	46,528

Debt obligations	360,000	—	—	—	360,000
Other long-term liabilities	27,317	4,003	960	(4,963)	27,317
Non-current liabilities held for sale	3,272	—	—	—	3,272
Long-term deferred tax liabilities	7,243	15	108	—	7,366
Total liabilities	442,723	7,258	4,207	(9,705)	444,483

Shareholders’ equity:
Paid-in capital	275,662	100	—	(100)	275,662
Retained earnings	22,334	(142)	4,314	(4,172)	22,334
Noncontrolling interest	—	—	—	3,614	3,614

Total shareholders’ equity	297,996	(42)	4,314	(658)	301,610

Total	$740,719	$7,216	$8,521	$(10,363)	$746,093

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Loss

For the year ended December 31, 2013

(In thousands of U. S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Continuing operations:
Revenues:
Satellite services	$122,258	$—	$—	$(2,194)	$120,064
Programming distribution services	—	12,792	—	—	12,792
Services companies	—	—	15,660	(15,660)	—
	122,258	12,792	15,660	(17,854)	132,856

Cost of satellite services	11,494	—	4,593	(4,808)	11,279
Cost of programming distribution services	—	10,105	—	(2,194)	7,911
Selling and administrative expenses	31,845	1,861	62,036	(10,852)	84,890
Depreciation and amortization	58,459	794	—	—	59,253
	101,798	12,760	66,629	(17,854)	163,333

Operating income (loss)	20,460	32	(50,969)	—	(30,477)

Interest (expense) income, net and other	(81,331)	(300)	118	51,030	(30,483)

Loss from continuing operations before income tax	(60,871)	(268)	(50,851)	51,030	(60,960)

Income tax benefit	(65,961)	(72)	(17)	—	(66,050)

Net income (loss) from continuing operations	5,090	(196)	(50,834)	51,030	5,090

Discontinued operations:
Loss from operations of discontinued component broadband satellite services	(7,093)	—	—	—	(7,093)

Net loss attributable to Satélites Mexicanos, S. A. de C. V.	$(2,003)	$(196)	$(50,834)	$51,030	$(2,003)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Income

For the year ended December 31, 2012

(In thousands of U. S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Continuing operations:
Revenues:
Satellite services	$120,358	$—	$—	$(1,689)	$118,669
Programming distribution services	—	14,504	—	—	14,504
Services companies	—	—	14,109	(14,109)	—
	120,358	14,504	14,109	(15,798)	133,173

Cost of satellite services	12,305	—	4,032	(4,516)	11,821
Cost of programming distribution services	—	10,129	—	(1,689)	8,440
Selling and administrative expenses	17,124	1,756	9,096	(9,593)	18,383
Depreciation and amortization	63,237	893	—	—	64,130
	92,666	12,778	13,128	(15,798)	102,774

Operating income	27,692	1,726	981	—	30,399

Interest (expense) income, net and other	(1,854)	(251)	336	(2,353)	(4,122)

Income from continuing operations before income tax	25,838	1,475	1,317	(2,353)	26,277

Income tax (benefit) expense	(15,378)	548	337	—	(14,493)

Net income from continuing operations	41,216	927	980	(2,353)	40,770

Discontinued operations:
Income from operations of discontinued component broadband satellite services	549	—	—	—	549

Net income	41,765	927	980	(2,353)	41,319

Less: Net income attributable to noncontrolling interest	—	—	—	103	103

Net income attributable to Satélites Mexicanos, S. A. de C. V.	$41,765	$927	$980	$(2,456)	$41,216

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of (Loss) Income

For the period from May 26, 2011 through December 31, 2011

(In thousands of U. S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Continuing operations:
Revenues:
Satellite services	$63,505	$—	$—	$(747)	$62,758
Programming distribution services	1,063	6,513	—	(13)	7,563
Services companies	—	—	9,050	(9,050)	—
	64,568	6,513	9,050	(9,810)	70,321

Cost of satellite services	6,533	—	2,549	(2,891)	6,191
Cost of programming distribution services	636	4,489	—	(732)	4,393
Selling and administrative expenses	10,465	1,332	5,861	(6,020)	11,638
Depreciation and amortization	45,110	714	—	—	45,824
	62,744	6,535	8,410	(9,643)	68,046

Operating income (loss)	1,824	(22)	640	(167)	2,275

Interest expense, net and other	(9,059)	(121)	(472)	301	(9,351)

(Loss) income from continuing operations before income tax	(7,235)	(143)	168	134	(7,076)

Income tax expense (benefit)	11,647	(347)	100	—	11,400

Net (loss) income from continuing operations	(18,882)	204	68	134	(18,476)

Discontinued operations:
Loss from operations of discontinued component broadband satellite services	(381)	—	—	—	(381)

Net (loss) income	(19,263)	204	68	134	(18,857)

Less: Net income attributable to noncontrolling interest	—	—	—	25	25

Net income (loss) attributable to Satélites Mexicanos, S.A. de C. V.	$(19,263)	$204	$68	$109	$(18,882)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Loss (Income)

For the period from January 1, 2011 through May 25, 2011

(In thousands of U. S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Continuing operations:
Revenues:
Satellite services	$46,577	$—	$—	$(689)	$45,888
Programming distribution services	761	4,040	—	(15)	4,786
Services companies	—	—	12,739	(12,739)	—
	47,338	4,040	12,739	(13,443)	50,674

Cost of satellite services	4,586	—	1,960	(2,145)	4,401
Cost of programming distribution services	454	2,875	—	(704)	2,625
Selling and administrative expenses	5,535	595	9,947	(10,594)	5,483
Depreciation and amortization	16,682	167	—	(167)	16,682
Reorganization expenses	28,766	—	—	—	28,766
	56,023	3,637	11,907	(13,610)	57,957

Operating (loss) income	(8,685)	403	832	167	(7,283)

Interest expense, net and other	(17,761)	(93)	175	(1,619)	(19,298)

(Loss) income from continuing operations before income tax	(26,446)	310	1,007	(1,452)	(26,581)

Income tax expense	2,317	1	292	—	2,610

Net (loss) income from continuing operations	(28,763)	309	715	(1,452)	(29,191)

Discontinued operations:
Income from operations of discontinued component broadband satellite services	431	—	—	—	431

Net (loss) income	(28,332)	309	715	(1,452)	(28,760)

Less: Net income attributable to noncontrolling interest	—	—	—	3	3

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(28,332)	$309	$715	$(1,455)	$(28,763)

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2013

(In thousands of U.S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities:

Net cash provided by operating activities	$62,597	$(40)	$(36,348)	$—	$26,209

Cash flows from investing activities:
Investment in shares	(36,000)	—	—	36,000	—
Construction in progress - satellites (including capitalized interest)	(100,971)	—	—	—	(100,971)
Orbital position Satmex 9	(1,361)	—	—	—	(1,361)
Acquisition of equipment	(2,014)	(2)	—	—	(2,016)
Net cash used in investing activities	(140,346)	(2)	—	36,000	(104,348)

Cash flows from financing activities:
Proceeds from equity interest	40,000	—	36,000	(36,000)	40,000
Net cash provided by (used in) financing activities	40,000	—	36,000	(36,000)	40,000

Cash flows of discontinued operation:
Net cash used in operating activities	(1,457)	—	—	—	(1,457)
Net cash used in investing activities	(195)	—	—	—	(195)
Net cash used in financing activities	(2,407)	—	—	—	(2,407)

Cash and cash equivalents:
Net change in cash and equivalents	(41,808)	(42)	(348)	—	(42,198)
Cash and equivalents at beginning of year	69,710	921	4,021	—	74,652
Cash and equivalents at end of year	$27,902	$879	$3,673	$—	$32,454

Less: Cash and equivalents at end of year from discontinued operations	2,658	—	—	—	2,658
Cash and equivalents at end of year from continuing operations	$25,244	$879	$3,673	$—	$29,796

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2012

(In thousands of U.S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities:

Net cash provided by operating activities	$80,069	$(56)	$970	$—	$80,983

Cash flows from investing activities:
Investment in shares
Construction in progress - satellites (including capitalized interest)	(114,678)	—	—	—	(114,678)
Restricted cash-satellite Satmex 8	(4,900)	—	—	—	(4,900)
Acquisition of equipment	(1,524)	(12)	—	—	(1,536)
Net cash used in investing activities	(121,102)	(12)	—	—	(121,114)

Cash flows from financing activities:
Issuance of Notes and expenses	35,700	—	—	—	35,700
Deferred financing costs	(1,221)	—	—	—	(1,221)
Net cash provided by financing activities	34,479	—	—	—	34,479

Cash flows of discontinued operation:
Net cash provided by operating activities	1,515	—	—	—	1,515
Net cash used in investing activities	(462)	—	—	—	(462)

Cash and cash equivalents:
Net change in cash and equivalents	(5,501)	(68)	970	—	(4,599)
Cash and equivalents at beginning of year	75,211	989	3,051	—	79,251
Cash and equivalents at end of year	$69,710	$921	$4,021	$—	$74,652

Less: Cash and equivalents at end of year from discontinued operations	10,837	—	—	—	10,837
Cash and equivalents at end of year from continuing operations	$58,873	$921	$4,021	$—	$63,815

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the period from May 26, 2011 through December 31, 2011

(In thousands of U.S. dollars)

	Successor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities:

Net cash provided by (used in) operating activities	$33,165	$(3,806)	$2,405	$—	$31,764

Cash flows from investing activities:
Construction in progress - satellites (including capitalized interest)	(150,537)	—	—	—	(150,537)
Acquisition of equipment	(1,393)	(47)	—	—	(1,440)
Net cash used in investing activities	(151,930)	(47)	—	—	(151,977)

Cash flows from financing activities:
Proceeds from equity interest	90,000	—	—	—	90,000
Repayment of First Priority Old Notes	(238,237)	—	—	—	(238,237)
Deferred financing costs	(333)	—	—	—	(333)
Net cash used in financing activities	(148,570)	—	—	—	(148,570)

Cash flows of discontinued operation:
Net cash provided by operating activities	590	—	—	—	590
Net cash used in investing activities	(187)	—	—	—	(187)

Cash and cash equivalents:
Net change in cash and equivalents	(266,932)	(3,853)	2,405	—	(268,380)
Cash and equivalents at beginning of period	342,143	4,842	646	—	347,631
Cash and equivalents at end of period	$75,211	$989	$3,051	$—	$79,251

Less: Cash and equivalents at end of period from discontinued operations	9,818	—	—	—	9,818
Cash and equivalents at end of period from continuing operations	$65,393	$989	$3,051	$—	$69,433

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Condensed Consolidating Statements of Cash Flows

For the period from January 1, 2011 through May 25, 2011

(In thousands of U.S. dollars)

	Predecessor Registrant
	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated

Cash flows from operating activities:

Net cash provided by (used in) operating activities	43,594	(35,570)	(763)	—	7,261

Cash flows from investing activities:
Construction in progress - satellites (including capitalized interest)	(42,334)	—	—	—	(42,334)
Acquisition of equipment	(511)	(57)	—	—	(568)
Net cash used in investing activities	(42,845)	(57)	—	—	(42,902)

Cash flows from financing activities:
Insurance of senior secured notes	325,000	—	—	—	325,000
Deferred financing costs	(18,247)	—	—	—	(18,247)
Net cash provided by financing activities	306,753	—	—	—	306,753

Cash flows of discontinued operation:
Net cash provided by operating activities	874	—	—	—	874
Net cash used in investing activities	(67)	—	—	—	(67)

Cash and cash equivalents:
Net change in cash and equivalents	308,309	(35,627)	(763)	—	271,919
Cash and equivalents at beginning of period	33,834	40,469	1,409	—	75,712
Cash and equivalents at end of period	$342,143	$4,842	$646	$—	$347,631

Less: Cash and equivalents at end of period from discontinued operations	9,636	—	—	—	9,636

Cash and equivalents at end of period from continuing operations	$332,507	$4,842	$646	$—	$337,995

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Schedules of Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

Description	Balance at beginning of period		Charged to cost and expenses	Deductions from reserves and other effects			Balance at end of period

Year ended December 31, 2013 (Successor Registrant)
Allowance for doubtful accounts	$265		$474		$(68)		$671

Valuation allowance on deferred tax assets	$50,173		$37,275	$			$87,448

Year ended 2012 (Successor Registrant)
Allowance for doubtful accounts	$384		$(49)		$(70)		$265

Valuation allowance on deferred tax assets	$34,497		$15,676		$—		$50,173

For the period from May 26, 2011 through December 31, 2011 (Successor Registrant)
Allowance for doubtful accounts	$—		$384		$—		$384

Valuation allowance on deferred tax assets	$135,291	(1)	$(873)		$(99,921	)(2)	$34,497

For the period from January 1, 2011 through May 25, 2011 (Predecessor Registrant)
Allowance for doubtful accounts	$470		$—		$(470	)(3)	$—

Valuation allowance on deferred tax assets	$146,562		$10,394		$—		$156,956	(1)

(1)                   Ending balance for the Predecessor Registrant does not match the beginning balance for the Successor Registrant due to the application of push-down accounting.

(2)                   Due to the use of the hybrid method, certain tax loss carryforwards and credits on IETU losses were excluded from or included in the deferred tax computation during those years in which the Company expected to pay IETU or ISR, respectively; accordingly, the related allowance on deferred tax assets is also excluded from or included in the deferred tax computation.

(3)                   Write-offs of uncollectible accounts due to the application of push-down accounting.

* * * * * *